Form 20-F
period 2019-06-30
Bioceres Crop Solutions Corp.
filed 2019-10-24
CIK 1769484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-38836

Bioceres Crop Solutions Corp.
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation)

Ocampo 210 bis, Predio CCT, Rosario Province of Santa Fe, Argentina
(Address of principal executive offices)

Gloria Montaron Executive Director Ocampo 210 bis, Predio CCT, Rosario Province of Santa Fe, Argentina Phone: 54-341-4861122 Email: gloria.montaron@biocerescrops.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copies to:

Conrado Tenaglia, Esq.

Matthew S. Poulter, Esq.

Linklaters LLP

1345 Avenue of the Americas

New York, NY 10105

Phone: (212) 903-9000

Fax: (212) 903-9100

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001 per share	BIOX	NYSE American LLC
Warrants, exercisable for ordinary shares	BIOX.WAS	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares

Warrants

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

36,120,517 ordinary shares were issued and outstanding as of June 30, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

i

ii

iii

PART I

INTRODUCTORY NOTE AND PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Introductory Note

On March 14, 2019, Union Acquisition Corp. (“Union” or “UAC”), whose name changed to Bioceres Crop Solutions Corp., consummated the previously announced business combination pursuant to a share exchange agreement, dated as of November 8, 2018 (as amended, the “Exchange Agreement”), by and among UAC and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC pursuant to the Reorganization (as defined below) on February 28, 2019.

Prior to the consummation of the business combination on March 14, 2019, the following steps took place among Bioceres, Inc. and certain of its affiliates (collectively the “Reorganization”).

On February 13, 2019, Bioceres, Inc. formed a new subsidiary, BCS Holding Inc. (“BCS Holding”), and contributed all of its assets (including its crop business assets) to BCS Holding in exchange for 100% of the equity interests in BCS Holding. On February 28, 2019, Bioceres, Inc. converted into Bioceres LLC, and on March 1, 2019, Bioceres S.A., a company organized under the laws of Argentina and our ultimate parent company (the “Parent”) contributed all of its equity interest in Bioceres Semillas S.A. (“Bioceres Semillas”) (its direct majority owned subsidiary) to Bioceres LLC in exchange for additional equity interests in Bioceres LLC.

In addition, concurrently with the consummation of the business combination on March 14, 2019, the Rizobacter Call Option (as defined below) was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. On October 22, 2018, Parent, RASA Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Bioceres, Inc., now a wholly-owned subsidiary of BCS Holding (“RASA Holding”), and Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp., as sellers (collectively, the “Grantors”) entered into an amended and restated option agreement (as may be amended from time to time, the “Rizobacter Call Option Agreement”), pursuant to which the Parent, RASA Holding or any of their nominated affiliates (including BCS Holding and its subsidiaries, collectively the “Beneficiaries”) would have the option (the “Rizobacter Call Option”) to purchase from the Grantors all of their 11,916,000 shares of common stock (par value AR$1 each and 5 votes per share, the “Rizobacter Stock”) of Rizobacter Argentina S.A., an Argentine corporation and a subsidiary of RASA Holding (“Rizobacter”), representing 29.99% of all outstanding common stock of Rizobacter. Consideration for the Rizobacter Call Option was in cash and in the form of UAC shares (the “In-Kind Consideration”). As a result of the business combination and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the business combination, Union changed its name to Bioceres Crop Solutions Corp.

Unless the context otherwise requires, “we,” “us,” “our,” “the Company,” “BIOX,” “Bioceres” and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

Financial statement information

In December 2016, our Parent approved a change in its and its subsidiaries’ fiscal year end from December 31 to June 30. Following the six-month period ended June 30, 2017 (the “Transition Period”), Bioceres S.A. and its subsidiaries’ fiscal year end has been June 30 of each year. In connection with the business combination, the shareholders of Union passed resolutions to change its fiscal year to June 30, which became effective upon closing of the business combination in March 2019, during an extraordinary general meeting held on February 27, 2019.

The consolidated statements of comprehensive income data for Bioceres for the year ended June 30, 2019 and 2018, for the Transition Period and for the year ended December 31, 2016 and the consolidated statements of financial position data as of June 30, 2019, 2018 and 2017 are derived from our audited consolidated financial statements appearing elsewhere in this report.

Our presentation currency is U.S. dollars. We account for our 50% equity interests in our joint ventures as equity method investments in our consolidated financial statements.

We have applied the following standards and amendments for the first time for our annual reporting period commencing July 1, 2018:

•                       IFRS 9 — Financial Instruments (version 2014). We previously elected to adopt IFRS 9 (version 2013).

•                       IFRS 15 — Revenue from Contracts with Customers.

•                       Amendments to IFRS 2 — Classification and measurement of share-based payment transactions.

•                       IFRIC 22 — Foreign currency transactions and advance consideration.

•                       IAS 29 — Financial Reporting in Hyperinflationary Economics.

The adoption of these amendments did not have a material impact on the amounts recognized in prior periods.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “project,” “contemplate,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar terms or expressions. The statements we make regarding the following matters are forward-looking by their nature:

•                       our ability to develop and commercialize biotechnology products;

•                       our ability to maintain our joint venture agreements with our current partners;

•                       the success of the HB4 technology that we license and that remains subject to receipt of regulatory approval;

•                       our or our collaborators’ ability to develop commercial products that incorporate our seed traits and complete the regulatory approval process for such products;

•                       our expectations regarding the commercial value of our key products in yield and abiotic stress and biotic stress;

•                       our expectations regarding regulatory approval of products developed by us, our joint ventures and third-party collaborators;

•                       our ability to adapt to continuous technological change in our industry;

•                       our expectations that products containing our seed traits will be commercialized and we will earn royalties from the sales of such products;

•                       our expectations to accelerate the Microstar ramp up, our leading brand in micro-granulated fertilizers;

•                       our expectations regarding the future growth of the global agricultural, agricultural biotechnology, biological-based chemical and agro-industrial biotechnology markets;

•                       our ability to develop and exploit a proprietary channel for the sale of our biotechnology products;

•                       our compliance with laws and regulations that impact our business and changes to such laws and regulations;

•                       our ability to assemble, store, integrate and analyze significant amounts of public and proprietary data;

•                       our ability to protect our intellectual property through patents, PVP, trademarks, trade secret laws, confidentiality provisions, and licensing arrangements for the genes that we identify; and

•                       various other factors, including without limitation those described under “Item 3. Key Information — D. Risk Factors.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this report or to conform these statements to actual results or to changes in our expectations.

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

A.               Offer Statistics

Not applicable.

B.               Method and Expected Timetable

Not applicable.

ITEM 3.                                                KEY INFORMATION

A.                 Selected Financial Data

The following tables present our selected consolidated financial data for the periods indicated. In December 2016, Bioceres S.A. approved a change in our fiscal year end from December 31 to June 30. Following the six-month period ended June 30, 2017 (the “Transition Period”), our fiscal year end has been June 30 of each year. Bioceres’ consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board.

The information in this section is not intended to replace the audited financial statements appearing elsewhere in this report. You should read this selected financial data together with “Item 5. Operating and Financial Review and Prospects” and the financial statements and accompanying notes included in this report. The historical results are not necessarily indicative of Bioceres’ future results of operations or financial condition.

Consolidated Statement of Comprehensive Income of Bioceres

	Year Ended June 30,		Six-Month Transition Period Ended June 30,	Year Ended December 31,
	2019	2018	2017	2016	2015
	(US$)
Revenue	160,308,979	133,491,118	46,853,369	41,027,474	5,100,395
Government grants	16,372	51,586	31,941	141,775	105,696
Initial recognition and changes in the fair value of biological assets	279,945	—	—	—	—
Total Revenue	160,605,296	133,542,704	46,885,310	41,169,249	5,206,091
Cost of Sales	(86,964,881)	(77,094,551)	(29,613,158)	(30,598,956)	(3,837,242)
Research and development expenses	(3,689,391)	(3,950,100)	(1,990,268)	(853,854)	(302,774)
Selling, general and administrative expenses	(39,243,800)	(35,263,688)	(15,689,598)	(8,827,121)	(1,401,037)
Share of profit or loss of joint ventures and associates	1,012,486	(2,136,801)	(649,075)	(707,042)	(858,158)
Other income or loss	365,900	613,389	54,252	24,765	12
Operating income/(loss)	32,085,610	15,710,953	(1,002,537)	207,041	(1,193,108)
Finance results	(41,458,217)	(40,950,716)	(10,193,263)	(8,249,577)	689,823
Loss before income tax	(9,372,607)	(25,239,763)	(11,195,800)	(8,042,536)	(503,285)
Income tax (expense) benefit	(6,986,284)	10,928,517	2,817,251	1,860,647	(690,726)
Loss for the period/year	(16,358,891)	(14,311,246)	(8,378,549)	(6,181,889)	(1,194,011)
Other comprehensive loss(2)	3,904,365	(31,833,554)	(2,714,241)	(4,579,700)	—
Total comprehensive loss	(12,454,526)	(46,144,800)	(11,092,790)	(10,761,589)	(1,194,011)
Loss per share(3)
Basic and diluted loss per share attributable to ordinary equity holders of the parent	(0.60)	(0.39)	(0.21)	(0.21)	(0.04)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	30,478,390	28,098,117	28,098,117	28,098,117	28,098,117

	Year Ended June 30,		Six-Month Transition Period Ended June 30,	Year Ended December 31,
	2019	2018	2017	2016	2015
	(US$)
Non-IFRS measures
Adjusted EBITDA (unaudited)(4)	41,345,206	22,370,693	4,133,308	8,775,411	(1,116,215)
Adjusted EBITDA Margin (unaudited)(4)	25.7%	16.8%	8.8%	21.3%	(21.4)%

Notes:—

(1)              Consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2016 include results of operations of Rizobacter from October 19, 2016 to December 31, 2016 (the period beginning on the date whereupon Bioceres acquired control of Rizobacter).

(2)              Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.

(3)              See Note 9 to our consolidated financial statements for an explanation of the method used to calculate the basic and diluted loss per share.

(4)              To provide investors with additional information regarding Bioceres’ financial results, Bioceres monitors and has presented within this report Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS. Bioceres defines (a) Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses and (b) Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures.”

The table below provides a reconciliation of our loss for the periods to Adjusted EBITDA:

	Year Ended June 30,		Six-Month Transition Period Ended June 30, 2017	Year Ended December 31,
	2019	2018	2017	2016	2015
	(US$)
Reconciliation of Net Loss to Adjusted EBITDA:
Loss for the period/year	(16,358,891)	(14,311,246)	(8,378,549)	(6,181,889)	(1,194,011)
Income tax (benefit)/expense	6,986,284	(10,928,517)	(2,817,251)	(1,860,647)	690,726
Finance results	41,458,217	40,950,716	10,193,263	8,249,577	(689,823)
Depreciation of property, plant and equipment	2,450,256	2,230,881	1,254,657	584,293	71,277
Amortization of intangible assets	2,376,920	2,141,476	1,418,529	424,179	2,331
Inventory purchase price allocation charge	—	2,257,378	2,436,949	7,516,071	—

	Year Ended June 30,		Six-Month Transition Period Ended June 30, 2017	Year Ended December 31,
	2019	2018	2017	2016	2015
	(US$)
Stock-based compensation charges	(102,827)	30,005	25,710	43,827	3,285
Transaction expenses	4,535,247	—	—	—	—
Adjusted EBITDA (unaudited)	41,345,206	22,370,693	4,133,308	8,775,411	(1,116,215)
Adjusted EBITDA Margin (unaudited)	25.7%	16.8%	8.8%	21.3%	(21.4)%

Consolidated Statement of Financial Position of Bioceres

	Bioceres
	As of June 30,			As of December 31,
	2019	2018	2017	2016
	(US$)
Cash and cash equivalents	3,450,873	2,215,103	1,679,478	982,897
Total assets	242,467,297	196,638,764	239,871,051	250,522,746
Borrowings	103,556,730	91,017,133	74,990,135	64,687,486
Total liabilities	180,372,431	163,505,108	162,631,985	166,852,003
Total equity	62,094,866	33,133,656	77,239,066	83,670,743

B.               Capitalization and Indebtedness

Not applicable.

C.               Reasons for the Offer and Use of Proceeds

Not applicable.

D.               Risk Factors

The following risk factors apply to the business and operations of Bioceres Crop Solutions. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on the business, cash flows, financial condition and results of operations of Bioceres Crop Solutions. You should carefully consider the following risk factors in addition to the other information included in this report, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Risks Related to Our Business

We may not be successful in developing marketable or commercial technologies.

Our success depends in part on our ability to identify and develop high-value crop productivity technologies for use in commercial products. Through our technology sourcing and product development collaborations we commit substantial efforts and other resources to accomplish this. It may take several years, if at all, before many of our products complete the development process and become available for production and commercialization.

As of the date of this report, many of our products have been commercialized by Rizobacter, including Rizoderma, crop protection products in the Maxim line and a variety of adjuvants and packs. There can be no assurance that our future crop productivity technologies will be viable for commercial use, or that we will be able to generate revenues from those technologies, in a significant manner or at all. If seeds or other products that contain our seed traits or technology are unsuccessful in achieving their desired effect or otherwise fail to be commercialized, we will not receive revenues from our customers or royalty payments from the commercialization of the seed traits and technologies we develop, which could materially and adversely affect our business, financial condition, results of operations and growth strategy.

Seeds containing the seed traits or biological treatments that we develop may be unsuccessful or fail to achieve commercialization for any of the following reasons:

•                       our seed traits or biological treatments may not be successfully validated in the target crops;

•                       our seed traits or biological treatments may not have the desired effect on the relevant crop sought by our end-market;

•                       we or our joint ventures or collaborators may be unable to obtain the requisite regulatory approvals for the seeds containing our seed traits or for our biological treatments;

•                       our competitors may launch competing or more effective seed traits, biological treatments or germplasms;

•                       a market may not exist for seeds containing our seed traits or biological treatments or such products may not be commercially successful;

•                       we may be unable to patent and/or obtain breeders’ rights or any other intellectual property rights on our traits and technologies in the necessary jurisdictions;

•                       even if we obtain patent and/or breeders’ rights or any other intellectual property rights on our seed traits, such rights may be later challenged by competitors or other parties; and

•                       even if we obtain patent and/or breeders’ rights or any other intellectual property rights on our seed traits, competitors may design competing products that do not infringe these intellectual property rights.

Our business and the commercialization of our products currently in development are subject to various government regulations and we or our collaborators may be unable to obtain, or may face delays in obtaining, necessary regulatory approvals.

Our business is generally subject to two types of regulations: (i) those that apply to our operations and (ii) those that apply to products containing or based on our technology. We are responsible for applying for and maintaining the regulatory approvals necessary for our operations, particularly those covering our field trials, bio-safety evaluations and feed and food tests. Under the terms of our joint venture agreements, we and our joint venture partners are jointly responsible for obtaining and maintaining the regulatory approvals necessary for the commercialization of products that contain our seed traits and other technologies in the various relevant markets.

As an operational matter, we generally lead these processes in Argentina through our affiliate, Instituto de Agrobiotecnologia Rosario S.A. (“INDEAR”), and our international subsidiaries or our collaborators lead these efforts in the United States, China, Brazil, Paraguay, Uruguay and other international markets. In the future, we expect to seek regulatory approvals in other markets. Regulatory and legislative requirements affect the development, production and sale of our products, including the testing, commercializing and planting of seeds containing our biotechnology seed traits. Failure to receive such approvals or non-compliance with the applicable regulatory regime could adversely impact our operations and business strategy. Additionally, we may face difficulties in obtaining regulatory approvals in jurisdictions in which we have not previously operated or in which we have limited experience.

In most of our key target markets, including the United States, regulatory approvals must be received prior to the importation and commercialization of transgenic products. Regulatory regimes in some of our key target markets may be more onerous. For example, in Argentina, the federal government’s regulation of agricultural biotechnology is handled primarily by two agencies, the Argentine National Advisory Commission on Agricultural Biotechnology (Comisión Nacional Asesora de Biotecnología Agropecuaria) (“CONABIA”), which regulates activity related to biosafety, and the National Food Safety and Quality Service (Servicio Nacional de Sanidad y Calidad Agroalimentaria), or SENASA, which regulates activity related to food and feed safety. Additionally, the National Market Regulator (Dirección Nacional de Mercados) must conduct an economic evaluation. When products containing our seed traits or other technology reach large-scale field trials, bio-safety evaluations and commercial approval stages, if we, our joint ventures or other collaborators are unable to obtain the requisite regulatory approvals or if there is a delay in obtaining such approvals as a result of negative market perception, heightened regulatory standards or unfamiliarity with the applicable regulatory regime, such products will not be commercialized, which would negatively impact our business and results of operations.

Our EcoSeed business is dependent in large part on the success of a technology that we license and that remains subject to receipt of regulatory approval.

The majority of our biotechnology seed products currently under development incorporates HB4 technology (a yield improvement technology). We expect that the sale of biotech seeds that contain HB4 technology, our EcoSeed business, will comprise an increasingly significant portion of our future revenues. As a result, our future growth and financial performance will largely depend on our ability to receive regulatory approval for and to commercialize our HB4 technology, and if this effort is unsuccessful we may not have the resources to pursue development of our other products and our business could be materially and adversely affected. We also depend on our continued exclusive use of the HB4 technology pursuant to the terms of licensing agreements with the National Scientific and Technical Research Council of Argentina (Consejo Nacional de Investigaciones Científicas y Técnicas) (“CONICET”) and the National University of the Litoral. The Parent holds an exclusive license for HB4, which terminates on the expiration date of the last of the HB4 patents in 2033, unless terminated before such date in accordance with its terms. If this licensing agreement is declared unenforceable or invalid, we could lose access to one of our principal technologies and could become involved in a costly or time-consuming legal dispute.

The Parent is party to funding agreements pursuant to which certain investors have a right to the majority of the payments we may receive in connection with the commercialization of our technologies in certain crops.

Between 2005 and 2007, the Parent entered into agreements with various investors to obtain funding in the aggregate amount of US$1.0 million for research and early stage development of technology relating to a specific sunflower gene, Hahb 4, that is intended to promote drought tolerance in crops. The funding agreements grant the investors, in the aggregate, the right to receive 52.8% of the rights and royalties payable to us from the successful commercialization of the resulting technology with respect to soybean, wheat and corn. As of the date hereof, the promoter element of the technology developed in connection with our research and development of Hahb 4 is being incorporated into a leading soybean product that Verdeca is developing, which also incorporates our HB4 technology. In addition, the licenses of our HB4 technology that we have granted to other developers and our joint ventures with respect to certain crops include the Hahb 4 promoter element. Accordingly, we may have to pay third parties royalties otherwise due to us in the absence of these agreements and we may not receive the full economic benefit of the commercialization of certain of our technologies. In addition, the investors party to these funding arrangements may claim to be entitled to payments in addition to the royalties, which we believe are within the scope of such agreements. The investors may also dispute the allocation of revenue as it relates to the relative importance of our various technologies incorporated into a given product. We cannot be certain how a court would interpret any ambiguities regarding the scope of these funding agreements or other claims that may be raised by one or more investors pursuant to these funding agreements. Any dispute regarding these agreements could be costly and divert management’s attention from our operations, and if the investors are deemed to have rights to payments in excess of those we believe are applicable, our business, results of operations, cash flows and prospects would be materially and adversely affected. See “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” and “Item 4. Information on the Company—B. Business Overview—Early Stage Technology Development Agreements.”

There are a limited number of prospective collaborators in the markets in which we operate.

Our Research and Development (“R&D”) and commercialization activities are costly, time-intensive and require significant infrastructure and resources. Therefore, our business strategy involves entering into joint venture arrangements with global agricultural firms to leverage their resources, know-how and channels of distribution and into collaborations with research institutions and governmental agencies to facilitate our low-cost approach to R&D. The crop productivity market is highly consolidated and dominated by a relatively small number of large companies. Additionally, there are a limited number of researchers and research institutions focused on the technologies that we seek to develop and competition for entry into collaboration arrangements with them can be challenging. Due to the small number of companies in our markets and the small number of potential collaborators, there are limited opportunities for us to pursue additional joint ventures and collaborations with new partners and collaborators. We may cease to be attractive to prospective collaborators if our technology platform or track record is not perceived to be sufficiently developed or successful or if, in the case of prospective joint venture partners, such prospective partners view us as a competitor and choose not to collaborate with us. In addition, if we fail to develop or maintain our relationships with any of our existing collaborators, we could lose our opportunity to work with that collaborator and suffer a reputational risk that could impact our relationships with other collaborators in what is a relatively small industry community. If we are unable to enter into new joint venture agreements or collaborations, we may face higher development costs than anticipated, greater difficulties in achieving commercialization, challenges in expanding our portfolio of technologies and distribution networks and commercial products, or other adverse impacts, which could have a material adverse effect on our business prospects.

The licenses that we grant to certain of the joint ventures in which we participate and to certain third parties are exclusive with respect to certain territories and/or crops, limiting our ability to use the licensed technology and future technologies either independently or with another partner.

The license we have agreed to grant to Verdeca would be exclusive with respect to HB4 soybean technology worldwide and, although we would be permitted to use this technology, we would be prohibited from licensing it to third parties. The license we granted to Trigall Genetics is exclusive with respect to HB4 wheat technology in Argentina, Brazil, Paraguay and Uruguay. Pursuant to the terms of the licenses in each of the above-mentioned joint ventures, we reserve the rights to use such technologies for research and non-commercial purposes. We are prohibited from independently using the technology we licensed to Trigall Genetics and Verdeca with respect to wheat and soybean, respectively, within their exclusive field and territories. As a result, we are, to a certain extent, dependent on the efforts of our joint ventures and licensees that hold or will hold exclusive licenses to commercialize our technologies in those fields and territories. These licenses are valid so long as the respective joint venture operates and can be recuperated by us upon joint venture dissolution. The restrictions imposed by these licenses limit our flexibility to commercialize our technology and expand our business, both of which could adversely affect our business, results of operations and prospects.

Our product development cycle is lengthy and uncertain, and we may never generate revenues or earn royalties on the sale of our products currently in development.

R&D in the crop productivity industry is expensive, complex, prolonged and uncertain. We may spend many years and dedicate significant financial and other resources developing products that may never generate revenues or come to market. Our process of developing and commercializing technologies involves several phases and can take several years from discovery to commercialization of a product. On average, it takes between five and 13 years to develop a product for our crop productivity products. Some products will never reach the final stages of development.

Development of new or improved agricultural products involves risks of failure inherent in the development of products based on innovative and complex technologies. These risks include the possibility that:

•                       our products will fail to perform as expected in the field;

•                       our products will not receive necessary regulatory permits and governmental clearances in the markets in which we intend to sell them;

•                       our products may have adverse effects on consumers;

•                       consumer preferences, which are unpredictable and can vary greatly, may change quickly, making our products no longer desirable;

•                       our competitors develop new products that have other more appealing characteristics than our products;

•                       our products will be viewed as too expensive by food companies or growers as compared to competitive products;

•                       our products will be difficult to produce on a large scale or will not be economical to grow;

•                       intellectual property and other proprietary rights of third parties will prevent us, our R&D partners, or our licensees from marketing and selling our products;

•                       we may be unable to patent or otherwise obtain intellectual property protection for our discoveries in the necessary jurisdictions;

•                       we or the customers that we sell our products to may be unable to fully develop or commercialize our products in a timely manner or at all; and

•                       third parties may develop superior or equivalent products.

We intend to continue to invest in R&D including additional and expanded field testing to validate potential products in real world conditions. Because of the long product development cycle and the complexities and uncertainties associated with biotech technologies, there can be no assurance that we will ever generate significant revenues from the technologies or products that we are currently developing without significant delay, without the incurrence of unanticipated costs or at all.

We or our collaborators may fail to perform our respective contractual obligations and we may have disputes with our collaborators.

Pursuant to our joint venture agreements, other agreements with our joint venture partners and collaboration arrangements, we are required to provide R&D services over a particular period of time and meet other contractual obligations. If we fail to perform our obligations under these agreements, our collaborators’ obligations to us may be reduced and, in other cases, our collaborators may seek to dissolve the corresponding joint venture or terminate their agreements with us and, as a result, our anticipated revenues may decrease. In addition, the failure of any of our collaborators to perform their contractual obligations, due to financial hardship, disagreement under the relevant agreement or for any other reason, may hinder our research collaboration, development and commercialization activities, increase our costs and materially and adversely affect our results of operations. Because some of our intellectual property has been licensed to various joint ventures for use in several different fields, the interests of each of our partners in these joint ventures may not always be aligned. As a result, it is possible that potential disputes may arise between us and our partners.

Our ability to generate value from our joint ventures and research collaborations will depend on, among other things, our ability to work cooperatively with our collaborators for the discovery, development and commercialization of our technology and products and we may be unable to do so. We cannot be sure that the division of labor will be successful in aiding the commercialization of our products. Furthermore, the agreements governing our partnership and collaborations are complex and cover a range of future activities. The occurrence of any negative event with respect to the above matters or a dispute between us and our partners or collaborators could delay our development and commercialization efforts, and lead to the dissolution of the partnership or collaboration. If disagreements with a collaborator arise, any such dispute could be costly, time-consuming to resolve and distracting to our management. Such a dispute may also negatively affect our relationship with one or more of our other collaborators and may hinder our ability to enter into future collaboration agreements. Any of these occurrences could negatively impact our business and results of operations.

Our joint venture agreements or any partnerships that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

We may seek partnerships or joint venture arrangements with third parties for the development or commercialization of our product candidates depending on the merits of retaining commercialization rights for ourselves as compared to entering into partnerships or joint venture arrangements. We will face, to the extent that we decide to enter into partnerships or joint venture agreements, significant competition in seeking appropriate partners. Moreover, partnerships or joint venture arrangements are complex and time-consuming to negotiate document implement and maintain. We may not be successful in our efforts to establish and implement partnerships, joint ventures, or other alternative arrangements should we so chose to enter into such arrangements and any future partnerships or joint ventures that we enter into may not be successful. Furthermore, the terms of any partnerships, joint ventures, or other arrangements that we may establish may not be favorable to us.

The success of our R&D partnerships or joint venture arrangements will depend heavily on the efforts and activities of our partners. Our joint venture arrangements may present financial, managerial, and operational challenges, including potential disputes, liabilities, or contingencies and may involve risks not otherwise present when operating independently including:

•                       partners may have business interests, goals or cultures that are or become inconsistent with our business interests, goals or culture;

•                       partners may have significant discretion in determining the efforts and resources that they will apply to partnerships or joint ventures;

•                       partners may not pursue development and commercialization of our potential products or may elect not to continue or renew development or commercialization programs based on trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as business combination that diverts resources or creates competing priorities;

•                       partners may delay trials, provide insufficient funding for a trial program, stop a trial, abandon a product candidate, repeat or conduct new trials or require a new formulation of a product candidate for testing;

•                       partners could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

•                       a partner with marketing manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•                       we could grant exclusive rights to our partners that would prevent us from collaborating with others;

•                       partners may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•                       we may incur liabilities or losses as a result of an action taken by the joint venture or our joint venture partners;

•                       disputes may arise between us and a partner that causes the delay or termination of the research development or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

•                       our joint venture partners may act contrary to our instructions, requests, policies or objectives, which could reduce our return on investment, harm our reputation or restrict our ability to run our business;

•                       partnerships may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;

•                       partners may own or co-own intellectual property covering our products that results from our partnering with them and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•                       a partner’s sales and marketing activities or other operations may not comply with applicable laws resulting in civil or criminal proceedings.

The risks described above or the failure to continue any joint venture or joint development arrangement or to resolve disagreements with our current or future joint venture partners could materially and adversely affect our ability to transact the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations.

We may experience difficulties in collecting payments or royalties to which we believe we are entitled.

We sell certain of our products to distributors through Rizobacter and Bioceres Semillas, our proprietary commercial channels for crop productivity technologies. We also often license the use of certain technology to collaborators and licensees who use or will use the intellectual property to develop and commercialize seeds with improved seed traits. Additionally, we may be entitled under applicable intellectual property laws in the countries in which we operate to the payment of royalties from end users who subsequently multiply and use our seed technology. In each case, we may not actually receive the payments or royalties to which we are entitled, due to failure or refusal of the responsible parties to pay the amounts due. Failure to receive amounts owed to us could have an adverse impact on our business.

In the case of royalty payments from licensees, we rely on the good faith of the licensees to report to us the sales they earn from these products and to accurately calculate the royalties, to which we are entitled, processes that may involve complicated and difficult calculations. Under existing agreements, we have the right to inspect the inventory and accounts of multipliers of our seeds and licensees of our technologies; however, we must also rely on the good faith of end users to accurately report to us the multiplication of our seeds and remit royalty payments due in respect of the same, which may be respected to varying degrees in different jurisdictions given the absence of contractual privity and prevailing market practice.

Additionally, a licensee, collaborator or third party may use our intellectual property without our permission, dispute our ownership of certain intellectual property rights or argue that our intellectual property does not cover the joint venture’s marketed product.

We seek to address these concerns in our contractual agreements; however, we may not have contractual arrangements with the party in question and/or such provisions may not be effective. If these provisions prove to be ineffective, we may not be able to achieve our objectives of generating significant revenues from crop productivity products sales and royalties from our seed technologies. Furthermore, regardless of any resort to legal action, a dispute with an end-customer, a licensee or collaborator over intellectual property rights may damage our relationship with that licensee or collaborator and may also harm our reputation in the industry.

We depend on our key personnel and research collaborators and we may be adversely affected if we are unable to attract and retain qualified scientific and business personnel.

Our business is dependent on our ability to recruit and maintain highly skilled and educated individuals through direct employment or collaboration arrangements, with expertise in a range of disciplines, including biology, chemistry, plant genetics, agronomics, mathematics programming and other subjects relevant to our business. Our ability to recruit such a work force depends in part on our ability to maintain our market leadership in agricultural biotech industry in Argentina and Latin America. Maintaining our ability to attract highly-skilled workers and leading scientific institutions depends in part on our ability to maintain a strong technology platform and state-of-the-art facilities, as well as our ability to consistently and successfully commercialize our technology. There can be no assurance that we will be able to maintain leading scientific capabilities or continue to successfully maintain advanced technology in the market.

Our success is also dependent to a significant degree upon the technical skills and continued service of certain members of our management team, in particular those of our CEO, Dr. Federico Trucco. Dr. Trucco has occupied several positions at Bioceres since 2005 and has vast experience and knowledge of our business, strategy and technologies. Furthermore, he has developed and maintained strong relationships with our original shareholders. The cessation of Dr. Trucco’s employment for any reason could have a material and negative impact on us. In addition, the number of qualified and highly educated personnel in Argentina, where the majority of our operations are located, is limited and competition for the services of such persons may be intense. Our inability to secure, retain or find replacements for key management and technical personnel could adversely affect our business and could have a material adverse effect on our business, operating results, financial condition and growth prospects.

We do not enter into non-compete agreements with our employees, and therefore we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We do not enter into non-compete agreements with our employees, which prevents us from limiting our key employees from joining our competitors or competing directly against us. As a result, we may be unable to prevent our competitors from benefiting from the expertise of such employees. Direct competition by a former employee could materially adversely affect our business, results of operations and ability to capitalize on our proprietary information.

We may be adversely affected by global economic conditions.

Our ability to continue to develop and grow our business, build proprietary distribution channels and generate revenues from product sales and royalty payments may be adversely affected by global economic conditions in the future, including instability in credit markets, declining consumer and business confidence, fluctuating commodity prices and interest rates, volatile exchange rates and other challenges that could affect the global economy such as the changing financial regulatory environment. For example, our customers and licensees may experience deterioration of their businesses, cash flow shortages or difficulties obtaining financing, which could adversely affect the demand for our technologies, products and services. In addition, our earnings may be adversely affected by fluctuations in the price of certain commodities, such as grains, milk, meat, biofuels and biomaterials. If commodity prices are negatively impacted, the value of our products could be directly and negatively impacted. Additionally, growers’ incomes have historically been negatively affected by commodity prices. As a result, fluctuations in commodity prices could have an impact on growers’ purchasing decisions and negatively affect their ability and decisions to purchase our seeds or products that incorporate our proprietary technology. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our crop productivity business is highly seasonal and affected by factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

The sale of our products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Weather conditions and natural disasters, such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, also affect decisions by our distributors, direct customers and end users about the types and amounts of products to use and the timing of harvesting and planting. Pergamino, Argentina where a large percentage of our operations are based, experienced intense flooding in late 2016. According to the Buenos Aires Grain Exchange, the average national yields of soybean and corn as of April 18, 2018 had registered decreases as a result of the drought. From December 2017 to March 2018, Argentina experienced a significant drought, which impacted crop yields. As we increase our sales in our current markets and expand into new markets in different geographies, it is possible that we may experience different seasonality patterns in our business. Disruptions may lead to delays in harvesting or planting by growers which can result in pushing orders to a future quarter, which could negatively affect results for the quarter in question and cause fluctuations in our operating results. Seasonal variations may be especially pronounced because our product lines are mainly sold in the Southern Hemisphere. Our seeds, biologicals and other crop input products sales tend to be comparatively low during the third and fourth quarters of our fiscal year, as soybean related sales peak in the second quarter. However, planting and growing seasons, climatic conditions and other variables on which sales of our products are dependent vary from year to year and quarter to quarter. As a result, we may experience substantial fluctuations in quarterly seed sales.

The overall level of seasonality in our business is difficult to evaluate as a result of our relatively early stage of development, our limited number of commercialized products, our expansion into new geographical territories, the introduction of new products and the timing of introductions of new products. It is possible that our business may be more seasonal or experience seasonality in different periods than anticipated. Other factors may also contribute to the unpredictability of our operating results, including the size and timing of significant distributor transactions, the delay or deferral of use of our commercial technology or products and the fiscal or quarterly budget cycles of our direct customers, distributors, licensees and end users. Customers may purchase large quantities of our products in a particular quarter to store and use over long periods of time or time their purchases to manage their inventories, which may cause significant fluctuations in our operating results for a particular quarter or year.

Our results of operations from our crop productivity products may vary significantly from period to period due to circumstances beyond our control.

The crop productivity market is affected by various factors that make their operations relatively unpredictable from period to period. The development of our products may be adversely affected by circumstances beyond our control. For our crop productivity products, factors beyond our control include weather and climatic variations, such as droughts or heat stress, or other factors we are unable to identify. For example, if there were a prolonged or permanent disruption to the electricity, climate control or water supply operating systems in our greenhouses or laboratories, the plants on which we are testing our seed traits and the samples we store in freezers, both of which are essential to our development activities, would be severely damaged or destroyed, adversely affecting our development activities and thereby our business and results of operations. We have experienced crop failures in the past for various reasons, which have resulted in re-start field trials and delays in achieving expected results.

The crop productivity market is also vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied, climatic conditions and the risks associated with ongoing global climate change. The costs to control disease and other infestations vary depending on the severity of the damage and the extent of the plantings affected. Moreover, there can be no assurance that available technologies to control such infestations will continue to be effective. These infestations can also increase costs, decrease revenues and lead to additional charges to earnings, which may have a material adverse effect on our business, financial position and results of operations.

Any development or product failure we may experience or any inability to economically source necessary materials could result in increased cost of development of our crop productivity products, which may negatively impact our business and results of operations.

Certain estimates of market opportunity included in this report are based on assumptions that are inherently uncertain and subject to risks and uncertainties that could have a material adverse effect on our business, operating results and financial condition.

The information regarding market opportunity for EcoSoy and EcoWheat has been prepared by management and our assumptions underlying our statements about these market opportunities are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and other uncertainties that could cause actual results to differ materially from those set forth in the market opportunity. No independent third party has compiled, examined, or performed any procedures with respect to our potential market opportunities related to EcoSoy and/or EcoWheat, nor has any third party expressed any opinion or any other form of assurance on the information or its achievability by us, and no independent third party has assumed responsibility for, or claimed any association with, the information we have included herein regarding such potential market opportunities. The information regarding market opportunities for EcoSoy and EcoWheat is not fact and should not be relied upon as being indicative of future results. For example, we extrapolated from publicly available data for the past ten years to estimate soy and wheat production area in order to in turn estimate the size of EcoSoy and EcoWheat-related market opportunities. Changes in economic, climate, regulatory and other factors could significantly reduce the target area and our market opportunity. We also made assumptions regarding the number of bags of soybeans and wheat seeds needed to plant one hectare as well as other information, which in each case may prove to be materially incorrect. Furthermore, we may not be able to take advantage of these market opportunities even if they are available. Our failure to take advantage of market opportunities or to correctly size our market opportunity could have a material adverse effect on our ability to take advantage of our investments in EcoSoy and EcoWheat, and therefore on our business, operating results and financial condition.

Consumer and government resistance to GM crops may negatively affect our public image and reduce sales of seeds or other products containing our seed traits.

We are active in the field of biotech development of seeds, including GM seeds and the successful commercialization of our products depends, in part, on public acceptance of genetically engineered agricultural products. Some consumers may reject foods made from GM seeds and production of certain GM crops is prohibited in certain countries due to food safety and environmental concerns. Any increase in negative perceptions of GM crops, or more restrictive government regulations in response thereto, could have a negative effect on our business and may delay or impair the development and commercialization of our products.

The commercial success of our products may be adversely affected by claims that biotechnology plant products are unsafe for consumption or use, pose risks of damage to the environment, or create legal, social and ethical dilemmas.

The high public profile of biotechnology in food production and food products and public attitudes about the safety and environmental hazards of, and ethical concerns over, genetic research and biotechnology plant products could negatively affect our public image and results of operations.

The prohibition of the production of certain GM crops in select countries and the current resistance from consumer groups to GM crops not only limits our access to such markets but also has the potential of spreading to and influencing the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology. For example, in the United States, no product may be labelled as “organic” if it contains any genetically modified organisms (“GMO”). Additionally, some states in the United States are considering, and one state has passed a law relating to, mandatory labelling of GMO foods, which may carry a negative connotation for consumers and which could make it difficult and expensive for companies to use ingredients from GM crops and distribute products in compliance with the labelling requirements, each of which could in turn have an adverse impact on the sale of our GM seeds. In Argentina, a class action suit has been initiated against the national government and certain biotechnology companies, including the Parent, requesting, among other changes, the mandatory labelling of GM foods and environmental protection of land use. As of the date of this report, the plaintiffs’ request for an injunction against GMO approvals was rejected by the Federal Court of Appeals and an extraordinary appeal at the Argentine Supreme Court was filed, the practicable chances of success of which are low.

GM crops are grown principally in the United States, Brazil and Argentina, where there are fewer restrictions on the production of GM crops. If these or other countries where GM crops are grown or where we engage in business activities enact laws or regulations that ban the production of such crops or make regulations more stringent, we could experience a longer product development cycle for our products and may be forced to abandon projects related to certain crops or geographies, both of which would negatively affect our business and results of operations. Public attitudes towards ownership of genetic material and potential changes to laws regulating such ownership could weaken our intellectual property rights with respect to our genetic material and discourage R&D partners from supporting, developing or commercializing our products and technologies. Furthermore, any future labeling requirements could heighten these concerns and make consumers less likely to purchase food products containing gene-edited ingredients.

Competition in crop productivity products is intense and requires continuous technological development.

We currently face significant direct and indirect competition in the markets in which we operate. The markets for crop productivity products are intensely competitive and rapidly changing. Many companies engage in the development of crop productivity products, and speed in commercializing a new product can be a significant competitive advantage.

As an example, some of our competitors engage in research associated with discovery and therefore have R&D budgets allocated for crop productivity products that are more significant than our own R&D budget and that cover more activities than those in which we engage. In addition, former collaborators, by virtue of having had access to our proprietary technology, may utilize this insight for their own development efforts.

In most segments of the crop productivity markets, the number of products available to end-customers is steadily increasing as new products are introduced. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our seed traits and technology. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and some of our competitors have more experience in R&D, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Programs to improve genetics and crop protection chemicals are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with broader set of companies. Mergers and acquisitions in the plant science, specialty food ingredient and agricultural biotechnology seed and chemical industries may result in even more resources being concentrated among a smaller number of our competitors.

Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our seed traits and technology. At the same time, the expiration of patents covering existing products reduces the barriers to entry for competitors. Our ability to compete effectively and to achieve commercial success depends, in part, on our ability to control manufacturing and marketing costs; effectively price and market our products, successfully develop an effective marketing program and an efficient supply chain, develop new products with properties attractive to food manufacturers or growers and commercialize our products quickly without incurring major regulatory costs. We may not be successful in achieving these factors and any such failure may adversely affect our business, results of operations and financial condition.

We register and market soybean varieties with glyphosate tolerance technology, meaning those that have been genetically modified to tolerate herbicides based on glyphosate.

Changes in laws and regulations to which we are subject, or to which we may become subject in the future, may materially increase our costs of operation, decrease our operating revenues and disrupt our business.

Laws and regulatory standards and procedures that impact our business are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. Changes in laws and regulations may occur that could:

•                       impair or eliminate our ability to source technology and develop our products, including validating our products through field trials and passing biosafety evaluations;

•                       increase our compliance and other costs of doing business through increases in the cost to protect our intellectual property, including know-how, trade secrets and regulatory data, or increases in the cost to obtain the necessary regulatory approvals to commercialize and market the products we develop directly or jointly;

•                       require significant product redesign or redevelopment;

•                       render our seed traits and technology and products that incorporate them less profitable or less attractive compared to competing products;

•                       reduce the amount of revenues generated from government grants, licenses or other royalties; and

•                       discourage us and other collaborators from offering, and end-markets from purchasing, products that incorporate our seed traits and technology.

Any of these events could have a material adverse effect on our business, results of operations and financial condition. We believe we currently are in compliance with regulations related to growing GM crops in Argentina and other countries; however, if these regulations change, our validation trials and compliance efforts may become costly and burdensome.

Any changes in regulation in countries where GM crops are grown or exported into could result in our collaborators, other third parties or us being unable or unwilling to develop, commercialize or sell products that incorporate our seed traits or technology. In addition, we rely on various forms of intellectual property protection. Legislation and jurisprudence on intellectual property in the key markets where we seek protection, such as the United States, Brazil and Argentina, is evolving and changes in laws could affect our ability to obtain or maintain intellectual property protection for our products. Any changes to these existing laws and regulations may materially increase our costs, decrease our revenues and disrupt our business.

Our substantial current indebtedness could adversely affect our financial condition.

We have a significant amount of current indebtedness. As of June 30, 2019, our total indebtedness (as defined in the Exchange Agreement) was US$92.8 million, of which US$55.7 matures in the next fiscal year ending June 30, 2020. We may incur additional indebtedness in the future. We also have a program under which we could issue corporate bonds in a principal amount of up to US$40 million. Our high level of indebtedness could have important adverse consequences, including:

•                       limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•                       requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•                       increasing our vulnerability to general adverse economic and industry conditions;

•                       limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•                       placing us at a disadvantage compared to other, less leveraged competitors; and

•                       increasing the cost of borrowing.

The occurrence of any of the above may negatively impact our business and results of operations. As of June 30, 2019, due to the macroeconomic conditions in Argentina, Rizobacter failed to comply with the ratio of liabilities to assets under the Syndicated Loan Facility and obtained a waiver for the fiscal year ended June 30, 2019 from the majority lenders. If any of our indebtedness gets accelerated as a result of our failure to meet certain covenants, the risks described above could intensify. We are required to review covenant compliance annually. In addition, although consistent with the prevailing practice in Argentina, certain of our indebtedness has interest rates in excess of 60%. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources —Indebtedness.”

Price increases and shortages of raw materials could adversely affect our results of operations.

Our results of operations may be affected by the availability and pricing of raw materials, principally materials needed to design our technologies, such as raw glycerin. Factors such as changes in the global or regional levels of supply and demand, weather conditions, seasonal fluctuations, shortages or interruptions, changes in global climates and government regulations could substantially impact the price of raw materials. To the extent we are unable to pass on increases in raw materials and energy prices to our customers, a substantial increase in raw material prices or a continued interruption in supply could have a material adverse effect on our business, financial condition and results of operations.

The overall agricultural industry is susceptible to commodity price changes and we, along with our food manufacturing customers and grower customers, are exposed to market risks from changes in commodity prices.

Changes in the prices of certain commodity products could result in higher overall cost along the agricultural supply chain, which may negatively affect our ability to commercialize our products. We will be susceptible to changes in costs in the agricultural industry as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. As a result, we may not be able to anticipate or react to changing costs by adjusting our practices, which could cause our operating results to deteriorate.

We may be required to pay substantial damages as a result of product liability claims for which we do not have insurance.

Product liability claims are a commercial risk for our business, particularly as we are involved in the sale of commercial technology and the supply of biotechnological products, some of which may be shown in the future to be harmful to humans and the environment. We may be held liable if any product we develop, unsuitable during marketing, sale or consumption. We do not currently have insurance coverage for such claims. Courts have levied substantial damages in the United States and elsewhere against a number of companies in the agriculture industry in past years based upon claims for injuries allegedly caused by the use of their products.

In addition, we may face product liability and similar claims involving cross-pollination of crops, which recently has affected other companies in our industry operating in the United States, and cross-contamination of GMO and non-GMO ingredients. In Argentina, there are no precedents for product liability cases in the agricultural industry related to transgenic or biotechnology products; however, there has been at least one product liability case related to the use of pesticides.

There is a possibility that a products liability case could be filed against us in Argentina, in which case damages may be substantial albeit potentially smaller than those typically awarded in the United States. Product liability claims against us, our joint ventures or third-party licensees selling products that contain our seed traits or technology or allegations of product liability relating to seeds or other products containing seed traits or technology developed by us could damage our reputation, harm our relationships with our collaborators and other business counterparties and materially and adversely affect our business, results of operations, financial condition and prospects.

Our operations are subject to various health and environmental risks associated with our use, handling and disposal of potentially toxic materials.

We are subject to numerous federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes, discharge of pollutants into the environment and human health and safety matters. As part of our technology sourcing and product development activities, we develop GMOs by inserting new genes into the genomes of certain plants and bacteria. Though we introduce these genes in order to improve plant traits, we cannot always predict the effect that these genes may have on the organism. In some cases, the genes may render the organism poisonous or toxic, or they may cause the organism to develop other dangerous characteristics that could harm the organism’s surrounding environment. Furthermore, there is a risk that, when testing GMOs, the seeds or strains of these organisms may escape the laboratory, greenhouse, industrial facility or field in which they are being tested and contaminate nearby areas. Poisonous or toxic organisms may therefore be inadvertently introduced into the environment or possibly enter the food production system, harming the people and animals who come in contact with them. Our crop protection products, which include Rizoderma, adjutants, therapies, herbicides, fungicides and insecticides, among others, bear similar risks in the development stage.

We cannot eliminate the risk of contamination or discharge and any resultant injury from these materials. If these risks were to materialize, we could be subject to fines, liability, reputational harm or otherwise adverse effects on our business. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, or may otherwise be required to remedy the contamination, and our liability may exceed any insurance coverage and our total assets. Furthermore, compliance with environmental, health and safety laws and regulations may be expensive and may impair our R&D efforts. If we fail to comply with these requirements, we could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance In addition, we cannot predict the impact on our business of new or amended environmental, health and safety laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair our research, development or production efforts.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

We are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements will be time consuming, resulting in increased costs to us or other adverse consequences.

As a public company, we are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We expect to implement additional procedures and processes for the purpose of addressing the applicable standards and requirements for public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder. These exemptions will cease to apply by no later than the last day of our fiscal year following the fifth anniversary of the completion of Union’s initial public offering (the “IPO”)  (or under certain other circumstances) and we expect to incur additional expenses and devote increased management effort toward ensuring compliance with the additional reporting requirements that will apply when we cease to be an “emerging growth company.” We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We may require additional financing in the future and may not be able to obtain such financing on favorable terms, if at all, which could force us to delay, reduce or terminate some of our activities.

The process of developing and commercializing products is expensive, lengthy and risky and we expect to continue investing in our R&D services to identify new potential products for development. We may require additional capital to fund our technology sourcing and product development projects and to provide working capital to fund other aspects of our business. Although we currently believe that our cash and cash equivalents and marketable securities will provide adequate resources to fund our operations, including technology sourcing and product development expenses, planned capital expenditures and working capital requirements for the foreseeable future, we may nevertheless need additional financing in the future, due to changes in our business strategy or the occurrence of unanticipated events.

We may seek to issue additional equity securities, which could result in dilution to our existing shareholders, or raise additional debt financing, which could subject us to restrictive covenants that limit our operating flexibility and require us to comply with certain financial ratios. Alternatively, we may not be able to raise sufficient additional funds on terms that are favorable to us, if at all. If we fail to raise the funds we require, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures could be significantly limited. In such an event, we may be forced to delay or terminate our development initiatives or the commercialization of our technology and products, curtail operations or grant licenses to our technology on terms that are not favorable to us. If adequate funds are not available, we may not be able to successfully execute our business strategy or continue our business.

Development and commercialization of our products may incur scrutiny under the Convention on Biological Diversity Treaty.

The Convention is an international treaty that was adopted at the Earth Summit in Rio de Janeiro, Brazil in 1992. The treaty provides that if a company uses genetic resources, such as an indigenous plant, from a participating country to develop a product, then such company must obtain the prior informed consent of the participating country and owes fair and equitable compensation to the participating country. Although the United States is not a participating country, most countries where we currently obtain or may obtain genetic resources in the future, including Argentina, have ratified the treaty and are currently participants in the Convention. We may fall under scrutiny of the Convention with respect to the development or commercialization of any of our products derived from genetic resources originating from any of the countries that are participants in the Convention. There can be no assurance that the government of a participating country will not assert that it is entitled to fair and equitable compensation from us. Such compensation, if demanded, may make commercialization of our products impracticable.

Our business strategy may change and the successful implementation of our business plan is uncertain.

As an emerging biotechnology company, we continually analyze our business plan and operations in the light of market conditions and developments. We currently generate a significant portion of our revenue from the sale of crop protection products. We anticipate that following the successful regulatory approval and commercialization of our technologies, including HB4, an increasing portion of our revenues will be generated by sales of seed and integrated products through our proprietary commercial channels and third-party licensees, with incremental income projected to be generated by the joint ventures in which we participate. We face numerous challenges to completing the various steps necessary for the commercialization of our products and there can be no guarantee that we will be able to successfully commercialize our technologies. As a result of our continuous analyses of our crop productivity solutions, we may decide to make substantial changes in our business plan and operations. Such modifications may also result from management’s belief that it has identified more economical or efficient means of achieving our objectives. Furthermore, such changes could relate to minor aspects of the business plan, such as the methods in which we sell our crop productivity solutions, or to key aspects of the plan, such as the type of technologies that we seek to commercialize. Changes to our business plan could result in material delays to the commercialization of our products.

Our failure to accurately forecast and manage inventory could result in an unexpected shortfall or surplus of products which could harm our business.

We are required to produce inventories of certain of our products (mainly seeds and biologicals) and we monitor our inventory levels based on our own projections of future demand. Because of the significant time it takes to produce commercial quantities of seeds, production decisions must be made well in advance of sales. An inaccurate forecast of demand for any seed variety can result in the unavailability of seeds in high demand. Such unavailability may depress sales volumes and adversely affect customer relationships. Conversely, an inaccurate forecast could also result in an over-supply of seeds which may increase costs, negatively impact cash flow, reduce the quality of inventory and ultimately create write-offs of inventory. The acquisition of Rizobacter has increased the scale of our sales operations and as a result increased the magnitude of these risks, the realization of which could have a material adverse effect on our business, results of operations and financial condition.

Disruption to our IT and operating system could adversely affect our reputation and have a material adverse effect on our business and results of operations.

Disruption or failure of our IT system due to technical reasons, natural disaster or other unanticipated catastrophic events, including power interruptions, storms, fires, floods, earthquakes, terrorist attacks and wars could significantly impair our ability to deliver data related to our projects to our collaborators on schedule and materially and adversely affect our relationships with our collaborators, our business and our results of operations. We expect to continue to develop our computational technologies and may need to update our IT system and storage capabilities. If our existing or future IT system does not function properly, or if the IT system proves incompatible with our new technologies, we could experience interruptions in data transmissions and slow response times, preventing us from completing routine research and business activities. Furthermore, we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cyber-security.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism war telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of field trial data from completed or ongoing or planned field trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our product candidates could be delayed.

Labor unions can request, and have requested, the unionization of some of our employees.

In December 2016 and March 2017, the Argentine Trade Union of Truck Drivers (Sindicato de Choferes de Camiones) (“SCC”) and the Argentine Union of Rural Workers and Stevedores (Unión Argentina de Trabajadores Rurales y Estibadores) (“UATRE”), respectively requested the unionization of some employees of Rizobacter. With respect to the former, the SCC requested to unionize employees involved in logistics and operation of forklifts. UATRE requested to unionize workers engaged in the handling and storage of grain related to our seed treatment process undertaken seasonally. After negotiations, both SCC and UATRE came to an agreement with Rizobacter wherein Rizobacter agreed to hire companies to carry out the operations covered by each union. Each company agreed to indemnify Rizobacter in relation to any subsequent claims by the workers registered with the SCC or the UATRE, as the case may be, without direct cause to Rizobacter.

If new union disputes arise, they may be time consuming and distracting to management. The occurrence of a union dispute could have a material and adverse effect on our costs and business, results of operations and financial condition.

We rely on third parties to grow our seeds. If these parties do not grow our seeds at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our commercialization efforts could be delayed or otherwise negatively impacted.

We rely on affiliated and unaffiliated growers to grow the majority of our proprietary seed and to sell it to us at negotiated prices each year. Our current dependence upon others for the production of our seeds may adversely affect our ability to commercialize any products on a timely and competitive basis. If our growers decline to a significant degree to plant the acreage on which we rely, and if we cannot find other growers to plant the lost acreage, our inventory of seed could be insufficient to satisfy the needs of our customers. Furthermore, growers may refuse to grow our seeds for any reason, including deterioration in our business relationship or the existence of more favorable terms with other companies. For example, if a particular crop is paying a materially higher price than has been paid in the past, growers may decide to not grow our seeds in favor of receiving a higher return from an alternative crop planted on the same acreage. If third-party growers decline to grow our seeds or if they are unable to grow our seeds at acceptable quality levels, our business, results of operations and financial condition could materially decline.

We are subject to anti-corruption and anti-money laundering laws with respect to both our domestic and international operations, and non-compliance with such laws can subject us to criminal and civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C.§201, the U.S. Travel Act, the USA PATRIOT Act, Argentine Law No. 27,401, as amended, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit us and our collaborators from authorizing, offering, or directly or indirectly providing improper payments or benefits to recipients in the public or private sector. We or our collaborators may have direct and indirect interactions with government agencies and state-affiliated entities and universities in the course of our business. We may also have certain matters come before public international organizations such as the United Nations. We use third-party collaborators, joint venture and strategic partners, law firms, and other representatives for regulatory compliance, patent registration, lobbying, deregulation advocacy, field testing, and other purposes in a variety of countries, including those that are known to present a high corruption risk such as India, China, and Latin American countries. We can be held liable for the corrupt or other illegal activities of these third-party collaborators, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. In addition, although we have implemented policies and procedures to ensure compliance with anti-corruption and related laws, there can be no assurance that all of our employees, representatives, contractors, partners, or agents will comply with these laws at all times. Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other or injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

A portion of our revenue is generated from government grants from Argentine government entities and our operations rely on grants to fund our technology sourcing and product development activities. We cannot guarantee that we will continue to obtain government grants in the future, and our failure to do so for any reason could require us to change our operating model.

The receipt of government grants is central to our strategy of minimizing our capital expenditures in connection with technology sourcing and product development and represents an important means of development of early-stage technology. Pursuant to such grants, the government directly pays for, or we are reimbursed for certain expenses incurred in connection with, our technology development activities. Additionally, a portion of our revenue is generated from payments to us or payments made directly to our suppliers in the form of government grants.

Our ability to obtain grants and fund our technology sourcing and product development activities with funds received from government entities in the future depends upon the availability of funds under applicable government programs and approval of our applications to participate in such programs. The application process for these grants and other incentives is highly competitive. We may not be successful in obtaining any additional grants, loans or other incentives. The receipt of grant funds also subjects us to compliance with the specific grant requirements, including rigorous documentation requirements. Failure to comply with these requirements could lead to termination of these grant or difficulties in obtaining new grants, as well as an inability to receive reimbursement for our costs or a requirement to refund costs previously reimbursed.

Additionally, we are subject to audits in connection with our grant funds, which may subject us to penalties if we are not compliant with applicable requirements. An audit could result in a material adjustment to our results of operations and financial condition. In addition, serious reputational harm or significant adverse financial effects could occur if allegations of impropriety are made against us, even if we are ultimately found to have done no wrong.

Finally, there can be no assurance that the Argentine government, or the international bodies such as the Inter-American Development Bank and the World Bank that historically have provided the funding that the Argentine government has used to make research grants, will continue to provide grants or funding at current levels or at all. To the extent that our existing grants are terminated or modified or we are unsuccessful in securing government grants in the future, we may have to modify our business strategy and would lose a potential source of revenue and means of sourcing and developing new technology, which could adversely affect our results of operations and increase our costs.

Risks Related to Our Intellectual Property

Agreements with our collaborators and third parties may not adequately prevent disclosure of trade secrets, know-how and other proprietary information, which could materially adversely affect our technology and harm our business.

We rely on a combination of intellectual property laws and other agreements with our collaborators and third parties to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not prevent disclosure, infringement or misappropriation of our confidential information. Our confidentiality and nondisclosure agreements or covenants may not be enforceable under applicable law and, even if they are enforceable, may be breached, and we may not have adequate remedies for such a breach that would effectively prevent the further dissemination of our confidential information or direct competition with us by a joint venture partner. We also have limited control over the protection of trade secrets used by our collaborators and could lose future trade secret protection if any unauthorized disclosure of such information occurs. Enforcement of any claim that a party illegally disclosed confidential information or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, others may independently discover our trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets where we operate may afford little or no protection of our trade secrets. If any of our trade secrets were to be disclosed to or independently developed by a competitor, or if we otherwise were to lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced and our business and competitive position could be harmed. Moreover, our collaborators may allege that we have disclosed their trade secrets or confidential information.

We may not be able to adequately protect our intellectual property rights throughout the world.

Our commercial success depends in part on our ability to obtain and maintain patent or other intellectual property protection and/or trade secrets protection for the technologies we develop and use. We are responsible for determining the jurisdictions in which patent protection will be pursued for our intellectual property. Filing, prosecuting, maintaining and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States are less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States and other countries in which we file for patent protection, such as Argentina, China, India, Brazil, Mexico and Australia. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products, and we may be unable to prevent such competitors from importing those infringing products into territories where we have patent protection but enforcement is not as strong due to the exhaustion of rights. These products may compete with our product candidates and our licensed patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions. In addition, competitors could use our licensed patent disclosures and/or reverse engineer our trade-secret-protected products in order to produce competing products. Moreover, growers or others in the chain of commerce may raise legal challenges against our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to prevent or detect. For example, in Argentina, growers may legally avoid paying royalties to the owners of intellectual property if they keep the seeds from their own harvests and plant them for personal use. Argentine legislation in respect of breeders’ rights includes a concept of a “farmer’s privilege,” which allows growers to use seeds obtained from their own harvests to be replanted on their own farm. According to the National Seed Institute of Argentina (Instituto Nacional de Semillas), the reserves of seeds kept for personal use has grown significantly in recent years, which may increase the likelihood that growers illegally claiming the privilege may use and/or sell GM seeds into the market without paying royalties owed to us.

The legal systems of certain countries, including China, where we have licensed patent applications, have not historically favored the enforcement of patents or other intellectual property rights, which could hinder us from preventing the infringement of our licensed patents or other intellectual property rights and result in substantial risks to us. Proceedings to enforce our licensed patent rights in the United States or foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our licensed patents at risk of being invalidated or interpreted narrowly and our licensed patent applications at risk of not issuing and could provoke third parties to assert patent infringement or other claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license from third parties.

Changes in Argentine and U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotech companies, our success is heavily dependent on intellectual property, including patents. Obtaining and enforcing biotech patents involves technological and legal complexity, and is costly, time consuming, and inherently uncertain. In this regard, the Argentine Patent Office (Instituto Nacional de Propiedad Intelectual) issued Regulation 283/15 with new guidelines for examining biotech inventions. These guidelines seriously restrict the patentability of several categories of inventions in the agricultural field. This restriction is already being followed in the practice of the Argentine Patent Office.

In September 2016, the Argentine Patent Office issued Argentine Regulation 56/16, under which the Argentine Patent Office will deem that any patent application whose examination had not begun by October 15, 2016 satisfies the substantive requirements of patentability (novelty, non-obviousness and industrial application); provided that a patent has been granted abroad for the same invention by a foreign patent office carrying out substantive examination in a country whose patent law has the same substantive requirements as Argentine law. This can result in prosecution times that are substantially shorter, and similar to those of the fastest jurisdictions. In particular, the patent office has applied this regulation to biotech cases as long as they are directed to matter that is not affected by the guidelines.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. In a recent ruling (in re “Monsanto Technology LLC c/ Instituto Nacional de la Propiedad Industrial s/ Denegatoria de Patente”, case number CCF 8044/2007), Tribunal III of the Civil and Commercial Federal Court of Appeals of the City of Buenos Aires confirmed, by revoking a decision of a lower court, the rejection of a biotechnological patent application by the Argentine Patent Office, with the understanding that the invention should be protected as a plant variety protection (“PVP”) and not under a patent (the patent application was for a recombinant DNA molecule and a cell transformed by such molecule). Lack of inventive activity and non-patentable matters are also mentioned as grounds in this precedent. The Court of Appeal’s decision was appealed to the court of last resort, but the Argentine Supreme Court refused to resolve the case based on the grounds that the issue was moot as the statutory term of the patent under consideration in the case had already expired. The decision of the Court of Appeals has, therefore, become a negative precedent that may adversely affect patentability of the technologies we develop in the future. Depending on decisions by the Argentine and U.S. Congresses, the federal courts in each country, the U.S. Patent and Trademark Office and the Argentine Patent Office, as well as the relevant authorities in other countries in which we hold patents, the laws and regulations governing patents could change in unpredictable ways that may weaken or undermine our ability to obtain new patents or to enforce our existing licensed patents and patents we might obtain in the future. During recent years, certain sectors of the Argentine agricultural industry have been requesting that the Argentine PVP Law No. 20,247 (the “Argentine PVP Law”) is amended.

If we or one of our collaborators or licensees are sued for infringing the intellectual property rights of a third party, such litigation could be costly and time consuming and could prevent us or our collaborators or licensees from developing or commercializing products that incorporate our technology.

Our ability to generate significant revenues from our products depends on our and our joint ventures’ and licensees’ ability to develop, market and sell products and utilize our proprietary technologies without infringing the intellectual property and other rights of any third parties.

As the agricultural biotech industry continues to develop, we, our collaborators or licensees may become party to, or threatened with, litigation or other adverse proceedings regarding intellectual property or proprietary rights in our technology, processes, developed seed traits or seed treatments. Third parties may assert claims based on existing or future intellectual property rights and the outcome of any proceedings is subject to uncertainties that cannot be adequately quantified in advance. Any litigation proceedings could be costly and time consuming. A negative outcome from an intellectual property infringement suit could result in liability for monetary damages, require us to indemnify our licensees for damages arising from warranties we have made about the intellectual property we have licensed, which claims might not be subject to a cap, or treble damages and attorneys’ fees if we are found to have willfully infringed a patent. There is also no guarantee that we, our collaborators or licensees would be able to obtain a license under such infringed intellectual property on commercially reasonable terms or at all. A finding of infringement could prevent us, our collaborators or our licensees from developing, marketing or selling a product or force us to cease some or all of our business operations. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel may be diverted as a result of these proceedings, which could have a material adverse effect on our operations. In some cases, our agreements with our collaborators or licensees might oblige us to pay for the enforcement of our licensed intellectual property rights, even though our collaborators or licensees may be responsible for commercializing the potentially infringing products. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly have a negative impact on our business.

The value of our intellectual property could diminish due to technological developments or challenges by competitors, making our products less competitive.

Our intellectual property rights are important to the operation of our business and the commercialization of our crop productivity products. We rely on a combination of patents, PVP, trademarks, trade secret laws, confidentiality provisions and licensing arrangements to establish and protect our intellectual property. However, the importance of technology development and intellectual property protection in the crop productivity industry increases the risk that technological advances by others could render our products less competitive. Our business could be negatively affected by any of the following:

•                       our issued licensed patents, PVP certificates and trademark registrations may be successfully challenged by our competitors;

•                       we may be unable to obtain intellectual property licenses that are necessary or useful to our business on favorable terms, or at all;

•                       new technology that is independently developed by others may supersede our technology and make our products less desirable or costlier in the marketplace;

•                       competitors may design around our licensed patent and/or PVP protections; and

•                       competitors may reverse engineer our trade secret technologies.

We may be required to pay royalties to employees who develop inventions that have been or will be commercialized by us, even if the rights to such inventions have been assigned to it, exclusive licenses have been granted to it and the employees have waived their rights to royalties or other additional compensation.

Under Argentine Patent and Utility Models Law No. 24,481 and Argentine Labor Law No. 20,744, which provide the legal framework related to ownership of inventions developed during an employer-employee relationship, the employer is awarded ownership of inventions when the employee was hired for the purpose of engaging in inventive discovery or when such invention otherwise derives from the knowledge acquired by virtue of the employee’s working for the employer. Depending on the nature and the scope of an employee’s contribution to an invention and the nature of his or her hiring, he or she may be entitled to additional compensation by the employer; however, the employer will still retain ownership rights on the conditions mentioned above. If an employee was hired for a purpose other than to engage in inventive discovery and he or she creates an invention that is not related to the employer’s processes, methods or business, the employee shall be the owner of the invention.

A significant portion of our employees are dedicated to activities that may be considered inventive. As a result, a significant portion of our employees execute confidentiality and ownership rights agreements upon commencement of employment whereby they agree to classify all work undertaken by them as engagement in inventive discovery, which grants us all ownership rights in inventions created while such employees are employed by us. If these assignments or exclusive licenses were deemed invalid or unenforceable, we could be required to pay royalties to our employees who have invented intellectual property that we have commercialized, which in turn may have a material adverse effect on our results of operations. In addition, if these assignments or exclusive licenses were deemed invalid or unenforceable, it is possible that our employees could assign or license to third parties their rights in any inventions created while employed by us. This could have a material adverse effect on our results of operations.

Risks Related to Rizobacter’s Acquisition

Certain of the Rizobacter shares are subject to a judicial injunction.

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we currently own 80.00% of Rizobacter’s capital stock through our subsidiary RASA Holding, 29% of which are subject to a precautionary measure issued pursuant to an injunction that affects 44% of the total share capital of Rizobacter. In addition, the precautionary measure also covers 30% of the dividends distributed on such shares, directing such percentage of dividends into a judicially created escrow account. Simultaneously with the exercise of the Rizobacter Call Option, 1,330,156 of BIOX shares representing 10% of Rizobacter shares subject to the precautionary measures were pledged to Bioceres S.A. The precautionary measure relates to litigation among historical shareholders of Rizobacter arising from a disputed transfer of shares that occurred in 1995. Although the Argentine Supreme Court ruled against certain of the litigating historical shareholders, such shareholders subsequently pursued other legal recourse—including the precautionary measure and non-innovative (medida de no innovar)—to further dispute the original transfer of shares. The non-innovative measure (medida de no innovar) was overturned by an Argentine court of appeals on April 17, 2018.

We purchased our controlling stake in Rizobacter subject to the precautionary measure and associated ongoing litigation. Should such contingencies be lifted, the Parent may be obligated to pay a contingent purchase price of US$17.3 million to certain selling shareholders of Rizobacter. Conversely, should the court rule against the free transferability of the affected shares, we would be obligated to return certain shares, thereby reducing our equity participation in Rizobacter, and the Parent would not be obligated to pay the abovementioned contingent purchase price. Given the Argentine Supreme Court’s finding that the 1995 share transfer was valid, it is likely or probable that the Parent may be obligated to pay the contingent purchase price of US$17.3 million.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

We plan to selectively partner, in-license or acquired key enabling technologies and businesses across our value chain that we believe will keep us on the cutting edge of our industry. We may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions under other purposes in the context of existing operations. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction, which could have a material adverse effect on our business, financial conditions, earnings and prospects.

Risks Related to Operating in Latin America and Argentina

Latin America

Latin America has experienced, and may continue to experience, adverse economic or political conditions that may impact our business, financial condition and results of operations.

Our business is dependent to a certain extent upon the economic conditions prevalent in Argentina, as well as the other Latin American countries in which it currently operates, such as Uruguay, and in which it may seek to expand operations in the future, such as Brazil. Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. Recently, the economic growth rates of the economies of many Latin American countries have slowed and some have entered mild recessions. Additionally, economic and political developments in Latin America, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, terrorism, civil strife, changes in laws and regulations, restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact our operations and/or the market value of the ordinary shares and have a material adverse effect on our business, financial condition and results of operations.

Latin American governments have exercised, and continue to exercise, significant influence over the economies of the countries in which we operate, which could adversely affect our business, financial condition, results of operations and prospects.

Historically, governments in Latin America have frequently intervened in the economies of their respective countries and have occasionally made significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among others, price controls, currency devaluations, capital controls and tariffs. Our business, financial condition, results of operations and prospects may be adversely affected by the changes in government policies or regulations of Latin American governments, including:

•                       exchange rates and exchange control policies;

•                       tariff and inflation control policies;

•                       price control policies;

•                       liquidity of domestic capital and lending markets;

•                       tax policies, royalty and tax increases and retroactive tax claims; and

•                       other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

In July 2018, Andrés Manuel López Obrador was elected president of Mexico and assumed office on December 1, 2018, and in October 2018, Jair Bolsonaro was elected president of Brazil assumed office on January 1, 2019. We cannot predict the changes these new administrations may bring, the impact of such changes on the Argentine economy or the business and results of the operations of our Argentine subsidiaries.

Argentina

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso.

In recent years, and especially during the last months, the Argentine peso has suffered significant devaluations against the U.S. dollar. In 2015, the peso depreciated 51.73% against the U.S. dollar primarily after the lifting of certain foreign exchange restrictions in the month of December, mainly as a consequence of the substantial reduction of the spread between the exchange rate on the Argentine Exchange Currency Market (Mercado Único y Libre de Cambio) (“MULC”) and the unofficial market. Since the devaluation in December 2015, the Central Bank of Argentina (Banco Central de la República Argentina) (“Central Bank”) has allowed the peso to float and significantly limited interventions to those needed to ensure the orderly functioning of the MULC. In 2016, the peso depreciated 22.15% against the U.S. dollar and in 2017, the peso depreciated 18.45% against the U.S. dollar.

Due to several factors, including but not limited to the raising of the interest rate by the US Federal Reserve, the inability of the Argentine government to perform structural changes and reduce the fiscal deficit, the Argentine government’s increasing need for international financing, the increase of the Argentine government’s inflation goals for 2018, a historical drought that affected the crops production (main export of Argentina) and the Turkish crisis, during the first half of 2018 the Argentine peso suffered a new sharp depreciation, which between January 1, 2018 and December 31, 2018 accumulated 103.83%. As a consequence of the recent inflation trends, the peso qualifies as a currency in a hyperinflationary economy as of July 1, 2018.

As part of the plan to control the foreign exchange rate and inflation, the government adopted a series of measures. On June 7, 2018, the Argentine government and the International Monetary Fund (“IMF”) entered into a technical agreement through which the IMF granted to Argentina a stand-by loan for an amount of up to US$50 billion for a term of up to three years to strengthen the federal reserves and Argentina’s financial and fiscal position. On June 21, 2018, the IMF made a first disbursement of US$15 billion under the agreement. By the end of September 2018, the amount of the stand-by loan was increased an additional US$7.1 billion and in October 2018 the IMF made the second disbursement of US$5.7 billion. In December 2018, the IMF made a third disbursement of US$7.6 billion, in April 2019 made a fourth disbursement of US$10.8 billion and in July 2019 made a fifth disbursement of US$5.38 billion. The IMF has a sixth disbursement of US$5.4 billion pending for 2019, which has been suspended until the presidential elections on October 27, 2019.

In October 2018, the Central Bank defined foreign exchange intervention and non-intervention zones for the U.S. dollar exchange rate, which were adjusted daily. However, in April 2019, the Central Bank froze the non-intervention zone levels at AR$51.448 per U.S. dollar in the upper bound until December 31, 2019, and the committee of monetary policy (COPOM) of the Central Bank announced that the Central Bank could sell up to US$250 million daily if the exchange rate goes beyond the upper bound; provided that the Central Bank could also intervene in the foreign exchange market to control episodes of extreme volatility. In addition, the Central Bank increased the amount of Leliq (Letras de Liquidez) (Central Bank peso debt instruments), which as of the date of this report would represent about 5% of the Gross Domestic Product (“GDP”), with interest rates of more than 70%.

In August 2019 primary elections were held in Argentina (Primarias Abiertas, Simultáneas y Obligatorias or “PASO”) at which the opposing party led by Alberto Fernández (presidential candidate) and former president Cristina Fernández de Kirchner (vice-presidential candidate) for the Frente de Todos party received 47.66% of the votes, compared to 32.09% received by the incumbent President’s party. If the results from the primary election are a good indicator of how Argentines will vote on October 27, 2019, Alberto Fernández would be expected to become the new president of Argentina. The results of the primaries have highly increased the uncertainty as to the measures that an administration led by Alberto Fernández would adopt if elected, and have fostered inflation, demand for U.S. dollars and foreign exchange volatility. Despite the Central Bank’s interventions and measures, between January 1, 2019 and September 30, 2019, the Argentine peso depreciated 51.73% against the U.S. dollar and as of the date of this report the U.S. dollar exchange rate was AR$58.51 per each U.S. dollar.

The sharp depreciation of the Argentine peso has fostered inflation and created a strong volatility in the U.S. dollar exchange rate that gave raise to doubts on further depreciations of the Argentine peso and the control of the inflation levels, which could lead to a new financial crisis. We are unable to predict the future value of the peso against the U.S. dollar. If the peso continues to devalue, all or some of the negative effects on the Argentine economy related to such devaluation could reappear. In addition, as of the date of this report, these and other measures adopted by the government and the Central Bank attempting to control the foreign exchange rate have caused a deepening recession (the Central Bank projected a GDP decrease of 2.9% for 2019), increasing unemployment and medium and small companies’ failures, while high inflation and foreign exchange instability continue.

Our consolidated financial information included herein is presented in U.S. dollars. Therefore, the resulting exchange differences arising from the translation of balances and transactions in Argentine pesos to U.S. dollars are recognized in the financial gain or expense item. Fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and could have a material adverse effect on our results of operations and financial condition. In addition, our results of operations and financial condition are affected by changes in the Argentine peso to U.S. dollar exchange rate because the majority of our operations are conducted in Argentina and, accordingly, a significant portion of our costs are incurred in Argentine pesos, while our revenues are primarily denominated in or influenced by U.S. dollars. Consequently, appreciation of the U.S. dollar relative to the Argentine peso, to the extent not offset by inflation in Argentina, could result in favorable variations in our operating margins and, conversely, depreciation of the Argentine peso against the U.S. dollar may raise our costs in U.S. dollars, which would increase the prices of our commercial technology, products and services to our customers, which, in turn, could adversely affect our business and results of operations and cause significant variability in our results of operations from period to period. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors affecting our results of operations—Macroeconomic conditions” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors affecting comparability of prior periods.”

The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt and has also led to very high inflation and significantly reduced real wages. We have a significant amount of indebtedness denominated in U.S. dollars.  If the Argentine peso is further significantly devalued, the Argentine economy could be adversely affected, which could materially and adversely affect our business.

As of July 1, 2018, the peso qualifies as a currency of a hyperinflationary economy, and we are required to apply inflationary adjustments to our financial statements, which could adversely affect our Argentine subsidiaries’ financial statements, results of operations and financial condition.

Pursuant to the International Accounting Standards (“IAS”) 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises, but includes several characteristics of hyperinflation. The International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality (“IPTF”), which monitors “highly inflationary countries” categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for purposes of IAS 29. Therefore, Argentine companies using International Financial Reporting Standard as adopted by the IASB (“IFRS”) are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Similarly, Argentine Generally Accepted Accounting Principles (“Argentine GAAP”) (Technical Resolutions No. 17, 39 and 41 (“TR 17”)) also requires the adjustment of financial statements to reflect the changes in general price index in the context of hyperinflation. The Argentine Federation of Economic Sciences Professionals Bodies (Federación Argentina de Consejos Profesionales de Ciencias Económicas) (“FACPCE”), after finding the presence of the qualitative requirements of Argentine GAAP for the adjustment, stated that the adjustment should be applied to all Argentine companies’ financial statements for periods ending on or after July 1, 2018.

Adjustments to reflect inflation, such as those required by IAS 29 and TR 17, were prohibited by law No. 23,928 (the “Law 23,928”). Additionally, Decree No. 664/03, issued by the Argentine government (the “Decree”), instructed regulatory authorities, such as Public Registries of Commerce, the Superintendence of Corporations of the City of Buenos Aires and the Argentine Securities Commission (Comisión Nacional de Valores) (“CNV”), to accept only financial statements that comply with the prohibition set forth by the Law 23,928. However, on December 4, 2018, Law 27,468 abrogated Decree No. 664/03 and amended Law 23,928 indicating that the prohibition of indexation no longer applies to the financial statements. As a result, beginning with the period ending on December 31, 2018, Bioceres’ Argentine subsidiaries began preparing financial statements in compliance with IFRS, adopting IAS 29 and TR 17 for regulatory purposes in Argentina.

For purposes of the determination of the indexation for tax purposes, Law 27,468 substituted the WPI (as defined below) for the CPI, and modified the standards for triggering the tax indexation procedure. During the first three years as from January 1, 2018, the tax indexation will be applicable if the variation of the Consumer Price Index (“CPI”) exceeds 55% in 2018, 30% in 2019 and 15% in 2020. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29 and TR 17. To the extent that the CPI increased by 47.6% in 2018 (below the statutory threshold for that year), the tax indexation procedure was not triggered for 2018. However, to the extent that the CPI increased by 55.8% between June 30, 2018 and June 30, 2019 the statutory threshold for the tax indexation was triggered for Argentine entities with fiscal years ending on June 30, 2019, such as our Argentine subsidiaries. As a result, we increased our tax expenses and tax payable for the fiscal year ended June 30, 2019 by US$2.8 million. This incremental tax expense was allocated in accordance with Law 27,468, with one-third allocated to the fiscal year ended June 30, 2019, and the remaining two-thirds allocated equally to the fiscal year ending June 30, 2020 and 2021.

We cannot predict the future impact that the application of IAS 29 and the eventual application of the tax indexation procedure and related adjustments will have on our Argentine subsidiaries’ financial statements or the effects on our business, results of operations and financial condition. Also, we cannot predict when the application of IAS 29 and the tax indexation will no longer be mandatory.

Government intervention in the Argentine economy could adversely affect the economy and our financial condition and results of operations.

During recent years, the Argentine government increased its direct intervention in the economy, including through the implementation of regulation of market conditions, expropriations or nationalizations and price controls.

For example, in 2012, the Kirchner administration removed the directors and senior officers of YPF S.A., Argentina’s largest oil and gas company, which was controlled by the Spanish group Repsol, and the Argentine Congress approved a bill to expropriate the shares held by Repsol representing 51% of the shares of YPF S.A. In February 2014, the Argentine government and Repsol reached an agreement on the terms of the compensation payable to Repsol for the expropriation of the YPF S.A. shares, which totaled US$5.0 billion (Ps.79.3 billion) payable by delivery of Argentine sovereign bonds with various maturities. The agreement settled the claim filed by Repsol with the International Centre for Settlement of Investment Disputes (“ICSID”).

In December 2012 and July 2013, the Argentine Congress established new regulations relating to domestic capital markets. The new regulations generally provided for increased intervention in the capital markets by the government, authorizing, for example, the CNV to appoint observers with the ability to veto the decisions of the board of directors of companies admitted to the public offering regime under certain circumstances and suspend the board of directors for a period of up to 180 days. This power was later abrogated by the Law No. 27,440.

In September 2014, the Kirchner administration enacted a law that enables the Argentine government to intervene in certain markets when it considers that any party to such market is trying to impose prices or supply restrictions in such market. This law applies to all economic processes linked to goods, facilities and services which, either directly or indirectly, satisfy basic needs of the population (so-called “basic needs goods”), and grants broad powers to the relevant enforcing agency to become involved in such processes. It also empowers the enforcing agency to order the sale, production, distribution and/or delivery of basic needs goods throughout the country in case of a shortage of supply.

In May 2016, the Argentine congress barred companies from laying off workers for a 180-day period in a law later vetoed by President Macri.

More recently, and due to the foreign exchange crisis, rapidly increasing inflation and decline in economic activity during the first half of 2018, on November 8, 2018 the Central Bank issued Communication “A” 6595 imposing on financial entities a minimum cash requirement equal to 23% up to 29 days; 17% between 30 and 59 days; 11% between 60 and 89 days; 5% between 90 and 179 days; 2% between 180 and 365 days; and 0% for more than 365 days on obligations with international financial facilities; which, however, was repealed on January 1, 2019. On November 12, 2018, the Argentine government issued a decree imposing the payment of an extraordinary non-remunerative bonus of AR$5,000 to all workers in the private sector, to be paid in two installments in December 2018 and February 2019, and imposing a notice requirement until March 31, 2019, under which all private sector employers must give notice of any proposed layoffs without cause to the Argentine Ministry of Production and Work, at least ten days prior to the proposed layoffs. On September 25, 2019, the Argentine government issued a decree imposing the payment of an extraordinary non-remuneratory bonus of AR$5,000 to all workers in the private sector, to be paid in October 2019 or as determined by each union.

In addition, in order to control the foreign exchange crisis that began in 2018, in October 2018 the Central Bank defined zones of foreign exchange intervention and non-intervention (See “—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso”) and on September 1, 2019 reinstated foreign exchange restrictions (See “Item 10. Additional Information—D. Exchange Controls”).

In August 2019, the Argentine government issued decrees eliminating the value added tax (VAT) on certain basic food products until December 31, 2019, freezing fuel prices until November 13, 2019 and authorizing the Secretariat of Energy to adopt measures necessary to normalize fuel prices, and the Secretariat of Energy approved an increase of 4% on fuel prices in September 2019.

Substantially all of our assets are located in Argentina. Therefore, we are subject to political uncertainties, including expropriation or nationalization of our business or assets, or subject to renegotiation or annulment of existing contracts and other similar risk, although the current administration has not taken an interventionist approach. However, depending on the result of the upcoming presidential elections, a new administration led by Alberto Fernández and former president Cristina Fernández de Kirchner may have a more interventionist approach than that of the current administration. In the future, intervention in the economy by the Argentine government may continue or increase, the occurrence of which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition. We cannot assure investors that these or other measures that may be adopted by the Argentine government in the future in response to social unrest, such as nationalizations, intervention by the CNV, forced renegotiations or modifications of existing contracts, new tax policies, price fixing, regulations and reforms affecting foreign trade and investments, will not have a material adverse effect on the Argentine economy and, consequently, will not adversely affect our business, results of operations and financial condition.

Political developments in Argentina could adversely affect the Argentine economy.

Presidential and congressional elections in Argentina took place and a runoff election (ballotage) between the two leading presidential candidates was held on November 22, 2015, which resulted in Mr. Mauricio Macri being elected President of Argentina. The Macri administration assumed office on December 10, 2015.

Since assuming office, the Macri administration has announced and implemented several significant economic and policy reforms, including:

•                       Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”) reforms. See “—The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and in turn limit our ability to access the credit and capital markets”.

•                       Agreement with holdout creditors. The Macri administration has settled the substantial majority of outstanding claims brought by holdout creditors and has issued sovereign bonds in the international financial markets passed by Congress through Law No. 27,249. Although the size of the claims involved has decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

•                       Foreign exchange reforms. Beginning in December 2015 the Macri administration eliminated all foreign exchange restrictions, including certain currency controls, which were imposed by the previous administration. However, in order to control the foreign exchange crisis that began in 2018, in October 2018 the Central Bank defined zones of foreign exchange intervention and non-intervention (See “—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso”) and in September 1, 2019 restated foreign exchange restrictions (See “Item 10. Additional Information—D. Exchange Controls”).

•                       Foreign trade reforms. The Macri administration has eliminated export duties on wheat, corn, beef and other regional products, and reduced duties on soybeans by 5% from 35% to 30%. With respect to payments for imports of goods and services, the Macri administration announced the elimination of amount limitations for access to the Foreign Exchange Market for any new transactions as of December 17, 2015, and for existing debts for imports of goods and services as of April 22, 2016. On January 2, 2017, the Argentine government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning on January 2018. However, due to the foreign exchange crisis in the second half of 2018, in September general export duties were re-imposed and the progressive reduction of export duties on soybean products stopped. For example, a general additional export duty has been imposed on all exports of goods, levied on the lower of 12% of the good’s FOB value or AR$3 or AR$4 per U.S. dollar, depending on the kind of the good. Also, in addition to the general additional export duty referred above, exports of soybean and soybean products have been subject to an export duty equal to 18%. And on December 28, 2018, a new export duty has been imposed on exports of services until December 31, 2020, levied on the lower of 12% or AR$4 per U.S. dollar.

•                       Fiscal policy. The Macri administration took steps to anchor fiscal accounts, reduce the primary fiscal deficit, eliminate subsidies, reorganize certain expenditures and generate increased revenue through a tax amnesty program. The primary fiscal deficit for 2016 was 4.6% of GDP, 0.2% lower than the Federal government target; for 2017 the primary fiscal deficit was 3.9% of GDP, 0.3% lower than the Federal government target, and for 2018, the primary fiscal deficit is 2.4%, 0.3% lower than the Federal government target. Due to the foreign exchange crisis in the second half of 2018, the Argentine government implemented a series of measures aiming at reducing the fiscal deficit drastically, including the suspension of public infrastructure works, the depreciation of the Argentine peso, the re-imposition of export duties, the request of a stand-by loan agreement with the IMF and the elimination of the Supportive Federal Fund (by which the Federal Government distributed 30% of the proceeds of the export duties on soybean and soybean products to the provinces and municipalities), among other things. For the incoming years, the Argentine government targeted a primary fiscal deficit of 0% of the GDP for 2019 and a primary fiscal surplus of 1% of the GDP for 2020. However, for the first eight months of 2019, there was a primary fiscal surplus of 0.2% in the GDP. As a consequence of the fostering of inflation since 2018, in August 2019, the Argentine government issued a decree eliminating the VAT on certain basic food products until December 31, 2019. But the Argentine Supreme Court issued an injunction stating that the fiscal costs of the VAT reduction must be borne by the Federal government only, and could not be borne by the states and provinces. As opposed to Fernández de Kirchner, who financed the deficit by producing new currency, the Macri administration adopted a different financing strategy for the country’s fiscal deficit, favoring the issuance of new debt in the international debt markets. Although as of August 31, 2019 Argentina’s primary fiscal deficit was reverted, as of the date of this report, it is uncertain whether the primary fiscal surplus obtained could be maintained in the near future because of the lack of the adoption of structural changes to reduce government spending, the increase of inflation, the reduction of government’s tax revenues deriving from the economic recession, the deficit of the balance of payments and the suspension of the last disbursement by the IMF and the lack of access to the international debt markets, among others. Depending on the results of the October 2019 presidential election, a new administration led by Alberto Fernández and Cristina Fernández de Kirchner may finance the fiscal deficit with additional taxes and the production of currency, which may result in a recession and inflation.

•                       Correction of monetary imbalances. The Macri administration adopted an inflation targeting regime in parallel with the floating exchange rate regime and set inflation targets. The Central Bank has increased stabilization efforts to reduce excess monetary imbalances and raised peso interest rates to offset inflationary pressure. However, due to a depreciation of 103.83% of the Argentine peso, inflation soared to 47.6%. Since October 1, 2018, in addition to the creation of the foreign exchange intervention and non-intervention zones, the Central Bank adopted a policy of zero currency issuance. On April 17, 2019 the Macri administration announced a series of economic measures to control inflation, including the freezing of prices of 60 basic products for at least six months, the commitment to avoid new tariff increases above those already announced and included amendments to the U.S. dollar intervention zones (See “—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso”). However, due to the devaluation of the peso, during the first eight months of

2019 inflation increased 30% and the Central Bank re-calculated the inflation estimate for 2019 to 54.9%. On September 30, 2019 the Argentine Congress passed Law No. 27,519 extending the removal of VAT on certain basic food products until December 31, 2022. See “—Continuing high inflation may have a negative effect on the Argentine economy and on our financial performance.”

•                       Tax Amnesty Law. On June 29, 2016, the Argentine Congress passed Law No. 27,260, which became effective on July 22, 2016 and provides for a tax amnesty regime and tax reform. This regime allowed individuals and entities to disclose undeclared assets both abroad and in Argentina, under the conditions set forth in the law and within a period extending from its effectiveness until March 31, 2017, without the need to repatriate such assets to Argentina and without penalty (other than charges described below) or the need to explain the source of the funds, among other benefits. The law also provides that there will be no charge on assets worth up to US$25,000, and a discounted applicable tax of 5% on property and assets worth up to US$80,000. Above that threshold, the applicable tax was 10% until the end of 2016 and 15% until the end of March 2017, when the amnesty window closed.

•                       National Electricity State of Emergency and Reforms. Following years of very limited investment in the domestic energy sector, as well as a continued freeze on electrical power and natural gas tariffs since the 2001-2002 economic crisis, Argentina began to experience energy shortages in 2011. In response to the growing energy deficit left by the prior government, the Macri administration, upon assuming office, declared a state of emergency with respect to the national electrical power system, which remained in effect until December 31, 2017. In addition, the Macri administration announced the elimination of certain energy subsidies and a substantial increase in electrical power rates. In this context, new electricity tariffs went into effect on February 1, 2016 with varying increases depending on geographical location and consumption levels. Following the tariff increases, preliminary injunctions requesting a suspension of tariff increases were filed by customers, politicians and nongovernmental organizations that defend customers’ rights, which were granted by Argentine courts. During 2017 in the city and the metropolitan area of Buenos Aires, electricity tariffs increased between 60% and 148%, and during 2018, increased on an average of 122%. The electricity tariffs increased 26%, 14% and 4% in February, March and April 2019, respectively. The new gas tariff schedule was published on October 7, 2016 with an average increase of 200%. On October 11, 2016, the Ministry of Energy and Mining (a) expanded the amount of eligible beneficiaries of social tariffs to include retirees and pensioners that receive pensions equal to up to two minimum salaries, certain war veterans and medically dependent customers, and (b) decreed that institutions that perform activities of public interest would be entitled to residential rates. The year-on-year increase in the price of energy in the wholesale electricity market for end-users, which excludes transportation and distribution costs and accounts for approximately 45% of the tariff to end-users in the City of Buenos Aires, totaled 233% (from Ps.96/MWh to Ps.320/MWh on average), while the increase in the price of natural gas for end-users was 68% (from Ps.37/MMBtu to Ps.62/MMBtu on average). On March 10, 2017, a public hearing was held in order to discuss the increase in gas rates as of April 2017. In December 2017, the Ministry of Energy announced new increases that varied from 39% and 47% between December, 2017 and February, 2018. During 2018, gas tariffs increased 78%, and will increase 10%, 9% and 8% in April, May and June, 2019, respectively. The Macri administration announced the freezing of new tariff increases above those described above until December 31, 2019.

•                       Corporate Criminal Liability Law (Ley de Responsabilidad Penal Empresaria). On November 8, 2017, the Argentine Congress passed Law No. 27,401 which provides for the criminal liability of corporate entities when the following crimes are committed, directly or indirectly, with their intervention or on their behalf, interest or benefit: (a) local or international bribery and influence peddling, (b) negotiations that are incompatible with public office, (c) illegal payments made to public officials under the appearance of taxes or fees owed to the relevant government agency, (d) illegal enrichment of public officers and employees, and (e) producing knowingly false balance sheets and reports to cover up local or international bribery or influence peddling. Companies found liable for committing such crimes may be subject to various sanctions, including, among others, fines ranging from two to five times the “undue” benefit that was obtained or that could have been obtained through the actions incurred in breach of this regulation. Additionally, Companies found liable may forfeit assets obtained through the illegal actions. The law became effective on March 1, 2018.

•                       Amendment to Labor Risks Law. On February 15, 2017, the Argentine congress passed Law 27,348, which amends and complements Labor Risks Law No. 24,557, or the Labor Risks Law, and aims to reduce litigation arising from accidents at work. Under the new regime, prior to filing a lawsuit resulting from work-related accidents, affected workers must go through jurisdictional medical commissions, in order to assess the impact of any accident and to assign benefits provided for under the Labor Risks Law.

•                       Productive Financing Law. On May 9, 2018, the Argentine congress passed Law No. 27,440, which amends and updates the Argentine Capital Markets Law, the Mutual Funds Law and the Argentine Negotiable Obligations Law, among others. Furthermore, the law amends certain tax provisions, including certain regulations relating to derivatives and promotes a financial inclusion program.

•                       Social Security Reform Law. On December 28, 2017 Argentine Law No. 27,426 was promulgated. The law provides for modifications to the method of calculation of increases of social security benefits. In most cases, minimum benefits will equal 82% of the minimum wage. The law also grants employees the option to maintain their employment status until the age of 70, though employees may choose to retire earlier. Male employees may retire at 65 and female employees may retire at 60.

•                       Labor Reform Draft Bill. The Macri administration announced a draft bill to reform labor and social security which was sent to the Argentine congress for debate on November 21, 2017. On November 29, 2017, the draft bill was passed by the Argentine senate, and sent to the Argentine congress the same day. The draft bill aims to improve competitiveness and efficiency of various sectors, increase employment, attract investment and reduce labor costs.

•                       Tax Rules.

•                       Pursuant to the amendment to the Personal Assets Tax Law approved by Law No. 27,480, enacted on December 5, 2018, for fiscal year 2019 the minimum taxable amount is AR$2 million. For taxpayers domiciled in Argentina, the tax rate would still be 0.25% if the aggregate amount of declared assets is between AR$2 million and AR$5 million, but it would increase to 0.5% on the excess of AR$5 million if the declared assets are of between AR$5 and AR$20 million and to 0.75% on the excess of AR$20 million if the value of informed assets is higher than AR$20 million. For individuals and entities not domiciled in Argentina, the tax rate would be maintained at 0.25%, irrespective of the value of the taxable assets.

•                       Law No. 27,430, enacted on December 27, 2017 (the “Tax Reform”), introduces important amendments to the Argentine tax system. Specifically, it introduces amendments to income tax (both at corporate and individual levels), VAT, tax procedural law, criminal tax law, social security contributions, excise tax, tax on fuels, and tax on the transfer of real estate. At a corporate level, the Tax Reform decreases the corporate income tax rate from 35% to 30% for fiscal years starting January 1, 2018 to December 31, 2019, and to 25% for fiscal years starting January 1, 2020 and onwards. The Tax Reform also establishes dividend withholding tax rates of 7% for profits accrued during fiscal years starting January 1, 2018 to December 31, 2019, and 13% for profits accrued in fiscal years starting January 1, 2020 and onwards. The new withholding rates apply to distributions made to shareholders qualifying as resident individuals or nonresidents. Even though the combined effective rate for shareholders on distributed income (corporate income tax rates plus dividend withholding rates on the after-tax profit) will be close to the prior 35% rate, this change is aimed at promoting the reinvestment of profits. Additionally, the Tax Reform repeals the “equalization tax” (i.e., 35% withholding applicable to dividends distributed in excess of the accumulated taxable income) for income accrued from January 1, 2018. The reform did not substantially modify the tax treatment set forth in Law No. 26,893 (the “Argentine Income Tax Law”) to gains recognized by nonresidents on the sale of shares, quotas or other equity participations in Argentine companies as well as “other securities” of Argentine residents. However, the reform shifted the tax liability from nonresident purchasers to nonresident sellers. Beginning January 1, 2018, when a nonresident seller sells shares or quotas in an Argentine company to a nonresident buyer, the seller must pay Argentine Income Tax on the net gain resulting from the sale, exchange or other transfer of shares and other securities issued by Argentine companies (“Capital Gains”) through its legal representative in Argentina. General

Resolution No. 4,227 establishes a payment mechanism for the Argentine Income Tax on Capital Gains pertaining to completed transactions.

•                       Limitation of Bureaucracy and Simplification. On January 11, 2018, Decree No. 27/2018, or Decree 27/2018, was published in the Argentine Official Gazette, with the objective to reduce government bureaucracy and approve new practices which reduce costs and boost competitiveness. The Decree 27/2018 modifies and simplifies regulatory frameworks related to Argentina’s National Food Safety and Quality Service (Servicio Nacional de Sanidad y Calidad Agroalimentaria) (“SENASA”), companies, transportation, trademark and patent procedures, transportation, digital signature, access to credit and work promotion.

•                       Regulation of the Modern Biotechnology Promotion and Development Law. On January 17, 2018, Decree 50/2018 regulating the Modern Biotechnology Promotion and Development Law No. 26,270 was published in the Argentine Official Gazette. With the aim of promoting the development and production of modern biotechnology in Argentina through tax benefits and other incentives, Decree 50/2018 establishes benefits that apply to qualifying beneficiaries.

•                       New Antitrust Law. On May 9, 2018, the Argentine Congress passed Law No. 27,442, which became effective on May 24, 2018. The New Antitrust Law created the National Competition Authority, a decentralized autarkic body within the Executive Branch, comprised of an Antitrust Tribunal (that has not yet been formally created as of the date of this report), the Secretariat of Instruction of Anticompetitive Behaviors, and the Secretariat of Economic Concentrations. The New Antitrust Law incorporated significant changes in merger control and anticompetitive conduct investigation procedures, and introduced leniency for the first time in antitrust practice. Among other things, the New Antitrust Law: (i) calculates all threshold amounts, fines, etc. by reference to adjustable units (which are herein referred to their equivalent in Ps. as of the date of this report); (ii) increases the threshold of the economic concentrations to be reported to Ps.2,640 million; (iii) exempts from the reporting obligation economic concentrations where the aggregate of the total assets of the target and the transaction amount does not exceed Ps.528 million, and the parties were not involved in economic concentrations in the same relevant market for an aggregate of Ps.528 million in the prior 12 months or Ps.1,584 million in the prior 36 months; (iv) increases the amount of the fines for lack of reporting to up to 0.1% of the national consolidated volume of business or up to Ps.19,800,000, per day of delay; (v) allows third parties to object economic concentrations; and (vi) provides that the following agreements constitute anticompetitive behaviors, which are presumed to cause damage to the general economic interest and, therefore, are deemed void: agreements to (a) fix the purchase or sale price of products and/or services; (b) (x) manufacture, distribute, buy or commercialize a limited amount of goods and/or (y) provide a limited number, volume or frequency of services; (c) divide, distribute or horizontally impose areas, portions or segments of the markets, clients or supply sources; or (d) establish or coordinate submissions or abstentions in public tenders. The New Antitrust Law limits fines to (i) 30% of the consolidated business in Argentina in the last fiscal year of the perpetrator’s group; (ii) the double of the economic benefit reported from the anticompetitive conduct; or (iii) if none of the foregoing is available, a maximum of Ps.5,280 million.

•                       Negotiation with the IMF. See “—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso”.

•                       Fair Trade Law. On April 22, 2019, the Argentine government enacted Decree No. 274/19 that abrogates and replaces the Fair Trade Law No. 22,802. This Decree introduces a list of behaviors that may be considered unfair, such as the abuse of economic dependence, the unfair obtaining of commercial conditions, the sale under costs and acts of discrimination. By contrast to Law 22,802, the new regime establishes that such behaviors may be sanctioned despite the lack of dominant position and damage to the general economic interest. The sanctions for violations under the Decree include, among others, fines calculated pursuant to variable units that, as of the date of this report, amount to up to Ps.200 million.

Since the primary election in August 2019, when Frente de Todos, the party led by Alberto Fernández (presidential candidate) and former president Cristina Fernández de Kirchner (vice-presidential candidate) received 47.66% of the votes compared to 32.09% received by the incumbent, President Mauricio Macri, it is uncertain who will be elected President in the October 2019 presidential election. Therefore, there remains uncertainty on the continuation of the measures and policies adopted by the Macri administration, or the changes to be adopted by a new administration led by Alberto Fernández and their impact on the economy and our business.

The fiscal, monetary and currency adjustments undertaken by the Macri administration subdued growth in the short-term. Immediately after most of the foreign exchange controls were lifted on December 10, 2015, the dismantling of the multiple exchange regime resulted in the official peso exchange rate (available only for certain types of transactions) falling in value by 40.1%, as the peso-U.S. dollar exchange rate reached Ps.13.76 to US$1.00 on December 17, 2015. As of December 2016, the Argentine peso depreciated 22.15% and as of December 2017, the Argentine peso depreciated 18.45%. During 2018, the Argentine peso has depreciated 103.83% accumulating a total depreciation of 284.84% since December 16, 2015 (immediately after most of the foreign exchange controls were lifted and dismantling of the multiple exchange regimes). Between December 31, 2018 and April 30, 2019, the Argentine peso depreciated 16.4% against the U.S. dollar. For containing the escalade of the peso-U.S. dollar exchange rate, during 2018 the Central Bank sold more than US$14 billion, reducing the Central Bank reserves; and increased the peso interest rates to more than 60%, affecting the access to domestic financing. Due to the foreign exchange crisis, in 2018 the inflation soared to 47.6% with an official estimation of 29% for 2019, while private sources predict an inflation closer to 40% for the same period; and the economic activity contracted 3.3% in 2018 and is expected to contract 1.6% in 2019.

As of the date of this report, the impact that these measures and any future measures taken by the Macri administration or the new administration beginning in December 2019 will have on the Argentine economy cannot be predicted. The proposed deregulation could be disruptive to the economy and fail to benefit, or harm, our business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy and our business, financial condition and results of operations.

The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and in turn limit our ability to access the credit and capital markets.

Between 2007 and 2014, INDEC, which is the only institution in Argentina with the statutory authority to produce official national statistics, underwent a process of institutional and methodological reforms that gave rise to a controversy with respect to the reliability of the information it produces, including inflation, GDP and unemployment data.

Reports published by the IMF and data produced by private sources has shown that between 2007 and 2014, inflation rates were considerably higher than those published by INDEC. The IMF has censured Argentina for failing to adopt remedial measures addressing the quality of official data, including inflation and GDP data, as required under the Articles of Agreement of the IMF adopted at the United Nations Monetary and Financial Conference, Bretton Woods, on July 22, 1944 (the “Articles of Agreement of the IMF”).

Between February 2014 and November 2015, INDEC established a new inflation index, known as National Urban Consumer Price Index (Índice de Precios al Consumidor Nacional Urbano) (“NUCPI”), which measured prices on goods across the country and replaced the previous index that only measured inflation in the urban sprawl of the City of Buenos Aires. Even though the new methodology brought inflation statistics closer to those estimated by private sources, material differences between the official inflation data and private estimates remained during 2015.

However, during December 2015 and January 2016, the Macri administration declared the national statistical system and INDEC to be in a state of administrative emergency through December 31, 2016 and announced that INDEC would implement certain methodological reforms and adjust certain macroeconomic statistics on the basis of these reforms. Accordingly, the publication of official data on prices, poverty, unemployment and GDP was temporarily suspended and in the interim the Macri administration released an alternative temporary CPI index based on data from the City of Buenos Aires and the province of San Luis. After implementing the methodological reforms, in June 2016, INDEC resumed its CPI publications and revised GDP data for the years 2004 through 2015. Among other adjustments, in calculating GDP for 2004, INDEC made changes to the composition of GDP that resulted in a downward adjustment of approximately 12% for that year. In calculating real GDP for subsequent years based on the revised 2004 GDP, INDEC used deflators that are consistent with its revised methodology to calculate inflation. By understating inflation in the past, INDEC had overstated growth in real terms. The adjustments made by INDEC resulted in a determination of real GDP growth for the period between 2004 and 2015 of 48.6%, as opposed to a 65% growth in real terms for the same period resulting from the information used prior to June 2016. As a consequence of these reforms, on November 9, 2016, the IMF lifted its censure on Argentina, noting that Argentina had resumed the publication of data in a manner consistent with its obligations under the Articles of Agreement of the IMF. In March 2018, the Macri administration announced a draft bill to provide INDEC with total autonomy and to transform it into an entity that will guarantee greater statistical independence of the main macroeconomic indicators. However, as of the date of this report, such draft bill has not yet been passed into law.

However, uncertainty remains as to whether official data and measurement procedures sufficiently reflect inflation in Argentina, and what effect these reforms will have on the Argentine economy. As of the date of this report, the impact that these measures and other future measures taken by the Macri administration with respect to INDEC could have on the Argentine economy and investors’ perception of the country cannot be predicted.

Continuing high inflation may have a negative effect on the Argentine economy and on our financial performance.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to foster conditions that would permit stable growth. In recent years, Argentina has confronted inflationary pressures (including the depreciation of the Argentine peso), evidenced by significantly higher fuel, energy and food prices, among other factors.

The reliability of INDEC’s statistical data between 2007 and 2015 has been called into question. However, since assuming office in December 2015, Macri’s administration temporarily suspended INDEC’s publication of price indexes and implemented a series of methodological reforms and adjustments to improve the reliability of the statistical information reported by INDEC. In the interim, INDEC released alternative temporary CPI index based on data from the City of Buenos Aires and the Province of San Luis and resumed CPI publications in June 2016. For further information, see “—The credibility of several Argentine economic indexes has been called into question, which may lead to a lack of confidence in the Argentine economy and in turn limit our ability to access the credit and capital markets.”

According to data published by INDEC, the NUCPI increased 23.9% between January and December 2014 and 11.9% between January and October 2015. In 2014, based on data from the City of Buenos Aires, the CPI increased by 34.3%. In 2015, based on data from the Province of San Luis, the CPI grew 31.6% and based on data from the City of Buenos Aires, the CPI increased by 26.9%. For the period between January and April 2016, based on data from the Province of San Luis, the CPI grew 14.08% and based on data from the City of Buenos Aires, the CPI increased by 19.10%. After implementation of the methodological reforms, INDEC reported an increase in the CPI of 16.8% between June and December 2016.

The Central Bank announced inflation target ranges for 2017 (12% to 17%), 2018 (8% to 12%), and 2019 (3.5% to 6.5%). However, CPI rose to 24.8% in 2017 and increased to 47.6% in 2018. The official estimate of CPI increase for 2019 was 29%.

On April 17, 2019 the Macri administration announced a series of economic measures to control inflation, including freezing prices for 60 basic products for at least six months, a commitment to avoid new tariff increases above those already announced and amendments to the U.S. dollar intervention zones. However, due to the devaluation of the peso, during the first eight months of 2019 inflation increased 30% and the Central Bank re-calculated the inflation estimation for 2019 to 54.9%.

INDEC also published inflation figures for the Wholesale Price Index (“WPI”). According to data published by INDEC, the WPI increased 10.6% between January and October 2015, increased 34.5% in 2016 and 18.8% in 2017. Further, INDEC reported an increase of 73.5% during 2018 and an aggregate increase of 34.4% during the first eight months of 2019.

If the reduction of the primary fiscal deficit is not maintained and the exchange rate is not stabilized, inflation rates could continue escalating and end in hyperinflation and a new economic crisis. There is uncertainty regarding the effects that the measures adopted, or that may be adopted in the future, by the Central Bank and/or the Argentine government may have in controlling inflation. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted, and our results of operations could be materially affected.

Limited access of the Federal Government and the private sector to the international capital markets could adversely affect our financial condition.

After Argentina’s 2001 sovereign default, resulting from defaulted bonds exchanges in 2005 and 2010, Argentina restructured approximately 91% of its defaulted debt that was eligible for restructuring. Holdout bondholders that declined to participate in the restructurings, however, filed lawsuits against Argentina in several countries, including the United States.

In November 2012, the United States District Court for the Southern District of New York ratified the injunction order issued on February 23, 2012, which held that Argentina had violated the pari passu clause with respect to the bondholders that had not participated in the sovereign debt swaps in 2005 and 2010, and as a consequence was required pursuant to the District Court’s ruling to pay 100% of the amounts due to the plaintiffs together with the payment of the amounts due on the next maturity date to bondholders who had participated in the debt swaps. In June 2014, the U.S. Supreme Court denied Argentina’s appeal for certiorari of the Second Circuit Court of Appeals’ ruling affirming the District Court judgment. That same month, the District Court ruled that funds should not be delivered to the holders of restructured debt in the absence of a prior agreement with the holdout bondholders. In June 2015, the U.S. Second Circuit Court of Appeals granted partial summary judgment to a group of “me-too” plaintiffs in 36 separate lawsuits, finding that Argentina violated a pari passu clause in bonds issued to the “me-too” bondholders.

In February 2016, the Macri administration reached agreements in principle with certain holdout bondholders to settle these claims, which were subject to the approval of the Argentine Congress and the lifting of the pari passu injunctions. In March 2016, after the District Court agreed to vacate the pari passu injunctions subject to certain conditions, the Argentine Congress ratified these settlement agreements through Law No. 27,249 and repealed the so-called Lock Law No. 26,017 and the Sovereign Payment Law No. 26,984, which prohibited Argentina to offer to holdout bondholders more favorable terms than those offered in the 2005 and 2010 debt swaps. In the months following the decisions, the Argentine government has reached settlement agreements with holders of a significant portion of the defaulted bonds and has repaid the majority of the holdouts creditors with the proceeds from a US$16.5 billion international offering of 3-year, 5-year, 10-year and 30-year bonds on April 22, 2016. Although the size of the claims involved decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions. Through this offering, Argentina temporarily regained access to the international capital markets.

Additionally, foreign shareholders of several Argentine companies have filed claims with ICSID, alleging that the emergency measures adopted by the Argentine government since the crisis in 2001 and 2002 differ from the just and equal treatment standards set forth in several bilateral investment treaties to which Argentina is a party. Many of these claims have been ruled against Argentina.

In January 2018, a new claim against the Argentine government was submitted by the fund “Draw Capital Partners” in New York in relation to certain interests due between 2014 and 2016. This claim has reopened discussions around Argentina’s foreign debt, despite the agreement reached by Macri’s administration to overcome the default.

Pursuant to a report issued by the Secretary of Finance of the Argentine government, as of June 2019, Argentina’s foreign debt amounted to US$337.27 billion, which represents 80.7% of Argentina’s GDP.

Holdout creditors litigation, as well as ICSID and other claims against the Argentine government, have resulted and may result in new material judgments against the government, lead to attachments of or injunctions relating to Argentina’s assets, or could bring Argentina in default of its other obligations, and such event may prevent Argentina from obtaining favorable terms or interest rates when accessing international capital markets or from accessing international financing at all. The termination of the injunctions issued by the U.S. courts preventing bondholders from receiving their interest payments on the bonds issued pursuant to the 2005 and 2010 exchange offers and the related subsequent events have paved the way for the Argentine government to regain access to the international capital markets.

However, the publication of a description of the bribes paid by Argentine businessmen to the Kirchner administration (known as the notebooks or graft scandal (escándalo de los cuadernos)), along with the strong depreciation of the Argentine peso in 2018 and the increase of the fiscal deficit and inflation, have once again limited both the Argentine government and private entities’ access to the international capital markets. All these factors can potentially have a material adverse effect on the access to international financing by the public and private sectors in Argentina.

On August 12, 2019, the day after the primaries, as a consequence of the uncertainty resulting from the outcome of the elections, were the Fernández-Fernández Frente de Todos alliance received 47.66% of the votes compared to 32.09% received by the incumbent President Mauricio Macri, the Argentine Merval Index dropped more than 37% while Argentine companies’ ADRs dropped more than 50% in many cases; and the trading price of the Argentine sovereign bonds dropped 25% on average.

The Argentine government issued local short term treasury bills to finance fiscal deficit and control the foreign exchange rate through the absorption of pesos, such as Letras del Tesoro (LETES), Letras del Tesoro Capitalizables (LECAP), Letras del Tesoro en Pesos Ajustadas por el CER (LECER) y Letras del Tesoro Atadas al Tipo de Cambio (LELINK). In August 2019, by a decree the Argentine government restructured the maturity for LETES, LECAP, LECER and LELINK without additional fees, pursuant to which the principal amount under such treasury bills held by institutional holders will be paid in installments pursuant to the following schedule: (i) 15% on the maturity date; (ii) 25% after 90 calendar days from the maturity date; and (iii) 60% after 180 calendar days from the maturity date.

In 2020 the Argentine government must make payments of about US$52 billion on sovereign debt in U.S. dollar and pesos, including about US$37 billion in foreign sovereign debt; and in 2021 the Argentine government must make payments of about US$37.1 billion on sovereign debt in U.S. dollar and pesos. Due to these payment obligations and the lack of access to additional international or multilateral private financing by the Argentine government, as of the date of this report, the country’s risk index published by JP Morgan amounted to 2,130 basis points, what represents a high uncertainty on the ability of the Argentine government to make payments due under its sovereign debt in the short and medium term. On September 19, 2019, the Federal government presented to the Argentine House of Representatives a bill authorizing the government to procure an amendment for the terms and conditions of the sovereign bonds by consent of the required majorities of holders. However, such bill has not yet been approved by the Argentine House of Representatives. If elected, candidate Alberto Fernández has indicated that a future restructuring of Argentine sovereign bonds would include only an extension of terms. There can be no assurances as to the future terms of a sovereign restructuring or whether the Argentine government will be able to achieve such restructuring.

The Argentine government’s ability to obtain additional international or multilateral private financing or direct foreign investment is limited and the failure of the Argentine government to restructure its sovereign debt payments could deepen the current economic crisis and continue limiting the access of Argentine companies, such as our Argentine subsidiaries, to the international capital markets, potentially impacting our financial condition.

An increase in export and import duties and controls may have an adverse impact on our business.

Since 2002, the Argentine government has imposed duties on the exports of various primary and manufactured products. The majority of such duties were suspended or subject to progressive reduction after the Macri administration took office. However, after the foreign exchange crisis in 2018, similar export duties were re-imposed, and additional and new export duties have been imposed in an effort to balance the Argentine government’s budget until the economy is stabilized. See “—Political developments in Argentina could adversely affect the Argentine economy—Foreign Trade Reforms.”

The government imposed the Import Monitoring System (the “SIMI”) in December 2015. Under this new system, importers are required to submit certain information electronically through the SIMI application which, once approved, will be valid for 180 calendar days.

The Argentine government has also enacted an import licensing regime that includes automatic and non-automatic licensing for imports according to the tariff codes of the goods to be imported. Automatic import licensing implies that the importer must only get through the SIMI and any other certification related to the imported goods. Non-automatic licensing implies that the authorities also have a ten-day term to either approve or reasonably reject the import license requested due to its effect on local businesses, aside from the other import requirements that the goods may have (including SIMI and certifications).

Notwithstanding the above, we cannot make assurances or predictions that there will not be further increases in the export duties or that other new export duties, taxes, quotas or restrictions will not be imposed. The imposition of new export duties, taxes, quotas or restrictions or a significant increase in existing export duties or the application of export quotas or the imposition of regimes that aim to restrict or control imports and exports could adversely affect our financial condition or results of operations.

The implementation of exchange controls and restrictions on capital inflows and outflows could limit the availability of international credit, adversely affecting the Argentine economy, and, as a result, our financial condition and results of operations.

Starting in 2001, and increasingly from 2011 until President Macri assumed office in December 2015, the Argentine government increased foreign exchange controls. Together with regulations established in 2012 that subjected certain foreign exchange transactions to prior approval by the Argentine tax authorities or the Central Bank, the measures taken by the previous administration significantly curtailed access to the foreign exchange market by Argentine and non-Argentine individuals and private sector entities. In response, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differed substantially from the official peso-U.S. dollar exchange rate.

In the past, the Argentine government also imposed informal restrictions, such as limitations on the ability of certain local companies and individuals to purchase foreign currency. These restrictions on foreign currency purchases started in October 2011 and tightened during 2012 through 2014 until the end of 2015. Informal restrictions may consist of de facto measures restricting local residents and companies from purchasing foreign currency through the foreign exchange market to make payments abroad, such as dividends, capital reductions, and payment for importation of goods and services.

Exchange controls which were in place in the previous administration affected the level of international reserves deposited with the Central Bank, which significantly decreased from US$47.4 billion as of November 1, 2011 to US$25.6 billion (Ps.332.9 billion) as of December 31, 2015, resulting in a reduced capacity of the Argentine government to intervene in the foreign exchange market and to provide access to such markets to private sector entities like our Argentine subsidiaries. As of December 31, 2017, the level of international reserves deposited with the Central Bank was US$55.1 billion; as of December 31, 2018, US$65.7 billion and US$48.703 as of September 30, 2019. Notwithstanding the measures adopted by the new administration, in the future the Argentine government could otherwise reduce the level of international reserves deposited with the Central Bank, which could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth.

In order to control the foreign exchange crisis that began in 2018, in October 2018 the Central Bank defined zones of foreign exchange intervention and non-intervention (See “—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso”) and in September 1, 2019 restated foreign exchange restrictions until December 31, 2019. Such controls include the requirement of prior Central Bank approval for access to the MULC for the purchase of foreign currency for portfolio investment purposes by legal entities, prepayment of foreign debts and distribution of dividends, among others (See “Item 10. Additional Information—D. Exchange Controls”).

In the future, the Argentine government could maintain the current foreign other exchange controls or even increase them by the imposition of additional purchase and/or transfer restrictions, repatriation obligations, mandatory deposits and the adoption of other measures in response to capital flight or a continued significant depreciation of the Argentine peso, all of which could limit our ability to access the international capital markets. Such measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth, which, in turn, could impair the ability of our Argentine subsidiaries to make dividend payments and adversely affect our business and results of operations.

The Argentine government may order salary increases for employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

In the past, the Argentine government has passed laws, regulations and decrees requiring companies in the private sector to increase wages and provide specified benefits to employees and may do so again in the future. In September 2014, the minimum salary was Ps.4,400 and the Argentine government increased it to Ps.4,716 in January 2015, to Ps.5,588 in August 2015, to Ps.6,060 in January 2016, to Ps.6,810 in June 2016, to Ps.7,560 in September 2016, to Ps.8,860 in September 2017 and to Ps.11,300 in December 2018. Recently, the Argentine government has also approved additional increases of the minimum salary to Ps.14,125 as of August 2019, to Ps.15,625 as of September 2019 and to Ps.16,875 as of October 2019. Argentine employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. Due to the high levels of inflation, employees and labor organizations are demanding significant wage increases. Recently, the INDEC published data regarding the evolution of salaries in the private and public sectors, which reflects a salary increase in the private and public sectors, respectively, of 32.91% and 32.58% between November 2015 and December 2016, 26.7% and 25.26% between January 2017 and December 2017 and 28.3% and 27.2% between January 2018 and November 2018. From January to July 2019, salaries increased by 26.1%. However, due to high levels of inflation, employers in both the public and private sectors have historically experienced, and currently are experiencing, significant pressure from unions and their employees to further increase salaries. In 2019, different unions requested salary increases to further compensate for the inflation of 2018, as well as quarterly and monthly revisions during 2019. For example, oil industry workers obtained a salary increase of 28% for 2019 plus a 14.7% additional compensation for 2018, while the commerce employees’ union is demanding a 50% increase for 2019. In addition, on November 12, 2018, the Argentine government issued a decree imposing the payment of an extraordinary non-remunerative bonus of AR$5,000 to all workers in the private sector, to be paid in two installments in December 2018 and February 2019. On September 25, 2019, the Argentine government issued a decree imposing another payment of an extraordinary non-remuneratory bonus of AR$5,000 to all workers in the private sector, to be paid in October 2019 or as determined by each union. This bonus and similar salary increases and additional payments could also have an effect on inflation, and, if, as a result of such measures and demands, future salary increases in the Argentine peso exceed the pace of the devaluation of the Argentine peso, this could have a material and adverse effect on our costs and business, results of operations and financial condition.

Current investigations with respect to the involvement of politicians and several construction companies in the so-called Notebooks Investigation (“Escándalo de los Cuadernos”), may have a material adverse effect on our ability to access international financing.

As of the date of this report, the Office of the Argentine Federal Prosecutor is conducting several investigations, which are ongoing, into allegations of money laundering and bribery of public officials. The largest of these investigations relates to Los Cuadernos de las Coimas, or the Notebooks Investigation. This investigation relates to notebooks kept by a driver who worked for public officials during the Kirchner Administration. The notebooks allegedly document a widespread corruption scheme involving illegal cash payments by businessmen to government officials in order to win government contracts.

As a result of these investigations, several businessmen (including construction company executives) and former public officials have been detained and prosecuted, including the former president of Argentina, Mrs. Cristina Fernández de Kirchner, who was prosecuted for illicit association.

The Notebooks Investigation and other subsequent investigations has adversely affected the access of the government and private companies to local and international financing. We cannot predict what impact these investigations might have or what other measures may be adopted by the courts, the current administration or any future administration, each of which may adversely affect our business, financial condition and the results of our operations.

The disposition or sale of BIOX shares and/or BIOX warrants may be subject to taxation in Argentina.

According to amendments to the Argentine Income Tax Law through the Tax Reform on December 27, 2017, gains realized from the indirect sale or disposal of assets located in Argentina, including shares or other equity participations in Argentine companies by an entity or individual not resident in Argentina (“Non-Argentine Resident”) are taxable under certain conditions, as if a direct sale took place (the “Tax on Indirect Sales”).

The Tax Reform created a presumption of income from Argentine source on the sale or disposition by Non-Argentine Residents of shares and participations (or rights to receive such shares or participations) in foreign entities whose underlying assets are fully or partially located in Argentina, as long as the following conditions are met:

•                       At least thirty percent of the value of the shares, participations or rights of the foreign entity, at the time of sale or in any of the 12 previous months, derives from assets that the entity owns directly or indirectly in Argentina. For this purpose, such Argentine assets or rights will be valued at their fair market value and will include, among others, shares or other forms of ownership, control or participation in the profits of a company incorporated in Argentina; and

•                       The securities or rights of the foreign entity being sold or disposed represent, at least, ten percent of the equity of that entity, at the time of their disposal or in any of the 12 previous months. For purposes of this calculation, ownership of related entities, spouses and other relatives must be considered jointly.

•                       The relevant shares and participations in the foreign entity have been acquired on or after January 1, 2018.

In case the Tax on Indirect Sales applies, the Argentine source gain (the acquisition cost may be adjusted by inflation) on which the Tax on Indirect Sales will be calculated is a proportion to the value of the Argentine assets held by the foreign entity with respect to the total value of the securities or rights being transferred.

The Tax on Indirect Sales is levied at a 15% rate on the net capital gain (the acquisition cost may be adjusted by inflation), or at a 13.5% effective rate on the gross price and should be paid to the Argentine tax authorities if (i) the buyer or acquirer is an Argentine corporate entity (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) (“Argentine Entity”) or an Argentine resident individual (“Argentine Resident”), by the Argentine Entity or Argentine Resident, who will act as withholding agent, or (ii) none of the parties are Argentine Entities or Residents, by the seller or transferor or its legal representative in Argentina, if any. However, such rates may be reduced if a Treaty to Avoid Double Taxation were applicable to Bioceres LLC. If the Tax on Indirect Sales becomes applicable and the tax is applied on a net basis, pursuant to current income tax rules, the acquisition cost may be adjusted by the CPI to calculate the net capital gain.

Argentine Income Tax Law sets forth that the tax on Indirect Sales does not apply to transfers made within the same economic group. Pursuant to regulations issued by the Argentine Ministry of Economy, transfers within the same economic group would take place when the seller or sellers participate or participates, directly or indirectly, in at least 80% of the transferee’s capital, or vice versa, or when one or more entities participate, directly or indirectly, in at least 80% of the transferor’s and transferee’s capital, and such participations have been held for at least two years prior to the transfer.

The payment of the In-Kind Consideration under the Rizobacter Call Option may be subject to taxation in Argentina.

The BIOX shares delivered to Grantors in connection with the payment of the In-Kind Consideration under the Rizobacter Call Option would be subject to the Tax on Indirect Sales at the level of the Company, levied on the gain resulting from the difference between the BIOX shares’ tax basis (acquisition cost, equal to the redemption price of such shares) and the value received by the Company in connection with the payment of the In-Kind Consideration. Any resulting Tax on Indirect Sales would be calculated on the proportion of the value that the Argentine assets represent with respect to the total value of the BIOX shares delivered and should be paid to the Argentine tax authorities by our legal representative in Argentina. However, to the extent that the value received by the Company in connection with the delivery of the BIOX shares and satisfaction of the In-Kind Consideration equals the redemption price of such shares, and as a result equals the acquisition costs, there would be no tax basis for the Tax on Indirect Sales.

In addition, satisfaction of the In-Kind Consideration under the Rizobacter Call Option would be deemed a sale of the BIOX shares by RASA Holding to the Grantors subject to the Tax on Indirect Sales at the level of RASA Holding. Any resulting Tax on Indirect Sales would be calculated on the proportion of the value that the Argentine assets represent with respect to the total value of the BIOX shares delivered and should be paid to the Argentine tax authorities by RASA Holding’s legal representative in Argentina. However, to the extent that RASA Holding’s acquisition cost was equal to the value at which the BIOX shares were delivered in satisfaction of the In-Kind Consideration, there would be no tax basis for the Tax on Indirect Sales.

The holding of Argentine companies’ equity by Non-Argentine Residents and dividend distributions from Argentine Entities to Non-Argentine Residents may be subject to taxation in Argentina.

Non-Argentine residents are subject to Argentine personal assets tax for holding shares and other equity participations in Argentine companies as of December 31st of each year at a rate of 0.25%, which is levied on the proportional net worth value (valor patrimonial proporcional) of the shares arising from the last balance sheet. Argentine companies are obliged to pay the tax on behalf of their Non-Argentine Resident shareholders, partners or owners and are entitled to seek reimbursement from them.

As a result of the Tax Reform, dividends from profits obtained by Argentine Entities during fiscal years beginning on or after January 1, 2018 and up to December 31, 2019, paid to Non-Argentine Residents are subject to income tax withholding at a rate of 7% on the amount of dividends paid levied, which rate is increased to 13% for profits obtained during fiscal years beginning on or after January 1, 2020. The 13% domestic rate may be reduced by application of tax treaties signed by Argentina.

We cannot predict the full impact that the application of these taxes would have on Bioceres Crop Solutions, which is not an Argentine company, BCS Holding and their other Non-Argentine Resident subsidiaries in connection with their holding of shares and equity in Argentine companies.

Risks Related to Our Securities

There can be no assurance that we will be able to comply with the continued listing standards of the NYSE American.

Our ordinary shares and public warrants are currently listed on the NYSE American (the “NYSE”). Our continued eligibility for listing may depend on, among other things, the amount of “public float” (equity held by non-affiliates). If the NYSE delists BIOX shares from trading on its exchange for failure to meet the listing standards, BIOX shareholders could face significant material adverse consequences including:

•                       a limited availability of market quotations for BIOX’s securities;

•                       reduced liquidity and in ability to sell BIOX’s securities;

•                       a determination that BIOX shares is a “penny stock” which will require brokers trading in BIOX share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for BIOX’s securities;

•                       a limited amount of news and analyst coverage; and

•                       a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our ordinary shares and public warrants are listed on the NYSE or another national securities exchange, they are covered securities. If our securities were no longer listed on NYSE, they would not be covered securities and we would be subject to regulation in each state in which we offer securities.

A significant portion of our ordinary shares following the business combination are restricted from immediate resale, but may be sold into the market in the future. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares.

The initial shareholders of UAC have agreed not to transfer, assign or sell any of their shares until the earlier to occur of: (A) one year after the completion of the business combination or (B) the date on which the closing price of our ordinary shares equals or exceeds US$12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalization) for any 20 trading days within any 30-trading day period commencing 150 days after a business combination, or earlier if, subsequent to a business combination, we complete a liquidation, merger, share exchange or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property.

In addition, in connection with the execution Exchange Agreement, UAC and Bioceres, Inc. entered into the Lock-up Agreement, pursuant to which Bioceres, Inc. may not transfer the UAC shares received as consideration in the business combination under terms that are consistent with the lock-up arrangements described above. As restrictions on resale end, the market price of our ordinary shares could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

The exercise of outstanding warrants would increase the number of shares eligible for future resale in the public market and result in dilution to shareholders.

UAC issued public warrants to purchase 11,500,000 ordinary shares as part of its IPO and private warrants to purchase 5,200,000 ordinary shares. Each public and private warrant became exercisable upon the completion of the business combination and will expire on the fifth anniversary of the completion of the business combination. Pursuant to the terms of the warrant agreement, on May 31, 2019, we filed a registration statement on Form F-1 for the registration, under the Securities Act of 1933, as amended (the “Securities Act”), of the ordinary shares issuable upon exercise of the warrants and ordinary shares held by certain of our shareholders.  The registration was declared effective on July 31, 2019.  We will use our best efforts to maintain the effectiveness of such registration statement and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. In addition, 7,500,000 warrants have been issued in connection with the business combination. The potential for the issuance of a substantial number of additional shares upon exercise of these warrants will result in dilution to the then existing holders of our ordinary shares and increase the number of ordinary shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

There is no guarantee that the public warrants will ever be in the money, and they may expire worthless.

The exercise price for BIOX warrants is US$11.50 per whole ordinary share. There is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless.

We are a “controlled company” within the meaning of NYSE rules and, as a result, qualify for exemptions from certain corporate governance requirements.

Bioceres S.A. controls, directly or indirectly, a majority of the voting power of our outstanding shares. Under NYSE rules, a listed company of which more than 50.0% of the voting power for the election of directors is held by any person or group of persons acting together is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including the requirement (i) that a majority of the board of directors consist of independent directors, as defined under the NYSE rules and (ii) to have a compensation committee and a nominating and governance committee. We have decided to be treated as a “controlled company” and, even though three members of our Board of Directors and a majority of the members of our compensation committee and our nominating and governance committee (that we chose to establish) consists of independent directors, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Bioceres S.A. controls us, and its interests may conflict with yours in the future.

Bioceres S.A. currently indirectly owns 74.7% of Bioceres Crop Solutions. As a result of this voting control, Bioceres S.A. will effectively be able to determine the outcome of all matters requiring shareholder approval, including, but not limited to, the election and removal of directors (subject to any contractual designation rights), as well as other matters of corporate or management policy (such as potential mergers or acquisitions, payment of dividends, asset sales, and amendments to organizational documents). This concentration of ownership may delay or deter possible changes in control and limit the liquidity of the trading market for BIOX shares, which may reduce the value of an investment such shares. This voting control could also deprive shareholders of an opportunity to receive a premium for their shares as part of a potential sale of Bioceres Crop Solutions. So long as Bioceres S.A. and its affiliates continue to own a significant amount of Bioceres Crop Solutions’ voting power, they may continue to be able to strongly influence or effectively control its decisions. The interests of Bioceres S.A. and its affiliates may not coincide with the interests of other holders of BIOX shares.

The price of our securities may fluctuate.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment.  If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include, among others:

•                       actual or anticipated fluctuations in our interim financial results or the interim financial results of companies perceived to be similar to us;

•                       changes in the market’s expectations about our operating results;

•                       the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•                       speculation in the press or in the investment community;

•                       success of competitors;

•                       the operating results failing to meet the expectation of securities analysts or investors in a particular period;

•                       changes in financial estimates and recommendations by securities analysts concerning our securities or the market in general;

•                       operating and stock price performance of other companies that investors deem comparable to the Company;

•                       our ability to market new and enhanced products on a timely basis;

•                       changes in laws and regulations affecting our business;

•                       commencement of, or involvement in, litigation involving us;

•                       changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•                       the volume of our ordinary shares available for public sale;

•                       any major change in our Board of Directors or management;

•                       sales of substantial amounts of our ordinary shares by our directors, officers or significant shareholders or the perception that such sales could occur; and

•                       general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and the NYSE have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to the Company could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

If securities or industry analysts do not publish or cease publishing research or reports about BIOX, its business, or its market, or if they change their recommendations regarding BIOX ordinary shares adversely, then the price and trading volume of BIOX ordinary shares could decline.

The trading market for BIOX ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of BIOX, BIOX’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover BIOX change their recommendation regarding BIOX’s shares adversely, or provide more favorable relative recommendations about BIOX’s competitors, the price of BIOX ordinary shares would likely decline. If any analyst who may cover the Company were to cease coverage of the Company or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause our ordinary share price or trading volume to decline.

We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least a majority of the then outstanding warrants.

Our public warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Union. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision. The warrant agreement requires the approval by the holders of at least a majority of the then outstanding warrants (including the private warrants) in order to make any change that adversely affects the interests of the registered holders. Accordingly, we would need approval from the holders of only 3,150,001, or 27.4%, of the public warrants to amend the terms of the warrants (assuming the holders of the private placement warrants voted in favor of such amendment).

We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of US$0.01 per warrant, provided that the last reported sales price of the ordinary shares equals or exceeds US$18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within a 30 trading-day period ending on the third business day prior to proper notice of such redemption, provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants, we have an effective registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force you (i) to exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your warrants.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

The Company is an exempted company incorporated under the laws of the Cayman Islands and a majority of our officers and directors are residents of jurisdictions outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association (the “Articles”), the Cayman Islands Companies Law (2018 Revision) (as the same may be supplemented or amended from time to time) or the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from statutes or judicial precedent in some jurisdictions in the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

We have been advised by our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

We are an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we  will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of UAC’s IPO, (b) in which we have total annual gross revenue of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our outstanding shares that are held by non-affiliates exceeds US$700 million as of the prior June 30, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three year period. As an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, we have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. We cannot predict if investors will find our securities less attractive because we may rely on these provisions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and our share price may be more volatile.

As a foreign private issuer, we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to our shareholders than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer, we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. We are also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act. As a result, our shareholders may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

We do not intend to pay any dividends on our ordinary shares at this time.

We have not paid any cash dividends on our ordinary shares to date. The payment of cash dividends on our ordinary shares in the future will be dependent upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors and shareholders may deem relevant. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our Board of Directors does not anticipate declaring any dividends on our ordinary shares in the foreseeable future. As a result, any gain you will realize on our ordinary shares will result solely from the appreciation of such shares.

We may issue additional securities in the future, which may result in dilution to our shareholders.

We are not restricted from issuing additional ordinary shares or securities convertible into or exchangeable for ordinary shares. Because we may need to raise additional capital in the future to operate and/or expand our business, we may conduct additional equity offerings. To the extent our outstanding options and warrants are exercised or we conduct additional equity offerings, additional ordinary shares will be issued, which may result in dilution to our shareholders. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

ITEM 4.                                                INFORMATION ON THE COMPANY

A.                 History and Development of the Company

General Overview

We are a fully-integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To achieve this, we create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. We have a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Along with our HB4® — drought tolerant seed technology program, we also bring digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. See “—B. Business Overview—Our Business Model”. Our headquarters and primary operations are based in Argentina, which is our key end-market as well as one of the largest markets globally for GM crops. Our controlling shareholder, Bioceres S.A., leverages its relationship with its shareholders, many of whom are agricultural leaders and key participants in our end-markets, to increase adoption of our products and technologies. In 2016, we raised capital through financing from strategic investors such as Monsanto and BAF Capital, which we believe represents validation of our business model as well as endorsement of our products.

As of June 30, 2019, we owned or licensed 399 registered products and we owned or licensed, either exclusively or non-exclusively, 211 patents and patent applications. In some instances, our licenses are limited in terms of duration, geography and/or field of use. In the year ended June 30, 2019, we distributed over 19.1 million doses of inoculants and packs, 6.2 million liters of adjuvants, 11.1 tons of high value fertilizers as well as other agricultural inputs, and in the year ended June 30, 2018, we distributed over 13.5 million doses of inoculants and packs, 7.5 million liters of adjuvants, 6.4 tons of high value fertilizers as well as other agricultural inputs across more than 25 countries, including Argentina, Brazil, Paraguay, India, United States, Uruguay, Germany, South Africa among others. Our pipeline of products includes fertilizers, inoculants, adjuvants, crop protection solutions and seeds. Our total revenue, net loss and Adjusted EBITDA for the year ended June 30, 2019 were US$160.6 million, US$16.4 million and US$41.3 million, respectively. Adjusted EBITDA is a non-IFRS financial measure. Net loss is the most directly comparable measure calculated in accordance with IFRS. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” for information regarding our use of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

Taking into account our acquisition of Rizobacter in October 2016, we have a combined experience of 42 years and we have established a leadership position in sourcing, development, production and sales of biological products for some of the most globally prolific crops, including soy, corn, wheat and alfalfa. We sell our products through a 90-person sales and marketing team and enjoy exceptional access to the end-user grower as a result of: (i) our strategic alliances with global leaders, such as Syngenta, Valent Biosciences, Dow AgroSciences, Don Mario and TMG; (ii) the shareholders of our Parent, who collectively control significant agricultural land; and (iii) our longstanding relationships with dealers and distributors. Our customers include global blue-chip companies and industry leaders, large distributors, co-ops and dealers, as well as growers.

Our leading infrastructure, the success of our platform and commanding presence in our key markets have made us the effective flagship agricultural solutions provider, as well as the natural partner for global conglomerates, in South America.

Our History

Our Company, Bioceres Crop Solutions Corp, is a Cayman Islands exempted company incorporated on November 14, 2017. Our principal executive offices are located at Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina. Our telephone number at that address is +54 341 486-1100. The address of our registered office in the Cayman Islands is P.O. Box 309, Ugland House, George Town, Grand Cayman E9 KY1-1104. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street,

10th Floor, New York, NY 10016. For details relating to the business combination, see “Introductory Note and Presentation of Financial and Other Information—Introductory Note.”

Our parent company, Bioceres S.A. (the “Parent”), was founded in 2001 by a leading group of growers in Argentina to address the demand for higher crop yield and productivity in a sustainable and environmentally conscious way. Since our founding, we have developed one of the leading fully integrated biotechnology platforms of its kind to source, validate, develop and commercialize agricultural technologies and products. We have strategically targeted some of the most globally prolific crops, namely, soy, wheat, alfalfa and corn, in one of the largest geographies for GM plants on a global scale.

In order to bring our products to market in an efficient and cost-effective manner, we have established multiple joint ventures, formed non-joint venture collaborations and created and acquired multiple companies. Our joint ventures include partnerships with important industry participants, such as Florimond Desprez, De Sangosse and Arcadia Biosciences. Some of our non-joint venture collaborations include those with Dow AgroSciences, Momentive, Syngenta and Forage Genetics, among others. Of the companies we have acquired, the most significant was our October 2016 acquisition of the controlling stake in Rizobacter S.A., a global leader in biological products and a pioneer in liquid inoculants.

On March 14, 2019, Union consummated the previously announced business combination pursuant to the Exchange Agreement, and prior to that date, the Reorganization also took place.  In addition, concurrently with the consummation of the business combination on March 14, 2019, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. In addition to its market leading position in biological products, Rizobacter offers fertilizers, professional seed treatment services and tolling or formulation services.

As a result of the business combination and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the business combination, Union changed its name to Bioceres Crop Solutions Corp, and our ordinary shares and public warrants started trading on the NYSE American.

The graph below sets forth our history and track record of innovation through joint ventures and acquisitions:

Note:

(1)              Bioceres, through its subsidiary RASA Holding LLC, exercised the Rizobacter Call Option for additional 29.99% of common stock of Rizobacter upon the consummation of the business combination.

B.                 Business Overview

Our Operational and Organizational Structure

Bioceres’ principal executive offices are located in Rosario, Argentina. Our main manufacturing and distribution facilities are located in Pergamino, Argentina. Our manufacturing facilities include an approximately 1.05-million-gallon formulation plant, an approximately 24,000-gallon fermentation plant as well as packaging and logistics operations with over 375,000 square feet of warehouse space. In June 2016, we inaugurated our new 250,000-square foot fertilizer facility as part of our joint venture with De Sangosse.

We test and conduct trial runs of our key technologies at our main field station located in Pergamino, Argentina, which also has processing capabilities for foundation seed. We also operate facilities in Brazil and Paraguay and have sales offices or representatives in nine countries. We believe that we will continue to grow our dominant position in Argentina and that our leadership position will continue to attract interest in partnerships from global industry leaders seeking to develop and commercialize high-value crop productivity solutions in the large and attractive Argentine and South American markets. As of June 30, 2019, we had 409 full-time employees.

The following table identifies our main subsidiaries and affiliates as of June 30, 2019:

Name	Country of Incorporation	Ownership Interest	Voting Interest
BCS Holding Inc.	USA	100%	100%
Rasa Holding LLC	USA	100%	100%
Bioceres Semillas S.A.	Argentina	100%	100%

Name	Country of Incorporation	Ownership Interest	Voting Interest
Verdeca LLC	USA	50%	50%
Trigall Genetics S.A.	Uruguay	50%	50%
Rizobacter S.A.	Argentina	80%	80%
BCS Argentina S.A. (formerly Semya S.A.)	Argentina	100%	100%
Synertech Industrias S.A.	Argentina	50%	50%
Indrasa S.A.	Argentina	35%	35%

Technology Sourcing

We have a right of first refusal agreement with INDEAR, our Parent’s technology sourcing and product development subsidiary, for any technology INDEAR develops or sources concerning crop productivity. Through such arrangement with INDEAR, we source and validate promising early stage technologies, which are usually financed through public grants and/or other capital efficient sources and thereby mitigate the associated high financial risks associated with such early stage discoveries.

Product Development Partnering

We focus on collaborating with strategic partners and creating joint ventures to develop validated technologies and to bring these products to market. We further reduce our financial burden and risk from product development activities while also increasing our ability to develop multiple products. The following joint ventures currently support this initiative:

•                       Verdeca, our U.S.-based joint venture, was created to develop and bring soybean varieties with next-generation agricultural technologies to market.

•                       Trigall Genetics, our Uruguay-based joint venture that focuses on developing and commercializing conventional and next-generation biotechnology wheat varieties for the South American market.

•                       Semya, an intra-company joint venture with Rizobacter, is dedicated to the EcoSeed initiative and focuses on researching and developing seed treatments as well as agricultural biological input applications for soybean, wheat and alfalfa markets.

Production and Market Access

We focus on leveraging our shareholder base of leading South American growers as well as proprietary sales channels for direct access to end consumers. By establishing multiple pathways to markets, we maximize our market reach and rate of technology adoption. We currently have over 300 products and licenses. The following subsidiaries support this initiative, certain of which match our investments on a dollar-for-dollar basis:

•                       Rizobacter, a global leader in biological products and Argentina’s leading provider of bio-based solutions for the agricultural sector with a strong focus on crop nutrition and protection solutions. Rizobacter has nine subsidiaries around the world, as follows: Rizobacter do Brasil LTD., Rizobacter del Paraguay S.A, Rizobacter Uruguay S.A., Comercializadora Agropecuaria Rizobacter de Bolivia S.A., Rizobacter de Colombia S.A.S., Rizobacter India PVT Ltd, Rizobacter USA LLC., Rizobacter South Africa PTY LTD. and Rizobacter France SAS.

•                       Bioceres Semillas, our sales channel for seeds, with a primary crop focus on wheat and soybean.

•                       Synertech, which was formed in partnership with De Sangosse with the goal of producing and commercializing micro-beaded fertilizers.

Joint Ventures and Key Collaborators

Some of our main projects are conducted through joint ventures and key collaborations. The form of the collaborations depends on the nature and stage of development of the particular product candidate. We participate in joint ventures to develop certain technologies and to maintain a diverse pipeline of products. When a joint venture successfully develops a product, we integrate such product into our commercial offering and license the technology to third-party channels through the joint-venture vehicle. We engage in non-joint venture collaborations to develop a single or otherwise limited product opportunity. We generate revenue from our non-joint venture collaborations primarily by licensing our technology for inclusion in end products, or for the use of our technologies in industrial processes. Finally, we have relationships with third parties who have product development capabilities or market presence outside of our core geographies or crops, to whom we license our technologies. For our corporate chart, see “—Our Operational and Organizational Structure.”

Joint Ventures and Unconsolidated Entities

Verdeca LLC

In February 2012, we formed a joint venture with Arcadia Biosciences. The resulting joint venture, in which we have a 50% equity interest, Verdeca, is engaged in the development and deregulation of soybean traits.

Our joint venture agreement provides for each of the joint venture partners to license our trait technologies to Verdeca for use in soybeans. Accordingly, we have agreed to grant an exclusive, worldwide, sublicensable license to Verdeca for our technologies, including HB4, for use in soybeans. The first product in the Verdeca pipeline is our HB4 trait.

In April 2015, Verdeca entered into an agreement with Dow AgroSciences to develop and commercialize innovative traits in soybeans.

Trigall Genetics S.A.

In December 2013, we formed a joint venture in Uruguay with Florimond Desprez. The resulting joint venture, Trigall Genetics, in which we have a 50% equity interest, is engaged in the development and deregulation of conventional and GM wheat varieties in Latin America. The first products in the Trigall Genetics pipeline are conventional wheat varieties that will be sold through Bioceres Semillas, as well as through other Trigall Genetics licensees. Our first GM product is our HB4 trait, which is now in the advanced deregulation phase of development in Argentina and Uruguay and will be licensed in Trigall Genetics finished wheat varieties.

Synertech Industrias S.A.

Synertech, acquired as part of the Rizobacter Acquisition in 2016, was formed by Rizobacter in partnership with De Sangosse for production and commercialization of micro-beaded fertilizers. Rizobacter, together with De Sangosse, operates its own production plant for Synertech in Pergamino with a capacity to produce 50,000 tons of micro-beaded fertilizers annually.

Non-Joint Venture Collaborations

We principally engage in strategic non-joint venture collaborations for product development or with academic entities and internationally recognized research institutions with whom we collaborate in pre-competitive technology sourcing and early-stage research. We pay a percentage of profits to our non-joint venture collaborators according to the stage of development of the technology. In earlier stages, during which our R&D costs are relatively low, we pay a comparatively higher percentage of profits, while in later stages of development, during which our costs are relatively high, we pay a comparatively lower percentage of profits. Our collaborations that focus on product development are primarily driven by our commercial interest in a particular product that we hope to research and develop on a preliminary basis before including in our pipeline of products. Examples of our most important collaborations of this nature include: Monsanto Company and

Forage Genetics International for the deregulation of HarvXtra™ Alfalfa with Roundup Ready® Technology in Argentina; DBN Biotechnology Center of China for the development of crop protection technologies for soybean varieties; Eagle Seeds & Biotech Ltd. for breeding and field testing of conventional soybean varieties in India; and Sensako Pty Ltd. for field testing of soybean varieties in South Africa.

Rizobacter has a strategic alliance with Syngenta, one of the leading global companies in the research, development, production, marketing and sale of seed treatment products and solutions. Syngenta installed their Seed Care Institute in Rizobacter’s principal facility located in Pergamino for the research, development, production, marketing and sale of Syngenta’s seed treatment products and solutions in Argentina, including Maxim Integral, Maxim Evolution, Suren Plus, Rizopack® 420 Hc, Ekey Top, Funcion Pack and Cruiser Pack.

Rizobacter also engages in a strategic partnership with Momentive for the distribution and commercialization of Momentive’s well-known silicone spray adjuvant, Silwet, in Argentina, Bolivia, Uruguay, Mexico and Paraguay. Rizobacter additionally partners with Valent Biosciences, a global leader in developing, registering, manufacturing and commercializing biorational products in the areas of public health, forestry, crop protection, plant health, plant growth regulation and post-harvest treatments, focusing on the development, marketing and distribution of next generation inoculant technologies and products in the United States, Argentina, Canada, Mexico and Brazil.

Our collaborations that focus on technology sourcing are primarily driven by our ability to accelerate, in a capital-efficient manner, the development of promising technology discovered by internationally recognized scientific groups or institutions. Examples of our most important collaborations of this nature include: CONICET and the National University of the Litoral in the creation of seed traits with a focus on transcription factors for the development of drought-tolerant transgenic plants, including the grant to us of partial ownership of the HB4 patent families; Phytogene Pty Ltd., a wholly-owned subsidiary of Agriculture Victoria Services Pty Ltd., for the development of multiple gene leads in forages and other crops; and the University of Illinois in accessing herbicide tolerance technology for use in the fields of soybeans and alfalfa.

For non-joint venture collaborations, we pay a percentage of profits to our collaborators according to the stage of development of the technology. In earlier stages, when our R&D costs are relatively low, we pay a comparatively higher percentage of profits while in later stages of development, when our costs are relatively high, we pay a comparatively lower percentage of profits.

Third-Party Channels

We license our technologies to third parties with whom have product development capabilities or market presence outside of our core geographic area and with whom we have developed and maintained strong relationships. For example, through Verdeca, we entered into a series of agreements with GDM Seeds (Grupo Don Mario) for the licensing of our biotechnology related to soy and have granted various licenses to TMG for our biotechnology related to soy in Brazil, Paraguay and Uruguay.

Significant Transactions

In addition to the business combination, we have concluded the following two transactions of significance to our business model and trajectory:

Rizobacter Acquisition

On October 19, 2016, RASA Holding, our subsidiary incorporated in Delaware, acquired 20,004,000 shares of Rizobacter, an Argentine company located in Pergamino, Province of Buenos Aires, representing 50.01% of the outstanding capital stock (the “Rizobacter Acquisition”). The total purchase price was US$57.3 million, of which US$42 million was paid in cash on the date of acquisition and the remainder was agreed to be paid through financing and is guaranteed by the Parent. In addition, a contingent payment of US$17.3 million may be payable by the Parent to certain of the selling shareholders of Rizobacter subject to precautionary measures and associated ongoing litigation. See “Item 8. Financial Information—A. Consolidated Statements and other

Financial Information—Legal Proceedings—Contingent Fee Payment of US$17.3 Million Related to Precautionary Measure (Medidas Cautelares) in Connection with Rizobacter Acquisition.” The acquisition of Rizobacter was approved by the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia or CNDC) on August 25, 2017.

Furthermore, on October 22, 2018, RASA Holdings, our wholly owned subsidiary, entered into the Rizobacter Call Option Agreement.  On March 14, 2019, we exercised the Rizobacter Call Option to acquire an additional 29.99% of the capital stock of Rizobacter.

With 42 years of history, Rizobacter, which we acquired in 2016, has developed a leading global position in biological products and a leading ag-input channel for high-value products in Argentina and neighboring countries. Prior to the Rizobacter Acquisition, we developed a partnership relationship with Rizobacter through jointly-owned Semya, a product development initiative focused on identifying customized seed treatments for our EcoSeed products. The Rizobacter Acquisition has allowed us to combine Rizobacter’s experience in microbials with our pre-existing pipeline of germplasm and trait assets and provides us a unique position on biological assets for key row crops, which represent one of the most difficult sets of assets to develop within the ag-input value chain, resulting in one of the highest-value segments within the sector. Additionally, Rizobacter’s 40-year commercial history in the ag-input market provides a unique platform that facilitates the launch of new products and the continued development of our pipeline of innovations.

Monsanto-Led Investment

In April 2016, our Parent entered into a convertible loan agreement with Monsanto (through Monsanto Argentina, S.R.L.) and BAF, as a financial investor, pursuant to which promissory notes were issued granting Monsanto and BAF participation rights to subscribe to a total nominal value of US$17.55 million of our Parent’s shares in a future qualified or non-qualified financing and received US$15 million net proceeds, after applying a 17% subscription discount. In March 2018, 2,218,710 ordinary shares of our Parent were issued to Monsanto and BAF, which terminated and released all of our debt obligations under the convertible loan agreement, as well as the related promissory notes and the related participation rights agreements.

Monsanto is a global leader in seed biotechnology and other crop productivity solutions. We believe that the Monsanto-led investment represents an endorsement of our products and an initial strategic validation of our pipeline and business model.

Our Business Model

Our business model is driven by three key pillars: technology sourcing, product development partnering and production and market access.

Technology Sourcing

The technology sourcing stage of our business model involves identifying and collaborating with leading academic and independent research institutions at the early stages of technology development. We have a right of first refusal agreement with INDEAR, our Parent’s technology sourcing and product development subsidiary, for any technology INDEAR develops or sources concerning crop productivity. INDEAR searches for collaborators who are pursuing innovative technological concepts that are consistent with our business strategy and have generated promising preliminary evidence, but have yet to be validated for their intended purposes. In these collaborations, INDEAR employs its advanced biotechnology capabilities and specialized know-how to leverage the technology discovery process already undertaken. These technology sourcing activities are mainly financed through public grants and other capital efficient sources meant to limit financial exposure.

Product Development Partnering

The product development partnering stage of our business model involves identifying and collaborating with strategic partners and creating joint ventures to develop and bring products to market. We have created an extensive network of regional and international relationships in the agricultural sector from which we source partners for our product development initiatives. We employ an open-architecture approach to technology origination which involves identifying and accessing promising technologies from third parties, and forming strategic and capital-efficient partnerships that leverage each party’s capabilities to quickly bring innovations to market. By co-funding projects and leveraging the discovery efforts of leading global research institutions and scientists with whom we have developed and maintained strong relationships, we are able to reduce the risks and expenses associated with biotechnology discovery and development and increase our ability to develop multiple products. Upon technology validation, we partner with internationally-recognized entities that can provide co-funding, technology sourcing, intellectual property and market access for the development of our technologies into products. For more detail about the “proof of concept phase,” see “—The Technology Sourcing and Product Development Timeline and Process.” In selecting a partner, we look for internationally-recognized entities that can provide complementary funding, technology, sourcing, product development capabilities, intellectual property and market access.

Production and Market Access

The production and market access stage of our business model focuses on leveraging shareholder base and proprietary sales channels to access and establish multiple pathways to markets and maximize market reach and develop innovative technology. Once a technology obtains the required regulatory approvals, we, our joint ventures or our technology licensees commercialize products that employ such technology and sell them to end-users in domestic and international markets through shareholder base and proprietary sales channels. We also complement our direct sales efforts by licensing our technologies to other companies for inclusion in their products or production systems. This complementary approach seeks to widen the presence of our technologies in the market and increase our revenues.

The Technology Sourcing and Product Development Timeline and Process

The technology sourcing and product development process for our products and technology, provided through INDEAR, generally include the following phases: discovery, proof of concept, early development, advances development, pre-launch and product launch.

Below is a description of the relative cost, risk and approximate expected timing for each of the phases of technology sourcing and product development.

The development and integration of technologies into products that can be commercialized is a lengthy process, which varies depending on the complexity of the technology being developed and the type of crop involved. Furthermore, the length of the technology development process impacts the uncertainty of product development. For example, during the technology sourcing and product development process, a technology may fail to address the performance criteria required in order to advance to later development stages or the development of a certain technology may be affected by changes in the competitive landscape.

The below chart sets forth an annual estimated timeline for the development of our seed biotechnology products based on the phases described above:

The estimated timeframes of phase duration are based on our experience and estimates. The phases may overlap during the product development cycle and the total development time for a particular product may be longer or shorter than the duration presented above depending on a range of factors including the type of crop and trait involved and the resources available or devoted to our development. For example, although the process for developing seed traits or biological seed treatments is relatively similar, the two differ significantly in terms of development timelines. Obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for a biological seed treatment.

Discovery

The first phase in the technology development process is discovery, or the identification of candidate genes or genetic systems, metabolites, or microorganisms, potentially capable of enhancing specified plant characteristics or enabling an agro-industrial biotech solution. For the most part, we rely on collaborators such as leading research institutions or private research groups to perform this early-stage discovery work and we then advance the work through our technological platforms and processes. It is at the discovery phase that we generally negotiate our rights with respect to the intellectual property generated by our third-party collaborators, which can include partial ownership and exclusive licenses for commercial development. The discovery phase typically lasts 18 months, although it may range from as few as six months for microbial solutions to as many as 36 months for plant GM traits. During this phase, we use several technologies including the following:

Seeds	Activities
Genetically modified:

•      DNA and RNA high throughput sequencing

•      Synthetic biology, including gene optimization and modeling

•                  Analysis of large volumes of data from Illumina sequencer platforms based on big data principles, or Bioinformatics

Non-Genetically modified:	• DNA and RNA high throughput sequencing • Synthetic biology, including gene optimization and modeling • Bioinformatics

Seeds	Activities
• Target Induced Local Lesions in Genome, or TILLING, for creating a large phenotype library to see trends for ideal mutagenic lines

Biologicals:	• DNA and RNA high throughput sequencing • De-novo genome assembly • Bioinformatics

Proof of Concept (Phase I)

Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to a phase referred to as “proof of concept.” In this phase, the technologies are integrated into, or tested in, target organisms to verify their efficacies using greenhouse trials, field trials, or both. In the case of solutions that require microbial fermentation, these technologies are validated at laboratory scale of between one to five liters of batch production.

The goal of the proof of concept phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation, which minimizes risk of investment in technologies that may not prove viable. The proof of concept phase is typically conducted by us as part of our research collaboration with relevant groups and represents the last phase of our technology sourcing collaborations. We generally file for intellectual property protection at this stage. See “—Intellectual Property.” In our experience, the proof of concept phase typically lasts 36 months, although it may range from as few as six months for a microbial solution to as many as five years for plant GM traits. During this phase, several promising technologies are tested using various technologies including the following:

Seeds	Activities
Genetically modified:

•                  DNA and RNA high throughput sequencing

•                  Synthetic biology, including gene optimization and modeling

•                  Bioinformatics

•                  Target Induced Local Lesions in Genome, or TILLING, for creating a large phenotype library to see trends for ideal mutagenic lines

Biologicals:	• Agrobacterium transformation • Biobalistic transformation • Target site transformation which uses the ExZactTM platform, developed through our partnership with Dow AgroSciences

Non-Genetically modified:	• Agrobacterium transformation • Biobalistic transformation • Cluster regular interface short palindromic repeat for gene editing • Double haploids

Seeds	Activities
• Protoplast editing

Biologicals:	• Gas and liquid chromatography for metabolites identification • High performance liquid chromatography technologies • Lab scale fermentations

Early Development (Phase II)

The goal of the early development phase is to identify the best use of a technology and to define our performance concept. Escalation tests are initiated in the early development phase of microbial-based solutions. Similarly, for GM traits, field tests are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles.

At the end of the early development phase and before initiating the most capital-intensive stages of product development, we typically identify strategic partners for further development of our technologies. For collaborations involving multiple technologies within a pipeline, we often create new entities or joint ventures with our strategic partners. Examples of such joint ventures are Verdeca and Trigall Genetics, dedicated to soybean and wheat technologies, respectively. Single or limited product development collaborations are often structured using framework agreements. During this phase, we use several technologies including the following:

Seeds	Activities
Genetically modified:

•                  Drone phenotyping

•                  Technologies to accelerate trait integration in crops by analyzing large volumes of data based on bioinformatics and big data analytics using Illumina sequencing platforms and different amplifications and detection procedures, such as simple sequence repeat markers for wheat and genotyping by sequencing in soy

Non-Genetically modified:	• Drone phenotyping • Single nucleotide polymorphism genotyping • High resolution melting genotyping

Advanced Development (Phase III)

In the advanced development phase, extensive tests are used to demonstrate the effectiveness of the technology for our intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted. In Argentina and some other countries in South America, we are primarily responsible for undertaking this phase of product development. Similarly, our strategic partners usually lead the advanced development and regulation activities in other markets in connection with the applicable contractual arrangements.

The advanced development phase typically lasts about 24 months, with some projects requiring substantial regulatory data taking as many as three to five years. During this phase, we use several technologies including the following:

Seeds	Activities
Genetically modified:

•                  Diverse array technology for chromosome identification and trait localizations

•                  Event molecular characterization based on high throughput sequencing and using junction sequence analysis after analyzing large sets of data to find insertion sites

Pre-Launch (Phase IV)

The pre-launch phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology being developed. The range of activities in this phase includes, pre-commercial production, seed increases and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase. In Argentina and some other countries, we are responsible for this phase of product development, while pre-launch activities in other markets are primarily undertaken by our strategic partners. The pre-launch phase may last up to 24 months.

Product Launch

In general, we, our joint ventures and/or our technology licensees carry out the launch and commercialization of the technology, which is the last phase of the technology sourcing and product development process. When we commercialize technology through collaboration partners or licensees, pursuant to the respective agreements, a successful product launch triggers royalty payments, which are generally calculated as a percentage of the net sales generated by the technology and captured upon commercialization. Typically, in this phase, revenues at launch are limited by our ability to make products available, especially when dealing with seed products that need multiple seasons of multiplication before they can satisfy demand.

Our Segments and Key Products

We divide our business into the following three principal segments: crop protection, seed and integrated products and crop nutrition.

Crop Protection

Our key crop protection products include adjuvants as well as seed-applied insecticides and fungicides.

Adjuvants

Adjuvants are used in tank mixes to facilitate application and effectiveness of crop protection products. We distribute Silwet, a well-known silicone-based adjuvant, and are currently developing microbially-enhanced adjuvants in partnership with other companies.

Insecticides and Fungicides

We offer a full range of chemical seed treatments tailored for specific crop and pest combinations. We are in the process of formulating and commercializing stand-alone chemical seed treatments, including fungicides and insecticides, in partnership with Syngenta, to reduce disease and pest pressure during crop establishment. We hold a leading market position for such products, with an estimated 50% market share in Argentina in 2016 and 2017. Furthermore, we are pursuing commercialization of biological fungicides formulated as seed treatments that control and restrict the growth of pathogenic agents in wheat and barley, as well as developing a microbial-based insecticide.

Seed and Integrated Products

The key products of this segment include seed traits, germplasms and seed treatments for healthier and higher yielding crops.

Seed Traits

Our seed trait effort is primarily focused on improving plant yields by increasing plant tolerance to abiotic stress, such as drought or salinity. We also have a secondary focus on crop protection and quality traits. We gain access to these technologies by collaborating with the original developers of the technologies or by co-developing new events with our partners. Our most advanced technology in the seed trait area, HB4 helps increase yield by an average of 13% to 19% for multiple crops under various growing seasons and conditions, including sporadic drought episodes. HB4 is also able to provide higher yield without adversely impacting yields in optimal growing conditions, which is a distinctive and important factor compared to other stress tolerance technologies. HB4 has been approved for use in soybean in Argentina, Brazil and the U.S., with regulatory submissions currently under review in China, Paraguay, Bolivia, Uruguay, Canada and India. Submissions for approval for use of HB4 in wheat have been initiated in Argentina, Brazil, Uruguay, Paraguay and the U.S.

The charts below show the results of field trials for HB4 wheat and HB4 soybean across varying yield environments.

We also have a secondary focus on crop protection and quality traits. We gain access to these technologies by collaborating with the original developers of the technologies or by co-developing new events with our partners.

Germplasms

We currently breed germplasms for soybean and wheat and we plan to advance our elite germplasms by delivering these technologies using proprietary channels. Our soybean breeding program produces varieties that are registered or are in the process of being registered in Argentina, Uruguay, Paraguay, and South Africa. Our wheat breeding program is operated through our joint venture, Trigall Genetics, which has exclusive rights to the breeding program of Florimond Desprez. In addition, we hold exclusive rights to all wheat varieties developed between 2003 and 2013 by the Argentine national breeding program at the Argentine National Agricultural Technological Institute (Instituto Nacional de Tecnología Agropecuaria) (“INTA”).

Seed Treatments

Seed treatments comprise one of our core products and include Rizopacks, produced and commercialized by our subsidiary Rizobacter in partnership with Syngenta Seedcare, which are our flagship soybean product with proprietary inoculants and fungicides. We also offer certain variations customized for peanut, beans and chickpea. In addition, we are pursuing the development of next-generation biologicals, particularly for seed treatments tailored for specific germplasms, seed traits and environment combinations.

Crop Nutrition

Our main crop nutrition products include inoculants, biofertilizers and chemical-based fertilizers.

Inoculants

Inoculants are broadly used nitrogen-fixing bacteria that promote growth of leguminous crops such as soybean and alfalfa. We hold a leadership position in sales of soybean inoculants, with approximately 30% market share in Argentina as of June 30, 2019 based on our internal data. We are currently developing our next generation of inoculants, including Bioinductor 2.0 and Extended-Shelf-Life products for professional seed treatment businesses. Additionally, we are developing new biofertilizers, such as plant-growth promoting rizobacteria, for wheat, corn, chickpea and pea.

Biofertilizers

Biofertilizers contain living microorganisms that colonize the interior of a plant and promote growth by increasing supply or availability of primary nutrients through the natural processes of nitrogen fixation, solubilizing phosphorus and stimulating plant growth through synthesis of growth-promoting substances. The combination of biologicals and chemical fertilizers can maximize crop yields while reducing environmental impact as a result of reduced use of chemicals. We are also in early stages of development for microbially-enhanced fertilizers for soybean, wheat, corn and chickpeas.

Chemical-Based Micro-Granulated Fertilizers

We produce and commercialize fertilizers based on chemically formulated micro-beads. As these fertilizers can be applied next to the seed at planting, lower doses are needed than standard fertilizers, resulting in logistical efficiency and environmental benefits. Currently, our production is focused on Microstar PZ, a starter fertilizer that provides nitrogen, phosphorus, sulfur and zinc to different crops, by allowing immediate nutrient availability and uptake by the seedlings.

The following table sets forth the key products, growth drivers, revenue and gross profit, key markets and selected commercial partners for each of our segments:

	Key Products	Growth Drivers	Total Revenue and Gross Margin (Year Ended June 30, 2019)	Key Markets	Selected Commercial Partners
Crop Protection	Adjuvants Insecticides Fungicides	High-tech adjuvants increase spray efficacy by approximately 5%	US$90.2 million 40% Gross Margin	Argentina Brazil Paraguay	Momentive Syngenta

Seed & Integrated Product	BioWheat BioSoy Seed treatment packs	Integrated products bring 10%+ yield advantage	US$25.3 million 61% Gross Margin	Argentina Brazil Paraguay Uruguay	Don Mario Dow Agrosciences Syngenta TMG

	Key Products	Growth Drivers	Total Revenue and Gross Margin (Year Ended June 30, 2019)	Key Markets	Selected Commercial Partners
Crop Nutrition	Micro-bead fertilizers Inoculants	80%+ reduction in logistics costs	US$45.1 million 49% Gross Margin	Argentina Brazil Paraguay	De Sangosse Syngenta Valent BioSciences

Note:—

(1)              Gross margin is calculated as total revenue minus cost of sales, divided by total revenue.

Early Stage Technology Development Agreements

Between 2005 and 2007, we entered into agreements with various investors in order to obtain funding in the aggregate amount of US$1.0 million for research related to early stage technology for the development of technology relating to a specific gene from sunflower intended to promote drought tolerance in crops, which was refer to as Hahb 4. The agreements grant the investors in the aggregate the right to receive 52.8% of the rights and royalties payable to the Parent from the successful commercialization of the resulting technology with respect to soybean, wheat and corn.

Sales and Marketing

Our business model is based on a multi-channel sales structure of (1) direct sales to distributors and end-users via our proprietary sales channels, and (2) non-exclusive licensing of commercial technology to third parties directly or via our joint ventures for incorporation into non-proprietary products.

Rizobacter

Rizobacter commercializes crop nutrition and crop protection products. With more than 620 distributors across Argentina, Rizobacter is positioned as the local leader for certain products, such as soybean inoculants, seed treatments, adjuvants, and pest baits where it accounts for 26%, 27%, 27% and 50% of the local market, respectively. Additionally, Rizobacter has more than 20 international distributors, increasing our market reach to Brazil, Paraguay and Uruguay.

As of June 30, 2019, sales through the local channel accounted for 77% of our total sales whereas sales through the international channel accounted for 23% of our total sales. In addition to the distribution network sales, Rizobacter directly caters to other businesses, particularly large end-users. Large end-users include growers who have operations of over 10,000 hectares or seed companies that use Rizobacter products in professional seed treatments or for other needs. As of June 30, 2019, sales made directly to companies accounted for 10% of our total sales and sales made directly to large end-users accounted for 14% of our total sales.

Our distribution network is composed of four main warehouses located in Pergamino, Necochea, Paraná and Rio IV. The map below sets forth Rizobacter’s distribution network in Argentina.

Bioceres Semillas

Bioceres Semillas is our proprietary commercial channel for seeds and integrated seed products including leading wheat and soybean varieties, selling to a number of distributors and end-users under the Bioceres Semillas brand. Since 2017, Bioceres Semillas has been operated by Rizobacter. This proprietary channel also serves as a competitive driver for third-party non-exclusive licensees of our technology to seek a rapid path to market.

Synertech Industrias

Synertech is exclusively focused on the commercialization of micro-beaded fertilizers within the crop productivity segment to major regional distributors, including the distribution networks of both partners (Rizobacter and De Sangosse), taking advantage of both partners’ extensive distribution capabilities. Synertech targets different geographies, at a global level, for product commercialization, including but not limited to major Latin American markets.

Third-Party Channels

We also rely on third-party channels for the commercialization of our proprietary technology and licenses, either directly or through our joint venture companies, to participants in the biotech seed and agro-industrial market. We license such technology to our joint venture partners and large companies active in the biotechnology and agro-industrial space, in each case for incorporation into non-proprietary products and subsequent sale to end-customers. Subsequent sales of any products incorporating our technology generate royalty income.

Third-party channels for commercialization and development of new soybean varieties in Argentina and Brazil include TMG and GDM seeds.

Customers and Contracts

Below is a description of our principal customers and contracts across our main segments.

Seed and Integrated Products

In the year ended June 30, 2019, we sold our seed and integrated products to customers in Argentina, Uruguay, and South Africa. Our top five customers in our seed and integrated products segment represented 15% of our total revenue in this segment for the twelve-month period ended June 30, 2019. Sales to our grower-shareholders accounted for 2.5% of our total revenue in our seed and integrated products segment for the twelve-month period ended June 30, 2019. We currently generate revenues in our seed and integrated products segment through the sale of seed treatments, seed packs and seeds products to distributors and end-users. In the future, we intend to sell our seed and integrated products directly to our customers or to third parties as licensors of seed traits, germplasm and/or seed treatments for incorporation into non-proprietary products. Licensing arrangements for use of our HB4 technology provide for pre-commercial payments including, depending on the particular agreement, a technology access fee, milestone fees, and/or annual fees, as well as future commercial royalties based on the income generated by the technology. We expect that the commercialization of EcoSeed products containing our HB4 technology combined with the expected licensing arrangements for use of our HB4 technology in non-proprietary products will expand our seed and integrated products segment.

Crop Protection

In the year ended June 30, 2019, sales from our crop protection segment were made to customers in Argentina, South Africa, Brazil, Paraguay, Bolivia and Uruguay. Our top five customers in our crop protection segment represented 14% of our total revenue in this segment for the twelve-month period ended June 30, 2018. Sales to our grower-shareholders accounted for 3% of our revenue in our crop protection segment for the twelve-month period ended June 30, 2019.

Crop Nutrition

In the year ended June 30, 2019, sales from our crop nutrition segment were made in Argentina, Brazil, Uruguay, Paraguay and other international markets. Our top five customers in our crop nutrition segment represented 19% of our total revenue in this segment for the twelve-month period ended June 30, 2019. Sales to our grower-shareholders accounted for 1% of our revenue in our crop nutrition segment for the year ended June 30, 2019.

Market Opportunity

The information regarding market opportunity for EcoSoy and EcoWheat is not fact and should not be relied upon as being indicative of future results. Readers of this report are cautioned not to place undue reliance on the potential market opportunities. No independent third party has compiled, examined, or performed any procedures with respect to the potential market opportunities related to EcoSoy and/or EcoWheat, nor has any third party expressed any opinion or any other form of assurance on such information or its achievability, and no independent third party has assumed responsibility for, or claimed any association with, the potential market opportunities. Inclusion of the potential market opportunities in this report should not be regarded as a representation by any person that the results contained in the potential market opportunities will be achieved. We do not intend to update or otherwise revise the potential market opportunities to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, we do not intend to update or revise the potential market opportunities to reflect changes in general economic, industry or technological conditions. Additional information relating to the principal assumptions used in preparing the potential market opportunities is set forth below. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Certain estimates of market opportunity included in this report are based on assumptions that are inherently uncertain and subject to risks and uncertainties that could have a material adverse effect on our business, operating results and financial condition,” for a discussion of various factors that could materially affect our financial condition, results of operations, business, prospects and securities.

Given the near-term commercialization opportunity that HB4 and other seed technologies represent, we plan to integrate these solutions into customized seed products in the markets in which we currently operate. Our EcoSeed products, including EcoSoy and EcoWheat, integrate the uniqueness of HB4 stress tolerance into locally-adapted germplasms, customized with a seed treatment solution prescribed for specific environments. We believe that the value proposition represented by these products will drive significant growth in this sector of our business.

EcoSoy Market Opportunity

We have analyzed the EcoSoy market opportunity in Argentina and Brazil and, based on the assumptions below, we believe there is an estimated combined target area for EcoSoy of 21.5 million hectares in the two countries. For illustrative purposes, assuming that 60 kilograms of seeds (one and a half 40-kilogram bags) are needed to plant each hectare of soybeans, then our target market opportunity would be an estimated 32.3 million bags of seed that will be needed to plant 21.5 million hectares. The assumptions and estimates underlying the target market opportunities are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the target market opportunity, including, among others, risks and uncertainties. Accordingly, there can be no assurance that the target market opportunity is indicative of our future performance.

We have relied on the below assumptions in estimating the above estimated target area and, number of bags of EcoSoy treated seeds.

We have assumed the estimated target area for EcoSoy of 21.5 million hectares based on the following:

•                       An assumed total soy production area of 53.1 million hectares, 19.4 million hectares in Argentina and 33.7 million hectares in Brazil.

•                       We obtained the official soy production and average yield data of each county in Argentina and Brazil published by the Ministry of Agroindustry of Argentina between 2011 and 2016 and the Brazilian Institute of Geography and Statistics between 2004 and 2013, respectively, including the average yield and total production area data. The figure below shows heat maps for soybean producing counties of Argentina and Brazil:

Sources: Ministry of Agroindustry of Argentina and Brazilian Institute of Geography and Statistics (IBGE).

We used the average yield data of each county to obtain an expected yield benefit for each county. We then used the average soybean price for the ten-year period ending in 2016 to transform the expected average yield benefit of each county into an expected average dollar value creation, or Expected Benefit. For example, if EcoSoy had a premium of US$15 per hectare when compared to a conventional soybean seed, then in counties where the Expected Benefit is less than US$60 per hectare we would consider adoption as unlikely. Likewise, we would consider counties where the benefit is equal or greater than US$60 per hectare to be within the EcoSoy target area. We assume a US$15 premium for EcoSoy based on pricing analysis suggesting revenues would be maximized if the premium were set at US$15. Aggregating the average production areas of all counties in Argentina and Brazil with an Expected Benefit equal or greater than US$60 per hectare gives an estimated target area for EcoSoy or 21.5 million hectares. The figure below illustrates the forgoing example.

•                       To estimate the expected yield benefit of EcoSoy varieties we used our field trial data set comparing the performance of HB4 soy with a similar non-HB4 variety in multiple environments and seasons. This data set allows us to perform a regression analysis between two series: (i) average yield of the non-HB4 variety (i.e., the wild type), and (ii) the expected yield benefit obtained in the HB4 variety (P<0.05). Using this regression equation, we are able to estimate an expected yield benefit in environments with different average yield levels for non-HB4 materials.

•                       We used the average soybean price between 2007 and 2016 of US$424 per ton or US$11.7 per bushel, according to the International Monetary Fund, to estimate expected average yield benefit of the HB4 soybean variety in U.S. dollar terms.

Currently, we price our conventional soybean at US$22 per bag.

EcoWheat Market Opportunity

We have analyzed the EcoWheat market opportunity in Argentina and, based on the assumptions below, we believe there is an estimated combined target market opportunity for EcoWheat of 3.6 million hectares, five to seven years after launch, if the wheat growing areas of Brazil, Paraguay, Uruguay and Bolivia are subject to the same analysis and assumptions below. For illustrative purposes, assuming that 100 kilograms of seeds (two and a half 40-kilogram bags) are needed to plant one hectare of wheat, then an estimated 9 million bags will be needed to plant 3.6 million hectares.

We have relied on the below assumptions in estimating the above estimated target area and potential revenue opportunities. The assumptions and estimates underlying the target market opportunities are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the target market opportunity, including, among others, risks and uncertainties. Accordingly, there can be no assurance that the target market opportunity is indicative of our future performance.

We have assumed the estimated target area for EcoWheat of 3.6 million hectares based on the following:

•                       An assumed total wheat production area of 8.2 million hectares.

•                       We obtained the official wheat production statistics of each county in Argentina published by the Ministry of Agroindustry of Argentina between 2011 and 2016, including the average yield and total production area data. The figure below shows heat maps for wheat producing counties of Argentina:

Source: Ministry of Agroindustry of Argentina.

•                       We used the average yield data of each county to obtain an expected yield benefit for each county. We then used the average wheat price for the ten-year period ending in 2016 to obtain the Expected Benefit. For example, if EcoWheat had a premium of US$20 per hectare when compared to a conventional wheat seed, then in counties where the Expected Benefit is less than US$80 per hectare we would consider adoption as unlikely. Likewise, we would consider counties where the benefit is equal or greater than US$80 per hectare to be within the EcoWheat target area. Aggregating the average production areas of all counties in Argentina with an Expected Benefit equal or greater than US$80 per hectare gives an estimated target area for EcoWheat of 2.2 million hectares. The wheat growing areas of Brazil, Paraguay, Uruguay and Bolivia together account for an additional 3.0 million hectares. Assuming similar value creation values and adoption percentages to the ones calculated for Argentina, we estimate a target area of 1.4 million hectares in these additional geographies. Therefore, the combined EcoWheat target area is estimated in 3.6 million hectares. The figure below illustrates the forgoing example:

•                       Publicly available wheat production data for Brazil (2.1 million hectares), Paraguay (0.6 million hectares), Uruguay (0.2 million hectares) and Bolivia (0.1 million hectares) from Foreign Agricultural Service/USDA.

•                       To estimate the expected yield benefit of EcoWheat varieties we used our field trial data set comparing the performance of HB4 wheat with a similar non-HB4 variety in multiple environments and seasons. This data set allows us to perform a regression analysis between two series: (i) average yield of the non-HB4 variety (i.e., the wild type), and (ii) the expected yield benefit obtained in the HB4 variety (P<0.1). Using this regression equation, we are able to estimate an expected yield benefit in environments with different average yield levels for non-HB4 materials.

•                       We used average wheat price between 2007 and 2016 of US$229 per ton or US$6.4 per bushel, according to the International Monetary Fund, to estimate expected average yield benefit of the HB4 wheat variety in U.S. dollar terms.

Currently, we price our conventional wheat seed at an average price of US$20 per bag.

Competition

The market for agricultural biotechnology products is characterized by intense commercial and technological change and we face significant direct and indirect competition in each of our business segments. The crop productivity sector is highly competitive and includes large companies, such as Monsanto Company, Bayer, DuPont Pioneer, Dow Agrosciences, Novozymes, and Syngenta AG, as well as other smaller companies. In order to provide customers with the most advanced products, companies in the crop productivity sector must continuously invest substantial resources in the development of seeds, seed traits and agronomic methods and products. Large companies that have access to a broad range of germplasm as a platform for trait commercialization have a key competitive advantage in this sector. Despite Rizobacter’s leading position in the local inoculant sector, it is a highly competitive market. In 2011, Novozymes acquisition of Nitragin positioned it as the second largest player in the sector, representing a 15% market share according to internal projections. Similarly, Bayer’s acquisition of Biagro in 2014 positioned it as the fourth largest player in the sector, representing a 7% market share according to internal projections. Other important competitors include Nova and Becker Underwood, each of which represents a 11% or less market share according to internal projections.

Competition in the seed and integrated products sector extends to each of the components that we provide for our integrated products. We face competition for our seed traits from other companies, such as Evogene Ltd., that engage in R&D and license technology to customers. We also face competition for our proprietary germplasm from other seed producers who produce their own germplasm, such as Don Mario.

We believe that the key competitive drivers in the crop productivity industry are proven performance, customer support and value of the product, which encompasses the price of the seed as well as pre- and post-sale support to secure overall customer satisfaction. We believe that our long track record as a technology provider as established through the Rizobacter group of brands, our strong personal relationships with growers in Argentina, and our reputation for using advanced science and technology in the development of innovative products provide us with a strategic advantage in the markets in which we participate. As a result of the integrated and specialized products and services we offer, our principal competitors are, in many instances, some of our third-party collaborators, joint venture partners and clients. We believe that in order to stay competitive and maintain our leadership position we must continue to offer access to market-ready platforms to our third-party collaborators, joint venture partners and clients in order to achieve their R&D goals.

Intellectual Property

Our success depends in large part on our ability to obtain and maintain intellectual property and proprietary protection of our products and technology related to our business, defend and enforce our intellectual property rights (in particular our patent rights, plant variety, trademarks and trade secrets), preserve the confidentiality of our intellectual property and operate without infringing valid and enforceable intellectual property rights of others.

We seek to protect our proprietary products, technology and trade secrets, in part, by entering into confidential disclosure agreements with our employees, consultants and potential and actual third-party collaborators. By protecting our proprietary technologies, we are able to offer our customers and partners unique products that they cannot obtain from our competitors and to limit our competitors from using technologies that we have developed or exclusively licensed from other parties.

Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. Our licensed patents for the HB4 family expire in 2033, for the Coxc5-1 family in 2025 and for the HB10 family in 2026. We are the exclusive licensees and non-exclusive licensees of the following patents: rGRF3 technology patents which expire in 2033; NUE technology patents which expire in 2026; WUE technology patents which expire in 2030; TREF technology patents which expire in 2028; herbicide resistant patents which expire in 2028; LXR®, a delayed senescence technology, which expires in 2028; HarvXtra™ Alfalfa with Roundup Ready® Technology, a reduced lignin technology, which expires in 2032, Intacta RR2 PRO technology which expires in 2032; and ZFP® technology which expires in 2033.

In 2003, we entered into an Hahb 4 research and development agreement with CONICET and the National University of the Litoral under which they became equal owners of the patents derived from their research activity regarding the Hahb 4 gene, which we refer to as the 2003 Hahb 4 patents. Under this agreement, that was subsequently amended in 2010, we financed the Hahb 4 research activities performed by CONICET and the National University of the Litoral in exchange for an exclusive license to commercially exploit their rights in the 2003 Hahb 4 patents. Other than the commercialization of a promoter element used in connection with our HB4 modified gene trait, we do not expect to commercialize the Hahb 4 technology or 2003 Hahb 4 patents. The Hahb 4 promoter element can be used to initiate expression of the modified HB4 gene.

In 2012, we entered into a separate agreement with CONICET and the National University of the Litoral for the ownership and licensing rights of additional patents for development of our modified HB4 gene trait, which we refer to as the 2012 HB4 patents. Pursuant to this agreement, we own 40% of the 2012 HB4 patents, and CONICET and the National University of the Litoral each own 30%. In addition, CONICET and the National University of the Litoral granted us an exclusive license to commercially exploit their respective rights in the 2012 HB4 patents. The license related to additional patents under the 2012 agreement will remain in force until the expiration of the last 2012 HB4 patent in 2033, unless terminated earlier in accordance with the terms of the agreement.

Our patents or patent applications generally relate to compositions of matter for DNA and protein sequences, plants, plant parts and enzymes, and methods of improving plants and bacteria. We continue to file new patent applications and the main countries in which we seek patent protection are in the United States, Brazil, Argentina, Australia, India, China, Mexico and certain other countries in South America and Europe.

As of the date of this report, we, in our capacity as either title holder or licensee (either as exclusive or non-exclusive licensee), have 211 patents and patent applications concerning technologies such as improved yield, drought tolerance, increased performance in high saline environments, NUE and WUE technologies and herbicide resistance. Certain of these technologies are currently protected through our own or exclusively licensed approximately 29 patents and 14 patent applications. We have also licensed 168 patents and patent applications linked to seed traits such as NUE and WUE technologies, herbicide resistance, Intacta technology and ZFP® technology for use in our products. In some instances, our licenses are limited in terms of duration, geography and/or field of use.

The discovery phase of our R&D process is based largely on collaborations with governmental agencies and scientific institutions, such as CONICET, the University of Illinois, the National University of the Litoral and various research universities throughout the world. See “—The Technology Sourcing and Product Development Timeline and Process.” After we determine that we have discovered a new trait, trait composition, industrial enzyme, or a production methodology, we file a PCT patent application under the PCT. The PCT application allows an applicant to file one single application to seek protection for an invention in 152 countries throughout the world.

Within 30 months of the PCT filing, we file national applications in the countries in which we would like to seek protection. The main PCT countries in which we file in addition to the United States include Brazil, Australia, India, China, Mexico and certain other countries in South America and Europe. For non-PCT countries such as Argentina, Uruguay and Paraguay, a national filing is made at the same time as the PCT filing or 12 months after the PCT filing.

We seek additional protection of our seed and germplasm intellectual property through PVP certificates, which preserve a variety owner’s exclusive rights to sell, reproduce, import, and export a plant variety and our seed. The duration of PVP protection varies among jurisdictions and is 20 years from the time of issue in the United States and 20 and 15 years from the time of issue in Argentina and Brazil, respectively. As of the date of this report, we do not have PVP certificates in the United States. In addition, in Argentina, we have received, as owner and/or as licensee, registrations with the RNC and/or the Registro Nacional de Propiedad de Cultivares for 30 wheat varieties, 20 soybean varieties and two sunflower varieties, all of which are authorized for our marketing in Argentina. We are currently seeking registration with the RNC and the Registro Nacional de Propiedad de Cultivares for 37 soybean varieties. We have also received the registration for ten (10) soybean varieties and five (5) wheat varieties in Uruguay, one soybean variety in South Africa, one soybean variety in Paraguay and one soybean variety in Bolivia. We are currently seeking registration for two additional wheat varieties in Uruguay, one soybean variety in Bolivia and two soybean varieties in Paraguay.

We seek to protect our non-patent intellectual property such as know-how and regulatory data through contracts and confidentiality agreements. Know-how generated by the activities of our companies is protected by specific services agreements or employment agreements. Employment agreements include undertakings regarding confidentiality and assignment of inventions and discoveries. Our regulatory data is protected by standard confidentiality and data protection mechanisms. We have 14 trademarks and 20 trademark applications in Argentina, Brazil, the United States and Uruguay, including Biosem, HB4, ECOSEED, ECOSOY, ECOWHEAT, ECOSOJA and ECOTRIGO. Rizobacter has 361 trademarks and applications in Argentina and 233 trademarks and applications abroad, in Brazil, China, the United States, Uruguay, Turkey, Pakistan, Paraguay, Peru, Mexico, Colombia, Chile, Canada, Bolivia, South Africa, India and the EU. These include RIZOBACTER, RIZOSTAR, RIZOOIL, SIGNUM which is a single-component bio-inducer for soybeans that maximizes soybeans’ ability to generate nitrogen, RIZOSPRAY Extremo which is a last generation adjuvant that enhances the effects of the active ingredients to be sprayed on crops, RIZOFOS which increases the availability of phosphorus in soil and acts favorably on root development, RIZOLIQTop which is a bacterial inoculant that boosts metabolic and physiological performance of bacteria, RIZOPACK which includes integrated products that deliver a combination of seed therapies and / or bacterial protectants and RIZODERMA, a Trichoderma harzianum based fungicide.

We will continue to file and prosecute patent, PVP certificate and trademark applications in the United States and foreign jurisdictions, as well as maintain trade secrets as is consistent with our business plan in an ongoing effort to protect our intellectual property.

Government Regulation

We are subject to agriculture, health and the environmental regulations in the countries in which we operate. We must obtain and comply with various permits and licenses from government authorities and municipalities in the jurisdictions in which we operate. The laws and regulations we are subject to will continue to evolve as there are advances in biotechnology and our other businesses.

Employees

As of June 30, 2019, we had 409 employees, of which 9.04% were involved in technology sourcing and product development. Our team’s expertise extends across multiple disciplines, including experts in biology, chemistry, plant genetics, agronomics, mathematics, computer science, process engineering and other related fields.

Our employees are located mainly in Argentina. The table below shows our employees by role as of the dates indicated and does not include employees of our research collaborators or joint venture partners.

	As of June 30,
	2019	2018	2017
Management, administrative and sales	372	346	338
Research and development services	37	38	39
Total	409	384	377

Facilities

Bioceres is headquartered in Rosario, Argentina. Rizobacter’s main facilities are located in Pergamino and include a fermentation plant, laboratories and offices spanning 135,600 square feet; a warehouse of 253,500 square feet; and a tolling plant of 53,800 square feet. The 92,000-liter fermentation plant has a daily capacity of 200,000 doses of inoculants. Rizobacter also owns storage and manufacturing facilities in Brazil and Paraguay.

Synertech owns a 257,600 square-foot plant in Pergamino with a production capacity of 50,000 tons of micro-beaded fertilizers annually.

Insurance

We maintain customary insurance policies that we consider to be in line with market practice and adequate for our business. Our principal insurance policies are personal injury (as mandated by Argentine labor law), civil liability, fire, theft, car, transport, credit, work injury risk and bond insurance entered into in connection with grants received. We do not maintain product liability insurance coverage.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations, other than the proceeding described below. As of the date of this report, we are involved in one material legal proceeding, as described below, and we do not face any claims of possible intellectual property infringement. We may become involved in material legal proceedings in the future as part of the ordinary course of our business.

Contingent Fee Payment of US$17.3 Million Related to Precautionary Measure (Medidas Cautelares) in Connection with Rizobacter Acquisition

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we currently own 80.00% of Rizobacter’s capital stock through our subsidiary RASA Holding, 29% of which are subject to a precautionary measure issued pursuant to an injunction that affects 44% of the total share capital of Rizobacter. In addition, the precautionary measure also covers 30% of the dividends distributed on such shares, directing such percentage of dividends into a judicially created escrow account. Simultaneously with the exercise of the Rizobacter Call Option, 1,330,156 of the BIOX shares representing 10% of Rizobacter shares subject to the precautionary measures were pledged to Bioceres S.A. The precautionary measure relates to litigation among historical shareholders of Rizobacter arising from a disputed transfer of shares that occurred in 1995. In the event the contingencies are lifted, the Parent may be obligated to pay a contingent fee payment of US$17.3 million to certain selling shareholders of Rizobacter. Conversely, in the event that the court rules against the free transferability of the affected shares, the Parent would not be obligated to pay the contingent fee payment but we may be obligated to return certain shares, thereby reducing our equity participation in Rizobacter. For further information on the precautionary measure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Rizobacter’s Acquisition—Certain of the Rizobacter shares are subject to a judicial injunction.”

Competitive Strengths

Our diversified platform generates revenues through multiple technologies, customers, distribution channels and end-markets, providing us with a profitable growth trajectory. Our key competitive strengths include:

Premier Agricultural Solutions Provider with Flagship Position in Latin America

As the first non-governmental Latin America-based entity with an approved GMO event in a major global crop, we consider ourselves to be the pioneer in the agricultural biotechnology industry in Latin America. We have a combined experience of 42 years, which has allowed us to become and maintain our position not only as a reference entity for governmental agencies and policy-makers, but also as a leading choice for partnerships with global conglomerates. We have helped define regulations for gene editing and new breeding technologies as well as formulate intellectual property guidelines and legislation for our industry. We are a founding member of the Argentine Chamber of Biotechnology and one of a handful of selected companies collaborating with the Argentine Department of Science, Technology and Productive Innovation in the design of research grants aimed at our sector. We are a frequent and leading participant in all major forums dedicated to our industry and a prominent representative of our sector.

Proven Platform with a Successful Track-Record in Sourcing, Developing and Commercializing Key Biotechnologies

With our combined 42 years of experience, we and our subsidiaries have created our proprietary platform for sourcing, validating, developing and bringing key technologies and products to commercialization.

We source our technologies and products through various partnerships, collaborations and long-standing relationships with research institutions and scientists. We are the strategic partner of various institutions including CONICET for the development of multiple GM trait leads, Danziger Innovations for the development of modified gene lines in soybeans as well as quality and protection traits and the University of Illinois for the development of herbicide tolerance technology for alfalfa and soybeans, among others. We have also entered into various collaborative product development and distribution agreements including with: (a) Forage Genetics for enhanced alfalfa with herbicide resistance technology; (b) Dow AgroSciences for the development of new seed traits in soybeans; (c) Momentive for adjuvants; (d) Syngenta for new seed treatments; and (e) Valent BioSciences for the microbials in the United States, among others.

We manage our product development via various joint ventures and partnerships with leading participants in the global agriculture sector. We focus our efforts on developing products and technologies that address the specific requirements and demands of our global customer base and for some of the most globally prolific crops, such as soy and wheat, among others.

We have access not only to the largest distributors, co-ops and dealers, but also to end customers through our well-established subsidiaries, divisions, partnerships and our shareholders. By selling our proven genetics, seed and seed treatments on a branded basis, we believe we will continue to further strengthen our brand and grow our position in Latin America.

Capital-Efficient, Risk Mitigated Development Model

Development and regulatory approval for our products and technologies requires a highly evolved and complicated process that can last between 12 to 14 years. Furthermore, capital allocation requirements can be onerous due to the expensive discovery activities usually associated with life sciences research and the strict requirements for regulatory approval that are imposed on GM crops and technologies.

Through INDEAR, we believe that we have created a highly-competitive and capital efficient, independent platform for developing such products and technologies in Latin America. We consider INDEAR to be the go-to partner for advanced validation of promising research leads developed by local research institutions in Argentina, most of which do not have the necessary capabilities for this purpose. As advanced validation initiatives are funded often by existing government programs, INDEAR is able to reduce its capital exposure at this high-risk stage of the R&D process.

Upon technology validation, we enter into joint ventures, partnerships and collaborative agreements with industry participants that agree on the merits of a new technology and pursue the business opportunity jointly with us. Partnering with others in this stage of the R&D process allows us to reduce our capital exposure while retaining a controlling interest in the product or technology under development. By co-funding projects at an average investment ratio of four dollars from partners to one dollar that we invest, we further reduce our financial burden and risk from product development activities while also increasing our ability to develop multiple products.

We enjoy a competitive advantage in commercializing our products as we are able to leverage our strong industry relationships to bring our products to market faster than our competitors. We also facilitate the use of our technologies through licensing agreements and partnerships with global industry leaders, particularly in new markets with expanded regulatory requirements.

Patented and Well-Established High Impact Technologies and Integrated Products and as a Robust Pipeline of New Products and Technologies at or Close to Commercialization Phase.

We offer integrated products, such as our Rizobacter insignia Pack products, and we are currently developing our EcoSeed product. The EcoSeed combines germplasm, traits, biologicals and chemical components into a single product to improve overall crop yields. We will support our customers through an ag-tech platform that can provide a range of solutions including: cop evolution monitoring, localized weather analysis and accurate agronomic recommendations, satellite monitoring and fleet monitoring, geo-referenced crop scouting and crop re-plant insurance.

We believe that our patent and trademark portfolio for plant-related biologicals is amongst the most competitive in South America. As of June 30, 2019, we have identified and sought patent protection in our capacity as either title holder or licensee, either as exclusive or non-exclusive licensee, to 211 patents or patent applications. In some instances, our licenses are limited in terms of duration, geography and/or field of use. We usually seek patent protection in the largest global markets for our products and technologies, including, the

United States, Brazil, Argentina, China, India, Mexico, Australia and certain other European and South American countries.

We have registrations in Argentina for 30 wheat, 20 soybean and are also seeking registration for an additional 37 soybean varieties. Our subsidiary Rizobacter has 361 trademarks and applications in Argentina and 233 trademarks and applications globally.

We also have a robust and innovative portfolio of products and technologies for all stages of crop development. Many of these technologies are at or close to the commercialization phase, such as EcoSoy, EcoWheat and HarvXtra™ Alfalfa products. This year we launched a new bio-fungicide for soybean seed treatment and a new abiotic stress tolerant inoculant for soybeans. By 2019, we expect to launch seed traits for wheat, soybean and alfalfa, seed treatments for wheat and soybeans, biocontrol products such as new bio-fungicides for wheat seed treatment, which will increase resistance mitigation, the EcoSeeds integrated product, which we expect to increase yields by up to 10%, and a bioadjuvants product, which is a microbially enhanced adjuvant with improved environmental footprint. By 2020, we expect to launch new seed traits for soybeans, and microbially-enhanced fertilizers and biofertilizers for a variety of crops, which we expect will increase yields and mitigate environmental effects. By 2021, we expect to launch wheat and soybean seed treatments and seed traits for soybean and alfalfa crops. For each of the years from 2018 to 2022, we expect to launch germplasms for wheat and soybean.

Unique Ownership by Key Industry Influencers Leading to Early and Broad Adoption of Technologies and Products

The current ownership structure of our Parent is composed of more than 300 shareholders, including some of the largest farm operators, processors, distributors and commercial participants in the Latin American agricultural sector. Our Parent shareholder structure also includes founding members of the AAPRESID and leading members of the AACREA. These unique relationships not only allow us to quickly bring our products to market and integrate our technologies into the broad market by creating a proprietary distribution and commercialization channel, but also provides us with a highly desired early stage testing platform that allows us to receive direct market feedback in the testing process to vet and facilitate faster market penetration.

Highly Accomplished Management Team with a Unique Blend of Technical and Commercialization Experience and the Ability to Identify and Integrate Key Acquisitions

We believe we have a strong management team with a unique blend of executive, managerial, technical, commercialization and acquisition experience. We are able to leverage the experience of our management team not only to efficiently source and develop our technologies and products, but also to leverage their vast experience in commercial production, distribution, navigation of intellectual property requirements and inorganic acquisitions to strategically grow our business.

Our Growth Strategy

Our long-term growth strategy is based on an open-architecture approach to technology origination, identifying and accessing promising technologies from third parties, as well as forming strategic and capital-efficient partnerships that leverage each party’s strategic strengths and capabilities to more quickly bring innovations to market. Our near-term growth strategy includes the following:

Continue to Lead Development and Commercialization of New Agricultural Biotechnology Products in Existing and New Markets

We intend to build upon our diverse portfolio of crop productivity solutions by consolidating our position in biological assets, including microbial, seed traits and germplasm assets, and continuing to pursue an integrated approach in the development of superior yielding products. We intend to expand upon our direct reach to customers by offering additional high demand technologies, such as digital farming solutions and direct-to-

consumer retail, which we believe will facilitate the adoption and subsequent sales of our products as well as achieve efficiencies to create additional value opportunities.

Scale-Up Production of Rizobacter Products to Accelerate Penetration in Local and Regional Crop Nutrition Markets

We have invested significant capital in future developments of specialty fertilizers and have completed the construction of our micro-beaded fertilizer facility in Pergamino, Argentina. The facility began operations in January 2017 and is expected to supply high-demand specialty fertilizers in Argentina and neighboring countries. Through our acquisition of Rizobacter in 2016, we also have a sub-license for Microstar, the leading brand in micro-granulated fertilizers granted to Synertech by our commercial partner De Sangosse.

Commercial Launch of Seed Traits and EcoSeed Products to Drive Penetration in Local and Regional Integrated Seed Market

Given the near-term commercialization opportunity that HB4 and other seed technologies represent, we plan to integrate these solutions into customized seed products that represent a superior value proposition, with an initial focus on Latin America. EcoWheat and EcoSoy seeds integrate the uniqueness of HB4 stress tolerance into locally-adapted germplasms, customized with a seed treatment solution prescribed for specific environments. We believe that the product differentiation provided by our unique and varied technologies increase the value of our products for EcoSeed customers and will drive significant growth in this segment of our business. In the medium-term, we expect royalties from HB4 licenses to represent a significant component of our revenues as this landmark technology is more broadly adopted through strategic partnerships and third-party channels. We have recently received regulatory approval for the commercialization of the HarvXtra™ Alfalfa with Roundup Ready® technology developed by Forage Genetics International.

Expand our International Business by Accelerating Registration and Sales of Products Through Multiple Subsidiaries

We consider ourselves to be a global leader in the biological market and have used this position to establish subsidiaries in Brazil, Paraguay, Bolivia, Uruguay, the United States, South Africa, and more recently, India, Colombia and France. We believe we can use our international footprint and sales force to continue to define our key brands by bringing our broader portfolio of crop productivity solutions to these markets. We expect international growth to be driven initially by continued growth in our historical biological business, as well as by incorporating high-value adjuvants and crop nutrition solutions in the future. In the medium-term, we expect to leverage our leading distribution network to bring our integrated seed products and other crop protection and nutrition solutions to all of our current and target markets.

Pursue Strategic Collaborations and Acquisitions in Key Markets

We intend to continue working with our collaboration partners to bring our products to customers in key markets. We also plan to continue pursuing acquisitions and in-licensing opportunities to gain access to validated and important later stage products and technologies that we believe to be a strategic fit for our business.

Industry Overview

Global Industry Overview

We develop, produce and/or formulate: germplasm, seed traits, seed treatments, biological and micro granulated fertilizers, specialty insecticides and fungicides and adjuvants. Our key geographical end-markets include Argentina, which is the third largest market for agricultural biotechnology products, Brazil and the rest of Latin America, the United States, China and India. We sell our products in more than 25 countries globally. Our products and technologies have applicability across a wide variety of crops, including some of the most globally prolific crops such as corn, soy, alfalfa and wheat.

Demand for crop yields from agricultural lands are seeing a dramatic increase as a result of increasing global population, an expanding middle class, trend towards urbanization, decrease in agricultural land per capita, demand for reduced use of environmentally harmful chemicals and an increase in unfavorable weather patterns for farming. This demand cannot be met by conventional farming alone. Agricultural biotechnology products are the only currently viable avenue available to meet this expected high demand in crop yields.

According to the USDA, global demand for grains increased by more than 57% from 1.4 billion metric tons in 1980 to 2.2 billion metric tons in 2010. Furthermore, according to the OECD and the Food and Agriculture Organization of the UN (“FAO”), this demand is expected to increase another 20% by 2020 reaching 2.6 billion metric tons. The increase in demand is primarily driven by population growth in developing countries and an expanding middle class. Also, according to the OECD and the FAO, global population is projected to increase from 7.3 billion in 2016 to 8.2 billion in 2025, with almost all of this increase occurring in developing countries. Also, the OECD estimates that global middle-class population is expected to grow from 1.8 billion people in 2009 to 3.2 billion people by 2020 and 4.9 billion people by 2030. As household incomes rise, demand for protein-rich diets often increases and this drives additional demand for grains. The trend toward urbanization is also causing a large drop in arable land available per capita. The FAO estimates that ratio of arable land to population has declined by over 50% from 1962 to 2010. As a result of this, according to a report from Statista, the number of people fed per hectare is expected to increase by 100% from 2.3 to 5.6 people fed per hectare from 1960 to 2020.

The chart below sets forth the arable land per person over periods indicated.

Arable Land per Person Over Time

In addition to reducing available land for farming, urbanization leads to a change in dietary tendencies. According to the International Service for the Acquisition of Agribiotec Applications (“ISAAA”), the shift on the composition of diets towards more meat consumption has led to an increase in demand for feed grains. The transition also increases demand of open land for cattle raising and grazing, making arable land increasingly scarce. The finite availability of arable land has driven the growth in demand of high yielding agriculture products in order to supply the demand while utilizing less hectarage.

Due to the location of the remaining arable land worldwide and its uneven distribution, certain regions have been driven to produce a larger proportion part of the required supply. As these trends continue South America will present an interesting opportunity for developing and exporting crops, to meet growing demand. For example, according to the USDA, soybean demand is expected to grow over 4% in 2018, with Asia accounting for almost half of that demand and dependent on exports from other countries. According to the USDA Brazil accounted for over 40% of soybean exports over the last five years.

The U.S. EPA has validated that more extreme temperature and precipitation can prevent crops from growing. Dealing with drought could become a challenge in many areas, and although increased irrigation might be possible in some places, in other places water supplies may also be reduced, leaving less water available for irrigation when more is needed. According to the U.S. Global Change Research Program, climate disruptions to agricultural production have increased in the past 40 years and are projected to increase over the next 25 years. By mid-century and beyond, these impacts will be increasingly negative on most crops and livestock.

The charts below set forth fresh water resources per capita and carbon dioxide emissions per capita over time.

Sources: World Bank and U.S. Department of Energy Office of Science.

These trends will continue to drive growth in the global agriculture sector. The USDA reported global demand for grains increased by more than 57% from 1.4 billion metric tons to 2.2 billion metric tons in 2010. Furthermore, according to the OECD and the FAO, this demand is expected to increase by an additional 20% by 2020 reaching 2.6 billion metric tons.

The agricultural sector is of key importance to Argentina. According to the 2017 CIA Factbook, 10.9% of the country’s GDP originates from agriculture and approximately 54% of land has a connection to the agricultural sector (arable land 13.9%; permanent crops 0.4%; permanent pasture 39.6%).

Due to the importance of the sector, the administration led by Mauricio Macri, in office since December 2015, has enacted favourable policies focused on growth for agricultural exports. On December 29, 2015, the government eliminated the export permit system known as the Register of Export Operations, or ROEs, fo

r grains and oilseeds, along with significant reform to export taxes. ROEs were used as export declarations and were allotted based on discretionary government quotas causing restrictions on exports. The removal of these export restrictions and reduction in export taxes are expected to encourage higher production and further innovation. Per the USDA’s October 2017 report, Argentina is the third largest producer and exporter of soybeans and Argentina soybean exports are projected to increase from 7.0 million metric tons in October 2017 to 8.0 million metric tons in October 2018.

The by crop charts below set forth the harvest and production profile in Argentina:

Argentine Harvest and Production Profile

Sources: Argentine Ministry of Agriculture, Livestock and Fishing.

According to ISAAA, conventional crop technology alone cannot address this immense demand or feed the increase in population. Sustainable approaches using the best of conventional crop technology, such as use of the best adapted germplasms, as well as the best of biotechnology are required in order to increase crop productivity enough to meet the growing demands associated with the increase in population. The last 20 years of commercialization of biotech crops has confirmed that biotech crops have and can deliver substantial agronomic, environmental, health, economic and social benefits. The rapid adoption of biotech crops reflects the multiple substantial benefits realized globally and in the last 20 years, with an accumulated 2 billion hectares of biotech crops grown commercially. Furthermore, in many countries, the adoption rate for biotech crops has reached over 90% for major products in principal markets in both developing and industrial companies.

Sustainable approaches using top of the line conventional crop technology, such as use of the best adapted germplasms, as well as the best of biotechnology is required to meet crop productivity demands. The last 20 years of commercialization of biotech crops has confirmed that these have and can deliver substantial agronomic, environmental, health, economic and social benefits. More than 18 million growers in 26 countries have experienced the benefits of biotech crops, including increasing productivity, conserving biodiversity, ability to be self-sufficient on available arable land, mitigating negative impacts of climate change and overall improvement of their economic situation.

According to ISAAA, in most countries adoption for biotech crops has reached over 90% for major products in principal markets in both developing and industrial countries. Globally accumulated hectarage of planted biotech crops have reached over 2 billion worldwide over a period of 20 years, with developing countries leading the growth over the last five years, accounting for 53% of the global biotech hectarage growth in 2017.

According to ISAAA, biotech crops were present in only 24 countries as of 2017, presenting a significant long-term growth opportunity in the sector as demand continues to rise. Approximately, 19 of the countries with biotech crops are considered developing markets. In these countries, the estimated yield gaps exceed 50%, presenting a significant opportunity for improvement. Large agricultural companies, as well as smaller independent research firms, have invested billions of dollars to identify and commercialize high-value seed traits to sell to growers. Given the ability of these products to differentiate through yield performance, these markets have demonstrated stronger growth in sales than conventional seed sales. Phillips McDougall, an industry consultant, estimates the market for GM seeds to be US$20 billion in 2016. ISAAA states that 190 million hectares were planted with GM crops in 2017.

The map below sets forth the global biotechnology crop hectarage in 2016:

Global Biotech Crop Hectarage (2017)

In 2017, according to ISAAA, corn and soybeans represented a majority of the seed biotechnology market, making up approximately 87% of the global biotech seed market. The United States, Brazil and Argentina were the top planters of biotech seeds with more than 150 million hectares under production of biotech crops. As of 2017, the adoption of GM varieties is above 90% for soybean, above 80% for corn and above 65% for cotton. In Argentina, approximately 24 million hectares of biotech crops were planted in 2017 with virtually 100% of soybean, 97% of corn and 95% of cotton hectares utilizing biotech varieties. Historically, the Argentine market has been quick to adopt biotechnology as a result of concentrated nature of farm groups as well as comfort with fast commercialization of new GM varieties.

The chart below sets forth the global adoption rates for different crops in 2017:

The most attractive trait in biotech seeds for growers is herbicide tolerance, which accounts for approximately 47% of all seeds used. However, demand for stacked seed traits continue growing and accounted for 41% of seeds in 2017. The same number was registered on 2016 but related to a smaller planting area of biotech crops (185 MHa on 2016 and 190 MHa on 2017). As more stacked traits seed varieties become available growers will shift towards these to increase profitability. In response to this shift, technology developers are currently focused on stacked traits seeds, which represented 70.8% of the total 176 of approved events during 2017.

The charts below set forth biotechnology crops by trait:

The aggregate economic benefits of biotech crops in the last 21 years account for on incremental US$186.1 billion to growers, according to ISAAA. Over 50% of these gains were in developing countries and the United States, Argentina and India were the top three beneficiaries.

Based on its economic gain to growers and the rest of the agricultural supply chain, biotech crops have been the fastest adopted agricultural technology over the last twenty years, increasing productivity by an aggregate 574 million tons.

Historically, the Argentine market has swiftly adopted biotechnology as a result of concentrated farm groups as well as comfort with the fast commercialization of new GM varieties. Adoption of GM crops in Argentina began in the mid 1990’s with the herbicide-tolerant soybean. The country is in an early adapter and is considered one of the six Founder Biotech Crop Counties alongside countries like the U.S., China and Canada.

As previously mentioned, Argentina is one of the top three countries in terms of global share of planted biotech seed hectares, with approximately 12% of total global planted hectarage. In 2017, approximately 24 million hectares of biotech crops were planted, comprised of 18.1 million hectares of soybean, 5.2 million of corn and 0.25 million of cotton accounting for virtually 100% of soybean, 97% of corn and 95% of cotton hectares utilizing biotech varieties.

The graph below reflects the adoption rates of GM crops in Argentina for the periods indicated:

Adoption Rates of GM Crops in Argentina

Source: USDA Foreign Agricultural Service

In the United States, which is the top producer of biotech seeds, 75 million hectares were planted using biotech crops in 2017. The United States has an established history of rapid adoption rates of GM crops, typically reaching 65% to 90% peak penetration in ten years driven by overall yield and productivity improvements of specific seed traits as well on-going consumer education and resulting acceptance.

The graph below reflects the adoption rates of GM crops in the United States for the periods indicated:

Adoption Rates of GM Crops in the U.S.

Due to this early adoption of technology and its leading position in the biotech market, Argentina has developed one of the first and most recognizable regulatory systems for Genetically Engineered (GE) events. CONABIA has been recognized by FAO as “Center of Reference for the Biosafety of GE Events”; since its creation CONABIA has reviewed over 1,500 permit applications. The Secretary of Agroindustry remains committed to the technological development and improvements of bureaucratic processes for agricultural biotechnology. During 2012, the system was revamped to reduce approval time for new events to 24 months from 42 months, allowing for continued innovation and reduced bureaucracy in the system.

According to the USDA, although Argentina is a major producer and exporter of agricultural biotechnology products, it faces regulatory challenges in providing adequate protection of intellectual property (“IP”) rights for agricultural biotechnology. Current regulation provides growers protection from repercussion if a seed is saved or replanted. Newly proposed legislation introduced in October 2016 looks to address companies’ seed IP by allowing seed companies to attempt to collect under the Patent Law from non-exempt producers for up to three years after the initial purchase.

The global seed market has grown an 85% in ten years up to US$37 billion in 2016 from US$20 billion in 2006 per a 2017 report by Phillips McDougall. Also, GM seeds have grown in prominence, representing up to 55% (US$20 billion) in 2016 growing from only 29% (US$6 billion) of the global market in 2006. This increase of more than 330% in the market size of GM seeds underlines the increasing significance and need for agricultural biotechnology. In response, the Company is strategically targeting the GM seed and integrated seed submarket for its high growth potential.

The graph below reflects the increase in the global seed market and the penetration of biotechnology crops for the periods indicated:

Global Seed Market & Penetration of Biotech Crops

Source: Phillips McDougall, 2017.

The graph below reflects global biotechnology sales by crop and area of biotechnology crops by country:

Global Biotech Sales by Crop and Area of Biotech Crops by Country

Source: ISAAA, 2016.

Syngenta, our joint venture partner and a global leader in crop protection, estimates that the global market for agrochemical products, including crop protection products such as high-tech adjuvants, doubled from 2000 to 2014, reaching an estimated size of US$63 billion. The Company, based on its research and market sources, also estimates this unprecedented growth to continue driven by introduction of new chemistries, which address many unmet agronomic challenges faced by growers, as well as the need to address significant losses from abiotic stresses that could potentially be in excess of US$100 billion.

The International Fertilizer Organization estimates that the global crop nutrition market as represented by the total market value for fertilizer sales is US$171.6 billion. According to the FAO, the demand for global crop nutrition, which includes fertilizer nutrients such as nitrogen, phosphate and potash, has increased from 186.9 million metric tons to 200.5 million metric tons, with a compounded annual growth rate of 1.8%. In response, the Company is strategically targeting the biofertilizer and micro-granulated fertilizer submarket for its potential high growth.

The graph below sets out lost yield potential across a variety of crops.

Abiotic Stress Accounts for 66%-82% of Lost Yield Potential(1)

Note:—

(1)              Source: Biochemistry and Molecular Biology of Plants, Buchanan, Gruissem, Jones, American Society of Plant Physiologists, 2000.

We believe that agricultural biotechnology and biologicals will continue to grow as the benefits of these technologies and products become more widely known and consumers appreciate the similar efficacy to conventional chemicals while also addressing other issues such as pest resistance and environmental safety.

C.               Organizational Structure

Bioceres Solutions Corp. is a Cayman Islands exempted company.

The following diagram depicts our current organizational structure:

The following table identifies our main subsidiaries as of the date of this report:

Name	Country of Incorporation	Ownership Interest (%)	Voting Interest (%)
BCS Holding Inc.	USA	100%	100%
Rasa Holding LLC	USA	100%	100%
Bioceres Semillas S.A.	Argentina	100%	100%
Verdeca LLC	USA	50%	50%
Trigall Genetics S.A.	Uruguay	50%	50%
Rizobacter S.A.	Argentina	80%	80%
Synertech S.A.	Argentina	50%	50%
BCS Argentina S.A. (formerly Semya S.A.)	Argentina	100%	100%

D.               Property, Plant and Equipment

Our main manufacturing and distribution facilities are located in Pergamino, Argentina. Our manufacturing facilities include an approximately 1.05 million-gallon formulation plant, an approximately 24,000-gallon fermentation plant as well as packaging and logistics operations with over 375,000 square feet of warehouse space. In June 2016, we inaugurated our new 250,000-square foot fertilizer facility as part of our joint venture with De Sangosse.

We test and conduct trial runs of our key technologies at our main field station located in Pergamino, Argentina, which also has processing capabilities for foundation seed. We also operate facilities in Brazil and Paraguay and have sales offices or representatives in nine countries.

ITEM 4A.                                       UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                                                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended June 30, 2019 and 2018, for the Transition Period ended June 30, 2017 and for the year ended December 31, 2016 and the notes thereto, included elsewhere in this report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

A.                 Operating Results

Factors affecting our results of operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

Market demand for our products and services

Our sales and profitability are influenced by the demand for our crop productivity products in the particular markets in which we operate. Demand for our seed and integrated products, crop nutrition products and crop protection products is affected by the purchase decisions of our distributors and customers, which are typically driven by fluctuation in agricultural commodities prices, crop profitability and planting decisions, as well as externalities such as general market conditions, grower production decisions and new technology adoption, commodity prices, operating costs and weather conditions.

Fluctuations in commodity prices

Our results of operations, particularly the demand and price for our seed and integrated products, crop production products and crop nutrition products, are affected by global agricultural commodities prices, such as grains, milk, meat, biofuels and biomaterials. Global prices of agricultural commodities vary in accordance with domestic and export market prices, which are primarily affected by the local and global demand for, and supply of, those commodities. Prices for agricultural commodities are also significantly influenced by speculative actions and by currency exchange rates, volatility in credit markets and fluctuation in consumer and business confidence. In addition, prices for agricultural commodities are affected by governmental programs and policies regarding agriculture, as well as general trade, fiscal and exchange control policies. Extrinsic factors, such as drought, floods, general weather conditions, disease and natural disasters may also affect agricultural commodities prices. Demand for agricultural commodities, such as wheat and soybeans, both for human consumption and as cattle feed, has generally increased with worldwide economic growth and prosperity.

Seasonality and weather conditions

Our revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end users of our seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, our sales are concentrated in the third and fourth quarters of each calendar year, when demand for our seed and integrated products, crop protection products and crop nutrition products increases as growers begin planting their fields. With our seed and integrated products business, we contract with growers and seed suppliers based upon our anticipated market demand. Generally, in our seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with our crop protection and our crop nutrition business following a similar cycle to the seed cycle. Milestone, royalty and license revenues are also likely to fluctuate from period to period given the seasonality of agriculture and time required to progress from one milestone to the next.

Our seed and integrated products, crop protection and crop nutrition businesses are also affected by unpredictable weather conditions such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, as well as other hazardous situations beyond our control, which may cause our sales and operating results to fluctuate significantly. In addition, disruptions that cause delays by growers in harvesting or planting can result in the movement of orders to a future quarter, which also causes fluctuations in our quarterly operating results. Finally, some of our customers and distributors order in bulk only one or two times a year, which may further cause our seed product revenues to fluctuate from period to period.

Stages of development of our products

Our results of operations will vary depending on the stage of development of our products and technologies. Some of our products are currently in the early stages of development and our historical operating results are not indicative of the operating results we expect to experience in later stages of product development. As we are able to advance such technologies and products through the development and regulatory phases to commercial launch, we expect our revenues and cash flows to increase. In particular, we expect our operating results prior to the time we fully launch and commercialize HB4 and related technologies included in our EcoSeed products to differ significantly from our operating results following such product launch.

As our seed and integrated products, crop protection and crop nutrition businesses continue to develop internationally, we expect to experience an increase in sales of micro-bead fertilizers and inoculants from our crop nutrition solutions, adjuvants and other crop protection solutions and seed and integrated products as well as to generate additional revenues from licensing fees from third parties and our joint venture partners, due to the introduction of our seed trait products to the global market, as these become commercially available, and due to the acquisition of Rizobacter and its extensive distribution network. We expect to continue to generate license fees from payments that we receive from third parties pursuant to license agreements, as well as royalty fees from distributors and growers who save harvested seeds that contain our technology and then use the seeds in subsequent harvests. We also expect to generate additional revenues from distribution fees that our joint venture partners pay to our proprietary distribution channels for selling seed and integrated products that incorporate our technologies.

Our costs are impacted by the stage of development of our products and technologies, requiring, for example, expenditures in the research, development and regulatory phases of a product without corresponding flows of revenue until the time of commercial launch. Product development expenses may fluctuate from period to period and may also increase if we choose to accelerate certain product development programs or if we elect to take a greater role in the regulatory and commercialization process with respect to one or more of our crop productivity products in development incorporating our crop productivity technologies.

Regulatory environment

Our results of operations will vary depending on the speed in which we are able to obtain regulatory approvals for our products and the cost and expense associated with gaining such approvals. The degree of regulation to which we are subject varies by activity and country. Our ability to sell our technologies and products depends on our obtaining and maintaining necessary authorizations, permits and regulatory approvals in the markets in which we operate. As of the date of this report, we have obtained regulatory approval in Argentina for our HB4 technology and DBN Biotechnology Center of China’s glyphosate and glufosinate tolerant trait (GGT) technology for soybeans and HarvXtra alfalfa. We have obtained the USDA approval for our HB4 technology for soybeans in the United States. Additionally, we have been seeking to obtain regulatory approval for our HB4 technologies in Argentina, Brazil, Paraguay, Uruguay, Bolivia, United States, Canada and India, with plans to seek regulatory approvals either directly or through our joint ventures or collaborators in other large agricultural markets such as Brazil and the United States. Additionally, as we and our third-party collaborators develop new technologies, our results will be affected by our ability to achieve successful product launch and commercialization of approved technologies.

Effects of export taxes on our products

The administration of Argentina has eliminated export duties on wheat, corn, beef and other regional products, and reduced duties on soybeans by 5% from 35% to 30%. With respect to payments for imports of goods and services, the administration announced the elimination of amount limitations for access to the Foreign Exchange Market for any new transactions as of December 17, 2015, and for existing debts for imports of goods and services as of April 22, 2016. On January 2, 2017, the Argentine government enacted a further reduction of the export duties rate set for soybean and soybean products, setting a monthly 0.5% cut on the export duties rate beginning in January 2018. However, due to the foreign exchange crisis in the second half of 2018, in September 2018, general export duties were re-imposed and the progressive reduction of export duties on soybean products stopped. For example, a general additional export duty has been imposed on all exports of goods, levied on the lower of 12% of the good’s FOB value or AR$3 or AR$4 per each US$1, depending on the kind of the good. Also, in addition to the general additional export duty described above, exports of soybean and soybean products have been subject to an export duty equal to 18%. As local prices are determined by, among other things, the export parity reference, any change in export taxes would affect its financial results.

Effects of purchase price allocation

Since the Rizobacter Acquisition on October 19, 2016, we have consolidated Rizobacter into our group’s accounting, and applied rules related to accounting purchase price allocation, or PPA, that have significantly impacted our balance sheet and results since the acquisition date. PPA rules required us to revalue assets and liabilities at fair market value, including inventories, property, plant and equipment, intangible assets and investments in joint ventures, including Rizobacter’s 50% equity interests in Synertech and Semya. Our results of operations will be affected as the remaining revalued inventories are sold (recognizing a non-cash, non-recurring charge resulting in higher cost of goods sold related to the sale of those revalued inventories), the revalued property, plant and equipment is depreciated over its remaining useful life resulting in higher non-cash depreciation expenses, and the revalued intangible assets (including customer relationships, intellectual property and product registrations) are amortized over their remaining useful life resulting in higher non-cash amortization expenses.

Our results of operations for the year ended June 30, 2019 were affected by a PPA related non-cash charges principally related to R&D expenses and selling, general and administrative expenses of US$2.0 million related to incremental amortization and depreciation charges from revalued intangible assets and property, plant and equipment. Those effects were partially offset by an income tax benefit related to PPA for US$0.4 million. As of June 30, 2019, our consolidated statements of financial position included PPA valuation step-ups of US$6.4 million in revalued property, plant and equipment, US$28.1 million in revalued intangible assets, US$23.6 million in revalued investments in joint ventures and US$8.7 million in revalued deferred tax liabilities, as well as US$24.1 million of goodwill related to the Rizobacter Acquisition.

Our results of operations for the year ended June 30, 2018, were affected by the following PPA-related non-cash charges principally related to: (i) cost of sales included a non-recurring incremental cost of US$2.3 million related to PPA adjustments for revalued inventories sold since the acquisition date, and (ii) R&D expenses and selling, general and administrative expenses of US$1.6 million related to incremental amortization charges from revalued intangible assets and property, plant and equipment. Those effects were partially offset by an income tax benefit related to PPA for US$5.0 million. As of June 30, 2018, our consolidated statements of financial position included PPA valuation step-ups of US$4.2 million in revalued property, plant and equipment, US$19.0 million in revalued intangible assets, US$16.4 million in revalued investments in joint ventures and US$5.9 million in revalued deferred tax liabilities, as well as US$14.4 million of goodwill related to the Rizobacter Acquisition.

Our results of operations for the Transition Period were affected by the following PPA related non-cash charges principally related to: (i) cost of sales including a non-recurring incremental cost of US$2.4 million related to PPA adjustments for revalued inventories sold since the date of Rizobacter Acquisition, and (ii) R&D expenses and selling, general and administrative expenses of US$1.1 million related to incremental amortization and depreciation charges from revalued intangible assets and property, plant and equipment. Those effects were partially offset by an income tax benefit related to PPA for US$1.2 million. As of June 30, 2017, our consolidated statements of financial position included PPA valuation step-ups of US$2.4 million in remaining Rizobacter revalued inventories, US$7.4 million in revalued property, plant and equipment, US$34.8 million in revalued intangible assets, US$28.4 million in revalued investments in joint ventures and US$15.6 million in revalued deferred tax liabilities, as well as US$25.1 million of goodwill related to the Rizobacter Acquisition.

Our results of operations for the year ended December 31, 2016, were affected by the following PPA related non-cash charges principally related to: (i) cost of sales including a non-recurring incremental cost of US$7.5 million related to PPA adjustments for revalued inventories sold since the date of Rizobacter Acquisition, and (ii) R&D expenses and selling, general and administrative expenses of US$0.4 million related to incremental amortization and depreciation charges from revalued intangible assets and property, plant and equipment. Those effects were partially offset by an income tax benefit related to PPA for US$0.6 million. As of December 31, 2016, our consolidated statements of financial position included PPA valuation step-ups of US$4.9 million in remaining Rizobacter revalued inventories, US$8.1 million in revalued property, plant and equipment, US$37.3 million in revalued intangible assets, US$29.9 million in revalued investments in joint ventures and US$17.5 million in revalued deferred tax liabilities, as well as US$26.2 million of goodwill related to the Rizobacter Acquisition.

Macroeconomic conditions

Argentina has historically been subject to inflation. According to the INDEC, the NUCPI increased 23.9% between January and December 2014 and 11.9% between January and October 2015. In 2014, based on data from the City of Buenos Aires, the CPI increased by 34.3%. In 2015, based on data from the Province of San Luis, the CPI increased by 31.6% and based on data from the City of Buenos Aires, increased by 26.9%. Between January and April 2016, based on data from the Province of San Luis, the CPI increased by 14.08% and based on data from the City of Buenos Aires, increased by 19.10%. After implementation of the methodological reforms, INDEC reported an increase in the CPI of 16.8% between June and December 2016, an increase of 24.8% in 2017 and increase of 47.6% in 2018. See “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America and Argentina—Argentina—Continuing high inflation may have a negative effect on the Argentine economy and on our financial performance.”

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%. Accordingly, IAS 29 guidance is applicable to our financial statements for periods ending after July 1, 2018. IAS 29 requires the financial information of an entity whose functional currency is a currency of a hyperinflationary economy to be adjusted by applying a general price index and expressed in the measuring unit at the end of the reporting period and then such financial information to be translated into the presentation currency at the prevailing exchange rate. See Note 2.6 to our consolidated financial statements included elsewhere in this report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America and Argentina—Argentina—As of July 1, 2018, the peso qualifies as a currency of a hyperinflationary economy, and we are required to apply inflationary adjustments to our financial statements, which could adversely affect our Argentine subsidiaries’ financial statements, results of operations and financial condition” and “—Factors affecting comparability of prior periods.”

Factors affecting comparability of prior periods

A number of factors have a significant impact on our business and results of operations, the most important of which are the following:

In December 2016, our Parent and its subsidiaries approved a change in their fiscal year end from December 31 to June 30. Following the Transition Period, our Parent’s and its subsidiaries’ fiscal year end was June 30 of each year. Due to this change, the Transition Period figures presented in our consolidated financial statements are not entirely comparable to those presented for the years ended June 30, 2019 and 2018 or

December 31, 2016. For comparative purposes, we have presented unaudited financial information for the twelve-month period ended June 30, 2017 and six-month period ended June 30, 2016, derived from our unaudited consolidated financial statements, which are not included in this report.

The comparability of our results of operations is also affected by the consummation of the Rizobacter Acquisition on October 19, 2016. Our operating results for the periods following the Rizobacter Acquisition may not be comparable to the periods prior to the Rizobacter Acquisition.

The application of IAS 29 as from July 1, 2018, which changed the mechanism for translating the financial information into U.S. Dollars that we have been applying up to June 30, 2018, affects the comparability of the figures reported for the year ended June 30, 2019 with the corresponding previous periods.

Results of operations

We have based the following discussion on our consolidated financial statements included elsewhere in this report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended June 30, 2019 and 2018

As of July 1, 2018, we began to apply IAS 29 “Financial reporting in hyperinflationary economies” to our financial statements. As a result, results of operations for the year ended June 30, 2019 have been accounted for using such standard, while results of operations for the year ended June 30, 2018, have not.

The table below illustrates our results of operations for the year ended June 30, 2019 and for the year ended June 30, 2018.

	For the Year Ended June 30, 2019	For the Year Ended June 30, 2018
	(US$)
Total Revenue	160,605,296	133,542,704
Cost of sales	(86,964,881)	(77,094,551)
Research and development expenses	(3,689,391)	(3,950,100)
Selling, general and administrative expenses	(39,243,800)	(35,263,688)
Share of loss of joint ventures and associates	1,012,486	(2,136,801)
Other income, net	365,900	613,389
Operating income	32,085,610	15,710,953
Finance results	(41,458,217)	(40,950,716)
Loss before income tax	(9,372,607)	(25,239,763)
Income tax (expense) benefit	(6,986,284)	10,928,517
Loss for the period	(16,358,891)	(14,311,246)
Other comprehensive income (loss)	3,904,365	(31,833,554)
Total comprehensive loss(1)	(12,454,526)	(46,144,800)
Non-IFRS measures
Adjusted EBITDA (unaudited)(2)	41,345,206	22,370,693
Adjusted EBITDA Margin (unaudited)(2)	25.7%	16.8%

(1)              Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.

(2)              Adjusted EBITDA and Adjusted EBITDA Margin are a non-IFRS measures. For a complete presentation of the reconciliation of Net Loss to Adjusted EBITDA, see the section entitled “—Non-IFRS Financial Measures.”

Total Revenue

Total Revenue increased by US$ 27.1 million, to US$160.6 million for the year ended June 30, 2019 from US$133.5 million for the year ended June 30, 2018. US$11.9 million of the US$ 27.1 million increase was caused by the application of IAS 29. Excluding the impact of IAS 29, crop nutrition revenues increased by US$12.7 million, crop protection revenues increased by US$5.8 million and feed and integrated product revenues decreased by US$3.4 million, resulting in a US$15.2 million net increase, which was caused by our ramp up of the existing capacity, which drove sales growth both in Argentina and abroad.

Total Revenue by business segment

Crop Nutrition. Total revenue increased by US$16 million, to US$45.1 million for the year ended June 30, 2019 compared to US$29.1 million for the year ended June 30, 2018. Application of IAS 29 resulted in an increase of US$3.3 million. Excluding this effect, total revenue increased by US$12.7 due to a growth in international inoculants sales and continued growth in micro-beaded fertilizer sales in Argentina, Brazil, Paraguay and Bolivia. Inoculants sales increased by US$2.9 million and fertilizer sales by US$9.8 million.

Crop Protection. Total revenue increased by US$12.5 million, to US$90.2 million for the year ended June 30, 2019 compared from US$77.6 million for the year ended June 30, 2018. Application of IAS 29 resulted in an increase of US $6.7 million. Excluding this effect, total revenue increased by US$5.8 million mainly due to higher sales of insecticides, fungicides and other crop protection products.

Seed and Integrated Products. Total revenue decreased by US$1.5 million, to US$25.3 million for the year ended June 30, 2019 compared to US$26.8 million for the year ended June 30, 2018. Application of IAS 29 resulted in an increase of US$1.9 million. Excluding this effect, total revenue decreased due to lower integrated product of Rizobacter and seed sales totaling US$3.4 million as a result of a restructuring process in Bioceres Semillas S.A., our proprietary seed commercial channel, in preparation for the upcoming HB4 launch.

Cost of sales

Cost of sales increased by US$9.9 million, to US$87 million for the year ended June 30, 2019 from US$77.1 million for the year ended June 30, 2018. Application of IAS 29 resulted in an increase of $13.4 million in our reported cost of sales. Excluding such impact, cost of sales decreased by US$3.5 million, primarily as a result of lower costs in crop protection and seed and integrated products by US$ 9.0 million, partially offset by higher cost of sales in crop nutrition.

Cost of sales in the year ended June 30, 2018 were affected by a non-recurring incremental cost related to Rizobacter’s Purchase Price Allocation (“PPA”) which caused inventory adjustments of $1.4 million in crop protection, $0.4 million in crop nutrition and $0.3 million in seed and integrated products.

Cost of sales by business segment

Crop Protection. Cost of sales of crop protection products increased by US$4.5 million, to US$54.0 million for the year ended June 30, 2019 from US$49.4 million for the year ended June 30, 2018. Excluding the effect of applying IAS 29, which totaled US$8.2 million, cost of sales of crop protection decreased by US$3.7 million primarily as a result of lower cost in adjuvants of US$7.9 million offset by an increase in the cost of sales of insecticides, fungicides and other crop protection products.

Seed and Integrated Products. Cost of sales decreased by US$3.6 million, to US$9.8 million for the year ended June 30, 2019 from US$13.4 million for the year ended June 30, 2018. Excluding the effect of applying IAS 29, which totaled US$1.7 million, cost of sales decreased by US$5.4 million due to lower costs of Rizobacter integrated products and seeds.

Crop Nutrition. Cost of sales increased by US$9.0 million, to US$23.2 million for the year ended June 30, 2019 from US$14.2 million for the year ended June 30, 2018. Excluding the effect of applying IAS 29, which totaled US$3.4 million, cost of sales increased by US$5.6 million, primarily as a result of higher sales of fertilizers and inoculants.

Research and development expenses

Research and development expenses include ongoing efforts to maintain and continuously update our existing product portfolio. Research and development expenses decreased by US$0.2 million, to US$3.7 million for the year ended June 30, 2019 from US$3.9 million for the year ended June 30, 2018, primarily as a result of decreased R&D employee costs of US$0.9 million, partially offset by higher charge for amortization of intangible assets of US$0.1 million, higher expenses in laboratory supplies and materials of US$0.3 million and higher expenses in professional fees and outsourced services of US$ 0.3 million.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by US$4.0 million, to US$39.2 million for the year ended June 30, 2019 from US$35.3 million for the year ended June 30, 2018. Excluding one-time transaction expenses related to the merger with Union Acquisition Corp. of US$4.5 million, selling, general and administrative expenses declined by US$0.6 million, mainly due to the steep depreciation of the Argentine peso.

Share of profit of joint ventures and associates

The loss resulting from our share in the profit of joint ventures and associates increased US$3.1 million, to a profit of US$1.0 million for the year ended June 30, 2019 from a loss of US$2.1 million for the year ended June 30, 2018 as a result of higher incomes relating to our equity holdings in Synertech of US$ 2.5 million and in Trigall Genetics of US$0.6 million.

Other income

Other income decreased to US$0.4 million for the year ended June 30, 2019 from US$0.6 for the year ended June 30,2018, primarily as a result of less miscellaneous income.

Operating profit

As a result of the foregoing, operating profit increased by US$16.4 million, to a profit of US$32.1 million for the year ended June 30, 2019 from a profit of US$15.7 million for the year ended June 30, 2018.

Finance results

Finance income: finance income increased by US$7.4 million, to US$8.7 million for the year ended June 30, 2019 from US$1.3 million for the year ended June 30, 2018, primarily as a result of the US$ 6.6 million gain for cancellation of the purchase option of Rizobacter.

Finance costs: finance costs increased by US$7.7 million, to US$26.1 million for the year ended June 30, 2019 from US$18.4 million for the year ended June 30, 2018, primarily as a result of higher interest expenses of US$7.5 million.

Other finance results: the charge of other finance results increased by US$ 0.3 million for the year ended June 30, 2019 as a result of the share-based payment cost of listing shares of US$ 20.9 million and higher exchange differences generated by liabilities of US$ 16.7 million, partially offset by the net gain of inflation effect on monetary items of US$ 14.7 million and higher exchange differences generated by assets of US$ 22.6 million.

Loss before income tax

As a result of the foregoing, we recorded a loss before income tax of US$9.4 million for the year ended June 30, 2019 compared to a loss before income tax of US$25.4 million for the year ended June 30, 2018.

Income tax (expense) benefit

Income tax expense amounted to US$7.0 million for the year ended June 30, 2019 compared to a benefit of US$11.0 million for the year ended June 30, 2018, primarily due to the profits recorded by Rizobacter.

Loss for the period

As a result of the foregoing, loss for the period amounted to US$16.4 million for the year ended June 30, 2019 compared to US$14.3 million for the year ended June 30, 2018.

Other comprehensive income

Other comprehensive income amounted to US$3.9 million for the year ended June 30, 2019 compared to a comprehensive loss of US$31.8 million for the year ended June 30, 2018, primarily as a result of less exchange difference expenses on translation of foreign operations of US$49.0 million, partially offset by less gains from revaluation of property, plant and equipment, net of tax for US$11.4 million and from tax rate change over revaluation of property, plant and equipment for US$1.8 million.

Total comprehensive loss

As a result of the foregoing, we recorded a total comprehensive loss of US$12.4 million for the year ended June 30, 2019 compared to a total comprehensive loss of US$46.1 million for the year ended June 30, 2018.

Comparison of the year ended June 30, 2018 and the twelve-month period ended June 30, 2017

The table below illustrates our results of operations for the year ended June 30, 2018 and for the twelve-month period ended June 30, 2017. We present unaudited financial information for the twelve-month period ended June 30, 2017 for comparative purposes only. The information for the twelve-month period ended June 30, 2017 is derived from unaudited consolidated financial statements, which are not included in this report.

	For the Year Ended June 30, 2018	For the Twelve- Month Period Ended June 30, 2017(1)
		(unaudited)
	(US$)
Total revenue	133,542,704	87,108,647
Cost of sales	(77,094,551)	(59,421,443)
Research and development expenses	(3,950,100)	(2,708,852)
Selling, general and administrative expenses	(35,263,688)	(23,358,600)
Share of loss of joint ventures and associates	(2,136,801)	(1,129,787)

	For the Year Ended June 30, 2018	For the Twelve- Month Period Ended June 30, 2017(1)
Other income / (loss), net	613,389	79,017
Operating income	15,710,953	568,982
Finance results	(40,950,716)	(17,852,202)
Loss before income tax	(25,239,763)	(17,283,220)
Income tax benefit	10,928,517	4,208,670
Loss for the period	(14,311,246)	(13,074,550)
Other comprehensive loss	(31,833,554)	(7,293,941)
Total comprehensive loss(2)	(46,144,800)	(20,368,491)
Non-IFRS measures
Adjusted EBITDA (unaudited)(3)	22,370,693	14,190,302
Adjusted EBITDA Margin (unaudited)(3)	16.8%	16.3%

Notes:—

(1)              Consolidated statements of profit or loss and other comprehensive income for the twelve-month period ended June 30, 2017 include the consolidated statements of profit or loss and other comprehensive income of Rizobacter from October 19, 2016 (the date whereupon we assumed control of Rizobacter following its acquisition by us).

(2)              Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.

(3)              Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. For a complete presentation of the reconciliation of Net Loss to Adjusted EBITDA, see the section entitled “—Non-IFRS Financial Measures.”

Total Revenue

Total Revenue increased by US$46.4 million, to US$133.5 million for the year ended June 30, 2018 from US$87.1 million for the twelve-month period ended June 30, 2017, as a result of an increase in crop protections sales of US$25.0 million, in crop nutrition sales of US$17.2 million and in seed and integrated products sales of US$4.2 million, in line with the expansion of our business as a result of the Rizobacter Acquisition.

Total Revenue by business segment

Crop Protection. Total revenue increased by US$25.0 million, to US$77.7 million for the year ended June 30, 2018 compared from US$52.7 million for the twelve-month period ended June 30, 2017, as a result of an increase in adjuvants sales of US$12.4 million and higher sales of insecticides, fungicides and other crop protection products of US$12.5 million.

Seed and Integrated Products. Total revenue increased by US$4.2 million, to US$26.8 million for the year ended June 30, 2018 compared to US$22.6 million for the twelve-month period ended June 30, 2017, due to higher integrated product of Rizobacter sales totaling US$6.3 million, offset by a decrease in seeds and royalty sales of US$2.1 million.

Crop Nutrition. Total revenue increased by US$17.2 million, to US$29.1 million for the year ended June 30, 2018 compared to US$11.9 million for the twelve-month period ended June 30, 2017, due to higher inoculants sales totaling US$8.0 million and fertilizers sales of US$9.2 million.

Cost of sales

Cost of sales increased by US$17.7 million, to US$77.1 million for the year ended June 30, 2018 from US$59.4 million for the twelve-month period ended June 30, 2017, primarily as a result of higher cost in crop protection sales of US$10.0 million, in crop nutrition cost of sales of US$7.3 million and in seed and integrated products of US$0.4 million, in line with the expansion of our business as a result of the Rizobacter Acquisition.

Cost of sales by business segment

Crop Protection. Cost of sales of crop protection products increased by US$10.0 million, to US$49.4 million for the year ended June 30, 2018 from US$39.5 million for the twelve-month period ended June 30, 2017, primarily as a result of higher cost in adjuvants sales of US$9.9 million and insecticides, fungicides and other crop protection products of US$4.8 million. These factors were offset by a decrease in the non-recurring incremental cost related to PPA adjustments in inventories of US$ 4.7 million.

Seed and Integrated Products. Cost of sales increased by US$0.4 million, to US$13.4 million for the year ended June 30, 2018 from US$13.0 million for the twelve-month period ended June 30, 2017, due to higher costs of Rizobacter integrated products sold totaling US$2.2 million offset by a decrease in cost of sales for our seed products and totaling US$1.8 million.

Crop Nutrition. Cost of sales increased by US$7.3 million, to US$14.2 million for the year ended June 30, 2018 from US$6.9 million for the twelve-month period ended June 30, 2017, primarily as a result of higher cost in fertilizers sales of US$5.9 million and an increase of US$1.7 million in inoculants cost of sales.

Research and development expenses

Research and development expenses increased by US$1.2 million, to US$3.9 million for the year ended June 30, 2018 from US$2.7 million for the twelve-month period ended June 30, 2017, primarily as a result of increased R&D employee costs of US$0.6 million, a higher charge for amortization of intangible assets and for depreciation of property, plant and equipment of US$0.5 million and higher expenses in laboratory supplies and materials of US$0.7 million. The effect of these factors was partially offset by miscellaneous R&D expenses, office suppliers and freight expenses of US$0.6 million.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by US$11.9 million, to US$35.3 million for the year ended June 30, 2018 from US$23.4 million for the twelve-month period ended June 30, 2017. Primarily, the increases were attributable to employee costs of US$4.8 million, taxes of US$1.3 million, professional fees of US$0.6 million, charges for impairment of receivables of US$1.4 million, publicity and advertising of US$0.8 million, mobility, travel and freight expenses of US$1.1 million, and other net miscellaneous expenses of US$1.9 million.

Share of loss of joint ventures and associates

The loss resulting from our share in the loss of joint ventures and associates increased US$1.0 million, to US$2.1 million for the year ended June 30, 2018 from US$1.1 million for the twelve-month period ended June 30, 2017 as a result of higher charges relating to our equity holdings in Synertech of US$0.7 million and in Trigall Genetics of US$0.2 million.

Other income

Other income increased to US$0.5 million for the year ended June 30, 2018 from almost nil for the twelve-month period ended June 30, 2017, primarily as a result of miscellaneous income.

Operating profit

As a result of the foregoing, operating profit increased by US$15.1 million, to a profit of US$15.7 million for the year ended June 30, 2018 from a loss of US$0.6 million for the twelve-month period ended June 30, 2017.

Finance results

Finance income: finance income increased by US$25.2 million, to US$27.0 million for the year ended June 30, 2018 from US$1.8 million for the twelve-month period ended June 30, 2017, primarily as a result of an increase in exchange differences generated by assets due to the devaluation of Argentine peso.

Finance costs: finance costs increased by US$48.3 million, to US$67.9 million for the year ended June 30, 2018 from US$19.6 million for the twelve-month period ended June 30, 2017, primarily as a result of higher exchange differences of US$45.8 million and higher interest expenses of US$2.4 million.

Loss before income tax

As a result of the foregoing, we recorded a loss before income tax of US$25.2 million for the year ended June 30, 2018 compared to a loss before income tax of US$17.3 million for the twelve-month period ended June 30, 2017.

Income tax benefit

Income tax benefit amounted to US$10.9 million for the year ended June 30, 2018 compared to a benefit of US$4.2 million for the twelve-month period ended June 30, 2017, primarily as a result of the higher loss incurred and the effect of the tax rate change that occurred in December 2017 in Argentina.

Loss for the period

As a result of the foregoing, loss for the period amounted to US$14.3 million for the year ended June 30, 2018 compared to US$13.1 million for the twelve-month period ended June 30, 2017.

Other comprehensive loss

Other comprehensive loss amounted to US$31.8 million for the year ended June 30, 2018 compared to US$7.3 million for the twelve-month period ended June 30, 2017, primarily as a result of exchange differences on translation of foreign operations of US$34.4 million and partially offset by gains from revaluation of property, plant and equipment, net of tax for US$8.0 million and from tax rate change over revaluation of property, plant and equipment for US$1.8 million.

Total comprehensive loss

As a result of the foregoing, we recorded a total comprehensive loss of US$46.1 million for the year ended June 30, 2018 compared to a total comprehensive loss of US$20.4 million for the twelve-month period ended June 30, 2017.

Comparison of the six-month Transition Period ended June 30, 2017 and six-month period ended June 30, 2016(1)

The table below illustrates our consolidated results of operations for the Transition Period ended June 30, 2017 and six-month period ended June 30, 2016. We present unaudited financial information for the six-month period ended June 30, 2016 for comparative purposes only. The information for the six-month period ended June 30, 2016 is derived from unaudited consolidated financial statements, which are not included in this report.

	Six-month Transition Period Ended June 30, 2017	Six-month Period Ended June 30, 2016(1)
	(unaudited) (US$)
Total revenue	46,885,310	945,912
Cost of sales	(29,613,158)	(790,671)
Research and development expenses	(1,990,268)	(135,270)
Selling, general and administrative expenses	(15,689,598)	(1,158,119)
Share of loss of joint ventures and associates	(649,075)	(226,330)
Other income / (loss), net	54,252	—
Operating income	(1,002,537)	(1,364,478)
Finance results	(10,193,263)	(590,638)
Loss before income tax	(11,195,800)	(1,955,116)
Income tax benefit	2,817,251	469,228
Loss for the period	(8,378,549)	(1,485,888)
Other comprehensive loss	(2,714,241)	—
Total comprehensive loss(2)	(11,092,790)	(1,485,888)
Non-IFRS measures
Adjusted EBITDA (unaudited)(3)	4,133,308	(1,281,583)
Adjusted EBITDA Margin (unaudited)(3)	8.8%	(135.5)%

Notes:—

(1)              Consolidated statements of profit or loss and other comprehensive income for the six-month period ended June 30, 2016 do not include the consolidated statements of profit or loss and other comprehensive income of Rizobacter, which we acquired on October 19, 2016.

(2)              Includes exchange differences on translation of foreign operations and revaluation of property, plant and equipment, net of tax.

(3)              Adjusted EBITDA and Adjusted EBITDA Margin are not non-IFRS measures. For a complete presentation of the reconciliation of Net Loss to Adjusted EBITDA, see the section entitled “—Non-IFRS Financial Measures.”

Total Revenue

Total Revenue increased by US$45.9 million, to US$46.9 million for the Transition Period from US$0.9 million for the corresponding six-month period in 2016, primarily as a result of (i) the addition of Rizobacter’s revenues of US$44.5 million, including revenues during the Transition Period of US$31.2 million from crop protection products, US$6.6 million from integrated products and US$6.6 million from crop nutrition products; and (ii) an increase in seed sales of US$1.5 million, mainly attributable to higher volumes of sales of wheat and soy.

Total Revenue by business segment

Crop Protection. Total revenue was US$31.2 million for the Transition Period compared to nil for the corresponding six-month period in 2016, primarily due to revenue contributed by the Rizobacter Acquisition.

Seed and Integrated Products. Total revenue increased by US$8.1 million to US$9.0 million for the Transition Period compared to US$0.9 million for the corresponding six-month period in 2016, due to higher seed sales totaling US$1.5 million and integrated product sales totaling US$6.6 million driven by the Rizobacter Acquisition.

Crop Nutrition. Total revenue was US$6.6 million for the Transition Period compared to nil for the corresponding six-month period in 2016, primarily due to revenue contributed by the Rizobacter Acquisition, which took place in October 2016.

Cost of sales

Cost of sales increased by US$28.8 million to US$29.6 million for the Transition Period from US$0.8 million for the corresponding six-month period in 2016, primarily as a result of the costs of Rizobacter products sold during the Transition Period totaling US$27.5 million, which includes a non-recurring incremental cost of US$2.4 million related to PPA adjustments for revalued inventories sold during the Transition Period and the higher cost of sales of US$1.3 million for our seed products.

Cost of sales by business segment

Crop Protection. Cost of sales was US$22.6 million for the Transition Period compared to nil for the corresponding six-month period in 2016, primarily due to Rizobacter cost of sales recorded during the Transition Period compared to no Rizobacter sales costs recorded for the corresponding six-month period in 2016.

Seed and Integrated Products. Cost of sales increased by US$4.1 million to US$4.9 million for the Transition Period compared to US$0.8 million for the corresponding six-month period in 2016, primarily due to the costs of Rizobacter products sold during the Transition Period totaling US$2.8 million and a higher cost of sales for our seed products totaling US$1.3 million.

Crop Nutrition. Cost of sales was US$2.1 million for the Transition Period compared to nil for the corresponding six-month period in 2016, primarily due to Rizobacter cost of sales recorded during the Transition Period compared to no Rizobacter cost of sales recorded for the corresponding six-month period in 2016.

Research and development expenses

Research and development expenses increased by US$1.9 million to US$2.0 million for the Transition Period from US$0.1 million for the corresponding six-month period in 2016, primarily as a result of increased R&D employee costs, a higher charge for amortization of intangible assets and for depreciation of property, plant and equipment mainly due to the addition of Rizobacter’s fixed and intangible assets and higher expenses in laboratory supplies and materials.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by US$14.5 million to US$15.7 million for the Transition Period from US$1.2 million for the corresponding six-month period in 2016, primarily as a result of an increase in employees’ salaries and related personnel costs of US$6.6 million, an increase of US$1.6 million in sales and other taxes mainly attributable to the Rizobacter business; an increase of US$1.6 million in charges for amortization of intangible assets and property, plant and equipment, mainly due to the addition of Rizobacter’s intangible and fixed assets; an increase of US$0.9 million in freight expenses mainly attributable to the Rizobacter business; an increase of US$1.0 million in publicity and advertising expenses; an increase of US$1.2 million in professional services fees; and an increase in net miscellaneous expenses of US$1.7 million.

Share of loss of joint ventures and associates

The loss resulting from our share in the loss of joint ventures and associates increased by US$0.4 million to US$0.6 million for the Transition Period from US$0.2 million for the corresponding six-month period in 2016, primarily as a result of higher charges relating to our equity holdings in Synertech (through our acquisition of Rizobacter), partially offset by lower charges relating to our equity holdings in Trigall Genetics.

Other income

Other income increased to US$0.1 million for the Transition Period from nil for the corresponding six-month period in 2016, primarily as a result of the sale of equipment and other miscellaneous income.

Operating loss

As a result of the foregoing, operating loss decreased by US$0.4 million to US$1.0 million for the Transition Period from US$1.4 million for the corresponding six-month period in 2016.

Finance results

Finance income increased by US$1.6 million to US$1.8 million for the Transition Period from US$0.2 million for the corresponding six-month period in 2016, primarily as a result of an increase in exchange differences of US$1.0 million, higher interest income of US$0.5 million and changes in fair value of financial assets or liabilities of US$0.1 million.

Finance costs increased by US$11.3 million to US$12.0 million for the Transition Period from US$0.7 million for the corresponding six-month period in 2016, primarily as a result of higher interest expenses of US$7.4 million, resulting mainly from interest charges contributed by Rizobacter, higher exchange differences of US$2.5 million, higher financial commissions from Rizobacter of US$1.0 million, and increases in fair value of financial assets or liabilities of US$0.3 million.

Loss before income tax

As a result of the foregoing, we recorded a loss before income tax of US$11.2 million for the Transition Period compared to a loss before income tax of US$1.9 million for the corresponding six-month period in 2016.

Income tax benefit

Income tax benefit amounted to US$2.8 million for the Transition Period compared to a benefit of US$0.5 million for the corresponding six-month period in 2016, primarily as a result of the higher loss incurred.

Loss for the period

As a result of the foregoing, loss for the period amounted to US$8.4 million for the Transition Period compared to US$1.5 million for the corresponding six-month period in 2016.

Other comprehensive loss

Other comprehensive loss amounted to US$2.7 million for the Transition Period compared to nil for the corresponding six-month period in 2016, primarily as a result of exchange differences on translation of foreign operations of US$4.7 million, partially offset by gains from revaluation of property, plant and equipment, net of tax for US$2.0 million.

Total comprehensive loss

As a result of the foregoing, we recorded a total comprehensive loss of US$11.1 million for the Transition Period compared to a total comprehensive loss of US$1.5 million for the corresponding six-month period in 2016.

Non-IFRS Financial Measures

We supplement the use of IFRS financial measures in this report with non-IFRS financial measures, including Adjusted EBITDA and Adjusted EBITDA Margin.

These non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, these non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These non-IFRS financial measure should only be used to evaluate our results of operations in conjunction with the most comparable IFRS financial measures.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue.

We believe that Adjusted EBITDA and Adjusted EBITDA Margin provide useful supplemental information to investors about us and our results. Adjusted EBITDA and Adjusted EBITDA Margin are among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA, Adjusted EBITDA Margin and similarly titled measures are frequently used by our competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in our industry. We also believe that Adjusted EBITDA and Adjusted EBITDA Margin are helpful to investors because they provide additional information about trends in our core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results. Adjusted EBITDA and Adjusted EBITDA Margin should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA and Adjusted EBITDA Margin have limitations as an analytical tool, including:

•                       Adjusted EBITDA and Adjusted EBITDA Margin do not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;

•                       Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our financial expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other financial income;

•                       Adjusted EBITDA and Adjusted EBITDA Margin do not reflect our income tax expense or the cash requirements to pay our income taxes;

•                       although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA and Adjusted EBITDA Margin do not reflect any cash requirements for the replacements;

•                       although share-based compensation is a non-cash charge, Adjusted EBITDA and Adjusted EBITDA Margin do not consider the potentially dilutive impact of share-based compensation; and

•                       other companies may calculate Adjusted EBITDA, Adjusted EBITDA Margin and similarly titled measures differently, limiting its usefulness as a comparative measure.

We compensate for the inherent limitations associated with using Adjusted EBITDA and Adjusted EBITDA Margin through disclosure of these limitations, presentation of our consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS measure, income/(loss) for the period or year.

The table below provides a reconciliation of our income or loss for the period/year to Adjusted EBITDA and Adjusted EBITDA Margin:

	Year Ended June 30,		Six-Month Transition Period Ended June 30, 2017	Year Ended December 31,
	2019	2018	2017	2016
	(US$)
Reconciliation of Net Loss to Adjusted EBITDA:
Loss for the period/year	(16,358,891)	(14,311,246)	(8,378,549)	(6,181,889)
Income tax (expense) benefit	6,986,284	(10,928,517)	(2,817,251)	(1,860,647)
Finance results	41,458,217	40,950,716	10,193,263	8,249,577
Depreciation of property, plant and equipment	2,450,256	2,230,881	1,254,657	584,293
Amortization of intangible assets	2,376,920	2,141,476	1,418,529	424,179
Inventory purchase price allocation charge	—	2,257,378	2,436,949	7,516,071
Stock-based compensation (reversal) charges	(102,827)	30,005	25,710	43,827
Transaction expenses	4,535,247	—	—	—
Adjusted EBITDA (unaudited)	41,345,206	22,370,693	4,133,308	8,775,411
Adjusted EBITDA Margin (unaudited)	25.7%	16.8%	8.8%	21.3%

Critical accounting policies

The preparation of our consolidated financial statements and related disclosures in accordance with IFRS requires our management to make certain judgments, estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these judgments, estimates and assumptions. The judgments, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed in our audited consolidated financial statements included elsewhere in this report. See Note 2 to Bioceres’ consolidated financial statements “General Information” for a description of the preparation of the consolidated financial statements.

In order to provide an understanding of the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our critical accounting policies in Note 5 to our audited consolidated financial statements included elsewhere in this report.

B.               Liquidity and Capital Resources

Overview

Since our inception, we have funded our operations primarily with sales of our products, borrowings, including loans and credit facilities, and equity contributions from our shareholders. Our principal use of cash is to fund our operations, investments in intangible assets, expenditures in property, plant and equipment, working capital requirements and repayment of debt obligations.

As of June 30, 2019, our cash and cash equivalents amounted to US$3.4 million. As of June 30, 2019, we held other current financial assets that amounted to US$4.7 million.

We have been improving our financial position year over year and we have generated positive operating cash flows in recent years. This positive operating cash flow has allowed us to decrease our ratio of indebtedness to Adjusted EBITDA from 4.34x as of June 30, 2018 to 2.25x as of June 30, 2019, and to decrease the ratio of current liabilities over current assets from 1.39x as of June 30, 2018 to 1.16x as of June 30, 2019.

We believe that our existing cash and cash equivalents, cash inflows from revenue and borrowings (including refinancing debt and credit lines) will be adequate to meet our anticipated cash needs for the next 12 months. Subsequent to June 30, 2019, we renewed all of our revolving credit facilities that had expired for a total amount of $17.2 million and paid all the instalments due in a timely manner with resources generated from the business operations or new borrowings. Approximately $33.6 million of the total current borrowings as of June 30, 2019 have the renewal option. We expect to continue to renew the future installments in similar conditions while working on long-term facilities that allow us to refinance the current debt permanently. See Note 1 to Bioceres’ consolidated financial statements included elsewhere in this report.

Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. To the extent that our existing cash and cash equivalents are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity securities in order to raise additional funds, substantial dilution to existing shareholders may occur. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. We cannot assure the investor that we would be able to raise additional funds on favorable terms or at all.

On October 15, 2019, we entered into a loan agreement with Arvesa Corp. and Bioceres LLC, our controlling shareholder, as lenders. The facility is for an amount of up to US$20 million, of which US$15 million has been drawdown as of the date of this report. Drawdown capital and capitalized interest are due after 24 months of the date of the loan agreement. Cash interest will be paid quarterly at a 15% rate. The portion of the loan funded by Arvesa is guaranteed by Bioceres S.A. and Bioceres LLC.

Cash flows

Set forth below is a comparative discussion of our cash flows, which includes cash flows from discontinued operations.

Statement of Cash Flows

The tables below illustrate our statement of cash flows for the periods indicated:

	Year Ended June 30,		Six-month period Ended June 30,	Year Ended December 31,
	2019	2018	2017	2016
	(US$)
Statement of cash flow of Bioceres:
Net cash flows provided by (used in) operating activities	29,694,813	18,386,868	9,550,627	(1,223,601)
Net cash flows used in investing activities	(3,260,852)	(8,219,684)	(10,079,879)	(41,868,228)

	Year Ended June 30,		Six-month period Ended June 30,	Year Ended December 31,
	2019	2018	2017	2016
	(US$)
Net cash flows (used in) provided by financing activities	(26,946,194)	(10,457,805)	1,166,419	43,967,416
Net (decrease) increase in cash and cash equivalents	(512,233)	(290,621)	637,167	875,587

Net cash flows provided by / (used in) operating activities

Cash provided by operating activities for the year ended June 30, 2019 amounted to US$29.7 million. Our loss of US$16.4 million and working capital outflows of US$11.7 million were offset by non-cash positive adjustments for income tax expense of US$7 million, non-cash positive adjustments relating primarily to financial results of US$41.5 million, depreciation and amortization charges of US$4.8 million and non-cash transaction expenses of US$4.5 million.

Cash provided by operating activities for the year ended June 30, 2018 amounted to US$18.4 million. Our loss of US$14.3 million and non-cash negative adjustments for income tax credit of US$10.9 million a and working capital outflows of US$ 8.1 million were offset by non-cash positive adjustments relating primarily to financial results of US$40.1 million, inventory purchase price allocation charge of US$2.3 million and depreciation and amortization charges of US$4.4 million.

Cash provided by operating activities for the Transition Period amounted to US$9.6 million. Our loss of US$8.4 million, non-cash negative adjustments for income tax credit of US$2.8 million were offset by a positive variation in net working capital of US$4.4million and non-cash positive adjustments relating primarily to interest, exchanges differences and other financial results accrued of US$10.2 million, depreciation and amortization charges of US$2.7 million and charges for our share in the results of joint ventures of US$0.6 million and charges for allowance for impairment of trade debtors and obsolescence of US$0.5 million.

Cash used in operating activities for the year ended December 31, 2016 amounted to US$1.2 million. Our loss of US$6.2 million, non-cash negative adjustments for income tax credit of US$1.9 million, working capital requirements of US$12.1 million, were partially offset by non-cash positive adjustments relating primarily financial results accrued of US$8.3 million, inventory purchase price allocation charge of US$7.5 million, depreciation and amortization charges of US$1.0 million, charges for our share in the results of joint ventures of US$0.7 million and charges for allowance for impairment of trade debtors, obsolescence and contingencies of US$1.4 million.

Net cash flows used in investing activities

Cash used in investing activities for the year ended June 30, 2019 amounted to US$3.3 million and was primarily attributable to investments in property, plant and equipment of US$2.1 million and purchases and capitalized development expenditures relating to intangible assets of US$1.4 million.

Cash used in investing activities for the year ended June 30, 2018 amounted to US$8.2 million and was primarily attributable to investments in property, plant and equipment of US$2.8 million, purchases and capitalized development expenditures relating to intangible assets of US$2.9 million and loans to joint ventures in which we participate of US$2.6 million.

Cash used in investing activities for the Transition Period amounted to US$10.1 million and was primarily attributable to restricted short-term deposits of US$4.2 million and loans to joint ventures of US$2.4 million and purchases and capitalized development expenditures relating to intangible assets of US$2.9 million.

Cash used in investing activities for the year ended December 31, 2016 amounted to US$41.9 million and was primarily attributable to the Rizobacter Acquisition of US$40.7 million and purchase of property, plant and equipment of US$0.6 million.

Net cash flows (used) provided by financing activities

Cash used in financing activities for the year ended June 30, 2019 amounted to US$26.9 million and consisted repayments of bank borrowings and other short-term borrowings of US$116.9 million, partially offset by proceeds of US$88.7 million raised from bank borrowings.

Cash used in financing activities for the year ended June 30, 2018 amounted to US$10.5 million and consisted repayments of bank borrowings for US$39.4 million, partially offset by proceeds of US$29.0 million raised from bank borrowings and overdrafts

Cash generated from financing activities for the Transition Period amounted to US$1.2 million and consisted of proceeds of US$60.3 million raised from bank borrowings, partially offset by the repayment of bank borrowings for US$59.2 million.

Cash generated from financing activities for the year ended December 31, 2016 amounted to US$4.0 million and consisted of proceeds raised from issuance of preferred shares in the amount of US$42.0 million (to fund the cash consideration of the Rizobacter Acquisition), bank borrowings for US$10.5 million, partially offset by repayments of bank borrowings and interest payments of US$8.5 million.

Indebtedness

As of June 30, 2019, our total outstanding borrowings were US$103.6 million, which consists of US$66.5 million of current borrowings, including US$46.5 million of the short-term portion of long-term loans, US$5.8 million in discounted checks, US$8.4 million in corporate bonds, US$5.4 million in loans from the Parent and its affiliates, leasing debts of US$0.4 million, and US$37 million of non-current borrowings, consisting of long-term loans, corporate bonds and loans received from the Parent, its subsidiaries and their respective related parties.

Our borrowings denominated in Argentine pesos as of June 30, 2019 amounted to US$6.4 million and include loans for US$6.1 million that bear fixed interest rates ranging from 21.6% to 65%, and loans for US$0.2 million that bear variable interest rates that ranged from 25.4% to 81%. Our borrowings denominated in currencies other than the Argentine peso as of June 30, 2019 amounted to US$97.2 million that bear fixed interest rates ranging from 5.25% to 16%. Of our total outstanding borrowings as of June 30, 2019, US$51.0 million was unsecured, US$19.9 million was by certain receivables, US$11.6 million was secured by third-party checks, US$4.3 million was secured by time deposits and US$0.8 million was secured by certain property and plant and equipment and US$16.0 million was secured with a first lien mortgage of real estate assets and a pledge on the shares representing 10% of the holding of Rasa Holding LLC in the capital of Rizobacter Argentina S.A. Additionally, as of June 30, 2019 we had current liabilities for financed payments relating to the acquisition of Rizobacter of US$2.8 million.

Syndicated Loan Facility

In order to finance working capital and improve our capital structure, we consummated a syndicated loan facility for up to US$45 million among Rizobacter and a group of banks including Banco de Galicia y Buenos Aires S.A., as administrative agent (the “Syndicated Loan Facility”), with a first installment of US$22 million funded in March 2017 and a second installment of US$23 million funded in April 2017. The terms of the syndicated loan dictate a final maturity in 48 months, with quarterly interest payments at a 6.5% annual rate, and

13 quarterly principal repayments after a one-year grace period. As of June 30, 2019, there was US$24.2 million outstanding under the Syndicated Loan Facility.

The proceeds of the Syndicated Loan Facility were used to fund repayment of Rizobacter’s short-term borrowings and working capital needs. The facility is guaranteed with a portion of Rizobacter’s cash flows, a US$4.5 million dedicated term deposit and by Bioceres S.A. The Syndicated Loan Facility includes certain standard representations and warranties on behalf of Rizobacter and certain covenants, including limitations on the change of control, i.e., reduction of our shareholding in Rizobacter’s capital stock, and on dividends by Rizobacter and payments to shareholders of Rizobacter while the loan facility is effective. The Syndicated Loan Facility limits lending by Rizobacter in favor of any affiliate for an amount in excess of US$5 million. The facility also contemplates certain financial covenants which may limit Rizobacter’s ability to incur additional debt, requiring a ratio of financial debt to EBITDA of no more than 3x, interest coverage ratios ranging from 1.2x to 2x over the course of the loan and limitations placed on the overall ratio of liabilities to assets ranging from 0.85x to 0.8x over the course of the loan. As of June 30, 2019, due to macroeconomic conditions in Argentina, Rizobacter failed to comply with the financial ratio covenants of liabilities to assets under the Syndicated Loan Facility and obtained a waiver for the fiscal year ended June 30, 2019 from the majority lenders. We are required to review covenant compliance annually. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—Our substantial current indebtedness could adversely affect our financial condition.”

Private Corporate Bonds

On April 5, 2019 Rizobacter Argentina S.A. completed the offering of $16 million in aggregate principal amount of corporate bonds due 2021, as follows:

Series I - Inversiones Odisea

On April 5, 2019, we issued $13 million in aggregate principal amount of 10.55% corporate bonds due 2021 to Inversiones Odisea, a company duly constituted in and in accordance with the laws of the Republic of Chile.  The principal will be amortized in four semiannual instalments beginning on the sixth month following the date of issuance. The four instalments will be identical, each representing 25% of the principal amount issued. Interest will be paid on a semiannual basis at a fixed annual nominal rate. As of June 30, 2019, the principal outstanding amount under Series I is US$13 million.

Series II - Compass Latam High Yield

On April 5, 2019, we issued $3 million in aggregate principal amount of 10.55% corporate bonds due 2021 to Compass Latam High Yield, an investment fund administered by Compass Group Chile S.A. The principal will be amortized in four semiannual instalments as from beginning on the sixth month following the date of issuance. The four instalments will be identical, each representing 25% of the principal amount issued. Interest will be paid on a semiannual basis at a fixed annual nominal rate. As of June 30, 2019, the capital owed under Series II is US$3 million.

Private corporate bonds are guaranteed by: a) a mortgage on real estate assets owned by the Company, for US$16 million and b) pledge on the shares that represent 10% of the holding of Rasa Holding LLC in the share capital of Rizobacter Argentina S.A. The terms of the bonds also contemplate certain financial covenants which may limit Rizobacter’s ability to incur additional debt, including (i) a ratio of financial debt to EBITDA of no more than 3x; (ii) a ratio of EBITDA to interest expenses of more than 2x for the years 2019, 2020 and 2021; and (iii) a ratio of liabilities to assets of less than (A) 0.825 x for 2019 and (B) 0.8x for 2020 and 2021.

Loan Facility

On October 15, 2019, we entered into a loan agreement with Arvesa Corp. and Bioceres LLC, our controlling shareholder, as lenders. The facility is for an amount of up to US$20 million, of which US$15 million has been drawdown as of today. Drawdown capital and capitalized interest are due after 24 months of the date of the loan document. Cash interest will be paid quarterly at a 15% rate. The portion of the loan funded by Arvesa is guaranteed by Bioceres S.A. and Bioceres LLC.

C.               Research and Development, Patents and Licenses, etc.

For a discussion of our research and development policy, see “Item 4. Information on the Company—B. Business Overview—The Technology Sourcing and Product Development Timeline and Process”. For a discussion of patent and licenses, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.               Trend Information

For a discussion of trend information, see “—A. Operating Results—Factors affecting our results of operations.”

E.               Off-Balance Sheet Arrangements

We do not currently engage in, or have not engaged in for the periods presented, any off-balance sheet transactions, arrangements or obligations with unconsolidated entities or otherwise.

F.                Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2019.

	Payments Due by Period
	Total	Up to One Year	Between One and Three Years	Between Three and Five Years	Subsequent Years
	(as of June 30, 2019)
Trade payables and other payables	42,318,070	41,841,588	476,482
Borrowings(1)	107,673,519	69,149,135	38,524,384	—	—
Financed payment - Acquisition of business(2)	2,937,500	2,937,500	—	—	—
Total	152,929,089	113,928,223	39,000,866	—	—

Notes:—

(1)              Total includes US$4.1 million of prospective interest. The outstanding amount without prospective interest as of June 30, 2019 is US$103.6 million.

(2)              Total includes US$ 110,889 of prospective interest. The outstanding amount without prospective interest as of June 30, 2019 is US$ 2,826,611.

ITEM 6.                                                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.               Directors and Senior Management

Directors

As of June 30, 2019, the following persons (with ages as of the date of this report) are the directors and executive officers of Bioceres Crop Solutions.

Our Executive Officers and Directors

Name	Age	Position
Federico Trucco, Ph.D.	42	Chief Executive Officer and Executive Director
Enrique Lopez Lecube	37	Chief Financial Officer and Executive Director
Ricardo Yapur	61	Managing Director of Rizobacter Argentina S.A.
Gloria Montaron Estrada	48	Executive Director
Gerónimo Watson	41	Chief Technology Officer
Jorge Wagner	50	Chief Operating Officer
Carlos Camargo de Colón	51	Non-Executive Director
Natalia Zang	43	Non-Executive Director
Ari Freisinger	34	Non-Executive Director
Kyle P. Bransfield	35	Non-Executive Director

Biographical information for each member of our Board of Directors and senior management is set forth below.

Federico Trucco. Federico Trucco, Ph.D., has served as our chief executive officer since June 2011 and was appointed as a member of Bioceres S.A.’s board of directors in December 2014. He previously served in various positions at INDEAR including as general manager from 2009 to 2011, director of product development from 2008 to 2009 and research team leader of the Amaranth project from 2005 to 2009. Dr. Trucco also serves as president of Rasa Holding LLC, manager of Verdeca, a director of Heritas and Rizobacter Argentina, and vice president of BCS Argentina S.A. (formerly SEMYA) and AGBM. Dr. Trucco received a Ph.D. in crop sciences and a CBA from the University of Illinois, a Master of Science degree in plant pathology and weed science from the Colorado State University and a bachelor’s degree in biochemistry from the Louisiana State University.

Enrique López Lecube. Enrique López Lecube has served as our chief financial officer since December 2017. He has served as Manager for M&A and Corporate Finance at Lartirigoyen & Cia S.A. — a Glencore subsidiary — since 2016, where he has led transactions in the food, chemical and service industries and worked in the finance department to oversee 10 group entities. Previously, he worked as head trader from 2010 to 2016 at Lartirigoyen & Cia S.A. From 2008 to 2010, he worked at Cargill focusing on grain and oilseed. Mr. López Lecube received an MBA from Kellogg of School of Management of Northwestern University and a degree as an industrial engineer from ITBA (Instituto Tecnológico de Buenos Aires).

Ricardo Yapur. Ricardo Yapur has served as Managing Director of Rizobacter since November 2013, and was appointed Vice-chairman of Rizobacter board of directors in October 2016. He previously served in various positions at Rizobacter. Mr. Yapur received a degree in agronomy from the National University of La Plata, Argentina.

Gloria Montaron Estrada. Gloria Montaron Estrada is the Legal and Intellectual Property Director of Bioceres S.A. and manager of Bioceres LLC, our controlling shareholder. She has served as our Executive Director since March 2019. She previously served as an attorney at Marval, O’Farrell & Mairal in Buenos Aires for 16 years, where her practice as centered around intellectual property, corporate and banking matters. Ms. Montaron also serves as a director of INDEAR and AGBM. She received an LLM in intellectual property from the University of Palermo, Buenos Aires and a degree in Law from the University of Buenos Aires, Argentina.

Gerónimo Watson. Gerónimo Watson has served as our chief technology officer since June 2014. He previously served in several positions at INDEAR, including as director of product development from 2011 to 2014, head of technology testing and field operations until 2011 and as a member of the Amaranth project starting in 2005. Mr. Watson also serves as a director of Trigall and manager of Verdeca. Mr. Watson received a master’s degree in agronomy from the Kansas State University and a degree in agronomy from the Catholic University of Cordoba, Argentina.

Jorge Wagner. Jorge Wagner has served as our chief operating officer since October 2016. He has also served as chief financial officer of Rizobacter since 2013. Prior to that, he served as regional chief financial officer (Paraguay, Uruguay, Argentina and Bolivia) of Syngenta Agro S.A. from 2010 to 2013. He received a CPA and an MBA from the University of Buenos Aires, Argentina.

Carlos Camargo de Colón. Carlos has served as our non-executive director since March 2019. Carlos has extensive experience in both the agriculture and energy sectors with over 25 years of experience, having held positions in Brazil, the United States, the United Kingdom and the United Arab Emirates. Prior to joining Bioceres, Carlos was based in Dubai as managing director at Peregrine Advisors, where he focused on agricultural opportunities in Africa and Brazil. While in Dubai he was also a special advisor to Expo 2020 on disruptive technologies in the energy sector. Prior to this, he was an investment banker for over 15 years at UBS Investment Bank and Morgan Stanley. He received a bachelor’s degree in history from Columbia University in the City of New York. Carlos is also a board member of Fundação Cruz de Malta, a Brazilian based charity which focuses on assisting disadvantaged children and young mothers, and a board member of British Friends of Campos, a UK based charity with a focus on education.

Natalia Zang. Natalia Zang is a business leader with 20 years of experience in private equity and corporate finance, both in Latin America, Europe and Australia. Ms. Zang has served as our non-executive director since March 2019. She held C-level positions in several industries, including mining, retail, and real estate. In late 2015, Natalia joined the Macri administration in Argentina, initially as Undersecretary for the Chief of Staff and then as General Coordinator of the G20. Natalia is a sought-after lecturer on business and women leadership issues.

Ari Freisinger. Ari Freisinger has served as our non-executive director since March 2019. He was a Principal at Highfields Capital from 2010-2018. Prior to that, he served as an investment banker at Barclays Capital in the mergers & acquisitions group. Mr. Freisinger received a master’s degree in economics and social history from the University of Oxford and a bachelor’s degree in economics from Columbia University. He currently serves on the board of the Jewish Family Service of Metrowest, a philanthropic organization in the greater Boston area.

Kyle P. Bransfield. Kyle P. Bransfield has served as our non-executive director since March 2019. Mr. Bransfield is a Partner of Atlantic-Pacific Capital, Inc. and has lead the firm’s global direct private placement and structured investment activities since 2015. Mr. Bransfield has over 11 years of experience in direct equity and debt private markets principal investing, capital raising, and investment banking. Prior to joining Atlantic-Pacific, Mr. Bransfield was an investment banker in Sagent Advisors’ Private Financing Solutions Group from 2014 to 2015. Prior to Sagent, Mr. Bransfield spent five years from 2009 to 2014 as a Principal and General Partner at CS Capital Partners, a Philadelphia-based multi-family office focused on alternative investments. In his role there, he co-managed a portfolio of direct investments, served as an observer to several boards of directors, and fulfilled operating roles within portfolio companies. In 2006, Mr. Bransfield began his career in the Mergers & Acquisitions Group at Stifel Nicolaus Weisel. Mr. Bransfield received a B.S. in Business Administration from American University.

B.               Compensation

Remuneration of Directors and Senior Management

Summary Compensation Table

The following table presents information regarding the compensation of certain of Bioceres S.A. executive officers (who currently serve as executive officers of the Company) for services rendered during the fiscal years ended June 30, 2018 and June 30, 2019. The value of the option awards is determined by the value of the latest capital increase at Bioceres S.A., approved by its shareholders at a shareholders’ meeting.

		Salary	Bonus		Option Awards	All Other Compensation	Total
Name and Principal Position	Year	(US$)	(US$)		(US$)	(US$)	(US$)
Federico Trucco	2019	154,704	—		—	—	154,704
Chief Executive Officer	2018	124,447	—		—	—	124,447
Enrique Lopez Lecube	2019	151,093	—		—	—	151,093
Chief Financial Officer	2018	97,843	—		—	—	97,843
Gloria Montaron Estrada	2019	154,408	—		—	—	154,408
Executive Director	2018	121,851	—		—	—	121,851
Ricardo Yapur	2019	376,146	13,601	(1)		—	389,747
Managing Director of Rizobacter Argentina S.A.	2018	578,473	145,064	(1)		—	723,517
Geronimo Watson	2019	94,511	—		—	—	94,511
Director of Technology and Products	2018	86,142	—		—	—	86,142
Jorge Wagner	2019	199,324	7,488	(1)		—	206,812
Chief Operating Officer	2018	239,411	84,282	(1)		—	323,693

Note:—

(1)              See “—Rizobacter Annual Bonuses.”

Kyle P. Bransfield, who was the Chief Executive Officer/Director of the board of UAC and who has been appointed as our non-executive director, did not receive any cash compensation, share options or share appreciation rights or any other awards under long-term incentive plans for services rendered to UAC.

Bioceres S.A. Equity Awards

The following table provides information regarding Bioceres S.A. Equity Incentive Plans granted by Bioceres S.A. to executive officers (who currently serve as executive officers of the Company) .

Name	Number of Securities under Grants Award (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Prize (US$)	Option Issuance Date
Gloria Montaron	74,000	20,408	7.91	August 7, 2019
Federico Trucco	82,000	48,468	7.91	August 7, 2019
Gerónimo Watson	50,000	24,234	7.91	August 7, 2019
Enrique López Lecube	35,000	—	—	August 7, 2019
Carlos Camargo de Colón	7,000	—	—	August 7, 2019
Grants
Jorge Wagner	36,000	—	—	August 7, 2019
Ricardo Yapur	36,000	—	—	August 7, 2019

Rizobacter Annual Bonuses

The Rizobacter Annual Bonus is an annual cash incentive bonus awarded to Rizobacter employees to tie a portion of their compensation to financial and operational objectives achievable within the applicable fiscal year according to a target. Each year Rizobacter determines the objectives and other terms and conditions of the annual cash bonuses for all its employees.

Amount set aside for pension, retirement or similar benefits

The total amounts set aside or accrued by the Company to provide pension, retirement or similar benefits was US$1,651,176 for the fiscal year ended June 30, 2019, pursuant to the applicable law.

Director Compensation

Our Board of Directors has established a compensation program for non-executive directors, which consists of an annual retainer, board fees in accordance with their attendance at board meetings and committee fees for their service as members of a committee. Bioceres Crop Solutions also reimburses its independent directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board and committee meetings. Executive Directors do not receive any compensation for their services as directors.

C.               Board Practices

Our Articles provide that the Board of Directors must comprise at least one member. Our board currently consists of seven (7) directors.  Each of our directors will have a term that expires at BIOX’s annual general meeting of shareholders in 2020, or until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death.

Audit Committee

Our audit committee consists of Messrs. Kyle P. Bransfield, Natalia Zang and Ari Freisinger, with Ari Freisinger serving as the chair of the audit committee. Each of Messrs. Kyle P. Bransfield, Natalia Zang and Ari Freisinger meets the applicable audit committee independence standards. Ari Freisinger qualifies as an “audit committee financial expert,” as such term is defined in applicable SEC rules.

Bioceres Crop Solutions’ audit committee will, among other matters, oversee (1) its financial reporting, auditing and internal control activities; (2) the integrity and audits of its financial statements; (3) its compliance with legal and regulatory requirements; (4) the qualifications and independence of its independent auditors; (5) the performance of its internal audit function and independent auditors; and (6) its overall risk exposure and management. Duties of the audit committee will also include the following:

•                       annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;

•                       be responsible for recommending the appointment, retention and termination of Bioceres Crop Solutions’ independent auditors and determine the compensation of the independent auditors;

•                       review the plans and results of the audit engagement with the independent auditors;

•                       evaluate the qualifications, performance and independence of the independent auditors;

•                       have sole authority to approve in advance all audit and non-audit services by the independent auditors, the scope and terms thereof and the fees therefor;

•                       review the adequacy of Bioceres Crop Solutions’ internal accounting controls; and

•                       meet at least quarterly with Bioceres Crop Solutions’ executive officers, internal audit staff and independent auditors in separate executive sessions.

Our Board of Directors adopted a written charter for the audit committee, which is available free of charge on Bioceres Crop Solutions’ corporate website at biocerescrops.com. The information on Bioceres Crop Solutions’ website is not part of this report.

Compensation Committee

Bioceres Crop Solutions’ compensation committee consists of Federico Trucco, Ari Freisinger and Kyle P. Bransfield, with Federico Trucco serving as the chair of the compensation committee.  As a result of Bioceres Crop Solutions’ status as a “controlled company” under the rules of the NYSE following the consummation of the business combination, we are not required to have a compensation committee. However, we have established a compensation committee, the majority of which consists of independent directors.

The compensation committee has the sole authority to retain and terminate any compensation consultant, to assist in the evaluation of employee compensation and to approve consultants’ fees and the other terms and conditions of consultants’ retention. The compensation committee will also, among other matters:

•                       assist the Board of Directors in developing and evaluating potential candidates for executive officer positions and oversee the development of executive succession plans;

•                       administer, review and make recommendations to our Board of Directors regarding Bioceres Crop Solutions’ compensation plans;

•                       annually review and approve Bioceres Crop Solutions’ corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluate each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and any equity and non-equity incentive compensation, subject to approval by our Board of Directors;

•                       provide oversight of management’s decisions regarding the performance, evaluation and compensation of other officers; and

•                       review Bioceres Crop Solutions’ incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking and review and discuss, at least annually, the relationship between risk management policies and practices, business strategy and executive officer compensation.

Nominating and Governance Committee

Bioceres Crop Solutions’ nominating and governance committee consists of Carlos Camargo de Colón, Ari Freisinger and Kyle P. Bransfield, with Carlos Camargo de Colón serving as the chair of the nominating and governance committee. As a result of Bioceres Crop Solutions’ status as a “controlled company” under the rules of the NYSE following the consummation of the business combination, we are not required to have a nominating and governance committee. However, we have established a nominating and governance committee, the majority of which consists of independent directors. The nominating and governance committee will, among other matters:

•                       evaluate the independence of directors and nominate individuals to serve as directors;

•                       review the committee structure of our Board of Directors and recommend directors to serve as members or chairs of each committee of our Board of Directors;

•                       review and recommend committee slates annually and recommend additional committee members to fill vacancies as needed;

•                       develop and recommend to our Board of Directors a set of corporate governance guidelines applicable to Bioceres Crop Solutions and, at least annually, review such guidelines and recommend changes to our Board of Directors for approval as necessary; and

•                       oversee the annual self-evaluation of our Board of Directors.

Code of Ethics

Bioceres Crop Solutions has adopted a Code of Ethics applicable to Bioceres Crop Solutions’ directors, executive officers and employees. The Code of Ethics codifies the business and ethical principles that govern all aspects of Bioceres Crop Solutions’ business. A copy of the Code of Ethics will be filed with the SEC and will be provided without charge upon written request to Bioceres Crop Solutions in writing at investorelations@biocerescrops.com. Bioceres Crop Solutions intends to disclose any amendments to or waivers of certain provisions of Bioceres Crop Solutions’ Code of Ethics in a Current Report on Form 6-K (as required) or on Bioceres Crop Solutions’ website.

NYSE corporate governance exemptions

We are a “controlled company” under the NYSE rules. Controlled companies under the NYSE rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. The Parent controls more than 50% of the voting power of Bioceres Crop Solutions’ shares and, as a result, under the NYSE’s current listing standards, Bioceres Crop Solutions qualifies for and intends to rely on the controlled company exception under the corporate governance rules of the NYSE. As a controlled company, Bioceres Crop Solutions is not required to have (1) a majority of “independent directors” on its board of directors or (2) a compensation committee and a nominating and governance committee.  The controlled company exception does not modify the independence requirements for the audit committee, and Bioceres Crop Solutions has complied with the requirements of the NYSE rules, which require that its audit committee be composed of at least three members, all of whom are independent directors.

D.               Employees

As of June 30, 2019, we had 409 employees, of which 9.04% were involved in technology sourcing and product development. Our team’s expertise extends across multiple disciplines, including experts in biology, chemistry, plant genetics, agronomics, mathematics, computer science, process engineering and other related fields.

Our employees are located mainly in Argentina. The table below shows our employees by role as of the dates indicated and does not include employees of our research collaborators or joint venture partners.

	As of June 30,
	2019	2018	2017
Management, administrative and sales	372	346	338
Research and development services	37	38	39
Total	409	384	377

E.               Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this report, by our directors and senior management and major shareholders. For purposes of this table, a person is deemed to have “beneficial ownership” of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person, or group of persons, named below on a given date, any security which such person or persons has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. They have the same voting rights as all other holders of ordinary shares.

Beneficial owners	Number of shares	% owned
Federico Trucco	4,885	*
Enrique López Lecube	—	—
Ricardo Yapur	—	—
Gloria Montaron Estrada	—	—
Gerónimo Watson	2,092	*
Jorge Wagner	—	—
Carlos Camargo de Colón	—	—
Natalia Zang	—	—
Ari Freisinger	—	—
Kyle P. Bransfield(1)	130,403	*
All directors and executive officers of Bioceres as a Group (ten individuals)	137,380	*

5% Shareholders
Bioceres LLC(2)	26,978,674	74.7

Notes:—

*                      Less than 1%

(1)              Includes shares held by Union Acquisition Associates, LLC, an entity controlled by Mr. Bransfield.

(2)              Represents shares held by Bioceres LLC, a limited liability company incorporated under the laws of Delaware, with its registered office at 1209 Orange Street, Wilmington 19801-1120, County of New Castle. Bioceres LLC is wholly owned by Bioceres S.A., a company organized under the laws of Argentina with its registered office at Ocampo 2010bis, Predio CCT, Rosario, Argentina. As a result, Bioceres S.A. may be deemed to be the ultimate beneficial owner of shares of common stock held by Bioceres LLC. 15.7% of Bioceres S.A.’s equity interest is owned by BAF Latam Credit Fund B.V.

ITEM 7.                                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.               Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership”.

B.               Related Party Transactions

Relationship with the Parent

As of the date of this report, the Parent owns approximately 74.7% of Bioceres Crop Solutions’ ordinary shares and continues to exercise control over the composition of the Board of Directors and any other action requiring the approval of the shareholders of Bioceres Crop Solutions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities—Bioceres S.A. controls us, and its interests may conflict with yours in the future.”

Policy Concerning Related Party Transactions

Our Board of Directors has adopted a written policy (the “related person transaction approval policy”), for the review of any transaction, arrangement or relationship in which it is a participant, if the amount involved exceeds US$120,000 and one of Bioceres Crop Solutions’ executive officers, directors, director nominees or beneficial holders of more than 5% of Bioceres Crop Solutions’ total equity (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest.

A copy of the related person transaction approval policy is available on Bioceres Crop Solutions’ website.

Corporate Services Agreements

Bioceres Semillas entered into a services agreement with Rizobacter Argentina S.A. (the “Rizobacter Corporate Agreement”), pursuant to which Rizobacter Argentina S.A. provides day-to-day operations support and services, which includes marketing, financial operations, management, communications and strategy for business development.

Term. One-year term from the date of effectiveness. Once the initial one-year term expires, the parties can agree to extend the term of the Agreement for one year and can do so indefinitely.

Compensation. Bioceres Semillas paid an amount equal to US$51,392 during the year ending June 30, 2019 and expects to pay a similar amount during the duration of the agreement, subject to approval of the annual budget by the Board of Directors.

Indemnification. Rizobacter Argentina S.A. has agreed to indemnify Bioceres Semillas for any liability that arises out of the performance of the services under the Rizobacter Corporate Agreement.

Research and Development Services Agreements with INDEAR

In connection with R&D services, Bioceres Semillas and Rizobacter Argentina S.A. typically enter into agreements with INDEAR.

Rizobacter Term. One-year term from the date of effectiveness. Once the initial one-year term expires, the parties can agree to extend the term of the Agreement for one year and can do so indefinitely.

Bioceres Semillas Term. One-year term from the date of effectiveness. Once the initial one-year term expires, the parties can agree to extend the term of the original contract for another two years and can do so indefinitely.

Rizobacter Compensation. Rizobacter Argentina S.A. paid an amount equal to US$54,417  during the year ending June 30, 2019 and expects to pay a similar amount during the duration of the agreement, subject to approval of the annual budget by the Board of Directors.

Bioceres Semillas Compensation. In return for the services provided by INDEAR, Bioceres Semillas must pay INDEAR a sum equal to the costs of services rendered plus 15% of such amount. These fees will be calculated in accordance with an itemized schedule and are invoiced on a quarterly basis.

Intellectual Property. Under each contract, INDEAR’s counterparties will gain ownership over all intellectual property rights that arise from services rendered. The intellectual property rights include, but are not limited to, patents, trademarks, plant variety rights, trade secrets, and any intellectual property rights that arise out of the R&D services.

Confidentiality. The parties have agreed to keep the terms of the contract confidential, subject to certain exceptions, during the term of the contract and for a period of five years after effectiveness and/or termination of the contract.

Indemnification. INDEAR has agreed to indemnify each of the counterparties for any liability that arises out of the performance of R&D services.

Field Station Lease Agreement

Bioceres Semilla S.A. entered into a field station lease agreement with Rizobacter Argentina S.A. (the “Rizobacter Corporate Agreement”), pursuant to which Rizobacter Argentina S.A. leases its field station located in Pergamino to Bioceres Semillas S.A.

Term. One-year term from the date of effectiveness. Once the initial one-year term expires, the parties can agree to extend the term of the agreement for one year and can do so indefinitely.

Compensation. Bioceres Semillas paid an amount equal to US$112,553 during the year ending on June 30, 2019 and expects to pay a similar amount during the duration of the agreement, subject to approval of the annual budget by the Board of Directors.

Indemnification. Bioceres Semillas has agreed to indemnify Rizobacter Argentina S.A. for any liability that arises out of the performance of the services under the Rizobacter Corporate Agreement.

License Agreements

Trigall Genetics S.A.

License agreement dated December 19, 2013, between Bioceres Inc. (which assigned the agreement to BCS Holding pursuant to the Reorganization) and Trigall Genetics S.A. (the “Trigall License Agreement”), pursuant to which BCS Holding Inc. granted to Trigall Genetics S.A. the exclusive license of HB4 Technology in wheat for research and commercial use of wheat in Argentina, Paraguay, Brazil and Uruguay.

Term. The Trigall License Agreement will remain in full force and effect until the date of dissolution of Trigall Genetics S.A.

Reservation of Rights. BCS Holding Inc. reserved the rights to research, develop, make or use (but not to sell, offer to sell or otherwise commercially exploit) HB4 Technology solely for research purposes, during the term of the Trigall License Agreement within the defined territory of Argentina, Paraguay, Brazil and Uruguay.

Service Agreements to Joint Ventures

Trigall Genetics S.A., FD Admiral SAS, BCS Holding Inc. and Instituto de Agrobiotecnología Rosario S.A.

The service agreement dated December 19, 2013, by and among Trigall Genetics S.A., FD Admiral SAS and its affiliate Florimond Desprez Veuve & Fils SAS, Bioceres Inc. (which assigned the agreement to BCS Holding pursuant to the Reorganization), Bioceres S.A. and Instituto de Agrobiotecnología Rosario S.A. (the “Trigall Service Agreement”), pursuant to which research and development services are provided by BCS Holding Inc. and Florimond Desprez Veuve & Fils SAS through its affiliates.

Term. The Trigall Service Agreement will remain in full force and effect until the date of the dissolution of Trigall Genetics S.A.

Compensation. Trigall Genetics S.A. will pay to BCS Holding Inc. and Florimond Desprez Veuve & Fils SAS for the services provided. The services and the budget for such services will be approved by the board of directors of Trigall in advance.

Intellectual Property. All rights, titles and interest in or to the results and/or the intellectual property related thereto will vest in and be owned by Trigall Genetics S.A. All rights, title and interest in or to the intellectual property furnished to Trigall Genetics S.A. by BCS Holding Inc. or its affiliates and Florimond Desprez Veuve & Fils SAS or its affiliates in the framework of the Trigall Service Agreement remains owned by each party.

Arcadia Biosciences Inc. and Verdeca LLC

The service agreement dated January 1, 2019, by and among BCS Holding Inc., Arcadia Biosciences Inc. and Verdeca LLC (the “Arcadia Biosciences Service Agreement”) pursuant to which research and development services are provided by BCS Holding Inc. (which assigned the agreement to BCS Holding pursuant to the Reorganization) and Arcadia Biosciences Inc., as described in each annual work plan. The research and development services are focused on the development of soybean varieties having modified traits, which are produced or generated by means of the genetic modification or mutagenesis of soybeans.

Term. One-year term from the date of effectiveness of the Arcadia Biosciences Service Agreement

Compensation. The services and the budget for such services budget shall be approved annually by the management committee of Verdeca LLC.

Intellectual Property: The parties agreed that intellectual property rights may be developed and/or acquired, separately and/or jointly, by Arcadia Biosciences Inc. and by BCS Holding Inc. respectively according with the terms and conditions of the licenses agreements to be granted by each party to Verdeca LLC.

Synertech Industrias

Service Agreement dated June 30, 2016, by and between Synertech Industrias S.A. and Rizobacter Argentina S.A. (the “Synertech Services Agreement”), detailing the services regarding the production and maintenance of the industrial facility.

Term. Three-year from date of effectiveness of the Synertech Services Agreement. The term of the Agreement has been extended to June 30, 2020.

Compensation. Synertech Industrias S.A. will pay a man-hour per services on a monthly basis. Services and the budget for such services will be approved in advance each year by the board of directors of Synertech Industries S.A.

BCS Holding Inc. Loan Agreement

BCS Holding Inc., as borrower, entered into a loan agreement with Rizobacter Argentina S.A., as lender, on October 17, 2017, which has been renewed by two amendments dated April 11, 2018 and dated October 11, 2018. The loan agreement has an annual interest rate of 8.3%. The aggregate amount outstanding under the loan as of June 30, 2019 was U.S.$3.1 million.

Bioceres Semillas Loan Facility Agreement

On July 4, 2018, Bioceres Semillas, as the borrower, entered into a revolving loan facility agreement with Rizobacter Argentina S.A., as the lender, for a period of one year ending on July 4, 2019, for up to a maximum amount of US$5.0 million, with an interest rate of 6.5%. The aggregate amount outstanding under the loan as of June 30, 2019 was U.S.$0.9 million. The maturity date of the loan has been extended to July 4, 2020 with an interest rate of 8.3%.

Rasa Holding LLC Loan Facility Agreement

On June 30, 2019, Rasa Holding LLC, as the borrower, entered into a revolving loan facility agreement with Rizobacter Argentina S.A., as the lender, for a period of one year ending on June 30, 2020, for up to a maximum amount of US$5.0 million, with an interest rate of 8.3%. The aggregate amount outstanding under the loan as of June 30, 2019 was US$ 3.4 million.

BCS Holding Inc. Loan Facility Agreement

On June 30, 2019, BCS Holding Inc., as the borrower, entered into a revolving loan facility agreement with Rizobacter Argentina S.A., as the lender, for a period of one year ending on June 30, 2020, for up to a maximum amount of US$5.0 million, with an interest rate of 8.3%. The aggregate amount outstanding under the loan as of June 30, 2019 was US$ 3.1 million.

Trigall Genetics S.A. Loan Facility Agreement

In December 2013, Bioceres, Inc. (which assigned the agreement to BCS Holding, pursuant to the Reorganization) entered into a revolving loan facility agreement with Trigall Genetics, as the borrower, acting as a joint lender with Florimond Desprez for a period of seven years ending on December 2020, up to a maximum amount of US$6 million. On December 4, 2017, the agreement was amended to increase the maximum loan amount to US$8 million. Responsibility for funding amounts drawn under facility is apportioned proportionally between BCS Holding Inc. and Florimond Desprez up to US$3 million, respectively. The aggregate amount outstanding under the loan owed to BCS Holding Inc. as of June 30, 2019 amounted to US$0.3 million. Trigall Genetics has no obligation to pay any interest on amounts owing under the facility.

INDEAR Loan Agreement

On June 30, 2018, INDEAR, as the borrower, entered into a revolving loan facility agreement with Rizobacter Argentina S.A., as the lender, for a period of one year ending on July 1, 2019, for up to a maximum amount of US$5.0 million, with an interest rate of 6.5%. The aggregate amount outstanding under the loan as of June 30, 2019 was US$4.9 million. The maturity date of the loan has been extended to July 1, 2020, with an interest rate of 8.3%.

Bioceres S.A. Loan Agreement

On June 30, 2018, Bioceres S.A., as the borrower, entered into a revolving loan facility agreement with Rizobacter Argentina S.A., as the lender, for a period of one year ending on July 1, 2019, for up to a maximum amount of US$5.0 million, with an interest rate of 6.5%. The aggregate amount outstanding under the loan as of June 30, 2019 was US$4.3 million. The maturity date of the loan has been extended to July 1, 2020, with an interest rate of 8.3%.

Bioceres Crop Solutions and Bioceres S.A. Loan Agreement

On May 7, 2019 Bioceres Crop Solutions Corp. as borrower and Bioceres S.A. as lender entered into an amendment to the loan agreement dated March 14, 2019, thereby reducing the amount outstanding thereunder to $15 million with a 5-year maturity and an interest rate of 9.875%.

Related Party Transactions

The following are certain other transactions with our directors, executive officers and shareholders. Omitted periods below signify that there were no transactions in such period or the value of such transaction was a de minimis amount.

Sales by and between Rizobacter Argentina S.A. and Ricardo Yapur, Managing Director of Rizobacter Argentina S.A.

Ricardo Yapur, Managing Director of Rizobacter Argentina S.A. purchased products of Rizobacter Argentina S.A. during fiscal year ended June 30, 2017, 2018 and 2019, for US$124,206, US$241,666, and US$276,887, respectively.

Collaboration Agreement by and between Rizobacter Argentina S.A. and Espartina S.A. controlled by Marcelo Carrique, President of Rizobacter Argentina S.A.

Collaboration agreement by and between Espartina S.A. and Rizobacter Argentina S.A. (the “Collaboration Agreement”), pursuant to which Espartina S.A. performs services related to planting and harvesting of corn, soybean, wheat and barley for the 2019-2020 season and Rizobacter provides agricultural supplies at a price on arms’ length terms, that is, at the price offered to third parties under the same conditions. The parties to the Collaboration Agreement will distribute the profits according to their contributions.

Indemnification Agreement

In connection with the consummation of the business combination, we entered into indemnification agreements with each of our directors and executive officers. These agreements provide that the director or officer will be indemnified by us to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of and against amounts paid or incurred by him or her in the resolution thereof. The agreements are subject to certain exceptions, including, among other exceptions, that no indemnification will be provided to any director or officer against any liability to us or our shareholders (i) by reason of actual fraud, dishonesty, actual fraudulent conduct, or gross negligence on the part of the director or officer; (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer; or (iii) if contrary to applicable law.

Exchange Agreement

See “Item 10. Additional Information—C. Material Contracts—The Exchange Agreement.”

Amendment No. 1 to the Exchange Agreement

See “Item 10. Additional Information—C. Material Contracts—Amendment No. 1 to the Exchange Agreement.”

Escrow Agreement

See “Item 10. Additional Information—C. Material Contracts—Escrow Agreement.”

Lock-up Agreement

See “Item 10. Additional Information—C. Material Contracts—Lock-up Agreement.”

Amended and Restated Registration Rights Agreement

See “Item 10. Additional Information—C. Material Contracts—Amended and Restated Registration Rights Agreement.”

Shareholders Agreement

See “Item 10. Additional Information—C. Material Contracts—Sponsors Shareholders’ Agreement.”

Private Placement Warrants Letter Agreement

See “Item 10. Additional Information—C. Material Contracts—Private Placement Warrants Letter Agreement.”

Side Letter to Exchange Agreement

See “Item 10. Additional Information—C. Material Contracts—Side Letter to Exchange Agreement.”

Share Transfer Agreement

See “Item 10. Additional Information—C. Material Contracts—Share Transfer Agreement.”

C.               Interests of Experts and Counsel

Not applicable.

ITEM 8.                                                FINANCIAL INFORMATION

A.                 Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are set forth under “Item 18. Financial Statements.”

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations, other than the proceeding described below. As of the date of this report, we are involved in one material legal proceeding, as described below, and we do not face any claims of possible intellectual property infringement. We may become involved in material legal proceedings in the future as part of the ordinary course of our business.

Contingent Fee Payment of US$17.3 Million Related to Precautionary Measure (Medidas Cautelares) in Connection with Rizobacter Acquisition

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we currently own 80.00% of Rizobacter’s capital stock through our subsidiary RASA Holding, 29% of which are subject to a precautionary measure issued pursuant to an injunction that affects 44% of the total share capital of Rizobacter. In addition, the precautionary measure also covers 30% of the dividends distributed on such shares, directing such percentage of dividends into a judicially created escrow account. Simultaneously with the exercise of the Rizobacter Call Option, 1,330,156 of the BIOX shares representing 10% of Rizobacter shares subject to the precautionary measures were pledged to Bioceres S.A. The precautionary measure relates to litigation among historical shareholders of Rizobacter arising from a disputed transfer of shares that occurred in 1995. In the event the contingencies are lifted, the Parent may be obligated to pay a contingent fee payment of US$17.3 million to certain selling shareholders of Rizobacter. Conversely, in the event that the court rules against the free transferability of the affected shares, the Parent would not be obligated to pay the contingent fee payment but we may be obligated to return certain shares, thereby reducing our equity participation in Rizobacter. For further information on the precautionary measure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Rizobacter’s Acquisition—Certain of the Rizobacter shares are subject to a judicial injunction.”

Dividend Policy

We currently intend to retain any earnings for use in our business and do not intend, as of the date of this report, to pay cash dividends on our ordinary shares for the foreseeable future. Dividends, if any, on our outstanding ordinary shares will be proposed by our Board of Directors and subject to the approval of our shareholders. Even if our shareholders decide to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors and shareholders may deem relevant.

B.                 Significant Changes

No significant change has occurred other than as described in this report since the date of our most recent audited financial statements.

ITEM 9.                                                THE OFFER AND LISTING

A.                 Offer and Listing Details

On March 2, 2018, Union consummated its initial public offering (the “IPO”) of 11,500,000 units, including 1,500,000 units which were subject to the over-allotment option granted to the underwriters of the IPO, with each unit consisting of one ordinary share, one right, and one redeemable warrant. Union’s units, ordinary shares, rights and warrants were listed on the New York Stock Exchange under the symbols, “LTN.U,” “LTN,” “LTN RT” and “LTN WS,” respectively.

Upon consummation of the business combination, our ordinary shares and public warrants started trading on the NYSE American under the symbols “BIOX” and “BIOX WS,” respectively. Each public warrant is exercisable into one ordinary share and will expire on the fifth anniversary of the business combination, or earlier upon redemption or liquidation

Restrictions on transfer

The ordinary shares issued in the business combination are, unless registered for resale, subject to restrictions on transfer, in accordance with the Securities Act.

B.                 Plan of Distribution

Not applicable.

C.                 Markets

The NYSE American.

D.                 Selling Shareholders

Not applicable.

E.                 Dilution

Not applicable.

F.                  Expenses of the Issue

Not applicable.

ITEM 10.                                         ADDITIONAL INFORMATION

A.                 Share Capital

Not applicable.

B.                 Memorandum and Articles of Association

Objects

Our Articles state that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Directors

Our Articles do not restrict a director’s power to vote in respect of any contract or transaction in which he is interested (provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon), vote on compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of the Company in order to serve as directors.

Ordinary shares

Holders of ordinary shares are entitled to receive ratable dividends when and if declared by our Board of Directors out of funds legally available therefor, subject to any rights of any outstanding series of preferred shares.

Upon our winding up, liquidation and dissolution and after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, holders of ordinary shares will be entitled to receive pro rata our remaining assets available for distribution.

The rights, powers and privileges of holders of our ordinary shares are subject to those of holders of any shares of our preferred shares or any other series or class of shares we may authorize and issue in the future.

Our ordinary shares are not subject to any sinking fund.  All of our issued shares are fully paid up and none of our shareholders are liable for further capital calls.  There are no provisions in the Articles that discriminate against any existing or prospective holder of our ordinary shares as a result of such shareholder owning a substantial number of shares.

Preferred Shares

Our Articles provide that preferred shares may be issued from time to time in one or more series. Our Board of Directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board of Directors will be able, without shareholder approval, to issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of the board to issue preferred shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred shares issued and outstanding at the date hereof. Although we do not currently intend to issue any preferred shares, we cannot assure you that we will not do so in the future.

Voting and Election of Directors

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred shares, the holders of BIOX ordinary shares will possess all voting power for the election of our directors and all other matters requiring shareholder action and will at all times vote together as one class on all matters submitted to a vote of the shareholders of BIOX. Holders of BIOX ordinary shares will be entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the election or removal of directors. Holders of BIOX ordinary shares will not have cumulative voting rights in the election of directors.

Pre-emptive or Other Rights

There will be no sinking fund or redemption provisions applicable to BIOX shares.

Election of Directors

Our board consists of seven directors.  Each of our directors will have a term that expires at BIOX’s annual general meeting of shareholders in 2020, or until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. There will be no cumulative voting with respect to the election of directors, with the result that directors will be elected by a majority of the votes cast at an annual general meeting of BIOX.

General Meetings

At least five clear days’ notice are required to be given of any general meeting, which notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting.  No business will be transacted at any general meeting unless a quorum is present. The holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a shareholders’ request, will be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present will be a quorum.

Annual General Meetings

Any annual general meeting will be held at such time and place as the directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in October of each year at ten o’clock in the morning. At these meetings the report of the directors (if any) shall be presented. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for election as directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

Extraordinary General Meetings

All general meetings other than annual general meetings are extraordinary general meetings. Shareholders holding not less than 10% in par value of the issued ordinary shares with voting rights can request, and the directors shall convene, extraordinary general meetings. Such shareholders’ request must state the objects of the meeting and must be signed by the requesting shareholders and deposited at the Registered Office.

If there are no directors as at the date of the deposit of the shareholders’ request or if the directors do not within twenty-one days from the date of such request duly proceed to convene a general meeting to be held within a further twenty-one days, the requesting shareholders, or any of them representing more than 50% of the total voting rights of all of the requesting shareholders, may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

Our Articles do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of our Company. Our Articles provide that the Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Cayman Islands Companies Law (2018 Revision)) upon such terms as our directors may determine and (to the extent required by the Cayman Islands Companies Law (2018 Revision)) with the approval of a Special Resolution.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Our Articles are not significantly different from the requirements of the Cayman Islands Companies Law (2018 Revision) and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the Cayman Islands Companies Law (2018 Revision).

C.                 Material Contracts

The Exchange Agreement

On November 8, 2018, Union entered into a Share Exchange Agreement, by and among UAC, Joseph J. Schena (the “UAC Representative”), solely in his capacity as representative of the holders of UAC ordinary shares, and Bioceres, Inc. (the “Seller”), a Delaware corporation (the “Exchange Agreement”). The Exchange Agreement provided for a business combination transaction, pursuant to which, among other things, and subject to the terms and conditions contained in the Exchange Agreement, UAC will purchase from the Seller all of the issued and outstanding shares of Bioceres stock and 87.2739% of the issued and outstanding equity interest in Bioceres Semillas. In exchange, the Seller will receive ordinary shares of UAC, par value US$0.0001 and warrants, each to purchase one share of UAC shares.

Amendment No. 1 to the Exchange Agreement

On December 19, 2018, UAC, Bioceres, Inc. and Joseph J. Schena in his capacity as the Pre-Closing Union Representative (as defined in the Exchange Agreement) entered into an amendment to the Exchange Agreement, pursuant to which, among other things, UAC and Bioceres, Inc. agreed that all directors of the post-Closing Union Board (as defined in the Exchange Agreement) will have one-year terms and will be appointed and removed by the majority vote of the holders of BIOX ordinary shares.

Escrow Agreement

As a condition precedent to the closing of the business combination, the Parent, UAC, the UAC Representative and Continental Stock Transfer & Trust Company, as escrow agent (the “Escrow Agent”), entered into an escrow agreement (the “Escrow Agreement”). Pursuant to the Escrow Agreement, UAC agreed to issue, on the closing, to the Escrow Agent 5% of UAC shares issued to Bioceres Inc. as consideration in the business combination, in book entry form (including any equity securities paid as dividends or distributions with respect to such shares or into which such shares are exchanged or converted, the “Escrow Shares”) to be held along with any Escrow Property (as defined below), by the Escrow Agent in a segregated escrow account (the “Escrow Account,” and as reduced by any disbursements of such Escrow Shares from the Escrow Account by the Escrow Agent in accordance with the terms of the Escrow Agreements and the Exchange agreement, the “Escrow Property”). While the Escrow Shares are held in the Escrow Account, the Seller will have the right to vote the Escrow Shares.

The Escrow Shares and other Escrow Property will serve as a source of security after the closing for the Seller and the Parent’s indemnification obligations under the Exchange Agreement. Payments from the Escrow Account with respect to any indemnification claims will first be paid with the Escrow Shares and then with any remaining property in the Escrow Account. The Escrow Property will no longer be subject to any indemnification claim after the date that is the later of (i) October 31, 2019 and (ii) 30 days after the date on which the Seller delivers to UAC the financial statements of Bioceres Semillas, Bioceres Inc. and each of its indirect and indirect subsidiaries (the “Group”) for its 2019 fiscal year audited in accordance with IFRS (the “Escrow Release Date”); provided, however, with respect to any indemnification claims made on or prior to the Escrow Release Date that remain unresolved as of the end of the Escrow Release Date (“Pending Claims”), all or a portion of the Escrow Property reasonably necessary to satisfy such Pending Claims shall remain in the Escrow Account until such time as such Pending Claim is resolved. After the Escrow Release Date, any Escrow Property remaining in the Escrow Account that is not subject to Pending Claims, if any, and not subject to resolved but unpaid claims in favor of an indemnified party, will be disbursed by the Escrow Agent to the Seller. Promptly after the final resolution of all Pending Claims and the payment of all indemnification obligations, the Escrow Agent will disburse any Escrow Property remaining in the Escrow Account to the Seller.

The Escrow Agreement will terminate upon the final, proper and complete distribution of the Escrow Property in accordance with the terms of the Escrow Agreement. The Escrow Agent may resign and be discharged from its duties or obligations by giving no less than 60 days’ advance notice in writing of such resignation. The parties to the Escrow Agent will have the right to terminate their appointment of the Escrow Agent upon 30 days’ notice to the Escrow Agent.

The Seller and UAC will jointly and severally indemnify and hold the Escrow Agent harmless from and against any loss, liability or expense incurred without gross negligence or willful misconduct on the part of the Escrow Agent, arising out of or in connection with its entering into the Escrow Agreement and carrying out its duties under the Escrow Agreement.

Lock-up Agreement

In connection with the execution of the Exchange Agreement, UAC, the UAC Representative and the Seller entered into a lock-up agreement pursuant to which the Seller may not transfer the 21,662,009 ordinary shares issued by UAC as consideration in the business combination until (i) the earlier of (x) one year after the completion of the business combination and (y) the date on which the closing price of BIOX ordinary shares equals or exceeds US$12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30 trading day period commencing on 150 days after completion of the business combination, and (ii) the date on which the Bioceres Crop Solutions consummates a subsequent liquidation, merger stock exchange or other similar transaction which results in all shareholders having the right to exchange their ordinary shares for cash, securities or other properties.

Amended and Restated Registration Rights Agreement

Upon the consummation of the business combination, UAC’s initial shareholders prior to the IPO and their affiliates (collectively, the “Sponsor”), including certain current directors of UAC (collectively the “restricted shareholders”) entered into an Amended and Restated Registration Rights Agreement in respect of the restricted securities held by such restricted shareholders. Pursuant to the Registration Rights Agreement, the restricted shareholders and their permitted transferees will be entitled to certain registration rights, including, among other things, customary registration rights, including demand and piggy-back rights. Additionally, the restricted shareholders have agreed not to sell, transfer, pledge or otherwise dispose of UAC shares they own for one year from the consummation of the business combination.

Sponsors Shareholders’ Agreement

In connection with the consummation of the business combination, BIOX, Bioceres LLC and the Sponsor entered into the Shareholders Agreement, pursuant to which, among other things, the initial shareholders will have the right to nominate one director to our Board of Directors following the consummation of the business combination at each annual general meeting of Bioceres Crop Solutions Corp., provided, that, they do not hold less than a certain percentage of Bioceres Crop Solutions’ shares. Bioceres LLC will agree to vote for such director nominee proposed by the initial shareholders.

Rizobacter Shareholders’ Agreement

Prior to the consummation of the business combination, Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp. (“IPS”) entered into a shareholders agreement, pursuant to which, among other things, (i) Bioceres LLC has a right of first refusal for any transfer of ordinary shares held by Pedro Enrique Mac Mullen, María Marta Mac Mullen and IPS, (ii) each party has a tag-along right with respect to sales of ordinary shares by other parties and (iii) Bioceres LLC has a drag-along right to cause the sales of ordinary shares held by Pedro Enrique Mac Mullen, María Marta Mac Mullen and IPS in connection with a third-party offer to buy a number of ordinary shares that exceed the number of shares held by Bioceres LLC.

Warrant Agreement

At the closing, and in connection with the issuance of 7,500,000 UAC warrants, Bioceres Crop Solutions and Continental Stock Transfer & Trust Company, as warrant agent, entered into a warrant agreement on substantially the same terms as the warrant agreement entered into by UAC in connection with its IPO and filed with the SEC as Exhibit 4.1 to UAC’s Current Report on Form 8-K on March 5, 2018.

Private Placement Warrants Letter Agreement

On December 19, 2018, UAC and the holders of the private placement warrants issued in connection with the IPO entered into a letter agreement, pursuant to which the holders of such private placement warrants agreed that such private placement warrants will only be exercisable on a cashless basis and redeemable on the same basis as the public warrants issued in connection with UAC’s IPO.

Joinder Agreement

Pursuant to the Exchange Agreement, simultaneously with the closing of the business combination, the Parent executed a joinder to the Exchange Agreement, pursuant to which the Parent became a party to the Exchange Agreement.

Shareholders’ Agreement of Bioceres Semillas S.A.

Following the execution of the Exchange Agreement, Parent notified the minority shareholders of Bioceres Semillas of the transaction contemplated therein in accordance with the tag-along provision under the Semillas Shareholders’ Agreement. The consideration payable to the minority shareholders of Bioceres Semillas after exercising the tag-along rights pursuant to the terms of the Semillas Shareholders’ Agreement was in the form of UAC redeemed shares in an amount equal to US$1,227,874.

Side Letter to Exchange Agreement

In connection with the business combination, UAC entered into a Letter Agreement, dated as of March 14, 2019 (the “Letter Agreement”), by and between UAC, Joseph J. Schena, solely in his capacity as representative of the holders of the ordinary shares of UAC prior to the closing of the business combination (the “Pre-Closing Union Representative”) and Bioceres LLC, amending certain terms of the Exchange Agreement.  Pursuant to the Letter Agreement, among other things, UAC, at the direction of Bioceres LLC, agreed to deliver at the closing of the business combination, the following ordinary registered shares of UAC (“Registered Shares”) which Bioceres LLC would otherwise be entitled to receive pursuant to the terms and conditions of the Exchange Agreement: (i) 1,000,000 Registered Shares, via deposit and withdrawal at custodian (DWAC), to Deutsche Bank Trust Company America (the “Custodian”), to be held by the Custodian on behalf of the shareholders of Bioceres S.A., as beneficial owners; (ii) 579,929 Registered Shares to the persons and in the amounts set forth on Schedule 1 thereto, in exchange for an equal number of unregistered ordinary shares of UAC delivered by the persons set forth on Schedule 1 to the Share Transfer Agreement (as defined below) and pursuant thereto, to Bioceres LLC, subject to customary restrictions on transfer applicable to privately held and/or control securities; and (iii) 4,736,736 Registered Shares in the amounts set forth on Schedule 2 thereto as consideration payable to the Grantors for our exercise of the Rizobacter Call Option pursuant to the Rizobacter Call Option Agreement.  In exchange for the delivery of 4,736,736 Registered Shares to the Grantors that Bioceres LLC would otherwise be entitled to receive pursuant to the terms and conditions of the Exchange Agreement, UAC agreed in the Letter Agreement to deliver an equal number of unregistered ordinary shares of UAC held in treasury to Bioceres LLC.

Share Transfer Agreement

In connection with the business combination, UAC entered into a Share Transfer Agreement, dated as of March 14, 2019 (the “Share Transfer Agreement”), by and between the persons and entities listed on Schedule 1 and, without duplication, Schedule 2 thereto (collectively, the “Founders”) and Bioceres LLC, pursuant to which, (i) in connection with the transactions contemplated by the Side Letter, the Founders set forth on Schedule 1 to the Share Transfer Agreement have agreed to transfer to Bioceres LLC in the aggregate 579,929 unregistered ordinary shares held by such Founders, in the amounts set forth opposite each such Founder’s name on Schedule 1 in exchange for an equal number of Registered Shares; and (ii) as additional consideration payable to Bioceres LLC in connection with the business combination, the Founders set forth on Schedule 2 to the Share Transfer Agreement have agreed to transfer to Bioceres LLC in the aggregate 862,500 unregistered ordinary shares held by such Founders, in the amounts set forth opposite each such Founder’s name on Schedule 2.

D.                 Exchange Controls

Under Decree No. 260/2002, as amended, the Argentine government set up an exchange market (the MULC) through which all foreign currency exchange transactions must be made. In addition to any administrative sanctions, violation of the foreign exchange regulations is subject to the Foreign Exchange Criminal Law No. 19,359, as amended.

Since December 2015 all restrictions on the foreign exchange transactions that were imposed since 2002 have been lifted. However, due to the foreign exchange crisis after the primary elections in August 2019 and the uncertainties regarding the presidential elections in October 2019, as well as the measures to be adopted by a new administration (See “Item 3. Key Information—D. Risk Factors—Risks related to operating in Latin America and Argentina—Argentina—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso”), beginning on September 1, 2019 and effective until December 31, 2019, the Central Bank reinstated rigid restrictions and foreign exchange controls. Pursuant to these measures:

(1)              The prior authorization of the Central Bank is required for the access to the MULC for the purchase of foreign currency:

•                       For portfolio investment purposes for more than US$10,000 per calendar month by individuals;

•                       For portfolio investment purposes by legal entities, local governments, funds and trusts;

•                       In excess of US$1,000 per calendar month by non-Argentine residents;

•                       For the payment of dividends and transfer of earnings out of Argentina;

•                       For the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates;

•                       For the pre-payment of indebtedness for the import of goods and services;

•                       For the payment of past due or maturing indebtedness in excess of US$2,000,000 per calendar month for import of goods with the relevant foreign parties; and

•                       For the payment of services to foreign parties.

(2)              The access to the MULC for the purchase of foreign currency for any of the payments described above is subject to the compliance with the foreign indebtedness information regime before the Central Bank.

(3)              The proceeds of the disbursements of foreign financial loans incurred since September 1, 2019 must be transferred into Argentina and converted into pesos (the “Repatriation”) in order for the Argentine resident debtor to have access to the MULC for the payment of principal and interests under such foreign financial loan on their scheduled maturity.

(4)              Access to the MULC is prohibited for the purchase of foreign currency for payment of local debts and other obligations incurred in foreign currency between Argentine residents since September 1, 2019.

(5)              The collections of foreign currency by Argentine residents out of Argentina for the export of goods with shipments prior to September 2, 2019 and pending of payment as of such date are subject to mandatory Repatriation within the 5 consecutive days computed from the date of payment or collection.

(6)              The collections of foreign currency by Argentine residents out of Argentina for the export of the following goods since September 2, 2019 are subject to mandatory Repatriation, within the terms described in each case, computed from the shipment date:

•                       15 consecutive days for crops and soybean oil;

•                       30 consecutive days for hydrocarbons and derivatives;

•                       60 consecutive days for exports between related parties not including the goods described above and for metal ores and precious metals;

•                       180 consecutive days for all other goods; and

•                       365 consecutive days for small exports under the EXPORTA SIMPLE program for medium and small companies with annual FOB exports of less than US$600,000 and individual exports of less than US$15,000 each.

(7)              The collections of foreign currency by Argentine residents out of Argentina for the export of services are subject to mandatory Repatriation within the 5 consecutive days computed from the date of payment or collection.

E.                 Taxation

The following is a summary of the material Cayman Islands and U.S. tax consequences of acquiring, owning and disposing of securities.

Material Cayman Islands Tax Considerations

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our securities. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities, nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has received an undertaking from the Financial Secretary of the Cayman Islands that (i) no law which is enacted in the Cayman Islands subsequent to the date of undertaking imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations, and (ii) no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable on or in respect of the shares, debentures or other obligations of the Company or by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2018 Revision). The concessions set forth above are effective for a period of twenty years from the date of the undertaking.

Material U.S. Federal Income Tax Considerations

General

The following is a summary of certain U.S. federal income tax consequences for U.S. Holders (as defined below) of ordinary shares and warrants of the Company that hold the ordinary shares or warrants, as applicable, as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the ownership or disposition of ordinary shares or warrants by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws.

This summary also does not address tax considerations applicable to investors that own (directly, indirectly or by attribution) 5 per cent. or more of the ordinary shares of the Company by vote or value, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as:

• financial institutions,

• insurance companies,

• individual retirement accounts and other tax-deferred accounts,

• tax-exempt organizations,

• dealers in securities or currencies,

• investors that will hold the ordinary shares or warrants as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes,

• persons that have ceased to be U.S. citizens or lawful permanent residents of the United States or are U.S. expatriates,

• investors holding the ordinary shares or warrants in connection with a trade or business conducted outside of the United States,

• U.S. Holders whose functional currency is not the U.S. dollar,

• Non-U.S. Holders (as defined below) holding the ordinary shares or warrants in connection with a trade or business conducted within the United States, or

• Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year at disposition and who are not otherwise residents of the United States for U.S. federal income tax purposes.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares or warrants that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of ordinary shares or warrants that is, for U.S. federal income tax purposes, (i) a non-resident alien, (ii) a foreign corporation, or (iii) an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from ordinary shares or warrants.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ordinary shares or warrants will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisers concerning the U.S. federal income tax consequences to them and their partners of the acquisition, ownership and disposition of ordinary shares or warrants by the partnership.

The Company believes that it was treated as a PFIC for the taxable year ending January 31, 2019. A U.S. Holder who held ordinary shares or warrants in the taxable year ending January 31, 2019 may continue to be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. See “U.S. Holders—Passive Foreign Investment Company Considerations” below.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF THE ORDINARY SHARES OR WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

U.S. Holders

Exercise of Warrants in Exchange for Ordinary Shares

A U.S. Holder will not realize gain or loss on the receipt of ordinary shares pursuant to the exercise of a warrant. A U.S. Holder that receives new ordinary shares by exercising its warrant will have a tax basis in the new ordinary shares so acquired equal to its basis in the warrants so exercised, if any. A U.S. Holder’s holding period in such new ordinary shares generally will begin on the date the warrants are exercised. However, if the Company was a PFIC during the U.S. Holder’s holding period for the warrants, unless the U.S. Holder has made a “deemed sale election” under proposed regulations, for purposes of applying the PFIC rules, the U.S. Holder’s holding period for the ordinary shares received in exchange for the warrants generally would include the holding period for the warrants.

Dividends

Subject to the PFIC rules discussed below, distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. Holder as dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares or warrants, as applicable, and thereafter as capital gain. However, the Company cannot provide any assurance that it will maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by the Company with respect to ordinary shares or warrants may be reported as ordinary dividend income. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received or treated as received from the Company.

Dividends paid by the Company generally will be taxable to a non-corporate U.S. Holder at the reduced rate normally applicable to long-term capital gains, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States; (2) certain holding period requirements are satisfied; and (3) the Company is not classified as a PFIC for its taxable year during which the dividend is paid or its immediately preceding taxable year. See “—Passive Foreign Investment Company Considerations” below.

Sale or Other Disposition

Subject to the PFIC rules discussed below, upon a sale or other disposition of ordinary shares or warrants (including as a result of receipt of cash pursuant to the exercise of a warrant), a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants, as applicable. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares or warrants, as applicable, exceeds one year. Any gain or loss generally will be U.S. source. The deductibility of capital losses is subject to limitations.

See “—Passive Foreign Investment Company Considerations” below for a discussion of more adverse rules that will apply to a sale or other disposition of ordinary shares or warrants if the Company is or has been a PFIC for U.S. federal income tax purposes.

Passive Foreign Investment Company Considerations

A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75 per cent. of its gross income is “passive income” or (ii) at least 50 per cent. of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. The Company does not believe that it should be treated as a PFIC for U.S. federal income tax purposes for the current taxable year as a result of the business combination, but the Company’s possible status as a PFIC must be determined annually and therefore may be subject to change. This determination will depend in part on whether the Company continues to earn substantial amounts of operating income, as well as on the market valuation of the Company’s assets and the Company’s spending schedule for its cash balances.

The Company believes that it was treated as a PFIC for the taxable year ending January 31, 2019. However, as a result of the business combination, the Company does not believe it was a PFIC for the taxable year ending June 30, 2019, and does not expect to be a PFIC for its current taxable year. If the Company is a PFIC in any year during which a U.S. Holder owns ordinary shares or warrants, and the U.S. Holder has not made a mark-to-market or qualified electing fund election (if available), the U.S. Holder generally will be subject to special rules, regardless of whether the Company continues to be a PFIC, with respect to (i) any “excess distribution” (generally, any distributions treated as received by the U.S. Holder on the ordinary shares or warrants in a taxable year that are greater than 125 per cent. of the average annual distributions treated as received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares or warrants) and (ii) any gain realized on the sale or other disposition of ordinary shares or warrants. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

Dividends paid by the Company in any year for which it is a PFIC or any year following such year will not be eligible for the reduced rate of tax described above under “Dividends”. If the Company were a PFIC for a prior taxable year during the U.S. Holder’s holding period, but ceases to be a PFIC for a subsequent taxable year, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold its ordinary shares or warrants, as applicable, on the last day of the last taxable year of the Company during which it was a PFIC. A U.S. Holder that makes a deemed sale election will cease to be treated as owning stock in a PFIC. However, gain recognized by a U.S. Holder as a result of making the deemed sale election will be subject to the rules described above. If the Company were a PFIC for a taxable year during the U.S. Holder’s holding period and ceases to be a PFIC for a subsequent taxable year, but no deemed sale election is made by the U.S. Holder, then such U.S. Holder would not be entitled to the reduced rate of tax discussed above under “Dividends”.

A U.S. Holder who has made a qualified electing fund (“QEF”) election (on or before the due date of the U.S. Holder’s tax return for the first taxable year to which the QEF applies) or a mark-to-market election with respect to the ordinary shares will not be subject to the PFIC regime if the Company ceases to be a PFIC. If the Company becomes a PFIC in future years, any prior QEF or mark-to-market election made by a U.S. Holder would still be valid, and new elections would not have to be made.

A U.S. Holder that holds a warrant, i.e., an option to acquire ordinary shares, is treated as owning the ordinary shares. A QEF election does not apply to any option to acquire ordinary shares, and it is unclear whether a mark-to-market election applies to any option to acquire ordinary shares.

A U.S. Holder who owns, or who is treated as owning, PFIC stock during any taxable year for which the Company is classified as a PFIC may be required to file IRS Form 8621. Prospective purchasers should consult their tax advisers regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

Foreign Financial Asset Reporting

U.S. taxpayers that own certain foreign financial assets, including equity of foreign entities, with an aggregate value in excess of US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds) may be required to file an information report with respect to such assets with their tax returns. The ordinary shares and warrants are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares or warrants are held in an account at a financial institution (in which case the account may be reportable if maintained by a foreign financial institution). U.S. Holders should consult their tax advisers regarding the application of the rules relating to foreign financial asset reporting.

Non-U.S. Holders

Subject to the discussion below under “—Backup Withholding and Information Reporting”, any proceeds of a sale or other disposition of the ordinary shares or warrants, as well as dividends and other proceeds with respect to the ordinary shares or warrants, are not subject to U.S. federal income tax, including withholding taxes, if paid to a Non-U.S. Holder.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ordinary shares and warrants by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to a holder as may be required under applicable U.S. Treasury Regulations. Backup withholding may apply to these payments if the holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain holders are not subject to backup withholding (including corporations and Non-U.S. Holders who provide certification of their exempt status). Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

F.                  Dividends and Paying Agents

Not applicable.

G.                Statement by Experts

Not applicable.

H.                Documents on Display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we will not be subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we will file or furnish reports and other information with the SEC, which you may inspect and copy at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

I.                     Subsidiary Information

Not applicable.

ITEM 11.                                         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

A.                 Quantitative and Qualitative Disclosure about Market Risk

Our Board of Directors has overall responsibility for establishing and monitoring our risk management objectives and policies. While it retains ultimate responsibility for risk management, it has delegated the day to day monitoring to the executive management team to design and operate processes that ensure effective implementation of the risk management objectives and policies, with periodic reports to the board. Our audit committee will also review the risk management policies and processes, and report findings to the board. The overall objective of the board is to set policies that seek to reduce risk as far as possible without unduly affecting our competitiveness and flexibility. We do not use market risk-sensitive instruments for trading or speculative purposes.

The risks and methods for managing the risks are reviewed regularly, in order to reflect changes in market conditions and our activities. Through training, management standards and procedures, we aim to develop a disciplined and constructive control environment in which all our employees understand their roles and obligations. The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

B.                 Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Foreign currency exchange risk arises when we enter into transactions denominated in a currency other than our functional currency. Some of our subsidiaries use Argentine peso as a functional currency but have significant transactions denominated in U.S. dollars, mainly sales and financing activities.

Our policy is, where possible, to allow our entities to settle liabilities denominated in U.S. dollars with cash generated from their own operations in U.S. dollars. We have liabilities denominated in U.S. dollars in entities that use the Argentine peso as their functional currency, which exposes us to foreign currency exchange risks. Such risks are partially mitigated by our revenues and cash flows, which are also partially denominated in U.S. dollars. Furthermore, some of our subsidiaries that might sell products denominated in Brazilian Reales or Argentine pesos periodically adjust prices to reflect changes in U.S. dollars.

We also periodically evaluate the convenience of using derivatives and other financial instruments to hedge our foreign exchange rate exposure, with the objective of maximizing and preserving the substantial U.S. dollar denomination of our cash flows, when possible. We did not have any exchange rate related financial instruments in place as of June 30, 2019.

The table below sets forth our net exposure to currency risk as of June 30, 2019, 2018 and 2017:

	June 30, 2019	June 30, 2018	June 30, 2017
Net USD foreign currency position	(40,513,954)	(28,861,129)	(17,917,954)

C.                 Interest rate risk

Our financing costs may be affected by interest rate volatility. Borrowings under our interest rate management policy may be fixed or floating rate. We maintain adequate committed borrowing facilities and hold most of our financial assets primarily in cash, cash equivalents or checks collected from customers that are readily convertible into known amounts of cash.

Our interest rate risk arises from long term borrowings and refinancing of short-term borrowings. Borrowings issued at floating rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Holding all other variables constant, including levels of our external indebtedness, at June 30, 2019 a one percentage point increase in floating interest rates would increase interest payable by less than US$ 0.1 million. Refinancing of short-term facilities exposes us to changes in financial market conditions, particularly for loans undertaken in Argentina.

We have not entered into derivative contracts to hedge this exposure.

Our debt consists of loans and financing for the Rizobacter Acquisition, as set out below.

June 30, 2019
Carrying Amount (US$)
Fixed-rate instruments
Current financial liabilities	(69,126,607)
Non-current financial liabilities	(37,006,581)
Variable rate instruments
Current financial liabilities	(177,213)
Non-current financial liabilities	(72,940)

D.                 Credit risk

Our credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations and derives mainly from trade receivables and other receivables generated by services and product sales, as well as from cash and deposits in financial institutions. We are also exposed to political and economic risk events, which may cause non-payment of local and foreign currency obligations owed to us by customers, partners, contractors and/or suppliers.

We sell seed and integrated products, crop protection products and crop nutrition products to a diverse base of customers. Our customers include multinational and local agricultural companies, distributors, and growers who purchase our products.

Our finance function determines concentrations of credit risk by periodically monitoring the credit rating of existing customers and through monthly reviews of the trade receivables’ aging analysis. Based on our periodic monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

About 15% of our seed and integrated products segment sales for the year ended June 30, 2019 were made to five well-known customers with good quality standing, with the top two customers representing 10% of such segment sales. In the crop protection segment, the top five customers represented 14% of the segment’s sales. In the crop nutrition segment, the top five customers represented 19% of the segment’s sales.

Our policy is to manage credit exposure to counterparties through a process of credit rating. We perform credit evaluations of existing and new customers, and conduct a thorough credit check on every new customer before offering the customer transaction terms. Our examination includes collecting outside credit rating information, if available. Additionally, and even if there is no independent outside rating, we assess the credit quality of the customer taking into account our financial position, past experience, bank references and other factors. We prescribe a credit limit for each customer and examine such limits annually. Customers that do not meet our criteria for credit quality may do business with us on the basis of a prepayment or upon furnishing appropriate collateral. We may seek collateral and guarantees, as considered appropriate, for the credit profile of any customer.

Based on our periodic monitoring of customer credit risk, the customers are grouped according to a characterization of their credit, based on geographical location, industry, aging of receivables, maturity, and existence of past financial difficulties. Customers defined as “high risk” are added to a restricted customer list and are supervised by management. In the case of a doubtful debt, we record a provision for the amount of the debt less the value of the collateral provided and take measures to enforce upon the collateral.

We are also exposed to counterparty credit risk on cash and cash equivalent balances. We hold cash on deposit with a number of financial institutions. We manage our credit risk exposure by limiting individual deposits to clearly defined limits. We only deposit funds with high-quality banks and financial institutions.

E.                 Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they become due.

The Group’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources from high quality lenders to complement cash generated from operations, as well as managing account payable cycles under the relevant commercial agreements with key suppliers.

The liquidity risk of each of the Group entities is managed centrally by the Group’s finance function.

The cash flow forecast is determined both at an individual entity as well as a consolidated level. The forecasts are reviewed by the Board of Directors in advance, enabling the Group’s cash requirements to be anticipated. The Group examines the forecasts of its liquidity requirements in order to ascertain that there is sufficient funding for the operating needs, including the amounts required to settle financial liabilities.

The following table sets out the contractual maturities of financial liabilities:

As of June 30, 2019	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade Payables and other payables	12,854,579	28,987,009	476,482	—	—
Borrowings	29,051,271	40,097,864	38,524,384	—	—
Financed payment - Acquisition of business	—	2,937,500	—	—	—
Total	41,905,850	72,022,373	39,000,866	—	—

ITEM 12.                                         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                 Debt Securities

Not applicable.

B.                 Warrants and Rights

Not applicable.

C.                 Other Securities

Not applicable.

D.                 American Depositary Shares

Not applicable.

PART II

ITEM 13.                                         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.                 Defaults

Not applicable.

B.                 Arrears and Delinquencies

Not applicable.

ITEM 14.                                         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                                         CONTROLS AND PROCEDURES

A.                 Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2019. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2019, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B.                 Management’s Annual Report on Internal Control Over Financial Reporting

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as adopted by the IASB and includes those policies and procedures that:

•                  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Consistent with the guidance contained in Section 215.02 of the SEC’s Regulation S-K Compliance and Disclosure Interpretations, we excluded management’s report on internal control over financial reporting from this Annual Report on Form 20-F because (i) we recently (on March 14, 2019) consummated the business combination, which was accounted for a reverse recapitalization between UAC (a non-operating public shell company) and Bioceres, Inc. (a private operating company), (ii) it was not possible for management to conduct an assessment of the internal control over financial reporting of Bioceres, Inc. between the consummation date of the business combination and June 30, 2019 and (iii) the pre-consummation operating assets, operating liabilities and operations of UAC are insignificant by comparison to those of the Company on a consolidated basis.

Management will include its report on internal control over financial reporting beginning with its Annual Report on Form 20-F for the fiscal year ending June 30, 2020.

C.                 Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

D.                 Changes in Internal Control Over Financial Reporting

During the period covered by this annual report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                                         Reserved

A.                 Audit Committee Financial Expert

Our board of directors has determined that Ari Freisinger is an “audit committee financial expert” as defined by the SEC item 16A of Form 20-F. All members of the audit committee are independent directors as defined in the NYSE corporate governance standards and Rule 10A-3 under the Exchange Act.

B.                 Code of Ethics

Bioceres Crop Solutions has adopted a Code of Ethics applicable to Bioceres Crop Solutions’ directors, executive officers and employees. The Code of Ethics codifies the business and ethical principles that govern all aspects of Bioceres Crop Solutions’ business. A copy of the Code of Ethics will be filed with the SEC and will be provided without charge upon written request to Bioceres Crop Solutions in writing at investorelations@biocerescrops.com. Bioceres Crop Solutions intends to disclose any amendments to or waivers of certain provisions of Bioceres Crop Solutions’ Code of Ethics in a Current Report on Form 6 K (as required) or on Bioceres Crop Solutions’ website.

C.                 Principal Accountant Fees and Services

Incorporated herein by reference to UAC’s annual report on Form 10-K, filed on March 5, 2019 for the year ended January 31, 2019.

Price Waterhouse & Co. S.R.L. (“PwC”) have acted as our principal accountants for the year ended June 30, 2019. The following is a summary of fees paid or to be paid to PwC for services rendered.

Audit Fees

Audit fees consist of fees billed for standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and for services that are normally provided by PwC in connection with regulatory filings. The aggregate fees billed by PwC for professional services rendered for the audit of our annual consolidated financial statements and review of the financial information included in our required filings with the SEC for the year ended June 30, 2019 totaled US$410,635.

Audit-Related Fees

Audit-related fees consist of fees billed for services such as auditing of non-recurring transactions, reviews of semi-annual financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings. PwC did not bill us for other audit-related services for the year ended June 30, 2019.

Tax Fees

Tax services relate to the aggregated fees for services on tax compliance. The aggregate fees billed by PwC for tax fees amounted to US$14,921.

All Other Fees.

We did not pay PwC for other services for the year ended June 30, 2019.

Pre-approval Policies

The Company’s audit committee approves all auditing services and permitted non-audit services performed for the Company by its independent auditor in advance of an engagement. All auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor must be approved by the audit committee in advance, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the committee prior to the completion of the audit.

D.                 Exemptions from the Listing Standards for Audit Committees

No exemptions from the listing standards for our audit committee.

E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

F.                  Change in Registrant’s Certifying Accountant

In connection with the business combination, Marcum LLP (“Marcum”) remained as the independent accountants of UAC until the Board of Director’s decision to dismiss Marcum on March 14, 2019. Marcum was notified of the dismissal on the same day. We have engaged PwC as our independent registered public accounting firm. The disclosure required pursuant to this Item 16.F. was included in the Company’s Current Report on Form 6-K filed with the SEC on March 14, 2019, including Exhibit 99.1 (Marcum’s letter to the SEC), which are hereby incorporated by reference into this Annual Report on Form 20-F.

PwC, with registered office at Bouchard 557 — Floor 8, C1106ABG, is an independent registered public accounting firm, registered with the Public Company Accounting Oversight Board (United States).

G.                Corporate Governance

We are exempt from certain corporate governance requirements of the NYSE by virtue of being a “foreign private issuer.” Although our foreign private issuer status exempts us from most of the NYSE’s corporate governance requirements, we intend to voluntarily comply with these requirements, except those from which we would be exempt by virtue of being a “controlled company.” Our Parent Company controls, directly or indirectly, a majority of the voting power of our issued and outstanding shares and we are a controlled company within the meaning of the NYSE corporate governance standards, entitled to certain limited corporate governance exemptions. Under these NYSE standards, a controlled company may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

•                       a majority of the board of directors consist of independent directors;

•                       the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•                       the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•                       there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

As a controlled company, we utilize certain of these exemptions, including the exemption from the requirement to have a compensation committee that is entirely composed of independent directors.

As a result of the foregoing exemptions, we can cease voluntary compliance at any time, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

H.                Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.                                         FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.                                         FINANCIAL STATEMENTS

Financial Statements are filed as part of this report, see page F-1.

ITEM 19.                                         EXHIBITS

1.1**

Amended and Restated Memorandum and Articles of Association of Bioceres Crop Solutions Corp. (Incorporated by reference to Exhibit 3.1 to Amendment No.1 to BIOX’s registration statement on Form F-1 (File No. 333-231883), filed with the SEC on July 12, 2019)

1.2**	Certificate of Name Change (Incorporated by reference to Exhibit 1.2 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

2.1**

Syndicated Loan Facility, dated as of March 15, 2017, by and among Rizobacter Argentina S.A., Banco de Galicia y Buenos Aires S.A., Banco Santander Río S.A., Banco Hipotecario S.A. and Banco Mariva S.A. (Incorporated by reference to Exhibit 2.1 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

2.2**

Intercompany Loan Agreement, dated as of March 14, 2019, by and between Bioceres S.A. and Bioceres Crop Solutions Corp. (Incorporated by reference to Exhibit 2.9 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

2.3	Amendment to the Intercompany Loan Agreement, dated as of May 7, 2019, by and between Bioceres S.A. and Bioceres Crop Solutions Corp.

2.4	Rizobacter Shareholders’ Agreement, dated March 5, 2019, among Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp.

4.1**

Share Exchange Agreement, dated as of November 8, 2018, by and among Union Acquisition Corp., Joseph J. Schena, in his capacity as the Pre-Closing Union Representative, and Bioceres, Inc. (Incorporated by reference to Exhibit 2.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on November 8, 2018)

4.2**

Amendment to the Share Exchange Agreement, dated as of December 19, 2018 (Incorporated by reference to Exhibit 10.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on December 20, 2018)

4.3**

Shareholders Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp., Bioceres LLC and the shareholders named therein (Incorporated by reference to Exhibit 4.3 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

4.4**

Letter Agreement with respect to Private Placement Warrants by and between Union Acquisition Corp. and the holders named therein (Incorporated by reference to Exhibit 10.2 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on December 20, 2018)

4.5**

Amended and Restated Registration Rights Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp. and the Investors named therein (Incorporated by reference to Exhibit 4.5 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

4.6**

Warrant Agreement, dated as of March 14, 2019, by and between Bioceres Crop Solutions Corp. and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.6 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

4.7**	Specimen of Warrant Certificate (Incorporated by reference to Exhibit 2.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on November 8, 2018)

4.8**

Rizobacter Call Option Agreement, dated as of October 22, 2018 (Incorporated by reference to Exhibit 10.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on November 13, 2018)

4.9**

Lock-up Agreement, dated as of November 8, 2018, by and among Union Acquisition Corp., Joseph J. Schena, in his capacity as the Pre-Closing Union Representative, and Bioceres, Inc. (Incorporated by reference to Exhibit 10.2 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on November 8, 2018)

4.10**

Indemnification Agreement, dated as of March 14, 2019, by and between Bioceres Crop Solutions Corp. and its directors (Incorporated by reference to Exhibit 4.12 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

4.11**	Side Letter to Exchange Agreement (Incorporated by reference to Exhibit 10.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on March 14, 2019)

4.12**	Share Transfer Agreement (Incorporated by reference to Exhibit 10.2 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on March 14, 2019)

8.1**	List of subsidiaries of Bioceres Crop Solutions Corp., as of March 14, 2019: See “Item 4. Information on the Company—C. Organizational Structure.”

12.1	Rule 13a-14(a)/15d-14(a) -— Section 302 - Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) -— Section 302 - Certification of Chief Financial Officer

13.1	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer

13.2	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer

15.1**

Letter of Marcum dated March 14, 2019 regarding change in independent registered public accounting firm (Incorporated by reference to Exhibit 99.1 to BIOX’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on March 14, 2019

101	Interactive Data Files (XBRL — Related Documents)

**    Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: October 24, 2019	BIOCERES CROP SOLUTIONS CORP.

	By:	/s/ Federico Trucco
Name: Federico Trucco
Title: Chief Executive Officer

BIOCERES CROP SOLUTIONS CORP.

Consolidated financial statements as of June 30, 2019, 2018 and 2017 for the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016.

BIOCERES CROP SOLUTIONS CORP.

INDEX

Consolidated financial statements as of June 30, 2019, 2018 and 2017 for the years ended June 30, 2019, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016.

Report of Independent Registered Public Accounting Firm	F-3

Consolidated statements of financial position as of June 30, 2019, 2018 and 2017	F-4

Consolidated statements of comprehensive income for the years ended June 30, 2019, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016	F-6

Consolidated statements of changes in equity for the years ended June 30, 2019, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016	F-8

Consolidated statements of cash flows for the years ended June 30, 2019, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016	F-9

Notes to the consolidated financial statements	F-11

BIOCERES CROP SOLUTIONS CORP.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp and its subsidiaries (the “Company”) as of June 30, 2019, 2018 and 2017 the related consolidated statements of comprehensive income, of change in equity and of cash flow for each of the two years in the period ended June 30, 2019, for the six-month transition period ended June 2017 and for the year ended December 31, 2016, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, 2018 and 2017, and the results of its operations and its cash flows for the two years in the period ended June 30, 2019, for the six-month transition period ended June 2017 and for the year ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/Price Waterhouse & Co. S.R.L.

/s/Gabriel Marcelo Perrone
Gabriel Marcelo Perrone
Partner

Rosario, Argentina
October 3, 2019

We have served as the Company’s auditor since 2018.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2019, 2018 and 2017

(Amounts in USD)

	Notes	06/30/2019	06/30/2018	06/30/2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6.1	3,450,873	2,215,103	1,679,478
Other financial assets	6.2	4,683,508	4,550,847	4,264,792
Trade receivables	6.3	59,236,377	52,888,427	41,675,918
Other receivables	6.4	1,981,829	4,240,205	7,108,219
Income and minimum presumed income taxes recoverable	8	1,263,795	2,082,269	1,701,382
Inventories	6.5	27,592,582	19,366,001	31,338,034
Total current assets		98,208,964	85,342,852	87,767,823

NON-CURRENT ASSETS
Other financial assets	6.2	376,413	243,358	766,999
Other receivables	6.4	1,560,310	4,979,507	2,183,244
Income and minimum presumed income taxes recoverable	8	1,184	126,653	315,565
Deferred tax assets	8	3,743,709	5,601,821	3,372,101
Investments in joint ventures and associates	12	25,321,028	19,072,055	32,108,229
Property, plant and equipment	6.6	43,834,548	40,177,146	46,218,875
Intangible assets	6.7	39,616,426	26,657,345	42,058,891
Goodwill	6.8	29,804,715	14,438,027	25,079,324
Total non-current assets		144,258,333	111,295,912	152,103,228
Total assets		242,467,297	196,638,764	239,871,051

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2019, 2018 and 2017

(Amounts in USD)

	Notes	06/30/2019	06/30/2018	06/30/2017
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	6.9	40,578,494	27,708,830	22,794,716
Borrowings	6.10	66,477,209	65,308,928	34,037,971
Employee benefits and social security	6.11	5,357,218	4,411,713	5,047,045
Deferred revenue and advances from customers	6.12	1,074,463	1,007,301	1,197,080
Income and minimum presumed income taxes payable	8	142,028	2,569	29,788
Government grants	6.13	2,110	17,695	60,829
Financed payment - Acquisition of business	6.15	2,826,611	20,223,590	6,219,980
Total current liabilities		116,458,133	118,680,626	69,387,409

NON-CURRENT LIABILITIES
Trade and other payables	6.9	452,654	—	—
Borrowings	6.10	37,079,521	25,708,205	40,952,164
Government grants	6.13	8,098	15,532	57,716
Due to joint ventures and associates	12	1,970,903	2,012,298	1,527,286
Deferred tax liabilities	8	21,101,871	13,591,942	25,611,927
Provisions	6.14	439,740	845,486	1,415,290
Financed payment - Acquisition of business	6.15	—	2,651,019	21,180,193
Warrants	6.16	2,861,511	—	—
Puttable instruments	6.17	—	—	2,500,000
Total non-current liabilities		63,914,298	44,824,482	93,244,576
Total liabilities		180,372,431	163,505,108	162,631,985

EQUITY
Equity attributable to owners of the parent		47,301,863	13,713,484	35,841,621
Non-controlling interests		14,793,003	19,420,172	41,397,445
Total equity		62,094,866	33,133,656	77,239,066
Total equity and liabilities		242,467,297	196,638,764	239,871,051

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016

(Amounts in USD)

	Notes	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Revenue	7.1	160,308,979	133,491,118	46,853,369	41,027,474
Government grants	6.13	16,372	51,586	31,941	141,775
Initial recognition and changes in the fair value of biological assets.		279,945	—	—	—
Cost of sales	7.2	(86,964,881)	(77,094,551)	(29,613,158)	(30,598,956)
Research and development expenses	7.3	(3,689,391)	(3,950,100)	(1,990,268)	(853,854)
Selling, general and administrative expenses	7.4	(39,243,800)	(35,263,688)	(15,689,598)	(8,827,121)
Share of profit or loss of joint ventures and associates	12	1,012,486	(2,136,801)	(649,075)	(707,042)
Other income or expenses, net		365,900	613,389	54,252	24,765
Operating profit/(loss)		32,085,610	15,710,953	(1,002,537)	207,041
Finance results	7.5	(41,458,217)	(40,950,716)	(10,193,263)	(8,249,577)
Loss before income tax		(9,372,607)	(25,239,763)	(11,195,800)	(8,042,536)
Income tax (expense) benefit		(6,986,284)	10,928,517	2,817,251	1,860,647
Loss for the year		(16,358,891)	(14,311,246)	(8,378,549)	(6,181,889)

Profit (loss) for the year attributable to:
Equity holders of the parent		(18,369,045)	(11,039,533)	(5,908,927)	(5,865,870)
Non-controlling interests		2,010,154	(3,271,713)	(2,469,622)	(316,019)
		(16,358,891)	(14,311,246)	(8,378,549)	(6,181,889)
Loss per share
Basic and diluted loss attributable to ordinary equity holders of the parent (1)	9	(0.60)	(0.39)	(0.21)	(0.21)
Weighted average number of shares
Basic (1)	9	30,478,390	28,098,117	28,098,117	28,098,117

(1) For the years ended June 30, 2019, and 2018, the six-month transition period ended June 30, 2017 and the year ended Decemeber 31, 2016 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016

(Amounts in USD)

Loss for the year	(16,358,891)	(14,311,246)	(8,378,549)	(6,181,889)

Other comprehensive income (loss)	3,904,365	(31,833,554)	(2,714,241)	(4,579,700)

Items that may be subsequently reclassified to profit and loss	5,251,488	(43,710,972)	(4,747,113)	(4,579,700)
Exchange differences on translation of foreign operations from joint ventures	11,337	(13,865,192)	(1,498,641)	(277,603)
Exchange differences on translation of foreign operations	5,240,151	(29,845,780)	(3,248,472)	(4,302,097)
Items that will not be subsequently reclassified to loss and profit	(1,347,123)	11,877,418	2,032,872	—
Revaluation of property, plant and equipment, net of tax, of JV and associates (2)	94,009	1,679,818	189,025	—
Revaluation of property, plant and equipment, net of tax (3)	(1,441,132)	8,381,618	1,843,847	—
Tax rate change over revaluation of property, plant and equipment	—	1,815,982	—	—
Total comprehensive loss	(12,454,526)	(46,144,800)	(11,092,790)	(10,761,589)

Total comprehensive income / (loss) attributable to:
Equity holders of the parent	(14,333,037)	(33,927,072)	(8,069,589)	(9,083,688)
Non-controlling interests	1,878,511	(12,217,728)	(3,023,201)	(1,677,901)
	(12,454,526)	(46,144,800)	(11,092,790)	(10,761,589)

(2)         The tax effect of the revalution of property, plant and equipment of JV and associates was $31,336, $559,939, $66,158 and nil for the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016 respectively.

(3)         The tax effect of the revalution of property, plant and equipment was ($480,378), $4,513,179, $1,008,381 and nil for the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016 respectively.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016

(Amounts in USD)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Stock options	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non-controlling Interests	Total equity

12/31/2015	2,810	4,426,440	3,285	(3,335,253)	—	—	1,097,282	—	1,097,282
Parent company investment	—	50,470,291	—	—	—	—	50,470,291	—	50,470,291
Non-controlling investment	—	—	—	—	—	—	—	6,481,930	6,481,930
Non-controlling interest in business combination	—	—	—	—	—	—	—	36,339,002	36,339,002
Stock options	—	—	43,827	—	—	—	43,827	—	43,827
Loss for the year	—	—	—	(5,865,870)	—	—	(5,865,870)	(316,019)	(6,181,889)
Other comprehensive loss	—	—	—	—	(3,217,818)	—	(3,217,818)	(1,361,882)	(4,579,700)
12/31/2016	2,810	54,896,731	47,112	(9,201,123)	(3,217,818)	—	42,527,712	41,143,031	83,670,743
Parent company investment	—	1,357,788	—	—	—	—	1,357,788	—	1,357,788
Sale of preferred stocks to non-controlling interest	—	—	—	—	—	—	—	3,277,615	3,277,615
Stock options	—	—	25,710	—	—	—	25,710	—	25,710
Loss for the year	—	—	—	(5,908,927)	—	—	(5,908,927)	(2,469,622)	(8,378,549)
Other comprehensive income or loss	—	—	—	—	(3,380,262)	1,219,600	(2,160,662)	(553,579)	(2,714,241)
06/30/2017	2,810	56,254,519	72,822	(15,110,050)	(6,598,080)	1,219,600	35,841,621	41,397,445	77,239,066
Parent company investment	—	2,009,385	—	—	—	—	2,009,385	—	2,009,385
Purchase of preferred stocks to non-controlling interest	—	9,759,545	—	—	—	—	9,759,545	(9,759,545)	—
Stock options	—	—	30,005	—	—	—	30,005	—	30,005
Loss for the year	—	—	—	(11,039,533)	—	—	(11,039,533)	(3,271,713)	(14,311,246)
Other comprehensive income or loss	—	—	—	—	(30,013,990)	7,126,451	(22,887,539)	(8,946,015)	(31,833,554)
06/30/2018	2,810	68,023,449	102,827	(26,149,583)	(36,612,070)	8,346,051	13,713,484	19,420,172	33,133,656
Adjustment of opening balance for the application of IAS 29	—	—	—	22,546,341	—	(2,986,317)	19,560,024	7,797,295	27,357,319
Parent company investment (Note 10.2)	—	(14,558,347)	—	—	—	—	(14,558,347)	—	(14,558,347)
Reverse Stock Options	—	—	(102,827)	—	—	—	(102,827)	—	(102,827)
Reverse recapitalization (Note 10.3)	329	21,905,853	—	—	—	—	21,906,182	—	21,906,182
Private warrants (Note 6.16)	—	(3,432,723)	—	—	—	—	(3,432,723)	—	(3,432,723)
Shares issued - Rizobacter call option (Note 10.4)	474	21,439,652	—	—	—	—	21,440,126	(14,302,975)	7,137,151
Contribution Semya (Note 4.5)	—	3,108,981	—	—	—	—	3,108,981	—	3,108,981
Profit/ (loss) of the year	—	—	—	(18,369,045)	—	—	(18,369,045)	2,010,154	(16,358,891)
Other comprehensive income /(loss)	—	—	—	—	5,132,487	(1,096,479)	4,036,008	(131,643)	3,904,365
06/30/2019	3,613	96,486,865	—	(21,972,287)	(31,479,583)	4,263,255	47,301,863	14,793,003	62,094,866

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016

(Amounts in USD)

	Notes	06/30/2019	06/30/2018	06/30/2017	12/31/2016
OPERATING ACTIVITIES
Loss for the year		(16,358,891)	(14,311,246)	(8,378,549)	(6,181,889)

Adjustments to reconcile loss to net cash flows
Income tax		6,986,284	(10,928,517)	(2,817,251)	(1,860,647)
Finance results		41,458,217	40,950,716	10,193,263	8,249,577
Depreciation of property, plant and equipment	6.6	2,450,256	2,230,881	1,254,657	584,293
Amortization of intangible assets	6.7	2,376,919	2,141,476	1,418,529	424,179
Inventory purchase price allocation charge		—	2,257,378	2,436,949	7,516,071
Transaction expenses		4,535,247	—	—	—
Stock options		(102,827)	30,005	25,710	43,827
Share of profit or loss of joint ventures and associates	12	(1,012,486)	2,136,801	649,075	707,042
Loss of control of subsidiaries		(10,591)	—	—	—
Provisions for contingencies	6.18	(246,832)	46,103	(248,727)	293,009
Allowance for impairment of trade debtors	6.18	686,985	1,259,127	333,490	125,764
Allowance for obsolescence	6.18	564,873	661,804	148,840	982,351
Gain or loss on sale of equipment and intangible assets		91,762	4,834	155,294	(13,760)

Working capital adjustments
Trade receivables		41,488,831	17,316,880	16,744,754	(11,347,636)
Other receivables		5,770,280	513,162	3,552,607	(3,450,565)
Income and minimum presumed income taxes		2,778,289	(126,806)	(2,476,482)	3,582,581
Inventories		(8,920,222)	10,355,422	(1,123,249)	2,977,418
Trade and other payables		(33,699,077)	(35,288,368)	(12,932,716)	(3,170,910)
Employee benefits and social security		931,656	(543,917)	1,578,691	3,757,935
Deferred revenue and advances from customers		66,178	(162,473)	351,154	634,392
Income and minimum presumed income taxes payable		(1,705,481)	(71,076)	(1,278,038)	(5,079,759)
Government grants		(23,019)	(85,318)	(37,374)	3,126
Inflation effects on working capital adjustments		(18,411,538)	—	—	—
Net cash flows generated by (using in) operating activities		29,694,813	18,386,868	9,550,627	(1,223,601)

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016

(Amounts in USD)

	Notes	06/30/2019	06/30/2018	06/30/2017	12/31/2016
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		317,953	109,711	130,011	13,760
Investment in joint ventures and associates and associates	12	(129,340)	—	—	—
Purchase of property, plant and equipment	6.6	(2,044,102)	(2,791,794)	(695,667)	(608,061)
Net loans granted to shareholders and other related parties		—	(2,621,647)	(2,428,076)	—
Capitalized development expenditures	6.7	(682,530)	(2,301,425)	(1,884,289)	(175,527)
Purchase of intangible assets	6.7	(722,833)	(614,529)	(979,728)	(420,254)
Restricted short-term deposit		—	—	(4,222,130)	—
Adquisition of business		—	—	—	(40,678,146)
Net cash flows used in investing activities		(3,260,852)	(8,219,684)	(10,079,879)	(41,868,228)

FINANCING ACTIVITIES
Proceeds from borrowings		88,693,632	27,745,013	60,338,582	10,548,234
Repayment of borrowings and interest payments		(111,084,915)	(37,624,531)	(56,549,534)	(6,351,924)
(Decrease)/Increase bank overdraft and other short-term borrowings		(4,968,813)	1,208,830	(1,556,527)	(1,332,036)
Other financial proceeds or payments, net		(854,731)	(1,787,117)	(1,066,102)	(883,069)
Reverse recapitalization		1,268,633	—	—	—
Proceeds from the issuance of preferred shares		—	—	—	42,000,001
Cash dividend distributed by subsidiary		—	—	—	(13,790)
Net cash flows (used in) provided by financing activities		(26,946,194)	(10,457,805)	1,166,419	43,967,416

Net (decrease) increase in cash and cash equivalents		(512,233)	(290,621)	637,167	875,587

Inflation effects on cash and cash equivalents		1,681,113	—	—	—

Cash and cash equivalents as of beginning of the year	6.1	2,215,103	1,679,478	982,897	20,524
Effect of exchange rate changes on cash and equivalents		66,890	826,246	59,414	86,786
Cash and cash equivalents as of the end of the year	6.1	3,450,873	2,215,103	1,679,478	982,897

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Index

1. General information
2. Accounting standards and basis of preparation
2.1. Statement of compliance with IFRS as issued by IASB
2.2. Authorization for the issue of the Consolidated financial statements
2.3. Comparative figures
2.4. Restrospectively considerations
2.5. Basis of measurement
2.6. Functional currency and presentation currency
2.7. Subsidiaries
2.8. Changes in subsidiaries
2.9. Warrants
3. New standards, amendments and interpretations issued by the IASB
3.1. New standards and interpretations adopted by the Group
3.2. New standards and interpretations not yet adopted by the Group
4. Summary of significant accounting policies
4.1. Cash and cash equivalents
4.2. Financial assets
4.3. Inventories
4.4. Business combinations
4.5. Business combinations under common control
4.6. Impairment of non-financial assets (excluding inventories and deferred tax assets)
4.7. Joint arrangements
4.8. Property, plant and equipment
4.9. Leased assets
4.10. Intangible assets
4.11. Financial liabilities
4.12. Warrants
4.13. Employee benefits
4.14. Provisions
4.15. Parent company investment
4.16. Revenue recognition
4.17. Government grants
4.18. Borrowing costs

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

4.19. Income tax and minimum presumed income tax
4.20. Share-based payments
5. Critical accounting judgments and estimates
5.1. Critical judgments
5.2. Critical estimates
6. Information about components of Consolidated statements of financial position
6.1. Cash and cash equivalents
6.2. Other financial assets
6.3. Trade receivables
6.4. Other receivables
6.5. Inventories
6.6. Property, plant and equipment
6.7. Intangible assets
6.8. Goodwill
6.9. Trade and other payables
6.10. Borrowings
6.11. Employee benefits and social security
6.12. Deferred revenue and advances from customers
6.13. Government grants
6.14. Provisions
6.15. Financed payment- Acquisition of business
6.16. Private Warrants
6.17. Puttable instrumens
6.18. Changes in allowances and provisions
7. Information about components of Consolidated statements of comprehensive income
7.1. Revenue
7.2. Cost of sales
7.3. R&D classified by nature
7.4. Expenses classified by nature and function
7.5. Finance results
8. Income tax and minimum presumed income tax
9. Loss per share
10. Information about consolidated components of equity
10.1. Capital issued
10.2. Parent company investment
10.3. Reverse recapitalization

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

10.4. Shares issued- Rizobacter Call Option
10.5. Shares summary
10.6. Non-controlling interest
11. Cash flow information
12. Joint ventures
13. Segment information
14. Financial instruments- risk management
14.1. Principal financial instruments
14.2. Financial instruments by category
14.3. Financial instruments measured at fair value
14.4. Financial instruments not measured at fair value
14.5. General objectives, policies and processes
15. Leases
15.1. Finance lease - lessee
15.2. Operating lease — lessee
16. Shareholders and other related parties balances and transactions
17. Key management personnel compensation
18. Share-based payments
19. Contingencies, commitments and restrictions on the distribution of profits
20. Events occurring after the reporting period

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

1.              GENERAL INFORMATION

On March 14, 2019, Union Acquisition Corp. (“Union” or “UAC”), whose name changed to Bioceres Crop Solutions Corp. (“Bioceres”), consummated the previously announced merger pursuant to a share exchange agreement, dated as of November 8, 2018 (as amended, the “Exchange Agreement”), by and among Union and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC pursuant to the Reorganization (as defined below) on February 28, 2019. This reorganization did not affect the common control structure of the entities forming the Group.

The Group is a fully integrated provider of crop productivity solutions, which has developed a multi-discipline and multi-product platform capable of providing solutions throughout the entire crop cycle, from pre-planting to transportation and storage.

Description of the merger and reorganization

The merger was reflected as a reverse recapitalization (capital transaction) equivalent to the issuance of shares by the private company (Bioceres) for the net monetary assets of the public shell company (Union).

Prior to the consummation of the merger on March 14, 2019, the following steps took place among Bioceres, Inc. and certain of its affiliates (collectively the “Reorganization”):

•                  On October 22, 2018, Parent (as defined below), RASA Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Bioceres, Inc., now a wholly-owned subsidiary of BCS Holding (“RASA Holding”), and Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp., as sellers (collectively, the “Grantors”) entered into an amended and restated option agreement (as may be amended from time to time, the “Rizobacter Call Option Agreement”), pursuant to which the Parent, RASA Holding or any of their nominated affiliates would have the option (the “Rizobacter Call Option”) to purchase from the Grantors all of their 11,916,000 shares of common stock of Rizobacter Argentina S.A., an Argentine corporation and a subsidiary of RASA Holding (“Rizobacter”), representing 29.99% of all outstanding common stock of Rizobacter.

•                  On February 13, 2019, Bioceres, Inc. formed a new subsidiary, BCS Holding Inc. (“BCS Holding”), and contributed its crop business net assets (consisting of certain assets and liabilities, the “Bioceres Inc Crop Business”) to BCS Holding in exchange for 100% equity interest in BCS Holding.

•                  On February 28, 2019, Bioceres, Inc. converted into Bioceres LLC; and

•                  On March 1, 2019, Bioceres S.A., a company organized under the laws of Argentina and our ultimate parent company (“Parent”, and jointly with Bioceres LLC, “Parents”), contributed all its equity interest in Bioceres Semillas S.A. to Bioceres LLC in exchange for additional equity interests in Bioceres LLC.

Immediately following the consummation of the merger on March 14, 2019, the Rizobacter Call Option (as defined above) was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding shares of Rizobacter. Consideration for the Rizobacter Call Option (net of prepayments) was in the form of Union shares. Union shares constituting the in-kind consideration were issued in reliance on an applicable exemption from the registration requirements of the Securities Act of of 1933, as amended (the “Securities Act”).

As additional consideration payable to Bioceres LLC in the merger, the original founders of Union have agreed to transfer to Bioceres LLC in the aggregate 862,500 unregistered ordinary shares.

As a result of the merger and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the merger, Union changed its name to Bioceres Crop Solutions Corp and its fiscal year to June 30.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Financial and economic situation

The Group has been improving its financial position year over year and has generated positive operating cash flows in the last years. The Group expects to continue generating cash for subsequent years given the Group’s plans and projections. This positive operating cash flow allowed the Group to considerably decrease its ratio of operating result over debt during the year ended June 30, 2019 and to decrease the current liabilities over current assets from 1.39x as of June 30, 2018 to 1.16x as of June 30, 2019.

Subsequent to June 30, 2019, the Group renewed all its revolving credit facilities that had been expired at the time of issuance of these financial statements for a total capital amount of $17.2 million and paid all the instalments due in a timely manner with resources generated from the business operations or new borrowings.

Approximately $33.6 million of the total current borrowings as of June 30, 2019 have this revolving condition. The Group expects to continue renewing the futures installments in similar conditions while working on long-term facilities that allows it to refinance the current debt permanently. In addition, to meet short-term debts, the Group could, if necessary, issue new corporate bonds up to $40 million. This program is already authorized by the regulatory authorities of Argentina and could be allocated to the Group’s needs.

2.              ACCOUNTING STANDARDS AND BASIS OF PREPARATION

2.1.    Statement of compliance with IFRS as issued by IASB

The Consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”) following the accounting policies as set forth and summarized in Note 4. All IFRS issued by the IASB, effective at the time of preparing these Consolidated financial statements have been applied.

2.2.    Authorization for the issue of the Consolidated financial statements

These Consolidated financial statements of the Group as of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016 have been authorized by the Board of Directors of Bioceres Crop Solutions at their meetings held on October 3, 2019.

2.3.    Comparative figures

In December 2016, Bioceres S.A. and its subsidiaries approved the amendment of its bylaws, thereby changing the fiscal year-end date from December 31 to June 30 of each year. As a result of the change in the fiscal year end, figures presented for the Group in these financial statements in connection with years ended June 30, 2019 and 2018, are not entirely comparable to the six-month transition period ended June 30, 2017.

Also, on October 19, 2016, RASA Holding acquired a controlling equity interest in Rizobacter. Therefore, figures presented for the Group in these Combined financial statements in connection with year ended December 31, 2016 are not entirely comparable with the following years presented given the significance of Rizobacter within the Group.

2.4.    Retrospectively considerations

As the merger took place on March 14, 2019, the 27,116,174 shares issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas S.A., together with the 119,443 shares issued to exercise the Bioceres Semillas’ tag-along and the 862,500 shares received by Bioceres LLC from the original founders of Union, were considered to have been

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

retrospectively issued and counted in issued capital, and in EPS calculation based on the assumption of those events occurred at the beginning of the earliest period presented. See Note 9.

2.5.    Basis of measurement

The consolidated financial statements of the Group have been prepared using:

•                  Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•                  Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

2.6.    Functional currency and presentation currency

a)             Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy with high inflation, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is a hyperinflationary economy, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy should be considered as high inflation since July 1, 2018. Consequently, the Group should restate its next financial statements to be presented after that date.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities on monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.558.

The main procedures for the above-mentioned adjustment are as follows:

•Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

•Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders’ equity are adjusted by applying the relevant conversion factors. (on a monthly basis).

•All items in the income statement are restated by applying the relevant conversion factors (on a monthly basis). The company has elected not to segregate the impact of inflation over financial results.

•The effect of inflation on the Company’s net monetary position is included in the income statement, in “Other financial results”.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

•The ongoing application of the re-translation of comparative amounts to closing exchanges rates under IAS 21 and the hyperinflation adjustments required by IAS 29 will lead to a difference in addition to the difference arising on the adoption of hyperinflation accounting.

The comparative figures in these consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates. This resulted in an initial difference, arising on the adoption of hyperinflation accounting, between the closing equity of the previous year and the opening equity of the current year. The Company recognized this initial difference directly in equity.

Presentation currency

The consolidated financial statements of the Group are presented in USD, which is the presentation currency.

b)             Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the Consolidated statement of profit or loss and other comprehensive income as part of the profit or loss taking place upon such disposal.

2.7.    Subsidiaries

Where the Group holds a controlling interest in an entity, such entity is classified as a subsidiary. The Group exercises control over such an entity if all three of the following elements are present: (i) the Group has the power to direct or cause the direction of the management and policies of the entity; (ii) the Group is exposed to the variable returns of such entity; and (iii) the Group has power to affect the variabity of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

De-facto control exists in situations where the Group has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Group considers all relevant facts and circumstances, including:

•    The relative share of the Group’s voting rights with respect both the size and dispersion of other parties who hold voting rights;

•    Substantive potential voting rights held by the Group and by other parties;

•    Other contractual arrangements; and

•    Historic patterns in voting attendance.

The subsidiaries of the Group, all of which have been included in the Consolidated financial statements of the Group, are as follows:

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

		Country of incorporation and principal place of		% Equity interest
Name	Principal activities	business	Ref	06/30/2019	06/30/2018
RASA Holding, LLC	Investment in subsidiaries	United States	a	100.00%	100.00%
Rizobacter Argentina S.A.	Microbiology Business	Argentina	b	80.00%	60.00%
Rizobacter do Brasil Ltda.	Selling of agricultural inputs	Brazil	c	79.99%	59.99%
Rizobacter del Paraguay S.A.	Selling of agricultural inputs	Paraguay	c	79.92%	59.94%
Rizobacter Uruguay	Selling of agricultural inputs	Uruguay	c	80.00%	60.00%
Rizobacter South Africa	Selling of agricultural inputs	South Africa	c	76.00%	57.00%
Comer. Agrop. Rizobacter de Bolivia S.A.	Selling of agricultural inputs	Bolivia	c	79.96%	59.97%
Rizobacter USA, LLC	Selling of agricultural inputs	United States	c	80.00%	60.00%
Rizobacter India Private Ltd.	Selling of agricultural inputs	India	c	80.00%	59.99%
Rizobacter Colombia SAS	Selling of agricultural inputs	Colombia	c	80.00%	60.00%
Indrasa Biotecnología S.A.	Research and development	Argentina	d	31.50%	52.91%
Rizobacter France SAS	Research and development	France	c	80.00%	60.00%
Semya S.A.	Research and development	Argentina	e	100.00%	50.00%
BCS Holding LLC	Investment in subsidiaries	United States	a	100.00%	—
Bioceres Semillas	Production and commercialization of seeds	Argentina	a	100.00%	86,39%

The Group holds a majority share of the voting rights in all of its subsidiaries.

a)             The percentage of the voting rights attributable to the Group is the same as the percentage of its equity interest as set forth in the table above.

b)             Immediately following the consummation of the merger on March 14, 2019, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding shares of Rizobacter. See Note 1.

c)              Indirect interests held through Rizobacter. The indirect equity interest participation included in this table was the 80% of the direct equity interest participation that Rizobacter owns in each entity.

d)             In September 2018, the participation of Rizobacter S.A. in Indrasa Biotecnología S.A. decreased from 52.50% to 35%, therefore the Group lost the control over this subsidiary.

e)              In June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. for the 50% of the ownership in Semya. See Note 4.5.

3.              NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

3.1.    New standards and interpretations adopted by the Group

The new standards and interpretations adopted by the Group are:

IFRS 9 — Financial Instruments (version 2014).

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

IFRS 15 — Revenue from Contracts with Customers.

Amendments to IFRS 2 — Classification and measurement of share-based payment transactions.

IFRIC 22 — Foreign currency transactions and advance consideration.

Amendments to IAS 40 — Transfers of investment.

These standards are effective for fiscal years beginning on January 1, 2018 and therefore their impact on the Bioceres Group ruled since the fiscal year started on July 1, 2018

The standards and interpretations issued, but not yet in force at the date of issuance of these Consolidated financial statements, which are or may be applicable to the Group, are:

IFRS 16 — Leases.

IFRIC 23- Uncertainty over Income Tax Treatments.

Amendments to IFRS 8- Prepayment Features with Negative Compensation

Amendments to IAS 28- Long-term Interest in Associates and Joint Ventures

Annual Improvements to IFRS Standards 2015-2017 Cycle

Amendments to IAS 29-Plan Amendment, Curtailent or Settlement

Amendments to IAS 1 and IAS 8- Definition of Material

Amendments to IFRS 3- Definition of Business

Amendments to IFRS 10 and IAS 28 — Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.

The Group intends to adopt these standards and interpretations when they become effective, unless otherwise indicated.

IFRS 9 — Financial Instruments (version 2014)

In July 2014, the IASB issued the final version of “IFRS 9 Financial Instruments” which reflects all phases of the financial instruments project and replaces “IAS 39 Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before February 1, 2015. The Group previously elected to adopt IFRS 9 (version 2013) early.

The new measurement and classification requirements in IFRS 9 (version 2014) are not applicable to the Group’s business model for managing its financial assets and that model is not expected to change in the foreseeable future. The Group does not use hedge accounting.

Regarding the new impairment requirements in IFRS 9 (version 2014), the Group changed its impairment testing methodology for financial assets from an “incurred losses model” to the new “expected losses model.”

For the determination of expected credit losses, in accordance with IFRS 9, the Group recognizes the lifetime losses of the instrument by applying an uncollectibility rate (based on historical uncollectibility adjusted by current and projected macroeconomic conditions) to the total amout of the Group’s trade accounts receivable. The analysis is performed by using a forecast matrix based on the age of the balances, including those that are not due at closing. These amendments didn’t have a material impact on the Group.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

IFRS 15 — Revenue from contracts with costumers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS. Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018 with early adoption permitted.

These amendments do not have a material impact on the Group.

Amendments to IFRS 2 — Classification and measurement of share-based payment transactions

The standard was amended in June 2016 to clarify the measurement basis for cash-settled share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to IFRS 2 principles by requiring an award to be treated as if it was wholly equity-settled where an employer is obliged to withhold an amount in respect of the employee’s tax obligation associated with a share-based payment and to pay that amount to the relevant tax authority. It is effective for annual periods beginning on or after January 1, 2018.

IFRIC 22 — Foreign currency transactions and advance consideration

IFRIC 22 was issued in December 2016. The interpretation addresses how to determine the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income related to an entity that has received or paid advance consideration in a foreign currency. The date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of such advance consideration. The standard is effective for annual periods beginning on January 1, 2018.

Amendments to IAS 40 — Transfers of investment

These modifications clarify when an entity must transfer properties, including properties under construction or development, or outside investment property. The modifications establish that a change in use occurs when the property complies with or fails to meet the definition of investment property and there is evidence of change in use. A simple change in Management’s intentions about the use of the property does not provide evidence of change in use.

The changes to the standard will become effective for annual periods beginning on January 1, 2018, with advance application permitted. The modifications are applied prospectively to changes in use occurring after the beginning of the annual period in which the modifications are applied for the first time.

These amendments are not expected to have material impact on the Group.

3.2.                           New standards and interpretations not yet adopted by the Group

IFRS 16 - Leases

IFRS 16 was issued in January 2016. It will result in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases will be removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The new standard will be effective for financial years commencing on or after January 1, 2019. At this stage, the Group does not intend to adopt the standard before its effective date.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

The application of IFRS 16 would imply recognizing assets and liabilities on operating leases of $0.4 million.

IFRIC 23-Uncertainty over Income Tax Treatments

In October 2017, the IASB issued IFRC 23. When there is uncertainty about income tax treatments, this interpretation addresses: (i) whether uncertain tax treatments should be considered separately or not; (ii) the assumptions made about the analysis of tax treatments by the tax authorities (it should be considered whether the tax authority is likely to accept an uncertain tax treatment assuming that said tax authority will examine such uncertain tax treatment); (iii) how an entity determines fiscal gain (tax loss), tax bases, unused taxes, unused tax credits and tax rates (probability of occurrence analysis); and (iv) how changes in the relevant facts and circumstances are considered.

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

Amendments to IFRS 9- Prepayment Features with Negative Compensation

The narrow-scope amendments made to IFRS 9 Financial Instruments in October 2017 enable entities to measure certain prepayable financial assets with negative compensation at amortised cost. These assets which include some loan and debt securities, would otherwise have to be measured at fair value through profit or loss. To qualify for amortised cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract” and the asset must be held within a “held to collect” business model.

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

Amendments to IAS 28- Long-term Interests in Associates and Joint Ventures

The amendments clarify the accounting for long-term interests in an associate or joint venture, which in substance form a part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must account for such interests under IFRS 9 Financial Instruments before applying the loss allocation and impairment requirements in IAS 28 Investments in Associates and Joint Ventures.

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

Annual Improvements to IFRS Standards 2015-2017 Cycle

The following improvements were finalized in December 2017:

IFRS 3 Business Combinations clarified that obtaining control of a business that is a joint operation is a business combination achieved in stages. IFRS 11 Joint Arrangements clarified that the party obtaining joint control of a business that is a joint operation should not remeasure its previously held interest in the joint operation. IAS 12 Disclosure of Interests in Other Entities clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognised according to where the past transactions or events that generated distributable profits were recognised. IAS 23 Borrowing Costs clarified that, if a specific borrowing remains outstanding after the related qualifying asset is ready for ts intended use or sale, it becomes part of general borrowings.

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Amendments to IAS 19-Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 Employee Benefits clarify the accounting for defined benefit plan amendments, curtailments and settlements. They confirm that entities must:

•                  calculate the current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement by using the updated assumptions from the date of the change;

•                  recognise any reduction in a surplus immediately in profit or loss, either as part of past service cost or as a gain or loss on settlement. In other words, a reduction in a surplus must be recognised in profit or loss even if that surplus was not previously recognised because of the impact of the asset ceiling; and

•                  separately recognise any changes in the asset ceiling through other comprehensive income

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

Amendments to IAS 1 and IAS 8- Definition of material

The IASB has made amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify:

(i) that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and

(ii) the meaning of “primary users of general-purpose financial statements” to whom those financial stataments are directed, by defining them as “existing and potencial investors, lenders and other creditors” that must rely on general purpose financial statements for much of the financial information they need.

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

Amendments to IFRS 3- Definition of Business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term “outputs” is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes return in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

The new standard is effective for years beginning on January 1, 2019 and early adoption is allowed. The Group does not foresee impacts due to the application of this modification in the statement of financial position, statement of income and statement of cash flow.

Amendments to IFRS 10 and IAS 28 — Sale or contribution of assets between an investor and its associate or joint venture.

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures. The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

the accounting treatment depends on whether the nonmonetary assets sold or contributed to an associate or joint venture constitute a business (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognise the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognised by the the investor only to the extent of the other investor´s is interests in the associate or joint venture. The amendments apply prospectively.

4.                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1.         Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments (original maturity of less than 90 days). In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

4.2.         Financial assets

The Group previously elected to early adopt IFRS 9 (version 2013).

The Group measures its financial assets at initial recognition at fair value.

The Group classifies its financial assets as financial assets measured at amortized cost (using the effective interest method) on the basis of both:

•                       The Group’s business model for managing the financial assets; and

•                       The contractual cash flows characteristics of the financial asset.

The Group has not irrevocably designated a financial asset as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets at fair value through profit or loss are measured at fair value through profit and loss due to the business model used in their negotiation and/or the contractual characteristics of their cash flows.

The Group does not apply hedge accounting.

Estimates

The Group makes estimates of uncollectibility of its recorded receivables. Management analyzes trade account receivables in accordance with conventional criteria, adjusting the amount through a charge of an allowance for bad debts upon recognition of the inability of third parties to afford their financial obligations to the Group. Management specifically analyzes the accounts receivable, the historical bad debts, solvency of customers, current economic trends and the changes to the payment conditions of customers to assess the adequate allowance for bad debts.

Offsetting of financial assets with financial liabilities

Financial assets and liabitilies are offset and presented for their net amount in the statements of financial position only when the Group has the right, legally enforceable, to compensate the recognized amounts and has the intention to liquidate for the net amount or to settle the asset and cancel the liability simultaneously.

4.3.         Inventories

Except for agricultural products (biological assets), inventories are recognized at cost initially and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase and conversion as well as other costs incurred in bringing the inventories to their present location and condition.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

Agricultural products comprise growing crops. Costs are capitalized as agricultural products if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others.

Agricultural products, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise on measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets”.

Estimates

The Group assesses the recoverability of inventories considering their sale price, whether the inventories are damaged and whether they have become obsolete in whole or in part.

Net realizable value is the sale price estimated to be attained in the ordinary course of business, less costs of completion and other selling expenses.

The Group sets up an allowance for obsolescence or slow-moving inventories in relation to finished and in-process products. The allowance for obsolescence or slow-moving inventories is recognized for finished products and in-process products based on an analysis by Management of the aging of inventory stocks.

Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rate.

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

4.4.         Business combinations

The Group applies the acquisition method to account for business combinations. The acquisition cost is measured as the aggregate of the consideration transferred for the acquisition of a subsidiary, which is measured at fair value at the acquisition date, and the amount of any non-controlling interest in such subsidiary. The Group recognizes any non-controlling interest in a subsidiary at the non-controlling interest’s proportionate share of the recognized amounts of subsidiary’s identifiable net assets. The acquisition related costs are expensed as incurred.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. The contingent consideration is classified as an asset or liability that is a financial instrument under IFRS 9 is measured at fair value through profit or loss.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Goodwill is initially measured at cost, which is the excess of the aggregate of the consideration transferred and the amount of the non-controlling interest and any previous interest carried over the net identifiable assets acquired and liabilities assumed.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the cash-generating units of the Group that is expected to benefit from the synergies of the combination, without considering whether other assets or liabilities of the subsidiary are allocated to those units.

Any impairment in the carrying value is recognized in the consolidated statement of comprehensive income. In the case of acquisitions in stages, prior to the write-off of the previously held equity interest in the subsidiary, said interest is re-measured at fair value as of the date of acquisition of control over the subsidiary. The result of the re-measurement at fair value is recognized in profit or loss.

When a seller in a business combination has contractually agreed to indemnify the Group for the result of a contingency or uncertainty related to the entirety or a portion of an asset or liability, the Group recognizes an indemnification asset. The indemnification asset is measured on the same basis as the indemnification item. At the end of each period, the Group measures the indemnification assets recognized at the acquisition date on the same basis as the indemnified liability, subject to any contractual limitation on the amount and, for an indemnification asset that is not periodically measured at fair value, based on Management’s assessment of the recoverability of the indemnification asset. The Group derecognizes the indemnification asset when it collects or sells it, or when it loses the right over it.

Judgment

On October 19, 2016 the Group signed an option agreement with certain shareholders of Rizobacter to acquire a further 9.99% interest. On October 22, 2018, Parent, RASA Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Bioceres, Inc., now a wholly-owned subsidiary of BCS Holding (“RASA Holding”), and Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp., as sellers (collectively, the “Grantors”) entered into an amended and restated option agreement (as may be amended from time to time, the “Rizobacter Call Option Agreement”), pursuant to which the Parent, RASA Holding or any of their nominated affiliates would have the option (the “Rizobacter Call Option”) to purchase from the Grantors all of their 11,916,000 shares of common stock of Rizobacter Argentina S.A., representing 29.99% of all outstanding common stock of Rizobacter.

As stated in paragraphs B89 and B90 of IFRS 10, the Group must evaluate whether the purchase option grants it, in substance, rights to returns from its involvement with Rizobacter.

If the equity interest currently gives the Group rights to returns from its involvement with Rizobacter, then the proportion of returns allocated to the controlling entity should consider the possible exercise of the voting rights that currently entitle the Group to those returns.  Otherwise, the possible exercise of the voting rights should not be considered and only the current voting rights are to be considered.

To perform this analysis, the Group has considered that the purchase option contract exposes the Group to returns from the change in the value of the shares (due to the fixed price of the option) and that dividends are not significant in relation to the returns from the equity interest, since the Group has the power to restrict dividend payments to equity holders in Rizobacter. Based on this analysis, the Group has concluded that the purchase option contract grants it, in substance, rights to returns from its involvement with Rizobacter and computed those possible voting rights when determining the proportion of returns allocated to the controlling entity.

4.5.         Business combination under common control

Common control of business combination is excluded from the scope of IFRS 3. There is no other specific guidance on this topic elsewhere in IFRS. Therefore, management needs to use judgement to

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

develop an accounting policy that provides relevant and reliable information in accordance with IAS 8. Management accounting police choice for business combination under common control is “Predecessor value method”. A Predecessor value method involves accounting for the assets and liabilities of the acquired business using existing carrying values. Differences between the carrying value and the amount payable should be accounted as an equity contribution.

Semya S.A. combination

Semya S.A. (Semya) was a company owned 50% by Bioceres S.A. and 50% by Rizobacter Argentina S.A. It was created as a new proposal for the research, development and commercialization of biological products with high technological value: Semya’s strength consists in the joint and integrated development of biotechnological events, germplasm, biofertilizers and biopesticides to achieve a true synergy in seed treatment. These technologies will increase crop productivity, reduce environmental impact and increase efficiency in the use of resources. Semya’s R&D was being developed by Rizobacter and Bioceres (through Indear) who signed, jointly, a Service Agreement in December 2014.

When Group Bioceres acquired control over Rizobacter, it also acquired control over Semya. As required by paragraph 42 of IFRS 3, the Group re-measured the fair value of its previous equity interest in Semya at the acquisition date. The determination of fair value of Semya at the acquisition date is based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of revenue from the launch of seed treatment packs. As a result, Ecoseed integrated products have been recorded as intangibles assets. The purpose of those projects is to develop high value-added biological products for the treatment of soybean and wheat seeds, and generate biotechnological, germplasm and bio-inoculants synergies.

In June 2019, Bioceres Crop Solutions signed a share purchase agreement (SPA) with Bioceres S.A. for the 50% of ownership in Semya. Concurrently the SPA, Bioceres assigned to Bioceres Crop Solutions the R&D service agreement signed mentioned before. Consideration of the SPA will be in installments equivalent to the 50% of the royalties that Bioceres Crops Solutions will accrue from Semya, up to a total amount of US$ 670,000.

4.6.         Impairment of non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and intangible assets not yet available for use are undertaken annually at the end of the reporting period. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows (its Cash Generating Unit or CGU). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Estimate

Impairment testing of goodwill and intangible assets not yet available for use requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained in Note 6.8.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

4.7.         Joint arrangements

An associate is an entity over which the Group exerts significant influence. Significant influence is the power to participate in financial and operating policy decision-making at such entity, but it does not involve control or joint control over those policies.

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the arrangement to the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

•                       Joint ventures: where the group has rights to only the net assets of the joint arrangement.

•                       Joint operations: where the group has both the rights to the assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

•                       The structure of the joint arrangement;

•                       The legal form of joint arrangements structured through a separate vehicle;

•                       The contractual terms of the joint arrangement agreement; and

•                       Any other facts and circumstances (including any other contractual arrangements).

The Group accounts for its interests in joint ventures using the equity method, where the Group’s share of post-acquisition profits and losses and other comprehensive income is recognized in the Consolidated statement of profit and loss and other comprehensive income.

Losses in excess of the Group’s investment in the joint venture are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Profits and losses arising on transactions between the Group and its joint ventures are recognized only to the extent of unrelated investors’ interests in the joint venture. The Group’s share in a joint venture’s profits and losses resulting from a transaction is eliminated against the carrying amount of investment in the joint venture through the line “share of profit (or loss) of joint ventures” in the Consolidated statements of profit or loss and other comprehensive income.

Any premium paid for an investment in a joint venture above the fair value of the Group’s share of the identifiable assets, liabilities and contingent liabilities acquired is capitalized and included in the carrying amount of the investment in the joint venture. Where there is objective evidence that the investment in a joint venture has been impaired, the carrying amount of the investment is tested for impairment in the same way as other non-financial assets.

When the Group loses significant influence in an associate or joint control over a joint venture, it measures and recognizes any investment held at fair value. Any difference between the carrying amount of the associate or joint venture when losing significant influence or joint control and the fair value of the held investment and sale revenue are recognized in profit or loss.

The Group accounts for its interests in joint operations by recognizing its share of assets, liabilities, revenues and expenses in accordance with its contractually conferred rights and obligations.

For all joint arrangements structured in separate vehicles the Group must assess the substance of the joint arrangement in determining whether it is classified as a joint venture or joint operation. This assessment requires the Group to consider whether it has rights to the joint arrangement’s net assets (in which case it is classified as a joint venture), or rights to and obligations for specific assets, liabilities, expenses, and revenues (in which case it is classified as a joint operation).

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Upon consideration of the factors mentioned above, the Group has determined that all of its joint arrangements structured through separate vehicles only give it rights to the net assets and are therefore classified as joint ventures (Note 12).

Estimates

There is considerable uncertainty regarding Management’s estimates of the Group’s ability to recover the carrying amounts of the investments in joint ventures, since such estimates depend on the joint ventures’ ability to generate sufficient funds to complete the development projects, the future outcome of the project deregulation process and the amounts and timing of the cash flows from projects, among other future events.

Management assesses whether there are impairment indicators and, if any, it performs a recoverability analysis.

Management estimates of the recoverability of these investments represent the best estimate based on available evidence, the existing facts and circumstances, using reasonable and provable assumptions in the cash flow projections.

Therefore, the consolidated financial statements do not include adjustments that would be required if the Group were unable to recover the carrying amount of the above-mentioned assets by generating sufficient economic benefits in the future.

When the Group acquired control of Rizobacter, it also acquired the joint control of Synertech. Therefore, the investment in Synertech was added at the time of initial recognition of the acquisition at fair value. The determination of the fair value of Synertech at the acquisition date is based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of higher revenue from sales of micro-granulated fertilizers.

4.8.         Property, plant and equipment

Property, plant and equipment items are initially recognized at cost. In addition to the purchase price, cost also includes costs directly attributable to such property, plant and equipment items. There are no unavoidable costs with respect to dismantling and removing items. The cost of property, plant and equipment items acquired in a business combination is their fair value at the acquisition date.

Depreciation is calculated using the straight-line method to allocate the property, plant or equipment items’ cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

Research instruments: 3 to 10 years

Office equipment: 5 to 10 years

Vehicles: 5 years

Computer equipment and software: 3 years

Fixture and fittings: 10 years

Machinery and equipment: 5 to 10 years

Buildings: 50 years

Useful lives and depreciation methods are reviewed every year as required by IAS 16.

Assets under items Land and Buildings, are accounted for at fair value arising from the last revaluation performed, applying the revaluation model indicated by IAS 16. This policy was adopted by the Group since the six-month transition period ended June 30, 2017.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Revaluations are performed on a regular basis, when there are signs that the book value differs significantly from that to be determined using the fair value at the end of the reporting year.

To obtain fair values, the existence of an active market is considered for the assets in their current status. For those assets for which an active market in their current status exists, the fair values were determined based on their market values. For the remaining cases, the market values of comparable new assets are analysed, applying a discount based on the status and wear of each asset and considering the characteristics of each of the revalued assets (for example, improvements made, maintenance status, level of productivity, use, etc.

Estimates

The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment do not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of the Group’s judgments, estimates or assumptions or to the market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

The Group prepares the corresponding revaluations on a regular basis taking into account the work of independent appraisers. The Group uses different valuation techniques depending on the class of property being valued. Generally, the Group determines the fair value of its industrial buildings and warehouses based on a depreciated replacement cost approach. The Group determines the fair value of its land based on active market prices adjusted, if necessary, for differences in the nature, location or condition of the specific asset. If this information is not available, the Group may use alternative valuation methods, such as recent prices in less active markets.

Property valuation is a significant area of estimation uncertainty. Fair values are prepared regularly by Management, taking into account independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of various significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

a)  Land: The Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable land sales in the same location to assess appropriateness of the value of its land. A 10% increase or decrease in the market price of land could have a significant impact on the revalued amount of its land.

b)  Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs relating to such assets

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

could have a significant impact on their revalued amounts. A 5% variation in the estimate of normal wear and tear could also have a significant impact on their revalued amounts.

Increases in the carrying amounts arising on revaluation of land and buildings are recognized, net of tax, in other comprehensive income and accumulated in reserves in shareholders’ equity. To the extent that the increase reverses a decrease previously recognized in profit or loss, the increase is first recognized in profit or loss. Decreases that reverse previous increases of the same asset are first recognized in other comprehensive income to the extent of the remaining surplus attributable to the asset; all other decreases are charged to profit or loss.

4.9.         Leased assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Group (a “finance lease”), the asset is treated as if it had been purchased outright. The amount initially recognized as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are categorized as capital or interest. The interest element is charged to the Consolidated statement of profit or loss and other comprehensive income over the period of the lease and is calculated so that it represents a constant proportion of the lease liability. The capital element reduces the balance owed to the lessor.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Group (an “operating lease”), the total rentals payable under the lease are charged to the Consolidated statement of profit or loss and other comprehensive income on a straight-line basis over the lease term.

The aggregate benefit of lease incentives is recognized as a reduction of the rental expense over the lease term on a straight-line basis.

4.10.  Intangible assets

a)                  Externally acquired intangible assets

Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a   straight-line basis over their useful economic lives.

Intangible assets acquired from third parties have an estimated useful life as follows (in years):

Software: 3 years

Trademarks and patents: 5 years

Certification ISO Standards: 3 years

Useful lives and amortization methods are reviewed every year as required by IAS 38.

b)                  Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalized if it can be demonstrated that:

•                       It is technically feasible to develop the product for it to be sold;

•                       Adequate resources are available to complete the development;

•                       There is an intention to complete and sell the product;

•                       The Group is able to sell the product;

•                       Sale of the product will generate future economic benefits; and

•                       Expenditure on the project can be measured reliably.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statement of profit or loss and other comprehensive income as incurred (Note 7.3).

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed (Note 6.7).

Useful lives and amortization methods are reviewed every year as required by IAS 38.

The research and development process can be divided into several discrete steps or phases, which generally begin with discovery, validation and development and end with regulatory approval and commercial launch. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for non-GM seeds. Although breeding programs and industrial biotechnology solutions may have shorter or simpler phases than those described below, the Group has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which is generally divided into the following six phases:

i) Discovery: The first phase in the technology development process is the discovery or identification of candidate genes or genetic systems, metabolites, or microorganisms potentially capable of enhancing specified plant characteristics or enabling an agro-industrial biotech solution. In the Group’s experience, the discovery phase typically lasts 18 months, though it may range from as few as six months for microbial solutions to as many as 36 months for plant GM traits.

ii) Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to the proof of concept phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation. In the Group’s experience, the proof of concept phase typically lasts 36 months, though it may range from as few as six months for a microbial solution to as many as four years for plant GM traits.

iii) Early development: In this phase, field tests commenced in the proof of concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept. The early development phase typically lasts 24 months.

iv) Advanced development and deregulation: In this phase, extensive field tests are used to demonstrate the effectiveness of the technology for its intended purpose. In the case of GM traits, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of modified plants. For solutions involving microbial fermentation, industrial-scale runs are conducted. In Argentina and some other countries in South America, the Group is primarily responsible for undertaking this phase of product development. Similarly, the Group’s strategic partners usually lead the advanced development and deregulation activities in other markets pursuant to the applicable contractual arrangements. The advanced development and deregulation phase typically last about 24 months, with some projects requiring substantial regulatory data lasting as many as three years. For molecular farming projects, where grain production will occur within Argentina, the Group may follow a simplified regulatory approach, which requires less time than traditional GM regulatory approvals.

v) Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. The range of activities in this phase includes seed increases, pre-commercial production, and product and solution testing with selected customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase. The pre-launch phase may last up to 24 months.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

vi) Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group, the joint ventures and/or the Group’s technology licensees. When technology is commercialized through the joint ventures or technology licensees, a successful product launch will trigger royalty payments to the Group, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization.

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase because at this stage success is considered to be probable.

c)                   Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses in the same manner as intangible assets acquired separately.

•  Product registration: In accordance with regulations set by certain regulatory agencies such as the National Agri-Food Safety and Quality Service (SENASA), Rizobacter has been required to register products with regulatory authorities to be able to sell them both in the domestic and international markets (jointly referred to as “Product Registration”). Some of the registered products have been developed by third parties.

•  Brand: Rizobacter offers a wide variety of proprietary and third-party products, which are commercialized under the Rizobacter brand name. This intangible has been designated with an indefinite useful life.

•  Customer loyalty: Rizobacter sales to distributors of agrochemicals and to special accounts, mainly large retailers and wholesalers, whether inside or outside the Argentine territory are included. They are recognised at their fair value at the date of acquisition and are subsequently amortised on a straight-line based on the timing of projected cash flows of the clients over their estimated useful lives.

Intangible assets acquired in a business combination have an estimated useful life as follows (in years):

Product registration: 5 years

Customer loyalty: 26 years

Estimates

The Group acquired certain intangible assets from Rizobacter in a business combination. To value those intangible assets, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

4.11.  Financial liabilities

The Group adopted IFRS 9 (version 2013) early.

The Group measures its financial liabilities at initial recognition at fair value.

The Group classifies all its financial liabilities as financial liabilities measured at amortized cost (using the effective interest rate method), except for the following liabilities that are measured at fair value: (a) Certain hybrid contracts that include embedded derivatives and for which the option of paragraph 4.3.5 of IFRS 9 was used to designate the hybrid contract as a whole at fair value through profit or loss and (b) embedded derivatives.

In the case of hybrid contracts that were designated as a whole at fair value through profit or loss, the amount of the change in fair value of the financial liability that is attributable to changes in credit risk

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

attaching to that liability is disclosed in other comprehensive income. The rest of the change in fair value of the liability is recognized in income.

In the case of the other financial liabilities measured at fair value, the change in fair value is charged to income.

The Group does not apply hedge accounting.

Estimates

The Group has designated certain hybrid contracts as a whole at fair value. Management of the Group periodically evaluates the appropriate valuation techniques and data used in the fair value measurement and estimation of changes in fair value derived from changes in credit risk. In estimating the fair value of those financial liabilities, the Group uses observable market inputs as far as possible.

Information about the valuation techniques and significant assumptions used is detailed in Note 14.

4.12.  Warrants

As part of the merger, the Group incorporated 11,500,000 public warrants (“Public warrants”), 5,200,000 private warrants (“Founder warrants”) and 7,500,000 private warrants (“Bioceres warrants”) that Union issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas.

The warrants are an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer’s own equity instruments, it is either a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments (“fixed-for-fixed’ condition”).

Public warrants were classified as equity instrument as they comply with the fixed-for-fixed’ condition. Founder warrants and Bioceres warrants (as a group, the “Private warrants”) instead were classified as financial liabilities (see Note 6.16).

Estimates

The estimate of the fair value of Private warrants requires a determination of which factors are most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these instruments applying a simulation model of the share price trajectory under the hypothesis of Brownian Motion. The hypotheses used for the estimate of the fair value of these instruments are disclosed in Note 6.16.

4.13.  Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

The accounting policies related to incentive payments based on the stock options are detailed in Note 4.20.

4.14.  Provisions

The Group has recognized provisions for liabilities of uncertain timing or amount. The provision is measured at the best estimate of the expenditure required to settle the obligation at the end of the reporting period, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

4.15.  Parent company investment

The Group has recognized the contribution made by Bioceres S.A. into the combined entity as Parent company investment. See note 10.2.

The Group’s ordinary shares are classified as equity instruments, except for the puttable shares which are compound financial instruments. Puttable shares are segregated into separate components of equity instruments and puttable instruments, the latter of which is classified as a financial liability in accordance with IAS 32.

The shares classified as equity instruments are measured at nominal value.

4.16.  Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

Revenue from ordinary activities from contracts with customers is recognized and measured based on a five-step model, namely:

•  Identification of the contract with the client. A contract is an agreement between two or more parties, which creates rights and obligations for the parties involved;

•  Identification of performance obligations, issuing as such a commitment arising from the contract to transfer a good or service.

•  Determination of the price of the transaction, in reference to the consideration for satisfying each performance obligation.

•  Assignment of the transaction price between each of the performance obligations identified, based on the methods described in the standard.

•  Revenue recognition when the performance obligations identified in contracts with customers are met, at any given time or over a period of time.

a)                  Sale of goods

Revenue from the sale of goods is recognized when all the following conditions have been satisfied:

(i) the Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

(ii) the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(iii) the amount of revenue can be measured reliably;

(iv) it is probable that the economic benefits associated with the transaction will flow to the Group; and

(v) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

In the case of sales made with where delivery is delayed at the buyer’s request but the buyer assumes ownership and accepts the invoice, revenue is recognized when the buyer assumes ownership, provided that:

•  It must be probable that delivery will take place;

•  The goods must be on hand, identified and be ready for delivery to the buyer at the time the sale is recognized

•  The buyer must specifically acknowledge the deferred delivery instructions; and

•  The usual payment terms must apply.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

No revenue is recognized when there is only an intention to purchase or produce the goods in time for delivery.

b)                  Rendering of services

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue associated with the transaction is recognized by reference to the stage of completion of the transaction at the end of the reporting period. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

(i) the amount of revenue can be measured reliably;

(ii) it is probable that the economic benefits associated with the transaction will flow to the entity;

(iii) the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

(iv) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable.

The stage of completion for research and development services is generally determined on the basis of internal records of execution of the performed tasks of the respective work plan.

For practical purposes, when services are performed by an indeterminate number of acts over a specified period of time, revenue is recognized on a straight-line basis over the specified period unless there is evidence that some other method better represents the stage of completion.

When a specific act is much more significant than any other acts, the recognition of revenue is postponed until the significant act is executed.

c)                   Licenses and royalties

Licenses and royalties are recognized when it is probable that the economic benefits associated with the transaction will flow to the Group; and the amount of revenue can be measured reliably.

Fees and royalties paid for the use of the Group’s assets are normally recognized in accordance with the substance of the agreement.

When a licensee has the right to use certain technology for a specified period of time, revenue is recognized on a straight-line basis over the life of the agreement.

An assignment of rights for a fixed fee or non-refundable guarantee under a non-cancellable contract which permits the licensee to exploit those rights freely and the licensor has no remaining obligations to perform is, in substance, a sale. In such cases, revenue is recognized at the time of sale.

In some cases, whether or not a license fee or royalty will be received is contingent on the occurrence of a future event. In such cases, revenue is recognized only when it is probable that the fee or royalty will be received, which is normally when the event has occurred.

4.17.  Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset. Management elected this accounting policy because the Group determined it better shows the financial effect of government grants in the Consolidated financial statements.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

When the Group receives grants of non-monetary assets, the asset and the grant are recorded at nominal amounts and released to profit or loss over the expected useful life of the asset.

The difference between the money obtained under government loans at subsidized rates and the carrying amount of those loans is treated as a government grant, in accordance with IAS 20.

4.18.  Borrowing costs

Borrowing costs, either generic or specific, attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale (qualifying assets) are included in the cost of the assets until the moment that they are substantially ready for use or sale. Income earned on the temporary investments of funds generated in specific borrowings still pending use in the qualifying assets, are deducted from the total of financing costs potentially eligible for capitalization.

All other loan costs are recognized under financial costs, through profit and loss.

4.19.  Income tax and minimum presumed income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

•  The initial recognition of goodwill;

•  The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the deferred tax liabilities / (assets) are settled / (recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

•  The same taxable entity within the Group, or

•  Different entities within the Group which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Minimum presumed income tax applies to assets of the entities domiciled in Argentina. The tax is only applicable if the total value of the assets is above ARS 200,000 at the end of the fiscal year, and is levied at a rate of 1% on the total value of such assets. The amount of the tax paid on minimum presumed income tax is allowed as a credit toward income tax. Furthermore, to the extent that this tax cannot be credited against normal corporate income tax, it may be carried forward as a credit for the following ten years. Shares and other capital participations in the stock capital of entities subject to the minimum presumed income tax are exempted from the tax on minimum presumed income.

The Group determined on the basis of current jurisprudence that the aforementioned tax is not applicable in the year ended June 30, 2019, as the Group has both accounting and fiscal losses.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

4.20.  Share-based payments

Certain executives and directors of the Group were granted incentives in the form of shares and options to purchase Bioceres S.A. shares as consideration for services.

The cost of these share-based transactions is determined based on their fair value at the date upon which such incentives are granted using a valuation model that is appropriate in the circumstances.

This cost is recognized as an expense together with an increase in equity throughout the period in which the service or performance conditions are satisfied (i.e., the vesting period). The accumulated expense recorded in connection with these transactions at the end of each year until the vesting date reflects the time elapsed between the vesting period and Management’s best estimate of the number of equity instruments that will vest. The charge to income/loss for the period represents the variation in the accumulated expense recorded between the beginning and the end of the year.

Non-market related service and performance conditions are not taken into account when determining the grant date fair value of the equity instruments, but the probability that the conditions are fulfilled is assessed as part of Management’s best estimate of the number of equity instruments that will vest. Market-related performance conditions are reflected in the grant date fair value. Any other conditions related to equity-settled share-based payment transactions but without a service requirement are considered as non-vesting conditions. Non-vesting conditions are reflected in the fair value of the equity instruments and are charged to income/loss immediately unless there are service and/or performance conditions as well.

No amount is recognized for transactions that will not vest because non-market related performance conditions and/or service conditions were not satisfied. When transactions include market-related conditions or non-vesting conditions, the transactions are considered to be vested, irrespective of whether a market-related condition or the non-vesting condition is satisfied, provided that all the other performance and/or service conditions are met.

When the terms and conditions of an equity-settled share-based payment transaction are modified, the minimum expense recognized is the grant date fair value, unmodified, provided that the original terms have been complied with. An additional expense, measured at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee.

When the transaction is settled by the Bioceres S.A. or by the counterparty, any remainder of the fair value is charged to income immediately.

The dilutive effect of current options is considered in the calculation of the diluted earnings per share.

Estimates

The estimate of the fair value of equity-settled share-based payment transactions requires a determination to be made of the most adequate option pricing model to apply depending on the terms and conditions of the arrangement. This estimate also requires a determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these transactions at the grant date applying the Black-Scholes formula adjusted to consider the possible dilutive effect of the future exercise of the share options granted on their estimated fair value at grant date, as established in paragraph B41 of IFRS 2. The hypotheses used for the estimate of the fair value of these transactions are disclosed in Note 18 and will not necessarily take place in the future.

5.                   CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

5.1.         Critical judgments

•                  Determination of the percentage of equity interest in Rizobacter on June 30, 2018 (Note 4.4)

5.2.         Critical estimates

•                  Estimate of the trade receivables impairment provision (Note 4.2)

•                  Estimate of the inventory obsolescence allowance (Note 4.3)

•                  Capitalization and impairment testing of development costs (Notes 4.6 and 6.7)

•                  Impairment of goodwill (Notes 4.6 and 6.8)

•                  Recoverability of investments in joint ventures (Note 4.7)

•                  Fair value of land and buildings (Note 4.8)

•                  Identification and fair value of identifiable intangible assets arising in a business combination (Note 4.10 y 6.7)

•                  Fair value of financial liabilities measured at fair value through profit or loss (Note 4.11)

•                  Share-based payments (Notes 4.20 and 18)

•                  Recognition and recoverability of deferred tax assets and credit for minimum presumed income tax (Note 4.19 and Note 8)

•                  Fair value of Warrants (Note 6.16)

6.                   INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

6.1.         Cash and cash equivalents

	06/30/2019	06/30/2018	06/30/2017

Cash and banks	3,450,873	2,215,103	1,679,478
	3,450,873	2,215,103	1,679,478

6.2.         Other financial assets

	06/30/2019	06/30/2018	06/30/2017

Current
Restricted short-term deposit	4,327,275	4,538,321	4,260,517
Other investments	347,718	—	—
Other marketable securities	8,515	12,526	4,275
	4,683,508	4,550,847	4,264,792

	06/30/2019	06/30/2018	06/30/2017

Non-current
Shares of Bioceres S.A.	374,685	240,920	676,762
Other marketable securities	1,728	2,438	90,237
	376,413	243,358	766,999

Variations in the allowance for uncollectible trade receivables are reported in Note 6.18. The book value is reasonably approximate to the fair value given its short-term nature.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.3.         Trade receivables

	06/30/2019	06/30/2018	06/30/2017

Trade debtors	48,910,484	44,641,053	34,121,040
Allowance for impairment of trade debtors	(3,360,224)	(3,212,170)	(2,873,688)
Shareholders and other related parties (Note 16)	467,743	571,216	1,025,903
Allowance for impairment of related parties (Note 16)	(75,596)	(23,126)	(205,960)
Allowance for return of goods	(800,606)	(1,517,361)	(1,393,059)
Trade debtors - Parent company (Note 16)	440,268	361,606	—
Trade debtors - Joint ventures and associates (Note 16)	2,369	209,039	217,963
Discounted and deferred checks	13,651,939	11,858,170	10,783,719
	59,236,377	52,888,427	41,675,918

The book value is reasonably approximate to the fair value given its short-term nature.

6.4.         Other receivables

	06/30/2019	06/30/2018	06/30/2017

Current
Taxes	584,641	664,926	1,904,592
Other receivables - Other related parties (Note 16)	10,971	119,677	67,753
Other receivables - Parent Company (Note 16)	—	103,251	—
Other receivables - Joint ventures and associates (Note 16)	250,783	1,962,459	3,085,056
Prepayments to suppliers	496,001	516,742	1,210,070
Reimbursements over exports	366,594	362,815	151,107
Prepaid expenses and other receivables	213,597	—	265,972
Loans receivable	—	1,360	5,732
Miscellaneous	59,242	508,975	417,937
	1,981,829	4,240,205	7,108,219

	06/30/2019	06/30/2018	06/30/2017

Non-Current
Taxes	681,168	295,924	484,572
Reimbursements over exports	878,470	346,575	472,276
Other receivables - Joint ventures and associates (Note 16)	—	4,337,008	1,213,053
Miscellaneous	672	—	13,343
	1,560,310	4,979,507	2,183,244

The book value is reasonably approximate to the fair value given its short-term nature.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.5.         Inventories

	06/30/2019	06/30/2018	06/30/2017

Agrochemicals	22,137	94,486	183,822
Seeds and grains	207,519	514,000	1,273,515
Microbiological resale products	13,894,018	8,389,191	13,749,668
Microbiological products produced	8,370,583	6,383,263	8,931,124
Goods in transit	751,737	776,869	482,185
Supplies	4,512,870	3,978,934	7,424,825
Allowance for obsolescence	(406,818)	(770,742)	(707,105)
Agricultural product	240,536	—	—
	27,592,582	19,366,001	31,338,034

The roll-forward of allowance for obsolescence is in Note 6.18. Inventories recognised as an expense during the years ended June 30, 2019, 2018 and the six-month transition period ended June 30, 2017 amounted to U$S 80,153,871, U$S 77,797,414 and U$S 26,672,229 respectively. Those expenses were included in cost of sales.

6.6.         Property, plant and equipment

Property, plant and equipment as of June 30, 2019, June 30, 2018, the six-month transition period ended June 30, 2017 and December 31, 2016, included the following:

	06/30/2019	06/30/2018	06/30/2017	12/31/2016

Gross carrying amount	57,059,972	44,764,394	48,520,889	47,276,088
Accumulated depreciation	(13,225,424)	(4,587,248)	(2,302,014)	(882,327)
Net carrying amount	43,834,548	40,177,146	46,218,875	46,393,761

1.                   Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 06/30/2019	Net carrying amount 06/30/2018	Net carrying amount 06/30/2017	Net carrying amount 12/31/2016
Office equipment	213,437	194,819	220,698	207,388
Vehicles	1,785,701	1,099,603	1,849,887	1,992,556
Equipment and computer software	123,472	212,236	308,360	380,386
Fixtures and fittings	4,737,396	3,508,083	4,460,903	4,701,939
Machinery and equipment	6,336,691	4,466,293	8,405,441	9,105,953
Land and buildings	29,969,237	30,513,273	30,103,117	29,584,854
Buildings in progress	668,614	182,839	870,469	420,685
Total	43,834,548	40,177,146	46,218,875	46,393,761

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

2.                   Gross carrying amount as of June 30, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Adjustment of opening net book amount for application of IAS 29	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	243,948	333,904	30,621	—	(8,493)	29,139	—	629,119
Vehicles	1,660,294	1,054,631	1,093,749	—	(297,269)	93,132	—	3,604,537
Equipment and computer software	419,638	416,274	75,152	—	(1,685)	46,278	—	955,657
Fixtures and fittings	3,826,665	1,909,115	7,518	213,333	—	481,799	—	6,438,430
Machinery and equipment	5,404,029	3,976,720	98,034	7,863	(31,407)	778,262	—	10,233,501
Land and buildings	33,026,981	1,438,728	125,930	—	—	1,994,906	(2,056,431)	34,530,114
Buildings in progress	182,839	75,405	613,098	(221,196)	—	18,468	—	668,614
Total	44,764,394	9,204,777	2,044,102	—	(338,854)	3,441,984	(2,056,431)	57,059,972

3.                   Accumulated depreciation as of June 30, 2019 is as follows:

	Depreciation
Class	Accumulated as of the beginning of year	Adjustment of opening net book amount for application of IAS 29	Disposals	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	49,129	309,339	(4,007)	39,997	21,224	—	415,682
Vehicles	560,691	750,195	(205,618)	621,974	91,594	—	1,818,836
Equipment and computer software	207,402	486,143	(769)	99,350	40,059	—	832,185
Fixtures and fittings	318,582	912,404	—	397,989	72,059	—	1,701,034
Machinery and equipment	937,736	2,121,816	(16,807)	673,784	180,281	—	3,896,810
Land and buildings	2,513,708	1,343,500	—	617,162	221,428	(134,921)	4,560,877
Total	4,587,248	5,923,397	(227,201)	2,450,256	626,645	(134,921)	13,225,424

4.                   Gross carrying amount as of June 30, 2018 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	252,220	119,623	—	—	(127,895)	—	243,948
Vehicles	2,223,102	388,856	—	(131,746)	(819,918)	—	1,660,294
Equipment and computer software	426,529	189,094	47,744	(14,726)	(229,003)	—	419,638
Fixtures and fittings	4,665,074	6,178	1,646,914	(1,632)	(2,489,869)	—	3,826,665
Machinery and equipment	9,152,269	197,840	—	(23,010)	(3,923,070)	—	5,404,029
Land and buildings	30,931,226	26,017	651,662	—	(13,146,785)	14,564,861	33,026,981
Buildings in progress	870,469	1,864,186	(2,346,320)	—	(205,496)	—	182,839
Total	48,520,889	2,791,794	—	(171,114)	(20,942,036)	14,564,861	44,764,394

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

5.      Accumulated depreciation as of June 30, 2018 is as follows:

	Depreciation
	Accumulated as of the beginning of year	Disposals	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	31,522	—	41,740	(24,133)	—	49,129
Vehicles	373,215	(42,928)	434,632	(204,228)	—	560,691
Equipment and computer software	118,169	(13,641)	195,386	(92,512)	—	207,402
Fixtures and fittings	204,171	—	286,024	(171,613)	—	318,582
Machinery and equipment	746,828	—	741,508	(550,600)	—	937,736
Land and buildings	828,109	—	531,591	(516,056)	1,670,064	2,513,708
Total	2,302,014	(56,569)	2,230,881	(1,559,142)	1,670,064	4,587,248

6.                   Gross carrying amount as of June 30, 2017 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Transfers	Disposals	Foreign Currency Translation	Revaluation	As of the end of year
Office equipment	235,301	32,138	—	—	(15,219)	—	252,220
Vehicles	2,136,823	441,478	—	(183,170)	(172,029)	—	2,223,102
Equipment and computer software	460,518	20,637	—	(32,074)	(22,552)	—	426,529
Fixtures and fittings	4,770,076	—	127,475	—	(232,477)	—	4,665,074
Machinery and equipment	9,492,852	18,513	73,717	(10,678)	(422,135)	—	9,152,269
Land and buildings	29,759,833	15,508	(428,844)	(197,467)	(1,461,403)	3,243,599	30,931,226
Buildings in progress	420,685	167,393	227,652	—	54,739	—	870,469
Total	47,276,088	695,667	—	(423,389)	(2,271,076)	3,243,599	48,520,889

7.                   Accumulated depreciation as of June 30, 2017 is as follows:

	Depreciation
Class	Accumulated as of beginning of year	Disposals	Of the period	Foreign Currency Translation	Revaluation	Accumulated as of the end of year
Office equipment	27,913	—	5,452	(1,843)	—	31,522
Vehicles	144,267	(95,792)	334,019	(9,279)	—	373,215
Equipment and computer software	80,132	(31,486)	77,461	(7,938)	—	118,169
Fixtures and fittings	68,137	—	145,044	(9,010)	—	204,171
Machinery and equipment	386,899	(10,678)	408,975	(38,368)	—	746,828
Land and buildings	174,979	—	283,706	(21,947)	391,371	828,109
Total	882,327	(137,956)	1,254,657	(88,385)	391,371	2,302,014

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

8.                   Gross carrying amount as of December 31, 2016 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Additions por PPA	Disposals	Foreign Currency Translation	As of the end of year
Office equipment	5,830	4,811	234,221	—	(9,561)	235,301
Vehicles	160,895	225,459	1,878,400	(49,179)	(78,752)	2,136,823
Equipment and computer software	14,283	13,945	450,785	—	(18,495)	460,518
Fixtures and fittings	1,608	118,638	4,848,110	—	(198,280)	4,770,076
Machinery and equipment	310,504	35,170	9,533,037	—	(385,859)	9,492,852
Land and buildings	—	210,038	30,792,604	—	(1,242,809)	29,759,833
Buildings in progress	—	—	430,837	—	(10,152)	420,685
Total	493,120	608,061	48,167,994	(49,179)	(1,943,908)	47,276,088

9.                   Accumulated depreciation as of December 31, 2016 is as follows:

	Depreciation
Class	Accumulated as of beginning of year	Disposals	Of the year	Foreign Currency Translation	Accumulated as of the end of year
Office equipment	3,555	—	18,901	5,457	27,913
Vehicles	119,177	(49,179)	75,633	(1,364)	144,267
Equipment and computer software	14,283	—	59,548	6,301	80,132
Fixtures and fittings	1,126	—	153,424	(86,413)	68,137
Machinery and equipment	132,669	—	134,648	119,582	386,899
Land and buildings	—	—	142,139	32,840	174,979
Total	270,810	(49,179)	584,293	76,403	882,327

The depreciation charge is included in Notes 7.3 and 7.4. The Group has no commitments to purchase property, plant and equipment items.

A detail of restricted assets is provided in Note 19.

Revaluation of property, plant and equipment

At a minimum, the Group updates their assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), taking into account the most recent independent valuations and market data. Valuations were performed at June 30, 2019. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 3.

The following are the carrying amounts that would have been recognized had the assets been carried under the cost model.

	Value at cost
Class of property	06/30/2019	06/30/2018	06/30/2017
Land and buildings	14,330,892	18,244,100	11,694,646

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.7.         Intangible assets

Intangible assets as of June 30, 2019, June 30, 2018, the six-month transition period ended June 30, 2017 and December 31, 2016 included the following:

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Gross carrying amount	45,848,737	29,155,315	43,903,217	42,890,018
Accumulated amortization	(6,232,311)	(2,497,970)	(1,844,326)	(521,692)
Net carrying amount	39,616,426	26,657,345	42,058,891	42,368,326

Seed and integrated products

The Group’s seed and integrated product activities concentrate primarily on the development and commercialization of seeds and technologies and products that increase yield per hectare, with a focus on providing seed and integrated crop protection and crop nutrition technologies designed to control weeds, insects or diseases, enhance quality traits of the seeds produced and improve nutritional value and other benefits. The Group has sought to develop integrated products that combine three distinct and complementary components, seed traits, germplasms and seed treatments in order to deliver a superior agronomic experience to customers.

The Group’s technologies which are capitalized based on an advanced stage of development (phase 4 or higher), are set forth in the table below:

Technologies
Crop	Germplasm	Protection	Yield	Quality	R&D Phase	Entity
Soybean	MG III-VIII(1)	GT (2)	HB4	—	Advanced Develop.	BCS Holding
Wheat	Spring / Winter	GluT (2)	HB4	—	Advanced Develop.	Trigall Genetics (3) (Note 12)

Notes:

(1)     Soybean germplasms are categorized by maturity groups (MG) from III to VIII. Non-dormant germplasms are alfalfa elite breeding materials without winter dormancy. A. cruentus germplasms are amaranth varieties of the A. cruentus species.

(2)     GT means glyphosate tolerance. GluT means glufosinate tolerance. Genuity is the glyphosate tolerance technology developed by Monsanto and Forage Genetics International for alfalfa. ALS means ALS-inhibitor herbicide tolerance.

(3)     Included in Trigall`s financial statements. Reflected in the Consolidated financial statements through the equity method investment.

The soybean HB4 technology was approved by the Argentine Ministry of Agriculture, Livestock and Fishing on October 6, 2015, under Resolution N° 397/15.

In the case of HB4 wheat, although favorable opinions have already been obtained from both CONABIA and of SENASA, is awaiting the decision of the National Directorate of Agricultural Markets, that analyzes the commercial impact of being the first country in the world to release a wheat of these characteristics.

The U.S. FDA completed its full review of the safety evaluation for HB4 soybeans, clearing it for use in human food and animal food on August 10, 2017. Bioceres Crop received USDA approval of HB4 Drought Tolerant Soybeans on August 2019.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Interaction with the regulatory authorities of China continues because the comercialization of the product in Argentina is subject to approval in that country. Specifically, in May 2019, all additional consultations made by the Ministry of Agriculture of the Republic of China (MOA) were answered.

Other intangible assets identified in the business combination under common control with Semya (See note 4.5) include the following:

•        Soybean Ecoseed Pack: This proyect promotes the devolpment of biological products with high added value for soybean seed treatments. The devolpment of these products integrates biotechnological, germoplasm and bio inoculants synergistically.

•        Wheat Ecoseed Pack: This proyect promotes the devolpment of biological products with high added value for wheat seeds treatments. The devolpment of these products integrates biotechnological, germoplasm and bio inoculants synergistically.

•        Bio Fungicides: The final objective of the project is to generate biological products with high added value for the treatment of seeds, focusing on the abilitity to bio control diseases in wheat and soybeans crops.

Crop nutrition

The Group’s crop nutrition activities include the development of and investment in microbiological products that have been incorporated as part of the integration of Rizobacter into the Group, including the following microbiological assets incorporated as intangible assets measured at fair value:

•        TOP Technologies: The TOP Osmo Protection Technology promotes high metabolic and physiological performance of bacteria and ensures bacterial survival and concentration in seeds and packages, reducing the impact of fungicides and insecticides on bacteria and substantially improving inoculants performance and their incidence in crop yields.

•        Signum Technologies: Signum bio-inductor generates molecular signals which early activate bacterial and plant metabolic processes, thus maximizing the development of leguminous plants. Furthermore, it stimulates the interrelation with different soil beneficial microorganisms that provide additional advantages to inoculation, activates mechanisms of resistance to abiotic stress factors (low temperatures, droughts and soil acidity), and induces defensive responses in the interaction with harmful microorganisms.

•        LLI Technologies: This technology marks a turning point in inoculation. The time of disposal to maintain living bacteria on seeds, a prerequisite for an effective nodulation. Ready-to-use (RTU) seed allows to reduce costs, simplify the sowing operation, minimize the risks normally associated with on farm treatments, and achieve the precise positioning of bacteria through the inoculant. This treatment provides for a higher number of healthier plants with outstanding root development to reach the soybean crop’s full yield potential.

Other intangible assets

Other intangible assets identified in the business combination with Rizobacter:

•        Product registration: In accordance with regulations set by certain regulatory agencies such as the National Agri-Food Safety and Quality Service (SENASA), Rizobacter has been required to register products with regulatory authorities to be able to sell them both in the domestic and international markets (jointly referred to as “Product Registration”). Some of the registered products have been developed by third parties.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

•        Brand: Rizobacter offers a wide variety of proprietary and third-party products, which are commercialized under the Rizobacter brand name. This intangible has been designated with an indefinite useful life.

•        Customer loyalty: Rizobacter’s sales to distributors of agrochemicals and to special accounts, mainly large retailers and wholesalers, whether inside or outside the Argentine territory are included. They are recognised at their fair value at the date of acquisition and are subsequently amortised on a straight-line based on the timing of projected cash flows of the clients over their estimated useful lives.

1.      Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 06/30/2019	Net carrying amount 06/30/2018	Net Carrying amount 06/30/2017	Net Carrying amount 12/31/2016
Seed and integrated products
Soybean HB4	6,120,336	4,927,853	3,111,253	1,421,707
Ecoseed integrated products	2,627,946	—	—	—
Crop nutrition
Microbiology products	2,208,117	2,122,484	3,491,269	3,625,827
Other intangible assets
Trademarks and patents	8,063,648	5,574,682	10,402,764	11,265,234
Software	994,723	949,310	1,392,769	799,904
Customer loyalty	19,601,656	13,083,016	23,660,836	25,255,654
Total	39,616,426	26,657,345	42,058,891	42,368,326

2.      Gross carrying amount as of June 30, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Adjustment of opening net book amount for application of IAS 29	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	4,927,853	—	1,192,483	—	—	6,120,336
Ecoseed integrated products	—	—	2,627,946	—	—	2,627,946
Crop nutrition
Microbiology products	2,505,864	841,753	41,485	(318,949)	197,047	3,267,200
Other intangible assets
Trademarks and patents	6,278,706	2,986,739	—	—	545,377	9,810,822
Software	1,444,603	438,703	200,600	(40,359)	105,793	2,149,340
Customer loyalty	13,998,289	6,658,894	—	—	1,215,910	21,873,093
Total	29,155,315	10,926,089	4,062,514	(359,308)	2,064,127	45,848,737

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

3.      Accumulated amortization as of June 30, 2019 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Adjustment of opening net book amount for application of IAS 29	Disposals	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiology products	383,380	202,791	(20,887)	459,287	34,512	1,059,083
Other intangible assets
Trademarks and patents	704,024	334,919	—	647,101	61,130	1,747,174
Software	495,293	227,264	(40,359)	429,258	43,161	1,154,617
Customer loyalty	915,273	435,389	—	841,273	79,502	2,271,437
Total	2,497,970	1,200,363	(61,246)	2,376,919	218,305	6,232,311

4.      Gross carrying amount as of June 30, 2018 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	3,111,253	1,816,600	—	—	4,927,853
Crop nutrition
Microbiology products	3,782,238	484,825	—	(1,761,199)	2,505,864
Other intangible assets
Trademarks and patents	10,906,317	—	—	(4,627,611)	6,278,706
Software	1,787,925	614,529	—	(957,851)	1,444,603
Customer loyalty	24,315,484	—	—	(10,317,195)	13,998,289
Total	43,903,217	2,915,954	—	(17,663,856)	29,155,315

5.      Accumulated amortization as of June 30, 2018 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Disposals	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiology products	290,969	—	321,887	(229,476)	383,380
Other intangible assets
Trademarks and patents	503,553	—	617,478	(417,007)	704,024
Software	395,156	—	399,311	(299,174)	495,293
Customer loyalty	654,648	—	802,800	(542,175)	915,273
Total	1,844,326	—	2,141,476	(1,487,832)	2,497,970

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.      Gross carrying amount as of June 30, 2017 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	1,421,707	1,689,546	—	—	3,111,253
Crop nutrition
Microbiology products	3,755,094	194,743	—	(167,599)	3,782,238
Other intangible assets
Trademarks and patents	11,415,829	—	—	(509,512)	10,906,317
Software	845,954	979,728	—	(37,757)	1,787,925
Customer loyalty	25,451,434	—	—	(1,135,950)	24,315,484
Total	42,890,018	2,864,017	—	(1,850,818)	43,903,217

7.      Accumulated amortization as of June 30, 2017 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Disposals	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiology products	129,267	—	176,523	(14,821)	290,969
Other intangible assets
Trademarks and patents	150,595	—	379,115	(26,157)	503,553
Software	46,050	—	370,018	(20,912)	395,156
Customer loyalty	195,780	—	492,873	(34,005)	654,648
Total	521,692	—	1,418,529	(95,895)	1,844,326

8.      Gross carrying amount as of December 31, 2016 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Additions for PPA	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	1,421,707	—	—	—	1,421,707
Crop nutrition
Microbiology products	—	175,527	3,733,981	(154,414)	3,755,094
Other intangible assets
Trademarks and patents	—	—	11,896,495	(480,666)	11,415,829
Software	9,368	420,254	442,607	(26,275)	845,954
Customer loyalty	—	—	26,523,073	(1,071,639)	25,451,434
Total	1,431,075	595,781	42,596,156	(1,732,994)	42,890,018

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

9.   Accumulated amortization as of December 31, 2016 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Disposals	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiology products	—	—	21,316	107,951	129,267
Other intangible assets
Trademarks and patents	—	—	153,698	(3,103)	150,595
Software	6,105	—	49,348	(9,403)	46,050
Customer loyalty	—	—	199,817	(4,037)	195,780
Total	6,105	—	424,179	91,408	521,692

The depreciation charge is included in Notes 7.3 and 7.4.

There are no intangibles assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to recover the carrying amounts of internally generated intangible assets related to biotechnology projects because it is dependent upon Group`s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

Management’s estimations about the demonstrability of the recognition criteria for these assets and the subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and using reasonable and supportable assumptions in cash flow projections.  Therefore, the Consolidated financial statements do not include any adjustments that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

6.8.   Goodwill

The Group is required to test whether goodwill has suffered any impairment on an annual basis. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

After the business combinations that occurred in 2016, goodwill has been generated for Rizobacter CGU. This CGU is composed of all revenues collected through Rizobacter from the production and sale of proprietary and third-party products, both in the domestic and international markets. Additionally, Rizobacter generates revenue from the formulation, fragmentation and resale of third-party products.

Among the main groups of products are i) microbiological products (bio-inductors/inoculants, biological fertilizers and bio-controllers); ii) crop and seed protection (treatments, adjuvants, baits, stored grains and seed treatment); and iii) crop nutrition (fertilizers). Packs are generally a combination of a microbiological product (bio-inductors/inoculants) with a crop and seed protection product (treatments).

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Also, after the share purchase agreement (SPA) between Bioceres S.A. and Bioceres Crops Solutions Corp for the 50 % of ownership in Semya (see note 4.5.), the Group recognized as goodwill the expected revenues from the commercialization of intensive R&D products of Semya that previously were allocated on the equity participation.

The variations in goodwill occurred during the years / period consolidated correspond to translation differences. There have been no goodwill impairment indicators.

Carrying amount of goodwill as of June 30, 2019, 2018 and 2017 is as follows:

	06/30/2019	06/30/2018	06/30/2017
Rizobacter	23,484,761	14,438,027	25,079,324
Semya	6,319,954	—	—
	29,804,715	14,438,027	25,079,324

The Rizobacter brand intangible with an indefinite useful life has been allocated to the Rizobacter CGU.

Management has made the estimates considering the cash flow projections projected by the management of Rizobacter and third-party valuation reports on the assets, intangible assets and liabilities assumed. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The discount rate used ranges was 16.71%.
The weighted average cost of capital (“WACC”) rate has been estimated based on the market capital structure. For the cost of debt, the indebtedness cost of the CGU was taken.
For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).
The value assigned is consistent with external sources of information.

Budgeted market share of joint ventures and other customers

The projected revenue from the products and services of the CGU has been estimated by Rizobacter´s management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.
The value assigned is consistent with external sources of information.

Budgeted product prices

The prices estimated in the revenue projections are based on current and projected market prices for the products and services of the CGU
The value assigned is consistent with external sources of information.

Growth rate used to extrapolate future cash flow projections to terminal period	The growth rate used to extrapolate the future cash flow projections to terminal period is 2%. The value assigned is consistent with external sources of information.

Management believes that any reasonably possible change in any of these key assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.9.   Trade and other payable

	06/30/2019	06/30/2018	06/30/2017
Current
Trade creditors	30,489,072	22,222,872	19,779,461
Shareholders and other related parties (Note 16)	1,796,932	365,994	633,700
Trade creditors - Parent company (Note 16)	1,568,036	—	218,744
Trade creditors - Joint ventures and associates (Note 16)	4,805,149	3,493,113	1,649,367
Taxes	1,475,410	35,391	372,990
Consideration payment Semya adquisition (Note 16)	122,950	—	—
Miscellaneous	320,945	1,591,460	140,454
	40,578,494	27,708,830	22,794,716

	06/30/2019	06/30/2018	06/30/2017
Non current
Consideration payment Semya adquisition (Note 16)	452,654	—	—
	452,654	—	—

The book value is reasonably approximate to the fair value given its short-term nature.

6.10.   Borrowings

	06/30/2019	06/30/2018	06/30/2017
Current
Bank overdraft	—	532,912	46,511
Bank borrowings	46,467,308	44,061,555	18,594,823
Corporate bonds	8,416,768	3,262,924	4,644,621
BAF Loans	—	5,112,222	—
Discount checks	5,807,303	10,243,204	9,638,789
Net loans payables-Parents companies and related parties to Parents (Note 16)	5,399,883	1,816,084	646,538
Finance lease	385,947	280,027	466,689
	66,477,209	65,308,928	34,037,971
Non-current
Bank borrowings	16,239,743	25,253,940	36,383,297
Corporate bonds	8,018,884	—	3,889,874
Net loans payables-Parents companies and related parties to Parents (Note 16)	12,358,024	—	—
Finance lease	462,870	454,265	678,993
	37,079,521	25,708,205	40,952,164

Further information about finance leases is in Note 15.1.

The carrying value of some borrowings as of June 30, 2019, 2018 and 2017 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	06/30/2019		06/30/2018		06/30/2017
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	46,467,308	46,857,879	44,061,555	42,633,227	18,594,823	16,216,748
Discount checks	5,807,303	5,230,123	10,243,204	9,209,508	9,638,789	8,950,197
Corporate Bonds	8,416,768	7,632,806	3,262,924	3,126,570	4,644,621	4,317,658

Non-current
Bank borrowings	16,239,743	14,274,547	25,253,940	20,610,018	36,383,297	33,993,312
Corporate Bonds	8,018,884	6,972,332	—	—	3,889,874	3,395,857

Net loans payables-Parents companies and related parties to Parents

BAF Loans converted into loans payable to Parents companies. Both are debts taken by the Group in connection with the Rizobacter acquisition. On May 7, 2019, Bioceres Crop Solutions Corp., Bioceres LLC and Bioceres SA entered into an agreement for the restructuring of $15 million of the outstanding loans into a facility with a 5-year maturity and an annual rate of 10%.

Financial assets (other receivables from Parents and related parties to Parents) and liabilities (Loans payable to Parents companies) are offset and the net amount is reported in the Statement of Financial Position where Bioceres Crop Solutions currently has a legally enforceable right to offset the recognised amounts, and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

The following table presents the recognised financial instruments that are offset:

	Gross amounts	Gross amounts set off in the Statement of Financial Position	Net amounts presented in the Statement of Financial Position
Current other receivables	17,809,676	(15,827,847)	1,981,829
Total current assets	17,809,676	(15,827,847)	1,981,829
Current borrowings	(82,305,056)	15,827,847	(66,477,209)
Total current liabilities	(82,305,056)	15,827,847	(66,477,209)

Corporate Bonds

a) Issuance of public corporate bonds (Principal Market)

On March 31, 2015 the Shareholders’ Meeting of Rizobacter approved the establishment of a global program of corporate bonds (“CB”) in the Argentine principal market (“the Program”) for the issue of one or more series of simple CB through public offering, for their future listing on stock exchanges and other markets, up to a revolving outstanding amount of USD 40,000,000 or the equivalent in other currencies, or a lower amount to be determined by the Board of Directors, with a maximum term of five years.

Series I: On August 13, 2015, CNV approved the Program and the issue of Series I of the Negotiable Obligations for USD 10,000,000 (increasable to a maximum of USD 17,000,000 or the equivalent in Argentine pesos), through Resolution N° 17737, according to the main terms and conditions summarized in the Prospectus Supplement dated August 13, 2015, which Prospectus Supplement was published in the Daily Gazette of the Buenos Aires Stock Exchange and the Rosario Stock Exchange on the same date.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Series I (USD)

Amount of the Issue: USD 7,786,327

Date of Issue and Subscription: August 31, 2015

Applicable rate: 6% annual nominal rate

Maturity: August 31, 2018

Initial Exchange rate: ARS 9.28 / USD

Amortization: The principal will be amortized in five semiannual instalments as from the twelfth month following the Date of Issue. The first four instalments will be identical, each representing 17.50% of the principal amount issued, and the last instalment will be equal to 30% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a quarterly basis at a fixed annual nominal rate of 6%. If any service payment date is not a business day, payment will be made on the immediately subsequent business day without any interest accruing on this payment in respect of the days that elapse from the date of payment to the actual payment date.

As of June 30, 2019, there is not outstanding debt under Series I (Class USD).

Series I (Class I — Pesos)

Amount of the Issue: ARS 84,115,789 (equivalent to USD 5,592,805)

Date of Issue and Subscription: August 31, 2015

Applicable rate (initial): 26.50% annual nominal rate

Maturity: August 31, 2018

Amortization: The principal will be amortized in 5 half-yearly instalments as from the twelfth month following the Date of Issue. The first four instalments will be identical, each representing 17.50% of the principal amount issued, and the last will be equivalent to 30% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a quarterly basis at a mixed annual nominal rate as follows: (a) from the Date of Issue up to an including the expiry of the ninth (9) month, interest will accrue at the Fixed Rate for NOs Series I Class I Pesos, and (b) from the start of the tenth (10) month up to the Maturity Date, interest will accrue at a Variable Rate equal to the Reference Rate plus a Differential Rate of 550 (five hundred and fifty) points. The Fixed Rate for NOs Series I Class I Pesos cannot exceed 35%. The Variable Rate for CB Series I Class I Pesos cannot be lower than an annual nominal 16% rate or exceed a 32% annual nominal rate. On June 15, 2015 the National Insurance Superintendency (“SSN”) issued Communication No. 4568 establishing that CB Series I Class I Pesos constitute productive investments under the framework of paragraph k) of item 35.8.1 of the General Regulation Governing Insurance Activities (Resolution SSN No. 21.523/1992).

Series I (Class II — Pesos)

Amount of the Issue: ARS 1,377,882 (equivalent to USD 91,614)

Date of Issue and Subscription: August 31, 2015

Applicable rate (initial): 27% annual nominal rate

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Maturity: August 31, 2018

Amortization: The principal will be amortized in five semiannual instalments as from the twelfth month following the Date of Issue. The first four instalments will be identical, each representing 17.50% of the principal amount issued, and the last instalment will be equivalent to 30% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a quarterly basis at a mixed annual nominal rate as follows: (a) from the Date of Issue up to an including the expiry of the ninth (9) month, interest will accrue at the Fixed Rate for CB Series I Class II Pesos, and (b) from the start of the tenth (10) month up to the Maturity Date, interest will accrue at a Variable Rate equal to the Reference Rate plus a Differential Rate of 550 (five hundred and fifty) points.

On August 31, 2018 the fifth payment of services on the principal, and the twelfth interest payment were made corresponding to the Negotiable Obligations from Series I Class I Pesos, Series I Class II Pesos, and Series I Class USD.

After these payments there are no more outstanding public corporate bonds.

b) Issuance of private corporate bonds

On April 4, 2019, the Group issued class I of guaranteed negotiable obligations, not convertible into shares, within the framework of Law No. 23,576 of Negotiable and Complementary Obligations, for a total nominal value of USD 16 million due on April 5, 2021 which were placed privately on April 5, 2019, as detailed below:

Series I (USD)-Inversiones Odisea

Holder: Inversiones Odisea (company duly constituted in and in accordance with the laws of the Republic of Chile).

Amount of the Issue: USD 13,000,000

Date of Issue and Subscription: April 5, 2019

Applicable rate (initial): 10,55% annual nominal rate

Maturity: April 5, 2021

Amortization: The principal will be amortized in four semiannual instalments as from the sixth month following the Date of Issue. The four instalments will be identical, each representing 25% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a semiannual basis at a fixed annual nominal rate. If the payment date is not a business day, the services will be paid the next business day immediately, without interest being accrued on said payment for the days elapsed from said service payment date until the effective payment date.

As of June 30, 2019, the capital owned in series I USD is USD 13 million.

Series II (USD)-Compass Latam High Yield

Holder: Compas Latam High Yield (investment fund administred by Compass Group Chile S.A.).

Amount of the Issue: USD 3,000,000

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Date of Issue and Subscription: April 5, 2019

Applicable rate (initial): 10,55% annual nominal rate

Maturity: April 5, 2021

Amortization: The principal will be amortized in four semiannual instalments as from the sixth month following the Date of Issue. The four instalments will be identical, each representing 25% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a semiannual basis at a fixed annual nominal rate. If the payment date is not a business day, the services will be paid the next business day immediately, without interest being accrued on said payment for the days elapsed from said service payment date until the effective payment date.

As of June 30, 2019, the capital owned in series II USD is USD 3 million.

Private corporates bonds are guaranteed by: a) a mortgage on real estates assets owned by the Company, for USD 16 million and b) pledge on the shares that represent 10% of the holding of Rasa Holding LLC in the share capital of Rizobacter Argentina S.A.

Under the terms of the Private corporates bonds, Rizobacter is required to comply with the following financial covenants:

1.         Restrictions on the payment of dividends

2.         Maintenance the following ratios:

a)             Net Debt to EBITDA ratio must be less than 3x,

b)             EBITDA to interest ratio must be more than 2x for the years 2019, 2020 and 2021.

3.         Liabilities to assets ratio less than (i) 0.825 x for 2019, (ii) 0.8 for 2020 and 2021.

Syndicated loan

In 2017, Rizobacter consummated a USD 45 million syndicated loan with Banco de Galicia y Buenos Aires S.A. as administrator, together with Banco Santander Río S.A., Banco BBVA Francés S.A., Banco Ciudad de Buenos Aires, Banco Provincia de Córdoba S.A., Banco Hipotecario S.A. and Banco Mariva S.A. acting as lenders. This loan was funded in two disbursements, the first of which was made on March 15, 2017 for the amount of USD 22,000,000, and the second of which was made on April 25, 2017 for the amount of USD 23,000,000.

Amount: USD 45,000,000

Amortization: 13 quarterly instalments as from the twelfth month following the date of issue.

Applicable rate: 6.50%

Collaterals: Cash and short-term bank deposits collaterals and Bioceres guarantees.

Covenants:   Under the terms of the syndicated loan, Rizobacter is required to comply with the following financial covenants:

4.              Restrictions on assets dispositions

5.              Restrictions on the payment of dividends

6.              Restriction on loans to related parties, including Joint Ventures (USD 5 million per entitiy)

7.              Maintenance the following ratios:

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

c)              Net Debt to EBITDA ratio must be less than 3x,

d)             EBITDA to interest ratio must be more than (i) 1.2x for 2017, (ii) 1.5x for 2018 and (iii) 2x for the years 2019 and 2020, and

e)              Liabilities to assets ratio less than (i) 0.85x for 2017, (ii) 0.825 for 2018 and (iii) 0.8 for 2019 and 2020.

As of June 30, 2019, Rizobacter did not comply with the liabilities to assets ratio mentioned above. However, Rizobacter got a waiver for the year ended June 30, 2019 from the majority of the banks. The terms of the debts established that if Rizobacter gets consents for more than 50% of the lenders, the debt is not considered in default. Covenant compliance is required to be measured annually.

On June 18, 2019, the company paid the sixth instalments of the loan.

6.11.   Employee benefits and social security

	06/30/2019	06/30/2018	06/30/2017
Salaries and social security	3,875,834	3,146,583	1,871,710
Staff incentives and vacations	1,481,384	1,265,130	3,175,335
	5,357,218	4,411,713	5,047,045

The book value is reasonably approximate to the fair value given its short-term nature.

6.12.   Deferred revenue and advances from customers

	06/30/2019	06/30/2018	06/30/2017
Advances from customers	1,074,463	1,007,301	1,197,080
	1,074,463	1,007,301	1,197,080

The book value is reasonably approximate to the fair value given its short-term nature.

6.13.   Government grants

	06/30/2019	06/30/2018	06/30/2017
Current	2,110	17,695	60,829
Non-current	8,098	15,532	57,716
Total	10,208	33,227	118,545

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
At of the beginning of the year	33,227	118,545	155,919	152,792
Adjustement of opening net book amount for application of IAS 29	(27,794)	—	—	—
Received during the year	31,785	103,382	64,106	144,902
Currency conversion difference	(10,638)	(137,114)	(69,539)	—
Released to the statement of profit or loss	(16,372)	(51,586)	(31,941)	(141,775)
At the end of year	10,208	33,227	118,545	155,919

The Group receives government grants to fund research and development projects, some of which are related to the acquisition of property, plant and equipment while others are related to payment for certain expenses like salaries or inputs. Grants are generally implemented through direct payments to the supplier, delivery of cash or loans at subsidized rates. There are neither unfulfilled conditions nor other contingencies attaching to government grants or government assistance.

6.14.   Provisions

	06/30/2019	06/30/2018	06/30/2017
Provisions for contingencies	439,740	845,486	1,415,290
	439,740	845,486	1,415,290

The Group has recorded a provision for probable administrative, judicial and out-of-court proceedings that could arise in the ordinary course of business, based on a prudent criterion according to its professional advisors and on Management’s assessment of the best estimate of the amount of possible claims. These potential claims are not likely to have a material impact on the results of the Group’s operations, its cash flow or financial position.

Management considers that the objective evidence is not enough to determine the date of the eventual cash outflow due to a lack of experience in any similar cases. However, the provision was classified under current or non-current liabilities, applying the best prudent criterion based on Management’s estimates.

There are no expected reimbursements related to the provisions.

The roll forward of the provision is in Note 6.18.

In order to assess the need for provisions and disclosures in its consolidated financial statements, Management considers the following factors: (i) nature of the claim and potential level of damages in the jurisdiction in which the claim has been brought; (ii) the progress of the eventual case; (iii) the opinions or views of tax and legal advisers; (iv) experience in similar cases; and (v) any decision of the Group`s management as to how it will respond to the eventual claim.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.15.   Financed payment — Acquisition of business

	06/30/2019	06/30/2018	06/30/2017
Current
Purchase option	—	14,605,469	—
Financed payment to sellers	2,826,611	5,618,121	6,219,980
	2,826,611	20,223,590	6,219,980
Non-current
Financed payment to sellers	—	2,651,019	7,656,611
Purchase option	—	—	13,523,582
	—	2,651,019	21,180,193

As of June 30, 2019, four installments, which were due in October 2017, April 2018, October 2018 and April 2019 have been fully paid for a value of $3.5 million, $2.9 million, $2.9 million and $ 2.9 million, respectively.

Purchase option: The Group subscribed to an option to purchase a further 9.99% of Rizobacter for a nominal value of $14.9 million. On October 22, 2018, an addendum to the purchase option was signed with the sellers which increased the purchase option to 29.99% of Rizobacter.

On March 14, 2019, immediately following the closing of the merger, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. The consideration for the Rizobacter Call Option was $1,265,000 in cash and in 4,736,736 shares of Union. Union shares constituting the in-kind consideration were issued in reliance on an applicable exemption from the registration requirements of the Securities Act.

Regards the cancelation of the $14.9 million mentioned above, net of prepayment of $1,265,000, we issued 1,334,047 shares which were valued at $5.35 (mark to market). Difference between the fair value of shares issued and the cancelled debt generated a finance gain of $6,582,849 (Note 7.5).

6.16.   Private Warrants

Founders warrants: simultaneously with the consummation of the initial public offering (“IPO”), Union consummated the private placement of 5,200,000 private warrants. This issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. Those warrants were purchased by certain of Union initial shareholders. Founders warrants are identical to the warrants included in the units sold in the IPO (Public warrants) having a strike price of $11.50, exercisable in a 5-years period but could be exercised on a cashless basis (each warrant will be converted for the shares that result from the difference between the warrant price and the market value of the shares divided by the market value of the shares). Founder warrants were part of the net assets incorporated in the reverse recapitalization, which were recorded as a reduction of the equity amounting to $1,843,175.

Bioceres warrants: Union issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas: (i) 2,500,000 warrants with an strike price of $11.50, that will vest if and when the price of the ordinary shares trades above $15.00 for any twenty (20) trading days within any thirty (30) trading-day period; (ii) 2,500,000 warrants with an strike price of $15.00, which will vest upon issuance; and (iii) 2,500,000 warrants with an strike price of $18.00, which will vest upon issuance. Those warrants could be exercised during a 5 year period on a cashless basis (each warrant will be converted for the shares that result from the difference between the warrant price and the market value of the shares divided by the market value of the shares as set forth in the warrant agreement).

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Bioceres warrants were initially accounted as an equity transaction (distribution to shareholders in accordance to IAS 32), which were recorded as a reduction of equity amounting to $1,589,548. Subsequent changes in the liability are booked in financial results.

Private warrants do not reach the fixed-for-fixed’ condition mentioned in the subsection b) of the Note 2.9. Therefore, they were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion.

At inception, the fair value of Private warrants using a volatility of 32% (implied volatility of Public warrants), share price of $5.35 and risk-free rate of 2.43%, was $3.4 million. As of June 30, 2019, their fair value using a share price of $5.30 and risk-free rate of 1.7631%, decrease to $2.8 million and the Group recognized a finance gain of $0.6 million.

6.17.   Puttable instrument

	06/30/2019	06/30/2018	06/30/2017
Non-current
Puttable preferred shares	—	—	2,500,000
	—	—	2,500,000

Bioceres Inc. granted EQC a Put Option, giving EQC a right to sell its holdings in the preferred shares of RASA Holding that EQC acquires in the event of a mandatory conversion of its holdings of such preferred shares into ordinary shares of RASA Holding in 5 years’ time, or in the case of a public offering by RASA Holding or Rizobacter. The price of the Put Option is the nominal value of the preferred shares of RASA Holding or USD 10 nominal value.

In accordance with the participation rights of RASA Holding, the holders of Preferred Shares had the right to subscribe for common shares of Bioceres S.A. according to his position at the time of the financing event added to the accumulated dividends. At the date of the financing event that occurred on February 9, 2018, there were 1,409,848 Preferred Shares held by third parties, that accumulated an annual dividend of payment in kind of 12% and an additional dividend (which allowed them to acquire the same amount of shares that they would otherwise acquire at a price of subscription of USD 7.91 for each USD 10 value of each Preferred Share). It is so, that, on 9 February 2018, the holders of Preferred Shares had the right to subscribe up to 2,010,170 shares of Bioceres S.A. Thus, on June 11, 2018, occurred the implementation of a second stretch of the capital increase in Bioceres S.A. approved and ratified by the Shareholder’s Assemblies held on December 17, 2014 and December 15, 2016. The 2,010,170 shares (including 421,180 shares for the conversion of the puttable RASA Holding preferred shares plus their accrued dividends) issued by Bioceres S.A. were delivered to the holders of Preferred Shares Series A RASA Holding. The remeasurement of the liability for Puttable preferred shares as of June 11, 2018 generated a loss of USD 831,534.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

6.18.          Changes in allowances and provisions

Item	06/30/2018	Additions	Uses and reversals	IAS 29	Currency conversion difference	06/30/2019
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,212,170)	(654,991)	87,916	1,220,652	(801,631)	(3,360,224)
Allowance for impairment of related parties	(23,126)	(80,913)	12,408	17,396	(1,361)	(75,596)
Allowance for obsolescence	(770,742)	(736,372)	615,467	273,252	211,577	(406,818)

Total deducted from assets	(4,006,038)	(1,472,276)	715,791	1,511,300	(591,415)	(3,842,638)

INCLUDED IN LIABILITIES

Provisions for contingencies	(845,486)	(74,109)	320,941	353,257	(194,343)	(439,740)

Total included in liabilities	(845,486)	(74,109)	320,941	353,257	(194,343)	(439,740)

Total	(4,851,524)	(1,546,385)	1,036,732	1,864,557	(785,758)	(4,282,378)

Item	06/30/2017	Additions	Uses and reversals	Currency conversion difference	06/30/2018
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(2,873,688)	(1,362,720)	76,329	947,909	(3,212,170)
Allowance for impairment of related parties	(205,960)	—	27,264	155,570	(23,126)
Allowance for obsolescence	(707,105)	(822,135)	160,331	598,167	(770,742)

Total deducted from assets	(3,786,753)	(2,184,855)	263,924	1,701,646	(4,006,038)

INCLUDED IN LIABILITIES

Provisions for contingencies	(1,415,290)	(84,411)	38,308	615,907	(845,486)

Total included in liabilities	(1,415,290)	(84,411)	38,308	615,907	(845,486)

Total	(5,202,043)	(2,269,266)	302,232	2,317,553	(4,851,524)

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Item	12/31/2016	Additions	Uses and reversals	Currency conversion difference	06/30/2017
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(2,949,214)	(154,818)	40,485	189,859	(2,873,688)
Allowance for impairment of related parties	(8,210)	(219,559)	402	21,407	(205,960)
Allowance for obsolescence	(1,157,997)	(289,248)	140,408	599,732	(707,105)

Total deducted from assets	(4,115,421)	(663,625)	181,295	810,998	(3,786,753)

INCLUDED IN LIABILITIES

Provisions for contingencies	(1,909,530)	(10,711)	259,438	245,513	(1,415,290)

Total included in liabilities	(1,909,530)	(10,711)	259,438	245,513	(1,415,290)

Total	(6,024,951)	(674,336)	440,733	1,056,511	(5,202,043)

Item	12/31/2015	Additions	Additions for business combination	Uses and reversals	Currency conversion difference	12/31/2016
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(346,515)	(490,374)	(2,722,575)	373,004	237,246	(2,949,214)
Allowance for impairment of related parties	—	(8,394)	—	—	184	(8,210)
Allowance for obsolescence	(167,989)	(982,351)	(418,498)	—	410,841	(1,157,997)

Total deducted from assets	(514,504)	(1,481,119)	(3,141,073)	373,004	648,271	(4,115,421)

INCLUDED IN LIABILITIES

Provisions for contingencies	(67,708)	(293,009)	(1,372,086)	—	(176,727)	(1,909,530)

Total included in liabilities	(67,708)	(293,009)	(1,372,086)	—	(176,727)	(1,909,530)

Total	(582,212)	(1,774,128)	(4,513,159)	373,004	471,544	(6,024,951)

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

7.              INFORMATION ABOUT COMPONENTS OF CONSOLIDTED STATEMENTS OF COMPREHENSIVE INCOME

7.1.         Revenue

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Sale of goods and services	159,198,516	133,048,429	46,751,191	40,677,714
Royalties	1,110,463	442,689	102,178	349,760
	160,308,979	133,491,118	46,853,369	41,027,474

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 16.

7.2.         Cost of sales

Item	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Inventory as of the beginning of the year	19,366,001	31,338,034	32,677,314	2,835,909
Adjustment of opening net book amount for the application of IAS 29	4,273,416	—	—	—
Combined business	—	—	—	40,846,774
Purchases of the year	88,380,452	65,825,381	25,332,949	17,307,320
Production costs	11,558,513	14,002,049	5,322,615	3,737,400
Foreign currency translation	(9,020,919)	(14,704,912)	(2,381,686)	(1,451,133)
Subtotal	114,557,463	96,460,552	60,951,192	63,276,270
Inventory as of the end of the year	(27,592,582)	(19,366,001)	(31,338,034)	(32,677,314)
Cost of sales	86,964,881	77,094,551	29,613,158	30,598,956

7.3.         R&D classified by nature

Item	Research and development expenses 06/30/2019	Research and development expenses 06/30/2018	Research and development expenses 06/30/2017	Research and development expenses 12/31/2016
Amortization intangible assets	1,106,390	943,488	435,577	—
Import and export expenses	16,360	21,640	14,165	1,398
Depreciation property, plant and equipment	220,849	223,515	222,446	63,558
Freight and haulage	—	30	73,275	136
Employee benefits and social securities	541,025	1,435,028	481,326	360,760
Maintenance	56,395	86,112	42,373	47,055
Energy and fuel	52,919	78,570	49,785	22,703
Supplies and materials	1,175,184	844,372	107,678	107,436
Mobility and travel	48,308	87,628	66,865	29,822
Stock options based incentive	—	30,005	25,710	43,827
Professional fees and outsourced services	447,383	121,914	90,206	5,850
Office supplies	3,796	17,932	57,564	38,159
System expenses	—	8,851	1,797	211
Insurance	8,593	22,006	18,302	6,646
Miscellaneous	12,189	29,009	303,199	126,293
Total	3,689,391	3,950,100	1,990,268	853,854

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

7.4.         Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2019
Amortization intangible assets	—	1,270,530	1,270,530
Analysis and storage	5,811	904	6,715
Commissions and royalties	751,972	489,301	1,241,273
Bank expenses and commissions	—	30,784	30,784
Import and export expenses	95,111	1,396,636	1,491,747
Depreciation property, plant and equipment	1,164,810	1,064,597	2,229,407
Impairment of receivables	—	686,985	686,985
Freight and haulage	1,433,867	2,662,715	4,096,582
Employee benefits and social securities	5,313,211	12,969,653	18,282,864
Maintenance	501,699	532,648	1,034,347
Energy and fuel	568,848	195,449	764,297
Supplies and materials	275,378	214,513	489,891
Mobility and travel	12,097	1,306,067	1,318,164
Publicity and advertising	—	1,709,552	1,709,552
Contingencies	—	67,417	67,417
Professional fees and outsourced services	681,790	7,346,607	8,028,397
Professional fees related parties	—	401,005	401,005
Office supplies	31,394	352,167	383,561
Insurance	105,302	802,352	907,654
System expenses	—	709,539	709,539
Obsolescence	564,873	—	564,873
Taxes	37,388	4,821,136	4,858,524
Miscellaneous	14,962	213,243	228,205
Total	11,558,513	39,243,800	50,802,313

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2018
Amortization intangible assets	—	1,197,988	1,197,988
Analysis and storage	1,225,756	225,462	1,451,218
Commissions and royalties	552,906	671,180	1,224,086
Bank expenses and commissions	—	51,471	51,471
Import and export expenses	131,558	725,479	857,037
Depreciation property, plant and equipment	1,208,699	798,667	2,007,366
Impairment of receivables	—	1,259,127	1,259,127
Freight and haulage	664,984	2,251,297	2,916,281
Employee benefits and social securities	7,582,440	14,265,650	21,848,090
Maintenance	597,497	408,960	1,006,457
Energy and fuel	419,716	610,376	1,030,092
Supplies and materials	169,674	1,577	171,251
Mobility and travel	48,068	1,373,119	1,421,187
Publicity and advertising	—	2,239,505	2,239,505
Contingencies	—	84,411	84,411
Telephone and communications	—	630	630
Professional fees and outsourced services	195	2,058,787	2,058,982
Professional fees related parties	—	759,149	759,149
Office supplies	17,790	549,359	567,149
Insurance	118,610	611,129	729,739
Sistems expenses	19,057	601,955	621,012
Obsolescence	661,804	—	661,804
Taxes	105,104	4,019,515	4,124,619
Miscellaneous	478,191	498,895	977,086
Total	14,002,049	35,263,688	49,265,737

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

 (Amounts in USD, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2017
Amortization intangible assets	—	982,952	982,952
Analysis and storage	20,745	46,781	67,526
Commissions and royalties	60,052	258,456	318,508
Bank expenses and commissions	—	67,094	67,094
Import and export expenses	76,818	(318,951)	(242,133)
Depreciation property, plant and equipment	384,019	648,192	1,032,211
Impairment of receivables	—	333,490	333,490
Freight and haulage	148,362	903,544	1,051,906
Employee benefits and social securities	3,554,197	6,661,622	10,215,819
Maintenance	426,634	297,924	724,558
Energy and fuel	185,379	258,704	444,083
Supplies and materials	160,069	—	160,069
Mobility and travel	15,980	723,117	739,097
Publicity and advertising	—	1,047,653	1,047,653
Contingencies	—	(248,727)	(248,727)
Telephone and communications	—	1,387	1,387
Professional fees and outsourced services	20,462	888,104	908,566
Professional fees related parties	—	447,723	447,723
Office supplies	2,418	466,154	468,572
Insurance	70,320	289,887	360,207
Sistems expenses	10,072	74,084	84,156
Obsolescence	148,840	—	148,840
Taxes	23,850	1,697,783	1,721,633
Miscellaneous	14,398	162,625	177,023
Total	5,322,615	15,689,598	21,012,213

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

 (Amounts in USD, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 12/31/2016
Amortization intangible assets	—	424,179	424,179
Analysis and storage	67,052	71,126	138,178
Commissions and royalties	405,923	92,943	498,866
Bank expenses and commissions	—	73,991	73,991
Import and export expenses	21,435	232,402	253,837
Depreciation property, plant and equipment	240,638	280,097	520,735
Impairment of receivables	—	125,764	125,764
Freight and haulage	33,638	751,586	785,224
Employee benefits and social securities	1,781,605	2,888,707	4,670,312
Maintenance	3,358	148,583	151,941
Energy and fuel	87,063	126,305	213,368
Supplies and materials	29,885	—	29,885
Mobility and travel	7,540	272,191	279,731
Publicity and advertising	—	384,168	384,168
Contingencies	—	293,009	293,009
Sistems expenses	—	4,633	4,633
Professional fees and outsourced services	14,576	910,145	924,721
Professional fees related parties	—	183,393	183,393
Office supplies	5,813	160,938	166,751
Insurance	—	86,497	86,497
Obsolescence	982,351	—	982,351
Taxes	11,967	1,072,358	1,084,325
Miscellaneous	44,556	244,106	288,662
Total	3,737,400	8,827,121	12,564,521

7.5.   Finance results

Finance Income

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Interest generated by assets	1,397,025	909,912	303,513	65,896
Interest generated by assets related parties	90,188	294,577	179,887	73,178
Gain for cancellation of purchase option	6,582,849	—	—	—
Changes in fair value of financial assets or liabilities and other financial results	649,998	67,349	92,820	17,394
	8,720,060	1,271,838	576,220	156,468

Finance Costs

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Interest generated by liabilities with the parent	(1,386,288)	(118,266)	(520,959)	(1,118,679)
Interest generated by liabilities	(22,884,366)	(16,646,801)	(7,422,210)	(5,011,139)
Financial commissions	(1,578,292)	(1,628,075)	(1,032,366)	(885,351)
Other financial loss	(243,688)	—	(517,136)	(136,792)
	(26,092,634)	(18,393,142)	(9,492,671)	(7,151,961)

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

 (Amounts in USD, except otherwise indicated)

Other finance results

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Share based payment cost of listing shares (Note 10.3)	(20,893,789)	—	—	—
Net gain of inflation effect on monetary items	14,653,335	—	—	—
Exchange differences generated by assets	48,355,784	25,710,957	1,186,264	—
Exchange differences generated by liabilities	(66,200,973)	(49,540,369)	(2,463,076)	(1,254,084)
	(24,085,643)	(23,829,412)	(1,276,812)	(1,254,084)

Total net finance results	(41,458,217)	(40,950,716)	(10,193,263)	(8,249,577)

8.   INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Tax reform in Argentina

On December 29, 2017, the Government promulgated Law 27430 - Income Tax. This law has introduced several changes regarding income tax; its key components are as follows:

Income tax rate: The income tax rates for Argentine companies will be gradually reduced from 35% to 30% for fiscal periods beginning from January 1, 2018 until December 31, 2019, and 25% for fiscal periods beginning on or after January 1, 2020, inclusive.

Tax on dividends: A tax is introduced on dividends or profits distributed, among others, by Argentine companies or permanent establishments with the following considerations: (i) dividends derived from the profits generated during fiscal years beginning on January 1, 2018 and until December 31, 2019 will be subject to a 7% withholding; and (ii) dividends arising from gains obtained for years beginning on or after January 1, 2020, will be subject to a 13% withholding tax.

Dividends arising from benefits obtained up to the year prior to that commenced on or after January 1, 2018 will continue to be subject, for all beneficiaries of the same, to the 35% withholding on the amount that exceeds taxable distributable taxable profits (transition period of the equalization tax).

Optional tax revaluation: The regulation establishes that, at the option of the Companies, the tax revaluation of certain assets located in the country and that are affected to the generation of taxable profits may be carried out. The special tax on the amount of the revaluation depends on the nature of the asset, being 8% for buildings that does not have the character of inventories for sale, 15% for the buildings that have the character of inventories for sale, and 10 % for the rest of the assets. Once the option for a certain property, plant or equipment is exercised, all other property, plant and equipment in the same category must be revalued. This tax is not deductible from income tax, and tax result that originated through the revaluation is not subject to it.

Adjustment of deductions: Acquisitions or investments made in fiscal years beginning on or after January 1, 2018 will be adjusted on the basis of the percentage variations of the Internal Wholesale Price Index (IPIM) provided by the National Institute of Statistics and Census (INDEC), situation that will increase the deductible amortization and its computable cost in case of sale.

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

 (Amounts in USD, except otherwise indicated)

	06/30/2019	06/30/2018	06/30/2017
Current assets
Income tax	1,263,795	2,082,269	1,701,382

	1,263,795	2,082,269	1,701,382
Non-current assets
Income tax	—	—	95,565
Minimum presumed income tax	1,184	126,653	220,000
	1,184	126,653	315,565

	06/30/2019	06/30/2018	06/30/2017
Liabilities
Income tax	142,028	2,569	29,788
	142,028	2,569	29,788

The breakdown of items making up deferred tax assets and liabilities as of June 30, 2019, 2018, 2017 and December 31, 2016 are as follows:

Deferred tax assets	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Tax Loss-Carry Forward	2,663,813	3,638,269	1,059,746	753,359
Changes in fair value of financial assets or liabilities	32,062	35,944	96,394	87,467
Trade receivables	374,425	462,756	829,095	804,481
Allowances	—	370,930	805,375	935,415
Inventories	—	710,391	367,682	519,310
Intangible assets	—	15,098	38,241	48,426
Contingencies	—	—	13,612	—
Goverment grants	2,649	9,360	41,616	54,572
Others	670,760	359,073	120,340	1,446,474
Total deferred tax assets	3,743,709	5,601,821	3,372,101	4,649,504

Deferred tax liabilities	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Intangible assets	(9,458,239)	(5,071,808)	(12,633,408)	(13,609,901)
Property, plant and equipment depreciation	(9,618,648)	(8,497,756)	(12,923,320)	(12,738,676)
Borrowings	(13,170)	(19,372)	(39,257)	(27,482)
Contingencies	—	(2,709)	—	—
Inflation tax adjustment	(1,706,092)	—	—	—
Allowances	(152,159)	—	—	—
Inventories	(153,563)	—	—	—
Others	—	(297)	(15,942)	(9,727)
Total deferred tax liabilities	(21,101,871)	(13,591,942)	(25,611,927)	(26,385,786)

Net deferred tax	(17,358,162)	(7,990,121)	(22,239,826)	(21,736,282)

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

The roll forward of deferred tax assets and liabilities as of June 30, 2019, 2018, 2017 and December 31, 2016 are as follows:

Deferred tax assets	Balance 06/30/2018	Adquisition of control of Semya S.A.	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2019
Tax Loss-Carry Forward	3,638,269	113,289	(1,306,198)	—	—	218,453	2,663,813
Changes in fair value of financial assets or liabilities	35,944	25,868	(33,200)	—	—	3,450	32,062
Trade receivables	462,756	—	(114,765)	—	—	26,434	374,425
Allowances	370,930	—	(555,679)	152,159	—	32,590	—
Inventories	710,391	—	(119,316)	153,563	—	(744,638)	—
Intangible assets	15,098	(482,387)	(22,467)	476,174	—	13,582	—
Goverment grants	9,360	—	(7,262)	—	—	551	2,649
Others	359,073	—	290,552	—	—	21,135	670,760
Total deferred tax assets	5,601,821	(343,230)	(1,868,335)	781,896	—	(428,443)	3,743,709

Deferred tax liabilities	Balance 06/30/2018	Adquisition of control of Semya S.A.	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2019
Intangible assets	(5,071,808)	—	(937,962)	(476,174)	—	(2,972,295)	(9,458,239)
Property, plant and equipment depreciation	(8,497,756)	—	(335,077)	—	576,453	(1,362,268)	(9,618,648)
Borrowings	(19,372)	—	7,342	—	—	(1,140)	(13,170)
Contingencies	(2,709)	—	2,869	—	—	(160)	—
Inflation tax adjustment	—	—	(1,706,092)	—	—	—	(1,706,092)
Allowances	—	—	—	(152,159)	—	—	(152,159)
Inventories	—	—	—	(153,563)	—	—	(153,563)
Others	(297)	—	314	—	—	(17)	—
Total deferred tax liabilities	(13,591,942)	—	(2,968,606)	(781,896)	576,453	(4,335,880)	(21,101,871)

Deferred tax assets	Balance 06/30/2017	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2018
Tax Loss-Carry Forward	1,059,746	3,631,690	—	—	(1,053,167)	3,638,269
Changes in fair value of financial assets or liabilities	96,394	(27,872)	—	—	(32,578)	35,944
Trade receivables	829,095	(16,762)	—	—	(349,577)	462,756
Allowances	805,375	(143,397)	—	—	(291,048)	370,930
Inventories	367,682	(767,844)	—	—	1,110,553	710,391
Intangible assets	38,241	(11,570)	—	—	(11,573)	15,098
Contingencies	13,612	—	(13,612)	—	—	—
Goverment grants	41,616	(21,647)	—	—	(10,609)	9,360
Others	120,340	319,514	12,464	—	(93,245)	359,073
Total deferred tax assets	3,372,101	2,962,112	(1,148)	—	(731,244)	5,601,821

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Deferred tax liabilities	Balance 06/30/2017	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2018
Intangible assets	(12,633,408)	(1,114,442)	—	—	8,676,042	(5,071,808)
Property, plant and equipment depreciation	(12,923,320)	2,811,852	—	(4,507,311)	6,121,023	(8,497,756)
Borrowings	(39,257)	3,720	—	—	16,165	(19,372)
Contingencies	—	(15,442)	13,612	—	(879)	(2,709)
Others	(15,942)	24,617	(12,464)	—	3,492	(297)
Total deferred tax liabilities	(25,611,927)	1,710,305	1,148	(4,507,311)	14,815,843	(13,591,942)

Net deferred tax	(22,239,826)	4,672,417	—	(4,507,311)	14,084,599	(7,990,121)

Deferred tax assets	Balance 12/31/2016	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2017
Tax Loss-Carry Forward	753,359	360,007	—	—	(53,620)	1,059,746
Changes in fair value of financial assets or liabilities	87,467	13,216	—	—	(4,289)	96,394
Trade receivables	804,481	60,520	—	—	(35,906)	829,095
Allowances	935,415	(83,964)	—	—	(46,076)	805,375
Inventories	519,310	(128,450)	—	—	(23,178)	367,682
Intangible assets	48,426	(8,577)	—	—	(1,608)	38,241
Contingencies	—	14,301	—	—	(689)	13,612
Goverment grants	54,572	(11,218)	—	—	(1,738)	41,616
Others	1,446,474	877,016	—	—	(2,203,150)	120,340
Total deferred tax assets	4,649,504	1,092,851	—	—	(2,370,254)	3,372,101

Deferred tax liabilities	Balance 12/31/2016	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2017
Intangible assets	(13,609,901)	802,280	—	—	174,213	(12,633,408)
Property, plant and equipment depreciation	(12,738,676)	616,622	—	(936,029)	134,763	(12,923,320)
Borrowings	(27,482)	(13,002)	—	—	1,227	(39,257)
Others	(9,727)	(6,649)	—	—	434	(15,942)
Total deferred tax liabilities	(26,385,786)	1,399,251	—	(936,029)	310,637	(25,611,927)

Net deferred tax	(21,736,282)	2,492,102	—	(936,029)	(2,059,617)	(22,239,826)

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Deferred tax assets	Balance 12/31/2015	Income tax provision	Business combination	Charge to OCI	Conversion difference	Balance 12/31/2016
Tax Loss-Carry Forward	258,194	520,957	—	—	(25,792)	753,359
Changes in fair value of financial assets or liabilities	61,913	28,642	—	—	(3,088)	87,467
Trade receivables	—	—	804,481	—	—	804,481
Allowances	119,651	(9,559)	656,327	—	168,996	935,415
Inventories	(246,720)	935,283	(234,278)	—	65,025	519,310
Intangible assets	78,956	(41,366)	12,510	—	(1,674)	48,426
Goverment grants	53,477	29,362	—	—	(28,267)	54,572
Others	—	32,468	1,394,601	—	19,405	1,446,474
Total deferred tax assets	325,471	1,495,787	2,633,641	—	194,605	4,649,504

Deferred tax liabilities	Balance 12/31/2015	Income tax provision	Business combination	Charge to OCI	Conversion difference	Balance 12/31/2016
Intangible assets	—	—	(13,609,901)	—	—	(13,609,901)
Property, plant and equipment depreciation	(53,679)	(18,703)	(12,699,878)	—	33,584	(12,738,676)
Borrowings	—	—	(27,482)	—	—	(27,482)
Others	—	13,696	(17,833)	—	(5,590)	(9,727)
Total deferred tax liabilities	(53,679)	(5,007)	(26,355,094)	—	27,994	(26,385,786)

Net deferred tax	271,792	1,490,780	(23,721,453)	—	222,599	(21,736,282)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Group’s Argentine subsidiaries are the most significant source of profit or loss before tax, the following reconciliation has been prepared using the Argentine statutory tax rate:

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Loss before income tax-rate 0%	(21,669,883)	—	—	—
Profit before income tax-rate 21%	1,264	—	—	—
Loss before income tax-rate 35%	—	(21,621,007)	(11,195,800)	(8,042,536)
Profit/(Loss) before income tax-rate 30%	12,296,011	(3,618,756)	—	—
Income tax charge by applying tax rate to profit/(loss) before tax:	(3,689,069)	8,652,979	3,918,530	2,814,888
Share of profit or loss of subsidies, joint ventures and associates	(44,721)	(1,448,925)	(571,587)	(977,061)
Stock options charge	78,681	(8,898)	(8,978)	(15,339)
Rate change adjustment	(54,735)	3,768,518	—	—
Allowance for unused tax losses	—	(59,879)	—	(46,553)
Non-deductible expenses and untaxed gains	(254,201)	(732,442)	(312,477)	84,712
Representation expenses	(136,614)	(204,897)	—	—
Foreign investment coverage	233,634	—	—	—
Result por inflation effect on monetary items	(3,119,259)	—	—	—
Others	—	962,061	(208,237)	—
Income tax (expense) benefit	(6,986,284)	10,928,517	2,817,251	1,860,647

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

The Group did not recognize deferred income tax liabilities of USD 44,721, USD 1,448,925, USD 571,587 and USD 977,061 as of June 30, 2019, 2018, 2017 and December 31, 2016, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

Principal statutory taxes rates in the countries where the Group operates for all of the years presented are:

	Income tax rate
Tax jurisdiction	2019	2018	2017	2016
Argentina	30%	30% - 35%	35%	35%
Cayman	0%	—	—	—
United State of America	21%	—	—	—

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Current tax expense	(2,149,343)	6,256,100	325,149	369,867
Deferred tax	(4,836,941)	4,672,417	2,492,102	1,490,780
Total	(6,986,284)	10,928,517	2,817,251	1,860,647

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2019 are as follows:

Fiscal year	Tax-Loss Carry forward	Tax-Loss Carry forward	Prescription
2015	125,442	31,389	2020
2016	741,741	185,435	2021
2017	1,149,203	283,096	2022
2018	402,956	104,943	2023
2019	668,458	194,200	2024
2019	8,879,763	1,864,750	2039
Total	11,967,563	2,663,813

The amount of tax losses for the fiscal year ended on June 30, 2019 is an estimate of the amount to be presented in the tax return.

The amount and expiry date of unused tax credits of Argentina minimum presumed income tax as of June 30, 2019 is as follows:

Fiscal year	Amount	Prescription
2016	1,184	2026
Total	1,184

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to use the deferred tax assets (both carryforward of unused tax losses and deductible temporary differences) and the credit of minimum presumed income tax because their future utilization depends on

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

the generation of enough future taxable income by the entities within the Group during the periods in which those temporary differences are deductible or when the unused tax losses can be used.

Based on the projections of future taxable income for the periods in which the deferred tax assets are deductible, the Group’s management estimates that, except for the part of deferred tax asset that were unrecognized, it is probable that the entities within the Group can utilize those deferred tax assets, which depends, among other factors, on the success of the current projects of agricultural biotechnology, the future market price of commodities and the market share of the entities within the Group.

The estimates of Management about the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the projections of future taxable income. Therefore, the Consolidated financial statements do not include adjustments that could result if the entities within the Group would not be able to recover the deferred tax assets through the generation of enough future taxable income.

9.              LOSS PER SHARE

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Numerator
Loss for the year (basic EPS) (1)	(18,369,045)	(11,039,533)	(5,908,927)	(5,865,870)
Denominator
Weighted average number of shares (basic EPS) (1)	30,478,390	28,098,117	28,098,117	28,098,117

Basic loss attributable to ordinary equity holders of the parent (1)	(0.60)	(0.39)	(0.21)	(0.21)

(1)         For the years ended June 30, 2019, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016, diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

The 27,116,174 shares issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shared issued to exercise the Bioceres Semillas’ tag along and the 862,500 shares received by Bioceres LLC from the original founders of Union, were considered retrospectively in the EPS calculations. The denominators used in the EPS calculation are based on the assumption of those events having occurred at the beginning of the earliest period presented.

Warrants outstanding were not included in the EPS calculations for the year ended June 30, 2019 and 2018 because they were anti-dilutive securities in those years.

There are neither ordinary shares transactions nor potential ordinary shares transactions that have occurred after June 30, 2019 that would have changed significantly the number of ordinary shares or potential ordinary shares outstanding at the end of the reporting period.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

10.                               INFORMATION ABOUT COMPONENTS OF EQUITY

10.1.                     Capital issued

The 27,116,174 shares issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shares issued to exercise the Bioceres Semillas’ tag-along and the 862,500 shares received by Bioceres LLC from the original founders of Union, were considered retrospectively in issued capital based on the assumption of those events have occurred at the beginning of the earliest period presented.

10.2.                     Parent company investment

The Group has recognized the contribution made by Bioceres S.A. into the combined entity as share premium as follows:

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Capital contributions	294,041	1,572,235	2,585,580	48,083,838
Intangible contributed	623,022	2,105,616	2,049,823	—
Preferred shares contributed		3,331,534	(3,277,615)	—
Incorporation of financial debt (*)	(15,475,410)	(5,000,000)	—	15,569,028
Financed payment to Rizobacter sellers	—	—	—	(13,182,575)
	(14,558,347)	2,009,385	1,357,788	50,470,291

(*) Financial debt taken by the Group in connect with Rizobacter acquisition

10.3.                     Reverse recapitalization

As mentioned in Note 1, the merger was reflected as a reverse recapitalization (capital transaction) equivalent to the issuance of shares by the private company (Bioceres) for the net monetary assets of the public shell company (Union). The difference in the fair value of equity instruments retained by UAC’s former shareholders (shares and public warrants) over the value of the net monetary assets incorporated represents a service for listing the shares and it should be accounted as a shared based payment in accordance to IFRS 2. The cost of the service was recognized as an expense in the line “Share based payment cost of listing shares” for an amount of $20.9 million.

In December 2017, Union issued an aggregate of 2,875,000 ordinary shares (“Founder shares”) pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. 862,500 of those Founder shares were transferred to Bioceres LLC as an additional consideration payable in the merger.

On March 2, 2018, Union consummated an IPO of 11,500,000 units. Each unit consisted in one ordinary share, one right exchangeable for one-tenth of one ordinary share, and one redeemable warrant exercisable for one ordinary share at a price of $11.50 per share (Public warrants).

On February 27, 2019, Union held an Extraordinary General Meeting of Shareholders, whereby holders voted in favor of the merger with Bioceres and converted 11,500,000 rights into 1,150,000 Union shares. In connection with this vote, the holders of 11,376,836 ordinary shares of UAC exercised their right to redeem their shares and collected a total amount of $117,005,196. Net process from the trust account was incorporated to the Group for a total amount of $1,083,840.

The fair value of the shares retained by UAC former shareholders was calculated based on the UAC share price as of the day of the transaction ($5.35).

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

10.4.                     Shares issued - Rizobacter Call Option

Immediately following the merger, the Rizobacter Call Option was exercised. For the tranche of 9.99% (that was previously accounted as financial liability) consideration of the payment was in $1,265,000 in cash and in the form of UAC shares, pursuant to which 1,334,047 ordinary shares were issued. The difference between the fair value of the consideration paid and the financial liability was recognized in financial results as “Gain for cancellation of purchase option”.

For the tranche of an additional 20%, consideration of the payment was in the form of UAC shares, pursuant to which 3,402,688 ordinary shares were issued. The adjustment in the non-controlling interest was recorded as an equity transaction. After the Rizobacter Call Option was exercised, the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter.

10.5.                     Share capital summary

As of the date of this financial statement, the Group had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 36,120,517 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 12,700,000 private placement warrants outstanding (5,200,000 of which were issued in connection with Union’s IPO and 7,500,000 of which were issued in connection with the merger) classified as liability (see Note 6.16) and (vi) 11,500,000 public warrants outstanding.

Public warrants: simultaneously with the consummation of the IPO, Union consummated the public placement of 11,500,000 public warrants exercisable for one ordinary share at a price of $11.50 per share (Public warrants). Those warrants were purchased by certain of Union initial shareholders. They can be exercised only on a cash basis in a 5-year period and can be redeemed at the option of the company when the stock price is above $18. Public warrants were classified as equity and consideration was included in column “Share Premium”. Holders of the ordinary shares are entitled to one vote for each ordinary share.

10.6.                     Non-controlling interests

The subsidiaries whose non-controlling interest are significant as of June 30, 2019, June 30, 2018 and the six-month transition period ended June 30, 2017 are:

a)             Rizobacter Argentina

Name	Country	06/30/2019	06/30/2018	06/30/2017
Rizobacter Argentina S.A.	Argentina	20%	40%	40%

Below is a detail of the summarized financial information of Rizobacter, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	06/30/2019	06/30/2018	06/30/2017
Current assets	115,546,951	86,461,071	86,202,115
Non-current assets	47,418,450	48,295,110	113,906,651
Total assets	162,965,401	134,756,181	200,108,766

Current liabilities	100,590,919	88,270,487	60,192,036
Non-current liabilities	34,788,705	29,598,319	65,604,538
Total liabilities	135,379,624	117,868,806	125,796,574

Equity attributable to controlling interest	27,584,666	16,824,251	74,266,985
Equity attributable to non-controlling interest	1,111	63,124	45,207
Total equity	27,585,777	16,887,375	74,312,192

Total liabilities and equity	162,965,401	134,756,181	200,108,766

Summary statements of comprehensive income or loss	06/30/2019	06/30/2018	06/30/2017	Period from 10/19/16 - 12/31/2016
Revenues	156,741,933	129,798,271	44,458,442	36,739,496
Cost of sales	(85,287,771)	(71,699,144)	(27,494,324)	(26,818,086)
Gross margin	71,454,162	58,099,127	16,964,118	9,921,410

Research and development expenses	(2,367,727)	(2,902,235)	(1,711,089)	(555,676)
Selling, general and administrative expenses	(31,316,843)	(31,219,784)	(14,501,080)	(6,936,425)
Share of profit or loss of joint ventures and associates	1,071,297	(1,683,949)	(610,994)	(161,436)
Other income	286,626	524,672	53,928	—
Operating profit	39,127,515	22,817,831	194,883	2,267,873

Financial results	(24,650,359)	(37,989,573)	(8,619,703)	(4,014,402)
Loss before taxes	14,477,156	(15,171,742)	(8,424,820)	(1,746,529)

Income tax benefit (expense)	(7,729,300)	3,275,077	2,333,310	(1,836,968)
Result for the year	6,747,856	(11,896,665)	(6,091,510)	(3,583,497)

Exchange differences on translation of foreign operations	17,197	(8,266,718)	202,981	(898,790)
Revaluation of property, plant and equipment, net of tax	(1,347,124)	14,079,875	2,032,872	—
Total comprehensive result	5,417,929	(6,083,508)	(3,855,657)	(4,482,287)

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2019, 2018, in the six-month transition period ended June 30, 2017 and, in the year ended December 31, 2016.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

b)             RASA Holding preferred shares

On October 14, 2016, RASA Holding issued 4,830,000 Class A preferred shares, with a par value of USD 10 per share and a subscription price of USD 8.696 per share, in order to raise USD 42 million to finance the cash payment required for the completion of the acquisition of Rizobacter.

The Class A preferred shares in RASA Holding accrue an annual “pay in kind” (PIK) dividend coupon of 12% that accumulates as principal over a maturity term of five years, and carry (i) a mandatory participation right in the subscription to ordinary shares of Bioceres S.A. as part of a qualified public offering (i.e., an offering that is consummated for at least USD 50 million net of the proceeds received from the holders of the RASA Holding Class A preferred shares), and to participate in an optional manner in the case of a non-qualified public offering and/or a private capital increase occurring between December 17, 2017 and October 14, 2021; and (ii) a mandatory conversion right for holders of the RASA Holding Class A preferred shares to convert such preferred shares into common shares of RASA Holding after five years or in the case of a public offering made by RASA Holding or of Rizobacter.

In addition, this agreement grants liquidity preference rights to the Class A preferred shares, which give the holders a right to a cash option that can be exercised in the following situations: (i) sale or substantial transfer of the assets of RASA Holding or Rizobacter; (ii) mergers or reorganizations in which RASA Holding is involved; (iii) change of control of RASA Holding; or (iv) liquidation or dissolution of RASA Holding.

As of June 30, 2017, there were 1,409,848 preferred shares in the possession of third parties outside the Group.

Since there was no contractual obligation to pay cash in any situation, the preferences of liquidity are under the control of the Group and the agreement provides for the delivery of a fixed number of own equity instruments for a fixed amount of cash, preferred shares in possession of third parties outside of Group Bioceres are classified as non-controlling interests in the Consolidated financial statements as of June 30, 2017.

After the verification of the financing event that occurred on February 9, 2018 with a capitalization of USD 50.5 million, the holders of RASA Holding’s Preferred Stock, expressed their willingness to exercise the participation rights granted by the Bioceres S.A. on dates October 14, 2016, December 26, 2016 and May 18, 2017.

In this way, the holders of Preferred Shares of RASA Holding subscribed new ordinary shares of Bioceres S.A. in exchange for their RASA Holding preferred shares plus the accumulated dividends. At the date of the financing event that occurred on February 9, 2018, there was 1,409,848 Preferred Shares held by third parties, who accumulated an annual dividend payment in kind of 12% and an additional dividend (which allowed them to acquire the same number of shares that they would have otherwise acquired at a subscription price of USD 7.91 for every USD 10 of value of each Preferred Share). This transaction was accounted as an equity contribution for the Consolidated financial statements.

Thus, on June 11, 2018, the holders of Preferred Shares subscribed 2,010,170 of new actions of Bioceres S.A. according to his holding as of February 9, 2018, the date of the financing event.

As of June 30, 2019, all remaining preferred shares were in property of Group Bioceres and were contributed to BCS Holding in consideration of the business combination with Union.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

11.       CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Investment activities
Settlement of liability with loan to joint venture (1)	6,964,101	—	—	—
Investment in kind in other related parties (Note 16)	463,511	—	—	—
Non-monetary contributions in joint ventures (Note 12)	94,355	679,510	1,150,259	—
	7,521,967	679,510	1,150,259	—

Financing activities
Purchase option paid by a parent loan	(1,265,000)	—	—	—
Parent company investment	(14,558,347)	2,009,385	1,357,788	50,470,291
Issuanse of shares	—	—	—	15,850,000
Transfer of preferred stocks	—	9,759,545	—	—
Capitalization of financial debt	13,720,000	—	—	—
Reverse recapitalization	(3,688,963)	—	—	—
Net asstes incorporated of Semya (2)	7,369,168	—	—	—
Acquisition of control of Semya	(3,684,585)	—	—	—
	(2,107,727)	11,768,930	1,357,788	66,320,291

(1)         Offset of trade receivables and other payables with Synertech.

(2)         As a result of the Share purchase agreement between Bioceres Crop Solutions and Bioceres S.A. (see Note 4.5), the Group incorpored the following assets and liabilities:

Balance sheet as of May 31, 2019	Total
Current assets	67,924
Non-current assets
Tax credits	253,655
Intangibles	2,147,199
Goodwill	5,836,268
Total assets	8,305,047

Current liabilities
Trade payables	273,442
Borrowings	114,568
Non-current liabilities
Deferred tax	547,868
Total liabilities	935,878

Total equity	7,369,169

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
	Borrowings	Financed payment - Acquisition of business	Total
As of June 30, 2018	91,017,133	22,874,609	113,891,742
Proceeds from borrowings	88,693,632	—	88,693,632
Decrease bank overdraft and other short-term borrowings	(4,968,813)	—	(4,968,813)
Payments	(83,777,814)	(7,140,000)	(90,917,814)
Capitalization of financial debt	—	(13,720,000)	(13,720,000)
Interest payment	(20,167,101)	—	(20,167,101)
Exchange differences and currency translation differences	32,759,693	812,002	33,571,695
As of June 30, 2019	103,556,730	2,826,611	106,383,341

12. JOINT VENTURES

In September 2018, the participation of Rizobacter S.A. in Indrasa Biotecnología S.A. decreased from 52.50% to 35%, therefore the Group lost the control over this subsidiary.

In June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. for the 50% of the ownership in Semya. See Note 4.5.

Investments in joint ventures and affiliates:

	06/30/2019	06/30/2018	06/30/2017
Assets
Semya S.A. (1)	—	2,972,239	5,263,819
Synertech Industrias S.A.	25,297,376	16,099,816	26,844,410
Indrasa Biotecnología S.A.	23,652	—	—
	25,321,028	19,072,055	32,108,229

	06/30/2019	06/30/2018	06/30/2017
Liabilities
Trigall Genetics S.A.	1,970,903	2,012,298	1,527,286
	1,970,903	2,012,298	1,527,286

(1) As a result of the share purchase agreement with Bioceres S.A., Semya is a consolidated subsidiary as of June 30, 2019. (See Note 4.5).

Changes in join ventures investmens and affiliates:

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
As of the beginning of the year	17,059,757	30,580,943	31,306,503	(1,188,483)
Adjustment of opening net book amount for the application of IAS 29	8,328,794	—	—	—
Monetary contributions	129,340	—	—	—
Non-monetary contributions	94,355	679,510	1,150,259	—
Parent company investment	294,041	121,479	82,872	162,012
Loss of control of Indrasa Biotecnología S.A.	10,591	—	—
Adquisicion of control of Semya S.A.	(3,684,585)	—	—
Revaluation of property, plant and equipment	94,009	1,679,818	189,025	—
Business combinations - Synertch	—	—	—	29,000,000
Business combinations - Semya	—	—	—	4,317,619
Foreign currency translation	11,337	(13,865,192)	(1,498,641)	(277,603)
Share of profit or loss	1,012,486	(2,136,801)	(649,075)	(707,042)
As of the end of the year	23,350,125	17,059,757	30,580,943	31,306,503

Share of profit or loss of joint ventures and affiliates:

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Trigall Genetics S.A.	(2,647)	(606,491)	(38,081)	(545,606)
Semya S.A. (1)	(22,895)	(55,872)	(14,140)	(6,120)
Synertech Industrias S.A.	1,034,818	(1,474,438)	(596,854)	(155,316)
Indrasa Biotecnología S.A.	3,210	—	—	—
	1,012,486	(2,136,801)	(649,075)	(707,042)

Summarized financial information in relation to the joint ventures are presented below:

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	Trigall Genetics (i)			Semya (ii)
Summarised balance sheet	06/30/2019	06/30/2018	06/30/2017	06/30/2019 (a)	06/30/2018	06/30/2017
Current assets
Cash and cash equivalents	13,114	44,937	9,758	489	183	76
Other current assets	323,264	66,077	62,137	77,074	14	—
Total current assets	336,379	111,014	71,895	77,563	197	76
Non-current assets
Intangible assests	10,214,575	8,681,400	6,819,534	583,936	217,809	—
Other non- current assets	—	—	—	362,181	448,942	992,143
Total non-current assets	10,214,575	8,681,400	6,819,534	946,117	666,751	992,143
Current liabilities
Financial liabilities	9,476,272	7,878,036	6,378,988	127,074	448,309	220,989
Other current liabilities	1,016,083	1,030,016	607,565	898,623	275,341	440,435
Total current liabilities	10,492,355	8,908,051	6,986,553	1,025,697	723,650	661,424
Non-current liabilities
Other non- current liabilities	460,268	295,575	121,656	42,323	—	—
Total non-current liabilities	460,268	295,575	121,656	42,323	—	—
Net assets	(401,669)	(411,212)	(216,780)	(44,340)	(56,701)	330,795

	Synertech (iii)			Indrasa S.A. (iv)
Summarised balance sheet	06/30/2019	06/30/2018	06/30/2017	06/30/2019	06/30/2018	06/30/2017
Current assets
Cash and cash equivalents	40,634	39,133	85,654	16,296	28,180	33,986
Other current assets	5,709,650	7,182,862	5,878,527	93,654	45,837	83,400
Total current assets	5,750,284	7,221,995	5,964,181	109,950	74,017	117,386
Non-current assets
Property,plan and equipment	15,046,903	8,344,900	15,480,289	18,387	15,243	28,956
Other non- current assets	—	1,328,521	1,449,117	—	—	3,069
Total non-current assets	15,046,903	9,673,421	16,929,406	18,387	15,243	32,025
Current liabilities
Financial liabilities	921,703	705,856	1,428,481	—	—	172
Other current liabilities	4,595,906	6,750,220	5,158,724	60,760	42,166	80,435
Total current liabilities	5,517,609	7,456,076	6,587,205	60,760	42,166	80,607
Non-current liabilities
Financial liabilities	—	1,080,247	2,898,798	—	—	—
Other non- current liabilities	3,974,975	4,801,887	5,378,862	—	—	—
Total non-current liabilities	3,974,975	5,882,134	8,277,660	—	—	—
Net assets	11,304,603	3,557,206	8,028,722	67,577	47,094	68,805

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	Trigall Genetics (i)			Semya (ii)
Summarised statements of comprenhensive income	06/30/2019	06/30/2018	06/30/2017	06/30/2019 (a)	06/30/2018	06/30/2017
Revenue	367,646	104,037	21,041	—	—
Interest income	54,003	14,053	—	29,275	—	41,865
Interest expenses	(16,145)	(12,213)	(31,444)	(5,661)	(209,966)	(75,682)
Profit (loss) of the year	(33,195)	(194,432)	(12,986)	(218,627)	(354,151)	(58,356)
Other comprenhensive income	—	—	—	—	(37,036)	163
Total comprenhensive income (loss)	(33,195)	(194,432)	(12,986)	(218,627)	(391,187)	(58,193)

	Synertech (iii)			Indrasa S.A. (iv)
Summarised statements of comprenhensive income	06/30/2019	06/30/2018	06/30/2017	06/30/2019	06/30/2018	06/30/2017
Revenue	18,305,953	6,611,384	1,315,857	452,555	232,290	355,499
Interest income	2,434,610	1,758,129	726,519	1,813	756	315
Interest expenses	(6,193,963)	(5,831,182)	(2,331,246)	(3,001)	(2,516)	—
Depreciation and amortization	(1,074,552)	(653,766)	(1,714,354)	(3,653)	—	—
Profit (loss) of the year	2,278,859	(1,991,754)	(1,822,573)	6,548	7,483	53,468
Other comprenhensive income	334,403	—	—	—	—	—
Total comprenhensive income (loss)	2,613,262	(1,991,754)	(1,822,573)	6,548	7,483	53,468

(a) As of June 30, 2019, Semya is a subsidiary of the Group and is included in the Group’s consolidated financial statements. See Note 4.5.

(i) Trigall Genetics S.A.

This joint venture was formed in December 2013 with Florimond Desprez (a company from France with an internationally recognized track record in wheat breeding) through Bioceres Inc. Equity interest is equally shared between both participants.

Trigall is a separately structured vehicle incorporated and operating in Uruguay. The primary activity of Trigall is being engaged in the development and deregulation of conventional and GM wheat varieties in Latin America, which is in line with the Group’s core business.

This joint arrangement provides for each of the joint venture partners to exclusively license its trait and germplasm technologies to Trigall for use in wheat. The Group granted an exclusive, sub licensable license to Trigall for certain of Group`s technologies, including HB4, for use in wheat.

Both the Group and Florimond Desprez have agreed to make loans to Trigall in accordance with each party`s ownership interest in the joint venture to provide it funds needed for its operation and growth.

The first products in Trigall`s pipeline are conventional wheat varieties that will be sold through Bioceres Semillas, as well as through other Trigall licensees. The first Group`s GM product is HB4, which is now in the advanced development and deregulation phase. Trigall is currently seeking to add other market channel partners in the region.

The contractual arrangement provides the Group with only the rights to the net assets of the joint arrangement. The rights to the assets and obligation for liabilities of the joint arrangement rest primarily

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

with Trigall. Under IFRS 11 this joint arrangement is classified as a joint venture and has been included in the Consolidated financial statements using the equity method. The shares of Trigall are not quoted.

There are no significant restrictions on the ability of the joint venture to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group, except for the obligation to establish a legal reserve for 5% of the profit for the year until reaching 20% of the capital

(ii) Semya

This joint venture was launched in 2012 and formed as a separate vehicle in August 2014 with Rizobacter and Bioceres S.A. Equity interest is equally shared between both participants.

The primary activity of Semya is being engaged in the development and deregulation of second generation agricultural biological products, in particular, seed treatments tailored for particular soil environments, which is in line with the Group’s core business.

The joint venture agreement provides for each party to render the services required to advance a mutually agreed work plan and which each party agrees to fund in proportion to its equity interest.

Under the services agreements, both Bioceres S.A. and Rizobacter agree to provide to Semya the licenses required for product development and commercialization, while results obtained in the provision of the services are owned by Semya. Its creates customized seed treatments based on soil conditions on a given agricultural environment and on specific trait-germplasm combinations.

As mentioned in Note 4.5, in June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. to acquire the remaining 50% interest in Semya.

(iii) Synertech

Synertech has been included in the Group Bioceres after the acquisition of the majority interest in Rizobacter. This joint venture has arisen from the association between Synertech and De Sangosse, which jointly opened a new fertilizer manufacturing plant in Pergamino, Argentina, on June 28, 2017. Both parties’ equity interest is 50%.

Construction and start-up of the new plant required an investment of more than USD 30 million, and was conceived for research, production and commercialization of the Microstar PZ® microgranulated fertilizer, its byproducts and other possible developments in the agricultural fertilization area to supply both the domestic and export markets, such as Brazil, Paraguay, Bolivia, Uruguay, Chile, Central America and North America, among others, accompanying the exponential growth of Rizobacter in the world markets with a strong international insertion.

The contractual agreement sets forth that the Group only has rights over the net assets under the joint arrangement. The rights over the assets and obligations for the liabilities assumed under the joint arrangement primarily remain with Synertech. Under IFRS 11, this joint arrangement is classified as a joint venture and has been equity-accounted in the Consolidated financial statements. Synertech shares are not listed for trading in a public offering.

There are no significant restrictions on the joint venture’s ability to transfer funds to the Group as cash dividends, or to repay loans or advances made by the Group, except for the obligation to set up a legal reserve for 5% of the profit for the fiscal year until 20% of capital is reached.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

(iv) Indrasa S.A.

This comapany was formed to develope customized solutions, high technology and R&D projects for the creation of innovative products, applying techniques of microbiology, biotechnology, nanotechnology and agronomy.

As mentioned before, Rizobacter used to have the 52.913% of the participation. At the end of the period ended September 30, 2018, the participation decreased to 35%, therefore the Group lost the control over this subsidiary.

(v) Verdeca LLC

This joint venture was formed in February 2012 with Arcadia (an USA based company that develops agricultural biotechnologies) through Bioceres Inc. Equity interest is equally shared between both participants.

Verdeca LLC is a separately structured vehicle incorporated and operating in USA. The primary activity of Verdeca is the development and deregulation of soybean traits with second generation technology, which is in line with the Group’s core business.

This joint arrangement provides for each of the joint venture partners to license its trait technologies to Verdeca for use in soybeans. The Group will grant an exclusive, worldwide, sub licensable license to Verdeca for its technologies, including HB4, for use in soybeans. Both partners also will grant Verdeca a right of first offer to obtain a license to the intellectual property rights that are owned, licensed to, or acquired by the Group or Arcadia, as applicable, in the future and that are reasonably necessary or useful with respect to soybean traits.

The first product in Verdeca pipeline is the Group`s HB4 trait, a drought and salinity tolerance trait that is in the advanced development phase. Verdeca`s pipeline also includes Arcadia`s nutrient use efficiency and water use efficiency technologies, which are combined in a two-trait stack that will be further stacked with HB4. Verdeca has successfully negotiated favorable market access in South America and is growing its partnerships in USA, India and China.

The contractual arrangement provides the Group with only the rights to the net assets of the joint arrangement. The rights to the assets and obligation for liabilities of the joint arrangement rest primarily with Verdeca. Under IFRS 11 this joint arrangement is classified as a joint venture and has been included in the Consolidated financial statements using the equity method. The shares of Verdeca are not quoted.

There are no significant restrictions on the ability of the joint venture to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group.

As of June 30, 2019, and until the date of issue of these Consolidated financial statements, the license had not been formalized, so the partners (Bioceres LLC and Arcadia) will grant Verdeca an exclusive license for use and commercialization of their HB4 Soybean and other technologies. Therefore, at those dates, Verdeca has not recorded any assets, liabilities or results because it does not have control over those technologies.

13.       SEGMENT INFORMATION

The Group is organized into three main operating segments:

•    Seed and integrated products

The seed and integrated products segment focuses mainly on the development and commercialization of seed technologies and products that increase yield per hectare, with a focus on the provision of seed

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

technologies and integrated crop protection and crop nutrition products designed to control weeds, insects or diseases, to increase their quality characteristics, to improve nutritional value and other benefits. The segment focuses on the commercialization of integrated products that combine three complementary components biotechnological events, germplasm and seed treatments—in order to increase crop productivity and create value for customers. While each component can increase yield independently, through an integrated technology strategy the segment offers biotechnological events, germplasm and treatments for seeds that complement and integrate with each other to generate higher yields in crops.

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated packs, royalties and licenses charged to third parties, among others.

•    Crop protection

The crop protection segment mainly includes the development, production and marketing of adjuvants, insecticides and fungicides. The adjuvants are used in mixtures to facilitate greater efficiency of the products to be applied (such as fertilizers and agrochemicals). Insecticides and fungicides can significantly reduce disease or insect problems during the germination period.

The segment currently generates revenue from ordinary activities through the sale of adjuvants, insecticides, fungicides and baits, among others.

•    Crop nutrition

The crop nutrition segment focuses mainly on the development, production and commercialization of inoculants that allow the biological fixation of nitrogen in the crops, and of fertilizers including biofertilizers and microgranulated fertilizers that optimize the productivity and yield of the crops.

Currently the segment generates income from ordinary activities through the sale of inoculants, bio-inductors, biological fertilizers and microgranulated fertilizers, among others.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated on the basis of market prices.

The following tables present information with respect to the Group´s reporting segments:

Year ended June 30, 2019	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues
Sale of goods and services	24,185,292	89,919,460	45,093,764	159,198,516
Royalties	1,110,463	—	—	1,110,463
Others
Goverment Grants	16,372	—	—	16,372
Initial recognition and changes in the fair value of biological assets.	—	279,945	—	279,945
Total	25,312,127	90,199,405	45,093,764	160,605,296

Cost of sales	(9,783,737)	(53,979,391)	(23,201,753)	(86,964,881)
Gross margin per segment	15,528,390	36,220,014	21,892,011	73,640,415
%	61%	40%	49%	46%

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Year ended June 30, 2018	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues
Sale of goods and services	26,308,432	77,655,672	29,084,325	133,048,429
Royalties	442,689	—	—	442,689
Others
Goverment Grants	51,586	—	—	51,586
Total	26,802,707	77,655,672	29,084,325	133,542,704

Cost of sales	(13,413,758)	(49,453,167)	(14,227,626)	(77,094,551)
Gross margin per segment	13,388,949	28,202,505	14,856,699	56,448,153
%	50%	36%	51%	42%

Year ended December 31, 2016	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues
Sale of goods and services	13,956,901	21,493,419	5,227,394	40,677,714
Royalties	349,760	—	—	349,760
Others
Goverment Grants	141,775	—	—	141,775
Total	14,448,436	21,493,419	5,227,394	41,169,249

Cost of sales	(8,953,929)	(16,825,572)	(4,819,455)	(30,598,956)
Gross margin per segment	5,494,507	4,667,847	407,939	10,570,293
%	38%	22%	8%	26%

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Income by similar group of products or services

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Seed and integrated products	25,295,755	26,751,121	9,021,171	14,306,661
Seeds, royalties & licenses	3,846,991	3,771,579	2,394,927	4,287,978
Packs	21,448,764	22,979,542	6,626,244	10,018,683

Crop protection	89,919,460	77,655,672	31,191,970	21,493,419
Adjuvants	41,854,730	39,931,915	15,008,963	12,526,504
Insecticides & fungicides	12,655,985	14,087,260	9,914,886	2,059,936
Other	35,408,745	23,636,497	6,268,121	6,906,979

Crop nutrition	45,093,764	29,084,325	6,640,228	5,227,394
Inoculants	18,644,673	14,352,761	4,245,712	2,098,826
Fertilizers	26,449,091	14,731,564	2,394,516	3,128,568

Total revenue	160,308,979	133,491,118	46,853,369	41,027,474

Geographical information

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Argentina	124,011,642	106,077,922	41,292,402	37,815,878
Austria	899,045	470,849	8,400	319,237
Bolivia	2,494,216	2,090,758	—	300,084
Brazil	17,338,608	9,450,496	275,545	862,155
China	—	—	193,911	—
Libano	(115,927)	376,862	262,428	—
United States of America	2,562,376	1,395,438	380,310	16,737
Italia	132,206	10,879	—	80,512
Paraguay	2,506,348	5,584,861	1,052,088	590,176
United Kingdom	137,044	387,859	129,297	220,640
South Africa	3,019,474	3,711,852	1,931,908	8,369
France	711,522	270,878	—	—
Canada	—	3,553	—	—
Ukraine	611,993	344,401	822,976	145,433
Uruguay	4,684,854	3,197,974	447,248	667,237
Rest of the world	1,315,578	116,536	56,856	1,016
Total revenue	160,308,979	133,491,118	46,853,369	41,027,474

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Non-current assets
Argentina	106,056,232	77,860,852	111,743,378	113,739,634
United States	6,136,461	2,411,673	631,063	495,187
Paraguay	722,914	605,491	589,418	538,831
Brazil	305,477	340,144	347,649	188,627
Bolivia	27,487	39,857	22,876	25,325
South Africa	7,080	14,423	22,706	25,442
India	38	78	—	—
Total	113,255,689	81,272,518	113,357,090	115,013,046

14.   FINANCIAL INSTRUMENTS — RISK MANAGEMENT

a.                   Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arise, are as follows:

•       Cash and cash equivalents

•       Financial assets at fair value through profit or loss

•       Trade receivables

•       Other receivables

•       Trade and other payables

•       Bank overdrafts

•       Other loans

•       Financed payment for the acquisition of business

•       Puttable instruments

•       Warrants

The Group is exposed to financial risks: market risk (including currency risk, interest rate risk and fair value risk), credit risk, liquidity risk and capital risk managment that arise from its activities and from its use of financial instruments.

This Note provides information on the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes regarding the measurement and management of each risk.

The Group does not use derivative financial instruments to hedge any of the above risks.

b.                   Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2019, 2018 and 2017.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Financial assets by category

	Amortized cost			Mandatorily measured at fair value through profit or loss
Financial asset	06/30/2019	06/30/2018	06/30/2017	06/30/2019	06/30/2018	06/30/2017
Cash and cash equivalents	3,450,873	2,215,103	1,679,478	—	—	—
Other financial assets	4,703,688	4,781,679	5,027,516	356,233	12,526	4,275
Trade receivables	59,236,377	52,888,427	41,675,918	—	—	—
Other receivables (*)	1,566,732	7,742,120	5,426,257	—	—	—
Total	68,957,670	67,627,329	53,809,169	356,233	12,526	4,275

(*) Advances expenses and tax balances are not included.

Financial liabilities by category

	Amortized cost			Mandatorily measured at fair value through profit or loss
Financial liability	06/30/2019	06/30/2018	06/30/2017	06/30/2019	06/30/2018	06/30/2017
Trade Payables and other payables	40,578,494	27,708,830	22,794,716	—	—	—
Borrowings	103,556,730	91,017,133	74,990,135	—	—	—
Employee benefits and social security	5,357,218	4,411,713	5,047,045	—	—	—
Financed payment - Acquisition of business	2,826,611	22,874,609	27,400,173	—	—	—
Warrrants	—	—	—	2,861,511	—	—
Puttable instruments	—	—	—	—	—	2,500,000
Total	152,319,053	146,012,285	130,232,069	2,861,511	—	2,500,000

c.                    Financial instruments measured at fair value

Fair value by hierarchy

According to the requirements of IFRS 7, the Group classifies each class of financial instrument valued at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value.

Level 1 comprises financial assets and liabilities with fair values determined by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 comprises inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Measurement at fair value at 06/30/2019	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	356,233	—	—

Financial liabilities valued at fair value
Private warrants	—	—	2,861,511

Measurement at fair value at 06/30/2018	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	12,526	—	—

Measurement at fair value at 06/30/2017	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	4,275	—	—

Financial liabilities valued at fair value
Puttable Instruments	—	2,500,000	—

Changes in financial liabilities valued at fair value level 3 are set below:

06/30/2019
As of the beginning of the year	—
Warrants issued in business combination	3,432,723
Changes in finance results	(571,212)
As of the end of the year	2,861,511

Estimation of fair value

The fair value of marketable securities is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The model and inputs used to value the Private warrants at its fair value is mentioned in Note 2.9. The sensitivity analysis was based on a 5% change in the volatility of instrument. This changes in isolation would have increased or decreased the amount of the financial liability by $1.5 million and $1.2 million if the volatility was 37% or 27%, respectively. The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

d.                           Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and instruments with a put option.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 6.10).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

e.                            General objectives, policies and processes

The Board of Directors has overall responsibility for establishing and monitoring the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the function to design and operate processes that ensure the effective implementation of the objectives and policies to the Group’s finance function that periodically reports to the Board of Directors on the evolution of the risk management activities and results. The overall objective of the Board of Directors is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility.

The Group’s risk management policy is established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly in order to reflect changes in market conditions and the Group’s activities. The Group, through training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

The Group seeks to use suitable means of financing to minimize the Group’s capital costs and to manage and control the Group’s financial risks effectively. There have been no substantive changes in the Group’s exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this Note.

The Group adopted a code of ethics applicable to its principal executive, financial and accounting officers and all persons performing similar functions.

The principal risks and uncertainties facing the business, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

a)                          Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, which derives mainly from trade and other receivables, as well as from cash and deposits in financial institutions.

The credit risk to which the Group is exposed is mainly defined in the Group’s accounts receivable followed by cash and cash equivalents, with the logical importance of being able to satisfy the Group’s needs in the short term.

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, and derives mainly from trade receivables and other receivables generated by

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

services and product sales, as well as from cash and deposits in financial institutions. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

The Group sells seeds and integrated products, crop protection products, crop nutrition products, and other products and services to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, research and educational institutions and farmers who purchase the Group’s seed products, integrated products, crop protection products and crop nutrition products. Type and class of customers may differ depending on the Group’s business segments.

The Group’s finance function determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined annually. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis or by furnishing collateral satisfactory to the Group. The Group may still seek collateral and guarantees as it may consider appropriate regardless the credit profile of any customer.

In monitoring customer credit risk, the customers are grouped according to a characterization of their credit, based on geographical location, industry, aging of receivables, maturity, and existence of past financial difficulties. Customers defined as “high risk” are classified into the restricted customer list and are supervised by management. In a case of a doubtful debt, the Group records a provision for the amount of the debt less the value of the collateral provided and acts to realize the collateral.

To cover trade receivables related to Rizobacter, its subsidiaries and Bioceres Semillas, the Group has taken out credit insurance from Grupo Insur SRL, which periodically analyzes its customer portfolio and currently covers 50% of the portfolio.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in Management’s estimate, the loss embedded in debts, the collection of which is doubtful. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance

On that basis, the loss allowance as at 30, June 2019 was determined as follows:

June, 30 2019	Current	More than 15 days past due	More than 60 days past due	More than 120 days past due	More than 180 days past due	More than 365 days past due	Total
Expected Loss rate	0.27%	0.32%	0.32%	0.32%	0.32%	100.00%
Gross carrying amount-trade receivables	19,253,504	8,221,475	1,762,134	974,658	771,480	3,345,664	34,328,915
Loss allowance	52,913	26,104	5,595	3,095	2,449	3,345,664	3,435,820

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Cash and deposits in banks

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

b)             Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The Group’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high quality lenders.

The liquidity risk of each of the Group entities is managed centrally by the Group’s finance function.

The cash flow forecast is determined at both an entity level and Consolidated level. The forecasts are reviewed by the Board of Directors in advance, enabling the Group’s cash requirements to be anticipated. The Group examines the forecasts of its liquidity requirements in order to ascertain that there is sufficient cash for the operating needs, including the amounts required in order to settle financial liabilities.

The following table sets out the contractual maturities of financial liabilities:

As of June 30, 2019	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade Payables and other payables	12,854,579	28,987,009	476,482	—	—
Borrowings	29,051,271	40,097,864	38,524,384	—	—
Financed payment - Acquisition of business	—	2,937,500	—	—	—
Total	41,905,850	72,022,373	39,000,866	—	—

As of June 30, 2018	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade Payables and other payables	27,352,381	356,449	—	—	—
Borrowings	26,927,533	39,047,778	27,190,055	—	—
Financed payment - Acquisition of business	2,937,500	17,922,500	2,937,500	—	—
Total	57,217,414	57,326,727	30,127,555	—	—

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

As of June 30, 2017	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade Payables and other payables	16,411,513	6,385,733	151	—	—
Borrowings	14,581,309	22,418,530	45,088,841	—	—
Financed payment - Acquisition of business	—	6,219,980	21,180,193	—	—
Total	30,992,822	35,024,243	66,269,185	—	—

As of June 30, 2019, June 30, 2018 and June 30, 2017 the Group had no exposure to derivative liabilities.

c)              Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency. A significant part of our business activities is conducted in Argentine pesos. However, some of our subsidiaries using the Argentine peso as their functional currency also have significant transactions denominated in U.S. dollars, mainly with respect to sales and financing activities.

Our policy is, where possible, to allow the Group entities to settle liabilities denominated in U.S. dollars with the cash generated from their own operations in U.S. dollars. We have liabilities denominated in U.S. dollars in entities utilizing the Argentine peso as functional currency, which expose us to foreign currency exchange risks. Such risks are partially mitigated by our revenues, which are also partly denominated in U.S. dollars (mainly exports) or Argentine pesos but adjusted to reflect changes in U.S. Dollars.

We do not use foreign exchange derivatives to hedge our foreign exchange rate exposure. We periodically evaluate the use of derivatives and other financial instruments to hedge our foreign exchange rate exposure, but do not have any exchange rate related financial instruments in place.

The table below sets forth our net exposure to currency risk as of June 30, 2019, 2018 and 2017:

Net foreign currency position	06/30/2019	06/30/2018	06/30/2017
Amount expressed in USD	(40,513,954)	(28,861,129)	(17,917,954)

Considering only this net currency exposure at June 30, 2019, if an Argentine peso/US dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses.

We estimate that a devaluation of the Argentine peso against the U.S. dollar of 20% during the year ended June 30, 2019 would have resulted in a net pre-tax loss of approximately USD 8.3 million. We estimate that an appreciation of the Argentine peso against the U.S. dollar of 20% during the same period would have resulted in a net pre-tax gain of approximately USD 8.3 million.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Interest rate risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash.

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered into derivative contracts to hedge this exposure.

The Group’s debt composition, consisting of the loans and the payment financed for the acquisition of Rizobacter, is set out below.

	06/30/2019	06/30/2018	06/30/2017
	Carrying amount	Carrying amount	Carrying amount
Fixed-rate instruments
Current financial liabilities	(69,126,607)	(82,888,890)	(33,480,167)
Non-current financial liabilities	(37,006,581)	(27,168,905)	(61,456,073)

Variable-rate instruments
Current financial liabilities	(177,213)	(2,643,628)	(6,777,784)
Non-current financial liabilities	(72,940)	(1,190,319)	(676,284)

Holding all other variables constant, including levels of our external indebtedness, at June 30, 2019 a one percentage point increase in floating interest rates would increase interest payable by less than US$ 0.1 million.

The Company does not use derivative financial instruments to hedge its interest rate risk exposure.

d)             Market risk

The private warrants classified as financial liability and valued at its fair value expose the Group to market risk derived from fluctuations in the price of shares (Note 6.16.).

As of June 30, 2019, their fair value using a share price of $5,30 and risk-free rate of 1.7631%, decreased to $2.8 million and the Group recognized a gain of $0.6 million.

The sensitivity analysis was based on a 5% change in the volatility of instrument. This changes in isolation would have increased or decreased the amount of the financial liability by $1.5 million and $1.2 million if the volatility was 37% or 27%, respectively.

e)              Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group may adjust the amount of any dividends it could pay to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.  The current actions that the Group is carrying on for the capital management are detailed in the Note 1.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

As of June 30, 2019, the subsidiary Rizobacter did not comply with the liabilities to assets ratio covenant related with the syndicated loan. However, Rizobacter received a waiver for the year ended June 30, 2019 from the majority of the banks (See Note 6.10). Covenant compliance is required to be measured annually.

15.       LEASES

a.              Finance lease - lessee

Detail of leased equipment:

Such contracts were classified as finance leases as the rental period amounts to the estimated useful economic life of the assets concerned and the Group has the right to purchase the assets outright at the end of the minimum lease term by paying a low nominal amount. The leases are payable in ARS.

Giver	Object of the contract	Number of leasing contracts	Present Value of Minimum Payments
HP Financial Services	Equipment and computer software	7	605,024
Banco Macro	Vehicles	10	86,460
Banco Supervielle	Machinery and equipment	4	116,126
Banco Galicia	Machinery and equipment	1	41,208
Total			848,818

Present value - Minimum payments of financial leases

	06/30/2019	06/30/2018	06/30/2017
Less than 1 year	444,999	418,933	701,025
1 year- 5 years	490,088	578,578	961,476
Total	935,087	997,511	1,662,501
Financial charges to be accrued	(86,270)	(263,219)	(516,819)
Debt for financial leases	848,817	734,292	1,145,682

There are no contingent rents related to finance leases and no subleases. There are no material restrictions imposed by lease arrangements.

b.              Operating lease - lessee

The Group maintains leased land under operating leases.

The total lease payments recognized as expenses during the years ended June 30, 2019 and 2018 and the six-month transition period ended June 30, 2017:

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

Present value - Minimum payments of financial leases	06/30/2019	06/30/2018	06/30/2017
Less than 1 year	385,947	280,038	466,689
1 year- 5 years	462,870	454,254	678,993
Total	848,817	734,292	1,145,682

There are no subleases. There are no material restrictions imposed by lease arrangements.

16.       SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2019, June 30, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the year ended
Party	Transaction type	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Joint ventures	Sales and services	4,913,254	746,867	—	—
Joint ventures	Purchases of goods and services	(17,542,637)	(9,809,134)	(922,286)	—
Joint ventures	Equity contributions	(241,840)	800,989	1,233,131	162,012
Joint ventures	Business combination	—	—	—	33,317,619
Joint ventures	Net loans granted / (cancelled)	(6,964,101)	2,621,647	2,428,076	1,781,389
Key management personnel	Salaries, social security benefits and other benefits	(3,940,185)	(4,703,519)	(2,238,908)	(649,410)
Key management personnel	Loans granted	599,984	—	—	—
Key management personnel	Interest gain	20,106	—	—	—
Shareholders and other related parties	Dividends	—	(1,450,613)	(52,249)	—
Shareholders and other related parties	Sales of goods and services	640,095	1,057,325	781,830	1,761,128
Shareholders and other related parties	Purchases of goods and services	(1,433,127)	(986,217)	(875,257)	(1,414,998)
Shareholders and other related parties	Interest gain	90,188	294,577	179,887	73,178
Shareholders and other related parties	In-kind contributions	463,511	—	—	—
Parent company	Interest lost	(1,386,288)	(118,266)	(520,959)	(1,118,679)
Parent company	Sales of goods and services	—	13,505	1,427	2,993
Parent company	Purchases of goods and services	(120,095)	(311,418)	(62,500)	(135,297)
Parent company	Equity contributions	(14,558,347)	—	—	—
Total		(39,459,482)	(11,844,257)	(47,808)	33,779,935

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

		Amounts receivable from related parties
Party	Transaction type	06/30/2019	06/30/2018	06/30/2017
Parent company	Trade debtors	440,268	361,606	—
Parent company	Other receivables	—	103,251	—
Shareholders and other related parties	Trade receivables	467,743	571,216	1,025,903
Shareholders and other related parties	Allowance for impairment	(75,596)	(23,126)	(205,960)
Shareholders and other related parties	Other receivables	10,971	119,677	67,753
Joint ventures	Trade debtors	2,369	209,039	217,963
Joint ventures	Other receivables	250,783	6,299,467	4,298,109
Total		1,096,538	7,641,130	5,403,768

		Amounts payable to related parties
Party	Transaction type	06/30/2019	06/30/2018	06/30/2017
Parent company	Trade creditors	(1,568,036)	—	(218,744)
Parents companies and related parties to Parents	Net loans payables	(17,757,907)	(1,816,084)	(646,538)
Parent company	Consideration payment Semya adquisition	(575,604)	—	—
Key management personnel	Salaries, social security benefits and other benefits	(2,312,253)	(1,556,035)	(1,614,494)
Shareholders and other related parties	Trade and other payables	(1,796,932)	(365,994)	(633,700)
Joint ventures	Trade and other payables	(4,805,149)	(3,493,113)	(1,649,367)
Total		(28,815,881)	(7,231,226)	(4,762,843)

17.       KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, was as follows for the year ended June 30, 2019, 2018, the six-month transition period ended June 30, 2017 and the year ended December 31, 2016.

	06/30/2019	06/30/2018	06/30/2017	12/31/2016
Salaries, social security and other benefits	3,940,185	4,703,519	2,238,908	649,410
Total	3,940,185	4,703,519	2,238,908	649,410

The Company entered into indemnification agreements with each of its directors and executive officers.  These agreements generally provide that the relevant director or officer will be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Company and against amounts paid or incurred by him or her in the settlement thereof.

The agreements are subject to certain exceptions, including that no indemnification will be provided to any director or officer against any liability to the Group or its shareholder (i) by reason of intentional fraudulent conduct, dishonesty, willful misconduct, or gross negligence on the part of the director or officer; or (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer.

The compensation of key executives is determined by the Board of Directors of Bioceres S.A. based on the performance of individuals and market trends.

The Group currently does not pay any compensation to any of its non-employee board members.

18.            SHARE-BASED PAYMENTS

On December 17, 2014, the shareholders of the Bioceres S.A. approved the incentive plan based on stocks and options, by issuing:

• up to 1,264,000 ordinary shares under the “Options incentive Plan” and subject to the exercise of the option, of which, to date, a total of 808,960 have been granted individually to certain executives and reserved for future authorization a total of 455,040 options; and

• Up to 1,264,000 ordinary shares under the “Plan of incentives through shares” of which to date, the granting of up to 902,487 new shares has been approved in favor of certain executives and reserved for future granting a total of 361,513 new shares. Of the total approved, and subject to certain conditions of irrevocability, have been assigned individually 551,148 shares.

Both incentive plans are administered by the Compensation Committee of Bioceres S.A. who has the power to grant the incentive plans in accordance with the terms and conditions and approved by the Shareholders’ Meeting and the Board of Directors and perform any action it deems necessary or advisable with respect to these, including, among others, the power to appoint beneficiaries, determine the number of shares and / or options to be granted, determine the price and time to exercise the options and resolve the controversies that involve the incentive plans.

Incentive payments based on options

On December 16, 2015, purchase options were granted with respect to 31,600 ordinary shares for certain executives of the Bioceres Semillas in accordance with the Capital Market Law of Argentina.

The exercise price of the stock options was $7.91 and they were consolidated when the beneficiaries have served a period of service since the grant date (December 16, 2015) until the expiration date and under the condition of an initial public offering Successful Company.

The beneficiaries should remain in the Company or subsidiary as of the date of exercising the option to exercise it. The stock options could be exercised over a period of 2 years from the date of expiration (that is, until April 1, 2019).

The beneficiaries could have request the Company to finance up to 100% of the exercise price of the option, to which end the Company will determine the term of the loan, interest, amortization, the form of payment of interest and amortization, the causes of acceleration of the loan (among which it will include the removal of the beneficiary in the eligible position) and the guarantees (including, without limitation, the issuance of a promissory note, deferred payment checks and / or the constitution of pledge in the first degree of privilege over the shares subject to the option).

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

The fair value of the stock options at the grant date was estimated using the “Black and Scholes” model considering the terms and conditions under which the options on actions were granted and adjusted to consider the possible dilutive effect of the future fiscal year the stock options granted on the estimated fair value at the grant date, in accordance with the provisions of paragraph B41 of IFRS 2.

The conditions of service and conditions of performance not related to the market were considered to determine the quantity of the instruments which will be consolidated. There are no cancellation alternatives in cash.

The Incentive Option Plan was calculated considering 50-1 split that was authorized by the shareholders of Bioceres S.A. on December 17, 2014. On April 27, 2017, the shareholders approved a modification to the split such that it is now a 100-1 split of the Bioceres S.A. ordinary shares and an increase of 24,000,000 shares of nominal value ARS 1.

For the stock purchase options in effect as of June 30, 2019, 2018 and 2017, the exercise price was USD 15.85.

The following table shows the fair value of the share options and the factors used for its calculation:

Factor	Incentive Option Plan
Weighted average fair value at measurement date (per option)	USD 4.09
Value of the share (per share)	USD 15.85 (Split 1:50)
Expected dividend rate	0%
Expected volatility	47.92%
Risk-free interest rate	1,05%
Weighted average expected life of stock options	2 years
Weighted average exercise price (per share)	USD 15.85 (Split 1:50)
Model used	Black and Scholes (adjusted to consider the possible dilutive effect of the future exercise of options)

The expected life of the share options was estimated based on the contractual life of the option adjusted according to the expectations about early exercise of the options. To estimate the effect of early exercise of the options, Management considered the factors mentioned in paragraphs B16 to B21 of IFRS 2 as a whole and put forward the hypothesis that the options would be exercised, on the average, at a time somewhat earlier than the halfway point between the expiration date (April 1, 2017) and the cutoff date for exercising the option (April 1, 2019).

Expected volatility was estimated based on the historical volatility in similar public companies. The measure of volatility used is the annualized standard deviation of rates of return on the shares over a period similar to the expected life of the shares, calculated using continuous capitalization.

There were no market-related performance conditions or non-vesting conditions that were considered for determining the fair value of options.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the years ended June 30, 2019, June 30, 2018 and the transition period ended June 30, 2017.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

	06/30/2019		06/30/2018		06/30/2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
At the beginning	31,600	15.85	31,600	15.85	31,600	15.85
Granted during the year/period	—	—	—	—	—	—
Annulled during the year/period	(31,600)	(15.85)	—	—	—	—
Exercised during the year/period	—	—	—	—	—	—
Expired during the year/period	—	—	—	—	—	—
Effective at year/period	—	—	31,600	15.85	31,600	15.85

Before the stock option became exercised, the beneficiary left the subsidiary where he used to work, so the Group has annulled the options outstanding and recovered the charges accounted.

Incentive payments based on shares

On September 8, 2017, the Board of Directors of the Bioceres S.A. approved the granting of 225.000 shares subject to the incentive plan through actions to Rizobacter teams.

At the measurement date, the fair value has been determined based on a market price in transactions of the Company’s equity with independent third parties.

There are no conditions of returns referring to the market or conditions other than those of irrevocability of the concession that must be incorporated in the fair value determination of the shares. Expected dividends have not been included in the fair value determination.

The Company estimated that 100% of the shares would be delivered, taking into account historical stays in the employment of executives. This estimate was reviewed at each closing of annual or intermediate period.

The approved incentive based on shares was subject to the fulfillment of individual objectives and / or economic, as detailed below:

“Rizobacter Senior Management”: (i) 225,000 shares in a 3 to 4 year plan conditioned to the fulfillment of between 70% and 100% of the goals and a duty of permanence in the Group for 12 months following the fulfillment of the annual goals of the stretch correspondent; and (ii) 225,000 shares in a three-year plan conditioned between 70% and 100% of the goals and with a duty of permanence in the Group for 4 years following the moment of irrevocability.

Out of this total, the Compensation Committee allocated 360,000 shares individually. Half in three annual installments for the years ended June 30, 2017, 2018 and 2019 and conditioned to the fulfillment of goals. The other half in a three-year stretch, according to the exercises mentioned above and conditioned to the achievement of goals.

This plan of actions allows the incorporation, at the option of the beneficiary and in consent with the Group, of a new annual installment due to force majeure events that hinder compliance of the annual goals. In this case, this new annual tranche will be considered for the calculation base of the three-year plan.

The beneficiaries of this plan have the option of cash settlement.

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

As of June 30, 2019, and 2018, the goals of the third and the second annual tranche have not been met.

19.            CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

BAF Loans obtained with BAF Latam Trade Finance Fund B.V. detailed in Note 6.10 have a pledge agreement with RASA Holding and the limitation of distributing dividends to the extent that such distribution will affect or could substantially affect the ability to comply with the loan obligations.

Pledged and restricted assets at June 30, 2019 are as follows:

Detail	Asset value	Type of restriction
IT equipment	77,760	Leasing
Machinery and equipment	528,798	Leasing
Machinery and equipment	158,080	Leasing
Vehicles	119,728	Leasing
Other financial assets	4,327,275	Collateral (a)
Unicred S.A.	173,658	Custody checks (b)
Macro	573,991	Custody checks (c)
Santander Rio	3,093,478	Custody checks (d)
Finares SA	176,440	Custody checks (e)
Itau	1,594,459	Custody checks (f)
Compass Latam & Odisea	16,037,769	Securty Collateral and Mortgage (g)
Totals	26,861,436

a)                  Rizobacter entered into a USD 45 million syndicated loan and signed a guarantee and pledge. On July 3, 2018 Rizobacter granted a pledge of a fixed-term certificate at Banco Galicia for an amount of USD 4,298,101.

b)                  In the months November, December and January, a loan was made by the Unicred Financial for a total amount of USD 1,038,883 guaranteed with third-party checks whose maturity is subsequent to the maturity of the loan.

c)                   In June, loans were made by the Macro Bank for USD 500,000 guaranteed with third-party checks.

d)                  In December, a loan was made by Santander Rio Bank for an amount of USD 3,500,000 guaranteed with third-party checks.

e)                   In January, a loan was made by Finares SA for a value of USD 285,000 guaranteed with third party checks.

f)                    In February, loans were made by Banco Itaú for USD 2,500,000 guaranteed with third-party checks.

g)                   In April, the Group issued Negotiable Obligations worth USD 16,000,000, guaranteeing compliance with a first-degree mortgage of real estate assets of equal value and a pledge on the shares representing 10% of the holding of Rasa Holding LLC in the capital of Rizobacter Argentina SA

20.            EVENTS OCCURRING AFTER THE REPORTING PERIOD

On August 7, 2019, as a result of the merger with Union that change the Group environment, the Board of Directors of Bioceres S.A., approved the cancellation due to the conditions that were not met of the incentive payment based on shares for Rizobacter Senior Management described in Note 17. At the

BIOCERES CROP SOLUTIONS CROP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2019, 2018 and 2017, for the years ended June 30, 2019 and 2018, the six-month transition period ended 2017 and the year ended December 31, 2016.

(Amounts in USD, except otherwise indicated)

same date, Bioceres S.A. decided to issue 36,000 ordinary shares and to give USD 399,960 to each of the members of the Rizobacter Senior Management team. 50% of the grant has an instant vesting and it will be paid in twelve installments, and the remaining of 50% of the grant will be vest in one year since grant date and it will be paid in twelve installments.

Subsequent to June 30, 2019, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.