Form 20-F
period 2020-06-30
Bioceres Crop Solutions Corp.
filed 2020-10-21
CIK 1769484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: __________

Commission file number: 001-38405

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

1290 Avenue of the Americas

New York, NY 10104

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

36,115,416 ordinary shares were issued and outstanding as of June 30, 2020.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

On February 13, 2019, Bioceres, Inc. formed a new subsidiary, BCS Holding Inc. (“BCS Holding”), and contributed all of its assets (including its crop business assets) to BCS Holding in exchange for 100% of the equity interests in BCS Holding. On February 28, 2019, Bioceres, Inc. converted into Bioceres LLC, and on March 1, 2019, Bioceres S.A., a company organized under the laws of Argentina and our ultimate parent company (the “Parent”) contributed all of its equity interest in Bioceres Semillas S.A.U (“Bioceres Semillas”) (its direct majority owned subsidiary) to Bioceres LLC in exchange for additional equity interests in Bioceres LLC.

In addition, concurrently with the consummation of the business combination on March 14, 2019, the Rizobacter Call Option (as defined below) was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. On October 22, 2018, Parent, RASA Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Bioceres, Inc., now a wholly-owned subsidiary of BCS Holding (“RASA Holding”), and Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp., as sellers (collectively, the “Grantors”) entered into an amended and restated option agreement (as may be amended from time to time, the “Rizobacter Call Option Agreement”), pursuant to which the Parent, RASA Holding or any of their nominated affiliates (including BCS Holding and its subsidiaries) would have the option (the “Rizobacter Call Option”) to purchase from the Grantors all of their 11,916,000 shares of common stock (par value AR$1 each and 5 votes per share) of Rizobacter Argentina S.A., an Argentine corporation and a subsidiary of RASA Holding (“Rizobacter”), representing 29.99% of all outstanding common stock of Rizobacter. Consideration for the Rizobacter Call Option was in cash and in the form of UAC shares (the “In-Kind Consideration”). As a result of the business combination and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the business combination, Union changed its name to Bioceres Crop Solutions Corp.

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

The consolidated statements of comprehensive income data for Bioceres for the year ended June 30, 2020, 2019 and 2018 and the consolidated statements of financial position data as of June 30, 2020, 2019 and 2018 are derived from our audited consolidated financial statements appearing elsewhere in this report.

Our presentation currency is U.S. dollars. We account for our 50% equity interests in our joint ventures as equity method investments in our consolidated financial statements.

We have applied the following standards and amendments for the first time for our annual reporting period commencing July 1, 2019:

•	IFRS 16 - Leases

•	IFRIC 23 - Uncertainty over income tax treatments

•	Amendments to IFRS 9 - Pre-payment features with negative compensation

•	Amendments to IAS 28 - Long-term interests in associates and joint ventures

•	Annual improvements to IFRS standards 2015-2017 cycle

•	Amendments to IAS 19 - Plan amendment, curtailment, or settlement

•	Amendments to IAS 1 and IAS 8 - Definition of material

•	Amendments to IFRS 3 - Definition of business

•	Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture.

In order to evaluate the effect of adoption IFRS 16, please see Note 15 to our consolidated financial statements.

The adoption of the other standards and amendments applied for the first time for our annual reporting period commencing July 1, 2019 did not have a material impact on the amounts recognized in prior periods.

Significant equity method investments (Rule 3-09 of Regulation S-X)

On May 20, 2020, the SEC adopted amendments to financial disclosures regarding acquired and disposed businesses which assist registrants in making more meaningful determinations of whether a subsidiary or an acquired or disposed business is significant and improve the disclosure requirements for financial statements relating to acquisitions and dispositions of businesses, including real estate operations and investment companies. The changes are intended to improve access to financial information about acquired or disposed businesses for investors, facilitate more timely access to capital, and reduce the complexity and costs to prepare the disclosure.

Rule 1-02(w) is used to determine whether a tested entity is deemed significant for the purposes of various SEC rules and form requirements, including the Rule 3-09 of Regulation S-X. The significance tests set forth in Rule 1-02(w) are commonly referred to as the investment test, the asset test, and the income test.

The new rules amend the investment and income tests and are intended to result in more meaningful determinations of whether a subsidiary or an acquired or disposed business is significant. No change was made to the asset test.

Registrants will be required to apply the new rules no later than the beginning of the registrant’s fiscal year beginning after December 31, 2020 (the mandatory compliance date). However, voluntary early compliance is permitted provided that the new rules are applied in their entirety from the date of early compliance. We have decided to apply the new amended rules early, and consequently determined that we were not required to provide separate financial statements for any of our equity method investments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “project,” “contemplate,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar terms or expressions. The statements we make regarding the following matters are forward-looking by their nature:

•	our ability to develop and commercialize biotechnology products and crop productivity technologies;

•	our ability to maintain our joint venture agreements with our current partners;

•	the success of the HB4® technology that we license and that remains subject to receipt of regulatory approval in jurisdictions other than Argentina;

•	our or our collaborators’ ability to develop commercial products that incorporate our licensed seed traits and complete the regulatory approval process for such products;

•	our expectations regarding the commercial value of our key products in yield and abiotic stress and biotic stress;

•	our expectations regarding regulatory approval of products developed or licensed by us, our joint ventures and third-party collaborators;

•	our ability to adapt to continuous technological change in our industry;

•	our expectations that products containing our licensed seed traits will be commercialized and we will earn royalties from the sales of such products;

•	our expectations to accelerate the Microstar ramp up, our leading brand in micro-granulated fertilizers;

•	our expectations regarding the future growth of the global agricultural, agricultural biotechnology, biological-based chemical and agro-industrial biotechnology markets;

•	our ability to develop and exploit a proprietary channel for the sale of our licensed biotechnology products;

•	our compliance with laws and regulations that impact our business and changes to such laws and regulations;

•	our ability to assemble, store, integrate and analyze significant amounts of public and proprietary data;

•	our ability to respond to health epidemics and other outbreaks, such as COVID-19, including responses by governmental bodies or regulators;

•	the impact of COVID-19 on the economy, our customers, employees and vendors as well as on our business, financial condition and results of operations;

•	our ability to maintain our licensing arrangements for the products that we commercialize; and

•	various other factors, including without limitation those described under “Item 3. Key Information – D. Risk Factors.”

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

Consolidated Statement of Comprehensive Income of Bioceres

	Year Ended June 30,			Six-Month Transition Period Ended June 30,	Year Ended December 31,
	2020	2019	2018	2017	2016(1)	2015(2)
				(US$)
Revenue from contracts with customers	172,350,699	160,308,979	133,491,118	46,853,369	41,027,474	5,100,395
Government grants	24,732	16,372	51,586	31,941	141,775	105,696
Initial recognition and changes in the fair value of biological assets	716,741	279,945	—	—	—	—
Total revenue	173,092,172	160,605,296	133,542,704	46,885,310	41,169,249	5,206,091
Cost of Sales	(93,575,588)	(86,964,881)	(77,094,551)	(29,613,158)	(30,598,956)	(3,837,242)
Research and development expenses	(4,195,270)	(3,689,391)	(3,950,100)	(1,990,268)	(853,854)	(302,774)
Selling, general and administrative expenses	(38,345,028)	(39,243,800)	(35,263,688)	(15,689,598)	(8,827,121)	(1,401,037)
Share of profit (loss) of joint ventures and associates	2,477,193	1,012,486	(2,136,801)	(649,075)	(707,042)	(858,158)
Other net (loss) income	(307,499)	365,900	613,389	54,252	24,765	12
Operating income/(loss)	39,145,980	32,085,610	15,710,953	(1,002,537)	207,041	(1,193,108)
Finance cost	(20,880,526)	(24,361,733)	(17,188,653)	(8,492,135)	(6,876,095)	(689,594)
Other financial results	(11,822,116)	(17,096,484)	(23,762,063)	(1,701,128)	(1,373,482)	1,379,417
Profit (loss) before income tax	6,443,338	(9,372,607)	(25,239,763)	(11,195,800)	(8,042,536)	(503,285)
Income tax (expense) benefit	(2,206,710)	(6,986,284)	10,928,517	2,817,251	1,860,647	(690,726)
Profit (loss) for the period/year	4,236,628	(16,358,891)	(14,311,246)	(8,378,549)	(6,181,889)	(1,194,011)
Other comprehensive (loss) profit(3)	(9,682,116)	3,904,365	(31,833,554)	(2,714,241)	(4,579,700)	—
Total comprehensive loss	(5,445,488)	(12,454,526)	(46,144,800)	(11,092,790)	(10,761,589)	(1,194,011)
Profit (loss) per share(4)
Basic profit (loss) per share attributable to ordinary equity holders of the parent	0.093	(0.603)	(0.393)	(0.21)	(0.21)	(0.04)
Diluted profit (loss) per share attributable to ordinary equity holders of the parent	0.092	(0.603)	(0.393)	(0.21)	(0.21)	(0.04)
Weighted average number of ordinary shares used in computing basic net profit (loss) per share	36,120,447	30,478,390	28,098,117	28,098,117	28,098,117	28,098,117
Weighted average number of shares used in computing diluted net profit (loss) per share	36,416,988	30,478,390	28,098,117	28,098,117	28,098,117	28,098,117
Non-IFRS measures
Adjusted EBITDA (unaudited)(5)	46,517,201	41,345,206	22,370,693	4,133,308	8,775,411	(1,116,215)
Adjusted EBITDA Margin (unaudited)(5)	26.9%	25.7%	16.8%	8.8\ %	21.3%	(21.4)%

Notes:—

(1)	Consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2016 include results of operations of Rizobacter from October 19, 2016 to December 31, 2016 (the period beginning on the date whereupon Bioceres acquired control of Rizobacter).

(2)	Consolidated statements of profit or loss and other comprehensive income for the year ended December 31, 2015 do not include the consolidated statements of profit or loss and other comprehensive income of Rizobacter, control of which Bioceres acquired on October 19, 2016.

(3)	Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.

(4)	See Note 9 to our consolidated financial statements for an explanation of the method used to calculate the basic and diluted loss per share.

(5)	To provide investors with additional information regarding Bioceres’ financial results, Bioceres monitors and has presented within this report Adjusted EBITDA and Adjusted EBITDA Margin. Adjusted EBITDA and Adjusted EBITDA Margin are not measurements of financial performance under IFRS and should not be considered an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to profit/(loss) as indicators of operating performance or any other measures of performance derived in accordance with IFRS. Bioceres defines (a) Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses and (b) Adjusted EBITDA Margin as Adjusted EBITDA divided by total revenue. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures.”

The table below provides a reconciliation of our loss for the periods to Adjusted EBITDA:

	Year Ended June 30,			Six-Month Transition Period Ended June 30, 2017	Year Ended December 31,
	2020	2019	2018	2017	2016	2015
		(US$)
Reconciliation of Net Profit (loss) to Adjusted EBITDA:
Profit (loss) for the period/year	4,236,628	(16,358,891)	(14,311,246)	(8,378,549)	(6,181,889)	(1,194,011)
Income tax expense (benefit)	2,206,710	6,986,284	(10,928,517)	(2,817,251)	(1,860,647)	690,726
Financial cost	20,880,526	24,361,733	17,188,653	8,492,135	6,876,095	689,594
Other financial results	11,822,116	17,096,484	23,762,063	1,701,128	1,373,482	(1,379,417)
Depreciation of property, plant and equipment	2,576,954	2,450,256	2,230,881	1,254,657	584,293	71,277
Amortization of intangible assets	2,149,534	2,376,920	2,141,476	1,418,529	424,179	2,331
Inventory purchase price allocation charge	—	—	2,257,378	2,436,949	7,516,071	—
Stock-based compensation charges	3,428,029	(102,827)	30,005	25,710	43,827	3,285
Transaction expenses	(783,296)	4,535,247	—	—	—	—
Adjusted EBITDA (unaudited)	46,517,201	41,345,206	22,370,693	4,133,308	8,775,411	(1,116,215)
Adjusted EBITDA Margin (unaudited)	26.9%	25.7%	16.8%	8.8%	21.3%	(21.4)%

Consolidated Statement of Financial Position of Bioceres

	Bioceres
	As of June 30,
	2020	2019	2018	2017	2016
	(US$)
Cash and cash equivalents	27,159,421	3,450,873	2,215,103	1,679,478	982,897
Total assets	297,561,369	242,467,297	196,638,764	239,871,051	250,522,746
Borrowings	104,948,345	103,556,730	91,017,133	74,990,135	64,687,486
Total liabilities	236,811,887	180,372,431	163,505,108	162,631,985	166,852,003
Share capital	3,613	3,613	2,810	2,810	2,810
Share premium	96,486,865	96,486,865	68,023,449	56,254,519	54,896,731

	Bioceres
	As of June 30,
	2020	2019	2018	2017	2016
	(US$)
Total equity	60,749,482	62,094,866	33,133,656	77,239,066	83,670,743
Total shares outstanding	36,115,416	36,120,516	28,098,117	28,098,117	28,098,117

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

As of the date of this report, many of our products have been commercialized by Rizobacter and Bioceres Semillas. There can be no assurance that our future crop productivity technologies will be viable for commercial use, or that we will be able to generate revenues from those technologies, in a significant manner or at all. If seeds or other products that contain our licensed seed traits or technology are unsuccessful in achieving their desired effect or otherwise fail to be commercialized, we will not receive revenues from our customers or royalty payments from the commercialization of the licensed seed traits and technologies we develop or license, which could materially and adversely affect our business, financial condition, results of operations and growth strategy.

Seeds containing the seed traits or biological treatments that we develop may be unsuccessful or fail to achieve commercialization for any of the following reasons:

•	our licensed seed traits or biological treatments may not be successfully validated in the target crops;

•	our licensed seed traits or biological treatments may not have the desired effect on the relevant crop sought by our end-market;

•	we or our joint ventures or collaborators may be unable to obtain the requisite regulatory approvals for the seeds containing our licensed seed traits or for our biological treatments;

•	our competitors may launch competing or more effective seed traits, biological treatments or germplasms;

•	a market may not exist for seeds containing our licensed seed traits or biological treatments or such products may not be commercially successful;

•	we may be unable to patent and/or obtain breeders’ rights or any other intellectual property rights on our technologies in the necessary jurisdictions;

•	even if we obtain patent and/or breeders’ rights or any other intellectual property rights on our technologies, such rights may be later challenged by competitors or other parties; and

•	even if we obtain patent and/or breeders’ rights or any other intellectual property rights on our technologies, competitors may design competing products that do not infringe these intellectual property rights.

Our business and the commercialization of our products currently in development are subject to various government regulations and we or our collaborators may be unable to obtain, or may face delays in obtaining, necessary regulatory approvals.

Our business is generally subject to two types of regulations: (i) those that apply to our operations and (ii) those that apply to products containing or based on our technology. We are responsible for applying for and maintaining the regulatory approvals necessary for our operations, particularly those covering our field trials, bio-safety evaluations and feed and food tests. Under the terms of our joint venture agreements, we and our joint venture partners are jointly responsible for obtaining and maintaining the regulatory approvals necessary for the commercialization of products that contain our licensed seed traits and other technologies in the various relevant markets. Regulatory and legislative requirements affect the development, production and sale of our products, including the testing, commercializing and planting of seeds containing our biotechnology licensed seed traits. Failure to receive such approvals or non-compliance with the applicable regulatory regime could adversely impact our operations and business strategy. Additionally, we may face difficulties in obtaining regulatory approvals in jurisdictions in which we have not previously operated or in which we have limited experience.

In most of our key target markets, including the United States, regulatory approvals must be received prior to the importation and commercialization of transgenic products. Regulatory regimes in some of our key target markets may be more onerous. For example, in Argentina, the Argentine government’s regulation of agricultural biotechnology is handled primarily by two agencies, the Argentine National Advisory Commission on Agricultural Biotechnology (Comisión Nacional Asesora de Biotecnología Agropecuaria) (“CONABIA”), which regulates activity related to biosafety, and the National Food Safety and Quality Service (Servicio Nacional de Sanidad y Calidad Agroalimentaria), or SENASA, which regulates activity related to food and feed safety. Additionally, the National Market Regulator (Dirección Nacional de Mercados) must conduct an economic evaluation. When products containing our licensed seed traits or other technology reach large-scale field trials, bio-safety evaluations and commercial approval stages, if we, our joint ventures or other collaborators are unable to obtain the requisite regulatory approvals or if there is a delay in obtaining such approvals as a result of negative market perception, heightened regulatory standards or unfamiliarity with the applicable regulatory regime, such products will not be commercialized, which would negatively impact our business and results of operations.

Our EcoSeed business is dependent in large part on the success of a technology that we license and that remains subject to receipt of regulatory approval.

Most of our biotechnology licensed seed products currently under development incorporates HB4 technology (a yield improvement technology). We expect that the sale of biotech seeds that contain HB4 technology, our EcoSeed business, will comprise an increasingly significant portion of our future revenues. As a result, our future growth and financial performance will largely depend on our ability to receive or maintain regulatory approval for and to commercialize our licensed HB4 technology, and if this effort is unsuccessful we may not have the resources to pursue development of our other products and our business could be materially and adversely affected. We also depend on our continued exclusive use of the HB4 technology pursuant to the terms of licensing agreements with Parent, the National Scientific and Technical Research Council of Argentina (Consejo Nacional de Investigaciones Científicas y Técnicas) (“CONICET”) and the National University of the Litoral. The Parent holds an exclusive license for HB4, which terminates on the expiration date of the last of the HB4 patents in 2033, unless terminated before such date in accordance with its terms. If this licensing agreement is declared unenforceable or invalid, we could lose access to one of our principal technologies and could become involved in a costly or time-consuming legal dispute.

The Parent is party to funding agreements pursuant to which certain investors have a right to the majority of the payments we may receive in connection with the commercialization of our technologies in certain crops.

Between 2005 and 2007, the Parent entered into agreements with various investors to obtain funding in the aggregate amount of US$1.0 million for research and early stage development of technology relating to a specific sunflower gene, Hahb 4, that is intended to promote drought tolerance in crops. The funding agreements grant the investors, in the aggregate, the right to receive 52.8% of the rights and royalties payable to us from the successful commercialization of the resulting technology with respect to soybean, wheat and corn. As of the date hereof, the promoter element of the technology developed in connection with our research and development of Hahb 4 is being incorporated into a leading soybean product that Verdeca is developing, which also incorporates our HB4 technology. In addition, the licenses of Parent’s HB4 technology that Parent has granted to other developers and our joint ventures with respect to certain crops include the Hahb 4 promoter element. Accordingly, we may have to pay third parties royalties otherwise due to us in the absence of these agreements and we may not receive the full economic benefit of the commercialization of certain of our technologies. In addition, the investors party to these funding arrangements may claim to be entitled to payments in addition to the royalties, which we believe are within the scope of such agreements. The investors may also dispute the allocation of revenue as it relates to the relative importance of our various technologies incorporated into a given product. We cannot be certain how a court would interpret any ambiguities regarding the scope of these funding agreements or other claims that may be raised by one or more investors pursuant to these funding agreements. Any dispute regarding these agreements could be costly and divert management’s attention from our operations, and if the investors are deemed to have rights to payments in excess of those we believe are applicable, our business, results of operations, cash flows and prospects would be materially and adversely affected. See “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” and “Item 4. Information on the Company—B. Business Overview—Early Stage Technology Development Agreements.”

There are a limited number of prospective collaborators in the markets in which we operate.

Our Research and Development (“R&D”) and commercialization activities are costly, time-intensive and require significant infrastructure and resources. Therefore, our business strategy involves entering into collaboration and joint venture arrangements with global agricultural firms to leverage their resources, know-how and channels of distribution and into collaborations with research institutions and governmental agencies to facilitate our low-cost approach to R&D. The crop productivity market is highly consolidated and dominated by a relatively small number of large companies. Additionally, there are a limited number of researchers and research institutions focused on the technologies that we seek to develop and competition for entry into collaboration arrangements with them can be challenging. Due to the small number of companies in our markets and the small number of potential collaborators, there are limited opportunities for us to pursue additional joint ventures and collaborations with new partners and collaborators. We may cease to be attractive to prospective collaborators if our technology platform or track record is not perceived to be sufficiently developed or successful or if, in the case of prospective joint venture partners, such prospective partners view us as a competitor and choose not to collaborate with us. In addition, if we fail to develop or maintain our relationships with any of our existing collaborators, we could lose our opportunity to work with that collaborator and suffer a reputational risk that could impact our relationships with other collaborators in what is a relatively small industry community. If we are unable to enter into new joint venture agreements or collaborations, we may face higher development costs than anticipated, greater difficulties in achieving commercialization, challenges in expanding our portfolio of technologies and distribution networks and commercial products, or other adverse impacts, which could have a material adverse effect on our business prospects.

The licenses that our Parent grants to certain of the joint ventures in which we participate and to certain third parties are exclusive with respect to certain territories and/or crops, limiting our ability to use the licensed technology and future technologies either independently or with another partner.

The license our Parent has agreed to grant to Verdeca would be exclusive with respect to HB4 soybean technology worldwide and, although we would be permitted to use this technology, we would be prohibited from sub-licensing it to third parties. The license our Parent granted to Trigall Genetics is exclusive with respect to HB4 wheat technology in Argentina, Brazil, Paraguay and Uruguay. Pursuant to the terms of the licenses in each of the above-mentioned joint ventures, we reserve the rights to use such technologies for research and non-commercial purposes. We are prohibited from independently using the technology our Parent licensed to Trigall Genetics and Verdeca with respect to wheat and soybean, respectively, within their exclusive field and territories. As a result, we are, to a certain extent, dependent on the efforts of our joint ventures and licensees that hold or will hold exclusive licenses to commercialize our technologies in those fields and territories. These licenses are valid so long as the respective joint venture operates and can be recuperated by us upon joint venture dissolution. The restrictions imposed by these licenses limit our flexibility to commercialize our technology and expand our business, both of which could adversely affect our business, results of operations and prospects.

Our product development cycle is lengthy and uncertain, and we may never generate revenues or earn royalties on the sale of our products currently in development.

R&D in the crop productivity industry is expensive, complex, prolonged, and uncertain. We may spend many years and dedicate significant financial and other resources developing products that may never generate revenues or come to market. Our process of developing and commercializing technologies involves several phases and can take several years from discovery to commercialization of a product. On average, it takes between five and 13 years to develop a product for our crop productivity products. Some products will never reach the final stages of development.

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

Our success is also dependent to a significant degree upon the technical skills and continued service of certain members of our management team, in particular those of our CEO, Dr. Federico Trucco. Dr. Trucco has occupied several positions at Bioceres since 2005 and has vast experience and knowledge of our business, strategy and technologies. Furthermore, he has developed and maintained strong relationships with our original shareholders. The cessation of Dr. Trucco’s employment for any reason could have a material and negative impact on us. In addition, the number of qualified and highly educated personnel in Argentina, where most of our operations are located, is limited and competition for the services of such persons may be intense. Our inability to secure, retain or find replacements for key management and technical personnel could adversely affect our business and could have a material adverse effect on our business, operating results, financial condition and growth prospects.

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

The effects of COVID-19 and certain measures adopted by the Argentine government to mitigate the effects of the pandemic are negatively affecting us, and we cannot accurately predict its ultimate impact on our results and operations.

In December 2019, a new disease was discovered from the coronavirus strain (SARS-COV-2) in the city of Wuhan in China, which causes a severe acute respiratory syndrome, and which was globally given the name COVID-19. Since then, COVID-19 has spread throughout the world, including Argentina. On March 11, 2020, the World Health Organization declared the existence of a global pandemic.

In response to the effects of the pandemic, several countries have taken extraordinary measures to contain the spread of the virus, including imposing restrictions on travel and closing borders, closing businesses deemed non-essential, instructing residents to practice isolation and/or social distancing, mandatory quarantines, and similar actions. The ongoing pandemic and these extraordinary government measures are affecting global economic activity.

The Argentine government has taken multiple measures in response to the spread of COVID-19 in Argentina, including a mandatory nationwide preventative social isolation that began on March 19, 2020 and has been extended several times. The Argentine government also required the mandatory closure of non-essential businesses. The social isolation was extended until October 25, 2020, but in some jurisdictions the local governments have begun to relax the restrictions and expand the number of authorized activities.

In order to mitigate the economic impact of COVID-19 and of the mandatory closure of non-essential businesses, the Argentine government has adopted social, monetary, and fiscal aid measures, including financial aid for the payment of salaries to workers affected by the mandatory isolation; social security contribution exemptions for sectors critically affected by COVID-19; setting maximum prices for essential products; and payment of a stimulus income to vulnerable families from March to August 2020. Similarly, the Central Bank of the Argentine Republic (the “Argentine Central Bank”) took a series of measures in order to mitigate the impact on the economy, including incentives for the extension of working capital credit lines by financial institutions to small and medium enterprises. These measures have not prevented an economic recession in Argentina, which could be extended or deepened, particularly if current conditions extend over time and if Argentina’s main trading partners are simultaneously facing an economic recession. Additionally, to the extent that the Argentine government had limited resources to support Argentina’s economy since the pandemic has hit Argentina at a time when it was already struggling to emerge from a recession and foreign exchange crisis, all such financial aid extended by the Argentine government has been financed through expansion of the monetary base, which has resulted in additional inflation and devaluation of the Argentine peso.

In addition to the stay-at-home orders and closure of business and premises considerer non-essential, some other measures adopted by the Argentine government could negatively affect the demand for our products, including the prohibition on layoffs without cause and employee suspensions, and the price fixing, among others.

Our operations, which involve agricultural production and commercialization activities, have been exempted from the order. Nonetheless, we cannot predict whether our operations will continue to be exempted.

While it is not possible to predict the future impact of COVID-19 and the effect the measures adopted by the Argentine government on the Argentine economy, COVID-19 has already significantly affected Argentine and global economic conditions and is likely to continue to do so for the remainder of 2020 and beyond. Both COVID-19 and the Argentine government’s response may affect our financial position and results of operations.

We are constantly monitoring the impact of COVID-19 on us. The ultimate impact of COVID-19 on our business, results of operations, and financial position remains highly uncertain and will depend on future events beyond our control, including the intensity and duration of COVID-19, the possibility that a vaccine will be available in the medium term, and government measures taken to contain the virus or mitigate the economic impact.

Our crop productivity business is highly seasonal and affected by factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

The sale of our products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Weather conditions and natural disasters, such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, also affect decisions by our distributors, direct customers and end users about the types and amounts of products to use and the timing of harvesting and planting. According to the Buenos Aires Grain Exchange, the average national yields of soybean and corn as of April 18, 2018 had registered decreases as a result of the drought. From December 2017 to March 2018, Argentina experienced a significant drought, which impacted crop yields. During 2020, Argentina is suffering one of the worst droughts of the last century. As a result, fires have affected more than 120.000 hectares in 11 provinces which include some of the most productive central and northern regions of Argentina.

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

The crop productivity market is affected by various factors that make their operations relatively unpredictable from period to period. The development of our products may be adversely affected by circumstances beyond our control. For our crop productivity products, factors beyond our control include weather and climatic variations, such as droughts or heat stress, or other factors we are unable to identify. For example, if there were a prolonged or permanent disruption to the electricity, climate control or water supply operating systems in our greenhouses or laboratories, the plants on which we are testing our licensed seed traits and the samples we store in freezers, both of which are essential to our development activities, would be severely damaged or destroyed, adversely affecting our development activities and thereby our business and results of operations. We have experienced crop failures in the past for various reasons, which have resulted in re-start field trials and delays in achieving expected results.

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

Certain estimates of market opportunity included in this report are based on assumptions that are inherently uncertain and subject to risks and uncertainties that could have a material adverse effect on our business, operating results, and financial condition.

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

Consumer and government resistance to GM crops may negatively affect our public image and reduce sales of seeds or other products containing our licensed seed traits.

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

The prohibition of the production of certain GM crops in select countries and the current resistance from consumer groups to GM crops not only limits our access to such markets but also has the potential of spreading to and influencing the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology. For example, in the United States, no product may be labelled as “organic” if it contains any genetically modified organisms (“GMO”). Additionally, some states in the United States are considering, and one state has passed a law relating to, mandatory labelling of GMO foods, which may carry a negative connotation for consumers and which could make it difficult and expensive for companies to use ingredients from GM crops and distribute products in compliance with the labelling requirements, each of which could in turn have an adverse impact on the sale of our licensed GM seeds. In Argentina, a class action suit has been initiated against the national government and certain biotechnology companies, including the Parent, requesting, among other changes, the mandatory labelling of GM foods and environmental protection of land use. As of the date of this report, the plaintiffs’ request for an injunction against GMO approvals was rejected by the Federal Court of Appeals and an extraordinary appeal at the Argentine Supreme Court was filed, the practicable chances of success of which are low.

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

In most segments of the crop productivity markets, the number of products available to end-customers is steadily increasing as new products are introduced. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our licensed seed traits and technology. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and some of our competitors have more experience in R&D, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Programs to improve genetics and crop protection chemicals are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with broader set of companies. Mergers and acquisitions in the plant science, specialty food ingredient and agricultural biotechnology seed and chemical industries may result in even more resources being concentrated among a smaller number of our competitors.

Our Parent’s technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our licensed seed traits and technology. At the same time, the expiration of patents covering existing products reduces the barriers to entry for competitors. Our ability to compete effectively and to achieve commercial success depends, in part, on our ability to control manufacturing and marketing costs; effectively price and market our products, successfully develop an effective marketing program and an efficient supply chain, develop new products with properties attractive to food manufacturers or growers and commercialize our products quickly without incurring major regulatory costs. We may not be successful in achieving these factors and any such failure may adversely affect our business, results of operations and financial condition.

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

Laws and regulatory standards and procedures that impact our business are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. Changes in laws and regulations may occur that could:

•	impair or eliminate our ability to source technology and develop our products, including validating our products through field trials and passing biosafety evaluations;

•	increase our compliance and other costs of doing business through increases in the cost to protect our owned and licensed intellectual property, including know-how, trade secrets and regulatory data, or increases in the cost to obtain the necessary regulatory approvals to commercialize and market the products we develop directly or jointly;

•	require significant product redesign or redevelopment;

•	render our licensed seed traits and technology and products that incorporate them less profitable or less attractive compared to competing products;

•	reduce the amount of revenues generated from licenses or other royalties;

•	restrict or increase the costs of making payments and distributions;

•	increase our export and import duties and costs or intensify controls and restrictions on our imports; and

•	discourage us and other collaborators from offering, and end-markets from purchasing, products that incorporate our licensed seed traits and technology.

Any of these events could have a material adverse effect on our business, results of operations and financial condition. We believe we currently are in compliance with regulations related to growing GM crops in Argentina and other countries; however, if these regulations change, our validation trials and compliance efforts may become costly and burdensome.

Any changes in regulation in countries where GM crops are grown or exported into could result in our collaborators, other third parties or us being unable or unwilling to develop, commercialize or sell products that incorporate our licensed seed traits or technology. In addition, we rely on various forms of intellectual property protection. Legislation and jurisprudence on intellectual property in the key markets where we seek protection, such as the United States, Brazil and Argentina, is evolving and changes in laws could affect our ability to obtain or maintain intellectual property protection for our products. Any changes to these existing laws and regulations may materially increase our costs, decrease our revenues and disrupt our business.

Our indebtedness could adversely affect our financial condition.

As of June 30, 2020, our total indebtedness was US$92.0 million, of which US$63.7 matures in the fiscal year ending June 30, 2021. We may incur additional indebtedness in the future. Our subsidiary Rizobacter has a note program in place under which it may issue corporate bonds in an aggregate principal amount of up to US$40 million. We are in the process of seeking approval for an increase of the program amount. Our indebtedness could have important adverse consequences, including:

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

The occurrence of any of the above may negatively impact our business and results of operations. As of June 30, 2020, due to the macroeconomic conditions in Argentina, Rizobacter failed to comply with ratios under the Syndicated Loan Facility and the Private Corporate Bonds, but on June 30, 2020 we obtained a waiver for the fiscal year ended on such date from the majority lenders. If any of our indebtedness gets accelerated as a result of our failure to meet certain covenants, the risks described above could intensify. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources —Indebtedness”.

In addition, our Argentine subsidiaries are temporarily subject to certain restrictions on payments of foreign indebtedness through the Argentine Exchange Currency Market (Mercado Único y Libre de Cambio) (“MULC”). Therefore, our Argentine subsidiaries may be impeded from making payments under foreign indebtedness or the costs of performing such payments could be substantially higher, all of which could have an adverse effect on our business and results of operations. See “Argentina—Argentine exchange controls and restrictions have been reinstated in Argentina limiting access to MULC to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina.”

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

There is a possibility that a products liability case could be filed against us in Argentina, in which case damages may be substantial albeit potentially smaller than those typically awarded in the United States. Product liability claims against us, our joint ventures or third-party licensees selling products that contain our licensed seed traits or technology or allegations of product liability relating to seeds or other products containing seed traits or technology developed by us could damage our reputation, harm our relationships with our collaborators and other business counterparties and materially and adversely affect our business, results of operations, financial condition and prospects.

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

As an “emerging growth company,” as defined in the JOBS Act, we may take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder. These exemptions will cease to apply by no later than the last day of our fiscal year following the fifth anniversary of the completion of Union’s initial public offering (the “IPO”) (or under certain other circumstances) and we expect to incur additional expenses and devote increased management effort toward ensuring compliance with the additional reporting requirements that will apply when we cease to be an “emerging growth company.” We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs

We may require additional financing in the future and may not be able to obtain such financing on favorable terms, if at all, which could force us to delay, reduce or terminate some of our activities.

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

Our business strategy may change, and the successful implementation of our business plan is uncertain.

We currently generate a significant portion of our revenue from the sale of crop protection products. We expect that, following regulatory approval and successful commercialization of our licensed technologies, including HB4, which was recently approved in Argentina, an increasing portion of our revenues will be generated by sales of seed and integrated products through our proprietary commercial channels and third-party licensees, with incremental income expected to be generated by the joint ventures in which we participate. We face numerous challenges to completing the various steps necessary for the commercialization of our products and there can be no guarantee that we will be able to successfully commercialize our licensed technologies. As a result of our continuous analyses of our crop productivity solutions, we may decide to make substantial changes in our business plan and operations. Such modifications may also result from management’s belief that it has identified more economical or efficient means of achieving our objectives. Furthermore, such changes could relate to minor aspects of the business plan, such as the methods in which we sell our crop productivity solutions, or to key aspects of the plan, such as the type of technologies that we seek to commercialize. Changes to our business plan could result in material delays to the commercialization of our products.

Our failure to accurately forecast and manage inventory could result in an unexpected shortfall or surplus of products which could harm our business.

We are required to produce inventories of certain of our products (mainly seeds and biologicals) and we monitor our inventory levels based on our own projections of future demand. Because of the significant time it takes to produce commercial quantities of seeds, production decisions must be made well in advance of sales. An inaccurate forecast of demand for any seed variety can result in the unavailability of seeds in high demand. Such unavailability may depress sales volumes and adversely affect customer relationships. Conversely, an inaccurate forecast could also result in an over-supply of seeds which may increase costs, negatively impact cash flow, reduce the quality of inventory and ultimately create write-offs of inventory, which could have a material adverse effect on our business, results of operations and financial condition.

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

Despite the continuous implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism war telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of field trial data from completed or ongoing or planned field trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, and the further development of our product candidates could be delayed.

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

Our commercial success depends in part on our ability to obtain intellectual property protection and/or trade secrets protection for the technologies we develop and use. Competitors may use our technologies in jurisdictions where we have not obtained intellectual property protection to develop their own products, and we may be unable to prevent such competitors from importing those infringing products into territories where we have intellectual property protection but enforcement is not as strong due to the exhaustion of rights. These products may compete with our product candidates and our licensed patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions. In addition, competitors could use our licensed patent disclosures and/or reverse engineer our trade-secret-protected products in order to produce competing products. Moreover, growers or others in the chain of commerce may raise legal challenges against our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to prevent or detect. For example, in Argentina, growers may legally avoid paying royalties to the owners of intellectual property if they keep the seeds from their own harvests and plant them for personal use. Argentine legislation in respect of breeders’ rights includes a concept of a “farmer’s privilege,” which allows growers to use seeds obtained from their own harvests to be replanted on their own farm. According to the National Seed Institute of Argentina (Instituto Nacional de Semillas), the reserves of seeds kept for personal use has grown significantly in recent years, which may increase the likelihood that growers illegally claiming the privilege may use and/or sell GM seeds into the market without paying royalties owed to us.

The legal systems of certain countries, including China, where we have sublicensed patent applications, have not historically favored the enforcement of patents or other intellectual property rights, which could hinder us from preventing the infringement of our licensed patents or other intellectual property rights and result in substantial risks to us. Proceedings to enforce our licensed patent rights in the United States or foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our licensed patents at risk of being invalidated or interpreted narrowly and our sublicensed patent applications at risk of not issuing and could provoke third parties to assert patent infringement or other claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license from third parties.

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

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. In a recent ruling (in re “Monsanto Technology LLC c/ Instituto Nacional de la Propiedad Industrial s/ Denegatoria de Patente”, case number CCF 8044/2007), Tribunal III of the Civil and Commercial Federal Court of Appeals of the City of Buenos Aires confirmed, by revoking a decision of a lower court, the rejection of a biotechnological patent application by the Argentine Patent Office, with the understanding that the invention should be protected as a plant variety protection (“PVP”) and not under a patent (the patent application was for a recombinant DNA molecule and a cell transformed by such molecule). Lack of inventive activity and non-patentable matters are also mentioned as grounds in this precedent. The Court of Appeal’s decision was appealed to the court of last resort, but the Argentine Supreme Court refused to resolve the case based on the grounds that the issue was moot as the statutory term of the patent under consideration in the case had already expired. The decision of the Court of Appeals has, therefore, become a negative precedent that may adversely affect patentability of the technologies we develop in the future. Depending on decisions by the Argentine and U.S. Congresses, the federal courts in each country, the U.S. Patent and Trademark Office and the Argentine Patent Office, as well as the relevant authorities in other countries in which we hold licensed patents, the laws and regulations governing patents could change in unpredictable ways that may weaken or undermine our ability to obtain new patents or to enforce our existing licensed patents and patents we might obtain in the future. During recent years, certain sectors of the Argentine agricultural industry have been requesting that the Argentine PVP Law No. 20,247 (the “Argentine PVP Law”) is amended.

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

Our intellectual property rights are important to the operation of our business and the commercialization of our crop productivity products. We rely on a combination of licensed patents, PVP, trademarks, trade secret laws, confidentiality provisions and licensing arrangements to establish and protect our intellectual property. However, the importance of technology development and intellectual property protection in the crop productivity industry increases the risk that technological advances by others could render our products less competitive. Our business could be negatively affected by any of the following:

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

We purchased our controlling stake in Rizobacter subject to the precautionary measure and associated ongoing litigation. Should such contingencies be lifted, the Parent may be obligated to pay a contingent purchase price of US$17.3 million to certain selling shareholders of Rizobacter. Conversely, should the court rule against the free transferability of the affected shares, we would be obligated to return certain shares, thereby reducing our equity participation in Rizobacter, and the Parent would not be obligated to pay the abovementioned contingent purchase price. Given the Argentine Supreme Court’s finding that the 1995 share transfer was valid, it is likely or probable that the Parent may be obligated to pay the contingent purchase price of US$17.3 million. Moreover, pursuant to certain financial agreements entered into by the Company, RASA Holding pledged 51.3% of its shares in Rizobacter as collateral. Therefore, in an event of default with respect to our debt obligations, we would be obligated to sell certain shares, thereby reducing our equity participation in Rizobacter. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Private Corporate Bonds—Convertible Notes”.

Risks Related to Operating in Latin America and Argentina

Latin America

A major portion of our operations and/or development activities are based in Latin America. As of June 30, 2020, approximately 76% of our consolidated sales of goods and services were attributable to our Argentine operations. We expect to increase our sales in Brazil and other countries in Latin America. In particular, fluctuations in the economy of Argentina and actions adopted by the governments of Latin American countries have had and may continue to have a significant impact on our subsidiaries operating in those countries.

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

Historically, and more frequently during recent years, the Argentine peso has suffered significant devaluations against the U.S. dollar. The Argentine peso depreciated 18.45% against the U.S. dollar in 2017 and 103.83% in 2018.

Until the presidential primary elections held on August 11, 2019, the peso depreciated 19.70% against the U.S. dollar. After the primary elections, the depreciation of the Argentine peso accelerated, accumulating an additional 30.12% by the end of August 2019. As a result, on September 1, 2019, the Argentine government reinstated strict restrictions and foreign exchange controls, substantially limiting the ability of legal entities and individuals to obtain foreign currency or make certain payments or distributions from Argentina, until December 31, 2019.

After reinstatement of the foreign exchange restrictions, the depreciation of the peso decelerated, ending 2019 with a total depreciation of 59.02% against the U.S. dollar. However, as a consequence of the reinstatement of the foreign exchange restrictions, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differs substantially from the official exchange rate, and sales of securities settled against foreign currency or transfers of securities to depositories outside Argentina (“blue-chip swaps”) expanded. Due to the strong demand for the U.S. dollar and the consequent leak of U.S. dollar reserves from the Argentine Central Bank, the Fernandez administration, since taking office in December 2019, extended and expanded the foreign exchange controls and increased the regulations on blue-chip swaps. As a result, between January 1 and September 30, 2020, the Argentine peso depreciated only 27% in the official market, but the gap between the exchange rates in the official and the unofficial markets and that resulting from the blue-chip swaps reached peaks of more than 100%.

Our consolidated financial information included herein is presented in U.S. dollars. Fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and could have a material adverse effect on our results of operations and financial condition.

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

Pursuant to the International Accounting Standards (“IAS”) 29 (Financial Reporting in Hyperinflationary Economies), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises but includes several characteristics of hyperinflation. The International Accounting Standards Board (“IASB”) does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries” categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for purposes of IAS 29. Therefore, Argentine companies using International Financial Reporting Standard as adopted by the IASB (“IFRS”) are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

Similarly, Argentine Generally Accepted Accounting Principles (“Argentine GAAP”) (Technical Resolutions No. 17, 39 and 41 (“TR 17”)) also requires the adjustment of financial statements to reflect the changes in general price index in the context of hyperinflation. The Argentine Federation of Economic Sciences Professionals Bodies (Federación Argentina de Consejos Profesionales de Ciencias Económicas), after finding the presence of the qualitative requirements of Argentine GAAP for the adjustment, stated that the adjustment should be applied to all Argentine companies’ financial statements for periods ending on or after July 1, 2018.

Adjustments to reflect inflation, such as those required by IAS 29 and TR 17, were prohibited by law No. 23,928 (the “Law 23,928”). Additionally, Decree No. 664/03, issued by the Argentine government (the “Decree”), instructed regulatory authorities, such as Public Registries of Commerce, the Superintendence of Corporations of the City of Buenos Aires and the Argentine Securities Commission (Comisión Nacional de Valores), to accept only financial statements that comply with the prohibition set forth by the Law 23,928. However, on December 4, 2018, Law 27,468 abrogated Decree No. 664/03 and amended Law 23,928 indicating that the prohibition of indexation no longer applies to the financial statements. As a result, beginning with the period ending on December 31, 2018, Bioceres’ Argentine subsidiaries began preparing financial statements in compliance with IFRS, adopting IAS 29 and TR 17.

For purposes of the determination of the indexation for tax purposes, Law 27,468 substituted the WPI (as defined below) for the CPI and modified the standards for triggering the tax indexation procedure. During the first three years as from January 1, 2018, the tax indexation will be applicable if the variation of the Consumer Price Index (“CPI”) exceeds 55% in 2018, 30% in 2019 and 15% in 2020. From January 1, 2021, the tax indexation procedure will be triggered under similar standards as those set forth by IAS 29 and TR 17. To the extent that the CPI increased by 47.6% in 2018 (below the statutory threshold for that year), the tax indexation procedure was not triggered for 2018. However, to the extent that the CPI increased by 42.8% between June 30, 2019 and June 30, 2020 and 55.8% between June 30, 2018 and June 30, 2019, the statutory threshold for the tax indexation was triggered for Argentine entities with fiscal years ending on June 30, 2019, such as our Argentine subsidiaries.

For the fiscal year ended June 30, 2020, we increased our tax expenses and tax payable by US$1.8 million. This incremental tax expense was allocated in accordance with Law 27,541, which amended Law 27,468, and will be payable with one-sixth allocated to the fiscal year ended June 30, 2020 and the remaining five-sixths allocated equally to the fiscal years ending June 30, 2021, 2022, 2023, 2024 and 2025.

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

Argentine government intervention in the economy could adversely affect the economy and our financial condition and results of operations.

During recent years, the Argentine government increased its direct intervention in the economy, including through the implementation of regulation of market conditions, expropriations or nationalizations and price controls.

Between 2006 and 2012, the Argentine government conducted expropriations including mainly utilities or companies in strategic sectors of public interest, like Aguas y Saneaminentos S.A. in 2006, Aerolíneas Argentinas S.A. in 2008 and YPF S.A. in 2012. In an unprecedented case in 2020, the government attempted the expropriation of a company fully involved in the private sector with no public interest, like Vicentín S.A., which is the fourth largest grain exporter in Argentina, and, in addition, was undergoing a restructuring under reorganization proceedings. However, the government desisted due to generalized massive spontaneous protests and opposition from opposing political parties and the legal and financial community.

In September 2014, the Argentine Congress enacted Law No. 26,991 which amends the Supply Law No. 20,680 (Ley de Abastecimiento) that enables the Argentine government to intervene in certain markets when it considers that any party to such market is trying to impose prices or supply restrictions in such market. The law grants broad powers to the relevant enforcing agency including to order the sale, production, distribution and/or delivery of basic needs goods throughout the country in case of a shortage of supply.

In February 28, 2020, the Argentine Congress enacted the Products Display Law No. 27,545 (Ley de Góndolas), which was promulgated on March 16, 2020, and which regulates the offer and display of products in supermarkets. Through Decree No. 690/2020, on August 22, 2020, the Argentine government declared the information and telecommunications services to be deemed essential public services and froze their tariffs until December 31, 2020.

Since September 2019, the Argentine government reinstated and strengthened the foreign exchange controls and imposed certain restrictions for the access to MULC. See “—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso”, and “—Argentine exchange controls and restrictions have been reinstated in Argentina limiting access to MULC to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina.”

Substantially all of our assets are located in Argentina. Therefore, we are subject to political uncertainties, including expropriation or nationalization of our business or assets, or subject to renegotiation or annulment of existing contracts and other similar risks. In the future, intervention in the economy by the Argentine government may continue or increase, the occurrence of which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition. We cannot assure investors that these or other measures that may be adopted by the Argentine government in the future in response to social unrest, such as nationalizations, forced renegotiations or modifications of existing contracts, new tax policies, price fixing, regulations and reforms affecting foreign trade and investments, will not have a material adverse effect on the Argentine economy and, consequently, will not adversely affect our business, results of operations and financial condition.

Continuing high inflation may have a negative effect on the Argentine economy and on our financial performance.

In the past, inflation has materially undermined the Argentine economy and the government’s ability to foster conditions that would permit stable growth. In recent years, Argentina has confronted inflationary pressures (including the depreciation of the Argentine peso), evidenced by significantly higher fuel, energy, and food prices, among other factors.

According to data published by the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”), the Consumer Price Index (“CPI”) increased 24.8% in 2017, 47.6% in 2018, 53.8% in 2019 and 18.9% between January and August 2020; and the Wholesale Price Index (“WPI”) increased 18.8% in 2017, 73.5% in 2018, 58.5% in 2019 and 14.7% between January and August 2020. According to the budget bill formulated by the Ministry of Economy on September 17, 2020, the Argentine government predicted a CPI around 28% for 2020.

If the primary fiscal deficit is not reduced and the foreign currency exchange rate is not stabilized, inflation rates would continue escalating and end in hyperinflation and a new economic crisis. There is uncertainty regarding the continuing effects of COVID-19 and the effects of the measures that the Argentine government and the Argentine Central Bank have adopted, or may adopt in the future, to reduce the fiscal deficit, re-activate the economy, stabilize foreign currency exchange rate and control inflation. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted, and our results of operations could be materially adversely affected.

Limited access of the Argentine government and the private sector to the international capital markets could adversely affect our financial condition.

During recent years, the Argentine government and provinces have defaulted in the payment of their debt, which has limited their access as well as that of private companies to the international financial markets, or it has substantially increased their financing costs.

After Argentina’s 2001 sovereign default, Argentina restructured approximately 91% of its defaulted foreign currency eligible debt pursuant to exchange offers in 2005 and 2010. Bondholders that declined to participate in those exchange offers, filed lawsuits against Argentina in several countries, including the United States.

In March 2016, the Argentine government reached settlement agreements with holders of a significant portion of the defaulted bonds and repaid the majority of the holdout creditors with the proceeds from a US$16.5 billion international offering. Although the size of the claims involved decreased significantly, litigation initiated by bondholders that have not accepted Argentina’s settlement offer continues in several jurisdictions.

Pursuant to a report issued by the Secretary of Finance of the Argentine government, as of December 2019, Argentina’s foreign debt amounted to US$311.2 billion, which represents 91.6% of Argentina’s debt-to-gross domestic product (“GDP”). In 2020 and 2021, the Argentine government had payments due of about US$52.0 billion and US$37.1 billion, respectively, on sovereign debt in U.S. dollars and pesos, of which about US$11 billion were due in the first quarter of 2020 and US$26 billion were due in the second quarter of 2020. Because Argentina’s recession was deepened by the effects of COVID-19, the foreign exchange crisis and increasing deficit and inflation, the Argentine government was in an urgent need of restructuring its sovereign debt.

On February 11, 2020, the Argentine government postponed the payment of principal and suspended the accrual of interest under its US$1.6 billion of dual currency bonds maturing in February 2020 until September 30, 2020. On April 6, 2020, by Decree No. 346/2020 the Argentine government deferred payments of interest services and principal repayments of the national public debt instrumented by U.S. dollar-denominated securities issued under the law of the Argentine Republic until December 31, 2020.

On April 21, 2020, the Argentine government launched an offer for the exchange of approximately US$64.8 billion of eligible foreign currency external sovereign bonds. On May 22, 2020, the Argentine government defaulted in the payment of the BIRAD/USD 6.875% due 2021, the BIRAD/USD 7.5% due 2026 and BIRAD/USD 7.625% due 2046 eligible bonds. After several extensions of the expiration of the invitation and the improvement of the initial offer, at the expiration of the last extension of the invitation term on August 28, 2020, the Argentine government obtained consents to exchange and/or restructure 99.01% of the aggregate principal amount of all series of the approximately US$64.8 billion eligible bonds.

In June 2018, the International Monetary Fund (“IMF”) approved a financial support plan for Argentina in the form of a Stand-By Arrangement for US$50 billion, that was extended to US$57.1 billion in September 2018, of which as of the date of this report the IMF disbursed an aggregate of US$44.70 billion. The Argentine government is negotiating an extension with the IMF for payments under the Stand-By Arrangement that mature in 2021 and 2022.

If the negotiations with the IMF fail, the Argentine government defaults again in the payment of its sovereign debt or the measures adopted and to be adopted by the Argentine government to reduce the fiscal deficit, control inflation and stabilize the foreign exchange market are not effective, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth, impair the ability of private sector entities to access the international capital markets or make the terms of such financing much less favorable that those accessible by companies in other countries in the region and may accelerate the depreciation of the peso, foster inflation and deepen the economic crisis and recession.

Lack of access to international or domestic financial markets or increase in the costs of such financing could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations.

An increase in export and import duties and controls may have an adverse impact on our business.

Since 2002, the Argentine government has imposed duties on the exports of various primary and manufactured products. Most such duties were suspended or subject to progressive reduction after the Macri administration took office in December 2015. However, in September 2018, general export duties were re-imposed and the progressive reduction of export duties on soybean products stopped. For example, a general additional export duty has been imposed on all exports of goods, levied on the lower of 12% of the good’s FOB value or AR$3 or AR$4 per U.S. dollar, depending on the goods.

On December 4, 2018, the Argentine Congress approved the budget bill for 2019 through Law No. 27,467, which amended the Customs Code to allow for duties to be applied to the exportation of services. In addition, the Argentine government was allowed to impose export duties of up to 30% until December 31, 2020. However, in case of services and goods that were not subject to export duties before September 2, 2018, the maximum rate was 12%. On January 2, 2019, the Argentine government issued Decree No. 1201/2018, which established an export duty on export of services at a rate of 12% with a maximum limit of AR$4 per each U.S. dollar of the amount arising from the invoice or equivalent document. On December 28, 2019, Decree No. 99/2019 extended the application of duties on export of services until December 31, 2021 with a rate of 5% without limit.

On December 21, 2019, the Argentine Congress enacted Law No. 27,541 (Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública, or the “Solidarity Law”), that established new maximum export duties of 33% for soybean, 15% for goods that were not subject to the payment of export duties as of September 2, 2018, 5% for agroindustry products of regional economies defined by the Argentine government, and 5% for industry goods and services.

As of February 29, 2020, the following crop exports were subject to the following export duties: soybean and soy products 30%, corn, wheat, barley, sunflower and sorghum 12%, corn and wheat flour 9% and sunflower oil 12%. However, on March 4, 2020, the Argentine government issued Decree No. 230/2020 pursuant to which increased the export duties for soybeans and soy product from 30% to 33%, and reduced export duties for sunflower from 12% to 7%, for corn flour from 9% to 5%, for wheat flour from 9% to 7% and for sunflower oil from 12% to 5%.

In October 2020, the Argentine government adopted a series of measures seeking to promote production, exports and the liquidation of U.S. dollars from exports in the MULC, including the temporary reduction of export duties for soybean and soybean derived products through Decree No. 790/2020. However, such measures were not expected to have the intended results.

The Argentine government imposed the Import Monitoring System (the “SIMI”) in December 2015. Under this system, importers are required to submit certain information electronically through the SIMI application which, once approved, will be valid for 90 calendar days.

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

A continued decline in the global prices of Argentina’s main commodity exports could have an adverse effect on Argentina’s economic growth.

High commodity prices have contributed significantly to the increase in Argentine exports since 2002 as well as in governmental revenues from export taxes. However, relying on the export of certain commodities, such as soy, has made the Argentine economy more vulnerable to fluctuations in the prices of commodities. Since the beginning of 2015, international commodity prices of Argentina’s primary commodity exports have declined, which has had an adverse effect on Argentina’s economic growth.

Recently, prompted by the global crisis caused by the COVID-19 (see “—COVID-19 could have an adverse material effect on our business, financial condition and results of operations”) and the significant decrease in oil prices, international commodity prices continued decreasing. If international commodity prices continue to decline, the Argentine economy could be adversely affected.

These circumstances would have a negative impact on the levels of government revenues, available foreign exchange and the government’s ability to service its sovereign debt, and could either generate recessionary or inflationary pressures, depending on the government’s reaction. Either of these results would adversely impact Argentina’s economic growth and, therefore, our financial condition and results of operations.

Argentina continues to face considerable economic uncertainty.

Since 2018, Argentina has been experiencing strong increases in the fluctuations in the currency exchange rates, a substantial gap between the official exchange rates and the alternative exchange rates and high inflation. See “Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso”, “Continuing high inflation may have a negative effect on the Argentine economy and on our financial performance”.

All the foregoing, along with the measures attempting to control inflation adopted by the Argentine government, caused a deepening recession (the GDP decreased 6.2% in 2018 and 1.7% in 2019), increasing unemployment and medium and small companies’ failures. However, in 2020 the general macroeconomic conditions were worsened with the irruption of COVID-19. See “The effects of COVID-19 and certain measures adopted by the Argentine government to mitigate the effects of the pandemic are negatively affecting us, and we cannot accurately predict its ultimate impact on our results of operations”. The stay-home orders and businesses restrictions, along with the global recession contributed to deepening the recession further. According to INDEC, during the second quarter of 2020 the GDP dropped 19.1% interannual (what represents the highest drop of the GDP in Argentine history) with a peak of 16.2% in the second quarter, and as of July 2020 the economic activity dropped 13.2% interannual. All these circumstances also provoked a deep increase of poverty, which, according to INDEC, as of June 30, 2020 affected more than 40.9% of the population.

For containing the escalade of the currency exchange rate, the Argentine Central Bank have been selling its reserves, which significantly decreased from US$65.7 billion as of December 31, 2018 to US$44.7 as of December 31, 2019 and to US$ 42.2 billion as of September 21, 2020; provided that the actual liquid reserves in U.S. dollar are substantially lower.

In addition, the Argentine government financed all economic assistance in connection with COVID-19 with a heavy issuance of currency, which is also contributing to inflation, demand for U.S. dollars and devaluation of the Argentine peso.

If the Argentine government does not adopt the correct measures and address the required structural changes urgently the current economic conditions may be worsened provoking a general economic collapse, which could have an adverse effect on our financial condition and results of operations.

The Argentine government may order salary increases for employees in the private sector, which could increase our operating costs and adversely affect our results of operations.

Due to high levels of inflation, different unions requested salary increases to further compensate for the inflation during 2018, as well as quarterly and monthly revisions during 2019.

On December 13, 2019, the Argentine government issued Decree No. 34/2019, which duplicated the amount of the statutory severance payments payable to employees hired before December 13, 2019 and laid-off between December 13, 2019 and November 30, 2020. Moreover, by Decree No. 14/2020 issued on January 3, 2020, the Argentine government approved a mandatory salary increase for private sector employees of AR$3,000 in January 2020 and additional AR$1,000 in February 2020. Pursuant to the Solidarity Law, the Argentine government may apply mandatory salary increases to private entities. Through Decree No. 14/2020 issued on January 3, 2020, the Argentine government approved a mandatory salary increase for private sector employees of AR$3,000 in January 2020 and additional AR$1,000 in February 2020.

These bonuses and similar salary increases and additional payments could also have an effect on inflation, and, if, as a result of such measures and demands, future salary increases in the Argentine peso exceed the pace of the devaluation of the Argentine peso, this could have a material and adverse effect on our costs and business, results of operations and financial condition.

Current investigations with respect to the involvement of politicians and several construction companies in the so-called Notebooks Investigation (Escándalo de los Cuadernos), may have a material adverse effect on our ability to access international financing.

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

The disposition or sale of BIOX shares may be subject to taxation in Argentina.

Under the Argentine Income Tax Law (as amended by the Tax Reform), gains realized from the indirect sale or disposal of assets located in Argentina, including shares or other equity participations in Argentine companies by an entity or individual not resident in Argentina (“Non-Argentine Resident”) are taxable under certain conditions, as if a direct sale took place (the “Tax on Indirect Sales”).

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

In case the Tax on Indirect Sales applies, the Argentine source gain on which the Tax on Indirect Sales will be calculated is a proportion to the value of the Argentine assets held by the foreign entity with respect to the total value of the securities or rights being transferred.

The Tax on Indirect Sales is levied at a 15% rate on the net capital gain (gross sale price less acquisition cost), or at a 13.5% effective rate on the gross sale price, at the option of the seller. However, such rate may be reduced if a Treaty to Avoid Double Taxation applies to the seller. If the Tax on Indirect Sales becomes applicable and the tax is applied on a net basis, pursuant to current income tax rules, the acquisition costs may be adjusted by inflation to calculate the net capital gain.

The mechanism to comply with the payment of the Tax on the Indirect Sales depends on the tax residency of the buyer: (i) if the buyer or acquirer is an Argentine corporate entity (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) (“Argentine Entity”) or an Argentine resident individual (“Argentine Individual”), by the Argentine Entity or Argentine Individual who will act as withholding agent, (ii) if the buyer is not an Argentine Entity or and Argentine Individual, the tax has to be paid by the seller or transferor directly (through an international wire transfer or through its legal representative in Argentina, if any).

Argentine Income Tax Law sets forth that the Tax on Indirect Sales does not apply to transfers made within the same economic group. Pursuant to the Regulatory Decree of the Argentine Income Tax Law, transfers within the same economic group would take place when the seller or sellers participate or participates, directly or indirectly, in at least 80% of the transferee’s capital, or vice versa, or when one or more entities participate, directly or indirectly, in at least 80% of the transferor’s and transferee’s capital, and such participations have been held for at least two years prior to the transfer.

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

Argentine exchange controls and restrictions have been reinstated in Argentina limiting access to MULC to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina.

Due to the foreign exchange crisis in August 2019 and the continued reduction of the Central Bank’s foreign currency reserves, since September 1, 2019, the Argentine government reinstated strict exchange controls and transfer restrictions, substantially limiting the ability of legal entities and individuals to obtain foreign currency or make certain payments or distributions out of Argentina. See “—Item10. Additional Information—D. Exchange Controls.”

Despite the adoption of the foregoing measures and restrictions, the demand for dollars continued to increase and the Argentine Central Bank continued losing U.S. dollar reserves. In response, the Argentine government further strengthened the foreign exchange controls to reduce the loss of federal reserves and further regulated blue-chip swaps, to reduce the gap between those transactions and the official foreign exchange rate for the purchase of U.S. dollars. In this regard, the Argentine Central Bank adopted a series of additional regulations including the requirement that in order to access MULC for the purchase of foreign currency the client must file before the entity through which is accessing to the MULC an affidavit declaring that among other things (a) all its holdings of foreign currency in Argentina are deposited at local bank accounts; (b) does not hold liquid foreign assets (i.e. holdings of foreign currency) outside Argentina in excess of US$100,000; and (c) commits to settle through MULC, within five business days from settlement, all amounts received outside Argentina from the payment of loans granted to third parties, withdraw or expiration of term deposits or sale of any assets, when the asset was acquired, the term deposit made or the loan granted, after May 28, 2020. See “—Item10. Additional Information—D. Exchange Controls.”

In addition, on September 15, 2020, the Argentine Central Bank restricted the access to MULC for the payment of principal under foreign financial debt with third parties (other than with international or multilateral credit organizations) in excess of US$1,000,000 per month in the aggregate with maturities between October 15, 2020 and March 31, 2021 to an amount equal to up to 40% of the amount originally due; and provided that the remaining unpaid principal balance is refinanced through a new foreign financial debt with an average life of at least two years, with certain limited exceptions. There is currently no access to MULC for the payment of principal under foreign financial debt with related parties until March 31, 2021, with certain limited exemptions. See “—Item 10. Additional Information—D. Exchange Controls.”

In the past, the Argentine government also imposed informal restrictions, such as limitations on the ability of certain local companies and individuals to purchase foreign currency. Informal restrictions may consist in de facto measures restricting local residents and companies from purchasing foreign currency through the MULC to make payments out of Argentina otherwise permitted under the foreign exchange rules, such as payment for the import of goods and services.

In response to the reinstatement of the foreign exchange restrictions, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differs substantially from the official peso-U.S. dollar exchange rate, and the use of blue-chip swaps expanded which, are much more expensive than acquiring foreign currency through MULC at the official exchange rate. See “—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso.” Exchange controls have generally affected the level of international reserves deposited with the Argentine Central Bank, which significantly decreased from US$65.7 billion as of December 31, 2018 to US$44.7 as of December 31, 2019 and to US$ 42.2 billion as of September 21, 2020.

Our subsidiary Rizobacter faces maturity of foreign indebtedness for an amount of US$4,281,581 in principal amount plus interest on February 19, 2021 under the Rizobacter Series II Notes due 2021 which is subject to the restrictions described above.

All these measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth, and could adversely affect our business and results of operations.

In addition, we may be impaired from receiving payments and transfers from our Argentine subsidiaries or such payments and transfers could be subject to substantial additional costs which, in either case, could adversely affect our business and results of operations.

Foreign exchange restrictions have reinstated the mandatory repatriation of export receivables.

Since September 2, 2018, the Argentine government has reinstated the mandatory repatriation into Argentina and the conversion into pesos through the MULC of the proceeds from the collections of foreign currency outside of Argentina by Argentine residents in connection with exports of goods within certain specific dates. See “—Item10. Additional Information—D. Exchange Controls.”

Regardless of the applicable maximum terms described above, upon collection of the export receivables, the proceeds thereof are subject to the mandatory repatriation within the five consecutive days computed from the date of payment or collection.

In addition, the Argentine government also reinstated the mandatory repatriation into Argentina and the conversion into pesos through the MULC of the receivables for export services within five consecutive days computed from the date they are received.

The reinstatement of the repatriation of export of goods and services receivables and the additional restrictions imposed on the access to the MULC could have a material adverse effect on our business, results of operations and financial condition.

Changes in Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.

On December 29, 2017, the Argentine government enacted Law No. 27,430 (the “Tax Reform”), which reduced the corporate income tax rate was reduced from 35% to 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after January 1, 2020. Additionally, the distribution of dividends is subject to a 7% tax rate if the distributed profits derive from the fiscal years beginning on or after January 1, 2018 or 13% tax rate if the distributed profits derive from fiscal years beginning on or after January 1, 2020.

Under the Solidarity Law, the reduction of the corporate tax rate to 25% was suspended and the 30% rate applies to fiscal years initiating up to January 1, 2021. Consequently, the effectiveness of the 25% and 13% tax rates have been delayed until tax years commencing after January 1, 2021.

The Solidarity Law also introduced amendments to the income tax, personal assets tax, excise tax on certain goods, tax on debits and credits in local bank accounts and social security rules. It also established a new tax on certain purchases of foreign currency by Argentine residents, a new tax debt settlement plan for certain taxpayers, and established new rates on exports of goods and services.

Argentine companies are required to pay the personal assets tax corresponding to Argentine resident individuals, foreign individuals and foreign entities for holding equity interests in such companies as of December 31 of each year. The applicable tax rate until 2018 was 0.25% and the tax is levied on the equity stated in the latest financial statements.

Under the Solidarity Law, the tax rate applicable to shares or participations in the capital of companies governed by the Argentine General Companies Law was increased from 0.25% to 0.50% of the pro-rata equity value.

We cannot assure that the Argentine government or any of its political divisions will not adopt additional changes and reforms in tax matters, nor that these reforms and those that may be adopted in the future will not adversely affect our business, results of operations or financial condition.

The holding of Argentine companies’ equity by Non-Argentine residents and dividend distributions from Argentine Entities to Non-Argentine Residents may be subject to taxation in Argentina.

Non-Argentine residents are subject to Argentine personal assets tax for holding shares and other equity participations in Argentine companies as of December 31st of each year at a rate of 0.50%, which is levied on the proportional net worth value (valor patrimonial proporcional) of the shares arising from the last balance sheet. Argentine companies are obliged to pay the tax on behalf of their Non-Argentine resident shareholders, partners or owners and are entitled to seek reimbursement from them.

As a result of the Tax Reform, dividends derived from profits obtained by Argentine Entities during fiscal years beginning on or after January 1, 2018 and up to December 31, 2019, paid to Non-Argentine residents are subject to income tax withholding at an effective rate of 7%. Such rate is increased to 13% in case dividends derived from for profits obtained during fiscal years beginning on or after January 1, 2020. The 13% domestic rate may be reduced by application of tax treaties signed by Argentina. However, on December 23, 2019, the Solidarity Law suspended the reduction of the corporate tax rate for Argentine Entities to 25% (with dividends being taxed at 13%) and established that 30% rate (with dividends being taxed at 7%) remains applicable until fiscal years initiated until January 1, 2021. Consequently, the effectiveness of the 25% and 13% tax rates has been delayed until tax years commencing after January 1, 2021.

We cannot predict the full impact that the application of these taxes would have on the Company, which is not an Argentine company, BCS Holding Inc. and their other Non-Argentine Residents subsidiaries in connection with their holding of shares and equity in Argentine companies.

Risks Related to Our Securities

Our share repurchase program may reduce liquidity.

On May 6, 2020, our Board of Directors approved a program to repurchase our own securities. As described in Item 10 of this report, we may repurchase up to US$5,000,000 to enhance the allocation of capital to certain equity-finance obligations (the “Buy-Back Program”). As of June 30, 2020, we acquired 5,100 ordinary shares under the Buy-Back Program. Future purchases, if any, would be funded from our cash balances and could reduce our financial liquidity and indirectly add to our indebtedness, as well as reduce liquidity of our ordinary shares.

There can be no assurance that we will be able to comply with the continued listing standards of the NYSE American.

Our ordinary shares are currently listed on the NYSE American (the “NYSE”). Our continued eligibility for listing may depend on, among other things, the amount of “public float” (equity held by non-affiliates). If the NYSE delists BIOX shares from trading on its exchange for failure to meet the listing standards, BIOX shareholders could face significant material adverse consequences including:

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

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our ordinary shares are listed on the NYSE or another national securities exchange, they are covered securities. If our securities were no longer listed on NYSE, they would not be covered securities and we would be subject to regulation in each state in which we offer securities.

As the resale restriction on a significant portion of our ordinary shares following the business combination has expired, such ordinary shares may be sold into the market at any time. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares.

The initial shareholders of UAC agreed not to transfer, assign or sell any of their shares for certain period following the business combination, which has expired. In addition, in connection with the execution Exchange Agreement, UAC and Bioceres, Inc. entered into certain lock-up agreement, which has also expired. As restrictions on resale ended, the market price of our ordinary shares could decline if the holders thereof sell them or are perceived by the market as intending to sell them.

Conversion of the Notes would increase the number of ordinary shares and result in dilution to shareholders.

On March 6, 2020, we issued $42.5 million Notes in a private placement. The Notes will mature on March 6, 2023 unless earlier converted or repurchased. The conversion price of the Notes is $8.00 per share (the “Strike Price”). The Notes are convertible into cash, ordinary shares or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, we may elect to convert the Notes into ordinary shares through a mandatory conversion, provided that our free float exceeds $100 million and the share price has traded above the Strike Price for 10 consecutive days.

The issuance of a substantial number of additional ordinary shares upon conversion of the Notes will result in dilution to the then existing holders of our ordinary shares and potentially increase the number of ordinary in the public market. Sales of substantial numbers of such ordinary shares in the public market could adversely affect the market price of our ordinary shares.

Servicing the Notes requires a significant amount of cash, and we may not have sufficient cash flow to pay the Notes.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness, including the Notes, depends on our future performance, which is subject to many factors, including, economic, financial, competitive and other, beyond our control. We may elect to make interest payments under the Notes in kind, which will be capitalized, but if the Notes are not converted into ordinary shares, we will be required to pay the principal thereof in cash. Our ability to refinance the Notes, which mature in 2023, will depend on the financial markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and limit our flexibility in planning for and reacting to changes in our business.

Holders of the Notes have the right to require us to repurchase their Notes for cash upon the occurrence of a change of control. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the price in cash with respect to any Notes surrendered by holders for repurchase upon a change of control. In addition, restrictions under our then existing credit facilities or other indebtedness, if any, may not allow us to repurchase the Notes upon a change of control. Our failure to repurchase the Notes upon a change of control when required would result in an event of default with respect to the Notes which could, in turn, constitute a default under the terms of our other indebtedness, if any. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the Notes.

We are a “controlled company” within the meaning of NYSE rules and, as a result, qualify for exemptions from certain corporate governance requirements.

Bioceres S.A. controls, directly or indirectly, a majority of the voting power of our outstanding shares. Under NYSE rules, a listed company of which more than 50.0% of the voting power for the appointment of directors is held by any person or group of persons acting together is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, including the requirement (i) that a majority of the board of directors consist of independent directors, as defined under the NYSE rules and (ii) to have a compensation committee and a nominating and governance committee. We have decided to be treated as a “controlled company” and, even though three members of our Board of Directors and a majority of the members of our compensation committee and our nominating and governance committee (that we chose to establish) consists of independent directors, you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Bioceres S.A. controls us, and its interests may conflict with yours in the future.

Bioceres S.A. currently indirectly owns 63.7% of Bioceres Crop Solutions votes. As a result of this voting control, Bioceres S.A. will effectively be able to determine the outcome of all matters requiring shareholder approval, including, but not limited to, the appointment and removal of directors (subject to any contractual designation rights), as well as other matters of corporate or management policy (such as potential mergers or acquisitions, payment of dividends, asset sales, and amendments to organizational documents). This concentration of ownership may delay or deter possible changes in control and limit the liquidity of the trading market for BIOX shares, which may reduce the value of an investment such shares. This voting control could also deprive shareholders of an opportunity to receive a premium for their shares as part of a potential sale of Bioceres Crop Solutions. So long as Bioceres S.A. and its affiliates continue to own a significant amount of Bioceres Crop Solutions’ voting power, they may continue to be able to strongly influence or effectively control its decisions. The interests of Bioceres S.A. and its affiliates may not coincide with the interests of other holders of BIOX shares.

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

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association (the “Articles”), the Cayman Islands Companies Law (2020 Revision) (as the same may be supplemented or amended from time to time) or the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to the Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from statutes or judicial precedent in some jurisdictions in the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

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

We have not paid any cash dividends on our ordinary shares to date. The payment of cash dividends on our ordinary shares in the future will be dependent upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors and shareholders may deem relevant. Our Board of Directors intends to retain the gain for the fiscal year ended June 30, 2020 and not distribute dividends due to certain financial commitments. Our Board of Directors does not anticipate declaring any dividends on our ordinary shares in the foreseeable future. As a result, any gain you will realize on our ordinary shares will result solely from the appreciation of such shares.

We may issue additional securities in the future, which may result in dilution to our shareholders.

We are not restricted from issuing additional ordinary shares or securities convertible into or exchangeable for ordinary shares. Because we may need to raise additional capital in the future to operate and/or expand our business, we may conduct additional equity offerings. To the extent our outstanding options are exercised, or we conduct additional equity offerings, additional ordinary shares will be issued, which may result in dilution to our shareholders. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our ordinary shares.

ITEM 4.	INFORMATION ON THE COMPANY

A.        History and Development of the Company

General Overview

We are a fully-integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To achieve this, we create economic incentives for growers and other stakeholders to adopt environmentally friendly production practices. We have a unique biotech platform with high-impact, licensed patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Along with our licensed HB4 – drought tolerant seed technology program, we also bring digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. See “—B. Business Overview—Our Business Model”. We are a global company, as our agricultural inputs are marketed across more than 31 countries, primarily those in South America and we are well positioned with geographic exposure to the global soybean and wheat production footprint.

As of June 30, 2020, we owned or licensed 399 registered products and, either exclusively or non-exclusively, 219 patents and patent applications. In some instances, our licenses are limited in terms of duration, geography and/or field of use. In the year ended June 30, 2020, we distributed over 19.1 million doses of inoculants and integrated packs, 7.1 million liters of adjuvants, 15.2 tons of high-value microbeaded fertilizers, as well as other agricultural inputs, across more than 31 countries, including Argentina, Brazil, Paraguay, Uruguay, Bolivia, the United States, France and South Africa, among others. Our pipeline of products includes microbeaded fertilizers, inoculants, adjuvants, pest control molecules, seeds and integrated seed pack solutions. Our total revenue and Adjusted EBITDA for the year ended June 30, 2020 were US$173.1 million and US$46.5 million, respectively. Adjusted EBITDA is a non-IFRS financial measure. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” for information regarding our use of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

We sell our products through nine international subsidiaries and a 110-person sales and marketing team, and enjoy exceptional access to the end-user grower as a result of: (i) our strategic alliances with global agriculture leaders, such as Syngenta, Valent Biosciences, Corteva, Don Mario, TMG and our joint venture with De Sangosse; (ii) the shareholders of our Parent, who collectively control significant agricultural land in South America; and (iii) our longstanding relationships with dealers and distributors. Our customers include global blue-chip companies and industry leaders, large distributors, co-ops and dealers, as well as individual growers.

Our leading infrastructure, the success of our unique biotech platform, and a commanding presence in our key markets have made us a flagship agricultural solutions provider, as well as the natural partner for global conglomerates, in South America.

Our History

Our Company, Bioceres Crop Solutions Corp, is a Cayman Islands exempted company incorporated on November 14, 2017.

Our principal executive offices are located at Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina. Our telephone number at that address is +54 341 486-1100. The address of our registered office in the Cayman Islands is P.O. Box 309, Ugland House, George Town, Grand Cayman E9 KY1-1104. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. For details relating to the business combination, see “Introductory Note and Presentation of Financial and Other Information—Introductory Note.”

On March 14, 2019, Union consummated the previously announced business combination pursuant to the Exchange Agreement and, prior to that date, the Reorganization also took place. In addition, concurrently with the consummation of the business combination on March 14, 2019, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of RASA Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. As a result of the business combination and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and the exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the business combination, Union changed its name to Bioceres Crop Solutions Corp, and our ordinary shares and public warrants started trading on the NYSE American. After the fiscal year ended June 30, 2020, the Company successfully and cost-effectively removed all 24.2 million outstanding Warrants from its capital structure, with 90% of holders electing to tender their warrants and 99% of these holders choosing to receive our shares in exchange. Following the transaction, our total outstanding shares increased 7% to 38.7 million shares.

On March 6, 2020, we issued a $42.5 million secured convertible notes due 2023 (the “Notes”) in a private placement led by Boston-based Solel Partners LP. The Notes will mature 36 (thirty-six) months after the closing date (i.e., on March 6, 2023) unless earlier converted or repurchased. The conversion price of the Notes will be $8.00 per share (the “Strike Price”), representing a premium of approximately 49% over the 60 day VWAP (volume weighted average price) of Bioceres common stock on the NYSE on March 6, 2020. The Notes will be convertible into cash, ordinary shares of the Company or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, the Company might elect to convert the Notes into ordinary shares of the Company through a mandatory conversion, provided that the Company’s free float exceeds $100 million and the share price has traded above the Strike Price for 10 consecutive days.

On July 27, 2020, we filed a Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO with the SEC, pursuant to which the Company offered to exchange any and all of its 24,200,000 outstanding warrants (the “Warrants”) for either 0.12 ordinary shares or $0.45 in cash, at the election of the holder (the “Offer to Exchange”). A minimum participation of 51% of the Warrants was required as a condition to the Offer to Exchange, in order to amend the Warrant Agreement governing the Warrants to allow BIOX to subsequently redeem all Warrants not tendered or exchanged pursuant to the Offer to Exchange. Approximately 91% of all Warrants were tendered or exchanged pursuant to the Offer to Exchange. Following completion of the Offer to Exchange, BIOX implemented the amendment to the Warrant Agreement and redeemed the remaining Warrants, thereby retiring all of its Warrants.

Taking into account our acquisition of Rizobacter, a global leader in biological products and a pioneer in liquid inoculants, high-tech adjuvants and specialty fertilizers, we have a combined experience of 43 years introducing top-tier technologies into the global agriculture market. Our parent company, Bioceres S.A. (the “Parent”), was founded in 2001 by a leading group of growers in Argentina to address the demand for higher crop yield and productivity in a sustainable and environmentally-conscious way. Since our founding, we have developed one of the leading fully-integrated biotechnology platforms of its kind to source, validate, develop and commercialize agricultural technologies and products. We have developed a unique biotech platform focused on raising crop yields and reducing the carbon footprint of the agriculture industry and have strategically targeted some of the most globally prolific crops, namely soy, wheat, alfalfa and corn, in the largest agricultural geographies on a global scale.

In order to bring our products to market in an efficient and cost-effective manner, we have established multiple joint ventures, formed non-joint venture collaborations and created and acquired multiple companies. Our joint ventures include partnerships with important industry participants, such as Florimond Desprez, De Sangosse and Arcadia Biosciences. Some of our non-joint venture collaborations include those with Corteva, Momentive and Syngenta, among others.

The graph below sets forth our history and track record of innovation through joint ventures and acquisitions:

Note:

(1)	Bioceres, through its subsidiary RASA Holding LLC, exercised the Rizobacter Call Option for additional 29.99% of common stock of Rizobacter upon the consummation of the business combination.

B.        Business Overview

Our Operational and Organizational Structure

Our principal executive offices are located in Rosario, Santa Fe, Argentina. Our main manufacturing and distribution facilities are located in Pergamino, Argentina. Our manufacturing facilities include an approximately 2.1 million-gallon adjuvants formulation plant, a production facility of liquid inoculants with an annual capacity of 6.6 million gallons, a formulation plant of insecticides and fungicides with a production capacity of 530,000 gallons per year, a 250,000-square foot microbeaded fertilizer facility, as well as over 375,000 square feet of warehouse space for packaging and logistics.

We test and conduct trial runs of our key technologies at our main field station located in Pergamino, Argentina, which also has processing capabilities for foundation seed. We also operate facilities in Brazil and have sales offices or representatives in nine countries. We believe that we will continue to strengthen our dominant position in Argentina and continue to expand abroad. As of June 30, 2020, we had 447 full-time employees.

The following table identifies our main subsidiaries and affiliates as of June 30, 2020:

Name	Country of Incorporation	Ownership Interest	Voting Interest
BCS Holding Inc.	USA	100%	100%
Rasa Holding LLC	USA	100%	100%
Bioceres Semillas S.A.U	Argentina	100%	100%
Bioceres Crops S.A. (formerly Semya S.A.)	Argentina	100%	100%
Verdeca LLC	USA	50%	50%
Trigall Genetics S.A.	Uruguay	50%	50%
Rizobacter Argentina S.A.	Argentina	80%	80%
Rizobacter do Brasil Ltda.(1)	Brazil	80%	80%
Rizobacter del Paraguay S.A.(1)	Paraguay	80%	80%
Rizobacter Uruguay (1)	Uruguay	80%	80%
Rizobacter South Africa (1)	South Africa	76%	76%
Comer. Agrop. Rizobacter de Bolivia S.A.(1)	Bolivia	80%	80%
Rizobacter USA, LLC (1)	United States	80%	80%
Rizobacter India Private Ltd. (1)	India	80%	80%
Rizobacter Colombia SAS (1)	Colombia	80%	80%
Rizobacter France SAS (1)	France	80%	80%
Synertech Industrias S.A. (1)	Argentina	40%	40%
Indrasa S.A. (1)	Argentina	25%	25%

Note:—

(1)	Indirect interests held through Rizobacter. The indirect equity interest participation included in this table is 80% of the direct equity interest participation that Rizobacter owns in each entity.

Our Product Development Pipeline

We have structured our pipeline for launching new products into three main phases: Technology Sourcing, Product Development Partnering, and Production and Market Access. See “—Our Business Model.”

Joint Ventures and Key Collaborators

Some of our main projects are conducted through joint ventures and key collaborations. The form of the collaborations depends on the nature and stage of development of the particular product candidate. We participate in joint ventures to develop certain technologies and to maintain a diverse pipeline of products. When a joint venture successfully develops a product, we integrate such product into our commercial offering and/or license the technology to third-party channels through a joint-venture vehicle. We engage in non-joint venture collaborations to develop a single or otherwise limited product opportunity. We generate revenue from our non-joint venture collaborations primarily by licensing our technology for inclusion in end-products, or for the use of our technologies in industrial processes. Finally, we have relationships with third parties who have product development capabilities and/or market presence outside of our core geographies or crops, to whom we license our technologies. For our corporate chart, see “—Our Operational and Organizational Structure.”

Joint Ventures and Unconsolidated Entities

Verdeca LLC

In February 2012, we formed a joint venture with Arcadia Biosciences. The resulting joint venture, in which we have a 50% equity interest, Verdeca, is engaged in the development and deregulation of soybean traits.

Our joint venture agreement provides for each of the joint venture partners to license or sublicense their trait technologies to Verdeca for use in soybeans. Accordingly, our Parent has agreed to grant an exclusive, worldwide, sublicensable license to Verdeca for our Parent’s HB4 technologies, for use in soybeans. The first product in the Verdeca pipeline is our Parent’s HB4 trait.

In April 2015, Verdeca entered into an agreement with Dow AgroSciences to develop and commercialize innovative traits in soybeans.

Verdeca also entered into a series of agreements with GDM Seeds (Grupo Don Mario) for the licensing of our licensed biotechnology related to soy and have granted various licenses to TMG (Tropical Melhoramento & Genética S.A.) for our licensed biotechnology related to soy in Brazil, Paraguay and Uruguay.

Trigall Genetics S.A.

In December 2013, we formed a joint venture in Uruguay with Florimond Desprez. The resulting joint venture, Trigall Genetics, in which we have a 50% equity interest, is engaged in the development and deregulation of conventional and GM wheat varieties in Latin America. The first products in the Trigall Genetics pipeline are conventional wheat varieties that will be sold through Bioceres Semillas, as well as through other Trigall Genetics licensees. Our first biotech trait is our HB4 technology. After the fiscal year ended June 30, 2020, Argentina’s Ministry of Agriculture granted approval of the Company’s HB4 wheat technology for growth, feed and food, contingent upon receipt of import approval in Brazil and will be sublicensed to Trigall Genetics’ finished wheat varieties. Regulatory processes for HB4 wheat also continue to advance in the United States, Uruguay, Paraguay and Bolivia.

Synertech Industrias S.A.

Synertech, acquired as part of the Rizobacter Acquisition in 2016, was formed by Rizobacter in partnership with De Sangosse for production and commercialization of micro-beaded fertilizers. Rizobacter, together with De Sangosse, operates its own production plant for Synertech in Pergamino with a capacity to produce 50,000 tons of micro-beaded fertilizers annually.

Bioceres Crops S.A.

Bioceres Crops S.A. (formerly Semya), an intra-company joint venture with Rizobacter, is dedicated to the EcoSeed initiative and focuses on researching and developing seed treatments as well as agricultural biological input applications for soybean, wheat and alfalfa markets.

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

Rizobacter has a strategic alliance with Syngenta, one of the leading global companies in the research, development and marketing and sale of seed treatment products and solutions. Syngenta installed their Seed Care Institute in Rizobacter’s principal facility located in Pergamino for the research, development and marketing of Syngenta’s seed treatment products and solutions in Argentina, including Maxim Integral, Maxim Evolution, Suren Plus, Rizopack® 420 Hc, Ekey Top, Funcion Pack and Cruiser Pack. We also purchase from Syngenta seed treatment products including Maxim XL, Maxim Integral, Maxim Evolution, Suren Plus, Compinche, Compinche SX, Tenacius, Tenacius SX, among others. The synergy of the product portfolio produced by both companies allows us to combine the most advanced technologies with a highly efficient service for agriculture producers around the world.

Rizobacter also engages in a strategic partnership with Momentive for the distribution and commercialization of Momentive’s well-known silicone spray adjuvant, Silwet, in Argentina, Brazil, Bolivia, Uruguay, Mexico and Paraguay. Rizobacter additionally partners with Valent Biosciences, a global leader in developing, registering, manufacturing and commercializing biorational products in the areas of public health, forestry, crop protection, plant health, plant growth regulation and post-harvest treatments, focusing on the development, marketing and distribution of next generation inoculant technologies and products in the United States, Argentina, Canada, Mexico and Brazil. Our strategic relationship with Momentive has allowed us to jointly develop the latest generation agricultural adjuvant and to learn about technologies that add efficiency to agricultural applications. Rizobacter also has exclusive distribution of the Silwet Adjuvant in Argentina, Paraguay, Uruguay, Bolivia and Brazil.

Following our strategic commercial expansion in 2019 and 2020, Rizobacter entered into material distribution agreements with Microbial Biological Fertilizer International PYD LTD (MBFI) for the distribution of several products within Rizobacter´s portfolio in South Africa and also with De Sangosse for the distribution of Rizobacter RIZOLIQ and SIGNUM products in certain European countries.

In addition, Rizobacter entered into an agreement with BIOWISH for the exclusive distribution of certain BIOWISH´s biostimulant products in Argentina.

Rizobacter also executed significant agreements for the provision of formulation services and production with several companies, among which is Summit Agro Argentina S.A.

On September 1, 2020, Rizobacter Argentina entered into a distribution agreement with the U.S.-based company Marrone Bio Innovations, Inc., an international leader in sustainable bioprotection and plant health solutions, to distribute on an exclusive basis a novel biostimulant technology and foliar fertilizer solution in Argentina, Uruguay, Paraguay and Bolivia.

Our Parent’s collaboration agreements that focus on technology sourcing are primarily driven by our ability to accelerate, in a capital-efficient manner, the development of promising technologies discovered by internationally recognized scientific groups or institutions. Examples of our Parent’s most important collaborations of this nature include: CONICET and the National University of the Litoral in the creation of seed traits with a focus on transcription factors for the development of drought-tolerant transgenic plants, including the grant to us of partial ownership of the HB4 patent families, and the University of Illinois in accessing herbicide tolerance technology for use in the fields of soybeans and alfalfa.

Third-Party Channels

We license our technologies to third parties which have product development capabilities or a market presence outside of our core geographic areas and with which we have developed and maintained strong relationships. For example, through Verdeca, we entered into a series of agreements with GDM Seeds (Grupo Don Mario) for the licensing of our biotechnology related to soy and have granted various licenses to TMG for our biotechnology related to soy for sale in Brazil, Paraguay and Uruguay.

Significant Transactions

In addition to the business combination, we have concluded the following two transactions that are of significance to our business model and growth trajectory:

Rizobacter Acquisition

On October 19, 2016, RASA Holding, our wholly-owned subsidiary incorporated in Delaware, acquired 20,004,000 shares of Rizobacter, an Argentine company located in Pergamino, Province of Buenos Aires, representing 50.01% of the outstanding capital stock (the “Rizobacter Acquisition”). The total purchase price was US$57.3 million. In addition, a contingent payment of US$17.3 million may be payable by the Parent to certain of the selling shareholders of Rizobacter subject to precautionary measures and related ongoing litigation. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—Contingent Fee Payment of US$17.3 Million Related to Precautionary Measure (Medidas Cautelares) in Connection with Rizobacter Acquisition.” The acquisition of Rizobacter was approved by the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia or CNDC) on August 25, 2017.

Furthermore, on October 22, 2018, RASA Holdings, our wholly owned subsidiary, entered into the Rizobacter Call Option Agreement. On March 14, 2019, we exercised the Rizobacter Call Option to acquire an additional 29.99% of the capital stock of Rizobacter, thereby becoming owners of 80% of the capital stock of Rizobacter.

With 43 years of history, Rizobacter, which we acquired in 2016, has developed a leading global position in biological products and a leading ag-input channel for high-value products. Prior to the Rizobacter Acquisition, we developed a partnership relationship with Rizobacter through jointly-owned Bioceres Crops S.A. (formerly Semya), a product development initiative focused on identifying customized seed treatments for our EcoSeed products. The Rizobacter Acquisition has allowed us to combine Rizobacter’s experience in microbials with our pre-existing pipeline of germplasm and trait assets and provides us a unique position in biological assets for key row crops, which represent one of the most difficult sets of assets to develop within the ag-input value chain, resulting in one of the highest-value segments within the sector. Additionally, Rizobacter’s 43-year commercial history in the ag-input market provides a unique platform that facilitates the commercial launch of new products and the continued development of our pipeline of innovations.

Monsanto-Led Investment

In April 2016, our Parent entered into a convertible loan agreement with Monsanto (through Monsanto Argentina, S.R.L.) and BAF, as a financial investor, pursuant to which promissory notes were issued granting Monsanto and BAF participation rights to subscribe to a total nominal value of US$17.55 million of our Parent’s shares in a future qualified or non-qualified financing, and received US$15 million net proceeds, after applying a 17% subscription discount. In March 2018, 2,218,710 ordinary shares of our Parent were issued to Monsanto and BAF, which terminated and released all of our debt obligations under the convertible loan agreement, as well as the related promissory notes and the related participation rights agreements.

Our Business Model

Our business model is driven by three key pillars: technology sourcing, product development partnering and production and market access.

Technology Sourcing

The technology sourcing stage of our business model involves identifying and collaborating with leading academic and independent research institutions at the early stages of technology development.

We employ an open-architecture approach to technology origination which involves identifying and accessing promising technologies from third parties and forming strategic and capital-efficient partnerships that leverage each party’s capabilities to quickly bring innovations to market. By leveraging the discovery efforts of leading global research institutions and scientists with whom we have developed and maintained strong relationships, we are able to reduce the risks and expenses associated with biotechnology discovery and development and increase our ability to develop multiple products.

We also entered into R&D services agreement with INDEAR, our Parent co-owner technology sourcing subsidiary and product development subsidiary, for any technology INDEAR develops or sources concerning crop productivity. INDEAR searches for collaborators who are pursuing innovative technological concepts that are consistent with our business strategy and have generated promising preliminary evidence, but have yet to be validated for their intended purposes. In these collaborations, INDEAR employs its advanced biotechnology capabilities and specialized know-how to leverage the technology discovery process already undertaken. These technology sourcing activities are mainly financed through public grants and other capital efficient sources meant to limit financial exposure.

Product Development Partnering

The product development partnering stage of our business model involves identifying and collaborating with strategic partners and creating joint ventures to develop and bring products to market. We have created an extensive network of regional and international relationships in the agricultural sector, from which we source partners for our product development initiatives. In selecting a partner, we look for internationally-recognized entities that can provide complementary funding, technology, sourcing, product development capabilities, intellectual property and market access. For more detail about the “proof of concept phase,” see “—The Technology Sourcing and Product Development Timeline and Process.”

Production and Market Access

The production and market access stage of our business model focuses on leveraging our shareholder base and proprietary sales channels to access and establish multiple pathways to markets and maximize market reach, and to develop innovative technologies. Once a technology obtains the required regulatory approvals, we, our joint ventures or our technology licensees commercialize products that employ such technology and sell them to global end-users through our shareholder base and proprietary sales channels. We also complement our direct sales efforts by licensing our technologies to other companies for inclusion in their products or production systems. This complementary approach seeks to widen the presence of our technologies in the global agriculture market and increase our revenues.

The Technology Sourcing and Product Development Timeline and Process

The technology sourcing and product development process for our products and technology, generally include the following phases: discovery, proof of concept, early development, advances development, pre-launch and product launch.

Below is a description of the relative cost, risk and approximate expected timing for each of the phases of technology sourcing and product development for the full cycle of a project based on biotechnology traits.

The development and integration of technologies into products that can be commercialized is a lengthy process, which varies depending on the complexity of the technology being developed and the type of crop involved. Furthermore, the length of the technology development process impacts the uncertainty of successful product development outcomes. For example, during the technology sourcing and product development process, a technology may fail to address the performance criteria required in order to advance to later development stages or the development of a certain technology may be affected by changes in the competitive landscape.

The below chart sets forth an annual estimated timeline for the development of biotechnology traits (GM and Non-GM) and biological-based products, based on the phases described above:

The estimated timeframes of phase duration are based on our experience and estimates. The phases may overlap during the product development cycle and the total development time for a particular product may be longer or shorter than the duration presented above, depending on a range of factors including the type of crop and trait involved and the resources available or devoted to our development of the product. For example, although the process for developing seed traits or biological seed treatments is relatively similar, the two differ significantly in terms of development timelines. Obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for biological seed treatments.

Discovery

The first phase in the technology development process is discovery, or the identification of candidate genes or genetic systems, metabolites, or microorganisms that are potentially capable of enhancing specified plant characteristics. For the most part, we rely on collaborators, such as leading research institutions or private research groups, to perform this early-stage discovery work, and we then advance the work through our technological platforms and processes. It is at the discovery phase that we generally negotiate our rights with respect to the intellectual property generated by our third-party collaborators, which can include partial ownership and exclusive licenses for commercial development. The discovery phase typically lasts 18 months, although it may range from as few as six months for microbial solutions to as many as 36 months for plant GM traits.

Proof of Concept (Phase I)

Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to a phase referred to as “proof of concept.” In this phase, the technologies are integrated into, or tested in, target organisms to verify their efficacies using greenhouse trials, field trials, or both.

The goal of the proof of concept phase is to validate a technology within the targeted organism before moving forward with technology scaling-up activities or extensive field validation, which minimizes risk of investment in technologies that may not prove viable. The proof of concept phase is typically conducted by us as part of our research collaboration with relevant groups and represents the last phase of our technology sourcing collaborations. We and our Parent generally file for intellectual property protection at this stage. See “—Intellectual Property.” In our experience, the proof of concept phase typically lasts 36 months, although it may range from as few as six months for a microbial solution to as many as five years for plant GM traits.

Early Development (Phase II)

The goal of the early development phase is to identify the best use of a technology and to define our performance concept. The critical point at this phase are field trials, for both biotechnology traits and microbial-based solutions. Field tests are expanded to evaluate various permutations of the technology in multiple geographies, growing cycles, conditions, application rates and other characteristics that allow us to draft the first MVP (Minimal Viable Product) of the technology.

At the end of the early development phase and before initiating the most capital-intensive stages of product development, we typically identify strategic partners for further development of our technologies. For collaborations involving multiple technologies within a pipeline, we often create new entities or joint ventures with our strategic partners. Examples of such joint ventures are Verdeca, Trigall Genetics and Synertech, dedicated to soybean, wheat technologies and microbeaded-fertilizers respectively. Single or limited product development collaborations are often structured using framework agreements.

Advanced Development (Phase III)

In the advanced development phase, extensive tests are used to demonstrate the effectiveness of the technology for our intended purpose. In the case of GM traits and microbial-based solutions, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of the technology. For solutions involving microbial fermentation, industrial-scale runs are conducted. In Argentina and some other countries in South America, we are primarily responsible for undertaking this phase of product development. Similarly, our strategic partners usually lead the advanced development and regulation activities in other markets in connection with the applicable contractual arrangements.

The advanced development phase typically lasts about 24 months, with some projects requiring substantial regulatory data taking as many as three to five years.

Pre-Launch (Phase IV)

The pre-launch phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology being developed. The range of activities in this phase includes pre-commercial production, seed increases, and product and solution testing with select customers. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase. In Argentina and some other countries, we are responsible for this phase of product development, while pre-launch activities in other markets are primarily undertaken by our strategic partners. The pre-launch phase may last up to 24 months.

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

Our Segments and Key Products

We divide our business into the following three principal segments: crop protection, seed and integrated products, and crop nutrition.

Crop Protection

Our key crop protection products include high-tech adjuvants as well as a full range of pest control molecules and biocontrol products.

Adjuvants

Adjuvants increase the drop surface tension of the pest control molecules when applied on the leaves of plants. Adjuvants are used in tank mixes to facilitate the application and effectiveness of active ingredients, such as insecticides, leading to better performance, less chemical environmental pressure and lower residue levels. We distribute Silwet, a well-known high-end silicone-based adjuvant, and are currently developing microbially-enhanced adjuvants in partnership with other companies.

Insecticides and Fungicides

We offer a full range of pest control molecules tailored for specific crops. In partnership with Syngenta, we are in the process of formulating and commercializing new stand-alone seed treatments, including fungicides and insecticides, that reduce disease and pest pressure during crop establishment. We hold a leading market position for such products, with an estimated 25% market share in Argentina in 2019 and 2020. Furthermore, we are pursuing the development and commercialization of health and nutrition microganisms, including biological fungicides formulated as seed treatments that control and restrict the growth of pathogenic agents in wheat and barley.

Seed and Integrated Products

The key products of this segment include seed traits, germplasms and seed treatment packs for healthier and higher yielding crops.

Seed Traits

Our seed trait effort is primarily focused on improving plant yields by increasing plant tolerance to abiotic stress, such as drought or soil salinity. This effort is also enhanced by a secondary focus on crop protection and quality traits. We gain access to these technologies through our Parent’s collaboration with the original developers of the technologies or by co-developing new events with our partners. Our most advanced technology in the seed trait area, HB4, helps increase yields by an average of 10% to 20% for soybean and wheat crops under various growing seasons and conditions, including sporadic drought episodes. HB4 is also able to provide higher yield without adversely impacting yields in optimal growing conditions, which is a distinct and important factor compared to other stress tolerance technologies. HB4 has been approved for use in nearly 80% of the world’s total soybean acreage, including in Argentina, Brazil, Paraguay and the U.S., with regulatory submissions currently under review in China, Paraguay, Bolivia, Uruguay, Canada and India. Following the end of the year, Argentina’s Ministry of Agriculture granted approval of the Company’s HB4 wheat technology for growth and consumption, contingent upon receipt of import approval in Brazil, which purchases slightly more than 85% of its wheat from Argentina. Argentina is Latin America’s largest wheat producer and the world’s first country to adopt HB4 drought tolerance technology for this staple crop. Submissions for approval for use of HB4 in wheat production have been initiated in Brazil, Uruguay, Paraguay and the U.S.

The charts below show the results of field trials for HB4 wheat and HB4 soybean across varying yield environments.

Germplasms

We currently breed germplasms for soybean and wheat and we plan to advance our elite germplasms by delivering these technologies using proprietary channels. Our soybean breeding program, operated through our joint venture, Verdeca, produces varieties that are registered or are in the process of being registered in Argentina, Uruguay, Paraguay, and South Africa. Our wheat breeding program is operated through our joint venture, Trigall Genetics, which has exclusive rights to the breeding program of Florimond Desprez, a global leader in wheat genetics.

Seed Treatment Packs

Seed treatment packs comprise high value-added products, produced and commercialized by our subsidiary Rizobacter in partnership with Syngenta Seedcare, which are our flagship soybean products comprising proprietary inoculants and fungicides. We also offer certain variations customized for peanuts, beans and chickpeas. In addition, we are pursuing the development of next-generation biologicals, particularly for seed treatments tailored for specific germplasms, seed traits and environment combinations.

Crop Nutrition

Our main crop nutrition products include inoculants, biofertilizers and microbeaded fertilizers.

Inoculants

Inoculants are biological fertilizers, broadly using nitrogen-fixing bacteria, which promote growth of leguminous crops such as soybeans and alfalfa. We hold a leadership position in sales of soybean inoculants, with approximately 21% global market share as of June 30, 2020, based on our internal data. We are currently developing our next generation of inoculants, including Bioinductor 2.0 and Extended-Shelf-Life products for professional seed treatment businesses. Additionally, we are developing new biofertilizers, such as plant-growth promoting rizobacteria, for wheat, corn, chickpeas and peas.

Microbeaded Fertilizers

We produce and commercialize fertilizers based on formulated micro-beads. As these fertilizers can be applied next to the seed at planting, lower doses (three times less volume) are required than conventional fertilizers, resulting in logistical efficiency and environmental benefits, such as preventing contamination of nearby lakes and streams. Currently, our production is focused on Microstar PZ, a starter fertilizer that provides nitrogen, phosphorus, sulfur and zinc to different crops, by allowing immediate nutrient availability and uptake by plant seedlings.

The following table sets forth the key products, growth drivers, revenue and gross profit, key markets and selected commercial partners for each of our segments:

	Key Products	Growth Drivers	Total Revenue and Gross Margin (Year Ended June 30, 2020)	Selected Commercial Partners
Crop Protection	Adjuvants Pest control molecules	Adjuvant expansion in Brazil and Paraguay. Manufacturing capabilities + Registration approvals	US$94.2 million 43% Gross Margin	Momentive Syngenta

Seed & Integrated Product	Seed treatment packs Seed germoplasm	EcoWheat EcoSoy	US$29.5 million 61% Gross Margin	Don Mario Dow Agrosciences Syngenta TMG

Crop Nutrition	Micro-bead fertilizers Inoculants	Ramp-up of installed 50kt micro-beaded fertilizer plant	US$49.4 million 42% Gross Margin	De Sangosse Syngenta Valent BioSciences

Note:—

(1)	Gross margin is calculated as total revenue minus cost of sales, divided by total revenue.

Sales and Marketing

Our business model is based on a multi-channel sales structure of (1) direct sales to distributors and end-users via our proprietary sales channels, and (2) non-exclusive licensing of commercial technology to third parties directly or via our joint ventures for incorporation into non-proprietary products.

Rizobacter

Rizobacter commercializes crop nutrition and crop protection products with more than 640 distributors across the globe, including in Argentina, Brazil, Paraguay, Uruguay, Bolivia, Colombia, USA, Europe (France, Germany, Italy and Russia, among others) and South Africa. Rizobacter is positioned as a South American leader for certain products, such as soybean inoculants, seed treatment packs, adjuvants, and pest baits where it accounts for 26%, 27%, 27% and 50% of Argentina’s market for each of these product categories, respectively.

As of June 30, 2020, international sales accounted for 24% of our total sales, as the Company continued to effectively execute its international expansion strategy. In addition to distribution network sales, Rizobacter directly caters to other businesses, particularly large end-users, which include growers who have operations exceeding approximately 10,000 hectares or seed companies that use Rizobacter products in professional seed treatment products or for other needs. As of June 30, 2020, sales made directly to large end-users accounted for 12% of our total sales.

Bioceres Semillas

Bioceres Semillas is our proprietary commercial channel for seeds and integrated seed products, including leading wheat and soybean varieties, selling to a number of distributors and end-users under the Bioceres Semillas brand. Since 2017, Bioceres Semillas has been operated by Rizobacter. This proprietary channel also serves as a competitive driver for third-party non-exclusive licensees of our technology in order to seek a rapid path to market.

Synertech Industrias

Synertech is exclusively focused on the commercialization of micro-beaded fertilizers within the crop productivity segment among major regional distributors, including the distribution networks of both partners (Rizobacter and De Sangosse), taking advantage of their extensive distribution capabilities. Synertech targets different geographies, at a global level, for product commercialization, including but not limited to major Latin American markets.

Third-Party Channels

We also rely on third-party channels for the commercialization of our proprietary technologies and licenses, either directly or through our joint venture companies, among participants in the biotech seed and agro-industrial market. We license such technologies to our joint venture partners and large companies active in the biotechnology and agro-industrial space, in each case for incorporation into non-proprietary products and subsequent sale to end-customers. Subsequent sales of any products incorporating our technology generate royalty income.

Third-party channels for commercialization and development of new soybean varieties in Argentina and Brazil include TMG and GDM seeds.

Customers and Contracts

Below is a description of our principal customers and contracts across our main segments.

Seed and Integrated Products

In the year ended June 30, 2020, we sold our seed and integrated products to customers in Argentina, Uruguay, France and South Africa, among other countries. Our top five customers in our seed and integrated products segment represented 20% of our total revenue in this segment for the twelve-month period ended June 30, 2020.

Crop Protection

In the year ended June 30, 2020, sales from our crop protection segment were made to customers in Argentina, Brazil, Paraguay, among others. Our top five customers in our crop protection segment represented 17% of our total revenue in this segment for the year ended June 30, 2020.

Crop Nutrition

In the year ended June 30, 2020, sales from our crop nutrition segment were made in Argentina, Brazil, Paraguay, Bolivia, United States as well as other international markets. Our top five customers in our crop nutrition segment represented 16% of our total revenue in this segment for the year ended June 30, 2020.

Market Opportunity

The latest Intergovernmental Panel on Climate Change Report indicates with high confidence that “Climate change, including increases in frequency and intensity of extremes, has adversely impacted food security and terrestrial ecosystems as well as contributed to desertification and land degradation in many regions”. At the same time, land use, including deforestation, agriculture, and ruminant livestock, account for one quarter of anthropogenic greenhouse gas (GHG) emissions. While climate change will have an impact on crop yields and nutritional value, decreased agricultural outputs will fail to meet food demand as the world’s population grows in the coming decades. Consequently, agriculture faces a major challenge: to enhance the resilience of global food systems and at the same time move toward carbon neutrality.

The unprecedented challenge of preserving our global environment today means we can no longer afford to increase agriculture production at a cost to environmental stability. This scenario leaves humanity with basically three avenues to reconcile agricultural productivity with environmental sustainability: reduce food waste, shift toward less meat intensive diets in the developed world, and use existing resources more sustainably.

Most studies agree that climate change’s impact on crop yields will be negative from the 2030s onwards and nearly half of those predict yield reductions greater than 10% beyond 2050.

In addition to mitigating production losses during drought conditions, HB4 technology facilitates double cropping, which seasonally rotates soy and wheat, an environmentally friendly farming system that is otherwise limited by water availability. When combined with soil regenerative practices, such as no-till farming, a share cropping system made possible by HB4 seeds captures more carbon than conventional growing practices. For each acre farmed per year, the resulting sequestration is equivalent to two months of carbon emitted by an automobile. Substantially higher crop yields through HB4 also reduce the need to expand agriculture’s global footprint, which often entails deforestation, while aiding in the reversion of fragile agricultural land back to native ecosystems.

HB4 is integrated with top-selling germplasms and branded as EcoSoy and EcoWheat, which combine other Bioceres biotechnologies, as well as health and growth promoting microorganisms contained in the Company’s integrated seed products. The standard industry approach follows a bundling approach, whereby traits are broadly incorporated into breeding programs, and then seeds, excluding hybrids, are treated by growers or distributors with standard fungicides and insecticides. Our strategy for proprietary products works differently. Instead of bundling products together, it co-develops seeds, germplasm and biological seed treatments for specific regions right from the start.

Events like HB4 can only be launched after a time-consuming breeding process to develop varieties that combine the technology and locally adapted, elite germplasm. We have been developing varieties that specifically target areas identified for maximum trait performance. In order to predict performance in all crop growing areas, we have developed a prediction model based on HB4 field data. The model considers historical yield data in each specific geographic area within each of key targeted countries and predicts the incremental yield of the HB4 technology.

According to the Foreign Agricultural Service, USDA, our key markets in the Southern Cone for EcoWheat comprise approximately six million hectares of wheat planted per year, including Argentina, Latin America´s largest wheat producer and the world’s first country to adopt HB4 drought tolerance technology for this staple crop. For EcoSoy, Argentina, Brazil and the United States, represent roughly 80% of the global soybean production footprint.

In order to seize the opportunity ahead, we obtained the official wheat and soybean production statistics of each county in each of the aforementioned countries between 2011 and 2016. We used the average yield data to estimate the yield benefit that HB4 could have produced. We then used the average price of soybean and wheat for the ten-year period ending in 2016 to calculate the expected monetary benefit.

Subject to the conventional non-binary biotechnology solutions pricing scheme, where 75% of the value creation remains on-farm and 25% goes off-farm, the maximizing of the price times quantity equation will define the demand and supply equilibrium for the technology. We clearly expect the target area to find higher correlation within the more drought prone areas, highlighted in darker blue in the heat maps above. The testing network for the breeding program was specifically designed to validate the performance of the HB4 varieties in the target areas.

Although there are pending approvals, we have initiated a program, named “HB4-Program”, initially oriented to multiply seeds with select growers. In addition to multiplying seed quantities, the program is designed to further evaluate product performance, determine product positioning, and conduct field days to showcase the EcoSeed products to different stakeholders within the agriculture industry. Under the HB4 Program, we provide other production technologies to participating growers. Additional inputs to EcoSeed are also contributed, particularly products from Rizobacter´s portfolio that further reduce a grower’s carbon footprint under the program. For this purpose, microbeaded fertilizers that “spoon-feed” crops or high-tech adjuvants that that reduce the need for agro-chemicals are of great value.

The HB4 Program employs robust, closed growing systems that are combined with a high level of traceability through state-of-the-art digital farming technologies and strong stewardship, to ensure environmentally friendly farming practices. Initially, growers sowing EcoSeed will have access to a satellite-based crop image app, a weather monitor app and a crop scouting app. The purpose of these apps, particularly the crop image app, is to provide a tool to observe performance differences between fields planted with the EcoSeed and a control group of neighboring fields without the technology package. At this stage of the product development process, the digital apps are designed to provide customer support.

The digital apps included with EcoSeeds under the HB4 program are expected to become the initial digital contact between us and growers. The platform can facilitate recording field activities and equipment data integration as well as refine our products’ positioning based on field performance. It is expected that the digital interaction will provide traceability for an identity-preservation production system in the future.

We have been showcasing the HB4 technology in a series of field days and by participating in major agriculture trade shows and conferences in our main geographic markets. One of the initiatives during these events was the introduction of the HB4 Program, consisting of farmers registering to became early adopters of the HB4 technology for either or both wheat and soybean. As a result of this program, today we have a waiting list of growers willing to plant the EcoSeed products to cover our 2019-21 seed ramp-up projections. Growers participating in the program are selected based on (1) field location; (2) historical relationship with our ecosystem; and (3) sustainable farming practices, with priority given to AAPRESID ASC (Sustainable Certified Agriculture) certified farmers.

The identity-preservation production system requires having contracts with growers committed to maintain the identity of the crop under a full seed production offtake agreement. If seed quality standards are met, the seed will be stored for the following planting season. However, not all the production will qualify as seed and there will be grain available. The system will include a contract with processors that will be willing to process the qualifying grain and channel it to a selected market. Managing the production system logistics as well as the contractual requirements with farmers, processors and seed treatment plants will require a dedicated team.

In preparation for the commercial launch of HB4 drought-tolerant wheat varieties, Bioceres planted, during the winter crop season in Argentina, approximately 7,000 hectares to ramp up seed inventories, following 400 hectares planted in the fiscal fourth quarter of 2019. Our ramp-up of HB4 drought-tolerant soybean varieties remains on track, with more than 20,000 hectares currently reserved for planting during the upcoming summer crop season in the Southern Cone, compared to 3,000 hectares during the same period last year.

The HB4 Program can also be used as the exclusive grain source for grain processors during early commercial stages. Finally, we believe HB4 can evolve into a consumer brand. Our EcoWheat and EcoSoy products will enable food production companies and retailers the opportunity to offer consumers foods that are carbon neutral, in addition to other environmental benefits they increasingly desire. Importantly, the value proposition of the technologies we deliver on farm is such that there is no need to translate sustainability into higher costs for consumers, making sustainable foods widely accessible

The information above regarding the market opportunity for HB4 EcoSoy and EcoWheat is not fact and should not be relied upon as being indicative of future results. Readers of this report are cautioned not to place undue reliance on the potential market opportunities. No independent third party has compiled, examined, or performed any procedures with respect to the potential market opportunities related to EcoSoy and/or EcoWheat, nor has any third party expressed any opinion or any other form of assurance on such information or its achievability, and no independent third party has assumed responsibility for, or claimed any association with, the potential market opportunities. Inclusion of the potential market opportunities in this report should not be regarded as a representation by any person that the results contained in the potential market opportunities will be achieved. We do not intend to update or otherwise revise the potential market opportunities to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, we do not intend to update or revise the potential market opportunities to reflect changes in general economic, industry or technological conditions. Additional information relating to the principal assumptions used in preparing the potential market opportunities is set forth below. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Certain estimates of market opportunity included in this report are based on assumptions that are inherently uncertain and subject to risks and uncertainties that could have a material adverse effect on our business, operating results and financial condition,” for a discussion of various factors that could materially affect our financial condition, results of operations, business, prospects and securities.

Competition

The market for agricultural biotechnology products is characterized by intense commercial and technological change and we face significant direct and indirect competition in each of our business segments. The crop productivity sector is highly competitive and includes large companies, such as, Bayer, BASF, Corteva, Novozymes, and Syngenta AG, as well as smaller companies like ours. In order to provide customers with the most advanced products, companies in the crop productivity sector must continuously invest substantial resources in the development of seeds, seed traits and agronomic methods and products. Large companies that have access to a broad range of germplasm as a platform for trait commercialization have a key competitive advantage in this sector.

Despite Rizobacter’s leading position in the inoculant business, it is a highly competitive market. In 2011, Novozymes acquisition of Nitragin positioned it as the second largest player in the sector, representing a 15% market share according to internal projections. Similarly, Bayer’s acquisition of Biagro in 2014 positioned it as the fourth largest player in the sector, representing a 7% market share according to internal projections. Other important competitors include Nova and Becker Underwood, each of which represents a 11% or less market share according to internal projections

Competition in the seed and integrated products sector extends to each of the components that we provide for our integrated products. We face competition for our seed traits from other companies, such as Evogene Ltd., that engage in R&D and license technology to customers. We also face competition for our proprietary germplasm from other seed producers who produce their own germplasm, such as Don Mario.

We believe that the key competitive drivers in the crop productivity industry are proven performance, customer support and value of the product, which encompasses the price of the seed as well as pre- and post-sale support to secure overall customer satisfaction. We believe that our long track record as a technology provider, as established through the Rizobacter group of brands, our strong relationships with growers in South America, and our reputation for using advanced science and technology in the development of innovative products provide us with a strategic advantage in the markets in which we compete. As a result of the integrated and specialized products and services we offer, our principal competitors are, in many instances, some of our third-party collaborators, joint venture partners and clients. We believe that in order to stay competitive and maintain our leadership position we must continue to offer access to market-ready platforms to our third-party collaborators, joint venture partners and clients in order to achieve R&D goals in mutually beneficial ways.

Intellectual Property

Our success depends in large part on our ability to obtain and maintain intellectual property and proprietary protection of our products and technologies related to our business, defend and enforce our intellectual property rights (in particular our patent rights, plant variety, trademarks and trade secrets), preserve the confidentiality of our intellectual property and operate without infringing valid and enforceable intellectual property rights of others.

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

Our licensed and owned patents for the HB4 family expire in 2039 and 2040, respectively, for the Coxc5-1 family in 2025 and for the HB10 family in 2026. We are the exclusive sublicensees and non-exclusive licensees of the following patents: rGRF3 technology patents which expire in 2033; NUE technology patents which expire in 2026; WUE technology patents which expire in 2030; TREF technology patents which expire in 2028; herbicide resistant patents which expire in 2028; LXR®, a delayed senescence technology which expires in 2028; Intacta RR2 PRO technology, which expires in 2032; ZFP® technology, which expires in 2033; and UHC technology ultra-highly concentrated bacterial liquid soybean inoculant technology, which expires in 2040.

In 2003, our Parent entered into an Hahb 4 research and development agreement with CONICET and the National University of the Litoral, under which they became equal owners of the patents derived from their research activity regarding the Hahb 4 gene, which we refer to as the 2003 Hahb 4 patents. Under this agreement, that was subsequently amended in 2010, our Parent financed the Hahb 4 research activities performed by CONICET and the National University of the Litoral in exchange for an exclusive license to commercially exploit their rights in the 2003 Hahb 4 patents. Other than the commercialization of a promoter element used in connection with our HB4 modified gene trait, we do not expect to commercialize the Hahb 4 technology or 2003 Hahb 4 patents. The Hahb 4 promoter element can be used to initiate expression of the modified HB4 gene.

In 2012, our Parent entered into a separate agreement with CONICET and the National University of the Litoral for the ownership and licensing rights of additional patents for development of our modified HB4 gene trait, which we refer to as the 2012 HB4 patents. Pursuant to this agreement that was subsequently amended in 2020, our Parent owns 40% of the 2012 HB4 patents, and CONICET and the National University of the Litoral each own 30%. In addition, CONICET and the National University of the Litoral granted the Parent an exclusive license to commercially exploit their respective rights in the 2012 HB4 patents. The license related to additional patents under the 2012 agreement will remain in force until the expiration of the last 2012 HB4 patent in 2033, unless terminated earlier in accordance with the terms of the agreement.

The main countries in which we seek patent protection are in the United States, Brazil, Argentina, Australia, India, China, Mexico and certain other countries in South America and Europe.

As of the date of this report, we, in our capacity as sublicensee (either as exclusive or non-exclusive licensee), have 219 patents and patent applications concerning technologies such as improved yield, drought tolerance, increased performance in high saline environments, NUE and WUE technologies and herbicide resistance, Intacta technology, ZFP® and UHC technology for use in our products. In some instances, our sublicenses are limited in terms of duration, geography and/or field of use.

We seek additional protection of our seed and germplasm intellectual property through PVP certificates, which preserve a variety owner’s exclusive rights to sell, reproduce, import, and export a plant variety and our seed. The duration of PVP protection varies among jurisdictions and is 20 years from the time of issue in the United States and 20 and 15 years from the time of issue in Argentina and Brazil, respectively. As of the date of this report, we do not have PVP certificates in the United States. In addition, in Argentina, we have received, as owner and/or as licensee, registrations with the RNC (Registro Nacional de Propiedad de Cultivares) for 30 wheat varieties, 22 soybean varieties and two sunflower varieties, all of which are authorized for our marketing in Argentina. We are currently seeking registration with the RNC (Registro Nacional de Propiedad de Cultivares) for 42 soybean varieties. We have also received the registration for 10 soybean varieties and 6 wheat varieties in Uruguay, one soybean variety in South Africa, one soybean variety in Paraguay and one soybean variety in Bolivia. We are currently seeking registration for two additional wheat varieties in Uruguay, two soybean varieties in Bolivia and two soybean varieties in Paraguay.

We seek to protect our non-patent intellectual property, such as know-how and regulatory data, through contracts and confidentiality agreements. Know-how generated by the activities of our companies is protected by specific services agreements or employment agreements. Employment agreements include undertakings regarding confidentiality and assignment of inventions and discoveries. Our regulatory data is protected by standard confidentiality and data protection mechanisms. We have 25 trademarks and 9 trademark applications in Argentina, Brazil, the United States and Uruguay, including Biosem, BIOX, HB4, ECOSEED, ECOWHEAT, ECOSOY, ECOSOJA and ECOTRIGO. Rizobacter has 346 trademarks and applications in Argentina and 302 trademarks and applications abroad, in Brazil, China, the United States, Uruguay, Turkey, Pakistan, Paraguay, Peru, Mexico, Colombia, Chile, Canada, Bolivia, South Africa, India and the EU. These include RIZOBACTER, RIZOSTAR, RIZOOIL and SIGNUM, which is a single-component bio-inducer for soybeans that maximizes their ability to generate nitrogen, RIZOSPRAY Extremo, which is a last generation adjuvant that enhances the effects of the active ingredients to be sprayed on crops, RIZOFOS, which increases the availability of phosphorus in soil and acts favorably on root development, RIZOLIQTop, which is a bacterial inoculant that boosts metabolic and physiological performance of bacteria, RIZOPACK, which includes integrated products that deliver a combination of seed therapies and/or bacterial protectants, and RIZODERMA, a Trichoderma harzianum based fungicide.

We will continue to file and prosecute patent, PVP certificate and trademark applications in the United States and foreign jurisdictions, as well as maintain trade secrets as is consistent with our business plan, in an ongoing effort to protect our intellectual property.

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

Employees

As of June 30, 2020, we had 447 employees, of which 7.82% were involved in technology sourcing and product development. Our team’s expertise extends across multiple disciplines, including experts in biology, chemistry, plant genetics, agronomics, mathematics, computer science, process engineering and other related fields.

Our employees are located mainly in Argentina. The table below shows our employees by role, as of the dates indicated, and does not include employees of our research collaborators or joint venture partners.

	As of June 30,
	2020	2019	2018
Management, administrative and sales	412	372	346
Research and development services	35	37	38
Total	447	409	384

Insurance

We maintain customary insurance policies that we consider to be in line with market practice and adequate for our business. Our principal insurance policies are personal injury (as mandated by Argentine labor law), civil liability, fire, theft, car, transport, credit, work injury risk, and bond insurance entered into in connection with grants received. We do not maintain product liability insurance coverage.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition, or results of operations, other than the proceeding described in “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—Contingent Fee Payment of US$17.3 Million Related to Precautionary Measure (Medidas Cautelares) in Connection with Rizobacter Acquisition.” As of the date of this report, we are involved in one material legal proceeding, as referenced above, and we do not face any claims of possible intellectual property infringement. We may become involved in material legal proceedings in the future as part of the ordinary course of our business.

Competitive Strengths

Our diversified platform generates revenues through multiple technologies, customers, distribution channels and end-markets, providing us with a profitable growth trajectory. Our key competitive strengths include:

Premier Agricultural Solutions Provider with Flagship Position in Latin America

As the first non-governmental Latin America-based entity with an approved biotech event in a major global crop, we consider ourselves to be the pioneer in the agriculture biotechnology industry in Latin America. Moreover, our Parent is the first company in the world to develop a drought tolerance technology for soybean and wheat cropping systems. A combined experience of 43 years has allowed us to become and maintain our position, not only as a reference entity for governmental agencies and policy-makers, but also as a leading choice for partnerships with global agriculture conglomerates. We are a founding member of the Argentine Chamber of Biotechnology and one of a handful of selected companies collaborating with the Argentine Department of Science, Technology and Productive Innovation in the design of research grants aimed at our sector. Federico Trucco, our Chief Executive Officer, is currently the President of the Argentine Chamber of Biotechnology. We are a frequent and leading participant in all major forums dedicated to our industry and a prominent representative of our sector.

Proven Platform with a Successful Track-Record in Sourcing, Developing and Commercializing Key Biotechnologies

With our combined 43 years of experience, we and our subsidiaries have created our proprietary platform for sourcing, validating, developing and bringing key technologies and products to market.

We source our technologies and products through various partnerships, collaborations and long-standing relationships with research institutions and scientists. Our Research and Development pipeline is focused mainly on developing biological products that improve crop performance while reducing adverse environmental impact. With more than 50 ongoing projects, we develop biotechnology traits, biofungicides, bio-stimulants, inoculants, soybean and wheat varieties and improve the efficiency of adjuvants and microgranulated fertilizers by combining them with biological inputs. Our EcoSeed projects develop integrated products for soybean and wheat that comprise several technologies and are targeted to specific geographic regions. During the technology sourcing process, our Parent designs and develops an efficient open architecture model that allows the scientific community (public institutions, other companies, entrepreneurs, etc.) to actively and productively interact with it. As of December 2019, our ecosystem had more than 30 collaborations and joint initiatives with various players on a global scale. Our collaboration network includes projects with both public institutions at national and international levels as well as with other companies in the private sector. Furthermore, two of our most valuable products (HB4 and Rizoderma) were incubated through such collaborations.

We have also entered into various collaborative product development and distribution agreements, including with: (a) Corteva, for the development of new seed traits in soybeans; (b) Momentive, for adjuvants; (c) Syngenta, for new seed treatments; and (d) Valent BioSciences, for microbials in the United States.

We manage our product development via various joint ventures and partnerships with leading participants in the global agriculture sector. We focus our efforts on developing products and technologies that address the specific requirements and demands of our global customer base and for some of the most globally prolific crops, such as soy and wheat, among others.

We have access not only to the largest distributors, cooperatives and dealers, but also to end customers through our well-established subsidiaries, divisions, partnerships and our shareholders. By selling our proven genetics, seeds and seed treatments on a branded basis, we believe we will continue to further strengthen our brand and strengthen our position globally.

Capital-Efficient, Risk Mitigated Development Model

Development and regulatory approval for our products and technologies requires a highly evolved and complicated process that can last between 12 to 14 years. Furthermore, capital allocation requirements can be onerous due to the expensive discovery activities usually associated with life sciences research and strict requirements for regulatory approvals.

We believe that we have created a highly-competitive and capital efficient, independent platform for developing such products and technologies. We consider our Parent to be the go-to partner for advanced validation of promising research leads developed by local research institutions in Argentina, most of which do not have the necessary capabilities for this purpose.

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

We enjoy a competitive advantage in commercializing our products, as we are able to leverage our strong industry relationships to bring our products to market faster than our competitors. We also facilitate the use of our technologies through licensing agreements and partnerships with global industry leaders, particularly in new markets with expanded regulatory requirements.

Patented and Well-Established High Impact Technologies and Integrated Products and as a Robust Pipeline of New Products and Technologies at or Close to Commercialization Phase.

We believe that our patent and trademark portfolio for plant-related biologicals is among the most competitive in South America. As of June 30, 2020, we have identified and sought patent protection in our capacity as either title holder or licensee, either as exclusive or non-exclusive licensee, to 211 patents or patent applications. In some instances, our licenses are limited in terms of duration, geography and/or field of use. We usually seek patent protection in the largest global markets for our products and technologies, including, the United States, Brazil, Argentina, China, India, Mexico, Australia and certain other European and South American countries.

We have registrations in Argentina for 30 wheat, 22 soybean, and two sunflower varieties and we are also seeking registration for an additional 42 soybean varieties. Our subsidiary Rizobacter has 346 trademarks and applications in Argentina and 302 trademarks and applications globally.

We also have a robust and innovative portfolio of products and technologies for all stages of crop development. Many of these technologies are at or close to the commercialization phase, such as EcoSoy and EcoWheat. This year we launched a new bio-fungicide for rice seed treatment.

Unique Ownership by Key Industry Influencers Leading to Early and Broad Adoption of Technologies and Products

The current ownership structure of our Parent is composed of more than 300 shareholders, including some of the largest farm operators, processors, distributors and commercial participants in the Latin American agricultural sector. Our Parent shareholder structure also includes founding members of AAPRESID and leading members of AACREA. These unique relationships not only allow us to quickly bring our products to market and integrate our technologies into the broad market by creating a proprietary distribution and commercialization channel, but also provide us with a highly desired early stage testing platform that allows us to receive direct market feedback in the testing process in order to vet and facilitate faster market penetration.

Highly Accomplished Management Team with a Unique Blend of Technical and Commercialization Experience and the Ability to Identify and Integrate Key Acquisitions

We believe we have a strong management team with a unique blend of executive, managerial, technical, commercialization and acquisition experience. We are able to leverage the experience of our management team not only to efficiently source and develop our technologies and products, but also to leverage their vast experience in commercial production, distribution, navigation of intellectual property requirements, and inorganic acquisitions to strategically grow our business.

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

Continue to Lead Development and Commercialization of New Agricultural Biotechnology Products in Existing and New Markets

We intend to build upon our diverse portfolio of crop productivity solutions by consolidating our position in biological assets, including microbial, seed trait and germplasm assets, and continuing to pursue an integrated approach in the development of superior yielding products. We intend to expand upon our direct reach to customers by offering additional high demand technologies, such as digital farming solutions and direct-to-consumer retail, which we believe will facilitate the adoption and subsequent sales of our products as well as achieve efficiencies to create additional value opportunities.

Scale-Up Production of Rizobacter Products to Accelerate Penetration in Crop Nutrition and Protection Markets

We have invested significant capital in the future development of specialty fertilizers and operate a micro-beaded fertilizer facility in Pergamino, Argentina. The facility began operations in January 2017 and increasingly supplies high-demand specialty fertilizers in Argentina and neighboring countries. At fiscal year-end 2020, installed capacity utilization of our micro-beaded fertilizer plant increased to 30% from 22%, with total production of 15,200 tons. With a focus on profitability, the Company is proceeding with discipline while calibrating the commercial strategy to widen market acceptance of this technical product.

We have a well invested asset base in Brazil, which includes an adjuvant production facility, in addition to product registrations in place, to sustain the execution of our international expansion plan.

Commercial Launch of EcoSeed Products to Drive Penetration of Seed Market

Given the near-term commercialization opportunity that HB4 and other seed technologies represent, we plan to integrate these solutions into customized seed products that represent a superior value proposition, with an initial focus on Latin America. EcoWheat and EcoSoy seeds integrate the uniqueness of HB4 stress tolerance into locally-adapted germplasms, customized with a seed treatment solution prescribed for specific environments. We believe that the product differentiation provided by our unique and varied technologies increase the value of our products for EcoSeed customers and will drive significant growth in this segment of our business. In the medium-term, we expect royalties from HB4 licenses to represent a significant component of our revenues, as this landmark technology is more broadly adopted through strategic partnerships and third-party channels.

Expand our International Business by Accelerating Registration and Sales of Products Through Multiple Subsidiaries

We consider ourselves to be a global leader in the biological market for agriculture inputs and have used this position to establish subsidiaries in Brazil, Paraguay, Bolivia, Uruguay, the United States, South Africa, and more recently, India, Colombia and France. We believe we can use our international footprint and sales force to continue to define our key brands by bringing our broader portfolio of crop productivity solutions to these markets. We expect international growth to be driven initially by continued growth in our traditional biological business, as well as by incorporating high-value adjuvants and crop nutrition solutions in the future. In the medium-term, we expect to leverage our leading distribution network to bring our integrated seed products and other crop protection and nutrition solutions to all of our current and target markets.

Pursue Strategic Collaborations and Acquisitions in Key Markets

We intend to continue working with our collaboration partners to bring our products to customers in key markets. We also plan to continue pursuing acquisitions and in-licensing opportunities to gain access to validated and important later-stage products and technologies that we believe to be a strategic fit for our business.

Industry Overview

Global Overview

The agricultural industry in the 21st century faces multiple challenges. The industry has to produce more food and fiber to feed a rapidly growing population with a smaller rural labor force, more feedstock for a potentially large bio-energy market, contribute to overall development in the many agriculturally dependent developing countries, adopt more efficient and sustainable production methods as well as adapt to climate change.

The U.S. EPA has confirmed that more extreme temperature and precipitation can prevent crops from growing. Dealing with drought could become a significant challenge in many areas of the United States, and although increased irrigation might be possible in some places, in other places water supplies may also be reduced, leaving less water available for irrigation when more is needed. According to the U.S. Global Change Research Program, climate disruptions to agricultural production have increased during the past 40 years and are projected to increase further over the next 25 years. By mid-century and beyond, these impacts will be increasingly negative on most crops and livestock.

Illustrating these disruptions, the charts below set forth freshwater resources per capita between 1967 and 2014, carbon dioxide emissions per capita between 1996 and 2014, and global average temperature anomaly between 1850 and 2019.

Demand for crop yields from agricultural lands are seeing a dramatic increase as a result of an increasing global population, an expanding middle class, the trend towards urbanization, a decrease in agricultural land per capita, demand for reduced use of environmentally harmful chemicals, and an increase in unfavorable weather patterns for farming. This demand cannot be met by conventional farming alone. Agricultural biotechnology products are the only currently viable avenue available to meet this expected high demand in crop yields.

According to the USDA, global demand for grains increased by more than 57% from 1.4 billion metric tons in 1980 to 2.2 billion metric tons in 2010. Furthermore, according to the Food and Agriculture Organization of the UN (“FAO”), this demand is expected to reach 2.8 billion metric tons in 2030. The increase in demand is primarily driven by population growth in developing countries and an expanding middle class. As household incomes rise, demand for protein-rich diets often increases and this drives additional demand for grains.

According to the International Service for the Acquisition of Agribiotec Applications (“ISAAA”), the shift in the composition of diets towards more meat consumption has led to an increase in demand for feed grains. The transition also increases demand for open land for cattle raising and grazing, making arable land increasingly scarce, and driving the growth in demand for high yielding agriculture products.

Due to the location of the remaining arable land worldwide and its uneven distribution, certain regions have been driven to produce a larger proportion of the required crop supply. As these trends continue, South America will present an interesting opportunity for developing and exporting crops, to meet growing demand.

The awareness of the significance of protecting soil and water (in general terms, the environment) has been increasing rapidly in recent years. As a result, especially conservation conscious growers have started to reduce tillage operations or move to no-tillage farming. Nowadays, 91% Argentina’s agricultural surface area is farmed under no-tillage. This practice has allowed the country to stop soil degradation issues by 90-96% and to reduce fuel consumption by 66%, constituting a complete solution from economic and environmental perspectives.

Argentina is among the most successful countries in terms of no-till adoption. The data shown in the charts below represent the evolution of no-till surface in Argentina from 1976 to 2017, measured by surface area (hectares) and adoption rate (%).

Source: “Update! Evolution of No Till adoption in Argentina” Santiago Nocelli Pac, Argentine No till Farmers Association (Aapresid), 2018

According to ISAAA, conventional crop technology alone cannot address the immense demand or feed the world’s growing population. Sustainable approaches using the best of conventional crop technology, such as use of the best adapted germplasms, as well as the best of biotechnology, are required in order to increase crop productivity enough to meet the growing demands associated with the increase in population. The rapid adoption of biotech crops reflects the multiple substantial benefits realized globally and in the last 20 years, with an accumulated 2 billion hectares of biotech crops grown commercially. Furthermore, in many countries, the adoption rate for biotech crops has reached over 90% for major products in principal markets in both developing and advanced economies.

Sustainable approaches using top of the line conventional crop technology, such as use of the best adapted germplasms, as well as the best of biotechnology, is required to meet crop productivity demands. The last 20 years of commercialization of biotech crops has confirmed that these have and can deliver substantial agronomic, environmental, health, economic and social benefits. More than 18 million growers in 26 countries have experienced the benefits of biotech crops, including increased productivity, conservation of biodiversity, ability to be self-sufficient on available arable land, mitigation of negative impacts of climate change, and overall improvement of their economic situation.

According to ISAAA, biotech crops were present in only 24 countries as of 2017, presenting a significant long-term growth opportunity in the sector as demand continues to rise. Approximately 19 of the countries with biotech crops are considered developing markets. In these countries, the estimated yield gaps exceed 50%, presenting a significant opportunity for improvement. Large agricultural companies, as well as smaller independent research firms, have invested billions of dollars to identify and commercialize high-value seed traits to sell to growers. Given the ability of these products to differentiate through yield performance, these markets have demonstrated stronger growth in sales than conventional seed sales.

The map below sets forth the global biotechnology crop hectarage in 2016:

In 2017, according to ISAAA, corn and soybeans represented a majority of the seed biotechnology market, making up approximately 87% of the global biotech seed market. The United States, Brazil and Argentina were the top planters of biotech seeds, with more than 150 million hectares under production of biotech crops. As of 2017, the adoption of GM varieties is above 90% for soybean, above 80% for corn and above 65% for cotton. Historically, the Argentine market has been quick to adopt biotechnology, as a result of the concentrated nature of farm groups as well as comfort with fast commercialization of new GM varieties.

The chart below sets forth the global adoption rates for different crops in 2017:

Source: IASSA, 2018.

The most attractive trait in biotech seeds for growers is herbicide tolerance, which accounts for approximately 47% of all seeds used. However, demand for stacked seed traits continue growing and accounted for 41% of seeds in 2017. The same number was registered in 2016 but related to a smaller planting area of biotech crops (185 MHa in 2016 and 190 MHa in 2017).

As more stacked traits seed varieties become available, growers will shift toward these to increase profitability. In response to this shift, technology developers are currently focused on stacked traits seeds, which represented 70.8% of the total 176 of approved events during 2017. The HB4 technology, a plant resilience non-binary event, is the best example of stacked traits seeds.

The charts below set forth biotechnology crops by trait:

Source: IASSA, 2018.

The aggregate economic benefits of biotech crops in the last 21 years account for an incremental US$186.1 billion to growers, according to ISAAA. Over 50% of these gains were in developing countries and the United States, Argentina and India were the top three beneficiaries.

Based on its economic gain to growers and the rest of the agricultural supply chain, biotech crops have been the fastest adopted agricultural technology over the last twenty years, increasing productivity by an aggregate 574 million tons.

As an example, the Argentine market has swiftly adopted biotechnology as a result of concentrated farm groups as well as comfort with the fast commercialization of new GM varieties. Adoption of GM crops in Argentina began in the mid 1990’s with a herbicide-tolerant soybean. The country is in an early adopter and is considered one of the six Founder Biotech Crop Countries alongside countries like the U.S., China and Canada.

The graph below reflects the adoption rates of GM crops in Argentina for the periods indicated:

Source: USDA Foreign Agricultural Service

In the United States, which is the top producer of biotech seeds, 75 million hectares were planted using biotech crops in 2018. The United States has an established history of rapid adoption rates of GM crops, typically reaching 65% to more than 90% peak penetration in ten years, driven by overall yield and productivity improvements of specific seed traits as well on-going consumer education and resulting acceptance.

The graph below reflects the adoption rates of GM crops in the United States for the periods indicated:

 Source: USDA

The global seed market has grown 85% in ten years to US$37 billion in 2016 from US$20 billion in 2006, per a 2017 report by Phillips McDougall. Also, GM seeds have grown in prominence, representing 55% (US$20 billion) in 2016, rising from only 29% (US$6 billion) of the global market in 2006. This increase of more than 330% in the market size of GM seeds underlines the increasing significance and need for agricultural biotechnology. In response, the Company is strategically targeting the GM seed and integrated seed submarket for its high-growth potential.

The graph below reflects the increase in the global seed market and the penetration of biotechnology crops for the periods indicated:

Source: Phillips McDougall, 2017.

The graph below reflects global biotechnology sales by crop and area of biotechnology crops by country:

__________________

Source: ISAAA, 2016.

Our Segments

Crop Protection Products

This segment consists of adjuvants and a full range of pest control molecules for seed treatment of specific crops. The adjuvants are used to increase efficiency when applying chemicals and therefore reduce application rates of active ingredients. Biological fungicides and insecticides also help reduce adverse environmental impacts of farming.

Crop Nutrition Products

The crop nutrition product segment includes nitrogen fixing bacteria that replace chemical nutrition sources, as well as micro-bead fertilizers that reduce application rates (by a factor of three) versus conventional fertilizers by enhancing efficiency and accuracy. This results in logistical efficiencies and environmental benefits.

Seed & Integrated Products

The seed and integrated product category includes seed sales and full seed treatment packs utilized to promote plant growth while reducing chemical nutrition and protection requirements. This segment also includes EcoSeeds combined with other biological assets that are used to create non-replicable seed products.

Plant biotechnology enables farmers worldwide to boost the profitability, productivity and sustainability of their farms. This creates a better quality of life for their communities by improving the local economy, provides consumers with high-quality nutritious crops, and protects the natural environment.

The Bioceres product suite helps reduce the ecological footprint associated with traditional farming through reduced water utilization, higher carbon sequestration and a lower requirement of agro-chemical products. At the same time, biotech seeds help farmers to better weather changing climates for agriculture and provide consumers worldwide with solutions that fight malnutrition.

Market Trends and Analysis

Crop Protection: Adjuvants

According to a study by Fortune Business Insights, the global agricultural adjuvants market size is estimated to reach a value of US$3.1 billion in 2020 and is projected to grow at a CAGR of 6.1% and reach a value of US$4.4 billion by 2026. The increasing need for green adjuvants, improving efficiency, and effectiveness of agrochemicals are some of the factors driving the growth of this market. By crop type, the cereals and pulses segment is projected to be the fastest-growing segment in the agricultural adjuvants market during the forecast period. The herbicides segment is estimated to witness the fastest growth in the agricultural adjuvants market, in terms of value between 2020 to 2026.

The increasing importance of precision farming and growing demand for crop protection chemicals is the key factor driving the global market for adjuvants. Increased awareness about the implication of aberrant usage of pesticides for the environment has received higher attention in the recent decade, since the application of crop protection chemicals has led to contamination of water bodies across various regions.

The Brazilian market is projected to witness strong adjuvant growth during the projected period of 2019-2026, due to the growing crop protection chemicals market along with the strong adoption trend of improved technologies in cultivation crops. North America, followed by Europe, are the largest markets for agricultural adjuvants at present, and they are expected to account for a significant proportion of the global market in the future.

Crop Nutrition: Specialty Fertilizers

Increasing awareness about farm resource management, affordability of farm inputs, and a focus on agricultural profitability factors have helped to drive the rapid expansion of specialty fertilizers usage, and these currently account for nearly 12-15% share of the global market for plant nutrition products. Growers’ increasing knowledge of the technical knowhow of fertilizer products and their usage has enabled them to seek better options to fulfill the nutrient requirements of a plant with a high level of nutrient use efficiency.

According to a study by Fortune Business Insights, the global market for “specialty fertilizers” (those that have some characteristic that distinguishes them from commodities) is expected to reach US$27.9 billion by 2025, growing at a CAGR of 7.2% between 2017 to 2025. Demand for specialty fertilizers has been increasing, as these are an effective alternative to conventional fertilizers, due to their lower impact on the environment.

Crop Nutrition: Inoculants

According to a study by MarketsandMarkets Analysis, the inoculants market is estimated to reach US$924 million in 2020 and is projected to account for US$1,207 million by 2025, representing a CAGR of 6.9% during the forecast period. In South America, countries such as Brazil and Argentina are projected to offer high-growth prospects in the coming years, as they are ranked among the largest producers of soybean at a global level, driving demand for inoculants in the region. However, the acceptance of agricultural inoculants is very low in most countries, such as India and China. Based on crop type, the cereals and grains segment is estimated to account for the largest share in the market in 2019.

Crop Nutrition: Biologicals

The global agricultural biologicals market size is estimated to have a value of US$8.8 billion in 2019 and is projected to grow at a CAGR of 13.6% to reach a value of US$18.9 billion by 2025. The increasing trend of sustainable agriculture in the global market, low residue levels, and supportive regulations are the key factors driving the growth of this market.

Global biopesticides led agriculture’s biological market, accounting for the largest share, with over 56% in 2019, and is projected to grow at a CAGR of 14.7% from an estimated value of US$4.3 billion in 2020 to reach US$8.5 billion by 2025.

Decades of cultivation practices using synthetic products for aggressive crop yield increases globally have led to a massive impact on underground water reserves and soil fertility. These factors have led to the increasing adoption of sustainable farming. The industry’s development is still in its nascent stage and the number of product approvals and investment in bio-ingredients is growing rapidly, which is expected to result in intense market competition in the future. Among the biological products, biofertilizers are gaining significant traction as they enhance the phosphorus and zinc absorption properties of plants as well as their resistance to pathogen attacks.

Key drivers for agricultural biologicals include stringent regulatory policies discouraging use of harmful agrochemicals, development of pest resistance against synthetic chemicals, and a shift towards sustainable agriculture. The major opportunity areas for the agricultural biologicals market include the adoption of agricultural biologicals in emerging markets such as China, Brazil, Argentina, India, Indonesia, and Philippines. Restraints impeding the market include lack of awareness among growers, lack of skilled personnel, unavailability of high-quality carrier materials, and short shelf life.

Cereals and grains applications dominated the global agricultural biologicals market with a share of 41.6% in 2019. This is attributed to growing demand for wheat, rice, corn, barley, and millet across the globe. Also, throughout several developing agricultural economies, such as Japan, Thailand, India, and Indonesia, as well as multiple Latin American countries, the need for effective technology related to bio-based product development is at its peak. This is mostly to boost the growth of several pulses and oilseeds in the respective regions to keep up with rapidly growing demand for these crops.

Seed and Integrated Products: Agricultural Biotech

The global agricultural biotechnology market size was estimated at US$89.89 billion in 2018 and is projected to grow at a CAGR of 7.07% until 2025. An increase in demand for new breeding techniques is expected to propel this market growth. This is supplemented by increasing penetration of biotechnology tools to create or modify traits of organisms, including plants, animals, and microbes, with respect to color, yield and size.

Biotechnology tools are gaining significant demand across agricultural applications. These include tissue culture and micropropagation, marker-assisted selection or molecular breeding, genetically modified crops and genetic engineering, molecular diagnostic technologies, and conventional plant breeding.

A rise in the adoption of GM crops globally is expected to drive this market. This is because genetic modification allows the production of feed and food crops with enhanced characteristics, such as high nutritional value, high yield, enhanced food-processing qualities, and resistance to diseases and insects. In many countries, GM crops have been adopted rapidly, and the market for insect-resistant, herbicide-tolerant GM seeds is among the growing sectors of the agricultural industry.

We believe that agricultural biotechnology and biologicals will continue to grow as the benefits of these technologies and products become more widely known and growers appreciate the similar efficacy to conventional chemicals while also addressing other issues such as pest resistance and environmental safety.

C.        Organizational Structure

Bioceres Solutions Corp. is a Cayman Islands exempted company.

The following diagram depicts our current organizational structure:

Bioceres SA (ARG)
100%
Bioceres LLC (USA)
63.7%
Bioceres Crop Solutions Corp (BIOX)
100%
100%
50%
Bioceres Semillas SA (ARG)
BCS Holding INC (USA)
Bioceres Crops S.A. (ARG)
50%
50%
100%
50%
Verdeca LLC (USA)
Trigall Genetics SA (UY)
RASA Holding LLC (USA)
80%
Rizobacter SA (ARG) & 9 international subsidiaries
50%
35%
Synertech SA (ARG)
INDRASA SA (ARG)

The following table identifies our main subsidiaries as of the date of this report:

Name	Country of Incorporation	Ownership Interest	Voting Interest
BCS Holding Inc.	USA	100%	100%
Rasa Holding LLC	USA	100%	100%
Bioceres Semillas S.A.U	Argentina	100%	100%
Bioceres Crops S.A. (formerly Semya S.A.)	Argentina	100%	100%
Verdeca LLC	USA	50%	50%
Trigall Genetics S.A.	Uruguay	50%	50%
Rizobacter Argentina S.A.	Argentina	80%	80%
Rizobacter do Brasil Ltda. (1)	Brazil	80%	80%
Rizobacter del Paraguay S.A. (1)	Paraguay	80%	80%
Rizobacter Uruguay (1)	Uruguay	80%	80%
Rizobacter South Africa (1)	South Africa	76%	76%
Comer. Agrop. Rizobacter de Bolivia S.A. (1)	Bolivia	80%	80%
Rizobacter USA, LLC (1)	United States	80%	80%
Rizobacter India Private Ltd. (1)	India	80%	80%
Rizobacter Colombia SAS (1)	Colombia	80%	80%
Rizobacter France SAS (1)	France	80%	80%
Synertech Industrias S.A. (1)	Argentina	40%	40%
Indrasa S.A. (1)	Argentina	25%	25%
__________________

Notes:—

(1)	Indirect interests held through Rizobacter. The indirect equity interest participation included in this table is 80% of the direct equity interest participation that Rizobacter owns in each entity.

D.        Property, Plant and Equipment

Our main manufacturing and distribution facilities are located in Pergamino, Argentina. Our manufacturing facilities include an approximately 2.1 million-gallon coadjuvants formulation plant, a production facility of liquid inoculants with an annual capacity of 6.6 million-gallons, a formulation plant of insecticides and fungicides with a production capacity of 530,000 gallons per year, as well as over 375,000 square feet of warehouse space for packaging and logistics.

In June 2016, we inaugurated our new 250,000-square foot fertilizer facility as part of our joint venture with De Sangosse. As of June 30, 2020, there was a 21% increase in production, amounting to 15,876 tons. We test and conduct trial runs of our key technologies at our main field station located in Pergamino, Argentina, which also has processing capabilities for foundation seed. We also operate facilities in Brazil and Paraguay and have sales offices or representatives in nine countries.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended June 30, 2020, 2019 and 2018, and the notes thereto, included elsewhere in this report.

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

Our costs are impacted by the stage of development of our products and technologies, requiring, for example, expenditures in the research, development, and regulatory phases of a product without corresponding flows of revenue until the time of commercial launch. Product development expenses may fluctuate from period to period and may also increase if we choose to accelerate certain product development programs or if we elect to take a greater role in the regulatory and commercialization process with respect to one or more of our crop productivity products in development incorporating our crop productivity technologies.

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

Effects of export taxes on our products

Since 2002, the Argentine government has imposed duties on the exports of various primary and manufactured products. The majority of such duties were suspended or subject to progressive reduction after the Macri administration took office in December 2015. In September 2018, general export duties were re-imposed and the progressive reduction of export duties on soybean products stopped. For example, a general additional export duty has been imposed on all exports of goods, levied on the lower of 12% of the good’s FOB value or AR$3 or AR$4 per U.S. dollar, depending on the goods.

On December 4, 2018, the Argentine Congress approved the budget bill for 2019 through Law 27,467, which amended the Customs Code to allow for duties to be applied to the exportation of services. In addition, the Argentine government was allowed to impose export duties of up to 30% until December 31, 2020. However, in case of services and goods that were not subject to export duties before September 2, 2018, the maximum rate was 12%. On January 2, 2019, the Argentine government issued Decree No. 1201/2018, which established an export duty on export of services at a rate of 12% with a maximum limit of pesos AR$4 per each U.S. dollar of the amount arising from the invoice or equivalent document. A service is deemed “exported” when it is rendered in Argentina, but it is effectively used or exploited offshore. Such utilization or exploitation is effective upon the first utilization or act of disposal of the service by the recipient even when, if appropriate, the latter intends such service for consumption.

In December 2019, the Solidarity Law established new maximum export duties of 33% for soybean, 15% for goods that were not subject to the payment of export duties as of September 2, 2018, 5% for agroindustry products of regional economies defined by the Argentine government, and 5% for industry goods and services.

On December 28, 2019, Decree 99/2019 was published in the Official Gazette to extend the application of duties on export of services until December 31, 2021 with a rate of 5% without limit. The new rate is in force from January 1, 2020.

As of February 29, 2020, crop exports were subject to export duties as follows: soybean and soy products 30%, corn, wheat, barley, sunflower and sorghum 12%, corn and wheat flour 9% and sunflower oil 12%. However, on March 4, 2020, the Argentine government issued Decree No. 230/2020 pursuant to which increased the export duties for soybeans and soy product from 30% to 33%, and reduced export duties for sunflower from 12% to 7%, for corn flour from 9% to 5%, for wheat flour from 9% to 7% and for sunflower oil from 12% to 5%.

In October 2020, the Argentine government adopted a series of measures seeking to promote production, exports and the liquidation of U.S. dollars from exports in the MULC, including the temporary reduction of export duties for soybean and soybean derived products through Decree No. 790/2020. However, such measures were not expected to have the intended results.

Effects of purchase price allocation

Since the Rizobacter Acquisition on October 19, 2016, we have consolidated Rizobacter into our group’s accounting, and applied rules related to accounting purchase price allocation, or PPA, that have significantly impacted our balance sheet and results since the acquisition date. PPA rules required us to revalue assets and liabilities at fair market value, including inventories, property, plant and equipment, intangible assets and investments in joint ventures, including Rizobacter’s 50% equity interests in Synertech and Bioceres Crops S.A. (formerly Semya). Our results of operations will be affected as the remaining revalued inventories are sold (recognizing a non-cash, non-recurring charge resulting in higher cost of goods sold related to the sale of those revalued inventories), the revalued property, plant and equipment is depreciated over its remaining useful life resulting in higher non-cash depreciation expenses, and the revalued intangible assets (including customer relationships, intellectual property and product registrations) are amortized over their remaining useful life resulting in higher non-cash amortization expenses.

Our results of operations for the year ended June 30, 2020 were affected by a PPA related non-cash charges principally related to R&D expenses and selling, general and administrative expenses of US$1.7 million related to incremental amortization and depreciation charges from revalued intangible assets and property, plant and equipment. Those effects were partially offset by an income tax benefit related to PPA for US$0.4 million. As of June 30, 2020, our consolidated statements of financial position included PPA valuation step-ups of US$5.5 million in revalued property, plant and equipment, US$22.8 million in revalued intangible assets, US$20.1 million in revalued investments in joint ventures and US$7.1 million in revalued deferred tax liabilities, as well as US$20.7 million of goodwill related to the Rizobacter Acquisition. Our results of operations for the year ended June 30, 2020 were affected by a PPA related non-cash charges principally related to R&D expenses and selling, general and administrative expenses of US$1.7 million related to incremental amortization and depreciation charges from revalued intangible assets and property, plant and equipment. Those effects were partially offset by an income tax benefit related to PPA for US$0.4 million. As of June 30, 2020, our consolidated statements of financial position included PPA valuation step-ups of US$5.5 million in revalued property, plant and equipment, US$22.8 million in revalued intangible assets, US$20.1 million in revalued investments in joint ventures and US$7.1 million in revalued deferred tax liabilities, as well as US$20.7 million of goodwill related to the Rizobacter Acquisition.

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

Macroeconomic conditions in Argentina

Argentina has historically been subject to inflation. According to the INDEC, the NUCPI increased 23.9% between January and December 2014 and 11.9% between January and October 2015. In 2014, based on data from the City of Buenos Aires, the CPI increased by 34.3%. In 2015, based on data from the Province of San Luis, the CPI increased by 31.6% and based on data from the City of Buenos Aires, increased by 26.9%. Between January and April 2016, based on data from the Province of San Luis, the CPI increased by 14.08% and based on data from the City of Buenos Aires, increased by 19.10%. After implementation of the methodological reforms, INDEC reported an increase in the CPI of 16.8% between June and December 2016, an increase of 24.8% in 2017, an increase of 47.6% in 2018, an increase of 53.8% in 2019 and an increase of 18.9% between January and August 2020. See “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America and Argentina—Argentina—Continuing high inflation may have a negative effect on the Argentine economy and on our financial performance.”

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%. Accordingly, IAS 29 guidance is applicable to our financial statements for periods ending after July 1, 2018. IAS 29 requires the financial information of an entity whose functional currency is a currency of a hyperinflationary economy to be adjusted by applying a general price index and expressed in the measuring unit at the end of the reporting period and then such financial information to be translated into the presentation currency at the prevailing exchange rate. See Note 2.4 to our consolidated financial statements included elsewhere in this report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America and Argentina—Argentina—As of July 1, 2018, the peso qualifies as a currency of a hyperinflationary economy, and we are required to apply inflationary adjustments to our financial statements, which could adversely affect our Argentine subsidiaries’ financial statements, results of operations and financial condition” and “—Factors affecting comparability of prior periods.”

Results of operations

We have based the following discussion on our consolidated financial statements included elsewhere in this report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the years ended June 30, 2020 and 2019

The table below illustrates our results of operations for the year ended June 30, 2020 and 2019.

	For the Year Ended June 30, 2020	For the Year Ended June 30, 2019
	(US$)
Total revenue	173,092,172	160,605,296
Cost of sales	(93,575,588)	(86,964,881)
Research and development expenses	(4,195,270)	(3,689,391)
Selling, general and administrative expenses	(38,345,028)	(39,243,800)
Share of profit of joint ventures and associates	2,477,193	1,012,486
Other income or expenses, net	(307,499)	365,900
Operating income	39,145,980	32,085,610
Financial cost	(20,880,526)	(24,361,733)
Other financial results	(11,822,116)	(17,096,484)
Profit (loss) before income tax	6,443,338	(9,372,607)
Income tax	(2,206,710)	(6,986,284)
Profit (loss) for the year	4,236,628	(16,358,891)
Other comprehensive (loss) income	(9,682,116)	3,904,365
Total comprehensive loss(1)	(5,445,488)	(12,454,526)
Non-IFRS measures
Adjusted EBITDA (unaudited)(2)	46,517,201	41,345,206
Adjusted EBITDA Margin (unaudited)(2)	26.9%	25.7%

Notes:—

(1)	Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.

(2)	Adjusted EBITDA and Adjusted EBITDA Margin are a non-IFRS measures. For a complete presentation of the reconciliation of Net Loss to Adjusted EBITDA, see the section entitled “—Non-IFRS Financial Measures.”

Total revenue

Total revenue increased by US$12.5 million, to US$173.1 million for the year ended June 30, 2020 from US$160.6 million for the year ended June 30, 2019. Excluding the impact of IAS 29, revenue increased by US$25.5 million, to US$174.2 million for the year ended June 30, 2020 from US$148,6 million for the year ended June 30, 2019, explained by an increase of (i) US$10.6 million of Crop Protection sales, (ii) US$7.5 million of Crop Nutritions sales, and (iii) US$7.4 million of Seed and Integrated products sales.

Total revenue by business segment

Crop Protection. Total revenue increased by US$4 million, to US$94.2 million for the year ended June 30, 2020 compared from US$90.2 million for the year ended June 30, 2019. Excluding the impact of IAS 29, revenue increased by US$10.6 million, to US$94.1 million for the year ended June 30, 2020 from US$83.5 million for the year ended June 30, 2019. The revenue growth was generated by consistent execution of the Company’s adjuvant growth plan in Brazil and Paraguay. Revenue growth in the segment was strongly supported by above-average growth in biofungicides sales and sustained adjuvant growth in Argentina, where the company remains a market leader for the product category, resulting in a 15% increase in total adjuvants volume.

Crop Nutrition. Total revenue increased by US$4.3 million, to US$49.4 million for the year ended June 30, 2020 compared to US$45.1 million for the year ended June 30, 2019. Excluding the impact of IAS 29, revenue increased by US$7.5 million, to US$49.3 million for the year ended June 30, 2020 from US$41.8 million for the year ended June 30, 2019. Fertilizers revenues increased by US$8.2 million mainly due to the sustained ramp-up of installed production capacity of micro-beaded fertilizers, which supplied higher demand in Argentina, as well as Paraguay, Uruguay and Bolivia. Inoculants sales in this segment decreased by US$0.6 million as a result of being partially substituted with seed treatment packs and, consequently, being reported within the Seed and Integrated Products segment. The decline in sales in this product category, which reflects an 11% decrease in doses, was partially offset by higher B2B sales of stand-alone inoculants in Brazil and Paraguay, where we continued to extend its leadership position within the industrial seed treatments markets of these countries.

Seed and Integrated Products. Total revenue increased by US$4.2 million, to US$29.5 million for the year ended June 30, 2020 compared to US$25.3 million for the year ended June 30, 2019. Excluding the impact of IAS 29, revenue increased by US$7.4 million, to US$30.8 million for the year ended June 30, 2020 from US$23.4 million for the year ended June 30, 2019 driven by higher sales of seed treatment packs in Paraguay, Uruguay, Europe and, more recently in South Africa, accounting for a 6% increase in doses. In Argentina, sales in this business segment recovered during the fiscal second, third and fourth quarters of 2020, offsetting an earlier decline in sales of seeds and seed treatment packs that had resulted from uncertainty about weather and macroeconomic conditions that had affected planting decisions earlier in the fiscal year. Seed and integrated product revenues in Argentina amounted to US$25.7 million for the year ended June 30, 2020 compared to US$25.6 million for the previous year.

Cost of sales

Cost of sales increased by US$6.6 million, to US$93.6 million for the year ended June 30, 2020 from US$87.0 million for the year ended June 30, 2019. Excluding the impact of IAS 29, cost of sales increased by US$15.7 million, to US$89.3 million for the year ended June 30, 2020 from US$73.6 million for the year ended June 30, 2019 due to an increase in cost of sales of (i) US$8.0 million from Crop Protection revenues, (ii) US$4.8 million from Crop Nutrition revenues, and (iii) US$2.9 million from Seed and Integrated Products revenues.

Cost of sales by business segment

Crop Protection. Cost of sales of crop protection products decreased by US$0.4 million, to US$53.5 million for the year ended June 30, 2020 from US$54.0 million for the year ended June 30, 2019. Excluding the impact of IAS 29, cost of sales increased by US$8.0 million, to US$53.7 million for the year ended June 30, 2020 from US$45.7 million for the year ended June 30, 2019. The corresponding margin contracted 231 basis points from 45.2% to 42.9%, due to a greater proportion of adjuvants sold in Brazil.

Crop Nutrition. Cost of sales increased by US$5.24 million, to US$28.4 million for the year ended June 30, 2020 from US$23.2 million for the year ended June 30, 2019. Excluding the impact of IAS 29, cost of sales increased by US$4.8 million, to US$24.6 million for the year ended June 30, 2020 from US$19.8 million for the year ended June 30, 2019. The gross margin decreased 254 basis points from 52.6% to 50.1%, reflecting higher participation of relatively lower margin micro-beaded fertilizers within the product mix.

Seed and Integrated Products. Cost of sales increased by US$1.8 million, to US$11.6 million for the year ended June 30, 2020 from US$9.8 million for the year ended June 30, 2019. Excluding the impact of IAS 29, cost of sales increased by US$2.9 million, to US$11.0 million for the year ended June 30, 2020 from US$8.0 million for the year ended June 30, 2019 with the corresponding margin contracting 124 basis points from 65.6% to 64.3%. Although this business segment benefited from a greater mix of higher-margin seed treatment packs during the year, some of these revenues were generated in France and South Africa, which have lower relative margins.

Research and development expenses

Research and development expenses include ongoing efforts to maintain and continuously update our existing product portfolio. Research and development expenses increased by US$0.5 million, to US$4.2 million for the year ended June 30, 2020 from US$3.7 million for the year ended June 30, 2019, primarily as a result of increased R&D employee costs of US$0.2 million, higher expenses in professional fees and outsourced services of US$0.5 million partially offset by lower expenses in laboratory supplies and materials of US$0.3 million and lower depreciations and amortizations by US$0.2 million.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by US$0.9 million, to US$38.3 million for the year ended June 30, 2020 from US$39.2 million for the year ended June 30, 2019. Excluding a total of $3.4 million in non-cash, accrual-share-based incentives incurred during the second, third and fourth quarters of the year, offset by a gain of $0.8M related to partial recovery of one-time transaction expenses related to Bioceres’ merger with Union Acquisition Corp. (UAC) accrued during the previous fiscal year, comparable SG&A expenses for the year ended June 30, 2020 would have been $35.7 million, $1.2 million higher than the prior year, when excluding one-time transaction expenses of $4.5 million related to Bioceres’ merger with UAC that year. The increase also reflects certain corporate expenses that were not incurred by the Company in the year ended June 30, 2019, prior to its listing in March 2019 through the merger with UAC.

Share of profit of joint ventures and associates

The profit resulting from our share in the profit of joint ventures and associates increased US$1.5 million, to a profit of US$2.5 million for the year ended June 30, 2020 from a profit of US$1.0 million for the year ended June 30, 2019 as a result of higher incomes relating to our equity holdings in Synertech of US$1.3 million and in Trigall Genetics of US$0.2 million.

Other income or expenses, net

Other net results decreased to a loss of US$0.3 million for the year ended June 30, 2020 from a profit of US$0.4 for the year ended June 30, 2019, as a result of more miscellaneous losses.

Operating profit

As a result of the foregoing, operating profit increased by US$7.1 million, to a profit of US$39.1 million for the year ended June 30, 2020 from a profit of US$32.1 million for the year ended June 30, 2019.

Finance results

Finance costs: finance costs decreased by US$3.5 million, to US$20.9 million for the year ended June 30, 2020 from US$24.4 million for the year ended June 30, 2019, primarily as a result of lower interest expenses of US$3.4 million, which was caused by the Company’s increased cash liquidity primarily driven by more efficient interest rates.

Other finance results: the charge of other finance results decreased by US$5.3 million for the year ended June 30, 2020 mainly as a result of no share-based payment cost of listing shares for the year ended June 30,2020 compared to a loss of US$20.9 million for the year ended June 30, 2019 partially offset by a lower net gain of inflation effect on monetary items to US$9.2 million for the year ended June 30,2020 from US$14.6 million for the year ended June 30,2019 and a none gain for cancellation of purchase option for the year ended June 30,2020 compared to a gain of US$6.6 million for the year ended June 30, 2019.

Profit before income tax

As a result of the foregoing, we recorded a profit before income tax of US$6.4 million for the year ended June 30, 2020 compared to a loss before income tax of US$9.4 million for the year ended June 30, 2019.

Income tax

Income tax expense amounted to US$2.2 million for the year ended June 30, 2020 compared to an expense of US$7.0 million for the year ended June 30, 2019, primarily due to lower tax expenses recorded by Rizobacter.

Profit for the year

As a result of the foregoing, profit for the year ended June 30, 2020 amounted to US$4.2 million compared to US$16.4 million for the year ended June 30, 2020.

Other comprehensive loss

Other comprehensive loss amounted to US$9.7 million for the year ended June 30, 2020 compared to a comprehensive profit of US$3.9 million for the year ended June 30, 2019, primarily as a result of higher exchange difference expenses on translation of foreign operations of US$18.9 million, partially offset by more gains from revaluation of property, plant and equipment, net of tax for US$11.4 million and from tax rate change over revaluation of property, plant and equipment for US$5.3 million.

Total comprehensive loss

As a result of the foregoing, we recorded a total comprehensive loss of US$5.4 million for the year ended June 30, 2020 compared to a total comprehensive loss of US$12.4 million for the year ended June 30, 2019.

Comparison of the year ended June 30, 2019 and 2018

As of July 1, 2018, we began to apply IAS 29 “Financial reporting in hyperinflationary economies” to our financial statements. As a result, results of operations for the year ended June 30, 2020 and 2019 have been accounted for using such standard, while results of operations for the year ended June 30, 2018, have not.

The table below illustrates our results of operations for the year ended June 30, 2019 and 2018.

	For the Year Ended June 30, 2019	For the Year Ended June 30, 2018
	(US$)
Total revenue	160,605,296	133,542,704
Cost of sales	(86,964,881)	(77,094,551)
Research and development expenses	(3,689,391)	(3,950,100)
Selling, general and administrative expenses	(39,243,800)	(35,263,688)
Share of loss of joint ventures and associates	1,012,486	(2,136,801)
Other income / (loss), net	365,900	613,389
Operating income	32,085,610	15,710,953
Financial cost	(24,361,733)	(17,188,653)
Other financial results	(17,096,484)	(23,762,063)
Loss before income tax	(9,372,607)	(25,239,763)
Income tax	(6,986,284)	10,928,517
Loss for the period	(16,358,891)	(14,311,246)
Other comprehensive loss	3,904,365	(31,833,554)
Total comprehensive loss(1)	(12,454,526)	(46,144,800)
Non-IFRS measures
Adjusted EBITDA (unaudited)(2)	41,345,206	22,370,693
Adjusted EBITDA Margin (unaudited)(2)	25.7%	16.8%

Notes:—

(1)	Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.

(2)	Adjusted EBITDA and Adjusted EBITDA Margin are non-IFRS measures. For a complete presentation of the reconciliation of Net Loss to Adjusted EBITDA, see the section entitled “—Non-IFRS Financial Measures.”

Total revenue

Total revenue increased by US$27.1 million, to US$160.6 million for the year ended June 30, 2019 from US$133.5 million for the year ended June 30, 2018. US$11.9 million of the US$27.1 million increase was caused by the application of IAS 29. Excluding the impact of IAS 29, crop nutrition revenues increased by US$12.7 million, crop protection revenues increased by US$5.8 million and seed and integrated product revenues decreased by US$3.4 million, resulting in a US$15.2 million net increase, which was caused by our ramp up of the existing capacity, which drove sales growth both in Argentina and abroad.

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

Seed and Integrated Products. Total revenue decreased by US$1.5 million, to US$25.3 million for the year ended June 30, 2019 compared to US$26.8 million for the year ended June 30, 2018. Application of IAS 29 resulted in an increase of US$1.9 million. Excluding this effect, total revenue decreased due to lower integrated product of Rizobacter and seed sales totaling US$3.4 million as a result of a restructuring process in Bioceres Semillas S.A.U., our proprietary seed commercial channel, in preparation for the upcoming HB4 launch.

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

Share of profit or loss of joint ventures and associates

The loss resulting from our share in the profit of joint ventures and associates increased US$3.1 million, to a profit of US$1.0 million for the year ended June 30, 2019 from a loss of US$2.1 million for the year ended June 30, 2018 as a result of higher incomes relating to our equity holdings in Synertech of US$ 2.5 million and in Trigall Genetics of US$0.6 million.

Other income

Other income decreased to US$0.4 million for the year ended June 30, 2019 from US$0.6 for the year ended June 30, 2018, as a result of less miscellaneous income.

Operating profit

As a result of the foregoing, operating profit increased by US$16.4 million, to a profit of US$32.1 million for the year ended June 30, 2019 from a profit of US$15.7 million for the year ended June 30, 2018.

Finance results

Finance costs: finance costs increased by US$7.2 million, to US$24.4 million for the year ended June 30, 2019 from US$17.2 million for the year ended June 30, 2018 as a result of higher interest expenses of US$7.2 million.

Other finance results: the charge of other finance results decreased by US$6.7 million for the year ended June 30, 2019 as a result of higher exchange differences generated by assets of US$22.6 million, a gain from the cancellation of purchase option of US$6.6 million compared with no gain for cancellation of purchase option for the year ended June 30, 2018 and a net gain of inflation effect on monetary items of US$14.7 for the year ended June 30,2019 compared with no gain of inflation effect in the year ended June 30,2018, partially offset by the cost of listing shares of US$20.9 for the year ended June 30,2019 compared with none cost of listing shares for the year ended June 30,2018 and higher exchange differences generated by liabilities of US$16.7 million.

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

Other comprehensive loss

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

The table below provides a reconciliation of our income or loss for the period/year to Adjusted EBITDA and Adjusted EBITDA Margin:

	Year Ended June 30,
	2020	2019	2018
	(US$)
Reconciliation of Net Loss to Adjusted EBITDA:
Profit (loss) for the year	4,236,628	(16,358,891)	(14,311,246)
Income tax expense (benefit)	2,206,710	6,986,284	(10,928,517)
Financial cost	20,880,526	24,361,733	17,188,653
Other financial results	11,822,116	17,096,484	23,762,063
Depreciation of property, plant and equipment	2,576,954	2,450,256	2,230,881
Amortization of intangible assets	2,149,534	2,376,920	2,141,476
Inventory purchase price allocation charge	—	—	2,257,378
Stock-based compensation (reversal) charges	3,428,029	(102,827)	30,005
Transaction expenses	(783,296)	4,535,247	—
Adjusted EBITDA (unaudited)	46,517,201	41,345,206	22,370,693
Adjusted EBITDA Margin (unaudited)	26.9%	25.7%	16.8%

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

As of June 30, 2020, our cash and cash equivalents amounted to US$27.1 million. As of June 30, 2020, we held other current financial assets that amounted to US$28.8 million.

We have been improving our financial position year over year and we have generated positive operating cash flows in recent years. This positive operating cash flow has allowed us to decrease our ratio of indebtedness to Adjusted EBITDA from 2.25x as of June 30, 2019 to 1.98x as of June 30, 2020, and to decrease the ratio of current liabilities over current assets from 1.2x as of June 30, 2019 to 0.8x as of June 30, 2020.

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

Statement of Cash Flows

The tables below illustrate our statement of cash flows for the periods indicated:

	Year Ended June 30,
	2020	2019	2018
Statement of cash flow of Bioceres:
Net cash flows provided by operating activities	11,420,536	29,694,813	18,386,868
Net cash flows used in investing activities	(22,212,249)	(3,260,852)	(8,219,684)
Net cash flows provided by (used in) financing activities	33,532,414	(26,946,194)	(10,457,805)
Net increase (decrease) in cash and cash equivalents	22,740,701	(512,233)	(290,621)

Net cash flows provided by operating activities

Cash provided by operating activities for the year ended June 30, 2020 amounted to US$11.4 million. Our profit of US$4.2 million non-cash positive adjustments for income tax expense of US$2.2 million, non-cash positive adjustments relating primarily to financial results of US$32.7 million, depreciation and amortization charges of US$4.7 million were partially offset by working capital outflows of US$35.7 million.

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

Net cash flows used in investing activities

Cash used in investing activities for the year ended June 30, 2020 amounted to US$22.2 million and was primarily attributable to investments in financial assets of US$17.7, investments in property, plant and equipment of US$1.6 million and purchases and capitalized development expenditures relating to intangible assets of US$2.8 million.

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

Net cash flows provided by financing activities

Cash provided by financing activities for the year ended June 30, 2020 amounted to US$33.5 million and consisted mainly of proceeds from borrowings and convertible notes of US$135.3 million, partially offset by payments of US$103.6 million from bank borrowings.

Cash used in financing activities for the year ended June 30, 2019 amounted to US$26.9 million and consisted repayments of bank borrowings and other short-term borrowings of US$116.9 million, partially offset by proceeds of US$88.7 million raised from bank borrowings.

Cash used in financing activities for the year ended June 30, 2018 amounted to US$10.5 million and consisted repayments of bank borrowings for US$39.4 million, partially offset by proceeds of US$29.0 million raised from bank borrowings and overdrafts.

Indebtedness

As of June 30, 2020, our total outstanding borrowings were US$104.9 million, which consists of US$63.7 million of current borrowings, including US$47.6 million of the short-term portion of long-term loans, US$12.6 million in corporate bonds, US$3.4 million in loans from the Parent and its affiliates and US$41.2 million of non-current borrowings, consisting of long-term loans, corporate bonds and loans received from the Parent, its subsidiaries and their respective related parties. In addition, as of June 30, 2020, we had US$43.0 million debt from the Convertible Notes.

Our borrowings denominated in Argentine pesos as of June 30, 2020 amounted to US$23.2 million and include loans for US$22.8 million that bear fixed interest rates ranging from 18.9% to 95%, and loans for US$0.5 million that bear variable interest rates that ranged from 33.7% to 81%. Our borrowings denominated in currencies other than the Argentine peso as of June 30, 2020 amounted to US$78.3 million and include loans for US$77 million that bear fixed interest rates ranging from 3.7% to 16.5% and loans for US$1.2 million that bear variable interest rates that ranged from 8.5% to 10%. Of our total outstanding borrowings as of June 30, 2020, US$76.3 million was unsecured, US$9.33 million was secured by treasury bonds, US$0.8 million was secured by third party checks, US$10.4 million was secured by time deposits, US$8.0 million was secured with a first lien mortgage of real estate assets and a pledge on the shares representing 10% of the holding of Rasa Holding LLC in the capital of Rizobacter Argentina S.A.

Syndicated Loan Facility

In order to finance working capital and improve our capital structure, we consummated a syndicated loan facility for up to US$45 million among Rizobacter and a group of banks including Banco de Galicia y Buenos Aires S.A., as administrative agent (the “Syndicated Loan Facility”), with a first installment of US$22 million funded in March 2017 and a second installment of US$23 million funded in April 2017. The terms of the syndicated loan dictate a final maturity in 48 months, with quarterly interest payments at a 6.5% annual rate, and 13 quarterly principal repayments after a one-year grace period. As of June 30, 2020, there was US$10.4 million outstanding under the Syndicated Loan Facility.

The proceeds of the Syndicated Loan Facility were used to fund repayment of Rizobacter’s short-term borrowings and working capital needs. The facility is guaranteed with a portion of Rizobacter’s cash flows, a US$4.5 million dedicated term deposit and by Bioceres S.A. The Syndicated Loan Facility includes certain standard representations and warranties on behalf of Rizobacter and certain covenants, including limitations on the change of control, i.e., reduction of our shareholding in Rizobacter’s capital stock, and on dividends by Rizobacter and payments to shareholders of Rizobacter while the loan facility is effective. The Syndicated Loan Facility limits lending by Rizobacter in favor of any affiliate for an amount in excess of US$5 million. The facility also contemplates certain financial covenants which may limit Rizobacter’s ability to incur additional debt, requiring a ratio of financial debt to EBITDA of no more than 3x, interest coverage ratios ranging from 1.2x to 2x over the course of the loan and limitations placed on the overall ratio of liabilities to assets ranging from 0.85x to 0.8x over the course of the loan. As of June 30, 2020, due to macroeconomic conditions in Argentina, Rizobacter failed to comply with the financial ratio covenants of liabilities to assets under the Syndicated Loan Facility and obtained a waiver for the fiscal year ended June 30, 2020 from the majority lenders. We are required to review covenant compliance annually. See “Item 3. Key Information—D. Risk Factors—Risks related to Our Business—Our substantial current indebtedness could adversely affect our financial condition.”

Private Corporate Bonds

On April 5, 2019 Rizobacter completed the offering of $16 million in aggregate principal amount of private corporate bonds due 2021, as follows:

Series I - Inversiones Odisea

On April 5, 2019, we issued US$13 million in aggregate principal amount of 10.55% corporate bonds due 2021 to Inversiones Odisea, a company duly constituted in and in accordance with the laws of the Republic of Chile. The principal will be amortized in four semiannual instalments beginning on the sixth month following the date of issuance. The four instalments will be identical, each representing 25% of the principal amount issued. Interest will be paid on a semiannual basis at a fixed annual nominal rate. As of June 30, 2020, the principal outstanding amount under Series I is US$6.5 million.

Series II - Compass Latam High Yield

On April 5, 2019, we issued US$3 million in aggregate principal amount of 10.55% corporate bonds due 2021 to Compass Latam High Yield, an investment fund administered by Compass Group Chile S.A. The principal will be amortized in four semiannual instalments as from beginning on the sixth month following the date of issuance. The four instalments will be identical, each representing 25% of the principal amount issued. Interest will be paid on a semiannual basis at a fixed annual nominal rate. As of June 30, 2020, the capital owed under Series II is US$1.5 million.

Private corporate bonds are guaranteed by: a) a mortgage on real estate assets owned by the Company, for US$16 million and b) pledge on the shares that represent 10% of the holding of Rasa Holding LLC in the share capital of Rizobacter Argentina S.A. The terms of the bonds also contemplate certain financial covenants which may limit Rizobacter’s ability to incur additional debt, including (i) a ratio of financial debt to EBITDA of no more than 3x; (ii) a ratio of EBITDA to interest expenses of more than 2x for the years 2019, 2020 and 2021; and (iii) a ratio of liabilities to assets of less than (A) 0.825 x for 2019 and (B) 0.8x for 2020 and 2021. As of June 30, 2020, due to macroeconomic conditions in Argentina, Rizobacter failed to comply with the financial ratios covenants of liabilities to assets and of EBITDA to interest expenses and obtained a waiver for the fiscal year ended June 30, 2020 from the lenders.

Parent Loan

On May 7, 2019 we entered into an agreement with the Parent for the restructuring of US$15 million of our outstanding intercompany loans into a facility with a 5-year maturity. Cash interest will be paid quarterly at a 9.875% rate. As of June 30, 2020, the outstanding debt amounted to US$12.4 million.

Loan Facility

On October 15, 2019, we entered into a loan agreement with Arvesa Corp. and Bioceres LLC, our controlling shareholder, as lenders. The facility is for an amount up to US$20 million, of which US$15 million has been drawdown as of today. Drawdown capital and capitalized interest are due as of 24 months following the date of the loan agreement. Cash interest will be paid quarterly at a 15% rate. The portion of the loan funded by Arvesa Corp. is guaranteed by Bioceres S.A. and Bioceres LLC. As of June 30, 2020, the US$5.0 million debt owed to Bioceres LLC pursuant to this loan facility was already repaid.

Public Corporate Bonds

Series II

On February 15, 2020, Rizobacter completed a $7.6 million public offering of Series II corporate bonds. $3.3 million mature August 19, 2021 and pay an annual nominal interest rate of 10.5%, and $4.3 million mature February 19, 2021 and pay an annual nominal interest rate of 9.5%.

Series III

On June 15, 2020, Rizobacter completed a $15 million public offering of Series III corporate bonds. The bonds mature December 18, 2021 and pay an annual nominal interest rate of 4.73%.

Series IV

On August 13, 2020, Rizobacter completed a $17.0 million public offering of Series IV corporate bonds under its global program of corporate bonds in the Argentine market. The bonds mature in August 2023 and pay an annual nominal interest rate of 0.0%.

Convertible notes

On March 6, 2020, we issued $42.5 million convertible notes in a private placement. The convertible notes will mature on March 6, 2023 unless earlier converted or repurchased. The conversion price of the convertible notes is $8.00 per share (the “Strike Price”). The convertible notes are convertible into cash, ordinary shares or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, we may elect to convert these notes into ordinary shares through a mandatory conversion, provided that our free float exceeds $100 million and the share price has traded above the Strike Price for 10 consecutive days.

The convertible notes accrue interest payable semi-annually beginning on June 15, 2020 at a rate of 11.5% per year payable in cash or in kind at our option. Payments in kind will be capitalized by adding such interest to the outstanding principal amount of the convertible notes on each corresponding interest payment date.

The Notes are guaranteed by; (a) corporate guarantees; (b) an Intercompany Loan Pledge Agreement; (c) a share pledge granted by RASA Holding LLC of 41.3% of its shares in Rizobacter Argentina S.A., representing 33% of the capital stock of Rizobacter Argentina S.A.; and (d) an account pledge agreement and fiduciary assignment agreement granted by Rizobacter Do Brasil Ltda.

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

F.         Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2020.

	Payments Due by Period
	Total	Up to One Year	Between One and Three Years	Between Three and Five Years	Subsequent Years
	(as of June 30, 2020)
Trade payables and other payables	57,744,677	7,281,109	463,568	—	—
Borrowings(1)	114,474,165	70,674,768	43,799,397	—	—
Convertible notes	43,029,834	—	—	—	—
Leasing liabilities	1,305,905	822,180	483,725	—	—
Total	216,554,581	128,778,057	87,776,524	—	—
__________________

Note:—

(1)	Total includes US$9.7 million of prospective interest. The outstanding amount without prospective interest as of June 30, 2020 is US$206.8 million.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

As of June 30, 2020, the following persons (with ages as of the date of this report) are the directors and executive officers of Bioceres Crop Solutions.

Our Executive Officers and Directors

Name	Age	Position
Federico Trucco, Ph.D.	43	Chief Executive Officer and Executive Director
Enrique Lopez Lecube	38	Chief Financial Officer and Executive Director
Ricardo Yapur	62	Managing Director of Rizobacter Argentina S.A.
Gloria Montaron Estrada	49	Executive Director
Gerónimo Watson	42	Chief Technology Officer
Jorge Wagner	51	Chief Operating Officer
Carlos Camargo de Colón	52	Non-Executive Director
Natalia Zang	44	Non-Executive Director
Ari Freisinger	35	Non-Executive Director
Kyle P. Bransfield	36	Non-Executive Director

Biographical information for each member of our Board of Directors and senior management is set forth below.

Federico Trucco. Federico Trucco, Ph.D., has served as our chief executive officer since June 2011 and was appointed as a member of Bioceres S.A.’s board of directors in December 2014 and President of Bioceres LLC (formerly Bioceres Inc.) in February 2012. He previously served in various positions at INDEAR including as general manager from 2009 to 2011, director of product development from 2008 to 2009 and research team leader of the Amaranth project from 2005 to 2009. Dr. Trucco also serves as president of Rasa Holding LLC, director and president of BCS Holding Inc., manager of Verdeca, director of Trigall, director of Rizobacter Argentina, director of Bioceres Semillas, vice president of Bioceres Crops S.A. (formerly SEMYA), director of Synertech Industrias S.A., director of Heritas S.A. and director of Moolec Science Ltd. Dr. Trucco received a Ph.D. in crop sciences and a CBA from the University of Illinois, a Master of Science degree in plant pathology and weed science from the Colorado State University and a bachelor’s degree in biochemistry from the Louisiana State University. Mr. Trucco was appointed President of the Argentine Chamber of Biotechnology in 2020.

Enrique López Lecube. Enrique López Lecube has served as our chief financial officer since December 2017. Mr. Lopez Lecube serves as director of Bioceres Semillas and Bioceres Crops S.A. (formerly SEMYA). He has served as Manager for M&A and Corporate Finance at Lartirigoyen & Cia S.A. – a Glencore subsidiary – since 2016, where he has led transactions in the food, chemical and service industries and worked in the finance department to oversee 10 group entities. Previously, he worked as head trader from 2010 to 2016 at Lartirigoyen & Cia S.A. From 2008 to 2010, he worked at Cargill focusing on grain and oilseed. Mr. López Lecube received an MBA from Kellogg of School of Management of Northwestern University and a degree as an industrial engineer from ITBA (Instituto Tecnológico de Buenos Aires).

Ricardo Yapur. Ricardo Yapur has served as Managing Director of Rizobacter since November 2013, and was appointed Vice-chairman of Rizobacter board of directors in October 2016. He also serves as president of Bioceres Semillas and president of Synertech Industrias S.A. He previously served in various positions at Rizobacter. Mr. Yapur received a degree in agronomy from the National University of La Plata, Argentina.

Gloria Montaron Estrada. Gloria Montaron Estrada is the Legal and Intellectual Property Director of Bioceres S.A. and manager of Bioceres LLC, our controlling shareholder. She has served as our Executive Director since March 2019. She previously served as an attorney at Marval, O’Farrell & Mairal in Buenos Aires for 16 years, where her practice as centered around intellectual property, corporate and banking matters. Ms. Montaron also serves as a director of INDEAR, BCS Holding Inc.and Agrality Inc. She received an LLM in intellectual property from the University of Palermo, Buenos Aires and a degree in Law from the University of Buenos Aires, Argentina. Ms. Montaron is an active international lecturer in law congresses and seminars on her field of practice.

Gerónimo Watson. Gerónimo Watson has served as our chief technology officer since June 2014. He previously served in several positions at INDEAR, including as director of product development from 2011 to 2014, head of technology testing and field operations until 2011 and as a member of the Amaranth project starting in 2005. Mr. Watson also serves as a director of Trigall, manager of Verdeca and director of Bioceres Semillas. Mr. Watson received a master’s degree in agronomy from the Kansas State University and a degree in agronomy from the Catholic University of Cordoba, Argentina.

Jorge Wagner. Jorge Wagner has served as our chief operating officer since October 2016. He has also served as chief financial officer of Rizobacter since 2013. Mr. Wagner serves as director of Bioceres Crops S.A. (formerly SEMYA). Prior to that, he served as regional chief financial officer (Paraguay, Uruguay, Argentina and Bolivia) of Syngenta Agro S.A. from 2010 to 2013. He received a CPA and an MBA from the University of Buenos Aires, Argentina.

Carlos Camargo de Colón. Carlos has served as our non-executive director since March 2019 and is the President of Sulgás, a gas distribution company in Brazil. He previously served as Director of Business Development of Bioceres S.A., our Parent, from 2018 to 2019. Carlos has extensive experience in both the agriculture and energy sectors, and has held executive and non-executive positions in Argentina, Brazil, the U.S., the United Kingdom and the United Arab Emirates. Earlier in his career, he was an investment banker at UBS Investment Bank and Morgan Stanley. He received a bachelor’s degree in history from Columbia University in the City of New York.

Natalia Zang. Natalia Zang is a business leader with more than 20 years of experience in private equity and corporate finance, both in Latin America, Europe and Australia. Ms. Zang has served as our non-executive director since March 2019. She has been the deputy CEO of Excem Real Estate since February 2019. Previously, Ms. Zang held C-level positions in several industries, including mining, retail, and real estate. In late 2015, Natalia joined President Macri’s administration in Argentina, initially as Undersecretary for the Chief of Staff and then as Secretary (General Coordinator of the G20). Ms. Zang is a sought-after lecturer on business and women’s leadership issues, and she is active in mentoring programs for women and entrepreneurs. Ms. Zang received a master’s degree in finance from Universidad del CEMA and a bachelor´s degree in Business Administration from Universidad Torcuato Di Tella.

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

Kyle P. Bransfield. Kyle P. Bransfield has served as our non-executive director since March 2019. Mr. Bransfield is a Partner of Atlantic-Pacific Capital, Inc. and has led the firm’s global direct private placement and structured investment activities since 2015. Mr. Bransfield has over 11 years of experience in direct equity and debt private markets principal investing, capital raising, and investment banking. Prior to joining Atlantic-Pacific, Mr. Bransfield was an investment banker in Sagent Advisors’ Private Financing Solutions Group from 2014 to 2015. Prior to Sagent, Mr. Bransfield spent five years from 2009 to 2014 as a Principal and General Partner at CS Capital Partners, a Philadelphia-based multi-family office focused on alternative investments. In his role there, he co-managed a portfolio of direct investments, served as an observer to several boards of directors, and fulfilled operating roles within portfolio companies. In 2006, Mr. Bransfield began his career in the Mergers & Acquisitions Group at Stifel Nicolaus Weisel. Mr. Bransfield received a B.S. in Business Administration from American University.

B.        Compensation

Remuneration of Directors and Senior Management

Summary Compensation Table

The following table presents information regarding the compensation of certain of Bioceres S.A. executive officers (who currently serve as executive officers of the Company) for services rendered during the fiscal years ended June 30, 2019 and June 30, 2020. The value of the option awards is determined by the value of the latest capital increase at Bioceres S.A., approved by its shareholders at a shareholders’ meeting.

		Salary	Bonus	Option Awards	All Other Compensation	Total
Name and Principal Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)
Federico Trucco	2019	154,704	—	—	—	154,704
Chief Executive Officer	2020	145,119	—	—	—	145,119
Enrique Lopez Lecube	2019	151,093	—	—	—	151,093
Chief Financial Officer	2020	146,635	—	—	—	146,635
Gloria Montaron Estrada	2019	154,408	—	—	—	154,408
General Counsel and Executive Director	2020	147,730	—	—	—	147,730
Ricardo Yapur	2019	376,146	13,601	—	—	389,747
Managing Director of Rizobacter Argentina S.A.	2020	316,449	207,977	—	—	524,424
Geronimo Watson	2019	94,511	—	—	—	94,511
Director of Technology and Products	2020	97,443	—	—	—	97,443
Jorge Wagner	2019	199,324	7,488	—	—	206,812
Chief Operating Officer	2020	172,091	125,986	—	—	298,077

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

Annual Bonuses

The Annual Bonus is an annual cash incentive bonus awarded to employees, not contemplated in the Equity Compensation Plans, to tie a portion of their compensation to financial and operational objectives achievable within the applicable fiscal year according to a target. The objectives and other terms and conditions of the annual cash bonuses for all its employees are determined every year.

Equity Compensation Plans.

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by US$30,000 in value if the recipient decides to receive the base bonus in ordinary shares, the number of which will be determined based on the VWAP (as defined below), to each of the Chief Operating Officer, Sales Director and Marketing Director and Managing Director of Rizobacter Argentina S.A. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares up to an equivalent of US$315,000, US$165,000 and US$100,000 to the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer, respectively, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

Shares subject to Bonus in Kind and Bonus in Cash if exercised in ordinary shares. The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

Vesting. 50% of bonus vests immediately on the grant date (i.e., the day immediately following the approval of the annual fiscal year numbers by the shareholders at the annual General Meeting) if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

Bonus in Performance is an annual in-kind incentive awarded based on the meeting by the Company of certain share price targets in a three-year window. If a 20-day volume weighted average price (“VWAP”) exceeds US$10.5 per share with a US$30 million of trading volume for the accounted 20-day period, then 100% of the award would be granted. If the 20-day VWAP is twice the targeted price, then 200% of the award may be granted. The CEO will be eligible for 200,000 performance-based shares, the CFO for 150,000, and the executive directors and the rest of the management team for 90,000 each.

Bioceres Crop Solutions Share Option Plan

Name	No of Securities		Option Exercise Price		Option Issuance Date	Option Expiration Date
Gloria Montaron	200,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Federico Trucco	300,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Gerónimo Watson	100,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Enrique Lopez Lecube	100,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Jorge Wagner	100,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Ari Freisinger	100,000	(2)	4.55	(3)	April 24, 2019	October 31, 2029
Kyle P. Bransfield	100,000	(2)	4.55	(3)	April 24, 2019	October 31, 2029
Natalia Zang	100,000	(2)	4.55	(3)	April 24, 2019	October 31, 2029
Carlos Camargo de Colón	100,000	(2)	4.55	(3)	April 24, 2019	October 31, 2029

Notes:—

(1)	Options authorized as of June 18, 2019 at a price of US$4.55, which can be exercised for a period of up to three years, with 1/3 vesting every 12 months after October 31, 2019.

(2)	Options authorized as of April 24, 2019 at a price of US$4.55, which can be exercised for a period of up to three years, with 1/3 vesting every 12 months after October 31, 2019.

(3)	The exercise price was determined using a volume weighted average price (“VWAP”) during a twenty-day period after the Board Meeting on April 24, 2019, where the specific averaging period was approved.

Amount set aside for pension, retirement or similar benefits

The total amounts set aside or accrued by the Company to provide pension, retirement or similar benefits was US$1,800,000 for the fiscal year ended June 30, 2020, pursuant to the applicable law.

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

C.      Board Practices

Our Articles provide that the Board of Directors must comprise at least one member. Our board currently consists of seven (7) directors. Each of our directors will have a term that expires at BIOX’s annual general meeting in 2020, or until their respective successors are duly appointed and qualified, or until their earlier resignation, removal or death. Each of our directors has served on the Board of Directors since February 27, 2019, with the exception of Gloria Montaron Estrada, who was appointed on March 14, 2019. None of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Audit Committee

As of the date of this report, our audit committee consists of Messrs. Kyle P. Bransfield, Ari Freisinger and Ms. Natalia Zang, with Natalia Zang serving as the chair of the audit committee. Each of Messrs. Kyle P. Bransfield, Ari Freisinger and Ms. Natalia Zang meets the applicable audit committee independence standards. Ari Freisinger qualifies as an “audit committee financial expert,” as such term is defined in applicable SEC rules.

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

Compensation Committee

As of the date of this report, Bioceres Crop Solutions’ compensation committee consists of Federico Trucco, Ari Freisinger and Kyle P. Bransfield, with Ari Freisinger serving as the chair of the compensation committee. As a result of Bioceres Crop Solutions’ status as a “controlled company” under the rules of the NYSE following the consummation of the business combination, we are not required to have a compensation committee. However, we have established a compensation committee, the majority of which consists of independent directors.

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

Code of Ethics

Bioceres Crop Solutions has adopted a Code of Ethics applicable to Bioceres Crop Solutions’ directors, executive officers and employees and to the board members, employees, and officers of its controlled companies. The Code of Ethics codifies the business and ethical principles that govern all aspects of Bioceres Crop Solutions’ business. A copy of the Code of Ethics will be filed with the SEC and will be provided without charge upon written request to Bioceres Crop Solutions in writing at investorelations@biocerescrops.com. Bioceres Crop Solutions intends to disclose any amendments to or waivers of certain provisions of Bioceres Crop Solutions’ Code of Ethics in a Current Report on Form 6-K (as required) or on Bioceres Crop Solutions’ website.

NYSE corporate governance exemptions

We are a “controlled company” under the NYSE rules. Controlled companies under the NYSE rules are companies of which more than 50% of the voting power for the appointment of directors is held by an individual, a group or another company. The Parent controls more than 50% of the voting power of Bioceres Crop Solutions’ shares and, as a result, under the NYSE’s current listing standards, Bioceres Crop Solutions qualifies for and intends to rely on the controlled company exception under the corporate governance rules of the NYSE. As a controlled company, Bioceres Crop Solutions is not required to have (1) a majority of “independent directors” on its board of directors or (2) a compensation committee and a nominating and governance committee. The controlled company exception does not modify the independence requirements for the audit committee, and Bioceres Crop Solutions has complied with the requirements of the NYSE rules, which require that its audit committee be composed of at least three members, all of whom are independent directors.

D.      Employees

As of June 30, 2020, we had 447 employees, of which 7.8% were involved in technology sourcing and product development. Our team’s expertise extends across multiple disciplines, including experts in biology, chemistry, plant genetics, agronomics, mathematics, computer science, process engineering and other related fields.

Our employees are located mainly in Argentina. The table below shows our employees by role as of the dates indicated and does not include employees of our research collaborators or joint venture partners.

	As of June 30,
	2020	2019	2018
Management, administrative and sales	412	372	346
Research and development services	35	37	38
Total	447	409	384

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

Beneficial owners	Number of shares	% owned
Federico Trucco	34,254	*
Enrique López Lecube	4,705	*
Ricardo Yapur	4,157	*
Gloria Montaron Estrada	10,901	*
Gerónimo Watson	16,792	*
Jorge Wagner	5,311	—
Carlos Camargo de Colón	—	—
Natalia Zang	—	—
Ari Freisinger	8,107	*
Kyle P. Bransfield(1)	273,203	*
All directors and executive officers of Bioceres as a Group (ten individuals)	137,380	*

5% Shareholders
Bioceres LLC(2)	24,644,721	63.7

Notes:—

*	Less than 1%

(1)	Includes shares held by Union Acquisition Associates, LLC, an entity controlled by Mr. Bransfield.

(2)	Represents shares (and the shared power to vote 3,231,435 ordinary shares pursuant to Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp.) held by Bioceres LLC, a limited liability company incorporated under the laws of Delaware, with its registered office at 1209 Orange Street, Wilmington 19801-1120, County of New Castle. Bioceres LLC is wholly owned by Bioceres S.A., a company organized under the laws of Argentina with its registered office at Ocampo 2010bis, Predio CCT, Rosario, Argentina. As a result, Bioceres S.A. may be deemed to be the ultimate beneficial owner of shares of common stock held by Bioceres LLC. 11.8% of Bioceres S.A.’s equity interest is owned by BAF Latam Credit Fund B.V.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.      Related Party Transactions

Relationship with the Parent

As of the date of this report, the Parent owns approximately 63.7% of Bioceres Crop Solutions’ ordinary shares and continues to exercise control over the composition of the Board of Directors and any other action requiring the approval of the shareholders of Bioceres Crop Solutions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities—Bioceres S.A. controls us, and its interests may conflict with yours in the future.”

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

R&D Services Agreements

In connection with R&D services, Bioceres Semillas and Rizobacter typically enter into agreements with Instituto de Agrobiotecnología Rosario S.A. (“INDEAR”).

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

Rizobacter Compensation. In return for the services provided by INDEAR during the one-year term Rizobacter Argentina S.A. must pay an amount of US$1.0 million

Bioceres Semillas Compensation. In return for the services provided by INDEAR during a one-year term, Bioceres Semillas must pay INDEAR an amount of US$0.3 million.

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

Field Station Lease Agreement

INDEAR entered into a field station lease agreement with Rizobacter, pursuant to which Rizobacter Argentina S.A. leases its field station located in Pergamino.

Term. Three-year term from the date of effectiveness. Once the initial term expires, the parties can agree to extend the term of the agreement for one year and can do so indefinitely.

Compensation. INDEAR shall pay an annual amount of US$100,000.

Indemnification. INDEAR has agreed to indemnify Rizobacter Argentina S.A. for any liability that arises during the term of the Lease Agreement.

Deposit and Storage Agreement

Synertech Industrias S.A. entered into a deposit and storage services agreement with Rizobacter (the “Deposit Agreement”), pursuant to which Rizobacter storages certain Synertech products on July 1, 2018.

Term. Four-year term from the date of effectiveness. Once the initial term expires, the parties can agree the extension of the term.

Compensation. In return for the deposit and storages services provided by Rizobacter, Synertech Industrias S.A must pay a monthly amount of US$6,500.

Indemnification. Rizobacter has agreed to indemnify Synertech Industrias S.A. for any liability that arises during the term of the Deposit Agreement related to the storage of the products.

License Agreements

Trigall Genetics S.A.

License agreement dated December 19, 2013, between BCS Holding Inc and Trigall Genetics S.A. (the “Trigall License Agreement”), pursuant to which BCS Holding Inc. granted to Trigall Genetics S.A. the exclusive sub-license of HB4 Technology in wheat for research and commercial use of wheat in Argentina, Paraguay, Brazil and Uruguay.

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

Service Agreements to Joint Ventures

Trigall Genetics S.A., FD Admiral SAS, BCS Holding Inc. and INDEAR.

The service agreement dated December 19, 2013, by and among Trigall Genetics S.A., FD Admiral SAS and its affiliate Florimond Desprez Veuve & Fils SAS, BCS Holding Inc., Bioceres S.A. and INDEAR (the “Trigall Service Agreement”), pursuant to which research and development services are provided by BCS Holding Inc. and Florimond Desprez Veuve & Fils SAS through its affiliates.

Term. The Trigall Service Agreement will remain in full force and effect until the date of the dissolution of Trigall Genetics S.A.

Compensation. Trigall Genetics S.A. will pay to BCS Holding Inc. and Florimond Desprez Veuve & Fils SAS for the services provided. The services and the budget for such services is approved, every calendar year, by the board of directors of Trigall in advance.

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

Arcadia Biosciences Inc., BCS Holding Inc and INDEAR.

The service agreement dated January 1, 2020, by and among BCS Holding Inc., Arcadia Biosciences Inc. and Verdeca LLC (the “Arcadia Biosciences Service Agreement”) pursuant to which research and development services are provided by BCS Holding Inc through its affiliate INDEAR and Arcadia Biosciences Inc., as described in each annual work plan. The research and development services are focused on the development of soybean varieties having modified traits, which are produced or generated by means of the genetic modification or mutagenesis of soybeans.

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

Verdeca LLC and Bioceres Crops Solutions Corp.

The management Agreement dated September 1, 2019 by and between Verdeca LLC and Bioceres Crops Solutions Corp. (the “Management Agreement”) pursuant to which Bioceres Crops Solutions Corp. provides the management services of the HB4 soybean seed production program in Argentina.

Term. Three-year term from the date of effectiveness of The Management Agreement.

Compensation. Verdeca must pay annually for the services pursuant to the budget approved by the parties.

Intellectual Property. All rights, titles and interest in or to the results and/or the intellectual property related thereto will vest in and be owned by Verdeca LLC.

Synertech Industrias S.A. and Rizobacter.

Service Agreement dated June 30, 2016, by and between Synertech Industrias S.A. and Rizobacter (the “Synertech Services Agreement”), detailing the services regarding the production, management services and maintenance of the industrial facility.

Term. Five-year term from date of effectiveness of the Synertech Services Agreement and its extensions. Once the term expires, the parties can agree the extension of the term.

Compensation. Synertech Industrias S.A. must pay an amount of US$19,465 on monthly basis.

Other Related Party Transactions

The following are certain other transactions with our directors, executive officers and shareholders. Omitted periods below signify that there were no transactions in such period or the value of such transaction was a de minimis amount.

Sales by and between Rizobacter and Ricardo Yapur, Managing Director of Rizobacter

Ricardo Yapur, Managing Director of Rizobacter purchased products of Rizobacter during fiscal year ended June 30, 2020, 2019 and 2018, for US$0.6 million, US$0.3 million and US$0.2 million, respectively.

Collaboration Agreement by and between Rizobacter and Espartina S.A. controlled by Marcelo Carrique, President of Rizobacter

Collaboration agreement by and between Espartina S.A. and Rizobacter (the “Collaboration Agreement”), pursuant to which Espartina S.A. performs services related to planting and harvesting of corn, soybean, wheat and barley for the 2019-2020 season and Rizobacter provides agricultural supplies at a price on arms’ length terms, that is, at the price offered to third parties under the same conditions. The parties to the Collaboration Agreement will distribute the profits according to their contributions.

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

Note Purchase Agreement

Mr. Ari Freisinger participated as a purchaser under the Note Purchase Agreement for an amount of US$250,000. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Notes”.

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

Side Letter to Exchange Agreement

See “Item 10. Additional Information—C. Material Contracts—Side Letter to Exchange Agreement.”

Share Transfer Agreement

See “Item 10. Additional Information—C. Material Contracts—Share Transfer Agreement.”

Note Purchase Agreement

See “Item 10. Additional Information—C. Material Contracts—Note Purchase Agreement.”

Registration Rights Agreement

See “Item 10. Additional Information—C. Material Contracts—Registration Rights Agreement.”

Amendment to the Warrant Agreement

See “Item 10. Additional Information—C. Material Contracts—Amendment to the Warrant Agreement.”

Tender Agreement

See “Item 10. Additional Information—C. Material Contracts—Tender Agreement.”

Tender and Lock-up Agreement

See “Item 10. Additional Information—C. Material Contracts—Tender and Lock-up Agreement.”

C.        Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are set forth under “Item 18. Financial Statements.”

Significant equity method investments (Rule 3-09 of Regulation S-X)

On May 20, 2020, the SEC adopted amendments to financial disclosures regarding acquired and disposed businesses which assist registrants in making more meaningful determinations of whether a subsidiary or an acquired or disposed business is significant and improve the disclosure requirements for financial statements relating to acquisitions and dispositions of businesses, including real estate operations and investment companies. The changes are intended to improve access to financial information about acquired or disposed businesses for investors, facilitate more timely access to capital, and reduce the complexity and costs to prepare the disclosure.

Rule 1-02(w) is used to determine whether a tested entity is deemed significant for the purposes of various SEC rules and form requirements, including the Rule 3-09 of Regulation S-X. The significance tests set forth in Rule 1-02(w) are commonly referred to as the investment test, the asset test, and the income test.

The new rules amend the investment and income tests and are intended to result in more meaningful determinations of whether a subsidiary or an acquired or disposed business is significant. No change was made to the asset test.

Registrants will be required to apply the new rules no later than the beginning of the registrant’s fiscal year beginning after December 31, 2020 (the mandatory compliance date). However, voluntary early compliance is permitted provided that the new rules are applied in their entirety from the date of early compliance. We have decided to apply the new amended rules early, and consequently determined that we were not required to provide separate financial statements for any of our equity method investments.

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

Contingent Fee Payment of US$17.3 Million Related to Precautionary Measure (Medidas Cautelares) in Connection with Rizobacter Acquisition

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we currently own 80.00% of Rizobacter’s capital stock through our subsidiary RASA Holding, 29% of which are subject to a precautionary measure issued pursuant to an injunction that affects 44% of the total share capital of Rizobacter. In addition, the precautionary measure also covers 30% of the dividends distributed on such shares, directing such percentage of dividends into a judicially created escrow account. Simultaneously with the exercise of the Rizobacter Call Option, 1,330,156 of the BIOX shares representing 10% of Rizobacter shares subject to the precautionary measures were pledged to Bioceres S.A. The precautionary measure relates to litigation among historical shareholders of Rizobacter arising from a disputed transfer of shares that occurred in 1995. In the event the contingencies are lifted, the Parent may be obligated to pay a contingent fee payment of US$17.3 million to certain selling shareholders of Rizobacter. Conversely, in the event that the court rules against the free transferability of the affected shares, the Parent would not be obligated to pay the contingent fee payment but we may be obligated to return certain shares, thereby reducing our equity participation in Rizobacter. Moreover, pursuant to certain financial agreements entered into by the Company, RASA Holding pledged 51.3% of its shares in Rizobacter as collateral. Therefore, in an event of default with respect to our debt obligations, we would be obligated to sell certain shares, thereby reducing our equity participation in Rizobacter. For further information on the precautionary measure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Rizobacter’s Acquisition—Certain of the Rizobacter shares are subject to a judicial injunction” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Private Corporate Bonds – Convertible Notes.”

Dividend Policy

We currently intend to retain any earnings for use in our business and do not intend, as of the date of this report, to pay cash dividends on our ordinary shares for the foreseeable future. Dividends, if any, on our outstanding ordinary shares will be proposed by our Board of Directors and subject to the approval of our shareholders. Even if our shareholders decide to distribute dividends, the form, frequency and amount of such dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors and shareholders may deem relevant. Currently, due to contractual restrictions, we are not entitled to distribute dividends to our shareholders.

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

Upon consummation of the business combination, our ordinary shares and public warrants started trading on the NYSE American under the symbols “BIOX” and “BIOX WS,” respectively. Each public warrant was redeemed on August 27, 2020.

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

Share Buy-Back Program

On May 6, 2020, the Board of Directors of the Company approved a program to repurchase its own securities for an aggregate of up to US$5,000,000 to enhance the allocation of capital to certain equity-finance obligations. The Buy-Back Program is expected to be implemented through open market purchases and will last for up to 24 months. As of June 30, 2020, the Company acquired 5,100 shares under the Buy-Back Program.

Voting and Appointment of Directors

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred shares, the holders of BIOX ordinary shares will possess all voting power for the appointment of our directors and all other matters requiring shareholder action and will at all times vote together as one class on all matters submitted to a vote of the shareholders of BIOX. Holders of BIOX ordinary shares will be entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the appointment or removal of directors. Holders of BIOX ordinary shares will not have cumulative voting rights in the appointment of directors.

Pre-emptive or Other Rights

There will be no sinking fund or redemption provisions applicable to BIOX shares.

Appointment of Directors

Our board consists of seven directors. Each of our directors will have a term that expires at BIOX’s annual general meeting in 2020, or until their respective successors are duly appointed and qualified, or until their earlier resignation, removal or death. There will be no cumulative voting with respect to the appointment of directors, with the result that directors will be appointed by a majority of the votes cast at an annual general meeting of BIOX.

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

Annual General Meetings

Any annual general meeting will be held at such time and place as the directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in October of each year at ten o’clock in the morning. At these meetings the report of the directors (if any) shall be presented. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for appointment as directors at the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

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

Our Articles do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of our Company. Our Articles provide that the Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Cayman Islands Companies Law (2020 Revision)) upon such terms as our directors may determine and (to the extent required by the Cayman Islands Companies Law (2020 Revision)) with the approval of a Special Resolution.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Our Articles are not significantly different from the requirements of the Cayman Islands Companies Law (2020 Revision) and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the Cayman Islands Companies Law (2020 Revision).

C.        Material Contracts

The Exchange Agreement

On November 8, 2018, Union entered into a Share Exchange Agreement, by and among UAC, Joseph J. Schena, solely in his capacity as representative of the holders of UAC ordinary shares, and Bioceres, Inc. (the “Seller”), a Delaware corporation (the “Exchange Agreement”). The Exchange Agreement provided for a business combination transaction, pursuant to which, among other things, and subject to the terms and conditions contained in the Exchange Agreement, UAC will purchase from the Seller all of the issued and outstanding shares of Bioceres stock and 87.2739% of the issued and outstanding equity interest in Bioceres Semillas. In exchange, the Seller will receive ordinary shares of UAC, par value US$0.0001 and warrants, each to purchase one share of UAC shares.

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

Sponsors Shareholders’ Agreement

In connection with the consummation of the business combination, BIOX, Bioceres LLC and the Sponsor entered into the agreement, pursuant to which, among other things, the initial shareholders will have the right to nominate one director to our Board of Directors following the consummation of the business combination at each annual general meeting of Bioceres Crop Solutions Corp., provided, that, they do not hold less than a certain percentage of Bioceres Crop Solutions’ shares. Bioceres LLC will agree to vote for such director nominee proposed by the initial shareholders.

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

Warrant Agreement

At the closing, and in connection with the issuance of 7,500,000 UAC warrants, Bioceres Crop Solutions and Continental Stock Transfer & Trust Company, as warrant agent, entered into a warrant agreement on substantially the same terms as the warrant agreement entered into by UAC in connection with its IPO and filed with the SEC as Exhibit 4.1 to UAC’s Current Report on Form 8-K on March 5, 2018. The warrant agreements have been terminated.

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

Note Purchase Agreement

On March 6, 2020 BIOX as borrower, and the purchasers party thereto and Solel Partners LP, as collateral agent, entered into a Note Purchase Agreement by means of which the company issued Secured Convertible Notes for an amount of US$42.5 million. The Notes mature 36 (thirty-six) months after the closing date, i.e. on March 6 of 2023 unless earlier converted or repurchased. The conversion price of the Notes is US$8.00 per share (the “Strike Price”), representing a premium of approximately 49% over the 60 day VWAP (volume weighted average price) of Bioceres common stock on the NYSE on March 6, 2020. The Notes will be convertible into cash, ordinary shares of the Company or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, the Company might elect to convert the Notes into ordinary shares of the Company through a mandatory conversion, provided that the Company´s free float exceeds US$100 million and the share price has traded above the Strike Price for 10 consecutive days. The Notes are guaranteed by; (a) corporate guarantees; (b) an Intercompany Loan Pledge Agreement; (c) a share pledge granted by RASA Holding LLC of 41.3% of its shares in Rizobacter Argentina S.A., representing 33% of the capital stock of Rizobacter Argentina S.A.; and (d) an account pledge agreement and fiduciary assignment agreement granted by Rizobacter Do Brasil Ltda.

Registration Rights Agreement

On March 6, 2020, the Company and the purchasers under the Note Purchase Agreement entered into a Registration Rights Agreement, by means of which the Company and the purchasers agreed to enter into the agreement to provide the purchasers with certain registration rights with respect to the Ordinary Shares issuable upon conversion of the Notes.

Amendment No. 1 to the Warrant Agreement

On July 27, 2020, we filed a Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO with the SEC, pursuant to which the Company offered to exchange any and all of its 24,200,000 outstanding Warrants for either 0.12 ordinary shares or $0.45 in cash, at the election of the holder. A minimum participation of 51% of the Warrants was required as a condition to the Offer to Exchange, in order to amend the Warrant Agreement governing the Warrants to allow BIOX to subsequently redeem all Warrants not tendered or exchanged pursuant to the Offer to Exchange. Approximately 91% of all Warrants were tendered or exchanged pursuant to the Offer to Exchange. Following completion of the Offer to Exchange, BIOX implemented the amendment to the Warrant Agreement and redeemed the remaining Warrants, thereby retiring all of its Warrants.

A total of 21,938,774 Warrants were validly tendered and not properly withdrawn prior to the expiration of the Offer to Exchange. The Company amended the Warrant Agreement and redeemed the 2,261,226 Warrants that were not validly tendered or exchanged pursuant to the Offer for US$0.405 in cash per Warrant.

Total Warrants	Warrants exchanged	Exchange Shares	Cash Consideration	Warrants redeemed	Redemption funds
24,200,000	21,938,774	2,601,954	$115,156	2,261,226	$915,797

Tender and Lock-up Agreement

The Company initiated on July 17, 2020 an exchange offer (the “Exchange Offer”) pursuant to a Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO, filed with the U.S. Securities and Exchange Commission, as may be amended and supplemented (the “Schedule TO”), to offer the holders of all of the Company’s outstanding warrants, the opportunity to exchange their warrants for either 0.12 Ordinary Shares (the “Exchange Shares”) or US$0.45 in cash per warrant, without interest, subject to other terms and conditions to be disclosed in the Schedule TO.

On July 27, 2020, the Company and Bioceres LLC, as holder of 7,500,000 warrants entered into a Tender and Lock-up Agreement and Bioceres LLC agreed to tender to the Company all warrants owned and to receive its proportionate amount of Exchange Shares for its validly tendered Warrants, pursuant to and in accordance with the terms of the Exchange Offer as described in the Schedule TO no later than the scheduled or extended expiration time of the Exchange Offer.

Bioceres LLC also agreed that, until the date that is 12 months following the consummation of the Exchange Offer not to (i) sell, contract to sell, purchase any option or contract to sell, or otherwise transfer or dispose of, directly or indirectly, any Exchanged Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Exchanged Shares, or (iii) publicly disclose the intention to do any of the foregoing.

Tender Agreement

On July 27, 2020, the Company and Union Acquisition Associates, LLC and Union Group International Holdings Limited, as holders of 1,190,000 and 3,000,000 warrants, respectively, entered into a tender agreement by means of which warrant holders agreed to tender to the Company all warrants owned by them and to receive its proportionate amount of Exchange Shares for its validly tendered warrants, pursuant to and in accordance with the terms of the Exchange Offer as described in the Schedule TO no later than the scheduled or extended expiration time of the Exchange Offer.

D.        Exchange Controls

Under Decree No. 260/2002, as amended, the Argentine government set up an exchange market (the MULC) through which all foreign currency exchange transactions must be made.

In December 2015, all restrictions on foreign exchange transactions that were imposed since 2002 were lifted. However, due to the foreign exchange crisis after the primary elections in August 2019 since September 1, 2019 the Argentine Central Bank reinstated rigid restrictions and foreign exchange controls. In addition to any administrative sanctions, violation of the foreign exchange regulations is subject to the Foreign Exchange Criminal Law No. 19,359, as amended.

Pursuant to the foreign exchange regulations currently in force, among others:

(1)	The prior authorization of the Argentine Central Bank is required for the access to the MULC for the purchase of foreign currency, for the following purposes, among others:

•	For portfolio investment purposes for more than US$200 per calendar month by individuals, subject to certain additional requirements and restrictions, including the filing of an affidavit by which the client commits to avoid selling securities for U.S. dollars within the following 90 consecutive days;

•	For portfolio investment purposes by legal entities, local governments, funds, trusts and foreign legal entities;

•	In excess of US$100 by non-Argentine resident individuals; provided that such individual may only access the MULC to purchase up to US$100 to the extent that during the immediately preceding 90 consecutive days it sold an equal or higher amount of foreign currency through MULC;

•	For the payment of dividends and transfer of earnings out of Argentina, except up to an amount equal to 30% of the value of all new capital contributions of foreign direct investments made to the Argentine resident since such date to the extent that the proceeds of those capital contributions have been repatriated into Argentina and converted into pesos through MULC and they have been capitalized and the registration of such capitalization has been requested before the Public Registry of Commerce;

•	For the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates, except under certain limited exceptions;

•	Between October 15, 2020 and March 31, 2021, for the payment of principal on foreign financial indebtedness (other than with multilateral credit agencies or international organizations, or guaranteed by such entities) in excess of US$1,000,000 in the aggregate per calendar month, in which event the debtor will only have access to MULC for paying up to 40% of the principal amount due to the extent it has filed before the Argentine Central Bank a plan for the refinancing of the remainder 60% in principal amount outstanding with an average-maturity of at least 2 years; provided that, under certain circumstances in connection with the refinancings described herein, the debtor may have access to MULC (a) for the pre-payment of principal or interest on financial debt with an anticipation of up to 30 consecutive days from the stated maturity, (b) for the pre-payment of interest in connection with the exchange of debt securities and (c) for the payment of principal due in excess of the above-stated 40%, to the extent that, as of October 9, 2020, the debtor has transferred and settled through MULC an amount equal to or higher than the amount in excess of 40% of the principal amount due that the debtor wishes to pay;

•	Until March 31, 2021, for the payment of principal under financial indebtedness to related parties, except where the loan was disbursed and settled through MULC after October 2, 2020 and the loan has an average-maturity of not less than 2 years;

•	For the pre-payment of indebtedness for the import of goods and services;

•	Until October 31, 2020, for the payment of the import of goods in an aggregate amount exceeding the amount of the imports nationalized by the client between January 1, 2020 and the day immediately prior to the access to MULC;

•	For the payment of services to foreign related parties except for expenses payable for their normal operation.

(2)	In addition to all the foregoing, access to MULC for the purchase of foreign currency is subject to the filing by the client of an affidavit declaring that (a) (x) it has not performed the following blue-chip swap transactions (sale of securities settled against foreign currency or transfer of securities to depositories outside Argentina) within the prior 90 consecutive days, and (y) commits not to perform such blue-chip transactions within the following 90 consecutive days; (b) all its holdings of foreign currency in Argentina are deposited at local bank accounts; (c) does not hold liquid foreign assets (i.e. holdings of foreign currency) outside Argentina in excess of US$100,000; and (d) commits to settle through MULC, within the five business days from settlement, all amounts received outside Argentina from the payment of loans granted to third parties, withdraw or expiration of term deposits or sale of any assets, when the asset was acquired, the term deposit made or the loan granted, after May 28, 2020.

(3)	The access to the MULC for the purchase of foreign currency for any of the payments described above is subject to the compliance with the foreign indebtedness information regime before the Argentine Central Bank.

(4)	The proceeds of the disbursements of foreign financial loans incurred since September 1, 2019 must be transferred into Argentina and converted into pesos (the “Repatriation”) in order for the Argentine resident debtor to have access to the MULC for the payment of principal and interests under such foreign financial loan on their scheduled maturity.

(5)	Access to the MULC is prohibited for the purchase of foreign currency for payment of local debts and other obligations incurred in foreign currency between Argentine residents since September 1, 2019.

(6)	The collections of foreign currency by Argentine residents out of Argentina for the export of goods with shipments prior to September 2, 2019 and pending of payment as of such date are subject to mandatory Repatriation within the 5 consecutive days computed from the date of payment or collection.

(7)	The collections of foreign currency by Argentine residents out of Argentina for the export of the following goods since September 2, 2019 are subject to mandatory Repatriation, within the terms described in each case, computed from the shipment date:

•	15 consecutive days for crops and soybean oil;

•	30 consecutive days for hydrocarbons and derivatives;

•	60 consecutive days for exports between related parties not including the goods described above and for metal ores and precious metals;

•	180 consecutive days for all other goods; and

•	365 consecutive days for small exports under the EXPORTA SIMPLE program for medium and small companies with annual FOB exports of less than US$600,000 and individual exports of less than US$15,000 each.

(8)	The collections of foreign currency by Argentine residents out of Argentina for the export of services are subject to mandatory Repatriation within the 5 consecutive days computed from the date of payment or collection.

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

Payments of dividends and capital in respect of our securities will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the securities, nor will gains derived from the disposal of the securities be subject to Cayman Islands income or corporate tax. The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of our securities or on an instrument of transfer in respect of our securities.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands that (i) no law which is enacted in the Cayman Islands subsequent to the date of undertaking imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations, and (ii) no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable on or in respect of the shares, debentures or other obligations of the Company or by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (2018 Revision). The concessions set forth above are effective for a period of twenty years from the date of the undertaking.

Material U.S. Federal Income Tax Considerations

General

The following is a summary of certain U.S. federal income tax consequences for U.S. Holders (as defined below) of ordinary shares of the Company that hold the ordinary shares as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the ownership or disposition of ordinary shares by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws.

This summary also does not address tax considerations applicable to investors that own (directly, indirectly or by attribution) 5 per cent. or more of the ordinary shares of the Company by vote or value, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as:

•	financial institutions,

•	insurance companies,

•	individual retirement accounts and other tax-deferred accounts,

•	tax-exempt organizations,

•	dealers in securities or currencies,

•	investors that will hold the ordinary shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes,

•	persons that have ceased to be U.S. citizens or lawful permanent residents of the United States or are U.S. expatriates,

•	investors holding the ordinary shares in connection with a trade or business conducted outside of the United States,

•	U.S. Holders whose functional currency is not the U.S. dollar,

•	Non-U.S. Holders (as defined below) holding the ordinary shares in connection with a trade or business conducted within the United States, or

•	Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year at disposition and who are not otherwise residents of the United States for U.S. federal income tax purposes.

As used herein, the term “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for U.S. federal income tax purposes.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, (i) a non-resident alien, (ii) a foreign corporation, or (iii) an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from ordinary shares.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ordinary shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisers concerning the U.S. federal income tax consequences to them and their partners of the acquisition, ownership and disposition of ordinary shares by the partnership.

The Company believes that it was treated as a PFIC for the taxable year ending January 31, 2019. A U.S. Holder who held ordinary shares in the taxable year ending January 31, 2019 may continue to be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. See “U.S. Holders—Passive Foreign Investment Company Considerations” below.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

U.S. Holders

Dividends

Subject to the PFIC rules discussed below, distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. Holder as dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares, and thereafter as capital gain. However, the Company cannot provide any assurance that it will maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by the Company with respect to ordinary shares may be reported as ordinary dividend income. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received or treated as received from the Company.

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

Sale or Other Disposition

Subject to the PFIC rules discussed below, upon a sale or other disposition of ordinary shares (including as a result of receipt of cash pursuant to the exercise of a warrant), a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted tax basis in the ordinary shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares exceeds one year. Any gain or loss generally will be U.S. source. The deductibility of capital losses is subject to limitations.

See “—Passive Foreign Investment Company Considerations” below for a discussion of more adverse rules that will apply to a sale or other disposition of ordinary shares if the Company is or has been a PFIC for U.S. federal income tax purposes.

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

The Company believes that it was treated as a PFIC for the taxable year ending January 31, 2019. However, as a result of the business combination, the Company does not believe it was a PFIC for the taxable year ending June 30, 2020, and does not expect to be a PFIC for its current taxable year. If the Company is a PFIC in any year during which a U.S. Holder owns ordinary shares, and the U.S. Holder has not made a mark-to-market or qualified electing fund election (if available), the U.S. Holder generally will be subject to special rules, regardless of whether the Company continues to be a PFIC, with respect to (i) any “excess distribution” (generally, any distributions treated as received by the U.S. Holder on the ordinary shares in a taxable year that are greater than 125 per cent. of the average annual distributions treated as received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

Dividends paid by the Company in any year for which it is a PFIC or any year following such year will not be eligible for the reduced rate of tax described above under “Dividends”. If the Company were a PFIC for a prior taxable year during the U.S. Holder’s holding period, but ceases to be a PFIC for a subsequent taxable year, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold its ordinary shares, as applicable, on the last day of the last taxable year of the Company during which it was a PFIC. A U.S. Holder that makes a deemed sale election will cease to be treated as owning stock in a PFIC. However, gain recognized by a U.S. Holder as a result of making the deemed sale election will be subject to the rules described above. If the Company were a PFIC for a taxable year during the U.S. Holder’s holding period and ceases to be a PFIC for a subsequent taxable year, but no deemed sale election is made by the U.S. Holder, then such U.S. Holder would not be entitled to the reduced rate of tax discussed above under “Dividends”.

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

Foreign Financial Asset Reporting

U.S. taxpayers that own certain foreign financial assets, including equity of foreign entities, with an aggregate value in excess of US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds) may be required to file an information report with respect to such assets with their tax returns. The ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at a financial institution (in which case the account may be reportable if maintained by a foreign financial institution). U.S. Holders should consult their tax advisers regarding the application of the rules relating to foreign financial asset reporting.

Non-U.S. Holders

Subject to the discussion below under “—Backup Withholding and Information Reporting,” any proceeds of a sale or other disposition of the ordinary shares, as well as dividends and other proceeds with respect to the ordinary shares, are not subject to U.S. federal income tax, including withholding taxes, if paid to a Non-U.S. Holder.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to ordinary shares by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to a holder as may be required under applicable U.S. Treasury Regulations. Backup withholding may apply to these payments if the holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain holders are not subject to backup withholding (including corporations and Non-U.S. Holders who provide certification of their exempt status). Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

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

Our policy is, where possible, to allow our entities to settle liabilities denominated in U.S. dollars with cash generated from their own operations in U.S. dollars. We have liabilities denominated in U.S. dollars in entities that use the Argentine peso as their functional currency, which exposes us to foreign currency exchange risks. Such risks are partially mitigated by our revenues and cash flows, which are mostly denominated in U.S. dollars.

We also periodically evaluate the convenience of using derivatives and other financial instruments to hedge our foreign exchange rate exposure, with the objective of maximizing and preserving the substantial U.S. dollar denomination of our cash flows, when possible.

The table below sets forth our net exposure to currency risk as of June 30, 2020, 2019 and 2018:

	June 30, 2020	June 30, 2019	June 30, 2018
Net USD foreign currency position	(52,968,976)	(40,513,954)	(28,861,129)

C.        Interest rate risk

Our financing costs may be affected by interest rate volatility. Borrowings under our interest rate management policy may be fixed or floating rate. We maintain adequate committed borrowing facilities and hold most of our financial assets primarily in cash, cash equivalents or checks collected from customers that are readily convertible into known amounts of cash.

Our interest rate risk arises from long term borrowings and refinancing of short-term borrowings. Borrowings issued at floating rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Holding all other variables constant, including levels of our external indebtedness, at June 30, 2020 a one percentage point increase in floating interest rates would increase interest payable by less than US$ 0.1 million. Refinancing of short-term facilities exposes us to changes in financial market conditions, particularly for loans undertaken in Argentina.

We have not entered into derivative contracts to hedge this exposure.

Our debt consists of loans as set out below.

June 30, 2020
Carrying Amount (US$)
Fixed-rate instruments
Current financial liabilities	(62,490,975)
Non-current financial liabilities	(83,800,380)
Variable rate instruments
Current financial liabilities	(1,230,760)
Non-current financial liabilities	(456,064)

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

About 20% of our seed and integrated products segment sales for the year ended June 30, 2020 were made to five well-known customers with good quality standing. In the crop protection segment, the top five customers represented 17% of the segment’s sales. In the crop nutrition segment, the top five customers represented 16% of the segment’s sales.

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

The following table sets out the contractual maturities of financial liabilities:

	As of June 30, 2020
	Up to 3 Months	3 to 12 Months	Between 1 and 3 Years	Between 3 and 5 Years	Subsequent Years
Trade payables and other payables	28,150,681	29,130,428	463,568	—	—
Borrowings	35,863,852	34,810,916	43,799,397	—	—
Convertible notes	—	—	43,029,834	—	—
Leasing liabilities	196,717	625,463	483,725	—	—
Total	64,211,250	64,566,807	87,776,524	—	—

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

A.     Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2020. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2020, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

B.     Management’s Annual Report on Internal Control Over Financial Reporting

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as adopted by the IASB and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of June 30, 2020. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on their assessment, management concluded that, as of June 30, 2020, our internal control over financial reporting is effective based on those criteria.

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

B.     Code of Ethics

Bioceres Crop Solutions has adopted a Code of Ethics applicable to Bioceres Crop Solutions’ directors, executive officers and employees and to all board members, employees and officers of its controlled companies. The Code of Ethics codifies the business and ethical principles that govern all aspects of Bioceres Crop Solutions’ business. A copy of the Code of Ethics will be filed with the SEC and will be provided without charge upon written request to Bioceres Crop Solutions in writing at investorelations@biocerescrops.com. Bioceres Crop Solutions intends to disclose any amendments to or waivers of certain provisions of Bioceres Crop Solutions’ Code of Ethics in a Current Report on Form 6 K (as required) or on Bioceres Crop Solutions’ website.

C.     Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (“PwC”) have acted as our principal accountants for the years ended June 30, 2020 and 2019. The following is a summary of fees paid or to be paid to PwC for services rendered for each of the last two fiscal years.

Audit Fees

Audit fees consist of fees billed for standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and for services that are normally provided by PwC in connection with regulatory filings. The aggregate fees billed by PwC for professional services rendered for the audit of our annual consolidated financial statements and review of the financial information included in our required filings with the SEC for the year ended June 30, 2020 and 2019 totaled US$1,527,099 US$410,635, respectively.

Audit-Related Fees

Audit-related fees consist of fees billed for services such as auditing of non-recurring transactions, reviews of semi-annual financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings. PwC did not bill us for other audit-related services for the years ended June 30, 2019 and 2020.

Tax Fees

Tax services relate to the aggregated fees for services on tax compliance. The aggregate fees billed by PwC for tax fees for the year ended June 30, 2020 and 2019 amounted to US$8,232 and US$14,921, respectively.

All Other Fees.

We did not pay PwC for other services for the years ended June 30, 2019 and 2020.

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

Not applicable.

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

H.     Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.	FINANCIAL STATEMENTS

Financial Statements are filed as part of this report, see page F-1.

ITEM 19.	EXHIBITS

1.1**	Amended and Restated Memorandum and Articles of Association of Bioceres Crop Solutions Corp. (Incorporated by reference to Exhibit 3.1 to Amendment No.1 to BIOX’s registration statement on Form F-1 (File No. 333-231883), filed with the SEC on July 12, 2019)

1.2**	Certificate of Name Change (Incorporated by reference to Exhibit 1.2 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

2.1**	Syndicated Loan Facility, dated as of March 15, 2017, by and among Rizobacter Argentina S.A., Banco de Galicia y Buenos Aires S.A., Banco Santander Río S.A., Banco Hipotecario S.A. and Banco Mariva S.A. (Incorporated by reference to Exhibit 2.1 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

2.2**	Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, among Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp. (Incorporated by reference to Exhibit 2.4 to BIOX’s Annual Report on Form 20-F (File No. 001-38836), filed with the SEC on October 24, 2019)

2.3**	Note Purchase Agreement, dated as of March 6, 2020, by and among Bioceres Crop Solutions Corp., as borrower, the purchasers party thereto and Solel Partners LP, as collateral agent (Incorporated by reference to Exhibit 99.2 to BIOX’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on March 9, 2020)

4.1**	Share Exchange Agreement, dated as of November 8, 2018, by and among Union Acquisition Corp., Joseph J. Schena, in his capacity as the Pre-Closing Union Representative, and Bioceres, Inc. (Incorporated by reference to Exhibit 2.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on November 8, 2018)

4.2**	Amendment to the Share Exchange Agreement, dated as of December 19, 2018 (Incorporated by reference to Exhibit 10.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on December 20, 2018)

4.3**	Shareholders Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp., Bioceres LLC and the shareholders named therein (Incorporated by reference to Exhibit 4.3 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

4.4**	Amended and Restated Registration Rights Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp. and the Investors named therein (Incorporated by reference to Exhibit 4.5 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

4.5**	Indemnification Agreement, dated as of March 14, 2019, by and between Bioceres Crop Solutions Corp. and its directors (Incorporated by reference to Exhibit 4.12 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

4.6**	Side Letter to Exchange Agreement (Incorporated by reference to Exhibit 10.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on March 14, 2019)

4.7**	Share Transfer Agreement (Incorporated by reference to Exhibit 10.2 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on March 14, 2019)

4.8**	Registration Rights Agreement, dated as of March 6, 2020 (as amended, restated supplemented or otherwise modified from time to time in accordance with the terms hereof) by and among Bioceres Crop Solutions Corp. and each purchaser named therein (Incorporated by reference to Exhibit 4.19 to BIOX’s registration statement on Form F-3 (File No. 333-237496), filed with the SEC on March 31, 2020)

4.9*	Tender Offer Statement and Schedule 13E-3 Transaction Statement of Bioceres Corp Solutions Corp. on Schedule TO, dated July 27, 2020 (Filed with the SEC on July 27, 2020)

4.10**	Offer to Exchange of Bioceres Crop Solutions Corp., dated July 27, 2020 (Incorporated by reference to Exhibit (a)(1)(A) to BIOX’s Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (File No. 005-90962), filed with the SEC on July 27, 2020)

4.11**	Tender and Lock-Up Agreement, dated as of July 27, 2020, between Bioceres Crop Solutions Corp. and Bioceres LLC (Incorporated by reference to Exhibit (a)(1)(C) to BIOX’s Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (File No. 005-90962), filed with the SEC on July 27, 2020)

4.12**	Tender Agreement, dated as of July 27, 2020, among Bioceres Crop Solutions Corp., Union Group International Holdings Limited and Union Acquisition Associates, LLC (Incorporated by reference to Exhibit (a)(1)(D) to BIOX’s Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (File No. 005-90962), filed with the SEC on July 27, 2020)

4.13	Amendment to Warrant Agreement, dated as of August 25, 2020, between Continental Stock Transfer & Trust Company and Bioceres Crop Solutions Corp.

8.1	List of subsidiaries of Bioceres Crop Solutions Corp., as of June 30, 2020: See “Item 4. Information on the Company—C. Organizational Structure.”

12.1	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Financial Officer

13.1	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer

13.2	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer

15.1	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Crop Solutions Corp.’s consolidated financial statements

101	Interactive Data Files (XBRL – Related Documents)

** Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

BIOCERES CROP SOLUTIONS CORP.

Date: October 21, 2020	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer

BIOCERES CROP SOLUTIONS CORP. Consolidated financial statements as of and for the years ended June 30, 2020, 2019 and 2018.

BIOCERES CROP SOLUTIONS CORP.

INDEX

Consolidated financial statements as of and for the years ended June 30, 2020, 2019 and 2018.

BIOCERES CROP SOLUTIONS CORP.

Report of independent registered public accounting firm

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp and its subsidiaries (the “Company”) as of June 30, 2020, 2019 and 2018, and the related consolidated statements of comprehensive income, of change in equity and of cash flow for each of the three years in the period ended June 30, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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
September 28, 2020

We have served as the Company’s auditor since 2018.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2020, 2019 and 2018

(Amounts in US$)

	Notes	06/30/2020	06/30/2019	06/30/2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6.1	27,159,421	3,450,873	2,215,103
Other financial assets	6.2	28,799,833	4,683,508	4,550,847
Trade receivables	6.3	73,546,633	59,236,377	52,888,427
Other receivables	6.4	4,770,672	1,981,829	4,240,205
Income and minimum presumed income taxes recoverable	8	112,220	1,263,795	2,082,269
Inventories	6.5	29,338,548	27,322,003	19,366,001
Biological assets	6.6	965,728	270,579	-
Total current assets		164,693,055	98,208,964	85,342,852

NON-CURRENT ASSETS
Other financial assets	6.2	322,703	376,413	243,358
Other receivables	6.4	1,703,573	1,560,310	4,979,507
Income and minimum presumed income taxes recoverable	8	6,029	1,184	126,653
Deferred tax assets	8	2,693,195	3,743,709	5,601,821
Investments in joint ventures and associates	12	24,652,792	25,321,028	19,072,055
Property, plant and equipment	6.7	41,515,106	43,834,548	40,177,146
Intangible assets	6.8	35,333,464	39,616,426	26,657,345
Goodwill	6.9	25,526,855	29,804,715	14,438,027
Right of use asset	15	1,114,597	-	-
Total non-current assets		132,868,314	144,258,333	111,295,912
Total assets		297,561,369	242,467,297	196,638,764

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2020, 2019 and 2018

(Amounts in US$)

LIABILITIES	Notes	06/30/2020	06/30/2019	06/30/2018
CURRENT LIABILITIES
Trade and other payables	6.1	57,289,862	40,578,494	27,708,830
Borrowings	6.11	63,721,735	66,477,209	65,308,928
Employee benefits and social security	6.12	4,510,592	5,357,218	4,411,713
Deferred revenue and advances from customers	6.13	2,865,437	1,074,463	1,007,301
Income and minimum presumed income taxes payable	8	1,556,715	142,028	2,569
Government grants	6.14	1,270	2,110	17,695
Financed payment - Acquisition of business	6.16	-	2,826,611	20,223,590
Lease liabilities	15	665,098	-	-
Total current liabilities		130,610,709	116,458,133	118,680,626

NON-CURRENT LIABILITIES
Trade and other payables	6.1	452,654	452,654	-
Borrowings	6.11	41,226,610	37,079,521	25,708,205
Employee benefits and social security	6.12	534,038	-	-
Government grants	6.14	2,335	8,098	15,532
Joint ventures and associates	12	1,548,829	1,970,903	2,012,298
Deferred tax liabilities	8	16,858,125	21,101,871	13,591,942
Provisions	6.15	417,396	439,740	845,486
Financed payment - Acquisition of business	6.16	-	-	2,651,019
Private warrants	6.17	1,686,643	2,861,511	-
Convertible notes	6.18	43,029,834	-	-
Lease liabilities	15	444,714	-	-
Total non-current liabilities		106,201,178	63,914,298	44,824,482
Total liabilities		236,811,887	180,372,431	163,505,108

EQUITY
Equity attributable to owners of the parent		46,179,395	47,301,863	13,713,484
Non-controlling interests		14,570,087	14,793,003	19,420,172
Total equity		60,749,482	62,094,866	33,133,656
Total equity and liabilities		297,561,369	242,467,297	196,638,764

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30, 2020, 2019 and 2018

(Amounts in US$)

	Notes	06/30/2020	06/30/2019	06/30/2018
Revenues from contracts with customers	7.1	172,350,699	160,308,979	133,491,118
Government grants		24,732	16,372	51,586
Initial recognition and changes in the fair value of biological assets		716,741	279,945	-
Total		173,092,172	160,605,296	133,542,704

Cost of sales	7.2	(93,575,588)	(86,964,881)	(77,094,551)
Research and development expenses	7.3	(4,195,270)	(3,689,391)	(3,950,100)
Selling, general and administrative expenses	7.4	(38,345,028)	(39,243,800)	(35,263,688)
Share of profit or loss of joint ventures and associates	12	2,477,193	1,012,486	(2,136,801)
Other income or expenses, net		(307,499)	365,900	613,389
Operating profit		39,145,980	32,085,610	15,710,953

Financial cost	7.5	(20,880,526)	(24,361,733)	(17,188,653)
Other financial results	7.5	(11,822,116)	(17,096,484)	(23,762,063)
Profit (loss) before income tax		6,443,338	(9,372,607)	(25,239,763)

Income tax	8	(2,206,710)	(6,986,284)	10,928,517
Profit (loss) for the year		4,236,628	(16,358,891)	(14,311,246)

Profit (loss) per share
Basic profit (loss) attributable to ordinary equity holders of the parent (1)	9	0.0930	(0.6027)	(0.3929)
Diluted profit attributable to ordinary equity holders of the parent	9	0.0922	(0.6027)	(0.3929)
Weighted average number of shares
Basic (1)	9	36,120,447	30,478,390	28,098,117
Diluted	9	36,416,988	30,478,390	28,098,117

(1) For the years ended June 30, 2019 and 2018 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30,2020, 2019 and 2018

(Amounts in US$)

Profit (loss) for the year	4,236,628	(16,358,891)	(14,311,246)

Other comprehensive (loss) / income	(9,682,116)	3,904,365	(31,833,554)
Items that may be subsequently reclassified to profit and loss	(13,603,205)	5,251,488	(43,710,972)
Exchange differences on translation of foreign operations from joint ventures	(3,494,761)	11,337	(13,865,192)
Exchange differences on translation of foreign operations	(10,108,444)	5,240,151	(29,845,780)
Items that will not be subsequently reclassified to loss and profit	3,921,089	(1,347,123)	11,877,418
Revaluation of property, plant and equipment, net of tax, of Joint ventures and associates (2)	521,406	94,009	1,679,818
Revaluation of property, plant and equipment, net of tax (3)	3,399,683	(1,441,132)	8,381,618
Tax rate change over revaluation of property, plant and equipment	-	-	1,815,982
Total comprehensive loss	(5,445,488)	(12,454,526)	(46,144,800)

Income (loss) for the year attributable to:
Equity holders of the parent	3,359,175	(18,369,045)	(11,039,533)
Non-controlling interests	877,453	2,010,154	(3,271,713)
	4,236,628	(16,358,891)	(14,311,246)
Total comprehensive loss attributable to:
Equity holders of the parent	(5,222,572)	(14,333,037)	(33,927,072)
Non-controlling interests	(222,916)	1,878,511	(12,217,728)
	(5,445,488)	(12,454,526)	(46,144,800)

(2)	The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $223,460, $47,005 and $839,909 for the years ended June 30, 2020, 2019 and 2018, respectively.

(3)	The tax effect of the revaluation of property, plant and equipment was $1,133,230, $(480,378) and $4,513,179 for the years ended June 30, 2020, 2019 and 2018, respectively.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2020, 2019 and 2018

(Amounts in US$)

	Attributable to the equity holders of the parent
Description	Issued capital (*)	Share premium	Stock options and share based incentives	Convertible instruments	Cost of own shares held	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2017	2,810	56,254,519	72,822	-	-	(15,110,050)	(6,598,080)	1,219,600	35,841,621	41,397,445	77,239,066
Parent company investment	-	2,009,385	-	-	-	-	-	-	2,009,385	-	2,009,385
Purchase of preferred stocks to non-controlling interest	-	9,759,545	-	-	-	-	-	-	9,759,545	(9,759,545)	-
Stock options and share based incentives	-	-	30,005	-	-	-	-	-	30,005	-	30,005
Loss for the year	-	-	-	-	-	(11,039,533)	-	-	(11,039,533)	(3,271,713)	(14,311,246)
Other comprehensive income or loss	-	-	-	-	-	-	(30,013,990)	7,126,451	(22,887,539)	(8,946,015)	(31,833,554)
06/30/2018	2,810	68,023,449	102,827	-	-	(26,149,583)	(36,612,070)	8,346,051	13,713,484	19,420,172	33,133,656
Adjustment of opening balance for the application of IAS 29	-	-	-	-	-	22,546,341	-	(2,986,317)	19,560,024	7,797,295	27,357,319
Parent company investment (Note 10.2)	-	(14,558,347)	-	-	-	-	-	-	(14,558,347)	-	(14,558,347)
Reverse Stock Options	-	-	(102,827)	-	-	-	-	-	(102,827)	-	(102,827)
Reverse recapitalization (Note 10.3)	329	21,905,853	-	-	-	-	-	-	21,906,182	-	21,906,182
Private warrants (Note 6.17)	-	(3,432,723)	-	-	-	-	-	-	(3,432,723)	-	(3,432,723)
Shares issued - Rizobacter call option (Note 10.4)	474	21,439,652	-	-	-	-	-	-	21,440,126	(14,302,975)	7,137,151
Contribution Semya (Note 4.6)	-	3,108,981	-	-	-	-	-	-	3,108,981	-	3,108,981
Profit/ (loss) of the year	-	-	-	-	-	(18,369,045)	-	-	(18,369,045)	2,010,154	(16,358,891)
Other comprehensive income/ (loss)	-	-	-	-	-	-	5,132,487	(1,096,479)	4,036,008	(131,643)	3,904,365
06/30/2019	3,613	96,486,865	-	-	-	(21,972,287)	(31,479,583)	4,263,255	47,301,863	14,793,003	62,094,866
Stock options and share based incentives	-	-	3,428,029	-	-	-	-	-	3,428,029	-	3,428,029
Convertible notes (Note 6.18)	-	-	-	702,981	-	-	-	-	702,981	-	702,981
Purchase of own shares	-	-	-	-	(30,906)	-	-	-	(30,906)	-	(30,906)
Profit for the year	-	-	-	-	-	3,359,175	-	-	3,359,175	877,453	4,236,628
Other comprehensive (loss) / income	-	-	-	-	-	-	(11,718,618)	3,136,871	(8,581,747)	(1,100,369)	(9,682,116)
06/30/2020	3,613	96,486,865	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482

(*) Of the total shares, 5,100 shares ($ 0.0001 per value) are held by the Company.

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2020, 2019 and 2018

(Amounts in US$)

	Notes	06/30/2020	06/30/2019	06/30/2018
OPERATING ACTIVITIES
Profit (loss) for the year		4,236,628	(16,358,891)	(14,311,246)

Adjustments to reconcile profit to net cash flows
Income tax		2,206,710	6,986,284	(10,928,517)
Finance results		32,702,642	41,458,217	40,950,716
Depreciation of property, plant and equipment	6.7	2,010,136	2,450,256	2,230,881
Amortization of intangible assets	6.8	2,149,534	2,376,919	2,141,476
Inventory purchase price allocation charge		-	-	2,257,378
Depreciation of leased assets	15	566,818	-	-
Transaction expenses		-	4,535,247	-
Share-based incentive and stock options		3,428,029	(102,827)	30,005
Share of profit or loss of joint ventures and associates	12	(2,477,193)	(1,012,486)	2,136,801
Loss of control of subsidiaries		-	(10,591)	-
Provisions for contingencies		200,525	(246,832)	46,103
Allowance for impairment of trade debtors		1,499,298	686,985	1,259,127
Allowance for obsolescence		977,817	564,873	661,804
Initial recognition and changes in the fair value of biological assets		(716,741)	(279,945)	-
Gain or loss on sale of equipment and intangible assets		297,289	91,762	4,834

Working capital adjustments
Trade receivables		(23,022,695)	41,488,052	17,316,880
Other receivables		(4,827,495)	5,769,598	513,162
Income and minimum presumed income taxes		1,236,970	2,778,165	(126,806)
Inventories		(5,265,246)	(8,637,166)	10,355,422
Trade and other payables		8,469,848	(33,700,485)	(35,288,368)
Employee benefits and social security		(474,220)	931,546	(543,917)
Deferred revenue and advances from customers		864,905	66,170	(162,473)
Income and minimum presumed income taxes payable		-	(1,705,481)	(71,076)
Government grants		(6,603)	(23,019)	(85,318)
Interest collected		1,027,132	-	-
Inflation effects on working capital adjustments		(13,663,552)	(18,411,538)	-
Net cash flows generated by operating activities		11,420,536	29,694,813	18,386,868

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2020, 2019 and 2018

(Amounts in US$)

	Notes	06/30/2020	06/30/2019	06/30/2018
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		51,151	317,953	109,711
Investment in joint ventures and associates	12	-	(129,340)	-
Net loans granted to shareholders and other related parties		-	-	(2,621,647)
Investment in financial assets		(17,761,224)	-	-
Purchase of property, plant and equipment	6.7	(1,646,697)	(2,044,102)	(2,791,794)
Capitalized development expenditures	6.8	(1,263,730)	(682,530)	(2,301,425)
Purchase of intangible assets	6.8	(1,591,749)	(722,833)	(614,529)
Net cash flows used in investing activities		(22,212,249)	(3,260,852)	(8,219,684)

FINANCING ACTIVITIES
Proceeds from borrowings and convertible notes		135,348,502	88,693,632	27,745,013
Repayment of borrowings, financed payments and interest payments		(101,317,621)	(111,084,915)	(37,624,531)
(Decrease) increase in bank overdrafts and other short-term borrowings		(2,331,974)	(4,968,813)	1,208,830
Other financial proceeds or payments, net		2,298,360	(854,731)	(1,787,117)
Reverse capitalization		-	1,268,633	-
Purchase of own shares		(30,906)	-	-
Leased assets payments		(433,947)	-	-
Net cash flows generated by (used in) financing activities		33,532,414	(26,946,194)	(10,457,805)

Net increase in cash and cash equivalents		22,740,701	(512,233)	(290,621)

Inflation effects on cash and cash equivalents		(552,459)	1,681,113	-

Cash and cash equivalents as of beginning of the year	6.1	3,450,873	2,215,103	1,679,478
Effect of exchange rate changes on cash and equivalents		1,520,306	66,890	826,246
Cash and cash equivalents as of the end of the year	6.1	27,159,421	3,450,873	2,215,103

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 16.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 2020, 2019 and 2018
(Amounts in US$, except otherwise indicated)

Index
1. General information
2. Accounting standards and basis of preparation 2.1. Statement of compliance with IFRS as issued by IASB
2.2. Authorization for the issue of the Consolidated financial statements
2.3. Basis of measurement
2.4. Functional currency and presentation currency 2.5. Subsidiaries
3. New standards, amendments and interpretations issued by the IASB 3.1. New standards and interpretations adopted by the Group 3.2. New standards and interpretations not yet adopted by the Group

4. Summary of significant accounting policies

4.1. Cash and cash equivalents

4.2. Financial assets

4.3. Inventories

4.4. Biological Assets

4.5. Business combinations

4.6. Business combinations under common control

4.7. Impairment of non-financial assets (excluding inventories and deferred tax assets)

4.8. Joint arrangements

4.9. Property, plant and equipment

4.10. Leased assets

4.11. Intangible assets

4.12. Financial liabilities

4.13. Warrants

4.14. Convertible Notes

4.15. Employee benefits

4.16. Provisions

4.17. Parent company investment

4.18. Revenue recognition

4.19. Government grants

4.20. Borrowing costs

4.21. Income tax and minimum presumed income tax

4.22. Share-based payments

5. Critical accounting judgments and estimates 5.1. Critical estimates
6. Information about components of consolidated statements of financial position
6.1. Cash and cash equivalents 6.2. Other financial assets
6.3. Trade receivables
6.4. Other receivables
6.5. Inventories 6.6. Biological assets
6.7. Property, plant and equipment
6.8. Intangible assets

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 2020, 2019 and 2018
(Amounts in US$, except otherwise indicated)

6.9. Goodwill 6.10. Trade and other payable 6.11. Borrowings
6.12. Employee benefits and social security
6.13. Deferred revenue and advances from customers
6.14. Government grants
6.15. Provisions 6.16. Financed payment- Acquisition of business 6.17. Private Warrants
6.18. Convertible Notes
6.19. Changes in allowances and provisions
7. Information about components of consolidated statements of comprehensive income
7.1. Revenue from contracts with customers
7.2. Cost of sales
7.3. R&D classified by nature
7.4. Expenses classified by nature and function
7.5. Finance results
8. Income tax and minimum presumed income tax 9. Earning per share
10. Information about consolidated components of equity
10.1. Capital issued
10.2. Parent company investment
10.3. Reverse recapitalization 10.4. Shares issued - Rizobacter call option 10.5. Shares summary 10.6. Non-controlling interest
11. Cash flow information
12. Joint ventures
13. Segment information

14. Financial instruments- risk management

14.1. Principal financial instruments

14.2. Financial instruments by category

14.3. Financial instruments measured at fair value

14.4. Financial instruments not measured at fair value

14.5. General objectives, policies and processes 15. Leases
16. Shareholders and other related parties balances and transactions
17. Key management personnel compensation 18. Share-based payments
19. Contingencies, commitments and restrictions on the distribution of profits 20. Impact of Covid-19
21. Events occurring after the reporting period

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

1.	GENERAL INFORMATION

Bioceres Crop Solutions is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. The Group has a biotech platform with high-impact, patented technologies for seeds and microbial agricultural inputs, as well as next-generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 25 countries, including Brazil, Paraguay, India, United States, Uruguay, Colombia, France and South Africa.

Introductory note

On March 14, 2019, Union Acquisition Corp. (“Union” or “UAC”), whose name changed to Bioceres Crop Solutions Corp., consummated a merger pursuant to a share exchange agreement, dated as of November 8, 2018 (as amended, the “Exchange Agreement”), by and among UAC and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC pursuant to the Reorganization (as defined below) on February 28, 2019.

Prior to the consummation of the merger on March 14, 2019, the following steps took place among Bioceres, Inc. and certain of its affiliates (collectively the “Reorganization”). On February 13, 2019, Bioceres, Inc. formed a new subsidiary, BCS Holding Inc. (“BCS Holding”), and contributed all of its crop business net assets to BCS Holding in exchange for 100% of the equity interests in BCS Holding. On February 28, 2019, Bioceres, Inc. converted into Bioceres LLC, and on March 1, 2019, Bioceres S.A., a company organized under the laws of Argentina and our ultimate parent company (the “Parent”) contributed all of its equity interest in Bioceres Semillas S.A. (“Bioceres Semillas”) to Bioceres LLC in exchange for additional equity interests in Bioceres LLC. In addition, concurrently with the consummation of the business combination on March 14, 2019, the Rizobacter Call Option (as defined below) was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. On October 22, 2018, Parent, RASA Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Bioceres, Inc., now a wholly-owned subsidiary of BCS Holding (“RASA Holding”), and certain Rizobacter’s sellers (the “Grantors”) entered into an amended and restated option agreement (as may be amended from time to time, the “Rizobacter Call Option Agreement”), pursuant to which the Parent, RASA Holding or any of their nominated affiliates (including BCS Holding and its subsidiaries, collectively the “Beneficiaries”) would have the option (the “Rizobacter Call Option”) to purchase from the Grantors all of their 11,916,000 shares of common stock of Rizobacter Argentina S.A., an Argentine corporation and a subsidiary of RASA Holding (“Rizobacter”), representing 29.99% of all outstanding common stock of Rizobacter. Consideration for the Rizobacter Call Option was in cash and in the form of UAC shares. As a result of the business combination and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the merger, Union changed its name to Bioceres Crop Solutions Corp.

Unless the context otherwise requires, “we,” “us,” “our,”, “Bioceres”, “BIOX,” and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

These Consolidated financial statements of the Group as of and for the years ended June 30, 2020, 2019 and 2018 have been authorized by the Board of Directors of Bioceres Crop Solutions on September 28, 2020.

2.3.	Basis of measurement

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

2.4.    Functional currency and presentation currency

a)    Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period in a separate line item.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

The inflation adjustment as of June 30, 2020 and 2019 was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics and the year-over-year change in the index was 1.428 and 1.558, respectively.

The main procedures for the above-mentioned adjustment are as follows:

• Monetary assets and liabilities which are carried at amounts current at the balance sheet date are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.

• Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date, and components of shareholders' equity are adjusted by applying the relevant conversion factors. (on a monthly basis).

• All items in the income statement are restated by applying the relevant conversion factors (on a monthly basis). Bioceres has elected not to segregate the impact of inflation over financial results.

• The effect of inflation on the Company’s net monetary position is included in the income statement, in "Other financial results".

The comparative figures in these consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

Presentation currency

The consolidated financial statements of the Group are presented in US$.

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

2.5.	Subsidiaries

Where the Group holds a controlling interest in an entity, such entity is classified as a subsidiary. The Group exercises control over such an entity if all three of the following elements are present: (i) the Group has the power to direct or cause the direction of the management and policies of the entity; (ii) the Group is exposed to the variable returns of such entity; and (iii) the Group has power to affect the variability of such returns. Control is reassessed whenever facts and circumstances indicate that there may be a change in any of these elements of control.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

De-facto control exists in situations where the Group has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Group considers all relevant facts and circumstances, including:

-	The relative share of the Group’s voting rights with respect both the size and dispersion of other parties who hold voting rights;

-	Substantive potential voting rights held by the Group and by other parties;

-	Other contractual arrangements; and

-	Historic patterns in voting attendance.

The subsidiaries of the Group, all of which have been included in the Consolidated financial statements of the Group, are as follows:

		Country of		% Equity interest
Name	Principal activities	incorporation and principal place of business	Ref	06/30/2020	06/30/2019	06/30/2018
Bioceres Crops S.A.	Research and development and Corporate activities	Argentina	a	100.00%	100.00%	50.00%
Bioceres Semillas S.A.	Production and commercialization of seeds	Argentina	b	100.00%	100.00%	86,39%
BCS Holding LLC	Investment in subsidiaries	United States	b	100.00%	100.00%	-
RASA Holding, LLC	Investment in subsidiaries	United States	-	100.00%	100.00%	100.00%
Rizobacter Argentina S.A.	Microbiology Business	Argentina	b	80.00%	80.00%	60.00%
Rizobacter do Brasil Ltda.	Selling of agricultural inputs	Brazil	c	79.99%	79.99%	59.99%
Rizobacter del Paraguay S.A.	Selling of agricultural inputs	Paraguay	c	79.92%	79.92%	59.94%
Rizobacter Uruguay	Selling of agricultural inputs	Uruguay	c	80.00%	80.00%	60.00%
Rizobacter South Africa	Selling of agricultural inputs	South Africa	c	76.00%	76.00%	57.00%
Comer. Agrop. Rizobacter de Bolivia S.A.	Selling of agricultural inputs	Bolivia	c	79.96%	79.96%	59.97%
Rizobacter USA, LLC	Selling of agricultural inputs	United States	c	80.00%	80.00%	60.00%
Rizobacter India Private Ltd.	Selling of agricultural inputs	India	c	80.00%	80.00%	59.99%
Rizobacter Colombia SAS	Selling of agricultural inputs	Colombia	c	80.00%	80.00%	60.00%
Rizobacter France SAS	Selling of agricultural inputs	France	c	80.00%	80.00%	60.00%
Indrasa Biotecnología S.A.	Research and development	Argentina	c d	25.20%	25.20%	31.50%

The Group holds a majority share of the voting rights in all its subsidiaries.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

a)    In June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. for the 50% of the ownership in Bioceres Crops S.A. See Note 4.6.

b)    See the Reorganization described in Note 1.

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

The new standards and interpretations that become applicable for the current reporting year and adopted by the Group are:

IFRS 16 - Leases

IFRS 16 was issued in January 2016. It results in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under this standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases. See Note 15.

IFRIC 23 - Uncertainty over income tax treatments

In October 2017, the IASB issued IFRIC 23. When there is uncertainty about income tax treatments, this interpretation addresses: (i) whether uncertain tax treatments should be considered separately or not; (ii) the assumptions made about the analysis of tax treatments by the tax authorities (it should be considered whether the tax authority is likely to accept an uncertain tax treatment assuming that said tax authority will examine such uncertain tax treatment); (iii) how an entity determines fiscal gain (tax loss), tax bases, unused taxes, unused tax credits and tax rates (probability of occurrence analysis); and (iv) how changes in the relevant facts and circumstances are considered.

This standard does not have a material impact on the Group.

Amendments to IFRS 9 - Pre-payment features with negative compensation

The narrow-scope amendments made to IFRS 9 Financial Instruments in October 2017 enable entities to measure certain pre-payable financial assets with negative compensation at amortized cost. These assets, which include some loan and debt securities, would otherwise have to be measured at fair value through profit or loss. To qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract” and the asset must be held within a “held to collect” business model.

These amendments do not have a material impact on the Group.

Amendments to IAS 28 - Long-term interests in associates and joint ventures

The amendments clarify the accounting for long-term interest in an associate or joint venture, which in substance form a part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must account for such interests under IFRS 9 Financial Instruments before applying the loss allocation and impairment requirements under IAS 28 Investments in Associates and Joint Ventures.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

These amendments do not have a material impact on the Group.

Annual improvements to IFRS standards 2015-2017 cycle

The following improvements were finalized in December 2017:

IFRS 3 Business Combinations clarified that obtaining control of a business that is a joint operation is a business combination achieved in stages. IFRS 11 Joint Arrangements clarified that the party obtaining joint control of a business that is a joint operation should not remeasure its previously held interest in the joint operation. IAS 12 Disclosure of Interests in Other Entities clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits were recognized. IAS 23 Borrowing Costs clarified that, if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, it becomes part of general borrowings.

This standard does not have material impact on the Group.

Amendments to IAS 19 - Plan amendment, curtailment or settlement

The amendments to IAS 19 Employee Benefits clarify the accounting for defined benefit plan amendments, curtailments and settlements. They confirm that entities must (i) calculate the current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement by using the updated assumptions from the date of the change; (ii) recognize any reduction in a surplus immediately in profit or loss, either as part of past service cost or as a gain or loss on settlement. In other words, a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling; and (iii) separately recognize any changes in the asset ceiling through other comprehensive income.

These amendments do not have a material impact on the Group.

Amendments to IAS 1 and IAS 8 - Definition of material

The IASB has made amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify (i) that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and (ii) the meaning of “primary users of general-purpose financial statements” to whom those financial statements are directed, by defining them as “existing and potential investors, lenders and other creditors” that must rely on general purpose financial statements for much of the financial information they need.

These amendments do not have a material impact on the Group.

Amendments to IFRS 3 - Definition of business

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

These amendments do not have a material impact on the Group.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture.

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures. The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitutes a business (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the other investor´s is interests in the associate or joint venture. The amendments apply prospectively.

3.2.    New standards and interpretations not yet adopted by the Group

IFRS 17 Insurance Contracts

IFRS 17 was issued in May 2017 as replacement for IFRS 4 Insurance Contracts. It requires a current measurement model where estimates are re-measured in each reporting period. Contracts are measured using the building blocks of i) discounted probability-weighted cash flows, ii) an explicit risk adjustment, and (iii) a contractual service margin (CSM) representing the unearned profit of the contract which is recognized as revenue over the coverage period.

The standard allows a choice between recognizing changes in discount rates either in the statement of profit or loss or directly in other comprehensive income. The choice is likely to reflect how insurers account for their financial assets under IFRS 9.

An optional, simplified premium allocation approach is permitted for the liability for the remaining coverage for short duration contracts, which are often written by non-life insurers.

There is a modification of the general measurement model called the ‘variable fee approach’ for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity’s share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

The new rule is effective for financial years beginning on or after January 1, 2021 but was extended to January 1, 2023.

These amendments are not expected to have material impact on the Group.

Amendments to IFRS 16 - Covid-19-related Rent Concessions

As a result of the COVID-19 pandemic, rent concessions have been granted to lessees. Such concessions might take a variety of forms, including payment holidays and deferral of lease payments. In May 2020, the IASB made an amendment to IFRS 16 Leases which provides lessees with an option to treat qualifying rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Entities applying the practical expedients must disclose this fact, whether the expedient has been applied to all qualifying rent concessions or, if not, information about the nature of the contracts to which it has been applied, as well as the amount recognized in profit or loss arising from the rent concessions.

The amendments are effective for financial years beginning on or after January 1, 2020.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

The amendments are effective for annual periods beginning on or after 1 January 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IFRS 3 - Reference to the Conceptual Framework

Minor amendments were made to IFRS 3 Business Combinations to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets and Interpretation 21 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract

The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognizing a separate provision for an onerous contract, the entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 1 - Classification of liabilities as current or non-current

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

The amendments include (a) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (b) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (c) clarifying how lending conditions affect classification; and (d) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

The amendments clarify, not change, existing requirements, and so are not expected to affect the Group significantly. However, they could result in reclassifying some liabilities from current to non-current, and vice versa.

The amendments are effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Annual Improvements to IFRS Standards 2018 – 2020

The following improvements were finalized in May 2020:

• IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.

• IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

• IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

• IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

The new standard is effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures.

The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitutes a ‘business’ (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the other investor’s interests in the associate or joint venture. The amendments apply prospectively.

The effective date of these amendments is not determined.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

These amendments are not expected to have material impact on the Group.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1.	Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments. Investments can be readily convertible to known amounts of cash and they are subject to insignificant risk of changes in value. In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

4.2.	Financial assets

The Group measures its financial assets at initial recognition at fair value.

The Group classifies its financial assets as financial assets measured at amortized cost (using the effective interest method) on the basis of both:

-	The Group’s business model for managing the financial assets; and

-	The contractual cash flows characteristics of the financial asset.

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

Estimates

The Group makes estimates of uncollectability of its recorded receivables. Management analyzes trade account receivables in accordance with conventional criteria, adjusting the amount through a charge of an allowance for bad debts upon recognition of the inability of third parties to afford their financial obligations to the Group. Management specifically analyzes the accounts receivable, the historical bad debts, solvency of customers, current economic trends and the changes to the payment conditions of customers to assess the adequate allowance for bad debts.

Offsetting of financial assets with financial liabilities

Financial assets and liabilities are offset and presented for their net amount in the statements of financial position only when the Group has the right, legally enforceable, to compensate the recognized amounts and has the intention to liquidate for the net amount or to settle the asset and cancel the liability simultaneously.

4.3.	Inventories

Inventories are recognized at cost initially and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase and conversion as well as other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

4.4.	Biological Assets

Within current assets, growing crops are included as biological assets, from the moment of sowing until the moment of harvest (approximately 5 to 7 months depending on the crop). At harvest time the Biological assets are transformed into agricultural products, including seed varieties for resale, and incorporated into the inventory.

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as: planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise from measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets”.

From the harvest time, agricultural products are valued at net realizable value because there is a market asset and the risk of non-sale is non-significant.

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

Market prices are generally determined by reference to observable data in the principal market for the agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors, including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

4.5.	Business combinations

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

Goodwill is initially measured at cost, which is the excess of the aggregate of the consideration transferred and the amount of the non-controlling interest and any previous interest carried over the net identifiable assets acquired, and liabilities assumed.

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

4.6.	Business combination under common control

Common control of business combination is excluded from the scope of IFRS 3. There is no other specific guidance on this topic elsewhere in IFRS. Therefore, management needs to use judgement to develop an accounting policy that provides relevant and reliable information in accordance with IAS 8. Management accounting police choice for business combination under common control is “Predecessor value method”. A Predecessor value method involves accounting for the assets and liabilities of the acquired business using existing carrying values. Differences between the carrying value and the amount payable should be accounted as an equity contribution.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Bioceres Crops S.A. combination

Bioceres Crops S.A. (“Bioceres Crops”, previously Semya S.A.) was a company owned 50% by Bioceres S.A. and 50% by Rizobacter Argentina S.A. It was created as a new proposal for the research, development and commercialization of biological products with high technological value: Bioceres Crops' strength consists in the joint and integrated development of biotechnological events, germplasm, biofertilizers and biopesticides to achieve a true synergy in seed treatment. These technologies will increase crop productivity, reduce environmental impact and increase efficiency in the use of resources. Bioceres Crops’ R&D was being developed by Rizobacter and Bioceres who signed, jointly, a Service Agreement in December 2014.

When Group Bioceres acquired control over Rizobacter, it also acquired control over Bioceres Crops. As required by paragraph 42 of IFRS 3, the Group re-measured the fair value of its previous equity interest in Bioceres Crops at the acquisition date. The determination of fair value of Bioceres Crops at the acquisition date is based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of revenue from the launch of seed treatment packs. As a result, Ecoseed integrated products have been recorded as intangibles assets. The purpose of those projects is to develop high value-added biological products for the treatment of soybean and wheat seeds, and generate biotechnological, germplasm and bio-inoculants synergies.

In June 2019, Bioceres Crop Solutions signed a share purchase agreement (SPA) with Bioceres S.A. for the 50% of ownership in Bioceres Crops. Concurrently the SPA, Bioceres assigned to Bioceres Crop Solutions the R&D service agreement signed mentioned before. Consideration of the SPA will be in installments equivalent to the 50% of the royalties that Bioceres Crops Solutions will accrue from Bioceres Crops, up to a total amount of US$ 670,000.

4.7.	Impairment of non-financial assets (excluding inventories and deferred tax assets)

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

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows (its Cash Generating Unit or CGU). Goodwill is allocated on initial recognition to each of the Group's CGUs that are expected to benefit from a business combination that gives rise to the goodwill.

Impairment charges are included in profit or loss, except to the extent they reverse gains previously recognized in other comprehensive income. An impairment loss recognized for goodwill is not reversed.

Estimate

Impairment testing of goodwill and intangible assets not yet available for use requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained in Note 6.9.

4.8.	Joint arrangements

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

The Group classifies its interests in joint arrangements as either:

-  Joint ventures: where the group has rights to only the net assets of the joint arrangement.

-  Joint operations: where the group has both the rights to the assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

-  The structure of the joint arrangement;

-  The legal form of joint arrangements structured through a separate vehicle;

-  The contractual terms of the joint arrangement agreement; and

-  Any other facts and circumstances (including any other contractual arrangements).

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

Upon consideration of the factors mentioned above, the Group has determined that all of its joint arrangements except the operation with Espartina S.A. (see below) are structured through separate vehicles only give it rights to the net assets and are therefore classified as joint ventures (Note 12).

On September 16, 2019, Rizobacter Argentina S.A., a subsidiary of the Company, entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter Argentina S.A. recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. See Note 6.6.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

4.9.	Property, plant and equipment

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

Research instruments: 3 to 10 years

Office equipment: 5 to 10 years

Vehicles: 5 years

Computer equipment and software: 3 years

Fixture and fittings: 10 years

Machinery and equipment: 5 to 10 years

Buildings: 50 years

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

To obtain fair values, the existence of an active market is considered for the assets in their current status. For those assets for which an active market in their current status exists, the fair values were determined based on their market values. For the remaining cases, the market values of comparable new assets are analyzed, applying a discount based on the status and wear of each asset and considering the characteristics of each of the revalued assets (for example, improvements made, maintenance status, level of productivity, use, etc.

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

b)    Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs relating to such assets could have a significant impact on their revalued amounts. A 5% variation in the estimate of normal wear and tear could also have a significant impact on their revalued amounts.

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

4.10.	Leased assets

Until June 30, 2019 the Group classified its leases at the inception as finance or operating leases. Leases were classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases were classified as operating leases and charged to the statements of income in a straight-line basis over the period of the lease. Finance leases were capitalized at the lease’s inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, were included as “Borrowings”.

As of the effectiveness of IFRS 16, the Group began applying it and recognized the cumulative initial effect as an adjustment to the opening equity at the date of initial application. The comparative information was not restated.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: (i) the use of a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) reliance on previous assessments on whether leases are onerous, (iii) the accounting for operating leases with a remaining lease term of less than 12 months, as at July 1, 2019, as short-term leases, (iv) the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and (v) the use of hindsight in determining the lease term, where the contract contains options to extend or terminate the lease.

4.11.	Intangible assets

a)	Externally acquired intangible assets

Externally acquired intangible assets are initially recognized at cost and subsequently amortized on a straight-line basis over their useful economic lives.

Intangible assets acquired from third parties have an estimated useful life as follows (in years):

Software: 3 years

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Trademarks and patents: 5 years

Certification ISO Standards: 3 years

Useful lives and amortization methods are reviewed every year as required by IAS 38.

b)	Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalized if it can be demonstrated that:

-       It is technically feasible to develop the product for it to be sold;

-       Adequate resources are available to complete the development;

-       There is an intention to complete and sell the product;

-       The Group is able to sell the product;

-       Sale of the product will generate future economic benefits; and

-       Expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statement of profit or loss and other comprehensive income as incurred (Note 7.3).

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed (Note 6.8).

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

-  Product registration: In accordance with regulations set by certain regulatory agencies such as the National Agri-Food Safety and Quality Service (SENASA), Rizobacter has been required to register products with regulatory authorities to be able to sell them both in the domestic and international markets (jointly referred to as "Product Registration"). Some of the registered products have been developed by third parties.

-  Brand: Rizobacter offers a wide variety of proprietary and third-party products, which are commercialized under the Rizobacter brand name. This intangible has been designated with an indefinite useful life.

-  Customer loyalty: Rizobacter sales to distributors of agrochemicals and to special accounts, mainly large retailers and wholesalers, whether inside or outside the Argentine territory are included. They are recognized at their fair value at the date of acquisition and are subsequently amortized on a straight-line based on the timing of projected cash flows of the clients over their estimated useful lives.

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

4.12.	Financial liabilities

The Group measures its financial liabilities at initial recognition at fair value.

The Group classifies all its financial liabilities as financial liabilities measured at amortized cost (using the effective interest rate method), except for the following liabilities that are measured at fair value: (a) Private warrants do not reach the fixed-for-fixed’ condition and were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion. See note 6.17.

In the case of the private warrants designated as a whole at fair value through profit or loss, the amount of the change in fair value is recognized as a financial result.

The Group does not apply hedge accounting.

Estimates

The Group has designated private warrants as a whole at fair value. Management of the Group periodically evaluates the appropriate valuation techniques and data used in the fair value measurement and estimation of changes in fair value derived from changes in the inputs. In estimating the fair value of those financial liabilities, the Group uses observable market inputs as far as possible.

Information about the valuation techniques and significant assumptions used is detailed in Note 14.

4.13.	Warrants

As part of the merger, the Group incorporated 11,500,000 public warrants (“Public warrants”), 12,700,000 private warrants (5,200,000 “Founder warrants” and 7,500,000 “Bioceres warrants”) that Union issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas.

The warrants are an equity instrument only if (a) the instrument includes no contractual obligation to deliver cash or another financial asset to another entity and (b) if the instrument will or may be settled in the issuer's own equity instruments, it is either a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments or a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments (“fixed-for-fixed’ condition”).

Public warrants were classified as an equity instrument as they comply with the ‘fixed-for-fixed’ condition. Founder warrants and Bioceres warrants (as a group, the “Private warrants”) instead were classified as financial liabilities (see Note 6.17).

Estimates

The estimate of the fair value of Private warrants requires a determination of which factors are most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these instruments by applying a simulation model of the share price trajectory under the hypothesis of Brownian Motion. The hypotheses used for the estimate of the fair value of these instruments are disclosed in Note 6.17.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

4.14.	Convertibles notes

The Convertible notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity component was measured as the residual amount that results from deducting the fair value of the liability component from the initial carrying amount of the instrument. The fair value of the consideration of the liability component was measured first at the fair value of a similar liability (including any embedded non-equity derivative features, such as an issuer’s call option to redeem the bond early) that does not have any associated equity conversion option.

The Group’s policy choice is to consider if the instrument meets the ‘fixed for fixed’ condition, as the strike price is pre-determined at inception and only varies over time, and it is therefore classified as equity. As regards to the mandatory conversion feature (see Note 6.18), as it is a contingent settlement provision, the Group decided to measure the liability component at initial recognition, based on its best estimate of the present value of the redemption amount and allocated the residual to the equity component.

4.15.	Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

The accounting policies related to incentive payments based on the stock options are detailed in Note 4.22.

4.16.	Provisions

The Group has recognized provisions for liabilities of uncertain timing or amount. The provision is measured at the best estimate of the expenditure required to settle the obligation at the end of the reporting period, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

4.17.	Parent company investment

The Group has recognized the contribution made by Bioceres S.A./Bioceres LLC into the combined entity as Parent company investment. See note 10.2.

The Group’s ordinary shares are classified as equity instruments, except for the puttable shares which are compound financial instruments. Puttable shares are segregated into separate components of equity instruments and puttable instruments, the latter of which is classified as a financial liability in accordance with IAS 32.

The shares classified as equity instruments are measured at nominal value.

4.18.	Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

Revenue from ordinary activities from contracts with customers is recognized and measured based on a five-step model, namely:

• Identification of the contract with the client. A contract is an agreement between two or more parties, which creates rights and obligations for the parties involved.

• Identification of performance obligations, issuing as such a commitment arising from the contract to transfer a good or service.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

In the case of sales made with where delivery is delayed at the buyer's request but the buyer assumes ownership and accepts the invoice, revenue is recognized when the buyer assumes ownership, provided that:

-  It must be probable that delivery will take place;

-	The goods must be on hand, identified and be ready for delivery to the buyer at the time the sale is recognized

-  The buyer must specifically acknowledge the deferred delivery instructions; and

-  The usual payment terms must apply.

No revenue is recognized when there is only an intention to purchase or produce the goods in time for delivery.

b)	Rendering of services

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

4.19.     Government grants

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

4.20.	Borrowing costs

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

All other loan costs are recognized under financial costs, through profit and loss.

4.21.	Income tax and minimum presumed income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

-  The initial recognition of goodwill;

-  The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and

Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

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

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

-  The same taxable entity within the Group, or

-  Different entities within the Group which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

4.22.	Share-based payments

Certain executives and directors of the Group were granted incentives in the form of shares and options to purchase Bioceres Crop Solutions shares as consideration for services.

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

When the transaction is settled by the Bioceres Crop Solutions or by the counterparty, any remainder of the fair value is charged to income immediately.

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

5.    CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The Group makes certain estimates and assumptions regarding the future. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

5.1.	Critical estimates

-	Estimate of the trade receivables impairment provision (Note 4.2).

-	Estimate of the inventory obsolescence allowance (Note 4.3).

-	Capitalization and impairment testing of development costs (Notes 4.7 and 6.8).

-	Impairment of goodwill (Notes 4.7 and 6.9).

-	Recoverability of investments in joint ventures (Note 4.8)

-	Fair value of land and buildings (Note 4.9).

-	Identification and fair value of identifiable intangible assets arising in a business combination (Note 4.11 y 6.8).

-	Share-based payments (Notes 4.22 and 18).

-	Recognition and recoverability of deferred tax assets and credit for minimum presumed income tax (Note 4.21 and Note 8).

-	Fair value of Warrants (Note 6.17).

-	Classification of the Convertible Note as compound instruments and determination of fair value of the liability component from the initial carrying amount (Note 6.18).

6.	INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

6.1.	Cash and cash equivalents

	06/30/2020	06/30/2019	06/30/2018
Cash at bank and on hand	4,813,012	3,450,873	2,215,103
Mutual funds	22,346,409	-	-
	27,159,421	3,450,873	2,215,103

6.2.	Other financial assets

	06/30/2020	06/30/2019	06/30/2018
Current
Restricted short-term deposit	4,390,458	4,327,275	4,538,321
US Treasury bills	7,768,410	-	-
Other investments	16,640,965	347,718	-
Other marketable securities	-	8,515	12,526
	28,799,833	4,683,508	4,550,847

	06/30/2020	06/30/2019	06/30/2018
Non-current
Shares of Bioceres S.A.	321,705	374,685	240,920
Other marketable securities	998	1,728	2,438
	322,703	376,413	243,358

Variations in the allowance for uncollectible trade receivables are reported in Note 6.19. The book value is reasonably approximate to the fair value given its short-term nature.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

6.3.	Trade receivables

	06/30/2020	06/30/2019	06/30/2018
Trade debtors	53,047,035	48,910,484	44,641,053
Allowance for impairment of trade debtors	(3,886,832)	(3,360,224)	(3,212,170)
Shareholders and other related parties (Note 16)	1,090,004	467,743	571,216
Allowance for impairment of shareholders and other related parties (Note 16)	(768)	(75,596)	(23,126)
Allowance for credit notes to be issued	(2,285,197)	(800,606)	(1,517,361)
Trade debtors - Parent company (Note 16)	-	440,268	361,606
Trade debtors - Joint ventures and associates (Note 16)	120,992	2,369	209,039
Discounted and deferred checks	25,461,399	13,651,939	11,858,170
	73,546,633	59,236,377	52,888,427

The book value is reasonably approximate to the fair value given its short-term nature.

6.4.	Other receivables

	06/30/2020	06/30/2019	06/30/2018
Current
Taxes	2,205,342	584,641	664,926
Other receivables - Other related parties (Note 16)	2,102	10,971	119,677
Other receivables - Parents companies and related parties to Parents (Note 16)	102,069	-	103,251
Other receivables - Joint ventures and associates (Note 16)	1,562,340	250,783	1,962,459
Prepayments to suppliers	379,914	496,001	516,742
Prepayments to suppliers - Shareholders and other related parties (Note 16)	81,737	-	-
Reimbursements over exports	29,077	366,594	362,815
Prepaid expenses and other receivables	128,650	213,597	-
Loans receivable	230,000	-	1,360
Miscellaneous	49,441	59,242	508,975
	4,770,672	1,981,829	4,240,205

	06/30/2020	06/30/2019	06/30/2018
Non-current
Taxes	328,701	681,168	295,924
Reimbursements over exports	1,293,958	878,470	346,575
Other receivables - Joint ventures and associates (Note 16)	-	-	4,337,008
Miscellaneous	80,914	672	-
	1,703,573	1,560,310	4,979,507

The book value is reasonably approximate to the fair value given its short-term nature.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

6.5.	Inventories

	06/30/2020	06/30/2019	06/30/2018
Agrochemicals	356,489	22,137	94,486
Seeds and grains	1,300,998	207,519	514,000
Microbiological resale products	13,486,668	13,894,018	8,389,191
Microbiological products produced	8,079,553	8,370,583	6,383,263
Goods in transit	1,292,239	751,737	776,869
Supplies	5,930,471	4,482,827	3,978,934
Allowance for obsolescence	(1,107,870)	(406,818)	(770,742)
	29,338,548	27,322,003	19,366,001

The roll-forward of allowance for obsolescence is in Note 6.19. Inventories recognized as an expense during the years ended June 30, 2020, 2019 and 2018 amounted to $86,179,252, $80,424,450 and $77,797,414, respectively. Those expenses were included in cost of sales.

6.6.	Biological assets

	06/30/2020	06/30/2019	06/30/2018
Biological assets	965,728	270,579	-
	965,728	270,579	-

On September 16, 2019, Rizobacter Argentina S.A., a subsidiary of the Company, entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter Argentina S.A. recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. Rizobacter corresponds to 5% and Espartina to 95%. The in-kind contributions made during the year amount to $ 476,292 (Note 16). Each party decides the means of commercialization and the destination of the grains produced.

Under the agreement, Rizobacter provides inputs and money necessary for producing the grains and according to the established participation percentages. For its participation, Espartina contributes all cultivation practices in fields, inputs not provided by Rizobacter, and all administrative expenses related to production.

Additionaly, Bioceres Semillas S.A., a subsidiary of the Company, has crops for wheat seeds production. The crops are valued at it cost with approximates fair value because little biological transformation has taken place since the costs were originally incurred. Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	Total
Beginning of the year	237,723	32,856	-	-	270,579
Initial recognition and changes in the fair value of biological assets	198,932	252,056	202,543	63,210	716,741
Decrease due to harvest / disposals	(447,132)	(252,372)	(227,303)	(59,626)	(986,433)
Cost incurred during the year	284,951	314,950	596,799	38,033	1,234,733
Exchange differences	(169,373)	(75,736)	(17,216)	(7,567)	(269,892)
Year ended June 30,2020	105,101	271,754	554,823	34,050	965,728

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

	Soybean	Corn	Wheat	Barley	Total
Beginning of the year	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	241,707	38,238	-	-	279,945
Decrease due to harvest / disposals	(288,791)	(45,687)	-	-	(334,478)
Cost incurred during the year	339,088	47,986	-	-	387,074
Exchange differences	(54,281)	(7,681)	-	-	(61,962)
Year ended June 30,2019	237,723	32,856	-	-	270,579

As mentioned in Note 4.4., the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market, and the use of unobservable inputs is significant to the overall valuation of the assets. Various factors influence the availability of observable inputs, including, but not limited to, the type of asset and its location, climate changes and the technology used, among others.

Unobservable inputs are determined based on the best information available, for example, by reference to historical information regarding past practices and results, statistical and agronomical information and other analytical techniques. Changes in the assumptions underlying such subjective inputs can materially affect the fair value estimate and impact our results of operations and financial condition.

In contrast to biological assets whose fair value is generally determined using the DCF method, we typically determine the fair value of our agricultural produce at the point of harvest using market prices.

Market prices used in the discounted cash flow model are determined by reference to observable data in the relevant market. Harvesting costs and other commercialization costs are estimated based on historical and statistical data. Yields are estimated by our agronomic engineers based on several factors, including the location of the farms, crop type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement.

As of June 30, 2020, the impact of a 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our planting of $0.19 million.

6.7.	Property, plant and equipment

Property, plant and equipment as of June 30, 2020, 2019 and 2018, included the following:

	06/30/2020	06/30/2019	06/30/2018
Gross carrying amount	54,527,392	57,059,972	44,764,394
Accumulated depreciation	(13,012,286)	(13,225,424)	(4,587,248)
Net carrying amount	41,515,106	43,834,548	40,177,146

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

1.         Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 06/30/2020	Net carrying amount 06/30/2019	Net carrying amount 06/30/2018
Office equipment	188,280	213,437	194,819
Vehicles	1,149,455	1,785,701	1,099,603
Equipment and computer software	32,448	123,472	212,236
Fixtures and fittings	3,679,075	4,737,396	3,508,083
Machinery and equipment	5,449,233	6,336,691	4,466,293
Land and buildings	29,746,076	29,969,237	30,513,273
Buildings in progress	1,270,539	668,614	182,839
Total	41,515,106	43,834,548	40,177,146

2.         Gross carrying amount as of June 30, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Reclassifications	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	629,119	42,658	-	-	(91,895)	-	579,882
Vehicles	3,604,537	248,800	(264,069)	(139,369)	(472,357)	-	2,977,542
Equipment and computer software	955,657	27,961	(375,242)	-	(142,697)	-	465,679
Fixtures and fittings	6,438,430	14,985	20,801	-	(993,785)	-	5,480,431
Machinery and equipment	10,233,501	556,693	(598,561)	-	(1,136,932)	-	9,054,701
Land and buildings	34,530,114	3,261	36,487	-	(4,772,065)	4,900,821	34,698,618
Buildings in progress	668,614	752,339	(57,288)	-	(93,126)	-	1,270,539
Total	57,059,972	1,646,697	(1,237,872)	(139,369)	(7,702,857)	4,900,821	54,527,392

Reclassifications corresponds to transfers to Leassed Assets from finance leases assets.

3.         Accumulated depreciation as of June 30, 2020 is as follows:

		Depreciation
Class	Accumulated as of the beginning of year	Disposals / Reclassifications	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	415,682	-	35,879	(59,959)	-	391,602
Vehicles	1,818,836	(173,482)	426,623	(243,890)	-	1,828,087
Equipment and computer software	832,185	(307,816)	28,170	(119,308)	-	433,231
Fixtures and fittings	1,701,034	-	338,092	(237,770)	-	1,801,356
Machinery and equipment	3,896,810	(279,322)	553,399	(565,419)	-	3,605,468
Land and buildings	4,560,877	-	627,973	(604,216)	367,908	4,952,542
Total	13,225,424	(760,620)	2,010,136	(1,830,562)	367,908	13,012,286

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

4.         Gross carrying amount as of June 30, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Adjustment of opening net book amount for application of IAS 29	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	243,948	333,904	30,621	-	(8,493)	29,139	-	629,119
Vehicles	1,660,294	1,054,631	1,093,749	-	(297,269)	93,132	-	3,604,537
Equipment and computer software	419,638	416,274	75,152	-	(1,685)	46,278	-	955,657
Fixtures and fittings	3,826,665	1,909,115	7,518	213,333	-	481,799	-	6,438,430
Machinery and equipment	5,404,029	3,976,720	98,034	7,863	(31,407)	778,262	-	10,233,501
Land and buildings	33,026,981	1,438,728	125,930	-	-	1,994,906	(2,056,431)	34,530,114
Buildings in progress	182,839	75,405	613,098	(221,196)	-	18,468	-	668,614
Total	44,764,394	9,204,777	2,044,102	-	(338,854)	3,441,984	(2,056,431)	57,059,972

5.         Accumulated depreciation as of June 30, 2019 is as follows:

	Depreciation
Class	Accumulated as of the beginning of year	Adjustments of opening net book amount for application of IAS 29	Disposals	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	49,129	309,339	(4,007)	39,997	21,224	-	415,682
Vehicles	560,691	750,195	(205,618)	621,974	91,594	-	1,818,836
Equipment and computer software	207,402	486,143	(769)	99,350	40,059	-	832,185
Fixtures and fittings	318,582	912,404	-	397,989	72,059	-	1,701,034
Machinery and equipment	937,736	2,121,816	(16,807)	673,784	180,281	-	3,896,810
Land and buildings	2,513,708	1,343,500	-	617,162	221,428	(134,921)	4,560,877
Total	4,587,248	5,923,397	(227,201)	2,450,256	626,645	(134,921)	13,225,424

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

6.	Gross carrying amount as of June 30, 2018 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Transfers	Disposals	Foreign currency translation	Revaluation	As of the end of year
Office equipment	252,220	119,623	-	-	(127,895)	-	243,948
Vehicles	2,223,102	388,856	-	(131,746)	(819,918)	-	1,660,294
Equipment and computer software	426,529	189,094	47,744	(14,726)	(229,003)	-	419,638
Fixtures and fittings	4,665,074	6,178	1,646,914	(1,632)	(2,489,869)	-	3,826,665
Machinery and equipment	9,152,269	197,840	-	(23,010)	(3,923,070)	-	5,404,029
Land and buildings	30,931,226	26,017	651,662	-	(13,146,785)	14,564,861	33,026,981
Buildings in progress	870,469	1,864,186	(2,346,320)	-	(205,496)	-	182,839
Total	48,520,889	2,791,794	-	(171,114)	(20,942,036)	14,564,861	44,764,394

7.	Accumulated depreciation as of June 30, 2018 is as follows:

	Depreciation
Class	Accumulated as of the beginning of year	Disposals	Of the year	Foreign currency translation	Revaluation	Accumulated as of the end of year
Office equipment	31,522	-	41,740	(24,133)	-	49,129
Vehicles	373,215	(42,928)	434,632	(204,228)	-	560,691
Equipment and computer software	118,169	(13,641)	195,386	(92,512)	-	207,402
Fixtures and fittings	204,171	-	286,024	(171,613)	-	318,582
Machinery and equipment	746,828	-	741,508	(550,600)	-	937,736
Land and buildings	828,109	-	531,591	(516,056)	1,670,064	2,513,708
Total	2,302,014	(56,569)	2,230,881	(1,559,142)	1,670,064	4,587,248

The depreciation charge is included in Notes 7.3 and 7.4. The Group has no commitments to purchase property, plant and equipment items.

A detail of restricted assets is provided in Note 19.

Revaluation of property, plant and equipment

At a minimum, the Group updates their assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), taking into account the most recent independent valuations and market data. Valuations were performed at June 30, 2020. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

All resulting fair value estimates for properties are included in level 3.

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

	Value at cost
Class of property	06/30/2020	06/30/2019	06/30/2018
Land and buildings	12,549,876	14,330,892	18,244,100

6.8.	Intangible assets

Intangible assets as of June 30, 2020, 2019 and 2018 included the following:

	06/30/2020	06/30/2019	06/30/2018
Gross carrying amount	42,832,837	45,848,737	29,155,315
Accumulated amortization	(7,499,373)	(6,232,311)	(2,497,970)
Net carrying amount	35,333,464	39,616,426	26,657,345

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

The Group’s technologies which are capitalized based on an advanced stage of development (phase 4 or higher), are set forth in the table below:

Crop	Technologies			R&D Phase	Entity
	Germplasm	Protection	Yield
Soybean	MG III-VIII (1)	GT (2)	HB4	Advanced Develop.	BCS Holding
Wheat	Spring / Winter	GluT (2)	HB4	Advanced Develop.	Trigall Genetics (3) (Note 12)

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

(3)       Included in Trigall`s financial statements. Reflected in the Consolidated financial statements through the equity method investment.

The soybean HB4 technology was approved by the Argentine Ministry of Agriculture, Livestock and Fishing on October 6, 2015, under Resolution N° 397/15.

In the case of HB4 wheat, although favorable opinions have already been obtained from both CONABIA and of SENASA, Bioceres is awaiting the decision of the National Directorate of Agricultural Markets, which analyzes the commercial impact of being the first country in the world to release wheat of these characteristics.

The U.S. FDA completed its full review of the safety evaluation for HB4 soybeans, clearing it for use in human food and animal food on August 10, 2017. Bioceres Crop received USDA approval of HB4 Drought Tolerant Soybeans in August 2019.

Interaction with the regulatory authorities of China continues because the commercialization of the product in Argentina is subject to approval in that country. Specifically, in May 2019, all additional consultations made by the Ministry of Agriculture of the Republic of China (MOA) were answered.

Other intangible assets identified in the business combination under common control with Semya (See note 4.6) include the following:

-Soybean Ecoseed Pack: This project promotes the development of biological products with high added value for soybean seed treatments. The development of these products integrates biotechnological, germplasm and bio inoculants synergistically.

-Wheat Ecoseed Pack: This project promotes the development of biological products with high added value for wheat seeds treatments. The development of these products integrates biotechnological, germplasm and bio inoculants synergistically.

-Bio Fungicides: The final objective of the project is to generate biological products with high added value for the treatment of seeds, focusing on the ability to bio control diseases in wheat and soybeans crops.

Crop nutrition

The Group’s crop nutrition activities include the development of and investment in microbiological products that have been incorporated as part of the integration of Rizobacter into the Group, including the following microbiological assets incorporated as intangible assets measured at fair value:

-       TOP Technologies: TOP (Osmo Protection Technology) promotes high metabolic and physiological performance of bacteria and ensures bacterial survival and concentration in seeds and packages, reducing the impact of fungicides and insecticides on bacteria and substantially improving inoculants performance and their incidence in crop yields.

-       Signum Technologies: Signum bio-inductor generates molecular signals which activate bacterial and plant metabolic processes earlier, thus maximizing the development of leguminous plants. Furthermore, it stimulates the interaction with different soil beneficial microorganisms that provide additional advantages to inoculation, activates mechanisms of resistance to abiotic stress factors (low temperatures, droughts and soil acidity), and induces defensive responses during interactions with harmful microorganisms.

-       LLI Technologies: This technology marks a turning point in inoculation. The time of disposal to maintain living bacteria on seeds is, a prerequisite for effective nodulation. Ready-to-use (RTU) seed allows growers to reduce costs, simplify the sowing operation, minimize the risks normally associated with on-farm treatments, and achieve the precise positioning of bacteria through the inoculant. This treatment provides for a higher number of healthier plants with outstanding root development to reach the soybean crop’s full yield potential.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Other intangible assets

Other intangible assets identified in the business combination with Rizobacter:

-       Product registration: In accordance with regulations set by certain regulatory agencies such as the National Agri-Food Safety and Quality Service (SENASA), Rizobacter has been required to register products with regulatory authorities to be able to sell them both in the domestic and international markets (jointly referred to as "Product Registration"). Some of the registered products have been developed by third parties.

-       Brand: Rizobacter offers a wide variety of proprietary and third-party products, which are commercialized under the Rizobacter brand name. This intangible has been designated with an indefinite useful life.

-       Customer loyalty: Rizobacter’s sales to distributors of agrochemicals and to special accounts, mainly large retailers and wholesalers, whether inside or outside the Argentine territory are included. They are recognized at their fair value at the date of acquisition and are subsequently amortized on a straight-line based on the timing of projected cash flows of the clients over their estimated useful lives.

Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 06/30/2020	Net carrying amount 06/30/2019	Net carrying amount 06/30/2018
Seed and integrated products
Soybean HB4	7,345,923	6,120,336	4,927,853
Ecoseed integrated products	2,296,955	2,627,946	-
Crop nutrition
Microbiological products	2,503,631	2,208,117	2,122,484
Other intangible assets
Trademarks and patents	6,374,782	8,063,648	5,574,682
Software	686,965	994,723	949,310
Customer loyalty	16,125,208	19,601,656	13,083,016
Total	35,333,464	39,616,426	26,657,345

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

1.	Gross carrying amount as of June 30, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	6,120,336	1,225,587	-	-	7,345,923
Ecoseed integrated products	2,627,946	38,143	-	(369,134)	2,296,955
Crop nutrition
Microbiological products	3,267,200	1,358,315	(286,496)	(471,426)	3,867,593
Other intangible assets
Trademarks and patents	9,810,822	-	-	(1,378,076)	8,432,746
Software	2,149,340	233,434	-	(293,845)	2,088,929
Customer loyalty	21,873,093	-	-	(3,072,402)	18,800,691
Total	45,848,737	2,855,479	(286,496)	(5,584,883)	42,832,837

2.	Accumulated amortization as of June 30, 2020 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Of the period	Disposals	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiological products	1,059,083	471,135	(17,495)	(148,761)	1,363,962
Other intangible assets
Trademarks and patents	1,747,174	556,206	-	(245,416)	2,057,964
Software	1,154,617	399,090	-	(151,743)	1,401,964
Customer loyalty	2,271,437	723,103	-	(319,057)	2,675,483
Total	6,232,311	2,149,534	(17,495)	(864,977)	7,499,373

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

3.	Gross carrying amount as of June 30, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Adjustment of opening net book amount for application of IAS 29	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	4,927,853	-	1,192,483	-	-	6,120,336
Ecoseed integrated products	-	-	2,627,946	-	-	2,627,946
Crop nutrition
Microbiology products	2,505,864	841,753	41,485	(318,949)	197,047	3,267,200
Other intangible assets
Trademarks and patents	6,278,706	2,986,739	-	-	545,377	9,810,822
Software	1,444,603	438,703	200,600	(40,359)	105,793	2,149,340
Customer loyalty	13,998,289	6,658,894	-	-	1,215,910	21,873,093
Total	29,155,315	10,926,089	4,062,514	(359,308)	2,064,127	45,848,737

4.	Accumulated amortization as of June 30, 2019 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Adjustment of opening net book amount for application of IAS 29	Disposals	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiology products	383,380	202,791	(20,887)	459,287	34,512	1,059,083
Other intangible assets
Trademarks and patents	704,024	334,919	-	647,101	61,130	1,747,174
Software	495,293	227,264	(40,359)	429,258	43,161	1,154,617
Customer loyalty	915,273	435,389	-	841,273	79,502	2,271,437
Total	2,497,970	1,200,363	(61,246)	2,376,919	218,305	6,232,311

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

5.	Gross carrying amount as of June 30, 2018 is as follows:

	Gross carrying amount
Class	As of the beginning of year	Additions	Disposals	Foreign currency translation	As of the end of year
Seed and integrated products
Soybean HB4	3,111,253	1,816,600	-	-	4,927,853
Crop nutrition
Microbiological products	3,782,238	484,825	-	(1,761,199)	2,505,864
Other intangible assets
Trademarks and patents	10,906,317	-	-	(4,627,611)	6,278,706
Software	1,787,925	614,529	-	(957,851)	1,444,603
Customer loyalty	24,315,484	-	-	(10,317,195)	13,998,289
Total	43,903,217	2,915,954	-	(17,663,856)	29,155,315

6.	Accumulated amortization as of June 30, 2018 is as follows:

	Amortization
Class	Accumulated as of beginning of year	Disposals	Of the year	Foreign currency translation	Accumulated as of the end of year
Crop nutrition
Microbiological products	290,969	-	321,887	(229,476)	383,380
Other intangible assets
Trademarks and patents	503,553	-	617,478	(417,007)	704,024
Software	395,156	-	399,311	(299,174)	495,293
Customer loyalty	654,648	-	802,800	(542,175)	915,273
Total	1,844,326	-	2,141,476	(1,487,832)	2,497,970

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

6.9.	Goodwill

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

Also, after the share purchase agreement (SPA) between Bioceres S.A. and Bioceres Crops Solutions Corp for the 50 % of ownership in Semya (see note 4.6.), the Group recognized as goodwill the expected revenues from the commercialization of intensive R&D products of Semya that previously were allocated on the equity participation.

The variations in goodwill occurred during the years / period consolidated correspond to translation differences. There have been no goodwill impairment indicators.

Carrying amount of goodwill as of June 30, 2020, 2019 and 2018 is as follows:

	06/30/2020	06/30/2019	06/30/2018
Rizobacter	20,094,633	23,484,761	14,438,027
Semya	5,432,222	6,319,954	-
	25,526,855	29,804,715	14,438,027

The Rizobacter brand intangible with an indefinite useful life has been allocated to the Rizobacter CGU.

Management has made the estimates considering the cash flow projections projected by the management of Rizobacter and third-party valuation reports on the assets, intangible assets and liabilities assumed. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The discount rate used ranges was 15.55%.

The weighted average cost of capital ("WACC") rate has been estimated based on the market capital structure. For the cost of debt, the indebtedness cost of the CGU was used.

For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).

The value assigned is consistent with external sources of information.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Key assumption	Management’s approach
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

6.10.	Trade and other payable

	06/30/2020	06/30/2019	06/30/2018
Current
Trade creditors	37,139,351	30,489,072	22,222,872
Shareholders and other related parties (Note 16)	1,031,710	1,796,932	365,994
Trade creditors - Parent company (Note 16)	2,210,308	1,568,036	-
Trade creditors - Joint ventures and associates (Note 16)	14,409,853	4,805,149	3,493,113
Taxes	2,163,552	1,475,410	35,391
Consideration payment Semya acquisition (Note 16)	122,950	122,950	-
Miscellaneous	212,138	320,945	1,591,460
	57,289,862	40,578,494	27,708,830

	06/30/2020	06/30/2019	06/30/2018
Non-current
Consideration payment Semya acquisition (Note 16)	452,654	452,654	-
	452,654	452,654	-

The book value is reasonably approximate to the fair value given its short-term nature.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

6.11.	Borrowings

	06/30/2020	06/30/2019	06/30/2018
Current
Bank overdrafts	73,362	-	532,912
Bank borrowings	47,646,912	52,274,611	54,304,759
Corporate bonds	12,611,940	8,416,768	3,262,924
BAF Loans	-	-	5,112,222
Net loans payables-Parents companies and related parties to Parents (Note 16)	3,389,521	5,399,883	1,816,084
Finance lease	-	385,947	280,027
	63,721,735	66,477,209	65,308,928
Non-current
Subordinated loan	10,364,045	-	-
Bank borrowings	3,497,671	16,239,743	25,253,940
Corporate bonds	18,364,894	8,018,884	-
Net loans payables-Parents companies and related parties to Parents (Note 16)	9,000,000	12,358,024	-
Finance lease	-	462,870	454,265
	41,226,610	37,079,521	25,708,205

The carrying value of some borrowings as of June 30, 2020, 2019 and 2018 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	06/30/2020		06/30/2019		06/30/2018
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	47,646,912	44,578,784	52,274,611	52,088,002	54,304,759	51,842,735
Corporate Bonds	12,611,940	11,997,981	8,416,768	7,632,806	3,262,924	3,126,570

Non-current
Bank borrowings	3,497,671	3,072,395	16,239,743	14,274.55	25,253,940	20,610,018
Corporate Bonds	18,364,894	16,135,876	8,018,884	6,972,332	-	-

Net loans payables-Parents companies and related parties to Parents

As of June 30, 2019 financial assets (other receivables from the controlling entities (“Parents”) and related parties to Parents) and liabilities (loans payable to Parents companies) were offset and the net amount was reported in the Statement of Financial Position where the Company currently had a right to offset the recognized amounts, and there was an intention to settle on a net basis or realize the asset andsettle the liability simultaneously.

As of June 30, 2020, there were no offsets of financial assets and liabilities of the Parents.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Parents companies and related parties to Parents	Gross amounts	Gross amounts set off in the Statement of Financial Position	Net amounts presented in the Statement of Financial Position
Current other receivables	15,827,847	(15,827,847)	-
Total current assets	15,827,847	(15,827,847)	-
Current borrowings	(21,227,730)	15,827,847	(5,399,883)
Total current liabilities	(21,227,730)	15,827,847	(5,399,883)
Non-current borrowings	(12,358,024)	-	(12,358,024)
Total non-current liabilities	(12,358,024)	-	(12,358,024)

Corporate Bonds

a) Issuance of public corporate bonds (principal market)

On March 31, 2015 the Shareholders' Meeting of Rizobacter approved the establishment of a global program of corporate bonds (“CB”) in the Argentine principal market (“the Program”) for the issue of one or more series of simple CB through public offering, for their future listing on stock exchanges and other markets, up to a revolving outstanding amount of $40,000,000 or the equivalent in other currencies, or a lower amount to be determined by the Board of Directors, with a maximum term of five years.

Series II: On February 14, 2020, under the framework of law N° 23.576 and complementary obligations for corporate bonds, the Group completed an offering of US$7.6 million under Series II of its corporate bonds due 2021 and in two tranches:

Series II- Class A (US$)

Amount of the Issue: $3,338,830

Date of Issue and Subscription: February 19, 2020

Applicable rate: 10.5% annual nominal rate

Maturity: August 19, 2021

Initial Exchange rate: AR$ 61.24 /US$

Amortization: The principal will be amortized in one instalment as from the eighteenth month following the Date of Issue. The first instalment will be equal to 100% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a quarterly basis at a fixed annual nominal rate of 10.5%. If any service payment date is not a business day, payment will be made on the immediately subsequent business day without any interest accruing on this payment in respect to the days that elapse from the date of payment to the actual payment date.

On May 19, 2020, the interest service payment No. 1 of the Series II- Class A bond was made.

Series II- Class B (US$)

Amount of the Issue: $4,281,581

Date of Issue and Subscription: February 19, 2020

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Applicable rate: 9.5% annual nominal rate

Maturity: February 19, 2021

Initial Exchange rate: AR$ 61.24 /US$

Amortization: The principal will be amortized in one instalment as from the twelfth month following the Date of Issue. The first instalment will be equal to 100% of the principal amount issued.

Date of Payment of Services: Interest will be paid on a quarterly basis at a fixed annual nominal rate of 9,5%. If any service payment date is not a business day, payment will be made on the immediately subsequent business day without any interest accruing on this payment in respect to the days that elapse from the date of payment to the actual payment date

On May 19, 2020, the interest service payment No. 1 of the Series II- Class B bond was made.

Series III: On June 18, 2020, under the framework of law N° 23.576 and complementary obligations for corporate bonds, the Group completed an offering of $15 million under Series III of its corporate bonds due 2021 with the following conditions:

Series III- US$

Amount of the Issue: $15,000,000.

Date of Issue and Subscription: June 18, 2020

Applicable rate: 4.73 % annual nominal rate

Maturity: December 18, 2021

Initial Exchange rate: AR$ 69.24 /US$

Amortization: The principal will be amortized in one instalment on the maturity date.

Date of Payment of Services: Interest will be paid on a quarterly basis at a fixed annual nominal rate of 4.73%. If any service payment date is not a business day, payment will be made on the immediately subsequent business day without any interest accruing on this payment in respect to the days that elapse from the date of payment to the actual payment date.

As of June 30, 2020, none of the interest services or capital has due.

b) Issuance of private corporate bonds

On April 4, 2019, the Group issued class I of guaranteed negotiable obligations, not convertible into shares, within the framework of Law No. 23,576 of Negotiable and Complementary Obligations, for a total nominal value of $16 million due on April 5, 2021, which were placed privately on April 5, 2019, as detailed below:

Series I (US$) - Inversiones Odisea

Holder: Inversiones Odisea (company duly constituted in and in accordance with the laws of the Republic of Chile).

Amount of the Issue: $13,000,000

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Date of Issue and Subscription: April 5, 2019

Applicable rate (initial): 10.55% annual nominal rate

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

As of June 30, 2020, the capital owned in Series I US$ is $6.5 million.

Series II (US$)-Compass Latam High Yield

Holder: Compass Latam High Yield (investment fund administered by Compass Group Chile S.A.).

Amount of the Issue: $3,000,000

Date of Issue and Subscription: April 5, 2019

Applicable rate (initial): 10.55% annual nominal rate

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

As of June 30, 2020, the capital owned in Series II US$ is $1,5 million.

Private corporates bonds are guaranteed by: a) a mortgage on real estates assets owned by the Company, for $16 million and b) pledge on the shares that represent 10% of the holding of Rasa Holding LLC in the share capital of Rizobacter Argentina S.A.

Under the terms of the Private corporates’ bonds, Rizobacter is required to comply with the following financial ratios:

a)	Net Debt to EBITDA ratio must be less than 3x.

b)	EBITDA to interest ratio must be more than 2x for the years 2019, 2020 and 2021.

c)	Liabilities to assets ratio less than (i) 0.825x for 2019, (ii) 0.8x for 2020 and 2021.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

As of June 30, 2020, our subsidiary Rizobacter did not comply with the liabilities to assets ratio mentioned above. However, Rizobacter got a waiver for the holders on June 30,2020. Covenant compliance is required to be measured annually.

Syndicated loan

In 2017, Rizobacter consummated a $45 million syndicated loan with Banco de Galicia y Buenos Aires S.A. as administrator, together with Banco Santander Río S.A., Banco BBVA Francés S.A., Banco Ciudad de Buenos Aires, Banco Provincia de Córdoba S.A., Banco Hipotecario S.A. and Banco Mariva S.A. acting as lenders. This loan was funded in two disbursements, the first of which was made on March 15, 2017 for the amount of $22,000,000, and the second of which was made on April 25, 2017 for the amount of $23,000,000.

Amount: $45,000,000

Amortization: 13 quarterly instalments as from the twelfth month following the date of issue.

Applicable rate: 6.50%

Collaterals: Cash and short-term bank deposits collaterals and Bioceres guarantees.

Covenants:   Under the terms of the syndicated loan, Rizobacter is required to comply with the following financial ratios:

a)	Net Debt to EBITDA ratio must be less than 3x,

b)	EBITDA to interest ratio must be more than (i) 1.2x for 2017, (ii) 1.5x for 2018 and (iii) 2x for the years 2019 and 2020, and

c)	Liabilities to assets ratio less than (i) 0.85x for 2017, (ii) 0.825x for 2018 and (iii) 0.8x for 2019 and 2020.

As of June 30, 2020, our subsidiary Rizobacter did not comply with the liabilities to assets ratio mentioned above. However, Rizobacter got a waiver for the year ended June 30, 2020 from the majority of the banks. The terms of the debts established that if Rizobacter obtains consents from more than 50% of the lenders, the debt is not considered in default. Covenant compliance is required to be measured annually.

As of June 30, 2020, the capital owned of the Syndicated loan amounted to $10.4 million.

6.12.	Employee benefits and social security

	06/30/2020	06/30/2019	06/30/2018
Salaries, accrued incentives, vacations and social security	2,960,542	3,044,965	2,855,678
Key management personnel (Note 16)	1,550,050	2,312,253	1,556,035
	4,510,592	5,357,218	4,411,713

Non-current
Key management personnel (Note 16)	534,038	-	-
	534,038	-	-

The book value is reasonably approximate to the fair value given its short-term nature.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

6.13.	Deferred revenue and advances from customers

	06/30/2020	06/30/2019	06/30/2018
Advances from customers	2,865,437	1,074,463	1,007,301
	2,865,437	1,074,463	1,007,301

The book value is reasonably approximate to the fair value given its short-term nature.

6.14.	Government grants

	06/30/2020	06/30/2019	06/30/2018
Current	1,270	2,110	17,695
Non-current	2,335	8,098	15,532
Total	3,605	10,208	33,227

	06/30/2020	06/30/2019	06/30/2018
At of the beginning of the year	10,208	33,227	118,545
Adjustment of opening net book amount for application of IAS 29	-	(27,794)	-
Received during the year	32,073	31,785	103,382
Currency conversion difference	(13,944)	(10,638)	(137,114)
Released to the statement of profit or loss	(24,732)	(16,372)	(51,586)
At the end of year	3,605	10,208	33,227

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

6.15.	Provisions

	06/30/2020	06/30/2019	06/30/2018
Provisions for contingencies	417,396	439,740	845,486
	417,396	439,740	845,486

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

There are no expected reimbursements related to the provisions.

The roll forward of the provision is in Note 6.19.

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

6.16.	Financed payment – Acquisition of business

	06/30/2020	06/30/2019	06/30/2018
Purchase option	-	-	14,605,469
Financed payment to sellers	-	2,826,611	5,618,121
	-	2,826,611	20,223,590
Non-current
Financed payment to sellers	-	-	2,651,019
	-	-	2,651,019

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

6.17.	Private warrants

	06/30/2020	06/30/2019	06/30/2018
Private warrants	1,686,643	2,861,511	-
	1,686,643	2,861,511	-

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Bioceres warrants: Union issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas: (i) 2,500,000 warrants with an strike price of $11.50, that will vest if and when the price of the ordinary shares trades above $15.00 for any twenty (20) trading days within any thirty (30) trading-day period; (ii) 2,500,000 warrants with an strike price of $15.00, which will vest upon issuance; and (iii) 2,500,000 warrants with an strike price of $18.00, which will vest upon issuance. Those warrants could be exercised during a 5-year period on a cashless basis (each warrant will be converted for the shares that result from the difference between the warrant price and the market value of the shares divided by the market value of the shares as set forth in the warrant agreement). Bioceres warrants were initially accounted as an equity transaction (distribution to shareholders in accordance to IAS 32), which were recorded as a reduction of equity amounting to $1,589,548. Subsequent changes in the liability are booked in financial results.

Private warrants do not reach the fixed-for-fixed’ condition mentioned in the subsection b) of the Note 2.9. Therefore, they were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion.

At inception, the fair value of Private warrants using a volatility of 32% (implied volatility of Public warrants), share price of $5.35 and risk-free rate of 2.43%, was $3.4 million. As of June 30, 2019, their fair value using a share price of $5.30 and risk-free rate of 1.7631%, decrease to $2.8 million and the Group recognized a finance gain of $0.6 million. As of June 30, 2020, their fair value using a share price of $6.06 and risk-free rate of 0.29%, decrease to $1.7 million and the Group recognized a finance gain of $1.2 million. See note 21.

6.18.	Convertible Notes

On March 6, 2020, Bioceres Crop Solutions Crop. issued $42.5 million Convertible Notes in a private placement. The Notes will mature on March 6, 2023 unless earlier converted or repurchased. The conversion price of the Notes is $8.00 per share (the “Strike Price”). The Notes are convertible into cash, ordinary shares or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, we may elect to convert the Notes into ordinary shares through a mandatory conversion, provided that our free float exceeds $100 million and the share price has traded above the Strike Price for 10 consecutive days.

The Notes are guaranteed by cash flows from Rizobacter’s Brazilian subsidiary and secured by a pledge on Rizobacter’s Argentine subsidiary shares, among others guarantees (see Note 18). The Convertible Notes accrue interest payable semi-annually beginning on June 15, 2020 at a rate of 11.5% per year payable in cash or in kind at our option. Payments in kind will be capitalized by adding such interest to the outstanding principal amount of the Notes on each corresponding interest payment date.

Under the terms of the Convertible Notes, the Group is required to comply with the following financial ratios:

a)	Net Debt to EBITDA ratio must be less than i) 3.5x for 2020 and 2021, (ii) 3.25x for 2022 and (iii) 3x for 2023, and

b)	EBITDA to interest ratio must be more than 2x

At inception, the fair value of the liability component of the Convertible Notes was measured using a discount rate of 12.66%.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

	06/30/2020	06/30/2019	06/30/2018
Convertible notes	43,029,834	-	-
	43,029,834	-	-

The carrying value of Convertible notes as of June 30, 2020 measured at amortized cost does not differ significantly from their fair value.

6.19.	Changes in allowances and provisions

Item	06/30/2019	Additions	Uses and reversals	Currency conversion difference	06/30/2020
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,360,224)	(1,520,928)	2,115	992,205	(3,886,832)
Allowance for impairment of related parties	(75,596)	(879)	45,516	30,191	(768)
Allowance for obsolescence	(406,818)	(984,207)	6,390	276,765	(1,107,870)

Total deducted from assets	(3,842,638)	(2,506,014)	54,021	1,299,161	(4,995,470)

INCLUDED IN LIABILITIES

Provisions for contingencies	(439,740)	(208,377)	7,852	222,869	(417,396)

Total included in liabilities	(439,740)	(208,377)	7,852	222,869	(417,396)

Total	(4,282,378)	(2,714,391)	61,873	1,522,030	(5,412,866)

Item	06/30/2018	Additions	Uses and reversals	IAS 29	Currency conversion difference	06/30/2019
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,212,170)	(654,991)	87,916	1,220,652	(801,631)	(3,360,224)
Allowance for impairment of related parties	(23,126)	(80,913)	12,408	17,396	(1,361)	(75,596)
Allowance for obsolescence	(770,742)	(736,372)	615,467	273,252	211,577	(406,818)

Total deducted from assets	(4,006,038)	(1,472,276)	715,791	1,511,300	(591,415)	(3,842,638)

INCLUDED IN LIABILITIES

Provisions for contingencies	(845,486)	(74,109)	320,941	353,257	(194,343)	(439,740)

Total included in liabilities	(845,486)	(74,109)	320,941	353,257	(194,343)	(439,740)

Total	(4,851,524)	(1,546,385)	1,036,732	1,864,557	(785,758)	(4,282,378)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Item	06/30/2017	Additions	Uses and reversals	Currency conversion difference	06/30/2018
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(2,873,688)	(1,362,720)	76,329	947,909	(3,212,170)
Allowance for impairment of related parties	(205,960)	-	27,264	155,570	(23,126)
Allowance for obsolescence	(707,105)	(822,135)	160,331	598,167	(770,742)

Total deducted from assets	(3,786,753)	(2,184,855)	263,924	1,701,646	(4,006,038)

INCLUDED IN LIABILITIES

Provisions for contingencies	(1,415,290)	(84,411)	38,308	615,907	(845,486)

Total included in liabilities	(1,415,290)	(84,411)	38,308	615,907	(845,486)

Total	(5,202,043)	(2,269,266)	302,232	2,317,553	(4,851,524)

7.	INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

7.1.	Revenue from contracts with customers

	06/30/2020	06/30/2019	06/30/2018
Sale of goods and services	170,574,909	159,198,516	133,048,429
Royalties	1,775,790	1,110,463	442,689
	172,350,699	160,308,979	133,491,118

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 16.

7.2.	Cost of sales

Item	06/30/2020	06/30/2019	06/30/2018
Inventories as of the beginning of the year	27,322,003	19,366,001	31,338,034
Adjustment of opening net book amount for the application of IAS 29	-	4,273,416	-
Purchases of the year	88,195,797	88,380,452	65,825,381
Production costs	10,998,165	11,558,513	14,002,049
Foreign currency translation	(3,601,829)	(9,291,498)	(14,704,912)
Subtotal	122,914,136	114,286,884	96,460,552
Inventories as of the end of the year	(29,338,548)	(27,322,003)	(19,366,001)
Cost of sales	93,575,588	86,964,881	77,094,551

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

7.3.	R&D classified by nature

Item	Research and development expenses 06/30/2020	Research and development expenses 06/30/2019	Research and development expenses 06/30/2018
Amortization of intangible assets	1,027,340	1,106,390	943,488
Import and export expenses	17,303	16,360	21,640
Depreciation of property, plant and equipment	97,171	220,849	223,515
Employee benefits and social securities	787,931	541,025	1,435,028
Maintenance	59,219	56,395	86,112
Energy and fuel	52,614	52,919	78,570
Supplies and materials	871,930	1,175,184	844,372
Mobility and travel	70,138	48,308	87,628
Share-based incentives	-	-	30,005
Professional fees and outsourced services	94,286	69,110	121,914
Professional fees related parties	821,809	378,273	-
Office supplies	9,801	3,796	17,932
Information technology expenses	-	-	8,851
Insurance	5,353	8,593	22,006
Depreciation of leased assets	7,079	-	-
Impairment of R&D projects	269,001	-	-
Miscellaneous	4,295	12,189	29,039
Total	4,195,270	3,689,391	3,950,100

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

7.4.	Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2020
Amortization of intangible assets	-	1,122,194	1,122,194
Analysis and storage	46,620	23,851	70,471
Commissions and royalties	1,268,670	553,518	1,822,188
Import and export expenses	190,226	1,321,256	1,511,482
Depreciation of property, plant and equipment	1,170,624	742,341	1,912,965
Depreciation of leased assets	248,948	317,870	566,818
Impairment of receivables	-	1,499,298	1,499,298
Freight and haulage	541,019	3,458,525	3,999,544
Employee benefits and social securities	4,744,240	12,505,277	17,249,517
Maintenance	400,162	530,758	930,920
Energy and fuel	397,253	111,141	508,394
Supplies and materials	321,962	260,126	582,088
Mobility and travel	12,980	1,358,857	1,371,837
Publicity and advertising	-	1,718,572	1,718,572
Contingencies	-	200,525	200,525
Share-based incentives	-	3,428,029	3,428,029
Professional fees and outsourced services	575,566	2,752,852	3,328,418
Professional fees related parties	-	32,816	32,816
Office supplies	2,093	356,906	358,999
Insurance	64,019	295,206	359,225
Information technology expenses	-	917,230	917,230
Obsolescence	977,817	-	977,817
Taxes	28,724	4,656,318	4,685,042
Miscellaneous	7,242	181,562	188,804
Total	10,998,165	38,345,028	49,343,193

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2019
Amortization intangible assets	-	1,270,529	1,270,529
Analysis and storage	5,811	905	6,716
Commissions and royalties	751,972	489,301	1,241,273
Bank expenses and commissions	-	30,784	30,784
Import and export expenses	95,111	1,396,636	1,491,747
Depreciation of property, plant and equipment	1,164,810	1,064,597	2,229,407
Impairment of receivables	-	686,985	686,985
Freight and haulage	1,433,867	2,662,715	4,096,582
Employee benefits and social securities	5,313,211	12,969,653	18,282,864
Maintenance	501,699	532,648	1,034,347
Energy and fuel	568,848	195,449	764,297
Supplies and materials	275,378	214,513	489,891
Mobility and travel	12,097	1,306,067	1,318,164
Publicity and advertising	-	1,709,552	1,709,552
Contingencies	-	67,417	67,417
Professional fees and outsourced services	681,790	7,346,607	8,028,397
Professional fees related parties	-	401,005	401,005
Office supplies	31,394	352,167	383,561
Insurance	105,302	802,352	907,654
Information technology expenses	-	709,539	709,539
Obsolescence	564,873	-	564,873
Taxes	37,388	4,821,136	4,858,524
Miscellaneous	14,962	213,243	228,205
Total	11,558,513	39,243,800	50,802,313

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 06/30/2018
Amortization intangible assets	-	1,197,988	1,197,988
Analysis and storage	1,225,756	225,462	1,451,218
Commissions and royalties	552,906	671,180	1,224,086
Bank expenses and commissions	-	51,471	51,471
Import and export expenses	131,558	725,479	857,037
Depreciation of property, plant and equipment	1,208,699	798,667	2,007,366
Impairment of receivables	-	1,259,127	1,259,127
Freight and haulage	664,984	2,251,297	2,916,281
Employee benefits and social securities	7,582,440	14,265,650	21,848,090
Maintenance	597,497	408,960	1,006,457
Energy and fuel	419,716	610,376	1,030,092
Supplies and materials	169,674	1,577	171,251
Mobility and travel	48,068	1,373,119	1,421,187
Publicity and advertising	-	2,239,505	2,239,505
Contingencies	-	84,411	84,411
Telephone and communications	-	630	630
Professional fees and outsourced services	195	2,058,787	2,058,982
Professional fees related parties	-	759,149	759,149
Office supplies	17,790	549,359	567,149
Insurance	118,610	611,129	729,739
Information technology expenses	19,057	601,955	621,012
Obsolescence	661,804	-	661,804
Taxes	105,104	4,019,515	4,124,619
Miscellaneous	478,191	498,895	977,086
Total	14,002,049	35,263,688	49,265,737

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

7.5.	Finance results

	06/30/2020	06/30/2019	06/30/2018
Financial costs
Interests with the Parents	(1,861,774)	(1,386,288)	(118,266)
Interests	(17,535,324)	(21,397,153)	(15,442,312)
Financial commissions	(1,483,428)	(1,578,292)	(1,628,075)
	(20,880,526)	(24,361,733)	(17,188,653)
Other financial results
Exchange differences generated by assets	30,194,601	48,355,784	25,710,957
Exchange differences generated by liabilities	(50,815,215)	(66,200,973)	(49,540,369)
Changes in fair value of financial assets or liabilities and other financial results	(418,186)	406,310	67,349
Gain from cancellation of purchase option	-	6,582,849	-
Share-based payment cost of listing shares	-	(20,893,789)	-
Net gain of inflation effect on monetary items	9,216,684	14,653,335	-
	(11,822,116)	(17,096,484)	(23,762,063)

Profit from translation effects on Argentine Peso denominated loans held by Rizobacter Argentina S.A. accounted in Other comprehensive income or loss amounted to $3.6 million, $1.2 million, and $3.9 million in the years ended June 30, 2020, 2019 and 2018, respectively.

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

Optional tax revaluation: The regulation establishes that, at the option of the Companies, the tax revaluation of certain assets located in the country and that are affected to the generation of taxable profits may be carried out. The special tax on the amount of the revaluation depends on the nature of the asset, being 8% for buildings that does not have the character of inventories for sale, 15% for the buildings that have the character of inventories for sale, and 10 % for the rest of the assets. Once the option for a certain property, plant or equipment is exercised, all other property, plant and equipment in the same category must be revalued. This tax is not deductible from income tax, and tax result that originated through the revaluation is not subject to it. The Company did not use the optional tax revaluation.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Adjustment of deductions: Acquisitions or investments made in fiscal years beginning on or after January 1, 2018 will be adjusted on the basis of the percentage variations of the Internal Wholesale Price Index (IPIM) provided by the National Institute of Statistics and Census (INDEC), situation that will increase the deductible amortization and its computable cost in case of sale.

In December 2019, the Government promulgated Law 27,541. It provided that the tax rate reduction established by Law 27,430 be suspended until the fiscal years beginning on or after January 1, 2021. Thus, the tax rate of 30% was maintained. Law 27,541 also provided that, for the first and second financial years starting on or after 1 January 2019, one-sixth of the inflation adjustment will be computed in the fiscal year of the adjustment calculation and the remaining five-sixths in equal parts in the five tax periods immediately following.

Given that inflation is expected to exceed 30% in 2020, the Group has determined the income tax considering the application of the inflation adjustment

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	06/30/2020	06/30/2019	06/30/2018
Current assets
Income tax	112,220	1,263,795	2,082,269
	112,220	1,263,795	2,082,269
Non-current assets
Income tax	2,653	-	-
Minimum presumed income tax	3,376	1,184	126,653
	6,029	1,184	126,653

	06/30/2020	06/30/2019	06/30/2018
Liabilities
Income tax	1,556,715	142,028	2,569
	1,556,715	142,028	2,569

The roll forward of deferred tax assets and liabilities as of June 30, 2020, 2019 and 2018 is as follows:

Deferred tax assets	06/30/2020	06/30/2019	06/30/2018
Tax Loss-Carry Forward	2,362,657	2,663,813	3,638,269
Changes in fair value of financial assets or liabilities	41,183	32,062	35,944
Trade receivables	1,068,054	374,425	462,756
Allowances	-	-	370,930
Inventories	-	-	710,391
Intangible assets	-	-	15,098
Royalties	245,140	-	-
Right-of-use leased asset	5,424	-	-
Government grants	-	2,649	9,360
Others	813,294	670,760	359,073
Total deferred tax assets	4,535,752	3,743,709	5,601,821

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Deferred tax liabilities	06/30/2020	06/30/2019	06/30/2018
Intangible assets	(6,839,112)	(9,458,239)	(5,071,808)
Property, plant and equipment depreciation	(9,365,882)	(9,618,648)	(8,497,756)
Borrowings	(7,930)	(13,170)	(19,372)
Contingencies	-	-	(2,709)
Inflation tax adjustment	(2,032,078)	(1,706,092)	-
Allowances	(209,490)	(152,159)	-
Inventories	(237,258)	(153,563)	-
Government grants	(3,939)	-	-
Others	(4,993)	-	(297)
Total deferred tax liabilities	(18,700,682)	(21,101,871)	(13,591,942)

Net deferred tax	(14,164,930)	(17,358,162)	(7,990,121)

The roll forward of deferred tax assets and liabilities as of June 30, 2020, 2019 and 2018 are as follows:

Deferred tax assets	Balance 06/30/2019	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2020
Tax Loss-Carry Forward	2,663,813	(133,346)	-	-	(167,810)	2,362,657
Changes in fair value of financial assets or liabilities	32,062	20,222	-	-	(11,101)	41,183
Trade receivables	374,425	764,707	-	-	(71,078)	1,068,054
Goverment grants	2,649	(6,216)	3,939	-	(372)	-
Royalties	-	245,140	-	-	-	245,140
Right-of-use leased asset	-	5,676	-	-	(252)	5,424
Others	670,760	263,407	-	-	(120,873)	813,294
Total deferred tax assets	3,743,709	1,159,590	3,939	-	(371,486)	4,535,752

Deferred tax liabilities	Balance 06/30/2019	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2020
Intangible assets	(9,458,239)	1,469,311	-	-	1,149,816	(6,839,112)
Property, plant and equipment depreciation	(9,618,648)	45,028	-	(1,133,228)	1,340,966	(9,365,882)
Borrowings	(13,170)	3,548	-	-	1,692	(7,930)
Inflation tax adjustment	(1,706,092)	(589,811)	-	-	263,825	(2,032,078)
Allowances	(152,159)	(84,515)	-	-	27,184	(209,490)
Inventories	(153,563)	(110,152)	-	-	26,457	(237,258)
Goverment grants	-	-	(3,939)	-	-	(3,939)
Others	-	(4,993)	-	-	-	(4,993)
Total deferred tax liabilities	(21,101,871)	728,416	(3,939)	(1,133,228)	2,809,940	(18,700,682)

Net deferred tax	(17,358,162)	1,888,006	-	(1,133,228)	2,438,454	(14,164,930)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Deferred tax assets	Balance 06/30/2018	Acquisition of control of Semya S.A.	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2019
Tax Loss-Carry Forward	3,638,269	113,289	(1,306,198)	-	-	218,453	2,663,813
Changes in fair value of financial assets or liabilities	35,944	25,868	(33,200)	-	-	3,450	32,062
Trade receivables	462,756	-	(114,765)	-	-	26,434	374,425
Allowances	370,930	-	(555,679)	152,159	-	32,590	-
Inventories	710,391	-	(119,316)	153,563	-	(744,638)	-
Intangible assets	15,098	(482,387)	(22,467)	476,174	-	13,582	-
Goverment grants	9,360	-	(7,262)	-	-	551	2,649
Others	359,073	-	290,552	-	-	21,135	670,760
Total deferred tax assets	5,601,821	(343,230)	(1,868,335)	781,896	-	(428,443)	3,743,709

Deferred tax liabilities	Balance 06/30/2018	Adquisition of control of Semya S.A.	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2019
Intangible assets	(5,071,808)	-	(937,962)	(476,174)	-	(2,972,295)	(9,458,239)
Property, plant and equipment depreciation	(8,497,756)	-	(335,077)	-	576,453	(1,362,268)	(9,618,648)
Borrowings	(19,372)	-	7,342	-	-	(1,140)	(13,170)
Contingencies	(2,709)	-	2,869	-	-	(160)	-
Inflation tax adjustment	-	-	(1,706,092)	-	-	-	(1,706,092)
Allowances	-	-	-	(152,159)	-	-	(152,159)
Inventories	-	-	-	(153,563)	-	-	(153,563)
Others	(297)	-	314	-	-	(17)	-
Total deferred tax liabilities	(13,591,942)	-	(2,968,606)	(781,896)	576,453	(4,335,880)	(21,101,871)

Net deferred tax	(7,990,121)	(343,230)	(4,836,941)	-	576,453	(4,764,323)	(17,358,162)

Deferred tax assets	Balance 06/30/2017	Income tax provision	Transfer from deferred tax liabilities	Charge to OCI	Conversion difference	Balance 06/30/2018
Tax Loss-Carry Forward	1,059,746	3,631,690	-	-	(1,053,167)	3,638,269
Changes in fair value of financial assets or liabilities	96,394	(27,872)	-	-	(32,578)	35,944
Trade receivables	829,095	(16,762)	-	-	(349,577)	462,756
Allowances	805,375	(143,397)	-	-	(291,048)	370,930
Inventories	367,682	(767,844)	-	-	1,110,553	710,391
Intangible assets	38,241	(11,570)	-	-	(11,573)	15,098
Contingencies	13,612	-	(13,612)	-	-	-
Goverment grants	41,616	(21,647)	-	-	(10,609)	9,360
Others	120,340	319,514	12,464	-	(93,245)	359,073
Total deferred tax assets	3,372,101	2,962,112	(1,148)	-	(731,244)	5,601,821

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Deferred tax liabilities	Balance 06/30/2017	Income tax provision	Transfer from deferred tax assets	Charge to OCI	Conversion difference	Balance 06/30/2018
Intangible assets	(12,633,408)	(1,114,442)	-	-	8,676,042	(5,071,808)
Property, plant and equipment depreciation	(12,923,320)	2,811,852	-	(4,507,311)	6,121,023	(8,497,756)
Borrowings	(39,257)	3,720	-	-	16,165	(19,372)
Contingencies	-	(15,442)	13,612	-	(879)	(2,709)
Others	(15,942)	24,617	(12,464)	-	3,492	(297)
Total deferred tax liabilities	(25,611,927)	1,710,305	1,148	(4,507,311)	14,815,843	(13,591,942)

Net deferred tax	(22,239,826)	4,672,417	-	(4,507,311)	14,084,599	(7,990,121)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Group’s Argentine subsidiaries are the most significant source of profit or loss before tax, the following reconciliation has been prepared using the Argentine statutory tax rate:

	06/30/2020	06/30/2019	06/30/2018
Loss before income tax-rate 0%	(205,022)	(21,669,882)	-
Earning before income tax-rate 21%	828,074	1,264	-
Earning (loss) before income tax-rate 30%	5,820,286	12,296,011	(3,618,756)
Loss before income tax-rate 35%	-	-	(21,621,007)
Income tax (charge) benefit by applying tax rate to loss before tax:	(1,919,981)	(3,689,069)	8,652,979
Share of profit or loss of joint ventures and associates	847,512	(44,721)	(1,448,925)
Stock options charge	(239,312)	78,681	(8,898)
Rate change adjustment	(144,660)	(54,735)	3,768,518
Non-deductible expenses and untaxed gains	(84,128)	(254,201)	(792,321)
Representation expenses	(36,691)	(136,614)	(204,897)
Foreign investment coverage	551,968	233,634	-
Tax provision adjustments	307,944	-	-
Result per inflation effect on monetary items and other finance results	(1,489,362)	(3,119,259)	962,061
Income tax	(2,206,710)	(6,986,284)	10,928,517

The Group did not recognize deferred income tax liabilities of $1,052,022, $44,721 and $1,448,925, as of June 30, 2020, 2019 and 2018, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liabilityPrincipal statutory taxes rates in the countries where the Group operates for all of the years presented are:

	Income tax rate
Tax jurisdiction	2020	2019	2018
Argentina	30%	30%	30% - 35%
Cayman Island	0%	0%	-
United State of America	21%	21%	-

	30/6/2020	30/6/2019	30/6/2018
Current tax expense	(4,094,716)	(2,149,343)	6,256,100
Deferred tax	1,888,006	(4,836,941)	4,672,417
Total	(2,206,710)	(6,986,284)	10,928,517

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2020 are as follows:

Fiscal year	Tax-Loss Carry forward	Tax-Loss Carry forward	Prescription	Tax jurisdiction
2016	309,073	87,177	2021	Argentina
2017	691,923	189,802	2022	Argentina
2018	245,741	63,185	2023	Argentina
2019	266,974	80,092	2024	Argentina
2019	4,258,576	894,301	2039	United State of America
2020	1,501,773	450,530	2025	Argentina
2020	2,845,570	597,570	2040	United State of America
Total	10,119,630	2,362,657

The amount of tax losses for the fiscal year ended on June 30, 2020 is an estimate of the amount to be presented in the tax return.

The amount and expiry date of unused tax credits of Argentina minimum presumed income tax as of June 30, 2020 is as follows:

Fiscal year	Amount	Prescription
2014	644	2024
2015	1,363	2025
2016	1,369	2026
Total	3,376

Estimates

There is an inherent material uncertainty related to Management’s estimation of the ability of the Group to use the deferred tax assets (both carryforward of unused tax losses and deductible temporary differences) and the credit of minimum presumed income tax because their future utilization depends on the generation of enough future taxable income by the entities within the Group during the periods in which those temporary differences are deductible or when the unused tax losses can be used.

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

9.	EARNING PER SHARE

	06/30/2020	06/30/2019	06/30/2018
Numerator
Profit (loss) for the year (basic EPS)	3,359,175	(18,369,045)	(11,039,533)
Profit (loss) for the year (diluted EPS)	3,359,175	(18,369,045)	(11,039,533)
Denominator
Weighted average number of shares (basic EPS)	36,120,447	30,478,390	28,098,117
Weighted average number of shares (diluted EPS)	36,416,988	30,478,390	28,098,117

Basic gain attributable to ordinary equity holders of the parent	0.0930	(0.6027)	(0.3929)
Diluted gain attributable to ordinary equity holders of the parent	0.0922	(0.6027)	(0.3929)

For the years ended June 30, 2019 and 2018 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

The 27,116,174 shares issued to Bioceres LLC on March 14, 2019, in exchange for its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shared issued to exercise the Bioceres Semillas’ tag along and the 862,500 shares received by Bioceres LLC from the original founders of Union Acquisition Corp., were considered retrospectively in the EPS calculations. The denominators used in the EPS calculation assume those events have occurred at the beginning of the earliest period presented.

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has three categories of dilutive potential shares, warrants, share-based incentives, and Convertible Notes.

Warrants outstanding were not included in the diluted EPS calculations for the years ended June 30, 2020, 2019 and 2018 because the average market price of ordinary shares during the periods did not exceed the exercise price of the warrants. However, on August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants and consistently issued 2,601,954 shares in exchange for the warrants tendered. See Note 21.

Convertible Notes outstanding were not included in the diluted EPS calculations for the year ended June 30, 2020 because its interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

The stock options were included in the diluted EPS calculation for the year ended June 30, 2020 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option. See Note 18.

The number of shares awarded under the bonus in kind were included in the diluted EPS calcutation for the year ended June 30,2020 as if they have been granted at the beginning of the year when the plan was already in effect.

There are neither ordinary shares transactions nor potential ordinary shares transactions that have occurred after June 30, 2020 that would have significantly changed the number of ordinary shares or potential ordinary shares outstanding at the end of the reporting period.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

The Group has recognized the contribution of assets and (liabilities) made by the shareholders, until the merger was consummated, as a share premium decrease as follows:

	06/30/2020	06/30/2019	06/30/2018
Capital contributions	-	294,041	1,572,235
Intangible contributed	-	623,022	2,105,616
Preferred shares contributed	-	-	3,331,534
Incorporation of financial debt (*)	-	(15,475,410)	(5,000,000)
	-	(14,558,347)	2,009,385

(*) Financial debt assumed by the Group in connection with Rizobacter acquisition

10.3.	Reverse recapitalization

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

As of June 30, 2019, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 36,120,517 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 12,700,000 private placement warrants outstanding (5,200,000 of which were issued in connection with Union Acquisition Corp.’s IPO and 7,500,000 of which were issued in connection with the merger) classified as liability (Note 5.16), (vi) 11,500,000 public warrants outstanding, (vii) $42.5 million principal amount of Convertible Notes, and (viii) 1,200,000 stock options granted under share option agreements. Public warrants were classified as equity and its consideration was included in the “Share Premium” column.

See Note 21 in consideration of the warrants outstanding and the Offer described therein made by the Company and the corresponding shares issued in exchange for the warrants tendered.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

10.6.	Convertible Notes

Convertibles Notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column. See Note 4.14

10.7.	Non-controlling interests

The subsidiary whose non-controlling interest is significant as of June 30, 2020, 2019 and 2018 is:

Rizobacter Argentina

Name	Country	06/30/2020	06/30/2019	06/30/2018
Rizobacter Argentina S.A.	Argentina	20%	20%	40%

Below is a detail of the summarized financial information of Rizobacter, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Summary financial statements:
	06/30/2020	06/30/2019	06/30/2018
Current assets	148,256,827	115,546,951	86,461,071
Non-current assets	49,843,457	47,418,450	48,295,110
Total assets	198,100,284	162,965,401	134,756,181

Current liabilities	129,838,941	100,590,919	88,270,487
Non-current liabilities	32,935,399	34,788,705	29,598,319
Total liabilities	162,774,340	135,379,624	117,868,806

Equity attributable to controlling interest	35,324,227	27,584,666	16,824,251
Equity attributable to non-controlling interest	1,717	1,111	63,124
Total equity	35,325,944	27,585,777	16,887,375

Total liabilities and equity	198,100,284	162,965,401	134,756,181

Summary statements of comprehensive income or loss
	06/30/2020	06/30/2019	06/30/2018
Revenues	162,404,866	156,741,933	129,798,271
Initial recognition and changes in the fair value of biological assets	716,741	-	-
Cost of sales	(86,533,561)	(85,287,771)	(71,699,144)
Gross margin	76,588,046	71,454,162	58,099,127

Research and development expenses	(2,689,468)	(2,367,727)	(2,902,235)
Selling, general and administrative expenses	(36,103,289)	(31,316,843)	(31,219,784)
Share of profit or loss of joint ventures and associates	1,960,549	1,071,297	(1,683,949)
Other income	(380,871)	286,626	524,672
Operating profit	39,374,967	39,127,515	22,817,831

Financial results	(30,014,131)	(24,650,359)	(37,989,573)
Profit (loss) before taxes	9,360,836	14,477,156	(15,171,742)

Income tax (expense) benefit	(3,830,106)	(7,729,300)	3,275,077
Result for the year	5,530,730	6,747,856	(11,896,665)

Exchange differences on translation of foreign operations	1,281,974	17,197	(8,266,718)
Revaluation of property, plant and equipment, net of tax	3,921,091	(1,347,124)	14,079,875
Total comprehensive result	10,733,795	5,417,929	(6,083,508)

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2020, 2019 and 2018.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

11.	CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2020	06/30/2019	06/30/2018
Investment activities
Settlement of liability with loan to joint venture (1)	-	6,964,101	-
Investment in kind in other related parties (Note 16)	476,292	463,511	-
Non-monetary contributions in joint ventures (Note 12)	250,000	94,355	679,510
	726,292	7,521,967	679,510

	06/30/2020	06/30/2019	06/30/2018
Financing activities
Purchase option paid by a parent loan	-	(1,265,000)	-
Parent company investment	-	(14,558,347)	2,009,385
Transfer of preferred stocks	-	-	9,759,545
Capitalization of financial debt	-	13,720,000	-
Reverse recapitalization	-	(3,688,963)	-
Net assets incorporated of Semya (2)	-	7,369,168	-
Acquisition of control of Semya	-	(3,684,585)	-
	-	(2,107,727)	11,768,930

(1) Offset of trade receivables and other payables with Synertech.

(2) As a result of the Share purchase agreement between Bioceres Crop Solutions and Bioceres S.A. (see Note 4.6), the Group incorporated the following assets and liabilities:

Balance sheet as of May 31, 2019	Total
Current assets	67,924
Non-current assets
Tax credits	253,655
Intangibles	2,147,199
Goodwill	5,836,268
Total assets	8,305,047

Current liabilities
Trade payables	273,442
Borrowings	114,568
Non-current liabilities
Deferred tax	547,868
Total liabilities	935,878

Total equity	7,369,169

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
	Borrowings	Financed payment - Acquisition of business	Convertible notes	Total
As of June 30, 2019	103,556,730	2,826,611	-	106,383,341
Proceeds	93,273,502	-	42,075,000	135,348,502
Decrease bank overdraft and other short-term borrowings	(2,331,974)	-	-	(2,331,974)
Payments	(76,846,934)	(2,937,500)		(79,784,434)
Interest payment	(21,533,187)	-	-	(21,533,187)
Exchange differences, currency translation differences and other financial results	8,830,208	110,889	954,834	9,895,931
As of June 30, 2020	104,948,345	-	43,029,834	147,978,179

12.	JOINT VENTURES

In September 2018, the participation of Rizobacter S.A. in Indrasa Biotecnología S.A. decreased from 52.50% to 35%, therefore the Group lost the control over this subsidiary.

In June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. for the 50% of the ownership in Semya. See Note 4.6.

Investments in joint ventures and affiliates:

	06/30/2020	06/30/2019	06/30/2018
Assets
Semya S.A. (1)	-	-	2,972,239
Synertech Industrias S.A.	24,619,773	25,297,376	16,099,816
Indrasa Biotecnología S.A.	33,019	23,652	-
	24,652,792	25,321,028	19,072,055

	06/30/2020	06/30/2019	06/30/2018
Liabilities
Trigall Genetics S.A.	1,548,829	1,970,903	2,012,298
	1,548,829	1,970,903	2,012,298

(1) As a result of the share purchase agreement with Bioceres S.A., Semya is a consolidated subsidiary as of June 30, 2019. (See Note 4.6).

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Changes in joint ventures investments and affiliates:

	06/30/2020	06/30/2019	06/30/2018
As of the beginning of the year	23,350,125	17,059,757	30,580,943
Adjustment of opening net book amount for the application of IAS 29	-	8,328,794	-
Monetary contributions	-	129,340	-
Non-monetary contributions	250,000	94,355	679,510
Parent company investment	-	294,041	121,479
Loss of control of Indrasa Biotecnología S.A.	-	10,591	-
Acquisicion of control of Semya S.A.	-	(3,684,585)	-
Revaluation of property, plant and equipment	521,406	94,009	1,679,818
Foreign currency translation	(3,494,761)	11,337	(13,865,192)
Share of profit or loss	2,477,193	1,012,486	(2,136,801)
As of the end of the year	23,103,963	23,350,125	17,059,757

Share of profit or loss of joint ventures and affiliates:

	06/30/2020	06/30/2019	06/30/2018
Trigall Genetics S.A.	171,502	(2,647)	(606,491)
Semya S.A.	-	(22,895)	(55,872)
Synertech Industrias S.A.	2,294,332	1,034,818	(1,474,438)
Indrasa Biotecnología S.A.	11,359	3,210	-
	2,477,193	1,012,486	(2,136,801)

Summarized financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in relation to the joint ventures is presented below:

	Trigall Genetics (i)			Semya (ii)
Summarized balance sheet	06/30/2020	06/30/2019	06/30/2018	06/30/2020(a)	06/30/2019(a)	06/30/2018
Current assets
Cash and cash equivalents	1,331	13,114	44,937	46,206	489	183
Other current assets	1,024,793	323,265	66,077	1,580	77,074	14
Total current assets	1,026,124	336,379	111,014	47,786	77,563	197
Non-current assets
Intangible assets	11,776,705	10,214,575	8,681,400	540,056	583,936	217,809
Property, plant and equipment	-	-	-	1,262	-	-
Other non- current assets	-	-	-	755,056	362,181	448,942
Total non-current assets	11,776,705	10,214,575	8,681,400	1,296,374	946,117	666,751
Current liabilities
Financial liabilities	-	9,476,272	7,878,036	197,699	127,074	448,309
Other current liabilities	869,700	1,016,083	1,030,015	954,180	898,623	275,341
Total current liabilities	869,700	10,492,355	8,908,051	1,151,879	1,025,697	723,650
Non-current liabilities
Financial liabilities	10,831,048	-	-	-	-	-
Other non- current liabilities	831,685	460,268	295,575	-	42,323	-
Total non-current liabilities	11,662,733	460,268	295,575	-	42,323	-
Net assets	270,396	(401,669)	(411,212)	192,281	(44,340)	(56,701)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

	Synertech (iii)			Indrasa S.A. (iv)
Summarized balance sheet	06/30/2020	06/30/2019	06/30/2018	06/30/2020	06/30/2019	06/30/2018
Current assets
Cash and cash equivalents	18,251	40,634	39,133	53,708	16,296	28,180
Other current assets	17,983,868	5,709,650	7,182,862	66,150	93,654	45,837
Total current assets	18,002,119	5,750,284	7,221,995	119,858	109,950	74,017
Non-current assets
Property, plant and equipment	14,168,459	15,046,903	8,344,900	13,876	18,387	15,243
Other non- current assets	-	-	1,328,521	-	-	-
Total non-current assets	14,168,459	15,046,903	9,673,421	13,876	18,387	15,243
Current liabilities
Financial liabilities	5,484,866	921,703	705,856	-	-	-
Other current liabilities	4,719,276	4,595,906	6,750,220	39,395	60,760	42,166
Total current liabilities	10,204,142	5,517,609	7,456,076	39,395	60,760	42,166
Non-current liabilities
Financial liabilities	2,783,951	-	1,080,247	-	-	-
Other non- current liabilities	2,554,905	3,974,975	4,801,887	-	-	-
Total non-current liabilities	5,338,856	3,974,975	5,882,134	-	-	-
Net assets	16,627,580	11,304,603	3,557,206	94,339	67,577	47,094

	Trigall Genetics (i)			Semya (ii)
Summarized statements of comprehensive income	06/30/2020	06/30/2019	06/30/2018	06/30/2020(a)	06/30/2019(a)	06/30/2018
Revenue	799,625	367,646	104,037	-	-	-
Finance income	79,442	54,003	14,053	355,979	29,275	-
Finance expense	(1,863)	(16,145)	(12,213)	(570,528)	(5,661)	(209,966)
Depreciation and amortization	-	-	-	631	-	-
Profit (loss) of the year	172,670	(33,195)	(194,432)	(1,048,375)	(218,627)	(354,151)
Other comprehensive income	-	-	-	-	-	(37,036)
Total comprehensive income (loss)	172,670	(33,195)	(194,432)	(1,048,375)	(218,627)	(391,187)

	Synertech (iii)			Indrasa S.A. (iv)
Summarized statements of comprehensive income	06/30/2020	06/30/2019	06/30/2018	06/30/2020	06/30/2019	06/30/2018
Revenue	21,501,725	18,305,953	6,611,384	364,180	452,555	232,290
Finance income	3,805,655	2,434,610	1,758,129	-	1,813	756
Finance expense	(6,666,508)	(6,193,963)	(5,831,182)	(28,443)	(3,001)	(2,516)
Depreciation and amortization	(1,076,699)	(1,074,552)	(653,766)	(2,226)	(3,653)	-
Profit (loss) of the year	5,099,852	2,278,859	(1,991,754)	32,453	6,548	7,483
Other comprehensive income	1,042,811	334,403	-	-	-	-
Total comprehensive income (loss)	6,142,663	2,613,262	(1,991,754)	32,453	6,548	7,483

(a) As of June 30, 2020, and 2019, Semya is a subsidiary of the Group and is included in the Group’s consolidated financial statements. See Note 4.6.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

The contractual arrangement provides the Group with only the rights to the net assets of the joint arrangement. The rights to the assets and obligation for liabilities of the joint arrangement rest primarily with Trigall. Under IFRS 11 this joint arrangement is classified as a joint venture and has been included in the Consolidated financial statements using the equity method. The shares of Trigall are not quoted.

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

Under the services agreements, both Bioceres S.A. and Rizobacter agree to provide to Semya the licenses required for product development and commercialization, while results obtained in the provision of the services are owned by Semya. It creates customized seed treatments based on soil conditions on a given agricultural environment and on specific trait-germplasm combinations.

As mentioned in Note 4.6, in June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. to acquire the remaining 50% interest in Semya.

(iii) Synertech

Synertech has been included in the Group Bioceres after the acquisition of the majority interest in Rizobacter. This joint venture has arisen from the association between Synertech and De Sangosse, which jointly opened a new fertilizer manufacturing plant in Pergamino, Argentina, on June 28, 2017. Both parties' equity interest is 50%.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Construction and start-up of the new plant required an investment of more than $30 million, and was conceived for research, production and commercialization of the Microstar PZ® microgranulated fertilizer, its byproducts and other possible developments in the agricultural fertilization area to supply both the domestic and export markets, such as Brazil, Paraguay, Bolivia, Uruguay, Chile, Central America and North America, among others, accompanying the exponential growth of Rizobacter in the world markets with a strong international insertion.

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

There are no significant restrictions on the joint venture's ability to transfer funds to the Group as cash dividends, or to repay loans or advances made by the Group, except for the obligation to set up a legal reserve for 5% of the profit for the fiscal year until 20% of capital is reached.

(iv) Indrasa S.A.

This company was formed to develop customized solutions, high technology and R&D projects for the creation of innovative products, applying techniques of microbiology, biotechnology, nanotechnology and agronomy.

As mentioned before, Rizobacter used to have the 52.913% of the participation. At the end of the period ended September 30, 2018, the participation decreased to 35%, therefore the Group lost the control over this subsidiary.

(v) Verdeca LLC

This joint venture was formed in February 2012 with Arcadia (a USA based company that develops agricultural biotechnologies) through Bioceres Inc. Equity interest is equally shared between both participants.

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

There are no significant restrictions on the ability of the joint venture to transfer funds to the Group in the form of cash dividends, or to repay loans or advances made by the Group.

As of June 30, 2020, and until the date of issue of these consolidated financial statements, the license mentioned above had not been formalized. Therefore, at those dates, Verdeca has not recorded any assets, liabilities, or results because it does not have control over those technologies.

13. SEGMENT INFORMATION

The Group is organized into three main operating segments:

-       Seed and integrated products

The seed and integrated products segment focuses mainly on the development and commercialization of seed technologies and products that increase yield per hectare, with a focus on the provision of seed technologies and integrated crop protection and crop nutrition products designed to control weeds, insects or diseases, to increase their quality characteristics, to improve nutritional value and other benefits. The segment focuses on the commercialization of integrated products that combine three complementary components biotechnological events, germplasm and seed treatments—in order to increase crop productivity and create value for customers. While each component can increase yield independently, through an integrated technology strategy the segment offers biotechnological events, germplasm and treatments for seeds that complement and integrate with each other to generate higher yields in crops.

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated packs, royalties and licenses charged to third parties, among others.

-       Crop protection

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

-       Crop nutrition

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

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the Consolidated financial statements. Revenue generated by products and services exchanged between segments and entities within the Group are calculated based on market prices.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

The following tables present information with respect to the Group´s reporting segments:

Year ended June 30, 2020	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	27,626,542	93,799,477	49,148,890	170,574,909
Royalties	1,775,790	-	-	1,775,790
Others
Government grants	24,732	-	-	24,732
Initial recognition and changes in the fair value of biological assets	41,755	418,712	256,274	716,741
Total	29,468,819	94,218,189	49,405,164	173,092,172

Cost of sales	(11,581,494)	(53,552,327)	(28,441,767)	(93,575,588)
Gross margin per segment	17,887,325	40,665,862	20,963,397	79,516,584
% of Segment Revenue	61%	43%	42%	46%

Year ended June 30, 2019	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	24,185,292	89,919,460	45,093,764	159,198,516
Royalties	1,110,463	-	-	1,110,463
Others
Goverment Grants	16,372	-	-	16,372
Initial recognition and changes in the fair value of biological assets.	-	279,945	-	279,945
Total	25,312,127	90,199,405	45,093,764	160,605,296

Cost of sales	(9,783,737)	(53,979,391)	(23,201,753)	(86,964,881)
Gross margin per segment	15,528,390	36,220,014	21,892,011	73,640,415
%	61%	40%	49%	46%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Year ended June 30, 2018	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	26,308,432	77,655,672	29,084,325	133,048,429
Royalties	442,689	-	-	442,689
Others
Goverment Grants	51,586	-	-	51,586
Total	26,802,707	77,655,672	29,084,325	133,542,704

Cost of sales	(13,413,758)	(49,453,167)	(14,227,626)	(77,094,551)
Gross margin per segment	13,388,949	28,202,505	14,856,699	56,448,153
%	50%	36%	51%	42%

Revenue by similar group of products or services

	06/30/2020	06/30/2019	06/30/2018
Seed and integrated products	29,402,332	25,295,755	26,751,121
Seeds, royalties & licenses	5,210,616	3,846,991	3,771,579
Packs	24,191,716	21,448,764	22,979,542

Crop protection	93,799,477	89,919,460	77,655,672
Adjuvants	45,372,840	41,854,730	39,931,915
Insecticides & fungicides	15,227,357	12,655,985	14,087,260
Other	33,199,280	35,408,745	23,636,497

Crop nutrition	49,148,890	45,093,764	29,084,325
Inoculants	16,718,571	18,644,673	14,352,761
Fertilizers	32,430,319	26,449,091	14,731,564

Total revenues	172,350,699	160,308,979	133,491,118

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Geographical information

	06/30/2020	06/30/2019	06/30/2018
Argentina	130,918,908	124,011,642	106,077,922
Austria	1,085,908	899,045	470,849
Bolivia	2,982,953	2,494,216	2,090,758
Brazil	21,188,655	17,338,608	9,450,496
Lebanon	-	(115,927)	376,862
United States of America	1,515,185	2,562,376	1,395,438
Italy	188,604	132,206	10,879
Paraguay	4,428,078	2,506,348	5,584,861
United Kingdom	123,844	137,044	387,859
South Africa	1,927,333	3,019,474	3,711,852
France	911,140	711,522	270,878
Canada	319,681	-	3,553
Ukraine	309,956	611,993	344,401
Uruguay	6,234,956	4,684,854	3,197,974
Rest of the world	215,498	1,315,578	116,536
Total revenues	172,350,699	160,308,979	133,491,118

	06/30/2020	06/30/2019	06/30/2018
Non-current assets
Argentina	93,682,114	106,056,232	77,860,852
United States	7,168,376	6,136,461	2,411,673
Paraguay	714,011	722,914	605,491
Brazil	685,587	305,477	340,144
Bolivia	15,588	27,487	39,857
South Africa	598	7,080	14,423
India	-	38	78
Francia	33,556	-	-
Colombia	22,313	-	-
Uruguay	53,282	-	-
Total non current assets	102,375,425	113,255,689	81,272,518

Property, plant and equipment	41,515,106	43,834,548	40,177,146
Intangible assets	35,333,464	39,616,426	26,657,345
Goodwill	25,526,855	29,804,715	14,438,027
Total reportable assets	102,375,425	113,255,689	81,272,518
Total non reportable assets	195,185,944	129,211,608	115,366,246
Total assets	297,561,369	242,467,297	196,638,764

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

14.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT

14.1.	Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arise, are as follows:

-  Cash and cash equivalents

-  US Treasuary bills

-  Financial assets at fair value through profit or loss

-  Trade receivables

-  Other receivables

-  Trade and other payables

-  Bank overdrafts

-  Other loans

-  Financed payment for the acquisition of business

-  Convertible notes

-  Warrants

The Group is exposed to financial risks: market risk (including currency risk, interest rate risk and fair value risk), credit risk, liquidity risk and capital risk management that arises from its activities and from its use of financial instruments.

This Note provides information on the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes regarding the measurement and management of each risk.

The Group does not use derivative financial instruments to hedge any of the above risks.

14.2.	Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2020, 2019 and 2018.

Financial assets by category

	Amortized cost			Mandatorily measured at fair value through profit or loss
Financial asset	06/30/2020	06/30/2019	06/30/2018	06/30/2020	06/30/2019	06/30/2018
Cash and cash equivalents	4,813,012	3,450,873	2,215,103	22,346,409	-	-
Other financial assets	4,713,161	4,703,688	4,781,679	24,409,375	356,233	12,526
Trade receivables	73,546,633	59,236,377	52,888,427	-	-	-
Other receivables (*)	3,349,901	1,566,732	7,742,120	-	-	-
Total	86,422,707	68,957,670	67,627,329	46,755,784	356,233	12,526

(*) Advances expenses and tax balances are not included.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Financial liabilities by category

	Amortized cost			Mandatorily measured at fair value through profit or loss
Financial liability	06/30/2020	06/30/2019	06/30/2018	06/30/2020	06/30/2019	06/30/2018
Trade and other payables	57,742,516	41,031,148	27,708,830	-	-	-
Borrowings	104,948,345	103,556,730	91,017,133	-	-	-
Convertible notes	43,029,834	-	-	-	-	-
Lease liability	1,109,812	-	-	-	-	-
Employee benefits and social security	5,044,630	5,357,218	4,411,713	-	-	-
Financed payment - Acquisition of business	-	2,826,611	22,874,609	-	-	-
Warrants	-	-	-	1,686,643	2,861,511	-
Total	211,875,137	152,771,707	146,012,285	1,686,643	2,861,511	-

14.3.	Financial instruments measured at fair value

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

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

Measurement at fair value at 06/30/2020	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	22,346,409	-	-
Other investments	16,640,965	-	-
US Treasury bills	7,768,410	-	-

Financial liabilities valued at fair value
Private warrants	-	-	1,686,643

Measurement at fair value at 06/30/2019	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	356,233	-	-

Financial liabilities valued at fair value
Private warrants	-	-	2,861,511

Measurement at fair value at 06/30/2018	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	12,526	-	-

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

Changes in financial liabilities valued at fair value level 3 are set below:

06/30/2020
As of the beginning of the year	2,861,511
Changes in finance results (1)	(1,174,868)
As of the end of the year	1,686,643

(1) The amount of the change in fair value is recognized in “Changes in fair value of financial assets or liabilities and other financial results”. See Note 7.5.

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The model and inputs used to value the Private warrants at its fair value is mentioned in Note 4.13. The sensitivity analysis was based on a 5% change in the volatility of instrument. These changes in isolation would have increased or decreased the amount of the financial liability by $1.2 million and $0.9 million if the volatility was 33,5% or 23,5%, respectively. The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

14.4.	Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 6.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

14.5.	General objectives, policies and processes

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

The Group seeks to use suitable means of financing to minimize the Group’s capital costs and to manage and control the Group’s financial risks effectively. There have been no substantive changes in the Group's exposure to financial instrument risks, its objectives, policies and processes for managing those risks or the methods used to measure them from previous periods unless otherwise stated in this Note.

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

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, and derives mainly from trade receivables and other receivables generated by services and product sales, as well as from cash and deposits in financial institutions. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

On that basis, the loss allowance as of June 30, 2020 was determined as follows:

June 30, 2020	Current	More than 15 days past due	More than 30 days past due	More than 60 days past due	More than 90 days past due	More than 120 days past due	More than 180 days past due	More than 365 days past due	IAS 29 effect and Currency conversion	Total
Expected Loss rate	0.25%	0.25%	0.31%	0.25%	0.29%	0.25%	0.25%	100.00%	-

Gross carrying amount-trade receivables	31,867,642	3,117,051	1,782,847	2,159,785	3,527,978	1,161,336	1,272,379	6,158,112	-	51,047,130

Loss allowance	78,756	7,703	5,598	5,338	10,363	2,870	3,144	6,158,112	(2,384,284)	3,887,600

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

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

The following table sets out the contractual maturities of financial liabilities:

As of June 30, 2020	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade and other payables	28,150,681	29,130,428	463,568	-	-
Borrowings	35,863,852	34,810,916	43,799,397	-	-
Convertible notes	-	-	43,029,834	-	-
Leasing liabilities	196,717	625,463	483,725	-	-
Total	64,211,250	64,566,807	87,776,524	-	-

As of June 30, 2019	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade and other payables	12,854,579	28,987,009	476,482	-	-
Borrowings	29,051,271	40,097,864	38,524,384	-	-
Financed payment - Acquisition of business	-	2,937,500	-	-	-
Total	41,905,850	72,022,373	39,000,866	-	-

As of June 30, 2018	Up to 3 months	3 to 12 months	Between one and three years	Between three and five years	Subsequent years
Trade and other payables	27,352,381	356,449	-	-	-
Borrowings	26,927,533	39,047,778	27,190,055	-	-
Financed payment - Acquisition of business	2,937,500	17,922,500	2,937,500	-	-
Total	57,217,414	57,326,727	30,127,555	-	-

As of June 30, 2020, June 30, 2019 and June 30, 2018 the Group had no exposure to derivative liabilities.

c)	Currency risk

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

We do not use foreign exchange derivatives to hedge our foreign exchange rate exposure. We periodically evaluate the use of derivatives and other financial instruments to hedge our foreign exchange rate exposure, but do not have any exchange rate related financial instruments in place.

The table below sets forth our net exposure to currency risk as of June 30, 2020, 2019 and 2018:

Net foreign currency position	06/30/2020	06/30/2019	06/30/2018
Amount expressed in US$	(52,968,976)	(40,513,954)	(28,861,129)

Considering only this net currency exposure at June 30, 2020, if an Argentine peso/US dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses.

We estimate that a devaluation of the Argentine peso against the U.S. dollar of 20% during the year ended June 30, 2020 would have resulted in a net pre-tax loss of approximately $10.6 million. We estimate that an appreciation of the Argentine peso against the U.S. dollar of 20% during the same period would have resulted in a net pre-tax gain of approximately $10.6 million.

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

The Group’s debt composition, consisting of the loans and the payment financed for the acquisition of Rizobacter, is set out below.

	06/30/2020	06/30/2019	06/30/2018
	Carrying amount	Carrying amount	Carrying amount
Fixed-rate instruments
Current financial liabilities	(62,490,975)	(69,126,607)	(82,888,890)
Non-current financial liabilities	(83,800,380)	(37,006,581)	(27,168,905)

Variable-rate instruments
Current financial liabilities	(1,230,760)	(177,213)	(2,643,628)
Non-current financial liabilities	(456,064)	(72,940)	(1,190,319)

Holding all other variables constant, including levels of our external indebtedness, at June 30, 2020 a one percentage point increase in floating interest rates would increase interest payable by less than US$ 0.1 million.

The Company does not use derivative financial instruments to hedge its interest rate risk exposure.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

d)	Market risk

The private warrants classified as financial liability and valued at its fair value expose the Group to market risk derived from fluctuations in the price of shares (Note 6.17.).

As of June 30, 2020, their fair value using a share price of $6,06 and risk-free rate of 0.289%, decreased to $1.7 million and the Group recognized a gain of $1.2 million.

The sensitivity analysis was based on a 5% change in the volatility of instrument. These changes in isolation would have increased or decreased the amount of the financial liability by $1.2 million and $0.9 million if the volatility was 33.5% or 23.5%, respectively.

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

As of June 30, 2020, the subsidiary Rizobacter did not comply with the liabilities to assets ratio covenant related with the syndicated loan and private corporate bonds. However, Rizobacter received a waiver for the year ended June 30, 2020 from creditors. Covenant compliance is required to be measured annualy. The duration of the waiver granted on June 30,2020 is for one year. (See Note 6.11).

15.	LEASES

As mentioned in Note 3, the Group began applying IFRS 16 and recognized the cumulative initial effect as an adjustment to the opening equity at the date of initial application. The comparative information was not restated. The Group recognized a right-of-use asset and a lease liability.

The right-of-use asset was initially measured at the amount of the lease liability plus initial direct costs incurred, adjusted by pre-payments made in relation to the lease. The right-of-use asset was measured at cost less accumulated depreciation and accumulated impairment.

The lease liability was initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if it can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: (i) the use of a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) reliance on previous assessments on whether leases are onerous, (iii) the accounting for operating leases with a remaining lease term of less than 12 months, as at July 1, 2019, as short-term leases, (iv) the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and (v) the use of hindsight in determining the lease term, where the contract contains options to extend or terminate the lease.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

The information about the right-of-use and liabilities related with lease assets is as follows:

Right-of-use leased asset	06/30/2020
Cost
Book value at the beginning of the year	-
Additions for initial application of IFRS 16	1,523,177
Additions of the year	846,149
Book value at the end of the year	2,369,326

Depreciation
Book value at the beginning of the year	-
Additions for initial application of IFRS 16	759,045
Exchange differences	(71,134)
Depreciation of the year	566,818
Accumulated depreciation at the end of the year	1,254,729
Total	1,114,597

Lease liability	06/30/2020
Book value at the beginning of the year	-
Additions for initial application of IFRS 16	1,523,177
Additions of the year	702,826
Interest expenses, exchange differences and inflation effects	(551,232)
Payments of the year	(564,959)
Total	1,109,812

Lease Liabilities	06/30/2020
Non-current	444,714
Current	665,098
Total	1,109,812

Lease liabilities	06/30/2020
Operating lease commitments as at June 30,2019	782,791
Discounted using the lessee´s incremental borrowing rate of at the date of initial application	674,360
Add: finance lease liabilities recognized as at June 30,2019	848,817
Lease liabilities recognized as at 1 July 2019	1,523,177

Lease Liabilities
Non-current	664,980
Current	858,197
Total	1,523,177

06/30/2020
Machinery and equipment	598,561
Vehicles	264,069
Equipment and computer software	407,546
Land and buildings	1,099,150
2,369,326

(1) The incremental borrowing rate used was 7.74%.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

16.	SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2020, 2019 and 2018, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the year ended
Party	Transaction type	06/30/2020	06/30/2019	06/30/2018
Joint ventures and associates	Sales and services	6,139,155	4,913,254	746,867
Joint ventures and associates	Purchases of goods and services	(21,634,936)	(17,542,637)	(9,809,134)
Joint ventures and associates	Equity contributions	250,000	517,736	800,989
Joint ventures and associates	Net loans granted / (cancelled)	-	(6,964,101)	2,621,647
Key management personnel	Salaries, social security benefits and other benefits	(6,501,269)	(3,940,185)	(4,703,519)
Key management personnel	Loans granted	-	599,984	-
Key management personnel	Interest gain	44,619	20,106	-
Shareholders and other related parties	Dividends	-	-	(1,450,613)
Shareholders and other related parties	Sales of goods and services	1,871,613	640,095	1,057,325
Shareholders and other related parties	Purchases of goods and services	(1,881,013)	(1,433,127)	(986,217)
Shareholders and other related parties	Interest gain	-	90,188	294,577
Shareholders and other related parties	In-kind contributions	476,292	463,511	-
Parents companies and related parties to Parents	Interest gain/(lost)	(1,861,774)	(1,386,288)	(118,266)
Parent company	Sales of goods and services	-	-	13,505
Parent company	Purchases of goods and services	(92)	(120,095)	(311,418)
Parent company	Equity contributions	-	(14,558,347)	-
Total		(23,097,405)	(38,699,906)	(11,844,257)

		Amounts receivable from related parties
Party	Transaction type	06/30/2020	06/30/2019	06/30/2018
Parent company	Trade debtors	-	440,268	361,606
Parents companies and related parties to Parents	Other receivables	102,069	-	103,251
Shareholders and other related parties	Trade receivables	1,090,004	467,743	571,216
Shareholders and other related parties	Allowance for impairment	(768)	(75,596)	(23,126)
Other receivables - Other related parties	Other receivables	83,839	10,971	119,677
Joint ventures and associates	Trade debtors	120,992	2,369	209,039
Joint ventures and associates	Other receivables	1,562,340	250,783	6,299,467
Total		2,958,476	1,096,538	7,641,130

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2020, 2019 and 2018

(Amounts in US$, except otherwise indicated)

		Amounts payable to related parties
Party	Transaction type	06/30/2020	06/30/2019	06/30/2018
Parent company	Trade creditors	(2,210,308)	(1,568,036)	-
Parents companies and related parties to Parents	Net loans payables	(12,389,521)	(17,757,907)	(1,816,084)
Parent company	Consideration payment Semya acquisition	(575,604)	(575,604)	-
Key management personnel	Salaries, social security benefits and other benefits	(2,084,088)	(2,312,253)	(1,556,035)
Shareholders and other related parties	Trade and other payables	(1,031,710)	(1,796,932)	(365,994)
Joint ventures and associates	Trade and other payables	(14,409,853)	(4,805,149)	(3,493,113)
Total		(32,701,084)	(28,815,881)	(7,231,226)

17.	KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2020, 2019 and 2018.

	06/30/2020	06/30/2019	06/30/2018
Salaries, social security and other benefits	3,073,240	3,940,185	4,703,519
Share-based incentives	3,428,029	-	-
Total	6,501,269	3,940,185	4,703,519

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

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 2020, 2019 and 2018
(Amounts in US$, except otherwise indicated)

18.	SHARE-BASED PAYMENT

Incentive payments based on shares

On September 8, 2017, the Board of Directors of the Bioceres S.A. approved the granting of 225,000 shares subject to the incentive plan through actions to Rizobacter teams.

At the measurement date, the fair value has been determined based on a market price in transactions of the Company's equity with independent third parties.

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

As of June 30, 2019, the goals of the third and the second annual tranche have not been met.

On August 7, 2019, pursuant to the listing of Bioceres Crop Solutions Corp. on the New York Stock Exchange, the Board of Directors of Bioceres S.A., approved the cancellation of the stock grant incentive plan of Bioceres S.A. for Rizobacter Senior Management. On the same date, the Board of Directors of Bioceres S.A. approved the issuance of 36,000 ordinary shares to each of the members of the Rizobacter Senior Management team. The shares issued by Bioceres S.A. were valued at measurement date at $5.53 per share. For the determination of the fair value, no expected dividends or other characteristics of the equity instrument conceived were considered. The charge of the plan recognized during the year was $ 0.8 million.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 2020, 2019 and 2018
(Amounts in US$, except otherwise indicated)

Incentive payments based on options

In December 2019, purchase options were granted with respect to ordinary shares for certain executives and directors of the Group.

a) Share option plan

This plan granted 1,200,000 stock options with an exercise price of $4.55. They are vested when the beneficiaries have served a period of service since the grant date until each vesting period described below. The beneficiaries must remain in the Company or subsidiary as of the date of exercising the option to exercise it. The stock options expire on October 31, 2029.

Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

The fair value of the stock options at the grant date was estimated using the "Black-Scholes" model considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Incentive option plan
Weighted average fair value of shares	$5.42
Exercise price	$4.55
Weighted average expected volatility (*)	29.69%
Dividend rate	0%
Weighted average risk-free interest rate	1.66%
Weighted average expected life	9.89 years
Weighted average fair value of stock options at measurement date	$2.47

(*) Implied volatility of Public warrants

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimates that 100% of the share options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of the exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the years ended June 30, 2020:

	06/30/2020		06/30/2019		06/30/202018
	Number of options	Exercise price	Number of options	Exercise price	Number of options	Exercise price
At the beginning	-	-	-	-	-	-
Granted during the year	1,200,000	$4.55	-	-	-	-
Annulled during the year	-	-	-	-	-	-
Exercised during the year	-	-	-	-	-	-
Expired during the year	-	-	-	-	-	-
Effective at year	1,200,000	$4.55	-	-	-	-

The charge of the plan recognized during the year was $1.9 million.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 2020, 2019 and 2018
(Amounts in US$, except otherwise indicated)

b) Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the Chief Operating Officer, Sales Director and Marketing Director and Managing Director of Rizobacter S.A. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

All the beneficiaries decided to receive the base bonus in ordinary shares. The charge of the plan recongnized during the year ended June 30, 2020 was $0.2 million.

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares up to an equivalent of $315,000, $165,000 and $100,000 to the Chief Executive Officer (the “CEO”), Chief Financial Officer (the “CFO”) and Chief Technology Officer, respectively, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

The charge of the plan recognized during the year ended June 30, 2020 was $0.3 million.

The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

c) Bonus in performance

This plan is an in-kind incentive awarded in ordinary shares up to an equivalent of 530,000 shares or 1,060,00 shares, depending on achieving 100% or 200%, respectively, of the objectives. It contains a performance target that is related to the market price of the Company’s shares. Market-based performance conditions were included in the grant-date fair value measurement.

The fair value of the shares at the grant date was estimated using the "Black-Scholes" model, considering the terms and conditions under which the bonus in performance were granted.

Factor	Bonus in performance
Number of shares to be granted	530,000	1,060,000
Stock price at the grant date	$5.42	$5.42
Exercise Price	$10.5	$21.0
Weighted average expected volatility (*)	24.78%	24.78%
Dividend rate	0%	0%
Weighted average risk-free interest rate	1.52%	1.52%
Weighted average expected life	2.63 years	2.63 years
Weighted average fair value of stock at measurement date	$0.479	$0.005

The charge of the plan recognized during the year ended June 30, 2020 was $0.3 million

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 2020, 2019 and 2018
(Amounts in US$, except otherwise indicated)

19.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Pledged and restricted assets at June 30, 2020 are as follows:

Detail	Asset value	Type of restriction
IT equipment	33,030	Leasing
Machinery and equipment	368,889	Leasing
Machinery and equipment	135,873	Leasing
Vehicles	124,133	Leasing
Other financial assets	4,390,463	Collateral (a)
Santander Rio	1,155,486	Custody checks (b)
Compass Latam & Odisea	16,022,740	Security Collateral and Mortgage (c)
Allaria Ledesma & Cía.	6,571,120	US Treasury bills (d)
Cohen S.A.	747,939	US Treasury bills (e)
Totals	29,549,673

a)	Rizobacter entered into a $45 million syndicated loan and signed a guarantee and pledge. On June 8, 2020 Rizobacter granted a pledge of a fixed-term certificate at Banco Galicia for an amount of $4,396,707.

b)	In April 2020, a loan was made by Santander Rio Bank for a total amount of $0.9 million guaranteed with third-party checks.

c)	In April 2019, the Group issued Negotiable Obligations worth $16 million guaranteeing compliance with a first-degree mortgage of real estate assets of equal value and a pledge on the shares representing 10% of the holding of Rasa Holding LLC in the capital of Rizobacter Argentina SA

d)	In order to guarantee the fulfillment of the obligations assumed from the loan signed with Allaria Ledesma & Cia., the subsidiary Rizobacter granted a pledge of American treasury bonds valued of $6,5 million on June 30, 2020.

e)	In order to guarantee the fulfillment of the obligations assumed from the loan signed with Cohen S.A., the subsidiary Rizobacter granted a pledge of American treasury bonds valued of $0,7 million on June 30, 2020.

The Convertibles Notes referenced in Note 6.18 are guaranteed by (i) BCS Holding, RASA Holding, Bioceres Semillas S.A., Rizobacter USA LLC and Rizobacter do Brasil LTD; (ii) a Share Pledge Agreement over the 41.3% of the shares held by RASA Holding in the capital stock of Rizobacter; (iii) an Intercompany Loan Pledge Agreement; (iv) Rizobacter do Brazil Fiduciary Assignment Agreement; and (v) Rizobacter do Brazil Account Pledge Agreement.

The Group has committed in the Convertible Notes, Syndicated Loan and Private Corporate Bonds to the non-distribution of dividends.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of and for the years ended June 30, 2020, 2019 and 2018
(Amounts in US$, except otherwise indicated)

20.	IMPACT OF COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, reaching over 465,000 confirmed cases in 200 countries and territories by late March. COVID-19 has disrupted business activities in Argentina and worldwide. The Argentine government has issued a stay-home order from March 20 to October 11, 2020, restricting free circulation of people in public areas and ordering most businesses to close, with certain exemptions. The Group’s operations, which involve agricultural production and commercialization activities, have been exempted from the order. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

The eventual scope of the Coronavirus outbreak and its impact on the country's and global economy are unknown, with governments being able to implement stricter containment measures, which are not predictable in this instance. It cannot be reasonably quantified to what extent the Coronavirus will affect the Company's business and the results of its operations in the future if this situation is prolonged. The Board of Directors and senior management are closely monitoring the situation and taking all necessary measures at their disposal to protect human life and the Group’s operations and financial condition.

21.	EVENTS OCCURRING AFTER THE REPORTING PERIOD

On August 18, 2020, the subsidiary Rizobacter S.A. completed a $17 million public offering of Series IV corporate bonds under its global program of corporate bonds in the Argentine market. The bonds mature in August 2023 and pay an annual nominal interest rate of 0.0%. Rizobacter intends to use the proceeds of the bond issuance to support working capital, extend debt maturities, and reduce financing cost, as well as for general corporate purposes.

On August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants, for either 0.12 Ordinary Shares (the "Exchange Shares") or $0.45 in cash per Warrant, without interest (the "Cash Consideration", and together with the Exchange Shares, the "Exchange Consideration"), at the election of the holder (the "Offer"). The Offer was made upon the terms and subject to the conditions set forth in the Company's Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO, originally filed by the Company with the Securities and Exchange Commission (the "SEC") on July 27, 2020, as amended and supplemented, and the related letter of election and transmittal and other offer materials.

The Offer provided for a premium to the closing trading price of the Public warrants on July 24, 2020 equal to (a) 321%, in respect of the Cash Consideration, or (b) 482% in respect of the implied value of the Exchange Shares taking into account the closing trading price of the Ordinary Shares on July 24, 2020. The premium offer price allowed for maximum participation of holders in the Offer.

Based on information provided by Continental Stock Transfer & Trust Company, the depositary for the Offer, a total of 21,938,774 warrants were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company accepted for exchange all such Warrants and paid an aggregate amount of approximately $115,062 of the Cash Consideration and issued an aggregate of 2,601,954 Exchange Shares in exchange for the warrants tendered.

Following the Offer, the Company redeemed the 2,261,226 warrants that were not validly tendered or exchanged pursuant to the Offer for $0.405 in cash per warrant. The Company paid an aggregate amount of approximately $ 915,796 for these warrants.

Subsequent to June 30, 2020, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.