Form 20-F
period 2021-06-30
Bioceres Crop Solutions Corp.
filed 2021-10-29
CIK 1769484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
OR
◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Copies to:

Conrado Tenaglia, Esq.

Matthew S. Poulter, Esq.

Linklaters LLP

1290 Avenue of the Americas

New York, NY 10104

Phone: (212) 903-9000

Fax: (212) 903-9100

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Ordinary Shares, par value US$0.0001 per share	BIOX	Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Ordinary Shares

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

41,104,087 ordinary shares were issued and outstanding as of June 30, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

◻ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ⌧	Non-accelerated filer ◻	Emerging growth company ⌧

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ◻	International Financial Reporting Standards as issued	Other ◻
by the International Accounting Standards Board ⌧

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

◻ Yes ⌧ No

i

ii

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

The consolidated statements of comprehensive income data for Bioceres for the year ended June 30, 2021, 2020 and 2019 and the consolidated statements of financial position data as of June 30, 2021, 2020 and 2019 are derived from our audited consolidated financial statements appearing elsewhere in this report. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”).

Our presentation currency is U.S. dollars.

We have applied the following standards and amendments for the first time for our annual reporting period commencing July 1, 2020:

●	Amendments to IFRS 16 - Covid-19-related Rent Concessions
●	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform (Phase 2)

The adoption of these amendments did not have a material impact on the Group.

Amendments to Financial Disclosures about Acquired and Disposed Businesses

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

Rule 1-02(w) is used to determine whether a tested entity is deemed significant for the purposes of various SEC rules and form requirements, including the Rule 3-05 and 3-09 of Regulation S-X. The significance tests set forth in Rule 1-02(w) are commonly referred to as the investment test, the asset test, and the income test.

The new rules amend the investment and income tests and are intended to result in more meaningful determinations of whether a subsidiary or an acquired or disposed business is significant. No change was made to the asset test.

Registrants will be required to apply the new rules no later than the beginning of the registrant’s fiscal year beginning after December 31, 2020 (the mandatory compliance date). However, voluntary early compliance is permitted provided that the new rules are applied in their entirety from the date of early compliance. We have decided to apply the new amended rules early.

Amendments to Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information

In November 2020, the SEC amended Regulation S-K to modernize, simplify, and enhance Management’s Discussion and Analysis (MD&A), streamline supplementary financial information, and eliminate the requirement to provide certain selected financial data.

Key changes include:

●	enhancements and clarification of the disclosure requirements for liquidity and capital resources;
●	elimination of five years of Selected Financial Data;
●	replacement of the current requirement for two years of quarterly tabular disclosure with a principles-based requirement to provide information only when there are material retrospective changes;
●	codification of prior SEC guidance on critical accounting estimates;
●	elimination of the tabular disclosure of contractual obligations; and
●	conforming amendments for foreign private issuers.

Registrants will be required to apply the new rules in the first fiscal year that ends on or after August 9, 2021. However, voluntary early compliance is permitted provided that the new rules are applied in their entirety from the date of early compliance. We have decided to apply the new amended rules early.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “project,” “contemplate,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar terms or expressions. The statements we make regarding the following matters are forward-looking by their nature:

●	our ability to develop and commercialize biotechnology products and crop productivity technologies;

●	our ability to maintain our joint venture agreements with our current partners;
●	the success of the HB4 technology that we license and that remains subject to receipt of regulatory approval in jurisdictions other than Argentina;
●	our or our collaborators’ ability to develop commercial products that incorporate our licensed seed traits and complete the regulatory approval process for such products;
●	our expectations regarding the commercial value of our key products in yield and abiotic stress and biotic stress;
●	our expectations regarding regulatory approval of products developed or licensed by us, our joint ventures and third-party collaborators;
●	our ability to adapt to continuous technological change in our industry;
●	our expectations that products containing our licensed seed traits will be commercialized and we will earn royalties from the sales of such products;
●	our expectations to accelerate the Microstar ramp up, our leading brand in micro-granulated fertilizers;
●	our expectations regarding the future growth of the global agricultural, agricultural biotechnology, biological-based chemical and agro-industrial biotechnology markets;
●	our ability to develop and exploit a proprietary channel for the sale of our licensed biotechnology products;
●	our compliance with laws and regulations that impact our business and changes to such laws and regulations;
●	our ability to assemble, store, integrate and analyze significant amounts of public and proprietary data;
●	our ability to respond to health epidemics and other outbreaks, such as COVID-19, including responses by governmental bodies or regulators;
●	the impact of COVID-19 on the economy, our customers, employees and vendors as well as on our business, financial condition and results of operations;
●	our ability to maintain our licensing arrangements for the products that we commercialize; and
●	various other factors, including without limitation those described under “Item 3. Key Information – D. Risk Factors.”

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

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

A.Offer Statistics

Not applicable.

B.Method and Expected Timetable

Not applicable.

ITEM 3.KEY INFORMATION

A.Selected Financial Data

Reserved.

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

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

Risks Related to our Business

●	developing marketable or commercial technologies
●	obtaining timely necessary regulatory approvals for the business and the commercialization of our products currently under development
●	our HB4 Seed business is dependent on the success of a technology that we license and obtain necessary regulatory approvals
●	certain investors have a right to the majority of payments we may receive in connection with the commercialization of our technologies in certain crops
●	limited number of prospective collaborators in our market
●	our ability to use licensed technology and future technologies is limited by the exclusive licenses that our Parent grants to certain entities
●	our product development cycle is lengthy and uncertain, and we may never generate revenues or earn royalties on the sale of our products currently in development
●	we or our collaborators may fail to perform our respective contractual obligations and we may have disputes with our collaborators

●	our joint venture agreements or any partnerships that we may enter into in the future may not be successful
●	difficulties in collecting payments or royalties
●	ability to attract and retain qualified scientific and business personnel
●	we may be unable to prevent our competitors from benefiting from the expertise of our former employees
●	global economic conditions
●	we may not realize the benefits of future businesses or products we acquire or strategic alliances we form
●	ultimate impact on our results and operations of COVID-19 and measures adopted by the Argentine government in response to COVID-19
●	sales and operating results may fluctuate significantly as a result of the seasonal nature of crops and factors beyond our control
●	our results of operations from our crop productivity products may vary significantly from period to period due to circumstances beyond our control
●	certain estimates of market opportunity included in this report are based on assumptions that are inherently uncertain and subject to risks and uncertainties
●	resistance to GM crops may negatively affect our public image and reduce sales of seeds or other products containing our licensed seed traits
●	competition in crop productivity products is intense and requires continuous technological development
●	changes in laws and regulations may materially increase our costs of operation, decrease our operating revenue and disrupt our business
●	our indebtedness could adversely affect our financial condition
●	price increases and shortages of raw materials
●	exposure of the company and its customers to market risks from changes in commodity prices
●	we may be required to pay substantial damages as a result of product liability claims for which we do not have insurance
●	various health and environmental risks associated with our use, handling and disposal of potentially toxic materials
●	requirements of being a public company may strain our resources and distract our management
●	obtaining required future financing on favorable terms to avoid delays, reductions or the termination of some of our activities
●	scrutiny under the Convention on Biological Diversity Treaty
●	successful implementation of our business plan is uncertain
●	failure to accurately forecast and manage inventory
●	computer system failures, cyber-attacks or a deficiency in our cyber-security
●	labor union disputes may arise

●	reliance on third parties to grow our seeds
●	non-compliance with anti-corruption and anti-money laundering laws can subject us to criminal and civil liability

Risks Related to Our Intellectual Property

●	our agreements may not adequately prevent disclosure of proprietary information
●	we may not be able to adequately protect our intellectual property rights throughout the world
●	changes in Argentine and U.S. patent law could diminish the value of patents and impair our ability to protect our product candidates
●	potential litigation related to infringing the intellectual property rights of a third party
●	technological developments or challenges by competitors
●	requirement to pay royalties to employees who develop inventions commercialized by us

Risks Related to Rizobacter’s Acquisition

●	certain of the Rizobacter shares are subject to a judicial injunction

Risks Related to Operating in Latin America

●	adverse economic or political conditions
●	significant government influence over the economies of the countries in which we operate
●	fluctuations in currency exchange rates
●	currency of a hyperinflationary economy requires that we apply inflationary adjustments to our Argentine subsidiaries’ financial statements
●	Argentine government intervention in the economy
●	continuing high inflation
●	limited access of the Argentine government and the private sector to the international capital markets
●	increase in export and import duties and controls
●	decline in the global prices of Latin America’s main commodity exports could have an adverse effect on Latin America’s economic growth
●	Latin America continues to face considerable economic uncertainty
●	special protections for employees in the private sector
●	the disposition or sale of BIOX shares may be subject to taxation in Argentina
●	the payment of the In-Kind Consideration under the Rizobacter Call Option may be subject to taxation in Argentina
●	exchange controls and restrictions limit access to the FX Market (as defined below) to make payments and distributions from our Argentine subsidiaries

●	mandatory repatriation of export receivables
●	changes in Argentine tax laws

Risks Related to Our Securities

●	share repurchase program may reduce liquidity
●	compliance with listing standards of NASDAQ cannot be assured
●	market price of our ordinary shares may drop significantly as resale restriction has expired
●	dilution to shareholders can result from conversion of the Notes
●	we may not have sufficient cash flow to pay the Notes
●	we are a “controlled company” as defined by Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements
●	the interests of Bioceres S.A. may conflict with ours in the future
●	price of our securities may fluctuate
●	price and trading volume of BIOX ordinary shares could decline as a result of changes in publicity and market recommendations
●	public shareholders may face difficulty in protecting their interests through the U.S. Federal courts
●	reduced disclosure requirements applicable to emerging growth companies may be less attractive to investors
●	our status as a foreign private issuer may be less protective for shareholders
●	we do not pay dividends on our ordinary shares
●	issuance of additional securities may result in dilution

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

Seeds containing the seed traits or biological treatments that we develop may be unsuccessful or fail to achieve commercialization for any of the following reasons:

●	our licensed seed traits or biological treatments may not be successfully validated in the target crops;

●	our licensed seed traits or biological treatments may not have the desired effect on the relevant crop sought by our end-market;
●	we or our joint ventures or collaborators may be unable to obtain the requisite regulatory approvals for the seeds containing our licensed seed traits or for our biological treatments;
●	our competitors may launch competing or more effective seed traits, biological treatments or germplasms;
●	a market may not exist for seeds containing our licensed seed traits or biological treatments or such products may not be commercially successful;
●	we may be unable to patent and/or obtain breeders’ rights or any other intellectual property rights on our technologies in the necessary jurisdictions;
●	even if we obtain patent and/or breeders’ rights or any other intellectual property rights on our technologies, such rights may be later challenged by competitors or other parties; and
●	even if we obtain patent and/or breeders’ rights or any other intellectual property rights on our technologies, competitors may design competing products that do not infringe these intellectual property rights.

Our business and the commercialization of our products currently in development are subject to various government regulations and we or our collaborators may be unable to obtain, or may face delays in obtaining, necessary regulatory approvals.

Our business is generally subject to two types of regulations: (i) those that apply to our operations and (ii) those that apply to products containing or based on our technology. We are responsible for applying for and maintaining the regulatory approvals necessary for our operations, particularly those covering our field trials, bio-safety evaluations and feed and food tests. Under the terms of our joint venture agreements, we and our joint venture partners are jointly responsible for obtaining and maintaining the regulatory approvals necessary for the commercialization of products that contain our licensed seed traits and other technologies in the various relevant markets. Regulatory and legislative requirements affect the development, production and sale of our products, including the testing, commercialization and planting of seeds containing our biotechnology licensed seed traits. Failure to receive such approvals or non-compliance with the applicable regulatory regime could adversely impact our operations and business strategy. Additionally, we may face difficulties in obtaining regulatory approvals in jurisdictions in which we have not previously operated or in which we have limited experience.

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

When products containing our licensed seed traits or other technology reach large-scale field trials, bio-safety evaluations and commercial approval stages, if we, our joint ventures or other collaborators are unable to obtain the requisite regulatory approvals or if there is a delay in obtaining such approvals as a result of negative market perception, consumer groups´ legal actions against GMOs, heightened regulatory standards or unfamiliarity with the applicable regulatory regime, such products will not be commercialized, which would negatively impact our business and results of operations.

Our HB4 Seed business is dependent predominantly on the success of a technology that we license and that remains subject to receipt of regulatory approval.

Most of our biotechnology licensed seed products currently under development incorporates HB4 technology (a yield improvement technology). We expect that the sale of biotech seeds that contain HB4 technology, our HB4 Seed business, will comprise an increasing portion of our future revenues. As a result, our future growth and financial performance will be influenced by our ability to receive or maintain regulatory approval for and to commercialize our licensed HB4 technology, and if this effort is unsuccessful our business could be materially and adversely affected.

We also depend on our continued exclusive use of the HB4 technology pursuant to the terms of licensing agreements with Parent, the National Scientific and Technical Research Council of Argentina (Consejo Nacional de Investigaciones Científicas y Técnicas)

(“CONICET”) and the National University of the Litoral. The Parent holds an exclusive license for HB4, which terminates on the expiration date of the last of the HB4 patents in 2040, unless terminated before such date in accordance with its terms. If this licensing agreement is declared unenforceable or invalid, we could lose access to one of our principal technologies and could become involved in a costly or time-consuming legal dispute.

The Parent is party to funding agreements pursuant to which certain investors have a right to the majority of the payments we may receive in connection with the commercialization of our technologies in certain crops.

Between 2005 and 2007, the Parent entered into agreements with various investors to obtain funding in the aggregate amount of US$1.0 million for research and early-stage development of technology relating to a specific sunflower gene, Hahb 4, that is intended to promote drought tolerance in crops. The funding agreements grant the investors, in the aggregate, the right to receive 52.8% of the rights and royalties payable to us from the successful commercialization of the resulting technology with respect to soybean, wheat and corn. As of the date hereof, the promoter element of the technology developed in connection with our research and development of Hahb 4 is being incorporated into a leading soybean product that Verdeca is developing, which also incorporates our HB4 technology. In addition, the licenses of Parent’s HB4 technology that Parent has granted to other developers and our joint ventures with respect to certain crops include the Hahb 4 promoter element. Accordingly, we may have to pay third parties royalties otherwise due to us in the absence of these agreements and we may not receive the full economic benefit of the commercialization of certain of our technologies. In addition, the investors party to these funding arrangements may claim to be entitled to payments and to royalties, which we believe are within the scope of such agreements. The investors may also dispute the allocation of revenue as it relates to the relative importance of our various technologies incorporated into a given product. We cannot be certain how a court would interpret any ambiguities regarding the scope of these funding agreements or other claims that may be raised by one or more investors pursuant to these funding agreements. Any dispute regarding these agreements could be costly and divert management’s attention from our operations, and if the investors are deemed to have rights to payments in excess of those we believe are applicable, our business, results of operations, cash flows and prospects would be materially and adversely affected. See “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” and “Item 4. Information on the Company—B. Business Overview—Early-Stage Technology Development Agreements.”

There are a limited number of prospective collaborators in the markets in which we operate.

Our Research and Development (“R&D”) and commercialization activities are costly, time-intensive and require significant infrastructure and resources. Therefore, our business strategy involves entering into collaboration and joint venture arrangements with global agricultural firms to leverage their resources, know-how and distribution channels and into collaborations with research institutions and governmental agencies to facilitate our low-cost approach to R&D. The crop productivity market is highly consolidated and dominated by a relatively small number of large companies. Additionally, there are a limited number of researchers and research institutions focused on the technologies that we seek to develop and competition for entry into collaboration arrangements with them can be challenging. Due to the small number of companies in our markets and the small number of potential collaborators, there are limited opportunities for us to pursue additional joint ventures and collaborations with new partners and collaborators. We may cease to be attractive to prospective collaborators if our technology platform or track record is not perceived to be sufficiently developed or successful or if, in the case of prospective joint venture partners, such prospective partners view us as a competitor and choose not to collaborate with us. In addition, if we fail to develop or maintain our relationships with any of our existing collaborators, we could lose our opportunity to work with that collaborator and suffer a reputational risk that could impact our relationships with other collaborators in what is a relatively small industry community. If we are unable to enter into new joint venture agreements or collaborations, we may face higher development costs than anticipated, greater difficulties in achieving commercialization, challenges in expanding our portfolio of technologies and distribution networks and commercial products, or other adverse impacts, which could have a material adverse effect on our business prospects.

The licenses that our Parent grants to certain of the joint ventures in which we participate and to certain third parties are exclusive with respect to certain territories and/or crops, limiting our ability to use the licensed technology and future technologies either independently or with another partner.

The license our Parent granted to Trigall Genetics is exclusive with respect to HB4 wheat technology in Argentina, Brazil, Paraguay and Uruguay. Pursuant to the terms of the licenses in Trigall joint ventures, we reserve the rights to use such technologies for research and non-commercial purposes. We are prohibited from independently using the technology our Parent licensed to Trigall Genetics with respect to wheat within their exclusive field and territories. As a result, we are, to a certain extent, dependent on the efforts of our joint ventures and licensees that hold or will hold exclusive licenses to commercialize our technologies in those fields and territories. These licenses are valid so long as the respective joint venture operates and can be recuperated by us upon joint venture dissolution. The restrictions imposed by this license limit our flexibility to commercialize our technology and expand our business in such territories, which could adversely affect our business, results of operations and prospects.

Our product development cycle is lengthy and uncertain, and we may never generate revenues or earn royalties on the sale of our products currently in development.

R&D in the crop productivity industry is expensive, complex, prolonged, and uncertain. We may spend many years and dedicate significant financial and other resources developing products that may never generate revenues or come to market. Our process of developing and commercializing technologies involves several phases and can take several years from discovery to commercialization of a product. On average, it takes between five and 12 years to develop a product for our crop productivity products. Some products will never reach the final stages of development.

Development of new or improved agricultural products involves risks of failure inherent in the development of products based on innovative and complex technologies. These risks include the possibility that:

●	our products will fail to perform as expected in the field;
●	our products will not receive necessary regulatory permits and governmental clearances in the markets in which we intend to sell them;
●	our products may have adverse effects on consumers;
●	consumer preferences, which are unpredictable and can vary greatly, may change quickly, making our products no longer desirable;
●	our competitors develop new products that have other more appealing characteristics than our products;
●	our products will be viewed as too expensive by food companies or growers as compared to competitive products;
●	our products will be difficult to produce on a large scale or will not be economical to grow;
●	intellectual property and other proprietary rights of third parties will prevent us, our R&D partners, or our licensees from marketing and selling our products;
●	we may be unable to patent or otherwise obtain intellectual property protection for our discoveries in the necessary jurisdictions;
●	we or the customers that we sell our products to may be unable to fully develop or commercialize our products in a timely manner or at all; and
●	third parties may develop superior or equivalent products.

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

The success of our R&D partnerships or joint venture arrangements will depend heavily on the efforts and activities of our partners. Our joint venture arrangements may present financial, managerial, and operational challenges, including potential disputes, liabilities, or contingencies and may involve risks not otherwise present when operating independently including:

●	partners may have business interests, goals or cultures that are or become inconsistent with our business interests, goals or culture;
●	partners may have significant discretion in determining the efforts and resources that they will apply to partnerships or joint ventures;
●	partners may not pursue development and commercialization of our potential products or may elect not to continue or renew development or commercialization programs based on trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as business combination that diverts resources or creates competing priorities;
●	partners may delay trials, provide insufficient funding for a trial program, stop a trial, abandon a product candidate, repeat or conduct new trials or require a new formulation of a product candidate for testing;
●	partners could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;
●	a partner with marketing manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;
●	we could grant exclusive rights to our partners that would prevent us from collaborating with others;
●	partners may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
●	we may incur liabilities or losses as a result of an action taken by the joint venture or our joint venture partners;

●	disputes may arise between us and a partner that causes the delay or termination of the research development or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;
●	our joint venture partners may act contrary to our instructions, requests, policies or objectives, which could reduce our return on investment, harm our reputation or restrict our ability to run our business;
●	partnerships may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;
●	partners may own or co-own intellectual property covering our products that results from our partnering with them and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and
●	a partner’s sales and marketing activities or other operations may not comply with applicable laws resulting in civil or criminal proceedings.

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

We depend on our key personnel and research collaborators, and we may be adversely affected if we are unable to attract and retain qualified scientific and business personnel.

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

We plan to selectively partner, in-license or acquire key enabling technologies and businesses across our value chain that we believe will keep us on the cutting edge of our industry. We may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain the financing for these acquisitions under other purposes in the context of existing operations. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure that, following any such acquisition, we will achieve the expected synergies to justify the transaction, which could have a material adverse effect on our business, financial conditions, earnings and prospects.

The effects of COVID-19 and certain measures adopted by governments to mitigate the effects of the pandemic may negatively affect us, and we cannot accurately predict its ultimate impact on our results and operations.

In December 2019, a new disease was discovered from the coronavirus strain (SARS-COV-2) in the city of Wuhan in China, which causes a severe acute respiratory syndrome, and which was globally given the name COVID-19. Since then, COVID-19 has spread throughout the world. On March 11, 2020, the World Health Organization declared the existence of a global pandemic.

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

The Argentine government has taken multiple measures in response to the spread of COVID-19 in Argentina, including a mandatory nationwide preventative social isolation that began on March 19, 2020 and has been extended several times. The Argentine government also required the mandatory closure of non-essential businesses. As of the date of this report, the Argentine government has gradually relaxed certain measures previously adopted, and it has indicated that it will continue to relax the restrictions and expand the number of authorized activities during the period of October 1, 2021 to December 31, 2021. For example, now employees are allowed to attend the workplace in person, and occupancy restrictions for economic, industrial, and commercial activities in closed spaces, among others, are eliminated. However, these activities must be carried out in compliance with protocols approved by the relevant health authority. There are some local governments that have not yet implemented the measures established by the Argentine government and others that have begun to relax such restrictions. In order to mitigate the economic impact of COVID-19 and of the mandatory closure of non-essential businesses, the Argentine government adopted social, monetary, and fiscal aid measures, including financial aid for the payment of salaries to workers affected by the mandatory isolation; social security contribution exemptions for sectors critically affected by COVID-19; setting maximum prices for essential products; and payment of a stimulus income to vulnerable families from March to August 2020. Similarly, the Central Bank of the Argentine Republic (the “Argentine Central Bank”) took a series of measures in order to mitigate the impact on the economy, including incentives for the extension of working capital credit lines by financial institutions to small and medium enterprises. These measures have not prevented an economic recession in Argentina, which could be extended or deepened, particularly if current conditions extend over time and if Argentina’s main trading partners are simultaneously facing an economic recession. Additionally, to the extent that the Argentine government had limited resources to support Argentina’s economy since the pandemic has hit Argentina at a time when it was already struggling to emerge from a recession and foreign exchange crisis, all such financial aid extended by the Argentine government has been financed through expansion of the monetary base, which has resulted in additional inflation and devaluation of the Argentine peso. In addition to the stay-at-home orders and closure of business and premises considerer non-essential, some other measures adopted by the Argentine government could negatively affect the demand for our products, including the prohibition on layoffs without cause and employee suspensions, and the price fixing, among others. Our operations, which involve agricultural production and commercialization activities, have been exempted from the order. Nonetheless, we cannot predict whether our operations will continue to be exempted.

In Brazil, the federal, state and municipal governments and other authorities have enacted a number of rules to address the potential impacts of the COVID-19 outbreak. Considering the possible outcomes thereof, we may be exposed to additional risks, which include:

(i)to contain or delay the spread of COVID-19, the Brazilian Ministry of Health, as well as several state and municipal authorities have adopted or recommended social distancing measures, which may ultimately result in severe fines/penalties;

(ii)in March 2020, the Brazilian government created a Crisis Committee to Monitor the Impacts of COVID-19 in Brazil. Since then, it has announced several measures (tax or otherwise) to address the effects of COVID-19 in Brazil. Likewise, the Brazilian Congress is currently discussing several measures to increase the Brazilian government’s revenues, such as imposing new taxes, revoking tax benefits and increasing the rates of current taxes; and

(ii)States and municipalities may also revoke tax benefits and/or increase the rates of current taxes to increase its revenues.

These new rules, if approved, may have a material adverse impact on our results of operations. It is also possible that our commercial contracts, could be affected by adverse impacts derived from the COVID-19 pandemic, since the parties thereto may not comply with their contractual obligations. As the COVID-19 pandemic will most likely be considered as an act of God or force majeure event by Brazilian courts, parties may justify their nonperformance and request (i) termination without penalties; (ii) adjustment and/or release of contractual obligations; (iii) adjustment and/or release of the effects of arrears; and/or (iv) adjustment and/or release of penalties for breach of contract, which, in any case, may cause a negative impact on our results of operations. Additionally, our operations may be adversely affected by the wider macroeconomic effect of the ongoing COVID-19 pandemic. Currently, it is expected there be a recession or diminishing growth in several countries, including Brazil, due to the freeze of the economic activities. Any negative effect on the economy, particularly in the countries that we operate, may decrease incomes and the demand for our products. Moreover, Brazil is experiencing political disagreements among governments and other authorities in connection with the measures that have been adopted and the ones that might be implemented. In March 2021, after a second wave of the pandemic, Brazil has become the country with the current highest daily death toll in the world. The Brazilian government cannot confirm if the vaccination will be concluded in 2021 and when and whether the pandemic will be under control. Therefore, these institutional conflicts since the beginning of COVID-19 as well as the potential adoption of measures against WHO’s recommendations may lead to political turmoil and, ultimately, civil riots and impeachment process, which all may potentially negatively impact our businesses and operations in Brazil.

While it is not possible to predict the future impact of COVID-19 and the effect the measures adopted by governments on the global economy, COVID-19 has already significantly affected global economic conditions and is likely to continue to do so for the remainder of 2021 and beyond. Both COVID-19 and governments’ response may affect our financial position and results of operations.

We are constantly monitoring the impact of COVID-19 on us. The ultimate impact of COVID-19 on our business, results of operations, and financial position remains highly uncertain and will depend on future events beyond our control, including the intensity and duration of COVID-19, and government measures taken to contain the virus or mitigate the economic impact.

Our crop productivity business is highly seasonal and affected by factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

The sale of our products is dependent upon planting and growing seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Weather conditions and natural disasters, such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, also affect decisions by our distributors, direct customers and end users about the types and amounts of products to use and the timing of harvesting and planting. According to the Buenos Aires Grain Exchange, the average national yields of soybean and corn as of April 18, 2018 had registered decreases as a result of the drought. From December 2017 to March 2018, Argentina experienced a significant drought, which impacted crop yields. During 2020, Argentina suffered one of the worst droughts of the last century. As a result, fires have affected more than 120.000 hectares in 11 provinces which include some of the most productive central and northern regions of Argentina.

As we increase our sales in our current markets and expand into new markets in different geographies, it is possible that we may experience different seasonality patterns in our business. Disruptions may lead to delays in harvesting or planting by growers which can result in pushing orders to a future quarter, which could negatively affect results for the quarter in question and cause fluctuations in our operating results. Seasonal variations may be especially pronounced because our product lines are mainly sold in the Southern Hemisphere. Our seeds, biologicals and other crop input products sales tend to be comparatively low during the third and fourth quarters of our fiscal year, as summer crops related sales peak in the second quarter. However, planting and growing seasons, climatic conditions and other variables on which sales of our products are dependent vary from year to year and quarter to quarter. As a result, we may experience substantial fluctuations in quarterly sales.

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

The information regarding our market opportunities, including for HB4 Soy and HB4 Wheat, has been prepared by management and our assumptions underlying our statements about these market opportunities are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and other uncertainties that could cause actual results to differ materially from those set forth in the market opportunity. No independent third party has compiled, examined, or performed any procedures with respect to our potential market opportunities, nor has any third party expressed any opinion or any other form of assurance on the information or its achievability by us, and no independent third party has assumed responsibility for, or claimed any association with, the information we have included herein regarding such potential market opportunities. The information regarding market opportunities is not fact and should not be relied upon as being indicative of future results. For example, we extrapolated from publicly available data for the past ten years to estimate soy and wheat production area in order to in turn estimate the size of HB4 Soy and HB4 Wheat-related market opportunities. Changes in economic, climate, regulatory and other factors could significantly reduce the target area and our market opportunity. We also made assumptions regarding the number of bags of soybeans and wheat seeds needed to plant one hectare as well as other information, which in each case may prove to be materially incorrect. Furthermore, we may not be able to take advantage of these market opportunities even if they are available. Our failure to take advantage of market opportunities or to correctly size our market opportunity could have a material adverse effect on our ability to take advantage of our investments in licensed technologies, including for HB4 Soy and HB4 Wheat, and therefore on our business, operating results and financial condition.

Consumer and government resistance to GM crops may negatively affect our public image and reduce sales of seeds or other products containing our licensed seed traits.

We are active in the field of biotech development of seeds, including GM seeds, and the successful commercialization of our products depends, in part, on public acceptance of genetically engineered agricultural products. Some consumers may reject foods made from GM seeds and production of certain GM crops is prohibited in certain countries due to food safety and environmental concerns. Any increase in negative perceptions of GM crops, or more restrictive government regulations in response thereto, could have a negative effect on our business and may delay or impair the development and commercialization of some of our products.

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

The prohibition of the production of certain GM crops in select countries and the current resistance from consumer groups to GM crops not only limits our access to such markets but also has the potential of spreading to and influencing the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology. For example, in the United States, no product may be labelled as “organic” if it contains any genetically modified organisms (“GMO”). Additionally, some states in the United States are considering, and one state has passed a law relating to, mandatory labelling of GMO foods, which may carry a negative connotation for consumers and which could make it difficult and expensive for companies to use ingredients from GM crops and distribute products in compliance with the labelling requirements, each of which could in turn have an adverse impact on the sale of our licensed GM seeds. In Argentina, a class action suit has been initiated against the national government and certain biotechnology companies that are the owners of regulatory approvals of GMO, including the Parent, requesting, among other changes, the mandatory labelling of GM foods and environmental protection of land use. As of the date of this report, the plaintiffs’ request for an injunction against GMO approvals was rejected by the Federal Court of Appeals and an extraordinary appeal at the Argentine Supreme Court was filed, the practicable chances of success of which are low.

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

In most segments of the crop productivity markets, the number of products available to end-consumers is steadily increasing as new products are introduced. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our licensed seed traits and technology. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and some of our competitors have more experience in R&D, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Programs to improve genetics and crop protection chemicals are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with broader set of companies. Mergers and acquisitions in the plant science, specialty food ingredient and agricultural biotechnology seed and chemical industries may result in even more resources being concentrated among a smaller number of our competitors.

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

Laws and regulatory standards and procedures that impact our business are continuously changing. Responding to these changes and meeting existing and new requirements may be costly and burdensome. Changes in laws and regulations may occur that could:

●	impair or eliminate our ability to source technology and develop our products, including validating our products through field trials and passing biosafety evaluations;
●	increase our compliance and other costs of doing business through increases in the cost to protect our owned and licensed intellectual property, including know-how, trade secrets and regulatory data, or increases in the cost to obtain the necessary regulatory approvals to commercialize and market the products we develop directly or jointly;
●	require significant product redesign or redevelopment;
●	render our licensed seed traits and technology and products that incorporate them less profitable or less attractive compared to competing products;
●	reduce the amount of revenues generated from licenses or other royalties;
●	restrict or increase the costs of making payments and distributions;
●	increase our export and import duties and costs or intensify controls and restrictions on our imports; and
●	discourage us and other collaborators from offering, and end-markets from purchasing, products that incorporate our licensed seed traits and technology.

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

As of June 30, 2021, our total indebtedness was US$173.4 million, of which US$76.8 million matures in the fiscal year ending June 30, 2022. We may incur additional indebtedness in the future. Our indebtedness could have important adverse consequences, including:

●	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;
●	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;
●	increasing our vulnerability to general adverse economic and industry conditions;
●	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
●	placing us at a disadvantage compared to other, less leveraged competitors; and
●	increasing the cost of borrowing.

The occurrence of any of the above may negatively impact our business and results of operations. If any of our indebtedness gets accelerated as a result of our failure to meet certain covenants, the risks described above could intensify. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources —Indebtedness”.

In addition, our Argentine subsidiaries are temporarily subject to certain restrictions on payments of foreign indebtedness through the FX Market. Therefore, our Argentine subsidiaries may be impeded from making payments under foreign indebtedness or the costs of performing such payments could be substantially higher, all of which could have an adverse effect on our business and results of operations. See “Argentina—Argentine exchange controls and restrictions limit access to the foreign exchange market (the “FX Market”) to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina.”

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

Product liability claims are a commercial risk for our business, particularly as we are involved in the sale of commercial technology and the supply of biotechnological products, some of which may be shown in the future to be harmful to humans and the environment. We may be held liable if any product we develop is found unsuitable during marketing, sale or consumption. We do not currently have insurance coverage for such claims. Courts have levied substantial damages in the United States and elsewhere against a number of companies in the agriculture industry in past years based upon claims for injuries allegedly caused by the use of their products.

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

There is a possibility that a product liability case could be filed against us in Argentina, in which case damages may be substantial albeit potentially smaller than those typically awarded in the United States. Product liability claims against us, our joint ventures or third-party licensees selling products that contain our licensed seed traits or technology or allegations of product liability relating to seeds or other products containing seed traits or technology developed by us could damage our reputation, harm our relationships with our collaborators and other business counterparties and materially and adversely affect our business, results of operations, financial condition and prospects.

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

The process of developing and commercializing products is expensive, lengthy and risky and we expect to continue investing in our R&D services to identify new potential products for development. We may require additional capital to fund our technology sourcing and product development projects and to provide working capital to fund other aspects of our business, including changes in our business strategy or the occurrence of unanticipated events.

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

We currently generate a significant portion of our revenue from the sale of crop protection and nutrition products. We expect that, following regulatory approval and successful commercialization of our licensed technologies, including HB4, an increasing portion of our revenues will be generated by sales of seed and integrated products through our proprietary commercial channels and third-party licensees, with incremental income expected to be generated by the joint ventures in which we participate. We face numerous challenges to completing the various steps necessary for the commercialization of our products and there can be no guarantee that we will be able to successfully commercialize our licensed technologies. As a result of our continuous analyses of our crop productivity solutions, we may decide to make substantial changes in our business plan and operations. Changes to our business plan could result in material delays to the commercialization of our products.

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

In Argentina, legislation in respect of breeders’ rights includes a concept of a “farmer’s privilege,” which allows growers to use seeds obtained from their own harvests to be replanted on their own farm. According to the National Seed Institute of Argentina (Instituto Nacional de Semillas), the reserves of seeds kept for personal use has grown significantly in recent years, which may increase the likelihood that growers illegally claiming the privilege may use and/or sell GM seeds into the market without paying royalties owed to us.

The legal systems of certain countries, including China, where we have sublicensed patent applications, have not historically favored the enforcement of patents or other intellectual property rights, which could hinder us from preventing the infringement of our licensed patents or other intellectual property rights and result in substantial risks to us. Proceedings to enforce our licensed patent rights in the United States or foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our licensed patents at risk of being invalidated or interpreted narrowly and our sublicensed patent applications at risk of not issuing and could provoke third parties to assert patent infringement or other claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license from third parties.

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

Our ability to generate significant revenues from our products depends on our joint ventures’ and licensees’ ability to develop, market and sell products and utilize our proprietary technologies without infringing the intellectual property and other rights of any third parties.

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

Our intellectual property rights are important to the operation of our business and the commercialization of our crop productivity products. We rely on a combination of licensed patents, PVP, trademarks, trade secret laws, confidentiality provisions and licensing arrangements to establish and protect our intellectual property. However, the importance of technology development and intellectual property protection in the crop productivity industry increases the risk that technological advances by others could render our products less competitive. Our business could be negatively affected by any of the following:

●	our issued licensed patents, PVP certificates and trademark registrations may be successfully challenged by our competitors;
●	we may be unable to obtain intellectual property licenses that are necessary or useful to our business on favorable terms, or at all;
●	new technology that is independently developed by others may supersede our technology and make our products less desirable or costlier in the marketplace;
●	competitors may design around our licensed patent and/or PVP protections; and
●	competitors may reverse engineer our trade secret technologies.

We may be required to pay royalties to employees who develop inventions that have been or will be commercialized by us, even if the rights to such inventions have been assigned to us, exclusive licenses have been granted to us and the employees have waived their rights to royalties or other additional compensation.

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

We purchased our controlling stake in Rizobacter subject to the precautionary measure and associated ongoing litigation. Should such contingencies be lifted, the Parent may be obligated to pay a contingent purchase price of US$17.3 million to certain selling shareholders of Rizobacter. Conversely, should the court rule against the free transferability of the affected shares, we would be obligated to return certain shares, thereby reducing our equity participation in Rizobacter, and the Parent would not be obligated to pay the abovementioned contingent purchase price. Given the Argentine Supreme Court’s finding that the 1995 share transfer was valid, it is likely or probable that the Parent may be obligated to pay the contingent purchase price of US$17.3 million. Moreover, pursuant to certain financial agreements entered into by the Company, RASA Holding pledged 41.3% of its shares in Rizobacter as collateral. Therefore, in an event of default with respect to our debt obligations, we would be obligated to sell certain shares, thereby reducing our equity participation in Rizobacter. For further information, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Notes”.

Risks Related to Operating in Latin America

A major portion of our operations and/or development activities are based in Latin America. As of June 30, 2021, approximately 95% of our consolidated sales of goods and services were attributable to our Latin American operations. In particular, fluctuations in the economy of Latin America and actions adopted by the governments of Latin American countries have had and may continue to have a significant impact on our subsidiaries operating in those countries.

Latin America has experienced, and may continue to experience, adverse economic or political conditions that may impact our business, financial condition and results of operations.

Latin American countries have historically experienced uneven periods of economic growth, recessions, periods of high inflation and economic instability. Recently, the economic growth rates of the economies of many Latin American countries have slowed and some have entered recessions. Additionally, economic and political developments in Latin America, including future economic changes or crises (such as inflation, currency devaluation or recession), government deadlock, political instability, civil strife, changes in laws and regulations, restrictions on the repatriation of dividends or profits, expropriation or nationalization of property, restrictions on currency convertibility, volatility of the foreign exchange market and exchange controls could impact our operations and/or the market value of the ordinary shares and have a material adverse effect on our business, financial condition and results of operations.

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

Historically, governments in Latin America have frequently intervened in the economies of their respective countries and have occasionally made significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among others, price controls, currency devaluations, capital controls and tariffs. Our business, financial condition, results of operations and prospects may be adversely affected by the changes in government policies or regulations of Latin American governments, including:

●	exchange rates and exchange control policies;
●	tariff and inflation control policies;
●	price control policies;

●	liquidity of domestic capital and lending markets;
●	tax policies, royalty and tax increases and retroactive tax claims; and
●	other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates relative to the U.S. dollar in the countries in which we operate.

The majority of our operations are based in Latin America and, accordingly, a significant portion of our costs are incurred in local currencies, while our revenues are primarily denominated in or influenced by U.S. dollars. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. Accordingly, fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and have a material adverse effect on our results of operations and financial condition.

The Argentine Peso depreciated 21.86% against the U.S. dollar in 2016, 17.36% in 2017, 102.16% in 2018, 58.86% in 2019 and 40.51% in 2020, based on the official exchange rates published by the Argentine Central Bank. In the past years, the Argentine government imposed restrictions on the purchase of foreign currency  (see “—Argentine exchange controls and restrictions limit access to the foreign exchange market (the “FX Market”) to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina”), which measures gave rise to an unofficial market where the U.S. dollar traded at a different market value than reflected in the official Argentine Peso – U.S. Dollar exchange rate. Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the Argentine Central Bank’s foreign currency reserves, since September 1, 2019 the Argentine government reinstated rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina.

The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the Real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the Real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Real against the U.S. dollar. The Real depreciated 46.2% against the U.S. dollar in 2015 and appreciated 16.8% in 2016. In 2017, 2018 and 2019, the Real depreciated against the U.S. dollar 1.5%, 17.1% and 4.02%, respectively. In 2020 the Real depreciated 28.9% against the U.S. dollar.

Our consolidated financial information included herein is presented in U.S. dollars. Fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and could have a material adverse effect on our results of operations and financial condition.

We are required to apply inflationary adjustments and tax indexation procedures in our Argentine subsidiaries, which could adversely affect our financial statements, results of operations and financial condition.

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

Beginning with the period ending on December 31, 2018, Bioceres’ Argentine subsidiaries began preparing financial statements in compliance with IFRS, adopting IAS 29.

In December 2019, the Argentine Government promulgated Law 27,541. It provided that the tax rate reduction established by Law 27,430 (reduction of the income tax rate from 35% to 30% for fiscal periods beginning on January 1, 2018 until December 31, 2019, and 25% for fiscal periods beginning on or after January 1, 2020, inclusive) be suspended until the fiscal years beginning on or after January 1, 2021. Thus, the tax rate of 30% was maintained. Law 27,541 also provided that, for the first and second financial years starting on or after January 1, 2019, one-sixth of the inflation adjustment (provided by Law 27.420) will be computed in the fiscal year of the adjustment calculation and the remaining five-sixths in equal parts in the five tax periods immediately following.

In June 2021, the Argentine Government approved a corporate income tax reform replacing the 30% fixed rate in force with a progressive tax rate. Depending on the amount of a corporation’s accumulated net taxable income, the reform could result in an increase or decrease in the corporate income tax rate.

Under the progressive corporate income tax, a 25% tax rate will apply on net taxable income for accumulated net taxable income up to AR$5 million. For accumulated net taxable income from AR$5 million to AR$50 million, the progressive scale will apply a 30% tax rate. Finally, for accumulated net taxable income exceeding AR$50 million the progressive scale will apply a 35% tax rate.

The reform also extends the 7% withholding tax on dividends for tax years beginning 1 January 2021 and thereafter.

For the fiscal year ended June 30, 2021, we increased our tax expenses and tax deferred liability by US$1.6 million. This incremental tax expense was allocated in accordance with Argentine Law 27,541, which amended Argentine Law 27,468, and will be payable with one-sixth allocated to the fiscal year ended June 30, 2021 and the remaining five-sixths allocated equally to the fiscal years ending June 30, 2021, 2022, 2023, 2024 and 2025.

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

Between 2006 and 2012, the Argentine government conducted expropriations including mainly utilities or companies in strategic sectors of public interest, like Aguas y Saneaminentos S.A. in 2006, Aerolíneas Argentinas S.A. in 2008 and YPF S.A. in 2012. In an unprecedented case in 2020, the government unsuccessfully attempted the expropriation of a company fully involved in the private sector with no public interest, like Vicentín S.A., which is the fourth largest grain exporter in Argentina, and, in addition, was undergoing a restructuring under reorganization proceedings. However, the government desisted due to generalized massive spontaneous protests and opposition from opposing political parties and the legal and financial community.

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

A significant portion of our assets are located in Argentina. Therefore, we are subject to political uncertainties, including expropriation or nationalization of our business or assets, or subject to renegotiation or annulment of existing contracts and other similar risks. In the future, intervention in the economy by the Argentine government may continue or increase, the occurrence of which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition. We cannot assure investors that these or other measures that may be adopted by the Argentine government in the future, such as nationalizations, forced renegotiations or modifications of existing contracts, new tax policies, price fixing, regulations and reforms affecting foreign trade and investments, will not have a material adverse effect on the Argentine economy and, consequently, will not adversely affect our business, results of operations and financial condition.

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

According to data published by the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”), the Consumer Price Index (“CPI”) increased 24.8% in 2017, 47.6% in 2018, 53.8% in 2019, 36.1% in 2020, and 37% between January and September 2021.

If the primary fiscal deficit is not reduced and the foreign currency exchange rate is not stabilized, inflation rates could continue escalating and end in hyperinflation and a new economic crisis. There is uncertainty regarding the continuing effects of COVID-19 and the effects of the measures that the Argentine government and the Argentine Central Bank have adopted, or may adopt in the future, to reduce the fiscal deficit, re-activate the economy, stabilize foreign currency exchange rate and control inflation. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted, and our results of operations could be materially adversely affected.

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

On December 4, 2018, the Argentine Congress approved the budget bill for 2019 through Law No. 27,467, which amended the Customs Code to allow for duties to be applied to the exportation of services. In addition, the Argentine government was allowed to impose export duties of up to 30% until December 31, 2020. However, in case of services and goods that were not subject to export duties before September 2, 2018, the maximum rate was 12%. On January 2, 2019, the Argentine government issued Decree No. 1201/2018, which established an export duty on export of services at a rate of 12% with a maximum limit of AR$4 per each U.S. dollar of the amount arising from the invoice or equivalent document. On December 28, 2019, Decree No. 99/2019 extended the application of duties on export of services through December 31, 2021 with a rate of 5% without limit.

On December 21, 2019, the Argentine Congress enacted Law No. 27,541 (Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública, or the “Solidarity Law”)., that established new maximum export duties of 33% for soybean, 15% for goods that were not subject to the payment of export duties as of September 2, 2018, 5% for agroindustry products of regional economies defined by the Argentine government, and 5% for industry goods and services.

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

In October 2020, the Argentine government adopted a series of measures seeking to promote production, exports and the liquidation of U.S. dollars from exports in the FX Market, including the temporary reduction of export duties for soybean and soybean derived products through Decree No. 790/2020. However, such measures were not expected to have the intended results.

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

A decline in the global prices of Latin America’s main commodity exports could have an adverse effect on Latin America’s economic growth.

High commodity prices have contributed significantly to the increase in Latin American exports as well as in governmental revenues from export taxes. However, relying on the export of certain commodities has made the Latin American economy more vulnerable to fluctuations in the prices of commodities.

Recently, prompted by the global crisis caused by the COVID-19 (see “—COVID-19 could have an adverse material effect on our business, financial condition and results of operations”) and the significant decrease in oil prices, international commodity prices decreased. If international commodity decline, the Latin American economy could be adversely affected.

These circumstances would have a negative impact on the levels of government revenues, available foreign exchange and Latin American governments’ ability to service their sovereign debt, and could either generate recessionary or inflationary pressures, depending on Latin American governments’ reaction. Either of these results would adversely impact Latin America’s economic growth and, therefore, our financial condition and results of operations.

Latin America continues to face considerable economic uncertainty.

A major portion of our operations and/or development activities are based in Latin America. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Latin America.

In Argentina, the fluctuation in currency exchange rates, the gap between the official and alternative exchange rates, and high inflation, along with the measures attempting to control inflation adopted by the Argentine government, caused a deepening recession (the GDP decreased 6.2% in 2018 and 1.7% in 2019), increasing unemployment and the failure of medium and small companies. In 2020, the Latin American general macroeconomic conditions were worsened with the irruption of COVID-19 (see “The effects of COVID-19 and certain measures adopted by governments to mitigate the effects of the pandemic are negatively affecting us, and we cannot accurately predict its ultimate impact on our results of operations”). In Argentina, the stay-home orders and businesses restrictions, along with the global recession contributed to deepening the recession further. According to INDEC, during the second quarter of 2020 the GDP dropped 19.1% interannual (what represents the highest drop of the GDP in Argentine history) with a peak of 16.2% in the second quarter, and as of July 2020 the economic activity dropped 13.2% interannual. All these circumstances also provoked a deep increase of poverty, which, according to INDEC, as of June 30, 2021 affected more than 40.6% of the population. In order to contain the escalade of the currency exchange rate, the Argentine Central Bank have been selling its reserves, which decreased from US$44.8 billion as of January 1, 2020 to US$ 42.9 billion as of September 30, 2021. In addition, the Argentine government financed all economic assistance in connection with COVID-19 with a heavy issuance of currency, which is also contributing to inflation, demand for U.S. dollars and devaluation of the Argentine peso.

In Brazil, the economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP decreased 3.3% in 2016, increased 1.3% in 2017, increased 1.3% in 2018, increased 1.1% in 2019 and decreased 4.1% in 2020 during the ongoing COVID-19 outbreak. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crisis have affected the confidence of investors and the general public. As a result, Brazil continues to face uncertainty related to the future developments in policies and whether and when such policies and regulations may be implemented.

If the Latin American governments do not adopt the correct measures and address the required structural changes the current economic conditions may be worsened, which could have an adverse effect on our financial condition and results of operations.

The Argentine government may order special protections for employees in the private sector.

Due to high levels of inflation, the Argentine government could order salary increases for employees in the private sector, as occurred in the past. Notwithstanding the above, no mandatory salary increase has been ordered by the Argentine government since January 2020.

On December 13, 2019, the Argentine government issued Decree No. 34/2019, which duplicated the amount of the statutory severance payments for dismissal without cause payable to employees hired before such date; but subject to a cap of AR$ 500,000. Decree No. 34/2019 is in force until December 31, 2021, although it might be extended.

Moreover, in Argentina dismissals without just cause and based on lack or reduction of work and/or force majeure have been forbidden since March 31, 2020 through December 31, 2021 (pursuant to Decree 413/2021). Such prohibition is not applicable to employees hired after December 13, 2019. However, mutual agreements of termination are fully valid (Section 241 Law No. 20,744) and such type of agreements entail no codified severance. Nevertheless, market practice shows that offers to obtain employees’ consent should be equal or better than statutory severance.

As per the current context, the prohibition on dismissals and duplication of severance could have an adverse effect on our costs though only upon a decision to reduce the workforce and/or upon constructive dismissal validated by a court or an agreement.

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

The Tax Reform created a presumption of income from Argentine source on the sale or disposition by Non-Argentine Residents of shares and participations (or rights to receive such shares or participations) in foreign entities whose underlying assets are fully or partially located in Argentina, as long as the following conditions are met:

●	At least thirty percent of the value of the shares, participations or rights of the foreign entity, at the time of sale or in any of the 12 previous months, derives from assets that the entity owns directly or indirectly in Argentina. For this purpose, such Argentine assets or rights will be valued at their fair market value and will include, among others, shares or other forms of ownership, control or participation in the profits of a company incorporated in Argentina; and

The securities or rights of the foreign entity being sold or disposed represent, at least, ten percent of the equity of that entity, at the time of their disposal or in any of the 12 previous months. For purposes of this calculation, ownership of related entities, spouses and other relatives must be considered jointly.

●	The relevant shares and participations in the foreign entity have been acquired on or after January 1, 2018.

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

The mechanism to comply with the payment of the Tax on the Indirect Sales depends on the tax residency of the buyer: (i) if the buyer or acquirer is an Argentine corporate entity (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) (“Argentine Entity”) or an Argentine resident individual (“Argentine Individual”), by the Argentine Entity or Argentine Individual who will act as withholding agent, (ii) if the buyer is not an Argentine Entity or and Argentine Individual, the tax has to be paid by the seller or transferor directly (through an international wire transfer or through its legal representative in Argentina, if any). There are specific rules if the non-Argentine resident is a resident in a non-cooperative jurisdiction or the funds invested proceed from a non-cooperative jurisdiction as defined in the Income Tax Law.

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

Argentine exchange controls and restrictions limitg access to the foreign exchange market (the “FX Market”) to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina.

The Argentine government has imposed strict exchange controls and transfer restrictions, substantially limiting the ability of legal entities and individuals to obtain foreign currency or make certain payments or distributions out of Argentina. See “—Item10. Additional Information—D. Exchange Controls.”

On September 15, 2020, Communication “A” 7106 of the Argentine Central Bank restricted the access to the FX Market for the payment of principal under foreign financial debt with third parties (other than with international or multilateral credit organizations) in excess of US$1,000,000 per month in the aggregate with maturities between October 15, 2020 and March 31, 2021 (the “Temporal Scope”) to an amount equal to up to 40% of the amount originally due; and provided that the remaining unpaid principal balance is refinanced through a new foreign financial debt with an average life of at least two years (the “Refinancing Plan”).

On February 25, 2021, the Argentine Central Bank issued Communication “A” 7230, which modified certain aspects of Communication “A” 7106 and extended the Temporal Scope through December 31, 2021. The main provisions of Communication “A” 7230 included: (i) the increase in the amount allowed for access to the FX Market without filing a Refinancing Plan from U.S.$1,000,000 to U.S.$2,000,000; and (ii) expressly excluded from the obligation to furnish a Refinancing Plan with respect to debt refinancing closed during 2020 which allowed achieving the parameters established by Communication “A” 7106. For further information, see “—Item10. Additional Information—D. Exchange Controls.”

There is currently no access to the FX Market for the payment of principal under foreign financial debt with related parties until December 31, 2021.

In response to the reinstatement of the foreign exchange restrictions, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differs substantially from the official peso-U.S. dollar exchange rate, and the use of blue-chip swaps expanded which, are much more expensive than acquiring foreign currency through FX Market at the official exchange rate. See “—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates, including between the U.S. dollar and the Argentine peso.” Exchange controls have generally affected the level of international reserves deposited with the Argentine Central Bank, which decreased from US$44.8 billion as of January 1, 2020 to US$ 42.9 billion as of September 30, 2021.

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

Since September 2, 2019, the Argentine government has reinstated the mandatory repatriation into Argentina and the conversion into pesos through the FX Market of the proceeds from the collections of foreign currency outside of Argentina by Argentine residents in connection with exports of goods within certain specific dates. See “—Item10. Additional Information—D. Exchange Controls.”

Regardless of the applicable maximum terms described above, upon collection of the export receivables, the proceeds thereof are subject to the mandatory repatriation within the five consecutive days computed from the date of payment or collection.

In addition, the Argentine government also reinstated the mandatory repatriation into Argentina and the conversion into pesos through the FX Market of the receivables for export of services within five consecutive days computed from the date they are received.

The reinstatement of the repatriation of export of goods and services receivables and the additional restrictions imposed on the access to the FX Market could have a material adverse effect on our business, results of operations and financial condition.

Changes in Argentine tax laws may adversely affect the results of our operations, financial condition and cash flows.

On December 29, 2017, the Argentine government enacted Law No. 27,430 (the “Tax Reform”), which reduced the corporate income tax rate from 35% to 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after

January 1, 2020. Additionally, the distribution of dividends is subject to income tax withholding of 7% tax rate if the distributed profits derive from the fiscal years beginning on or after January 1, 2018 or 13% tax rate if the distributed profits derive from fiscal years beginning on or after January 1, 2020. The 13% domestic rate may be reduced by application of tax treaties signed by Argentina. However, on December 23, 2019, the Solidarity Law suspended the reduction of the corporate tax rate for Argentine Entities to 25% (with dividends being taxed at 13%) and established that 30% rate (with dividends being taxed at 7%) remains applicable until fiscal years initiated until January 1, 2021. Consequently, the effectiveness of the 25% and 13% tax rates has been delayed until tax years commencing after January 1, 2021.

Law No. 27,630 amends the Argentine Income Tax Law and replaces the fixed rate paid by Argentine companies on their corporate income from 30% to a progressive rate ranging from 25% to 35%. Depending on net incomes, companies will now have to pay a fixed amount and a progressive rate over the surplus of the minimum base rate in their category. Such income amounts will be adjusted once a year starting January 1, 2022. To that effect, the annual variation of the CPI stipulated by the INDEC will be computed.

The applicable rate over dividends paid to shareholders, whether they are individuals or undivided estates residing in Argentina or non-Argentine residents, will continue to be 7% in all cases, regardless of the tax rate paid by the company at the corporate level.

The Solidarity Law also introduced amendments to the excise tax on certain goods, tax on debits and credits in local bank accounts and social security rules. It also established a new tax on certain purchases of foreign currency by Argentine residents, a new tax debt settlement plan for certain taxpayers, and established new rates on exports of goods and services.

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

We cannot assure that the Argentine government or any of its political divisions will not adopt additional changes and reforms in tax matters, nor that these reforms and those that may be adopted in the future will not adversely affect our business, results of operations or financial condition; or our Non-Argentine Residents affiliates or subsidiaries in connection with their holding of shares and equity in Argentine companies.

Risks Related to Our Securities

Our share repurchase program may reduce liquidity.

On May 6, 2020, our Board of Directors approved a program to repurchase our own securities. As described in Item 10 of this report, we may repurchase up to US$5,000,000 to enhance the allocation of capital to certain equity-finance obligations (the “Buy-Back Program”). As of June 30, 2021, we acquired 464,455 ordinary shares under the Buy-Back Program. Future purchases, if any, would be funded from our cash balances and could reduce our financial liquidity and indirectly add to our indebtedness, as well as reduce liquidity of our ordinary shares.

There can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Global Select Market.

Our ordinary shares are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”). Our continued eligibility for listing may depend on, among other things, the amount of “public float” (equity held by non-affiliates). If Nasdaq delists BIOX shares from trading on its exchange for failure to meet the listing standards, BIOX shareholders could face significant material adverse consequences including:

●	a limited availability of market quotations for BIOX’s securities;
●	reduced liquidity and in ability to sell BIOX’s securities;

●	a determination that BIOX shares is a “penny stock” which will require brokers trading in BIOX share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for BIOX’s securities;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our ordinary shares are listed on Nasdaq or another national securities exchange, they are covered securities. If our securities were no longer listed on Nasdaq, they would not be covered securities and we would be subject to regulation in each state in which we offer securities.

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

On March 6, 2020, we issued $42.5 million secured convertible notes (the “Notes”) in a private placement led by Boston-based Solel Partners LP. The Notes will mature on March 6, 2023 unless earlier converted or repurchased. The conversion price of the Notes is $8.00 per share (the “Strike Price”). The Notes are convertible into cash, ordinary shares or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, we may elect to convert the Notes into ordinary shares through a mandatory conversion, provided that our free float exceeds $100 million and the share price has traded above the Strike Price for 10 consecutive days.

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

We are a “controlled company” as defined by of Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements.

Bioceres S.A. controls, directly or indirectly, a majority of the voting power of our outstanding shares. Under Nasdaq rules, a listed company of which more than 50.0% of the voting power for the appointment of directors is held by any person or group of persons acting together is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirement (i) that a majority of the board of directors consist of independent directors, as defined under the Nasdaq rules and (ii) to have a compensation committee and a nominating and governance committee, although we have established a compensation committee and a nominating and governance committee, the majority of which consists of independent directors. We have decided to be treated as a “controlled company” and, even though three members of our Board of Directors and a majority of the members of our compensation committee and our nominating and governance committee (that we chose to establish) consists of independent directors, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Bioceres S.A. controls us, and its interests may conflict with yours in the future.

Bioceres S.A. currently indirectly owns 57.4% of Bioceres Crop Solutions votes. As a result of this voting control, Bioceres S.A. will effectively be able to determine the outcome of all matters requiring shareholder approval, including, but not limited to, the appointment and removal of directors (subject to any contractual designation rights), as well as other matters of corporate or management policy (such as potential mergers or acquisitions, payment of dividends, asset sales, and amendments to organizational documents). This concentration of ownership may delay or deter possible changes in control and limit the liquidity of the trading market for BIOX shares, which may reduce the value of an investment such shares. This voting control could also deprive shareholders of an opportunity to receive a premium for their shares as part of a potential sale of Bioceres Crop Solutions. So long as Bioceres S.A. and its affiliates continue to own a significant amount of Bioceres Crop Solutions’ voting power, they may continue to be able to strongly influence or effectively control its decisions. The interests of Bioceres S.A. and its affiliates may not coincide with the interests of other holders of BIOX shares.

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

Factors affecting the trading price of our securities may include, among others:

●	actual or anticipated fluctuations in our interim financial results or the interim financial results of companies perceived to be similar to us;
●	changes in the market’s expectations about our operating results;
●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
●	speculation in the press or in the investment community;
●	success of competitors;
●	the operating results failing to meet the expectation of securities analysts or investors in a particular period;
●	changes in financial estimates and recommendations by securities analysts concerning our securities or the market in general;
●	operating and stock price performance of other companies that investors deem comparable to the Company;
●	our ability to market new and enhanced products on a timely basis;
●	changes in laws and regulations affecting our business;

●	commencement of, or involvement in, litigation involving us;
●	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;
●	the volume of our ordinary shares available for public sale;
●	any major change in our Board of Directors or management;
●	sales of substantial amounts of our ordinary shares by our directors, officers or significant shareholders or the perception that such sales could occur; and
●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to the Company could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

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

We have not paid any cash dividends on our ordinary shares to date. The payment of cash dividends on our ordinary shares in the future will be dependent upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our Board of Directors and shareholders may deem relevant. Our Board of Directors intends to retain the gain for the fiscal year ended June 30, 2021 and not distribute dividends due to certain financial commitments. Our Board of Directors does not anticipate declaring any dividends on our ordinary shares in the foreseeable future. As a result, any gain you will realize on our ordinary shares will result solely from the appreciation of such shares.

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

General Overview

We are a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To achieve this, we create economic incentives for growers and other stakeholders to adopt environmentally friendly production practices. We have a unique biotech platform with high-impact, licensed and patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Along with our licensed HB4® – drought tolerant seed technology program, we also bring digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. See “—B. Business Overview—Our Business Model”. We are a global company, as our agricultural inputs are marketed across more than 39 countries, primarily those in South America and we are well positioned with geographic exposure to the global soybean and wheat production footprint.

As of June 30, 2021, we owned or licensed 456 registered products and, either exclusively or non-exclusively, 252 patents and patent applications. In some instances, our licenses are limited in terms of duration, geography and/or field of use. Our pipeline of products includes micro-beaded fertilizers, inoculants, adjuvants, pest control molecules, seed germplasm, traits and ready-to-use seed pack solutions. In the year ended June 30, 2021, we distributed over 17.8 million doses of inoculants and integrated packs, 7.3 million liters of adjuvants and 19.2 tons of high-value micro-beaded fertilizers, representing approximately 50 million hectares, as well as other agricultural inputs. We distributed our products across more than 39 countries, including Argentina, Brazil, Paraguay, Uruguay, the United States, France and South Africa. Our total revenue and Adjusted EBITDA for the year ended June 30, 2021 totaled US$209.5 million and US$48.3 million, respectively. Adjusted EBITDA is a non-IFRS financial measure. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” for information regarding our use of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

We sell our products through eight international subsidiaries and a 177-person sales and marketing team, and enjoy exceptional access to the end-user grower as a result of: (i) our strategic alliances with global agriculture leaders, such as Syngenta, Valent Biosciences, Corteva, Don Mario, TMG, Indigo and our joint ventures with De Sangosse and Florimond Deprez; (ii) the shareholders of our Parent, who collectively control significant agricultural land in South America; and (iii) our longstanding relationships with more than 600 dealers and distributors. Our customers include global blue-chip companies and industry leaders, large distributors, co-ops and dealers, as well as individual growers.

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

On March 14, 2019, Union completed the previously announced business combination pursuant to the Exchange Agreement and, prior to that date, the Reorganization also took place. In addition, concurrently with the completion of the business combination on March 14, 2019, the Rizobacter Call Option was exercised, pursuant to which the total indirect ownership of RASA Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. As a result of the business combination and the other transactions contemplated by the Exchange Agreement, as well as the Reorganization and the exercise of the Rizobacter Call Option, Union became the holding company of BCS Holding, its subsidiaries and Bioceres Semillas. Upon the consummation of the business combination, Union changed its name to Bioceres Crop Solutions Corp, and our ordinary shares and public warrants started trading on the NYSE American.

On July 27, 2020, we filed a Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO with the SEC, pursuant to which the Company offered to exchange any and all of its 24,200,000 outstanding warrants (the “Warrants”) for either 0.12 ordinary shares or $0.45 in cash, at the election of the holder (the “Offer to Exchange”). A minimum participation of 51% of the Warrants was required as a condition to the Offer to Exchange, in order to amend the Warrant Agreement governing the Warrants to allow BIOX to subsequently redeem all Warrants not tendered or exchanged pursuant to the Offer to Exchange. We successfully and cost-effectively removed all 24.2 million outstanding Warrants from our capital structure, with 90% of holders electing to tender their warrants and 99% of these holders choosing to receive our shares in exchange. Following completion of the Offer to Exchange, BIOX implemented the amendment to the Warrant Agreement and redeemed the remaining Warrants, thereby retiring all of its Warrants.

On November 12, 2020, we acquired from Arcadia Biosciences the remaining HB4 Soy ownership interest in Verdeca LLC, aiming to accelerate the breeding and the go-to market strategies. Complete ownership will enable us to capture more of the underlying economic value generated by this technology. As part of this transaction, we gained full access and control of Verdeca´s vetted soybean library of gene-edited materials used to develop new quality and productivity, as well as exclusive rights to all Arcadia technologies that are applicable to soybean. In addition, through this transaction, we have also acquired rights to Arcadia’s quality wheat traits and the related Good Wheat™ brand for Latin America and other GLA non-core assets. In consideration for the acquisition, we paid Arcadia $5 million in cash and $15 million in equity consisting of 1,875,000 of our common shares, as well as $1 million in reimbursement costs associated with the transaction. In addition, we will pay Arcadia (i) $2 million upon obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares, and (ii) royalty payments equivalent to (a) 6% of the net HB4 Soy technology revenues realized by Verdeca, capped at $10 million aggregate amount, and (b) 25% of the net wheat technology revenues resulting from the in-licensed materials.

On April 26, 2021, we voluntarily transferred our stock exchange listing from the NYSE American to The Nasdaq Global Select Market. This new listing enhances the company’s visibility as an Ag-Tech company focused on sustainable solutions.

After the fiscal year ended June 30, 2021, following the aforementioned transactions, our outstanding ordinary shares equal 41.1 million.

Taking into consideration our acquisition of Rizobacter, a global leader in biological products and a pioneer in liquid inoculants, high-tech adjuvants and specialty fertilizers, we have a combined experience of 44 years introducing top-tier technologies into the global agriculture market. Our parent company, Bioceres S.A. (the “Parent”), was founded in 2001 by a leading group of growers in Argentina to address the demand for higher crop yield and productivity in a sustainable and environmentally conscious way. Since our founding, we have developed one of the leading fully integrated biotechnology platforms of its kind to source, validate, develop and commercialize agricultural technologies and products. We have developed a unique biotech platform focused on raising crop yields and reducing the carbon footprint of the agriculture industry and have strategically targeted some of the most globally prolific crops, namely soy, wheat, alfalfa and corn, in the largest agricultural geographies on a global scale.

In order to bring our products to market in an efficient and cost-effective manner, we have established multiple joint ventures, formed non-joint venture collaborations and created and acquired multiple companies. Our joint ventures include partnerships with important industry participants, such as Florimond Desprez, De Sangosse and Moolec Science Ltd. Some of our non-joint venture collaborations include those with Corteva, Momentive and Syngenta, Don Mario, TMG, Momentive, among others.

The graph below sets forth our history and track record of innovation through joint ventures and acquisitions:

Note:

(1)	Bioceres, through its subsidiary RASA Holding LLC, exercised the Rizobacter Call Option for additional 29.99% of common stock of Rizobacter upon the completion of the business combination.

B.Business Overview

Our Operational and Organizational Structure

Our principal executive offices are located in Rosario, Santa Fe, Argentina. Our main manufacturing and distribution facilities are located in Pergamino, Argentina. Our manufacturing facilities include a formulation plant for adjuvants with an annual capacity of approximately 2.1 million-gallon, a production facility of liquid inoculants with an annual capacity of 6.6 million gallons, a formulation plant for insecticides and fungicides with a production capacity of 0.5 million gallons per year, a micro-beaded fertilizer facility with a production capacity of 50,000 tons per year, as well as over 375,000 square feet of warehouse space for packaging and logistics. We test and conduct field trials of our key technologies at our main field station, which also has processing capabilities for foundation seed.

We also operate facilities in Brazil and have sales offices or representatives in eight countries. We are a light fixed asset company, well invested and with spare capacity to further strengthen our dominant position in Argentina and continue to expand internationally. As of June 30, 2021, we had 497 full-time employees.

The following table identifies our main subsidiaries and affiliates as of the date of this report:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest
BCS Holding Inc.	USA	100%	100%
Rasa Holding LLC	USA	100%	100%
Bioceres Semillas S.A.U	Argentina	100%	100%
Bioceres Crops S.A. .(1)	Argentina	90%	90%
Verdeca LLC	USA	100%	100%
Rizobacter Argentina S.A.	Argentina	80%	80%
Rizobacter do Brasil Ltda.(1)	Brazil	80%	80%
Rizobacter del Paraguay S.A.(1)	Paraguay	80%	80%
Rizobacter Uruguay (1)	Uruguay	80%	80%
Rizobacter South Africa (1)	South Africa	76%	76%
Comer. Agrop. Rizobacter de Bolivia S.A.(1)	Bolivia	80%	80%
Rizobacter USA, LLC (1)	United States	80%	80%
Rizobacter Colombia SAS (1)	Colombia	80%	80%
Rizobacter France SAS (1)	France	80%	80%
Synertech Industrias S.A. (1)	Argentina	40%	40%
Trigall Genetics S.A.	Uruguay	50%	50%
Indrasa S.A. (1)	Argentina	28%	28%
Biotransgen S.R.L	Argentina	49%	49%
Moolec Science Limited	UK	6%	6%
Insumos Agroquímicos S.A.	Argentina	61.32%	61.22%
Bioceres Crops do Brasil Ltda.	Brazil	100%	100%

Note:—

(1)	Calculated considering the indirect interests held through Rizobacter. The indirect equity interest participation included in this table is 80% of the direct equity interest participation that Rasa Holding LLC owns in each entity.

Our Product Development Pipeline

We have structured our pipeline to launch new products into three main phases: Technology Sourcing, Product Development Partnering, and Production and Market Access. See “—Our Business Model.”

Joint Ventures and Key Collaborators

Some of our main projects are conducted through joint ventures and key collaborations. The form of the collaborations depends on the nature and stage of development of the particular product candidate. We participate in joint ventures to develop certain technologies and to maintain a diversified product pipeline. When a joint venture successfully develops a product, we integrate such product into our commercial offering and/or license the technology to third-party channels through a joint-venture vehicle. We engage in non-joint venture collaborations to develop a single or otherwise limited product opportunity. We generate revenue from our non-joint venture collaborations primarily by licensing our technology for inclusion in end-products, or for the use of our technologies in industrial processes. Finally, we have relationships with third parties who have product development capabilities and/or market presence outside of our core geographies or crops, to whom we license our technologies. For our corporate chart, see “—Our Operational and Organizational Structure.”

Joint Ventures and Unconsolidated Entities

Trigall Genetics S.A.

In December 2013, we formed a joint venture in Uruguay with Florimond Desprez. The resulting joint venture, Trigall Genetics, in which we have a 50% equity interest, is engaged in the development and deregulation of conventional and GM wheat varieties in Latin America. The first products in the Trigall Genetics pipeline are conventional wheat varieties that will be sold through Bioceres Semillas, as well as through other Trigall Genetics licensees. Our first biotech trait is our HB4 technology. During the fiscal quarter ended September 30, 2020, Argentina’s Ministry of Agriculture granted approval of the Company’s HB4 wheat technology for growth, feed and food, contingent upon receipt of import approval in Brazil. Regulatory processes for HB4 wheat also continue to advance in the United States, Uruguay, Paraguay, Chile, Colombia, Brazil, Indonesia, Australia, New Zealand and South Africa.

Synertech Industrias S.A.

Synertech, acquired as part of the Rizobacter Acquisition in 2016, was formed by Rizobacter in partnership with De Sangosse for the production and commercialization of micro-beaded fertilizers. Rizobacter, together with De Sangosse, operates its own production plant for Synertech in Pergamino with a production capacity of 50,000 tons of micro-beaded fertilizers annually.

Moolec Science Ltd.

On March 16, 2021, we acquired a 6% ownership interest in Moolec Science Ltd., a molecular farming company pursuing a hybrid concept between plant and cell-based technologies for the production of animal-free food solutions. In consideration for the acquisition, we transferred to Moolec the license to use and commercialize GLA/ARA safflower patents.

Non-Joint Venture Collaborations

We principally engage in strategic non-joint venture collaborations for product development or with academic entities and internationally recognized research institutions with whom we collaborate in pre-competitive technology sourcing and early-stage research. We pay a percentage of profits to our non-joint venture collaborators according to the stage of development of the technology. In earlier stages, during which our R&D costs are relatively low, we pay a comparatively higher percentage of profits, while in later stages of development, during which our costs are relatively high, we pay a comparatively lower percentage of profits. Our collaborations that focus on product development are primarily driven by our commercial interest in a particular product that we hope to research and develop on a preliminary basis before including it in our product pipeline.

Rizobacter has a strategic alliance with Syngenta, one of the leading global companies in the research, development and marketing and sales of seed treatment products and solutions. Syngenta placed their Seed Care Institute in Rizobacter’s principal facility located in Pergamino for the research, development and marketing of Syngenta’s seed treatment products and solutions in Argentina, including Maxim Integral, Maxim Evolution, Suren Plus, Rizopack® 420 Hc, Ekey Top, Funcion Pack and Cruiser Pack. We also purchase from Syngenta seed treatment products including Maxim XL, Maxim Integral, Maxim Evolution, Suren Plus, Compinche, Compinche SX, Tenacius, Tenacius SX, among others. The synergy of the product portfolio produced by both companies allows us to combine the most advanced technologies with a highly efficient service for agriculture producers around the world.

Rizobacter also engages in a strategic partnership with Momentive for the distribution and commercialization of Momentive’s well-known silicone spray adjuvant, Silwet, in Argentina, Brazil, Bolivia, Uruguay, Mexico and Paraguay. Rizobacter additionally partners with Valent Biosciences, a global leader in developing, registering, manufacturing and commercializing biorational products in the areas of public health, forestry, crop protection, plant health, plant growth regulation and post-harvest treatments, focusing on the development, marketing and distribution of next generation inoculant technologies and products in the United States, Argentina, Canada, Mexico and Brazil. Our strategic relationship with Momentive has allowed us to jointly develop the latest generation of agricultural adjuvants and to learn about technologies that add efficiency to agricultural applications. Rizobacter also has exclusive distribution of the Silwet Adjuvant in Argentina, Paraguay, Uruguay, Bolivia and Brazil.

Following our strategic commercial expansion in 2019 and 2020, Rizobacter entered into material distribution agreements with Microbial Biological Fertilizer International PYD LTD (MBFI) for the distribution of several products within Rizobacter´s portfolio in South Africa, and with De Sangosse for the distribution of Rizobacter RIZOLIQ and SIGNUM products in certain European countries.

In addition, Rizobacter entered into an agreement with BIOWISH for the exclusive distribution of certain BIOWISH´s biostimulant products in Latin America, complementing its Crop Nutrition segment with foliar fertilizers.

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

On February 2, 2021, Bioceres Crop Solutions Corp. and Nature Source Improved Plants (“NSIP”) entered into a research and service agreement to design and establish a fast-paced HB4® soybean breeding program in the United States, utilizing NSIP’s advanced analytics and comprehensive suite of predictive breeding technologies and expertise. NSIP is an advanced optimization analytics company dedicated to the genetic improvement and breeding of high-performing plant materials for agriculture.

Our Parent’s collaboration agreements that focus on technology sourcing are primarily driven by our ability to accelerate, in a capital-efficient manner, the development of promising technologies discovered by internationally recognized scientific groups or institutions. Examples of our Parent’s most important collaborations of this nature include CONICET and the National University of the Litoral in the creation of seed traits with a focus on transcription factors for the development of drought-tolerant transgenic plants, including the grant to us of partial ownership of the HB4 patent families, and the University of Illinois in accessing herbicide tolerance technology for use in the fields of soybeans and alfalfa.

Third-Party Channels

We license our technologies to third parties which have product development capabilities or a market presence outside of our core geographic areas and with which we have developed and maintain strong relationships. For example, through Verdeca, we entered into a series of agreements with GDM Seeds (Grupo Don Mario) for the licensing of our biotechnology related to soy and have granted various licenses to TMG for our biotechnology related to soy for sale in Brazil, Paraguay and Uruguay.

Additionally, we celebrated various distribution agreements to market and distribute our products, including Breet Young in the United States and Canada, MBFI in South Africa, Serbios in Italy and East Europe, De Sangosse in France, and Syngenta in Russia and Ukraine. We also celebrated various agreements to distribute third party products of key suppliers, including Syngenta, De Sangosse, Citozyme, Summit Agro and Marrone, among others.

Significant Transactions

In addition to the business combination, we have concluded the following three transactions that are of significance to our business model and growth trajectory:

Rizobacter Acquisition

On October 19, 2016, RASA Holding, our wholly owned subsidiary incorporated in Delaware, acquired 20,004,000 shares of Rizobacter, an Argentine company located in Pergamino, Province of Buenos Aires, representing 50.01% of the outstanding capital stock (the “Rizobacter Acquisition”). The total purchase price was US$57.3 million. In addition, a contingent payment of US$17.3 million may be payable by the Parent to certain of the selling shareholders of Rizobacter subject to precautionary measures and related ongoing litigation. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—Contingent Fee Payment of US$17.3 Million Related to Precautionary Measure (Medidas Cautelares) in Connection with the Rizobacter Acquisition.” The acquisition of Rizobacter was approved by the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia or CNDC) on August 25, 2017.

On October 22, 2018, RASA Holdings, our wholly owned subsidiary, entered into the Rizobacter Call Option Agreement. On March 14, 2019, we exercised the Rizobacter Call Option to acquire an additional 29.99% of the capital stock of Rizobacter, thereby becoming owners of 80% of the capital stock of Rizobacter.

With 44 years of history, Rizobacter, which we acquired in 2016, has developed a leading global position in biological products and a leading ag-input channel for high-value products. Prior to the Rizobacter Acquisition, we developed a partnership relationship with Rizobacter through jointly owned Bioceres Crops S.A. (formerly Semya), a product development initiative focused on identifying customized seed treatments for our Integrated Seed products. The Rizobacter Acquisition has allowed us to combine Rizobacter’s experience in microbials with our pre-existing pipeline of germplasm and trait assets and places us in a unique position in biological assets for key row crops, which represent one of the most difficult sets of assets to develop within the ag-input value chain, resulting in one of the highest-value segments within the sector. Rizobacter also provides a unique platform that facilitates the commercial launch of new products and the continued development of our pipeline of innovations.

Monsanto-Led Investment

In April 2016, our Parent entered into a convertible loan agreement with Monsanto (through Monsanto Argentina, S.R.L.) and BAF, as a financial investor, pursuant to which promissory notes were issued granting Monsanto and BAF participation rights to subscribe to a total nominal value of US$17.55 million of our Parent’s shares in a future qualified or non-qualified financing, and received US$15 million net proceeds, after applying a 17% subscription discount. In March 2018, a total of 2,218,710 ordinary shares of our Parent were issued to Monsanto and BAF, which terminated and released all of our debt obligations under the convertible loan agreement, as well as the related promissory notes and participation rights agreements.

Verdeca acquisition

In February 2012, we signed a joint venture agreement with Arcadia Biosciences. The resulting joint venture, Verdeca, in which we held a 50% equity interest, is engaged in the development and deregulation of soybean traits.

Our joint venture agreement provides for each of the partners the right to license or sublicense their trait technologies to Verdeca for use in soybeans. Accordingly, our Parent has agreed to grant an exclusive, worldwide, sublicensable license to Verdeca for our Parent’s HB4 technologies for use in soybeans. The first product in the Verdeca pipeline is our Parent’s HB4 trait.

In April 2015, Verdeca entered into an agreement with Dow AgroSciences to develop and commercialize innovative soybeans traits.

On November 12, 2020 we acquired from Arcadia Biosciences the remaining ownership interest in Verdeca.

Verdeca also entered into a series of agreements with GDM Seeds (Grupo Don Mario) for the HB4 technology licensing followed by a recent collaboration agreement which expanded to North America with focus on the Dakotas and Minnesota, targeting approximately 10 million hectares highly prone to water deficits. The North America agreement contemplates a joint product development and commercialization program, focusing on maturity groups II and below. This agreement complements on-going collaboration efforts with TMG in Latin America, for maturity groups VI and above, which, together with Bioceres’ on-going programs, provide the full scope of maturities utilized for soy production around the globe. GDM is a global leader on soybean genetics with a growing presence in the United States. TMG is one of Brazil’s leading soybean players.

Our Business Model

Our business model is driven by three key pillars: technology sourcing, product development partnering and production and market access.

Technology Sourcing

The technology sourcing stage of our business model involves identifying and collaborating with leading academic and independent research institutions at the early stages of technology development. We have also developed a well-established R&D team with in-house laboratories and pilot scale capabilities that continuously innovates in the field of biological-based products.

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

We also entered into R&D services agreement with INDEAR, our Parent co-owner technology sourcing subsidiary and product development subsidiary, for any technology INDEAR develops or sources concerning crop productivity. INDEAR searches for collaborators who are pursuing innovative technological concepts that are consistent with our business strategy and have generated promising preliminary evidence but have yet to be validated for their intended purposes. In these collaborations, INDEAR employs its advanced biotechnology capabilities and specialized expertise to leverage the technology discovery process already undertaken. These technology sourcing activities are financed mainly through public grants and other capital efficient sources meant to limit financial exposure.

Product Development Partnering

The product development partnering stage of our business model involves identifying and collaborating with strategic partners and creating joint ventures to develop and bring products to market. We have created an extensive network of regional and international relationships in the agricultural sector, from which we source partners for our product development initiatives. In selecting a partner, we look for internationally recognized entities that can provide complementary funding, technology, sourcing, product development capabilities, intellectual property and market access. For more detail about the “proof of concept phase,” see “—The Technology Sourcing and Product Development Timeline and Process.”

Production and Market Access

The production and market access stage of our business model focuses on leveraging our shareholder base and proprietary sales channels to access and establish multiple pathways to markets and maximize market reach, and to develop innovative technologies. Once a technology obtains the required regulatory approvals, we, our joint ventures, or our technology licensees commercialize products that employ such technology and sell them to global end-users through our shareholder base and proprietary sales channels. We also complement our direct sales efforts by licensing our technologies to other companies for inclusion in their products or production systems. This complementary approach seeks to widen the presence of our technologies in the global agriculture market and increase our revenues.

The Technology Sourcing and Product Development Timeline and Process

The technology sourcing and product development process for our products and technology, generally include the following phases: discovery, proof of concept, early development, advanced development, pre-launch and product launch.

The development and integration of technologies into products that can be commercialized is a lengthy process, which varies depending on the complexity of the technology being developed and the type of crop involved. Furthermore, the length of the technology development process impacts the uncertainty of successful product development outcomes. For example, during the technology sourcing and product development process, a technology may fail to address the performance criteria required to advance to later development stages or the development of a certain technology may be affected by changes in the competitive landscape.

The below chart sets forth an annual estimated timeline for the development of biotechnology traits (GM and Non-GM) and biological-based products, based on the phases described above:

The estimated timelines of phase duration are based on our experience and estimates. The phases may overlap during the product development cycle and the total development time for a particular product may be longer or shorter than the duration presented above, depending on a range of factors including the type of crop and trait involved and the resources available or devoted to our development of the product. For example, although the process for developing seed traits or biological seed treatments is relatively similar, the two differ significantly in terms of development timelines. Obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for biological seed treatments.

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

The goal of the proof of concept (PoC) phase is to validate a technology within the targeted organism before moving forward with technology scaling-up activities or extensive field validation, which minimizes the risk of investment in technologies that may not prove viable. The PoC phase is typically conducted by us as part of our research collaboration with relevant groups and represents the last phase of our technology sourcing collaborations. We and our Parent generally file for intellectual property protection at this stage. See “—Intellectual Property.” In our experience, the PoC phase typically lasts 36 months, although it may range from as few as six months for a microbial solution to as many as five years for plant GM traits.

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

At the end of the early development phase and before initiating the most capital-intensive stages of product development, we typically identify strategic partners for further development of our technologies. For collaborations involving multiple technologies within a pipeline, we often create new entities or joint ventures with our strategic partners. Examples of such joint ventures are Trigall Genetics and Synertech, dedicated to wheat technologies and micro-beaded fertilizers, respectively. Single or limited product development collaborations are often structured using framework agreements.

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

The advanced development phase typically lasts about 24 months, with some projects requiring substantial regulatory data taking from three to five years.

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

Crop Protection

Our key crop protection products include high-tech adjuvants and a full range of pest control molecules and biocontrol products.

Adjuvants

Adjuvants increase application effectiveness and target covering of the pest control molecules. Adjuvants are used in tank mixes to facilitate the application and effectiveness of active ingredients, such as insecticides, leading to better performance, reduced rates and lower residue levels. We distribute Silwet, a well-known high-end silicone-based adjuvant, and are currently developing microbially-enhanced adjuvants in partnership with other companies.

Insecticides and Fungicides

We offer a full range of pest control molecules tailored for specific crops. In partnership with Syngenta, we are in the process of formulating and commercializing new stand-alone seed treatments, including fungicides and insecticides, that reduce disease and pest pressure during crop establishment. Furthermore, we are pursuing the development and commercialization of health and nutrition microorganisms, including biological fungicides formulated as seed treatments that control and restrict the growth of pathogenic agents in wheat and barley.

Seed and Integrated Products

The key products of this segment include seed traits, germplasms and seed treatment packs for healthier and higher yielding crops.

Seed Traits

Our seed trait effort is primarily focused on improving plant yields by increasing plant tolerance to abiotic stress, such as drought or soil salinity. This effort is also enhanced by a secondary focus on crop protection and quality traits. We gain access to these technologies through our Parent’s collaboration with the original developers of the technologies or by co-developing new events with our partners. Our most advanced technology in the seed trait area, HB4, helps increase yields by an average of 10% to 20% for soybean and wheat crops under various growing seasons and conditions, including sporadic drought episodes. HB4 is also able to provide higher yield without adversely impacting yields in optimal growing conditions, which is a distinct and important factor compared to other stress tolerance technologies. HB4 has been approved for use in nearly 85% of the world’s total soybean acreage, including in Argentina, Brazil, Paraguay, the U.S. and Canada, with regulatory submissions currently under review in China, Bolivia, Uruguay, E.U., Malaysia and India. In 2020, Argentina’s Ministry of Agriculture granted approval of the Company’s HB4 wheat technology for growth and consumption, contingent upon receipt of import approval in Brazil, which purchases slightly more than 85% of its wheat from Argentina. Argentina is Latin America’s largest wheat producer and the world’s first country to adopt HB4 drought tolerance technology for this staple crop. Submissions for approval for use of HB4 in wheat production have been initiated in Brazil, Uruguay, Paraguay, Chile, Colombia, Indonesia, Australia, New Zealand, South Africa and the U.S.

The charts below show the results of field trials for HB4 wheat and HB4 soybean across varying yield environments.

HB4® Technology Performance

Results of field trials carried out in different environments. The values correspond to a total of 49 trials for soybean and 36 trials for wheat, conducted between 2009 and 2019

HB4® Soybean

+ 10.1 %
+ 4.3 %
+ 1.4 %
Difference in performance with respect to the control (%)
<2.5
2.5-3.5
>3.5
Environment productivity (tn/ha)

HB4® Wheat

+ 19.5 %
+ 9.8 %
+ 0.3 %
Difference in performance with respect to the control (%)
<2.0
2.0-5.0
>5.0
Environment productivity (tn/ha)

Other Traits

Biotech traits are positioned as core assets in our product development efforts. Our soybean trait portfolio includes abiotic stress tolerance, new crop protection platforms for weeds and insects, improved oil profile and nutrient use efficiency among others. For wheat, besides the HB4 technology, we have developed several traits oriented to consumers’ demand, focused on reducing gluten content, resistant starch varieties with lower glycemic index and flour with increased shelf-life.

Germplasms

We currently breed germplasms for soybean and wheat, and plan to advance our elite germplasms by delivering these technologies using proprietary channels. Our soybean breeding program, operated through Bioceres Semillas, produces varieties that are registered or are in the process of being registered in Argentina, Uruguay, Paraguay, and South Africa. Our wheat breeding program is operated through our joint venture, Trigall Genetics, which has exclusive rights to the breeding program of Florimond Desprez, a global leader in wheat genetics.

Seed Treatment Packs

Seed treatment packs comprise high value-added products, produced and commercialized by our subsidiary Rizobacter in partnership with Syngenta Seedcare, which are our flagship soybean products comprising proprietary inoculants and fungicides. We also offer certain customized variations for peanuts, beans and chickpeas. In addition, we are pursuing the development of next-generation biologicals, particularly for seed treatments tailored for specific germplasms, seed traits and environment combinations.

Crop Nutrition

Our main crop nutrition products include inoculants, biofertilizers and micro-beaded fertilizers.

Inoculants

Inoculants are biological fertilizers, broadly using nitrogen-fixing bacteria, which promote growth of leguminous crops such as soybeans and alfalfa. We hold a leadership position in sales of soybean inoculants, with approximately 23% global market share as of June 30, 2021, based on our internal data. We are currently developing our next generation of inoculants, including Bioinductor 2.0 and Extended-Shelf-Life products for professional seed treatment businesses. Additionally, we are developing new biofertilizers, such as plant-growth promoting rizobacteria, for wheat, corn, chickpeas and peas.

Micro-beaded Fertilizers

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

The following table sets forth the key products, growth drivers, revenue and gross profit, key markets and selected commercial partners for each of our segments:

Total Revenue and
			Gross Margin	Selected
			(Year Ended	Commercial
	Key Products	Growth Drivers	June 30, 2021)	Partners
Crop Protection	Adjuvants Pest control molecules	Adjuvant expansion in Brazil and Paraguay. Manufacturing capabilities + Registration approvals	US$114.1 million 34% Gross Margin	Momentive Syngenta

Seed & Integrated Product	Seed treatment packs Seed germoplasm	HB4 Wheat HB4 Soy	US$34.8 million 63% Gross Margin	Don Mario Dow Agrosciences Syngenta TMG

Crop Nutrition	Micro-bead fertilizers Inoculants	Ramp-up of installed 50kt micro-beaded fertilizer plant.	US$60.6 million 50% Gross Margin	De Sangosse Syngenta Valent BioSciences

Note: Gross margin is calculated as total revenue minus cost of sales, divided by total revenue.

Sales and Marketing

Our business model is based on a multi-channel sales structure of (1) direct sales to distributors and end-users via our proprietary sales channels, and (2) non-exclusive licensing of commercial technology to third parties directly or via our joint ventures for incorporation into non-proprietary products.

Rizobacter

Rizobacter commercializes its products with more than 600 distributors and retailers around the world, including Argentina, Brazil, Paraguay, Uruguay, Bolivia, Colombia, USA (Canada and Mexico), Europe (Austria, France, Germany, Italy, Ukraine, among others) and South Africa (Kenya, Nigeria, Ghana, among others). Rizobacter is positioned as a South American leader for certain products, such as soybean inoculants and packs, adjuvants, and pest baits where it accounts for 28%, 29% and 52% of Argentina’s market for each of these product categories, respectively.

As of June 30, 2021, international sales accounted for 24% of our total sales, as the Company continued to effectively execute its international expansion strategy. In addition to distribution network sales, Rizobacter directly caters to other businesses, particularly large end-users, which include growers or seed companies that use Rizobacter products in professional seed treatment products or for other needs. As of June 30, 2021, sales made directly to large end-users accounted for 17% of our total sales.

Bioceres Semillas

Bioceres Semillas is our proprietary commercial channel for seeds, including leading wheat and soybean varieties, selling to a number of distributors and end-users under the Bioceres Semillas brand. Since 2017, Bioceres Semillas has been operated by Rizobacter. This proprietary channel also serves as a competitive driver for third-party non-exclusive licensees of our technology in order to seek a rapid path to market.

Synertech Industrias

Synertech is focused exclusively on the production of micro-beaded fertilizers where their products are commercialized and distributed mainly by Rizobacter and its distribution channel locally and abroad, taking advantage of their extensive distribution capabilities. Synertech targets different geographies, at a global level, for product commercialization, including but not limited to major Latin American markets.

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

Third-party channels for commercialization and development of new soybean varieties across the Americas include TMG and GDM seeds.

Customers and Contracts

Below is a description of our principal customers and contracts across our main segments.

Seed and Integrated Products

In the year ended June 30, 2021, we sold our seed and integrated products to customers in Argentina, Uruguay, France and South Africa, among other countries. Our top five customers in our seed and integrated products segment represented 21% of our total revenue in this segment for the twelve-month period ended June 30, 2021.

Crop Protection

In the year ended June 30, 2021, sales from our crop protection segment were made to customers in Argentina, Brazil, Paraguay, among others. Our top five customers in our crop protection segment represented 19% of our total revenue in this segment for the year ended June 30, 2021.

Crop Nutrition

In the year ended June 30, 2021, sales from our crop nutrition segment were made in Argentina, Brazil, Paraguay, Bolivia, United States as well as other international markets. Our top five customers in our crop nutrition segment represented 16% of our total revenue in this segment for the year ended June 30, 2021.

Market Opportunity

Studies have reported that agriculture constitute one quarter of global greenhouse gas (GHG) emissions

However, a recent study by Nature Food reports that food systems contribute roughly one third of global emissions, significantly higher than other studies that put more narrowly agriculture’s emissions at roughly this one quarter of the global total. The study came to this conclusion by defining “food systems” with a broader view of food-related activities, encompassing its production, packaging, distribution, and other activities. Food’s carbon challenge is even bigger than previously realized when defined in this way.

More farmland is needed going forward to feed a growing population at the same time that crop yields are falling on existing farmland, due to climate change

The latest Intergovernmental Panel on Climate Change Report indicates with high confidence that “Climate change, including increases in frequency and intensity of extremes, has adversely impacted food security and terrestrial ecosystems, as well as contributed to the desertification and land degradation in many regions”. Concurrently, land use, including deforestation, agriculture and ruminant livestock, account for one quarter of anthropogenic GHG emissions. While climate change will have an impact on crop yields and nutritional value, decreased agricultural outputs will fail to meet food demand as the world’s population grows in the coming decades. Consequently, agriculture faces a major challenge: to enhance the resilience of global food systems and at the same time move towards carbon neutrality.

Most studies agree that the impact of climate change on crop yields will be negative from 2030 onwards, and nearly half of those predict yield reductions greater than 10% beyond 2050.

According to the World Resource Institute, the unprecedented challenge of preserving our global environment today means we can no longer afford to increase agriculture production at a cost to environmental stability. This scenario leaves humanity with essentially five avenues to reconcile agricultural productivity with environmental sustainability: (1) Reduce growth in demand for food and other agriculture products. (2) Increase food production without expanding agricultural land. (3) Increase fish supply. (4) Reduce GHG emissions from agricultural products. (5) Protect and restore natural ecosystems.

Agricultural GHG emissions (production + land-use change), Gt CO_2e/year (2050)
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
Reduce food loss and waste
Shift diets
Phase out crop-based biofuels
Achieve replacement-level fertility rates
Increase crop yields
Increase pasture productivity
Plant existing cropland more frequently
Improve wild fisheries management
Increase aquaculture productivity
Reduce enteric fermentation
Improve manure management
Increase nitrogen use efficiency
Improve rice management and breeds
Reduce energy emissions
Reduce emissions from manure left on pasture
Restore peatlands
80 Mha of reforestation
585 Mha of reforestation
2050 (Baseline)
Reduce growth in demand for food and other agricultural products
Increase food production without expanding agricultural land
Increase fish supply
Reduce GHG emissions from agricultural production
Protect and restore natural ecosystems
2050 (Target)

Note: Solid areas represent agricultural production emissions. Hatched areas represent emissions from land-use change.
Source: GlobAgri-WRR model.

WORLD RESOURCES INSTITUTE

Bioceres endeavors to lead the GM4GOOD movement. In the 1990s biotechnology was perceived as enabling chemical companies to sell more of the products they commercialized, glyphosate and glyphosate tolerant GMOs, this being perhaps the most emblematic example within this category. Today, genetic engineering, from genetic transformation to gene editing, can help us avoid the use of chemicals, achieve more climate resilient crops, and improve a number of different quality attributes important for human health and well-being.

Sustainability and Health as Trends in Consumer Behavior

Consumer collective consciousness is taking a key role in driving developments in favor of sustainable foods and can redefine the entire food system back to raw material origination.

According to thinkwithgoogle.com, 75% of the public agree that if we don’t change the way we live in the next 10 years, the state of the planet will put the survival of future generations in jeopardy, with climate change the second most concerning topic after health. During 2020 in the UK, the growth of Google searches showed that consumers have become increasingly more interested in sustainability issues: +92% carbon neutrality, +89% food waste, +60% recycling and plastics and +37% sustainable diets.

Consumer attitudes and behavior are increasingly shifting towards more sustainable lifestyles, with the expectation that brands “do good” also. In 2020, Whole Foods’ number one predicted trend was a focus on regenerative agriculture. Jeanette Mellinger, head of Uber Eats user research, reported that the food delivery service is experiencing an increase in socially conscious and health-conscious dining. The New York Times’ 2020 predictions included an increasing focus on the planet’s health, from vegan food to regenerative agriculture and packaging.

The rise of the eco-friendly food consciousness shows new generations most likely to be thinking about sustainability while shopping. In a recent Forbes report, “The State of Consumer Spending: Gen Z Shoppers Demand Sustainable Retail,” 62% of Generation Z prefers to buy from sustainable brands, similar to those of Millennials. 54% of Generation Z stated that they are willing to spend an incremental 10% or more on sustainable products, with 50% of Millennials reporting the same. This contrasts with 34% of Generation X and 23% of Baby Boomers. The trend indicates that the desire and willingness to spend on sustainability is increasing with each new generation.

Research from the New York University Center for Sustainable Business (CSB) reaffirms this generational shift. In a 2019 Fortune article, the CSB found that 50% of sales growth among consumer-packaged goods (CPG), from 2013 to 2018, came from sustainability-marketed products, despite representing under 17% of the market. CSB Director Tensie Whelan told Fortune, "Across virtually every category of consumer-packaged goods, sustainability is where the growth is, which I think tells you something about where consumers are... if you look at our data there is a massive shift in the last five years."

Thought leaders, investors and activists are converging on the agricultural element of climate change. Microsoft co-founder and philanthropist Bill Gates responded to questions about his farmland investments during an ‘Ask Me Anything’ (AMA) session on social media platform Reddit affirming that, “The agriculture sector is important. With more productive seeds we can avoid deforestation and help Africa deal with the climate difficulty they already face. It is unclear how cheap biofuels can be, but if they are cheap it can solve the aviation and truck emissions.” The film “We are ignoring natural climate solutions” from activist Greta Thunberg, a Gen Z influencer with more than 12 million followers on Instagram, emphasized the simple idea that nature must be used to repair a broken climate.

As consumers shift into new consumption habits, companies have speculated whether these changes would be sporadic and temporary, or permanent. According to PwC’s June 2021 Global Consumer Insights Pulse Survey, trends in consumption around sustainability are not only consistent year over year, but they are also increasing. PwC reports 54% of those surveyed buy from companies that are conscious and supportive of protecting the environment, and 55% choose to buy products with a traceable and transparent origin.

Traceability of products from “farm to fork” that reduces information asymmetry is becoming an increasingly important factor for consumers. To rebuild public confidence in the entire food chain as well as deliver high quality, safe, and nutritious foods, whole chain traceability from farm to end-user is a crucial component to the overall food quality assurance system. An increasing interest in shorter food supply chains with more information and direct contact with producers is gaining in importance. This is advancing the need for new and innovative traceability systems and empowering active consumer involvement in the food supply system. Next generation technologies are now being adopted to enable traceability in food supply chains. The use of blockchain technology to trace the entire lifecycle of food products from origin through every point of contact on its journey to the consumer bolsters credibility, efficiency and safety. Several challenges, including the need for internet enabled devices throughout the food supply chain to capture data and transfer the data to the blockchain, are of current focus.

The Rise in Importance of ESG to Food Producers

In addition to consumer demands and with the significant increase in ESG investing, the food industry has made a concerted effort toward adopting ESG standards. Companies are prioritizing ESG initiatives to attract employees, consumers, customers, and investors. These efforts are creating long-term financial opportunity and mitigating companies’ downside exposure to ESG risks including GHG emissions, water scarcity and child labor. ESG policies and programs can also enhance the competitiveness of food companies in a crowded market.

The food industry is taking greater action and ownership over its ESG risks and opportunities than is generally perceived. In fact, the pace at which companies are executing on ESG strategies has accelerated over the past few years. ESG principles including greater ownership of the supply chain, climate control actions, and a shift in portfolio mix toward healthy foods are increasingly being adopted.

In both the United States and Europe, ESG reporting is anticipated to become mandatory for both private and public companies in the near future. Rating agencies are already evaluating ESG risks and portfolio managers must adhere to stringent investment requirements or face greenwashing allegations, putting pressure on companies to report or not be invested in.

In conclusion, regenerative agriculture and new carbon programs are expected to drive changes in production agriculture. Some changes in production practices will be driven by a combination of regulatory, consumer, farmers and capital markets pressures. Regenerative agriculture is increasingly discussed as a solution to environmental challenges. But the solution challenges the efficiency gains made by advances in agricultural practices and genetic and chemical technologies over the past few decades. For many farmers, the reduced yield and efficiency losses make a shift in the near-term not financially viable. However, new business models and technologies are emerging to help solve the economics of regenerative and sustainable practices.

The HB4 Program: Bioceres systemic approach to empower growers and consumers alike

Bioceres is rolling out technology which significantly increases yields under drought conditions and impacts positively the environment through water management and GHG emissions.

HB4 is integrated with top-selling germplasms and other biotechnologies, as well as health and growth promoting microorganisms contained in the Company’s integrated seed products. The standard industry approach follows a bundling approach, whereby traits are broadly incorporated into breeding programs, and then seeds, excluding hybrids, are treated by growers or distributors with standard fungicides and insecticides. Our strategy for proprietary products works differently. Instead of bundling products together, we co-develop seeds, germplasm and biological seed treatments for specific regions right from the start.

Events like HB4 can only be launched after a time-consuming breeding process to develop varieties that combine the technology with locally adapted, elite germplasm. We have been developing varieties that specifically target areas identified for maximum trait performance. We have developed a prediction model based on HB4 field data to predict performance in all crop growing areas. The model considers historical yield data in each specific geographic area within each of key targeted countries and predicts the incremental yield of the HB4 technology.

According to the Brazilian Institute of Geography and Statistics and The Ministry of Agroindustry of Argentina, our key markets for HB4 Wheat in the Southern Cone comprises approximately eight million hectares of wheat planted per year, including Argentina, Latin America´s largest wheat producer, and the world’s first country to adopt HB4 drought tolerance technology for this staple crop, Brazil and Uruguay. For HB4 Soy, Argentina, Brazil and the United States represent roughly 80% of the global soybean production footprint.

In order to seize the opportunity ahead, we obtained the official wheat and soybean production statistics in each of the aforementioned countries between 2015 and 2019/2020. We used the average yield data to estimate the yield benefit that HB4 could have produced. We then used the average price of soybean and wheat for the ten-year period to calculate the expected monetary benefit.

Subject to the conventional non-binary biotechnology solutions pricing scheme, where 75% of the value creation remains on-farm and 25% goes off-farm, the maximizing of the price times quantity equation will define the supply and demand equilibrium for the technology. We clearly expect the target area to find higher correlation in the more drought prone areas, highlighted in darker blue in the heat maps below. The breeding program testing network was designed specifically to validate the performance of the HB4 varieties in the target areas.

HB4 Soy has received approval in over 85% of the global soy market, including Argentina, Brazil, the USA and Canada. The commercialization of HB4 Soy in Argentina, where the Company has its more advanced breeding efforts, is subject to the approval by China, as it is the main destination market for soybean production in the Americas. On top of the Argentine breeding efforts, recent collaboration on HB4 Soy with Grupo Don Mario (GDM) expanded these efforts to North America and focus on the Dakotas, Minnesota and southern Canada, targeting approximately 10 million hectares highly prone to water deficits. The North America agreement contemplates a joint product development and commercialization program, focusing on maturity groups II, and below. This agreement complements on-going collaboration efforts with TMG in Latin America, for maturity groups VI and above which, together with Bioceres’ on-going programs, provide the full scope of maturities utilized for soy production around the globe. GDM is a global leader on soybean genetics with a growing presence in the United States. TMG is one of Brazil’s leading soybean players.

During the first quarter of 2020, Argentina’s Ministry of Agriculture granted approval to the Company’s HB4 wheat technology for growth and consumption, contingent upon receipt of import approval in Brazil, which purchases slightly more than 85% of its wheat from Argentina. Argentina is Latin America’s largest wheat producer and the world’s first country to adopt HB4 drought tolerance technology for this staple crop. Submissions for approval of HB4 use in wheat production have been initiated in Brazil, Uruguay, Paraguay, Chile, Colombia, Indonesia, Australia, New Zealand, South Africa and the U.S.A.

Although approvals are pending, Bioceres has initiated a program, named “HB4®-Program”, initially oriented to multiply HB4 material with select growers. In addition to multiplying seed quantities, the program is designed to further evaluate product performance, determine product positioning, and conduct field days to showcase the HB4 Material products to different stakeholders in the agriculture industry. Under the HB4 Program, additional inputs to HB4 Material are also contributed with other products, from our current portfolio, that further reduce a grower’s carbon footprint under the program. For this purpose, micro-beaded fertilizers that “spoon-feed” crops and reduce by one quarter the use of conventional fertilizers, nitrogen fixing inoculants acting as biological fertilizers or high-tech adjuvants that reduce the need for agro-chemicals, among others, are of great value. In addition to mitigating production losses during drought periods, HB4 technology also facilitates double cropping, which seasonally rotates soy and wheat, an environmentally friendly farming system that is otherwise limited by water availability. When combined with soil regenerative practices, such as no-till farming, a share cropping system made possible by HB4 seeds captures more carbon than conventional growing practices. Substantially higher crop yields with HB4 also reduce the need to expand agriculture’s global footprint, which often entails deforestation, while aiding in the reversion of fragile agricultural land back to native ecosystems characteristics.

Although the complementary technologies surrounding the integrated HB4 program have the potential to target several UN Sustainable Development Goals (SDGs), the HB4 technology stand alone fully address:

(2)ZERO HUNGER

HB4 targets marginal drought-prone areas, increasing yields and empowering regional economies.

(13) CLIMATE ACTION

The increased yield from crops results in a carbon sink which helps to remove carbon from the atmosphere by containing it in a solid medium, reducing CO2 concentration and associated climate change impacts.

Digital β-platform

The HB4 Program employs robust, closed growing systems that are combined with a high level of traceability via state-of-the-art digital farming technologies and strong stewardship to ensure environmentally friendly farming practices. Growers sowing HB4 seed have access to a satellite-based crop image app, a weather monitor app and a crop scouting app. The purpose of these apps, particularly the crop image app, is to provide a tool to keep track of performance differences between fields planted with the HB4 Material and a control group of neighboring fields without the technology package. At this stage of the product development process, the digital apps are well suited to provide customer support. The platform can facilitate recording field activities and equipment data integration as well as refine our products’ positioning based on field performance. It is expected that the digital interaction will provide traceability for an identity-preservation production system, from farm to fork.

Traceability is a fundamental value for Bioceres. For this reason, we consider it transversally in all the products and stages of our processes, and in the customer experience, making use of different integrated technologies to be able to speak of comprehensive traceability. The HB4 Program, with all its components, allows farmers to experience the benefits of using the latest technologies available in the Ag world. The use of IoT devices integrated with Blockchain provide an unmatched capacity to guarantee the trustworthiness and autonomous collection and subsequent management of data, to be able to act on it, or to train neural networks (AI) to do so. Bioceres is integrating crop monitoring and inventory surveillance tools, including a network of sensors, to its native proprietary platform on blockchain (and also analyzing a suite of possible complementary services and products like silobag lances, environmental sensors, weather stations, cross selling of satellite internet, among others). This should allow (1) growers to track productivity and environmental KPIs for real time decision making and provide consumers with full visibility on low-carbon footprint farming practices and grain processing, and (2) Bioceres to boost big data gathering and analytics to an increased sustainable and nutritional, enriched food portfolio through the delivery of productivity and quality traits developments and biological customized solutions to growers.

The growth of the HB4 Program follows a strategy that contemplates the development of new products and services that will allow Bioceres to further differentiate its products and services when providing a comprehensive technological experience to farmers and consumers.

Operational Indicators

The identity-preservation production system requires having contracts with growers committed to maintaining the identity of the crop under a full seed production offtake agreement. Under these agreements, Bioceres contributes HB4 integrated seeds and other goods to growers for a pre-agreed price (based on prevailing market prices), which are deducted from the service fees paid to growers at the time of harvest for the seed multiplication services provided. On-farm activities are followed by a selection process, where grain that meets seed quality standards is stored as seed inventory for the next cycle, while the rest is categorized as commodity dry products (grain). The system includes a contract with processors that agree to process the qualifying grain and channel it to a selected market. Managing the production system logistics as well as the contractual requirements with farmers, processors and seed treatment plants will require a dedicated team. In FY21, during the ongoing winter crop season in Argentina, Bioceres planted approximately 55,000 hectares to ramp up seed inventories, in addition to 7,000 hectares planted in the fiscal fourth quarter of 2020. Our ramp-up of HB4 drought-tolerant soybean varieties remain on track, with approximately 23,000 hectares harvested in the Southern Cone, compared to 3,000 hectares during the same period last year. Growers were up 832%, to 373, resulting in a 90% costumer repeat with 225 users digitally onboard with automated contracts through SAP. From a financial perspective the program resulted in a total of 75 tons of grain under management, $8.3 million in goods contributed and $28 million total capital turnover during fiscal year 2021.

The HB4 program will enable food production companies and retailers the opportunity to offer consumers carbon neutral foods, in addition to other environmental benefits they increasingly desire. Most importantly, the value proposition of the technologies we deliver on-farm is such that there is no need to translate sustainability into higher costs for consumers, making sustainable foods widely accessible. For example, during 3Q21 Bioceres signed an agreement with the upscale consumer brand Havanna to develop and rollout HB4 wheat-derived products with improved environmental footprint and farm-to-fork traceability.

The program sets a clear opportunity for Bioceres to further maximize HB4 value creation by potentially developing: (1) Origination agreements with grain traders to offload Inventories, (2) feature raw material origination for processors, and (3) branded goods with reduced ecotoxicology profiles under fully traced grain sourcing, increasing its participation in the total volume of the supply chain and on the way collecting additional margins.

The information above regarding market opportunities for HB4 Soy and Wheat, is not yet realized and should not be relied upon as being indicative of future results. Readers of this report are cautioned not to place undue reliance on the potential market opportunities. No independent third party has compiled, examined, or performed any procedures with respect to the potential market opportunities related to HB4 Soy and/or HB4 Wheat, nor has any third party expressed any opinion or any other form of assurance on such information or its achievability, and no independent third party has assumed responsibility for, or claimed any association with, the potential market opportunities. Inclusion of the potential market opportunities in this report should not be regarded as a representation by any person that the results contained in the potential market opportunities will be achieved. We do not intend to update or otherwise revise the potential market opportunities to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, we do not intend to update or revise the potential market opportunities to reflect changes in general economic, industry or technological conditions. Additional information relating to the principal assumptions used in preparing the potential market opportunities is set forth below. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Certain estimates of market opportunity included in this report are based on assumptions that are inherently uncertain and subject to risks and uncertainties that could have a material adverse effect on our business, operating results and financial condition,” for a discussion of various factors that could materially affect our financial condition, results of operations, business, prospects and securities.

Competition

The market for agricultural biotechnology products is characterized by intense commercial and technological change and we face significant direct and indirect competition in each of our business segments. The crop productivity sector is highly competitive and includes large companies, such as Bayer, BASF, Corteva, Novozymes, and Syngenta AG. In order to provide customers with the most advanced products, companies in the crop productivity sector must continuously invest substantial resources in the research and development and marketing efforts of biotech products.

Despite Rizobacter’s leading position in the inoculant business, it is a highly competitive market. In 2011, Novozymes acquisition of Nitragin positioned it as the second largest player in the sector, representing a 15% market share according to internal projections. Similarly, Bayer’s acquisition of Biagro in 2014 positioned it as the fourth largest player in the sector, representing a 7% market share according to internal projections. Other important competitors include Nova and Becker Underwood, each of which represents a 11% or less market share according to internal projections

Competition in the seed and integrated products sector extends to each of the components that we provide for our integrated products. We face competition for our seed traits from other companies, such as Evogene Ltd., that engage in R&D and licensing technology to customers. We also face competition for our proprietary germplasm from other seed producers who produce their own germplasm, such as Don Mario.

Rizobacter remains a leader in the Argentine adjuvants market with 29% of market share, differentiating itself year after year by introducing new quality products that allow us to gain competitive advantage in a competitive market. Additionally, the Brazilian market is a strong adjuvant market due to the growing crop protection chemicals market along with the strong adoption trend of improved technologies in cultivation crops. Rizobacter captured this opportunity throughout the B2B strategy implemented and the channel coverage strategy followed during the last years. North America, followed by Europe, are the largest markets for agricultural adjuvants at present, and they are expected to account for a significant proportion of the market for Rizobacter in coming years.

Within the fertilizer market in Argentina, Rizobacter’s focus is the phosphorous market. In this market, Rizobacter participates with a specialty and markets a product that is used at substantially lower doses than the rest of the competitor’s products and that has a competitive advantage in terms of storage and logistics. We are leaders in this niche followed by Recuperar, FYO, Red Surcos, among others. In Brazil, farmers are overcoming cultural barriers to adopt new technologies, particularly considering the logistics and storage advantages of our niche fertilizers for countries with large geographic extensions. We also expect a potential synergy with biological products and new integrated launches in the Brazilian market.

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

Intellectual Property

Our success depends mostly on our ability to obtain and maintain intellectual property protection of our products and technologies related to our business, defend and enforce our intellectual property rights (in particular our patent rights, plant variety, trademarks and trade secrets), preserve the confidentiality of our intellectual property and operate without infringing valid and enforceable intellectual property rights of others.

We seek to protect our proprietary products, technology and trade secrets, in part, by entering into confidential disclosure agreements with our employees, consultants and potential and actual third-party collaborators. By protecting our proprietary technologies, we are able to offer our customers and partners unique products that they cannot obtain from our competitors and to limit our competitors from using technologies that we have developed or exclusively or non-exclusively licensed from other parties.

Our licensed and owned patents for the HB4 family expire in 2039 and 2040, respectively, for the Coxc5-1 family in 2025 and for the HB10 family in 2026. We are the exclusive sublicensees and non-exclusive licensees of the following patents: rGRF3 technology patents which expire in 2033; NUE technology patents which expire in 2026; WUE technology patents which expire in 2030; herbicide resistant patents which expire in 2028; LXR®, a delayed senescence technology which expires in 2028; Intacta RR2 PRO technology, which expires in 2022;  ZFP® technology, which expires in 2033; RS (Hexapolid and Tetraploid) technology which expires in 2032; RG (Reduced gluten) technology which expires in 2036; OX technology which expires in 2037; PlantArcBio technology which expires in 2042; and UHC technology ultra-highly concentrated bacterial liquid soybean inoculant technology, which expires in 2040.

In 2003, our Parent entered into an Hahb 4 research and development agreement with CONICET and the National University of the Litoral, under which they became equal owners of the patents derived from their research activity in Hahb 4 gene, which we refer to as the 2003 Hahb 4 patents. Under this agreement, subsequently amended in 2010, our Parent financed the Hahb 4 research activities performed by CONICET and the National University of the Litoral in exchange for an exclusive license to commercially exploit their rights in the 2003 Hahb 4 patents. Other than the commercialization of a promoter element used in connection with our HB4 modified gene trait, we do not expect to commercialize the Hahb 4 technology or 2003 Hahb 4 patents. The Hahb 4 promoter element can be used to initiate expression of the modified HB4 gene.

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

The main countries in which we seek patent protection are in the United States, Canada, Brazil, Argentina, Bolivia, Paraguay, Uruguay, Mexico, South Africa, Australia, India, China, Ukraine, Russia and certain other countries in Europe.

As of the date of this report, we, in our capacity as sublicensee (either as exclusive or non-exclusive licensee), have 252 patents and patent applications concerning technologies such as improved yield, drought tolerance, increased performance in high saline environments, NUE and WUE technologies and herbicide resistance, Intacta technology, ZFP®, RS, RG and OX technologies, PlantArcBio and UHC technology for use in our products. In some instances, our sublicenses are limited in terms of duration, geography and/or field of use.

We seek additional protection of our seed and germplasm intellectual property through PVP certificates, which preserve a variety owner’s exclusive rights to sell, reproduce, import, and export a plant variety and our seed. The duration of PVP protection varies among jurisdictions and is 20 years from the time of issue in the United States and 20 and 15 years from the time of issue in Argentina and Brazil, respectively. As of the date of this report, we do not have PVP certificates in the United States. In addition, in Argentina, we have received, as owner and/or as licensee, registrations with the RNC (Registro Nacional de Propiedad de Cultivares) for 16 wheat varieties, 14 soybean varieties and two sunflower varieties, all of which are authorized for our marketing in Argentina. We are currently seeking registration with the RNC (Registro Nacional de Propiedad de Cultivares) for 42 soybean varieties. We have also received the registration for 10 soybean varieties and 6 wheat varieties in Uruguay, one soybean variety in South Africa, one soybean variety in Paraguay and one soybean variety in Bolivia. We are currently seeking registration for two additional wheat varieties in Uruguay, two soybean varieties in Bolivia and two soybean varieties in Paraguay.

We seek to protect our non-patent intellectual property, such as know-how and regulatory data, through contracts and confidentiality agreements. Know-how generated by the activities of our companies is protected by specific services agreements or employment agreements. Employment agreements include undertakings regarding confidentiality and assignment of inventions and discoveries. Our regulatory data is protected by standard confidentiality and data protection mechanisms. We have 27 trademarks and 22 trademark applications in Argentina, Brazil, the United States and Uruguay, including Bioceres Semillas, environmentally customized organism, Biosem, BIOX, Bioceres Crop Solutions, Trigall Genetics, HB4, ECOSOJA and ECOTRIGO. Rizobacter has 346 trademarks and applications in Argentina and 302 trademarks and applications abroad, in Brazil, China, the United States, Uruguay, Turkey, Pakistan, Paraguay, Peru, Mexico, Colombia, Chile, Canada, Bolivia, South Africa, India and the EU. These include RIZOBACTER, RIZOSTAR, RIZOOIL and SIGNUM, which is a single-component bio-inducer for soybeans that maximizes their ability to generate nitrogen, RIZOSPRAY Extremo, which is a last generation adjuvant that enhances the effects of the active ingredients to be sprayed on crops, RIZOFOS, which increases the availability of phosphorus in soil and acts favorably on root development, RIZOLIQTop, which is a bacterial inoculant that boosts metabolic and physiological performance of bacteria, RIZOPACK, which includes integrated products that deliver a combination of seed therapies and/or bacterial protectants, and RIZODERMA, a Trichoderma harzianum based fungicide.

We will continue to file and prosecute patent, PVP certificate and trademark applications in the United States and foreign jurisdictions, as well as maintain trade secrets as is consistent with our business plan, in an ongoing effort to protect our intellectual property.

Government Regulation

We are subject to agriculture, health and the environmental regulations in the countries in which we operate. We must obtain and comply with various permits and licenses from government authorities and municipalities in the jurisdictions in which we operate. The laws and regulations we are subject to will continue to evolve as there are advances in biotechnology and our other businesses. In the United States, the FDA and the USDA are primarily responsible for overseeing food regulation and safety, although many other federal agencies also play a role in food regulation. The USDA has jurisdiction over certain genetically engineered crops through the Animal and Plant Health Inspection Services, or APHIS. In January 2017, APHIS proposed significant amendments to its Part 340 regulatory framework that would, among other things, clarify the types of genetically engineered plants subject to regulation thereunder. In November 2017, however, APHIS withdrew its proposed rule and stated that it would “begin a fresh stakeholder engagement aimed at exploring alternative policy approaches.” That process appears to remain ongoing. In Argentina, the National Seed Institute of Argentina (Instituto Nacional de Semillas), as part of the HB4 wheat approval that is subject to approval in Brazil, issued Resolution 535/2021, establishing audit measures for the production of HB4 wheat materials under our HB4 wheat identity preserved production program. In this regard, we will have to provide production and processing information on a regular basis to such authority.

Employees

The table below shows our employees by role and location, as of the dates indicated, and does not include employees of our research collaborators or joint venture partners.

	As of June 30,
	2021	2020	2019
Management and administrative	283	266	250
Sales	177	146	122
Argentina	104	86	78
Brazil	54	43	25
Rest of Latin America	15	14	15
North America, Europe and Asia	4	3	4
Research and development services	37	35	37
Total	497	447	409

Our management, administrative and research and development services employees are located mainly in Argentina.

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

Premier Agricultural Solutions Provider with Flagship Position in Latin America

As the first non-governmental Latin America-based entity with an approved biotech event in a major global crop, we consider ourselves to be the pioneer in the agriculture biotechnology industry in Latin America. Moreover, our Parent is the first company in the world to develop a drought tolerance technology for soybean and wheat cropping systems. A combined experience of 44 years has allowed us to become and maintain our position, not only as a reference entity for governmental agencies and policymakers, but also as a leading choice for partnerships with global agriculture conglomerates. We are a founding member of the Argentine Chamber of Biotechnology and one of a small number of companies selected to collaborate with the Argentine Department of Science, Technology and Productive Innovation in the design of research grants aimed at our sector. Federico Trucco, our Chief Executive Officer, is currently the President of the Argentine Chamber of Biotechnology. We are a frequent and leading participant in all major forums dedicated to our industry and a prominent representative of our sector.

Proven Platform with a Successful Track-Record in Sourcing, Developing and Commercializing Key Biotechnologies

With our combined 44 years of experience, we and our subsidiaries have created our proprietary platform for sourcing, validating, developing and bringing key technologies and products to market.

We source our technologies and products through various partnerships, collaborations and long-standing relationships with research institutions and scientists. Our Research and Development pipeline is focused mainly on developing biological products that improve crop performance while reducing adverse environmental impact. With more than 50 ongoing projects, we develop biotechnology traits, biofungicides, bio-stimulants, inoculants, soybean and wheat varieties and improve the efficiency of adjuvants and microgranulated fertilizers by combining them with biological inputs. Our Integrated Seed projects develop integrated products for soybean and wheat that comprise several technologies and are targeted to specific geographic regions. During the technology sourcing process, our Parent designs and develops an efficient open architecture model that allows the scientific community (public institutions, other companies, entrepreneurs, etc.) to actively and productively interact with it. As of December 2020, our ecosystem had more than 30 collaborations and joint initiatives with various players on a global scale. Our collaboration network includes projects with both public institutions at national and international levels as well as with other companies in the private sector. Furthermore, two of our most valuable products (HB4 and Rizoderma) were incubated through such collaborations.

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

We have access not only to the largest distributors, cooperatives and dealers, but also to end-customers through our well-established subsidiaries, divisions, partnerships and our shareholders. By selling our proven genetics, seeds and seed treatments on a branded basis, we believe we will continue to further strengthen our brand and strengthen our position globally.

Capital-Efficient, Risk Mitigated Development Model

Development and regulatory approval for our products and technologies requires a highly evolved and complicated process that can last 12 to 14 years. Furthermore, capital allocation requirements can be onerous due to the expensive discovery activities usually associated with life sciences research and strict requirements for regulatory approvals.

We believe that we have created a highly competitive and capital efficient, independent platform for developing such products and technologies. We consider our Parent to be the premier partner for advanced validation of promising research leads developed by research institutions in Argentina, most of which do not have the necessary capabilities for this purpose.

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

We believe that our patent and trademark portfolio for plant-related biologicals is among the most competitive in South America. As of June 30, 2021, we have identified and sought patent protection in our capacity as either title holder or licensee, or as exclusive or non-exclusive licensee, to 252 patents or patent applications. In some instances, our licenses are limited in terms of duration, geography and/or field of use. We usually seek patent protection in the largest global markets for our products and technologies, including, the United States, Brazil, Argentina, China, India, Mexico, Australia and certain other European and South American countries.

We have registrations in Argentina for 16 wheat, 15 soybean, and two sunflower varieties and we are also seeking registration for an additional 41 soybean varieties. Our subsidiary Rizobacter has 346 trademarks and applications in Argentina and 302 trademarks and applications globally.

We also have a robust and innovative portfolio of products and technologies for all stages of crop development. Many of these technologies are at or close to the commercialization phase, such as HB4 Soy and HB4 Wheat. This year we launched a new bio-fungicide for rice seed treatment.

Unique Ownership by Key Industry Influencers Leading to Early and Broad Adoption of Technologies and Products

As of September 30, 2021, the ownership structure of our Parent is composed of more than 400 shareholders, including some of the largest farm operators, processors, distributors and commercial participants in the Latin American agricultural sector. Our Parent shareholder structure also includes founding members of AAPRESID and leading members of AACREA. These unique relationships not only allow us to quickly bring our products to market and integrate our technologies into the broad market by creating a proprietary distribution and commercialization channel, but also provide us with a highly desired early stage testing platform that allows us to receive direct market feedback in the testing process in order to vet and facilitate faster market penetration.

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

Our Growth Strategy

Our long-term growth strategy is based on an open-architecture approach to technology origination, identifying and accessing promising technologies from third parties, as well as forming strategic and capital-efficient partnerships that leverage each party’s strategic strengths and capabilities to bring innovations more quickly to market. Our near-term growth strategy includes the following:

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

Scale-Up Production of Rizobacter Products to Accelerate Penetration in Crop Nutrition and Protection Markets

We have invested significant capital in the future development of specialty fertilizers and operate a micro-beaded fertilizer facility in Pergamino, Argentina. The facility began operations in January 2017 and increasingly supplies high-demand specialty fertilizers in Argentina and neighboring countries. At fiscal year-end 2021, installed capacity utilization of our micro-beaded fertilizer plant increased to 40% from 30% last year. With a focus on profitability, the Company is proceeding with discipline while calibrating the commercial strategy to widen market acceptance of this technical product.

We have a well invested asset base in Brazil, which includes an adjuvant production facility to sustain the execution of our international expansion plan, in addition to product registrations in place.

Commercial Launch of HB4 Seed Products to Drive Penetration of Seed Market

Given the near-term commercialization opportunity that HB4 and other seed technologies represent, we plan to integrate these solutions into customized seed products that represent a superior value proposition, with an initial focus on Latin America. HB4 Wheat and HB4 Soy seeds integrate the uniqueness of HB4 stress tolerance into locally adapted germplasms, customized with a seed treatment solution prescribed for specific environments. We believe that the product differentiation provided by our unique and varied technologies increase the value of our products for HB4 Seed customers and will drive significant growth. In the medium-term, we expect royalties from HB4 licenses to represent a significant component of our revenues, as this landmark technology is more broadly adopted through strategic partnerships and third-party channels.

Expand our International Business by Accelerating Registration and Sales of Products Through Multiple Subsidiaries

We consider ourselves to be a global leader in the biological market for agriculture inputs and have used this position to establish subsidiaries in Brazil, Paraguay, Bolivia, Uruguay, the United States, South Africa, and more recently, Colombia and France. We believe we can use our international footprint and sales force to continue to define our key brands by bringing our broader portfolio of crop productivity solutions to these markets. We expect international growth to be driven initially by continued growth in our traditional biological business, as well as by incorporating high-value adjuvants and crop nutrition solutions.

Pursue Strategic Collaborations and Acquisitions in Key Markets

We intend to continue working with our collaboration partners to bring our products to customers in key markets. We also plan to continue pursuing acquisitions and in-licensing opportunities seeking global expansion and to gain access to validated and important later-stage products and technologies that we believe to be a strategic fit for our business.

Industry Overview

Global Overview

The agricultural industry in the 21st century faces multiple challenges: it has to produce more food and fiber to feed a rapidly growing population with a smaller rural labor force, more feedstock for a potentially large bio-energy market, contribute to the overall development in the many agriculturally dependent developing countries, adopt more efficient and sustainable production methods as well as adapt to climate change.

According to the World Resource Institute, feeding 10 billion people sustainably by 2050 will require closing three gaps: (1) A 56% food gap between crop calories produced in 2010 and those needed in 2050 under “business as usual” growth; (2) A 593 million-hectare land gap (an area nearly twice the size of India) between global agricultural land area in 2010 and expected agricultural expansion by 2050; and (3) An 11-gigaton GHG mitigation gap between expected agricultural emissions in 2050 and the target level needed to hold global warming below 2°C (3.6°F), the level necessary for preventing the worst climate impacts.

Climate change is a global threat to the food and nutritional security of the world. According to FAO, the rising trend in average temperature and rainfall, interannual and seasonal variation will increase. This will result in more frequent and more extreme events, and in greater crop and livestock production losses. Climate variation is already the major cause of year-to-year fluctuations in production in both developed and developing countries, and of food insecurity in developing countries. According to the U.S. Global Change Research Program, climate disruptions to agricultural production have increased during the past 40 years and are projected to increase further over the next 25 years. These impacts will be increasingly negative on most crops and livestock by mid-century and beyond.

Illustrating these disruptions, the charts below set forth freshwater resources per capita between 1962 and 2017, carbon dioxide emissions per capita between 1996 and 2018, and global average temperature anomaly between 1850 and 2019.

Average temperature anomaly, Global

Global average land-sea temperature anomaly relative to the 1961-1990 average temperature.

Our World in Data
0.8 °C
0.6 °C
0.4 °C
0.2 °C
0 °C
-0.2 °C
-0.4 °C
Upper
Median
Lower
1850
1880
1900
1920
1940
1960
1980
2000
2019

Source: Hadley Centre (HadCRUT4)

OurWorldInData.org/co2-and-other-greenhouse-gas-emissions • CC BY

Note: The red line represents the median average temperature change, and grey lines represent the upper and lower 95% confidence intervals.

Source: The World Bank

Agriculture places a serious burden on the environment in the process of providing humanity with food and fibers. According to FAO, agriculture is the largest consumer of water and the main source of nitrate pollution of groundwater and surface water, as well as the principal source of ammonia pollution. It is a major contributor to the phosphate pollution of waterways and to the release of the powerful greenhouse gases, methane and nitrous oxide, into the atmosphere.

The pie chart below shows the contribution to Green House Gases Emissions by industry.

Source: IPCC report, 2014

However, agriculture is the main industry dealing with living organisms capable of fixing carbon from the atmosphere in significant amounts, and therefore has a key role as a moderator of climate change via the sequestration of carbon. According to a report of the scientific academy The Royal Society, there is a pressing need for the “sustainable intensification” of global agriculture in which yields can be increased without any adverse environmental impact and without the cultivation of more land.

●	Increased crop yields: lower yields result in grain with larger carbon footprint and by improving farming practices that reduce the carbon footprint of crops (Nature Communications, 2014).
●	Reducing carbon footprint: land use, including agriculture, accounts for a quarter of anthropogenic GHG emissions. The potential mitigation is derived from both an enhancement of removals of GHG, as well as reduction of emissions through management of land (IPCC, 2018).

●	Improved water use efficiency: crop water availability is among the most important yield limiting factors in dryland agriculture.

Demand for crop yields from agricultural lands are seeing a dramatic increase as a result of global population increase, an expanding middle class, the trend towards urbanization, a decrease in agricultural land per capita, demand for reduced use of environmentally harmful chemicals, and an increase in unfavorable weather patterns for farming. This demand cannot be met by conventional farming alone. Agricultural biotechnology products are the only currently viable venues available to meet this expected higher demand in crop yields.

According to the USDA, global demand for grains increased by more than 57% from 1.4 billion metric tons in 1980 to 2.2 billion metric tons in 2010. Furthermore, according to the UN’s Food and Agriculture Organization (“FAO”), this demand is expected to reach 2.8 billion metric tons in 2030. The increase in demand is primarily driven by population growth in developing countries and an expanding middle class. As household incomes rise, demand for protein-rich diets often increases and this drives additional demand for grains.

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

Due to the location of the remaining arable land worldwide and its uneven distribution, certain regions have been driven to produce a larger proportion of the required crop supply. As these trends continue, South America will be presented with a unique opportunity to develop and export crops to meet growing demand.

The awareness of the relevance of protecting soil and water (in general terms, the environment) has been increasing rapidly in recent years. As a result, especially conservation-conscious growers have started to reduce tillage operations or moved to no-tillage farming. There are many benefits to the land and the environment from adopting no-till systems. Leaving the soil mostly undisturbed and with high levels of crop residues reduces soil erosion and fuel-intensive work. The utilization of crop residues in no-till farming also increases water infiltration and therefore retention by the soil, meaning less runoff of contaminated water and a reduction in the amount of water needed for a given crop. Furthermore, this practice promotes biodiversity in the soil, making the soil healthy and fertile.

Today, 91% Argentina’s agricultural surface area is farmed under no-tillage. This practice has allowed the country to reduce soil degradation issues by 90-96% and fuel consumption by 66%, constituting a complete solution from an economic and environmental perspective.

Argentina is among the most successful countries in terms of no-till adoption. The data shown in the charts below represent the evolution of no-till surface in Argentina from 1976 to 2017, measured by surface area (hectares) and adoption rate (%).

Source: “Update! Evolution of No-till adoption in Argentina” Santiago Nocelli Pac, Argentine No-till Farmers Association (Aapresid), 2018

According to ISAAA, conventional crop technology alone cannot address the immense demand or feed the world’s growing population. Sustainable approaches using the best of conventional crop technology, such as use of the best adapted germplasms, as well as the best of biotechnology, are required in order to increase crop productivity enough to meet the growing demands associated with the increase in population. The rapid adoption of biotech crops reflects the multiple substantial benefits realized globally in the last

24 years, with an accumulated 2.7 billion hectares of biotech crops grown commercially. Furthermore, in many countries, the adoption rate for biotech crops has reached over 90% for major products in principal markets in both developing and advanced economies.

Sustainable approaches using top of the line conventional crop technology, such as use of the best adapted germplasms, as well as the best of biotechnology, is required to meet crop productivity demands. The last 24 years of commercialization of biotech crops has confirmed that these have and can deliver substantial agronomic, environmental, health, economic and social benefits, including increased productivity, conservation of biodiversity, ability to be self-sufficient on available arable land, mitigation of negative impacts of climate change, and overall improvement of the economic situation. According to ISAAA, biotech crops were planted in only 29 countries as of 2019, presenting a significant long-term growth opportunity in the sector as demand continues to rise. An additional 42 countries imported biotech crops for food, feed, and processing. Thus, a total of 72 countries have adopted biotech crops.

Approximately 24 of the countries that have planted biotech crops are considered developing markets. In these countries, the estimated yield gaps exceed 50%, presenting a significant opportunity for improvement. Large agricultural companies, as well as smaller independent research firms, have invested billions of dollars to identify and commercialize high-value seed traits to sell to growers. Given the ability of these products to differentiate through yield performance, these markets have demonstrated stronger growth in sales than conventional seed sales.

The table below sets forth the global area of biotech crops in 2019 by country:

Area
Country	(million hectares)
USA	71.5
Brazil	52.8
Argentina	24
Canada	12.5
India	11.9
Paraguay	4.1
China	3.2
South Africa	2.7
Pakistan	2.5
Bolivia	1.4
Uruguay	1.2
Less than 1 million hectares
Philippines	Chile
Australia	Malawi
Myanmar	Portugal
Sudan	Indonesia
Mexico	Bangladesh
Spain	Nigeria
Colombia	Eswatini
Vietnam	Ethiopia
Honduras	Costa Rica

Source: ISAAA, 2019

According to ISAAA’s last report corn and soybeans represented, in 2019, a majority of the seed biotechnology market, making up approximately 80% of the global biotech seed market. The United States, Brazil and Argentina were the top planters of biotech seeds, with approximately 150 million hectares under production of biotech crops. As of 2019, the adoption of GM varieties is over 74% for soybean, over 31% for corn and over 79% for cotton.

Until HB4 Wheat’s approval in Argentina, wheat was an orphan crop in the sphere of biotechnology, despite being planted in 200 million hectares globally, the largest of any crop. Argentina is Latin America’s most important wheat producer, accounting for approximately 70% of wheat produced in the region, and 3% of the world’s production. Historically, the Argentine market has been quick to adopt biotechnology as a result of the concentrated nature of farm groups as well as comfort with fast commercialization of new GM varieties. Today, drought tolerant HB4 Wheat is the only genetically modified wheat to be approved and on a commercial path to market anywhere in the world, which represents a major milestone in wheat’s global value chain.

The graph below sets forth the global adoption area by crop in 2019:

Source: IASSA, 2019.

Demand for stacked seed traits continue growing and accounted for 45% of the global biotech crop area in 2019, surpassing the area planted with herbicide tolerant traits and showing farmers’ preference for smart farming with no-tilling and reduced insecticide use. As more stacked traits seed varieties become available, growers will keep shifting toward these to increase profitability. The HB4® technology, a plant resilience non-binary event, is the best example of stacked traits seeds.

The charts below set forth biotechnology crops by trait:

Source: IASSA, 2019.

The aggregate economic benefits of biotech crops from 1996-2018, account for an incremental US$224.9 billion flow of revenues to growers, according to ISAAA, to more than 16 to 17 million farmers, 95% of whom are from developing countries. Based on its economic gain to growers and the agricultural supply chain, biotech crops have been the fastest adopted agricultural technology over the last years, increasing productivity by an aggregate 822 million tons from 1996 to 2018.

As an example, the Argentine market has swiftly adopted biotechnology as a result of concentrated farm groups as well as comfort with the fast commercialization of new GM varieties. Adoption of GM crops in Argentina began in the mid 1990’s with an herbicide-tolerant soybean. The country is in an early adopter and is considered one of the six Founding Biotech Crop Countries along with countries like the U.S., China and Canada.

The chart below reflects the adoption rates of GM crops in Argentina for the indicated periods:

Source: USDA Foreign Agricultural Service

In the United States, which is the top producer of biotech seeds, 71.5 million hectares were planted using biotech crops in 2019. The United States has an established history of rapid adoption rates of GM crops, typically reaching 65% to more than 90% peak penetration in ten years, driven by overall yield and productivity improvements of specific seed traits as well as ongoing consumer education and resulting acceptance.

The chart below reflects the adoption rates of GM crops in the United States for the indicated periods:

Source: USDA

Brazil is the second largest planter of biotech seeds worldwide with 52.8 million hectares planted in 2019. The chart below reflects the rapid adoption rates of GM crops in Brazil since they were adopted in 1998:

Source: ISAAA, 2018

According to the Council for Information on Biotechnology (CIB Brazil), the profit obtained per hectare from GM soybeans was up to 26% higher than the conventional varieties throughout the period being analyzed in the chart above. For corn, the increase reached 64% in the summer harvest, and 152% in the winter harvest. In the case of cotton, GM seeds had a 12% higher margin than conventional seeds.

Market Trends and Analysis

The Bioceres product suite across crop nutrition, crop protection and seed, and integrated products segments are able to reduce climate consequences by reducing greenhouse gas emissions, water usage and the need for agro-chemical products. Bioceres has a top tier complementary portfolio addressing a global market of ~$100 billion by 2027.

Crop Protection: Adjuvants

According to a study by Fortune Business Insights, the global agricultural adjuvants market size is estimated at US$3.1 billion, in 2020, and is projected to grow at a CAGR of 6.1% and reach a value of US$4.4 billion, by 2026. The increasing need for green adjuvants, improving efficiency, and effectiveness of agrochemicals are some of the factors driving the growth of this market. By crop type, the cereals and pulses segment are projected to be the fastest-growing segment in the agricultural adjuvants market during the forecast period. The herbicides segment is estimated to witness the fastest growth in the agricultural adjuvants market, in terms of value, between 2020 and 2026.

The increasing importance of precision farming and growing demand for crop protection chemicals is the key factor driving the global market for adjuvants. Increased awareness about the implication of excessive usage of pesticides in the environment has received greater attention in recent decades, given that the application of crop protection chemicals has led to the contamination of water bodies across various regions.

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

Crop Nutrition: Specialty Fertilizers

Increasing awareness about farm resource management, affordability of farm inputs, and a focus on agricultural profitability factors have helped to drive the rapid expansion of specialty fertilizers usage, and these currently account for nearly 12-15% share of the global market for plant nutrition products. Growers’ increasing knowledge of the technical know-how of fertilizer products and their usage has enabled them to seek better options to fulfill the nutrient requirements of plants with a higher level of nutrient-use efficiency.

According to a study by Fortune Business Insights, the global market for “specialty fertilizers” (those that have some characteristic that distinguishes them from commodities) is expected to reach US$39.4 billion by 2027, growing at a CAGR of 6.8% between 2020 and 2027. Demand for specialty fertilizers has been increasing as an effective alternative to conventional fertilizers, due to their lower impact on the environment.

Crop Nutrition: Agricultural biologicals - Inoculants

The global agricultural biologicals market size was appraised at US$7.2 billion, in 2019. According to a study by MarketsandMarkets, it is projected to grow at a CAGR of 13.6% to reach a value of US$18.9 billion, by 2025. The increasing trend towards sustainable agriculture in the global market, with low residue levels and supportive regulations are the key factors driving the growth of this market.

According to a study by Fortune Business Insights, the inoculants market was US$868 million, in 2019, and is projected to account for US$1,940 million by 2027, with a CAGR of 10.6% throughout the forecast’s period. In South America, countries like Brazil and Argentina are projected to offer high-growth prospects in coming years, given that they are ranked among the largest producers of soybean, at a global level, increasing demand for inoculants in the region. However, the acceptance of agricultural inoculants is very low in most countries such as India and China.

Decades of cultivation practices using synthetic products for aggressive crop yield increases at a global level have led to a massive negative impact on underground water reserves and soil fertility. These factors have led to the increase in the adoption of sustainable farming. The industry’s development is still in its initial stage and the number of product approvals and investment in bio-ingredients is growing rapidly and is expected to lead to intense market competition in the future. Among biological products, biofertilizers are gaining significant traction as they enhance the phosphorus and zinc absorption properties of plants as well as their resistance to pathogen attacks.

Key drivers for agricultural biologicals include stringent regulatory policies discouraging the use of harmful agrochemicals, the development of pest resistance against synthetic chemicals, and a shift towards sustainable agriculture. The major opportunity areas for the agricultural biologicals market include the adoption of agricultural biologicals in emerging markets such as China, Brazil, Argentina, India, Indonesia, and Philippines. Restraints on the market include the lack of awareness between growers, the lack of skilled personnel, the unavailability of high-quality carrier materials, and short shelf life.

Cereals and grains applications dominated the global agricultural biologicals market, with a share of 41.6%, in 2019. This is attributed to growing demand for wheat, rice, corn, barley, and millet across the globe. Also, throughout several developing agricultural economies like Japan, Thailand, India, and Indonesia and multiple Latin American countries, the need for effective technology related to bio-based product development is at its peak. This is mostly to boost the growth of several pulses and oilseeds in the respective regions to keep up with rapidly growing demand for these crops.

Seed and Integrated Products: Biotech traits

Biotechnology tools are seeing significant increase in demand across agricultural applications. These include tissue culture and micropropagation, marker-assisted selection or molecular breeding, genetically modified crops and genetic engineering, molecular diagnostic technologies, and conventional plant breeding.

A rise in the adoption of GM crops globally is expected to drive this market. This is because genetic modification allows the production of feed and food crops with enhanced characteristics, such as high nutritional value, high yield, enhanced food-processing qualities, and resistance to diseases and insects. GM crops have been adopted rapidly in many countries, and the market for stacked seed traits is among the growing sectors of the industry.

The global seed market was estimated at US$53.8 billion in the year 2020, and is projected to reach US$83 billion by 2027, growing at a CAGR of 6.4%. The global genetically modified seeds market size was estimated at US$27.9 billion in the year 2020, and is projected to reach US$45.0 billion by 2027, growing at a CAGR of 7.1%. This increase in the market size of GM seeds underlines the increasing significance and need for agricultural biotechnology. In response, the Company is strategically targeting the GM seed and integrated seed submarket for its high-growth potential.

We believe that agricultural biotechnology and biologicals will continue to grow as the benefits of these technologies and products become more widely known and growers realize the similar efficacy compared to conventional chemicals, while also addressing other issues such as pest resistance and environmental safety.

Consumer Trends, Food Traceability & Digital Tools

The pandemic is driving increased focus by consumers on their food and health. Many consumers report they will continue to cook more at home, order online, pay for convenience and focus on their health. As the pandemic recedes, consumers will seek new delivery, new formats and new attributes for their foods.

Consumers are driving change in food attributes based on their social and environmental externalities. According to Boston Consulting Group’s “Food for Thought” report, moving to alternative proteins can be a significant contributor to tackling climate change, and the transition is driving demand. In 2020, 574 million metric tons of animal-based protein were consumed worldwide, representing approximately 75 kilograms per person, and consumption continues to increase every year. In conjunction, however, concerns about livestock environmental costs, human health and the "cruelty- and animal-free" trend are rising even faster. Alternative proteins have now evolved from a niche product to an increasingly important one across a wide segment of the population. The transition to alternatives proteins can make a significant contribution to reducing climate change. It is estimated that by 2035, the shift to alternatives will save the equivalent amount of carbon dioxide that Japan emits in a year, conserve enough water to supply the city of London for 40 years, and promote biodiversity and food security. Consumers can now enjoy delicious and flavorful protein alternatives and at the same time tackle climate change and advance several of the UN’s SDGs. According to the report, by 2035, after alternative proteins reach full parity in taste, texture, and price with conventional animal protein, 11% of all the meat, seafood, eggs, and dairy eaten around the globe is projected to become alternative. With regulations and technology advances, that number could reach 22%, in 2035.

Consumers are increasingly concerned about where their products come from and how they were produced, and many may be willing to pay more for goods that offer supply chain traceability. Food brands are responding to consumer concerns with marketing, sustainable sourcing, positive footprint and highly nutritional products. The transparency of traceability allows consumers to verify where a food item comes from and understand the journey from farm to fork. A proposed US Food and Drug Administration (FDA) regulation would require participants in the food value chain to maintain end-to-end traceability records to be made available upon request during a food-borne outbreak or food recall investigation. The regulation would apply to categories that are estimated to account for approximately 20% to 30% of food consumed in the USA.

According to Forbes Magazine, technology investments in food traceability could reach an estimated $19 billion by 2023. This investment will create wide scale changes in the visibility and traceability of the food supply chain. Blockchain represents a key element to secure traceability from farm to fork, as this technology enables highly secured records and digital transactions, creating a secure and transparent system available to all parties within the supply chain. According to Reports and Data, the Blockchain market related to agriculture was valued at USD$52.36 million, in 2018, and expected to reach USD$122.7 million by the year 2028, growing at a CAGR of 45.1%. The world faces huge challenges when it comes to proving food to a growing population and there is an imminent need for innovation in agriculture processes to overcome these challenges.

Agriculture to help other industries meet carbon goals

Every year, the world emits approximately 51 billion tons of GHG into the atmosphere. Limiting global warming to 1.5°C, in line with the Paris Agreement, requires that global GHG emissions are cut by 50% of current levels by 2030 and reduced to net-zero by 2050. Achieving a global net-zero goal is critical for the health of the planet, the stability of ecosystems, and to ensure safe conditions for future generations. The UN-mandated Intergovernmental Panel on Climate Change (IPCC) projected that if current emissions trends continue, global average temperatures would likely rise 3.5°C above preindustrial levels by 2100, with potentially catastrophic impacts, including even more extreme weather events.

Companies and industries must work to decarbonize their production, distribution, and supply chains, and agriculture must help other industries meet carbon goals. Agriculture is the only industry dealing with living organisms capable of fixing carbon from the atmosphere at scale through photosynthesis, and therefore has a key role as a moderator of climate change through the sequestration of carbon. Soil and farming practices hold promise as sources of carbon offsets. A study in Science Advances estimated capturing more carbon in the soil and changing certain farming practices could offset over 20% of US GHG emissions. Ecosystem Services Market Consortium (ESMC) estimates carbon credit demand for US farmland alone at $5.2B.

Carbon markets are an effective instrument and important tool to address climate change and reach net-zero emissions by 2050. Together with other instruments for pricing greenhouse gas emissions, such as CO2 taxes, they provide incentives for climate-friendly investment. As a result, carbon markets can contribute to set more ambitious climate targets. According to Mark Carney, the UN Special

Envoy on Climate Action and Finance, companies and individuals are expected to pour $100 billion into the carbon offset market by the end of this decade, up from about $300 million in 2018.

Companies are now creating ag-focused carbon markets including Bayer, CIBO Technologies, ESMC, Farmers Business Network (FBN), Indigo Ag, Nori, Nutrien, Soil & Water Outcomes Fund, and TruCarbon. These programs differ in specifics, but generally offer cash payments on a per acre basis, have acre minimums, and have implemented verifiable sustainable farming practices across planting, fertilizer, tillage, harvest, etc.

According to Bloomberg, hundreds of companies will soon begin a buying spree for carbon offsets. Just the 18 oil majors that already have net-zero goals will eventually need to erase 3.3 billion metric tons of annual emissions, according to clean-energy researchers at BloombergNEF, representing nearly 18 times the amount of carbon offsets issued in 2020.

C.Organizational Structure

Bioceres Crop Solutions Corp. is a Cayman Islands exempted company.

The following diagram depicts our current organizational structure:

The following table identifies our main subsidiaries as of the date of this report:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest
BCS Holding Inc.	USA	100%	100%
Rasa Holding LLC	USA	100%	100%
Bioceres Semillas S.A.U	Argentina	100%	100%
Bioceres Crops S.A.(1)	Argentina	90%	90%
Verdeca LLC	USA	100%	100%
Rizobacter Argentina S.A.	Argentina	80%	80%
Rizobacter do Brasil Ltda. (1)	Brazil	80%	80%
Rizobacter del Paraguay S.A. (1)	Paraguay	80%	80%
Rizobacter Uruguay (1)	Uruguay	80%	80%
Rizobacter South Africa (1)	South Africa	76%	76%
Comer. Agrop. Rizobacter de Bolivia S.A. (1)	Bolivia	80%	80%
Rizobacter USA, LLC (1)	United States	80%	80%
Rizobacter Colombia SAS (1)	Colombia	80%	80%
Rizobacter France SAS (1)	France	80%	80%
Synertech Industrias S.A. (1)	Argentina	40%	40%
Trigall Genetics S.A.	Uruguay	50%	50%
Indrasa S.A. (1)	Argentina	28%	28%
Biotransgen S.R.L	Argentina	49%	49%
Moolec Science Limited	UK	6%	6%
Insumos Agroquímicos S.A.	Argentina	61.32%	61.22%
Bioceres Crops do Brasil Ltda.	Brazil	100%	100%

Notes:—

(1)	Calculated considering the indirect interests held through Rizobacter. The indirect equity interest participation included in this table is 80% of the direct equity interest participation that Rasa Holding LLC owns in each entity.

D.Property, Plant and Equipment

Our main manufacturing and distribution facilities are located in Pergamino, Buenos Aires province, Argentina. Our manufacturing facilities include an approximately 2.1 million-gallons adjuvants formulation plant, a production facility of liquid inoculants with an annual capacity of 6.6 million-gallons, a formulation plant of insecticides and fungicides with a production capacity of 0.5 million gallons per year, a micro-beaded fertilizer facility with a production capacity of 50,000 tons per year, as well as over 375,000 square feet of warehouse space for packaging and logistics. In addition, our adjuvants formulation plant located in Londrina, Paraná state, Brazil, has a production capacity of approximately 0.5 million gallons per year.

In June 2016, we inaugurated our new 250,000-square foot fertilizer facility as part of our joint venture with De Sangosse. As of June 30, 2021, there was a 26% increase in production, amounting to 20,000 tons. We test and conduct trial runs of our key technologies at our main field station located in Pergamino, Argentina, which also has processing capabilities for foundation seed.

We also operate commercial offices in eight countries to address the local and regional demand.

In fiscal year 2021, we acquired 7.2 hectares in Londrina, Paraná state, Brazil, where we are planning to build a new high-tech adjuvant facility plant. This facility will demand an investment of approximately US$8 million and will have a production capacity of 2.1 million gallons per year.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended June 30, 2021, 2020 and 2019, and the notes thereto, included elsewhere in this report.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors.”

A.Operating Results

Factors affecting our results of operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

COVID-19

The global impact of the COVID-19 outbreaks and measures taken to reduce the spread of the virus have had an adverse effect on the global macroeconomic environment and may continue to create continued economic uncertainty and reduced economic activity. The outbreak has resulted in authorities implementing numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, shelter-in-place or total lock-down orders and business limitations and shutdowns.

The speed and extent of the spread of COVID-19, and the duration and intensity of resulting business disruption and related financial and social impact, are still uncertain, and such adverse effects on our business and financial position may still be material.

In Brazil, the government created a crisis committee to monitor the impact of COVID-19 in March 2020. Since then, it has announced several measures (tax and others) to address the effects of COVID-19. In this regard, the Brazilian health authorities, as well as several state and municipal authorities, have adopted or recommended social distancing measures.

In Argentina, on March 20, 2020, the Argentine government implemented a social, preventive and mandatory isolation regime, prohibiting the circulation of people on routes, roads and public spaces (the “Mandatory Isolation Regime”) which has already changed to a mandatory distancing, instead of isolation.

As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the mandatory isolation or distancing regimes, mentioned before, for being considered “essential” activities. Also, our activities in Brazil have no restrictions.

We committed to provide a safe environment for our employees and contractors, and immediately prepared measures and developed safety protocols to mitigate the eventual risk of being affected by the disease, and to prevent an uncontrolled spread of COVID-19 through the operations of our subsidiaries. We are closely monitoring the situation and taking all necessary measures at our disposal to preserve human life and our operations.

Market demand for our products and services

Our sales and profitability are influenced by the demand for our crop productivity products in the particular markets in which we operate. Demand for our seed and integrated products, crop nutrition products and crop protection products are affected by the purchase decisions of our distributors and customers, which are typically driven by fluctuation in agricultural commodities prices, crop profitability and planting decisions, as well as externalities such as general market conditions, grower production decisions and new technology adoption, commodity prices, operating costs and weather conditions.

Seasonality and weather conditions

Our revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end users of our seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting, as well as growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Our portfolio is highly oriented to crop planting. Generally, our sales are concentrated in the third and fourth quarters of each calendar year, when demand for our seed and integrated products, crop protection products and crop nutrition products increases as growers begin planting their summer crops in South America, while winter crop season occurs in the Northern hemisphere. With our seed and integrated products business, we contract with growers and seed suppliers based upon our anticipated market demand. Generally, in our seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with our crop protection and our crop nutrition business following a similar cycle to the seed cycle. Milestone, royalty and license revenues are also likely to fluctuate from period to period given the seasonality of agriculture and time required to progress from one milestone to the next.

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

Macroeconomic conditions in Latin America

We generate a significant portion of our revenue from production in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including mainly Argentina and Brazil) remain subject to such fluctuations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America—Continuing high inflation may have a negative effect on the Argentine economy and on our financial performance.”

Argentine and Brazilian subsidiaries use local currency as their functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income ("statement of income") under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%. Accordingly, IAS 29 guidance is applicable to our financial statements for periods ending after July 1, 2018. IAS 29 requires the financial information of an entity whose functional currency is a currency of a hyperinflationary economy to be adjusted by applying a general price index and expressed in the measuring unit at the end of the reporting period and then such financial information to be translated into the presentation currency at the prevailing exchange rate. See Note 2.4 to our consolidated financial statements included elsewhere in this report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America—We are required to apply inflationary adjustments to our Argentine subsidiaries’ financial statements, which could adversely affect our financial statements, results of operations and financial condition.”

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

On December 21, 2019, the Argentine Congress enacted Law No. 27,541 (Ley de Solidaridad Social y Reactivación Productiva en el Marco de la Emergencia Pública, or the “Solidarity Law”)., that established new maximum export duties of 33% for soybean, 15% for goods that were not subject to the payment of export duties as of September 2, 2018, 5% for agroindustry products of regional economies defined by the Argentine government, and 5% for industry goods and services.

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

In October 2020, the Argentine government adopted a series of measures seeking to promote production, exports and the liquidation of U.S. dollars from exports in the FX Market, including the temporary reduction of export duties for soybean and soybean derived products through Decree No. 790/2020. However, such measures were not expected to have the intended results.

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

Stages of development of our products

Our results of operations will vary depending on the stage of development of our products and technologies. Some of our products are currently in the early stages of development and our historical operating results are not indicative of the operating results we expect to experience in later stages of product development. As we are able to advance such technologies and products through the development and regulatory phases to commercial launch, we expect our revenues and cash flows to increase. In particular, we expect our operating results prior to the time we fully launch and commercialize HB4 and related technologies included in our HB4 Seed products to differ significantly from our operating results following such product launch.

Although approvals are pending, we initiated a program named “HB4®-Program”, an identity preserved production system for growing drought-tolerant soy and wheat. This program has multiple objectives, which include expanding our seed inventories, allowing growers to field test our HB4 technology, providing fields for product demonstrations and validating the products’ regional positioning.

HB4 material produced through the program will be commercialized as an integrated product. The seed treatment process to produce the integrated seed product utilizes customized microbial solutions for seed nutrition and protection, including biological fungicides. For HB4 Soy, inoculants are also integrated, including last generation microbiological formulations that ensure greater microorganism survival over the seed, greater nodular dry mass, and better biological fixation of nitrogen.

In addition to providing the integrated seed solution for planting, the HB4 program comprises our next generation crop nutrition and protection technologies for growing both crops. The HB4 program also includes digital apps that give growers access to satellite based images and data for monitoring crop health, soil conditions and weather, information that helps optimize crop yields. On top of generating extensive and detailed datasets from each grower’s HB4 production fields that are monitored via these digital apps, we are applying and leveraging data science and blockchain technology to other areas of agriculture’s value chain, such as crop storage, logistics and processing, in order to guarantee HB4 identity and complete farm-to-fork traceability.

The identity preserved HB4 Program utilizes service contracts with growers who are committed to preserving the identity of the HB4 crop under a full seed production offtake agreement, which includes best environmental farming practices, such as no-till agriculture. Under these agreements, Bioceres contributes the integrated seed solution and the other aforementioned goods (the “Contributed goods”) to growers for a pre-agreed price (based on prevailing market prices), which are deduced from the service fees to be paid to growers at the time of harvest for the seed multiplication services provided.

For the year ended June 30, 2021, the Contributed goods for HB4 Program amounted to $8.3 million with weighted average gross margin of approximately 43% across almost 80,000 total hectares.

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

Comparison of the years ended June 30, 2021 and 2020

The table below illustrates our results of operations for the year ended June 30, 2021 and 2020.

	For the Year	For the Year
	Ended June 30,	Ended June 30,
	2021	2020

	(US$)
Total revenue	209,526,177	173,092,172
Cost of sales	(118,641,803)	(93,575,588)
Gross Profit	90,884,374	79,516,584
Research and development expenses	(5,617,655)	(4,195,270)
Selling, general and administrative expenses	(47,601,901)	(38,345,028)
Share of profit of joint ventures and associates	997,429	2,477,193
Other income or expenses, net	(279,359)	(307,499)
Operating income	38,382,888	39,145,980
Financial cost	(21,240,236)	(20,880,526)
Other financial results	(6,612,104)	(11,822,116)
Profit before income tax	10,530,548	6,443,338
Income tax	(14,351,170)	(2,206,710)
Profit (loss) for the year	(3,820,622)	4,236,628
Other comprehensive (loss) income	10,051,318	(9,682,116)
Total comprehensive loss(1)	6,230,696	(5,445,488)
Non-IFRS measures(2)
Adjusted EBITDA (unaudited)	48,325,782	46,517,201

Notes:—

(1)	Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.
(2)	Adjusted EBITDA is a non-IFRS measures. For a complete presentation of the reconciliation, see the section entitled “—Non-IFRS Financial Measures.”

Total revenue

Total revenue increased by US$36.4 million, to US$209.5 million for the year ended June 30, 2021 from US$173.1 million for the year ended June 30, 2020. Excluding the impact of IAS 29, revenue increased by US$23.2 million, to US$197.4 million for the year ended June 30, 2021 from US$174.2 million for the year ended June 30, 2020, explained by an increase of (i) US$13.2 million of Crop Protection sales, (ii) US$8.6 million of Crop Nutrition sales, and (iii) US$1.4 million of Seed and Integrated products sales.

Our strong performance during the third and fourth quarters of the year ended June 30, 2021 completely offset softer revenues during the second quarter, which had been negatively impacted by drought in key markets across South America. All three business segments displayed growth in revenues for the full fiscal year, with increased micro-beaded fertilizers sales during the third and fourth quarters, and positive impact from the reorganization of Crop Protection during the fourth quarter.

Total revenue by business segment

Crop Protection. Total revenue increased by US$19.9 million, to US$114.1 million for the year ended June 30, 2021 compared from US$94.2 million for the year ended June 30, 2020. Excluding the impact of IAS 29, revenue increased by US$13.2 million, to US$108.7 million for the year ended June 30, 2021 from US$95.5 million for the year ended June 30, 2020. The revenue growth was generated by a positive impact from the reorganization of Crop Protection during the fourth quarter and an increase in adjuvant sales driven by volume increase mainly in Brazil and the rest of Latin America.

Crop Nutrition. Total revenue increased by US$11.2 million, to US$60.6 million for the year ended June 30, 2021 compared to US$49.4 million for the year ended June 30, 2020. Excluding the impact of IAS 29, revenue increased by US$8.6 million, to US$57.9 million for the year ended June 30, 2021 from US$49.3 million for the year ended June 30, 2020, explained by an increase of fertilizers sales driven by installed capacity utilization ramp-up in Argentina, partially offset by a decrease in inoculants sales.

Seed and Integrated Products. Total revenue increased by US$5.3 million, to US$34.8 million for the year ended June 30, 2021 compared to US$29.5 million for the year ended June 30, 2020. Excluding the impact of IAS 29, revenue increased by US$1.4 million, to US$30.9 million for the year ended June 30, 2021 from US$29.4 million for the year ended June 30, 2020 driven by an increase in packs sales and seed and royalties sales.

Gross profit

Total gross profit increased by US$11.4 million, to US$90.9 million for the year ended June 30, 2021, from US$79.5 million for the year ended June 30, 2020. Excluding the impact of IAS 29, gross profit increased by US$9.3 million, to US$94.2 million for the year ended June 30, 2021, from US$84.9 million for the year ended June 30, 2020, mainly due to an increase of US$6.9 million and US$2.5 million in the gross profit of Crop Nutrition and Crop Protection, respectively. The drop in gross margin was due to a shift in the product mix as well as unfavorable inflation and FX dynamics that negatively affected cost structures in Argentina, where the main manufacturing facilities are located. Conversely, FX and inflation had represented tailwinds during fiscal year 2020.

Research and development expenses

Research and development expenses include ongoing efforts to maintain and continuously update our existing product portfolio. Research and development expenses increased by US$1.4 million, to US$5.6 million for the year ended June 30, 2021 from US$4.2 million for the year ended June 30, 2020, primarily as a result of increasing expenses related to employee benefits and social securities of US$0.6 million and supplies and material of US$0.5 million. Our investments focused on the development of seeds and traits, including product registrations, our pursuit of regulatory approvals of HB4 technology, and the development of new biofungicides and bio stimulants for seed treatment and foliar applications for wheat and soybean crops, including registrations for these novel products in different geographies.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by US$9.3 million, to US$47.6 million for the year ended June 30, 2021 from US$38.3 million for the year ended June 30, 2020. We had an increase in SG&A particularly during the fourth quarter, as we expanded our baseline business and, as a result, paid higher employee salaries and social security expenses, as well as variable tax and logistics expenses tied to sales. These expenses included an accelerated ramp-up cost of the HB4 Program and the roll-out of the digital platform which mainly increased professional fees and publicity. Also, unfavorable inflation and FX dynamics in Argentina, where most of our administrative functions are located, had a negative impact in expenses compared to the previous period.

Share of profit of joint ventures and associates

The profit resulting from our share in the profit of joint ventures and associates decreased US$1.5 million, to a profit of US$1.0 million for the year ended June 30, 2021 from a profit of US$2.5 million for the year ended June 30, 2020 as a result of lower profit relating to our equity holdings in Synertech of US$1.6 million.

Other income or expenses, net

Other net results remained at US$0.3 million for the year ended June 30, 2021, as a result of miscellaneous losses.

Finance results

Finance costs: finance costs increased by US$0.4 million, to US$21.2 million for the year ended June 30, 2021 from US$20.9 million for the year ended June 30, 2020, primarily as a result of an increase of financial commission of US$0.8 million, offset by lower interest expenses, which was caused by the Company’s increased cash liquidity primarily driven by more efficient interest rates. Interest expenses does not include a gain from translation effects on Argentine Peso denominated loans of US$6.7 million, compared to US$3.6 million accrued in the previous period.

Other finance results: the charge of other finance results decreased by US$5.2 million to US$6.6 million for the year ended June 30, 2021, compared to a loss of US$11.8 million for the year ended June 30, 2020, mainly as a result of (i) lower net losses from FX charges of US$7.2 million and (ii) higher gain on inflation effect on monetary items of US$2.6 million, offset by higher charges in fair value of financial assets or liabilities and other financial results which are primarily due to a tender offer of our warrants we did in the year ended June 30, 2021.

Income tax

Income tax expense amounted to US$14.4million for the year ended June 30, 2021, compared to US$2.2 million for the year ended June 30, 2020, primarily due to (i) higher profitability in operational subsidiaries, as well as lower depreciation of the Argentine Peso, generating a lower tax shield from FX losses in Argentina, and (ii) $7.0 million in deferred tax liabilities denominated in AR$ accrued during the period mainly explained by the inflation adjustments provided by Law 27,430 and its amendments.

Profit (loss) for the year

As a result of the foregoing, loss for the year ended June 30, 2021 amounted to US$3.8 million compared to a profit of US$4.2 million for the year ended June 30, 2020.

Other comprehensive income (loss)

Other comprehensive income amounted to US$10.1 million for the year ended June 30, 2021 compared to a comprehensive loss of US$9.7 million for the year ended June 30, 2020, primarily as a result a gain in exchange difference expenses on translation of foreign operations.

Total comprehensive income (loss)

As a result of the foregoing, we recorded a total comprehensive income of US$6.2 million for the year ended June 30, 2021 compared to a total comprehensive loss of US$5.4 million for the year ended June 30, 2020.

Comparison of the years ended June 30, 2020 and 2019

The table below illustrates our results of operations for the year ended June 30, 2020 and 2019.

	For the	For the
	Year Ended	Year Ended
	June 30, 2020	June 30, 2019

	(US$)
Total revenue	173,092,172	160,605,296
Cost of sales	(93,575,588)	(86,964,881)
Gross profit	79,516,584	73,640,415
Research and development expenses	(4,195,270)	(3,689,391)
Selling, general and administrative expenses	(38,345,028)	(39,243,800)
Share of profit of joint ventures and associates	2,477,193	1,012,486
Other income or expenses, net	(307,499)	365,900
Operating income	39,145,980	32,085,610
Financial cost	(20,880,526)	(23,414,834)
Other financial results	(11,822,116)	(18,043,383)
Profit (loss) before income tax	6,443,338	(9,372,607)
Income tax	(2,206,710)	(6,986,284)
Profit (loss) for the year	4,236,628	(16,358,891)
Other comprehensive (loss) income	(9,682,116)	3,904,365
Total comprehensive loss(1)	(5,445,488)	(12,454,526)
Non-IFRS measures(2)
Adjusted EBITDA (unaudited)	46,517,201	41,345,206

Notes:—

(1)	Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.
(2)	Adjusted EBITDA is a non-IFRS measures. For a complete presentation of the reconciliation, see the section entitled “—Non-IFRS Financial Measures.”

Total revenue

Total revenue increased by US$12.5 million, to US$173.1 million for the year ended June 30, 2020 from US$160.6 million for the year ended June 30, 2019. Excluding the impact of IAS 29, total revenue increased by US$25.5 million, to US$174.2 million for the year ended June 30, 2020 from US$148.6 million for the year ended June 30, 2019, explained by an increase of (i) US$10.6 million of Crop Protection sales, (ii) US$7.5 million of Crop Nutritions sales, and (iii) US$7.4 million of Seed and Integrated products sales.

Our higher sales across all three business segments were due to deeper penetration of Brazil and Paraguay’s adjuvant markets and higher sales of seed treatment packs, including in South Africa and France. Also contributing to sales growth in 2020 were sales of micro-beaded fertilizers, as market acceptance of this product expanded in Argentina, Paraguay, Uruguay and Bolivia.

Total revenue by business segment

Crop Protection. Total revenue increased by US$4.0 million, to US$94.2 million for the year ended June 30, 2020 compared from US$90.2 million for the year ended June 30, 2019. Excluding the impact of IAS 29, revenue increased by US$10.6 million, to US$94.1 million for the year ended June 30, 2020 from US$83.5 million for the year ended June 30, 2019. The revenue growth was generated by consistent execution of the Company’s adjuvant growth plan in Brazil and Paraguay. Revenue growth in the segment was strongly supported by above-average growth in biofungicides sales and sustained adjuvant growth in Argentina, where the company remains a market leader for the product category, resulting in a 15% increase in total adjuvants volume.

Crop Nutrition. Total revenue increased by US$4.3 million, to US$49.4 million for the year ended June 30, 2020 compared to US$45.1 million for the year ended June 30, 2019. Excluding the impact of IAS 29, revenue increased by US$7.5 million, to US$49.3 million for the year ended June 30, 2020 from US$41.8 million for the year ended June 30, 2019. Fertilizers revenues increased by US$8.2 million mainly due to the sustained ramp-up of installed production capacity of micro-beaded fertilizers, which supplied higher demand in Argentina, as well as Paraguay, Uruguay and Bolivia. Inoculants sales in this segment decreased as a result of being partially substituted with seed treatment packs and, consequently, being reported within the Seed and Integrated Products segment. The decline in sales in this product category, which reflects an 11% decrease in doses, was partially offset by higher B2B sales of stand-alone inoculants in Brazil and Paraguay, where we continued to extend our leadership position within the industrial seed treatments markets of these countries.

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

Gross profit

Total gross profit increased by US$5.9 million, to US$79.5 million for the year ended June 30, 2020, from US$73.6 million for the year ended June 30, 2019. Excluding the impact of IAS 29, gross profit increased by US$9.3 million, to US$94.2 million for the year ended June 30, 2020, from US$84.9 million for the year ended June 30, 2019, slightly below revenue growth. The corresponding margin reduced 177 basis points to 48.7% from 50.5% in the previous period, mainly due to a greater proportion of adjuvants sold in Brazil through B2B channels compared to higher margin B2C sales and higher participation of relatively lower margin micro-beaded fertilizers within the product mix.

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

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by US$0.9 million, to US$38.3 million for the year ended June 30, 2020 from US$39.2 million for the year ended June 30, 2019. Excluding a total of $3.4 million in non-cash, accrual-share-based incentives incurred during the second, third and fourth quarters of the year, offset by a gain of $0.8 million related to partial recovery of one-time transaction expenses related to Bioceres’ merger with Union Acquisition Corp. (UAC) accrued during the previous fiscal year, SG&A expenses for the year ended June 30, 2020 would have been $35.7 million, $1.2 million higher than the prior year, when excluding one-time transaction expenses of $4.5 million related to Bioceres’ merger with UAC that year. The increase also reflects certain corporate expenses that were not incurred by the Company in the year ended June 30, 2019, prior to its listing in March 2019 through the merger with UAC.

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

Finance results

Finance costs: finance costs decreased by US$3.5 million, to US$20.9 million for the year ended June 30, 2020 from US$23.4 million for the year ended June 30, 2019, primarily as a result of lower interest expenses of US$2.4 million, which was caused by the Company’s increased cash liquidity primarily driven by more efficient interest rates.

Other finance results: the charge of other finance results decreased by US$6.2 million for the year ended June 30, 2020 mainly as a result of null share-based payment cost of listing shares for the year ended June 30, 2020 compared to a loss of US$20.9 million for the year ended June 30, 2019 partially offset by a lower net gain of inflation effect on monetary items to US$9.2 million for the year ended June 30,2020 from US$14.6 million for the year ended June 30, 2019 and a null gain for cancellation of purchase option for the year ended June 30, 2020 compared to a gain of US$6.6 million for the year ended June 30, 2019.

Income tax

Income tax expense amounted to US$2.2 million for the year ended June 30, 2020 compared to an expense of US$7.0 million for the year ended June 30, 2019, primarily due to lower tax expenses recorded by Rizobacter.

Profit (loss) for the year

As a result of the foregoing, profit for the year ended June 30, 2020 amounted to US$4.2 million compared to a loss of US$16.4 million for the year ended June 30, 2019.

Other comprehensive income (loss)

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

Non-IFRS Financial Measures

We supplement the use of IFRS financial measures in this report with non-IFRS financial measures, including Adjusted EBITDA.

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

We believe that Adjusted EBITDA provide useful supplemental information to investors about us and our results. Adjusted EBITDA is among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA, similarly titled measures are frequently used by our competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in our industry. We also believe that Adjusted EBITDA is helpful to investors because they provide additional information about trends in our core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

●	Adjusted EBITDA does not reflect changes in, including cash requirements for, our working capital needs or contractual commitments;
●	Adjusted EBITDA does not reflect our financial expenses, or the cash requirements to service interest or principal payments on our indebtedness, or interest income or other financial income;

●	Adjusted EBITDA does not reflect our income tax expense or the cash requirements to pay our income taxes;
●	although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for the replacements;
●	although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and
●	other companies may calculate Adjusted EBITDA, and similarly titled measures differently, limiting its usefulness as a comparative measure.

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

The table below provides a reconciliation of our income or loss for the period/year to Adjusted EBITDA:

	Year Ended June 30,
	2021	2020	2019

	(US$)
Reconciliation of Net Loss to Adjusted EBITDA:
Profit (loss) for the year	(3,820,622)	4,236,628	(16,358,891)
Income tax expense (benefit)	14,351,170	2,206,710	6,986,284
Financial cost	21,240,236	20,880,526	23,414,834
Other financial results	6,612,104	11,822,116	18,043,383
Depreciation of property, plant and equipment	3,875,859	2,576,954	2,450,256
Amortization of intangible assets	2,388,982	2,149,534	2,376,920
Stock-based compensation	1,655,135	3,428,029	(102,827)
Transaction expenses	2,022,918	(783,296)	4,535,247
Adjusted EBITDA (unaudited)	48,325,782	46,517,201	41,345,206

B.Liquidity and Capital Resources

Overview

Since our inception, we have funded our operations primarily with sales of our products, borrowings, including loans and credit facilities, and equity contributions from our shareholders. Our principal use of cash is to fund our operations, investments in intangible assets, expenditures in property, plant and equipment, working capital requirements and repayment of debt obligations.

Our indebtedness reached $173.4 million, of which approximately 56% consisted of long-term obligations. Cash and cash equivalents, short-term deposits and other short-term investments represented approximately 61% of the current portion of debt. As of June 30, 2021, our cash and cash equivalents amounted to US$36.0 million, and we held other current financial assets that amounted to US$11.2 million.

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

Statement of Cash Flows

The tables below illustrate our statement of cash flows for the periods indicated:

	Year Ended June 30,
	2021	2020	2019
Statement of cash flow of Bioceres:
Net cash flows provided by (used in) operating activities	(6,205,943)	9,318,479	29,694,813
Net cash flows used in investing activities	(8,310,118)	(7,803,391)	(3,260,852)
Net cash flows provided by (used in) financing activities	7,358,129	33,532,414	(26,946,194)
Net increase (decrease) in cash and cash equivalents	(7,157,932)	35,047,502	(512,233)

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program and to service our debt in the future twelve months and to address short-term changes in business conditions.

Net cash flows provided by (used in) operating activities

Cash used in operating activities for the year ended June 30, 2021 amounted to US$6.2 million. Our loss of US$3.8 million non-cash positive adjustments for income tax expense of US$14.4 million, non-cash positive adjustments relating primarily to financial results of US$27.9 million, depreciation and amortization charges of US$6.3 million and other non-cash adjustments of US$1.9 million were offset by working capital outflows of US$52.7 million.

Cash provided by operating activities for the year ended June 30, 2020 amounted to US$9.3 million. Our profit of US$4.2 million non-cash positive adjustments for income tax expense of US$2.2 million, non-cash positive adjustments relating primarily to financial results of US$32.7 million, depreciation and amortization charges of US$4.7 million were partially offset by working capital outflows of US$37.8 million.

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

Net cash flows used in investing activities

Cash used in investing activities for the year ended June 30, 2021 amounted to US$8.3 million and was primarily attributable to net investments in property, plant and equipment of US$2.5 million and purchases and capitalized development expenditures relating to intangible assets of US$11.1 million that were partially offset by net proceeds from financial assets of US$5.0 million.

Cash used in investing activities for the year ended June 30, 2020 amounted to US$7.8 million and was primarily attributable to investments in financial assets of US$3.4 million, investments in property, plant and equipment of US$1.6 million and purchases and capitalized development expenditures relating to intangible assets of US$2.8 million.

Cash used in investing activities for the year ended June 30, 2019 amounted to US$3.3 million and was primarily attributable to investments in property, plant and equipment of US$2.1 million and purchases and capitalized development expenditures relating to intangible assets of US$1.4 million.

Net cash flows provided by financing activities

Cash provided by financing activities for the year ended June 30, 2021 amounted to US$7.4 million and consisted mainly of net proceeds from borrowings of US$14.0 million, partially offset by purchases of our own shares of US$3.5 million and payments we did in consideration of the tender offer of warrants of US$1.0 million.

Cash provided by financing activities for the year ended June 30, 2020 amounted to US$33.5 million and consisted mainly of proceeds from borrowings and convertible notes of US$135.3 million, partially offset by payments of US$103.6 million from bank borrowings.

Cash used in financing activities for the year ended June 30, 2019 amounted to US$26.9 million and consisted of repayments of bank borrowings and other short-term borrowings of US$116.9 million, partially offset by proceeds of US$88.7 million raised from bank borrowings.

Indebtedness

As of June 30, 2021, our total outstanding borrowings, including interest accrued, were US$124.8 million, which consists of US$76.8 million of current borrowings, including US$33.7 million of the short-term portion of long-term loans, US$24.7 million in corporate bonds, US$3.6 million in loans from the Parent and its affiliates and US$48.0 million of non-current borrowings, consisting of long-term loans, corporate bonds and loans received from the Parent, its subsidiaries and their respective related parties. In addition, as of June 30, 2021, we had US$48.7 million debt from the Convertible Notes.

Our borrowings, as of June 30, 2021, denominated in US dollars totaled US$101.7 million, which bear a fixed weighted average interest rate of 7.7%. Our borrowings denominated in Argentine pesos totaled US$ 23.0 million that bear a fixed weighted average interest rate of 36.8%.

Of our total outstanding borrowings as of June 30, 2021, US$113.3 million was unsecured, US$10.5 million was secured by treasury bonds, and US$1.0 million was secured with a first lien mortgage of real estate assets and a pledge on the shares representing 10% of the holding of Rasa Holding LLC in the capital of Rizobacter Argentina S.A.

Parent Loan

On May 7, 2019 we entered into an agreement with the Parent for the restructuring of US$15 million of our outstanding intercompany loans into a facility with a 5-year maturity. Cash interest is payable quarterly at a 9.875% rate. As of June 30, 2021, the principal outstanding debt amounted to US$9.0 million.

Public Corporate Bonds

Below is a summary of public corporate bonds outstanding as of June 30, 2021:

Serie	US$million	Rate	Maturity
II	3.3	10.50%	August 19, 2021
III	15.0	4.73%	December 18, 2021
IV	17.0	0.00%	August 18, 2023
V	5.2	0.98%	March 5, 2022
V	20.8	5.50%	March 5, 2024

Series VI

On August 31, 2021, we completed a $16.1 million public offering of Series VI corporate bonds in the Argentine market. The bonds were issued in two tranches: Class A bonds mature in March 2023 and pay an annual nominal interest rate of 3.75% and Class B bonds mature September 2024 and pay an annual nominal interest rate of 5.25%.

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

Consideration of payment of acquisitions

Bioceres Crops S.A.

In June 2019, we signed a share purchase agreement (SPA) with Bioceres S.A. for 50% of ownership in Bioceres Crops. In consideration for the SPA, we will pay installments equivalent to 50% of the royalties that Bioceres Crops Solutions will accrue from Bioceres Crops, up to a total amount of $0.7 million.

Verdeca and other intangibles assets

On November 12, 2020, we acquired from Arcadia Biosciences the remaining ownership interest in Verdeca. As part of this transaction, we gained full access and control of Verdeca´s vetted soybean library of gene-edited materials used to develop new quality and productivity, as well as exclusive rights to all Arcadia technologies that are applicable to soybean. In addition, through this transaction, we have also acquired rights to Arcadia’s quality wheat traits and the related Good Wheat™ brand for Latin America. In consideration for the acquisition, we paid Arcadia $5 million in cash and $15 million in equity consisting of 1,875,000 of our common shares, as well as $1 million in reimbursement costs associated with the transaction. In addition, we will pay Arcadia (i) $2 million upon obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares, and (ii) royalty payments equivalent to (a) 6% of the net HB4 Soy technology revenues realized by Verdeca, capped at $10 million aggregate amount, and (b) 25% of the net wheat technology revenues resulting from the in-licensed materials.

Insuagro

On April 9, 2021, as part of the reorganization process of our crop protection business segment, we acquired a controlling interest in Insuagro, an Argentine public company listed on Bolsas y Mercados Argentinos S.A. (“BYMA”). The interest acquired is represented by a total of 11,022,000 shares, distributed as follows: (i) 2,749,390 ordinary, registered shares of AR$ 0.10 nominal value each and five votes per share, denominated Class A; and (ii) 8,272,610 ordinary, registered shares of Pesos 0.10 nominal value each and one vote per share, denominated Class B, jointly representing 50.1% of equity interest and 55.05% of voting interest.

The consideration for the acquisition was $0.282 per share, totaling an amount of $3.1 million (the “Fixed Price”). At closing, we paid $0.2 million, and the rest is payable in three installment due August 31, 2022, 2023 and 2024 for an amount of $0.9 million, $0.9 million and $1.2 million, respectively. The amount payable will accrue an interest annual rate of 5.5%. Furthermore, the Fixed Price may be increased up to 3.5x Adjusted EBITDA (as defined in the share exchange agreement) per share to be measured in each annual reporting period. As we reached a controlling interest in Insuagro and pursuant to the Argentine Capital Market Law and the National Securities Commission (“CNV”) rules, we submitted a mandatory public offer of acquisition (“POA” or “OPA” the anacronym in Spanish) of the Class B ordinary shares listed at BYMA. As a result of the OPA, we acquired 2,467,990 ordinary shares class B, increasing our shareholding in Insuagro to 61.32% of the equity interest and 61.22% of the voting rights.

Summary of contractual obligations

The following table summarizes our contractual obligations as of June 30, 2021.

	Principal Payments Due by Period
			Between One	Between
		Up to One	and Three	Three and	Subsequent
	Total	Year	Years	Five Years	Years

	(as of June 30, 2021)
Trade payables and other payables	72.1	72.1	—	—	—
Borrowings	122.1	73.3	48.8	—	—
Convertible notes	49.1	—	49.1	—	—
Consideration for acquisitions	12.7	4.0	3.1	5.6	—
Total	256.0	149.4	101.0	5.6	—

C.Research and Development, Patents and Licenses, etc.

For a discussion of our research and development policy, see “Item 4. Information on the Company—B. Business Overview—The Technology Sourcing and Product Development Timeline and Process”. For a discussion of patent and licenses, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

For a discussion of trend information, see “—A. Operating Results—Factors affecting our results of operations.”

E.Critical Accounting Estimates

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors

As of June 30, 2021, the following persons (with ages as of the date of this report) are the directors and executive officers of Bioceres Crop Solutions.

Our Executive Officers and Directors

Name	Age	Position
Federico Trucco, Ph.D.	44	Chief Executive Officer and Executive Director
Enrique Lopez Lecube	39	Chief Financial Officer and Executive Director
Ricardo Yapur	63	Managing Director of Rizobacter Argentina S.A.
Gloria Montaron Estrada	50	Executive Director
Gerónimo Watson	43	Chief Technology Officer
Jorge Wagner	52	Chief Operating Officer
Carlos Camargo de Colón	53	Non-Executive Director
Natalia Zang	44	Non-Executive Director
Ari Freisinger	36	Non-Executive Director
Kyle P. Bransfield	36	Non-Executive Director
Fabian Onetti	58	Non-Executive Director

Biographical information for each member of our Board of Directors and senior management is set forth below.

Federico Trucco. Federico Trucco, Ph.D., has served as our chief executive officer since June 2011 and was appointed as a member of Bioceres S.A.’s board of directors in December 2014 and President of Bioceres LLC (formerly Bioceres Inc.) in February 2012. He previously served in various positions at INDEAR including as general manager from 2009 to 2011, director of product development from 2008 to 2009 and research team leader of the Amaranth project from 2005 to 2009. Dr. Trucco also serves as president of Rasa Holding LLC, director and president of BCS Holding Inc., manager of Verdeca, director of Trigall, director of Rizobacter Argentina, director of Bioceres Semillas, vice president of Bioceres Crops S.A. (formerly SEMYA), director of Synertech Industrias S.A., director of Heritas S.A. and director of Moolec Science Ltd. Dr. Trucco received a Ph.D. in crop sciences and a CBA from the University of Illinois, a Master of Science degree in plant pathology and weed science from the Colorado State University and a bachelor’s degree in biochemistry from the Louisiana State University. In 2018, Federico was recognized with the Konex Award for business innovation for

2008-18, one of Argentina’s most prestigious leadership prizes. He was also recognized with the EY Entrepreneur of the Year Award for Argentina in 2019. Mr. Trucco was appointed President of the Argentine Chamber of Biotechnology in 2020.

Enrique López Lecube. Enrique López Lecube has served as our chief financial officer since November 2017. Mr. Lopez Lecube serves as director of Bioceres Semillas and Bioceres Crops S.A. (formerly SEMYA). He has served as Manager for M&A and Corporate Finance at Lartirigoyen & Cia S.A. – a Glencore subsidiary – since 2016, where he has led transactions in the food, chemical and service industries and worked in the finance department to oversee 10 group entities. Previously, he worked as head trader from 2010 to 2016 at Lartirigoyen & Cia S.A. From 2008 to 2010, he worked at Cargill focusing on grain and oilseed. Mr. López Lecube received an MBA from Kellogg of School of Management of Northwestern University and a degree as an industrial engineer from ITBA (Instituto Tecnológico de Buenos Aires).

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

Gloria Montaron Estrada. Gloria Montaron Estrada is the Legal and Intellectual Property Director of Bioceres S.A. and manager of Bioceres LLC, our controlling shareholder. She has served as our Executive Director since March 2019. She previously served as an attorney at Marval, O’Farrell & Mairal in Buenos Aires for 16 years, where her practice as centered around intellectual property, corporate and banking matters. Ms. Montaron also serves as a director of Bioceres LLC (formerly Bioceres Inc.) and BCS Holding Inc. She received an LLM in intellectual property from the University of Palermo, Buenos Aires, a degree in Law from the University of Buenos Aires, Argentina, and she also graduated as Intellectual Property Agent in 2013. Ms. Montaron is an active international lecturer in law congresses and seminars on her field of practice, and she also teaches at various universities in the area of intellectual property.

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

Carlos Camargo de Colón. Carlos has served as our non-executive director since March 2019 and is the President of Sulgás, a gas distribution company in Brazil. He is a former director of Bioceres S.A., our Parent. Carlos has extensive experience in both the agriculture and energy sectors, and has held executive and non-executive positions in Argentina, Brazil, the U.S., the United Kingdom and the United Arab Emirates. Earlier in his career, he was an investment banker at UBS Investment Bank and Morgan Stanley. He received a bachelor’s degree in history from Columbia University in the City of New York.

Natalia Zang. Natalia Zang is a business leader with more than 20 years of experience in private equity and corporate finance, both in Latin America, Europe and Australia. Ms. Zang has served as our non-executive director since March 2019. She is currently the COO of Jazzya Investments and has been the deputy CEO of Excem Real Estate since February 2019. Previously, Ms. Zang held C-level positions in several industries, including mining, retail, and real estate. In late 2015, Natalia joined President Macri’s administration in Argentina, initially as Undersecretary for the Chief of Staff and then as Secretary (General Coordinator of the G20). Ms. Zang is a sought-after lecturer on business and women’s leadership issues, and she is active in mentoring programs for women entrepreneurs. Ms. Zang received a master’s degree in finance from Universidad del CEMA and a bachelor´s degree in Business Administration from Universidad Torcuato Di Tella.

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

Fabian A. Onetti. Fabian A. Onetti has served as our non-executive director since October 2021. Mr. Onetti is the President of Winston Capital Advisors and Financial Advisory firm based in New York. He previously worked for 24 years at Morgan Stanley, in New York, beginning in 1992, where he was the Head of the International Wealth Management Division, with responsibilities for business across all Non-US Jurisdictions. Mr. Onetti received an MBA from New York University’s Stern School of Business, a master’s degree in accounting and a degree in business and theology from the Catholic University of Buenos Aires, Argentina.

B.Compensation

Remuneration of Directors and Senior Management

Summary Compensation Table

The following table presents information regarding the accrued compensation of certain of Bioceres S.A. executive officers (who currently serve as executive officers of the Company) for services rendered during the fiscal years ended June 30, 2021 and June 30, 2020.

			Share
			Based
		Salary	Incentives	Total
Name and Principal Position	Year	(US$)	(US$)	(US$)
Federico Trucco
Chief Executive Officer	2020	145,119	669,578	814,697
	2021	131,159	528,259	659,418
Enrique Lopez Lecube
Chief Financial Officer	2020	146,635	269,883	416,518
	2021	129,892	242,323	372,215
Gloria Montaron Estrada
Executive Director	2020	—	359,438	359,438
	2021	—	159,584	159,584
Ricardo Yapur
Managing Director of Rizobacter Argentina S.A.	2020	316,449	101,569	418,018
	2021	260,004	145,402	405,406
Geronimo Watson
Director of Technology and Products	2020	97,443	250,251	347,694
	2021	91,817	184,827	276,644
Jorge Wagner
Chief Operating Officer	2020	172,091	241,488	413,579
	2021	165,601	179,469	345,070

Annual Bonuses

The Annual Bonus is an annual cash incentive bonus awarded to employees and not contemplated in the Equity Compensation Plans, to tie a portion of their compensation to financial and operational objectives achievable within the applicable fiscal year according to a target. The objectives and other terms and conditions of the annual cash bonuses for all its employees are determined every year.

Equity Compensation Plans

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

Bioceres Crop Solutions Stock Option Plan

			Option Exercise
Name	No of Securities		Price		Option Issuance Date	Option Expiration Date
Federico Trucco	300,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Gloria Montaron	200,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Gerónimo Watson	100,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Enrique Lopez Lecube	100,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Jorge Wagner	100,000	(1)	4.55	(3)	June 18, 2019	October 31, 2029
Ari Freisinger	100,000	(2)	4.55	(3)	April 24, 2019	October 31, 2029
Kyle P. Bransfield	100,000	(2)	4.55	(3)	April 24, 2019	October 31, 2029
Natalia Zang	100,000	(2)	4.55	(3)	April 24, 2019	October 31, 2029
Carlos Camargo de Colón	66,667	(2)	4.55	(3)	April 24, 2019	October 31, 2029

Notes:—

(1)	Options authorized as of June 18, 2019 at a price of US$4.55, which can be exercised for a period of up to three years, with 1/3 vesting every 12 months after October 31, 2019.
(2)	Options authorized as of April 24, 2019 at a price of US$4.55, which can be exercised for a period of up to three years, with 1/3 vesting every 12 months after October 31, 2019.
(3)	The exercise price was determined using a volume weighted average price (“VWAP”) during a twenty-day period after the Board Meeting on April 24, 2019, where the specific averaging period was approved.

Amount set aside for pension, retirement or similar benefits

The total amounts set aside or accrued by the Company to provide pension, retirement or similar benefits was US$0.1 million for the fiscal year ended June 30, 2021, pursuant to the applicable law.

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

C.Board Practices

Our Articles provide that the Board of Directors must comprise at least one member. Our board currently consists of eight (8) directors. Each of our directors will have a term that expires at BIOX’s annual general meeting in 2022, or until their respective successors are duly appointed and qualified, or until their earlier resignation, removal or death. Each of our directors has served on the Board of Directors since February 27, 2019, with the exception of Gloria Montaron Estrada, who was appointed on March 14, 2019, and Mr. Fabian Onetti who was appointed on October 27, 2021. None of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

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

Bioceres Crop Solutions’ audit committee will, among other matters, oversee (1) its financial reporting, auditing and internal control activities; (2) the integrity and audits of its financial statements; (3) its compliance with legal and regulatory requirements; (4) the qualifications and independence of its independent auditors; (5) the performance of its internal audit function and independent auditors; and (6) its overall risk exposure and management. Duties of the audit committee will also include the following:

●	annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;
●	be responsible for recommending the appointment, retention and termination of Bioceres Crop Solutions’ independent auditors and determine the compensation of the independent auditors;
●	review the plans and results of the audit engagement with the independent auditors;
●	evaluate the qualifications, performance and independence of the independent auditors;
●	have sole authority to approve in advance all audit and non-audit services by the independent auditors, the scope and terms thereof and the fees therefor;
●	review the adequacy of Bioceres Crop Solutions’ internal accounting controls; and
●	meet at least quarterly with Bioceres Crop Solutions’ executive officers, internal audit staff and independent auditors in separate executive sessions.

Our Board of Directors adopted a written charter for the audit committee, which is available free of charge on Bioceres Crop Solutions’ corporate website at biocerescrops.com. The information on Bioceres Crop Solutions’ website is not part of this report.

Compensation Committee

As of the date of this report, Bioceres Crop Solutions’ compensation committee consists of Federico Trucco, Ari Freisinger and Kyle P. Bransfield, with Ari Freisinger serving as the chair of the compensation committee. As a result of Bioceres Crop Solutions’ status as a “controlled company” under the rules of Nasdaq following the consummation of the business combination, we were not required to have a compensation committee. However, we have established a compensation committee, the majority of which consists of independent directors.

The compensation committee has the sole authority to retain and terminate any compensation consultant, to assist in the evaluation of employee compensation and to approve consultants’ fees and the other terms and conditions of consultants’ retention. The compensation committee will also, among other matters:

●	assist the Board of Directors in developing and evaluating potential candidates for executive officer positions and oversee the development of executive succession plans;

●	administer, review and make recommendations to our Board of Directors regarding Bioceres Crop Solutions’ compensation plans;
●	annually review and approve Bioceres Crop Solutions’ corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluate each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and any equity and non-equity incentive compensation, subject to approval by our Board of Directors;
●	provide oversight of management’s decisions regarding the performance, evaluation and compensation of other officers; and
●	review Bioceres Crop Solutions’ incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking and review and discuss, at least annually, the relationship between risk management policies and practices, business strategy and executive officer compensation.

Nominating and Governance Committee

Bioceres Crop Solutions’ nominating and governance committee consists of Carlos Camargo de Colón, Ari Freisinger and Kyle P. Bransfield, with Carlos Camargo de Colón serving as the chair of the nominating and governance committee. As a result of Bioceres Crop Solutions’ status as a “controlled company” under the rules of Nasdaq following the consummation of the business combination, we were not required to have a nominating and governance committee. However, we have established a nominating and governance committee, the majority of which consists of independent directors. The nominating and governance committee will, among other matters:

●	evaluate the independence of directors and nominate individuals to serve as directors;
●	review the committee structure of our Board of Directors and recommend directors to serve as members or chairs of each committee of our Board of Directors;
●	review and recommend committee slates annually and recommend additional committee members to fill vacancies as needed;
●	develop and recommend to our Board of Directors a set of corporate governance guidelines applicable to Bioceres Crop Solutions and, at least annually, review such guidelines and recommend changes to our Board of Directors for approval as necessary; and
●	oversee the annual self-evaluation of our Board of Directors.

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

Nasdaq corporate governance exemptions

We are a “controlled company” under Nasdaq rules. Controlled companies under Nasdaq rules are companies of which more than 50% of the voting power for the appointment of directors is held by an individual, a group or another company. The Parent controls more than 50% of the voting power of Bioceres Crop Solutions’ shares and, as a result, under the Nasdaq’s current listing standards, Bioceres Crop Solutions qualifies for and intends to rely on the controlled company exception under the corporate governance rules of the Nasdaq. As a controlled company, Bioceres Crop Solutions is not required to have (1) a majority of “independent directors” on its board of directors or (2) a compensation committee and a nominating and governance committee, although we have established a compensation committee and a nominating and governance committee, the majority of which consists of independent directors. The controlled company exception does not modify the independence requirements for the audit committee, and Bioceres Crop Solutions has complied with the requirements of Nasdaq rules, which require that its audit committee be composed of at least three members, all of whom are independent directors.

D.Employees

The table below shows our employees by role and location, as of the dates indicated, and does not include employees of our research collaborators or joint venture partners.

	As of June 30,
	2021	2020	2019
Management and administrative	283	266	250
Sales	177	146	122
Argentina	104	86	78
Brazil	54	43	25
Rest of Latin America	15	14	15
North America, Europe and Asia	4	3	4
Research and development services	37	35	37
Total	497	447	409

Our management, administrative and research and development services employees are located mainly in Argentina.

E.Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2021, by our directors and senior management and major shareholders. For the purposes of this table, a person is deemed to have “beneficial ownership” of any shares on a given date in which such person has the right to acquire within the 60 days after such date. For the purpose of computing the percentage of outstanding shares held by each person, or group of persons, named below on a given date, any security which such person or persons have the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. They have the same voting rights as all other holders of ordinary shares.

Beneficial owners	Number of shares	% owned
Federico Trucco	223,864	*
Enrique López Lecube	161,426	*
Ricardo Yapur	110,934	*
Gloria Montaron Estrada	103,595	*
Gerónimo Watson	113,052	*
Jorge Wagner	93,845	*
Carlos Camargo de Colón	16,284	*
Natalia Zang	—	—
Ari Freisinger	17,482	*
Kyle P. Bransfield(1)	193,141	*

5% Shareholders
Bioceres LLC(2)	23,572,333	574
Biotech Investment Holding Ltd	7,991,226	194

Notes:—

*Less than 1%

(1)	Includes shares held by Union Acquisition Associates, LLC, an entity controlled by Mr. Bransfield.
(2)	Represents shares and the shared power to vote 3,202,683 ordinary shares pursuant to Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp., held by Bioceres LLC, a limited liability company incorporated under the laws of Delaware, with its registered office at 1209 Orange Street, Wilmington 19801-1120, County of New Castle. Bioceres LLC is wholly owned by Bioceres S.A., a company organized under the laws of Argentina with its registered office at Ocampo 2010bis, Predio CCT, Rosario, Argentina. As a result, Bioceres S.A. may be deemed to be the ultimate beneficial owner of shares of common stock held by Bioceres LLC. 10.2% of Bioceres S.A.’s equity interest is owned by BAF Latam Credit Fund B.V.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Relationship with the Parent

As of the date of this report, the Parent owns approximately 57.4% of Bioceres Crop Solutions’ voting power and continues to exercise control over the composition of the Board of Directors and any other action requiring the approval of the shareholders of Bioceres Crop Solutions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Securities—Bioceres S.A. controls us, and its interests may conflict with yours in the future.”

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

Rizobacter Compensation. In return for the services provided by INDEAR during the one-year term ended June 30, 2021, Rizobacter Argentina S.A. paid an amount of US$0.9 million.

Bioceres Semillas Compensation. In return for the services provided by INDEAR during the one-year term ended June 30, 2021, Bioceres Semillas paid an amount of US$0.3 million.

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

Compensation. INDEAR shall pay an annual amount of US$54,000.

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

Compensation. Synertech Industrias S.A. must pay an amount of US$19,505 on monthly basis.

Other Related Party Transactions

The following are certain other transactions with our directors, executive officers and shareholders. Omitted periods below signify that there were no transactions in such period or the value of such transaction was a de minimis amount.

Sales by and between Rizobacter and Ricardo Yapur, Managing Director of Rizobacter

Ricardo Yapur, Managing Director of Rizobacter purchased products of Rizobacter during fiscal year ended June 30, 2021, 2020 and 2019, for US$0.4 million, US$0.6 million and US$0.3 million, respectively.

Collaboration Agreement by and between Rizobacter and Espartina S.A. controlled by Marcelo Carrique, President of Rizobacter

Collaboration agreement by and between Espartina S.A. and Rizobacter (the “Collaboration Agreement”), pursuant to which Espartina S.A. performs services related to planting and harvesting of multiple crops for the 2020-2021 season and Rizobacter provides agricultural supplies at a price on arms’ length terms, that is, at the price offered to third parties under the same conditions. The parties to the Collaboration Agreement will distribute the profits according to their contributions.

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

Tender Agreement

See “Item 10. Additional Information—C. Material Contracts—Tender Agreement.”

Tender and Lock-up Agreement

See “Item 10. Additional Information—C. Material Contracts—Tender and Lock-up Agreement.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

Registrants will be required to apply the new rules no later than the beginning of the registrant’s fiscal year beginning after December 31, 2020 (the mandatory compliance date). However, voluntary early compliance is permitted provided that the new rules are applied in their entirety from the date of early compliance. We have decided to apply the new amended rules early.

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

Contingent Fee Payment of US$17.3 Million Related to Precautionary Measure (Medidas Cautelares) in Connection with Rizobacter Acquisition

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we currently own 80.00% of Rizobacter’s capital stock through our subsidiary RASA Holding, 29% of which are subject to a precautionary measure issued pursuant to an injunction that affects 44% of the total share capital of Rizobacter. In addition, the precautionary measure also covers 30% of the dividends distributed on such shares, directing such percentage of dividends into a judicially created escrow account. Simultaneously with the exercise of the Rizobacter Call Option, 1,330,156 of the BIOX shares representing 10% of Rizobacter shares subject to the precautionary measures were pledged to Bioceres S.A. The precautionary measure relates to litigation among historical shareholders of Rizobacter arising from a disputed transfer of shares that occurred in 1995. In the event the contingencies are lifted, the Parent may be obligated to pay a contingent fee payment of US$17.3 million to certain selling shareholders of Rizobacter. Conversely, in the event that the court rules against the free transferability of the affected shares, the Parent would not be obligated to pay the contingent fee payment but we may be obligated to return certain shares, thereby reducing our equity participation in Rizobacter. Moreover, pursuant to certain financial agreements entered into by the Company, RASA Holding pledged 41.3% of its shares in Rizobacter as collateral. Therefore, in an event of default with respect to our debt obligations, we would be obligated to sell certain shares, thereby reducing our equity participation in Rizobacter. For further information on the precautionary measure, see “Item 3. Key Information—D. Risk Factors—Risks Related to Rizobacter’s Acquisition—Certain of the Rizobacter shares are subject to a judicial injunction” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Convertible Notes.”

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

B.Significant Changes

No significant change has occurred other than as described in this report since the date of our most recent audited financial statements.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

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

Upon consummation of the business combination, our ordinary shares and public warrants started trading on the NYSE American under the symbols “BIOX” and “BIOX WS,” respectively. On July 27, 2020, we filed a Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO with the SEC, pursuant to which the Company offered to exchange any and all of its 24,200,000 outstanding Warrants for either 0.12 ordinary shares or $0.45 in cash, at the election of the holder. A minimum participation of 51% of the Warrants was required as a condition to the Offer to Exchange, in order to amend the Warrant Agreement governing the Warrants to allow BIOX to subsequently redeem all Warrants not tendered or exchanged pursuant to the Offer to Exchange. Approximately 91% of all Warrants were tendered or exchanged pursuant to the Offer to Exchange. Following completion of the Offer to Exchange, BIOX implemented the amendment to the Warrant Agreement and redeemed the remaining Warrants, thereby retiring all of its Warrants on August 27, 2020.

On April 26, 2021, we ceased listing and trading of our ordinary shares on NYSE American LLC at the close of trading on April 26, 2021, and the listing and trading of the ordinary shares commenced on The Nasdaq Global Select Market on April 27, 2021.

Restrictions on transfer

The ordinary shares issued in the business combination are, unless registered for resale, subject to restrictions on transfer, in accordance with the Securities Act.

B.Plan of Distribution

Not applicable.

C.Markets

The Nasdaq Global Select Market.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

Objects

Our Articles state that the objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Directors

Our Articles do not restrict our directors’ power to vote in respect of any contract or transaction in which they are interested (provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon), vote on compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own securities of the Company in order to serve as directors.

Ordinary shares

Holders of ordinary shares are entitled to receive ratable dividends when and if declared by our Board of Directors out of funds legally available therefore, subject to any rights of any outstanding series of preferred shares.

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

Share Buy-Back Program

On May 6, 2020, the Board of Directors of the Company approved a program to repurchase its own securities for an aggregate of up to US$5,000,000 to enhance the allocation of capital to certain equity-finance obligations. The Buy-Back Program is expected to be implemented through open market purchases and will last for up to 24 months. As of June 30, 2021, the Company acquired 464,455 shares under the Buy-Back Program.

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

Appointment of Directors

Our board consists of eight directors. Each of our directors will have a term that expires at BIOX’s annual general meeting in 2022, or until their respective successors are duly appointed and qualified, or until their earlier resignation, removal or death. There will be no cumulative voting with respect to the appointment of directors, with the result that directors will be appointed by a majority of the votes cast at an annual general meeting of BIOX.

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

C.Material Contracts

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

Rizobacter Shareholders’ Agreement

Prior to the consummation of the business combination, Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp. (“IPS”) entered into a shareholders agreement, pursuant to which, among other things, (i) Bioceres LLC has a right of first refusal for any transfer of ordinary shares held by Pedro Enrique Mac Mullen, María Marta Mac Mullen and IPS, (ii) each party has a tag-along right with respect to sales of ordinary shares by other parties, (iii) Bioceres LLC has a drag-along right to cause the sales of ordinary shares held by Pedro Enrique Mac Mullen, María Marta Mac Mullen and IPS in connection with a third-party offer to buy a number of ordinary shares that exceed the number of shares held by Bioceres LLC and (iv) Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and IPS agreed to vote in agreement with Bioceres LLC at any shareholders meeting during the existence of such shareholders agreement.

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

Note Purchase Agreement

On March 6, 2020 BIOX as borrower, and the purchasers party thereto and Solel Partners LP, as collateral agent, entered into a Note Purchase Agreement by means of which the company issued Secured Convertible Notes for an amount of US$42.5 million. The Notes mature 36 (thirty-six) months after the closing date, i.e. on March 6 of 2023 unless earlier converted or repurchased. The conversion price of the Notes is US$8.00 per share (the “Strike Price”), representing a premium of approximately 49% over the 60-day VWAP (volume weighted average price) of Bioceres common stock on the NYSE on March 6, 2020. The Notes will be convertible into cash, ordinary shares of the Company or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, the Company might elect to convert the Notes into ordinary shares of the Company through a mandatory conversion, provided that the Company´s free float exceeds US$100 million and the share price has traded above the Strike Price for 10 consecutive days. The Notes are guaranteed by; (a) corporate guarantees; (b) an Intercompany Loan Pledge Agreement; (c) a share pledge granted by RASA Holding LLC of 41.3% of its shares in Rizobacter Argentina S.A., representing 33% of the capital stock of Rizobacter Argentina S.A.; and (d) an account pledge agreement and fiduciary assignment agreement granted by Rizobacter Do Brasil Ltda.

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

Amendment to the Warrant Agreement

Upon the successful completion of the Exchange Offer on August 25, 2020, and as previously announced, the Company amended the Warrant Agreement to allow the Company to redeem any warrants not validly tendered.

A total of 21,938,774 Warrants were validly tendered and not properly withdrawn prior to the expiration of the Offer. The Company amended the Warrant Agreement and redeemed the 2,261,226 Warrants that were not validly tendered or exchanged pursuant to the Offer for US$0.405 in cash per Warrant.

D.Exchange Controls

Under Decree No. 260/2002, as amended, the Argentine government set up an exchange market (the FX Market) through which all foreign currency exchange transactions must be made.

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

Pursuant to the foreign exchange regulations currently in force, among others:

(1)	The prior authorization of the Argentine Central Bank is required for the access to the FX Market for the purchase of foreign currency, for the following purposes, among others:
●	For portfolio investment purposes for more than US$200 per calendar month by individuals, subject to certain additional requirements and restrictions, including the filing of an affidavit by which the client states that he or she has not sold and commits not to sell securities for U.S. dollars in the preceding and following 90 consecutive days;
●	For portfolio investment purposes by legal entities, local governments, funds, trusts and foreign legal entities;
●	In excess of US$100 by non-Argentine resident individuals; provided that such individual may only access the FX Market to purchase up to US$100 to the extent that during the immediately preceding 90 consecutive days it sold an equal or higher amount of foreign currency through FX Market;
●	For the payment of dividends and transfer of earnings out of Argentina, except up to an amount equal to 30% of the value of all new capital contributions of foreign direct investments made to the Argentine resident since such date to the extent that the proceeds of those capital contributions have been repatriated into Argentina and converted into pesos through FX Market and they have been capitalized and the registration of such capitalization has been requested before the Public Registry of Commerce;
●	For the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates, except under certain limited exceptions;
●	For the repayment of principal maturing on or before the Temporal Scope under external financial indebtedness with non-related parties and foreign-currency-denominated securities issued in the local market (including, in both cases, the indebtedness of financial institutions for own operations and excluding borrowings granted or guaranteed by international organizations and official credit agencies) unless the Refinancing Plan is furnished with the Argentine Central in order to have access to the FX Market;
●	The Refinancing Plan shall comply, at least, with the following requirements:

-60% of the outstanding principal amount under the relevant financings with maturities falling during the Temporal Scope should be refinanced with a new financing or debt restructuring with an average life of not less than two years; and

-the remaining 40% of the outstanding principal amount under the relevant financings with maturities falling during the Temporal Scope can be repaid under the original terms.

These restrictions do not apply to the repayment of principal for amounts not exceeding U.S.$ 2 million per calendar month in all financial institutions. In addition, access to the FX Market for the repayment of principal amounts in excess of 40% of the outstanding principal amounts under the relevant financing will be granted in certain cases provided by the foreign exchange regulations, such as the issuance of Export Increase Certificates (for the amount provided by said certificates”) or the repatriation and exchange into Pesos of new securities issuances or external financial debts.

The Refinancing Plan must be filed at least 30 calendar days before the maturity date of the relevant financings to be refinanced.

The foreign exchange regulations establish that the Refinancing Plan should not be furnished in the following cases:

-financial indebtedness originated as of January 1, 2020 and whose proceeds have been repatriated and exchanged into Pesos through the FX Market;

-	indebtedness originated as of January 1, 2020 and that constitute refinancing to reach the parameters established before; and
-	the remaining portion of maturities already refinanced to the extent that the refinancing reached the parameters established before including hold-outs of refinanced debt.
●	Subject to certain exemptions, until December 31, 2021, for the payment of principal under financial indebtedness to related parties;
●	For the pre-payment of indebtedness for the import of goods and services;
●	Until December 31, 2021, the prior consent from the Argentine Central Bank shall be required to have access to the FX Market to make payments of imports of goods or advance payments of imports of goods or repayment of the principal amount of debts originated in the import of goods, except if certain conditions or exceptions are met;
●	The main condition provided by the foreign exchange regulations to grant access to the FX Market for the payment of imports of goods is that the client shall file with the relevant financial or foreign exchange institution an affidavit stating that the total amount of payments related to its imports of goods processed through the FX Market on or after January 1, 2020, including the payment for which clearance is being requested, does not exceed by more than the equivalent amount of U.S.$ 250,000 taking into account certain specific and complex FX Market guidelines;
●	For the payment of services to foreign related parties except for expenses payable for their normal operation.

In addition to all the foregoing, access to the FX Market for the purchase of foreign currency is subject to the filing by the client of an affidavit declaring that (a) (x) it has not performed the following blue-chip swap transactions (sale or swap of securities settled against foreign currency or transfer of securities to depositories outside Argentina) within the prior 90 consecutive days, and (y) commits not to perform such blue-chip transactions within the following 90 consecutive days; (b) all its holdings of foreign currency in Argentina are deposited at local bank accounts; (c) does not hold liquid foreign assets (i.e. holdings of foreign currency) outside Argentina in excess of US$100,000; (d) commits to settle through the FX Market, within the five business days from settlement, all amounts received outside Argentina from the payment of loans granted to third parties, withdraw or expiration of term deposits or sale of any assets, when the asset was acquired, the term deposit made or the loan granted, after May 28, 2020; and e) stating that as of the date on which access to the FX Market is requested, and in the 90 preceding days, no funds in local currency or other liquid local assets were delivered in Argentina to any individual or legal entity exercising a ‘direct control’ relationship, excluding transactions directly associated with the acquisition of goods and services in the regular course of business. Alternatively to (e), above, an affidavit may be submitted by the ‘direct controllers’ of the legal entity requesting access to the FX Market, including the sworn statements mentioned on items (b) and (c), which shall apply exclusively to funds in local currency or other liquid local assets delivered as from July 12, 2021.

(2)

The access to the FX Market for the purchase of foreign currency for any of the payments described above is subject to the compliance with the foreign indebtedness information regime before the Argentine Central Bank.

(3)

The proceeds of the disbursements of foreign financial loans incurred since September 1, 2019 must be transferred into Argentina and converted into pesos (the “Repatriation”) in order for the Argentine resident debtor to have access to the FX Market for the payment of principal and interests under such foreign financial loan on their scheduled maturity.

(4)

Access to the FX Market is prohibited for the purchase of foreign currency for payment of local debts and other obligations incurred in foreign currency between Argentine residents since September 1, 2019.

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

(6)

The collections of foreign currency by Argentine residents out of Argentina for the export of the following goods since September 2, 2019 are subject to mandatory Repatriation, within the terms described in each case, computed from the shipment date:

●	15 consecutive days for crops and soybean oil;
●	30 consecutive days for hydrocarbons and derivatives;
●	60 consecutive days for exports between related parties not including the goods described above and for metal ores and precious metals;
●	180 consecutive days for all other goods; and
●	365 consecutive days for small exports under the EXPORTA SIMPLE program for medium and small companies with annual FOB exports of less than US$600,000 and individual exports of less than US$15,000 each.
●	Regardless of the applicable maximum terms described above, upon collection of the export, the proceeds thereof must be sold in the FX Market for pesos no later than five business days from the date of collection.

(7)The collections of foreign currency by Argentine residents out of Argentina for the export of services are subject to mandatory Repatriation within the 5 consecutive days computed from the date of payment or collection.

E.Taxation

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

The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders. The Cayman Islands is not party to a double tax treaty with any country that is applicable to any payments made to or by the Company.

The Company has applied for, and received, an undertaking from the Financial Secretary of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to or its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of the Company.

Material U.S. Federal Income Tax Considerations

General

The following is a summary of certain U.S. federal income tax consequences for U.S. Holders and Non-U.S. Holders (each, as defined below) of ordinary shares of the Company that hold the ordinary shares as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the ownership or disposition of ordinary shares by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, non-U.S. or other tax laws.

This summary also does not address tax considerations applicable to investors that own (directly, indirectly or by attribution) 5 per cent. or more of the ordinary shares of the Company by vote or value, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as:

●	financial institutions,
●	insurance companies,
●	individual retirement accounts and other tax-deferred accounts,
●	tax-exempt organizations,
●	dealers in securities or currencies,
●	investors that will hold the ordinary shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes,
●	persons that have ceased to be U.S. citizens or lawful permanent residents of the United States or are U.S. expatriates,
●	investors holding the ordinary shares in connection with a trade or business conducted outside of the United States,
●	U.S. Holders whose functional currency is not the U.S. dollar,
●	Non-U.S. Holders holding the ordinary shares in connection with a trade or business conducted within the United States, or
●	Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year at disposition.

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

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds ordinary shares will depend on the status of the partner and the activities of the partnership. Investors that are entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisers concerning the U.S. federal income tax consequences to them and their partners of the acquisition, ownership and disposition of ordinary shares by the partnership.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. INVESTORS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

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

Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75 per cent. of its gross income is “passive income” or (ii) at least 50 per cent. of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. The Company does not believe that it should be treated as a PFIC for U.S. federal income tax purposes for the current taxable year as a result of the business combination, but the Company’s possible status as a PFIC must be determined annually and therefore may be subject to change. This determination will depend in part on whether the Company continues to earn substantial amounts of operating income, as well as on the market valuation of the Company’s assets and the Company’s spending schedule for its cash balances. Passive income generally includes interest, dividends, rents, royalties and gains from commodities transaction). Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Cash is a passive asset.

The Company does not believe that it was a PFIC for its most recent taxable year and does not expect to be a PFIC for the current taxable year. However, a company’s PFIC status is an annual factual determination that can be made only after the end of each taxable year and the Company’s PFIC status for any taxable year will depend on the composition of its income and assets and the value of its assets from time to time (which may be determined, in part, by reference to the market price of its Shares, which could be volatile) and the manner in which it operates its projects. Furthermore, the Company owns, and may continue to own, minority stakes in entities or joint ventures. Any entities or joint ventures in which the Company owns a less than 25% minority stake will generally be treated as a passive asset for purposes of the PFIC rules. Accordingly, no assurance can be given that the Company will not be a PFIC for any taxable year. If the Company is a PFIC for any taxable year and any entity in which it owns or is deemed to own equity interests is also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder will be deemed to own a proportionate amount (by value) of the shares of each such Lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC, and (ii) dispositions of shares of Lower-tier PFICs, in each case as if such U.S. Holder held such shares directly, even though such U.S. Holder did not receive any proceeds of those distributions or dispositions.

If the Company is a PFIC in any year during which a U.S. Holder owns ordinary shares, and the U.S. Holder has not made a mark-to-market or qualified electing fund election (if available), the U.S. Holder generally will be subject to special rules with respect to (i) any “excess distribution” (generally, any distributions treated as received by the U.S. Holder on the ordinary shares in a taxable year that are greater than 125 per cent. of the average annual distributions treated as received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder holds the Shares, the Company would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such holder owns the Shares even if the Company ceases to meet the threshold requirements for PFIC status. Dividends paid by the Company in any year for which it is a PFIC or any year following such year will not be eligible for the reduced rate of tax described above under “Dividends”.

A U.S. Holder who has made a qualified electing fund (“QEF”) election (on or before the due date of the U.S. Holder’s tax return for the first taxable year to which the QEF applies) or a mark-to-market election with respect to the ordinary shares will not be subject to the PFIC regime if the Company ceases to be a PFIC. If the Company becomes a PFIC in future years, any prior QEF or mark-to-market election made by a U.S. Holder would still be valid, and new elections would not have to be made. However, a mark-to-market election cannot be made for any Lower-tier PFICs. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to their indirect ownership of shares in any Lower-tier PFICs.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

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

I.Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

Our Board of Directors has overall responsibility for establishing and monitoring our risk management objectives and policies. While it retains ultimate responsibility for risk management, it has delegated the day-to-day monitoring to the executive management team to design and operate processes that ensure effective implementation of the risk management objectives and policies, with periodic reports to the board. Our audit committee will also review the risk management policies and processes, and report findings to the board. The overall objective of the board is to set policies that seek to reduce risk as far as possible without unduly affecting our competitiveness and flexibility.

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

For further information on our market risks, please see Note 15 to our audited consolidated financial statements included elsewhere in this report.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Not applicable.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.Defaults

Not applicable.

B.Arrears and Delinquencies

Not applicable.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2021. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2021, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

B.Management’s Annual Report on Internal Control Over Financial Reporting

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as adopted by the IASB and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of June 30, 2021. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on their assessment, management concluded that, as of June 30, 2021, our internal control over financial reporting is effective based on those criteria.

C.Attestation Report of the Registered Public Accounting Firm

This report does not include an attestation report of internal controls from our independent registered public accounting firm due to our status as an emerging growth company under the JOBS Act.

D.Changes in Internal Control Over Financial Reporting

During the period covered by this annual report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.Reserved

A.Audit Committee Financial Expert

Our board of directors has determined that Ari Freisinger is an “audit committee financial expert” as defined by the SEC item 16A of Form 20-F. All members of the audit committee are independent directors as defined in the Nasdaq Global Select Market corporate governance standards and Rule 10A-3 under the Exchange Act.

B.Code of Ethics

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

C.Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (“PwC”) have acted as our principal accountants for the years ended June 30, 2021 and 2020. The following is a summary of fees paid or to be paid to PwC for services rendered for each of the last two fiscal years.

Audit Fees

Audit fees consist of fees billed for standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and for services that are normally provided by PwC in connection with regulatory filings. The aggregate fees billed by PwC for professional services rendered for the audit of our annual consolidated financial statements and review of the financial information included in our required filings with the SEC for the year ended June 30, 2021 and 2020 totaled US$0.5 million and US$1.5 million, respectively.

Audit-Related Fees

Audit-related fees billed consist of fees for services such as auditing of non-recurring transactions, reviews of semi-annual financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings. PwC did not bill us for audit-related services for the years ended June 30, 2021 and 2020.

Tax Fees

Tax services relate to the aggregated fees for services on tax compliance. The aggregate fees  by PwC for tax fees for the year ended June 30, 2021 and 2020 amounted to US$23,921 and US$8,232, respectively.

All Other Fees

We did not pay PwC for other services for the years ended June 30, 2020 and 2021.

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

D.Exemptions from the Listing Standards for Audit Committees

No exemptions from the listing standards for our audit committee.

E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

F.Change in Registrant’s Certifying Accountant

Not applicable.

G.Corporate Governance

We are exempt from certain corporate governance requirements of the Nasdaq Global Select Market by virtue of being a “foreign private issuer.” Although our foreign private issuer status exempts us from most of the Nasdaq Global Select Market’s corporate governance requirements, we intend to voluntarily comply with these requirements, except those from which we would be exempt by virtue of being a “controlled company.” Our Parent Company controls, directly or indirectly, a majority of the voting power of our issued and outstanding shares and we are a controlled company within the meaning of the Nasdaq Global Select Market corporate governance standards, entitled to certain limited corporate governance exemptions. Under these Nasdaq Global Select Market standards, a controlled company may elect not to comply with certain Nasdaq Global Select Market corporate governance requirements, including the requirements that:

●	a majority of the board of directors consist of independent directors;
●	the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
●	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
●	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

As a controlled company, we utilize certain of these exemptions, including the exemption from the requirement to have a compensation committee that is entirely composed of independent directors.

As a result of the foregoing exemptions, we can cease voluntary compliance at any time, and you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Global Select Market corporate governance requirements.

H.Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.FINANCIAL STATEMENTS

Financial Statements are filed as part of this report, see page F-1.

ITEM 19.EXHIBITS

1.1*

Amended and Restated Memorandum and Articles of Association of Bioceres Crop Solutions Corp. (Incorporated by reference to Exhibit 3.1 to Amendment No.1 to BIOX’s registration statement on Form F-1 (File No. 333-231883), filed with the SEC on July 12, 2019)

1.2*	Certificate of Name Change (Incorporated by reference to Exhibit 1.2 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)
2.2*

Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, among Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp. (Incorporated by reference to Exhibit 2.4 to BIOX’s Annual Report on Form 20-F (File No. 001-38836), filed with the SEC on October 24, 2019)

2.3*

Note Purchase Agreement, dated as of March 6, 2020, by and among Bioceres Crop Solutions Corp., as borrower, the purchasers party thereto and Solel Partners LP, as collateral agent (Incorporated by reference to Exhibit 99.2 to BIOX’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on March 9, 2020)

4.1*

Share Exchange Agreement, dated as of November 8, 2018, by and among Union Acquisition Corp., Joseph J. Schena, in his capacity as the Pre-Closing Union Representative, and Bioceres, Inc. (Incorporated by reference to Exhibit 2.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on November 8, 2018)

4.2*

Amendment to the Share Exchange Agreement, dated as of December 19, 2018 (Incorporated by reference to Exhibit 10.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on December 20, 2018)

4.3*

Shareholders Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp., Bioceres LLC and the shareholders named therein (Incorporated by reference to Exhibit 4.3 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

4.4*

Amended and Restated Registration Rights Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp. and the Investors named therein (Incorporated by reference to Exhibit 4.5 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

4.5*

Indemnification Agreement, dated as of March 14, 2019, by and between Bioceres Crop Solutions Corp. and its directors (Incorporated by reference to Exhibit 4.12 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

4.6*	Side Letter to Exchange Agreement (Incorporated by reference to Exhibit 10.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on March 14, 2019)
4.7*	Share Transfer Agreement (Incorporated by reference to Exhibit 10.2 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on March 14, 2019)
4.8*

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
4.10*

Offer to Exchange of Bioceres Crop Solutions Corp., dated July 27, 2020 (Incorporated by reference to Exhibit (a)(1)(A) to BIOX’s Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (File No. 005-90962), filed with the SEC on July 27, 2020)

4.11*

Tender and Lock-Up Agreement, dated as of July 27, 2020, between Bioceres Crop Solutions Corp. and Bioceres LLC (Incorporated by reference to Exhibit (a)(1)(C) to BIOX’s Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (File No. 005-90962), filed with the SEC on July 27, 2020)

4.12*

Tender Agreement, dated as of July 27, 2020, among Bioceres Crop Solutions Corp., Union Group International Holdings Limited and Union Acquisition Associates, LLC (Incorporated by reference to Exhibit (a)(1)(D) to BIOX’s Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (File No. 005-90962), filed with the SEC on July 27, 2020)

4.13*

Amendment to Warrant Agreement, dated as of August 25, 2020, between Continental Stock Transfer & Trust Company and Bioceres Crop Solutions Corp. (Incorporated by reference to Exhibit 4.13 to BIOX’s Form 20-F (File No. 001-38836), filed with the SEC on October 21, 2020)

8.1	List of subsidiaries of Bioceres Crop Solutions Corp., as of June 30, 2021: See “Item 4. Information on the Company—C. Organizational Structure.”
12.1	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Financial Officer
13.1	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer
13.2	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer
15.1

Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Crop Solutions Corp.’s consolidated financial statements [NOTE TO THE PRINTER: PLEASE ADJUST THE DATE OF EXHIBIT 15.1 TO THE FILING DATE, WHICH IS OCTOBER 29, 2021]

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: October 29, 2021
BIOCERES CROP SOLUTIONS CORP.

	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer

BIOCERES CROP SOLUTIONS CORP.

Consolidated financial statements as of and for the years ended
June 30, 2021, 2020 and 2019.

Report of independent registered public accounting firm

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp and its subsidiaries (the “Company”) as of June 30, 2021, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/Price Waterhouse & Co. S.R.L.

/s/Gabriel Marcelo Perrone
Gabriel Marcelo Perrone
Partner

Rosario, Argentina

September 30, 2021

We have served as the Company's auditor since 2018.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2021, 2020 and 2019

(Amounts in US$)

	Notes	06/30/2021	06/30/2020	06/30/2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	36,046,113	42,522,861	3,450,873
Other financial assets	7.2	11,161,398	13,436,393	4,683,508
Trade receivables	7.3	88,784,172	73,546,633	59,236,377
Other receivables	7.4	11,153,705	4,770,672	1,981,829
Income and minimum presumed income taxes recoverable	9	990,881	112,220	1,263,795
Inventories	7.5	61,037,551	29,338,548	27,322,003
Biological assets	7.6	2,315,838	965,728	270,579
Total current assets		211,489,658	164,693,055	98,208,964

NON-CURRENT ASSETS
Other financial assets	7.2	1,097,462	322,703	376,413
Trade receivables	7.3	135,739	—	—
Other receivables	7.4	2,543,142	1,703,573	1,560,310
Income and minimum presumed income taxes recoverable	9	12,589	6,029	1,184
Deferred tax assets	9	3,278,370	2,693,195	3,743,709
Investments in joint ventures and associates	13	30,657,173	24,652,792	25,321,028
Property, plant and equipment	7.7	47,954,596	41,515,106	43,834,548
Intangible assets	7.8	67,342,362	35,333,464	39,616,426
Goodwill	7.9	28,751,206	25,526,855	29,804,715
Right of use asset	16	1,327,660	1,114,597	—
Total non-current assets		183,100,299	132,868,314	144,258,333
Total assets		394,589,957	297,561,369	242,467,297

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2021, 2020 and 2019

(Amounts in US$)

	Notes	06/30/2021	06/30/2020	06/30/2019
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	7.1	72,091,408	57,289,862	40,578,494
Borrowings	7.11	76,785,857	63,721,735	66,477,209
Employee benefits and social security	7.12	4,680,078	4,510,592	5,357,218
Deferred revenue and advances from customers	7.13	6,277,313	2,865,437	1,074,463
Income tax payable	9	7,452,891	1,556,715	142,028
Government grants	7.14	—	1,270	2,110
Consideration for acquisition	6	—	—	2,826,611
Lease liabilities	16	750,308	665,098	—
Total current liabilities		168,037,855	130,610,709	116,458,133

NON-CURRENT LIABILITIES
Borrowings	7.11	47,988,468	41,226,610	37,079,521
Employee benefits and social security	7.12	—	534,038	—
Government grants	7.14	784	2,335	8,098
Joint ventures and associates	13	1,278,250	1,548,829	1,970,903
Deferred tax liabilities	9	25,699,495	16,858,125	21,101,871
Provisions	7.15	449,847	417,396	439,740
Consideration for acquisition	6	11,790,533	452,654	452,654
Private warrants	7.16	—	1,686,643	2,861,511
Convertible notes	7.17	48,664,012	43,029,834	—
Lease liabilities	16	390,409	444,714	—
Total non-current liabilities		136,261,798	106,201,178	63,914,298
Total liabilities		304,299,653	236,811,887	180,372,431

EQUITY
Equity attributable to owners of the parent		67,743,242	46,179,395	47,301,863
Non-controlling interests		22,547,062	14,570,087	14,793,003
Total equity		90,290,304	60,749,482	62,094,866
Total equity and liabilities		394,589,957	297,561,369	242,467,297

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30, 2021, 2020 and 2019

(Amounts in US$)

	Notes	06/30/2021	06/30/2020	06/30/2019
Revenues from contracts with customers	8.1	206,697,620	172,350,699	160,308,979
Government grants		2,302	24,732	16,372
Initial recognition and changes in the fair value of biological assets		2,826,255	716,741	279,945
Total		209,526,177	173,092,172	160,605,296

Cost of sales	8.2	(118,641,803)	(93,575,588)	(86,964,881)
Research and development expenses	8.3	(5,617,655)	(4,195,270)	(3,689,391)
Selling, general and administrative expenses	8.4	(47,601,901)	(38,345,028)	(39,243,800)
Share of profit or loss of joint ventures and associates	13	997,429	2,477,193	1,012,486
Other income or expenses, net		(279,359)	(307,499)	365,900
Operating profit		38,382,888	39,145,980	32,085,610
Financial cost	8.5	(21,240,236)	(20,880,526)	(23,414,834)
Other financial results	8.5	(6,612,104)	(11,822,116)	(18,043,383)
Profit (loss) before income tax		10,530,548	6,443,338	(9,372,607)
Income tax	9	(14,351,170)	(2,206,710)	(6,986,284)
(Loss) profit for the year		(3,820,622)	4,236,628	(16,358,891)

(Loss) Profit per share
Basic (loss) profit attributable to ordinary equity holders of the parent (1)	10	(0.1752)	0.0930	(0.6027)
Diluted (loss) profit attributable to ordinary equity holders of the parent	10	(0.1752)	0.0922	(0.6027)
Weighted average number of shares
Basic (1)	10	39,218,632	36,120,447	30,478,390
Diluted	10	39,218,632	36,416,988	30,478,390

(1) For the years ended June 30, 2021 and 2019 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30,2021, 2020 and 2019

(Amounts in US$)

(Loss) profit for the year	(3,820,622)	4,236,628	(16,358,891)

Other comprehensive income (loss)	10,051,318	(9,682,116)	3,904,365

Items that may be subsequently reclassified to profit and loss	12,733,775	(13,603,205)	5,251,488

Exchange differences on translation of foreign operations from joint ventures	2,657,567	(3,494,761)	11,337
Exchange differences on translation of foreign operations	10,076,208	(10,108,444)	5,240,151
Items that will not be subsequently reclassified to loss and profit	(2,682,457)	3,921,089	(1,347,123)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates (2)	(413,618)	521,406	94,009
Revaluation of property, plant and equipment, net of tax (3)	(2,268,839)	3,399,683	(1,441,132)

Total comprehensive profit (loss)	6,230,696	(5,445,488)	(12,454,526)
(Loss) profit for the period attributable to:
Equity holders of the parent	(6,870,163)	3,359,175	(18,369,045)
Non-controlling interests	3,049,541	877,453	2,010,154
	(3,820,622)	4,236,628	(16,358,891)
Total comprehensive (loss) profit attributable to:
Equity holders of the parent	1,559,264	(5,222,572)	(14,333,037)
Non-controlling interests	4,671,432	(222,916)	1,878,511
	6,230,696	(5,445,488)	(12,454,526)

(2)

The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was ($222,717), ($173,802) and ($47,005) for the years ended June 30, 2021, 2020 and 2019, respectively.

(3)	The tax effect of the revaluation of property, plant and equipment was ($1,389,643), ($1,133,230) and $480,378 for the years ended June 30, 2021, 2020 and 2019, respectively.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2021, 2020 and 2019

(Amounts in US$)

op
	Attributable to the equity holders of the parent
				Stock				Foreign	Revaluation of	Equity / (deficit)
			Own shares	options and				currency	PP&E and effect	attributable to
	Issued	Share	trading	share based	Convertible	Cost of own	Retained	translation	of tax rate	owners of the	Non-controlling
Description	capital	premium	premium	incentives	instruments	shares held	deficit	reserve	change	parent	Interests	Total equity
06/30/2018	2,810	68,023,449	—	102,827	—	—	(26,149,583)	(36,612,070)	8,346,051	13,713,484	19,420,172	33,133,656
Adjustment of opening balance for the application of IAS 29	—	—	—	—	—	—	22,546,341	—	(2,986,317)	19,560,024	7,797,295	27,357,319
Parent company investment (Note 11)	—	(14,558,347)	—	—	—	—	—	—	—	(14,558,347)	—	(14,558,347)
Reverse of stock options	—	—	—	(102,827)	—	—	—	—	—	(102,827)	—	(102,827)
Reverse recapitalization (Note 11)	329	21,905,853	—	—	—	—	—	—	—	21,906,182	—	21,906,182
Private warrants (Note 7.16)	—	(3,432,723)	—	—	—	—	—	—	—	(3,432,723)	—	(3,432,723)
Shares issued - Rizobacter call option (Note 11)	474	21,439,652	—	—	—	—	—	—	—	21,440,126	(14,302,975)	7,137,151
Contribution Semya (Note 6)	—	3,108,981	—	—	—	—	—	—	—	3,108,981	—	3,108,981
Profit/ (loss) of the year	—	—	—	—	—	—	(18,369,045)	—	—	(18,369,045)	2,010,154	(16,358,891)
Other comprehensive income / (loss)	—	—	—	—	—	—	—	5,132,487	(1,096,479)	4,036,008	(131,643)	3,904,365
06/30/2019	3,613	96,486,865	—	—	—	—	(21,972,287)	(31,479,583)	4,263,255	47,301,863	14,793,003	62,094,866
Stock options and share based incentives	—	—	—	3,428,029	—	—	—	—	—	3,428,029	—	3,428,029
Convertible notes (Note 7.17)	—	—	—	—	702,981	—	—	—	—	702,981	—	702,981
Purchase of own shares	—	—	—	—	—	(30,906)	—	—	—	(30,906)	—	(30,906)
Profit for the year	—	—	—	—	—	—	3,359,175	—	—	3,359,175	877,453	4,236,628
Other comprehensive (loss) / income	—	—	—	—	—	—	—	(11,718,618)	3,136,871	(8,581,747)	(1,100,369)	(9,682,116)
06/30/2020	3,613	96,486,865	—	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482
Capitalization of warrants (Note 7.16)	260	7,765,410	(916,202)	—	—	—	—	—	—	6,849,468	—	6,849,468
Shares issued (Note 6)	188	14,999,812	—	—	—	—	—	—	—	15,000,000	—	15,000,000
Share-based incentives (Note 11)	97	1,410,299	—	244,739	—	—	—	—	—	1,655,135	—	1,655,135
Purchase of own shares	—	—	—	—	—	(3,500,020)	—	—	—	(3,500,020)	—	(3,500,020)
Non-controlling interest for business combination (Note 6)	—	—	—	—	—	—	—	—	—	—	3,305,543	3,305,543
(Loss) profit for the year	—	—	—	—	—	—	(6,870,163)	—	—	(6,870,163)	3,049,541	(3,820,622)
Other comprehensive income or (loss)	—	—	—	—	—	—	—	10,575,393	(2,145,966)	8,429,427	1,621,891	10,051,318
06/30/2021	4,158	120,662,386	(916,202)	3,672,768	702,981	(3,530,926)	(25,483,275)	(32,622,808)	5,254,160	67,743,242	22,547,062	90,290,304

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2021, 2020 and 2019

(Amounts in US$)

	Notes	06/30/2021	06/30/2020	06/30/2019
OPERATING ACTIVITIES
(Loss) profit for the year		(3,820,622)	4,236,628	(16,358,891)

Adjustments to reconcile profit to net cash flows
Income tax		14,351,170	2,206,710	6,986,284
Finance results		27,852,340	32,702,642	41,458,217
Depreciation of property, plant and equipment	7.7	3,048,539	2,010,136	2,450,256
Amortization of intangible assets	7.8	2,388,982	2,149,534	2,376,919
Depreciation of leased assets	16	827,320	573,897	—
Transactional expenses		2,022,918	—	4,535,247
Share-based incentive and stock options		1,655,135	3,428,029	(102,827)
Share of profit or loss of joint ventures and associates	13	(997,429)	(2,477,193)	(1,012,486)
Loss of control of subsidiaries		—	—	(10,591)
Provisions for contingencies		158,818	200,525	(246,832)
Allowance for impairment of trade debtors		560,931	1,499,298	686,985
Allowance for obsolescence		579,832	977,817	564,873
Initial recognition and changes in the fair value of biological assets		(2,826,255)	(716,741)	(279,945)
Gain or loss on sale of equipment and intangible assets		733,042	297,289	91,762

Working capital adjustments
Trade receivables		1,986,982	(21,740,661)	41,486,766
Other receivables		(8,330,278)	(4,864,670)	5,768,475
Income and minimum presumed income taxes		5,814,425	1,207,046	2,777,956
Inventories and biological assets		(34,503,283)	(5,305,792)	(8,638,798)
Trade and other payables		(5,831,743)	8,267,538	(33,696,040)
Employee benefits and social security		(693,125)	(477,872)	931,365
Deferred revenue and advances from customers		2,412,315	843,981	66,158
Income and minimum presumed income taxes payable		(1,837,775)	—	(1,705,481)
Government grants		(2,821)	(6,603)	(23,019)
Interest collected		2,979,889	1,027,132	—
Inflation effects on working capital adjustments		(14,735,250)	(16,720,191)	(18,411,540)
Net cash flows (used in)/ generated by operating activities		(6,205,943)	9,318,479	29,694,813

The accompanying Notes are an integral part of these consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2021, 2020 and 2019

(Amounts in US$)

	Notes	06/30/2021	06/30/2020	06/30/2019
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		309,810	51,151	317,953
Investment in joint ventures and associates	13	(101,883)	—	(129,340)
Net cash received from business combination	6	355,804	—	—
Proceeds from financial assets		9,324,335	5,041	—
Investment in financial assets		(4,275,099)	(3,357,407)	—
Purchase of property, plant and equipment	7.7	(2,805,825)	(1,646,697)	(2,044,102)
Capitalized development expenditures	7.8	(3,906,630)	(1,263,730)	(682,530)
Purchase of intangible assets	7.8	(7,210,630)	(1,591,749)	(722,833)
Net cash flows used in investing activities		(8,310,118)	(7,803,391)	(3,260,852)

FINANCING ACTIVITIES
Proceeds from borrowings		143,499,367	135,348,502	88,693,632
Repayment of borrowings, financed payments and interest payments		(126,023,777)	(101,317,621)	(111,084,915)
(Decrease) increase in bank overdrafts and other short-term borrowings		(3,442,491)	(2,331,974)	(4,968,813)
Other financial proceeds or payments, net		(1,415,034)	2,298,360	(854,731)
Reverse capitalization		—	—	1,268,633
Leased assets payments		(728,964)	(433,947)	—
Warrants tender offer payments		(1,030,952)	—	—
Purchase of own shares		(3,500,020)	(30,906)	—
Net cash flows generated (used) by financing activities		7,358,129	33,532,414	(26,946,194)

Net (decrease) increase in cash and cash equivalents		(7,157,932)	35,047,502	(512,233)

Inflation effects on cash and cash equivalents		(5,584,156)	(552,459)	1,681,113

Cash and cash equivalents as of beginning of the year	7.1	42,522,861	3,450,873	2,215,103
Effect of exchange rate changes on cash and equivalents		6,265,340	4,576,945	66,890
Cash and cash equivalents as of the end of the year	7.1	36,046,113	42,522,861	3,450,873

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties balances and transactions are disclosed in Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Index

1.	General information.
2.	Accounting standards and basis of preparation.
3.	New standards, amendments and interpretations issued by the IASB.
4.	Summary of significant accounting policies.
5.	Critical accounting judgments and estimates.
6.	Acquisitions.
7.	Information about components of consolidated Statement of financial position
8.	Information about components of consolidated statement of comprehensive income.
9.	Taxation.
10.	Earnings per share.
11.	Information about components of equity.
12.	Cash flow information.
13.	Joint ventures and associates.
14.	Segment information.
15.	Financial instruments – Risk management.
16.	Leases.
17.	Shareholders and other related parties’ balances and transactions.
18.	Key management personnel compensation.
19.	Share-based payments.
20.	Contingencies, commitments and restrictions on the distribution of profits.
21.	Impact of COVID-19.
22.	Events occurring after the reporting period.

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

stakeholders to adopt environmentally friendlier production practices. The Group has a unique biotech platform with high impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group's agricultural inputs are marketed across more than 30 countries, mainly in Argentina, Brazil, United States, Europe and South Africa.

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

Prior to the consummation of the merger on March 14, 2019, the following steps took place among Bioceres, Inc. and certain of its affiliates (collectively the “Reorganization”). On February 13, 2019, Bioceres, Inc. formed a new subsidiary, BCS Holding Inc. ("BCS Holding"), and contributed all of its crop business net assets to BCS Holding in exchange for 100% of the equity interests in BCS Holding. On February 28, 2019, Bioceres, Inc. converted into Bioceres LLC, and on March 1, 2019, Bioceres S.A., a company organized under the laws of Argentina and our ultimate parent company (the "Parent") contributed all of its equity interest in Bioceres Semillas S.A. ("Bioceres Semillas") to Bioceres LLC in exchange for additional equity interests. In addition, concurrently with the consummation of the business combination on March 14, 2019, the Rizobacter Call Option (as defined below) was exercised, pursuant to which the total indirect ownership of BCS Holding in Rizobacter increased to 80.00% of all outstanding stock of Rizobacter. On October 22,2018, Parent, RASA Holding LLC, a Delaware limited liability company and a wholly owned subsidiary of Bioceres, Inc., now a wholly-owned subsidiary of BCS Holding (“RASA Holding”), and certain Rizobacter's sellers (the “Grantors”) entered into an amended and restated option agreement (as may be amended from time to time, the “Rizobacter Call Option Agreement”), pursuant to which the Parent, RASA Holding or any of their nominated affiliates (including BCS Holding and its subsidiaries, collectively the "Beneficiaries") would have the option (the “Rizobacter Call Option”) to purchase from the Grantors all of their 11,916,000 shares of common stock of Rizobacter Argentina S.A., an Argentine corporation and a subsidiary of RASA Holding (“Rizobacter”), representing 29.99% of all outstanding common stock of Rizobacter.

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

Unless the context otherwise requires, "we," "us," "our,", “Bioceres”, "BIOX," and "Bioceres Crop Solutions" will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

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

Authorization for the issue of the Consolidated financial statements

These Consolidated financial statements of the Group as of and for the years ended June 30, 2021, 2020 and 2019 have been authorized by the Board of Directors of Bioceres Crop Solutions on September 30, 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●	Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.
●	Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

The Group has applied IAS 29 for its subsidiaries in Argentina. IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment to the initial balances was calculated by means of a conversion factor derived from the Argentine price indexes published by the National Institute of Statistics.

The index as of June 30, 2021, 2020 and 2019 was 483.6049, 321.9738 and 225.5730, respectively.

The comparative figures in these consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The subsidiaries of the Group, all of which have been included in the consolidated financial statements of the Group, are as follows:

The Group holds a majority share of the voting rights in all its subsidiaries.

		Country of
		incorporation
		and principal
		place of		% Equity interest
Name	Principal activities	business	Ref	06/30/2021	06/30/2020	06/30/2019
RASA Holding, LLC	Investment in subsidiaries	United States	a	100.00%	100.00%	100.00%
Rizobacter Argentina S.A.	Microbiology Business	Argentina	a	80.00%	80.00%	80.00%
Rizobacter do Brasil Ltda.	Selling of agricultural inputs	Brazil	b	79.99%	79.99%	79.99%
Rizobacter del Paraguay S.A.	Selling of agricultural inputs	Paraguay	b	79.92%	79.92%	79.92%
Rizobacter Uruguay	Selling of agricultural inputs	Uruguay	b	80.00%	80.00%	80.00%
Rizobacter South Africa	Selling of agricultural inputs	South Africa	b	76.00%	76.00%	76.00%
Comer. Agrop. Rizobacter de Bolivia S.A.	Selling of agricultural inputs	Bolivia	b	79.96%	79.96%	79.96%
Rizobacter USA, LLC	Selling of agricultural inputs	United States	b	80.00%	80.00%	80.00%
Rizobacter India Private Ltd.	Selling of agricultural inputs	India	b	—	80.00%	80.00%
Rizobacter Colombia SAS	Selling of agricultural inputs	Colombia	b	80.00%	80.00%	80.00%
Rizobacter France SAS	Research and development	France	b	80.00%	80.00%	80.00%
Bioceres Crops S.A.	Research and development	Argentina	b c	90.00%	90.00%	90.00%
BCS Holding LLC	Investment in subsidiaries	United States	a	100.00%	100.00%	100.00%
Bioceres Semillas S.A.U.	Production and commercialization of seeds	Argentina	a	100.00%	100.00%	100.00%
Verdeca LLC	Research and development	United States	d	100.00%	50.00%	50.00%
Insumos Agroquímicos S.A.	Selling of agricultural inputs	Argentina	e	50.1%	—	—

a)See the Reorganization described in Note 1
b)Indirect interests held through Rizobacter. The indirect equity interest participation included in this table was the 80% of the direct equity interest participation that Rizobacter owns in each entity.
c)In June 2019, Bioceres Crop Solutions signed a share purchase agreement with Bioceres S.A. for the 50% of the ownership in Bioceres Crops S.A. (“Bioceres Crops”). See Note 6.
d)	On November 12, 2020 we acquired from Arcadia Biosciences Inc (“Arcadia”) the remaining 50% ownership interest in Verdeca LLC (“Verdeca”). See Note 6.
e)	On April 9, 2021 we acquired a controlling interest in Insumos Agroquímicos S.A. (“Insuagro”). See Note 6.

Special purpose and structured entities (“SPE”)

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity and the relevant activities are directed by means of contractual arrangements. In this cases, we consider the purpose and design of the SPE, including a consideration of the risks the SPE was expected to be exposed to, the risks it was designed to pass on to the parties involved with the SPE and whether we are exposed to some or all of those risks or potential returns. One then considers which activities have a significant impact on the SPE’s returns and determines which parties have an ability to direct each of those activities.

The Group controls an SPE when is exposed, or has rights, to variable returns from its involvement with the SPE and has the ability to affect those returns through its power over the SPE.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

3.   NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

New standards and interpretations adopted by the Group

The following new standards became applicable for the current reporting period and adopted by the Group. These amendments did not have a material impact on the Group.

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

On issuance, the practical expedient was limited to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2021. Since lessors continue to grant COVID-19-related rent concessions to lessees and since the effects of the COVID-19 pandemic are ongoing and significant, in March 2021 was decided to extend the time period over which the practical expedient is available for use.

The amendments are effective for financial years beginning on or after January 1, 2020.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform (Phase 2)

The Phase 2 amendments, Interest Rate Benchmark Reform—Phase 2, address issues that might affect financial reporting during the reform of an interest rate benchmark, including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate (replacement issues). In 2019, the Board issued its initial amendments in Phase 1 of the project.

The amendments are related to changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities; hedge accounting; and disclosures. They apply only to changes required by the interest rate benchmark reform to financial instruments and hedging relationships. The amendments are effective for financial years beginning on or after January 1, 2020. Earlier application is permitted.

New standards and interpretations not yet adopted by the Group

Amendments to IAS 1 - Classification of liabilities as current or non-current – Deferral of effective date

The amendment defers by one year the effective date of Classification of Liabilities as Current or Non-current, which amends IAS 1 Presentation of Financial Statements. Classification of Liabilities as Current or Non-current was issued in January 2020, effective for annual reporting periods beginning on or after  January 1, 2022. However, in response to the covid-19 pandemic, the effective date was deferred by one year to provide companies with more time to implement any classification changes resulting from those amendments. Classification of Liabilities as Current or Non-current is now effective for annual reporting periods beginning on or after January 1, 2023. Earlier application of the amendments continues to be permitted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

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

There is a modification of the general measurement model called the 'variable fee approach' for certain contracts written by life insurers where policyholders share in the returns from underlying items. When applying the variable fee approach, the entity's share of the fair value changes of the underlying items is included in the CSM. The results of insurers using this model are therefore likely to be less volatile than under the general model.

The new rules will affect the financial statements and key performance indicators of all entities that issue insurance contracts or investment contracts with discretionary participation features.

The new rule is effective for financial years beginning on or after January 1, 2023.

The new rule is not expected to have material impact on the Group.

Amendments to IFRS 17

These amendments aimed at helping companies implement IFRS 17 and making it easier for them to explain their financial performance.

The fundamental principles introduced when the Board first issued IFRS 17 in May 2017 remain unaffected. The amendments, which respond to feedback from stakeholders, are designed to: reduce costs by simplifying some requirements in the Standard; make financial performance easier to explain; and ease transition by deferring the effective date of the Standard to 2023 and by providing additional relief to reduce the effort required when applying IFRS 17 for the first time.

These amendments are not expected to have material impact on the Group.

Annual Improvements to IFRS Standards 2018–2020

The following improvements were finalized in May 2020:

●IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.
●IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.
●IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

●IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

The new standard is effective for financial years beginning on or after January 1, 2022.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use

The amendment to IAS 16 Property, Plant and Equipment (PP&E) prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is 'testing whether the asset is functioning properly' when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity's ordinary activities.

The amendments are effective for annual periods beginning on or after January 1, 2022.

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

Amendments to IAS 37 - Onerous Contracts - Cost of Fulfilling a Contract

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

Amendments to IAS 12- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The IASB has amended IAS 12, 'Income taxes', to require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

IAS 12 was amended to include an additional condition where the initial recognition exemption is not applied. According to the amended guidance, a temporary difference that arises on initial recognition of an asset or liability is not subject to the initial recognition exemption if that transaction gave rise to equal amounts of taxable and deductible temporary differences.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The amendments are effective for financial years beginning on or after January 1, 2023.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 8-Definition of Accounting Estimates

These amendments help entities to distinguish between accounting policies and accounting estimates making a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”

The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies

An entity is now required to disclose its material accounting policy information instead of its significant accounting policies. The amendments clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial.

The amendments are applied prospectively and are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

4.4.Biological assets

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Gains and losses that arise from measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets”.

From the harvest time, agricultural products are valued at net realizable value because there is a market asset, and the risk of non-sale is non-significant.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

Estimate

Impairment testing of goodwill and intangible assets not yet available for use requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained in Note 7.9.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

Upon consideration of the factors mentioned above, the Group has determined that all of its joint arrangements except the operation with Espartina S.A. (see below) are  structured through separate vehicles only give it rights to the net assets and are therefore classified as joint ventures (Note 13).

Rizobacter entered into an agreement with Espartina S.A. ("Espartina") to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. See Note 7.6.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

a)      Land: The Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable land sales in the same location to assess appropriateness of the value of its land. A 10% increase or decrease in the market price of land could have an impact of $ 0.3 million on the revalued amount of its land.

b)      Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs or the estimate of normal wear and tear relating to such assets could have an impact of $ 1.5 million on their revalued amounts.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

4.11. Intangible assets

a)  Externally acquired intangible assets

Externally acquired intangible assets are initially recognized at acquisition date fair value (which is considered as their cost). After initial recognition, those assets are measured at cost less accumulated amortization and accumulated impairment losses.

Intangible assets acquired from third parties have an estimated useful life as follows (in years):

Software: 3 years

Trademarks and patents: 5 years

Certification ISO Standards: 3 years

Useful lives and amortization methods are reviewed every year as required by IAS 38.

Estimates

The Group acquired certain intangible assets from Arcadia (Note 6). To value those intangible assets, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

-	Sale of the product will generate future economic benefits; and
-	Expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statement of profit or loss and other comprehensive income as incurred (Note 8.3).

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed (Note 7.8).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

Intangible assets acquired in a business combination have an estimated useful life as follows (in years):

Product registration: 5 years

Customer loyalty: 14 - 26 years

Estimates

The Group acquired certain intangible assets from Rizobacter and Insuagro in the business combinations. To value those intangible assets, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows and the discount rate.

4.12. Financial liabilities

The Group measures its financial liabilities at initial recognition at fair value.

The Group classifies all its financial liabilities as financial liabilities measured at amortized cost (using the effective interest rate method), except for Private warrants that were measured at fair value. Private warrants did not reach the fixed-for-fixed' condition and were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion. See Note 7.16.

In the case of the private warrants designated as a whole at fair value through profit or loss, the amount of the change in fair value was recognized as a financial result.

Estimates

The Group designated private warrants as a whole at fair value. Management of the Group periodically evaluated the appropriate valuation techniques and data used in the fair value measurement and estimation of changes in fair value derived from changes in the inputs. In estimating the fair value of those financial liabilities, the Group use observable market inputs as far as possible.

Information about the valuation techniques and significant assumptions used is detailed in Note 15.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments (“fixed-for-fixed’ condition”).

Public warrants were classified as an equity instrument as they comply with the ‘fixed-for-fixed’ condition. Founder warrants and Bioceres warrants (as a group, the “Private warrants”) instead were classified as financial liabilities.

Estimates

The estimate of the fair value of Private warrants required a determination of which factors were most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses were made. The Group measured the fair value of these instruments by applying a simulation model of the share price trajectory under the hypothesis of Brownian Motion. The hypotheses used for the estimate of the fair value of these instruments are disclosed in Note 7.16.

4.14. Convertibles notes

The Convertible notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity component was measured as the residual amount that results from deducting the fair value of the liability component from the initial carrying amount of the instrument. The fair value of the consideration of the liability component was measured first at the fair value of a similar liability (including any embedded non-equity derivative features, such as an issuer's call option to redeem the bond early) that does not have any associated equity conversion option.

The Group's policy choice is to consider if the instrument meets the 'fixed for fixed' condition, as the strike price is pre-determined at inception and only varies over time, and it is therefore classified as equity. As regards to the mandatory conversion feature (Note 7.17), as it is a contingent settlement provision, the Group decided to measure the liability component at initial recognition, based on its best estimate of the present value of the redemption amount and allocated the residual to the equity component.

4.15. Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

The accounting policies related to incentive payments based on shares are detailed in Note 4.22.

4.16. Provisions

The Group has recognized provisions for liabilities of uncertain timing or amount. The provision is measured at the best estimate of the expenditure required to settle the obligation at the end of the reporting period, discounted at a pre-tax rate reflecting current market assessments of the time value of money and risks specific to the liability.

4.17. Parent company investment

The Group has recognized the contribution made by Bioceres S.A./Bioceres LLC into the combined entity as Parent company investment. See Note 11.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

4.18. Revenue recognition

Revenue is measured at fair value of consideration received or receivable.

Revenue from ordinary activities from contracts with customers is recognized and measured based on a five-step model, namely:

● Identification of the contract with the client. A contract is an agreement between two or more parties, which creates rights and obligations for the parties involved.

● Identification of performance obligations, issuing as such a commitment arising from the contract to transfer a good or service.

● Determination of the price of the transaction, in reference to the consideration for satisfying each performance obligation.

● Assignment of the transaction price between each of the performance obligations identified, based on the methods described in the standard.

● Revenue recognition when the performance obligations identified in contracts with customers are met, at any given time or over a period of time.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

Critical estimates

-	Estimate of the trade receivables impairment provision (Note 4.2).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

-	Estimate of the inventory obsolescence allowance (Note 4.3).
-	Capitalization and impairment testing of development costs (Notes 4.7).
-	Impairment of goodwill (Notes 4.7).
-	Recoverability of investments in joint ventures (Note 4.8)
-	Fair value of land and buildings (Note 4.9 ).
-	Identification and fair value of identifiable intangible assets arising in acquisitions (Note 4.11 y 4.7).
-	Share-based payments (Notes 4.22).
-	Recognition and recoverability of deferred tax assets and credit for minimum presumed income tax (Note 9).
-	Classification of the Convertible Notes as compound instruments and determination of fair value of the liability component from the initial carrying amount (Note 4.14).

6.    ACQUISITIONS

Bioceres Crops S.A.

In June 2019, we signed a share purchase agreement (SPA) with Bioceres S.A. for the 50% of ownership in Bioceres Crops. Consideration of the SPA will be in installments equivalent to the 50% of the royalties that Bioceres Crops Solutions will accrue from Bioceres Crops, up to a total amount of $0.7 million (Note 4.6).

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

When Group Bioceres acquired control over Rizobacter, it also acquired control over Bioceres Crops. As required by paragraph 42 of IFRS 3, the Group re-measured the fair value of its previous equity interest in Bioceres Crops at the acquisition date. The determination of fair value of Bioceres Crops at the acquisition date is based on the application of a future cash flow present value technique. The main assumptions considered in determining fair value relate to the applicable discount rate and to the projections of revenue from the launch of seed treatment packs. As a result, Integrated seed products have been recorded as intangibles assets. The purpose of those projects is to develop high value-added biological products for the treatment of soybean and wheat seeds, and generate biotechnological, germplasm and bio-inoculants synergies.

Verdeca and other intangibles assets

On November 12, 2020 we acquired from Arcadia the remaining ownership interest in Verdeca, a joint agreement formed by Bioceres and Arcadia in 2012 to develop second generation biotechnologies for soybean and to globally commercialize the HB4 Soy technology.

As part of the transaction, Bioceres has gained full access to and control of Verdeca´s vetted soybean library of gene-edited materials used to develop new quality and productivity traits for this crop, as well as exclusive rights to all Arcadia technologies that are applicable to soybean and in-licensing rights to Arcadia’s safflower and wheat traits and the related brands.

The complementary portfolio of materials being licensed includes wheat varieties that produce flour with 65% less gluten, ten times the dietary fiber content of conventional wheat flours, and oxidative stability, which extends the shelf life of whole flours and food products produced with these flours. In addition, these flours produce breads and other foods that are substantially equivalent in taste and all other aspects to conventional wheat.

In consideration for the acquisition of the above-mentioned rights and assets, Bioceres paid Arcadia at the closing of the transaction $5 million in cash and $15 million in equity consisting of 1,875,000 Bioceres common shares. Bioceres has relied on the exemption

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

from the registration requirements of the Securities Act of 1933 under Section 4(a)(2) thereof, for a transaction by an issuer not involving any public offering. Bioceres will also pay Arcadia $2 million subject to Verdeca obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares. These payments do not include $1 million due to Arcadia post-closing as a reimbursement of costs associated with the transaction.

Following the transaction Bioceres agreed with Arcadia to make royalty payments equivalent to 6% of the net HB4 Soy technology revenues realized by Verdeca and capped at a maximum $10 million aggregate amount of royalty payments and a royalty payment equivalent to 25% of the net wheat technology revenues resulting from the in-licensed materials.

Moolec Science Ltd

On March 16, 2021, we acquired a 6% ownership interest, represented by 2,919,715 ordinary shares, in Moolec Science Ltd. (“Moolec”), a United Kingdom Molecular Farming company pursuing a hybrid concept between plant and cell-based technologies for the production of animal-free food solutions. Moolec has developed and fully de-regulated the world’s first bovine protein derived from modified safflower grain, a patented technology branded under the SPC name. In consideration for the acquisition, Bioceres transferred to Moolec the license to use and commercialize GLA/ARA safflower patents (Note 7.8).

Insuagro

On April 9, 2021, as part of the reorganization process of our crop protection business segment, we acquired a controlling interest in Insuagro, an Argentine public company. The interest acquired is represented by a total of 11,022,000 shares, distributed as follows: (i) 2,749,390 ordinary, registered shares of AR$ 0.10 nominal value each and five votes per share, denominated Class A; and (ii) 8,272,610 ordinary, registered shares of Pesos 0.10 nominal value each and one vote per share, denominated Class B, jointly representing 50.1% of equity interest and 55.05% of voting interest. At closing, two directors (of three total members) resigned to the board and were replaced by two directors of Bioceres.

Acquiring control over Insuagro, we also acquired control over two SPEs, Insuagro VI and Insuagro VII. These SPEs are financial trust on public offering, whose underlying assets are trade receivables from Insuagro (trade receivables securitization). Insuagro is the administrator of the receivables, acts as the collection agent and has agreed to replace bad accounts receivable. Certificates of Participation issued by each SPEs are owned by Insuagro.

The consideration for the acquisition was $0.282 per share, totaling an amount of $3.1 million (the “Fixed Price”). At closing, we paid $0.2 million, and the rest is payable in three installment due August 31, 2022, 2023 and 2024 for an amount of $0.9 million, $0.9 million and $1.2 million, respectively. The amount payable will accrue an interest annual rate of 5.5%. Furthermore, the Fixed Price may be increased up to 3.5x Adjusted EBITDA (as defined in the share exchange agreement) per share to be measured in each annual reporting period.

Fair value of the consideration of payment

Cash payment	200,000
Financed payment	2,625,335
Contingent payment	951,622
Total consideration	3,776,957

The consideration of payment was measured at fair value, which was calculated as the sum of the acquisition‑date fair values of the assets transferred, and the liabilities incurred. The fair values measured were based on discounting future cash flow using market discount rates. The difference between  fair value and nominal value of consideration will be recognized as finance cost over the period the consideration will be paid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Assets acquired, liabilities assumed, and non-controlling interest recognized.

Net assets incorporated
Cash and cash equivalents	555,804
Other financial assets	2,024,367
Trade receivables	17,536,888
Other receivables	419,877
Income and minimum presumed income taxes recoverable	117,229
Inventory	5,603,068
Deferred tax assets	106,952
Property, plant and equipment	1,662,516
Intangible assets	264,847
Trade and other payables	(17,311,906)
Borrowings	(5,928,748)
Employee benefits and social security	(201,472)
Deferred revenues and advances from customers	(301,017)

Revaluation of existing assets

Property, plant and equipment	289,529
Intangible assets	2,659,050
Deferred tax	(884,574)

Total net assets identified	6,612,410

Non-controlling interest	(3,305,543)

Goodwill	470,090

Total consideration	3,776,957

Goodwill is not expected to be deductible for tax purposes.

Non-controlling interest was measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

The amounts of revenue and profit or loss of the acquiree since the acquisition date included in the consolidated statement of comprehensive income for year ended June 30, 2021, were $7.6 million and ($0.2) million, respectively.

The revenue and profit or loss of the combined entity for year ended June 30, 2021 as though the acquisition date for the business combination had been as of the beginning of the annual reporting period amount to $233.3 million and ($4.6) million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

7.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1.  Cash and cash equivalents

	06/30/2021	06/30/2020	06/30/2019
Cash at bank and on hand	28,327,569	20,176,452	3,450,873
Money market funds	7,718,544	22,346,409	—
	36,046,113	42,522,861	3,450,873

7.2.  Other financial assets

	06/30/2021	06/30/2020	06/30/2019
Current
Restricted short-term deposits	425,976	4,390,458	4,327,275
US Treasury bills	7,885,937	7,768,410	—
Others mutual funds	—	—	347,718
Other investments	2,849,485	1,277,525	8,515
	11,161,398	13,436,393	4,683,508

	06/30/2021	06/30/2020	06/30/2019
Non-current
Shares of Bioceres S.A.	355,251	321,705	374,685
Other investments	742,211	998	1,728
	1,097,462	322,703	376,413

Variations in the allowance for uncollectible trade receivables are reported in Note 7.18. The book value is reasonably approximate to the fair value given its short-term nature.

The book value is reasonably approximate to the fair value given its short-term nature.

7.3.	Trade receivables

	06/30/2021	06/30/2020	06/30/2019
Current
Trade debtors	87,709,287	53,047,035	48,910,484
Allowance for impairment of trade debtors	(5,858,503)	(3,886,832)	(3,360,224)
Shareholders and other related parties (Note 17)	—	1,090,004	467,743
Allowance for impairment of shareholders and other related parties (Note 17)	—	(768)	(75,596)
Allowance for credit notes to be issued	(2,987,398)	(2,285,197)	(800,606)
Trade debtors - Parent company (Note 17)	—	—	440,268
Trade debtors - Joint ventures and associates (Note 17)	221,048	120,992	2,369
Deferred checks	9,699,738	25,461,399	13,651,939
	88,784,172	73,546,633	59,236,377
Non-current
Trade debtors	135,739	—	—
	135,739	—	—

The book value is reasonably approximate to the fair value given its short-term nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

7.4.	Other receivables

	06/30/2021	06/30/2020	06/30/2019
Current
Taxes	6,048,533	2,205,342	584,641
Other receivables - Other related parties (Note 17)	1,547	2,102	10,971
Other receivables - Parents companies and related parties to Parents (Note 17)	770,549	102,069	—
Other receivables - Joint ventures and associates (Note 17)	2,219,863	1,562,340	250,783
Prepayments to suppliers	1,646,614	379,914	496,001
Prepayments to suppliers - Shareholders and other related parties (Note 17)	132,625	81,737	—
Reimbursements over exports	10,547	29,077	366,594
Prepaid expenses and other receivables	1,021	128,650	213,597
Loans receivable	230,000	230,000	—
Miscellaneous	92,406	49,441	59,242
	11,153,705	4,770,672	1,981,829

	06/30/2021	06/30/2020	06/30/2019
Non-current
Taxes	862,771	328,701	681,168
Reimbursements over exports	1,680,371	1,293,958	878,470
Miscellaneous	—	80,914	672
	2,543,142	1,703,573	1,560,310

The book value is reasonably approximate to the fair value given its short-term nature.

7.5.	Inventories

	06/30/2021	06/30/2020	06/30/2019
Agrochemicals	1,161,025	356,489	22,137
Seeds and grains	22,389,400	1,300,998	207,519
Resale products	20,207,496	13,486,668	13,894,018
Manufactured products	10,902,683	8,079,553	8,370,583
Goods in transit	1,169,303	1,292,239	751,737
Supplies	6,320,594	5,930,471	4,482,827
Allowance for obsolescence	(1,112,950)	(1,107,870)	(406,818)
	61,037,551	29,338,548	27,322,003

The roll-forward of allowance for obsolescence is in Note 7.18. Inventories recognized as an expense during the years ended June 30, 2021, 2020 and 2019 amounted to $102,369,869 , $86,179,252 and $80,424,450, respectively. Those expenses were included in cost of sales.

7.6.Biological assets

HB4® Program

Bioceres’ HB4 Program is an identity-preserved production system for growing drought-tolerant soy and wheat. It has multiple objectives, which include expanding Bioceres’ seed inventories, allowing growers to field test Bioceres’ HB4 technology, providing fields for product demonstrations and validating the products’ regional positioning.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

HB4 seed varieties produced through the program will be commercialized as an integrated product. The seed treatment process to produce the integrated seed product utilizes customized microbial solutions for seed nutrition and protection, including biological fungicides. For HB4 Soy, inoculants are also integrated, including last generation microbiological formulations that ensures greater microorganism survival over the seed, greater nodular dry mass, and better biological fixation of nitrogen.

In addition to providing the integrated seed solution for planting, the HB4 program comprises Bioceres’ next-generation crop nutrition and protection technologies for growing both crops. The HB4 program also includes digital apps that give growers access to satellite-based images and data for monitoring crop health, soil conditions and weather, information that helps optimize crop yields. On top of generating extensive and detailed datasets from each grower’s HB4 production fields that are monitored via these digital apps, Bioceres is applying and leveraging data science and blockchain technology to other areas of agriculture’s value chain, such as crop storage, logistics and processing, in order to guarantee HB4 identity and complete farm-to-fork traceability.

The identity-preserved HB4 Program utilizes service contracts with growers who are committed to preserving the identity of the HB4 crop under a full-seed production offtake agreement, which includes best environmental farming practices, such as no-till agriculture. Under these agreements, Bioceres contributes the intergated seed solution and the other aforementioned goods (“Contributed goods”) to growers for a pre-agreed price (based on prevailing market prices), which are deduced from the service fees to paid to growers at the time of harvest for the seed multiplication services provided.

As part of the transaction described in Note 6, Bioceres acquired full ownership of the HB4 soy inventory. HB4 program for HB4 Soy had been produced jointly with Arcadia in Verdeca.

For the year ended June 30, 2021, the Contributed goods for HB4 Program amounted to $8.3 million with weighted average gross margin of approximately 43% across almost 80,000 total hectares.

Joint operation with Espartina S.A.

On September 1, 2020, Rizobacter Argentina S.A., a subsidiary of the Company, entered into an agreement with Espartina S.A. ("Espartina") to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter Argentina S.A. recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. The in-kind contributions made during the period amount to $0.7 million. Each party decides the means of commercialization and the destination of the grains produced.

Under the agreement, Rizobacter provides inputs and money necessary for producing the grains and according to the established participation percentages. For its participation, Espartina contributes all cultivation practices in fields, inputs not provided by Rizobacter, and all administrative expenses related to production.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	HB4 Soy	HB4 Wheat	Total
Beginning of the year	105,101	271,754	45,639	34,050	—	509,184	965,728
Initial recognition and changes in the fair value of biological assets	981,551	250,443	284,903	35,847	741,799	531,712	2,826,255
Costs incurred during the year	252,504	417,586	241,610	37,115	17,716,018	7,053,929	25,718,762
Exchange differences	(113,718)	(153,795)	(65,797)	(16,876)	(2,823,643)	(1,153,734)	(4,327,563)
Decrease due to harvest	(1,171,276)	(758,342)	(484,044)	(87,065)	(15,634,174)	(4,732,443)	(22,867,344)
Year ended June 30, 2021	54,162	27,646	22,311	3,071	—	2,208,648	2,315,838

	Soybean	Corn	Wheat	Barley	HB4 Wheat	Total
Beginning of the year	237,723	32,856	—	—	—	270,579
Initial recognition and changes in the fair value of biological assets	198,932	252,056	202,543	63,210	—	716,741
Decrease due to harvest	(447,132)	(252,372)	(227,303)	(59,626)	—	(986,433)
Cost incurred during the year	284,951	314,950	87,615	38,033	509,184	1,234,733
Exchange differences	(169,373)	(75,736)	(17,216)	(7,567)	—	(269,892)
Year ended June 30, 2020	105,101	271,754	45,639	34,050	509,184	965,728

	Soybean	Corn	Wheat	Barley	Total
Beginning of the year	—	—	—	—	—
Initial recognition and changes in the fair value of biological assets	241,707	38,238	—	—	279,945
Decrease due to harvest	(288,791)	(45,687)	—	—	(334,478)
Cost incurred during the year	339,088	47,986	—	—	387,074
Exchange differences	(54,281)	(7,681)	—	—	(61,962)
Year ended June 30, 2019	237,723	32,856	—	—	270,579

As of June 30, 2021, the impact of a 20% increase (decrease) in estimated yields, with all other variables held constant, would result in an increase (decrease) in the fair value of our planting of $0.4 million.

7.7.Property, plant and equipment

Property, plant and equipment as of June 30, 2021, 2020 and 2019, included the following:

	06/30/2021	06/30/2020	06/30/2019
Gross carrying amount	63,974,402	54,527,392	57,059,972
Accumulated depreciation	(16,019,806)	(13,012,286)	(13,225,424)
Net carrying amount	47,954,596	41,515,106	43,834,548

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

1.   Net carrying amount for each class of assets is as follows:

	Net carrying	Net carrying	Net carrying
	amount	amount	amount
Class	06/30/2021	06/30/2020	06/30/2019
Office equipment	288,920	188,280	213,437
Vehicles	1,835,634	1,149,455	1,785,701
Equipment and computer software	67,105	32,448	123,472
Fixtures and fittings	2,967,431	3,679,075	4,737,396
Machinery and equipment	5,125,728	5,449,233	6,336,691
Land and buildings	35,674,513	29,746,076	29,969,237
Buildings in progress	1,995,265	1,270,539	668,614
Total	47,954,596	41,515,106	43,834,548

2.   Gross carrying amount as of June 30, 2021 is as follows

	Gross carrying amount
			Additions
	As of the		from			Foreign
	beginning		business			currency		As of the
Class	of year	Additions	combination	Transfers	Disposals	translation	Revaluation	end of year
Office equipment	579,882	66,331	5,491	—	(5,622)	116,743	—	762,825
Vehicles	2,977,542	987,101	466,024	—	(1,045,656)	127,206	—	3,512,217
Equipment and computer software	465,679	66,263	13,952	—	—	46,232	—	592,126
Fixtures and fittings	5,480,431	50,976	—	85,490	—	21,046	—	5,637,943
Machinery and equipment	9,054,701	604,307	—	—	(10,240)	339,043	—	9,987,811
Land and buildings	34,698,618	—	1,466,578	2,517,158	—	4,022,972	(1,219,111)	41,486,215
Buildings in progress	1,270,539	1,030,847	—	(438,492)	—	132,371	—	1,995,265
Total	54,527,392	2,805,825	1,952,045	2,164,156	(1,061,518)	4,805,613	(1,219,111)	63,974,402

Reclassifications corresponds to transfers to leased assets from finance leases assets.

3.   Accumulated depreciation as of June 30, 2021 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of			currency		as of the end
Class	year	Disposals	Of the year	translation	Revaluation	of year
Office equipment	391,602	(3,265)	45,174	40,394	—	473,905
Vehicles	1,828,087	(974,102)	689,273	133,325	—	1,676,583
Equipment and computer software	433,231	—	50,949	40,841	—	525,021
Fixtures and fittings	1,801,356	—	683,537	185,619	—	2,670,512
Machinery and equipment	3,605,468	(10,239)	898,522	368,332	—	4,862,083
Land and buildings	4,952,542	—	681,084	517,991	(339,915)	5,811,702
Total	13,012,286	(987,606)	3,048,539	1,286,502	(339,915)	16,019,806

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

4.   Gross carrying amount as of June 30, 2020 is as follows:

	Gross carrying amount
	As of the				Foreign
	beginning				currency		As of the
Class	of year	Additions	Reclassifications	Disposals	translation	Revaluation	end of year
Office equipment	629,119	42,658	—	—	(91,895)	—	579,882
Vehicles	3,604,537	248,800	(264,069)	(139,369)	(472,357)	—	2,977,542
Equipment and computer software	955,657	27,961	(375,242)	—	(142,697)	—	465,679
Fixtures and fittings	6,438,430	14,985	20,801	—	(993,785)	—	5,480,431
Machinery and equipment	10,233,501	556,693	(598,561)	—	(1,136,932)	—	9,054,701
Land and buildings	34,530,114	3,261	36,487	—	(4,772,065)	4,900,821	34,698,618
Buildings in progress	668,614	752,339	(57,288)	—	(93,126)	—	1,270,539
Total	57,059,972	1,646,697	(1,237,872)	(139,369)	(7,702,857)	4,900,821	54,527,392

5.   Accumulated depreciation as of June 30, 2020 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of	Disposals/		currency		as of the end of
Class	year	Reclassifications	Of the year	translation	Revaluation	year
Office equipment	415,682	—	35,879	(59,959)	—	391,602
Vehicles	1,818,836	(173,482)	426,623	(243,890)	—	1,828,087
Equipment and computer software	832,185	(307,816)	28,170	(119,308)	—	433,231
Fixtures and fittings	1,701,034	—	338,092	(237,770)	—	1,801,356
Machinery and equipment	3,896,810	(279,322)	553,399	(565,419)	—	3,605,468
Land and buildings	4,560,877	—	627,973	(604,216)	367,908	4,952,542
Total	13,225,424	(760,620)	2,010,136	(1,830,562)	367,908	13,012,286

6.   Gross carrying amount as of June 30, 2019 is as follows:

	Gross carrying amount
		Adjustment
		of opening
		net book
	As of the	amount for				Foreign
	beginning	application				currency		As of the
Class	of year	of IAS 29	Additions	Transfers	Disposals	translation	Revaluation	end of year
Office equipment	243,948	333,904	30,621	—	(8,493)	29,139	—	629,119
Vehicles	1,660,294	1,054,631	1,093,749	—	(297,269)	93,132	—	3,604,537
Equipment and computer software	419,638	416,274	75,152	—	(1,685)	46,278	—	955,657
Fixtures and fittings	3,826,665	1,909,115	7,518	213,333	—	481,799	—	6,438,430
Machinery and equipment	5,404,029	3,976,720	98,034	7,863	(31,407)	778,262	—	10,233,501
Land and buildings	33,026,981	1,438,728	125,930	—	—	1,994,906	(2,056,431)	34,530,114
Buildings in progress	182,839	75,405	613,098	(221,196)	—	18,468	—	668,614
Total	44,764,394	9,204,777	2,044,102	—	(338,854)	3,441,984	(2,056,431)	57,059,972

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

7.   Accumulated depreciation as of June 30, 2019 is as follows:

	Depreciation
		Adjustments of
	Accumulated	opening net
	as of the	book amount			Foreign		Accumulated
	beginning of	for application		Of the	currency		as of the end of
Class	year	of IAS 29	Disposals	year	translation	Revaluation	year
Office equipment	49,129	309,339	(4,007)	39,997	21,224	—	415,682
Vehicles	560,691	750,195	(205,618)	621,974	91,594	—	1,818,836
Equipment and computer software	207,402	486,143	(769)	99,350	40,059	—	832,185
Fixtures and fittings	318,582	912,404	—	397,989	72,059	—	1,701,034
Machinery and equipment	937,736	2,121,816	(16,807)	673,784	180,281	—	3,896,810
Land and buildings	2,513,708	1,343,500	—	617,162	221,428	(134,921)	4,560,877
Total	4,587,248	5,923,397	(227,201)	2,450,256	626,645	(134,921)	13,225,424

The depreciation charge is included in Notes 8.3 and 8.4.The Group has no commitments to purchase property, plant and equipment items.

A detail of restricted assets is provided in Note 20.

Revaluation of property, plant and equipment

At a minimum, the Group updates their assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), taking into account the most recent independent valuations and market data. Valuations were performed at June 30, 2021. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 3.

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

	Value at cost
Class of property	06/30/2021	06/30/2020	06/30/2019
Land and buildings	17,937,729	12,549,876	14,330,892

7.8.	Intangible assets

Intangible assets as of June 30, 2021, 2020 and 2019 included the following

	06/30/2021	06/30/2020	06/30/2019
Gross carrying amount	78,019,203	42,832,837	45,848,737
Accumulated amortization	(10,676,841)	(7,499,373)	(6,232,311)
Net carrying amount	67,342,362	35,333,464	39,616,426

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Net carrying amount of each class of intangible assets is as follows:

	Net carrying	Net carrying	Net carrying
	amount	amount	amount
Class	06/30/2021	06/30/2020	06/30/2019
Seed and integrated products
HB4 soy and breeding program	27,611,142	7,345,923	6,120,336
Integrated seed products	2,558,220	2,296,955	2,627,946
Crop nutrition
Microbiological products	3,996,657	2,503,631	2,208,117
Other intangible assets
Trademarks and patents	6,923,256	6,374,782	8,063,648
Software	1,849,041	686,965	994,723
Customer loyalty	19,404,046	16,125,208	19,601,656
RG/RS/OX Wheat	5,000,000	—	—
Total	67,342,362	35,333,464	39,616,426

1.     Gross carrying amount as of June 30, 2021 is as follows:

	Gross carrying amount
			Additions
	As of the		from		Foreign
	beginning of		business	Transfers /	currency	As of the
Class	year	Additions	combination	Disposals	translation	end of year
Seed and integrated products
HB4 soy and breeding program (1)	7,345,923	20,471,002	—	(205,783)	—	27,611,142
Integrated seed products	2,296,955	—	—	—	261,265	2,558,220
Crop nutrition
Microbiological products	3,867,593	1,791,008	—	(51,716)	430,795	6,037,680
Other intangible assets
Trademarks and patents	8,432,746	4,834	499,329	—	887,262	9,824,171
Software	2,088,929	2,205,796	—	(711,441)	201,309	3,784,593
Customer loyalty	18,800,691	—	2,424,568	—	1,978,138	23,203,397
GLA/ARA safflower (Note 6)	—	2,931,699	—	(2,931,699)	—	—
RG/RS/OX Wheat (Note 6)	—	5,000,000	—	—	—	5,000,000
Total	42,832,837	32,404,339	2,923,897	(3,900,639)	3,758,769	78,019,203

(1) Of the total additions, $18.4 million are associated with Arcadia’s transaction mentioned in Note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

2.      Accumulated amortization as of June 30, 2021 is as follows:

	Amortization
	Accumulated
	as of				Accumulated
	beginning of		Transfers /	Foreign currency	as of the end
Class	year	Of the year	Disposals	translation	of year
Crop nutrition
Microbiological products	1,363,962	523,992	—	153,069	2,041,023
Other intangible assets
Trademarks and patents	2,057,964	626,420	—	216,531	2,900,915
Software	1,401,964	396,207	—	137,381	1,935,552
Customer loyalty	2,675,483	842,363	—	281,505	3,799,351
Total	7,499,373	2,388,982	—	788,486	10,676,841

3.     Gross carrying amount as of June 30, 2020 is as follows:

op
	Gross carrying amount

	As of the			Foreign
	beginning of			currency	As of the
Class	year	Additions	Disposals	translation	end of year
Seed and integrated products
HB4 soy and breeding program	6,120,336	1,225,587	—	—	7,345,923
Integrated seed products	2,627,946	38,143	—	(369,134)	2,296,955
Crop nutrition
Microbiological products	3,267,200	1,358,315	(286,496)	(471,426)	3,867,593
Other intangible assets
Trademarks and patents	9,810,822	—	—	(1,378,076)	8,432,746
Software	2,149,340	233,434	—	(293,845)	2,088,929
Customer loyalty	21,873,093	—	—	(3,072,402)	18,800,691
Total	45,848,737	2,855,479	(286,496)	(5,584,883)	42,832,837

4.      Accumulated amortization as of June 30, 2020 is as follows:

	Amortization
	Accumulated
	as of			Foreign	Accumulated
	beginning of			currency	as of the end of
Class	year	Of the period	Disposals	translation	year
Crop nutrition
Microbiological products	1,059,083	471,135	(17,495)	(148,761)	1,363,962
Other intangible assets
Trademarks and patents	1,747,174	556,206	—	(245,416)	2,057,964
Software	1,154,617	399,090	—	(151,743)	1,401,964
Customer loyalty	2,271,437	723,103	—	(319,057)	2,675,483
Total	6,232,311	2,149,534	(17,495)	(864,977)	7,499,373

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

5.     Gross carrying amount as of June 30, 2019 is as follows:

	Gross carrying amount
		Adjustment
		of opening
		net book
	As of the	amount for			Foreign
	beginning of	application			currency	As of the
Class	year	of IAS 29	Additions	Disposals	translation	end of year
Seed and integrated products
Soybean HB4	4,927,853	—	1,192,483	—	—	6,120,336
Integrated seed products	—	—	2,627,946	—	—	2,627,946
Crop nutrition
Microbiology products	2,505,864	841,753	41,485	(318,949)	197,047	3,267,200
Other intangible assets
Trademarks and patents	6,278,706	2,986,739	—	—	545,377	9,810,822
Software	1,444,603	438,703	200,600	(40,359)	105,793	2,149,340
Customer loyalty	13,998,289	6,658,894	—	—	1,215,910	21,873,093
Total	29,155,315	10,926,089	4,062,514	(359,308)	2,064,127	45,848,737

6.     Accumulated amortization as of June 30, 2019, is as follows

	Amortization
		Adjustment
		of opening
	Accumulated	net book
	as of	amount for			Foreign	Accumulated
	beginning of	application			currency	as of the end of
Class	year	of IAS 29	Disposals	Of the year	translation	year
Crop nutrition
Microbiology products	383,380	202,791	(20,887)	459,287	34,512	1,059,083
Other intangible assets
Trademarks and patents	704,024	334,919	—	647,101	61,130	1,747,174
Software	495,293	227,264	(40,359)	429,258	43,161	1,154,617
Customer loyalty	915,273	435,389	—	841,273	79,502	2,271,437
Total	2,497,970	1,200,363	(61,246)	2,376,919	218,305	6,232,311

The depreciation charge is included in Notes 8.3 and 8.4.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

that would result if the Group were unable to recover the carrying amount of the above-mentioned assets through the generation of enough future economic benefits.

7.9.	Goodwill

	06/30/2021	06/30/2020	06/30/2019
Rizobacter Argentina S.A.	22,277,336	20,094,633	23,484,761
Bioceres Crops S.A.	6,003,780	5,432,222	6,319,954
Insumos Agroquímicos S.A.	470,090	—	—
	28,751,206	25,526,855	29,804,715

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

Bioceres Crops CGU. This CGU is composed of the expected revenues from the commercialization of intensive R&D products that previously were allocated on the equity participation.

Insuagro CGU. This CGU is composed of all revenues collected through Insuagro from the production and sale of proprietary and third-party products, both in the domestic markets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Management has made the estimates considering the cash flow projections projected by the management and third-party valuation reports on the assets, intangible assets and liabilities assumed. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The discount rate used ranges was 15.55% for Rizobacter and Bioceres Crops and 22% for Insuagro.

The weighted average cost of capital ("WACC") rate has been estimated based on the market capital structure. For the cost of debt, the indebtedness cost of the CGUs was used.

For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).

The value assigned is consistent with external sources of information.

Budgeted market share of joint ventures and other customers

The projected revenue from the products and services of the CGUs has been estimated by the management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The value assigned is consistent with external sources of information.

Budgeted product prices

The prices estimated in the revenue projections are based on current and projected market prices for the products and services of the CGUs

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

The variations in goodwill occurred during the years, besides the addition of Insuagro CGU, correspond to translation differences. There have been no goodwill impairment indicators.

7.10.	Trade and other payables

	06/30/2021	06/30/2020	06/30/2019
Current
Trade creditors	51,389,515	37,139,351	30,489,072
Shareholders and other related parties (Note 17)	52,864	1,031,710	1,796,932
Trade creditors - Parent company (Note 17)	193,718	2,210,308	1,568,036
Trade creditors - Joint ventures and associates (Note 17)	17,669,027	14,409,853	4,805,149
Taxes	2,556,945	2,163,552	1,475,410
Miscellaneous	229,339	335,088	443,895
	72,091,408	57,289,862	40,578,494

The book value is reasonably approximate to the fair value given its short-term nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

7.11.       Borrowings

	06/30/2021	06/30/2020	06/30/2019
Current
Bank overdrafts	32,838	73,362	—
Bank borrowings	33,684,287	47,646,912	52,274,611
Corporate bonds	24,742,752	12,611,940	8,416,768
Trust debt securities	3,470,448	—	—
Net loans payables-Parents companies and related parties to Parents (Note 17)	3,578,921	3,389,521	5,399,883
Subordinated loan	11,276,611	—	—
Finance lease	—	—	385,947
	76,785,857	63,721,735	66,477,209
Non-current
Subordinated loan	—	10,364,045	—
Bank borrowings	4,161,827	3,497,671	16,239,743
Corporate bonds	37,826,641	18,364,894	8,018,884
Net loans payables-Parents companies and related parties to Parents (Note 17)	6,000,000	9,000,000	12,358,024
Finance lease	—	—	462,870
	47,988,468	41,226,610	37,079,521

The carrying value of some borrowings as of June 30, 2021, 2020 and 2019 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	06/30/2021		06/30/2020		06/30/2019
	Amortized		Amortized		Amortized
	cost	Fair value	cost	Fair value	cost	Fair value
Current
Bank borrowings	33,684,287	32,770,615	47,646,912	43,046,111	52,274,611	52,088,002
Corporate bonds	24,742,752	24,085,087	12,611,940	11,997,981	8,416,768	7,632,806

Non-current
Bank borrowings	4,161,827	3,864,666	3,497,671	3,072,395	16,239,743	14,274.55
Corporate bonds	37,826,641	32,656,097	18,364,894	16,135,876	8,018,884	6,972,332

Net loans payables-Parents companies and related parties to Parents

As of June 30, 2019 financial assets (other receivables from the controlling entities (“Parents”) and related parties to Parents) and liabilities (loans payable to Parents companies) were offset and the net amount was reported in the Statement of Financial Position where the Company currently had a right to offset the recognized amounts, and there was an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

As of June 30, 2021 and 2020, there was no offsets of financial assets and liabilities of the Parents.

		Gross amounts set off	Net amounts presented
		in the Statement of	in the Statement of
Parents companies and related parties to Parents	Gross amounts	Financial Position	Financial Position
Current other receivables	15,827,847	(15,827,847)	—
Total current assets	15,827,847	(15,827,847)	—
Current borrowings	(21,227,730)	15,827,847	(5,399,883)
Total current liabilities	(21,227,730)	15,827,847	(5,399,883)
Non-current borrowings	(12,358,024)	—	(12,358,024)
Total non-current liabilities	(12,358,024)	—	(12,358,024)

Corporate bonds

a) Issuance of public corporate bonds (principal market)

We have a global program of corporate bonds (“CB”) in the Argentine principal market for the issuance of Series of CB through public offering up to an amount of $80 million or the equivalent in other currencies. As of June 30, 2021 we have $22.6 million of public corporate public outstanding.

b) Issuance of private corporate bonds

On April 4, 2019, the Group issued class I of guaranteed negotiable obligations, not convertible into shares, for a total nominal value of $16 million due on April 5, 2021.

As of the date of issuance of These financial statements, we have already paid the last installment of the private bonds. The commitments assumed by the Group have been released .

Syndicated loan

In 2017, Rizobacter consummated a $45 million syndicated loan with Banco de Galicia y Buenos Aires S.A. as administrator, together with Banco Santander Río S.A., Banco BBVA Francés S.A., Banco Ciudad de Buenos Aires, Banco Provincia de Córdoba S.A., Banco Hipotecario S.A. and Banco Mariva S.A. acting as lenders.

As of June 30, 2021, we have already paid the last installment of the Syndicated loan. The commitments assumed by the Group have been released.

7.12.   Employee benefits and social security

	06/30/2021	06/30/2020	06/30/2019
Current
Salaries, accrued incentives, vacations and social security	2,341,351	2,960,542	3,044,965
Key management personnel (Note 17)	2,338,727	1,550,050	2,312,253
	4,680,078	4,510,592	5,357,218

Non-current
Key management personnel (Note 17)	—	534,038	—
	—	534,038	—

The book value is reasonably approximate to the fair value given its short-term nature.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

7.13.   Deferred revenue and advances from customers

	06/30/2021	06/30/2020	06/30/2019
Advances from customers	6,277,313	2,865,437	1,074,463
	6,277,313	2,865,437	1,074,463

The book value is reasonably approximate to the fair value given its short-term nature.

7.14.   Government grants

	06/30/2021	06/30/2020	06/30/2019
At of the beginning of the year	3,605	10,208	33,227
Adjustment of opening net book amount for application of IAS 29	—	—	(27,794)
Received during the year	4,749	32,073	31,785
Currency conversion difference	(5,268)	(13,944)	(10,638)
Released to the statement of profit or loss	(2,302)	(24,732)	(16,372)
At the end of the year	784	3,605	10,208

The Group receives government grants to fund research and development projects, some of which are related to the acquisition of property, plant and equipment while others are related to payment for certain expenses like salaries or inputs. Grants are generally implemented through direct payments to the supplier, delivery of cash or loans at subsidized rates.

There are neither unfulfilled conditions nor other contingencies attaching to government grants or government assistance.

7.15.Provisions

	06/30/2021	06/30/2020	06/30/2019
Provisions for contingencies	449,847	417,396	439,740
	449,847	417,396	439,740

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

The roll forward of the provision is in Note 7.18.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

7.16.Private warrants

	06/30/2021	06/30/2020	06/30/2019
Private warrants	—	1,686,643	2,861,511
	—	1,686,643	2,861,511

Simultaneously with the consummation of the initial public offering (“IPO”), Union consummated the private placement of 5,200,000 private warrants (“Founders warrants”). This issuance was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. Those warrants were purchased by certain of Union initial shareholders. Founders warrants were identical to the warrants included in the units sold in the IPO (Public warrants) having a strike price of $11.50, exercisable in a 5-years period but could be exercised on a cashless basis. Founder warrants were part of the net assets incorporated in the reverse recapitalization, which were recorded as a reduction of the equity amounting to $1,843,175.

Union issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas: (i) 2,500,000 warrants with an strike price of $11.50, that will vest if and when the price of the ordinary shares trades above $15.00 for any twenty (20) trading days within any thirty (30) trading-day period; (ii) 2,500,000 warrants with an strike price of $15.00, which will vest upon issuance; and (iii) 2,500,000 warrants with an strike price of $18.00, which will vest upon issuance. Those warrants (“Bioceres warrants”) could be exercised during a 5-year period on a cashless basis. Bioceres warrants were initially accounted as an equity transaction (distribution to shareholders in accordance to IAS 32), which were recorded as a reduction of equity amounting to $1,589,548. Subsequent changes in the liability were booked in financial results.

Private warrants did not reach the fixed-for-fixed’ condition mentioned in the subsection b) of the Note 4.13. Therefore, they were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion.

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

On August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants, for either 0.12 Ordinary Shares (the "Exchange Shares") or $0.45 in cash per Warrant, without interest (the "Cash Consideration", and together with the Exchange Shares, the "Exchange Consideration"), at the election of the holder (the "Offer"). The Offer was made upon the terms and subject to the conditions set forth in the Company's Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO, originally filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on July 27, 2020, as amended and supplemented, and the related letter of election and transmittal and other offer materials.

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

Following the Offer, the Company redeemed the 2,261,226 warrants that were not validly tendered or exchanged pursuant to the Offer for $0.405 in cash per warrant. The Company paid an aggregate amount of approximately $915,796 for these warrants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

As a result of the Offer and the redemption of the warrants, the Group recognized a total financial loss of $6.2 million in “Changes in fair value of financial assets or liabilities and other financial results” (Note 8.5) as consequence of the comparison between the fair value as of June 30, 2020 and the total amount paid.

7.17.  Convertible notes

On March 6, 2020, we issued $42.5 million Convertible notes (“Notes”) in a private placement. The Notes will mature on March 6, 2023 unless earlier converted or repurchased. The conversion price of the Notes is $8.00 per share (the “Strike Price”). The Notes are convertible into cash, ordinary shares or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, we may elect to convert the Notes into ordinary shares through a mandatory conversion, provided that our free float exceeds $100 million and the share price has traded above the Strike Price for 10 consecutive days.

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

Under the terms of the Convertible notes, the Group is in compliance with the following financial ratios:

a)Net Debt to EBITDA ratio must be less than i) 3.5x for 2020 and 2021, (ii) 3.25x for 2022 and (iii) 3x for 2023, and

b)EBITDA to interest ratio must be more than 2x

At inception, the fair value of the liability component of the Convertible notes was measured using a discount rate of 12.66%.

The carrying value of Convertible notes as of June 30, 2021 measured at amortized cost does not differ significantly from their fair value.

7.18.   Changes in allowances and provisions

			Additions		Currency
			from business	Uses and	conversion
Item	06/30/2020	Additions	combination	reversals	difference	06/30/2021
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,886,832)	(698,741)	(852,926)	284,727	(704,731)	(5,858,503)
Allowance for impairment of related parties	(768)	—		565	203	—
Allowance for obsolescence	(1,107,870)	(643,530)	(8,850)	474,945	172,355	(1,112,950)

Total deducted from assets	(4,995,470)	(1,342,271)	(861,776)	760,237	(532,173)	(6,971,453)

INCLUDED IN LIABILITIES

Provisions for contingencies	(417,396)	(162,321)	—	3,503	126,367	(449,847)

Total included in liabilities	(417,396)	(162,321)	—	3,503	126,367	(449,847)

Total	(5,412,866)	(1,504,592)	(861,776)	763,740	(405,806)	(7,421,300)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

				Currency
			Uses and	conversion
Item	06/30/2019	Additions	reversals	difference	06/30/2020
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,360,224)	(1,520,928)	2,115	992,205	(3,886,832)
Allowance for impairment of related parties	(75,596)	(879)	45,516	30,191	(768)
Allowance for obsolescence	(406,818)	(984,207)	6,390	276,765	(1,107,870)

Total deducted from assets	(3,842,638)	(2,506,014)	54,021	1,299,161	(4,995,470)

INCLUDED IN LIABILITIES

Provisions for contingencies	(439,740)	(208,377)	7,852	222,869	(417,396)

Total included in liabilities	(439,740)	(208,377)	7,852	222,869	(417,396)

Total	(4,282,378)	(2,714,391)	61,873	1,522,030	(5,412,866)

					Currency
			Uses and		conversion
Item	06/30/2018	Additions	reversals	IAS 29	difference	06/30/2019
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,212,170)	(654,991)	87,916	1,220,652	(801,631)	(3,360,224)
Allowance for impairment of related parties	(23,126)	(80,913)	12,408	17,396	(1,361)	(75,596)
Allowance for obsolescence	(770,742)	(736,372)	615,467	273,252	211,577	(406,818)

Total deducted from assets	(4,006,038)	(1,472,276)	715,791	1,511,300	(591,415)	(3,842,638)

INCLUDED IN LIABILITIES

Provisions for contingencies	(845,486)	(74,109)	320,941	353,257	(194,343)	(439,740)

Total included in liabilities	(845,486)	(74,109)	320,941	353,257	(194,343)	(439,740)

Total	(4,851,524)	(1,546,385)	1,036,732	1,864,557	(785,758)	(4,282,378)

8.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8.1.   Revenue from contracts with customers

	06/30/2021	06/30/2020	06/30/2019
Sale of goods and services	204,674,072	170,574,909	159,198,516
Royalties	2,023,548	1,775,790	1,110,463
	206,697,620	172,350,699	160,308,979

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

8.2.   Cost of sales

Item	06/30/2021	06/30/2020	06/30/2019
Inventories as of the beginning of the year	29,338,548	27,322,003	19,366,001
Adjustment of opening net book amount for the application of IAS 29	—	—	4,273,416
Business combination	5,611,918	—	—
Purchases of the year	112,084,246	88,195,797	88,380,452
Production costs	11,169,890	10,998,165	11,558,513
Foreign currency translation	(509,874)	(3,601,829)	(9,291,498)
Subtotal	157,694,728	122,914,136	114,286,884
Inventories as of the end of the year (*)	(39,052,925)	(29,338,548)	(27,322,003)
Cost of sales	118,641,803	93,575,588	86,964,881

(*) Net of agricultural products from HB4 program.

8.3.   R&D classified by nature

	Research	Research	Research
	and	and	and
	development	development	development
	expenses	expenses	expenses
Item	06/30/2021	06/30/2020	06/30/2019
Amortization of intangible assets	1,138,720	1,027,340	1,106,390
Import and export expenses	5,220	17,303	16,360
Depreciation of property, plant and equipment	454,575	97,171	220,849
Freight and haulage	2,335	—	—
Employee benefits and social securities	1,430,277	787,931	541,025
Maintenance	54,551	59,219	56,395
Energy and fuel	44,518	52,614	52,919
Supplies and materials	1,401,869	871,930	1,175,184
Mobility and travel	29,783	70,138	48,308
Professional fees and outsourced services	235,443	94,286	69,110
Professional fees related parties	691,723	821,809	378,273
Office supplies	5,170	9,801	3,796
Information technology expenses	14,531	—	—
Insurance	24,439	5,353	8,593
Depreciation of leased assets	23,286	7,079	—
Impairment of R&D projects	51,716	269,001	—
Miscellaneous	9,499	4,295	12,189
Total	5,617,655	4,195,270	3,689,391

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

8.4.   Expenses classified by nature and function

		Selling, general
		and
		administrative	Total
Item	Production costs	expenses	06/30/2021
Amortization of intangible assets	—	1,250,262	1,250,262
Analysis and storage	23,417	123,168	146,585
Commissions and royalties	971,932	996,636	1,968,568
Import and export expenses	70,783	720,888	791,671
Depreciation of property, plant and equipment	1,274,206	1,319,758	2,593,964
Depreciation of leased assets	159,325	644,709	804,034
Impairment of receivables	—	560,931	560,931
Freight and haulage	488,683	3,894,696	4,383,379
Employee benefits and social securities	4,974,759	14,979,262	19,954,021
Maintenance	632,406	586,614	1,219,020
Energy and fuel	336,812	52,710	389,522
Supplies and materials	516,431	203,250	719,681
Mobility and travel	11,225	940,619	951,844
Publicity and advertising	—	2,518,286	2,518,286
Contingencies	—	158,818	158,818
Share-based incentives	—	1,655,135	1,655,135
Professional fees and outsourced services	787,462	7,668,043	8,455,505
Professional fees related parties	—	157,714	157,714
Office supplies	217,146	463,790	680,936
Insurance	79,272	993,738	1,073,010
Information technology expenses	441	1,347,374	1,347,815
Obsolescence	579,832	—	579,832
Taxes	44,228	6,001,292	6,045,520
Miscellaneous	1,530	364,208	365,738
Total	11,169,890	47,601,901	58,771,791

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2020
Amortization of intangible assets	—	1,122,194	1,122,194
Analysis and storage	46,620	23,851	70,471
Commissions and royalties	1,268,670	553,518	1,822,188
Import and export expenses	190,226	1,321,256	1,511,482
Depreciation of property, plant and equipment	1,170,624	742,341	1,912,965
Depreciation of leased assets	248,948	317,870	566,818
Impairment of receivables	—	1,499,298	1,499,298
Freight and haulage	541,019	3,458,525	3,999,544
Employee benefits and social securities	4,744,240	12,505,277	17,249,517
Maintenance	400,162	530,758	930,920
Energy and fuel	397,253	111,141	508,394
Supplies and materials	321,962	260,126	582,088
Mobility and travel	12,980	1,358,857	1,371,837
Publicity and advertising	—	1,718,572	1,718,572
Contingencies	—	200,525	200,525
Share-based incentives	—	3,428,029	3,428,029
Professional fees and outsourced services	575,566	2,752,852	3,328,418
Professional fees related parties	—	32,816	32,816
Office supplies	2,093	356,906	358,999
Insurance	64,019	295,206	359,225
Information technology expenses	—	917,230	917,230
Obsolescence	977,817	—	977,817
Taxes	28,724	4,656,318	4,685,042
Miscellaneous	7,242	181,562	188,804
Total	10,998,165	38,345,028	49,343,193

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2019
Amortization of intangible assets	—	1,270,529	1,270,529
Analysis and storage	5,811	905	6,716
Commissions and royalties	751,972	489,301	1,241,273
Bank expenses and commissions	—	30,784	30,784
Import and export expenses	95,111	1,396,636	1,491,747
Depreciation of property, plant and equipment	1,164,810	1,064,597	2,229,407
Impairment of receivables	—	686,985	686,985
Freight and haulage	1,433,867	2,662,715	4,096,582
Employee benefits and social securities	5,313,211	12,969,653	18,282,864
Maintenance	501,699	532,648	1,034,347
Energy and fuel	568,848	195,449	764,297
Supplies and materials	275,378	214,513	489,891
Mobility and travel	12,097	1,306,067	1,318,164
Publicity and advertising	—	1,709,552	1,709,552
Contingencies	—	67,417	67,417
Professional fees and outsourced services	681,790	7,346,607	8,028,397
Professional fees related parties	—	401,005	401,005
Office supplies	31,394	352,167	383,561
Insurance	105,302	802,352	907,654
Information technology expenses	—	709,539	709,539
Obsolescence	564,873	—	564,873
Taxes	37,388	4,821,136	4,858,524
Miscellaneous	14,962	213,243	228,205
Total	11,558,513	39,243,800	50,802,313

8.5.    Finance results

Financial costs	06/30/2021	06/30/2020	06/30/2019
Interest expenses with the Parents (Note 17)	(1,219,776)	(1,861,774)	(1,386,288)
Interest expenses	(17,702,770)	(17,535,324)	(20,450,254)
Financial commissions	(2,317,690)	(1,483,428)	(1,578,292)
	(21,240,236)	(20,880,526)	(23,414,834)

Other financial results
Exchange differences generated by assets	22,161,855	30,194,601	48,355,784
Exchange differences generated by liabilities	(35,541,048)	(50,815,215)	(66,200,973)
Changes in fair value of financial assets or liabilities and other financial results	(5,057,589)	(418,186)	(540,589)
Gain from cancellation of purchase option	—	—	6,582,849
Share-based payment cost of listing shares	—	—	(20,893,789)
Net gain of inflation effect on monetary items	11,824,678	9,216,684	14,653,335
	(6,612,104)	(11,822,116)	(18,043,383)

Total net financial results	(27,852,340)	(32,702,642)	(41,458,217)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Profit from translation effects on Argentine Peso denominated loans held by Rizobacter accounted in Other comprehensive income or loss amounted to $6.7 million, $3.6 million, and $1.2 million in the years ended June 30, 2021, 2020 and 2019, respectively.

9.    TAXATION

Tax reform in Argentina

In December 2019, the Argentine Government promulgated Law 27,541. It provided that the tax rate reduction established by Law 27,430 (reduction of the income tax rate from 35% to 30% for fiscal periods beginning from January 1, 2018 until December 31, 2019, and 25% for fiscal periods beginning on or after January 1, 2020, inclusive) be suspended until the fiscal years beginning on or after January 1, 2021. Thus, the tax rate of 30% was maintained. Law 27,541 also provided that, for the first and second financial years starting on or after 1 January 2019, one-sixth of the inflation adjustment (provided by Law 27.420) will be computed in the fiscal year of the adjustment calculation and the remaining five-sixths in equal parts in the five tax periods immediately following.

In June 2021, the Argentine Government approved a corporate income tax reform replacing the 30% fixed rate in force with a progressive tax rate. Depending on the amount of a corporation’s accumulated net taxable income, the reform could result in an increase or decrease in the corporate income tax rate.

Under the progressive corporate income tax, a 25% tax rate will apply on net taxable income for accumulated net taxable income up to AR$5 million. For accumulated net taxable income from AR$5 million to AR$50 million, the progressive scale will apply a 30% tax rate. Finally, for accumulated net taxable income exceeding AR$50 million the progressive scale will apply a 35% tax rate.

The reform also extends the 7% withholding tax on dividends for tax years beginning 1 January 2021 and thereafter.

Given inflation that is expected in 2021, the Group has determined the income tax considering the application of the inflation adjustment for income tax in Argentina.

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	06/30/2021	06/30/2020	06/30/2019
Current assets
Income tax	990,881	112,220	1,263,795
	990,881	112,220	1,263,795
Non-current assets
Income tax	10,105	2,653	—
Minimum presumed income tax	2,484	3,376	1,184
	12,589	6,029	1,184

	06/30/2021	06/30/2020	06/30/2019
Liabilities
Income tax	7,452,891	1,556,715	142,028
	7,452,891	1,556,715	142,028

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The roll forward of deferred tax assets and liabilities as of June 30, 2021, 2020 and 2019 is as follows:

Deferred tax assets	06/30/2021	06/30/2020	06/30/2019
Tax Loss-Carry Forward	3,226,305	2,362,657	2,663,813
Changes in fair value of financial assets or liabilities	89,574	41,183	32,062
Trade receivables	609,913	1,068,054	374,425
Royalties	485,426	245,140	—
Right-of-use leased asset	—	5,424	—
Government grants	—	—	2,649
Others	1,552,370	813,294	670,760
Total deferred tax assets	5,963,588	4,535,752	3,743,709

Deferred tax liabilities	06/30/2021	06/30/2020	06/30/2019
Intangible assets	(10,624,621)	(6,839,112)	(9,458,239)
Property, plant and equipment depreciation	(12,632,296)	(9,365,882)	(9,618,648)
Borrowings	—	(7,930)	(13,170)
Inflation tax adjustment	(2,682,172)	(2,032,078)	(1,706,092)
Allowances	(78,076)	(209,490)	(152,159)
Inventories	(1,821,524)	(237,258)	(153,563)
Biological assets	(229,296)	—	—
Government grants	(3,179)	(3,939)	—
Others financial assets	(276,800)	—	—
Right-of-use leased asset	(32,651)	—	—
Others	(4,098)	(4,993)	—
Total deferred tax liabilities	(28,384,713)	(18,700,682)	(21,101,871)

Net deferred tax	(22,421,125)	(14,164,930)	(17,358,162)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The roll forward of deferred tax assets and liabilities as of June 30, 2021, 2020 and 2019 are as follows:

				Transfer
				from
			Income	deferred
	Balance	Additions for	tax	tax	Charge	Conversion	Balance
Deferred tax assets	06/30/2020	business combination	provision	liabilities	to OCI	difference	06/30/2021
Tax Loss-Carry Forward	2,362,657	—	982,329	—	—	(118,681)	3,226,305
Changes in fair value of financial assets or liabilities	41,183	—	51,037	—	—	(2,646)	89,574
Trade receivables	1,068,054	—	138,438	—	—	(596,579)	609,913
Royalties	245,140	—	214,493	—	—	25,793	485,426
Right-of-use leased asset	5,424	—	(38,793)	32,651	—	718	—
Others	813,294	370,556	(427,433)	—	—	795,953	1,552,370
Total deferred tax assets	4,535,752	370,556	920,071	32,651	—	104,558	5,963,588

				Transfer
		Additions	Income	from
	Balance	for business	tax	deferred tax	Charge to	Conversion	Balance
Deferred tax liabilities	06/30/2020	combination	provision	assets	OCI	difference	06/30/2021
Intangible assets	(6,839,112)	(882,434)	(2,188,663)	—	—	(714,412)	(10,624,621)
Property, plant and equipment depreciation	(9,365,882)	(537,922)	(357,614)	—	(1,388,022)	(982,856)	(12,632,296)
Borrowings	(7,930)	—	8,797	—	—	(867)	—
Inflation tax adjustment	(2,032,078)	73,755	(527,654)	—	—	(196,195)	(2,682,172)
Allowances	(209,490)	201,969	(46,622)	—	—	(23,933)	(78,076)
Inventories	(237,258)	(3,546)	(1,561,687)	—	—	(19,033)	(1,821,524)
Biological assets	—	—	(229,296)	—	—	—	(229,296)
Government grants	(3,939)	—	1,174	—	—	(414)	(3,179)
Others financial assets	—	—	(277,841)	—	—	1,041	(276,800)
Right-of-use leased asset	—	—	—	(32,651)	—	—	(32,651)
Others	(4,993)	—	1,423	—	—	(528)	(4,098)
Total deferred tax liabilities	(18,700,682)	(1,148,178)	(5,177,983)	(32,651)	(1,388,022)	(1,937,197)	(28,384,713)

Net deferred tax	(14,164,930)	(777,622)	(4,257,912)	—	(1,388,022)	(1,832,639)	(22,421,125)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

			Transfer
			from
		Income	deferred
	Balance	tax	tax	Charge	Conversion	Balance
Deferred tax assets	06/30/2019	provision	liabilities	to OCI	difference	06/30/2020
Tax Loss-Carry Forward	2,663,813	(133,346)	—	—	(167,810)	2,362,657
Changes in fair value of financial assets or liabilities	32,062	20,222	—	—	(11,101)	41,183
Trade receivables	374,425	764,707	—	—	(71,078)	1,068,054
Goverment grants	2,649	(6,216)	3,939	—	(372)	—
Royalties	—	245,140	—	—	—	245,140
Right-of-use leased asset	—	5,676	—	—	(252)	5,424
Others	670,760	263,407	—	—	(120,873)	813,294
Total deferred tax assets	3,743,709	1,159,590	3,939	—	(371,486)	4,535,752

			Transfer
			from
		Income	deferred
	Balance	tax	tax	Charge	Conversion	Balance
Deferred tax liabilities	06/30/2019	provision	assets	to OCI	difference	06/30/2020
Intangible assets	(9,458,239)	1,469,311	—	—	1,149,816	(6,839,112)
Property, plant and equipment depreciation	(9,618,648)	45,028	—	(1,133,228)	1,340,966	(9,365,882)
Borrowings	(13,170)	3,548	—	—	1,692	(7,930)
Inflation tax adjustment	(1,706,092)	(589,811)	—	—	263,825	(2,032,078)
Allowances	(152,159)	(84,515)	—	—	27,184	(209,490)
Inventories	(153,563)	(110,152)	—	—	26,457	(237,258)
Goverment grants	—	—	(3,939)	—	—	(3,939)
Others	—	(4,993)	—	—	—	(4,993)
Total deferred tax liabilities	(21,101,871)	728,416	(3,939)	(1,133,228)	2,809,940	(18,700,682)

Net deferred tax	(17,358,162)	1,888,006	—	(1,133,228)	2,438,454	(14,164,930)

				Transfer
		Acquisition		from
		of control	Income	deferred
	Balance	of Semya	tax	tax	Charge	Conversion	Balance
Deferred tax assets	06/30/2018	S.A.	provision	liabilities	to OCI	difference	06/30/2019
Tax Loss-Carry Forward	3,638,269	113,289	(1,306,198)	—	—	218,453	2,663,813
Changes in fair value of financial assets or liabilities	35,944	25,868	(33,200)	—	—	3,450	32,062
Trade receivables	462,756	—	(114,765)	—	—	26,434	374,425
Allowances	370,930	—	(555,679)	152,159	—	32,590	—
Inventories	710,391	—	(119,316)	153,563	—	(744,638)	—
Intangible assets	15,098	(482,387)	(22,467)	476,174	—	13,582	—
Goverment grants	9,360	—	(7,262)	—	—	551	2,649
Others	359,073	—	290,552	—	—	21,135	670,760
Total deferred tax assets	5,601,821	(343,230)	(1,868,335)	781,896	—	(428,443)	3,743,709

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

				Transfer
		Adquisition		from
		of control	Income	deferred
	Balance	of Semya	tax	tax	Charge	Conversion	Balance
Deferred tax liabilities	06/30/2018	S.A.	provision	assets	to OCI	difference	06/30/2019
Intangible assets	(5,071,808)	—	(937,962)	(476,174)	—	(2,972,295)	(9,458,239)
Property, plant and equipment depreciation	(8,497,756)	—	(335,077)	—	576,453	(1,362,268)	(9,618,648)
Borrowings	(19,372)	—	7,342	—	—	(1,140)	(13,170)
Contingencies	(2,709)	—	2,869	—	—	(160)	—
Inflation tax adjustment	—	—	(1,706,092)	—	—	—	(1,706,092)
Allowances	—	—	—	(152,159)	—	—	(152,159)
Inventories	—	—	—	(153,563)	—	—	(153,563)
Others	(297)	—	314	—	—	(17)	—
Total deferred tax liabilities	(13,591,942)	—	(2,968,606)	(781,896)	576,453	(4,335,880)	(21,101,871)

Net deferred tax	(7,990,121)	(343,230)	(4,836,941)	—	576,453	(4,764,323)	(17,358,162)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Group’s Argentine subsidiaries are the most significant source of profit or loss before tax, the following reconciliation has been prepared using the Argentine statutory tax rate:

	06/30/2021	06/30/2020	06/30/2019
Loss before income tax-rate 0%	(17,127,991)	(205,022)	(21,669,882)
Earnings before income tax-rate 21%	(2,046,392)	828,074	1,264
Earnings before income tax-rate 30%	29,704,931	5,820,286	12,296,011
Earnings (Loss) before income tax-rate	10,530,548	6,443,338	(9,372,607)
Income tax expense by applying tax rate to profit (loss) before tax	(8,481,737)	(1,919,981)	(3,689,069)
Share of profit or loss of subsidiaries, joint ventures and associates	274,877	847,512	(44,721)
Stock options charge	(58,248)	(298,222)	78,681
Rate change adjustment	(1,780,962)	(144,660)	(54,735)
Non-deductible expenses	(365,350)	(84,128)	(254,201)
Untaxed gains	557,911	—	—
Representation expenses	—	(36,691)	(136,614)
Foreign investment coverage	390,170	551,968	233,634
Tax provision adjustments	476,890	307,944	—
Tax inflation adjustment	(2,182,988)	(1,174,964)	(941,734)
Result of inflation effect on monetary items and other finance results	(3,181,733)	(255,488)	(2,177,525)
Income tax expenses	(14,351,170)	(2,206,710)	(6,986,284)

The Group did not recognize deferred income tax liabilities of $2,497,033, $1,052,022 and $44,721, as of June 30, 2021, 2020 and 2019, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

similar taxes paid at source may be creditable against the Group’s potential final tax liability. Principal statutory taxes rates in the countries where the Group operates for all of the years presented are:

	Income tax rate
Tax jurisdiction	2021	2020	2019
Argentina	25% - 35%	30%	30%
Cayman Island	0%	0%	0%
Paraguay	10%	10%	10%
Uruguay	25%	25%	25%
France	28%	28%	28%
Brazil	34%	34%	34%
United State of America	21%	21%	21%

	06/30/2021	06/30/2020	06/30/2019
Current tax expense	(10,093,258)	(4,094,716)	(2,149,343)
Deferred tax	(4,257,912)	1,888,006	(4,836,941)
Total	(14,351,170)	(2,206,710)	(6,986,284)

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2021 are as follows:

Fiscal year	Tax-Loss Carry forward	Tax-Loss Carry forward	Prescription	Tax jurisdiction
2017	186,545	55,261	2022	Argentina
2018	168,888	49,976	2023	Argentina
2019	206,082	51,520	2024	Argentina
2019	4,258,576	894,301	2039	United States of America
2020	1,094,530	273,633	2025	Argentina
2020	2,845,571	597,570	2040	United States of America
2021	2,961,583	826,643	2026	Argentina
2021	2,161,267	453,866	2041	United States of America
Total	13,883,042	3,202,770

The amount of tax losses for the fiscal year ended on June 30, 2021 is an estimate of the amount to be presented in the tax return.

The amount and expiry date of unused tax credits of Argentina minimum presumed income tax as of June 30, 2020 is as follows:

Fiscal year	Amount	Prescription
2014	474	2024
2015	1,003	2025
2016	1,007	2026
Total	2,484

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

10.    EARNING PER SHARE

	06/30/2021	06/30/2020	06/30/2019
Numerator
(Loss) profit for the year (basic EPS)	(6,870,163)	3,359,175	(18,369,045)
(Loss) profit for the year (diluted EPS)	(6,870,163)	3,359,175	(18,369,045)
Denominator
Weighted average number of shares (basic EPS)	39,218,632	36,120,447	30,478,390
Weighted average number of shares (diluted EPS)	39,218,632	36,416,988	30,478,390

Basic (loss) gain attributable to ordinary equity holders of the parent	(0.1752)	0.0930	(0.6027)
Diluted (loss) gain attributable to ordinary equity holders of the parent	(0.1752)	0.0922	(0.6027)

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

For the year ended June 30, 2021 and 2019 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

Warrants outstanding were not included in the diluted EPS calculations for the years ended June 30, 2020 because the average market price of ordinary shares during the periods did not exceed the exercise price of the warrants. However, on August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants and consistently issued 2,601,954 shares in exchange for the warrants tendered.  See Note 7.16.

Convertible notes outstanding were not included in the diluted EPS calculations for the year ended June 30, 2020 because its interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

The stock options were included in the diluted EPS calculation for the year ended June 30, 2020 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option. See Note 19.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

11.   INFORMATION ABOUT COMPONENTS OF EQUITY

Reverse recapitalization

The merger mentioned in Note 1, was reflected as a reverse recapitalization (capital transaction) equivalent to the issuance of shares by the private company (Bioceres) for the net monetary assets of the public shell company (Union). The difference in the fair value of equity instruments retained by UAC’s  former shareholders (shares and public warrants) over the value of the net monetary assets incorporated represents a service for listing the shares and it should be accounted as a shared based payment in accordance to IFRS 2. The cost of the service was recognized as an expense in the line “Share based payment cost of listing shares” for an amount of $20.9 million.

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

The Group has recognized the contribution of assets and liabilities made by the shareholders (Parent company investment), until the merger was consummated, as a share premium.

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

On August 24, 2020, as consequence of the warrants tender offer, we issued 2,601,954 shares in exchange for the warrants tendered. See Note 7.16

On November 12, 2020, we issued 1,875,000 shares in exchange for the acquisition of assets from Arcadia. See Note 6.

In the last quarter of the fiscal year 2021, we issued 971,072 shares in reference to the share-based incentives. See Note 19.

As of June 30, 2021, we have repurchased 464,455 of our own shares and, (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 41,104,087 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) $49.1 million of Convertible notes, and (vi) 2,032,092 ordinary shares reserved for our equity compensation plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Holders of the ordinary shares are entitled to one vote for each ordinary share.

Convertible notes

Convertibles notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the "Convertible instruments" column. See Note 7.17

Non-controlling interests

The subsidiary whose non-controlling interest is significant as of June 30, 2021, 2020 and 2019 is:

Name	06/30/2021	06/30/2020	06/30/2019
Rizobacter Argentina S.A.	20%	20%	20%
Insumos Agroquimicos S.A.	49.9%	—	—

Below is a detail of the summarized financial information of Rizobacter and Insuagro, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

Rizobacter

Summary financial statements:	06/30/2021	06/30/2020	06/30/2019
Current assets	175,827,504	148,256,827	115,546,951
Non-current assets	59,868,513	49,843,457	47,418,450
Total assets	235,696,017	198,100,284	162,965,401

Current liabilities	119,966,445	129,838,941	100,590,919
Non-current liabilities	57,480,984	32,935,399	34,788,705
Total liabilities	177,447,429	162,774,340	135,379,624

Equity attributable to controlling interest	58,246,057	35,324,227	27,584,666
Equity attributable to non-controlling interest	2,531	1,717	1,111
Total equity	58,248,588	35,325,944	27,585,777

Total liabilities and equity	235,696,017	198,100,284	162,965,401

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss	06/30/2021	06/30/2021	06/30/2019
Revenues	189,749,478	162,404,866	156,741,933
Initial recognition and changes in the fair value of biological assets	1,552,746	716,741	—
Cost of sales	(106,636,141)	(86,533,561)	(85,287,771)
Gross margin	84,666,083	76,588,046	71,454,162

Research and development expenses	(3,208,904)	(2,689,468)	(2,367,727)
Selling, general and administrative expenses	(37,500,952)	(36,103,289)	(31,316,843)
Share of profit or loss of joint ventures and associates	481,442	1,960,549	1,071,297
Other income	507,246	(380,871)	286,626
Operating profit	44,944,915	39,374,967	39,127,515

Financial results	(11,032,748)	(30,014,131)	(24,650,359)
Profit before taxes	33,912,167	9,360,836	14,477,156

Income tax expense	(14,141,515)	(3,830,106)	(7,729,300)
Result for the year	19,770,652	5,530,730	6,747,856

Exchange differences on translation of foreign operations	1,704,590	1,281,974	17,197
Revaluation of property, plant and equipment, net of tax	(2,682,457)	3,921,091	(1,347,124)
Total comprehensive result	18,792,785	10,733,795	5,417,929

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2021, 2020 and 2019.

Insuagro

Summary statements of comprehensive income or loss (1)
06/30/2021
Revenues	7,600,041
Cost of sales	(5,886,326)
Gross margin	1,713,715

Selling, general and administrative expenses	(1,065,147)
Other income or expenses, net	18,305
Operating profit	666,873

Financial results	(961,635)
Loss before tax	(294,762)
Income tax	127,876
Loss for the period	(166,886)

Exchange differences on translation of foreign operations	180,519
Total comprehensive result	13,633

(1)	Results from 9th April 2021, the date of the acquisition of Insuagro. See note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

12.    CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2021	06/30/2020	06/30/2019
Investment activities
Settlement of liability with loan to joint venture (1)	—	—	6,964,101
Net assets acquisition by business combination (2) (Note 6)	6,612,410	—	—
Settlement of receivables through PPE contribution	2,164,156	—	—
Investment in-kind in other related parties (Note 17)	714,359	476,292	463,511
Arcadia asset acquisition financed by debt (Note 6)	7,637,972	—	—
Arcadia asset acquisition through issuance of capital (Note 6)	15,000,000	—	—
Non-monetary contributions in joint ventures and associates (Note 13)	2,931,699	250,000	94,355
	35,060,596	726,292	7,521,967

	06/30/2021	06/30/2020	06/30/2019
Financing activities
Purchase option paid by a parent loan	—	—	(1,265,000)
Consideration for acquisition	(2,625,335)	—	—
Parent company investment	—	—	(14,558,347)
Capitalization of financial debt	—	—	13,720,000
Reverse recapitalization	—	—	(3,688,963)
Net assets incorporated of Semya (3)	—	—	7,369,168
Acquisition of control of Semya	—	—	(3,684,585)
	(2,625,335)	—	(2,107,727)

(1)Offset of trade receivables and other payables with Synertech.
(2)The Group has incorporated the following assets and liabilities from Insuagro (see Note 6).

Balance sheet as of March 31, 2021	Total
Current assets
Cash and equivalents	555,804
Other current assets	24,981,656
Non-current assets
Deferred tax	106,952
Other financial assets	719,772
Intangibles	2,923,897
Property, plant and equipment	1,952,045
Total assets	31,240,126

Current liabilities
Trade payables and other payables	17,814,395
Borrowings	5,749,928
Deferred tax	884,574
Non-current liabilities
Borrowings	178,820
Total liabilities	24,627,717

Total equity	6,612,409

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

(3)	As a result of the Share purchase agreement between Bioceres Crop Solutions and Bioceres S.A. (see Note 6), the Group incorporated the following assets and liabilities:

Balance sheet as of May 31, 2019	Total
Current assets	67,924
Non-current assets
Tax credits	253,655
Intangibles	2,147,199
Goodwill	5,836,268
Total assets	8,305,046

Current liabilities
Trade payables	273,442
Borrowings	114,568
Non-current liabilities
Deferred tax	547,868
Total liabilities	935,878

Total equity	7,369,168

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisitions	notes	Total
As of June 30, 2018	91,017,133	22,874,609	—	113,891,742
Proceeds from borrowings	88,693,632	—	—	88,693,632
Decrease bank overdraft and other short-term borrowings	(4,968,813)	—	—	(4,968,813)
Payments	(83,777,814)	(7,140,000)	—	(90,917,814)
Capitalization of financial debt	—	(13,720,000)	—	(13,720,000)
Interest payment	(20,167,101)	—	—	(20,167,101)
Exchange differences and currency translation differences	32,759,693	1,264,656	—	34,024,349
As of June 30, 2019	103,556,730	3,279,265	—	106,835,995

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisitions	notes	Total
As of June 30, 2019	103,556,730	3,279,265	—	106,835,995
Proceeds	93,273,502	—	42,075,000	135,348,502
Decrease bank overdraft and other short-term borrowings	(2,331,974)	—	—	(2,331,974)
Payments	(76,846,934)	(2,937,500)	—	(79,784,434)
Interest payment	(21,533,187)	—	—	(21,533,187)
Exchange differences, currency translation differences and other financial results	8,830,208	110,889	954,834	9,895,931
As of June 30, 2020	104,948,345	452,654	43,029,834	148,430,833

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2020	104,948,345	452,654	43,029,834	148,430,833
Proceeds	143,499,367	—	—	143,499,367
Decrease bank overdraft and other short-term borrowings	(3,442,491)	—	—	(3,442,491)
Payments	(113,100,032)	—	—	(113,100,032)
Financing for assets acquisitions	—	11,214,929	—	11,214,929
Debt incorporated by business combination	5,928,748	—	—	5,928,748
Interest payment	(12,923,745)	—	—	(12,923,745)
Exchange differences, currency translation differences and other financial results	(135,867)	122,950	5,634,178	5,621,261
As of June 30, 2021	124,774,325	11,790,533	48,664,012	185,228,870

13. JOINT VENTURES AND ASSOCIATES

	06/30/2021	06/30/2020	06/30/2019
Assets
Synertech Industrias S.A.	27,572,597	24,619,773	25,297,376
Indrasa Biotecnología S.A.	54,957	33,019	23,652
Alfalfa Technologies S.R.L.	97,920	—	—
Moolec Science Limited (Note 6)	2,931,699	—	—
	30,657,173	24,652,792	25,321,028

	06/30/2021	06/30/2020	06/30/2019
Liabilities
Trigall Genetics S.A.	1,278,250	1,548,829	1,970,903
	1,278,250	1,548,829	1,970,903

Changes in joint ventures investments and affiliates:

	06/30/2021	06/30/2020	06/30/2019
As of the beginning of the year	23,103,963	23,350,125	17,059,757
Adjustment of opening net book amount for the application of IAS 29	—	—	8,328,794
Monetary contributions	101,883	—	129,340
Non-monetary contributions (Note 6)	2,931,699	250,000	94,355
Parent company investment	—	—	294,041
Loss of control of Indrasa Biotecnología S.A.	—	—	10,591
Acquisition of control of Semya S.A.	—	—	(3,684,585)
Revaluation of property, plant and equipment	(413,618)	521,406	94,009
Foreign currency translation	2,657,567	(3,494,761)	11,337
Share of profit or loss	997,429	2,477,193	1,012,486
As of the end of the year	29,378,923	23,103,963	23,350,125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Share of profit or loss of joint ventures and affiliates:

	06/30/2021	06/30/2020	06/30/2019
Trigall Genetics S.A.	270,579	171,502	(2,647)
Bioceres Crops S.A.	—	—	(22,895)
Synertech Industrias S.A.	708,550	2,294,332	1,034,818
Indrasa Biotecnología S.A.	18,300	11,359	3,210
	997,429	2,477,193	1,012,486

There are no significant restrictions on the ability of the joint ventures and affiliates to transfer funds to the Group for cash dividends, or to repay loans or advances made by the Group, except for the legal obligation to establish a legal reserve for 5% of the profit for the year until reaching 20% of the capital.

Summarized financial information prepared in accordance with International Financial Reporting Standards ("IFRS") in relation to the joint ventures is presented below:

	Trigall Genetics
Summarised balance sheet	06/30/2021	06/30/2020	06/30/2019
Current assets
Cash and cash equivalents	13,798	1,331	13,114
Other current assets	1,949,590	1,024,793	323,265
Total current assets	1,963,388	1,026,124	336,379
Non-current assets
Intangible assests	13,335,653	11,776,705	10,214,575
Total non-current assets	13,335,653	11,776,705	10,214,575
Current liabilities
Financial liabilities	—	—	9,476,272
Other current liabilities	1,257,070	869,700	1,016,083
Total current liabilities	1,257,070	869,700	10,492,355
Non-current liabilities
Financial liabilities	12,184,030	10,831,048	—
Other non- current liabilities	1,000,774	831,685	460,268
Total non-current liabilities	13,184,804	11,662,733	460,268
Net assets	857,167	270,396	(401,669)

	Trigall Genetics
Summarised statements of comprenhensive income	06/30/2021	06/30/2020	06/30/2019
Revenue	1,110,303	799,625	367,646
Finance income	22,470	79,442	54,003
Finance expense	(3,586)	(1,863)	(16,145)
Depreciation and amortization	—	—	—
Profit (loss) of the year	586,773	172,670	(33,195)
Other comprenhensive income	—	—	—
Total comprenhensive income (loss)	586,773	172,670	(33,195)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

	Synertech
Summarised balance sheet	06/30/2021	06/30/2020	06/30/2019
Current assets
Cash and cash equivalents	540,149	18,251	40,634
Other current assets	17,274,878	17,983,868	5,709,650
Total current assets	17,815,027	18,002,119	5,750,284
Non-current assets
Property,plan and equipment	13,422,832	14,168,459	15,046,903
Other non- current assets	39,171	—	—
Total non-current assets	13,462,003	14,168,459	15,046,903
Current liabilities
Financial liabilities	1,346,327	5,484,866	921,703
Other current liabilities	6,807,330	4,719,276	4,595,906
Total current liabilities	8,153,657	10,204,142	5,517,609
Non-current liabilities
Financial liabilities	331,306	2,783,951	—
Other non- current liabilities	4,119,471	2,554,905	3,974,975
Total non-current liabilities	4,450,777	5,338,856	3,974,975
Net assets	18,672,596	16,627,580	11,304,603

	Synertech
Summarised statements of comprenhensive income	06/30/2021	06/30/2020	06/30/2019
Revenue	23,759,744	21,501,725	18,305,953
Finance income	5,584,007	3,805,655	2,434,610
Finance expense	(6,283,955)	(6,666,508)	(6,193,963)
Depreciation and amortization	(39,171)	(1,076,699)	(1,074,552)
Profit of the year	1,776,244	5,099,852	2,278,859
Other comprenhensive (loss) income	(827,236)	1,042,811	334,403
Total comprenhensive income	949,008	6,142,663	2,613,262

14.  SEGMENT INFORMATION

The Group is organized into three main operating segments:

-Seed and integrated products

The seed and integrated products segment focuses mainly on the development and commercialization of seed technologies and products that increase yield per hectare, with a focus on the provision of seed technologies integrated with crop protection and crop nutrition products designed to control weeds, insects or diseases, to increase their quality characteristics, to improve nutritional value and other benefits. The segment focuses on the commercialization of integrated products that combine three complementary components biotechnological events, germplasm and seed treatments—in order to increase crop productivity and create value for customers. While each component can increase yield independently, through an integrated technology strategy the segment offers products that complement and integrate with each other to generate higher yields in crops.

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated packs, royalties and licenses charged to third parties, among others.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

The following tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2021	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	31,398,592	113,508,465	59,767,015	204,674,072
Royalties	2,023,548	—		2,023,548
Others
Government grants	2,302	—	—	2,302
Initial recognition and changes in the fair value of biological assets	1,394,127	606,269	825,859	2,826,255
Total	34,818,569	114,114,734	60,592,874	209,526,177

Cost of sales	(12,931,763)	(75,138,491)	(30,571,549)	(118,641,803)
Gross margin per segment	21,886,806	38,976,243	30,021,325	90,884,374
%	63%	34%	50%	43%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2020	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	27,626,542	93,799,477	49,148,890	170,574,909
Royalties	1,775,790	—	—	1,775,790
Others
Government grants	24,732	—	—	24,732
Initial recognition and changes in the fair value of biological assets	41,755	418,712	256,274	716,741
Total	29,468,819	94,218,189	49,405,164	173,092,172

Cost of sales	(11,581,494)	(53,552,327)	(28,441,767)	(93,575,588)
Gross margin per segment	17,887,325	40,665,862	20,963,397	79,516,584
% of Segment Revenue	61%	43%	42%	46%

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2019	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	24,185,292	89,919,460	45,093,764	159,198,516
Royalties	1,110,463	—	—	1,110,463
Others
Goverment Grants	16,372	—	—	16,372
Initial recognition and changes in the fair value of biological assets.	—	279,945	—	279,945
Total	25,312,127	90,199,405	45,093,764	160,605,296

Cost of sales	(9,783,737)	(53,979,391)	(23,201,753)	(86,964,881)
Gross margin per segment	15,528,390	36,220,014	21,892,011	73,640,415
%	61%	40%	49%	46%

Revenue by similar group of products or services

	06/30/2021	06/30/2020	06/30/2019
Seed and integrated products	33,422,140	29,402,332	25,295,755
Seeds, royalties & licenses	6,246,689	5,210,616	3,846,991
Packs	27,175,451	24,191,716	21,448,764

Crop protection	113,508,465	93,799,477	89,919,460
Adjuvants	50,062,012	45,372,840	41,854,730
Insecticides & fungicides	18,231,616	15,227,357	12,655,985
Other	45,214,837	33,199,280	35,408,745

Crop nutrition	59,767,015	49,148,890	45,093,764
Inoculants	16,485,064	16,718,571	18,644,673
Fertilizers	43,281,951	32,430,319	26,449,091

Total revenues	206,697,620	172,350,699	160,308,979

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Geographical information

	06/30/2021	06/30/2020	06/30/2019
Argentina	157,352,242	130,918,908	124,011,642
Bolivia	3,707,107	2,982,953	2,494,216
Brazil	24,591,539	21,188,655	17,338,608
United States of America	2,504,696	1,515,185	2,562,376
Paraguay	5,369,912	4,428,078	2,506,348
South Africa	2,789,322	1,927,333	3,019,474
France	4,269,368	911,140	711,522
Uruguay	5,752,913	6,234,956	4,684,854
Rest of the world	360,521	2,243,491	2,979,939
Total revenues	206,697,620	172,350,699	160,308,979

	06/30/2021	06/30/2020	06/30/2019
Non-current assets
Argentina	107,077,660	93,682,114	106,056,232
Cayman Islands	24,837,572	—	—
United States	7,799,448	7,168,376	6,136,461
Paraguay	742,767	714,011	722,914
Brazil	3,460,634	685,587	305,477
Bolivia	33,090	15,588	27,487
South Africa	3,892	598	7,080
India	—	—	38
Francia	26,138	33,556	—
Colombia	18,461	22,313	—
Uruguay	48,502	53,282	—
Total non-current assets	144,048,164	102,375,425	113,255,689

Property, plant and equipment	47,954,596	41,515,106	43,834,548
Intangible assets	67,342,362	35,333,464	39,616,426
Goodwill	28,751,206	25,526,855	29,804,715
Total reportable assets	144,048,164	102,375,425	113,255,689
Total non-reportable assets	250,541,793	195,185,944	129,211,608
Total assets	394,589,957	297,561,369	242,467,297

15.    FINANCIAL INSTRUMENTS – RISK MANAGEMENT

a)Principal financial instruments

The principal financial instruments used by the Group, from which financial instrument risk arise, are as follows:

-	Cash and cash equivalents
-	US Treasuary bills
-	Financial assets at fair value through profit or loss
-	Trade receivables
-	Other receivables
-	Trade and other payables
-	Bank overdrafts

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

b)Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2021, 2020 and 2019.

Financial assets by category

				Mandatorily measured at fair
	Amortized cost			value through profit or loss
Financial asset	06/30/2021	06/30/2020	06/30/2019	06/30/2021	06/30/2020	06/30/2019
Cash and cash equivalents	28,327,569	20,176,452	3,450,873	7,718,544	22,346,409	—
Other financial assets	1,523,438	4,713,161	4,703,688	10,735,422	9,045,935	356,233
Trade receivables	88,919,911	73,546,633	59,236,377	—	—	—
Other receivables (*)	5,005,283	3,349,901	1,566,732	—	—	—
Total	123,776,201	101,786,147	68,957,670	18,453,966	31,392,344	356,233

(*)	Advances expenses and tax balances are not included.

Financial liabilities by category

				Mandatorily measured at fair
	Amortized cost			value through profit or loss
Financial liability	06/30/2021	06/30/2020	06/30/2019	06/30/2021	06/30/2020	06/30/2019
Trade and other payables	72,091,408	57,289,862	40,578,494	—	—	—
Borrowings	124,774,325	104,948,345	103,556,730	—	—	—
Convertible notes	48,664,012	43,029,834	—	—	—	—
Lease liability	1,140,717	1,109,812	—	—	—	—
Employee benefits and social security	4,680,078	5,044,630	5,357,218	—	—	—
Consideration for acquisition of assets	11,790,533	452,654	3,279,265	—	—	—
Warrants	—	—	—	—	1,686,643	2,861,511
Total	263,141,073	211,875,137	152,771,707	—	1,686,643	2,861,511

c)Financial instruments measured at fair value

Fair value by hierarchy

According to the requirements of IFRS 7, the Group classifies each class of financial instrument valued at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

Level 1 comprises financial assets and liabilities with fair values determined by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 comprises inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

Measurement at fair value at 06/30/2021	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	7,718,544	—	—
US Treasury bills	7,885,937	—	—
Other investments	2,110,414	739,071	—

Measurement at fair value at 06/30/2020	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	22,346,409	—	—
US Treasury bills	7,768,410	—	—
Other investments	1,176,977	100,548	—

Financial liabilities valued at fair value
Private warrants	—	—	1,686,643

Measurement at fair value at 06/30/2019	Level 1	Level 2	Level 3

Financial assets at fair value
Other investments	356,233	—	—

Financial liabilities valued at fair value
Private warrants	—	—	2,861,511

Changes in financial liabilities valued at fair value level 3 for the year ended June 30,2020 are set below:

06/30/2020
As of the beginning of the year	2,861,511
Changes in finance results(1)	(1,174,868)
As of the end of the year	1,686,643

(1) The amount of the change in fair value for the year ended June 30,2020 is recognized in “Changes in fair value of financial assets or liabilities and other financial results”. See Note 8.5.

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

The model and inputs used to value the Private warrants at its fair value is mentioned in Note 4.13.

d)Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts re.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 7.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

e)General objectives, policies and processes

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

f)Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, which derives mainly from trade and other receivables, as well as from cash and deposits in financial institutions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The credit risk to which the Group is exposed is mainly defined in the Group’s accounts receivable followed by cash and cash equivalents, with the logical importance of being able to satisfy the Group’s needs in the short term.

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations and derives mainly from trade receivables and other receivables generated by services and product sales, as well as from cash and deposits in financial institutions. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

On that basis, the loss allowance as of June 30, 2021 was determined as follows:

	Gross carrying
	amount-trade	Expected Loss	Loss
	receivables	rate	allowance
Current	78,286,114	0.21%	161,963
More than 15 days past due	2,192,641	0.21%	4,536
More than 30 days past due	1,145,112	0.21%	2,369
More than 60 days past due	2,396,153	0.24%	5,796
More than 90 days past due	3,031,050	0.25%	7,719
More than 120 days past due	1,174,948	0.39%	4,589
More than 180 days past due	756,820	0.21%	1,587
More than 365 days past due	5,659,837	100%	5,659,837
IAS 29 effect and Currency conversion	—		10,107
Total 06/30/2021	94,642,675		5,858,503

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

g)Liquidity risk

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

The following table sets out the contractual maturities of financial liabilities:

			Between one	Between
	Up to 3	3 to 12	and three	three and	Subsequent
As of June 30, 2021	months	months	years	five years	years
Trade and other payables	17,379,825	44,023,803	9,266	—	—
Borrowings	26,399,791	57,195,372	53,290,976	—	—
Convertible notes	—	—	48,664,012	—	—
Leasing liabilities	374,642	2,154,835	755,932	—	—
Total	44,154,258	103,374,010	102,720,186	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

			Between one	Between
	Up to 3	3 to 12	and three	three and	Subsequent
As of June 30, 2020	months	months	years	five years	years
Trade and other payables	28,150,681	29,130,428	463,568	—	—
Borrowings	35,863,852	34,810,916	43,799,397	—	—
Convertible notes	—	—	43,029,834	—	—
Leasing liabilities	196,717	625,463	483,725	—	—
Total	64,211,250	64,566,807	87,776,524	—	—

			Between one	Between
	Up to 3	3 to 12	and three	three and	Subsequent
As of June 30, 2019	months	months	years	five years	years
Trade and other payables	12,854,579	28,987,009	476,482	—	—
Borrowings	29,051,271	40,097,864	38,524,384	—	—
Financed payment - Acquisition of business	—	2,937,500	—	—	—
Total	41,905,850	72,022,373	39,000,866	—	—

As of June 30, 2021, 2020 and 2019 the Group had no exposure to derivative liabilities.

h)Currency risk

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

The table below sets forth our net exposure to currency risk as of June 30, 2021, 2020 and 2019:

Net foreign currency position	06/30/2021	06/30/2020	06/30/2019
Amount expressed in US$	(50,608,592)	(52,968,976)	(40,513,954)

Considering only this net currency exposure at June 30, 2020, if an Argentine peso/US dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses.

We estimate that a devaluation or an appreciation of the Argentine peso against the U.S. dollar of 20% during the year ended June 30, 2021 would have resulted in a net pre-tax loss or gain of approximately $9.9 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

i)Interest rate risk

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

The Group has not entered into derivative contracts to hedge this exposure.

The Group’s debt composition, consisting of the loans and the payment financed for the acquisition of Rizobacter, is set out below.

	06/30/2021	06/30/2020	06/30/2019
	Carrying	Carrying	Carrying
	amount	amount	amount
Fixed-rate instruments
Current financial liabilities	(73,125,807)	(62,490,975)	(69,126,607)
Non-current financial liabilities	(108,236,265)	(84,253,034)	(37,459,235)

Variable-rate instruments
Current financial liabilities	(3,660,050)	(1,230,760)	(177,213)
Non-current financial liabilities	(206,748)	(456,064)	(72,940)

Holding all other variables constant, including levels of our external indebtedness, at June 30, 2021 a one percentage point increase in floating interest rates would increase interest payable by less than US$ 0.1 million.

The Company does not use derivative financial instruments to hedge its interest rate risk exposure.

j)Capital risk management

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

16.  LEASES

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

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

The information about the right-of-use and liabilities related with lease assets is as follows:

Right-of-use leased asset	06/30/2021	06/30/2020
Cost
Book value at the beginning of the year	2,369,326	—
Additions for initial application of IFRS 16	—	1,523,177
Additions of the year	913,321	846,149
Exchange differences	405,503	—
Book value at the end of the year	3,688,150	2,369,326

Depreciation	06/30/2021	06/30/2020
Book value at the beginning of the year	1,254,729	—
Additions for initial application of IFRS 16	—	759,045
Exchange differences	278,441	(78,213)
Depreciation of the year	827,320	573,897
Accumulated depreciation at the end of the year	2,360,490	1,254,729
Total	1,327,660	1,114,597

Lease liability	06/30/2021	06/30/2020
Book value at the beginning of the year	1,109,812	—
Additions for initial application of IFRS 16	—	1,523,177
Additions of the year	259,427	702,826
Interest expenses, exchange differences and inflation effects	500,442	(551,232)
Payments of the year	(728,964)	(564,959)
Total	1,140,717	1,109,812

Lease Liabilities	06/30/2021	06/30/2020
Non-current	390,409	444,714
Current	750,308	665,098
Total	1,140,717	1,109,812

	06/30/2021	06/30/2020
Machinery and equipment	661,544	598,561
Vehicles	1,061,184	264,069
Equipment and computer software	582,101	407,546
Land and buildings	1,383,321	1,099,150
	3,688,150	2,369,326

(1)	The incremental borrowing rate used was 7.74%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

17.  SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2021, 2020 and 2019, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the year ended
Party	Transaction type	06/30/2021	06/30/2020	06/30/2019
Joint ventures and associates	Sales and services	9,404,716	6,139,155	4,913,254
Joint ventures and associates	Purchases of goods and services	(23,395,323)	(21,634,936)	(17,542,637)
Joint ventures and associates	Equity contributions	3,033,582	250,000	517,736
Joint ventures and associates	Net loans granted	—	—	(6,964,101)
Key management personnel	Salaries, social security benefits and other benefits	(3,376,292)	(5,333,469)	(3,940,185)
Key management personnel	Net loans cancelled	664,398	—	599,984
Key management personnel	Interest gain	9,782	44,619	20,106
Shareholders and other related parties	Sales of goods and services	572,110	1,871,613	640,095
Shareholders and other related parties	Purchases of goods and services	(3,092,506)	(1,881,013)	(1,433,127)
Shareholders and other related parties	In-kind contributions	714,359	476,292	463,511
Parents companies and related parties to Parents (Note 7.5)	Interest expenses	(1,219,776)	(1,861,774)	(1,386,288)
Parents companies and related parties to Parents (Note 7.5)	Net loans cancelled	(101,241)	—	—
Parent company	Purchases of goods and services	—	(92)	(120,095)
Parent company	Equity contributions	—	—	(14,558,347)
Total		(16,786,191)	(21,929,605)	(38,790,094)

		Amounts receivable from related parties
Party	Transaction type	06/30/2021	06/30/2020	06/30/2019
Parent company	Trade debtors	—	—	440,268
Parents companies and related parties to Parents	Other receivables	770,549	102,069	—
Shareholders and other related parties	Trade debtors	—	1,090,004	467,743
Shareholders and other related parties	Allowance for impairment	—	(768)	(75,596)
Other receivables - Other related parties	Other receivables	134,172	83,839	10,971
Joint ventures and associates	Trade debtors	221,048	120,992	2,369
Joint ventures and associates	Other receivables	2,219,863	1,562,340	250,783
Total		3,345,632	2,958,476	1,096,538

		Amounts payable to related parties
Party	Transaction type	06/30/2021	06/30/2020	06/30/2019
Parent company	Trade creditors	(193,718)	(2,210,308)	(1,568,036)
Parents companies and related parties to Parents	Net loans payables	(9,578,921)	(12,389,521)	(17,757,907)
Key management personnel	Salaries, social security benefits and other benefits	(2,338,727)	(2,084,088)	(2,312,253)
Shareholders and other related parties	Trade and other payables	(52,864)	(1,031,710)	(1,796,932)
Joint ventures and associates	Trade creditors	(17,669,027)	(14,409,853)	(4,805,149)
Total		(29,833,257)	(32,125,480)	(28,240,277)

18.  KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2021, 2020 and 2019.

	06/30/2021	06/30/2020	06/30/2019
Salaries, social security and other benefits	1,721,157	1,905,440	3,940,185
Share-based incentives	1,655,135	3,428,029	—
Total	3,376,292	5,333,469	3,940,185

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

19.  SHARE-BASED PAYMENT

a) Share option plan for directors and senior management.

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

Factor	Incentive option plan
Weighted average fair value of shares	$5.42
Exercise price	$4.55
Weighted average expected volatility	29.69%
Dividend rate	0%
Weighted average risk-free interest rate	1.66%
Weighted average expected life	9.89 years
Weighted average fair value of stock options at measurement date	$2.47

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

The Group estimates that 100% of the share options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of the exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the years ended June 30, 2021, 2020, and 2019:

	06/30/2021		06/30/2020		06/30/2019
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	options	price	options	price	options	price
At the beginning	1,200,000	$4.55	—	—	—	—
Granted during the year	—	—	1,200,000	$4.55	—	—
Annulled during the year	—	—	—	—	—	—
Exercised during the year	33,333	$15.09	—	—	—	—
Expired during the year	—	—	—	—	—	—
Effective at year	1,166,667	$4.55	—	—	—	—

The charge of the plan recognized during the year was $0.7 million and $1.9 for fiscal year 2021 and 2020.

b) Share Option Plan for junior management.

The Share Option Plan for junior management is for up to 100,000 underlying ordinary shares for certain key employees. The options have an exercise price of $5.55 and may be exercised for a period of up to three years from the grant date, with 1/3 vesting every 12 months. The first third of the vesting period is on September 18, 2021. The Board of Directors will determine the number of options and the key employees who will receive the award. The plan was finally implemented on August 3, 2021. No charges have been accounted in the year ended June 30, 2021.

c) Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the Chief Operating Officer, Sales Director and Marketing Director and Managing Director of Rizobacter. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives. Each year the Board of Directors defines the objectives upon approval of the annual budget.

As well as fiscal year ended June 30, 2020, for the Bonus in Cash 2021, all the beneficiaries decided to receive the bonus in ordinary shares. The charge of the plan recognized during the year ended June 30, 2021 and 2020 was $0.4 million and $0.2 million, respectively.

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares up to an equivalent of $315,000, $165,000 and $100,000 to the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer, respectively, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

The charge of the plan recognized during the year ended June 30, 2021 and 2020 was $0.5 million and $0.3 million, respectively.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

As of the date of issuance of These financial statements, shares from the 2020 annual compensation plan were already issue for a total of 147,788.

d) Bonus in performance

This plan is an in-kind incentive awarded in ordinary shares that contains a performance target that is related to the market price of the Company’s shares. Market-based performance conditions were included in the grant-date fair value measurement.

The fair value of the shares at the grant date was estimated using the "Black-Scholes" model, considering the terms and conditions under which the bonus in performance were granted.

Factor	Bonus in performance
Stock price at the grant date	$5.42	$5.42
Exercise Price	$10.5	$21.0
Weighted average expected volatility	24.78%	24.78%
Dividend rate	0%	0%
Weighted average risk-free interest rate	1.52%	1.52%
Weighted average expected life	2.63 years	2.63 years
Weighted average fair value of stock at measurement date	$0.479	$0.005

The charge of the plan recognized during the year ended June 30, 2020 was $0.3 million.

On March 16, 2021, the target was achieved and on May 14, 2021 the company issued 800,000 shares.

e) Employee Stock Purchase Plan (ESPP)

This is an incentive plan for eligible employees with no stock compensation to purchase ordinary shares of the Company up to a maximum of 15% percent of such employee’s monthly compensation. The number of ordinary shares subject to the ESPP shall be 200,000 ordinary shares. The purchase price will be equal to 85% of the lower of the closing price of the Company’s ordinary shares on the first business day and the last business day of the relevant offering period. As of the date of these financial statements the ESSP is not yet implemented.

20.CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Pledged and restricted assets as of June 30, 2021 are as follows:

Detail	Asset value	Type of restriction
IT equipment	99,990	Leasing
Vehicles	78,833	Leasing
Compass Latam & Odisea	16,016,733	Security Collateral and Mortgage (a)
Allaria Ledesma & Cía.	9,395,976	US Treasury bills (b)
Cohen S.A.	789,458	US Treasury bills (c)
Other financial assets	13,032	Argentina Treasury bills
Totals	26,394,022

a)

In April 2019, the Group issued Private corporate bonds worth $16 million guaranteeing compliance with a first-degree mortgage of real estate assets of equal value and a pledge on the shares representing 10% of the holding of Rasa Holding LLC in the capital of Rizobacter. On July 5, 2021, we paid the last installment of the private bonds. As of the date of issuance of These financial statements, the commitments assumed by the Group were released.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2021, 2020 and 2019

(Amounts in US$, except otherwise indicated)

b)

In order to guarantee the fulfillment of the obligations assumed from the loan signed with Allaria Ledesma & Cia., the subsidiary Rizobacter granted a pledge of American treasury bonds valued of $6,7 million on June 30, 2021.

c)

In order to guarantee the fulfillment of the obligations assumed from the loan signed with Cohen S.A., the subsidiary Rizobacter granted a pledge of American treasury bonds valued of $0,8 million on June 30, 2021.

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

The Group has committed in the Convertible notes to the non-distribution of dividends.

21.IMPACT OF COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. COVID-19 has disrupted business activities in Argentina and worldwide. The Group’s operations, which involve agricultural production and commercialization activities, have been mostly exempted from the disruption. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

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

22.EVENTS OCCURRING AFTER THE REPORTING PERIOD

As Insuagro is a public company listed in Bolsas y Mercados Argentinos S.A. ("BYMA"), and in accordance with the Capital Markets Law of Argentina, we have made a mandatory public offer for the acquisition of the remaining Class B Shares for the minority shareholders who did not participate in the sale purchase agreement mentioned in Note 6. The total of shares subject to the offer and outstanding was 3,750,348 Class B Shares.

The offer price payable for each Class B Share was $ 0.297 per share (average trading value of the last 6 months). This consideration could be adjusted, if applicable, based on the Company's Adjusted EBITDA in the same conditions mentioned in Note 6.

On August 2, the mandatory offer was completed, and we bought 2.467.990 shares. Consideration of payment was $0.7 million.

As of the date of issuance of these consolidated financial statements, we own 13,489,990 shares of Insuagro, which represent 61.32% of the share capital and 61.22% of the votes.

On August 31, Rizobacter completed a $16.1 million public offering of Series VI corporate bonds in the Argentine market. The bonds were be issued in two tranches: (i) Class A: $12.7 million with maturity in March 2023 and an annual nominal interest rate of 3.75%; and (ii) Class B: $3.4 million with maturity in September 2024 and an annual nominal interest rate of 5.25%.

Subsequent to June 30, 2021, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.