Form 20-F
period 2022-06-30
Bioceres Crop Solutions Corp.
filed 2022-10-28
CIK 1769484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

Maria Paula Savanti

Head of Investor Relations

Ocampo 210 bis, Predio CCT, Rosario

Province of Santa Fe, Argentina

Phone: 54-341-4861122

Email: investorrelations@biocerescrops.com

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

45,870,346 ordinary shares were issued and outstanding as of June 30, 2022.

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

PART I

INTRODUCTORY NOTE AND PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Introductory Note

Unless the context otherwise requires, “we,” “us,” “our,” “the Company,” “BIOX,” “Bioceres” and “Bioceres Crop Solutions” refers to Bioceres Crop Solutions Corp. and its subsidiaries.

Pro Farm Merger and incorporation of certain Pro Farm information by reference.

On July 12, 2022, we announced the closing of the merger (the “Pro Farm Merger”) with Pro Farm Group, Inc. (formerly Marrone Bio Innovations Inc.) (“Pro Farm”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated March 16, 2022, among us, BCS Merger Sub, Inc., a wholly owned subsidiary of Bioceres, and Pro Farm. Upon the closing of the Pro Farm Merger, Pro Farm became a wholly owned subsidiary of Bioceres and each share of Pro Farm common stock was exchanged for our ordinary shares at a fixed exchange ratio of 0.088.

In accordance with Rule 3-05 of Regulation S-X, we have included in this annual report on Form 20-F:

●	audited financial statements for Pro Farm as of and for the years ended December 31, 2021 and 2020 and unaudited financial statements for the six-month period ended June 30, 2022. See “Item 18. Financial Statements—Incorporation of Certain Pro Farm Information by Reference” and “Item 8. Financial Information—B. Significant Changes—Selected Historical Financial Data of Pro Farm”, respectively; and
●	unaudited pro forma condensed combined statements as of and for the year ended June 30, 2022. See “Item 8. Financial Information—B. Significant Changes— Selected Unaudited Pro Forma Condensed Combined Financial Information.”

This annual report on Form 20-F incorporates the following Pro Farm information previously filed with the U.S. Securities and Exchange Commission (the “SEC”) by reference:

●	Items 1A, 7 and 9A of the Pro Farm annual report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 30, 2022; and
●	the Pro Farm annual report on Form 10-K/A No. 2 for the year ended December 31, 2021, filed with the SEC on May 9, 2022, which contains audited financial statements for Pro Farm as of and for the years ended December 31, 2021 and 2020.

Financial statement information

The consolidated statements of comprehensive income data for Bioceres for the years ended June 30, 2022, 2021 and 2020 and the consolidated statements of financial position data as of June 30, 2022, 2021 and 2020 are derived from our audited consolidated financial statements appearing elsewhere in this report. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”).

Our presentation currency is U.S. dollars.

We have applied the following standards and amendments for the first time for our annual reporting period commencing July 1, 2021:

●	Amendments to IFRS 16 - Covid-19-related Rent Concessions beyond June 2021 and
●	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform (Phase 2).

The adoption of these amendments did not have a material impact on the Group. For more information see note 3 of our audited consolidated financial statements beginning on page F-1 of this annual report on Form 20-F.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “project,” “contemplate,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar terms or expressions. The statements we make regarding the following matters are forward-looking by their nature:

●	the impact of the conflict between Russia and Ukraine on our business;
●	our ability to develop and commercialize biotechnology products and crop productivity technologies;
●	our ability to maintain our joint venture agreements with our current partners;
●	the success of the HB4 technology that we license and that remains subject to receipt of regulatory approval in certain jurisdictions other than Argentina;
●	our or our collaborators’ ability to develop commercial products that incorporate our licensed seed traits and complete the regulatory approval process for such products;
●	our expectations regarding the commercial value of our key products in yield and abiotic stress and biotic stress;
●	our expectations regarding regulatory approval of products developed or licensed by us, our joint ventures and third-party collaborators;
●	our ability to adapt to continuous technological change in our industry;
●	our expectations that products containing our licensed seed traits will be commercialized and we will earn royalties from the sales of such products;
●	our expectations to accelerate the Microstar ramp up, our leading brand in micro-granulated fertilizers;
●	our expectations regarding the future growth of the global agricultural, agricultural biotechnology, biological-based chemical and agro-industrial biotechnology markets;
●	our ability to develop and exploit a proprietary channel for the sale of our licensed biotechnology products;
●	our compliance with laws and regulations that impact our business and changes to such laws and regulations;
●	our ability to assemble, store, integrate and analyze significant amounts of public and proprietary data;
●	our ability to respond to health epidemics and other outbreaks, such as COVID-19, including responses by governmental bodies or regulators;
●	our ability to maintain our licensing arrangements for the products that we commercialize;
●	the impact of COVID-19 on the economy, our customers, employees and vendors as well as on our business, financial condition and results of operations;
●	the outcome of any known and unknown litigation and regulatory proceedings; and

●	various other factors, including without limitation those described under “Item 3. Key Information – D. Risk Factors.”

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

A.Directors and Senior Management

Not applicable.

B.Advisors

Not applicable.

C.Auditors

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

The information provided in Item 1A of Pro Farm annual report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 30, 2022 is incorporated by reference herein.

Summary Risk Factors

You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information-3.D. Risk Factors.”

Risks Related to our Business and Strategy include:

We are subject to the following risks in respect of our business and our strategy:

●	difficulties implementing our inorganic growth strategy and integrating the operations of the recently acquired and future businesses;
●	we may not realize the benefits of future businesses or products we acquire or strategic alliances we form;
●	acquisitions may not be successful in achieving intended benefits, cost savings and synergies and may disrupt current operations;
●	the unaudited pro forma combined financial information included in this annual report will not represent our actual financial position or results of operations following the completion of the merger; our future results may differ, possibly materially, from the unaudited pro forma combined financial information presented in this annual report; and
●	certain of the Rizobacter shares are subject to a judicial injunction.
●	developing marketable or commercial technologies;
●	obtaining timely necessary regulatory approvals for the business and the commercialization of our products currently under development;
●	our HB4 Seed business is dependent on the success of a technology that we license and obtain necessary regulatory approvals;
●	limited number of prospective collaborators in our market;
●	we are highly dependent on intellectual property rights licensed to us by Bioceres Group PLC, together with its direct and indirect subsidiaries, as applicable (“Group PLC”), which we do not control, to generate revenue;
●	our joint venture agreements or any partnerships that we may enter into in the future may not be successful, and we or our collaborators may fail to perform our respective contractual obligations, which could result in disputes;
●	difficulties in collecting payments or royalties;
●	we may not have sufficient cash flow to pay interest and principal in respect of the Notes due 2026;
●	ability to attract and retain qualified scientific and business personnel;

●	we may be unable to prevent our competitors from benefiting from the expertise of our former employees;
●	global economic conditions, including the war in Ukraine;
●	ultimate impact on our results and operations of the COVID-19 pandemic and measures adopted by the governments of the countries in which we operate in response to the COVID-19 pandemic;
●	sales and operating results may fluctuate significantly as a result of the seasonal nature of crops and factors beyond our control;
●	our results of operations from our crop productivity products may vary significantly from period to period due to circumstances beyond our control;
●	certain estimates of market opportunity included in this report are based on assumptions that are inherently uncertain and subject to risks and uncertainties;
●	resistance to GM crops may negatively affect our public image and reduce sales of seeds or other products containing our licensed seed traits;
●	competition in crop productivity products is intense and requires continuous technological development;
●	changes in laws and regulations may materially increase our costs of operation, decrease our operating revenue and disrupt our business;
●	our indebtedness could adversely affect our financial condition;
●	price increases and shortages of raw materials;
●	exposure of the company and its customers to market risks from commodity prices volatility;
●	we may be required to pay uninsured substantial damages as a result of product liability claims;
●	various health and environmental risks associated with our use, handling and disposal of potentially toxic materials;
●	requirements of being a public company may strain our resources and distract our management;
●	obtaining required future financing on favorable terms to avoid delays, reductions or the termination of some of our activities;
●	scrutiny under the Convention on Biological Diversity Treaty;
●	successful implementation of our business plan is uncertain;
●	failure to accurately forecast and manage inventory;
●	IT disruptions or failures in our operating system can affect our reputation and business;
●	computer system failures, cyber-attacks or a deficiency in our cyber-security;
●	labor union disputes may arise;
●	reliance on third parties to grow our seeds;

●	non-compliance with anti-corruption and anti-money laundering laws can subject us to criminal and civil liability;
●	recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations;
●	we may become subject to taxation in the Cayman Islands which would negatively affect our results;
●	as a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers;

Risks Related to our Intellectual Property

We are subject to the following risks in respect of our intellectual property rights:

●	our agreements may not adequately prevent disclosure of proprietary information;
●	we may not be able to adequately protect our intellectual property rights throughout the world;
●	changes in Argentine and U.S. patent law could diminish the value of patents and impair our ability to protect our product candidates;
●	potential litigation relating to third party intellectual property rights infringement;
●	technological developments or challenges by competitors and
●	requirement to pay royalties to employees who develop inventions commercialized by us.

Risks Related to Operating in Latin America

We are subject to the following risks in respect of our operations in Latin America:

●	adverse economic or political conditions;
●	significant government influence over the economies of the countries in which we operate;
●	fluctuations in currency exchange rates;
●	currency of a hyperinflationary economy requires that we apply inflationary adjustments to our Argentine subsidiaries’ financial statements;
●	Argentine government intervention in the economy;
●	continuing high inflation;
●	limited access of the Argentine government and the private sector to the international capital markets;
●	increase in export and import duties and controls;
●	decline in the global prices of Latin America’s main commodity exports could have an adverse effect on Latin America’s economic growth;
●	Latin America continues to face considerable economic uncertainty;

●	special protections for employees in the private sector;
●	the disposition or sale of our ordinary shares may be subject to taxation in Argentina;
●	the payment of the In-Kind Consideration under the Rizobacter Call Option may be subject to taxation in Argentina;
●	exchange controls and restrictions limit access to the FX Market (as defined below) to make payments and distributions from our Argentine subsidiaries;
●	mandatory repatriation of export receivables; and
●	changes in Argentine tax laws.

Risks Relating to our Ordinary Shares Include:

Our shareholders are subject to the following risks:

●	share repurchase program may reduce liquidity;
●	compliance with listing standards of Nasdaq cannot be assured;
●	market price of our ordinary shares may decrease significantly as resale restriction has expired;
●	dilution to shareholders will result from conversion of the Secured Convertible Guaranteed Notes due 2026;
●	as a result of the closing of the Pro Farm Merger, we ceased to be a “controlled company” for purposes of the Nasdaq rules. Accordingly, we need to comply with the corporate governance requirements of the Nasdaq rules, subject to a phase-in period;
●	price of our securities may fluctuate;
●	price and trading volume of BIOX ordinary shares may decline as a result of changes in publicity and market recommendations;
●	public shareholders may face difficulty in protecting their interests through the U.S. Federal courts;
●	reduced disclosure requirements applicable to emerging growth companies may be less attractive to investors;
●	our status as a foreign private issuer may be less protective for shareholders;
●	historically we have not paid dividends on our ordinary shares; and
●	issuance of additional securities may result in dilution.

Risks Related to our Business and Strategy

We may face difficulties implementing our inorganic growth strategy, including in respect of integrating the operations of the business we have acquired or expect to acquire in the future.

From time to time, we may acquire businesses, assets, or securities of companies that we believe will provide a strategic fit with our business, such as the Pro Farm Merger and the acquisiton of 20,004,000 shares of Rizobacter by RASA Holding, representing 50.01% of its issued and outstanding capital stock, on October 19, 2016 (the “Rizobacter Acquisition”). We integrate acquired businesses with our existing operations; our overall internal control over financial reporting processes; and our financial, operations, and information systems. If the financial performance of our business, as supplemented by the assets and businesses acquired, does not meet our expectations, our results of operations may fail to meet market expectations and we may face difficulties to service our debt obligations. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes, retain key customers and suppliers or key employees of acquired businesses, or successfully implement our business plan for the combined business. In addition, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates and we may fail to realize fully anticipated cost savings, growth opportunities or other potential synergies. We cannot assure that the fair value of acquired businesses or investments will remain constant.

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

Acquisitions, such as the Pro Farm Merger and Rizobacter Acquisition, may not be successful in achieving intended benefits, cost savings and synergies and may disrupt current operations.

One component of our growth strategy historically has been acquisitions. These involve various inherent risks and the benefits, cost savings and synergies sought may not be realized.

The integration process of any newly acquired company may be complex, costly and time-consuming. The potential difficulties of integrating the operations of an acquired business and realizing our expectations for an acquisition, including the benefits that may be realized, include, among other things:

●	failure of the business to perform as planned following the acquisition or achieve anticipated revenue or profitability targets;
●	delays, unexpected costs or difficulties in completing the integration of acquired companies or assets;
●	higher than expected costs, lower than expected cost savings or synergies and/or a need to allocate resources to manage unexpected operating difficulties;
●	difficulties assimilating the operations and personnel of acquired companies into our operations;
●	diversion of the attention and resources of management or other disruptions to current operations;
●	the impact on our or an acquired business’ internal controls and compliance with legal requirements;
●	retaining key customers, suppliers and key personnel;
●	retaining and obtaining required regulatory approvals, licenses and permits;
●	operating risks inherent in the acquired business and our business;
●	lower than anticipated demand for product offerings by us or our licensees; and
●	unanticipated issues, expenses and liabilities.

Our failure to successfully complete the integration of any acquired business and any adverse consequences associated with future acquisition activities, could have an adverse effect on our business, financial condition and operating results.

Completed acquisitions may result in additional goodwill and/or an increase in other intangible assets on our Balance Sheet. We are required annually, or as facts and circumstances exist, to assess goodwill and other intangible assets to determine if impairment has occurred. If the testing performed indicates that impairment has occurred, we are required to record a non-cash impairment charge for the difference between the carrying value of the goodwill or other intangible assets and the implied fair value of the goodwill or the fair value of other intangible assets in the period the determination is made. We cannot accurately predict the amount and timing of any potential future impairment of assets. Should the value of goodwill or other intangible assets become impaired, there could be a material adverse effect on our financial condition and results of operations.

The unaudited pro forma combined financial information included in this annual report do not represent our financial position or results of operations following the completion of the merger. Our future results may differ, possibly materially, from the unaudited pro forma combined financial information presented in this annual report.

This annual report contains unaudited pro forma combined financial statements, which are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and do not represent our actual financial position or results of operations prior to the merger following the merger for several reasons. For example, the unaudited pro forma combined financial statements do not reflect the effect of integration costs. Further, the post-merger integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of transaction-related litigation or other claims. Unexpected delays in completing the merger or in connection with the post-merger integration process may significantly increase the related costs and expenses incurred by us. Our actual financial positions and results of operations prior to the merger or following the merger may be different, possibly materially, from the unaudited pro forma combined financial statements included in this annual report. In addition, the assumptions used in preparing the unaudited pro forma combined financial statements included in this annual report may not prove to be accurate and may be affected by other factors.

As the assumptions used for the unaudited pro forma combined financial statements are subject to uncertainties, and because our actual operational results could differ materially, the unaudited pro forma combined financial statements do not necessarily reflect our future costs, cash flows or other results of operations. Moreover, we will not provide revised pro forma financial statements contained herein and actual results later achieved.

Certain of the Rizobacter shares are subject to a judicial injunction and, if decided unfavorably to us, we may be required to surrender part of our interest in Rizobacter thereby reducing our equity interest in Rizobacter.

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we acquired 80.00% of Rizobacter’s capital stock, which we hold through our subsidiary RASA Holding. Of our total interest in Rizobacter, 29% of the shares we hold are subject to an injunction that affects 44% of the total share capital of Rizobacter. In addition, the injunction also requires that 30% of the dividends distributed on such shares be paid into a judicially created escrow account. Simultaneously with the exercise of the Rizobacter Call Option, 1,330,156 of our ordinary shares representing 10% of Rizobacter shares subject to the injunction were pledged to Bioceres S.A. The injunction relates to litigation among historical shareholders of Rizobacter arising from a disputed transfer of shares that occurred in 1995. Although the Argentine Supreme Court ruled against certain of the litigating historical shareholders, such shareholders subsequently pursued other legal recourse—including the injunction and non-innovative measure (medida de no innovar)—to further dispute the original transfer of shares. The non-innovative measure was overturned by an Argentine court of appeals on April 17, 2018.

We acquired our controlling stake in Rizobacter subject to the injunction and associated ongoing litigation. Should the court rule against the free transferability of the affected shares, we will be obligated to return certain shares, thereby reducing our equity interest in Rizobacter. Given the Argentine Supreme Court’s finding that the 1995 share transfer was valid, it is likely or probable that Group PLC may be obligated to pay a contingent purchase price of US$17.3 million.

We may not be successful in developing marketable or commercial technologies, as our product development cycle is lengthy and uncertain, and we may never generate revenues or earn royalties on the sale of our products currently in development.

Our success depends in part on our ability to identify and develop high-value crop productivity, which is an expensive, complex, prolonged, and uncertain process, for use in commercial products. Through our technology sourcing and product development collaborations we commit substantial efforts and other resources to accomplish this. Our process of developing and commercializing technologies involves several phases and can take several years from discovery to commercialization of a product. On average, it takes between five and 12 years to develop a product for our crop productivity products. Some products will never reach the final stages of development.

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

Our products, such as seeds containing the seed traits or biological treatments, that we develop may be unsuccessful or fail to achieve commercialization for any of the following reasons:

●	our products may not be effective in the target crops or may have adverse effects on consumers;
●	our licensed products may not have the desired effect on the relevant crop sought by our end-market;
●	we or our joint ventures or collaborators may be unable to obtain the requisite regulatory approvals for our products;
●	our competitors may develop and launch competing or more effective products;
●	our products may be viewed as too expensive by food companies or growers as compared to competitive products;
●	our products may no longer be desirable as consumer preferences, which are unpredictable and can vary greatly, may change quickly;
●	a market may not exist for seeds containing our licensed seed traits or biological treatments or such products may not be commercially successful;
●	our products may be difficult to produce on a large scale or will not be economical to grow;
●	we or the customers that we sell our products to may be unable to fully develop or commercialize our products in a timely manner or at all;
●	we may be unable to patent and/or obtain breeders’ rights or any other intellectual property rights on our technologies in the necessary jurisdictions;
●	even if we obtain patent and/or breeders’ rights or any other intellectual property rights on our technologies, such rights may be later challenged by competitors or other parties;
●	even if we obtain patent and/or breeders’ rights or any other intellectual property rights in respect of our technologies, competitors may design competing products that do not infringe these intellectual property rights; and
●	third parties may develop superior or equivalent products.

Further, we intend to continue to invest in R&D including additional and expanded field testing to validate potential products in real world conditions. Because of the long product development cycle and the complexities and uncertainties associated with biotech technologies, there can be no assurance that we will ever generate significant revenues from the technologies or products that we are currently developing without significant delay, without the incurrence of unanticipated costs or at all.

Our business and the commercialization of our products currently in development are subject to various government regulations and we or our collaborators may be unable to obtain, or may face delays in obtaining, necessary regulatory approvals.

Our business is generally subject to two types of regulations: (i) those that apply to our operations and (ii) those that apply to products containing or based on our technology. We are responsible for applying for and maintaining the regulatory approvals necessary for our operations, particularly those covering our field trials, bio-safety evaluations and feed and food tests. Under the terms of our joint venture agreements, we and our joint venture partners are jointly responsible for obtaining and maintaining the regulatory approvals necessary for the commercialization of products that contain our licensed seed traits and other technologies in the various relevant markets. Regulatory and legislative requirements affect the development, production and sale of our products, including the testing, commercialization and planting of seeds containing our biotechnology licensed seed traits. Failure to receive such approvals or non-compliance with the applicable regulatory regime could adversely impact our operations and business strategy. Additionally, we may face difficulties in obtaining regulatory approvals in jurisdictions in which we have not previously operated or in which we have limited experience. In most of our key target markets, including the United States, regulatory approvals must be received prior to the importation and commercialization of genetically modified products.

Regulatory regimes in some of our key target markets may be more onerous. For example, in Argentina, the Argentine government’s regulation of agricultural biotechnology is enacted and enforced primarily by three agencies; (i) the Argentine National Advisory Commission on Agricultural Biotechnology (Comisión Nacional Asesora de Biotecnología Agropecuaria), which regulates activity related to biosafety; (ii) the National Food Safety and Quality Service (Servicio Nacional de Sanidad y Calidad Agroalimentaria) which regulates activity related to food and feed safety; and (iii) the National Seed Institute (Instituto Nacional de Semillas) which controls the registries for both entities and products that are under its jurisdiction, among other functions. Additionally, the National Market Regulator (Dirección Nacional de Mercados) must conduct an economic evaluation.

When products containing our licensed seed traits or other technology reach large-scale field trials, bio-safety evaluations and commercial approval stages, if we, our joint ventures or other collaborators are unable to obtain the requisite regulatory approvals or if there is a delay in obtaining such approvals (for example, as a result of negative market perception, consumer groups’ legal actions against genetically modified organisms (“GMO”), heightened regulatory standards or unfamiliarity with the applicable regulatory regime), such products may not be commercialized, which would negatively impact our business and results of operations.

Our HB4 Seed business is dependent predominantly on the success of a technology that we license and that remains subject to receipt of regulatory approval.

Most of our biotechnology licensed seed products currently under development incorporate HB4 technology, a yield improvement technology. We expect that the sale of biotech seeds that contain HB4 technology, our HB4 Seed business, will comprise an increasing portion of our future revenues. As a result, our future growth and financial performance will be influenced by our ability to receive or maintain regulatory approval for and to commercialize our licensed HB4 technology, and if this effort is unsuccessful our business could be materially and adversely affected.

We also depend on our continued exclusive use of the HB4 technology pursuant to the terms of licensing agreements with Bioceres S.A., the National Scientific and Technical Research Council of Argentina (Consejo Nacional de Investigaciones Científicas y Técnicas) (“CONICET”) and the National University of the Litoral. Bioceres S.A. holds an exclusive license for HB4, which terminates on the expiration date of the last of the HB4 patents in 2040, unless terminated before such date in accordance with its terms. If this licensing agreement is declared unenforceable or invalid, we could lose access to one of our principal technologies and could become involved in costly or time-consuming legal disputes.

There are a limited number of prospective collaborators in the markets in which we operate.

Our Research and Development (“R&D”) and commercialization activities are costly, time-intensive and require significant infrastructure and resources. Therefore, our business strategy involves entering into collaboration and joint venture arrangements with global agricultural firms to leverage their resources, know-how and distribution channels and into collaborations with research institutions and governmental agencies to facilitate our low-cost approach to R&D. The crop productivity market is highly consolidated and dominated by a relatively small number of large companies. Additionally, there are a limited number of researchers and research institutions focused on the technologies that we seek to develop and competition for entry into collaboration arrangements with them can be challenging. Due to the small number of companies in our markets and the small number of potential collaborators, there are limited opportunities for us to pursue additional joint ventures and collaborations with new partners and collaborators. If we may cease to be attractive to prospective collaborators if our technology platform or track record is not perceived to be sufficiently developed or successful or if, in the case of prospective joint venture partners, such prospective partners view us as a competitor and choose not to collaborate with us. In addition, if we fail to develop or maintain our relationships with any of our existing collaborators, we could lose our opportunity to work with that collaborator and could be subject to reputational damage that could negatively impact our relationships with other collaborators in what is a relatively small industry community. If we are unable to enter into new joint venture agreements or collaborations, we may face higher development costs than initially anticipated, greater difficulties in achieving commercialization, challenges in expanding our portfolio of technologies and distribution networks and commercial products, or other adverse impacts, which could have a material adverse effect on our business prospects.

The licenses that Group PLC grants to us in the wheal field is exclusive with respect to certain territories and/or crops, limiting our ability to use the licensed technology in other territories either independently or with another partner.

The license Group PLC granted to us is exclusive with respect to HB4 wheat technology in Argentina, Brazil, Paraguay and Uruguay. Pursuant to the terms of the  license we are limited to use the licensed technology in the wheat field in other countries either independently or with another partner or third party. The restrictions imposed by the terms of this license limit our flexibility to commercialize HB4 wheat technology and expand our business in such territories and could adversely affect our business, results of operations and prospects.

Our joint venture agreements or any partnerships that we may enter into in the future may not be successful, or we may fail to perform our respective contractual obligations, which could adversely affect our ability to develop and commercialize our product candidates, as well as result in disputes with our collaborators.

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

Further, our ability to generate value from our joint ventures and research collaborations will depend on, among other things, our ability to work cooperatively with our collaborators for the discovery, development and commercialization of our technology and products and we may be unable to do so. We cannot be sure that the division of labor will be successful in aiding the commercialization of our products. Furthermore, the agreements governing our partnership and collaborations are complex and cover a range of future activities. The occurrence of any negative event with respect to the above matters or a dispute between us and our partners or collaborators could delay our development and commercialization efforts, and lead to the dissolution of the partnership or collaboration. If disagreements with a collaborator arise, any such dispute could be costly, time-consuming to resolve and distracting to our management. Such a dispute may also negatively affect our relationship with one or more of our other collaborators and may hinder our ability to enter into future collaboration agreements. Any of these occurrences could negatively impact our business and results of operations

Additionally, the success of our R&D partnerships or joint venture arrangements will depend heavily on the efforts and activities of our partners. Our joint venture arrangements may present financial, managerial, and operational challenges, including potential disputes, liabilities, or contingencies and may involve risks not otherwise present when operating independently including:

●	partners may have business interests, goals or cultures that are or become inconsistent with our business interests, goals or culture;
●	partners may have significant discretion in determining the efforts and resources that they will apply to partnerships or joint ventures;
●	partners may not pursue development and commercialization of our potential products or may elect not to continue or renew development or commercialization programs based on trial results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as business combination that diverts resources or creates competing priorities;
●	partners may delay trials, provide insufficient funding for a trial program, stop a trial, abandon a product candidate, repeat or conduct new trials or require a new formulation of a product candidate for testing;
●	partners could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;
●	a partner with marketing manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;
●	we could grant exclusive rights to our partners that would prevent us from collaborating with others;
●	partners may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property rights or proprietary information or expose us to potential liability;
●	we may incur liabilities or losses as a result of an action taken by the joint venture or our joint venture partners;
●	disputes may arise between us and a partner that causes the delay or termination of the research development or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;
●	our joint venture partners may act contrary to our instructions, requests, policies or objectives, which could reduce our return on investment, harm our reputation or restrict our ability to run our business;
●	partnerships may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;
●	partners may own or co-own intellectual property covering our products that results from our partnering with them and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and
●	a partner’s sales and marketing activities or other operations may not comply with applicable laws resulting in civil or criminal proceedings.

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

We may face difficulty servicing our indebtedness, including the Notes due 2026.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness depends on our future performance, which is subject to many factors, including, economic, financial, competitive and other, beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

We may elect to make interest payments under the Secured Convertible Guaranteed Notes due 2026  in kind, which will be capitalized, but if the Secured Convertible Guaranteed Notes due 2026 are not converted into ordinary shares, we will be required to pay the principal thereof in cash. Our ability to refinance the Secured Convertible Guaranteed Notes due 2026, will depend on the financial markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations and limit our flexibility in planning for and reacting to changes in our business. Holders of the Secured Convertible Guaranteed Notes due 2026 have the right to require us to repurchase their Secured Convertible Guaranteed Notes due 2026 for cash upon the occurrence of a change of control. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the price in cash with respect to any Secured Convertible Guaranteed Notes due 2026 surrendered by holders for repurchase upon a change of control. In addition, restrictions under our then existing credit facilities or other indebtedness, if any, may not allow us to repurchase the Secured Convertible Guaranteed Notes due 2026 upon a change of control. Our failure to repurchase the Secured Convertible Guaranteed Notes due 2026 upon a change of control when required would result in an event of default with respect to the Secured Convertible Guaranteed Notes due 2026 which could, in turn, constitute a default under the terms of our other indebtedness, if any. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repurchase the Secured Convertible Guaranteed Notes due 2026 and the Noteholders may therefore enforce their security interest over the collateral pledged to them.

We depend on our key personnel and research collaborators, and we may be adversely affected if we are unable to attract and retain qualified scientific and business personnel.

Our business is dependent on our ability to recruit and maintain highly skilled and educated individuals through direct employment or collaboration arrangements, with expertise in a range of disciplines, including biology, chemistry, plant genetics, agronomy, mathematics programming and other specializations which are relevant to our business. Our ability to recruit such a work force depends in part on our ability to maintain our market leadership in agricultural biotech industry in countries in which we operate. Maintaining our ability to attract highly-skilled workers and leading scientific institutions depends in part on our ability to maintain a strong technology platform and state-of-the-art facilities, as well as our ability to consistently and successfully commercialize our technology. There can be no assurance that we will be able to maintain leading scientific capabilities or continue to successfully maintain advanced technology in the market.

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

Adverse changes in global economic conditions, including as a result of the war in Ukraine, may negatively affect our industry, business, and results of operations.

Our industry is affected by changes in economic conditions outside our control, which can result in a general decrease in product demand from our customers. Such economic developments, like inflationary pressures in the U.S. and elsewhere, the China trade wars and the war in Ukraine may affect our business in a number of ways. Reduced demand may drive us and our competitors to offer products at promotional prices, which would have a negative impact on our profitability. In addition, the tightening of credit in financial markets may adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in, or cancellation of, orders for our products. If demand for our products slows down or decreases, we will not be able to maintain our revenue and we may run the risk of failing to satisfy the financial and other restrictive covenants to which we are subject under our existing indebtedness. Reduced revenue as a result of decreased demand may also reduce our planned growth and otherwise hinder our ability to improve our performance in connection with our long-term strategy.

Further, our earnings may be adversely affected by fluctuations in the price of certain commodities, such as grains, milk, meat, biofuels and biomaterials. If commodity prices are negatively impacted, the value of our products could be directly and negatively impacted. Additionally, growers’ incomes have historically been negatively affected by commodity prices. As a result, fluctuations in commodity prices could have an impact on growers’ purchasing decisions and negatively affect their ability and decisions to purchase our seeds or products that incorporate our proprietary technology. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

The spread of COVID-19 and government efforts to control the effect and spread of the COVID-19 virus have had and will have a disruptive effect on different aspects of our business.

The spread of COVID-19 has impacted the world economy and the jurisdictions in which we conduct our business. Jurisdictions in which we conduct our business have variously imposed mandates and/or regulations or implemented measures to counter the spread of the COVID-19 virus to control the impact of the pandemic on public health and their respective economies.

These control measures collectively have changed over the course of the pandemic and are expected to continue to evolve in response to the changing nature of the pandemic and its impact on public health and economic growth. Moreover, the emergence of variants of the COVID virus, caused by mutations, has led to a resurgence in infections and prompted renewed uncertainty. We have been affected in a number of ways, such as the way in which we operate our headquarters operations, interact with our scientists and their activities, and planning for and carrying out clinical trials, all of which have experienced some short-term disruption and may suffer long-term changes in the way we will do business. Actions such as government lock downs have slowed or, in some cases, temporarily stopped research and development activities and clinical trials. Various safety protocols for personal interactions may hamper research and development activities. Since we are mostly focused on the activities related to research and development, we have not experienced the larger adverse economics of a slowed economy; however, we do expect that time lines for our research and development, clinical trials, regulatory approvals and bringing our products to market may cause our operational costs to be greater than anticipated in this current fiscal year and going forward. The financial effect will be that our development expenses may increase and we may have to obtain additional capital funding. Any required additional equity funding will be dilutive to the equity of our investors and debt financing will have restrictive covenants that could adversely affect our business plans and operational objectives. Any further funding that we may need may not be available or even if available it may not be on terms that are acceptable to us.

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

The sale of our products is dependent upon planting and harvest seasons, which vary from year to year, and are expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. Weather conditions and natural disasters, such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, affect decisions by our distributors, direct customers and end users about the types and amounts of products to use and the timing of harvesting and planting. According to the Buenos Aires Grain Exchange, the average national yields of soybean and corn, as of April 18, 2018, had registered decreases as a result of the drought. From December 2017 to March 2018, Argentina experienced a significant drought, which impacted crop yields. During 2020, Argentina suffered one of the worst droughts of the last century. As a result, fires have affected more than 120.000 hectares in 11 provinces which include some of the most productive central and northern regions of Argentina.

As we increase our sales in our current markets and expand into new markets in different geographies, including as a result of the Pro Farm Merger, it is possible that we may experience different seasonality patterns in our business. Disruptions may lead to delays in harvesting or planting by growers which can result in postponing orders, which could negatively affect results and adversely affect our operating results. Seasonal variations may be especially pronounced because our product are mainly sold in the Southern Hemisphere. Our seeds, biologicals and other crop input products sales tend to be comparatively low during the third and fourth quarters of our fiscal year, as summer crops related sales peak in the second quarter of our fiscal year. However, planting and growing seasons, climatic conditions and other variables on which sales of our products are dependent vary from year to year and quarter to quarter. As a result, we may experience substantial fluctuations in quarterly sales.

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

The crop productivity market is affected by various factors that make their operations relatively unpredictable from period to period. The development of our products may be adversely affected by circumstances beyond our control. For our crop productivity products, factors beyond our control include weather and climatic variations, such as droughts or heat stress, or other factors we are unable to identify. For example, if there were a prolonged or permanent disruption to the electricity, climate control or water supply operating systems in our greenhouses or laboratories, the plants on which we are testing our licensed seed traits and the samples we store in freezers, both of which are essential to our development activities, would be severely damaged or destroyed, adversely affecting our development activities and thereby our business and results of operations. We have experienced crop failures in the past for various reasons, which have required us to re-start field trials and delays in achieving expected results.

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

We develop biotech seeds, including GM seeds and the successful commercialization of our products depends, in part, on public acceptance of genetically engineered agricultural products. Some consumers may reject foods made from GM seeds and production of certain GM crops is prohibited in certain countries. Any increase in negative perceptions of GM crops, or more restrictive government regulations in response thereto, could have a negative effect on our business and may delay or impair the development and commercialization of some of our products.

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

The prohibition of the production of certain GM crops in certain countries and the current resistance from consumer groups to GM crops not only limits our access to such markets but also has the potential of spreading to and influencing the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology. For example, in the United States, no product may be labelled as “organic” if it contains any GMO. Additionally, some states in the United States are considering, and one state has passed a law relating to, mandatory labelling of GMO foods, which may carry a negative connotation for consumers and which could make it difficult and expensive for companies to use ingredients from GM crops and distribute products in compliance with the labelling requirements, each of which could in turn have an adverse impact on the sale of our licensed GM seeds. In Argentina, a class action suit has been initiated against the national government and certain biotechnology companies (including Bioceres S.A., a subsidiary of Group PLC, that holds the intellectual propery rights for HB4) that hold regulatory approvals for GMO, requesting, among other changes, the mandatory labelling of GM foods and environmental protection of land use. As of the date of this report, the plaintiffs’ request for an injunction against GMO approvals was rejected by the Federal Court of Appeals and also by at the Argentine Supreme Court.

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

Competition in crop productivity products industry is intense and requires continuous technological development.

We currently face significant direct and indirect competition in the markets in which we operate. The markets for crop productivity products are intensely competitive and rapidly changing. Many companies engage in the development of crop productivity products, and speed in commercializing a new product can be a significant competitive advantage.

As an example, some of our competitors engage in research associated with discovery and therefore have R&D budgets allocated for crop productivity products that are more significant than our own R&D budget and that cover more activities than those in which we engage. In addition, former collaborators, by virtue of having had access to our proprietary technology, may utilize know-how acquired while employed by us for their own development efforts.

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

The technology that Group PLC licenses to us may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our licensed seed traits and technology. At the same time, the expiration of patents covering existing products reduces the barriers to entry for competitors. Our ability to compete effectively and to achieve commercial success depends, in part, on our ability to control manufacturing and marketing costs; effectively price and market our products, successfully develop an effective marketing program and an efficient supply chain, develop new products with properties attractive to food manufacturers or growers and commercialize our products quickly without incurring major regulatory costs. We may not be successful in achieving these factors and any such failure may adversely affect our business, results of operations and financial condition.

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

Any changes in regulation in countries where GM crops are grown or exported into could result in our collaborators, other third parties or us being unable or unwilling to develop, commercialize or sell products that incorporate our licensed seed traits or technology. In addition, we rely on various forms of intellectual property rights protection. Legislation and precedents relating to intellectual property rights in the key markets where we seek protection, such as the United States, Brazil and Argentina, is evolving and changes in laws could affect our ability to obtain or maintain intellectual property rights protection for our products. Any changes to these existing laws and regulations may materially increase our costs, decrease our revenues and disrupt our business.

Our indebtedness could adversely affect our financial condition.

As of June 30, 2022, our total indebtedness was US$158.0 million, of which US$71.3 million matures in the fiscal year ending June 30, 2023. After giving pro forma effect to the Pro Farm Merger, as of June 30, 2022, our total indebtedness was US$235.4 million, of which US$81.8 million matures in the fiscal year ending June 30, 2023. We may incur additional indebtedness in the future. Our indebtedness could have important adverse consequences, including:

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

The occurrence of any of the above may negatively impact our business and results of operations. If any of our indebtedness gets accelerated as a result of our failure to meet certain covenants, the risks described above could intensify. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

In addition, our Argentine subsidiaries are temporarily subject to certain restrictions on payments of foreign indebtedness through the foreign exchange market (the “FX Market”). Therefore, our Argentine subsidiaries may be impeded from making payments under foreign indebtedness or the costs of performing such payments could be substantially higher, all of which could have an adverse effect on our business and results of operations. See “—Argentine exchange controls and restrictions limit access to the FX Market to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina.”

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

The overall agricultural industry is susceptible to commodity price volatility and we, along with our food manufacturing customers and grower customers, are exposed to market risks from changes in commodity prices.

Volatility in the prices of certain commodity products could result in higher overall cost along the agricultural supply chain, which may negatively affect our ability to commercialize our products. We will be susceptible to cost volatility in the agricultural industry as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. As a result, we may not be able to anticipate or react to cost volatility by adjusting our practices, which could cause our operating results to deteriorate.

We may be required to pay substantial damages as a result of uninsured product liability claims.

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

In addition, we may face product liability and similar claims involving cross-pollination of crops, which recently has affected other companies in our industry operating in the United States, and cross-contamination of GMO and non-GMO ingredients. In Argentina, there are no precedents for product liability cases in the agricultural industry related to genetically modified or biotechnology products; however, there has been at least one product liability case related to the use of pesticides.

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

We are required to produce inventories of certain of our products (mainly seeds and biologicals) and we monitor our inventory levels based on our own projections of future demand. Because of the significant time it takes to produce commercial quantities of seeds, production decisions must be made well in advance of sales. An inaccurate forecast of demand for any seed variety can result in the unavailability of seeds in high demand. Such unavailability may depress sales volumes and adversely affect customer relationships. Conversely, an inaccurate forecast could also result in an over-supply of seeds which may increase costs, negatively impact cash flow, reduce the quality of inventory and ultimately result in inventory write-offs, which could have a material adverse effect on our business, results of operations and financial condition.

Disruption to our IT and operating system could adversely affect our reputation and have a material adverse effect on our business and results of operations.

Disruption or failure of our IT system due to technical reasons, natural disaster or other unanticipated catastrophic events, including power interruptions, storms, fires, floods, earthquakes, terrorist attacks or armed conflicts could significantly impair our ability to deliver data related to our projects to our collaborators on schedule and materially and adversely affect our relationships with our collaborators, therefore, negatively affect our business and our results of operations. If our existing or future IT system does not function properly, or if the IT system proves incompatible with our new technologies, we could experience interruptions in data transmissions and slow response times, preventing us from completing routine research and business activities. Furthermore, we can provide no assurance that our current IT system is fully protected against third-party intrusions, viruses, hacker attacks, information or data theft or other similar threats.

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

We rely on affiliated and unaffiliated growers to grow the majority of our proprietary seed and to sell it to us at negotiated prices each year. Our current reliance on third parties upon others for the production of our seeds may adversely affect our ability to commercialize any products on a timely and competitive basis. If our growers decline to a significant degree to plant the acreage on which we rely, and if we cannot find other growers to plant the lost acreage, our inventory of seed could be insufficient to satisfy the needs of our customers. Furthermore, growers may refuse to grow our seeds for any reason, including deterioration in our business relationship or the existence of more favorable terms with other companies. For example, if a particular crop is paying a materially higher price than has been paid in the past, growers may decide to not grow our seeds in favor of receiving a higher return from an alternative crop planted on the same acreage. If third-party growers decline to grow our seeds or if they are unable to grow our seeds at acceptable quality levels, our business, results of operations and financial condition could materially decline.

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

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-E.U. jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the E.U. as to offshore structures engaged in certain activities, which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Cooperation (Economic Substance) Act, as revised, came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities, which are engaged in certain “relevant activities”. As we are a Cayman Islands company, our compliance obligations include filing annual notifications, which need to state whether we are carrying out any relevant activities and whether we are claiming an exemption from the obligations to meet the economic substance tests to the extent required under the Substance Act (the “substance test”). If we are carrying out such relevant activities, or we are claiming such an exemption, we are further required to file annually a report as to whether we have satisfied the substance test or the basis on which we are claiming such exemption. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

We may become subject to taxation in the Cayman Islands which would negatively affect our results.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of the shares, debentures or other obligations we have or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our members or a payment of principal or interest or other sums due under a debenture or other obligation we have. If we were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be materially and adversely affected. See the section titled “Material Cayman Islands Income Tax Considerations.”

As a “foreign private issuer” under the rules and regulations of the SEC, we are permitted to, and will, file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules, and will follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

We are, and we will be after the consummation of the merger, considered a “foreign private issuer” under the Exchange Act and we are therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to the accounting principles generally accepted in the United States of America (“U.S. GAAP”) so long as our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

In addition, as a “foreign private issuer” whose Ordinary Shares will be listed on the Nasdaq Stock Market LLC (“Nasdaq”), we are permitted to, and will, follow certain home country corporate governance practices in lieu of certain Nasdaq Global Market requirements. A foreign private issuer must disclose in its Annual Reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. As an exempted company incorporated in the Cayman Islands and listed on the Nasdaq, we currently intend to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. Unlike the requirements of the Nasdaq, the corporate governance practice and requirements in the Cayman Islands do not require us to have a majority of our board of directors to be independent; do not require us to establish a nominations committee; and do not require us to hold regular executive sessions where only independent directors shall be present. Such Cayman Islands home country practices may afford less protection to holders of our ordinary shares.

We could lose our status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Risks Related to our Intellectual Property

Agreements with our collaborators and third parties may not adequately prevent disclosure of trade secrets, know-how and other proprietary information, which could materially adversely affect our technology and harm our business.

We rely on a combination of intellectual property rights laws and other agreements with our collaborators and third parties to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not prevent disclosure, infringement or misappropriation of our confidential information. Our confidentiality and nondisclosure agreements or covenants may not be enforceable under applicable law and, even if they are enforceable, may be breached, and we may not have adequate remedies for such a breach that would effectively prevent the further dissemination of our confidential information or direct competition with us by a joint venture partner. We also have limited control over the protection of trade secrets used by our collaborators and could lose future trade secret protection if any unauthorized disclosure of such information occurs. Enforcement of any claim that a party illegally disclosed confidential information or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, others may independently discover our trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such parties. Laws regarding trade secret rights in certain markets where we operate may afford little or no protection of our trade secrets. If any of our trade secrets were to be disclosed to or independently developed by a competitor, or if we otherwise were to lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced and our business and competitive position could be harmed. Moreover, our collaborators may allege that we have disclosed their trade secrets or confidential information.

We may not be able to adequately protect our intellectual property rights throughout the world.

Our commercial success depends in part on our ability to obtain intellectual property protection and/or trade secrets protection for the technologies we develop and use. Competitors may use our technologies in jurisdictions where we have not obtained intellectual property protection to develop their own products, and we may be unable to prevent such competitors from importing those infringing products into territories where we have intellectual property protection, but enforcement is not as strong due to the exhaustion of rights. These products may compete with our product candidates and our licensed patents and other intellectual property rights may not be effective or sufficient to prevent them from competing in those jurisdictions. In addition, competitors could use our licensed patent disclosures and/or reverse engineer our trade-secret-protected products in order to produce competing products. Moreover, growers or others in the chain of commerce may raise legal challenges against our intellectual property rights or may infringe upon our intellectual property rights, including through means that may be difficult to prevent or detect.

In Argentina, legislation in respect of breeders’ rights includes a concept of a “farmer’s privilege,” which allows growers to use seeds obtained from their own harvests to be replanted on their own farm. According to the National Seed Institute of Argentina (Instituto Nacional de Semillas), the reserves of seeds kept for personal use has grown significantly in recent years, which may increase the likelihood that growers illegally claiming the privilege may use GM seeds into the market without paying royalties owed to us. During recent years, certain sectors of the Argentine agricultural industry have been requesting that the Argentine PVP Law No. 20,247 be amended.

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

Our ability to generate significant revenues from our products depends on our joint ventures’ and licensees’ ability to develop, market and sell products and utilize our proprietary technologies without infringing the intellectual property rights and other rights of any third parties.

As the agricultural biotech industry continues to develop, we, our collaborators or licensees may become party to, or threatened with, litigation or other adverse proceedings regarding intellectual property or proprietary rights in our technology, processes, developed seed traits or seed treatments. Third parties may assert claims based on existing or future intellectual property rights and the outcome of any proceedings is subject to uncertainties that cannot be adequately quantified in advance. Any litigation proceedings could be costly and time consuming. A negative outcome from an intellectual property infringement suit could result in liability for monetary damages, require us to indemnify our licensees for damages arising from warranties we have made about the intellectual property we have licensed, which claims might not be subject to a cap, or treble damages and attorneys’ fees if we are found to have willfully infringed a patent. There is also no guarantee that we, our collaborators or licensees would be able to obtain a license under such infringed intellectual property rights on commercially reasonable terms or at all. A finding of infringement could prevent us, our collaborators or our licensees from developing, marketing or selling a product or force us to cease some or all of our business operations. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel may be diverted as a result of these proceedings, which could have a material adverse effect on our operations. In some cases, our agreements with our collaborators or licensees might oblige us to pay for the enforcement of our licensed intellectual property rights, even though our collaborators or licensees may be responsible for commercializing the potentially infringing products. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly have a negative impact on our business.

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

Risks Related to Operating in Latin America

A major portion of our operations and/or development activities are based in Latin America. As of June 30, 2022, approximately 92% of our consolidated sales of goods and services were attributable to our Latin American operations. In particular, fluctuations in the economy of Latin America and actions adopted by the governments of Latin American countries have had and may continue to have a significant impact on our subsidiaries operating in those countries.

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

The Argentine Peso depreciated 17.36% against the U.S. dollar in 2017, 102.16% in 2018, 58.86% in 2019, 40.51% in 2020 and 20.02% in 2021, based on the official exchange rates published by the Argentine Central Bank. In the past years, the Argentine government imposed restrictions on the purchase of foreign currency (see “—Argentine exchange controls and restrictions limit access to the FX Market to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina”), which measures gave rise to an unofficial market where the U.S. dollar traded at a different market value than reflected in the official Argentine Peso – U.S. Dollar exchange rate. Due to the foreign exchange crisis generated in August 2019 and the continued reduction of the Argentine Central Bank’s foreign currency reserves, since September 1, 2019 the Argentine government reinstated rigid exchange controls and transfer restrictions, substantially limiting the ability to obtain foreign currency or make certain payments or distributions out of Argentina.

The Brazilian currency has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Brazilian real against the U.S. dollar. In 2017, 2018 and 2019, the Brazilian real depreciated against the U.S. dollar 1.5%, 17.1% and 4.02%, respectively. In 2020, the Brazilian real depreciated 28.9% against the U.S. dollar. In 2021, the real depreciated 9.07% against the U.S. dollar.

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

Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries” categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for purposes of IAS 29. Therefore, Argentine companies using IFRS as adopted by the IASB are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

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

On June 16, 2021, the Argentine Government enacted Law No. 27,630 which amended the Argentine Income Tax Law and replaced the fixed rate paid by Argentine companies on their corporate income from 30% to a progressive rate ranging from 25% to 35%. Depending on net incomes, companies will now have to pay a fixed amount and a progressive rate over the surplus of the minimum base rate in their category.

The reform also extends the 7% withholding tax on dividends for tax years beginning 1 January 2021 and thereafter. According to applicable law and if no additional tax reform is passed, for fiscal years beginning on or after January 1, 2021, 100% of the tax inflation adjustment (negative of positive) would be allocated by fiscal year.

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

According to data published by the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”), the Consumer Price Index (“CPI”) increased 24.8% in 2017, 47.6% in 2018, 53.8% in 2019, 36.1% in 2020, 50.9% in 2021 and 66.1% from January through September 2022.

If the primary fiscal deficit is not reduced and the foreign currency exchange rate is not stabilized, inflation rates could continue escalating and end in hyperinflation and a new economic crisis. There is uncertainty regarding the continuing effects of the COVID-19 pandemic and the effects of the measures that the Argentine government and the Argentine Central Bank have adopted, or may adopt in the future, to reduce the fiscal deficit, re-activate the economy, stabilize foreign currency exchange rate and control inflation. If inflation remains high or continues to rise, Argentina’s economy may be negatively impacted, and our results of operations could be materially adversely affected.

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

Pursuant to a report issued by the Secretary of Finance of the Argentine government, as of December 2019, Argentina’s foreign debt amounted to US$311.2 billion, which represents 91.6% of Argentina’s debt-to-gross domestic product (“GDP”). In 2020 and 2021, the Argentine government had payments due of about US$52.0 billion and US$37.1 billion, respectively, on sovereign debt in U.S. dollars and pesos, of which about US$11 billion were due in the first quarter of 2020 and US$26 billion were due in the second quarter of 2020. Because Argentina’s recession was deepened by the effects of the COVID-19 pandemic, the foreign exchange crisis and increasing deficit and inflation, the Argentine government was in an urgent need of restructuring its sovereign debt.

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

In addition, the Argentine government initiated negotiations with the International Monetary Fund (“IMF”) in order to renegotiate the principal maturities of the US$ 44.1 billion disbursed between 2018 and 2019 under a Stand-By Agreement, originally planned for the years 2021, 2022 and 2023. On January 28, 2022 the Argentine government announced it had reached an agreement with the IMF. On March 3, 2022, the Argentine government and the IMF announced that an agreement was reached at the staff level. However, the IMF informed that this staff-level agreement was still subject to approval by the IMF’s Board after Argentina’s Congress approved the Extended Fund Facility Program. On March 17, 2022 the Argentine Congress approved the new facility presented by the Executive branch and passed Law No. 27,668, which was enacted on March 18, 2022, through Decree No. 130/2022. On March 25, 2022, the Executive Board of the IMF approved a 30-month extended arrangement under the Extended Fund Facility for Argentina amounting to US$ 44 billion.

If the Argentine government defaults again in the payment of its sovereign debt or the measures adopted and to be adopted by the Argentine government to reduce the fiscal deficit, control inflation and stabilize the foreign exchange market are not effective, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth, impair the ability of private sector entities to access the international capital markets or make the terms of such financing much less favorable that those accessible by companies in other countries in the region and may accelerate the depreciation of the peso, foster inflation and deepen the economic crisis and recession.

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

In October 2020, the Argentine government adopted a series of measures seeking to promote production, exports and the liquidation of U.S. dollars from exports in the FX Market, including the temporary reduction of export duties for soybean and soybean derived products through Decree No. 790/2020. Further, pursuant to Decree 790/2020, a temporary reduction scheme of export duties for soybean products and by-products was established, which will increase on a monthly basis to return to the initial level as from January 2021. In the case of soybeans, the rate will decrease from 33% to 30% in October, then increase to 31.5% in November, 32% in December and return to 33% as from January 1, 2021. However, such measures were not expected to have the intended results.

The Argentine government imposed the Import Monitoring System (the “SIMI”) in December 2015. Under this system, importers are required to submit certain information electronically through the SIMI application which, once approved, will be valid for 90 calendar days.

The Argentine government has also enacted an import licensing regime that includes the granting of automatic and non-automatic licenses for imports based on the tariff codes of the goods to be imported. The automatic granting of import licenses implies that the importer must only go through SIMI, without being previously subjected to administrative review and any other certification related to the imported goods. The granting of non-automatic licenses implies that they must be submitted to the prior authorization of the competent administrative authority and, eventually, approved to the extent that such review is satisfactory, the latter having a term of ten days to reasonably approve or reject the requested import license due to its effect on local businesses, apart from the other import requirements that the goods may have (including SIMI and certifications).

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

Recently, prompted by the global crisis caused by the Russian invasion of the Ukraine, and previously as a result of the COVID-19 pandemic, and the significant decrease in oil prices, international commodity prices decreased. If international commodity prices decline, the Latin American economy could be adversely affected.

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

In Argentina, the fluctuation in currency exchange rates, the gap between the official and alternative exchange rates, and high inflation, along with the measures attempting to control inflation adopted by the Argentine government, caused a deepening recession (the GDP decreased 6.2% in 2018 and 1.7% in 2019), increasing unemployment and the failure of medium and small companies. In 2020, the Latin American general macroeconomic conditions were worsened as a result of the COVID-19 pandemic (see “—The spread of COVID-19 and government efforts to control the effect and spread of the COVID-19 virus have had and will have a disruptive effect on different aspects of our business”). In Argentina, the stay-home orders and businesses restrictions, along with the global recession contributed to deepening the recession further. According to INDEC, during the second quarter of 2020 the GDP decreased 19.1% interannual (what represents the highest decrease of the GDP in Argentine history) with a peak of 16.2% in the second quarter, and as of July 2020 the economic activity decreased 13.2% interannual. All these circumstances also provoked a significant increase in poverty, which, according to INDEC, as of December 2021 affected approximately 37.3% of the population. In order to contain the further deterioration of the currency exchange rate, the Argentine Central Bank has been selling its reserves, which decreased to US$38.341 billion as of September 23, 2022. In addition, the Argentine government financed all economic assistance in connection with the COVID-19 pandemic with a heavy issuance of currency, which is also contributing to inflation, demand for U.S. dollars and devaluation of the Argentine peso.

In Brazil, the economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP decreased 3.3% in 2016, increased 1.3% in 2017, increased 1.8% in 2018, increased 1.2% in 2019, decreased 3.9% in 2020 and increased 4.6% in 2021. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crisis have affected the confidence of investors and the general public. As a result, Brazil continues to face uncertainty related to the future developments in policies and whether and when such policies and regulations may be implemented.

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

On December 13, 2019, the Argentine government issued Decree No. 34/2019, which stated that employees terminated without cause were entitled to receive a double severance payment. This Decree duplicated the amount of the statutory severance payments for termination without cause payable to employees hired before such date; but subject to a cap of AR$ 500,000. The measure was extended in several opportunities and reduced gradually until its termination on June 30, 2022.

Moreover, in Argentina terminations without just cause and based on lack or reduction of work and/or force majeure have been forbidden since March 31, 2020 through December 31, 2021 (pursuant to Decree 413/2021). Such prohibition is not applicable to employees hired after December 13, 2019.

Decree No. 329/2020 also prohibited terminations without cause and suspensions due to lack or reduction of work and force majeure within a period of 60 days as of March 31, 2020. Therefore, any termination and suspension that took place during the prohibitions’ validity period would not have any effect, keeping the existing labor relations and their conditions in force.

However, pursuant to Law No. 20,744, mutual termination agreements are now fully valid and such type of agreements entail no codified severance. Nevertheless, market practice shows that offers to obtain employees’ consent should be equal or better than statutory severance.

As per the current context, the prohibition on terminations and duplication of severance are not limited (except for particular circumstances) and could have an adverse effect on our costs though only upon a decision to reduce the workforce and/or upon constructive termination validated by a court or an agreement.

The disposition or sale of our ordinary shares may be subject to taxation in Argentina.

Under the Argentine Income Tax Law (as amended by the Law No. 27,430 (the “Tax Reform”)), gains realized from the indirect sale or disposal of assets located in Argentina, including shares or other equity participations in Argentine companies by an entity or individual not resident in Argentina (“Non-Argentine Resident”) are taxable under certain conditions, as if a direct sale took place (the “Tax on Indirect Sales”).

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

Our ordinary shares delivered to Grantors in connection with the payment of the In-Kind Consideration under the Rizobacter Call Option would be subject to the Tax on Indirect Sales at our level, levied on the gain resulting from the difference between our ordinary shares’ tax basis (acquisition cost, equal to the redemption price of such shares) and the value received by us in connection with the payment of the In-Kind Consideration. Any resulting Tax on Indirect Sales would be calculated on the proportion of the value that the Argentine assets represent with respect to the total value of our ordinary shares delivered and should be paid to the Argentine tax authorities by our legal representative in Argentina. However, to the extent that the value received by us in connection with the delivery of our ordinary shares and satisfaction of the In-Kind Consideration equals the redemption price of such shares, and as a result equals the acquisition costs, there would be no tax basis for the Tax on Indirect Sales.

Argentine exchange controls and restrictions limit access to the FX Market to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina.

The Argentine government has imposed strict exchange controls and transfer restrictions, substantially limiting the ability of legal entities and individuals to obtain foreign currency or make certain payments or distributions out of Argentina. See “—Item 10. Additional Information—D. Exchange Controls.”

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

On February 25, 2021, the Argentine Central Bank issued Communication “A” 7230, which modified certain aspects of Communication “A” 7106 and extended the Temporal Scope through December 31, 2021. The main provisions of Communication “A” 7230 included: (i) the increase in the amount allowed for access to the FX Market without filing a Refinancing Plan from US$1,000,000 to US$2,000,000; and (ii) expressly excluded from the obligation to furnish a Refinancing Plan with respect to debt refinancing closed during 2020 which allowed achieving the parameters established by Communication “A” 7106.

On April 12, 2022, the Argentine Central Bank issued Communication “A” 7490, which extended the Temporal Scope through December 31, 2022. For further information, see “—Item 10. Additional Information—D. Exchange Controls.”

In response to the reinstatement of the foreign exchange restrictions, an unofficial U.S. dollar trading market developed in which the peso-U.S. dollar exchange rate differs substantially from the official peso-U.S. dollar exchange rate, and the use of blue-chip swaps expanded which, are much more expensive than acquiring foreign currency through FX Market at the official exchange rate. Exchange controls have generally affected the level of international reserves deposited with the Argentine Central Bank, which decreased to US$ 38.3 billion as of September 23, 2022. See “—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates relative to the U.S. dollar in the countries in which we operate.”

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

Since September 2, 2019, the Argentine government has reinstated the mandatory repatriation into Argentina and the conversion into pesos through the FX Market of the proceeds from the collections of foreign currency outside of Argentina by Argentine residents in connection with exports of goods within certain specific dates. See “—Item 10. Additional Information—D. Exchange Controls.”

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

On December 29, 2017, the Argentine government enacted the Tax Reform, which reduced the corporate income tax rate from 35% to 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after January 1, 2020. Additionally, the distribution of dividends is subject to income tax withholding of 7% tax rate if the distributed profits derive from the fiscal years beginning on or after January 1, 2018 or 13% tax rate if the distributed profits derive from fiscal years beginning on or after January 1, 2020. The 13% domestic rate may be reduced by application of tax treaties signed by Argentina. However, on December 23, 2019, the Solidarity Law suspended the reduction of the corporate tax rate for Argentine Entities to 25% (with dividends being taxed at 13%) and established that 30% rate (with dividends being taxed at 7%) remains applicable until fiscal years initiated until January 1, 2021. Consequently, the effectiveness of the 25% and 13% tax rates has been delayed until tax years commencing after January 1, 2021.

On June 16, 2021, the Argentine Government enacted Law No. 27,630 which amended the Argentine Income Tax Law and replaced the fixed rate paid by Argentine companies on their corporate income from 30% to a progressive rate ranging from 25% to 35%. Depending on net incomes, companies will now have to pay a fixed amount and a progressive rate over the surplus of the minimum base rate in their category. Such income amounts will be adjusted once a year starting January 1, 2022. To that effect, the annual variation of the CPI stipulated by the INDEC will be computed.

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

Under the Solidarity Law, the tax rate applicable to shares or participations in the capital of companies governed by the Argentine General Companies Act was increased from 0.25% to 0.50% of the pro-rata equity value.

Non-Argentine residents are subject to Argentine personal assets tax for holding shares and other equity participations in Argentine companies as of December 31 of each year at a rate of 0.50%, which is levied on the proportional net worth value (valor patrimonial proporcional) of the shares arising from the last balance sheet. Argentine companies are obliged to pay the tax on behalf of their Non-Argentine resident shareholders, partners or owners and are entitled to seek reimbursement from them.

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

Risks Related to Our Ordinary shares

Our share repurchase program may reduce liquidity.

On May 6, 2020, our Board of Directors approved a program to repurchase our own securities. As described in Item 10 of this report, we may repurchase up to US$5,000,000 to enhance the allocation of capital to certain equity-finance obligations (the “Buy-Back Program”). As of June 30, 2022, we have acquired 464,455 ordinary shares under the Buy-Back Program. Future purchases, if any, would be funded from our cash balances and could reduce our financial liquidity and indirectly add to our indebtedness, as well as reduce liquidity of our ordinary shares.

There can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Global Select Market.

Our ordinary shares are currently listed on Nasdaq. Our continued eligibility for listing may depend on, among other things, the amount of “public float” (equity held by non-affiliates). If Nasdaq delists our ordinary shares from trading on its exchange for failure to meet the listing standards, our shareholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our ordinary shares;
●	reduced liquidity and in ability to sell our ordinary shares;

●	a determination that our ordinary shares are a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional ordinary shares or obtain additional financing in the future.

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

As the resale restriction on a significant portion of our ordinary shares following the business combination has expired, such ordinary shares may be sold into the market at any time. This could cause the market price of our ordinary shares to decrease in value significantly, even if our business is doing well.

Sales of a substantial number of shares in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our ordinary shares.

The initial shareholders of UAC agreed not to transfer, assign or sell any of their shares for certain period following the business combination, which has expired. In addition, in connection with the execution of the Share Exchange Agreement (the “Exchange Agreement”), dated November 8, 2018, UAC and Bioceres, Inc. entered into a lock-up agreement, which has also expired. As restrictions on resale ended, the market price of our ordinary shares could decline if the holders thereof sell them or are perceived by the market as intending to sell them.

Conversion of the Notes would increase the number of ordinary shares and result in dilution to shareholders.

On August 5, 2022, we issued an aggregate principal amount of US$55.0 million secured guaranteed convertible notes (the “Secured Convertible Guaranteed Notes due 2026”, and together with the Secured Guaranteed Notes due 2026, the “Notes”) pursuant to a note purchase agreement (the “JRL NPA”) among us, Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp, Liminality Partners LP, the holders from time to time party thereto and Wilmington Savings Fund Society, FSB, as collateral agent.

The Secured Convertible Guaranteed Notes due 2026 are convertible into our ordinary shares. The issuance of a substantial number of additional ordinary shares upon conversion of the Secured Convertible Guaranteed Notes due 2026 will result in dilution to the then existing holders of our ordinary shares and will increase the number of ordinary in the public market. Sales of substantial numbers of such ordinary shares in the public market could adversely affect the market price of our ordinary shares.

As a result of the closing of the Pro Farm Merger, we ceased to be a “controlled company” for purposes of the Nasdaq rules. Accordingly, we need to comply with the corporate governance requirements of the Nasdaq rules, subject to a phase-in period.

After giving effect to the closing of the Pro Farm Merger, Bioceres LLC owns less than 50% of our outstanding shares and, therefore, we are no longer considered a “controlled company” under the Nasdaq rules. Accordingly, we must comply with the provisions of the Nasdaq rules that require a majority of our board of directors to be independent and that we have nominating and compensation committees comprised entirely of independent directors. Failure to comply could result in our shares being delisted, unless we choose not to comply with such requirements in accordance with Nasdaq rule 5615. Any delisting of our shares would likely have a material adverse effect on the liquidity and trading market for our shares.

The price of our ordinary shares may fluctuate.

Fluctuations in the price of our ordinary shares could contribute to the loss of all or part of your investment. If an active market for our ordinary shares develops and continues, the trading price of our ordinary shares could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our ordinary shares and our ordinary shares may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our ordinary shares may not recover and may experience a further decline.

Factors affecting the trading price of our ordinary shares may include, among others:

●	actual or anticipated fluctuations in our interim financial results or the interim financial results of companies perceived to be similar to us;
●	changes in the market’s expectations about our operating results;
●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
●	speculation in the press or in the investment community;
●	success of competitors;
●	the operating results failing to meet the expectation of securities analysts or investors in a particular period;
●	changes in financial estimates and recommendations by securities analysts concerning our ordinary shares or the market in general;
●	operating and stock price performance of other companies that investors deem comparable to us;
●	our ability to market new and enhanced products on a timely basis;
●	changes in laws and regulations affecting our business;
●	commencement of, or involvement in, litigation involving us;
●	changes in our capital structure, such as future issuances of ordinary shares or the incurrence of additional debt;
●	the volume of our ordinary shares available for public sale;
●	any major change in our Board of Directors or management;
●	sales of substantial amounts of our ordinary shares by our directors, officers or significant shareholders or the perception that such sales could occur; and
●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our ordinary shares irrespective of our operating performance. The stock market in general and Nasdaq have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our ordinary shares, may not be predictable. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to us could depress our share price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional ordinary shares and our ability to obtain additional financing in the future.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, then the price and trading volume of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, our ordinary share price and trading volume would likely be negatively impacted. If any of the analysts who may cover our operations change their recommendation regarding our ordinary shares adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who may cover our operations were to cease coverage or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause our ordinary share price or trading volume to decline.

We are incorporated under the laws of the Cayman Islands. Accordingly, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association (the “Articles”), the Cayman Islands Companies Act (As Revised) (as the same may be supplemented or amended from time to time) or the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from statutes or judicial precedent in some jurisdictions in the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In particular, the Cayman Islands has a different body of securities laws as compared to the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of UAC’s IPO, (b) in which we have total annual gross revenue of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our outstanding shares that are held by non-affiliates exceeds US$700 million as of the prior June 30, and (ii) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three year period. As an emerging growth company, we are not required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, we have reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and we are exempt from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Additionally, as an emerging growth company, we have elected to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates. We cannot predict if investors will find our securities less attractive because we may rely on these provisions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and our share price may be more volatile.

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

Historically, we have not paid any dividends.

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

General Overview

We are a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To achieve this, we create economic incentives for growers and other stakeholders to adopt environmentally friendly production practices. We have a unique biotech platform with high-impact, licensed and patented technologies for seeds and microbial ag-inputs, as well as biological and next generation conventional crop nutrition and protection solutions. Along with our licensed HB4® – drought tolerant seed technology program, we also bring digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. We are a global company, as our agricultural inputs are marketed across more than 40 countries, primarily in South America and the United States. We are well positioned with geographic exposure to the global soybean and wheat production footprint. See “—B. Business Overview—Our Business Model.”

As of June 30, 2022, we owned or licensed more than 550 registered products and, either exclusively or non-exclusively, 257 patents and patent applications. In some instances, our licenses are limited in terms of duration, geography and/or field of use. Following the Pro Farm Merger, we incorporated a portfolio of 18 biological products for crop protection, crop health and crop nutrition that are supported by a robust portfolio of more than 343 issued and pending patents worldwide. Our pipeline of products includes micro-beaded fertilizers, biological fertilizers, inoculants, adjuvants, conventional and microbial-based pesticides, biostimulants, seed germplasm, traits and ready-to-use seed pack solutions. In the year ended June 30, 2022, prior to the Pro Farm Merger, we distributed over 21 million doses of inoculants and integrated packs, 7.3 million liters of adjuvants and 31.5 tons of high-value micro-beaded fertilizers, as well as other agricultural inputs. We distributed our products across more than 40 countries, including Argentina, Brazil, Paraguay, Uruguay, the United States, France and South Africa. Our total revenue and Adjusted EBITDA for the year ended June 30, 2022 totaled US$334.8 million and US$51.5 million, respectively. Adjusted EBITDA is a non-IFRS financial measure. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” for information regarding our use of Adjusted EBITDA and a reconciliation of net loss to Adjusted EBITDA.

We sell our products through our international subsidiaries and a 196-person sales and marketing team, including new team members from Pro Farm. We enjoy exceptional access to the end-user (grower) as a result of: (i) our strategic alliances and business partners with global agriculture leaders, such as Syngenta, Momentive, Corteva, Don Mario, TMG, Stoller, BASF, and our joint ventures with De Sangosse and Florimond Deprez; (ii) the shareholders of Group PLC, which is the majority holder of Bioceres S.A., who collectively control significant agricultural land in South America; and (iii) our longstanding relationships with more than 700 dealers and distributors. Our customers include global blue-chip companies and industry leaders, large distributors, co-ops and dealers, as well as individual growers. Our leading infrastructure, the success of our unique biotech platform, and a commanding presence in our key markets have made us a flagship agricultural solutions provider, as well as the natural partner for global conglomerates.

Our History

Our Company, Bioceres Crop Solutions Corp, is a Cayman Islands exempted company incorporated on November 14, 2017.

Our principal executive offices are located at Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina. Our telephone number at that address is +54 341 486-1100. The address of our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 10 E. 40th Street, 10th Floor, New York, NY 10016. For details relating to the business combination, see “Introductory Note and Presentation of Financial and Other Information—Introductory Note.”

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

On November 12, 2020, we acquired from Arcadia Biosciences the remaining HB4 Soy ownership interest in Verdeca LLC, aiming to accelerate the breeding and the go-to market strategies. Complete ownership will enable us to capture more of the underlying economic value generated by this technology. As part of this transaction, we gained full access and control of Verdeca’s vetted soybean library of gene-edited materials used to develop new quality and productivity, as well as exclusive rights to all Arcadia technologies that are applicable to soybean. In addition, through this transaction, we have also acquired rights to Arcadia’s quality wheat traits and the related Good Wheat™ brand for Latin America and other GLA non-core assets. In consideration for the acquisition, we paid Arcadia $5 million in cash and $15 million in equity consisting of 1,875,000 of our ordinary shares, as well as $1 million in reimbursement costs associated with the transaction. In addition, we will pay Arcadia (i) $2 million upon obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares (of which, we paid $0.5 million on April 22, 2022), and (ii)

royalty payments equivalent to (a) 6% of the net HB4 Soy technology revenues realized by Verdeca, capped at $10 million aggregate amount, and (b) 25% of the net wheat technology revenues resulting from the in-licensed materials.

On April 26, 2021, we voluntarily transferred our stock exchange listing from the NYSE American to The Nasdaq Global Select Market. This new listing enhances the company’s visibility as an Ag-Tech company focused on sustainable solutions.

At the fiscal year ended June 30, 2022, we had 45,870,346 ordinary shares issued and outstanding.

After the end of our fiscal year ended June 30, 2022, on July 12, 2022, we announced the closing of the Pro Farm Merger with Pro Farm Group, Inc. pursuant to which Pro Farm merged into us pursuanto to the Merger Agreement. Upon the closing of the Pro Farm Merger, Pro Farm became a wholly owned subsidiary of Bioceres and each share of Pro Farm common stock was exchanged for our ordinary shares at a fixed exchange ratio of 0.088.

Together with our subsidiaries, we have a combined experience of 45 years introducing top-tier technologies into the global agriculture market. Since our founding, we have developed one of the leading fully integrated biotechnology platforms of its kind to source, validate, develop and commercialize agricultural technologies and products, focused on raising crop yields and reducing the carbon footprint of agriculture. We have strategically targeted some of the most globally prolific crops, namely soy, wheat, alfalfa and corn, in the main agricultural geographies of the world.

In order to bring our products to market in an efficient and cost-effective manner, we have established multiple joint ventures, formed non-joint venture collaborations and created and acquired multiple companies. Our joint ventures include partnerships with important industry participants, such as Florimond Desprez and De Sangosse. Some of our non-joint venture collaborations include those with Corteva, Momentive, Syngenta, Don Mario, and TMG among others.

The graph below illustrates our history through joint ventures and acquisitions:

B.Business Overview

Incorporation of Information by Reference

The information provided in Item 1A of the Pro Farm’s annual report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 30, 2022 is incorporated by reference herein.

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

We also operate facilities in Brazil, where we have a manufacturing formulation plant for adjuvants in Londrina, Brazil with an annual capacity of 0.5 million-gallon. Additionally, we have sales offices or representatives in eight countries to address the local and regional demand.

As a result of the the Pro Farm Merger, we incorporated Research & Development facilities and commercial offices in Davis, California; a subsidiary in Helsinki, Finland with office and laboratory space; a state-of-the-art manufacturing plant in Bangor, Michigan; and a minority ownership in a third-party manufacturing facility in Vyborg, Russia.

We are a light fixed asset company, well invested and with spare capacity to further strengthen our dominant position in Argentina and continue to expand internationally. As of June 30, 2022, we had 565 full-time employees. In addition, as a result of the Pro Farm Merger, we have added 169 full-time additional employees.

Please refer to “Item 4. Information on the Company — C. Organizational Structure” for our organizational chart and list of subsidiaries, affiliates and joint ventures as of June 30, 2022.

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

Joint Ventures and Unconsolidated Entities

Trigall Genetics S.A.

In December 2013, we formed a joint venture in Uruguay with Florimond Desprez. The resulting joint venture, Trigall Genetics, in which we have a 50% equity interest, is engaged in the development and deregulation of conventional and GM wheat varieties in Latin America. Trigall genetics sells conventional wheat varieties through licenses with Bioceres Semillas, Grupo Don Mario (GDM), Asociación de Cooperativas Argentinas (ACA), among others. The first biotech trait is our HB4 technology.

Synertech Industrias S.A.

Synertech, acquired as part of the Rizobacter Acquisition in 2016, was formed by Rizobacter in partnership with De Sangosse for the production and commercialization of micro-beaded fertilizers. Rizobacter, together with De Sangosse, operates the production plant for Synertech in Pergamino with an annual production capacity of 50,000 tons of micro-beaded fertilizers.

Moolec Science Ltd.

On March 16, 2021, we acquired a 6% ownership interest in Moolec Science Ltd., a molecular farming company pursuing a hybrid concept between plant and cell-based technologies for the production of animal-free food solutions. In consideration for the acquisition, the license to use and commercialize GLA/ARA safflower patents was transferred to Moolec.

On June 14, 2022, Moolec entered into a Business Combination Agreement by and amoing LightJump Acquisition Corporation, Moolec Science SA, and Moolec Acquisition, Inc., a Delaware corporation, providing for, among other things, LightJump and Moolec to become subsidiaries of Moolec Holdco and all stockholders of LightJump and Moolec to become shareholders of Moolec Holdco (the “Moolec Business Combination”, which is expected to become a public company listed on Nasdaq. The closing of the Moolec Business Combination is subject to approval from LightJump’s existing stockholders and other customary conditions precedent.

Alfalfa Technologies S.R.L.

In December 2020, Bioceres Semillas and Produsem SA acquired a local start-up focused on developing biotech traits for alfalfa and other pastures. The joint venture is engaged in the development and deregulation of conventional and GM alfalfa varieties initialy for LATAM market. The joint venture pipeline includes several technologies, HB4 and herbicides tolerance are the most advanced ones.

Non-Joint Venture Collaborations

We engage in strategic non-joint venture collaborations for product development and with academic entities and internationally recognized research institutions with whom we collaborate in pre-competitive technology sourcing and early-stage research. We pay a percentage of profits to our non-joint venture collaborators according to the stage of development of the technology. In earlier stages, during which our R&D costs are relatively low, we pay a comparatively higher percentage of profits, while in later stages of development, during which our costs are relatively high, we pay a comparatively lower percentage of profits. Our collaborations that focus on product development are primarily driven by our commercial interest in a particular product that we hope to research and develop on a preliminary basis before including it in our product pipeline.

Rizobacter has a longstanding strategic alliance with Syngenta, one of the leading global companies in the research, development and marketing and sales of seed treatment products and solutions. Syngenta placed their Seed Care Institute in Rizobacter’s principal facility located in Pergamino for the research, development and marketing of Syngenta’s seed treatment products and solutions in Argentina, including Maxim Integral, Maxim Evolution, Suren Plus, Rizopack® 420 Hc, Ekey Top, Funcion Pack and Cruiser Pack. We also purchase from Syngenta seed treatment products including Maxim XL, Maxim Integral, Maxim Evolution, Suren Plus, Compinche, Compinche SX, Tenacius, Tenacius SX, among others. The synergy of the product portfolio produced by both companies allows us to combine the most advanced technologies with a highly efficient service for agriculture producers around the world. Subsequent to end of the fiscal year ended June 30, 2022, we announced an expansion of the collaboration with Syngenta to other regions of the world, see “Item 4. Information on the Company—Significant Transactions—Syngenta Agreement.”

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

Additionally, Rizobacter has a strategic alliance with De Sangosse Group, a commercial relationship consolidated and formalized through a JV in the fertilizer product line, and the exclusive distribution in Argentina of their molluscicide lines.

Following our strategic commercial expansion in 2019 and 2020, Rizobacter entered into material distribution agreements with Microbial Biological Fertilizer International PYD LTD (MBFI) for the distribution of several products within Rizobacter’s portfolio in South Africa, and with De Sangosse for the distribution of Rizobacter RIZOLIQ and SIGNUM products in certain European countries.

In addition, Rizobacter entered into an agreement with BIOWISH for the exclusive distribution of certain BIOWISH’s biostimulant products in Latin America, complementing its Crop Nutrition segment with foliar fertilizers.

Rizobacter also executed significant agreements for the provision of formulation services and production with several companies, among which are Syngenta, Corteva, UPL, FMC, Summit Agro Argentina S.A.

Pro Farm recently entered distribution agreements with Corteva and regarding Corteva’s use of PFG-developed foliar and seed treatment bionutrient products for the European market (foliar treatments for row crops) and globally (seed treatments for row crops). Pro Farm also entered into a distribution agreement with PGG Wrightson Seed in Uruguay related to Pro Farm foliar and seed treatment product sales in the region.

Pro Farm has exclusive legacy international agreements with major distributors such as the previously mentioned distribution partnership with Corteva in Europe, FMC (for certain markets in Latin America) and Syngenta (for specialty crop markets in Europe).

Pro Farm’s current strategy is to work with regional distributors and distributors in key countries who have brand recognition and established customer bases, and who can effectively conduct field trials and grower demonstrations with biopesticides and lead or assist in regulatory processes and market development. As such, we have signed a number of distribution agreements with: Agristar, Nufarm,

UPL, Jocanima/Great Havest, Elephant Vert and Kenya Biologics, Hoptri, Lidorr, AMC/Agrimatco, Disagro and Kyung Nong Corporation.

Third-Party Channels

We license our technologies to third parties that have product development capabilities or a market presence outside of our core geographic areas and with who we have developed and maintain strong relationships. For example, through Verdeca, we entered into a series of agreements with GDM Seeds (Grupo Don Mario) for the licensing of our biotechnology related to soy and have granted various licenses to TMG for our biotechnology related to soy for sale in Brazil, Paraguay and Uruguay.

Additionally, we celebrated various distribution agreements to market and distribute our products, including Brett Young in the United States and Canada, MBFI in South Africa, Serbios in Italy and East Europe, De Sangosse in France, and Syngenta in Russia and Ukraine. We also celebrated various agreements to distribute third party products of key suppliers, including Syngenta, De Sangosse, Citozyme, and Summit Agro, among others.

Significant Transactions

Syngenta Agreement

On September 12, 2022, we entered into a 10-year agreement with Syngenta, pursuant to which Syngenta will be the exclusive global distributor of certain of Bioceres’ biological solutions for seed care applications. Products included within the scope of the agreement are the nitrogen-fixing Rhizobia seed treatment solutions (inoculants), and other biological seed and soil treatment solutions currently in the portfolio or pipeline of Rizobacter. The products in the agreement will be sold under the trademarks owned by Bioceres or its affiliates, or any other trademark approved by Bioceres.

Pro Farm’s biological solutions are not included within the scope of the current agreement. Bioceres retains global rights for use of products included in the agreement on HB4® crops and, in the United States, Syngenta rights will be non-exclusive for upstream applications.

The exclusive commercial collaboration is global, except for Argentina where both parties will continue to work under the existing framework. Implementation will be staggered, commencing in January 2023 for territories in the first phase, and in January 2024 for territories in the second phase, and subject to regulatory clearances.

The agreement establishes a joint R&D program to accelerate the development and registration of Bioceres’ pipeline products and new solutions for seed treatment, foliar and other applications, globally. Funding for R&D platform will be shared, with Syngenta contributing 70% of the investment.

In consideration for the rights granted to Syngenta under the distribution agreement and the R&D collaboration, Syngenta made an upfront payment of $50 million to Bioceres on October 6th, 2022. Additionally, for the duration of the agreement, Bioceres will receive 50% to 30% of the profits generated by sales conducted by Syngenta, depending on the geography and the year. The agreement sets global minimum targets for profits to be received by Bioceres, that amount to a total of $230 million for the life of the agreement. If Bioceres fails to receive the minimum profit targets set for any rolling two calendar year period, it will have the option to terminate Syngenta’s exclusivity. Syngenta may opt to retain exclusivity by compensating the shortfall in cash or other economic consideration. Syngenta will cover all operating expenses incurred in connection with the marketing and sale in exclusive territory. Bioceres’ subsidiary Rizobacter will act as the exclusive supplier to Syngenta for products under the agreement.

Pro Farm Merger

On July 12, 2022, we announced the closing of the Pro Farm Merger pursuant to which Pro Farm merged into us. Upon the closing of the Pro Farm Merger, Pro Farm became a wholly owned subsidiary of Bioceres and each share of Pro Farm common stock was exchanged for our ordinary shares at a fixed exchange ratio of 0.088.

Pro Farm is a leading pure-play company in the agricultural biologicals space, with a track record of revenue growth and margin expansion. The Pro Farm Merger combines our expertise in bionutrition and seed care products with Pro Farm’s leadership in the development of biological crop protection and plant health solutions, creating a global leader in the development and commercialization of sustainable agricultural solutions. The combined company has a diverse customer base, product portfolio and geographic reach across a wide range of crops, positioned to serve the massive market opportunity emerging from the bio-reduction and replacement of chemical ag inputs.

In 2019, Marrone Bio Innovations (the predecessor of Pro Farm) completed two strategic acquisitions: (i) the acquisition of Pro Farm Technologies OÜ, a Finnish entity with subsidiaries in Delaware, Brazil, Uruguay, Finland, Estonia and Russia, and (ii) the Jet-Ag and Jet-Oxide product families. Pro Farm’s business and Jet-Ag and Jet-Oxide products were integrated into Pro Farm’s operations and contributed to revenue growth and margin expansion. Pro Farm’s business and Jet-Ag and Jet-Oxide products integrated into Pro Farm’s operations and were contributed to revenue growth and margin expansion. As a result of the Pro Farm Merger, Pro Farm entered into the key row crop markets of Europe and the Commonwealth of Independent States and was also central to its expansion in South America, including Brazil, Uruguay and Argentina.

Rizobacter Acquisition

On October 19, 2016, RASA Holding, our wholly owned subsidiary incorporated in Delaware, acquired 20,004,000 shares of Rizobacter, an Argentine company located in Pergamino, Province of Buenos Aires, representing 50.01% of the outstanding capital stock, completing the “Rizobacter Acquisition”. The total purchase price was US$57.3 million. In addition, a contingent payment of US$17.3 million may be payable by the Group PLC, through Bioceres S.A., to certain of the selling shareholders of Rizobacter subject to an injunction and related ongoing litigation. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—An injunction in connection with the Rizobacter Acquisition may require us to surrender part of our interest in Rizobacter.” The acquisition of Rizobacter was approved by the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia or CNDC) on August 25, 2017.

On October 22, 2018, RASA Holdings, our wholly owned subsidiary, entered into the Rizobacter Call Option Agreement.  On March 14, 2019, we exercised the Rizobacter Call Option to acquire an additional 29.99% of the capital stock of Rizobacter, thereby becoming owners of 80% of the capital stock of Rizobacter.

With a 45-year history, Rizobacter has developed a leading global position in biological products and a leading ag-input channel for high-value products. Prior to the Rizobacter Acquisition, we developed a partnership relationship with Rizobacter through jointly owned Bioceres Crops S.A. (formerly Semya), a product development initiative focused on identifying customized seed treatments for our Integrated Seed products. The Rizobacter Acquisition combined Rizobacter’s experience in microbials with our pre-existing pipeline of germplasm and trait assets. This combination has provided us with a unique position with respect to biological assets for key row crops. Rizobacter also provided a unique platform that facilitates the commercial launch of new products and the continued development of our pipeline of innovations.

Monsanto-Led Investment

In April 2016, Bioceres S.A., a subsidiary of Group PLC, entered into a convertible loan agreement with Monsanto (through Monsanto Argentina, S.R.L.) and BAF, as a financial investor, pursuant to which promissory notes were issued granting Monsanto and BAF participation rights to subscribe to a total nominal value of US$17.55 million of shares of Bioceres S.A. in a future qualified or non-qualified financing, and received US$15 million net proceeds, after applying a 17% subscription discount. In March 2018, Bioceres S.A. issued a total of 2,218,710 ordinary shares to Monsanto and BAF, which terminated and released all of our debt obligations under the convertible loan agreement, as well as the related promissory notes and participation rights agreements.

Verdeca acquisition

In February 2012, we signed a joint venture agreement with Arcadia Biosciences. The resulting joint venture, Verdeca, in which we held a 50% equity interest, is engaged in the development and deregulation of soybean traits.

Our joint venture agreement provides for each of the partners the right to license or sublicense their trait technologies to Verdeca for use in soybeans. Accordingly, Group PLC has agreed to grant to us an exclusive, worldwide, sublicensable license for HB4 technologies for use in soybeans. The first product in the Verdeca pipeline is HB4 trait.

In April 2015, Verdeca entered into an agreement with Dow AgroSciences to develop and commercialize innovative soybeans traits.

On November 12, 2020 we acquired from Arcadia Biosciences the remaining ownership interest in Verdeca.

Verdeca also entered into a series of agreements with GDM Seeds (Grupo Don Mario) for the HB4 technology licensing followed by a recent collaboration agreement which expanded to North America with focus on the Dakotas and Minnesota, targeting approximately 10 million hectares highly prone to water deficits. The North America agreement contemplates a joint product development and commercialization program, focusing on maturity groups II and below. This agreement complements on-going collaboration efforts with TMG in Latin America, for maturity groups VI and above, which, together with our on-going programs, provide the full scope of maturities utilized for soy production around the globe. GDM is a global leader on soybean genetics with a growing presence in the United States. TMG is one of Brazil’s leading soybean players.

Our Business Model

Our business model is driven by three key pillars: technology sourcing, product development partnering and production and market access.

Technology Sourcing

The technology sourcing stage of our business model involves identifying and collaborating with leading academic and independent research institutions, start-ups and third-party companies at the early stages of technology development. We have also developed a well-established R&D team with in-house laboratories and pilot scale capabilities that continuously innovates in the field of biological-based products.

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

The Technology Sourcing and Product Development Timeline and Process

The technology sourcing and product development process for our products and technology, generally includes the following phases: discovery, proof of concept, early development, advanced development, pre-launch and product launch.

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

The chart below illustrates an estimated timeline for the development of biotechnology traits (GM and Non-GM) and biological-based products, based on the phases described above:

The depicted durations of each phase are based on our estimates and experience. The phases may overlap during the product development cycle and the total development time for a particular product may be longer or shorter than the duration presented above, depending on a range of factors including the type of crop and trait involved and the resources available or devoted to the development of the product. For example, although the process for developing seed traits or biological seed treatments is relatively similar, the two differ significantly in terms of development timelines. Obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for biological seed treatments.

Discovery

The first phase in the technology development process is Discovery, or the identification of candidate genes or genetic systems, metabolites, or microorganisms potentially capable of enhancing specified plant characteristics, or enable an industrial biotech solution. These technologies are usually introduced into model systems (plants and bacteria), that serve as testing grounds to determine whether the technology will perform the desired function. For the most part, we conduct discovery through collaborations with leading external research groups with proven expertise in the field of candidate solution science. In our experience, the Discovery phase typically lasts 18 months, although it may range from as little as six months for microbial solutions to as many as 36 months for plant GM traits.

Proof of Concept (Phase I)

Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery are advanced to a phase referred to as “proof of concept.” In this phase, the technologies are integrated into, or tested in, target organisms to verify their efficacies using greenhouse trials, field trials, or both. In the case of solutions that require microbial fermentation, these technologies are validated at laboratory scale.

The goal of the Proof of Concept (PoC) phase is to validate a technology within the targeted organism before moving forward with technology scaling-up activities or extensive field validation, which minimizes the risk of investment in technologies that may not prove viable. The PoC phase is typically conducted by us as part of our research collaboration with relevant groups. We and our Partners generally file for intellectual property protection at this stage. See “—Intellectual Property.” In our experience, the PoC phase typically lasts 36 months, although it may range from as little as six months for a microbial solution to as many as five years for plant GM traits.

Early Development (Phase II)

In this phase, the field tests commenced in Phase I are expanded to evaluate various permutations of a technology in multiple geographies, as well as other characteristics in order to optimize the performance in the targeted organism.  For GM traits, technology introgression into desired genetic backgrounds is initiated. For solutions involving microbial fermentation, technology escalation tests are initiated.

The goal of the Early Development phase is to identify the best mode of use of a technology and define its performance concept and represents the last phase of our technology sourcing collaborations. For GM traits, candidate event selection is accomplished in this phase.

At the end of the Early Development phase and before initiating the most financially demanding stages of product development, we tend to identify strategic partners for our technologies. For collaborations involving multiple technologies within a pipeline, we often create new entities or JVs with our strategic partners. Example of such collaborations are Trigall Genetics and Synertech, dedicated to wheat technologies and micro beaded fertilizers, respectively.

Advanced Development (Phase III)

In the advanced development phase, extensive tests are used to demonstrate the effectiveness of the technology for our intended purpose. In the case of GM traits and microbial-based solutions, the process of obtaining regulatory approvals from government authorities is also initiated during this phase, and tests are performed to evaluate the potential environmental impact of the technology, including assessments of possible toxicity and allergenicity. For solutions involving microbial fermentation, industrial-scale runs are conducted. In Argentina and some other countries in South America, we are primarily responsible for undertaking this phase of product development. Similarly, our strategic partners usually lead the advanced development and regulation activities in other markets in connection with the applicable contractual arrangements.

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

Crop Protection

Our key crop protection products include high-tech adjuvants and a full range of pest control molecules and microbial based pesticides.

Adjuvants

Adjuvants increase application effectiveness and target covering of the pest control molecules. Adjuvants are used in tank mixes to facilitate the application and effectiveness of active ingredients, such as insecticides, leading to better performance, reduced usage rates and lower residue levels. We distribute Silwet, a well-known high-end silicone-based adjuvant, and are currently developing microbially enhanced adjuvants in partnership with other companies.

Pest Control Molecules and Microbial Based Pesticides

We offer a full range of pest control molecules tailored for specific crops. In partnership with Syngenta, we are in the process of formulating and commercializing new stand-alone seed treatments, including fungicides and insecticides, that reduce disease and pest pressure during crop establishment. Furthermore, we are pursuing the development and commercialization of microorganisms for pest control, including biological herbicides, fungicides, insecticides, nematicides and soil fumigants.

Seed and Integrated Products

The key products of this segment include seed traits, germplasms and seed treatment packs for healthier and higher yielding crops.

Seed Traits

Our seed trait effort is primarily focused on improving plant yields by increasing plant tolerance to abiotic stress, such as drought or soil salinity. This effort is also enhanced by a secondary focus on crop protection and quality traits. We gain access to these technologies through Group PLC’s collaboration with the original developers of the technologies or by co-developing new events with our partners. Our most advanced technology in the seed trait area, HB4, helps increase yields by an average of 10% to 20% for soybean and wheat crops under various growing seasons and conditions, including sporadic drought episodes. HB4 is also able to provide higher yield without adversely impacting yields in optimal growing conditions, which is a distinct and important factor compared to other stress tolerance technologies.

The charts below show the results of field trials for HB4 wheat and HB4 soybean across varying yield environments.

Note: performance corresponds to a total of 49 trials for soybeans and 36 trials for wheat, conducted between 2009 and 2019.

Other Traits

Biotech traits are positioned as core assets in our product development efforts. Our soybean trait portfolio includes new crop protection platforms for weeds and insects address basic farmers needs, but our main focus is the traits related to abiotic stress tolerance and nutrient use efficiency, that will help achieve our goal to an agriculture with less environmental impact. For wheat, besides the HB4 technology, we have developed several traits oriented to consumers’ demand, focused on reducing gluten content, resistant starch varieties with lower glycemic index and flour with increased shelf-life. We also have started R&D projects to develop transgenic/genome edit traits to confer resistance to the main diseases that outbreaks wheat production and limit yield potential, as well as nutrient used efficiency traits.

Additionally, through collaborations, we are expanding the use of the HB4 trait into crops that are not part of our core business but will benefit from the technology in thousands of hectares in South America.

Germplasms

We currently have our own breeding programs for soybean and wheat and have a pipeline to create elite germplasm and use them as a channel to our own technologies as well as attend demands for non-GMO crops and other technologies from strategic partners that complement our portfolio. Our soybean breeding program, operated through Verdeca, delivers varieties that are registered or are in the process of being registered in Argentina, Uruguay, Paraguay, and South Africa. Our wheat breeding program is operated through our joint venture, Trigall Genetics, which has exclusive rights to the breeding program of Florimond Desprez, a global leader in wheat genetics. For both crops we are now expanding the target markets, starting to develop germplasm adapted to important regions, like the United States.

Seed Treatment Packs

Seed treatment packs comprise high value-added products, produced and commercialized by our subsidiary Rizobacter in partnership with Syngenta Seedcare, including our flagship soybean proprietary inoculants and fungicides. We also offer certain customized variations for peanuts, beans and chickpeas. In addition, we are pursuing the development of next-generation biologicals, particularly for seed treatments tailored for specific germplasms, seed traits and environment combinations.

Crop Nutrition

Our main crop nutrition products include inoculants, biofertilizers, micro-beaded fertilizers and crop health products.

Inoculants

Inoculants are biological fertilizers, broadly using nitrogen-fixing bacteria, which promote growth of leguminous crops such as soybeans and alfalfa. We hold a leadership position in sales of soybean inoculants, with approximately 23% global market share as of June 30, 2022, based on our internal data. We are currently developing our next generation of inoculants, including Ultra High Concentrate (UHC) and Extended Shelf-Life products, for professional seed treatment businesses. Additionally, we are developing new biofertilizers, such as plant-growth promoting rizobacteria, for wheat, corn, chickpeas and peas.

Micro-beaded Fertilizers and Biofertilizers

We produce and commercialize fertilizers based on formulated micro-beads. As these fertilizers can be applied next to the seed at planting, they require three times lower application doses than conventional fertilizers, resulting in logistical efficiencies and environmental benefits, minimizing contamination through water runoff into lakes and streams. Currently, our production is focused on Microstar PZ, CMB, PZ Bio and CMB Bio a starter fertilizer that provides nitrogen, phosphorus, sulfur and zinc to different crops, by allowing immediate nutrient availability and uptake by plant seedlings. In addition, we are developing and commercializing biofertilizers for foliar or seed application based on organic acids and biopolymers that are combined with nutrients in a unique organic molecular complex that allows plants to absorb various beneficial elements in a novel and effective way. The Pro Farm Merger has further expanded our biofertilizer portfolio.

Crop Health Products and Biostimulants

These products are derived from plant extracts or microorganisms with the aim to enhance nutrition efficiency, abiotic stress tolerance and/or crop quality traits for crops. Our current portfolio is mainly focused on three insignia products in this space: Emergen, which optimizes conditions for abiotic stress tolerance by providing additional nutrients to the plant; Pacesetter, which is a bio-based plant health product that improves chlorophyll production and increases yield; and UBP 110, a complex micronutrient fertilizer that enhances conditions which lead to increased yield and improved crop quality.

We are also screening our significant collection of proprietary microorganisms to develop biostimulants for the agricultural industry.  Biostimulants, which are now the most rapidly expanding category of agricultural inputs, are substances, microorganisms, or mixtures thereof, that, when applied to seeds, plants, the rizosphere, soil or other growth media, act to support a plant’s natural processes independently of the products nutrient content, including improving nutrient availability, uptake or use efficiency, tolerance to abiotic stress and consequent growth development, quality, or yield.

The following table sets forth the key products, growth drivers, revenue and gross profit, key markets and selected commercial partners for each of our segments:

Total Revenue and
			Gross Margin	Selected
			(Year Ended	Commercial
	Key Products	Growth Drivers	June 30, 2022) (1) (2)	Partners
Crop Protection	Adjuvants Pest control molecules	Adjuvant expansion in Brazil and Paraguay. Manufacturing capabilities + Registration approvals	US$174.4 million 29% Gross Margin	Momentive Syngenta

Seed & Integrated Product	Seed treatment packs Seed germoplasm	HB4 Wheat HB4 Soy	US$51.3 million 57% Gross Margin	Don Mario Dow Agrosciences Syngenta TMG

Crop Nutrition	Micro-bead fertilizers Inoculants	Ramp-up of installed 50kt micro-beaded fertilizer plant.	US$109.1 million 43% Gross Margin	De Sangosse Syngenta Valent BioSciences

Notes:—

(1)Gross margin is calculated as total revenue minus cost of sales, divided by total revenue.
(2)Does not include revenue from Pro Farm.

Sales and Marketing

Our business model is based on a multi-channel sales structure of (i) direct sales to distributors and end-users via our proprietary sales channels, (ii) non-exclusive licensing of commercial technology to third parties directly or via our joint ventures for incorporation into non-proprietary products and (iii) B2B to crop protection companies.

Rizobacter

Rizobacter commercializes its products with more than 700 distributors and retailers around the world, including Argentina, Brazil, Paraguay, Uruguay, Bolivia, Colombia, USA, Canada, Mexico, Europe (Austria, France, Germany, Italy, Ukraine, among others) and Sub-Saharan Africa (Kenya, Nigeria, Ghana, among others).  Rizobacter is positioned as a South American leader for certain products, such as soybean inoculants and packs, adjuvants, and pest baits where it accounts for 28%, 29% and 52% of Argentina’s market for each of these product categories, respectively.

As of June 30, 2022, international sales accounted for 20% of our total sales, as the Company continued to effectively execute its international expansion strategy. In addition to distribution network sales, Rizobacter directly caters to other businesses, particularly large end-users, which include growers or seed companies that use Rizobacter products in professional seed treatment products or for other needs. As of June 30, 2022, sales made directly to large end-users accounted for 13% of our total sales.

Bioceres Semillas

Bioceres Semillas is our proprietary commercial channel for seeds, including leading wheat and soybean varieties, selling to a number of distributors and end-users under the Bioceres Semillas brand. Since 2017, Bioceres Semillas has been operated by Rizobacter. This proprietary channel also serves as a competitive driver for third-party non-exclusive licensees of our technology seeking a rapid path to market.

Synertech Industrias

Synertech is focused exclusively on the production of micro-beaded fertilizers. Its products are commercialized and distributed mainly by Rizobacter and its distribution channel locally and abroad, taking advantage of their extensive distribution capabilities.

Synertech targets different geographies, at a global level, for product commercialization, including but not limited to major Latin American markets.

Pro Farm

Pro Farm products are commercialized in the United States, primarily through its internal sales force, focused on managing distributor relationships and creating grower demand for its products. Pro Farm has a dedicated team of employees who provide technical service support to both customers and sales representatives on the use of their products in IPM and crop production programs, both for conventional and organic growers. Pro Farm’s sales force covers all major regions in the United States, with an emphasis on high-value specialty crops (fruits, nuts and vegetables). Crop protection product lines are sold through leading agricultural distributors, such as Albaugh, Aligned Ag, Helena Chemical, Nutrien Ag, Simplot and Wilbur Ellis. These are the same distribution partners that most major agrichemical companies use for delivering solutions to growers across the country.

In addition, Pro Farm has two major business partners: the first, with Syngenta for distribution of biofungicide in Europe, the Middle East and Africa and the second with Corteva, which is a global partnership to distribute the UBP family of products. Products not covered by these two global partnerships will be marketed and sold by Rizobacter’s distribution channel in Latin America.

Third-Party Channels

We also rely on third-party channels for the commercialization of our proprietary technologies and licenses, either directly or through our joint venture companies, among participants in the biotech seed and agro-industrial market. We license such technologies to our joint venture partners and large companies active in the biotechnology and agro-industrial space, in each case for incorporation into nonproprietary products and subsequent sale to end-customers. Subsequent sales of any products incorporating our technology generate royalty income.

Third-party channels for commercialization and development of new soybean varieties across the Americas include TMG and GDM seeds.

Customers and Contracts

Below is a description of our principal customers and contracts across our main segments.

Seed and Integrated Products

In the year ended June 30, 2022, we sold our seed and integrated products to customers in Argentina, Uruguay, France, Italy, Austria, among other countries. Our top five customers in our seed and integrated products segment represented 13% of our total revenue in this segment for the twelve-month period ended June 30, 2022.

Crop Protection

In the year ended June 30, 2022, sales from our crop protection segment were made to customers in Argentina, Brazil, Paraguay, Uruguray, among others. Our top five customers in our crop protection segment represented 21% of our total revenue in this segment for the year ended June 30, 2022.

Crop Nutrition

In the year ended June 30, 2022, sales from our crop nutrition segment were made in Argentina, Brazil, Uruguay, Paraguay, Bolivia, United States, Canada, South Africa, as well as other international markets. Our top five customers in our crop nutrition segment represented 18% of our total revenue in this segment for the year ended June 30, 2022.

Pro Farm Group, Inc. sales for the year ended December 31, 2021 were made mostly in the United States and Europe and their top three distributors accounted for 48% of total revenues, when considering all segments and products.

Industry Overview

The Market Opportunity - Drivers of change

Demand for higher crop yields is seeing a dramatic increase due to global population growth, the trend towards urbanization, changing diets, and a decrease in agricultural land per capita

The question of how to eradicate global hunger—one of the Sustainable Development Goals—and feed the future world population is a major global societal challenge. While studies differ in the exact percentage, it is widely accepted that food production will need to increase by 35% to 56% by 2050. Historically, food production has been able to keep pace with population growth, largely disarming Malthusian fears. In fact, since the 1960s, global growth in agricultural production has outpaced population increases. However, despite this growth in food production, food security remains an issue in most parts of the world with 1 in 3 people globally without access to adequate food in 2020, according to the FAO. The drivers behind these food security outcomes are political and institutional (conflicts), bio-physical and environmental (climate variability and extremes) and economic (poverty and inequality).

The success in increasing food production has come at a high cost in terms of use of resources and inequalities. The challenge that the world faces today therefore is not whether we can grow more food but whether we can do it in a way that is sustainable, resilient and affordable.

There is increasing pressure to curb GHG emissions from agricultural production and to reduce the use of environmentally harmful chemicals

Agriculture is a significant contributor to climate change as well as one of the economic sectors most at risk from it. According to FAO’s latest estimates, world total agri-food system emissions in 2019, were 16.5 (Gt CO2 eq. yr-) corresponding to 31% of total anthropogenic emissions. Of the food system total, global emissions within the farm gate – from crop and livestock production processes including on-farm energy use – were 7.2 (13% of total emissions); emissions from land use change, due to deforestation and peatland degradation, were 3.5 (6% of total); and emissions from pre- and post- production processes – manufacturing of fertilizers, food processing, packaging, transport, retail, household consumption and food waste disposal – were 5.8 (11% of total emissions).

But agriculture is also the main industry that utilizes and relies upon valuable soil microorganisms, often referred to as the soil microbiome, that are instrumental to carbon from the atmosphere in significant amounts. Agriculture, particularly those agricultural practices that are biologically-based, play a key role in mitigating climate change.

The long-term conversion of grassland and forestland to cropland (and grazing lands) has resulted in historic losses of soil carbon worldwide but there is a major potential for increasing soil carbon through restoration of degraded soils and widespread adoption of soil conservation practices. Conservation tillage, organic production, cover cropping and crop rotations, practices that are central creation of Rizobacter over 40 years ago and to the now growing regenerative agriculture movement, can drastically increase the amount of carbon stored in soils. Using higher-yielding crops or varieties, or more climate resilient crops, and maximizing the yield potential of crops can also increase soil carbon.

Researchers at The Nature Conservancy (TNC) estimated that if implemented globally, soil conservation and soil-building activities could provide nearly 10% of the carbon reduction needed to avoid breaching the 2-degree barrier.

This is to be achieved while at the same time adapting to a changing climate that in many regions will lead to lower, not higher yields.

Crop yields are falling on existing farmland, due to climate change. The latest Intergovernmental Panel on Climate Change Report indicates with high confidence that “Climate change, including increases in frequency and intensity of extremes, has adversely impacted food security and terrestrial ecosystems, as well as contributed to the desertification and land degradation in many regions”. As global food demand continues to increase, climate change will have a negative impact on crop yields and nutritional value of the food produced, decreasing agricultural outputs.  Most studies agree that the impact of climate change on crop yields will be negative from the 2030’s onwards, and nearly half of those predict yield reductions greater than 10% beyond 2050.

Consequently, agriculture faces a double challenge: to improve the resilience of global food systems by adapting to climate change, while at the same time transitioning towards carbon neutrality to mitigate or reverse climate change. This challenge cannot be met by conventional farming alone. There is a pressing need for the “sustainable intensification” of global agriculture in which yields can be increased without any adverse environmental impact and without the cultivation of more land. Sustainable approaches that integrate climate adaptive biotechnology, the expanded use of biological products and the integration of new data, monitoring and precision agriculture tools are required.

Sustainability and Health as Trends in Consumer Behavior

Consumer attitudes and behavior are increasingly shifting towards more sustainable lifestyles, with the expectation that brands also “do good”. These preferences are redefining the entire food system all the way through to raw material origination.

New generations are more likely to consider sustainability outcomes in their consumption decisions. A 2021 Forbes report, “The State of Consumer Spending: Gen Z Shoppers Demand Sustainable Retail,” finds that 62% of Generation Z prefers to buy from sustainable brands, a similar percentage to Millennials. Additionally, 54% of Generation Z stated that they are willing to spend an incremental 10% or more on sustainable products, with 50% of Millennials reporting the same. This contrasts with 34% of Generation X and 23% of Baby Boomers. The trend indicates that the desire and willingness to spend on sustainability is increasing with each new generation.

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

Traceability of products from “farm to fork” is becoming an increasingly important factor for consumers. Whole chain traceability can reduce information asymmetry, rebuilding public confidence in the entire food chain while delivering quality, safe, and nutritious foods. A proposed US Food and Drug Administration (FDA) regulation would require participants in the food value chain to maintain end-to-end traceability records to be made available upon request during a food-borne outbreak or food recall investigation. The regulation would apply to categories that are estimated to account for approximately 20% to 30% of food consumed in the United States.

According to Forbes Magazine, technology investments in food traceability could reach an estimated $19 billion by 2023. These investments will create broad scale changes in the visibility and traceability of the food supply chain. Blockchain represents a key element to secure traceability from farm to fork, enabling highly secured records and digital transactions, and creating a secure and transparent system available to all parties within the supply chain. The global Blockchain in agriculture and food supply chain market was estimated at $118.3 million in 2021 and projected to grow at a CAGR 20.3% to reach $359.1 million by 2027.

Increasing ESG demands for Food Producers from Consumers, Investors and Regulators

Given the changes in consumer demands, the increasing adoption of strict regulatory policies that discourage the use of environmentally harmful products, and the rise in ESG investing, the food industry has made a concerted effort towards greater adoption of standards that address consumer preferences and the challenges of climate change, including greater ownership of the supply chain, climate change mitigating strategies, and a shift in portfolio mix toward healthy, sustainably grown foods. Companies are prioritizing ESG initiatives to attract employees, consumers, customers, and investors. These efforts are creating long-term financial opportunity and mitigating companies’ downside exposure to ESG risks.

In both the United States and Europe, ESG reporting is anticipated to become mandatory for both private and public companies in the near future. In March 2022, the SEC proposed new rules that would require public companies to provide detailed reporting of their climate-related risks, including GHG emissions levels and net-zero transition plans, in public disclosure filings. As part of this rule, companies would have to disclose audited Scope 1 and Scope 2 emissions, which are emissions that are directly associated with their operations. The rule would also require Scope 3 emissions disclosures if they are material, which include indirect upstream and downstream emissions along the company’s entire value chain.

Ratings agencies are already evaluating ESG risks and portfolio managers must adhere to stringent investment requirements or face greenwashing allegations and, potentially actual penalties, putting pressure on companies to report or not be invested in.  In May 2022, the SEC proposed that ESG-focused funds and publicly traded firms disclose more detailed information about their ESG strategies in fund prospectuses and annual reports.

Sustainability-Driven Solutions

The response to the challenges faced by agriculture and food production will come from additional technological innovation

A variety of promising technologies exist with the potential to substantially modify the way in which we produce food, manage scarce resources, mitigate climate change and ensure the safety of our food supply chains. These technologies include the advancement of biotech crops to improve resilience, the increased utilization of microorganisms in replacement of chemical inputs, adoption of soil preserving cropping techniques, and the use of technologies such as blockchain to provide traceability and enhance the safety of the entire food system, farm to fork. Bioceres Crop Solutions is at the forefront of this transformation of how we produce food, feed and fiber.

Biotech crops have been around for almost 25 years and planted on approximately 190 million hectares annually, according to ISAAA. The commercial adoption by farmers of transgenic crops has been one of the most rapid cases of technology diffusion in the history of agriculture. Historically, biotech traits have focused on herbicide tolerance and insect resistance. However, biotechnology can deliver much more - substantial agronomic, environmental, health, economic and social benefits, including increased productivity, conservation of biodiversity, improved nutrition, and mitigation of negative impacts of climate change. Our HB4 technology, which has now been approved in multiple countries for food and feed uses and for cultivation,  is the first in the world that confers climate resistance in soybeans and wheat by allowing these crops to tolerate drought and soil salinity conditions that are a significant threat to the world’s food supply.

According to ISAAA’s last report, corn and soybeans represented most of the seed biotechnology market in 2019, making up approximately 80% of the global biotech seed market. The United States, Brazil and Argentina were the top planters of biotech seeds, with approximately 150 million hectares under production of biotech crops. As of 2019, the adoption of GM varieties is over 74% for soybean, over 31% for corn and over 79% for cotton.

Until HB4 Wheat’s approval in Argentina, wheat historically has been an orphan crop in the sphere of biotechnology, despite being planted in 200 million hectares globally, the largest of any crop. Argentina is Latin America’s largest wheat producer, accounting for approximately 70% of wheat produced in the region. Today, drought tolerant HB4 Wheat is the only genetically modified wheat to be approved and on a commercial path to market anywhere in the world, which represents a major milestone in wheat’s global value chain.

Biological agricultural products, or biologicals, include bioprotection products, biofertilizers (bionutrition) and biostimulants, and occupy a unique space in agriculture as technologies that offer proven economic and environmental benefits to the consumer, the grower and the distributor. For consumers, biologicals are part of the trend toward accessible, affordable, high-quality food produced in an environmentally sustainable manner. For growers and distributors, biologicals offer alternative solutions that not only enhance crop quality but also protect natural resources and reduce carbon footprint.

Once considered a niche market, biologicals are currently the fastest-growing segment in the agricultural input market with double-digit growth industrywide, as compared with low-single-digit growth for conventional crop protection products. The market opportunity for agricultural biologicals, estimated to be more than $12.9 billion for 2022, still only represents approximately 10% of the total crop protection market for the same year, according to prominent market research firms MarketandMarkets and Phillips McDougal. We see this in every sub-segment of the agriculture industry, with rates of farmer adoption that in some cases are five times those of conventional chemicals.

The main drivers for this strong growth performance are: regulatory policies that either encourage the adoption of bio-based products or restrict the use of chemical products; the need for products that improve soil health and nutrient utilization, yield and crop quality; insects, plant disease and weed resistance towards chemical products; need for greater convenience and flexibility in growing practices; and a need for greater R&D and innovation to meet the ever increasing food security demands and environmental regulations.

To meet these objectives, an increasing number of growers are implementing integrated pest management (IPM) programs. Growers use IPM to produce crops by the most economical means, and with the lowest possible risk to people, property, and the environment. Biological agricultural products and crop cultivating techniques such as crop rotation and low-or-no tillage are among the most commonly used IPM practices. Adoption of biologically based crop inputs are increasingly becoming a central component of the IPM toolbox for farmers. There is growing recognition that IPM, particularly biologically-based IPM, is an important ecosystem service that contributes to climate mitigation and biodiversity—a critical ecosystem service provided by agriculture. Recent disruptions in supply chains that significantly impacted grower access to commonly used synthetic crop inputs have resulted in new interest in integrating biologicals into existing IPM strategies that often relied solely on chemical inputs.

Our Product Portfolio Promotes Climate-Smart Outcomes

Our vast range of products not only help farmers and food companies meet growing demands for more sustainable agricultural practices, but they also preserve, and oftentimes help restore or improve the natural environment for future generations by promoting soil and soil microbiome health, enhancing on-farm carbon sequestration, safeguarding biodiversity, ensuring farmworker safety and optimizing the use of increasingly distressed and diminishing natural resources.

We develop science-driven solutions that promote climate-smart outcomes:

●	Enhance sequestration of GHGs in agriculture by promoting crop health and yields with effective environmentally beneficial crop protection tools, such as Rizonema, Rizoderma and MBI-306, and with microbial seed inoculants that enhance plant sustaining atmospheric nitrogen fixation, while also reducing the use rates of synthetic fertilizers – all of which reduce the negative impacts associated with runoff or soil leaching of persistent chemical compounds.
●	Fortify crops against adverse weather conditions associated with climate change such as severe drought and extreme heat via the adoption of our HB4-traited drought tolerant crops and biologically-based seed treatment packages that help plants better weather yield- and quality-robbing environmental stresses.
●	Promote efficient resource use with products such as Microstar PZ, a low application rate microbeaded starter fertilizer that provides newly planted seeds necessary nutrients, like nitrogen, phosphorus, sulphur and zinc, precisely at the time of planting. Microstar PZ’s novel microbeaded formuation enhances nutrient uptake efficiency at a critical point in a crops growth cycle that reduces the need for additional fertilizer applications later in the crop growth cycle—which also reduces negative air and water quality issues associated with traditional fertilizers.

The HB4 Program: Bioceres’ systemic approach to empower growers and consumers alike

Bioceres is rolling out technology which significantly increases yields under drought conditions and positively impacts the environment through more efficient use of water resources and the reduction of GHG emissions.

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

Biotech traits like HB4 can only be launched after a time-consuming breeding process to develop varieties that combine the technology with locally adapted, elite germplasm. We have been developing varieties that specifically target areas identified for maximum trait performance. We have developed a prediction model based on HB4 field data to predict performance in all crop growing areas. This model considers historical yield data in each specific geographic area within each of key targeted countries and predicts the incremental yield of the HB4 technology.

Our key markets for HB4 Wheat in the Southern Cone comprise approximately eight million hectares of wheat planted per year, including Argentina, Latin America’s largest wheat producer, and the world’s first country to adopt HB4 drought tolerance technology, and Brazil. For HB4 Soy, Argentina, Brazil and the United States, represent roughly 80% of the world’s total soybean acreage.

In order to estimate the size of opportunity, we obtained the official wheat and soybean production statistics in each of the aforementioned countries between 2015 and 2019/2020. We used the average yield data to estimate the yield benefit that HB4 could have produced. We then used the average price of soybean and wheat for the ten-year period to calculate the expected monetary benefit.

Subject to the conventional non-binary biotechnology solutions pricing scheme, where 75% of the value creation remains on-farm and 25% goes off-farm, the maximizing of the price times quantity equation will define the supply and demand equilibrium for the technology. We expect the target area to find higher correlation in the more drought prone areas, highlighted in darker blue in the heat maps below.

1 Analysis comprises average historical HB4 yield improvement by county, for each country, and the average commodity prices for the corresponding years

2 Defined by HB4 tech fee

3 Total Market defined as total planted hectares (ha) in US, Brazil and Argentina. US: 35M Soy planted ha (average 2015-2020, United States Department of Agriculture USDA). Brazil: 35M Soy and 2M Wheat planted ha (average 2016-2020, Brazilian Institute of Geography and Statistics IBGE). Argentina: 18M Soy and 6M Wheat planted ha (average 2015-2019, Ministry of Agroindustry of Argentina)

At the time of filing, HB4 Soy is approved for cultivation and commercialization in the United States, Canada, Brazil, Argentina, and Paraguay, together representing over 90% of the global soybean trade. In April 2022, China’s Ministry of Agriculture communicated its decision to approve HB4 soybeans for import and for food and feed uses. After the end of 2022 fiscal year, HB4 soy was also approved for food and feed uses in South Africa. The commercialization of HB4 soybeans for cultivation in Argentina, was cleared once China’s approval for food and feed uses was obtained. Regulatory submissions of HB4 soybeans are currently under review in Bolivia, Uruguay, the E.U., Malaysia, Indonesia and India.

HB4 wheat received approval for growth and consumption from Argentina’s Ministry of Agriculture in 2020, contingent upon receipt of import approval in Brazil, a country that purchases more than 85% of its wheat from Argentina. Brazil approved HB4 wheat flour for animal and human consumption in November 2021, effectively clearing the way for cultivation and commercialization in Argentina. Argentina is Latin America’s largest wheat producer and the first country in the world to adopt HB4 drought tolerance technology for full commercialization. Additional key food and feed approvals that were obtained in 2022 include Colombia (February 2022), Australia and New Zealand (May 2022), the United States (June 2022), Nigeria (July 2022), and South Africa (September 2022). Submissions for approval for food and feed uses also have been initiated in Uruguay, Paraguay, Chile, Indonesia, and for production in the United States. After the close of the 2022 fiscal year, we have added a submission for food and feed and production approval in Bolivia.

In addition to our ongoing Argentine breeding efforts, recent collaborations on HB4 Soy with Grupo Don Mario (GDM), a leader in soybean genetics, have expanded these efforts to North America, developing drought tolerant seeds that target approximately 10 million hectares highly prone to water deficits. The North America agreement with GDM is a joint product development and commercialization program, focusing on maturity groups II, and below. This agreement complements on-going collaboration efforts with TMG, one of Brazil’s leading soybean germplasm providers servicing all of Latin America, for maturity groups VI and above which, together with Bioceres’ on-going programs, provide the full scope of maturities utilized for soy production around the globe.

To multiply HB4 material, Bioceres initiated a program, “Generación HB4”, with selected growers. In addition to multiplying seed quantities, the program is designed to further evaluate product performance, determine product positioning, and conduct field days to showcase the HB4 technology to different stakeholders in the agriculture value chain.

Through the HB4 Program, producers grow HB4 seeds under an identity preserved model, following environmentally friendly farming practices that include crop rotation, no till, and the use of carbon footprint minimizing inputs. Bioceres contributes the HB4 seeds as well as additional inputs from our current portfolio, including micro-beaded fertilizers that reduce by one quarter the use of conventional fertilizers, nitrogen fixing inoculants that act as biological fertilizers and high-tech adjuvants that reduce the need for agro-chemicals. In addition to mitigating production losses during drought periods, HB4 technology also facilitates double cropping, which seasonally rotates soy and wheat, an environmentally friendly farming system that is otherwise limited by water availability. When combined with soil regenerative practices, such as no-till farming, a double cropping system made possible by HB4 seeds captures more carbon than conventional growing practices. Substantially higher crop yields with HB4 also reduce the need to expand agriculture’s  land use footprint, which often entails deforestation, while aiding the rehabilitation of fragile agricultural land back to its historically productive status.

Digital β-platform

The HB4 Program employs robust, closed growing systems that are combined with a high level of traceability via state-of-the-art digital farming technologies and strong stewardship to ensure environmentally friendly farming practices. Growers participating in this program have access to satellite-based crop imageing, weather monitoring and crop scouting digital application platforms. The purpose of these platforms, particularly the crop imageing application, is to provide a tool to keep track of performance differences between fields planted under the HB4 program protocols versus a control group of neighboring fields that are grown under typical commercial protocols that do not include the HB4 technology package. These platforms facilitate the recording of field activities and equipment data integration and help refine our products’ positioning based on field performance. The use of digital platforms will also allow us to provide traceability of HB4 crops for an identity-preserved production system, from farm to fork.

Comprehensive crop traceability is considered a fundamental value and customer service by Bioceres. For this reason, we consider it transversally in all the products and stages of our processes, and in the customer experience, making use of different integrated technologies to be able to speak of comprehensive traceability. The HB4 Program, by integrating multiple cutting-edge components, allows farmers to experience the benefits of using the latest technologies available in agriculture. Bioceres is integrating the crop monitoring and inventory surveillance tools used in the HB4 program, including a network of sensors, into our own native proprietary platform on blockchain. We are also analyzing a suite of possible complementary services and products like silobag lances, environmental sensors, weather stations, cross selling of satellite internet to the HB4 Program. This would allow (i) growers to track productivity and environmental KPIs for real time decision making, (ii) provide consumers with full visibility on low-carbon footprint farming practices and grain processing, and (iii) Bioceres to better, and more transparently, assess the value proposition of its products and services and to strategically improve and expand its portfolio to meet important grower, market and consumer needs.

Operational Indicators

The identity-preserved production system requires having contracts with growers committed to maintaining the identity of the crop under a full seed production offtake agreement. Under these agreements, Bioceres contributes HB4 integrated seeds and other goods to growers for a pre-agreed price (based on prevailing market prices), which are later deducted from the service fees paid to growers at the time of harvest for the seed multiplication services they have provided to Bioceres. The grain produced by HB4 Program participants then enter a grading and selection process, where grain that meets specific quality standards is saved as seed inventory for the next growing season and the rest of the grain is sold as commodity dry products (grain). Our program includes a contract with processors who agree to process the qualifying grain and channel it to a selected market. Managing the production system logistics as well as the contractual requirements with farmers, processors and seed treatment plants requires a dedicated team at Bioceres. In the fiscal year ended June 30, 2022, we reported HB4 Wheat revenues for a total of $12.4 million, with the HB4 program kept at a steady state with approximately 50,000 hectares and with initial sales to conventional channel participants such as multipliers and distributors. Our ramp-up of HB4 drought-tolerant soybean varieties remain on track during the fiscal year, with approximately 23,000 hectares harvested in the Southern Cone. From a financial perspective, fiscal 2022 revenues and contributed goods totaled $14.4 million, representing a 74% increase compared to the year-ago period.

The program sets a clear opportunity for Bioceres to further maximize HB4 value creation by creating a transparent, validated identity preservation system that adds value, to our grower customers, grain processors and handlers and food companies as they meet end consumer preferences for more sustainably grown food.

Trends and Performance by Segment

Bioceres has a top tier complementary portfolio addressing a global market of more than $110 billion by 2027.

Crop Protection: Adjuvants

According to MarketsandMarkets, the global agricultural adjuvants market size is estimated to be valued at $3.7 billion in 2022 and is projected to reach $4.7 billion by 2027, recording a CAGR of 5.2% during the forecast period. The increasing need for green adjuvants, improving efficiency, and effectiveness of agrochemicals are some of the factors driving the growth of this market. Growth in this market can also be attributed to the increasing government initiatives to promote eco-friendly agricultural products. By crop type, the cereals and grains segment are projected to be the fastest-growing segment in the agricultural adjuvants market during the forecast period. The herbicides segment is estimated to witness the fastest growth in the agricultural adjuvants market, in terms of value.

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

The Brazilian market is projected to witness strong adjuvant growth during the projected period, due to the growing crop protection chemicals market along with the strong adoption trend of improved technologies in cultivation crops. North America, followed by Europe, are the largest markets for agricultural adjuvants at present, and they are expected to account for a significant proportion of the global market in the future. The government policies adopted by the European countries toward sustainable agricultural practices support the consumption of adjuvants, which is a key factor driving the growth in the region.

Crop Protection: Biological products

The global biocontrol market is estimated to be valued at $ 6.6 billion in 2022. It is projected to reach $13.7 billion by 2027, recording a CAGR of 15.8% during the forecast period. As a result of the Pro Farm Merger, we have greatly expanded our wide portfolio and pipeline of biological products – with foliar, soil and seed applications - that protect both row and horizontal crops against a broad range of pests.

The increasing demand for biological products can be attributed to the rise in sustainable organic farming practices and more biologically based integrated pest management strategies, as well as the need to address pest resistance, and novel invasive species. In recent years, supply chain disruptions that have restricted the availability of synthetic chemistries and fertilizers has spurred greater grower interest in and adoption of biological products, particularly microbial-based products. change has a considerable global impact on agricultural productivity and crop susceptibility to pests, making crops more vulnerable to various diseases and abiotic stresses, which significantly reduce crop yields. All of these factors have increased farmers adoption of biologically based and sustainable crop protection solutions, driving up market demand for biocontrol products.

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

According to a study by Fortune Business Insights, the global market for “specialty fertilizers” (those that have some characteristic that distinguishes them from commodities) is expected to reach $39.4 billion by 2027, growing at a CAGR of 6.8% between 2020 and 2027. Demand for specialty fertilizers has been increasing as an effective alternative to conventional fertilizers, due to their lower impact on the environment.

Crop Nutrition: Biofertilizers

The biofertilizers market was valued at $2.6 billion in 2021 and is expected to reach $4.5 billion by 2026, growing at a CAGR of 11.9% during the forecast period. These novel crop nutrition products encourage better uptake of vital nutrients that allow the plant to withstand stresses and increase output. The acquisition of Pro Farm, with its large portfolio of biofertilizers and growing customer based, has allowed us to expand our product offerings in this rapidly expanding market. With our existing leading position in the inoculant business - Bioceres is well positioned to play a leading role in developing a innovative portfolio of products that combine microbial seed inoculants with biofertilizers.

The nitrogen-fixing seed inoculants market is projected to have a significant increase over the next five years. According to a study by Fortune Business Insights, the inoculants market is projected to grow from $957 million in 2020 to $1,949 million in 2027. In South America, countries like Brazil and Argentina are projected to continue to offer high-growth prospects for seed inoculants use in coming years given  their leadership position in global soybean production., Currently, the adoption of seed inoculants is very low in other major markets such as India and China, but interest in these products is growing on a global scale and we expect Bioceres to be a major player in developing these markets – particularly under the auspices of our recently signed global collaboration with Syngenta.

Decades of cultivation practices using synthetic pesticides and fertilizers have led to a significant negative impact on groundwater reserves and on soil health and fertility – ultimately harming crop productivity. These factors have led to the increase in the adoption of sustainable farming. This movement is still in early stages, but the number of product approvals and investment in bio-ingredients is growing rapidly to support this transformation and is expected to lead to intense market competition in the future. Among biological products, biofertilizers and biostimulants are gaining significant traction as they enhance the phosphorus and zinc absorption properties of plants as well as their resistance to pathogen attacks.

Crop Nutrition: Biostimulants

Biostimulants, which are now the most rapidly expanding category of agricultural inputs, are substances, microorganisms, or mixtures thereof, that, when applied to seeds, plants, the rizosphere, soil or other growth media, act to support a plant´s natural processes independently of the products nutrient content, including improving nutrient availability, uptake or use efficiency, tolerance to abiotic stress and consequent growth development, quality, or yield

The biostimulants market size was valued at $3.2 billion in 2021 and is projected to grow at a CAGR of 12.1% to reach $5.6 billion by 2026. Growth in this market is mainly attributed to the increasing impact of climate change, soil degradation and abiotic stress to crops globally. With the combined portfolios, pipelines, proprietary microbial collection and R&D capacity of Bioceres, Rizobacter and Pro Farm, we are well positioned to be a significant developer in this market segment

Seed and Integrated Products:  Biotech traits

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

The global seed market size is estimated to account for a value of $63.0 billion in 2021 and is projected to reach US$83 billion by 2027, growing at a CAGR of 6.4%. Genetically modified seed market is estimated to account for the largest share in the seeds market. The global genetically modified seeds market size was estimated at $30.1 billion in the year 2021, and is projected to reach $45.0 billion by 2027, growing at a CAGR of 7.1%. This increase in the market size of GM seeds underlines the increasing significance and need for agricultural biotechnology.

Competition

The market for agricultural biotechnology products is characterized by intense commercial and technological change and we face significant direct and indirect competition in each of our business segments.

The crop productivity sector is highly competitive and includes large companies, such as Bayer, BASF, Corteva, Syngenta AG, UPL, FMC and Sumitomo Corporation. In order to provide customers with the most advanced products, companies in the crop productivity sector must continuously invest substantial resources in the research and development and marketing efforts of biotech products. Other companies, including bio-specialized biopesticide businesses such as Certis Biologicals, Novozymes and Valent Biosciences may prove to be significant competitors in the biological pest management and plant health market.

Rizobacter remains a leader in the Argentine adjuvants market with 29% of market share, differentiating itself in a competitive market by introducing new, quality products year after year. The Brazilian market is an attractive market for adjuvants, given the growth in the chemical crop protection market and the strong adoption of improved technologies for crops. Rizobacter captured this opportunity through a B2B and channel coverage strategy followed during the last years. North America, followed by Europe, are the largest markets for agricultural adjuvants at present, and they are expected to account for a significant proportion of the market for Rizobacter in coming years.

Rizobacter is the global leader in the inoculant market with a 23% estimated market share, followed by other key competitors including Novozymes and Becker Underwood, among others.

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

Within the fertilizer market in Argentina, Rizobacter’s focus is the phosphorous market. In this market, Rizobacter participates with a specialty product that is used at substantially lower doses than competitor’s products, with a competitive advantage in terms of storage and logistics. In Argentina, we are leaders in this niche followed by Recuperar, FYO, Red Surcos, among others. In Brazil, farmers are overcoming cultural barriers to adopt new technologies, particularly considering the logistics and storage advantages of our micro beaded fertilizers, for a country with large geographic extensions. We also expect a potential synergy with biological products and new integrated launches in the Brazilian market.

The market for bionutrition and crop health products is very fragmented and diverse, as it has lower regulatory barriers when compared with crop protection products, and includes larger players like Valagro (acquired by Syngenta Crop Protection), UPL and Acadian Seaplants.

Competition in the seed and integrated products sector extends to each of the components that we provide for our integrated products. We face competition for our biotech traits from different companies. Companies such as Bayer, BASF, Corteva and Syngenta own packages of traits that focus on herbicide tolerance, which could indirectly compete with the components of HB4. Other companies such as Evogene Ltd., INARI and DBNBC also engage in trait discovery and licensing technology to customers. Genome Editing is another area that is showing a significant increase in the number of companies and may develop competition to our trait packages. The are several companies offering services for editing and R&D collaborations, however, though promising, there are no large-scale technologies commercially available and the regulatory scenario for Europe is still unclear and limiting the development on this space.

We also face competition for our proprietary germplasm from other germplasm companies, that are only focused on developing proprietary germplasm in open platforms. In soybeans, the South American market is dominated by local companies such as Grupo Don Mario (GDM) in Argentina and Brazil and TMG in Brazil, though several others have market share in specific regions. Stine seeds, a dominant company in the United States is setting bases to commercialize soybeans in Latin America. These companies, despite being competitors on the germplasm space, offer great opportunity to collaborate and eventually act as licensor to our Traits. In wheat, traditional European companies such as Limagrain, KWS and RAGT compete in South and North America along with the previously mentioned local players. The traditional multinational companies that develop biotech traits complete the landscape of competitors.

We believe that the key competitive drivers in the crop productivity industry are proven performance, customer support and value of the product, which encompass the price of the seed as well as pre- and post-sale support to secure overall customer satisfaction. We believe that our long track record as a technology provider, our strong relationships with growers, and our reputation for using advanced science and technology in the development of innovative products provide us with a strategic advantage in the markets in which we compete. As a result of the integrated and specialized products and services we offer, our principal competitors are, in many instances, some of our third-party collaborators, joint venture partners and clients. We believe that in order to stay competitive and maintain our leadership position we must continue to offer access to market-ready platforms to our third-party collaborators, joint venture partners and clients in order to achieve R&D goals in mutually beneficial ways.

More specifically, in the biologicals space, we need to demonstrate the advantages of our products over these more established products and to compete against manufacturers of conventional chemical pesticides and chemical fertilizers. We believe that we are well positioned to serve all major agriculture input categories with low environmental impact, highly efficient solutions.

Competitive Strengths

Our diversified platform generates revenues through multiple technologies, customers, distribution channels and end-markets, providing us with a profitable growth trajectory. Our key competitive strengths include:

Premier Agricultural Solutions Provider with Flagship Position in Latin America

As the first non-governmental Latin America-based entity with an approved biotech event in a major global crop, we consider ourselves to be the pioneer in the agriculture biotechnology industry in Latin America. Moreover, Group PLC is the first company in the world to develop a drought tolerance technology for soybean and wheat cropping systems. A combined experience of 45 years has allowed us to become and maintain our position, not only as a reference entity for governmental agencies and policymakers, but also as a leading choice for partnerships with global agriculture conglomerates. We are a founding member of the Argentine Chamber of Biotechnology and one of a small number of companies selected to collaborate with the Argentine Department of Science, Technology and Productive Innovation in the design of research grants aimed at our sector. Federico Trucco, our Chief Executive Officer, is currently the President of the Argentine Chamber of Biotechnology. We are a frequent and leading participant in all major forums dedicated to our industry and a prominent representative of our sector.

Proven Platform with a Successful Track-Record in Sourcing, Developing and Commercializing Key Biotechnologies

With our combined 45 years of experience, we and our subsidiaries have created our proprietary platform for sourcing, validating, developing and bringing key technologies and products to market.

We source our technologies and products through various partnerships, collaborations and long-standing relationships with research institutions and scientists. Our Research and Development pipeline is focused mainly on developing biological products that improve crop performance while reducing adverse environmental impact. With more than 80 ongoing projects, we develop biotechnology traits, biofungicides, bio-stimulants, inoculants, soybean and wheat varieties and improve the efficiency of adjuvants and microgranulated fertilizers by combining them with biological inputs. Our Integrated Seed projects develop integrated products for soybean and wheat that comprise several technologies and are targeted to specific geographic regions. During the technology sourcing process, Group PLC designs and develops an efficient open architecture model that allows the scientific community (public institutions, other companies, entrepreneurs, etc.) to actively and productively interact with it. As of June 2022, our ecosystem had more than 45 collaborations and joint initiatives with various players on a global scale. Our collaboration network includes projects with both public institutions at national and international levels as well as with other companies in the private sector. Two of our most valuable products (HB4 and Rizoderma) were incubated through such collaborations.

We have also entered into various collaborative product development and distribution agreements, including with: (a) Corteva, for the development of new seed traits in soybeans; (b) Momentive, for adjuvants; (c) Syngenta, for new biological seed treatments; and (d) Valent BioSciences, for microbials in the United States.

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

We believe that we have created a highly competitive and capital efficient, independent platform for developing such products and technologies. We consider Group PLC, through Bioceres S.A., to be the premier partner for advanced validation of promising research leads developed by research institutions in Argentina, most of which do not have the necessary capabilities for this purpose.

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

We followed this same concept when we acquired Pro Farm, which we believe has a cost-effective R&D platform that we expect will allow to take new bio-pesticides to the market at less than 5% of what it costs to develop a crop protection chemical, and to do so in one-third of the time or less.

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

We believe that our patent and trademark portfolio for plant-related biologicals is among the most competitive in South America. As of June 30, 2022, we have identified and sought patent protection in our capacity as either title holder or licensee, or as exclusive or non-exclusive licensee, to 257 patents or patent applications. In some instances, our licenses are limited in terms of duration, geography and/or field of use. We usually seek patent protection in the largest global markets for our products and technologies, including, the United States, Brazil, Argentina, China, India, Mexico, Australia and certain other European and South American countries.

We have registrations in Argentina for 16 wheat, 15 soybean, and two sunflower varieties and we are also seeking registration for an additional 51 soybean varieties, 5 wheat varieties and one pea variety at the RNC. Our subsidiary Rizobacter has 396 trademarks and applications in Argentina and 668 trademarks and applications globally.

As a result of the closing of the Pro Farm Merger, we acquired 343 patents and patent applications covering its patent portfolio and pipeline of discoveries. Pro Farm also holds 294 trademark registrations and applications globally.

We also have a robust and innovative portfolio of products and technologies for all stages of crop development. Many of these technologies are at or close to the commercialization phase, such as HB4 Soy and HB4 Wheat. This year we launched new formulations with improved characteristics for soybean; (i) a new formulation for our biofungicide Rizoderma, and (ii) a new version of Rizofos biostimulant for seed treatment and in-furrow application.

Unique Position in Biologicals Solutions for Agriculture

The merger with Pro Farm Group combines our expertise in bionutrition and seed care products with Pro Farm’s leadership in the development of biological crop protection and plant health solutions, creating a unique opportunity for us with a leading position in the development and commercialization of products that support regenerative agriculture, one of the most dynamic segments of agriculture. We believe we are well-positioned to serve all major agriculture input categories, conventional, organic and regenerative, with low environmental impact solutions and with our now large commercial footprint in the Americas and Europe.

Unique Ownership by Key Industry Influencers Leading to Early and Broad Adoption of Technologies and Products

As of June 30, 2022, the ownership structure of Group PLC and Bioceres S.A. are composed of more than 400 shareholders, including some of the largest farm operators, processors, distributors and commercial participants in the Latin American agricultural sector. Group PLC’s and Bioceres S.A.’s shareholder structure also include founding members of AAPRESID and leading members of AACREA – early adopters and leaders in the sustainable agriculture movement. These unique relationships not only allow us to quickly bring our products to market and integrate our technologies into the broad market by creating a proprietary distribution and commercialization channel, but also provide us with a highly desired early-stage testing platform that allows us to receive direct market feedback in the testing process in order to vet and facilitate faster market penetration.

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

Scale-Up Production of Rizobacter and Pro Farm Products to Accelerate Penetration in Crop Nutrition and Protection Markets

We have invested significant capital in the future development of specialty fertilizers and operate a micro-beaded fertilizer facility in Pergamino, Argentina. The facility began operations in January 2017 and increasingly supplies high-demand specialty fertilizers in Argentina and neighboring countries. At fiscal year-end 2022, installed capacity utilization of our micro-beaded fertilizer plant increased to 75% from 40% last year. With a focus on profitability, the Company is proceeding with discipline while calibrating the commercial strategy to widen market acceptance of this technical product.

We have a well invested asset base in Brazil, which includes an adjuvant production facility to sustain the execution of our international expansion plan, in addition to product registrations in place.

With the acquisition of Pro Farm we incorporated two packaging and manufacturing facilities, one in Bangor, Michigan, and the other a third-party manufacturer in Vyborg, Russia, in which we hold a minority ownership interest. In respect of our Bangor plant, we have made investments which aim to increase production capacity and reduce production costs.

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

Expand our International Business by Accelerating Registration and Sales of Products Through Multiple Subsidiaries

We are a global leader in the biological market for agriculture inputs and have used this position to establish subsidiaries in Brazil, Paraguay, Bolivia, Uruguay, the United States, South Africa, Colombia and France. We believe we can use our international footprint and sales force to continue to define our key brands by bringing our broader portfolio of crop productivity solutions to these markets, leveraged with our recent Pro Farm acquisition, which provides us with new commercial channels in the United States and Europe. We expect international growth to be driven initially by continued growth in our biological business, as well as by incorporating high-value adjuvants and crop nutrition solutions.

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

Our licensed patents for the HB4 family expire in 2039 and 2040, respectively, for the Coxc5-1 family in 2025 and for the HB10 family in 2026. We are the exclusive sublicensees and non-exclusive licensees of the following patents: rGRF3 technology patents which expire in 2033; NUE technology patents which expire in 2026; WUE technology patents which expire in 2030; herbicide resistant patents which expire in 2028; LXR®, a delayed senescence technology which expires in 2028; ZFP® technology, which expires in 2033; RS (Hexapolid and Tetraploid) technology which expires in 2032; RG (Reduced gluten) technology which expires in 2036; OX technology which expires in 2037; PlantArcBio technology which expires in 2042; and UHC technology ultra-highly concentrated bacterial liquid soybean inoculant technology, which expires in 2040.

In 2003, Bioceres S.A. entered into an Hahb 4 research and development agreement with CONICET and the National University of the Litoral, under which they became equal owners of the patents derived from their research activity in Hahb 4 gene, which we refer to as the 2003 Hahb 4 patents. Under this agreement, subsequently amended in 2010, Bioceres S.A. financed the Hahb 4 research activities performed by CONICET and the National University of the Litoral in exchange for an exclusive license to commercially exploit their rights in the 2003 Hahb 4 patents. Other than the commercialization of a promoter element used in connection with our HB4 modified gene trait, we do not expect to commercialize the Hahb 4 technology or 2003 Hahb 4 patents. The Hahb 4 promoter element can be used to initiate expression of the modified HB4 gene.

In 2012, Bioceres S.A. entered into a separate agreement with CONICET and the National University of the Litoral for the ownership and licensing rights of additional patents for development of our modified HB4 gene trait, which we refer to as the 2012 HB4 patents. Pursuant to this agreement that was subsequently amended in 2020, Bioceres S.A. owns 40% of the 2012 HB4 patents, and CONICET and the National University of the Litoral each own 30%. In addition, CONICET and the National University of the Litoral granted Group PLC through Bioceres S.A. an exclusive license to commercially exploit their respective rights in the 2012 HB4 patents. The license related to additional patents under the 2012 agreement will remain in force until the expiration of the last 2012 HB4 patent in 2033, unless terminated earlier in accordance with the terms of the agreement.

During 2019 and 2020, Group PLC filed patent applications covering the HB4 soy event which expires in 2039 and the HB4 wheat event which expires in 2040, respectively, within the main countries where we will launch our products once regulatory approvals are received.

The main countries in which we seek patent protection are in the United States, Canada, Brazil, Argentina, Bolivia, Paraguay, Uruguay, Mexico, South Africa, Australia, India, China, Ukraine, Russia and certain other countries in Europe.

As of the date of this report, we, in our capacity as sublicensee (either as exclusive or non-exclusive licensee), have 257 patents and patent applications concerning technologies such as improved yield, drought tolerance, increased performance in high saline environments, NUE and WUE technologies and herbicide resistance, Intacta technology, ZFP®, RS, RG and OX technologies, PlantArcBio and UHC technology for use in our products. In some instances, our sublicenses are limited in terms of duration, geography and/or field of use.

As a result of the Pro Farm Merger, Bioceres acquired 343 patents and patent applications covering the flagship products such as Regalia, Grandevo, Venerate, Emergen, Majestene, Stargus, Zelto, Pacesetter, Zequanox, Ennoble and legacy Pro Farm’s large portfolio of UBP bionutrient products.

We seek additional protection of our seed and germplasm intellectual property through PVP certificates, which preserve a variety owner’s exclusive rights to sell, reproduce, import, and export a plant variety and our seed. The duration of PVP protection varies among jurisdictions and is 20 years from the time of issue in the United States and 20 and 15 years from the time of issue in Argentina and Brazil, respectively. As of the date of this report, we do not have PVP certificates in the United States. In addition, in Argentina, we have received, as owner and/or as licensee, registrations with the RNC (Registro Nacional de Cultivares) for 16 wheat varieties, 15 soybean varieties and two sunflower varieties, all of which are authorized for our marketing in Argentina. We are currently seeking registration for 51 soybean varieties, 5 wheat varieties and one pea variety at the RNC. We have also received, as owner and/or as licensee registrations with the RNPC (Registro Nacional de la Propiedad de Cultivares) for 11 soybean varieties and we are seeking registration for 70 soybean varieties, 5 wheat varieties and one pea variety at the RNPC. We have also received the registration for 12 soybean varieties and 6 wheat varieties in Uruguay, one soybean variety in South Africa, two soybean varieties in Paraguay and two soybean varieties in Bolivia. We are currently seeking registration for four soybean varieties in South Africa.

We seek to protect our non-patent intellectual property, such as know-how and regulatory data, through contracts and confidentiality agreements. Know-how generated by the activities of our companies is protected by specific services agreements or employment agreements. Employment agreements include undertakings regarding confidentiality and assignment of inventions and discoveries. Our regulatory data is protected by standard confidentiality and data protection mechanisms. We have 31 trademarks and 80 trademark applications in Argentina, Brazil, the United States and Uruguay, including Bioceres Semillas,  Biosem, BIOX, Bioceres Crop Solutions, Trigall Genetics, HB4, ECOSOJA and ECOTRIGO. Rizobacter has 396 trademarks and applications in Argentina and 668 trademarks and applications abroad, in Brazil, China, the United States, Uruguay, Turkey, Pakistan, Paraguay, Peru, Mexico, Colombia, Chile, Canada, Bolivia, South Africa, India and the EU. These include RIZOBACTER, RIZOSTAR, RIZOOIL and SIGNUM, which is a single-component bio-inducer for soybeans that maximizes their ability to generate nitrogen, RIZOSPRAY Extremo, which is a last generation adjuvant that enhances the effects of the active ingredients to be sprayed on crops, RIZOFOS, which increases the availability of phosphorus in soil and acts favorably on root development, RIZOLIQTop, which is a bacterial inoculant that boosts metabolic and physiological performance of bacteria, RIZOPACK, which includes integrated products that deliver a combination of seed therapies and/or bacterial protectants, and RIZODERMA, a Trichoderma harzianum based fungicide. As of the date of the acquisition of Pro Farm we have 294 trademarks and applications in United States and abroad including Regalia, Grandevo, Venerate, Emergen, Majestene, Stargus, Zelto, Pacesetter, Zequanox, Ennoble and legacy Pro Farm’s UBP bionutrient products portfolio.

We will continue to file and prosecute patent, PVP certificate and trademark applications in the United States and foreign jurisdictions, as well as maintain trade secrets as is consistent with our business plan, in an ongoing effort to protect our intellectual property.

Government Regulation

We are subject to agriculture, health and the environmental regulations in the countries in which we operate or in countries where final products containing our technologies (e.g grains containing biotech traits) will be consumed. We must obtain and comply with various permits and licenses from government authorities and municipalities in the jurisdictions in which we operate before we can test and ultimately commercialize our products/technologies. The laws and regulations we are subject to will continue to evolve as there are advances in biotechnology and our other businesses. On the regulations related exclusively to genetically modified organism, we continue to conduct field tests under special permits in countries where our technologies are still not fully approved. In Brazil, CTNBio, the local regulatory agency for GMOs, issued the necessary permits to conduct field experiments with wheat containing the HB4 technology in order to fulfill with the requirements to submit the regulatory dossier for cultivation approval and also allow the development of varieties adapted to the country. Moreover, CTNBio approved the consumption of flour derived from HB4 wheat, allowing Brazil to import HB4 flour from Argentina. This approval cleared the previous restrictions and regulations from the National Seed Institute of Argentina (INASE) and allowed the registration and commercialization of the HB4 wheat varieties in Argentina. In the same direction, the approval for consumption of HB4 Soybeans in China also allowed full registration and commercialization of HB4 soybean varieties in Argentina. Nevertheless, each new variety continues to need to go through the regular process for registration that is a standard for every new variety in Argentina.

We further obtained regulatory approvals for consumption of the HB4 technology from many regulatory agencies around the world, being FDA one of the most important ones. We continue to seek approvals in a global scale, always complying with the local regulations.

In the United States, the EPA regulates the bio-based pest management products under the Federal Insecticide, Fungicide and Rodenticide Act (FIFRA), the Federal Food, Drug and Cosmetics Act (FFDCA) and the Food Quality Protection Act (FQPA). In addition, some of the plant health products are regulated as fertilizers, auxiliary plant substances, soil amendments and/or beneficial substances in each of the 50 states. In addition to EPA approval, we are required to obtain regulatory approval from the appropriate state regulatory authority in individual states and foreign regulatory authorities before we can market or sell any pest management product in those jurisdictions. We also generally pursue organic certification for our product portfolio, including USDA National Organic Program, Organic Materials Review Institute (OMRI), EcoCert and ControlUnion.

Around the globe, the regulatory process for biostimulants and bionutrients (biofertilizers) is significantly accelerated compared to that for biopesticides. In the United States, if plant health products are not used to control pests or do not act as plant (growth) regulators, they currently fall outside the legal scope of FIFRA, FFDCA and FQPA and, therefore, we do not need to submit applications for EPA registrations for such products. However, we must still submit state registrations for some of our products. Products containing microbes of foreign origin may also need to be “deregulated” (or determined not to be a plant pest) under the Plant Protection Act by the USDA Animaland Plant Health Inspection Service prior to use in field trials or for large scale release.

Employees

The table below shows our employees by role and location, as of the dates indicated, and does not include employees of our research collaborators or joint venture partners.

	As of June 30,
	2022	2021	2020
Management and administrative	359	283	266
Sales	179	177	146
Argentina	96	104	86
Brazil	55	54	43
Rest of Latin America	17	15	14
North America, Europe and Asia	11	4	3
Research and development services	27	37	35
Total	565	497	447

Our management, administrative and research and development services employees are located mainly in Argentina.

As of the date of the acquisition, Pro Farm Group had 169 full-time employees, of whom approximately 148 are located in North America and 21 in Europe. Of the total number of employees, 57 are engaged in research and development, 17 in sales and marketing and 95 in management, administrative and operations (including manufacturing, quality and regulatory).

Insurance

We maintain customary insurance policies that we consider to be in line with market practice and adequate for our business. Our principal insurance policies are personal injury (as mandated by Argentine labor law), all operational risk, civil liability, fire, theft, cars, transport, credit, work injury risk, and bond insurance entered into in connection with grants received. We do not maintain product liability insurance coverage.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition, or results of operations, other than the proceeding described in “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings— An injunction in connection with the Rizobacter Acquisition may require us to surrender part of our interest in Rizobacter.” As of the date of this report, we are involved in one material legal proceeding, as referenced above, and we do not face any claims of possible intellectual property infringement. We may become involved in material legal proceedings in the future as part of the ordinary course of our business.

C.Organizational Structure

Bioceres Crop Solutions Corp. is a Cayman Islands exempted company.

The following diagram depicts our current organizational structure:

The following table identifies our main subsidiaries and joint ventures as of June 30, 2022:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest
BCS Holding Inc.	USA	100%	100%
Bioceres Crops do Brasil Ltda.	Brazil	100%	100%
Bioceres Crops S.A. (1)	Argentina	90%	90%
Bioceres Semillas S.A.U.	Argentina	100%	100%
Alfalfa Tehcnologies S.R.L. (2)	Argentina	49%	49%
Comer. Agrop. Rizobacter de Bolivia S.A. (1)	Bolivia	80%	80%
Indrasa S.A. (1) (2)	Argentina	35%	35%
Insumos Agroquímicos S.A.	Argentina	61%	61%
Rasa Holding LLC	USA	100%	100%
Rizobacter Argentina S.A.	Argentina	80%	80%
Rizobacter Colombia SAS (1)	Colombia	80%	80%
Rizobacter del Paraguay S.A. (1)	Paraguay	80%	80%
Rizobacter do Brasil Ltda. (1)	Brazil	80%	80%
Rizobacter France SAS (1)	France	80%	80%
Rizobacter South Africa (1)	South Africa	76%	76%
Rizobacter Uruguay (1)	Uruguay	80%	80%
Rizobacter USA, LLC (1)	United States	80%	80%
Synertech Industrias S.A. (1) (2)	Argentina	50%	50%
Trigall Genetics S.A. (2)	Uruguay	50%	50%
Verdeca LLC	USA	100%	100%

Notes:—

(1)	Calculated considering the indirect interests held through Rizobacter. The indirect equity interest participation included in this table is 80% of the direct equity interest participation that Rasa Holding LLC owns in each entity.

(2)	Joint ventures and unconsolidated entities.

As a result of the closing of the Pro Farm Merger on July 16, 2022, we acquired the following subsidiaries:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest
Glinatur S.A.	Uruguay	100%	80%
Pro Farm Group, Inc.	USA	100%	100%
Pro Farm International, OÜ	Finland	80%	100%
Pro Farm Michigan Manufacturing LLC	USA	100%	100%
Pro Farm Russia, LLC	Russia	100%	100%
Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda.	Brazil	99%	99%
Pro Farm Technologies, OÜ	Finland	100%	100%
Pro Farm, Inc.	USA	100%	100%

D.Property, Plant and Equipment

Our main manufacturing and distribution facilities are located in Pergamino, Buenos Aires province, Argentina. Our manufacturing facilities include (i) the adjuvant formulation plant with 2.1 million-gallons in annual production capacity, (ii) the biological production plant with an annual capacity of 6.6 million-gallons, (iii) the insecticides and fungicides formulation plant with an annual production capacity of 0.5 million gallons, (iv) the micro-beaded fertilizer facility with an annual production capacity of 50,000, and (v) over 375,000 square feet of warehouse space for packaging and logistics. We test and conduct trial runs of our key technologies at our main field station located in Pergamino, Argentina, which also has processing capabilities for foundation seed.

In Londrina, Paraná state, Brazil, where our main subsidiary is located, we have an adjuvant production plant with an annual capacity of approximately 0.5 million gallons. In the fiscal year ended June 30, 2022, we acquired 7.5 hectares also in Londrina, where we plan to build a new high-tech adjuvant facility plant. The development of this facility will require investments of approximately US$12 million and is expected to have production capacity of 2.1 million gallons of adjuvants per year.

As a result of closing of the Pro Farm Merger, we incorporated a 11,400 square-foot manufacturing facility in Bangor, Michigan, where we ferment and formulate most of Pro Farm’s biopesticides, with an annual capacity of up to 600,000 gallons, and a formulation plant of insecticides and fungicides with a production capacity of up to 800,000 gallons per year. We test and conduct trial runs of our key technologies at our Laboratory and Research Centers in Helsinki, Finland and Davis, California, USA.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended June 30, 2022, 2021 and 2020, and the notes thereto, included elsewhere in this report.

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

As of the date of this report, the activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, are not restricted by any mandatory isolation or distancing regimes, mentioned before. Also, our activities in Brazil have no restrictions.

We are committed to providing a safe environment for our employees and contractors, and have prepared measures and developed safety protocols to mitigate the eventual risk of being affected by the disease, and to prevent an uncontrolled spread of COVID-19 through the operations of our subsidiaries. We continue to closely monitor the situation and taking all necessary measures at our disposal to preserve human life and our operations.

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

Argentine and Brazilian subsidiaries use local currency as their functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income (“statement of income”) under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

We have determined that, as of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of the IAS 29, since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%. Accordingly, IAS 29 guidance is applicable to our financial statements for periods ending after July 1, 2018. IAS 29 requires the financial information of an entity whose functional currency is a currency of a hyperinflationary economy to be adjusted by applying a general price index and expressed in the measuring unit at the end of the reporting period and then such financial information to be translated into the presentation currency at the prevailing exchange rate. See Note 2.4 to our consolidated financial statements included elsewhere in this report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America— We are required to apply inflationary adjustments and tax indexation procedures in our Argentine subsidiaries, which could adversely affect our financial statements, results of operations and financial condition.”

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

On December 21, 2019, the Argentine Congress enacted the Solidarity Law, that established new maximum export duties of 33% for soybean, 15% for goods that were not subject to the payment of export duties as of September 2, 2018, 5% for agroindustry products of regional economies defined by the Argentine government, and 5% for industry goods and services.

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

The Argentine government imposed the SIMI in December 2015. Under this system, importers are required to submit certain information electronically through the SIMI application which, once approved, will be valid for 90 calendar days.

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

Stages of development of our products

Our results of operations will vary depending on the stage of development of our products and technologies. Some of our products are currently in the early stages of development and our historical operating results are not indicative of the operating results we expect to experience in later stages of product development. As we are able to advance such technologies and products through the development and regulatory phases to commercial launch, we expect our revenues and cash flows to increase. In particular, we expect our operating results prior to the launch and commercialization of HB4 and related technologies included in our HB4 Seed products to differ significantly from our operating results following such product launch.

For the year ended June 30, 2022, the Contributed goods for HB4 Soy amounted to US$2.0 million while HB4 reported revenues for $14.4 million, with a with weighted average gross margin of approximately 51%.

As our seed and integrated products, crop protection and crop nutrition businesses continue to develop internationally, we expect to experience continued increases in sales of micro-bead fertilizers and inoculants from our crop nutrition solutions, adjuvants and other crop protection solutions and seed and integrated products as well as to generate additional revenues from licensing fees from third parties and our joint venture partners, due to the introduction of our seed trait products to the global market, as these become commercially available. We expect to continue to generate license fees from payments that we receive from third parties pursuant to license agreements, as well as royalty fees from distributors and growers who save harvested seeds that contain our technology and then use the seeds in subsequent harvests. We also expect to generate additional revenues from distribution fees that our joint venture partners pay to our proprietary distribution channels for selling seed and integrated products that incorporate our technologies.

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

Comparison of the years ended June 30, 2022 and 2021

The table below illustrates our results of operations for the years ended June 30, 2022 and 2021.

	For the years ended June 30,
	2022	2021
	(US$)
Total revenue	334,801,095	209,526,177
Cost of sales	(208,364,095)	(118,641,803)
Gross Profit	126,437,000	90,884,374
Research and development expenses	(6,947,460)	(5,617,655)
Selling, general and administrative expenses	(77,483,812)	(47,601,901)
Share of profit of joint ventures and associates	1,144,418	997,429
Other income or expenses, net	(3,280,220)	(279,359)
Operating profit	39,869,926	38,382,888
Net financial cost	(25,806,296)	(27,852,340)
Profit before income tax	14,063,630	10,530,548
Income tax	(17,972,534)	(14,351,170)
Loss for the year	(3,908,904)	(3,820,622)
Other comprehensive income	35,172,250	10,051,318
Total comprehensive profit(1)	31,263,346	6,230,696
Non-IFRS measures(2)
Adjusted EBITDA (unaudited)	51,460,145	48,325,782

Notes:—

(1)	Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.
(2)	Adjusted EBITDA is a non-IFRS measures. For a complete presentation of the reconciliation, see the section entitled “—Non-IFRS Financial Measures.”

Total revenue

Total revenue increased by US$125.3 million, to US$334.8 million for the year ended June 30, 2022 from US$209.5 million for the year ended June 30, 2021. Excluding the impact of IAS 29, revenue increased by US$121.9 million, to US$319.3 million for the year ended June 30, 2022 from US$197.4 million for the year ended June 30, 2021, explained by an increase of (i) US$58.9 million of Crop Protection sales, (ii) US$ 45.1 million of Crop Nutrition sales, and (iii) US$ 17.9 million of Seed and Integrated products sales.

The full fiscal year was characterized by two external conditions that had positive and negative implications for the business: disruptions in global markets led to higher commodity prices and benefitted adoption of new technologies, while dry conditions in South America affected summer crops in the second quarter and winter planting in the fourth quarter.

Total revenue by business segment

Crop Protection. Total revenue increased by US$60.3 million, to US$174.4 million for the year ended June 30, 2022 from US$114.1 million for the year ended June 30, 2021. Excluding the impact of IAS 29, revenue increased by US$58.8 million, to US$166.4 million for the year ended June 30, 2022 from US$107.6 million for the year ended June 30, 2021. The revenue growth was generated by higher sales of third-party products in Argentina and tailwinds from global supply chain issues that contributed to higher prices.

Crop Nutrition. Total revenue increased by US$48.5 million, to US$109.1 million for the year ended June 30, 2022 compared to US$60.6 million for the year ended June 30, 2021. Excluding the impact of IAS 29, revenue increased by US$45.1 million, to US$103.9 million for the year ended June 30, 2022 from US$58.8 million for the year ended June 30, 2021, as a result of higher sales of micro-beaded fertilizers of US$39.0 and inoculant sales of $6.1 million. Adoption of micro-beaded fertilizers continued its expansion following the trend of previous years, as tight global supply of conventional fertilizers persisted. A shift in product mix to higher value long-life inoculants in the Brazilian market as well as new inoculant sales in South Africa also contributed to this segment’s growth.

Seed and Integrated Products. Total revenue increased by US$16.5 million, to US$51.3 million for the year ended June 30, 2022 compared to US$34.8 million for the year ended June 30, 2021. Excluding the impact of IAS 29, revenue increased by US$17.9 million, to US$48.9 million for the year ended June 30, 2022 from US$31.0 million for the year ended June 30, 2021 mainly explained by first-time revenues of US$12.4 million in 4Q22 for HB4 Wheat Program and seed sales.

Gross profit

Total gross profit increased by US$35.5 million, to US$126.4 million for the year ended June 30, 2022, from US$90.9 million for the year ended June 30, 2021. Excluding the impact of IAS 29, gross profit increased by US$42.7 million, to US$136.9 million for the year ended June 30, 2022, from US$94.2 million for the year ended June 30, 2021, mainly due to an increase of US$19.2 million, US$12.0 and US$11.5 million in the gross profit of Crop Nutrition, Seed and Integrated Products and Crop Protection, respectively. Leading gross profit contributing products included micro-beaded fertilizers, inoculants, third-party crop protection products, and HB4 Wheat. Conversely, unfavorable inflation and FX dynamics negatively affected cost structures in Argentina, where the main manufacturing facilities are located.

Research and development expenses

Research and development expenses include ongoing efforts to maintain and continuously update our existing product portfolio. Research and development expenses increased by US$1.3 million, to US$6.9 million for the year ended June 30, 2022 from US$5.6 million for the year ended June 30, 2021, primarily as a result of increasing amortization of intangible assets of US$ 1.2 million, increasing expenses related to employee benefits and social securities of US$0.4 million partially offset by a decrease of US$0.5 million in professional fees.

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

Selling, general and administrative expenses

Selling, general and administrative expenses increased by US$29.9 million, to US$77.5 million for the year ended June 30, 2022 from US$47.6 million for the year ended June 30, 2021. We had an increase in SG&A particularly during the fourth quarter, as we expanded our baseline business and, as a result, paid higher employee salaries and social security expenses, as well as variable tax and logistics expenses tied to sales. These expenses included an accelerated ramp-up cost of the HB4 Program and the roll-out of the digital platform which mainly increased professional fees and publicity. Also, unfavorable inflation and FX dynamics in Argentina, where most of our administrative functions are located, had a negative impact in expenses compared to the previous period.

Share of profit of joint ventures and associates

The profit resulting from our share in the profit of joint ventures and associates increased US$0.1 million, to a profit of US$1.1 million for the year ended June 30, 2022 from a profit of US$1.0 million for the year ended June 30, 2021 mainly as a result of higher profit relating to our equity holdings in Trigall Genetics of US$0.4 million and Synertech of US$0.15 million partially offset by a loss relating to our equity holding in Moolec of US$0.4 million.

Other income or expenses, net

Other net results increased US$3.0 million, to US$3.3 million for the year ended June 30, 2022 from US$0.3 million for the year ended June 30, 2021 as a result of higher losses from commercialitization of agricultural products of US$4.3 million partially offset by higher miscellaneous income.

Finance results

Finance costs: finance costs decreased by US$3.3 million, to US$17.9 million for the year ended June 30, 2022 from US$21.2 million for the year ended June 30, 2021, primarily as a result of a decrease of interest expenses of US$4.0 million, which was caused by the Company’s increased cash liquidity primarily driven by more efficient interest rates. This decrease was partially offset by higher financial commission of US$0.7 million. Interest expenses does not include a gain from translation effects on Argentine Peso denominated loans of US$4.1 million, compared to US$6.7 million accrued in the previous period.

Other finance results: the charge of other finance results increased by US$1.3 million to US$7.9 million for the year ended June 30, 2022, compared to a loss of US$6.6 million for the year ended June 30, 2021, mainly as a result of lower gain on inflation effect on monetary items of US$10.2 million, partially offset by higher gains from changes in fair value of financial assets of US$8.0 million and lower net losses from FX charges of US$0.9 million.

Income tax

Income tax expense amounted to US$18.0 million for the year ended June 30, 2022, compared to US$14.4 million for the year ended June 30, 2021, primarily due to higher profitability in operational subsidiaries.

Loss for the year

As a result of the foregoing, loss for the year ended June 30, 2022 amounted to US$3.9 million compared to a loss of US$3.8 million for the year ended June 30, 2021.

Other comprehensive income

Other comprehensive income amounted to US$35.2 million for the year ended June 30, 2022 compared to a comprehensive loss of US$10.1 million for the year ended June 30, 2021, primarily as a result of primarily as a result a gain in exchange difference expenses on translation of foreign operations.

Total comprehensive income

As a result of the foregoing, we recorded a total comprehensive income of US$31.3 million for the year ended June 30, 2022 compared to a total comprehensive loss of US$6.2 million for the year ended June 30, 2021.

Comparison of the years ended June 30, 2021 and 2020

The table below illustrates our results of operations for the years ended June 30, 2021 and 2020.

	For the years ended June 30,
	2021	2020
	(US$)
Total revenue	209,526,177	173,092,172
Cost of sales	(118,641,803)	(93,575,588)
Gross Profit	90,884,374	79,516,584
Research and development expenses	(5,617,655)	(4,195,270)
Selling, general and administrative expenses	(47,601,901)	(38,345,028)
Share of profit of joint ventures and associates	997,429	2,477,193
Other income or expenses, net	(279,359)	(307,499)
Operating profit	38,382,888	39,145,980

Net financial cost	(27,852,340)	(32,702,642)
Profit before income tax	10,530,548	6,443,338
Income tax	(14,351,170)	(2,206,710)
(Loss) profit for the year	(3,820,622)	4,236,628
Other comprehensive income (loss)	10,051,318	(9,682,116)
Total comprehensive profit (loss)(1)	6,230,696	(5,445,488)
Non-IFRS measures(2)
Adjusted EBITDA (unaudited)	48,325,782	46,517,201

Notes:—

(1)	Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.
(2)	Adjusted EBITDA is a non-IFRS measures. For a complete presentation of the reconciliation, see the section entitled “—Non-IFRS Financial Measures.”

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

Gross profit

Total gross profit increased by US$11.4 million, to US$90.9 million for the year ended June 30, 2021, from US$79.5 million for the year ended June 30, 2020. Excluding the impact of IAS 29, gross profit increased by US$9.3 million, to US$94.2 million for the year ended June 30, 2021, from US$84.9 million for the year ended June 30, 2020, mainly due to an increase of US$6.9 million and US$2.5 million in the gross profit of Crop Nutrition and Crop Protection, respectively. The decrease in gross margin was due to a shift in the product mix as well as unfavorable inflation and FX dynamics that negatively affected cost structures in Argentina, where the main manufacturing facilities are located. Conversely, FX and inflation had represented tailwinds during fiscal year 2020.

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

Net financial cost

Financial costs: financial costs increased by US$0.3 million, to US$21.2 million for the year ended June 30, 2021 from US$20.9 million for the year ended June 30, 2020, primarily as a result of an increase of financial commission of US$0.8 million, offset by lower interest expenses, which was caused by the Company’s increased cash liquidity primarily driven by more efficient interest rates. Interest expenses does not include a gain from translation effects on Argentine Peso denominated loans of US$6.7 million, compared to US$3.6 million accrued in the previous period.

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

Income tax

Income tax expense amounted to US$14.4million for the year ended June 30, 2021, compared to US$2.2 million for the year ended June 30, 2020, primarily due to (i) higher profitability in operational subsidiaries, as well as lower depreciation of the Argentine Peso, generating a lower tax shield from FX losses in Argentina, and (ii) US$7.0 million in deferred tax liabilities denominated in AR$ accrued during the period mainly explained by the inflation adjustments provided by Law 27,430 and its amendments.

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

The table below provides a reconciliation of our income or loss for the period/year to Adjusted EBITDA:

	Year Ended June 30,
	2022	2021	2020
	(US$)
Reconciliation of Net Loss to Adjusted EBITDA:
(Loss) profit for the year	(3,908,904)	(3,820,622)	4,236,628
Income tax	17,972,534	14,351,170	2,206,710
Financial results	25,806,296	27,852,340	32,702,642
Depreciation of property, plant and equipment	5,026,543	3,875,859	2,576,954
Amortization of intangible assets	4,161,392	2,388,982	2,149,534
Share-based incentive and stock options	1,430,745	1,655,135	3,428,029
Transactional expenses	971,539	2,022,918	(783,296)
Adjusted EBITDA (unaudited)	51,460,145	48,325,782	46,517,201

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

As of June 30, 2022, our indebtedness reached US$158.0 million, of which approximately 55.0% consisted of long-term obligations. Cash and cash equivalents, short-term deposits and other short-term investments represented approximately 55.0% of the current portion of debt. As of June 30, 2022, our cash and cash equivalents amounted to US$33.5 million, and we held other current financial assets that amounted to US$5.4 million.

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

Statement of Cash Flows

The tables below illustrate our statement of cash flows for the periods indicated:

	Year Ended June 30,
	2022	2021	2020
Statement of cash flow of Bioceres:
Net cash flows used in (generated by) operating activities	(17,515,374)	(6,205,943)	9,318,479
Net cash flows generated by investing activities	2,903,079	(8,310,118)	(7,803,391)
Net cash flows generated by financing activities	14,823,509	7,358,129	33,532,414
Net increase (decrease) in cash and cash equivalents	211,214	(7,157,932)	35,047,502

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program and to service our debt in the future twelve months and to address short-term changes in business conditions.

Net cash flows used in (generated by) operating activities

Cash used in operating activities for the year ended June 30, 2022 amounted to US$17.5 million. Our loss of US$3.91 million non-cash positive adjustments for income tax expense of US$18.0 million, non-cash positive adjustments relating primarily to financial results of US$25.8 million, depreciation and amortization charges of US$9.2 million were offset by other negative non-cash adjustments of US$4.3 million and working capital outflows of US$62.3 million.

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

Cash provided by operating activities for the year ended June 30, 2020 amounted to US$9.3 million. Our profit of US$4.2 million non-cash positive adjustments for income tax expense of US$2.2 million, non-cash positive adjustments relating primarily to financial results of US$32.7 million, depreciation and amortization

Net cash flows generated by investing activities

Cash generated by investing activities for the year ended June 30, 2022 amounted to US$2.9 million and was primarily attributable to net proceeds from financial assets of US$10.3 million partially offset by net investments in property, plant and equipment of US$1.4 million and purchases and capitalized development expenditures relating to intangible assets of US$5.5 million.

Cash generated by investing activities for the year ended June 30, 2021 amounted to US$8.3 million and was primarily attributable to net investments in property, plant and equipment of US$2.5 million and purchases and capitalized development expenditures relating to intangible assets of US$11.1 million that were partially offset by net proceeds from financial assets of US$5.0 million.

Cash generated by investing activities for the year ended June 30, 2020 amounted to US$7.8 million and was primarily attributable to investments in financial assets of US$3.4 million, investments in property, plant and equipment of US$1.6 million and purchases and capitalized development expenditures relating to intangible assets of US$2.8 million.

Net cash flows generated by financing activities

Cash provided by financing activities for the year ended June 30, 2022 amounted to US$14.8 million and consisted mainly of net proceeds from borrowings of US$16.8 million, partially offset by leased assets payments and the consideration of the non-controlling interest acquired for US$1.0 million and U$S 0.7 million, respectively.

Cash provided by financing activities for the year ended June 30, 2021 amounted to US$7.4 million and consisted mainly of net proceeds from borrowings of US$143.5 million, partially offset by purchases of our own shares of US$3.5 million and payments we did in consideration of the tender offer of warrants of US$1.0 million.

Cash provided by financing activities for the year ended June 30, 2020 amounted to US$33.5 million and consisted mainly of proceeds from borrowings and convertible notes of US$135.3 million, partially offset by payments of US$103.6 million from bank borrowings.

Indebtedness

As of June 30, 2022, our total outstanding borrowings, including interest accrued, were US$145.5 million, which consists of US$71.3 million of current borrowings, including US$48.3 million of the short-term portion of long-term loans, US$12.8 million in corporate bonds, US$3.7 million in loans from Group PLC and its affiliates, US$6.5 million of trust debt securities and US$74.2 million of non-current borrowings, consisting of long-term loans, corporate bonds and loans received from Group PLC, its subsidiaries and their respective related parties. In addition, as of June 30, 2022, we had US$12.6 million debt from the Secured Convertible Guaranteed Notes due 2023.

Our borrowings, as of June 30, 2022, denominated in US dollars totaled US$117.2 million, which bear a fixed weighted average interest rate of 3.54%. Our borrowings denominated in Argentine pesos totaled US$18.6 million that bear a fixed weighted average interest rate of 43.84%. Our borrowings denominated in Brazilian reais totaled US$9.7 million and bear a fixed weighted average interest rate of 10.65%.

Of our total outstanding borrowings as of June 30, 2022, US$145.5 million was unsecured.

Issuance of Notes

On August 5, 2022, we issued an aggregate principal amount of US$24.0 million secued guaranteed notes due 2026 (the “Secured Guaranteed Notes due 2026”) and the Secured Convertible Guaranteed Notes due 2026 in an aggregate principal amount of US$55.0 million. See “Item 10. Additional Information—C. Material Contracts— Issuance of Notes due 2026.”

Bioceres LLC Loan

On May 7, 2019, we entered into an agreement with Bioceres LLC for the restructuring of US$15 million of our outstanding intercompany loans into a facility with a 5-year maturity. Cash interest is payable quarterly at a 9.875% rate. As of June 30, 2022, the principal outstanding debt amounted to US$6.0 million.

Public Corporate Bonds

Below is a summary of public corporate bonds outstanding as of June 30, 2022:

Sector	US$ million	Rate	Maturity
IV	17.0	0.00%	August 18, 2023
V - Class B	20.8	5.50%	March 5, 2024
VI - Class A	12.7	3.75%	March 7, 2023
VI - Class B	3.4	5.25%	September 7, 2024
VII	20.0	1.49%	December 28, 2024

Series IV

On August 13, 2020, we issued US$17.0 million Series IV corporate bonds in Argentina. The Series IV bonds mature on August 18, 2023 and pay an annual nominal interest rate of 0.0%.

Series V

On March 4, 2021, we issued US$26.0 million Series V corporate bonds in Argentina. The bonds were issued in two tranches: the Class A bonds matured in March 2022 and payed an annual nominal interest rate of 0.98% and the Class B bonds mature in March 2024 and pay an annual nominal interest rate of 5.5%.

Series VI

On August 31, 2021, we issued US$16.1 million Series VI corporate bonds in Argentina. The bonds were issued in two tranches: the Class A bonds mature in March 2023 and pay an annual nominal interest rate of 3.75% and the Class B bonds mature in September 2024 and pay an annual nominal interest rate of 5.25%.

Series VII

On December 23, 2021, we issued US$20.0 million Series VII corporate bonds in Argentina. The Series VII bonds mature in December 2024 and pay an annual nominal interest rate of 1.49%.

Consideration of payment of acquisitions

Bioceres Crops S.A.

In June 2019, we signed a share purchase agreement (SPA) with Bioceres S.A. for 50% of ownership in Bioceres Crops. In consideration for the SPA, we will pay installments equivalent to 50% of the royalties that Bioceres Crops Solutions will accrue from Bioceres Crops, up to a total amount of US$0.7 million.

Verdeca and other intangibles assets

On November 12, 2020, we acquired from Arcadia Biosciences the remaining ownership interest in Verdeca. As part of this transaction, we gained full access and control of Verdeca’s vetted soybean library of gene-edited materials used to develop new quality and productivity, as well as exclusive rights to all Arcadia technologies that are applicable to soybean. In addition, through this transaction, we have also acquired rights to Arcadia’s quality wheat traits and the related Good Wheat™ brand for Latin America. In consideration for the acquisition, we paid Arcadia US$5 million in cash and US$15 million in equity consisting of 1,875,000 of our ordinary shares, as well as US$1 million in reimbursement costs associated with the transaction. In addition, we will pay Arcadia (i) US$2 million upon obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares, and (ii) royalty payments equivalent to (a) 6% of the net HB4 Soy technology revenues realized by Verdeca, capped at US$10 million aggregate amount, and (b) 25% of the net wheat technology revenues resulting from the in-licensed materials. On April 22, 2022, Verdeca obtained the Chinese import clearance for HB4 and we have already paid the initial instalment of US$0.5 million for the contingent payment mentioned earlier.

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

The consideration for the acquisition was US$0.282 per share, totaling an amount of US$3.1 million (the “Fixed Price”). At closing, we paid US$0.2 million, and the rest is payable in three installment due August 31, 2022, 2023 and 2024 for an amount of US$0.9 million, US$0.9 million and US$1.2 million, respectively. The amount payable will accrue an interest annual rate of 5.5%. Furthermore, the Fixed Price may be increased up to 3.5x Adjusted EBITDA (as defined in the share exchange agreement) per share to be measured in each annual reporting period. As we reached a controlling interest in Insuagro and pursuant to the Argentine Capital Market Law and the National Securities Commission rules, we submitted a mandatory public offer of acquisition (“OPA”, which is the anacronym in Spanish) of the Class B ordinary shares listed at BYMA. As a result of the OPA, we acquired 2,467,990 ordinary shares class B, increasing our shareholding in Insuagro to 61.32% of the equity interest and 61.22% of the voting rights.

Summary of contractual obligations

The following table summarizes our contractual obligations as of June 30, 2022.

	Principal Payments Due by Period as of June 30, 2022
			Between One	Between
		Up to One	and Three	Three and	Subsequent
	Total	Year	Years	Five Years	Years
	(in US$ million)
Trade payables and other payables	128.19	128.19	—	—	—
Borrowings	147.41	69.44	77.97	—	—
Secured Convertible Guaranteed Notes due 2023	12.56	—	12.56	—	—
Leasing liabilities	11.82	1.47	10.35	—	—
Total	299.98	199.10	100.88	—	—

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors

As of June 30, 2022, the following persons (with ages as of the date of this report) are the directors and executive officers of Bioceres Crop Solutions.

Our Executive Officers and Directors

Name	Age	Position
Federico Trucco, Ph.D.	45	Chief Executive Officer and Executive Director
Enrique Lopez Lecube	40	Chief Financial Officer and Executive Director
Gloria Montaron Estrada	51	Non-Executive Director
Carlos Camargo de Colón	54	Non-Executive Director
Natalia Zang	46	Non-Executive Director
Ari Freisinger	37	Non-Executive Director
Kyle P. Bransfield	36	Non-Executive Director
Fabian Onetti	59	Non-Executive Director
Yogesh Mago (1)	41	Non-Executive Director
Keith McGovern (1)	57	Non-Executive Director

Note:—

(1)	Nominated pursuant to the Merger Agreement following the closing of the Pro Farm Merger on July 16, 2022.

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

Gloria Montaron Estrada. Gloria Montaron Estrada is the Legal and Intellectual Property Director of Bioceres S.A. and manager of Bioceres LLC, our controlling shareholder. She has served as our non-executive director since March 2019. She previously served as an attorney at Marval, O’Farrell & Mairal in Buenos Aires for 16 years, where her practice as centered around intellectual property, corporate and banking matters. Ms. Montaron also serves as a director of Bioceres LLC (formerly Bioceres Inc.) and BCS Holding Inc. She received an LLM in intellectual property from the University of Palermo, Buenos Aires, a degree in Law from the University of Buenos Aires, Argentina, and she also graduated as Intellectual Property Agent in 2013. Ms. Montaron is an active international lecturer in law congresses and seminars on her field of practice, and she also teaches at various universities in the area of intellectual property.

Carlos Camargo de Colón. Carlos has served as our non-executive director since March 2019 and is the President of Sulgás, a gas distribution company in Brazil. He is a former director of Bioceres S.A. Carlos has extensive experience in both the agriculture and energy sectors, and has held executive and non-executive positions in Argentina, Brazil, the U.S., the United Kingdom and the United Arab Emirates. Earlier in his career, he was an investment banker at UBS Investment Bank and Morgan Stanley. He received a bachelor’s degree in history from Columbia University in the City of New York.

Natalia Zang. Natalia Zang is a business leader with 25 years of experience in private equity and corporate finance, both in Latin America, Europe and Australia. Ms. Zang has served as our non-executive director since March 2019. She is currently the COO of Jazzya Investments, CFO of Overture Life and member of the Investment Committee of MBV Fund. Previously, Ms. Zang held C-level positions in several industries, including mining, retail, and real estate. In late 2015, Natalia joined President Macri’s administration in Argentina, initially as Undersecretary for the Chief of Staff and then as Secretary (General Coordinator of the G20). Ms. Zang is a sought-after lecturer on business and women’s leadership issues, and she is active in mentoring programs for students and women entrepreneurs. Ms. Zang received a master’s degree in finance from Universidad del CEMA and a bachelor's degree in Business Administration from Universidad Torcuato Di Tella.

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

Yogesh Mago. Yogesh Mago has served as our non-executive director since July 12, 2022. He has been a senior advisor for Ospraie Ag Science LLC, following the closing of the Pro Farm Merger one of our shareholders, since October 2016 and has over 15 years of experience in investing across a variety of industries globally, including agriculture, travel, consumer, transportation, industrials and real estate. Mr. Mago is the president and co-founder of Operation Water Inc., a nonprofit organization that aims to deliver sustainable access to clean water in impoverished countries through the development of scalable infrastructure projects. In addition, he is on the Advisory Board of Girl Rising, the nonprofit organization behind the worldwide social action campaign for girls’ education and empowerment. Mr. Mago has a Bachelor’s degree in Finance and International Business from New York University.

Keith McGovern. Mr. McGovern has over 30 years of experience in the agriculture industry, specializing in leading commercial potato farming and potato processing operations. He is President of R.D. Offutt Farms, a division of R.D. Offutt Company, one of the largest farming and food processing concerns in the United States. Mr. McGovern joined R.D. Offutt Company in August 1988. Mr. McGovern serves on the Management Committee of Lamb-Weston/RDO Frozen, a joint venture frozen potato product processing plant. He also serves on the Board of Alliance for Potato Research and Education, on the Management Committee for Columbia River Technologies, a whey processor in partnership with Tillamook and Fonterra, and the Management Committee for Simplot RDO, a frozen vegetable plant in Pasco, Washington. Mr. McGovern is a graduate of Embry Riddle Aeronautical University with a degree in Aeronautical Science, and is still an active pilot.

B.Compensation

Remuneration of Directors and Senior Management

Summary Compensation Table

The following table presents information regarding the accrued compensation of certain of our executive officers for services rendered during the fiscal years ended June 30, 2022 and June 30, 2021.

				Share
				Based
	Position	Year	Salary	Incentives	Total
				(US$)
Federico Trucco	Chief Executive Officer	2021	131,159	528,259	659,418
		2022	148,439	203,464	351,215

Enrique Lopez Lecube	Chief Financial Officer	2021	129,892	242,323	372,215
		2022	146,903	90,078	236,981

Gloria Montaron Estrada	Executive Director	2021	—	159,584	159,584
		2022	—	57,173	57,173

Ricardo Yapur	Managing Director of Latam Unit	2021	260,004	145,402	405,406
		2022	347,339	52,798	400,137

Jorge Wagner	Chief Operating Officer	2021	165,601	179,469	345,070
		2022	196,051	67,445	263,496

Jose Roque	General Counsel	2021	—	—	—
		2022	156,000	—	156,000

Alex Garcia	Managing Director of Seeds	2021	—	—	—
		2022	94,800	—	98,400

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

Equity Compensation Plans

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by US$30,000 in value if the recipient decides to receive the base bonus in ordinary shares, the number of which will be determined based on the volume weighted average price (the “VWAP”), to each of the Chief Operating Officer, Sales Director and Marketing Director and Managing Director of Rizobacter Argentina S.A. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

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

Shares subject to Bonus in Kind and Bonus in Cash if exercised in ordinary shares. The number of shares that can be awarded under each bonus will be determined by using a 20-day VWAP of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

Vesting. 50% of bonus vests immediately on the grant date (i.e., the day immediately following the approval of the annual fiscal year numbers by the shareholders at the annual General Meeting) if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

Bioceres Crop Solutions Stock Option Plan

		Option
Name	No of Securities	Exercise Price	Option Issuance Date	Option Expiration Date
Federico Trucco	300,000	4.55	June 18, 2019	October 31, 2029
Gloria Montaron	200,000	4.55	June 18, 2019	October 31, 2029
Enrique Lopez Lecube	100,000	4.55	June 18, 2019	October 31, 2029
Ari Freisinger	100,000	4.55	April 24, 2019	October 31, 2029
Kyle P. Bransfield	100,000	4.55	April 24, 2019	October 31, 2029
Natalia Zang	100,000	4.55	April 24, 2019	October 31, 2029
Carlos Camargo de Colón	100,000	4.55	April 24, 2019	October 31, 2029

Amount set aside for pension, retirement or similar benefits

The total amounts set aside or accrued by the Company to provide pension, retirement or similar benefits was US$0.1 million for the fiscal year ended June 30, 2022, pursuant to the applicable law.

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

C.Board Practices

Our Articles provide that the Board of Directors must comprise at least one member. Our board currently consists of ten directors. Each of our directors will have a term that expires at BIOX’s annual general meeting in 2023, or until their respective successors are duly appointed and qualified, or until their earlier resignation, removal or death. Each of our directors has served on the Board of Directors since February 27, 2019, with the exception of Gloria Montaron Estrada, who was appointed on March 14, 2019, Mr. Fabian Ornetti who was appointed on October 27, 2021 and Yogesh Mago and Keith McGovern who were appointed on July 12, 2022. None of our directors have service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

As a result of the closing of the Pro Farm Merger, on July 12, 2022, we ceased to be a “controlled company” for purposes of the Nasdaq rules. As a result, the Nasdaq rules require that our board of directors, compensation and nominating and governance committees be independent. However, we have chosen to rely on Nasdaq rule 5615 in respect of our compensation and nominating and governance committees, which provides for a phase-in period of one year to comply with such independence requirements.

Audit Committee

As of the date of this report, our audit committee consists of Natalia Zang, Yogesh Mago and Ari Freisinger, with Natalia Zang serving as the chair of the audit committee. Each of Yogesh Mago, Ari Freisinger and Natalia Zang meets the applicable audit committee independence standards. Ari Freisinger qualifies as an “audit committee financial expert,” as such term is defined in applicable SEC rules.

Bioceres Crop Solutions’ audit committee will, among other matters, oversee (i) its financial reporting, auditing and internal control activities; (ii) the integrity and audits of its financial statements; (iii) its compliance with legal and regulatory requirements; (iv) the qualifications and independence of its independent auditors; (v) the performance of its internal audit function and independent auditors; and (vi) its overall risk exposure and management. Duties of the audit committee will also include the following:

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

Compensation Committee

As of the date of this report, Bioceres Crop Solutions’ compensation committee consists of Ari Freisinger, Enrique López Lecube and Yogesh Mago, with Ari Freisinger serving as the chair of the compensation committee.

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

Nominating and Governance Committee

Bioceres Crop Solutions’ nominating and governance committee consists of Gloria Montaron Estrada, Keith McGovern and Natalia Zang, with Gloria Montaron Estrada serving as the chair of the nominating and governance committee.

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

	As of June 30,
	2022	2021	2020
Management and administrative	359	283	266
Sales	179	177	146
Argentina	96	104	86
Brazil	55	54	43
Rest of Latin America	17	15	14
North America, Europe and Asia	11	4	3
Research and development services	27	37	35
Total	565	497	447

Our management, administrative and research and development services employees are located mainly in Argentina.

E.Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2022, by our directors and senior management and major shareholders. For the purposes of this table, a person is deemed to have “beneficial ownership” of any shares on a given date in which such person has the right to acquire within the 60 days after such date. For the purpose of computing the percentage of outstanding shares held by each person, or group of persons, named below on a given date, any security which such person or persons have the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. They have the same voting rights as all other holders of ordinary shares.

Beneficial owners	Number of shares	% owned (3)
Federico Trucco	422,569	*
Enrique López Lecube	286,597	*
Gloria Montaron Estrada	165,865	*
Carlos Camargo de Colón	—	*
Natalia Zang	—	*
Ari Freisinger	55,399	*
Kyle P. Bransfield(1)	88,000	*
Yogesh Mago	321,770	*
Keith McGovern	24,080	*
5% Shareholders
Bioceres LLC(2)	23,554,111	38%
Biotech Investment Holding Ltd	6,233,590	10%

Notes:—

*Less than 1%

(1)	Includes shares held by Union Acquisition Associates, LLC, an entity controlled by Mr. Bransfield.
(2)	Represents shares and the shared power to vote 3,202,683 ordinary shares pursuant to Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp., held by Bioceres LLC, a limited liability company incorporated under the laws of Delaware, with its registered office at 1209 Orange Street, Wilmington 19801-1120, County of New Castle. Bioceres LLC is wholly owned by Bioceres S.A., a company organized under the laws of Argentina with its registered office at Ocampo 2010bis, Predio CCT, Rosario, Argentina. As a result, Group PLC may be deemed to be the ultimate beneficial owner of shares of common stock held by Bioceres LLC. 8.15% of Group PLC’s equity interest is owned by Garruchos S.A. and 54.9% of Bioceres S.A’s equity interest owned by Group PLC.
(3)	62,797,391 ordinary shares outstanding as of September 30, 2022.

For more information on our shares and share options owned by individual Directors and by individual members of our Executive Committee see “Item 6. Directors, Senior Management and Employees—B. Compensation—Bioceres Crop Solutions Stock Option Plan.”

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Changes in Ownership

There has been no significant change in the percentage ownership held by any major shareholder as of June 30, 2022, except as described below.

●	On July 15, 2022, Ospraie Ag Science LLC, Ospraie Management, LLC, Ospraie Holding I, LP, Ospraie Management, Inc., OAS MM, LLC and Dwight Anderson filed a Schedule 13G reporting beneficial ownership of 6,233,590 ordinary shares, representing 9.99% of our share capital.
●	On July 25, 2022, Bioceres LLC, Bioceres S.A. and THEO I SCSp filed a Schedule 13D/A reporting beneficial ownership of 23,554,111 ordinary shares, representing 37.8% of our share capital.

●	On August 4, 2022, DRACO Capital Investment Management Company S.A. and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G/A reporting beneficial ownership of 8,376,900 ordinary shares, representing 13.5% of our share capital.

Difference in Voting Rights

All of our ordinary shares have the same voting rights and no major shareholder of the Company has different voting rights.

Securities Held in the Host Country

As of June 30, 2022, 45,870,346 ordinary shares of the Company were issued and outstanding, of which 27,804,398, or 61%, were held by one record holder in the United States, Cede & Co.

Arrangements for Change in Control

We are not aware of any arrangements that may, when in force, result in a change in control.

B.Related Party Transactions

Relationship with the Group PLC

As of the date of this report, Group PLC owns approximately 38% of Bioceres Crop Solutions’ voting power pursuant to its shareholding and the Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp. who have agreed to vote in agreement with Bioceres LLC.

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

R&D Services Agreements

In connection with R&D services, Bioceres Semillas and Rizobacter typically enter into agreements with INDEAR.

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

Rizobacter Compensation. In return for the services provided by INDEAR during the one-year term ended June 30, 2022, Rizobacter Argentina S.A. paid an amount of US$0.5 million.

Bioceres Semillas Compensation. In return for the services provided by INDEAR during the one-year term ended June 30, 2022, Bioceres Semillas paid an amount of US$0.7 million.

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

Deposit and Storage Agreement

Synertech Industrias S.A. entered into a deposit and storage services agreement with Rizobacter (the “Deposit Agreement”), pursuant to which Rizobacter storages certain Synertech products on July 1, 2022.

Term. Two-year term from the date of effectiveness. Once the initial term expires, the parties can agree the extension of the term.

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

Term. Nine-year term from date of effectiveness of the Synertech Services Agreement and its extensions. Once the term expires, the parties can agree the extension of the term.

Compensation. Synertech Industrias S.A. must pay an amount of US$25,764 on monthly basis.

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

Indemnification Agreement

Following the closing of the Pro Farm Merger, and in accordance with the Merger Agreement, Mr. Yogesh Mago and Mr. Keith McGovern were nominated non-executive director of Bioceres. Accordingly, on July 12, 2022 we entered into indemnification agreements with Mr. Mago and Mr. McGovern. These indemnification agreements are substantially similar to the indemnification agreements entered into our other directors and executive officers.

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

Secured Convertible Guaranteed Notes due 2026 and Secured Convertible Guaranteed Notes due 2026 Registration Rights Agreement

Funds affiliated with Mr. Ari Freisinger purchased US$9 million Secured Convertible Guaranteed Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Issuance of Notes”, “Item 10. Additional Information—C. Material Contracts—Issuance of Notes due 2026—Secured Guaranteed Notes due 2026” and “Item 10. Additional Information—C. Material Contracts—Issuance of Notes—Secured Convertible Guaranteed Notes due 2026 Registration Rights Agreement”.

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

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are set forth under “Item 18. Financial Statements.”

Following the closing of the Pro Farm Merger and in accordance with Rule 3-05 of Regulation S-X, we have included in this annual report on Form 20-F:

●	audited financial statements for Pro Farm as of and for the years ended December 31, 2021 and 2020 and unaudited financial statements for the six-month period ended June 30, 2022. See “Item 18. Financial Statements—Incorporation of Certain Pro Farm Information by Reference” and “Item 8. Financial Information—B. Significant Changes—Selected Historical Financial Data of Pro Farm”, respectively.
●	unaudited pro forma condensed combined statements as of and for the year ended June 30, 2022. See “—B. Significant Changes— Selected Unaudited Pro Forma Condensed Combined Financial Information.”

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations, other than the proceeding described below. As of the date of this report, we do not face any claims of possible intellectual property infringement. We may become involved in material legal proceedings in the future as part of the ordinary course of our business.

An injunction in connection with the Rizobacter Acquisition may require us to surrender part of our interest in Rizobacter

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we acquired 80.00% of Rizobacter’s capital stock, which we hold through our subsidiary RASA Holding. Of our total interest in Rizobacter, 29% of the shares we hold are subject to an injunction that affects 44% of the total share capital of Rizobacter. In addition, the injunction also requires that 30% of the dividends distributed on such shares be paid into a judicially created escrow account. Simultaneously with the exercise of the Rizobacter Call Option, 1,330,156 of our ordinary shares representing 10% of Rizobacter shares subject to the injunction were pledged to Bioceres S.A. The injunction relates to litigation among historical shareholders of Rizobacter arising from a disputed transfer of shares that occurred in 1995. Although the Argentine Supreme Court ruled against certain of the litigating historical shareholders, such shareholders subsequently pursued other legal recourse—including the injunction and non-innovative measure (medida de no innovar)—to further dispute the original transfer of shares. The non-innovative measure was overturned by an Argentine court of appeals on April 17, 2018.

Should the court rule against the free transferability of the affected shares, we would be obligated to return certain shares, thereby reducing our equity interest in Rizobacter.

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

B.Significant Changes

Pro Farm Merger

On March 16, 2022, we entered into the Merger Agreement with Pro Farm to combine the companies in an all-stock transaction. Under the terms of the transaction, which has been unanimously approved by the Board of Directors of both companies, each share of Pro Farm common stock was exchanged at closing for our ordinary shares at a fixed ratio of 0.088.

This transaction combines our expertise in bionutrition and seed care products with Pro Farm’s leadership in the development of biological crop protection and plant health solutions, creating a global leader in the development and commercialization of sustainable agricultural solutions. The companies together operate in 46 countries with approximately 640 employees, including two wholly owned manufacturing facilities and research and development facilities located in Davis, California, and Rosario, Argentina.

On July 12, 2022, we announced the closing of the Pro Farm Merger. Our ordinary shares issued as consideration under the Merger Agreement trade on the Nasdaq Global Select Market under the symbol “BIOX.”

Selected Historical Financial Data of Pro Farm

The following tables present a summary of Pro Farm’s selected historical financial and operating data at the dates and for each of the periods indicated. They have been prepared in accordance with U.S. GAAP as issued by the Financial Accounting Standards Board. The selected historical consolidated statements of operations for the years ended December 31, 2021, and 2020 and the selected historical consolidated statements of financial position as of December 31, 2021 and 2020 have been derived from Pro Farm’s audited financial statements, which are incorporated by reference herein. You should read the following information together with Pro Farm’s financial statements, including the notes thereto.

Consolidated Statements of Operations of Pro Farm

	Six-month
	period ended
	June 30,	Years Ended December 31,
	2022	2021	2020

	(in US$thousands)(1)
Revenues
Product	21,376	43,812	37,915
License	296	498	459
Total revenues	21,672	44,310	38,374
Cost of product revenues	10,160	17,064	15,505
Gross profit	11,512	27,246	22,869
Operating Expenses
Research, development and patent	6,130	12,077	11,330
Selling, general and administrative	20,619	30,573	28,734
Total operating expenses	26,749	42,650	40,064
Loss from operations	(15,237)	(15,404)	(17,195)
Other income (expense)
Interest expense	(1,106)	(1,570)	(1,443)
Loss on modification of warrants	—	—	(72)
Loss on issuance of new warrants	—	—	(1,391)
Change in fair value of contingent consideration	32	639	(445)
Other income, net	(92)	(174)	407
Total other expense, net	(1,166)	(1,105)	(2,944)
Net loss before income taxes	(16,403)	(16,509)	(20,139)
Income tax benefit (expense)	247	(45)	(29)
Net Loss	(16,158)	(16,554)	(20,168)
Basic and diluted net loss per common share	(0.09)	(0.09)	(0.14)
Weighted-average shares outstanding used in computing basic and diluted net loss per common share:	182,371	174,832	148,892

Note:—

(1)	Except net loss per common share (in US$) and weighted-average shares outstanding.

Consolidated Statements of Financial Position Pro Farm

	As of
	June 30, 2022	December 31, 2021	December 31, 2020

	(in US$ thousands, except par value)
Assets
Current assets
Cash and cash equivalents	3,749	19,623	15,841
Accounts receivable	10,436	13,211	10,113
Inventories	10,902	8,633	6,618
Prepaid expenses and other current assets	1,481	1,211	1,688
Total current assets	26,568	42,678	34,260
Property, plant and equipment, net	12,646	12,676	12,565
Right of use assets, net	3,005	3,637	3,760
Intangible assets, net	17,841	19,011	21,383
Goodwill	6,740	6,740	6,740
Restricted cash	1,560	1,560	1,560
Other assets	684	754	929
Total assets	69,044	87,056	81,197
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	8,490	2,687	1,895
Accrued liabilities	12,044	14,851	11,650
Deferred revenue, current portion	295	360	374
Lease liability, current portion	1,434	1,381	1,008
Debt, current portion, net	20,726	25,909	9,301
Total current liabilities	42,989	45,188	24,228
Deferred revenue, less current portion	992	1,165	1,628
Lease liability, less current portion	1,811	2,511	3,050
Debt, less current portion, net	7,489	7,691	11,479
Debt due to related parties	—	—	7,300
Other liabilities	562	848	2,102
Total liabilities	53,843	57,403	49,787
Commitments and contingencies
Stockholders’ equity
Preferred stock: US$0.00001 par value; 20,000 shares authorized and no shares issued or outstanding at June 30, 2022, December 31, 2021 and 2020	—	—	—
Common stock: US$0.00001 par value; 250,000 shares authorized, 182,224 and 167,478 shares issued and outstanding as of June 30, 2022, December 31, 2021 and 2020, respectively	1	1	1
Additional paid in capital	388,729	387,023	372,226
Accumulated deficit	(373,529)	(357,371)	(340,817)
Total stockholders’ equity	15,201	29,653	31,410
Total liabilities and stockholders’ equity	69,044	87,056	81,197

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma combined financial information has been derived by the application of pro forma adjustments to the historical financial statements of BIOX, which have been presented to give effect to the merger, which is accounted using the acquisition method of accounting for business combinations, in accordance with IFRS.

The unaudited pro forma condensed combined statement of income for the year ended June 30, 2022 combines the historical audited results of operations of BIOX for the year ended June 30, 2022, with the historical unaudited results of operations of Pro Farm for the year ended June 30, 2022. Pro forma adjustments incorporated in the statement of income are computed assuming the merger occurred at the beginning of the fiscal year presented and carried forward through the interim period presented.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2022 is based on the historical statement of financial position of Bioceres and the historical statement of financial position of Pro Farm as of June 30, 2022 to reflect the business combination as if it had occurred on June 30, 2022.

The unaudited pro forma condensed combined financial information is based on BIOX’s historical consolidated financial statements prepared in accordance with IFRS as issued by the IASB, and Pro Farm’s historical consolidated financial statements in accordance with U.S. GAAP. Adjustments have been made to convert Pro Farm’s financial statements to IFRS.

As of the date of this filing, BIOX has not finalized the analysis necessary to (i) derive the required estimates of the fair value of Pro Farm’s net assets to be acquired and the related allocations of the purchase price and (ii), assesses all adjustments necessary to conform Pro Farm’s U.S. GAAP accounting policies to the IFRS accounting policies of BIOX. The unaudited pro forma condensed combined financial statements and pro forma adjustments have been prepared based on preliminary estimates. Differences between these preliminary estimates and the final acquisition accounting are likely to occur and these differences could be material as compared to the accompanying unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed consolidated financial information does not include the realization of any future cost savings or restructuring or integration charges that are expected to result from the merger.

The unaudited pro forma condensed combined financial information, including the notes thereto, should be read in conjunction with the separate BIOX and Pro Farm historical financial statements, and their respective management’s discussion and analysis of financial condition and results of operations incorporated or included elsewhere in this annual report.

The selected unaudited pro forma combined financial data have been prepared for illustrative purposes only and are not necessarily indicative of the operating results or financial condition that would have been achieved if the merger had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the combined entities for any future period or as of any future date. The selected pro forma combined financial data may not be useful in predicting our future financial condition and our results of operations.

Unaudited Pro Forma Condensed Combined Statement of Financial Position

	As of June 30, 2022
			Pro Farm –
			IFRS	Pro forma			Eliminations	Pro forma
	BIOX	Pro Farm	adjustments	adjustments	Financing	Notes	(Note 7)	combined

	(in US$ thousands)
Assets
Current assets
Cash and cash equivalents	33,475	3,749	—	(18,353)	55,000	5.d) - 6.	—	73,871
Other financial assets	5,401	—	—	—	—		—	5,401
Trade receivables	111,752	10,436	—	—	—		(1,787)	120,401
Other receivables	19,328	1,481	—	—	—		—	20,809
Income and minimum presumed recoverable income taxes	1,647	—	—	—	—		—	1,647
Inventories	126,044	10,902	—	—	—		295	137,241
Biological assets	57	—	—	—	—		—	57
Total current assets	297,704	26,568	—	(18,353)	55,000		(1,492)	359,427
Non-current assets
Other financial assets	620	1,560	—	—	—		—	2,180
Trade receivables	200	—	—	—	—		—	200
Other receivables	2,254	—	—	—	—		—	2,254
Deferred tax assets	4,011	—	—	—	—		—	4,011
Investments in joint ventures and associates	38,554	—	—	—	—		—	38,554
Property, plant and equipment	49,908	12,646	—	494	—	5.b)	—	63,048
Intangible assets	76,705	17,841	7,768	66,705	—	2.c) - 5.a)	—	169,019
Goodwill	36,074	6,740	—	77,132	—	4.	—	119,946
Right of use asset	12,144	3,005	(362)	—	—	2.a)	—	14,787
Other assets	44	684	—	—	—		—	728
Total non-current assets	220,514	42,476	7,406	144,331	—		—	414,727
Total assets	518,218	69,044	7,406	125,978	55,000		(1,492)	774,154

Unaudited Pro Forma Condensed Combined Statement of Financial Position (continued)

	As of June 30, 2022
			Pro Farm –
			IFRS	Pro forma			Eliminations	Pro forma
	BIOX	Pro Farm	adjustments	adjustments	Financing	Notes	(Note 7)	combined

	-in US$thousands
Liabilities
Current liabilities
Trade and other payables	125,850	20,534	—	3,880	—	5.f)	(464)	149,800
Borrowings	71,301	20,726	—	(10,835)	—	5.e)	—	81,192
Employee benefits and social security	7,619	—	—	—	—		—	7,619
Deferred revenue and advances from customers	5,895	295	—	—	—		—	6,190
Income tax payable	7,539	—	—	—	—		—	7,539
Consideration for acquisition	3,049	—	—	—	—		—	3,049
Lease liabilities	1,413	1,434	—	—	—		—	2,847
Total current liabilities	222,666	42,386	—	(6,352)	—		(464)	258,236
Non-current liabilities
Borrowings	74,177	7,489	—	(7,489)	—	5.e)	—	74,177
Deferred tax liabilities	29,006	—	—	15,074	—		—	44,080
Consideration for acquisition	9,854	—	—	—	—		—	9,854
Convertible notes	12,559	—	—	—	66,828	6	—	79,387
Deferred revenue and advances from customers	—	992	—	—	—		—	992
Lease liabilities	10,338	1,811	—	—	—		—	12,149
Other liabilities	1,319	562	—	—	—		—	1,881
Total non-current liabilities	137,253	10,854	—	7,585	66,828		—	222,520
Total liabilities	359,919	53,843	—	630	66,828		(464)	480,756
Equity
Equity attributable to owners of the parent	127,359	15,201	7,406	125,348	(11,828)	5.d) - 5.g)	(1,028)	262,458
Non-controlling interests	30,940	—	—	—	—		—	30,940
Total equity	158,299	15,201	7,406	125,348	(11,828)		(1,028)	293,398
Total equity and liabilities	518,218	69,044	7,406	125,978	55,000		(1,492)	774,154

Unaudited Pro Forma Condensed Combined Statement of Income

	For the year ended June 30, 2022
			Pro Farm -
			IFRS	Pro forma		Eliminations	Pro forma
	BIOX	Pro Farm (2)	adjustments	adjustments	Notes	(Note 7)	combined

	(in US$ thousands)(1)
Revenues from contracts with customers	328,456	42,346	—	—		(2,089)	368,713
Government grants	—	—	—	—		—	—
Initial recognition and changes in the fair value of biological assets	6,388	—	—	—		—	6,388
Changes in the net realizable value of agricultural products after harvest	(43)	—	—	—		—	(43)
Total	334,801	42,346	—	—		(2,089)	375,058
Cost of sales	(208,364)	(18,325)	—	—		1,061	(225,628)
Operating expenses	(84,431)	(49,280)	8,000	(8,459)	2.a) - 5.g)	—	(134,170)
Share of profit or loss of joint ventures and associates	1,144	—	—	—		—	1,144
Other income or expenses, net	(3,280)	(188)	—	—		—	(3,468)
Operating profit	39,870	(25,447)	8,000	(8,459)		(1,028)	12,936
Financial results	(25,806)	(1,213)	(252)	—	2.a)	—	(27,271)
Profit before income tax	14,064	(26,660)	7,748	(8,459)		(1,028)	(14,335)
Income tax	(17,973)	245	—	—	5.c)	—	(17,728)
Profit (loss) for the period	(3,909)	(26,415)	7,748	(8,459)		(1,028)	(32,063)
Profit (loss) for the period attributable to:
Equity holders of the parent	(7,200)	(26,415)	7,748	(8,459)		(1,028)	(35,354)
Non-controlling interests	3,291	—	—	—		—	3,291
	(3,909)	(26,415)	7,748	(8,459)		(1,028)	(32,063)
Profit (loss) per share
Basic profit (loss) attributable to ordinary equity holders of the parent	(0.1702)	(0.1469)	—	(0.5159)		—	(0.6023)
Diluted profit (loss) attributable to ordinary equity holders of the parent	(0.1702)	(0.1469)	—	(0.5159)		—	(0.6023)
Weighted average number of shares		—
Basic	42,302,318	179,842,721	—	16,397,744	5.h)	—	58,700,062
Diluted(3)	42,302,318	179,842,721	—	16,397,744		—	58,700,062

Notes:—

(1)	Except (loss) profit per shares (in US$) and weighted average number of shares.
(2)	The year ended June 30, 2022 for Pro Farm was calculated using its Statement of Operation for the fiscal year ended December 31, 2021, net of its Statement of Operation for the six-month period ended June 30, 2021, plus its Statements of Operation for the six-month period ended June 30, 2022.
(3)	For the year ended June 30, 2022, BIOX, Pro Farm and Pro Forma Combined diluted EPS were the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.Basis of preparation

Pro forma financial information is intended to provide information about the continuing impact of a transaction by showing how the merger might have affected historical financial statements, illustrating the scope of the change of BIOX’s financial position and results of operations.

The business combination was accounted for under the acquisition method of accounting in accordance with IFRS 3, Business Combinations. As the acquirer for accounting purposes, BIOX has not finalized the analysis of the fair value of Pro Farm’s net assets acquired and performed a preliminary conversion to conform the U.S. GAAP accounting policies of Pro Farm to its own accounting policies under IFRS.

2.Accounting policy changes

The historical financial information of Pro Farm was prepared in accordance with U.S. GAAP. The following preliminary adjustments convert its financial information from U.S. GAAP to IFRS and align its accounting policies to those applied by BIOX.

(a)Pro Farm adopted ASC 842 for lease accounting instead of IFRS 16 adopted by BIOX. The following adjustments reflect as if Pro Farm had adopted IFRS 16:

(i)	As of June 30, 2022, a decrease in right of use asset of US$0.4 million due to increased depreciation.
(ii)	For the year ended June 30, 2022 a decrease in operating expenses of US$0.2 million due to to increased depreciation and increase in financial expenses of $0.2 million due to reclassification of operating lease interest expense.

(b)Increase in intangible assets and a decrease of operating expenses of US$7.8 million due to the capitalization of the research and development expenses that reaches the criteria of capitalization according BIOX accounting policy.

3.Consideration of payment

Under the terms of the transaction, each share of Pro Farm Common Stock was exchanged at Closing for BIOX Ordinary Shares at a fixed ratio of 0.088, as summarized below:

Shares Issued	16,397,744
BIOX Quote	9.44
US$Shares issued	154,794,703
US$Assumed stock options	1,620,140
US$Cash payment	28,735
US$Consideration of payment	156,443,578

4.Purchase price allocation

BIOX has performed a preliminary valuation analysis of the fair market value of Pro Farm’s assets and liabilities. The following tables summarizes the preliminary purchase price allocation as of the acquisition date (in thousands).

US$
Cash and cash equivalents	3,749
Trade receivables and other receivables	11,917
Inventories	10,902
PP&E and right of use assets	15,783
Intangibles	96,894
Other assets	2,244
Trade and other payables	(19,931)
Borrowings	(28,818)
Lease liabilities	(3,245)
Deferred tax	(15,073)
Other liabilities	(1,849)
Total net assets	72,572
Goodwill	83,872
Total consideration	156,444

Goodwill is not expected to be deductible for tax purposes.

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and income statement. The final purchase price allocation will be determined when BIOX has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include material changes in allocations to intangible assets such as trademark, developed technologies, in-process research and development technologies, and customer relationships as well as goodwill and other changes to assets and liabilities.

5.Pro forma adjustments

The pro forma adjustments are based on BIOX’s preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)	Reflects the adjustment of intangible assets acquired by BIOX to their estimated fair values. As part of the preliminary valuation analysis, BIOX identified intangible assets in form of in-process research and development projects, customer relationships and trademark. The fair value of identifiable intangible assets is determined primarily using the income method approach. These preliminary estimates of fair value will likely differ from final amounts BIOX will calculate after completing a detailed valuation analysis, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial information. A change in the valuation of intangible assets would correspond to an increase or decrease in the balance of goodwill.
(b)	Reflects the adjustment of PP&E assets acquired by BIOX to their estimated fair values.
(c)	No adjustments have been performed in income tax since Pro Farm deferred tax assets/liabilities have been fully offset by valuation allowances.
(d)	Represents the elimination of the historical equity of Pro Farm and the issuance of BIOX Ordinary Shares to finance the acquisition, net of related transaction expenses.
(e)	Represents the payment of debt being accelerated due to the merger and change of control provisions included in certain of Pro Farm’s debt agreements for a total amount of US$15.0 million.
(f)	Represents the combined expenses related to the transaction estimated in US$3.9 million unaccounted as of June 30, 2022.

(g)	Represents the amortization of the incremental value of intangibles and PP&E recognized in the estimated purchase price allocation of US$4.6 million.
(h)	Represents the 16,367,744 shares issued in consideration of payment.

6.Financing

Pursuant to the 2020 Note Purchase Agreement and a side-letter dated August 5, 2022: (i) the balance of Original Notes were converted into 1,526,454 of our ordinary shares, (ii) we repurchased such shares for US$24 million and (iii) we financed such repurchase with the proceeds from the issuance of the Secured Guaranteed Notes due 2026 in the principal amount of US$24 million.

On August 5, 2022, we also issued US$55.0 million Secured Convertible Guaranteed Notes due 2026. Pursuant to this transaction we have paid US$18.3 million of Pro Farm debt.

7.Eliminations

Represents the consolidation adjustments in order to eliminate the commercial transaction between BIOX and Pro Farm as of and for the year ended June 30, 2022.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Not applicable.

B.Plan of Distribution

Not applicable.

C.Markets

The Nasdaq Global Select Market.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

Registration Number

Our registration number with the Cayman Islands Registrar of Companies is 329214.

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

Share Buy-Back Program

On May 6, 2020, the Board of Directors of the Company approved a program to repurchase its own securities for an aggregate of up to US$5,000,000 to enhance the allocation of capital to certain equity-finance obligations. In the fiscal year ended June 30, 2022, the Company acquired 464,455 shares under the Buy-Back Program.

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

Pre-emptive or Other Rights

There will be no sinking fund or redemption provisions applicable to our ordinary shares.

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

Our Articles do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of our Company. Our Articles provide that the Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Cayman Islands Companies Act (As Revised)) upon such terms as our directors may determine and (to the extent required by the Cayman Islands Companies Act (As Revised)) with the approval of a Special Resolution.

Our Articles do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Our Articles are not significantly different from the requirements of the Cayman Islands Companies Act (As Revised) and the conditions imposed by our Articles governing changes in capital are not more stringent than what is required by the Cayman Islands Companies Act (As Revised).

Amendment of Governing Documents

As permitted by the Companies Act, our amended and restated memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

C.Material Contracts

Issuance of Notes due 2026

Secured Guaranteed Notes due 2026

On March 6, 2020, we issued US$42.5 million aggregate principal amount of secured guaranteed convertible notes due 2023 (the “Secured Convertible Guaranteed Notes due 2023”) pursuant to a note purchase agreement among us, the purchasers party thereto and Solel Partners LP, as collateral agent (the “2020 Note Purchase Agreement”). The Secured Convertible Guaranteed Notes due 2023 were guaranteed by certain of our subsidiaries and secured by: (i) an intercompany loan pledge agreement; (ii) a share pledge granted by RASA Holding LLC of 41.3% of its shares in Rizobacter Argentina S.A., representing 33% of the capital stock of Rizobacter Argentina S.A. and (iii) an account pledge agreement and fiduciary assignment agreement granted by Rizobacter do Brasil Ltda.

Pursuant to the 2020 Note Purchase Agreement, the holders of the Secured Convertible Guaranteed Notes due 2023 requested the conversion of approximately 75% of the outstanding Secured Convertible Guaranteed Notes due 2023 into our ordinary shares. Accordingly, in March 2022 we issued 4,617,281 ordinary shares to holders of the Secured Convertible Guaranteed Notes due 2023.

Pursuant to the 2020 Note Purchase Agreement and a side-letter dated August 5, 2022: (i) the balance of Secured Convertible Guaranteed Notes due 2023 were converted into 1,526,454 of our ordinary shares, (ii) we repurchased such shares for US$24,025,718.00 and (iii) we financed such repurchase with the proceeds from the issuance of an aggregate principal amount of US$24,025,718.00 Secured Guaranteed Notes due 2026 pursuant to a Note Purchase Agreement, by and among us, Solel-Bioceres SPV, L.P., the holders from time to time party thereto and Wilmington Savings Fund Society, FSB as collateral agent. The Secured Guaranteed Notes due 2026 are secured by substantially all of the assets located in the United States of the Pro Farm. In addition, the Secured Guaranteed Notes due 2026 are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Glinatur S.A., Pro Farm, Group, Inc., Pro Farm Michigan Manufacturing LLC, Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda. and Pro Farm, Inc. (the “Guarantors”).

The Secured Guaranteed Notes due 2026 mature 48 months after the issue date and bear interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date and 14.0% from 37 through 48 months after the issue date. Interest is payable semi-annually. The Secured Guaranteed Notes due 2026 have no conversion rights into our ordinary shares.

Secured Convertible Guaranteed Notes due 2026

On August 5, 2022, we issued an aggregate principal amount of US$55.0 million secured convertible guaranteed notes due 2026 (the “Secured Convertible Guaranteed Notes due 2026”) pursuant to a note purchase agreement among us, Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp, Liminality Partners LP, the holders from time to time party thereto and Wilmington Savings Fund Society, FSB, as collateral agent. The Secured Convertible Guaranteed Notes due 2026 are secured by substantially all of the assets located in the United States of Pro Farm. In addition, the Secured Convertible Guaranteed Notes due 2026 are guaranteed by the Guarantors.

The Secured Convertible Guaranteed Notes due 2026 mature 48 months after the issue date, unless converted earlier, and bear interest at 5% in cash plus 4% in kind per year, payable quarterly.

Secured Convertible Guaranteed Notes due 2026 Registration Rights Agreement

On August 5, 2020, we and the initial purchasers under the JRL NPA entered into a Registration Rights Agreement, by means of which we and the JRL NPA initial purchasers agreed to enter into the agreement to provide the JRL NPA initial purchasers with certain registration rights with respect to our ordinary shares issuable upon conversion of the Secured Convertible Guaranteed Notes due 2026.

The Exchange Agreement

On November 8, 2018, Union entered into a Exchange Agreement, by and among UAC, Joseph J. Schena, solely in his capacity as representative of the holders of UAC ordinary shares, and Bioceres, Inc. (the “Seller”), a Delaware corporation. The Exchange Agreement provided for a business combination transaction, pursuant to which, among other things, and subject to the terms and conditions contained in the Exchange Agreement, UAC will purchase from the Seller all of the issued and outstanding shares of Bioceres stock and 87.2739% of the issued and outstanding equity interest in Bioceres Semillas. In exchange, the Seller will receive ordinary shares of UAC, par value US$0.0001 and warrants, each to purchase one share of UAC shares.

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

Amendment No. 1 to the Warrant Agreement

On July 27, 2020, we filed a Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO with the SEC, pursuant to which the Company offered to exchange any and all of its 24,200,000 outstanding Warrants for either 0.12 ordinary shares or US$0.45 in cash, at the election of the holder. A minimum participation of 51% of the Warrants was required as a condition to the Offer to Exchange, in order to amend the Warrant Agreement governing the Warrants to allow BIOX to subsequently redeem all Warrants not tendered or exchanged pursuant to the Offer to Exchange. Approximately 91% of all Warrants were tendered or exchanged pursuant to the Offer to Exchange. Following completion of the Offer to Exchange, BIOX implemented the amendment to the Warrant Agreement and redeemed the remaining Warrants, thereby retiring all of its Warrants.

Joinder Agreement

Pursuant to the Exchange Agreement, simultaneously with the closing of the business combination, Bioceres S.A.executed a joinder to the Exchange Agreement, pursuant to which it became a party to the Exchange Agreement.

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

Tender and Lock-up Agreement

The Company initiated on July 17, 2020 an exchange offer (the “Exchange Offer”) pursuant to a Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO, filed with the SEC, as may be amended and supplemented, to offer the holders of all of the Company’s outstanding warrants, the opportunity to exchange their warrants for either 0.12 Ordinary Shares (the “Exchange Shares”) or US$0.45 in cash per warrant, without interest, subject to other terms and conditions to be disclosed in the Schedule TO.

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

D.Exchange Controls

Within the framework of the uncertain economic situation undergone by the Argentine Republic, and for the purpose of “(…) strengthening the ordinary operation of the economy, contribute to a sound administration of the exchange market, reduce the volatility of financial variables, and contain the impact of any fluctuations of financial cash flows on real economy” on September 1, 2019, Argentina’s Executive Branch issued Decree No. 609/2019 whereby it was provided, among other measures, that Argentine residents must repatriate export proceeds into Argentina, and delegates to the Argentine Central Bank the power to regulate the access to the FX Market for the purchase of foreign currency with Pesos and its transfer abroad.

As a general rule, transfers of foreign currency to and from Argentina must be made through the FX Market and are subject to compliance with certain requirements and conditions established by the regulations issued by the Argentina Central Bank from time to time.

In this regard, the BCRA is empowered to establish the cases in which access to the Foreign Exchange Market will require its prior authorization, the granting of which is discretionary and, in practice, rarely occurs.Pursuant to the foreign exchange regulations currently in force, among others:

(1)	The prior authorization of the Argentine Central Bank is required for the access to the FX Market for the purchase of foreign currency, for the following purposes, among others:
●	For portfolio investment purposes for more than US$200 per calendar month by individuals, subject to certain additional requirements and restrictions, including the filing of an affidavit by which the client states that he or she has not sold and commits not to sell securities for U.S. dollars in the preceding and following 90 consecutive days;
●	For portfolio investment purposes by legal entities, local governments, funds, trusts and foreign legal entities;
●	In excess of US$100 by non-Argentine resident individuals; provided that such individual may only access the FX Market to purchase up to US$100 to the extent that during the immediately preceding 90 consecutive days it sold an equal or higher amount of foreign currency through FX Market;
●	For the payment of profits and dividends out of Argentina, except up to an amount equal to 30% of the value of all new capital contributions of foreign direct investments made to the Argentine resident since such date to the extent that (i) the proceeds of those capital contributions have been repatriated into Argentina and converted into pesos through FX Market and they have been capitalized, (ii) the registration of such capitalization has been requested before the Public Registry of Commerce and (iii) ) access to the FX Market for the payment of profits and dividends must happen in a term of no less than 30 calendar days as of the conversion into pesos through the FX Market;
●	For the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates, except under certain limited exceptions;
●	For the repayment of principal maturing on or before the Temporal Scope under external financial indebtedness with non-related parties and foreign-currency-denominated securities issued in the local market (including, in both cases, the indebtedness of financial institutions for own operations and excluding borrowings granted or guaranteed by international organizations and official credit agencies) unless the Refinancing Plan is furnished with the Argentine Central in order to have access to the FX Market;
●	The Refinancing Plan shall comply, at least, with the following requirements:
●	60% of the outstanding principal amount under the relevant financings with maturities falling during the Temporal Scope should be refinanced with a new financing or debt restructuring with an average life of not less than two years; and
●	the remaining 40% of the outstanding principal amount under the relevant financings with maturities falling during the Temporal Scope can be repaid under the original terms.

These restrictions do not apply to the repayment of principal for amounts not exceeding US$2 million per calendar month in all financial institutions. In addition, access to the FX Market for the repayment of principal amounts in excess of 40% of the outstanding principal amounts under the relevant financing will be granted in certain cases provided by the foreign exchange regulations, such as the issuance of Export Increase Certificates (for the amount provided by said certificates”) or the repatriation and exchange into Pesos of new securities issuances or external financial debts.

●	The Refinancing Plan must be filed at least 30 calendar days before the maturity date of the relevant financings to be refinanced.

The foreign exchange regulations establish that the Refinancing Plan should not be furnished in the following cases, among others:

●	financial indebtedness originated as of January 1, 2020 and whose proceeds have been repatriated and exchanged into Pesos through the FX Market;
●	indebtedness originated as of January 1, 2020 and that constitute refinancing to reach the parameters established before; and
●	the remaining portion of maturities already refinanced to the extent that the refinancing reached the parameters established before including hold-outs of refinanced debt.
●	Subject to certain exemptions, until December 31, 2022, for the payment of principal under financial indebtedness to related parties;
●	For the pre-payment of indebtedness for the import of goods and services;
●	Until December 31, 2022, the prior consent from the Argentine Central Bank shall be required to have access to the FX Market to make payments of imports of goods or advance payments of imports of goods or repayment of the principal amount of debts originated in the import of goods, except if certain conditions or exceptions are met;

●	For the payment of services to foreign related parties except for expenses payable for their normal operation.

In addition to all the foregoing, access to the FX Market for the purchase of foreign currency is subject to the filing by the client of an affidavit declaring that (a) (x) on the day it requests access to the foreign exchange market and in the previous 90 calendar days:  (i) it has not entered into sales in Argentina of securities with settlement in foreign currency; (ii) i has not exchanged securities issued by residents for external assets; (iii) it has not transferred securities to foreign depositaries; (iv) it has not acquired in Argentina securities issued by non-residents with settlement in Pesos; (v) it has not acquired Argentine depositary receipts of foreign shares (“CEDEARS”, for its acronym in Spanish); (vi) it has not acquired securities representing private debt issued in foreign jurisdictions; (vii) it has not delivered funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any human or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad. (We refer to (i) to (vii) as the “Restricted Operations, and (y) commits not to perform any Restricted Operations within the following 90 consecutive days; (b) all its holdings of foreign currency in Argentina are deposited at local bank accounts; (c) does not hold liquid foreign assets (i.e. holdings of foreign currency) outside Argentina or CEDEARS in excess of US$100,000; (d) commits to settle through the FX Market, within the five business days from settlement, all amounts received outside Argentina from the payment of loans granted to third parties, withdraw or expiration of term deposits or sale of any assets, when the asset was acquired, the term deposit made or the loan granted, after May 28, 2020; and e) stating that as of the date on which access to the FX Market is requested, and in the 90 preceding days, no funds in local currency or other liquid local assets were delivered in Argentina to any individual or legal entity exercising a ‘direct control’ relationship, excluding transactions directly associated with the acquisition of goods and services in the regular course of business. If the client has delivered local currency or any local asset (issued by an Argentine resident) to the direct controlling shareholder, client may still comply with the abovementioned obligation if it submits an affidavit of the direct controlling shareholder that received the local currency or the liquid local asset, stating that they have not carried out any Restricted Operation in the previous 90 calendar days, and undertake not to carry out any such transactions in the subsequent 90 calendar days.

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

As used herein, the term “Non-U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, (i) a nonresident alien, (ii) a foreign corporation, or (iii) an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from ordinary shares.

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

U.S. Holders

Dividends

Subject to the PFIC rules discussed below, distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. Holder as dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares, and thereafter as capital gain. However, the Company cannot provide any assurance that it will maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by the Company with respect to ordinary shares may be reported as ordinary dividend income. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received or treated as received from the Company.

Dividends paid by the Company generally will be taxable to a non-corporate U.S. Holder at the reduced rate normally applicable to long-term capital gains, provided that (i) the ordinary shares are readily tradable on an established securities market in the United States; (ii) certain holding period requirements are satisfied; and (3) the Company is not classified as a PFIC for its taxable year during which the dividend is paid or its immediately preceding taxable year. See “—Passive Foreign Investment Company Considerations” below.

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

I.Subsidiary Information

Please refer to “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2022. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2022, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of June 30, 2022. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on their assessment, management concluded that, as of June 30, 2022, our internal control over financial reporting is effective based on those criteria.

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

C.Principal Accountant Fees and Services

Price Waterhouse & Co. S.R.L. (“PwC”) have acted as our principal accountants for the years ended June 30, 2022 and 2021. The following is a summary of fees paid or to be paid to PwC for services rendered for each of the last two fiscal years.

Audit Fees

Audit fees consist of fees billed for standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and for services that are normally provided by PwC in connection with regulatory filings. The aggregate fees billed by PwC for professional services rendered for the audit of our annual consolidated financial statements and review of the financial information included in our required filings with the SEC for the year ended June 30, 2022 and 2021 totaled US$0.4 and US$0.5 million, respectively.

Audit-Related Fees

Audit-related fees billed consist of fees for services such as auditing of non-recurring transactions, reviews of semi-annual financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings. The aggregate fees billed by PwC for professional services rendered for audit-related services for the year ended June 30, 2022 totaled US$0.1 million. PwC did not bill us for audit-related services for the years ended June 30, 2021.

Tax Fees

Tax services relate to the aggregated fees for services on tax compliance. The aggregate fees by PwC for tax fees for the year ended June 30, 2022 and 2021 amounted to less than US$ 0.1 million each.

All Other Fees

We did not pay PwC for other services for the years ended June 30, 2022 and 2021.

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

F.Change in Registrant’s Certifying Accountant

Not applicable.

G.Corporate Governance

See “—Item 6. Directors, Senior Management and Employees—C. Board Practices.”

H.Mine Safety Disclosure

Not applicable.

I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

ITEM 17.FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.FINANCIAL STATEMENTS

Financial Statements are filed as part of this report, see page F-1.

Incorporation of Certain Pro Farm Information by Reference

The information provided in the Pro Farm annual report on Form 10-K/A No. 2 for the year ended December 31, 2021, filed with the SEC on May 13, 2022 is incorporated by reference herein.

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
2.2*

Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, among Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp. (Incorporated by reference to Exhibit 2.4 to BIOX’s Annual Report on Form 20-F (File No. 001-38836), filed with the SEC on October 24, 2019)

2.3*

Note Purchase Agreement, dated as of March 6, 2020, by and among Bioceres Crop Solutions Corp., as borrower, the purchasers party thereto and Solel Partners LP, as collateral agent (Incorporated by reference to Exhibit 99.2 to BIOX’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on March 9, 2020)

2.4*

Note Purchase Agreement, dated August 5, 2022, by and among Bioceres Crop Solutions Corp., Solel-Bioceres SPV, L.P., the Holders from time to time party hereto and Wilmington Savings Fund Society, FSB, as collateral agent (Incorporated by reference to Exhibit 99.9 to BIOX’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on August 8, 2020)

2.5*

Note Purchase Agreement, dated August 5, 2022, by and among Bioceres Crop Solutions Corp., Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp, Liminality Partners LP, the Holders from time to time party hereto and Wilmington Savings Fund Society, FSB, as collateral agent (Incorporated by reference to Exhibit 99.10 to BIOX’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on August 8, 2020)

4.1*

Share Exchange Agreement, dated as of November 8, 2018, by and among Union Acquisition Corp., Joseph J. Schena, in his capacity as the Pre-Closing Union Representative, and Bioceres, Inc. (Incorporated by reference to Exhibit 2.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on November 8, 2018)

4.2*

Amendment to the Share Exchange Agreement, dated as of December 19, 2018 (Incorporated by reference to Exhibit 10.1 to UAC’s Current Report on Form 8-K (File No. 001-38405), filed with the SEC on December 20, 2018)

4.3*

Shareholders Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp., Bioceres LLC and the shareholders named therein (Incorporated by reference to Exhibit 4.3 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

4.4*

Amended and Restated Registration Rights Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp. and the Investors named therein (Incorporated by reference to Exhibit 4.5 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

4.5*

Indemnification Agreement, dated as of March 14, 2019, by and between Bioceres Crop Solutions Corp. and its directors (Incorporated by reference to Exhibit 4.12 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

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
4.10*

Offer to Exchange of Bioceres Crop Solutions Corp., dated July 27, 2020 (Incorporated by reference to Exhibit (a)(1)(A) to BIOX’s Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (File No. 005-90962), filed with the SEC on July 27, 2020)

4.11*

Tender and Lock-Up Agreement, dated as of July 27, 2020, between Bioceres Crop Solutions Corp. and Bioceres LLC (Incorporated by reference to Exhibit (a)(1)(C) to BIOX’s Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (File No. 005-90962), filed with the SEC on July 27, 2020)

4.12*

Tender Agreement, dated as of July 27, 2020, among Bioceres Crop Solutions Corp., Union Group International Holdings Limited and Union Acquisition Associates, LLC (Incorporated by reference to Exhibit (a)(1)(D) to BIOX’s Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (File No. 005-90962), filed with the SEC on July 27, 2020)

4.13*

Amendment to Warrant Agreement, dated as of August 25, 2020, between Continental Stock Transfer & Trust Company and Bioceres Crop Solutions Corp. (Incorporated by reference to Exhibit 4.13 to BIOX’s Form 20-F (File No. 001-38836), filed with the SEC on October 21, 2020)

4.14

Registration Rights Agreement, dated as of August 5, 2022 (as amended, restated supplemented or otherwise modified from time to time in accordance with the terms hereof) by and among Bioceres Crop Solutions Corp. and each purchaser named therein

8.1	List of subsidiaries of Bioceres Crop Solutions Corp., as of June 30, 2021: See “Item 4. Information on the Company—C. Organizational Structure.”
12.1	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Financial Officer
13.1	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer
13.2	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer
15.1	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Crop Solutions Corp.’s consolidated financial statements
15.2	Consent of Marcum LLP, independent registered public accounting firm, with respect to Pro Farm’s consolidated financial statements
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: October 28, 2022
BIOCERES CROP SOLUTIONS CORP.

	By:	/s/ Federico Trucco
	Name:	Federico Trucco
	Title:	Chief Executive Officer

BIOCERES CROP SOLUTIONS CORP.

Consolidated financial statements as of and for the years ended
June 30, 2022, 2021 and 2020.

F-1-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp. and its subsidiaries (the “Company”) as of June 30, 2022, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/Price Waterhouse & Co. S.R.L.

/s/Guillermo Miguel Bosio
Guillermo Miguel Bosio
Partner

Rosario, Argentina

September 30, 2022

We have served as the Company’s auditor since 2018.

F-1-2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2022, 2021 and 2020

(Amounts in US$)

	Notes	06/30/2022	06/30/2021	06/30/2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	33,475,266	36,046,113	42,522,861
Other financial assets	7.2	5,401,133	11,161,398	13,436,393
Trade receivables	7.3	111,752,310	88,784,172	73,546,633
Other receivables	7.4	19,327,584	11,153,705	4,770,672
Income and minimum presumed recoverable income taxes		1,647,398	990,881	112,220
Inventories	7.5	126,044,122	61,037,551	29,338,548
Biological assets	7.6	57,313	2,315,838	965,728
Total current assets		297,705,126	211,489,658	164,693,055

NON-CURRENT ASSETS
Other financial assets	7.2	619,841	1,097,462	322,703
Trade receivables	7.3	200,412	135,739	—
Other receivables	7.4	2,254,199	2,543,142	1,703,573
Income and minimum presumed recoverable income taxes		44,412	12,589	6,029
Deferred tax assets	9	4,011,374	3,278,370	2,693,195
Investments in joint ventures and associates	13	38,554,092	30,657,173	24,652,792
Property, plant and equipment	7.7	49,908,325	47,954,596	41,515,106
Intangible assets	7.8	76,704,869	67,342,362	35,333,464
Goodwill	7.9	36,073,685	28,751,206	25,526,855
Right of use asset	16	12,144,026	1,327,660	1,114,597
Total non-current assets		220,515,235	183,100,299	132,868,314
Total assets		518,220,361	394,589,957	297,561,369

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-1-3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2022, 2021 and 2020

(Amounts in US$)

	Notes	06/30/2022	06/30/2021	06/30/2020
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	7.10	125,849,620	72,091,408	57,289,862
Borrowings	7.11	71,301,468	76,785,857	63,721,735
Employee benefits and social security	7.12	7,619,121	4,680,078	4,510,592
Deferred revenue and advances from customers		5,895,313	6,277,313	2,865,437
Income tax payable		7,538,764	7,452,891	1,556,715
Government grants		—	—	1,270
Consideration for acquisition		3,048,562	—	—
Lease liabilities	16	1,412,904	750,308	665,098
Total current liabilities		222,665,752	168,037,855	130,610,709

NON-CURRENT LIABILITIES
Borrowings	7.11	74,177,169	47,988,468	41,226,610
Employee benefits and social security	7.12	—	—	534,038
Government grants		—	784	2,335
Joint ventures and associates	13	717,948	1,278,250	1,548,829
Deferred tax liabilities	9	29,005,943	25,699,495	16,858,125
Provisions		603,022	449,847	417,396
Consideration for acquisition		9,854,228	11,790,533	452,654
Private warrants	7.16	—	—	1,686,643
Convertible notes	7.17	12,559,071	48,664,012	43,029,834
Lease liabilities	16	10,338,380	390,409	444,714
Total non-current liabilities		137,255,761	136,261,798	106,201,178
Total liabilities		359,921,513	304,299,653	236,811,887

EQUITY
Equity attributable to owners of the parent		127,358,573	67,743,242	46,179,395
Non-controlling interest		30,940,275	22,547,062	14,570,087
Total equity		158,298,848	90,290,304	60,749,482
Total equity and liabilities		518,220,361	394,589,957	297,561,369

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-1-4

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30, 2022, 2021 and 2020

(Amounts in US$)

	Notes	06/30/2022	06/30/2021	06/30/2020
Revenues from contracts with customers	8.1	328,455,588	206,697,620	172,350,699
Government grants		—	2,302	24,732
Initial recognition and changes in the fair value of biological assets at the point of harvest		6,388,030	2,826,255	716,741
Changes in the net realizable value of agricultural products after harvest		(42,523)	—	—
Total		334,801,095	209,526,177	173,092,172

Cost of sales	8.2	(208,364,095)	(118,641,803)	(93,575,588)
Research and development expenses	8.3	(6,947,460)	(5,617,655)	(4,195,270)
Selling, general and administrative expenses	8.4	(77,483,812)	(47,601,901)	(38,345,028)
Share of profit or loss of joint ventures and associates	13	1,144,418	997,429	2,477,193
Other income or expenses, net	8.5	(3,280,220)	(279,359)	(307,499)
Operating profit		39,869,926	38,382,888	39,145,980
Net financial cost	8.6	(25,806,296)	(27,852,340)	(32,702,642)
Profit before income tax		14,063,630	10,530,548	6,443,338
Income tax	9	(17,972,534)	(14,351,170)	(2,206,710)
(Loss) profit for the year		(3,908,904)	(3,820,622)	4,236,628

(Loss) profit for the year attributable to:
Equity holders of the parent		(7,199,618)	(6,870,163)	3,359,175
Non-controlling interests		3,290,714	3,049,541	877,453
		(3,908,904)	(3,820,622)	4,236,628

(Loss) profit per share
Basic (loss) profit attributable to ordinary equity holders of the parent	10	(0.1702)	(0.1752)	0.0930
Diluted (loss) profit attributable to ordinary equity holders of the parent	10	(0.1702)	(0.1752)	0.0922
Weighted average number of shares
Basic	10	42,302,318	39,218,632	36,120,447
Diluted	10	42,302,318	39,218,632	36,416,988
(1)	For the years ended June 30, 2022 and 2021 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-1-5

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended June 30,2022, 2021 and 2020

(Amounts in US$)

(Loss) profit for the year	(3,908,904)	(3,820,622)	4,236,628

Other comprehensive income (loss)	35,172,250	10,051,318	(9,682,116)

Items that may be subsequently reclassified to profit and loss	40,480,860	12,733,775	(13,603,205)

Foreign exchange differences on translation of foreign operations from joint ventures	7,845,756	2,657,567	(3,494,761)
Foreign exchange differences on translation of foreign operations	32,635,104	10,076,208	(10,108,444)
Items that will not be subsequently reclassified to loss and profit	(5,308,610)	(2,682,457)	3,921,089
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates 1	(586,268)	(413,618)	521,406
Revaluation of property, plant and equipment, net of tax [2]	(4,722,342)	(2,268,839)	3,399,683
Total comprehensive profit (loss)	31,263,346	6,230,696	(5,445,488)

Total comprehensive profit (loss) attributable to:
Equity holders of the parent	22,145,704	1,559,264	(5,222,572)
Non-controlling interests	9,117,642	4,671,432	(222,916)
	31,263,346	6,230,696	(5,445,488)
(1)

The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $315,683, ($222,717) and ($173,802) for the years ended June 30, 2022, 2021 and 2020, respectively.

(2)	The tax effect of the revaluation of property, plant and equipment was $2,837,650, ($1,389,643) and ($1,133,230) for the years ended June 30, 2022, 2021 and 2020, respectively.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-1-6

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2022, 2021 and 2020

(Amounts in US$)

	Attributable to the equity holders of the parent
			Changes in		Stock				Foreign	Revaluation of	Equity / (deficit)
			non-	Own shares	options and				currency	PP&E and effect	attributable to
	Issued	Share	controlling	trading	share based	Convertible	Cost of own	Retained	translation	of tax rate	owners of the	Non-controlling
Description	capital	premium	interests	premium	incentives	instruments	shares held	deficit	reserve	change	parent	Interests	Total equity
06/30/2019	3,613	96,486,865	—	—	—	—	—	(21,972,287)	(31,479,583)	4,263,255	47,301,863	14,793,003	62,094,866
Stock options and share based incentives	—	—	—	—	3,428,029	—	—	—	—	—	3,428,029	—	3,428,029
Convertible notes (Note 7.17)	—	—	—	—	—	702,981	—	—	—	—	702,981	—	702,981
Purchase of own shares	—	—	—	—	—	—	(30,906)	—	—	—	(30,906)	—	(30,906)
Profit for the year	—	—	—	—	—	—	—	3,359,175	—	—	3,359,175	877,453	4,236,628
Other comprehensive (loss) / income	—	—	—	—	—	—	—	—	(11,718,618)	3,136,871	(8,581,747)	(1,100,369)	(9,682,116)
06/30/2020	3,613	96,486,865	—	—	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482
Capitalization of warrants (Note 7.16)	260	7,765,410	—	(916,202)	—	—	—	—	—	—	6,849,468	—	6,849,468
Shares issued (Note 6)	188	14,999,812	—	—	—	—	—	—	—	—	15,000,000	—	15,000,000
Share-based incentives (Note 19)	97	1,410,299	—	—	244,739	—	—	—	—	—	1,655,135	—	1,655,135
Purchase of own shares	—	—	—	—	—	—	(3,500,020)	—	—	—	(3,500,020)	—	(3,500,020)
Non-controlling interest for business combination (Note 6)	—	—	—	—	—	—	—	—	—	—	—	3,305,543	3,305,543
(Loss) profit for the year	—	—	—	—	—	—	—	(6,870,163)	—	—	(6,870,163)	3,049,541	(3,820,622)
Other comprehensive income or (loss)	—	—	—	—	—	—	—	—	10,575,393	(2,145,966)	8,429,427	1,621,891	10,051,318
06/30/2021	4,158	120,662,386	—	(916,202)	3,672,768	702,981	(3,530,926)	(25,483,275)	(32,622,808)	5,254,160	67,743,242	22,547,062	90,290,304
Share-based incentives (Note 17)	17	1,385,886	—	—	95,157	—	—	—	—	—	1,481,060	—	1,481,060
Capitalization of convertible notes (Note 7.7)	462	36,771,234	—	—	—	(527,236)	—	—	—	—	36,244,460	—	36,244,460
Changes in non-controlling interests	—	—	(255,893)	—	—	—	—	—	—	—	(255,893)	(724,429)	(980,322)
(Loss) Profit or the year	—	—	—	—	—	—	—	(7,199,618)	—	—	(7,199,618)	3,290,714	(3,908,904)
Other comprehensive income or (loss)	—	—	—	—	—	—	—	—	33,592,210	(4,246,888)	29,345,322	5,826,928	35,172,250
06/30/2022	4,637	158,819,506	(255,893)	(916,202)	3,767,925	175,745	(3,530,926)	(32,682,893)	969,402	1,007,272	127,358,573	30,940,275	158,298,848

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-1-7

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2022, 2021 and 2020

(Amounts in US$)

	Notes	06/30/2022	06/30/2021	06/30/2020
OPERATING ACTIVITIES
(Loss) profit for the year		(3,908,904)	(3,820,622)	4,236,628

Adjustments to reconcile profit to net cash flows
Income tax		17,972,534	14,351,170	2,206,710
Financial results		25,806,296	27,852,340	32,702,642
Depreciation of property, plant and equipment	7.7	3,769,005	3,048,539	2,010,136
Amortization of intangible assets	7.8	4,161,392	2,388,982	2,149,534
Depreciation of leased assets	16	1,257,538	827,320	573,897
Transactional expenses		971,539	2,022,918	—
Share-based incentive and stock options		1,430,745	1,655,135	3,428,029
Share of profit or loss of joint ventures and associates	13	(1,144,418)	(997,429)	(2,477,193)
Provisions for contingencies		292,732	158,818	200,525
Allowance for impairment of trade debtors		1,598,042	560,931	1,499,298
Allowance for obsolescence		849,641	579,832	977,817
Initial recognition and changes in the fair value of biological assets		(6,388,030)	(2,826,255)	(716,741)
Changes in the net realizable value of agricultural products after harvest		42,523	—	—
Gain or loss on sale of equipment and intangible assets		(1,944,308)	733,042	297,289

Working capital adjustments
Trade receivables		(24,971,064)	1,986,982	(21,740,661)
Other receivables		(7,298,822)	(8,330,278)	(4,864,670)
Income and minimum presumed income taxes payable		6,469,983	5,814,425	1,207,046
Inventories and biological assets		(55,311,365)	(34,503,283)	(5,305,792)
Trade and other payables		53,477,330	(5,831,743)	8,267,538
Employee benefits and social security		3,003,793	(693,125)	(477,872)
Deferred revenue and advances from customers		(373,584)	2,412,315	843,981
Income and minimum presumed income taxes paid		(7,059,177)	(1,837,775)	—
Government grants		(784)	(2,821)	(6,603)
Interest collected		5,628,962	2,979,889	1,027,132
Inflation effects on working capital adjustments		(35,846,973)	(14,735,250)	(16,720,191)
Net cash flows (used) generated by operating activities		(17,515,374)	(6,205,943)	9,318,479

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-1-8

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2022, 2021 and 2020

(Amounts in US$)

	Notes	06/30/2022	06/30/2021	06/30/2020
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		2,046,771	309,810	51,151
Investment in joint ventures and associates		—	(101,883)	—
Net cash received from business combination	6	—	355,804	—
Net loans granted to shareholders and other related parties		(421,691)	—	—
Proceeds from financial assets		12,331,390	9,324,335	5,041
Investment in financial assets		(2,055,878)	(4,275,099)	(3,357,407)
Purchase of property, plant and equipment	7.7	(3,458,790)	(2,805,825)	(1,646,697)
Capitalized development expenditures	7.8	(5,149,684)	(3,906,630)	(1,263,730)
Purchase of intangible assets	7.8	(389,039)	(7,210,630)	(1,591,749)
Net cash flows generated (used in) by investing activities		2,903,079	(8,310,118)	(7,803,391)

FINANCING ACTIVITIES
Proceeds from borrowings		140,431,184	143,499,367	135,348,502
Repayment of borrowings, financed payments and interest payments		(123,635,106)	(126,023,777)	(101,317,621)
Decrease in bank overdrafts and other short-term borrowings		(32,838)	(3,442,491)	(2,331,974)
Other financial proceeds or payments, net		(180,538)	(1,415,034)	2,298,360
Acquisition of non-controlling interest in subsidiaries		(724,429)	—	—
Leased assets payments		(1,034,764)	(728,964)	(433,947)
Warrants tender offer payments		—	(1,030,952)	—
Purchase of own shares		—	(3,500,020)	(30,906)
Net cash flows generated by financing activities		14,823,509	7,358,129	33,532,414

Net increase (decrease) in cash and cash equivalents		211,214	(7,157,932)	35,047,502

Inflation effects on cash and cash equivalents		(9,624,750)	(5,584,156)	(552,459)

Cash and cash equivalents as of beginning of the year	7.1	36,046,113	42,522,861	3,450,873
Effect of exchange rate changes on cash and equivalents		6,842,689	6,265,340	4,576,945
Cash and cash equivalents as of the end of the year	7.1	33,475,266	36,046,113	42,522,861

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

F-1-9

Index

1.	General information.
2.	Accounting standards and basis of preparation.
3.	New standards, amendments and interpretations issued by the IASB.
4.	Summary of significant accounting policies.
5.	Critical accounting judgments and estimates.
6.	Acquisitions.
7.	Information about components of consolidated statement of financial position.
8.	Information about components of consolidated statement of comprehensive income.
9.	Taxation.
10.	Earnings per share.
11.	Information about components of equity.
12.	Cash flow information.
13.	Joint ventures and associates.
14.	Segment information.
15.	Financial instruments – Risk management.
16.	Leases.
17.	Shareholders and other related parties’ balances and transactions.
18.	Key management personnel compensation.
19.	Share-based payments.
20.	Contingencies, commitments and restrictions on the distribution of profits.
21.	Impact of COVID-19.
22.	Events occurring after the reporting period.

F-1-10

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Group has a unique biotech platform with high impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 30 countries, mainly in Argentina, Brazil, United States, Europe and South Africa.

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

Authorization for the issue of the Consolidated financial statements

These Consolidated financial statements of the Group as of and for the years ended June 30, 2022, 2021 and 2020 have been authorized by the Board of Directors of Bioceres Crop Solutions on September 30, 2022.

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

F-1-11

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

The index as of June 30, 2022, 2021 and 2020 was 793.0278, 483.6049 and 321.9738, respectively.

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

F-1-12

The Group holds a majority share of the voting rights in all its subsidiaries.

		Country of
		incorporation
		and principal
		place of		% Equity interest
Name	Principal activities	business	Ref	06/30/2022	06/30/2021	06/30/2020
RASA Holding, LLC	Investment in subsidiaries	United States		100.00%	100.00%	100.00%
Rizobacter Argentina S.A.	Microbiology Business	Argentina		80.00%	80.00%	80.00%
Rizobacter do Brasil Ltda.	Selling of agricultural inputs	Brazil	a	80.00%	79.99%	79.99%
Rizobacter del Paraguay S.A.	Selling of agricultural inputs	Paraguay	a	80.00%	79.92%	79.92%
Rizobacter Uruguay	Selling of agricultural inputs	Uruguay	a	80.00%	80.00%	80.00%
Rizobacter South Africa	Selling of agricultural inputs	South Africa	a	76.00%	76.00%	76.00%
Comer. Agrop. Rizobacter de Bolivia S.A.	Selling of agricultural inputs	Bolivia	a	80.00%	79.96%	79.96%
Rizobacter USA, LLC	Selling of agricultural inputs	United States	a	80.00%	80.00%	80.00%
Rizobacter India Private Ltd.	Selling of agricultural inputs	India	a	—	—	80.00%
Rizobacter Colombia SAS	Selling of agricultural inputs	Colombia	a	80.00%	80.00%	80.00%
Rizobacter France SAS	Research and development	France	a	80.00%	80.00%	80.00%
Bioceres Crops S.A.	Research and development	Argentina		90.00%	90.00%	90.00%
BCS Holding LLC	Investment in subsidiaries	United States		100.00%	100.00%	100.00%
Bioceres Semillas S.A.U.	Production and commercialization of seeds	Argentina		100.00%	100.00%	100.00%
Verdeca LLC	Research and development	United States	b	100.00%	100.00%	50.00%
Insumos Agroquímicos S.A.	Selling of agricultural inputs	Argentina	c	61.32%	50.10%	—
Bioceres Crops Do Brasil Ltda.	Selling of agricultural inputs	Brazil		100.00%	—	—
a)	Indirect interests held through Rizobacter. The indirect equity interest participation included in this table was the 80% of the direct equity interest participation that Rizobacter owns in each entity.
b)	On November 12, 2020 we acquired from Arcadia Biosciences Inc (“Arcadia”) the remaining 50% ownership interest in Verdeca LLC (“Verdeca”). See Note 6.
c)	On April 9, 2021 we acquired a controlling interest in Insumos Agroquímicos S.A. (“Insuagro”). See Note 6.

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

Amendments to IFRS  16 - Covid-19-related Rent Concessions beyond June 2021

The International Accounting Standards Board extended by one year the application period of the practical expedient in IFRS 16 Leases to help lessees accounting for covid-19-related rent concessions. In response to calls from stakeholders and because covid-19 remains a pandemic, the Board has extended the relief by one year to cover rent concessions that reduce only lease payments due on or before 30 June 2022. The original amendment permitted lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the covid-19 pandemic are lease modifications and, rather, to account for those rent concessions as if they were not lease modifications

F-1-13

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform (Phase 2)

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

New standards and interpretations not yet adopted by the Group

Amendments to IAS 1 - Classification of liabilities as current or non-current – Deferral of effective date

The amendment defers by one year the effective date of Classification of Liabilities as Current or Non-current, which amends IAS 1 Presentation of Financial Statements. Classification of Liabilities as Current or Non-current was issued in January 2020, effective for annual reporting periods beginning on or after January 1, 2022. However, in response to the covid-19 pandemic, the effective date was deferred by one year to provide companies with more time to implement any classification changes resulting from those amendments. Classification of Liabilities as Current or Non-current is now effective for annual reporting periods beginning on or after January 1, 2024. Earlier application of the amendments continues to be permitted.

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

F-1-14

financial performance easier to explain; and ease transition by deferring the effective date of the Standard to 2023 and by providing additional relief to reduce the effort required when applying IFRS 17 for the first time.

These amendments are not expected to have material impact on the Group.

Annual Improvements to IFRS Standards 2018–2020

The following improvements were finalized in May 2020:

●	IFRS 9 Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities.
●	IFRS 16 Leases – amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.
●	IFRS 1 First-time Adoption of International Financial Reporting Standards – allows entities that have measured their assets and liabilities at carrying amounts recorded in their parent’s books to also measure any cumulative translation differences using the amounts reported by the parent. This amendment will also apply to associates and joint ventures that have taken the same IFRS 1 exemption.
●	IAS 41 Agriculture – removal of the requirement for entities to exclude cash flows for taxation when measuring fair value under IAS 41. This amendment is intended to align with the requirement in the standard to discount cash flows on a post-tax basis.

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

F-1-15

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

Amendments to IAS 12- Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The IASB has amended IAS 12, ‘Income taxes’, to require companies to recognize deferred tax on particular transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences.

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

Amendments to IFRS 17 - Initial Application of IFRS 17 and IFRS 9 comparative information

The amendment is a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements.

These amendments are not expected to have material impact on the Group.

The amendments are effective for financial years beginning on or after January 1, 2023.

F-1-16

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

F-1-17

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

F-1-18

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

Management’s accounting policy choice is to use a prospective presentation method.

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

F-1-19

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

F-1-20

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

F-1-21

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

b)      Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs or the estimate of normal wear and tear relating to such assets could have an impact of $ 1.4 million on their revalued amounts.

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

F-1-22

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

F-1-23

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

F-1-24

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

The Group classifies all its financial liabilities as financial liabilities measured at amortized cost (using the effective interest rate method), except for Private warrants that were measured at fair value. Private warrants did not reach the fixed-for-fixed’ condition and were classified as a financial liability and valued at its fair value applying a simulation model of the share price trajectory under the hypothesis of geometric Brownian motion. See Note 7.16.

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

F-1-25

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

4.17. Change in ownership interest in subsidiaries without change of control

Transactions with non-controlling interest that do not result in a loss of control are accounted for as equity transactions - ie., as transactions with the owners in their capacity as owners. The recorded value corresponds to the difference between the fair value of the consideration paid and/or received and the relevant share acquired and/or transferred of the carrying value of the net assets of the subsidiary.

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

F-1-26

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

F-1-27

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

F-1-28

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

F-1-29

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

Critical estimates

-	Estimate of the trade receivables impairment provision (Note 4.2).
-	Estimate of the inventory obsolescence allowance (Note 4.3).
-	Capitalization and impairment testing of development costs (Notes 4.7).
-	Impairment of goodwill (Notes 4.7).
-	Recoverability of investments in joint ventures (Note 4.8).
-	Fair value of land and buildings (Note 4.9).
-	Identification and fair value of identifiable intangible assets arising in acquisitions (Note 4.11 y 4.7).
-	Share-based payments (Notes 4.22).
-	Recognition and recoverability of deferred tax assets and credit for minimum presumed income tax (Note 9).
-	Classification of the Convertible Notes as compound instruments and determination of fair value of the liability component from the initial carrying amount (Note 4.14).

6.    ACQUISITIONS

Acquisition of Insuagro

On April 9, 2021, as part of the reorganization process of the crop protection business segment, we acquired a controlling interest in Insuagro, an Argentine public company. The interest acquired is represented by a total of 11,022,000 shares, distributed as follows: (i) 2,749,390 ordinary, registered shares of AR$ 0.10 nominal value each and five votes per share, denominated Class A; and (ii) 8,272,610 ordinary, registered shares of Pesos 0.10 nominal value each and one vote per share, denominated Class B, jointly representing 50.1% of equity interest and 55.05% of voting interest. At closing, two Insuagro directors (of three total members) were replaced by two directors of Bioceres

Acquiring control over Insuagro, we also acquired control over two SPEs. SPEs are financial trust on public offering, whose underlying assets are trade receivables from Insuagro (trade receivables securitization). Insuagro is the administrator of the receivables, acts as the collection agent and has agreed to replace bad accounts receivable. Certificates of Participation issued by each SPEs are owned by Insuagro.

The consideration for the acquisition was $0.282 per share, totaling an amount of $3.1 million (the “Fixed Price”). At the issuance of this financial statements, we paid $1.1 million, and the rest is payable in two installments due August 31, 2023 and 2024 for an amount of $0.9 million and $1.2 million, respectively. The amount payable will accrue an interest annual rate of 5.5%. The Fixed Price may be increased up to 3.5x Adjusted EBITDA (as defined in the share exchange agreement) per share to be measured in each annual reporting period.

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

F-1-30

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

As Insuagro is a public company listed in Bolsas y Mercados Argentinos S.A. (“BYMA”), and in accordance with the Capital Markets Law of Argentina, we made a mandatory public offer for the acquisition of the remaining Class B Shares for the minority shareholders who did not participate in the sale purchase agreement aforementioned. The total of shares subject to the offer and outstanding was 3,750,348 Class B Shares. The offer price payable for each Class B Share was $0.297 per share (average trading value of the last 6 months). This consideration could be adjusted, if applicable, based on the Company’s Adjusted EBITDA in the same conditions mentioned before.

On August 2, 2021, the mandatory offer was completed, and we bought 2,467,990 shares. Consideration of payment was $0.7 million in cash and $0.26 million financed as a conditional payment. The Group has recognized in equity the difference between the amount by which the non-controlling interests were incorporated, and the fair value of the consideration paid.

As of June 30, 2022, we owned 13,489,990 shares of Insuagro, which represent 61.32% of the share capital and 61.22% of the votes.

F-1-31

Finally, on August 31, 2022 and based on the adjusted EBITDA measured for the year ended June 30, 2022, the Fixed Price was increased up to $0.965 per share.

Acquisition of Verdeca and other intangibles assets

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

In consideration for the acquisition of the above-mentioned rights and assets, Bioceres paid Arcadia at the closing of the transaction $5 million in cash and $15 million in equity consisting of 1,875,000 Bioceres common shares. Bioceres has relied on the exemption from the registration requirements of the Securities Act of 1933 under Section 4(a)(2) thereof, for a transaction by an issuer not involving any public offering. Bioceres will also pay Arcadia $2 million subject to Verdeca obtaining Chinese import clearance for HB4 Soy or achieving penetration of this technology in a minimum number of planted hectares. These payments do not include $1 million due to Arcadia post-closing as a reimbursement of costs associated with the transaction.

Following the transaction Bioceres agreed with Arcadia to make royalty payments equivalent to 6% of the net HB4 Soy technology revenues realized by Verdeca and capped at a maximum $10 million aggregate amount of royalty payments and a royalty payment equivalent to 25% of the net wheat technology revenues resulting from the in-licensed materials.

On April 22, 2022, Verdeca obtained the Chinese import clearance for HB4 and Bioceres has already paid the initial instalment of $0.5 million for the contingent payment mentioned before.

Acquisition of Moolec Science Ltd

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

7.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1.  Cash and cash equivalents

	06/30/2022	06/30/2021	06/30/2020
Cash at bank and on hand	32,912,886	28,327,569	20,176,452
Money market funds	562,380	7,718,544	22,346,409
	33,475,266	36,046,113	42,522,861

F-1-32

7.2.  Other financial assets

	06/30/2022	06/30/2021	06/30/2020
Current
Restricted short-term deposits	265,123	425,976	4,390,458
US Treasury bills	—	7,885,937	7,768,410
Other investments	5,136,010	2,849,485	1,277,525
	5,401,133	11,161,398	13,436,393

	06/30/2022	06/30/2021	06/30/2020
Non-current
Shares of Bioceres S.A.	444,870	355,251	321,705
Other investments	174,971	742,211	998
	619,841	1,097,462	322,703

Variations in the allowance for uncollectible trade receivables are reported in Note 7.18. The book value is reasonably approximate to the fair value given its short-term nature.

The book value is reasonably approximate to the fair value given its short-term nature.

7.3.	Trade receivables

	06/30/2022	06/30/2021	06/30/2020
Current
Trade debtors	111,950,965	87,709,287	53,047,035
Allowance for impairment of trade debtors	(7,142,252)	(5,858,503)	(3,886,832)
Shareholders and other related parties (Note 17)	640,258	—	1,090,004
Allowance for impairment of shareholders and other related parties (Note 17)	—	—	(768)
Allowance for credit notes to be issued	(1,961,463)	(2,987,398)	(2,285,197)
Trade debtors - Joint ventures and associates (Note 17)	22,429	221,048	120,992
Deferred checks	8,242,373	9,699,738	25,461,399
	111,752,310	88,784,172	73,546,633
Non-current
Trade debtors	200,412	135,739	—
	200,412	135,739	—

The book value is reasonably approximate to the fair value given its short-term nature.

F-1-33

7.4.	Other receivables

	06/30/2022	06/30/2021	06/30/2020
Current
Taxes	9,071,643	6,048,533	2,205,342
Receivables for PPE sales	1,734,281	—	—
Other receivables - Other related parties (Note 17)	1,182	1,547	2,102
Other receivables - Parents companies and related parties to Parents (Note 17)	—	770,549	102,069
Other receivables - Joint ventures and associates (Note 17)	2,987,765	2,219,863	1,562,340
Prepayments to suppliers	4,648,164	1,646,614	379,914
Prepayments to suppliers - Shareholders and other related parties (Note 17)	—	132,625	81,737
Reimbursements over exports	10,549	10,547	29,077
Prepaid expenses and other receivables	1,110	1,021	128,650
Loans receivables	230,000	230,000	230,000
Miscellaneous	642,890	92,406	49,441
	19,327,584	11,153,705	4,770,672

	06/30/2022	06/30/2021	06/30/2020
Non-current
Taxes	218,159	862,771	328,701
Reimbursements over exports	2,036,040	1,680,371	1,293,958
Miscellaneous	—	—	80,914
	2,254,199	2,543,142	1,703,573

The book value of financial instruments in this note is reasonable.

7.5.	Inventories

	06/30/2022	06/30/2021	06/30/2020
Seeds	1,183,915	404,774	1,300,998
Resale products	35,080,737	21,368,521	13,843,157
Manufactured products	21,725,042	10,902,683	8,079,553
Goods in transit	4,340,232	1,169,303	1,292,239
Supplies	17,534,434	6,320,594	5,930,471
Agricultural products	47,284,512	21,984,626	—
Allowance for obsolescence	(1,104,750)	(1,112,950)	(1,107,870)
	126,044,122	61,037,551	29,338,548

The roll-forward of allowance for obsolescence is in Note 7.18. Inventories recognized as an expense during the years ended June 30, 2022, 2021 and 2020 amounted to $190,283,802 , $102,369,869 and $86,179,252, respectively. Those expenses were included in cost of sales.

7.6.Biological assets

HB4® Program

Bioceres’ HB4 Program is an identity-preserved production system for growing drought-tolerant soy and wheat. It has multiple objectives, which include expanding Bioceres’ seed inventories, allowing growers to field test Bioceres’ HB4 technology, providing fields for product demonstrations and validating the products’ regional positioning.

HB4 seed varieties produced through the program are commercialized as an integrated product. The seed treatment process to produce the integrated seed product utilizes customized microbial solutions for seed nutrition and protection, including biological fungicides. For HB4 Soy, inoculants are also integrated, including last generation microbiological formulations that ensures greater microorganism survival over the seed, greater nodular dry mass, and better biological fixation of nitrogen.

F-1-34

In addition to providing the integrated seed solution for planting, the HB4 program comprises Bioceres’ next-generation crop nutrition and protection technologies for growing both crops. The HB4 program also includes digital apps that give growers access to satellite-based images and data for monitoring crop health, soil conditions and weather, information that helps optimize crop yields. In addition to generating extensive and detailed data from each grower’s HB4 production fields, Bioceres is applying and leveraging data science and blockchain technology throughout the value chain - in crop storage, logistics and processing in order to guarantee HB4 identity and a complete farm-to-fork traceability.

Joint operation with Espartina S.A.

On November 15, 2021, Rizobacter Argentina S.A., a subsidiary of the Company, entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter Argentina S.A. recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. The in-kind contributions made during the period amount to $1.6 million. Each party decides the means of commercialization and the destination of the grains produced.

Under the agreement, Rizobacter provides inputs and money necessary for producing the grains and according to the established participation percentages. For its participation, Espartina contributes all cultivation practices in fields, inputs not provided by Rizobacter, and all administrative expenses related to production.

Changes in Biological assets:

	Soybean	Corn	Wheat	Sunflower	Barley	Total
Beginning of the year	54,162	27,646	2,230,959	—	3,071	2,315,838
Initial recognition and changes in the fair value of biological assets at the point of harvest	3,539,061	1,088,089	1,601,002	31,042	128,836	6,388,030
Costs incurred during the year	10,888,076	756,821	20,623,599	31,812	83,356	32,383,664
Exchange differences	122,077	6,996	564,649	296	776	694,794
Decrease due to harvest	(14,603,376)	(1,879,552)	(24,975,796)	(63,150)	(203,139)	(41,725,013)
Year ended June 30, 2022	—	—	44,413	—	12,900	57,313

The closing balances as of June 30, 2021 of HB4 Soy and HB4 Wheat are included as opening balances for the year ended June 30, 2022 in the Soy and Wheat columns, respectively.

	Soybean	Corn	Wheat	Barley	HB4 Soy	HB4 Wheat	Total
Beginning of the year	105,101	271,754	45,639	34,050	—	509,184	965,728
Initial recognition and changes in the fair value of biological assets at the point of harvest	981,551	250,443	284,903	35,847	741,799	531,712	2,826,255
Costs incurred during the year	252,504	417,586	241,610	37,115	17,716,018	7,053,929	25,718,762
Exchange differences	(113,718)	(153,795)	(65,797)	(16,876)	(2,823,643)	(1,153,734)	(4,327,563)
Decrease due to harvest	(1,171,276)	(758,342)	(484,044)	(87,065)	(15,634,174)	(4,732,443)	(22,867,344)
Year ended June 30, 2021	54,162	27,646	22,311	3,071	—	2,208,648	2,315,838

	Soybean	Corn	Wheat	Barley	HB4 Wheat	Total
Beginning of the year	237,723	32,856	—	—	—	270,579
Initial recognition and changes in the fair value of biological assets	198,932	252,056	202,543	63,210	—	716,741
Decrease due to harvest	(447,132)	(252,372)	(227,303)	(59,626)	—	(986,433)
Cost incurred during the year	284,951	314,950	87,615	38,033	509,184	1,234,733
Exchange differences	(169,373)	(75,736)	(17,216)	(7,567)	—	(269,892)
Year ended June 30, 2020	105,101	271,754	45,639	34,050	509,184	965,728

F-1-35

7.7.Property, plant and equipment

Property, plant and equipment as of June 30, 2022, 2021 and 2020, included the following:

	06/30/2022	06/30/2021	06/30/2020
Gross carrying amount	71,521,454	63,974,402	54,527,392
Accumulated depreciation	(21,613,129)	(16,019,806)	(13,012,286)
Net carrying amount	49,908,325	47,954,596	41,515,106

1.   Net carrying amount for each class of assets is as follows:

	Net carrying	Net carrying	Net carrying
	amount	amount	amount
Class	06/30/2022	06/30/2021	06/30/2020
Office equipment	269,538	288,920	188,280
Vehicles	2,665,074	1,835,634	1,149,455
Equipment and computer software	231,676	67,105	32,448
Fixtures and fittings	3,546,919	2,967,431	3,679,075
Machinery and equipment	5,811,960	5,125,728	5,449,233
Land and buildings	34,240,384	35,674,513	29,746,076
Buildings in progress	3,142,774	1,995,265	1,270,539
Total	49,908,325	47,954,596	41,515,106

2.   Gross carrying amount as of June 30, 2022 is as follows

	Gross carrying amount
	As of the				Foreign
	beginning				currency		As of the
Class	of the year	Additions	Transfers	Disposals	translation	Revaluation	end of the year
Office equipment	762,825	35,039	—	—	110,140	—	908,004
Vehicles	3,512,217	1,113,557	8,238	(233,674)	861,641	—	5,261,979
Equipment and computer software	592,126	235,216	—	(59,016)	157,023	—	925,349
Fixtures and fittings	5,637,943	—	397,628	(13)	1,570,831	—	7,606,389
Machinery and equipment	9,987,811	656,043	86,945	(46,303)	2,333,334	—	13,017,830
Land and buildings	41,486,215	—	188,222	(1,345,352)	9,458,810	(9,128,766)	40,659,129
Buildings in progress	1,995,265	1,418,935	(681,033)	(427,093)	836,700	—	3,142,774
Total	63,974,402	3,458,790	—	(2,111,451)	15,328,479	(9,128,766)	71,521,454

Transfers corresponds to reclassifications to leased assets from finance leases assets.

3.   Accumulated depreciation as of June 30, 2022 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of			currency		as of the end
Class	the year	Disposals	Of the year	translation	Revaluation	of the year
Office equipment	473,905	—	55,420	109,141	—	638,466
Vehicles	1,676,583	(211,024)	956,409	174,937	—	2,596,905
Equipment and computer software	525,021	(58,667)	136,708	90,611	—	693,673
Fixtures and fittings	2,670,512	—	728,528	660,430	—	4,059,470
Machinery and equipment	4,862,083	(5,016)	1,169,606	1,179,197	—	7,205,870
Land and buildings	5,811,702	—	722,334	1,453,483	(1,568,774)	6,418,745
Total	16,019,806	(274,707)	3,769,005	3,667,799	(1,568,774)	21,613,129

F-1-36

4.   Gross carrying amount as of June 30, 2021 is as follows:

	Gross carrying amount
			Additions
	As of the		from			Foreign
	beginning		business			currency		As of the
Class	of year	Additions	combination	Transfers	Disposals	translation	Revaluation	end of year
Office equipment	579,882	66,331	5,491	—	(5,622)	116,743	—	762,825
Vehicles	2,977,542	987,101	466,024	—	(1,045,656)	127,206	—	3,512,217
Equipment and computer software	465,679	66,263	13,952	—	—	46,232	—	592,126
Fixtures and fittings	5,480,431	50,976	—	85,490	—	21,046	—	5,637,943
Machinery and equipment	9,054,701	604,307	—	—	(10,240)	339,043	—	9,987,811
Land and buildings	34,698,618	—	1,466,578	2,517,158	—	4,022,972	(1,219,111)	41,486,215
Buildings in progress	1,270,539	1,030,847	—	(438,492)	—	132,371	—	1,995,265
Total	54,527,392	2,805,825	1,952,045	2,164,156	(1,061,518)	4,805,613	(1,219,111)	63,974,402

5.   Accumulated depreciation as of June 30, 2021 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of	Disposals /		currency		as of the end
Class	year	Transfers	Of the year	translation	Revaluation	of year
Office equipment	391,602	(3,265)	45,174	40,394	—	473,905
Vehicles	1,828,087	(974,102)	689,273	133,325	—	1,676,583
Equipment and computer software	433,231	—	50,949	40,841	—	525,021
Fixtures and fittings	1,801,356	—	683,537	185,619	—	2,670,512
Machinery and equipment	3,605,468	(10,239)	898,522	368,332	—	4,862,083
Land and buildings	4,952,542	—	681,084	517,991	(339,915)	5,811,702
Total	13,012,286	(987,606)	3,048,539	1,286,502	(339,915)	16,019,806

6.   Gross carrying amount as of June 30, 2020 is as follows:

	Gross carrying amount
	As of the				Foreign
	beginning				currency		As of the
Class	of year	Additions	Transfers	Disposals	translation	Revaluation	end of year
Office equipment	629,119	42,658	—	—	(91,895)	—	579,882
Vehicles	3,604,537	248,800	(264,069)	(139,369)	(472,357)	—	2,977,542
Equipment and computer software	955,657	27,961	(375,242)	—	(142,697)	—	465,679
Fixtures and fittings	6,438,430	14,985	20,801	—	(993,785)	—	5,480,431
Machinery and equipment	10,233,501	556,693	(598,561)	—	(1,136,932)	—	9,054,701
Land and buildings	34,530,114	3,261	36,487	—	(4,772,065)	4,900,821	34,698,618
Buildings in progress	668,614	752,339	(57,288)	—	(93,126)	—	1,270,539
Total	57,059,972	1,646,697	(1,237,872)	(139,369)	(7,702,857)	4,900,821	54,527,392

7.   Accumulated depreciation as of June 30, 2020 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of	Disposals/		currency		as of the end
Class	year	Transfers	Of the year	translation	Revaluation	of year
Office equipment	415,682	—	35,879	(59,959)	—	391,602
Vehicles	1,818,836	(173,482)	426,623	(243,890)	—	1,828,087
Equipment and computer software	832,185	(307,816)	28,170	(119,308)	—	433,231
Fixtures and fittings	1,701,034	—	338,092	(237,770)	—	1,801,356
Machinery and equipment	3,896,810	(279,322)	553,399	(565,419)	—	3,605,468
Land and buildings	4,560,877	—	627,973	(604,216)	367,908	4,952,542
Total	13,225,424	(760,620)	2,010,136	(1,830,562)	367,908	13,012,286

F-1-37

The depreciation charge is included in Notes 8.3 and 8.4.The Group has no commitments to purchase property, plant and equipment items.

A detail of restricted assets is provided in Note 20.

Revaluation of property, plant and equipment

At a minimum, the Group updates their assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), taking into account the most recent independent valuations and market data. Valuations were performed at June 30, 2022. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 3.

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

	Value at cost
Class of property	06/30/2022	06/30/2021	06/30/2020
Land and buildings	20,661,443	17,937,729	12,549,876

7.8.	Intangible assets

Intangible assets as of June 30, 2022, 2021 and 2020 included the following

	06/30/2022	06/30/2021	06/30/2020
Gross carrying amount	94,229,557	78,019,203	42,832,837
Accumulated amortization	(17,524,688)	(10,676,841)	(7,499,373)
Net carrying amount	76,704,869	67,342,362	35,333,464

Net carrying amount of each class of intangible assets is as follows:

	Net carrying	Net carrying	Net carrying
	amount	amount	amount
Class	06/30/2022	06/30/2021	06/30/2020
Seed and integrated products
HB4 soy and breeding program	29,802,534	27,611,142	7,345,923
Integrated seed products	3,137,158	2,558,220	2,296,955
Crop nutrition
Microbiological products	5,792,348	3,996,657	2,503,631
Other intangible assets
Trademarks and patents	8,267,041	6,923,256	6,374,782
Software	2,167,985	1,849,041	686,965
Customer loyalty	22,537,803	19,404,046	16,125,208
RG/RS/OX Wheat	5,000,000	5,000,000	—
Total	76,704,869	67,342,362	35,333,464

F-1-38

1.     Gross carrying amount as of June 30, 2022 is as follows:

	Gross carrying amount
	As of the		Foreign
	beginning of		currency	As of the end
Class	the year	Additions	translation	of the year
Seed and integrated products
HB4 soy and breeding program	27,611,142	3,759,946	—	31,371,088
Integrated seed products	2,558,220	—	622,935	3,181,155
Crop nutrition	—
Microbiological products	6,037,680	1,389,738	1,428,003	8,855,421
Other intangible assets	—
Trademarks and patents	9,824,171	—	2,358,874	12,183,045
Software	3,784,593	389,039	1,002,741	5,176,373
Customer loyalty	23,203,397	—	5,259,078	28,462,475
RG/RS/OX Wheat	5,000,000	—	—	5,000,000
Total	78,019,203	5,538,723	10,671,631	94,229,557

2.      Accumulated amortization as of June 30, 2022 is as follows:

	Amortization
	Accumulated
	as of			Accumulated
	beginning of		Foreign currency	as of the end
Class	the year	Of the year	translation	of the year
Seed and integrated products
HB4 soy and breeding program	—	1,568,554	—	1,568,554
Integrated seed products	—	43,997	—	43,997
Crop nutrition
Microbiological products	2,041,023	505,133	516,917	3,063,073
Other intangible assets
Trademarks and patents	2,900,915	277,990	737,099	3,916,004
Software	1,935,552	591,077	481,759	3,008,388
Customer loyalty	3,799,351	1,174,641	950,680	5,924,672
Total	10,676,841	4,161,392	2,686,455	17,524,688

3.     Gross carrying amount as of June 30, 2021 is as follows:

	Gross carrying amount
			Additions
	As of the		from		Foreign
	beginning of		business	Transfers /	currency	As of the
Class	year	Additions	combination	Disposals	translation	end of year
Seed and integrated products
HB4 soy and breeding program (1)	7,345,923	20,471,002	—	(205,783)	—	27,611,142
Integrated seed products	2,296,955	—	—	—	261,265	2,558,220
Crop nutrition
Microbiological products	3,867,593	1,791,008	—	(51,716)	430,795	6,037,680
Other intangible assets
Trademarks and patents	8,432,746	4,834	499,329	—	887,262	9,824,171
Software	2,088,929	2,205,796	—	(711,441)	201,309	3,784,593
Customer loyalty	18,800,691	—	2,424,568	—	1,978,138	23,203,397
GLA/ARA safflower (Note 6)	—	2,931,699	—	(2,931,699)	—	—
RG/RS/OX Wheat (Note 6)	—	5,000,000	—	—	—	5,000,000
Total	42,832,837	32,404,339	2,923,897	(3,900,639)	3,758,769	78,019,203

(1)Of the total additions, $18.4 million are associated with Arcadia’s transaction mentioned in Note 6.

F-1-39

4.      Accumulated amortization as of June 30, 2021 is as follows:

	Amortization
	Accumulated
	as of		Foreign	Accumulated
	beginning of		currency	as of the end of
Class	year	Of the year	translation	year
Crop nutrition
Microbiological products	1,363,962	523,992	153,069	2,041,023
Other intangible assets
Trademarks and patents	2,057,964	626,420	216,531	2,900,915
Software	1,401,964	396,207	137,381	1,935,552
Customer loyalty	2,675,483	842,363	281,505	3,799,351
Total	7,499,373	2,388,982	788,486	10,676,841

5.     Gross carrying amount as of June 30, 2020 is as follows:

	Gross carrying amount
	As of the			Foreign
	beginning of			currency	As of the
Class	year	Additions	Disposals	translation	end of year
Seed and integrated products
HB4 soy and breeding program	6,120,336	1,225,587	—	—	7,345,923
Integrated seed products	2,627,946	38,143	—	(369,134)	2,296,955
Crop nutrition
Microbiological products	3,267,200	1,358,315	(286,496)	(471,426)	3,867,593
Other intangible assets
Trademarks and patents	9,810,822	—	—	(1,378,076)	8,432,746
Software	2,149,340	233,434	—	(293,845)	2,088,929
Customer loyalty	21,873,093	—	—	(3,072,402)	18,800,691
Total	45,848,737	2,855,479	(286,496)	(5,584,883)	42,832,837

6.     Accumulated amortization as of June 30, 2020, is as follows

	Amortization
	Accumulated
	as of			Foreign	Accumulated
	beginning of			currency	as of the end of
Class	year	Of the period	Disposals	translation	year
Crop nutrition
Microbiological products	1,059,083	471,135	(17,495)	(148,761)	1,363,962
Other intangible assets
Trademarks and patents	1,747,174	556,206	—	(245,416)	2,057,964
Software	1,154,617	399,090	—	(151,743)	1,401,964
Customer loyalty	2,271,437	723,103	—	(319,057)	2,675,483
Total	6,232,311	2,149,534	(17,495)	(864,977)	7,499,373

The amortization charge is included in Notes 8.3 and 8.4.

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

F-1-40

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

7.9.	Goodwill

	06/30/2022	06/30/2021	06/30/2020
Rizobacter Argentina S.A.	28,080,271	22,277,336	20,094,633
Bioceres Crops S.A.	7,523,324	6,003,780	5,432,222
Insumos Agroquímicos S.A.	470,090	470,090	—
	36,073,685	28,751,206	25,526,855

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

F-1-41

Management has made the estimates considering the cash flow projections projected by the management and third-party valuation reports on the assets, intangible assets and liabilities assumed. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The discount rate used ranges was 17% for Rizobacter and Bioceres Crops and 22% for Insuagro.

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

7.10.	Trade and other payables

	06/30/2022	06/30/2021	06/30/2020
Trade creditors	94,653,017	51,389,515	37,139,351
Shareholders and other related parties (Note 17)	44,579	52,864	1,031,710
Trade creditors - Parent company (Note 17)	670,730	193,718	2,210,308
Trade creditors - Joint ventures and associates (Note 17)	29,082,325	17,669,027	14,409,853
Taxes	1,265,771	2,556,945	2,163,552
Miscellaneous	133,198	229,339	335,088
	125,849,620	72,091,408	57,289,862

The book value of financial instruments in this note is reasonable.

F-1-42

7.11.       Borrowings

	06/30/2022	06/30/2021	06/30/2020
Current
Bank overdrafts	—	32,838	73,362
Bank borrowings	48,305,535	33,684,287	47,646,912
Corporate bonds	12,845,934	24,742,752	12,611,940
Trust debt securities	6,492,733	3,470,448	—
Net loans payables- Parents companies and related parties to Parent (Note 17)	3,657,266	3,578,921	3,389,521
Subordinated loan	—	11,276,611	—
	71,301,468	76,785,857	63,721,735
Non-current
Subordinated loan	—	—	10,364,045
Bank borrowings	9,912,901	4,161,827	3,497,671
Corporate bonds	61,264,268	37,826,641	18,364,894
Net loans payables- Parent companies and related parties to Parent (Note 17)	3,000,000	6,000,000	9,000,000
	74,177,169	47,988,468	41,226,610

The carrying value of some borrowings as of June 30, 2022, 2021 and 2020 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	06/30/2022		06/30/2021		06/30/2020
	Amortized		Amortized		Amortized
	cost	Fair value	cost	Fair value	cost	Fair value
Current
Bank borrowings	48,305,535	46,589,131	33,684,287	32,770,615	47,646,912	43,046,111
Corporate Bonds	12,845,934	12,467,941	24,742,752	24,085,087	12,611,940	11,997,981

Non-current
Bank borrowings	9,912,901	9,344,755	4,161,827	3,864,666	3,497,671	3,072,395
Corporate Bonds	61,264,268	56,550,746	37,826,641	32,656,097	18,364,894	16,135,876

7.12.   Employee benefits and social security

	06/30/2022	06/30/2021	06/30/2020
Current
Salaries, accrued incentives, vacations and social security	7,337,774	2,341,351	2,960,542
Key management personnel (Note 17)	281,347	2,338,727	1,550,050
	7,619,121	4,680,078	4,510,592

Non-current
Key management personnel (Note 17)	—	—	534,038
	—	—	534,038

7.13.   Deferred revenue and advances from customers

	06/30/2022	06/30/2021	06/30/2020
Advances from customers	5,895,313	6,277,313	2,865,437
	5,895,313	6,277,313	2,865,437

F-1-43

7.14.   Government grants

	06/30/2022	06/30/2021	06/30/2020
At of the beginning of the year	784	3,605	10,208
Received during the year	1,766	4,749	32,073
Currency conversion difference	(2,550)	(5,268)	(13,944)
Released to the statement of profit or loss	—	(2,302)	(24,732)
At the end of the year	—	784	3,605

The Group received government grants to fund research and development projects, some of which are related to the acquisition of property, plant and equipment while others are related to payment for certain expenses like salaries or inputs. Grants are generally implemented through direct payments to the supplier, delivery of cash or loans at subsidized rates. There are neither unfulfilled conditions nor other contingencies attaching to government grants or government assistance.

7.15.Provisions

	06/30/2022	06/30/2021	06/30/2020
Provisions for contingencies	603,022	449,847	417,396
	603,022	449,847	417,396

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

7.16.Private warrants

	06/30/2022	06/30/2021	06/30/2020
Private warrants	—	—	1,686,643
	—	—	1,686,643

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

F-1-44

On August 24, 2020, the Company completed an offer to exchange any and all of its 24,200,000 outstanding warrants, for either 0.12 Ordinary Shares (the “Exchange Shares”) or $0.45 in cash per Warrant, without interest (the “Cash Consideration”, and together with the Exchange Shares, the “Exchange Consideration”), at the election of the holder (the “Offer”). The Offer was made upon the terms and subject to the conditions set forth in the Company’s Tender Offer Statement and Schedule 13E-3 Statement on Schedule TO, originally filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2020, as amended and supplemented, and the related letter of election and transmittal and other offer materials.

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

As a result of the Offer and the redemption of the warrants, the Group recognized a total financial loss of $6.2 million in “Changes in fair value of financial assets or liabilities and other financial results” (Note 8.6) as consequence of the comparison between the fair value as of June 30, 2020 and the total amount paid.

7.17.  Convertible notes

On March 6, 2020, we issued $42.5 million convertible notes (“Notes”) in a private placement. The Notes originally would mature on March 6, 2023 unless earlier converted or repurchased. The conversion price of the Notes was $8.00 per share (the “Strike Price”). The Notes were convertible into cash, ordinary shares or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, we could elect to convert the Notes into ordinary shares through a mandatory conversion, provided that our free float exceeds $100 million and the share price has traded above the Strike Price for 10 consecutive days.

The Convertible notes accrued interest payable semi-annually beginning on June 15, 2020 at a rate of 11.5% per year payable in cash or in kind at our option. Payments in kind were capitalized by adding such interest to the outstanding principal amount of the Notes on each corresponding interest payment date.

On March 16, 2022, Bioceres entered into an agreement with the holders of the Notes to convert 75% of the outstanding principal amount of $49.1 million into 4.6 million of shares that were issued on April 1, 2022.

On August 5, 2022, we issued new secured guaranteed notes corresponding to the remaining 25% of the outstanding capital and the repurchase of the underlying 1,526,454 common shares for $24 million. The secured guaranteed notes mature 48 months after the issue date and bear interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date and 14.0% from 37 through 48 months after the issue date. Interest is payable semi-annually. They have no conversion rights into Bioceres ordinary shares. Bioceres can repurchase the new notes at par value at the end of months 24 and 36.

Additionally, on August 8, 2022, the Group has issued secured guaranteed convertible notes for a total principal amount of $55 million. The notes have a 4-year maturity and accrue interest at an annual interest rate of 9%, of which 5% is payable in cash and 4% in-kind. At any time up to maturity the note holders might opt to convert the outstanding principal amount into common shares of Bioceres at a strike price of $18 per share. The Company can repurchase the notes voluntarily 30 months after the issue date.

The carrying value of convertible notes as of June 30, 2022 measured at amortized cost does not differ significantly from their fair value.

F-1-45

7.18.   Changes in allowances and provisions

				Currency
			Uses and	conversion
Item	06/30/2021	Additions	reversals	difference	06/30/2022
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(5,858,503)	(1,598,042)	—	314,293	(7,142,252)
Allowance for obsolescence	(1,112,950)	(849,641)	270,032	587,809	(1,104,750)

Total deducted from assets	(6,971,453)	(2,447,683)	270,032	902,102	(8,247,002)

INCLUDED IN LIABILITIES

Provisions for contingencies	(449,847)	(292,732)	—	139,557	(603,022)

Total included in liabilities	(449,847)	(292,732)	—	139,557	(603,022)

Total	(7,421,300)	(2,740,415)	270,032	1,041,659	(8,850,024)

			Additions		Currency
			from business	Uses and	conversion
Item	06/30/2020	Additions	combination	reversals	difference	06/30/2021
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,886,832)	(698,741)	(852,926)	284,727	(704,731)	(5,858,503)
Allowance for impairment of related parties	(768)	—	—	565	203	—
Allowance for obsolescence	(1,107,870)	(643,530)	(8,850)	474,945	172,355	(1,112,950)

Total deducted from assets	(4,995,470)	(1,342,271)	(861,776)	760,237	(532,173)	(6,971,453)

INCLUDED IN LIABILITIES

Provisions for contingencies	(417,396)	(162,321)	—	3,503	126,367	(449,847)

Total included in liabilities	(417,396)	(162,321)	—	3,503	126,367	(449,847)

Total	(5,412,866)	(1,504,592)	(861,776)	763,740	(405,806)	(7,421,300)

F-1-46

				Currency
			Uses and	conversion
Item	06/30/2019	Additions	reversals	difference	06/30/2020
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,360,224)	(1,520,928)	2,115	992,205	(3,886,832)
Allowance for impairment of related parties	(75,596)	(879)	45,516	30,191	(768)
Allowance for obsolescence	(406,818)	(984,207)	6,390	276,765	(1,107,870)

Total deducted from assets	(3,842,638)	(2,506,014)	54,021	1,299,161	(4,995,470)

INCLUDED IN LIABILITIES

Provisions for contingencies	(439,740)	(208,377)	7,852	222,869	(417,396)

Total included in liabilities	(439,740)	(208,377)	7,852	222,869	(417,396)

Total	(4,282,378)	(2,714,391)	61,873	1,522,030	(5,412,866)

8.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8.1.   Revenue from contracts with customers

	06/30/2022	06/30/2021	06/30/2020
Sale of goods and services	326,460,004	204,674,072	170,574,909
Royalties	1,995,584	2,023,548	1,775,790
	328,455,588	206,697,620	172,350,699

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 17.

8.2.   Cost of sales

Item	06/30/2022	06/30/2021	06/30/2020
Inventories as of the beginning of the year	39,052,925	29,338,548	27,322,003
Business combination	—	5,611,918	—
Purchases of the year	229,990,487	112,084,246	88,195,797
Production costs	15,756,739	11,169,890	10,998,165
Foreign currency translation	2,323,554	(509,874)	(3,601,829)
Subtotal	287,123,705	157,694,728	122,914,136
Inventories as of the end of the year (*)	(78,759,610)	(39,052,925)	(29,338,548)
Cost of sales	208,364,095	118,641,803	93,575,588

(*) Net of agricultural products.

F-1-47

8.3.   R&D classified by nature

	Research	Research	Research
	and	and	and
	development	development	development
	expenses	expenses	expenses
Item	06/30/2022	06/30/2021	06/30/2020
Amortization of intangible assets	2,348,778	1,138,720	1,027,340
Commissions and royalties	57,662	—	—
Import and export expenses	—	5,220	17,303
Depreciation of property, plant and equipment	438,010	454,575	97,171
Freight and haulage	—	2,335	—
Employee benefits and social securities	1,787,163	1,430,277	787,931
Maintenance	87,707	54,551	59,219
Energy and fuel	59,170	44,518	52,614
Supplies and materials	1,533,211	1,401,869	871,930
Mobility and travel	140,179	29,783	70,138
Share-based incentives	48,934	—	—
Professional fees and outsourced services	197,289	235,443	94,286
Professional fees related parties	180,901	691,723	821,809
Office supplies	4,254	5,170	9,801
Information technology expenses	5,325	14,531	—
Insurance	12,541	24,439	5,353
Depreciation of leased assets	36,426	23,286	7,079
Impairment of R&D projects	—	51,716	269,001
Miscellaneous	9,910	9,499	4,295
Total	6,947,460	5,617,655	4,195,270

F-1-48

8.4.   Expenses classified by nature and function

		Selling, general
		and
		administrative	Total
Item	Production costs	expenses	06/30/2022
Amortization of intangible assets	177,782	1,634,832	1,812,614
Commissions and royalties	165,013	1,661,984	1,826,997
Import and export expenses	241,301	843,383	1,084,684
Depreciation of property, plant and equipment	1,243,606	2,087,389	3,330,995
Depreciation of leased assets	249,230	971,882	1,221,112
Impairment of receivables	—	1,598,042	1,598,042
Freight and haulage	931,592	9,528,553	10,460,145
Employee benefits and social securities	7,750,363	22,980,983	30,731,346
Maintenance	929,600	1,499,107	2,428,707
Energy and fuel	555,066	53,146	608,212
Supplies and materials	773,873	2,103,877	2,877,750
Mobility and travel	60,326	2,399,260	2,459,586
Publicity and advertising	—	4,840,864	4,840,864
Contingencies	—	292,732	292,732
Share-based incentives	—	1,381,811	1,381,811
Professional fees and outsourced services	1,483,627	7,792,707	9,276,334
Professional fees related parties	—	389,714	389,714
Office supplies and registrations fees	197,033	776,542	973,575
Insurance	99,001	1,620,959	1,719,960
Information technology expenses	1,002	1,863,134	1,864,136
Obsolescence	849,641	—	849,641
Taxes	47,296	10,671,564	10,718,860
Miscellaneous	1,387	491,347	492,734
Total	15,756,739	77,483,812	93,240,551

F-1-49

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2021
Amortization of intangible assets	—	1,250,262	1,250,262
Analysis and storage	23,417	123,168	146,585
Commissions and royalties	971,932	996,636	1,968,568
Import and export expenses	70,783	720,888	791,671
Depreciation of property, plant and equipment	1,274,206	1,319,758	2,593,964
Depreciation of leased assets	159,325	644,709	804,034
Impairment of receivables	—	560,931	560,931
Freight and haulage	488,683	3,894,696	4,383,379
Employee benefits and social securities	4,974,759	14,979,262	19,954,021
Maintenance	632,406	586,614	1,219,020
Energy and fuel	336,812	52,710	389,522
Supplies and materials	516,431	203,250	719,681
Mobility and travel	11,225	940,619	951,844
Publicity and advertising	—	2,518,286	2,518,286
Contingencies	—	158,818	158,818
Share-based incentives	—	1,655,135	1,655,135
Professional fees and outsourced services	787,462	7,668,043	8,455,505
Professional fees related parties	—	157,714	157,714
Office supplies	217,146	463,790	680,936
Insurance	79,272	993,738	1,073,010
Information technology expenses	441	1,347,374	1,347,815
Obsolescence	579,832	—	579,832
Taxes	44,228	6,001,292	6,045,520
Miscellaneous	1,530	364,208	365,738
Total	11,169,890	47,601,901	58,771,791

F-1-50

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2020
Amortization of intangible assets	—	1,122,194	1,122,194
Analysis and storage	46,620	23,851	70,471
Commissions and royalties	1,268,670	553,518	1,822,188
Import and export expenses	190,226	1,321,256	1,511,482
Depreciation of property, plant and equipment	1,170,624	742,341	1,912,965
Depreciation of leased assets	248,948	317,870	566,818
Impairment of receivables	—	1,499,298	1,499,298
Freight and haulage	541,019	3,458,525	3,999,544
Employee benefits and social securities	4,744,240	12,505,277	17,249,517
Maintenance	400,162	530,758	930,920
Energy and fuel	397,253	111,141	508,394
Supplies and materials	321,962	260,126	582,088
Mobility and travel	12,980	1,358,857	1,371,837
Publicity and advertising	—	1,718,572	1,718,572
Contingencies	—	200,525	200,525
Share-based incentives	—	3,428,029	3,428,029
Professional fees and outsourced services	575,566	2,752,852	3,328,418
Professional fees related parties	—	32,816	32,816
Office supplies	2,093	356,906	358,999
Insurance	64,019	295,206	359,225
Information technology expenses	—	917,230	917,230
Obsolescence	977,817	—	977,817
Taxes	28,724	4,656,318	4,685,042
Miscellaneous	7,242	181,562	188,804
Total	10,998,165	38,345,028	49,343,193

8.5.    Other income or expenses, net

	06/30/2022	06/30/2021	06/30/2020
Net result from commercialization of agricultural products	(5,536,561)	(1,236,533)	(687,868)
Reimbursements for exports	615,840	127,923	55,878
Expenses recovery	616,975	210,472	318,729
Other income or expenses, net	1,023,526	618,779	5,762
	(3,280,220)	(279,359)	(307,499)

F-1-51

8.6.    Finance results

	06/30/2022	06/30/2021	06/30/2020
Financial costs
Interest expenses with the Parents (Note 17)	(817,170)	(1,219,776)	(1,861,774)
Interest expenses	(14,135,820)	(17,702,770)	(17,535,324)
Financial commissions	(2,973,207)	(2,317,690)	(1,483,428)
	(17,926,197)	(21,240,236)	(20,880,526)

Other financial results
Exchange differences generated by assets	33,661,590	22,161,855	30,194,601
Exchange differences generated by liabilities	(46,154,598)	(35,541,048)	(50,815,215)
Changes in fair value of financial assets or liabilities and other financial results	2,966,135	(5,057,589)	(418,186)
Net gain of inflation effect on monetary items	1,646,774	11,824,678	9,216,684
	(7,880,099)	(6,612,104)	(11,822,116)
Total net financial cost	(25,806,296)	(27,852,340)	(32,702,642)

Profit from translation effects on Argentine Peso denominated loans held by Rizobacter accounted in Other comprehensive income or loss amounted to $4.1 million, $6.7 million, and $3.6 million in the years ended June 30, 2022, 2021 and 2020, respectively.

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

Given inflation that is expected in 2022, the Group has determined the income tax considering the application of the inflation adjustment for income tax in Argentina.

F-1-52

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	06/30/2022	06/30/2021	06/30/2020
Current assets
Income tax	1,647,398	990,881	112,220
	1,647,398	990,881	112,220
Non-current assets
Income tax	42,513	10,105	2,653
Minimum presumed income tax	1,899	2,484	3,376
	44,412	12,589	6,029

	06/30/2022	06/30/2021	06/30/2020
Liabilities
Income tax	7,538,764	7,452,891	1,556,715
	7,538,764	7,452,891	1,556,715

The roll forward of net deferred tax as of June 30, 2022, 2021 and 2020 is as follows:

	06/30/2022	06/30/2021	06/30/2020
Beginning of the year deferred tax	(22,421,125)	(14,164,930)	(17,358,162)
Additions for business combination	—	(777,622)	—
Charge for the year	1,031,836	(4,257,912)	1,888,006
Charge to OCI	2,645,997	(1,388,022)	(1,133,228)
Conversion difference	(6,251,277)	(1,832,639)	2,438,454
Total net deferred tax	(24,994,569)	(22,421,125)	(14,164,930)

F-1-53

The roll forward of deferred tax assets and liabilities as of June 30, 2022, 2021 and 2020 are as follows:

			Transfer
			from
		Income	deferred
	Balance	tax	tax	Charge	Conversion	Balance
Deferred tax assets	06/30/2021	provision	liabilities	to OCI	difference	06/30/2022
Tax Loss-Carry Forward	3,226,305	(553,702)	—	—	10,558	2,683,161
Changes in fair value of financial assets or liabilities	89,574	2,917	—	—	20,538	113,029
Trade receivables	609,913	(670,808)	—	—	152,499	91,604
Allowances	—	—	654,260	—	—	654,260
Royalties	485,426	(83,220)	—	—	122,851	525,057
Others	1,552,370	659,511	—	—	288,337	2,500,218
Total deferred tax assets	5,963,588	(645,302)	654,260	—	594,783	6,567,329

			Transfer
			from
	Balance	Income tax	deferred tax	Charge to	Conversion	Balance
	06/30/2021	provision	assets	OCI	difference	06/30/2022
Intangible assets	(10,624,621)	(599,428)	—	—	(2,440,650)	(13,664,699)
Property, plant and equipment	(12,632,296)	(1,149,988)	—	2,645,997	(3,054,273)	(14,190,560)
Inflation tax adjustment	(2,682,172)	1,744,722	—	—	(670,462)	(1,607,912)
Allowances	(78,076)	687,155	(654,260)	—	45,181	—
Inventories	(1,821,524)	872,120	—	—	(588,906)	(1,538,310)
Biological assets	(229,296)	287,329	—	—	(58,033)	—
Goverment grants	(3,179)	1,768	—	—	(804)	(2,215)
Others financial assets	(276,800)	(55,050)	—	—	(70,540)	(402,390)
Right-of-use leased asset	(32,651)	(73,770)	—	—	(7,573)	(113,994)
Others	(4,098)	(37,720)	—	—	—	(41,818)
Total deferred tax liabilities	(28,384,713)	1,677,138	(654,260)	2,645,997	(6,846,060)	(31,561,898)

Net deferred tax	(22,421,125)	1,031,836	—	2,645,997	(6,251,277)	(24,994,569)

				Transfer
				from
		Additions	Income	deferred
	Balance	for business	tax	tax	Charge	Conversion	Balance
Deferred tax assets	06/30/2020	combination	provision	liabilities	to OCI	difference	06/30/2021
Tax Loss-Carry Forward	2,362,657	—	982,329	—	—	(118,681)	3,226,305
Changes in fair value of financial assets or liabilities	41,183	—	51,037	—	—	(2,646)	89,574
Trade receivables	1,068,054	—	138,438	—	—	(596,579)	609,913
Royalties	245,140	—	214,493	—	—	25,793	485,426
Right-of-use leased asset	5,424	—	(38,793)	32,651	—	718	—
Others	813,294	370,556	(427,433)	—	—	795,953	1,552,370
Total deferred tax assets	4,535,752	370,556	920,071	32,651	—	104,558	5,963,588

F-1-54

				Transfer
				from
		Additions	Income	deferred
	Balance	for business	tax	tax	Charge	Conversion	Balance
Deferred tax liabilities	06/30/2020	combination	provision	assets	to OCI	difference	06/30/2021
Intangible assets	(6,839,112)	(882,434)	(2,188,663)	—	—	(714,412)	(10,624,621)
Property, plant and equipment	(9,365,882)	(537,922)	(357,614)	—	(1,388,022)	(982,856)	(12,632,296)
Borrowings	(7,930)	—	8,797	—	—	(867)	—
Inflation tax adjustment	(2,032,078)	73,755	(527,654)	—	—	(196,195)	(2,682,172)
Allowances	(209,490)	201,969	(46,622)	—	—	(23,933)	(78,076)
Inventories	(237,258)	(3,546)	(1,561,687)	—	—	(19,033)	(1,821,524)
Biological assets	—	—	(229,296)	—	—	—	(229,296)
Government grants	(3,939)	—	1,174	—	—	(414)	(3,179)
Others financial assets	—	—	(277,841)	—	—	1,041	(276,800)
Right-of-use leased asset	—	—	—	(32,651)	—	—	(32,651)
Others	(4,993)	—	1,423	—	—	(528)	(4,098)
Total deferred tax liabilities	(18,700,682)	(1,148,178)	(5,177,983)	(32,651)	(1,388,022)	(1,937,197)	(28,384,713)

Net deferred tax	(14,164,930)	(777,622)	(4,257,912)	—	(1,388,022)	(1,832,639)	(22,421,125)

			Transfer
			from
		Income	deferred
	Balance	tax	tax	Charge	Conversion	Balance
Deferred tax assets	06/30/2019	provision	liabilities	to OCI	difference	06/30/2020
Tax Loss-Carry Forward	2,663,813	(133,346)	—	—	(167,810)	2,362,657
Changes in fair value of financial assets or liabilities	32,062	20,222	—	—	(11,101)	41,183
Trade receivables	374,425	764,707	—	—	(71,078)	1,068,054
Goverment grants	2,649	(6,216)	3,939	—	(372)	—
Royalties	—	245,140	—	—	—	245,140
Right-of-use leased asset	—	5,676	—	—	(252)	5,424
Others	670,760	263,407	—	—	(120,873)	813,294
Total deferred tax assets	3,743,709	1,159,590	3,939	—	(371,486)	4,535,752

			Transfer
			from
		Income	deferred
	Balance	tax	tax	Charge	Conversion	Balance
Deferred tax liabilities	06/30/2019	provision	assets	to OCI	difference	06/30/2020
Intangible assets	(9,458,239)	1,469,311	—	—	1,149,816	(6,839,112)
Property, plant and equipment	(9,618,648)	45,028	—	(1,133,228)	1,340,966	(9,365,882)
Borrowings	(13,170)	3,548	—	—	1,692	(7,930)
Inflation tax adjustment	(1,706,092)	(589,811)	—	—	263,825	(2,032,078)
Allowances	(152,159)	(84,515)	—	—	27,184	(209,490)
Inventories	(153,563)	(110,152)	—	—	26,457	(237,258)
Goverment grants	—	—	(3,939)	—	—	(3,939)
Others	—	(4,993)	—	—	—	(4,993)
Total deferred tax liabilities	(21,101,871)	728,416	(3,939)	(1,133,228)	2,809,940	(18,700,682)

Net deferred tax	(17,358,162)	1,888,006	—	(1,133,228)	2,438,454	(14,164,930)

F-1-55

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Group’s Argentine subsidiaries are the most significant source of profit or loss before tax, the following reconciliation has been prepared using the Argentine statutory tax rate:

	06/30/2022	06/30/2021	06/30/2020
Earning before income tax-rate	14,063,630	10,530,548	6,443,338
Income tax expense by applying tax rate in force in the respective countries	(9,166,026)	(8,481,737)	(1,919,981)
Share of profit or loss of subsidiaries, joint ventures and associates	440,944	274,877	847,512
Stock options charge	(50,163)	(58,248)	(298,222)
Rate change adjustment	—	(1,780,962)	(144,660)
Non-deductible expenses	(303,518)	(365,350)	(84,128)
Untaxed gains	—	557,911	—
Representation expenses	—	—	(36,691)
Foreign investment coverage	510,487	390,170	551,968
Tax inflation adjustment	1,826,488	(2,182,988)	(1,174,964)
Result of inflation effect on monetary items and other finance results	(10,669,710)	(3,181,733)	(255,488)
Others	(561,036)	476,890	307,944
Income tax expenses	(17,972,534)	(14,351,170)	(2,206,710)

The Group did not recognize deferred income tax liabilities of $3,466,195, $2,497,033 and $1,052,022, as of June 30, 2022, 2021 and 2020, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

Principal statutory taxes rates in the countries where the Group operates for all of the years presented are:

	Income tax rate
Tax jurisdiction	2022	2021	2020
Argentina	25% - 35%	30%	30%
Cayman Island	0%	0%	0%
Paraguay	10%	10%	10%
Uruguay	25%	25%	25%
France	25%	26.5%	28%
Brazil	34%	34%	34%
United States of America	21%	21%	21%

	06/30/2022	06/30/2021	06/30/2020
Current tax expense	(19,004,370)	(10,093,258)	(4,094,716)
Deferred tax	1,031,836	(4,257,912)	1,888,006
Total	(17,972,534)	(14,351,170)	(2,206,710)

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2022 are as follows:

Fiscal year	Tax-Loss Carry forward	Tax-Loss Carry forward	Prescription	Tax jurisdiction
2018	155,328	44,758	2023	Argentina
2019	126,138	31,535	2024	Argentina
2020	813,278	203,320	2025	Argentina
2020	223,999	47,040	2040	United States of America
2021	4,135,303	1,197,750	2026	Argentina
2021	511,839	107,486	2041	United States of America
2022	2,980,889	826,118	2027	Argentina
2022	1,072,159	225,154	2042	United States of America
Total	10,018,933	2,683,161

The amount of tax losses for the fiscal year ended on June 30, 2022 is an estimate of the amount to be presented in the tax return.

F-1-56

The amount and expiry date of unused tax credits of Argentina minimum presumed income tax as of June 30, 2022 is as follows:

Fiscal year	Amount	Prescription
2014	362	2024
2015	767	2025
2016	770	2026
Total	1,899

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

10.    EARNING PER SHARE

	06/30/2022	06/30/2021	06/30/2020
Numerator
(Loss) profit for the year (basic EPS)	(7,199,618)	(6,870,163)	3,359,175
(Loss) profit for the year (diluted EPS)	(7,199,618)	(6,870,163)	3,359,175
Denominator
Weighted average number of shares (basic EPS)	42,302,318	39,218,632	36,120,447
Weighted average number of shares (diluted EPS)	42,302,318	39,218,632	36,416,988

Basic (loss) profit attributable to ordinary equity holders of the parent	(0.1702)	(0.1752)	0.0930
Diluted (loss) profit attributable to ordinary equity holders of the parent	(0.1702)	(0.1752)	0.0922

Diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has three categories of dilutive potential shares, warrants, share-based incentives, and convertible notes.

For the year ended June 30, 2022 and 2021 diluted EPS was the same as basic EPS as the effect of potential ordinary shares would be antidilutive.

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

F-1-57

11.   INFORMATION ABOUT COMPONENTS OF EQUITY

Capital issued

As of June 30, 2022, we had, (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 46,334,801 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 1,883,314 ordinary shares reserved for our equity compensation plans. Of the total issued shares we have repurchased 464,455 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

Convertible notes

Convertibles notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column. See Note 7.17

Non-controlling interests

The subsidiary whose non-controlling interest is significant as of June 30, 2022, 2021 and 2020 is:

Name	06/30/2022	06/30/2021	06/30/2020
Rizobacter Argentina S.A.	20%	20%	20%
Insumos Agroquimicos S.A.	38.68%	49.9%	—

Below is a detail of the summarized financial information of Rizobacter and Insuagro, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

Rizobacter

Summary financial statements:	06/30/2022	06/30/2021	06/30/2020
Current assets	294,372,669	175,906,282	148,256,827
Non-current assets	77,663,085	59,860,206	49,843,457
Total assets	372,035,754	235,766,488	198,100,284

Current liabilities	181,999,148	120,036,912	129,838,941
Non-current liabilities	98,070,280	57,480,984	32,935,399
Total liabilities	280,069,428	177,517,896	162,774,340

Equity attributable to controlling interest	91,965,153	58,246,057	35,324,227
Equity attributable to non-controlling interest	1,173	2,535	1,717
Total equity	91,966,326	58,248,592	35,325,944

Total liabilities and equity	372,035,754	235,766,488	198,100,284

F-1-58

Summary statements of comprehensive income or loss	06/30/2022	06/30/2021	06/30/2020
Revenues	280,625,028	189,749,478	162,404,866
Initial recognition and changes in the fair value of biological assets at the point of harvest	3,973,780	1,552,746	716,741
Cost of sales	(176,497,573)	(106,636,141)	(86,533,561)
Gross margin	108,101,235	84,666,083	76,588,046

Research and development expenses	(3,190,439)	(3,208,904)	(2,689,468)
Selling, general and administrative expenses	(59,057,350)	(37,500,952)	(36,103,289)
Share of profit or loss of joint ventures and associates	611,989	481,442	1,960,549
Other income	113,378	507,246	(380,871)
Operating profit	46,578,813	44,944,915	39,374,967

Financial results	(12,668,145)	(11,032,748)	(30,014,131)
Profit before taxes	33,910,668	33,912,167	9,360,836

Income tax expense	(16,788,853)	(14,141,515)	(3,830,106)
Result for the year	17,121,815	19,770,652	5,530,730

Foreign exchange differences on translation of foreign operations	1,824,666	1,704,590	1,281,974
Revaluation of property, plant and equipment, net of tax	(5,308,610)	(2,682,457)	3,921,091
Total comprehensive result	13,637,871	18,792,785	10,733,795

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2022, 2021 and 2020.

Insuagro

	06/30/2022	06/30/2021
Current assets	40,361,614	23,293,521
Non-current assets	2,295,965	2,907,928
Total assets	42,657,579	26,201,449

Current liabilities	35,464,893	20,297,799
Non-current liabilities	118,460	1,341,613
Total liabilities	35,583,353	21,639,412

Total equity	7,074,226	4,562,037

Total liabilities and equity	42,657,579	26,201,449

F-1-59

Summary statements of comprehensive income or loss (1)	06/30/2022	06/30/2021
Revenues	49,116,626	7,600,041
Cost of sales	(35,181,813)	(5,886,326)
Gross margin	13,934,813	1,713,715

Selling, general and administrative expenses	(7,894,444)	(1,065,147)
Other income or expenses, net	159,794	18,305
Operating profit	6,200,163	666,873

Financial results	(2,954,581)	(961,635)
Profit/(loss) before tax	3,245,582	(294,762)
Income tax	(1,421,973)	127,876
Profit/(loss) for the year	1,823,609	(166,886)

Exchange differences on translation of foreign operations	733,029	180,519
Total comprehensive result	2,556,638	13,633

(1)	For the year ended June 30, 2021, the results are from 9 April 2021, the date of the acquisition of Insuagro. See Note 6.

12.    CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2022	06/30/2021	06/30/2020
Investment activities
Net assets acquisition by business combination (1) (Note 6)	—	6,612,409	—
Settlement of receivables through PPE contribution	—	2,164,156	—
Investment in-kind in other related parties (Note 17)	1,580,556	714,359	476,292
Acquisition of assets financed by debt	—	7,637,972	—
Acquisition of assets through issuance of capital	—	15,000,000	—
Financed sale of property, plant and equipment	1,734,281	—	—
Non-monetary contributions in joint ventures and associates (Note 13)	3,000	2,931,699	250,000
	3,317,837	35,060,595	726,292

	06/30/2022	06/30/2021	06/30/2020
Financing activities
Capitalization of convertible notes	36,244,460	—	—
Consideration for acquisition	—	(2,625,335)	—
Acquisition of non-controlling interest in subsidiaries	255,893	—	—
	36,500,353	(2,625,335)	—

(1)The Group has incorporated the following assets and liabilities from Insuagro (see Note 6).

F-1-60

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisitions	notes	Total
As of June 30, 2019	103,556,730	3,279,265	—	106,835,995
Proceeds	93,273,502	—	42,075,000	135,348,502
Decrease bank overdraft and other short-term borrowings	(2,331,974)	—	—	(2,331,974)
Payments	(76,846,934)	(2,937,500)	—	(79,784,434)
Interest payment	(21,533,187)	—	—	(21,533,187)
Exchange differences, currency translation differences and other financial results	8,830,208	110,889	954,834	9,895,931
As of June 30, 2020	104,948,345	452,654	43,029,834	148,430,833

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2020	104,948,345	452,654	43,029,834	148,430,833
Proceeds	143,499,367	—	—	143,499,367
Decrease bank overdraft and other short-term borrowings	(3,442,491)	—	—	(3,442,491)
Payments	(113,100,032)	—	—	(113,100,032)
Financing for assets acquisitions	—	11,214,929	—	11,214,929
Debt incorporated by business combination	5,928,748	—	—	5,928,748
Interest payment	(12,923,745)	—	—	(12,923,745)
Exchange differences, currency translation differences and other financial results	(135,867)	122,950	5,634,178	5,621,261
As of June 30, 2021	124,774,325	11,790,533	48,664,012	185,228,870

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2021	124,774,325	11,790,533	48,664,012	185,228,870
Proceeds	140,431,184	—	—	140,431,184
Decrease bank overdraft and other short-term borrowings	(32,838)	—	—	(32,838)
Payments	(110,625,272)	—	—	(110,625,272)
Financing for assets acquisitions	—	264,661	—	264,661
Conversion of Convertible Notes (Note 7.17)	—	—	(36,244,460)	(36,244,460)
Interest payment	(8,787,586)	—	(4,222,248)	(13,009,834)
Exchange differences, currency translation differences and other financial results	(281,176)	847,596	4,361,767	4,928,187
As of June 30, 2022	145,478,637	12,902,790	12,559,071	170,940,498

F-1-61

13. JOINT VENTURES AND ASSOCIATES

	06/30/2022	06/30/2021	06/30/2020
Assets
Synertech Industrias S.A.	35,646,740	27,572,597	24,619,773
Indrasa Biotecnología S.A.	70,466	54,957	33,019
Alfalfa Technologies S.R.L.	74,827	97,920	—
Moolec Science Limited	2,759,059	2,931,699	—
Moolec Science S.A.	3,000	—	—
	38,554,092	30,657,173	24,652,792

	06/30/2022	06/30/2021	06/30/2020
Liabilities
Trigall Genetics S.A.	717,948	1,278,250	1,548,829
	717,948	1,278,250	1,548,829

Changes in joint ventures investments and affiliates:

	06/30/2022	06/30/2021	06/30/2020
As of the beginning of the year	29,378,923	23,103,963	23,350,125
Monetary contributions	—	101,883	—
Non-monetary contributions (Note 12)	3,000	2,931,699	250,000
Revaluation of property, plant and equipment	(586,268)	(413,618)	521,406
Share-based incentives	50,315	—	—
Foreign currency translation	7,845,756	2,657,567	(3,494,761)
Share of profit or loss	1,144,418	997,429	2,477,193
As of the end of the year	37,836,144	29,378,923	23,103,963

Share of profit or loss of joint ventures and affiliates:

	06/30/2022	06/30/2021	06/30/2020
Trigall Genetics S.A.	670,065	270,579	171,502
Synertech Industrias S.A.	856,006	708,550	2,294,332
Moolec Science Limited	(383,447)	—	—
Indrasa Biotecnología S.A.	1,794	18,300	11,359
	1,144,418	997,429	2,477,193

There are no significant restrictions on the ability of the joint ventures and affiliates to transfer funds to the Group for cash dividends, or to repay loans or advances made by the Group, except for the Argentinian legal obligation to establish a legal reserve for 5% of the profit for the year until reaching 20% of the capital for Argentinian entities.

F-1-62

Summarized financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in relation to the joint ventures is presented below:

	Trigall Genetics
Summarized balance sheet	06/30/2022	06/30/2021	06/30/2020
Current assets
Cash and cash equivalents	36,479	13,798	1,331
Other current assets	3,787,140	1,949,590	1,024,793
Total current assets	3,823,619	1,963,388	1,026,124
Non-current assets
Intangible assets	14,485,757	13,335,653	11,776,705
Total non-current assets	14,485,757	13,335,653	11,776,705
Current liabilities
Other current liabilities	1,638,939	1,257,070	869,700
Total current liabilities	1,638,939	1,257,070	869,700
Non-current liabilities
Financial liabilities	13,947,658	12,184,030	10,831,048
Other non- current liabilities	745,008	1,000,774	831,685
Total non-current liabilities	14,692,666	13,184,804	11,662,733
Net assets	1,977,771	857,167	270,396

	Trigall Genetics
Summarized statements of comprehensive income	06/30/2022	06/30/2021	06/30/2020
Revenue	2,205,849	1,110,303	799,625
Finance income	—	22,470	79,442
Finance expense	(97,419)	(3,586)	(1,863)
Depreciation and amortization	(234,190)	—	—
Profit of the year	1,340,129	586,773	172,670
Total comprehensive income	1,340,129	586,773	172,670

	Synertech
Summarized balance sheet	06/30/2022	06/30/2021	06/30/2020
Current assets
Cash and cash equivalents	202,078	540,149	18,251
Other current assets	39,346,866	17,274,878	17,983,868
Total current assets	39,548,944	17,815,027	18,002,119
Non-current assets
Property, plan and equipment	13,846,826	13,422,832	14,168,459
Other non- current assets	—	39,171	—
Total non-current assets	13,846,826	13,462,003	14,168,459
Current liabilities
Financial liabilities	6,995,247	1,346,327	5,484,866
Other current liabilities	17,684,155	6,807,330	4,719,276
Total current liabilities	24,679,402	8,153,657	10,204,142
Non-current liabilities
Financial liabilities	84,391	331,306	2,783,951
Other non- current liabilities	3,257,934	4,119,471	2,554,905
Total non-current liabilities	3,342,325	4,450,777	5,338,856
Net assets	25,374,043	18,672,596	16,627,580

F-1-63

	Synertech
Summarized statements of comprehensive income	06/30/2022	06/30/2021	06/30/2020
Revenue	61,117,486	23,759,744	21,501,725
Finance income	7,019,720	5,584,007	3,805,655
Finance expense	(8,644,475)	(6,283,955)	(6,666,508)
Depreciation and amortization	(1,339,357)	(39,171)	(1,076,699)
(Loss)/Profit of the year	(2,429,401)	1,776,244	5,099,582
Other comprehensive (loss)/income	(1,172,537)	(827,236)	1,042,811
Total comprehensive (loss)/income	(3,601,938)	949,008	6,142,393

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

Currently the segment generates revenue from ordinary activities through the sale of seeds, integrated product packs, royalties and licenses charged to third parties, among others.

-	Crop protection

The crop protection segment mainly includes the development, production and marketing of high-tech adjuvants and a full range of pest control molecules and biocontrol products. Adjuvants are used in mixtures to facilitate the application and effectiveness of active ingredients, such as insecticides, leading to better performance, reduced usage rates and lower residue levels. Insecticides and fungicides are applied to control pests and significantly reduce disease during the germination period.

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

F-1-64

The following tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2022	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	45,862,562	173,095,092	107,502,350	326,460,004
Royalties	1,995,584	—	—	1,995,584
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	3,672,192	1,171,749	1,544,089	6,388,030
Changes in the net realizable value of agricultural products after harvest	(214,350)	111,282	60,545	(42,523)
Total	51,315,988	174,378,123	109,106,984	334,801,095

Cost of sales	(21,839,689)	(124,489,307)	(62,035,099)	(208,364,095)
Gross profit per segment	29,476,299	49,888,816	47,071,885	126,437,000
% Gross margin	57%	29%	43%	38%

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2021	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	31,398,592	113,508,465	59,767,015	204,674,072
Royalties	2,023,548	—	—	2,023,548
Others
Government grants	2,302	—	—	2,302
Initial recognition and changes in the fair value of biological assets	1,394,127	606,269	825,859	2,826,255
Total	34,818,569	114,114,734	60,592,874	209,526,177

Cost of sales	(12,931,763)	(75,138,491)	(30,571,549)	(118,641,803)
Gross margin per segment	21,886,806	38,976,243	30,021,325	90,884,374
%	63%	34%	50%	43%

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2020	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	27,626,542	93,799,477	49,148,890	170,574,909
Royalties	1,775,790	—	—	1,775,790
Others
Government grants	24,732	—	—	24,732
Initial recognition and changes in the fair value of biological assets	41,755	418,712	256,274	716,741
Total	29,468,819	94,218,189	49,405,164	173,092,172

Cost of sales	(11,581,494)	(53,552,327)	(28,441,767)	(93,575,588)
Gross margin per segment	17,887,325	40,665,862	20,963,397	79,516,584
% of Segment Revenue	61%	43%	42%	46%

F-1-65

Revenue by similar group of products or services

The figures presented as of June 30, 2021 and 2020 were adjusted to consider the change in the aggregation criteria made by the Group during the year ended June 30, 2022.

	06/30/2022	06/30/2021	06/30/2020
Seed and integrated products	47,858,146	33,422,140	29,402,332
Seed Treatments Packs	29,056,276	29,072,060	25,528,284
Seed & Royalties Payments	6,384,927	4,350,080	3,874,048
HB4 Program	12,416,943	—	—

Crop protection	173,095,092	113,508,465	93,799,477
Adjuvants	51,211,406	50,443,314	44,556,460
Seed CP Products and Services	26,478,873	22,648,915	7,149,221
Other CP Products and Services	95,404,813	40,416,236	42,093,796

Crop nutrition	107,502,350	59,767,015	49,148,890
Inoculants & Biofertilizers	23,621,552	30,465,272	16,567,886
Micro-beaded Fertilizers	83,880,798	29,301,743	32,581,004

Total revenues	328,455,588	206,697,620	172,350,699

Geographical information

	06/30/2022	06/30/2021	06/30/2020
Argentina	261,624,779	157,352,242	130,918,908
Bolivia	430,233	3,707,107	2,982,953
Brazil	33,049,005	24,591,539	21,188,655
United States of America	5,086,007	2,504,696	1,515,185
Paraguay	6,845,952	5,369,912	4,428,078
South Africa	3,126,245	2,789,322	1,927,333
France	9,794,078	4,269,368	911,140
Uruguay	8,064,197	5,752,913	6,234,956
Rest of the world	435,092	360,521	2,243,491
Total revenues	328,455,588	206,697,620	172,350,699

F-1-66

	06/30/2022	06/30/2021	06/30/2020
Non-current assets
Argentina	124,025,426	107,077,617	93,682,114
Cayman Islands	27,399,033	24,837,572	—
United States	7,407,432	7,799,448	7,168,376
Paraguay	760,894	742,767	714,011
Brazil	2,836,570	3,460,634	685,587
Bolivia	51,097	33,133	15,588
South Africa	6,394	3,892	598
Francia	14,929	26,138	33,556
Colombia	11,304	18,461	22,313
Uruguay	173,800	48,502	53,282
Total non-current assets	162,686,879	144,048,164	102,375,425

Property, plant and equipment	49,908,325	47,954,596	41,515,106
Intangible assets	76,704,869	67,342,362	35,333,464
Goodwill	36,073,685	28,751,206	25,526,855
Total reportable assets	162,686,879	144,048,164	102,375,425
Total non-reportable assets	355,533,482	250,541,793	195,185,944
Total assets	518,220,361	394,589,957	297,561,369

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

F-1-67

b)Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2022, 2021 and 2020.

Financial assets by category

				Mandatorily measured at fair
	Amortized cost			value through profit or loss
Financial asset	06/30/2022	06/30/2021	06/30/2020	06/30/2022	06/30/2021	06/30/2020
Cash and cash equivalents	32,912,886	28,327,569	20,176,452	562,380	7,718,544	22,346,409
Other financial assets	884,964	1,523,438	4,713,161	5,136,010	10,735,422	9,045,935
Trade receivables	111,952,722	88,919,911	73,546,633	—	—	—
Other receivables (*)	7,642,707	5,005,283	3,349,901	—	—	—
Total	153,393,279	123,776,201	101,786,147	5,698,390	18,453,966	31,392,344

(*)	Advances expenses and tax balances are not included.

Financial liabilities by category

				Mandatorily measured at fair
	Amortized cost			value through profit or loss
Financial liability	06/30/2022	06/30/2021	06/30/2020	06/30/2022	06/30/2021	06/30/2020
Trade and other payables	125,849,620	72,091,408	57,289,862	—	—	—
Borrowings	145,478,637	124,774,325	104,948,345	—	—	—
Convertible notes	12,559,071	48,664,012	43,029,834	—	—	—
Lease liability	11,751,284	1,140,717	1,109,812	—	—	—
Consideration for acquisition of assets	12,902,790	11,790,533	452,654	—	—	—
Warrants	—	—	—	—	—	1,686,643
Total	308,541,402	258,460,995	206,830,507	—	—	1,686,643

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

F-1-68

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

Measurement at fair value at 06/30/2022	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	562,380	—	—
Other investments	4,403,605	732,405	—

Measurement at fair value at 06/30/2021	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	7,718,544	—	—
US Treasury bills	7,885,937	—	—
Other investments	2,110,414	739,071	—

Measurement at fair value at 06/30/2020	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	22,346,409	—	—
US Treasury bills	7,768,410	—	—
Other investments	1,176,977	100,548	—

Financial liabilities valued at fair value
Private warrants	—	—	1,686,643

Changes in financial liabilities valued at fair value level 3 for the year ended June 30,2020 are set below:

06/30/2020
As of the beginning of the year	2,861,511
Changes in finance results (1)	(1,174,868)
As of the end of the year	1,686,643

(1) The amount of the change in fair value for the year ended June 30,2020 is recognized in “Changes in fair value of financial assets or liabilities and other financial results”. See Note 8.6.

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

F-1-69

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 7.11).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

e)General objectives, policies and processes

The Board of Directors has overall responsibility for establishing and monitoring the Group’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the function to design and operate processes that ensure the effective implementation of the objectives and policies to the management that periodically reports to the Board of Directors on the evolution of the risk management activities and results. The overall objective of the Board of Directors is to set policies that seek to reduce risk as much as possible without unduly affecting the Group’s competitiveness and flexibility.

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

The Group adopted a code of ethics applicable to its principal executive, financial and accounting officers and all employees.

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

The Group sells seeds and integrated products, crop protection products, crop nutrition products, and other products and services to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, and farmers who purchase the Group’s seed products, integrated products, crop protection products and crop nutrition products. Type and class of customers may differ depending on the Group’s business segments.

The Group’s management determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available.

F-1-70

Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer taking into account its financial position, past experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined periodically. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis or by furnishing collateral satisfactory to the Group. The Group may still seek collateral and guarantees as it may consider appropriate regardless the credit profile of any customer.

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

To cover trade receivables, the Group has a credit insurance from Grupo Insur SRL, which periodically analyzes its customer portfolio.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in Management’s estimate, the loss embedded in debts, the collection of which is doubtful. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance

On that basis, the loss allowance as of June 30, 2022 was determined as follows:

	Gross carrying
	amount-trade	Expected Loss	Loss
	receivables	rate	allowance
Current	78,359,306	0.25%	199,472
More than 15 days past due	4,499,792	0.48%	21,764
More than 30 days past due	2,046,717	0.40%	8,113
More than 60 days past due	3,245,229	0.22%	7,033
More than 90 days past due	9,650,281	0.17%	16,089
More than 120 days past due	776,148	0.17%	1,294
More than 180 days past due	12,810,095	0.17%	21,751
More than 365 days past due	6,866,736	100%	6,866,736
Total 06/30/2022	118,254,304		7,142,252

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

The liquidity risk of each of the Group entities is managed centrally by the Group’s finance team.

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

F-1-71

The following table sets out the contractual maturities of financial liabilities:

			Between one	Between
	Up to 3	3 to 12	and three	three and	Subsequent
As of June 30, 2022	months	months	years	five years	years
Trade and other payables	57,094,063	71,093,030	—	—	—
Borrowings	13,087,870	56,356,858	77,961,511	—	—
Convertible notes	—	—	12,559,071	—	—
Leasing liabilities	366,413	1,105,619	10,352,317	—	—
Total	70,548,346	128,555,507	100,872,899	—	—

			Between one	Between
	Up to 3	3 to 12	and three	three and	Subsequent
As of June 30, 2021	months	months	years	five years	years
Trade and other payables	17,379,825	44,023,803	9,266	—	—
Borrowings	26,399,791	57,195,372	53,290,976	—	—
Convertible notes	—	—	48,664,012	—	—
Leasing liabilities	374,642	2,154,835	755,932	—	—
Total	44,154,258	103,374,010	102,720,186	—	—

			Between one	Between
	Up to 3	3 to 12	and three	three and	Subsequent
As of June 30, 2020	months	months	years	five years	years
Trade and other payables	28,150,681	29,130,428	463,568	—	—
Borrowings	35,863,852	34,810,916	43,799,397	—	—
Convertible notes	—	—	43,029,834	—	—
Leasing liabilities	196,717	625,463	483,725	—	—
Total	64,211,250	64,566,807	87,776,524	—	—

As of June 30, 2022, 2021 and 2020 the Group had no exposure to derivative liabilities.

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

Our policy is, where possible, to allow the Group entities to settle liabilities denominated in U.S. dollars with the cash generated from their own operations in U.S. dollars. We have liabilities denominated in U.S. dollars in entities utilizing the Argentine peso as functional currency, which expose us to foreign currency exchange risks. Such risks are partially mitigated by our revenues, which are denominated in U.S. dollars (mainly exports) or Argentine pesos but adjusted to reflect changes in U.S. Dollars.

We do not use foreign exchange derivatives to hedge our foreign exchange rate exposure. We periodically evaluate the use of derivatives and other financial instruments to hedge our foreign exchange rate exposure, but do not have any exchange rate related financial instruments in place.

The table below sets forth our net exposure to currency risk as of June 30, 2022, 2021 and 2020:

Net foreign currency position	06/30/2022	06/30/2021	06/30/2020
Amount expressed in US$	(56,798,395)	(50,608,592)	(52,968,976)

Considering only this net currency exposure as of June 30, 2020, if an Argentine peso/US dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses.

F-1-72

We estimate that a devaluation or an appreciation of the Argentine peso against the U.S. dollar of 20% during the year ended June 30, 2022 would have resulted in a net pre-tax loss or gain of approximately $11.4 million (Argentine peso amount expressed in US$).

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

The Group’s debt composition is set out below.

	06/30/2022	06/30/2021	06/30/2020
	Carrying	Carrying	Carrying
	amount	amount	amount
Fixed-rate instruments
Current financial liabilities	(71,694,064)	(73,125,807)	(62,490,975)
Non-current financial liabilities	(96,205,253)	(108,236,265)	(84,253,034)

Variable-rate instruments
Current financial liabilities	(2,655,966)	(3,660,050)	(1,230,760)
Non-current financial liabilities	(385,215)	(206,748)	(456,064)

Holding all other variables constant, including levels of our external indebtedness, as of June 30, 2022 a one percentage point increase in floating interest rates would increase interest payable by less than $ 0.1 million.

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

F-1-73

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

The information about the right-of-use and liabilities related with lease assets is as follows:

	06/30/2022	06/30/2021
Right-of-use leased asset
Book value at the beginning of the year	3,688,150	2,369,326
Additions of the year	10,429,919	913,321
Exchange differences	1,709,963	405,503
Book value at the end of the year	15,828,032	3,688,150

	06/30/2022	06/30/2021
Depreciation
Book value at the beginning of the year	2,360,490	1,254,729
Exchange differences	65,978	278,441
Depreciation of the period/year	1,257,538	827,320
Accumulated depreciation at the end of the year	3,684,006	2,360,490
Total	12,144,026	1,327,660

	06/30/2022	06/30/2021
Lease liability
Book value at the beginning of the year	1,140,717	1,109,812
Additions of the year	9,937,271	259,427
Interest expenses, exchange differences and inflation effects	1,708,060	500,442
Payments of the year	(1,034,764)	(728,964)
Total	11,751,284	1,140,717

	06/30/2022	06/30/2021
Lease Liabilities
Non-current	10,338,380	390,409
Current	1,412,904	750,308
Total	11,751,284	1,140,717

	06/30/2022	06/30/2021
Machinery and equipment	828,977	661,544
Vehicles	1,115,087	1,061,184
Equipment and computer software	742,382	582,101
Land and buildings	13,141,586	1,383,321
	15,828,032	3,688,150

(1)	The incremental borrowing rate used was 3.44%.

F-1-74

17.  SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2022, 2021 and 2020, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Value of transactions for the year ended
Party	Transaction type	06/30/2022	06/30/2021	06/30/2020
Joint ventures and associates	Sales and services	25,585,104	9,404,716	6,139,155
Joint ventures and associates	Purchases of goods and services	(62,876,997)	(23,395,323)	(21,634,936)
Joint ventures and associates	Equity contributions	3,000	3,033,582	250,000
Key management personnel	Salaries, social security benefits and other benefits	(4,042,348)	(3,376,292)	(5,333,469)
Key management personnel	Net loans cancelled	—	664,398	—
Key management personnel	Interest gain	—	9,782	44,619
Shareholders and other related parties	Sales of goods and services	844,587	572,110	1,871,613
Shareholders and other related parties	Purchases of goods and services	(2,904,956)	(3,092,506)	(1,881,105)
Shareholders and other related parties	Net loans granted	421,691	—	—
Shareholders and other related parties	Interest gain	42,813	—	—
Shareholders and other related parties	In-kind contributions	1,580,556	714,359	476,292
Parent company and related parties to Parent (Note 8.6)	Interest expenses	(817,170)	(1,219,776)	(1,861,774)
Parents companies and related parties to Parents (Note 7.5)	Net loans cancelled	—	(101,241)	—
Total		(42,163,720)	(16,786,191)	(21,929,605)

		Amounts receivable from related parties
Party	Transaction type	06/30/2022	06/30/2021	06/30/2020
Parent company and related parties to Parent	Other receivables	—	770,549	102,069
Shareholders and other related parties	Trade debtors	640,258	—	1,090,004
Shareholders and other related parties	Allowance for impairment	—	—	(768)
Other receivables - Other related parties	Other receivables	1,182	134,172	83,839
Joint ventures and associates	Trade debtors	22,429	221,048	120,992
Joint ventures and associates	Other receivables	2,987,765	2,219,863	1,562,340
Total		3,651,634	3,345,632	2,958,476

		Amounts payable to related parties
Party	Transaction type	06/30/2022	06/30/2021	06/30/2020
Parent company and related parties to Parent	Trade creditors	(670,730)	(193,718)	(2,210,308)
Parent company and related parties to Parent	Net loans payables	(6,657,266)	(9,578,921)	(12,389,521)
Key management personnel	Salaries, social security benefits and other benefits	(281,347)	(2,338,727)	(2,084,088)
Shareholders and other related parties	Trade and other payables	(44,579)	(52,864)	(1,031,710)
Joint ventures and associates	Trade creditors	(29,082,325)	(17,669,027)	(14,409,853)
Total		(36,736,247)	(29,833,257)	(32,125,480)

18.  KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2022, 2021 and 2020.

	06/30/2022	06/30/2021	06/30/2020
Salaries, social security and other benefits	2,611,603	1,721,157	1,905,440
Share-based incentives	1,430,745	1,655,135	3,428,029
Total	4,042,348	3,376,292	5,333,469

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

F-1-75

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

The compensation of key executives is determined by the Compensation Committee based on the performance of individuals and market trends.

19.  SHARE-BASED PAYMENT

a) Incentive payments based on options

-Share option plan for directors and senior management: plan granted up to 1,200,000 underlying ordinary shares. The options have an exercise price of $4.55 and expire on October 31, 2029.

-Share Option Plan for junior management: plan granted up to 100,000 underlying ordinary shares to certain key employees. The options have an exercise price of $5.55 and expire on October 23, 2030.

Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

The fair value of the stock options at the grant date was estimated using the “Black-Scholes” model, considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Directors and Sr. Management		Junior Management
Weighted average fair value of shares	$5.42		$13.98
Exercise price	$4.55		$5.55
Weighted average expected volatility (*)	29.69%		42.18%
Dividend rate	0%		0%
Weighted average risk-free interest rate	1.66%		1.17%
Weighted average expected life	9.89	years	9.22	years
Weighted average fair value of stock options at measurement date	$2.47		$10.1

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

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the years ended June 30, 2022, 2021, and 2020:

	06/30/2022		06/30/2021		06/30/2020
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	options	price	options	price	options	price
At the beginning of the year	1,166,667	$4.55	1,200,000	$4.55	—	—
Granted during the year	93,600	$5.55	—	—	1,200,000	$4.55
Annulled during the year	—	—	—	—	—	—
Exercised during the year	(168,332)	$4.55	(33,333)	$4.55	—	—
Expired during the year	—	—	—	—	—	—
Effective at the end of the year	1,091,935	$4.63	1,166,667	$4.55	1,200,000	$4.55

Exercise price of options effective at the end of the period was calculated using weighted average.

The charge of the plan recognized during the year was $0.3 million and $0.7 for fiscal year 2022 and 2021.

F-1-76

b) Annual compensation - Bonus

Bonus in Cash is an annual cash incentive awarded up to an amount that is five times the individual’s monthly salary, which can be increased by $30,000 in value if the recipient decides to receive the base bonus in ordinary shares, to each of the executive offices. The bonus will be granted upon the meeting by the Company of certain financial and operational objectives. Each year the Board of Directors defines the objectives upon approval of the annual budget.

The charge of the plan recognized during the year ended June 30, 2022 and 2021 was $0.2 million and $0.4 million, respectively.

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares to certain executives officers, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

The charge of the plan recognized during the year ended June 30, 2022 and 2021 was $0.2 million and $0.5 million, respectively.

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

As of June 30, 2021, 147,788 shares from the 2020 annual compensation plan were already issue.

As of the date of issuance of these financial statements, shares from the 2021 annual compensation plan were already issue for a total of 66,823.

c) Bonus in performance

This plan is an in-kind incentive awarded in ordinary shares that contains a performance target that is related to the market price of the Company’s shares. Market-based performance conditions were included in the grant-date fair value measurement.

The fair value of the shares at the grant date was estimated using the “Black-Scholes” model, considering the terms and conditions under which the bonus in performance were granted.

Factor	Bonus in performance
Stock price at the grant date	$5.42		$5.42
Exercise Price	$10.5		$21.0
Weighted average expected volatility	24.78%		24.78%
Dividend rate	0%		0%
Weighted average risk-free interest rate	1.52%		1.52%
Weighted average expected life	2.63	years	2.63	years
Weighted average fair value of stock at measurement date	$0.479		$0.005

The charge of the plan recognized during the year ended June 30, 2020 was $0.3 million.

On March 16, 2021, one of the target was achieved and on May 14, 2021 the company issued 800,000 shares.

d)	Employee Stock Purchase Plan (ESPP)

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

F-1-77

20.CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The new secured guaranteed notes and the convertibles notes referenced in Note 7.17 are secured by substantially all of the assets located in the United States of Pro Farm Group, Inc. and its U.S. subsidiaries (see Note 22) and are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Pro Farm Group, Inc., Pro Farm Michigan Manufacturing LLC, Pro Farm, Inc., Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda., Glinatur S.A. and Pro Farm OU.

21.IMPACT OF COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. COVID-19 has disrupted business activities in Argentina and worldwide. The Group’s operations, which involve agricultural production and commercialization activities, have been mostly exempted from the disruption. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted.

The Board of Directors and senior management are closely monitoring the situation and taking all necessary measures at their disposal to protect human life and the Group’s operations and financial condition.

22.EVENTS OCCURRING AFTER THE REPORTING PERIOD

On July 12, 2022, we announced the closing of the merger (the “Pro Farm Merger”) with Pro Farm Group, Inc. (formerly Marrone Bio Innovations Inc.), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated March 16, 2022, among us, BCS Merger Sub, Inc., a wholly owned subsidiary of Bioceres, and Pro Farm Group, Inc.. Upon the closing of the Pro Farm Merger, Pro Farm Group, Inc. became a wholly owned subsidiary of Bioceres and each share of Pro Farm Group, Inc. common stock was exchanged for our ordinary shares at a fixed exchange ratio of 0.088.

Pro Farm Group, Inc. is a growth-oriented agricultural company leading the movement to environmentally sustainable farming practices through the discovery, development and sale of innovative biological products for crop protection, crop health and crop nutrition. The company’s commercial products are sold globally and supported by more than 500 issued and pending patents. Pro Farm Group, Inc. develops novel, environmentally sound solutions for agriculture using proprietary technologies to isolate and screen naturally occurring microorganisms and plant extracts.

The combined company will have a diverse customer base, product portfolio and geographic reach across a wide range of crops, positioned to serve the massive market opportunity emerging from the bio-reduction and replacement of chemical ag inputs. It combines our expertise in bionutrition and seed care products with Pro Farm Group’s leadership in the development of biological crop protection and plant health solutions, creating a global leader in the development and commercialization of sustainable agricultural solutions.

F-1-78

Estimated fair value of the consideration of payment

(amount in $ thousands)

Shares issued	154,795
Assumed share-based payments	2,127
Cash	29
Total consideration of payment	156,951

The consideration of payment was measured at fair value, which was calculated as the sum of the acquisition-date fair values of the assets transferred, and the liabilities incurred.

Estimated assets acquired and liabilities assumed.

(amount in $ thousands)

Cash and cash equivalents	3,749
Accounts receivable	10,436
Inventories	10,902
Prepaid expenses and other current assets	1,481
Property, plant and equipment, net	13,140
Right of use assets, net	3,005
Intangible assets, net	96,894
Restricted cash	1,560
Other assets	684
Accounts payable	(8,490)
Accrued liabilities	(10,934)
Deferred revenue	(1,287)
Lease liability	(3,245)
Debt	(28,818)
Deferred tax	(16,705)
Other liabilities	(562)
Fair value of net assets acquired	71,810

Goodwill	85,141

Total consideration	156,951

Goodwill is not expected to be deductible for tax purposes.

At the time of these financial statements are authorized for issuance, the accounting of Pro Farm Merger has not been completed. The figures reported above are presented as an initial estimation.

On September 15, 2022, we entered into a 10-year agreement with Syngenta Seedcare (“Syngenta”), under which Syngenta will become the exclusive global distributor of Bioceres’ biological solutions for seed care applications. The agreement covers nitrogen-fixing Rhizobia seed treatment solutions, and other biological seed treatment solutions currently in the portfolio or pipeline of Rizobacter. The products in the agreement will be sold under the trademarks owned by Bioceres or its Affiliates. Third party or private labels will be discussed on a case-by-case basis.

Pro Farm Group’s biological solutions are not included in scope of the current agreement. Bioceres retains global rights for use on HB4 crops and, in the United States, Syngenta rights will be non-exclusive with respect to certain customers.

The exclusive commercial collaboration is global, except for Argentina where both parties will continue to work under the existing framework. Implementation will be staggered, commencing in 2023, and subject to regulatory clearances.

The agreement establishes a joint R&D program to accelerate the development and registration of Bioceres’ Pipeline Products and new solutions for seed treatment, foliar and other applications, globally. Funding for R&D platform will be shared, with Syngenta funding at 70% for selected Products.

F-1-79

In consideration of the rights granted to Syngenta under the distribution agreement and the R&D collaboration, Syngenta will pay an upfront payment of $50 million to Bioceres. For the duration of the agreement, Bioceres will receive 50% to 30% of the profits generated by sales conducted by Syngenta, depending on the geography and the year. The agreement sets global minimum targets for profits to be received by Bioceres, in order for Syngenta to retain its exclusive rights. Syngenta will cover all operating expenses incurred in connection with the marketing and sale in exclusive territory. Bioceres’ subsidiary Rizobacter will act as the exclusive supplier to Syngenta for products under the agreement.

Subsequent to June 30, 2022, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.

F-1-80

PRO FARM GROUP, INC.

Formerly MARRONE BIO INNOVATIONS, INC.

JUNE 30, 2022

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-2-81

MARRONE BIO INNOVATIONS, INC.

Condensed Consolidated Balance Sheets

(In Thousands, Except Par Value)

	JUNE 30,	DECEMBER 31,
	2022	2021
	(unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$3,749	$19,623
Accounts receivable	10,436	13,211
Inventories	10,902	8,633
Prepaid expenses and other current assets	1,481	1,211
Total current assets	26,568	42,678
Property, plant and equipment, net	12,646	12,676
Right of use assets, net	3,005	3,637
Intangible assets, net	17,841	19,011
Goodwill	6,740	6,740
Restricted cash	1,560	1,560
Other assets	684	754
Total assets	$69,044	$87,056

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$8,490	$2,687
Accrued liabilities	12,044	14,851
Deferred revenue, current portion	295	360
Lease liability, current portion	1,434	1,381
Debt, current portion, net	20,726	25,909
Total current liabilities	42,989	45,188
Deferred revenue, less current portion	992	1,165
Lease liability, less current portion	1,811	2,511
Debt, less current portion, net	7,489	7,691
Other liabilities	562	848
Total liabilities	53,843	57,403
Commitments and contingencies
Stockholders' equity:
Preferred stock: $0.00001 par value; 20,000 shares authorized and no shares issued or outstanding at June 30, 2022 and December 31, 2021	—	—
Common stock: $0.00001 par value; 250,000 shares authorized, 182,624 and 182,224 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	1	1
Additional paid in capital	388,729	387,023
Accumulated deficit	(373,529)	(357,371)
Total stockholders' equity	15,201	29,653
Total liabilities and stockholders' equity	$69,044	$87,056

See accompanying notes.

F-2-82

MARRONE BIO INNOVATIONS, INC.

Condensed Consolidated Statements of Operations

(In Thousands, Except Per Share Amounts)

(Unaudited)

	THREE	THREE	SIX	SIX
	MONTHS	MONTHS	MONTHS	MONTHS
	ENDED	ENDED	ENDED	ENDED
	JUNE 30,	JUNE 30,	JUNE 30,	JUNE 30,
	2022	2021	2022	2021
Revenues:
Product	$10,394	$12,476	$21,376	$23,380
License	181	122	296	256
Total revenues	10,575	12,598	21,672	23,636
Cost of product revenues	5,269	4,830	10,160	8,899
Gross profit	5,306	7,768	11,512	14,737
Operating Expenses:
Research, development and patent	2,970	2,836	6,130	5,348
Selling, general and administrative	10,551	7,288	20,619	14,771
Total operating expenses	13,521	10,124	26,749	20,119
Loss from operations	(8,215)	(2,356)	(15,237)	(5,382)
Other income (expense):
Interest expense	(555)	(355)	(1,106)	(748)
Change in fair value of contingent consideration	—	(178)	32	(44)
Other income, net	(26)	(143)	(92)	(78)
Total other expense, net	(581)	(676)	(1,166)	(870)
Net loss before income taxes	$(8,796)	$(3,032)	(16,403)	(6,252)
Income tax benefit (expense)	236	(3)	247	(44)
Net Loss	$(8,562)	$(3,035)	$(16,158)	$(6,296)
Basic and diluted net loss per common share:	$(0.05)	$(0.02)	$(0.09)	$(0.04)
Weighted-average shares outstanding used in computing basic and diluted net loss per common share:	182,460	175,570	182,371	172,229

See accompanying notes.

F-2-83

MARRONE BIO INNOVATIONS, INC.

Condensed Consolidated Statements of Stockholder’s Equity

For the Three and Six Months Ended June 30, 2022 and 2021

(In Thousands)

(Unaudited)

					TOTAL
	COMMON STOCK		ADDITIONAL	ACCUMULATED	STOCKHOLDERS’
	SHARES	AMOUNT	PAID IN CAPITAL	DEFICIT	EQUITY
Balance at January 1, 2022	182,224	$1	$387,023	$(357,371)	$29,653
Net loss	—	—	—	(7,596)	(7,596)
Share-based compensation	—	—	750	—	750
Employee stock purchase plan	—	—	65	—	65
Settlement of restricted stock units	51	—	—	—	—
Balance at March 31, 2022	182,275	$1	$387,838	$(364,967)	$22,872
Net loss	—	—	—	(8,562)	(8,562)
Net settlement of options	20	—	16	—	16
Share-based compensation	—	—	834	—	834
Employee stock purchase plan	241	—	41	—	41
Settlement of restricted stock units, net	88	—	—	—	—
Balance at June 30, 2022	182,624	$1	$388,729	$(373,529)	$15,201

					TOTAL
	COMMON STOCK		ADDITIONAL	ACCUMULATED	STOCKHOLDERS’
	SHARES	AMOUNT	PAID IN CAPITAL	DEFICIT	EQUITY
Balance at January 1, 2021	167,478	$1	$372,226	$(340,817)	$31,410
Net loss	—	—	—	(3,261)	(3,261)
Net settlement of options	21	—	27	—	27
Share-based compensation	—	—	915	—	915
Employee stock purchase plan	—	—	86	—	86
Settlement of restricted stock units	88	—	—	—	—
Exercise of warrants	7,687	—	6,175	—	6,175
Balance at March 31, 2021	175,274	$1	$379,429	$(344,078)	$35,352
Net loss	—	—	—	(3,035)	(3,035)
Net settlement of options	28	—	36	—	36
Share-based compensation	—	—	881	—	881
Employee stock purchase plan	153	—	94	—	94
Settlement of restricted stock units	67	—	—	—	—
Issuance and settlement of restricted stock units in lieu of bonus payments	149	—	348	—	348
Issuance of common stock in settlement of contingent consideration	558	—	1,004	—	1,004
Balance at June 30, 2021	176,229	$1	$381,792	$(347,113)	$34,680

See accompanying notes

F-2-84

MARRONE BIO INNOVATIONS, INC.

Condensed Consolidated Statements of Cash Flows

(In Thousands)

(Unaudited)

	SIX MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30,	JUNE 30,
	2022	2021
Cash flows from operating activities
Net loss	$(16,158)	$(6,296)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,774	1,751
Change in inventory reserves	(87)	19
Right of use assets amortization	632	485
Share-based compensation	1,584	1,796
Non-cash interest expense	66	93
Change in fair value of contingent consideration	(32)	44
Net changes in operating assets and liabilities:
Accounts receivable	2,775	(4,390)
Inventories	(2,182)	120
Prepaid Expenses and other assets	(200)	129
Accounts payable	5,843	(204)
Accrued and other liabilities	(3,053)	1,065
Lease Liability	(647)	(505)
Deferred revenue	(295)	(370)
Net cash used in operating activities	(9,980)	(6,263)
Cash flows from investing activities
Payment of consideration in connection with previous asset purchase	—	(750)
Purchases of property, plant and equipment	(614)	(544)
Net cash used in investing activities	(614)	(1,294)
Cash flows from financing activities
Proceeds from secured borrowings	17,003	23,584
Repayment in secured borrowings	(22,221)	(20,666)
Repayment of debt	(184)	(155)
Net settlement of options	16	63
Proceeds from employee stock purchase plan	106	180
Exercise of warrants	—	6,175
Net cash provided by financing activities	(5,280)	9,181
Net increase in cash and cash equivalents and restricted cash	(15,874)	1,624
Cash and cash equivalents and restricted cash, beginning of period	21,183	17,401
Cash and cash equivalents and restricted cash, end of period	$5,309	$19,025

Supplemental disclosure of cash flow information
Cash paid for interest	$1,032	$649
Supplemental disclosure of non-cash investing and financing activities
Property, plant and equipment included in accounts payable and accrued liabilities	$40	$68
Right of use assets (non-cash) acquired	$—	$299
Conversion of accrued liabilities into equity associated with the granting of restricted stock units	$—	$348
Contingent consideration milestone settled in common shares	$—	$1,004

See accompanying notes.

F-2-85

MARRONE BIO INNOVATIONS, INC.

Notes to Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited)

1. Summary of Business, Basis of Presentation

Marrone Bio Innovations, Inc. (the “Company”), was incorporated under the laws of the State of Delaware on June 15, 2006, and is located in Raleigh, North Carolina. In July 2012, the Company formed a wholly-owned subsidiary, Marrone Michigan Manufacturing LLC (“MMM LLC”), which holds the assets of a manufacturing plant the Company purchased in July 2012. In September 2019 the Company closed its acquisition of Pro Farm Technologies OY, a Finnish limited company, which consisted of Pro Farm Technologies OY and its five subsidiaries Pro Farm International Oy (Finland), Pro Farm OU (Estonia), Pro Farm Technologies Comercio de Insumos Agricolas do Brasil ltda. (Brazil – 99% controlling interest), Pro Farm Inc. (Delaware), and Glinatur SA (Uruguay) (collectively “Pro Farm”). As a result of the acquisition, Pro Farm became a wholly-owned subsidiary of the Company. In December 2019, the Company created its subsidiary Pro Farm Russia, LLC (Russia). The condensed consolidated financial statements include the accounts of the Company and its wholly-owned and substantially owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying condensed consolidated financial information as of June 30, 2022, and for the three and six months ended June 30, 2022 and 2021, has been prepared by the Company, without audit, in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting. Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such SEC rules and regulations and accounting principles applicable for interim periods. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The information included in this Quarterly Report on Form 10-Q should be read in connection with the consolidated financial statements and accompanying notes included in the Company’s Annual Report filed on Form 10-K for the fiscal year ended December 31, 2021.

In the opinion of management, the condensed consolidated financial statements as of June 30, 2022, and for the three and six months ended June 30, 2022 and 2021, reflect all adjustments, which are normal recurring adjustments, necessary to present a fair statement of financial position, results of operations and cash flows. The results of operations for the three and six months ended June 30, 2022 are not necessarily indicative of the operating results for the full fiscal year or any future periods.

The Company is a growth-oriented agricultural company that supports environmentally sustainable farming practices through the discovery, development and sale of innovative biological products for crop protection, crop health and crop nutrition. The Company’s portfolio of 18 products helps customers operate more sustainably while increasing their return on investment. The Company’s products are used globally and can be applied as foliar treatments or as seed-and-soil treatments, either on their own or in combination with other agricultural products. The Company targets the major markets that use conventional chemical products, including certain agricultural markets where its biological products are used as alternatives for, or mixed with, conventional chemical products. The Company also targets new markets for which (i) there are no available conventional chemical products or (ii) the use of conventional chemical products may not be desirable or permissible either because of health and environmental concerns (including for organically certified crops) or because the development of pest resistance has reduced the efficacy of conventional chemical products. The Company’s products are sold through distributors and other commercial partners to growers around the world for use in integrated pest management systems that improve efficacy and increase yields while protecting the environment. The Company’s products are often used in conjunction with or as an alternative to other agricultural solutions to control pests and enhance plant nutrition and health. The Company’s bioprotection products help farmers manage pests and plant diseases, the Company’s plant health products help farmers reduce crop stress, and both the Company’s plant health and bionutrition products to increase yields and quality. The Company delivers EPA-approved and registered biological crop protection products and other biological products that address the global demand for effective, safe and environmentally responsible products.

On July 12, 2022, Bioceres Crop Solutions Corp. (NASDAQ: BIOX) (“Bioceres”), a fully integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, announced the closing of the merger with the Company. Upon the closing of the merger, the Company became a wholly owned subsidiary of Bioceres and changed its name to Pro Farm Group, Inc. (See Note 8 to these condensed consolidated financial statements)

F-2-86

Liquidity and Management Plans

In connection with the completion of the previously announced merger between the Company and Bioceres, a significant portion of the Company’s outstanding debt was subsequently paid. The Company believes given its improved balance sheet, expected revenues, and cost management, it will be able to sufficiently to fund operations on a go forward basis. The Company may continue to require additional sources of cash for general corporate purposes, which may include operating expenses, working capital to improve and promote its commercially available products, advance product candidates, expand international presence and commercialization, and general capital expenditures.

Without the improvement in its financial position as a result of the merger, substantial doubt would exist about the Company’s ability to continue as a going concern for 12 months after the issuance of these condensed consolidated financial statements.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company used significant estimates in accounting for assumptions and estimates associated with revenue recognition, including assumptions and estimates used in determining the timing and amount of revenue to recognize for those transactions with variable considerations, reserves for inventory obsolescence, and forecasted estimates and assumptions related to impairment analysis for goodwill and contingent considerations related to Pro Farm, and assumptions and estimates associated with its going concern analysis.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, accounts receivable and debt. The Company deposits its cash and cash equivalents with high credit quality domestic financial institutions with locations in the U.S. and internationally. Such deposits may exceed federal or national deposit insurance limits. The Company believes the financial risks associated with these financial instruments are minimal.

The Company’s customer base is dispersed across many different geographic areas, and currently most customers are pest management distributors in the U.S. Generally, receivables are due up to 120 days from the invoice date and are considered past due after this date, although the Company may offer extended terms from time to time. The Company has provided extended payment terms on a case-by-case basis with a certain customer as a result of COVID-19.

The Company’s principal sources of revenues are its Regalia, Grandevo, Venerate and UPB-110 ST product lines. These four product lines accounted for 66% and 88%, respectively, of the Company’s total revenues for the three months ended June 30, 2022 and 2021. These four product lines accounted for 72% and 89%, respectively, of the Company’s total revenues for the six months ended June 30, 2022 and 2021.

Revenues generated from international customers were 52% and 25% for the three months ended June 30, 2022 and 2021, respectively and 32% and 16% for the six months ended June 30, 2022 and 2021, respectively. For the three months ended June 30, 2022 international customers were primarily concentrated in the European Union. For the six months ended June 30, 2022 international customers were primarily concentrated in both the European Union and Latin Americas regions. For both the three and six months ended June 30, 2021, international customers were primarily concentrated in the European Union.

Customers to which 10% or more of the Company’s total revenues are attributable for the three months ended June 30, 2022 and 2021 consist of the following:

	CUSTOMER
	A	B	C	D
Three months ended June 30,2022,
2022	27%	16%	7%	0%
2021	15%	15%	13%	11%

F-2-87

Customers to which 10% or more of the Company’s total revenues are attributable for the six months ended June 30, 2022 and 2021 consist of the following:

	CUSTOMER
	A	B	C	D
Six months ended June 30, 2022,
2022	19%	15%	15%	12%
2021	16%	21%	9%	0%

Customers to which 10% or more of the Company’s outstanding of the customers above, consist of the following accounts receivable are attributable as of either June 30, 2022 or December 31, 2021, which may or may not correspond with any:

	CUSTOMER
	A	B	C	D	E	F
June 30, 2022	20%	16%	16%	16%	0%	0%
December 31, 2021	7%	2%	1%	39%	13%	10%

Concentrations of Supplier Dependence

The active ingredient in the Company’s Regalia product line is derived from the giant knotweed plant, which the Company obtains from China. The Company currently relies on one supplier for this plant. Such single supplier acquires raw knotweed from numerous regional sources and performs an extraction process on this plant, creating a dried extract that is shipped to the Company’s manufacturing plant. While the Company does not have a long-term supply contract with this supplier, the Company does have a long-term business relationship with this supplier. The Company endeavors to keep 6 to 12 months of knotweed extract on hand at any given time, but an unexpected disruption in supply could have an effect on Regalia supply and revenues. Although the Company has identified additional sources of raw knotweed, there can be no assurance that the Company will continue to be able to obtain dried extract from China at a competitive price.

The Company continues to rely on third parties to formulate Grandevo into spray-dried powders, for all of its production of Venerate, Majestene/Zelto, Stargus and Haven, and from time to time, third-party manufacturers for supplemental production capacity to meet excess seasonal demand and for packaging. The Company’s products have been produced in quantities, and on timelines, sufficient to meet commercial demand and for the Company to satisfy its delivery schedules. However, the Company’s dependence upon others for the production of a portion of its products, or for a portion of the manufacturing process, particularly for drying and for all of its production of Venerate, may adversely affect its ability to satisfy demand and meet delivery obligations, as well as to develop and commercialize new products, on a timely and competitive basis. The Company has not entered into any long-term manufacturing or supply agreements for any of its products, and it may need to enter into additional agreements for the commercial development, manufacturing and sale of its products. There can be no assurance that it can do so on favorable terms, if at all.

Products produced by the Company’s Pro Farm subsidiary, including UBP and Foramin, are partially sourced by suppliers from a manufacturing plant in Russia, in which the Company owns a 12% interest. The Company plans for enough inventory on hand to fill its revenue forecasts for 12 months at any given time, but an unexpected disruption in supply could have an adverse effect on the supply and revenues related to the subsidiary. The Company began increasing its inventory on hand in the prior quarter. Although the Company has identified additional manufacturers who may be capable of supplying the products, there can be no assurance that the Company will continue to be able to obtain products at a competitive price. The Company’s 12% interest is owned by the Company’s Pro Farm Technologies OY subsidiary and is recorded on the condensed consolidated balance sheet in caption “Other assets” in the amount of $0.5 million. As of June 30, 2022 no impairment had been taken on the asset as the Company continues to assess the impact of the current political conflict between Russia and Ukraine.

F-2-88

Cash and Cash Equivalents

The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts shown in the condensed consolidated statements of cash flows (in thousands):

	JUNE 30,	DECEMBER 31,
	2022	2021
Cash and cash equivalents	$3,749	$19,623
Restricted cash, less current portion	1,560	1,560
Total cash, cash equivalents and restricted cash	$5,309	$21,183

Restricted Cash

The Company’s restricted cash consists of cash that the Company is contractually obligated to maintain in accordance with the terms of its June 2014 Secured Promissory Note. In connection with the completion of the previously announced merger between the Company and Bioceres, the 2014 Secured Promissory Note was repaid in full, and the restricted cash became available to use in the Company’s operations. (Refer to Note 6 of these condensed consolidated financial statements.)

Intangible Assets

The Company evaluates intangible assets for impairment at least annually and more often whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. The Company’s intangible assets include customer relationships, patents, trademarks, and in process research and development acquired in 2019 in connection with its asset acquisition of the Jet-Ag and Jet-Oxide product lines and the Company’s acquisition of Pro Farm.

Long-Lived Assets

Impairment losses related to long-lived assets are recognized in the event the net carrying value of such assets is not recoverable and exceeds fair value. The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group). If the carrying amount of a long-lived asset (asset group) is considered not recoverable, the impairment loss is measured as the amount by which the carrying value of the asset or asset group exceeds its estimated fair value.

Goodwill

Goodwill represents the excess of purchase price over the underlying net assets of businesses acquired. Goodwill is reviewed for impairment on an annual basis as of the first day of the Company’s fiscal fourth quarter or more frequently if events or changes in circumstances indicate that the carrying amount of goodwill may be impaired.

Fair Value

Accounting Standards Codification (“ASC”) 820, Fair Value Measurements (“ASC 820”), clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

ASC 820 requires that the valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 establishes a three-tier value hierarchy, which prioritizes inputs that may be used to measure fair value as follows:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

F-2-89

●	Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3—Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Deferred Revenue

When the Company receives consideration, or such consideration is unconditionally due, from a customer prior to transferring control of goods or services to the customer under the terms of a sales contract, the Company records deferred revenue, which represents a contract liability. The Company recognizes deferred revenue as net sales after the Company has transferred control of the goods or services to the customer and all revenue recognition criteria are met. The Company’s deferred revenue is broken out as follows (in thousands):

	JUNE 30,	DECEMBER 31,
	2022	2021
Product revenues	$23	$87
Financing costs	440	477
License revenues	824	961
Total deferred revenues	1,287	1,525
Less current portion	(295)	(360)
Long term portion	$992	$1,165

Research, Development and Patent Expenses

Research and development expenses include payroll-related expenses, field trial costs, toxicology costs, regulatory costs, consulting costs and lab costs. Patent expenses include legal costs relating to the patents and patent filing costs. These costs are expensed to operations as incurred. For the three months ended June 30, 2022 and 2021, research and development expenses totaled $2,822,000 and $2,578,000, respectively, and patent expenses totaled $148,000 and $258,000, respectively. For the six months ended June 30, 2022 and 2021, research and development expenses totaled $5,689,000 and $4,873,000, respectively, and patent expenses totaled $441,000 and $475,000, respectively.

Shipping and Handling Costs

Amounts billed for shipping and handling are included as a component of product revenues. Related costs for shipping and handling have been included as a component of cost of product revenues. Shipping and handling costs for the three months ended June 30, 2022 and 2021 were $623,000 and $733,000, respectively. Shipping and handling costs for the six months ended June 30, 2022 and 2021 were $1,131,000 and $1,078,000, respectively.

Advertising

The Company expenses advertising costs as incurred and has included these expenses as a component of selling, general and administrative costs. Advertising costs for the three months ended June 30, 2022 and 2021 were $138,000 and $184,000, respectively. Advertising costs for the six months ended June 30, 2022 and 2021 were $270,000 and $295,000, respectively.

Depreciation and Amortization

The Company depreciates and amortizes its capitalized property, plant, and equipment and intangible assets over the useful life of each asset utilizing a straight-line method of expensing.

For the three months ended June 30, 2022 and 2021, the total amount of depreciation was $304,000 and $298,000, respectively. For the six months ended June 30, 2022 and 2021, the total amount of depreciation expense was $604,000 and $579,000, respectively.

F-2-90

For the three months ended June 30, 2022 and 2021, the total amount of amortization expense was $585,000 and $586,000, respectively. For the six months ended June 30, 2022 and 2021, the total amount of amortization expense was $1,170,000 and $1,172,000, respectively.

Segment Information

The Company is organized as a single operating segment, whereby its chief operating decision maker assesses the performance of and allocates resources to the business as a whole.

Net Loss Per Share

Net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding for the period. The calculation of basic and diluted net loss per share is the same for all periods presented as the effect of certain potential common stock equivalents, which consist of stock options and warrants to purchase common stock and restricted stock units, and contingent shares to be issued in the future are anti-dilutive due to the Company’s net loss position. Anti-dilutive common stock equivalents are excluded from diluted net loss per share. The following table sets forth the potential shares of common stock as of the end of each period presented that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive (in thousands):

	JUNE 30,	JUNE 30,
	2022	2021
Stock options outstanding	13,201	13,551
Warrants to purchase common stock	152	6,814
Restricted stock units outstanding	5,510	4,918
Common shares to be issued in lieu of agent fees	498	498
Employee stock purchase plan	—	22
Maximum contingent consideration shares to be issued	5,415	5,415
	24,776	31,218

In connection with the completion of the previously announced merger between the Company and Bioceres, as of July 13, 2022, the Company’s stock is no longer publicly traded.

3. Inventory

Inventories consist of the following (in thousands):

	JUNE 30,	DECEMBER 31,
	2022	2021
Raw materials	$4,370	$3,311
Work in progress	1,317	671
Finished goods	5,215	4,651
	$10,902	$8,633

As of June 30, 2022 and December 31, 2021, the Company had $509,000 and $422,000, respectively, in reserves against its inventories. For the three months ended June 30, 2022 and 2021, the Company recorded an adjustment of $43,000 and $158,000, respectively, as a result of actual utilization of the Company’s manufacturing plant being less than what is considered normal capacity. For the six months ended June 30, 2022 and 2021, the Company recorded an adjustment of $408,000 and $386,000, respectively, as a result of actual utilization of the Company’s manufacturing plant being less than what is considered normal capacity

F-2-91

4. Right-Of-Use Assets and Lease Liability

The components of lease expense were as follows for each of the comparative three and six months ended June 30, 2022 and 2021 (in thousands):

	THREE MONTHS	THREE MONTHS
	ENDED JUNE 30,	ENDED JUNE 30,
	2022	2021
Operating lease cost	$400	$326
Short-term lease cost	14	50
Total operating lease costs:	$414	$376

	SIX MONTHS	SIX MONTHS
	ENDED JUNE 30,	ENDED JUNE 30,
	2022	2021
Operating lease cost	$781	$616
Short-term lease cost	34	91
Total operating lease costs:	$815	$707

Maturities of lease liabilities for each future calendar year as of June 30, 2022 are as follows (in thousands):

OPERATING
LEASES
2022, remaining 6 months	$785
2023	1,513
2024	1,048
2025	169

Total lease payments	3,515
Less: imputed interest	270
Total lease obligation	3,245

Less lease obligation, current portion	1,434
Lease obligation, non-current portion	$1,811

5. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	JUNE 30,	DECEMBER 31,
	2022	2021
Accrued compensation	$2,874	$3,922
Accrued warranty costs	418	440
Accrued customer incentives	3,113	6,758
Accrued liabilities, acquisition related	19	30
Loan-related fees	508	707
Accrued liabilities, other	4,509	2,994
Accrued Liabilities	$11,441	$14,851

Contingent Consideration

As of June 30, 2022, the contingent consideration in connection with the Company’s acquisition of Pro Farm was accounted for as a liability at its fair value. The following table provides a reconciliation of the activity for the contingent consideration measured between

F-2-92

the most recent reporting period and as of the balance sheet date based on the fair value using significant inputs including the unobservable inputs (Level 3) (in thousands):

CONTINGENT
CONSIDERATION
LIABILITY
Fair value at December 31, 2021	$539
Change in estimated fair value recorded of contingent consideration	(32)
Fair value at June 30, 2022	507

The change in fair value for the reporting period was driven by the result of the unobservable fair value model, a Monte Carlo simulation in a risk-neutral framework assuming Geometric Browning Motion. The most significant input to the model was the estimated results of the Pro Farm subsidiary for the periods specified in the share purchase agreement of 2022 – 2023 which were unchanged since March 31, 2022. The following represents other inputs used in determining the fair value of the contingent consideration liability:

JUNE 30,
2022
Discount Rate	14.9%
Volatility	55.0%
Credit spread	9.7%
Risk-free rate	2.1%

Discount Rate. Discount rate is based on an adjusted weighted cost of capital contribution considering an estimated operational leverage ratio and a risk-free rate, each (other than the risk-free rate) determined by publicly traded peer group median.

Estimated Volatility Factor. Volatility factor is based on the adjusted weighted cost of capital, operating asset volatility, operating leverage ratio and risk-free interest rate, each (other than the risk-free rate) determined by publicly traded peer group median.

Credit Spread. Credit spread based on the Company’s financial ratio in comparison with those of publicly traded peer group.

Interest Rate. Interest rate based on US Constant Maturity Treasury rates for the same period as the period of performance of 2022 to 2023.

The change in the fair value estimate is recognized in the Company’s condensed consolidated statement of operations in Other Income (expense) under caption Change in fair value of contingent consideration. The contingent consideration will be determined at each reporting period and will be settled with the issuance of the Company’s common shares. As of June 30, 2022, the total maximum amount of contingent consideration shares that can be issued in the future is 5,415,000, the fair value of which the Company recorded in “other liabilities” on the Company’s condensed consolidated balance sheets.

F-2-93

6. Debt

Debt, including debt due to related parties, consists of the following (in thousands):

	JUNE 30,	DECEMBER 31,
	2022	2021
Secured promissory notes (“October 2012 and April 2013 Secured Promissory Notes”) bearing interest at 8.00% per annum, interest and principal due at maturity (December 31, 2022), collateralized by substantially all of the Company’s assets.	$3,425	$3,425
Secured promissory note (“June 2014 Secured Promissory Note”) bearing interest at prime plus 2% (6.00% as of June 30, 2022) per annum, payable monthly through June 2036, collateralized by certain of the Company’s deposit accounts and MMM LLC’s inventories, chattel paper, accounts, equipment and general intangibles, net of unamortized debt discount as of June 30, 2022 of $138 and December 31, 2021 of $147.	7,599	7,774
Secured revolving borrowing (“LSQ Financing”) bearing interest at (12.80% annually) payable through the lenders direct collection of certain accounts receivable through July 2022, collateralized by substantially all of the Company’s personal property.	9,636	14,829
Senior secured promissory notes (“August 2015 Senior Secured Promissory Notes”) bearing interest at 8% per annum, interest and principal payable at maturity (December 31, 2022), collateralized by substantially all of the Company’s assets.	7,300	7,300
Research loan facility ("2018 Research Facility") bearing interest at 1.00% per annum, interest payments are due annually on the anniversary date of the facility with principal payable in 25% increments on the anniversary date of the facility beginning on the fourth anniversary of the loan (September 2022), net of imputed interest as of June 30, 2022 $21K and December 31, 2021 of $38K, respectively.	255	272
Debt	$28,215	$33,600
Less current portion	(20,726)	(25,909)
Debt, non-current	$7,489	$7,691

As of June 30, 2022, aggregate contractual future principal payments on the Company’s debt are due as follows (in thousands):

PERIOD ENDING DECEMBER 31,
2022 (remaining six months)	$17,346
2023	462
2024	482
2025	505
2026	460
Thereafter	5,844
Total future principal payments	25,099
Interest payments included in debt balance (1)	3,275
Total future debt payments	$28,374
1)	Due to the debt extinguishment requirements, the Company has included both accrued interest and future interest in the debt balance for certain outstanding debt.

October 2012 and April 2013 Secured Promissory Notes

As of June 30, 2022, there have been no changes to the previously reported total principal amount outstanding under the October 2012 and April 2013 Secured Promissory Note, which continues to be $2,450,000. Due to the historical accounting for the promissory note the amount recorded on the condensed consolidated balance sheet of $3,425,000 includes $975,000 in accrued interest, of which as of June 30, 2022 and 2021, a total of $876,000 and $680,000, respectively, had been incurred. As of June 30, 2022, the Company is in compliance with all financial covenants.

In connection with the completion of the previously announced merger between the Company and Bioceres, the October 2012 and April 2013 Promissory Notes was subsequently paid.

F-2-94

June 2014 Secured Promissory Note

In June 2014, the Company borrowed $10,000,000 pursuant to a business loan agreement and promissory note (“June 2014 Secured Promissory Note”) with Five Star Bank that bears an interest of 6.00% (per annum) as of June 30, 2022. The interest rate is subject to change and is based on the prime rate plus 2.00% per annum. The Company is required to maintain a deposit balance with the Five Star Bank of $1,560,000, which is recorded as restricted cash included in non-current assets.

Under this note the Company is required to maintain a current ratio of not less than 1.25-to-1.0, a debt-to-worth ratio of no greater than 4.0-to-1.0 and a loan-to-value ratio of no greater than 70% as determined by Five Star Bank. In the event of default on the debt, Five Star Bank may declare the entire unpaid principal and interest immediately due and payable. In connection with the completion of the previously announced merger between the Company and Bioceres, the June 2014 Secured Promissory Notes was subsequently paid, and the restricted cash balance became available to the Company for use in operations.

The following table reflects the activity under this note (in thousands):

	2022	2021
Principal balance, net at January 1,	$7,774	$8,106
Principal payments	(392)	(392)
Interest	208	218
Debt discount amortization	9	9
Principal balance, net at June 30,	$7,599	$7,941

August 2015 Senior Secured Promissory Notes

As of June 30, 2022, there have been no changes to the previously reported total principal amount outstanding under the August 2015 Senior Secured Promissory Notes, which continues to be $5,000,000. Due to the historical accounting for the promissory note the amount recorded on the condensed consolidated balance sheet of $7,300,000 includes $2,300,000 in accrued interest, of which as of June 30, 2022 and 2021, a total of $2,099,000 and $1,699,000, respectively, had been incurred.

The August 2015 Senior Secured Promissory Notes provide for various events of default, including, among others, default in payment of principal or interest, breach of any representation or warranty by the Company or any subsidiary under any agreement or document delivered in connection with the notes, a continued breach of any other condition or obligation under any loan document, certain bankruptcy, liquidation, reorganization or change of control events, the acquisition by any person or persons acting as group, other than the lenders, of beneficial ownership of 40% or more of the outstanding voting stock of the Company. Upon an event of default, the entire principal and interest may be declared immediately due and payable. As of June 30, 2022, the Company was in compliance with its covenants under the August 2015 Senior Secured Promissory Notes.

In connection with the completion of the previously announced merger between the Company and Bioceres, the August 2015 Senior Secured Promissory Notes was subsequently paid.

LSQ Financing

In January 2020, the Company entered into a Second Amendment to the Company’s Invoice Purchase Agreement with LSQ. The amendment, among other things, (i) increased the amount of eligible customer invoices which LSQ may elect to purchase from the Company to up to $20,000,000 of eligible customer invoices from the Company from $7,000,000; (ii) increased the advance rate to 90% from 85% and 70% from 60%, respectively, of the face value of domestic and international receivables being sold; (iii) decreased the invoice purchase fee rate from 0.40% to 0.25%; (iv) increased the funds usage fee from 0.020% to 0.025%; (v) extended the 0% aging and collection fee percentage charged at the time when the purchased invoice is collected from 90 days to 120 days, and increased the fee percentage charged thereafter from 0.35% to 0.75%; and (vi) decreased the early termination fee from 0.75% to 0.50%.

In addition to the Amendment, the Company simultaneously entered into an Amended Inventory Financing Addendum (the “Addendum”) with LSQ. The Addendum allows the Company to request an advance up to the lesser of (i) 100% of the Company’s unpaid finished goods inventory; (ii) 65% of the appraised value of the Company’s inventory performed on or on behalf of LSQ; or (iii) $3,000,000. Funds advance under the Addendum are subject to a monthly inventory management fee of 0.5% on the average monthly inventory funds available and a daily interest rate of 0.025%. In December 2021, the Addendum was amended to increase the maximum funds advance to $4,500,000.

F-2-95

In May 2022, the Company entered into Reserve Shortfall Letter (the “Letter”) to the Company’s Invoice Purchase Agreement with LSQ. Under the Letter, LSQ is permitted to make advances to the Company in anticipation of LSQ Purchasing Accounts, to create a reserve shortfall. Further, the Company is permitted to request, and LSQ may make, additional advances during such time as a reserve shortfall exists and together with the Initial Anticipated Purchase Price Payment, up to an aggregate of $1,000,000. As consideration the Company shall pay LSQ, in addition to all other fees payable under the Agreement, a fee of 13% per annum on the balance of the reserve shortfall which shall be accrued daily and paid monthly on the last day of the month in which it accrues, until the reserve shortfall is repaid in full.

As of June 30, 2022, the Company was in compliance with all financial covenants of the agreement. For the three months ended June 30, 2022 and 2021, the Company recorded interest expense of approximately $324,000 and $200,000, respectively, in connection with the LSQ arrangement. For the six months ended June 30, 2022 and 2021, the Company recorded interest expense of approximately $720,000 and $432,000, respectively, in connection with the LSQ arrangement. As of June 30, 2022, $9,636,000 was outstanding under the LSQ Financing.

7. Share-Based Plans

As of June 30, 2022, there were options to purchase 13,201,000 shares of common stock outstanding, 5,510,000 restricted stock units outstanding and 14,185,000 share-based awards available for grant under the outstanding equity incentive plans.

For the three months ended June 30, 2022 and 2021, the Company recognized share-based compensation of $834,000 and $881,000, respectively. For the six months ended June 30, 2022 and 2021, the Company recognized share-based compensation of $1,584,000 and $1,796,000, respectively.

In February 2022, the Company granted awards under a newly implemented long-term incentive program (“LTIP”). Under the LTIP, grants to certain executive officers in a total aggregate amount of 609,350 restricted stock units and, options to purchase 1,455,556 shares of the Company’s common stock were issued under the 2013 Plan. The awards vest in equal monthly installments over three years, subject to the recipient’s continued employment by the Company through the applicable vesting date, provided that, in lieu of the terms of any change in control agreement in place between the Company and the recipient, in the event that any recipient is terminated without Cause (as defined in the applicable recipient’s Change In Control Agreement) or resigns for Good Reason (as defined in the applicable recipient’s Change In Control Agreement) within twelve months of a Change in Control (as defined in the recipient’s Change In Control Agreement), 50% of the unvested portion of each Executive Award will become immediately vested. The options to purchase common stock were granted at an exercise price of $0.89 and with a fair value of $843,000. The Company’s fair value of these grants was estimated utilizing a Black Scholes option pricing model based on the assumptions which have determined consistent with the Company’s historical methodology for such assumptions with the exception of the strike price given consideration to the previously announced merger agreement (See Note 8 to these condensed consolidated financial statements).

The following table summarizes the activity of stock options from December 31, 2021 to June 30, 2022 (in thousands, except weighted average exercise price):

		WEIGHTED-
		AVERAGE
	SHARES	EXERCISE
	OUTSTANDING	PRICE
Balances at December 31, 2021	12,677	$2.35
Options granted	1,812	$0.68
Options exercised	(20)	$0.80
Options cancelled	(1,268)	$2.26
Balances at June 30, 2022	13,201	$2.14

Also under the LTIP, in February 2022, the Company granted 937,639 restricted stock units to certain other employees at a grant date market value of $0.63. The awards were issued under the 2013 Plan and vest as to 1/3 of the total number of shares subject to the awards on the six month anniversary of the grant date and, with respect to 2/3 of the total shares, monthly thereafter for 30 months such that all shares will be fully vested upon the third anniversary of the grant date, subject to recipients continued employment with the Company. Further, upon a Change in Control (as defined in the 2013 Plan), 1/3 of these awards become immediately vested.

F-2-96

The following table summarizes the activity of restricted stock units from December 31, 2021 to June 30, 2022 (in thousands, except weighted average grant date fair value):

		WEIGHTED
		AVERAGE
		GRANT
	SHARES	DATE FAIR
	OUTSTANDING	VALUE
Outstanding at December 31, 2021	3,980	$1.17
Granted	1,903	0.71
Settled	(172)	1.15
Forfeited	(201)	0.63
Outstanding at June 30, 2022	5,510	$1.03

The following table summarizes the activity of non-vested restricted stock units from December 31, 2021 to June 30, 2022 (in thousands, except weighted average grant date fair value):

		WEIGHTED
		AVERAGE
		GRANT
	SHARES	DATE FAIR
	OUTSTANDING	VALUE
Nonvested at December 31, 2021	996	$1.21
Granted	1,903	0.71
Vested	(348)	1.17
Forfeited	(201)	0.63
Nonvested at June 30, 2022	2,350	$0.86

As a result of the merger all of the Company’s outstanding share-based incentives were converted or assumed by Bioceres under the terms which were previously disclosed in the Agreement and Plan of Merger. (See Note 8 to these condensed consolidated financial statements).

8. Merger Agreement

On March 16, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bioceres Crop Solutions Corp., a Cayman Islands exempted company (“Bioceres”), and BCS Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Bioceres (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Bioceres (“NewCo”).

On July, 8, 2022, the Company’s stockholders, approved of the proposal to adopt the Agreement and Plan of Merger which was completed on July 12, 2022 at which time each share of common stock, par value $0.00001 per share, of the Company Common Stock issued and outstanding were cancelled, extinguished and automatically converted into the right to receive 0.088 (the “Exchange Ratio”) validly issued, fully paid and nonassesable ordinary shares, par value $0.0001 per share, of Bioceres and, if applicable, cash in lieu of fractional Bioceres ordinary shares (the “Merger Consideration”).

The Merger Agreement also specifies the treatment of the Company’s outstanding equity awards in connection with the Merger, which shall be treated as follows at the Effective Time:

(i)	each outstanding restricted stock unit award relating to shares of Company Common Stock (a “Company RSU”) (that is not a Company RSU that provides for settlement and issuance of shares of Company Common Stock in connection with a change in control of the Company (a “Change in Control Settled RSU”) that is unvested immediately prior to the Effective Time and does not vest as a result of the consummation of the transactions contemplated by the Merger Agreement shall be assumed by Bioceres (each, an “Assumed RSU”), with each such Assumed RSU being subject to substantially the same terms and conditions, except that the number of Bioceres ordinary shares subject to each Assumed RSU Award shall be equal to the product of (x) the number of shares of Company Common Stock underlying such unvested Company RSU as of immediately prior to the Effective Time (with any performance milestones deemed achieved based on maximum level of performance) multiplied by (y) the Exchange Ratio;

F-2-97

(ii)	each outstanding Company RSU that is vested immediately prior to the Effective Time (taking into account any acceleration of vesting as a result of the consummation of the transactions contemplated by the Merger Agreement), each Change in Control Settled RSU (whether or not vested) and each unvested Company RSU held by a non-employee director of the Company will be settled immediately before the Effective Time by way of the issuance of one share of Company Common Stock for each such Company RSU and such shares of Company Common Stock will be converted into the right to receive the Merger Consideration;
(iii)	each outstanding option to purchase Company Common Stock (a “Company Option”) that is unvested as of immediately prior to the Effective Time (and does not vest as a result of the consummation of the transactions contemplated by the Merger Agreement) and each Company Option that is outstanding and vested as of immediately prior to the Effective Time (or vests as a result of the consummation of the transactions contemplated by the Merger Agreement) for which the exercise price per share is equal to or greater than the Cash Equivalent Consideration (as defined in the Merger Agreement) (a “Rolled Vested Option”), shall be assumed by Bioceres (each, an “Assumed Option”), with each such Assumed Option being subject to substantially the same terms and conditions, except that (A) the number of Bioceres ordinary shares subject to each Assumed Option shall be equal to the product of (x) the number of shares of Company Common Stock underlying such Company Option as of immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, and (B) the per share exercise price of each Assumed Option shall be equal to the quotient determined by dividing (x) the exercise price per share at which such Company Option was exercisable immediately prior to the Effective Time by (y) the Exchange Ratio;
(iv)	each Company Option, other than a Rolled Vested Option, that is outstanding and vested as of immediately prior to the Effective Time (or vests as a result of the consummation of the transactions contemplated by the Merger Agreement) shall be cancelled and converted into the right to receive the Merger Consideration in respect of each “net” share underlying such Company Option, which is the quotient obtained by dividing (A) the product of (x) the excess of the Cash Equivalent Consideration (as defined in the Merger Agreement) over the per share exercise price of such Company Option multiplied by (y) the number of shares subject to such Company Option by (B) the Cash Equivalent Consideration (as defined in the Merger Agreement); and
(v)	with respect to the employee stock purchase plan (the “ESPP”), the Company shall make any pro rata adjustments necessary to reflect a shortened offer period under the ESPP and treat any shortened offer period as a fully effective and completed offer period for all purposes pursuant to the ESPP, cause the exercise, no later than one business day, prior to the date on which the Effective Time occurs, of each outstanding purchase right pursuant to the ESPP, and then terminate the ESPP.

9. Subsequent Events

The Company has evaluated its subsequent events from June 30, 2022 through the date these condensed consolidated financial statements were issued, and has determined that there are no additional subsequent events required to be disclosed.

F-2-98