Form 20-F
period 2023-06-30
Bioceres Crop Solutions Corp.
filed 2023-11-14
CIK 1769484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

62,796,774 ordinary shares were issued and outstanding as of June 30, 2023.

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ⌧ No

i

ii

PART I

INTRODUCTORY NOTE AND PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Introductory Note

Unless the context otherwise requires, “we,” “us,” “our,” “the Company,” “BIOX,” “Bioceres” and “Bioceres Crop Solutions” refers to Bioceres Crop Solutions Corp. and its subsidiaries.

Financial statement information

The consolidated statements of comprehensive income data for Bioceres for the years ended June 30, 2023, 2022 and 2021 and the consolidated statements of financial position data as of June 30, 2023, 2022 and 2021 are derived from our audited consolidated financial statements appearing elsewhere in this report. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (the “IASB”).

Our presentation currency is U.S. dollars.

We have applied the following standards and amendments for the first time for our annual reporting period commencing July 1, 2022:

●	Annual Improvements to IFRS Standards 2018–2020;
●	Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use;
●	Amendments to IFRS 3 - Reference to the Conceptual Framework; and
●	Amendments to IAS 37 - Onerous Contracts – Cost of Fulfilling a Contract.

The adoption of these amendments did not have a material impact on us. For more information see Note 3 of our audited consolidated financial statements beginning on page F-1 of this annual report on Form 20-F.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “project,” “contemplate,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar terms or expressions. The statements we make regarding the following matters are forward-looking by their nature:

●	the impact of armed conflict in Israel and Gaza, in addition to the Ukraine, and any possible escalation of such conflicts or contagion to neighboring countries or regions;
●	our beliefs with respect to the agricultural industry and related markets, including production levels, consolidation trends, and market opportunity;
●	our plans and expectations regarding growth in our business, expansion to new markets, diversification of our product portfolio and strategic acquisitions and partnerships;
●	our ability to integrate new products, technologies, and employee teams after any strategic acquisition;
●	our ability to develop, commercialize and register biotechnology products and crop productivity technologies;
●	our ability to maintain our joint venture agreements with our current partners;
●	our ability to maintain a competitive position in our markets;
●	our ability to protect our intellectual property;
●	the success of the HB4 technology that we license and that remains subject to receipt of regulatory approval in certain jurisdictions other than Argentina;
●	our or our collaborators’ ability to develop commercial products that incorporate our licensed seed traits and complete the regulatory approval process for such products;
●	our expectations regarding the commercial value of our key products in yield and abiotic stress and biotic stress;
●	our expectations regarding regulatory approval of products developed or licensed by us, our joint ventures and third-party collaborators;
●	our ability to adapt to continuous technological change in our industry;
●	our ability to effectively manage sales and marketing teams and distribution networks;
●	our expectations regarding revenues and sales, including potential growth in sales, changes to sales mix and expectations regarding seasonality and the impact of weather-related conditions;
●	our plans and expectations with regarding to manufacturing and production;
●	our expectations that products containing our licensed seed traits will be commercialized and we will earn royalties from the sales of such products;
●	our expectations to accelerate the Microstar ramp up, our leading brand in micro-granulated fertilizers;

●	our expectations regarding the future growth of the global agricultural, agricultural biotechnology, biological-based chemical and agro-industrial biotechnology markets;
●	our ability to develop and exploit a proprietary channel for the sale of our licensed biotechnology products;
●	our compliance with laws and regulations that impact our business and changes to such laws and regulations;
●	our ability to assemble, store, integrate and analyze significant amounts of public and proprietary data;
●	our ability to maintain our licensing arrangements for the products that we commercialize;
●	our plans and expectations relating to our debt agreements;
●	our ability to influence customer perception of biological agricultural products;
●	our beliefs regarding our environmental, social, and governance leadership;
●	our belief regarding our access to capital resources through equity offerings, debt financings, strategic collaborations or other means;
●	our expectations with respect to our future expenditures, available cash and other financial and operating results;
●	our anticipated impact of certain accounting pronouncements;
●	our expectations regarding market risk, including interest rate changes, foreign currency fluctuations and commodity price changes;
●	our ability to respond to health epidemics and other outbreaks, such as COVID-19, including responses by governmental bodies or regulators;
●	the outcome of any known and unknown litigation and regulatory proceedings; and
●	various other factors, including without limitation those described under “Item 3. Key Information – D. Risk Factors.”

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

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisors

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics

Not applicable.

B.	Method and Expected Timetable

Not applicable.

ITEM 3.KEY INFORMATION

A.	[RESERVED]
B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Summary Risk Factors

You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. These risks are discussed more fully under “Item 3. Key Information—3.D. Risk Factors.”

Risks Related to our Business and Strategy include:

We are subject to the following risks in respect of our business and our strategy:

●	difficulties implementing our inorganic growth strategy and integrating the operations of the recently acquired and future businesses;
●	we may not realize the benefits of future businesses or products we acquire or strategic alliances we form;

●	acquisitions may not be successful in achieving intended benefits, cost savings and synergies and may disrupt current operations;
●	developing marketable or commercial technologies;
●	obtaining timely necessary regulatory approvals for the business and the commercialization of our products currently under development;
●	our HB4 Seed business is dependent on the success of a technology that we license;
●	limited number of prospective collaborators in our market;
●	for some of our technologies, we are dependent on intellectual property rights licensed to us by Bioceres Group PLC, together with its direct and indirect subsidiaries, as applicable (“Bioceres PLC”), which we do not control, to generate revenue;
●	our joint venture agreements or any partnerships that we may enter into in the future may not be successful, and we or our collaborators may fail to perform our respective contractual obligations, which could result in disputes;
●	difficulties in collecting payments or royalties;
●	we may not have sufficient cash flow to pay interest and principal in respect of the Notes due 2026;
●	ability to attract and retain qualified scientific and business personnel;
●	we may be unable to prevent our competitors from benefiting from the expertise of our former employees;
●	global economic conditions, including as a result of the armed conflict in Israel and Gaza and the war in the Ukraine;
●	ultimate impact on our results and operations of global pandemic, such as COVID-19 pandemic, and measures adopted by the governments of the countries in which we operate in response to global pandemics;
●	sales and operating results may fluctuate significantly as a result of the seasonal nature of crops and factors beyond our control;
●	our results of operations from our crop productivity products may vary significantly from period to period due to circumstances beyond our control;
●	certain estimates of market opportunity included in this report are based on assumptions that are inherently uncertain and subject to risks and uncertainties;
●	resistance to genetically modified (“GM”) crops may negatively affect our public image and reduce sales of seeds or other products containing our licensed seed traits;
●	competition in crop productivity products is intense and requires continuous technological development;
●	changes in laws and regulations may materially increase our costs of operation, decrease our operating revenue and disrupt our business;
●	our indebtedness could adversely affect our financial condition;
●	price increases and shortages of raw materials;
●	exposure of the company and its customers to market risks from commodity prices volatility;
●	we may be required to pay uninsured substantial damages as a result of product liability claims;

●	various health and environmental risks associated with our use, handling and disposal of potentially toxic materials;
●	requirements of being a public company may strain our resources and distract our management;
●	obtaining required future financing on favorable terms to avoid delays, reductions or the termination of some of our activities;
●	scrutiny under the Convention on Biological Diversity Treaty;
●	failure to accurately forecast and manage inventory;
●	IT disruptions or failures in our operating system can affect our reputation and business;
●	computer system failures, cyber-attacks or a deficiency in our cyber-security;
●	labor union disputes may arise;
●	reliance on third parties to grow our seeds;
●	non-compliance with anti-corruption and anti-money laundering laws can subject us to criminal and civil liability;
●	recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations;
●	taxation in the Cayman Islands; and
●	our “foreign private issuer” status under the rules and regulations of the United States Securities and Exchange Commission (the “SEC”).

Risks Related to our Intellectual Property

We are subject to the following risks in respect of our intellectual property rights:

●	our agreements may not adequately prevent disclosure of proprietary information;
●	protection of our intellectual property rights throughout the world;
●	changes in Argentine and U.S. patent law could diminish the value of patents and impair our ability to protect our product candidates;
●	potential litigation relating to third party intellectual property rights infringement;
●	technological developments or challenges by competitors; and
●	requirement to pay royalties to employees who develop inventions commercialized by us.

Risks Related to Operating in Latin America

We are subject to the following risks in respect of our operations in Latin America:

●	adverse economic or political conditions, including considerable economic uncertainty;
●	significant government influence over the economies of the countries in which we operate;
●	fluctuations in currency exchange rates;

●	currency of a hyperinflationary economy requires that we apply inflationary adjustments to our Argentine subsidiaries’ financial statements;
●	inflation in Argentina and government intervention controls;
●	limited access of the Argentine government and the private sector to the international capital markets;
●	increase in export and import duties and controls;
●	decline in the global prices of Latin America’s main commodity exports;
●	Latin America continues to face considerable economic uncertainty;
●	special protections for employees in the private sector;
●	taxation relating to disposition or sale of our ordinary shares in Argentina;
●	taxation relating to the payment of the In-Kind Consideration under the Rizobacter Call Option in Argentina;
●	exchange controls and restrictions limit access to the FX Market (as defined below) to make payments and distributions from our Argentine subsidiaries;
●	mandatory repatriation of export receivables; and
●	changes in Argentine tax laws.

Risks Relating to our Ordinary Shares Include:

Our shareholders are subject to the following risks:

●	reduction of liquidity due to our share repurchase program;
●	compliance with listing standards of Nasdaq cannot be assured;
●	the market price of our ordinary shares may be adversely affected if there are sales of a substantial number of our ordinary shares;
●	dilution to shareholders will result from conversion of the Secured Convertible Guaranteed Notes due 2026;
●	our status as a “controlled company” as defined by Nasdaq rules;
●	fluctuation in the price of our securities;
●	decrease in the price and trading volume of our ordinary shares due to publicity and market recommendations;
●	difficulty faced by public shareholders in protecting their interests through the U.S. Federal courts;
●	increased costs as we ceased to be an “emerging growth company”;
●	less protection for our shareholders due to our status as a foreign private issuer;
●	history of no cash dividends payments on our ordinary shares; and
●	dilution to our shareholders due to issuance of additional securities.

Risks Related to our Business and Strategy

We may face difficulties implementing our inorganic growth strategy, including in respect of integrating the operations of the business we have acquired or expect to acquire in the future.

From time to time, we may acquire businesses, assets, or securities of companies that we believe will provide a strategic fit with our business, such as the merger (the “Pro Farm Merger”) with Pro Farm Group, Inc. (formerly Marronne Bio Innovations Inc.) (“Pro Farm”) and the acquisition of a majority interest in Rizobacter which is held by RASA Holding, on October 19, 2016 (the “Rizobacter Acquisition”). We integrate acquired businesses with our existing operations, our overall internal control over financial reporting processes, and our financial, operations, and information systems. If the financial performance of our business, as supplemented by the assets and businesses acquired, does not meet our expectations, our results of operations may fail to meet market expectations and we may face difficulties to service our debt obligations. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes, retain key customers and suppliers or key employees of acquired businesses, or successfully implement our business plan for the combined business. In addition, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates and we may fail to realize fully anticipated cost savings, growth opportunities or other potential synergies. We cannot assure that the fair value of acquired businesses or investments will remain constant.

We may acquire businesses or products, or form strategic alliances, in the future, and we may not realize the benefits of such acquisitions.

We have acquired, and we may in the future acquire, other companies, employee teams, or technologies to further complement or expand our product portfolio, enhance our technical capabilities, obtain personnel, or otherwise offer growth opportunities. In addition, we plan to selectively partner, in-license or acquire key enabling technologies and businesses across our value chain that we believe will keep us on the cutting edge of our industry. We may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, we may be unable to obtain financing for these acquisitions under other purposes in the context of existing operations. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing manufacturing and marketing any new products resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure that, following any such acquisition, we will achieve the expected synergies to justify the transaction, which could have a material adverse effect on our business, financial conditions, earnings and prospects.

Acquisitions, such as the Pro Farm Merger and Rizobacter Acquisition, may not be successful in achieving their intended benefits, cost savings and synergies and may disrupt current operations.

One component of our growth strategy historically has been acquisitions. These involve various inherent risks and the benefits, cost savings and synergies sought that may not be realized.

The integration process of any newly acquired company may be complex, costly and time-consuming. The potential difficulties of integrating the operations of an acquired business and realizing our expectations for an acquisition, including the benefits that may be realized, include, among other things:

●	failure of the business to perform as planned following the acquisition or achieve anticipated revenue or profitability targets;
●	delays, unexpected costs or difficulties in completing the integration of acquired companies or assets;
●	higher than expected costs, lower than expected cost savings or synergies and/or a need to allocate resources to manage unexpected operating difficulties;
●	difficulties assimilating the operations and personnel of acquired companies into our operations;
●	diversion of the attention and resources of management or other disruptions to current operations;
●	the impact on our or an acquired business’ internal controls and compliance with legal requirements;

●	ineffective or inadequate controls, procedures, or policies at the acquired company;
●	multiple product lines or service offerings, as a result of our acquisitions, that are offered, priced, and supported differently;
●	adverse effects on our existing business relationships with business partners and customers as a result of the acquisition;
●	potential write-offs of acquired assets and potential financial and credit risks associated with acquired customers;
●	inability to maintain relationships with key customers, suppliers, and partners of the acquired business;
●	lack of experience in new markets, products, or technologies;
●	diversion of management’s attention from other business concerns;
●	use of resources that are needed in other parts of our business;
●	retaining key customers, suppliers and key personnel;
●	retaining and obtaining required regulatory approvals, licenses and permits;
●	operating risks inherent in the acquired business and our business;
●	lower than anticipated demand for product offerings by us or our licensees; and
●	unanticipated issues, expenses and liabilities, including those arising from existing contractual obligations or litigation matters.

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

We acquired our controlling stake in Rizobacter subject to the injunction and associated ongoing litigation. Should the court rule against the free transferability of the affected shares, we will be obligated to return certain shares, thereby reducing our equity interest in Rizobacter. Given the Argentine Supreme Court’s finding that the 1995 share transfer was valid, it is likely or probable that Bioceres PLC may be obligated to pay a contingent purchase price of US$17.3 million.

We may not be successful in developing marketable or commercial technologies, as our product development cycle is lengthy and uncertain, and we may never generate revenues or earn royalties on the sale of our products currently in development.

Our success depends in part on our ability to identify and develop high-value crop productivity commercial products, which is an expensive, complex, prolonged, and uncertain process. Through our technology sourcing and product development collaborations, we commit substantial efforts and other resources to accomplish this. Our process of developing and commercializing technologies involves several phases and can take several years from discovery to commercialization of a product. On average, it takes between five and twelve years to develop a product for our crop productivity products. Some development initiatives may never result in a commercially viable product.

As of the date of this report, many of our products have been commercialized by Rizobacter, Bioceres Semillas and Pro Farm. There can be no assurance that our future crop productivity technologies will be viable for commercial use, or that we will be able to generate revenues from those technologies, in a significant manner or at all. If our products are unsuccessful in achieving their desired effect or otherwise fail to be commercialized, we will not receive revenues from our customers or royalty payments from the commercialization the technologies we develop or license, which could materially and adversely affect our business, financial condition, results of operations and growth strategy.

Our products may be unsuccessful or fail to achieve commercialization for any of the following reasons:

●	our products may not be effective in the target crops or may have adverse effects on consumers;
●	our licensed products may not have the desired effect on the relevant crop sought by our end-market;
●	we or our joint ventures or collaborators may be unable to obtain the requisite regulatory approvals for our products;
●	our competitors may develop and launch competing or more effective products;
●	our products may be viewed as too expensive by food companies or growers as compared to competitive products;
●	our products may no longer be desirable as consumer preferences, which are unpredictable and can vary greatly, may change quickly;
●	a market may not exist for seeds containing our licensed seed traits or biological treatments or such products may not be commercially successful;
●	our products may be difficult to produce on a large scale or will not be economical to grow;
●	we or the customers to whom we sell our products may be unable to fully develop or commercialize our products in a timely manner or at all;
●	we may be unable to patent and/or obtain breeders’ rights or any other intellectual property rights on our technologies in the necessary jurisdictions;
●	even if we obtain patent and/or breeders’ rights or any other intellectual property rights on our technologies, such rights may be later challenged by competitors or other parties;
●	even if we obtain patent and/or breeders’ rights or any other intellectual property rights in respect of our technologies, competitors may design competing products that do not infringe these intellectual property rights; and
●	third parties may develop superior or equivalent products.

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

Our business and the commercialization of our products currently in development are subject to various government regulations and we or our collaborators may be unable to obtain, or may face delays in obtaining, necessary regulatory approvals. In addition, if we are unable to comply with applicable regulatory regimes, we may not be able to sell our products in certain jurisdictions.

We are subject to approvals, registrations and regulations relating to different jurisdictions according to the countries in which we operate, which includes, among others, the (i) Argentine regulations relating to biotechnology, food safety and registration of seeds, (ii) the regulations imposed by the U.S. Environmental Protection Agency (“EPA”), among other governmental authorities, and (iii) European Union Registration, Evaluation, Authorization, and Restriction of Chemicals regulation.

Further, our business is generally subject to two types of regulations: (i) those that apply to our operations and (ii) those that apply to products containing or based on our technology. We are responsible for applying for and maintaining the regulatory approvals necessary for our operations, particularly those covering our field trials, bio-safety evaluations and feed and food tests. Under the terms of our joint venture agreements, we and our joint venture partners are jointly responsible for obtaining and maintaining the regulatory approvals necessary for the commercialization of products that contain our licensed seed traits and other technologies in the various relevant markets. Regulatory and legislative requirements affect the development, production and sale of our products, including the testing, commercialization and planting of seeds containing our biotechnology licensed seed traits. Failure to receive such approvals or non-compliance with the applicable regulatory regime could adversely impact our operations and business strategy. Additionally, we may face difficulties in obtaining regulatory approvals in jurisdictions in which we have not previously operated or in which we have limited experience.

Regulatory regimes in some of our key target markets may be more onerous and enforced by several entities. For example, in Argentina, the Argentine government’s regulation of agricultural biotechnology is enacted and enforced primarily by three agencies; (i) the Argentine National Advisory Commission on Agricultural Biotechnology (Comisión Nacional Asesora de Biotecnología Agropecuaria), which regulates activity related to biosafety; (ii) the National Food Safety and Quality Service (Servicio Nacional de Sanidad y Calidad Agroalimentaria) which regulates activity related to food and feed safety; and (iii) the National Seed Institute (Instituto Nacional de Semillas) which controls the registries for both entities and products that are under its jurisdiction, among other functions. Additionally, the National Market Regulator (Dirección Nacional de Mercados) must conduct an economic evaluation.

In the United States, the field testing, manufacture, sale and use of crop protection, plant health and plant nutrition products are extensively regulated by the EPA and other state, local and foreign governmental authorities. As we introduce new formulations of and applications for our products, we may need to seek EPA approval prior to commercial sale. For any such approval, the EPA may require us to fulfill certain conditions within a specified period of time following initial approval. Although the EPA has in place a registration procedure for biopesticides there can be no assurance that all of our products or product extensions will be eligible for this streamlined procedure or that additional requirements will not be mandated by the EPA that could make the procedure more time consuming and costly for our future products. Furthermore, in most of our key target markets, including the United States, regulatory approvals must be received prior to the importation and commercialization of genetically modified products.

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

Our HB4 Seed business is dependent predominantly on the success of a technology that we license.

Many of our biotechnology licensed seed products currently under development incorporate HB4 technology, a yield improvement technology. We expect that the sale of biotech seeds that contain HB4 technology, our HB4 Seed business, will comprise an increasing portion of our future revenues. As a result, our future growth and financial performance will be influenced by our ability to commercialize our licensed HB4 technology, and if this effort is unsuccessful our business could be materially and adversely affected.

We also depend on our continued exclusive use of the HB4 technology pursuant to the terms of licensing agreements with Bioceres S.A., the National Scientific and Technical Research Council of Argentina (Consejo Nacional de Investigaciones Científicas y Técnicas) and the National University of the Litoral. Bioceres S.A. holds an exclusive license for HB4, which terminates on the expiration date of the last of the HB4 patents in 2040, unless terminated before such date in accordance with its terms. If this licensing agreement is declared unenforceable or invalid, we could lose access to one of our principal technologies and could become involved in costly or time-consuming legal disputes.

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

The licenses that Bioceres PLC grants to us related to HB4 wheat are currently exclusive with respect to certain territories and/or crops. We are seeking to expand these licenses and we may be limited in our ability to use the licensed technology in other territories in the future, either independently or with another partner, if we fail to extend the licenses to additional crops and territories. However, all current and short-term commercial activities are covered by our licenses. In addition, such licensed technology may be rendered obsolete.

The licenses Bioceres PLC granted to us are exclusive with respect to HB4 wheat technology in Argentina, Brazil, Paraguay and Uruguay. Pursuant to the terms of the license we may be limited to use the licensed technology in other countries either independently or with another partner or third party, while we seek to expand these licenses, as needed. The restrictions imposed by the terms of these licenses may limit our flexibility to commercialize HB4 wheat technology and expand our business in such territories and could adversely affect our business, results of operations and prospects.

In addition, the technology that Bioceres PLC licenses to us may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our licensed seed traits and technology.

Our joint venture agreements or any partnerships that we may enter into in the future may not be successful, or we may fail to perform our respective contractual obligations, which could adversely affect our ability to develop and commercialize our product candidates, as well as result in disputes with our collaborators.

We may seek partnerships or joint venture arrangements with third parties for the development or commercialization of our product candidates depending on the merits of retaining commercialization rights for ourselves as compared to entering into partnerships or joint venture arrangements. We will face, to the extent that we decide to enter into partnerships or joint venture agreements, significant competition in seeking appropriate partners. Moreover, partnerships or joint venture arrangements are complex and time-consuming to negotiate document implement and maintain. We may not be successful in our efforts to establish and implement partnerships, joint ventures, or other alternative arrangements and such partnerships, joint ventures, or arrangements may not be successful. Furthermore, the terms of any partnerships, joint ventures, or other arrangements that we may establish may not be favorable to us.

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

Further, our ability to generate value from our joint ventures and research collaborations will depend on, among other things, our ability to work cooperatively with our collaborators for the discovery, development and commercialization of our technology and products and we may be unable to do so. We cannot be sure that this structure will be successful in commercializing our products. Furthermore, the agreements governing our partnership and collaborations are complex and cover a range of future activities. Such a dispute may also negatively affect our relationship with one or more of our other collaborators and may hinder our ability to enter into future collaboration agreements. Any of these occurrences could negatively impact our business and results of operations.

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

We sell certain of our products to distributors through Rizobacter, Bioceres Semillas and Pro Farm. We also often license the use of certain technology to collaborators and licensees who use or will use the intellectual property to develop and commercialize seeds with improved seed traits. Additionally, we may be entitled under applicable intellectual property laws in the countries in which we operate to the payment of royalties from end users who subsequently multiply and use our seed technology. In each case, we may not actually receive the payments or royalties to which we are entitled, due to failure or refusal of the responsible parties to pay the amounts due. Failure to receive amounts owed to us could have an adverse impact on our business.

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

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance our indebtedness depends on our future performance, which is subject to many factors, including economic, financial, competitive and other, beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

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

Our business is dependent on our ability to recruit and maintain highly skilled and educated individuals through direct employment or collaboration arrangements, with expertise in a range of disciplines, including biology, chemistry, plant genetics, agronomy, mathematics programming and other specializations which are relevant to our business. Our ability to recruit such a work force depends in part on our ability to maintain our market leadership in agricultural biotech industry in countries in which we operate. Maintaining our ability to attract highly skilled workers and leading scientific institutions depends in part on our ability to maintain a strong technology platform and state-of-the-art facilities, as well as our ability to consistently and successfully commercialize our technology. There can be no assurance that we will be able to maintain leading scientific capabilities or continue to successfully maintain advanced technology in the market.

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

We do not enter into non-compete agreements with all of our employees, and therefore we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We do not enter into non-compete agreements with all of our employees, which prevents us from limiting our key employees from joining our competitors or competing directly against us. As a result, we may be unable to prevent our competitors from benefiting from the expertise of such employees. Direct competition by a former employee could materially adversely affect our business, results of operations and ability to capitalize on our proprietary information.

Adverse changes in global economic conditions, including as a result of the armed conflict in Israel and Palestine and the war in Ukraine, may negatively affect our industry, business, and results of operations.

Our industry is affected by changes in economic conditions outside our control, which can result in a general decrease in product demand from our customers. Such economic developments, like inflationary pressures in the U.S. and elsewhere, the China trade wars, the armed conflict in Israel and Palestine and the war in Ukraine may affect our business in a number of ways. Reduced demand may drive us and our competitors to offer products at promotional prices, which would have a negative impact on our profitability. In addition, the tightening of credit in financial markets may adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in, or cancellation of, orders for our products. If demand for our products slows down or decreases, we will not be able to maintain our revenue and we may run the risk of failing to satisfy the financial and other restrictive covenants to which we are subject under our existing indebtedness. Reduced revenue as a result of decreased demand may also reduce our planned growth and otherwise hinder our ability to improve our performance in connection with our long-term strategy.

In addition, through Pro Farm, we maintain an indirectly wholly owned subsidiary in Russia, Pro Farm Russia, LLC, and own a 12% minority interest in a third-party manufacturing plant in Vyborg, Russia. While our revenues derived from sales to customers in Ukraine and Russia are currently immaterial, products for Pro Farm, our wholly owned subsidiary, are partially sourced by suppliers from the manufacturing plant in Russia. We may face risks associated with maintaining our subsidiary in Russia and minority ownership of the manufacturing plant, or with any international operations in Russia, including risks associated with our compliance with evolving international sanctions and potential reputational harm as a result of our operations in Russia. Further, Russia’s president Vladimir Putin has approved decrees which allow the government to seize assets owned by foreign businesses and has taken steps to invalidate intellectual property protections for U.S.-based companies operating in Russia. In addition, should the conflict escalate or be prolonged, supply chain, trade routes and agricultural markets could be adversely affected, which, in turn, could materially, adversely affect our business operations and financial performance. While we have policies and procedures in place designed to ensure compliance with applicable sanctions and trade restrictions, our employees, contractors, and agents may take actions in violation of such policies and applicable law, and we could be held ultimately responsible. If we are held responsible for a violation of U.S. sanctions laws, we may be subject to various penalties, any of which could have a material adverse effect on our business, financial condition or results of operations.

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

The spread of global pandemics, such as the COVID-19 pandemic, and government efforts to control the effect and spread of such pandemics have had and will have a disruptive effect on different aspects of our business.

The spread of global pandemics, such as the COVID-19 pandemic, impacted the world economy and the jurisdictions in which we conduct our business. Jurisdictions in which we conduct our business have imposed mandates and/or regulations or implemented measures to counter the spread of the COVID-19 virus to control the impact of the pandemic on public health and their respective economies.

These control measures collectively have changed over the course of the pandemic and may be reinstated if another pandemic breaks out. Moreover, the emergence of variants of the COVID virus, caused by mutations, led to a resurgence in infections and prompted renewed uncertainty. We have been affected in a number of ways, such as the way in which we operate our headquarters operations, interact with our scientists and their activities, and plan for and carry out clinical trials, all of which have experienced some short-term disruption and may suffer long-term changes in the way we will do business. Actions such as government lock downs slowed or, in some cases, temporarily stopped research and development activities and clinical trials. Various safety protocols for personal interactions may hamper research and development activities. Since we are mostly focused on the activities related to research and development, we have not experienced the larger adverse economics of a slowed economy. The financial effect will be that our development expenses may increase and we may have to obtain additional capital funding. Any required additional equity funding will be dilutive to the equity of our investors and debt financing may have restrictive covenants that could adversely affect our business plans and operational objectives. Any further funding that we may need may not be available or even if available it may not be on terms that are acceptable to us.

While it is not possible to predict the future impact of global pandemics and the effect of the measures adopted by governments, global pandemics have in the past and in the future may significantly affect global economic conditions. Furthermore, global pandemics and governments’ future responses to global pandemics may affect our financial position and results of operations. We monitor the impact of pandemics, such as the COVID-19 pandemic, on us. However, the impact of such pandemics on our business, results of operations, and financial position remains highly uncertain.

Our crop productivity business is highly seasonal and affected by factors beyond our control, which may cause our sales and operating results to fluctuate significantly.

The sale of our products is dependent upon planting and harvest seasons and are expected to result in highly seasonal patterns and substantial fluctuations in quarterly sales and profitability. As we increase the variety of products sold within our current markets, and expand into new markets in different geographies, the seasonality of our business may change. Therefore, our business may be more seasonal or experience seasonality in different periods than anticipated.

Weather conditions and natural disasters, such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, affect decisions by our distributors, direct customers and end users about the types and amounts of products to use and the timing of harvesting and planting. As a result, our operating results may vary substantially from year to year and quarter to quarter beyond the regular seasonal patterns’ predictions.

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

Our results of operations from our crop productivity products may vary significantly from period to period due to circumstances beyond our control, including as a result of climate change.

The crop productivity market is affected by various factors that make their operations relatively unpredictable from period to period. The development of our products may be adversely affected by circumstances beyond our control. For our crop productivity products, factors beyond our control include weather and climatic change, such as droughts or heat stress, or other factors we are unable to identify. For example, if there were a prolonged or permanent disruption to the electricity, climate control or water supply operating systems in our greenhouses or laboratories, the plants on which we are testing our licensed seed traits and the samples we store in freezers, both of which are essential to our development activities, would be severely damaged or destroyed, adversely affecting our development activities and thereby our business and results of operations. We have experienced crop failures in the past for various reasons, which have required us to re-start field trials and delays in achieving expected results.

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

The information regarding our market opportunities, including for HB4 soy and HB4 wheat, has been prepared by management and our assumptions underlying our statements about these market opportunities are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and other uncertainties that could cause actual results to differ materially from those set forth in management’s estimates. No independent third party has compiled, examined, or performed any procedures with respect to our potential market opportunities, nor has any third party expressed any opinion or any other form of assurance on the information or its achievability by us, and no independent third party has assumed responsibility for, or claimed any association with, the information we have included herein regarding such potential market opportunities. The information regarding market opportunities is not fact and should not be relied upon as being indicative of future results. For example, we extrapolated from publicly available data for the past ten years to estimate soy and wheat production area in order to in turn estimate the size of HB4 soy and HB4 wheat-related market opportunities. Changes in economic, climate, regulatory and other factors could significantly reduce the target area and our market opportunity. We also made assumptions regarding the number of bags of soybeans and wheat seeds needed to plant one hectare as well as other information, which in each case may prove to be materially incorrect. Furthermore, we may not be able to take advantage of these market opportunities even if they are available. Our failure to take advantage of market opportunities or to correctly size our market opportunity could have a material adverse effect on our ability to take advantage of our investments in licensed technologies, including for HB4 soy and HB4 wheat, and therefore on our business, operating results and financial condition.

Consumer and government resistance to GM crops may negatively affect our public image and reduce sales of seeds or other products containing our licensed seed traits. In addition, Bioceres S.A., from whom we license HB4 technology, is party to a legal proceeding in Argentina, which if decided unfavorably would adversely affect our ability to sell HB4 products in Argentina.

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

The prohibition of the production of certain GM crops in certain countries and the current resistance from consumer groups to GM crops not only limits our access to such markets but also has the potential of spreading to and influencing the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology. For example, in the United States, no product may be labelled as “organic” if it contains any GMO. Additionally, some states in the United States are considering, and one state has passed a law relating to, mandatory labelling of GMO foods, which may carry a negative connotation for consumers and which could make it difficult and expensive for companies to use ingredients from GM crops and distribute products in compliance with the labelling requirements, each of which could in turn have an adverse impact on the sale of our licensed GM seeds. In Argentina, a class action suit has been filed against Bioceres S.A. (from whom we license HB4 technology), certain biotechnology companies and the national government. The class action plaintiffs request that GMO foods be mandatorily labelled as such and that measures be taken to protect land use, among others. As we license HB4 technology from Bioceres S.A, if such action were to be decided unfavorably, we would no longer be able to sell products that contain HB4 technology in Argentina, which would have a significant negative impact on our revenue. As of the date of this report, the plaintiffs’ request for injunctions against GMO approvals were rejected by the Federal Court of Appeals and an injunction appealed before the Argentine Supreme Court was also rejected.

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

Competition in crop productivity products, including biologicals, is intense and requires continuous technological development.

We currently face significant direct and indirect competition in the markets in which we operate. The markets for crop productivity products, including biologicals, are intensely competitive and rapidly changing. Many companies engage in the development these products, and speed in commercializing a new product can be a significant competitive advantage.

As an example, some of our competitors engage in research associated with discovery and therefore have R&D budgets that are more significant than our own R&D budget and that cover more activities than those in which we engage. In addition, former collaborators, by virtue of having had access to our proprietary technology, may utilize know-how acquired while employed by us for their own development efforts.

In most segments, the number of products available to end-consumers is steadily increasing as new products are introduced. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for our products and technologies. In addition, many of our competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and some of our competitors have more experience in R&D, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Programs to improve genetics and crop protection chemicals are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with broader set of companies. Mergers and acquisitions in the plant science, specialty food ingredient and agricultural biotechnology seed and chemical industries may result in even more resources being concentrated among a smaller number of our competitors.

The expiration of patents covering existing products reduces the barriers to entry for competitors. Our ability to compete effectively and to achieve commercial success depends, in part, on our ability to (i) control manufacturing and marketing costs, (ii) effectively price and market our products, (iii) successfully develop an effective marketing program and an efficient supply chain, (iv) develop new products with properties attractive to food manufacturers or growers, and (v) commercialize our products quickly without incurring major regulatory costs. We may not be successful in achieving these factors and any such failure may adversely affect our business, results of operations and financial condition.

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

Any of these events could have a material adverse effect on our business, results of operations and financial condition. As of the date hereof, we believe that we substantially comply with regulations in Argentina and other countries in which we operate relating to GM crops. However, if these regulations change, our validation trials and compliance efforts may become costly and burdensome.

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

As of June 30, 2023, our total indebtedness was US$243.5 million, of which US$107.6 million matures in the fiscal year ending June 30, 2024. We may incur additional indebtedness in the future. Our indebtedness could have important adverse consequences, including:

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

Our results of operations may be affected by the availability and pricing of raw materials, principally materials needed to design our technologies, such as raw glycerin. Factors such as changes in the global or regional levels of supply and demand, weather conditions, seasonal fluctuations, shortages or interruptions, changes in global climates and government regulations could substantially impact the price of raw materials. These and other factors could also cause plant shutdowns, reductions in capacity, delays and increased costs with associated manufacturers. To the extent we are unable to pass on increases in raw materials and energy prices to our customers, a substantial increase in raw material prices or a continued interruption in supply could have a material adverse effect on our business, financial condition and results of operations.

The overall agricultural industry is susceptible to commodity price volatility and, we, along with our food manufacturing customers and grower customers, are exposed to market risks from changes in commodity prices.

Volatility in the prices of certain commodity products could result in higher overall costs along the agricultural supply chain, which may negatively affect our ability to commercialize our products. We are susceptible to cost volatility in the agricultural industry as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. Further, we may not be able to anticipate or react to such volatility in a timely manner, which could cause our operating results to deteriorate.

We may be required to pay substantial damages as a result of uninsured product liability claims.

Product liability claims are a commercial risk for our business, particularly as we are involved in the sale of commercial technology and the supply of biotechnological products, some of which may be shown in the future to be harmful to humans and the environment. We may be held liable if any product we develop is found unsuitable during marketing, sale or consumption. We do not currently have insurance coverage for such claims. Courts have levied substantial damages in the United States and elsewhere against a number of companies in the agriculture industry in past years based upon claims for injuries allegedly caused by the use of their products. There is a possibility that a product liability case could be filed against us in Argentina, as there are precedents of cases relating to the use of pesticides, for example. However, in Argentina, damages relating to these cases may be substantial albeit potentially smaller than those typically awarded in the United States.

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

Our operations are subject to various health and environmental risks associated with our use, handling, storage and disposal of potentially toxic materials.

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

We cannot eliminate the risk of injuries or damages caused by the contamination or discharge of these materials. If these risks were to materialize, we could be subject to fines, liability, reputational harm or otherwise adverse effects on our business. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, or may otherwise be required to remedy the contamination, and our liability may exceed any insurance coverage and our total assets. Furthermore, compliance with environmental, health and safety laws and regulations may be expensive and may impair our R&D efforts. If we fail to comply with these requirements, we could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, we cannot predict the impact on our business of new or amended environmental, health and safety laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair our research, development or production efforts.

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

On June 30, 2023, we ceased to be an “emerging growth company,” as defined in the JOBS Act, and we may no longer take advantage of certain temporary exemptions from various reporting requirements including, but not limited to, an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and the rules and regulations of the SEC thereunder. Therefore, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with the additional reporting requirements that apply as we have ceased to be an “emerging growth company.” We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We may require additional financing in the future and may not be able to obtain such financing on favorable terms, if at all, which could force us to delay, reduce or terminate some of our activities.

The process of developing and commercializing products is expensive, lengthy and risky and we expect to continue investing in our R&D services to identify new potential products for development. We may require additional capital to fund our technology sourcing and product development projects and to provide working capital to fund other aspects of our business, including changes in our business strategy or the occurrence of unanticipated events other strategic opportunities.

We may seek to issue additional equity securities, which could result in dilution to our existing shareholders and could adversely affect the market price of our ordinary shares. Alternatively, we may seek to raise additional debt financing, which could subject us to restrictive covenants that limit our operating flexibility and require us to comply with certain financial ratios. However, we may not be able to raise sufficient additional funds on terms that are favorable to us, if at all. If we fail to raise the funds we require, our ability to fund our operations, take advantage of strategic opportunities, develop and commercialize products or technologies, or otherwise respond to competitive pressures could be significantly limited. In such an event, we may be forced to delay or terminate our development initiatives or the commercialization of our technology and products, curtail operations or grant licenses to our technology on terms that are not favorable to us. In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees and other costs. If adequate funds are not available and on commercially reasonable terms, we may not be able to successfully execute our business strategy or continue our business.

Development and commercialization of our products may incur scrutiny under the Convention on Biological Diversity Treaty.

The Convention on Biological Diversity Treaty is an international treaty that was adopted at the Earth Summit in Rio de Janeiro, Brazil in 1992. The treaty provides that if a company uses genetic resources, such as an indigenous plant, from a participating country to develop a product, then such company must obtain the prior informed consent of the participating country and owes fair and equitable compensation to the participating country. Although the United States is not a participating country, most countries where we currently obtain or may obtain genetic resources in the future, including Argentina, have ratified the treaty and are currently participants in the Convention on Biological Diversity Treaty. We may fall under scrutiny of the Convention on Biological Diversity Treaty with respect to the development or commercialization of any of our products derived from genetic resources originating from any of the countries that are participants in the Convention on Biological Diversity Treaty. There can be no assurance that the government of a participating country will not assert that it is entitled to fair and equitable compensation from us. Such compensation, if demanded, may make commercialization of some of our products impracticable.

Our failure to accurately forecast and manage seed and biological inventory could result in an unexpected shortfall or surplus of products which could harm our seed and biological business.

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

Despite the continuous implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism war telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition to the extraction of sensitive information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, phishing attacks social engineering and other means to affect service reliability. If any such event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, the further development of our product candidates could be delayed, which could adversely affect our business, financial condition, and operating results, and could negatively impact our share price.

Labor unions can request, and have requested, the unionization of some of our employees.

In December 2016 and March 2017, the Argentine Trade Union of Truck Drivers (Sindicato de Choferes de Camiones) (the “SCC”) and the Argentine Union of Rural Workers and Stevedores (Unión Argentina de Trabajadores Rurales y Estibadores) (the “UATRE”), respectively requested the unionization of some employees of Rizobacter. With respect to the former, the SCC requested to unionize employees involved in logistics and operation of forklifts. UATRE requested to unionize workers engaged in the handling and storage of grain related to our seed treatment process undertaken seasonally. After negotiations, both SCC and UATRE came to an agreement with Rizobacter wherein Rizobacter agreed to hire companies to carry out the operations covered by each union. Each company agreed to indemnify Rizobacter in relation to any subsequent claims by the workers registered with the SCC or the UATRE, as the case may be, without direct cause to Rizobacter.

If new union disputes arise, they may be time consuming and distracting to management. The occurrence of a union dispute could have a material and adverse effect on our costs and business, results of operations and financial condition.

We rely on third parties to grow our seeds. If these parties do not grow our seeds at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our commercialization efforts could be delayed and our business could be negatively impacted.

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

We are subject to anti-corruption and anti-money laundering laws with respect to both our domestic and international operations, and noncompliance with such laws can subject us to criminal and civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C.§201, the U.S. Travel Act, the USA PATRIOT Act, Argentine Law No. 27,401, as amended, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit us and our collaborators from authorizing, offering, or directly or indirectly providing improper payments or benefits to recipients in the public or private sector. We or our collaborators may have direct and indirect interactions with government agencies and state-affiliated entities and universities in the course of our business. We may also have certain matters come before public international organizations such as the United Nations. We use third-party collaborators, joint venture and strategic partners, law firms, and other representatives for regulatory compliance, patent registration, lobbying, deregulation advocacy, field testing, and other purposes in a variety of countries, including those that are known to present a high corruption risk such as India, China, and Latin American countries. We can be held liable for the corrupt or other illegal activities of these third-party collaborators, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. In addition, although we have implemented policies and procedures to ensure compliance with anti-corruption and related laws, there can be no assurance that all of our employees, representatives, contractors, partners, or agents will comply with these laws at all times. Noncompliance with these laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, other or injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export licenses, reputational harm, adverse media coverage, and other negative consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm our business, results of operations, and financial condition.

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

We are considered a “foreign private issuer” under the Exchange Act and we are therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to the accounting principles generally accepted in the United States of America (“U.S. GAAP”) so long as our financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. We are not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities.

In addition, as a “foreign private issuer” whose ordinary shares are listed on the Nasdaq Stock Market LLC (“Nasdaq”), we are permitted to, and will, follow certain home country corporate governance practices in lieu of certain Nasdaq Global Market requirements. A foreign private issuer must disclose in its Annual Reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. As an exempted company incorporated in the Cayman Islands and listed on the Nasdaq, we currently intend to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. Unlike the requirements of the Nasdaq, the corporate governance practice and requirements in the Cayman Islands do not require us to have a majority of our board of directors to be independent; do not require us to establish a nominations committee; and do not require us to hold regular executive sessions where only independent directors shall be present. Such Cayman Islands home country practices may afford less protection to holders of our ordinary shares.

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

We rely on a combination of intellectual property rights laws and other agreements with our collaborators and third parties to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not prevent disclosure, infringement or misappropriation of our confidential information. Our confidentiality and nondisclosure agreements or covenants may not be enforceable under applicable law and, even if they are enforceable, may be breached, and we may not have adequate remedies for such a breach that would effectively prevent the dissemination of our confidential information or direct competition with us by a joint venture partner. We also have limited control over the protection of trade secrets used by our collaborators and could lose future trade secret protection if any unauthorized disclosure of such information occurs. Enforcement of any claim that a party illegally disclosed confidential information or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, others may independently discover our trade secrets and proprietary information, by reverse engineering or otherwise, and in such cases, we would not be able to enjoin such parties. Laws regarding trade secret rights in certain markets where we operate may afford little or no protection of our trade secrets. If any of our trade secrets were to be disclosed to or independently developed by a competitor, or if we otherwise were to lose protection for our trade secrets or proprietary know-how, the value of this information may be greatly reduced and our business and competitive position could be harmed. Moreover, our collaborators may allege that we have disclosed their trade secrets or confidential information.

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

On March 6, 2022, Russia issued a decree permitting the use of certain patents without compensation or license for inventions, industrial designs, and utility models originating in unfriendly countries, which include the United States. Currently, we have eight patents issued by the Russian Federation, which following the March 6, 2022 decree may no longer be afforded any intellectual rights protections. If third party individuals, including the majority owners of the third-party manufacturing plant in Vyborg, Russia, utilize our patents and create versions of our products we would likely have limited to no recourse and would not receive any compensation for any unauthorized use.

In Argentina, legislation in respect of breeders’ rights includes a concept of a “farmer’s privilege,” which allows growers to use seeds obtained from their own harvests to be replanted on their own farm. According to the National Seed Institute of Argentina (Instituto Nacional de Semillas), the reserves of seeds kept for personal use has grown significantly in recent years, which may increase the likelihood that growers illegally claiming the privilege may use GM seeds into the market without paying royalties owed to us. During recent years, certain sectors of the Argentine agricultural industry have been requesting that the Argentine plant variety protection (“PVP”) Law No. 20,247 be amended.

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

Changes in U.S. and Argentine patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotech companies, our success is heavily dependent on intellectual property, including patents. Obtaining and enforcing biotech patents involves technological and legal complexity, and is costly, time consuming, and inherently uncertain.

The patent position of biotechnology and biochemical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Furthermore, our patents, and those patents for which we have license rights, may be challenged, narrowed, invalidated or circumvented. It is also not possible to patent and protect all knowledge and know-how associated with our products, so there may be areas that are not protected such as certain formulations and manufacturing processes. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

The Argentine Patent Office (Instituto Nacional de Propiedad Intelectual) issued Regulation 283/15 with new guidelines for examining biotech inventions. These guidelines seriously restrict the patentability of several categories of inventions in the agricultural field. This restriction is already being followed in the practice of the Argentine Patent Office.

In September 2016, the Argentine Patent Office issued Argentine Regulation 56/16, under which the Argentine Patent Office will deem that any patent application whose examination had not begun by October 15, 2016 satisfies the substantive requirements of patentability (novelty, non-obviousness and industrial application); provided that a patent has been granted abroad for the same invention by a foreign patent office carrying out substantive examination in a country whose patent law has the same substantive requirements as Argentine law. This can result in prosecution times that are substantially shorter, and similar to those of the fastest jurisdictions. However, the patent office has applied this regulation to biotech cases only when the granted equivalent is directed to matter that is not affected by the guidelines. Furthermore, the claims of the granted equivalent must be amended so as to comply with the requirements of Regulation 283/15.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. In a recent ruling (in re “Monsanto Technology LLC c/ Instituto Nacional de la Propiedad Industrial s/ Denegatoria de Patente”, case number CCF 8044/2007), Tribunal III of the Civil and Commercial Federal Court of Appeals of the City of Buenos Aires confirmed, by revoking a decision of a lower court, the rejection of a biotechnological patent application by the Argentine Patent Office, with the understanding that the invention should be protected as a PVP and not under a patent (the patent application was for a recombinant DNA molecule and a cell transformed by such molecule). Lack of inventive activity and non-patentable matters are also mentioned as grounds in this precedent. The Court of Appeal’s decision was appealed to the court of last resort, but the Argentine Supreme Court refused to resolve the case based on the grounds that the issue was moot as the statutory term of the patent under consideration in the case had already expired. The decision of the Court of Appeals has, therefore, become a negative precedent that may adversely affect patentability of the technologies we develop in the future. Depending on decisions by the Argentine and U.S. Congresses, the federal courts in each country, the U.S. Patent and Trademark Office and the Argentine Patent Office, as well as the relevant authorities in other countries in which we hold licensed patents, the laws and regulations governing patents could change in unpredictable ways that may weaken or undermine our ability to obtain new patents or to enforce our existing licensed patents and patents we might obtain in the future.

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

As the agricultural biotech industry continues to develop, we, our collaborators or licensees may become party to, or threatened with, litigation or other adverse proceedings regarding intellectual property or proprietary rights in our technology, processes, developed seed traits or seed treatments. Third parties may assert claims based on existing or future intellectual property rights and the outcome of any proceedings is subject to uncertainties that cannot be adequately quantified in advance. Any litigation proceedings could be costly and time consuming. A negative outcome from an intellectual property infringement suit could result in liability for monetary damages, require us to indemnify our licensees for damages arising from warranties we have made in respect of the intellectual property rights we have licensed, which claims might not be subject to a cap, or treble damages and attorneys’ fees if we are found to have willfully infringed a patent. There is also no guarantee that we, our collaborators or licensees would be able to obtain a license under such infringed intellectual property rights on commercially reasonable terms or at all. A finding of infringement could prevent us, our collaborators or our licensees from developing, marketing or selling a product or force us to cease some or all of our business operations. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel may be diverted as a result of these proceedings, which could have a material adverse effect on our operations. In some cases, our agreements with our collaborators or licensees might oblige us to pay for the enforcement of our licensed intellectual property rights, even though our collaborators or licensees may be responsible for commercializing the potentially infringing products. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly have a negative impact on our business.

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

We may be required to pay royalties, or other additional compensation, to employees who develop inventions that have been or will be commercialized by us, even if the rights to such inventions have been assigned to us, exclusive licenses have been granted to us or the employees have waived their rights to royalties.

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

A significant portion of our employees in Argentina are dedicated to activities that may be considered inventive. As a result, a significant portion of our employees execute confidentiality and ownership rights agreements upon commencement of employment whereby they agree to classify all work undertaken by them as engagement in inventive discovery, which grants us all ownership rights in inventions created while such employees are employed by us. If these assignments or exclusive licenses were deemed invalid or unenforceable, we could be required to pay royalties to our employees who have invented intellectual property that we have commercialized, which in turn may have a material adverse effect on our results of operations. In addition, if these assignments or exclusive licenses were deemed invalid or unenforceable, it is possible that our employees could assign or license to third parties their rights in any inventions created while employed by us. This could have a material adverse effect on our results of operations.

Risks Related to Operating in Latin America

A major portion of our operations and/or development activities are based in Latin America. As of June 30, 2023, approximately 75% of our consolidated sales of goods and services were attributable to our Latin American operations. In particular, fluctuations in the economy of Latin America and actions adopted by the governments of Latin American countries have had and may continue to have a significant impact on our subsidiaries operating in those countries.

Latin America has experienced, and may continue to experience, adverse economic or political conditions, including considerable economic uncertainty that may impact our business, financial condition and results of operations.

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

Further, in Argentina, the fluctuation in currency exchange rates, the gap between the official and alternative exchange rates, and high inflation, along with the measures attempting to control inflation adopted by the Argentine government, caused a deepening recession (the GDP decreased 4.9% in the second quarter of 2023, 1.7% in 2019 and 6.2% in 2018 and), increasing unemployment and the failure of medium and small companies. In 2020, the Latin American general macroeconomic conditions were worsened as a result of the COVID-19 pandemic (see “—The spread of COVID-19 and government efforts to control the effect and spread of the COVID-19 virus have had and will have a disruptive effect on different aspects of our business”). In Argentina, the stay-home orders and businesses restrictions, along with the global recession contributed to deepening the recession further. According to INDEC, during the second quarter of 2020 the GDP decreased 19.1% interannual (what represents the highest decrease of the GDP in Argentine history) with a peak of 16.2% in the second quarter, and as of July 2020 the economic activity decreased 13.2% interannual. All these circumstances also provoked a significant increase in poverty, which, according to INDEC, as of December 2021 affected approximately 37.3% of the population. In order to contain the further deterioration of the currency exchange rate, the Argentine Central Bank has been selling its reserves, which decreased to US$24.9 billion as of October 20, 2023. In addition, the Argentine government financed all economic assistance in connection with the COVID-19 pandemic with a heavy issuance of currency, which is also contributing to inflation, demand for U.S. dollars and devaluation of the Argentine Peso.

On October 23, 2023, the general Argentina presidential elections took place. The actual Minister of Economy, Sergio Massa, obtained 36.68% of the votes, while the new coalition La Libertad Avanza, led by Javier Milei, and Juntos por el Cambio received 29.98% and 23.83% of the votes, respectively. Consequently, a the second round between Sergio Massa and Javier Milei will be held on November 19, 2023.

We cannot predict the result of the ballotage, nor to determine the measures that may be adopted by the winners of the elections and their impact, which could have a material adverse effect on the Argentine economy and could affect our financial condition and results of our operations. Further, we cannot assure that the programs, policies and regulations currently in place will continue to be applicable in the future, nor their impact on our business.

In Brazil, the economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Brazil’s GDP decreased 3.3% in 2016, increased 1.3% in 2017, increased 1.8% in 2018, increased 1.2% in 2019, decreased 3.9% in 2020, increased 4.6% in 2021 and increased 2.9% in 2022. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crisis have affected the confidence of investors and the general public. As a result, Brazil continues to face uncertainty related to the future developments in policies and whether and when such policies and regulations may be implemented.

If the Latin American governments do not adopt reforms required to address structural changes, then the current economic conditions may be worsened, which could have an adverse effect on our financial condition and results of operations.

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

In addition, between 2006 and 2012, the Argentine government conducted expropriations including mainly utilities or companies in strategic sectors of public interest, like Aguas y Saneaminentos S.A. in 2006, Aerolíneas Argentinas S.A. in 2008 and YPF S.A. in 2012. In an unprecedented case in 2020, the government unsuccessfully attempted the expropriation of a company fully involved in the private sector with no public interest, like Vicentín S.A., which is the fourth largest grain exporter in Argentina, and, in addition, was undergoing a restructuring under reorganization proceedings. However, the government desisted due to generalized massive spontaneous protests and opposition from opposing political parties and the legal and financial community. In September 2014, the Argentine Congress enacted Law No. 26,991 which amends the Supply Law No. 20,680 (Ley de Abastecimiento) that enables the Argentine government to intervene in certain markets when it considers that any party to such market is trying to impose prices or supply restrictions in such market. The law grants broad powers to the relevant enforcing agency including to order the sale, production, distribution and/or delivery of basic needs goods throughout the country in case of a shortage of supply.

As significant portion of our assets are located in Argentina, we are subject to political uncertainties, including expropriation or nationalization of our business or assets, or subject to renegotiation or annulment of existing contracts and other similar risks. In the future, intervention in the economy by the Argentine government may continue or increase, the occurrence of which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition. We cannot assure investors that these or other measures that may be adopted by the Argentine government in the future, such as nationalizations, forced renegotiations or modifications of existing contracts, new tax policies, price fixing, regulations and reforms affecting foreign trade and investments, will not have a material adverse effect on the Argentine economy and, consequently, will not adversely affect our business, results of operations and financial condition.

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

The Argentine Peso depreciated 70.7% against the U.S. dollar in 2022, 20.0% in 2021, 40.5% in 2020, 58% in 2019, 102.1% in 2018 and 17.4% in 2017 based on the official exchange rates published by the Argentine Central Bank. In the past years, the Argentine government has imposed restrictions on the purchase of foreign currency. These measures gave rise to an unofficial market where the U.S. dollar trades at a different market value than the official Argentine Peso – U.S. Dollar exchange rate. The rigid exchange controls and transfer restrictions substantially limit the ability to obtain foreign currency or make certain payments or distributions out of Argentina. See “—Argentine exchange controls and restrictions limit access to the FX Market to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina”.

The Brazilian real has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Brazilian real against the U.S. dollar. In 2022, the Brazilian real appreciated 7.3% against the U.S. dollar. In 2021, the Brazilian real depreciated 9.1% against the U.S. dollar. In 2020, the Brazilian real depreciated 28.9% against the U.S. dollar. In 2019, 2018 and 2017 the Brazilian real depreciated 4.02%, 17.1% and 1.5%, respectively, against the U.S. dollar.

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

Beginning with the period ending on December 31, 2018, Bioceres’ Argentine subsidiaries which have Argentine Peso as its functional currency began preparing financial statements in compliance with IFRS, adopting IAS 29. Effective July 1, 2022 our main subsidiaries changed their functional currency from the Argentine Peso to the United States Dollars as a result of changes in events and conditions relevant to their business operations. The effect of the functional currency change was recorded prospectively in accordance with IAS 21. As a result, from July 1, 2022 there are no longer significant effects of inflation adjustments in our financial statements. See “Item 5. Operating and Financial Review and Prospects.”

From a tax perspective, in December 2019, the Argentine Government promulgated Law 27,541. It provided that the tax rate reduction established by Law 27,430 (reduction of the income tax rate from 35% to 30% for fiscal periods beginning on January 1, 2018 until December 31, 2019, and 25% for fiscal periods beginning on or after January 1, 2020, inclusive) be suspended until the fiscal years beginning on or after January 1, 2021. Thus, the tax rate of 30% was maintained. Law 27,541 also provided that, for the first and second financial years starting on or after January 1, 2019, one-sixth of the inflation adjustment (provided by Law 27.420) will be computed in the fiscal year of the adjustment calculation and the remaining five-sixths in equal parts in the five tax periods immediately following.

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

Economic and political developments in Argentina, including inflation and government controls may adversely affect the economy and our financial condition and results of operations.

Presidential and federal congressional elections in Argentina were held in October 2023, and the second round to determine the president will be held in November 2023, and their impact on the future economic and political environment is uncertain. No assurances can be made as to the policies that may be implemented by a new Argentine administration, or that political developments in Argentina, will not adversely affect the Argentine economy or our business, financial condition or results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair our business, financial condition or results of operations, or cause the market value of our shares to decline.

In recent years, Argentina has confronted inflationary pressures, including the depreciation of the Argentine Peso, evidenced by significantly higher fuel, energy, and food prices, among other factors. Further, the Argentine government increased its direct intervention in the economy, including through the implementation of regulation of market conditions, expropriations or nationalizations and price controls. Therefore, the inflation rate in Argentina and the government’s intervention in the economy may adversely affect our business.

Further, according to data published by the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”), the Consumer Price Index (“CPI”) increased 80.2% from January through August 2023, 94.8% in 2022, 50.9% in 2021, 36.1% in 2020, 53.8% in 2019, 47.6% in 2018 and 24.8% in 2017. If inflation remains high or continues to rise towards a hyperinflation, Argentina’s economy will continue to be negatively impacted, and our results of operations could be materially adversely affected.

Limited access of the Argentine government and the private sector to the international capital markets could adversely affect our financial condition.

During recent years, the Argentine government and provinces have defaulted in the payment of their debt, which has limited their access as well as that of private companies to the international financial markets, or it has substantially increased their financing costs. Further, the COVID-19 pandemic has negatively impacted Argentina’s economy and deepened its recession which resulted in the need of restructuring of its sovereign debt.

Currently, the Argentine government has entered into facility agreements with the International Monetary Fund (the “IMF”) relating to an amount of approximately US$36 billion. Further, on August 4, 2023, Argentina’s government and Qatar signed a loan agreement in the amount of US$775 million in order to help Argentina repay US$1.411 million owed to the IMF regarding previous loan facilities. In addition, on August 23, 2023, the Argentine Minister of Economy announced agreements with the World Bank and the Inter-American Development Bank by which Argentina will be granted a financing totaling US$1,310 million. The funds will be destined to social, economic and infrastructure policies.

If the Argentine government defaults again on the payment of its sovereign debt or the measures adopted and to be adopted by the Argentine government to reduce the fiscal deficit, control inflation and stabilize the foreign exchange market are not effective, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be limited, which may in turn impair its ability to implement reforms and public policies to foster economic growth, impair the ability of private sector entities to access the international capital markets or make the terms of such financing much less favorable that those accessible by companies in other countries in the region and may accelerate the depreciation of the Peso, foster inflation and deepen the economic crisis and recession. Lack of access to international or domestic financial markets or increase in the costs of such financing could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations.

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

In October 2020, the Argentine government adopted a series of measures seeking to promote production, exports and the liquidation of U.S. dollars from exports in the FX Market, including the temporary reduction of export duties for soybean and soybean derived products through Decree No. 790/2020. Further, pursuant to Decree 790/2020, a temporary reduction scheme of export duties for soybean products and by-products was established, which increased on a monthly basis to return to the initial level as from January 2021.

In October 2022, Argentina has also imposed controls to the import of goods and services. In respect of import of goods, Argentine companies currently have limited access to the FX Market to acquire foreign currency in order to make payments abroad, provided that certain requirements are met, including the registration of the import transaction under the importation payment follow-up (Seguimiento de pagos de importaciones).

Different requirements apply to goods with customs entry registration, including, among others, that: (i) there is proof of the customs registry of the entry into the country of the goods that originated the payment to be canceled; (ii) the importer has a copy of the commercial invoice issued abroad in the name of the company who made the purchase abroad; and (iii) the documentation presented allows the importer to establish the expiration date of the foreign obligation. Goods with pending customs entry registration must comply with other requirements, including, among others: (i) documentation determining the existence of a purchase of goods abroad; (ii) a sworn statement submission demonstrating the registration of the customs entry of the goods within the term that corresponds according to the type of good to be imported; (iii) provision of elements that guarantee the reasonableness of the amounts to be paid considering the importing activity of the client in recent years and the business plans presented by the importer; and (iv) no delays in the regularization of payments with pending customs entry registration made as of September 2, 2019.

Recently, the BCRA strengthened the requirements for importers that intend to access to the FX Market by requesting an approved declaration submitted in the Argentine System of Imports (“SIRA”) from local authorities. If the SIRA declaration is approved, the local authorities will inform the importer the term in which the access to the FX Market will be granted. Such date usually ranges from 60 to 270 calendar days. Foreign exchange regulations provide for certain alternatives that would allow the Argentine importer to access the FX Market before the date stated in the SIRA. These alternatives may involve financing granted by a financial institution. The declaration of the SIRA will be analyzed by the AFIP, which will assess each individual situation based on information available in the AFIP’s records and the financial and economic capacity of the importer through the Economic Financial Capacity System (Sistema de Capacidad Económica Financiera) (the “CEF”).

In respect of import of services, there are currently restrictions imposed to Argentine companies looking to access the FX Market such as the limitation on the payment of imports of services. Prior approval by the BCRA is required to access the FX Market for prepayments and payment of services to foreign-related parties.

As of October 13, 2022, access to the FX Market for payments of services rendered by non-residents requires a declaration made through the System of Imports of the Argentine Republic and Payments of Services Abroad (“SIRASE”), approved by the Secretary of Commerce.

The purpose of the SIRASE is to determine whether importers willing to make payments of services abroad have complied with tax obligations and are capable of carrying out certain financial transactions. Once the SIRASE declaration is submitted, the AFIP will review the information provided and confirm the importer’s compliance regarding tax return filings and its financial economic capacity through the CEF regime.

On April 20, 2023, through Communication “A” 7746, BCRA modified foreign exchange regulations regarding foreign currency outflows. This amendment had a strong impact, mainly in the access to the FX Market, in the payment of services rendered by non-Argentine residents. BCRA’s prior approval must be requested to access the FX Market prior to 60 calendar days from the date of approval of the SIRASE declaration for research, legal and accounting, advertising, and engineering services, among others. Such prior approval will not be required, for example, if using own funds in foreign currency. Also, payment to related parties abroad for freight and transportation services must be made 90 calendar days after the date that the service has been rendered.

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

A decline in the prices of the commodities that Latin America countries export, such as wheat and soy, could have an adverse effect on the region’s economic growth. High commodity prices have contributed significantly to the increase in Latin American exports as well as governmental revenues from export taxes. However, relying on the export of certain commodities has made the Latin American economy more vulnerable to fluctuations in the prices of commodities. A decline in global commodity prices negatively impacts ability of Latin American countries to service their sovereign debt as a result of reduced government revenue and, available foreign, which may result in recessionary or inflationary pressures. Either of these results would adversely impact the prospects of economic growth in Latin America and, therefore, our financial condition and results of operations. Further, we may not be able to anticipate or react to such volatility in a timely manner, which could cause our operating results to deteriorate.

The Argentine government may order special protections for employees in the private sector.

Due to high levels of inflation, the Argentine government could order salary increases for employees in the private sector, as occurred in the past. Notwithstanding the above, no mandatory salary increase has been ordered by the Argentine government since January 2020.

As per the current context, the prohibition on terminations and duplication of severance are not in force. A company is entitled to dismiss, without cause, employees at its convenience, as long as severance is paid in duly manner and time. However, considering the current high levels of inflation and devaluation, we cannot assure that the government may create special measures against further salary depreciation.

Furthermore, during 2023, salary increases in the private sector have been more regular than previously reported. However, there have been claims by employees that the increase in salary were not following inflation rates.

In addition, the presidential elections held on October 23, 2023, and the results of the second round of the presidential election, which will be held on November 19, 2023, may have an impact on the economic, labor and salary measures that may be adopted, such as a possible labor reform.

The disposition or sale of our ordinary shares may be subject to taxation in Argentina.

Under the Argentine Income Tax Law, gains realized from the indirect sale or disposal of assets located in Argentina, including shares or other equity participations in Argentine companies by an entity or individual not resident in Argentina (“Non-Argentine Resident”) are taxable under certain conditions, as if a direct sale took place (the “Tax on Indirect Sales”).

The Argentine Income Tax Law establishes presumption of income from Argentine source on the sale or disposition by Non-Argentine Residents of shares and participations (or rights to receive such shares or participations) in foreign entities whose underlying assets are fully or partially located in Argentina, as long as the following conditions are met:

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

On April 12, 2022, the Argentine Central Bank issued Communication “A” 7490, which extended the Temporal Scope through December 31, 2022. For further information, see “—Item 10. Additional Information—D. Exchange Controls.” On April 4, 2023, the Argentine Central Bank issued Communication “A” 7746, which extended the Temporal Scope through December 31, 2023. For further information, see “—Item 10. Additional Information—D. Exchange Controls.”

In response to the reinstatement of the foreign exchange restrictions, an unofficial U.S. dollar trading market developed in which the Peso-U.S. dollar exchange rate differs substantially from the official Peso-U.S. dollar exchange rate, and the use of blue-chip swaps expanded which, are much more expensive than acquiring foreign currency through FX Market at the official exchange rate. Exchange controls have generally affected the level of international reserves deposited with the Argentine Central Bank, which decreased to US$38.3 billion as of September 23, 2022. See “—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates relative to the U.S. dollar in the countries in which we operate.”

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

On June 16, 2021, the Argentine Government enacted Law No. 27,630 which amended the Argentine Income Tax Law and replaced the fixed rate paid by Argentine companies on their corporate income from a fixed 30% to a progressive rate ranging from 25% to 35%. Depending on net incomes, companies will now have to pay a fixed amount and a progressive rate over the surplus of the minimum base rate in their category. Such income amounts will be adjusted once a year starting January 1, 2022. To that effect, the annual variation of the CPI stipulated by the INDEC will be computed.

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

On December 1, 2022, Law No. 27,701 introduced certain changes to the Income Tax Law related to the tax inflation adjustment. Taxpayers that determine a positive tax inflation adjustment (situation which entails a higher tax liability) in the first and second fiscal year starting on or after January 1, 2022, may compute one third of the resulting amount of such adjustment in that fiscal period and the remaining two thirds, in equal parts, in the following two fiscal periods. The deferral will only be applicable to taxpayers whose investment in the purchase, construction, manufacture, processing or definitive import of fixed assets, except automobiles, during each of the two fiscal periods immediately following the computation of the first third of the period in question, is equal to or exceeds AR$30,000 million.

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

On May 6, 2020, our board of directors approved a program to repurchase our own securities. As described in Item 10 of this report, we may repurchase up to US$10,000,000 to enhance the allocation of capital to certain equity-finance obligations (the “Buy-Back Program”). As of June 30, 2023, we have acquired 667,578 ordinary shares under the Buy-Back Program. Future purchases, if any, would be funded from our cash balances and could reduce our financial liquidity and indirectly add to our indebtedness, as well as reduce liquidity of our ordinary shares.

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

Sales of a substantial number of our ordinary shares in the public market by our shareholders could adversely affect the market price of our ordinary shares.

Sales of a substantial number of our ordinary shares in the public market by our shareholders, or the perception that those sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares.

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

The Secured Convertible Guaranteed Notes due 2026 are convertible into our ordinary shares. The issuance of a substantial number of additional ordinary shares upon conversion of the Secured Convertible Guaranteed Notes due 2026 will result in dilution to the then existing holders of our ordinary shares and will increase the number of ordinary in the public market. Sales of a substantial number of our ordinary shares in the public market could adversely affect the market price of our ordinary shares.

We are a “controlled company” as defined in the Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements.

Bioceres PLC controls, directly or indirectly, a majority of the voting power of our outstanding shares. Under Nasdaq rules, a listed company of which more than 50.0% of the voting power for the appointment of directors is held by any person or group of persons acting together is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including the requirement (i) that a majority of the board of directors consist of independent directors, as defined under the Nasdaq rules and (ii) to have a compensation committee and a nominating and governance committee, although we have established a compensation committee and a nominating and governance committee, the majority of which consists of independent directors. We have decided to be treated as a “controlled company” and, even though three members of our board of directors and a majority of the members of our compensation committee and our nominating and governance committee (that we chose to establish) consists of independent directors, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

The price of our ordinary shares may fluctuate, and you may not be able to resell our ordinary shares at or above the price you paid.

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

Factors affecting the trading price of our ordinary shares may include, among others:

●	actual or anticipated fluctuations in our interim financial results or the interim financial results of companies perceived to be similar to us;
●	our public float relative to the total number of ordinary shares that are issued and outstanding;
●	announcements of technological innovations, new products or services or new commercial relationships by us or our competitors;
●	disruption to our operations;
●	announcements concerning our competitors or the pest management industry in general;
●	our entry into, modification of or termination of key license, research and development or collaborative agreements;
●	changes in the market’s expectations about our operating results;
●	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;
●	speculation in the press or in the investment community;
●	success of competitors;
●	the operating results failing to meet the expectation of securities analysts or investors in a particular period;
●	changes in financial estimates and recommendations by securities analysts concerning our ordinary shares or the market in general;

●	operating and stock price performance of other companies that investors deem comparable to us;
●	our ability to market new and enhanced products on a timely basis;
●	changes in laws and regulations affecting our business;
●	commencement of, or involvement in, litigation involving us;
●	changes in our capital structure, such as future issuances of ordinary shares or the incurrence of additional debt;
●	the volume of our ordinary shares available for public sale;
●	any major change in our board of directors or management;
●	sales of substantial amounts of our ordinary shares by our directors, officers or significant shareholders or the perception that such sales could occur; and
●	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

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

We expect to incur increased costs as a result of being a public company, particularly as we have ceased to qualify as an “emerging growth company”.

As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Global Select Market, impose various requirements on the corporate governance practices of public companies. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

As we have ceased to be an “emerging growth company,” we have expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we expect to incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

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

We are not restricted from issuing additional ordinary shares or securities convertible into or exchangeable for ordinary shares. Because we may need to raise additional capital in the future to operate and/or expand our business, we may conduct additional equity offerings. To the extent our outstanding options are exercised, or we conduct additional equity offerings, additional ordinary shares will be issued, which may result in dilution to our shareholders. Sales of a substantial number of our ordinary shares in the public market could adversely affect the market price of our ordinary shares.

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

General Overview

We are a leading company in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. We have a unique biotech platform with high-impact, licensed and patented technologies for seeds and microbial ag-inputs, as well as biological and next generation conventional crop nutrition and protection solutions. Along with our HB4® – drought tolerant seed technology, we also bring digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs.

As of June 30, 2023, we owned or licensed more than 1,600 brands and more than 550 registered products and, either exclusively or non-exclusively, over 750 patents and patent applications. Our product portfolio includes (i) biological crop nutrition products such as seed inoculants, biofertilizers or biostimulants, (ii) a full range of biocontrol products including bionematicides, biofungicides and bioinsecticides, (iii) next generation crop nutrition and crop protection products such as microbeaded fertilizers and adjuvants, and (iv) seed germplasm, traits and ready-to-use seed pack solutions.

We are a global company, and our agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe. Our total revenue and Adjusted EBITDA for the year ended June 30, 2023 totaled US$420.1 million and US$81.2 million, respectively. Adjusted EBITDA is a non-IFRS financial measure. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” for information regarding our use of Adjusted EBITDA and a reconciliation of net profit to Adjusted EBITDA.

We sell our products through our international subsidiaries and a sales and marketing team of more than 200 people. We enjoy exceptional access to the end-users (farmers) as a result of: (i) our strategic alliances and partnerships with global agriculture leaders and our joint ventures; (ii) the shareholders of Bioceres PLC, which is the majority holder of Bioceres S.A. (the “Parent”), who collectively control significant agricultural land in South America; and (iii) our longstanding relationships with more than 1,500 dealers and distributors. Our customers include global blue-chip companies and industry leaders, large distributors, co-ops and dealers, as well as large farmers and individual growers.

Our leading infrastructure, the success of our unique technology platform, and a commanding presence in key markets have made us a flagship agricultural solutions provider, as well as the natural partner for global conglomerates.

Our History

Bioceres Crop Solutions Corp is a Cayman Islands exempted company incorporated on November 14, 2017.

Our principal executive offices are located at Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina. Our telephone number at that address is +54 341 486-1100. The address of our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 E. 42th Street, 18th Floor, New York, NY 100168. Our website is www.biocerescrops.com and the SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC. The information on our website is not incorporated by reference into this annual report.

We have developed our business by establishing joint ventures and collaborations, in addition to implementing an acquisitive growth strategy. Our joint ventures with industry leaders, such as Florimond Desprez, De Sangosse and Arcadia Biosciences, and non-joint venture collaborations with companies such as Syngenta, Corteva and Momentive, have allowed us to bring our products to market in an efficient and cost-effective manner. In addition, we have acquired and created multiple companies. For more details, see “Item 4. Information on the Company —B. Business Overview— Joint Ventures and Key Collaborations” and “Item 4. Information on the Company —A. History and Development of the Company — Significant Transactions.”

The timeline below illustrates the establishment of key joint ventures and our main acquisitions, which are discussed below.

The Parent was founded in 2001 by a group of farmers and agronomists in Argentina that partnered to address the demand for higher crop productivity in a sustainable and environmentally conscious way.

In October 2016, we acquired a controlling stake in Rizobacter S.A., a global leader in biological products and a pioneer in liquid inoculants, high-tech adjuvants, and specialty fertilizers, with more than 46 years history of excellence.

On March 14, 2019, Union Acquisition Corp. (“Union” or “UAC”) completed a business combination pursuant to a share exchange agreement, dated as of November 8, 2018 (as amended, the “Exchange Agreement”), by and among UAC and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC on February 28, 2019. Upon the consummation of the business combination, Union changed its name to Bioceres Crop Solutions Corp, and our ordinary shares and public warrants started trading on the NYSE American.

On July 27, 2020, we successfully and cost-effectively removed all 24.2 million outstanding warrants from our capital structure, with 90% of holders electing to tender their warrants and 99% of these holders choosing to receive our shares in exchange. Following completion of the offer to exchange, we implemented the amendment to the existing warrant agreement and redeemed the remaining warrants, thereby retiring all our warrants.

On November 12, 2020, we acquired from Arcadia Biosciences the remaining ownership interest in Verdeca LLC, aiming to accelerate the breeding and the go-to market strategies. As part of this transaction, we gained full access and control of Verdeca’s soybean library of genome modified materials used to develop new quality and productivity, as well as exclusive rights to all Arcadia technologies that are applicable to soybean. In addition, through this transaction, we obtained rights to Arcadia’s quality wheat traits and the related Good Wheat™ brand for Latin America and other GLA non-core assets.

On April 26, 2021, we voluntarily transferred our stock exchange listing from the NYSE American to The Nasdaq Global Select Market, in order to raise our visibility as an ag-tech company focused on sustainable solutions.

On July 12, 2022, we announced the closing of the Pro Farm Merger in which Pro Farm merged into us pursuant to the Merger Agreement. Pro Farm is a leading pure-play company in the agricultural biologicals space, with a track record of revenue growth and margin expansion. The Pro Farm Merger combined our expertise in bionutrition and seed care products with Pro Farm’s expertise in developing biological crop protection and plant health solutions, creating a global leader in the development and commercialization of sustainable agricultural solutions.

Since our founding, we believe that we have built one of the leading fully-integrated biotechnology platforms of its kind to source, validate, develop and commercialize agricultural productivity technologies that regenerate agricultural ecosystems while making crops more resilient to climate change. Together with our subsidiaries, we have a diverse customer base, comprehensive product portfolio and expanded geographic reach across a wide range of crops well positioned to serve this significant market opportunity.

Competitive Strengths

Our diversified platform generates revenues through multiple technologies, customers, distribution channels and end-markets, providing us with a profitable growth trajectory. Our key competitive strengths include:

Pioneering high impact technology platform with strong IP

Our greatest competitive strength lies in the uniqueness and innovative nature of our portfolio of technologies, designed to address the large market opportunity that stems from the need to reduce agriculture’s impact on climate change and biodiversity loss.

We are pioneers in the agriculture biotechnology industry as the first and only company in the world to develop a drought-tolerance technology for soybean and wheat cropping systems. We are also the first non-governmental Latin America-based entity with an approved biotech event in a major global crop.

We are leaders in the development and commercialization of high impact, patented products that support regenerative agriculture, one of the most dynamic segments of agriculture, with one of the broadest and most innovative portfolio and pipeline for biologicals. The merger with Pro Farm combined our expertise in bionutrition and seed care products with Pro Farm’s leadership in the development of biological crop protection and plant health solutions, positioning us to serve all major agriculture input categories, conventional, organic and regenerative, with low environmental impact solutions and with our now large commercial footprint in the Americas and Europe.

Protecting our technologies and products under intellectual property rights allows us to offer the agricultural value chain unique and highly differentiated products and technologies, improving our competitiveness in the market. We believe that our patent and trademark portfolio is among the most competitive globally. As of June 30, 2023, we have identified and sought patent protection in our capacity as either title holder or licensee, or as exclusive or non-exclusive licensee, for over 750 patents or patent applications. Through our subsidiaries Rizobacter and Pro Farm, we have over 1,150 trademarks and over 300 applications globally.

Strong R&D engine to sustain long-term organic growth

Our robust R&D engine, in synergy with our subsidiaries, serves as the driving force behind our sustained, long-term organic growth.

Our strategy for acquiring technology and products relies on strategic partnerships, collaborative ventures, and enduring relationships with research institutions and scientists. Our R&D pipeline is dedicated to creating biological products that not only improve crop performance but also promote environmental sustainability. In integrating Bioceres’ legacy R&D platform with capabilities from Pro Farm, we formed what we believe is a world-class research and development team fully focused on upgrading our portfolio of commercially available technologies. We are enhancing the efficiency of adjuvants and micro-beaded fertilizers through their integration with biological inputs. Our Integrated Seed projects develop integrated products for soybean and wheat that comprise several technologies and are targeted to specific geographic regions.

With over 100 active projects, we are advancing biotechnology traits, biofungicides, bioinsecticides, bioherbicides, bio-stimulants, and inoculants, as well as developing soybean and wheat varieties. All of these endeavors exemplify our commitment to achieving sustainable organic growth.

Capital-Efficient, Risk Mitigated Development Model

Development and regulatory approval for our products and technologies requires a highly evolved and complicated process that can take more than a decade. Furthermore, capital allocation requirements can be onerous due to the expensive discovery activities usually associated with life sciences research and strict requirements for regulatory approvals.

We believe that we have created a highly competitive and capital efficient, independent platform for developing such products and technologies. We consider Bioceres PLC, through the Parent, to be the premier partner for advanced validation of promising research leads developed by research institutions in Argentina, most of which do not have the necessary capabilities for this purpose. During the technology sourcing process, Bioceres PLC designs and develops an efficient open architecture model that allows the scientific community (public institutions, other companies, entrepreneurs, etc.) to interact with it actively and productively.

Upon technology validation, we enter into joint ventures, partnerships and collaborative agreements with industry participants that agree on the merits of a new technology and pursue the business opportunity jointly with us. Partnering with others in this stage of the R&D process allows us to reduce our capital exposure while retaining a controlling interest in the product or technology under development. By co-funding projects, we not only reduce our financial burden and risk from product development activities, but we also enhance our capacity to develop multiple products.

As of June 2023, our ecosystem had more than 25 collaborations and joint initiatives with various players on a global scale. Our collaboration network includes projects with both public institutions at national and international levels as well as with other companies in the private sector. Two of our most valuable products (HB4 and Rizoderma) were incubated through such collaborations.

We followed this concept when we acquired Pro Farm, which we believe possesses a cost-effective R&D platform. We expect this will enable us to bring new bio-pesticides to market at less than 5% of the development cost for a conventional crop protection chemical, and in one-third of the time or less.

Established Relationships with Key Industry Players Leading to Early and Broad Adoption of Technologies and Products

We possess a competitive advantage in commercializing our products, leveraging our strong industry relationships to bring our products to the market faster than our competitors.

We have a well-established high quality brand perception among customers, that positions us as a key reference for farmers who recognize the quality of our brands and value of our product offering. This reputation was built over our history of more than 40 years. We also have unique access to producer/end users through our parent company. Bioceres PLC and the Parent (our largest shareholder as of June 30, 2023) are jointly owned by more than 400 shareholders, amongst which are some of the largest farm operators, processors, distributors and commercial participants in the Latin American agricultural sector. Bioceres PLC’s and Parent’s shareholder structures also include founding members of Argentine Association of Producers in Direct Seeding (Asociación Argentina de Productores en Siembra Directa) and leading members of Argentine Association of Regional Consortia of Agricultural Experimentation (Asociación Argentina de Consorcios Regionales de Experimentación Agrícola) – early adopters and leaders in the sustainable agriculture movement. These unique relationships not only allow us to quickly bring our products to market and integrate our technologies into the broad market by creating a proprietary distribution and commercialization channel, but also provide us with a highly desired early-stage testing platform that allows us to receive direct market feedback in the testing process in order to vet and facilitate faster market penetration.

We have also become a leading choice for partnerships with global agriculture conglomerates, as evidenced by the number of development and commercial agreements. These partnerships are the result of our long-standing relationships with key distributors and major global players, which have played a key role in expanding our presence into new markets.

Highly Accomplished and Disciplined Management Team with a Unique Blend of Technical and Commercial Experience

Our management team brings a wealth of executive experience, scientific and technical knowledge, and commercial acumen to the table, setting us apart in the industry. We leverage the experience and know-how of our management to efficiently source and develop our technologies and products, pursue strategic alliances and acquisitions, and to execute our business objectives. Their combined capabilities ensure that that we remain at the forefront of innovation while strategically aligning our business goals and delivering consistently strong financial results.

Significant Transactions

Binding Memorandum of Understanding with Moolec Science SA

On October 15, 2023, we entered into a binding memorandum of understanding (the “MoU”) with one of our affiliates, Moolec Science SA (“Moolec”). Pursuant to the MOU, we will enter into a note purchase agreement (the “Note Purchase Agreement”) and a HB4 soy supply agreement (the “HB4 Soy Supply Agreement”) with Moolec. Under the terms of the HB4 Soy Supply Agreement, we will supply to Moolec an amount of HB4 soy equivalent to US$9 million under our firm commitment. In exchange, Moolec Science will issue to us convertible notes in an aggregate principal amount equal to the value of the HB4 soy delivered by us. Further, Moolec has the option to request additional delivers of an amount of HB4 soy equivalent to US$9 million and will issue additional notes in connection with this option. HB4 soy delivered pursuant to the HB4 Soy Supply Agreement will be priced at the VWAP of the Chicago Board of Trade price for soybeans on the date that delivery is made to Moolec plus a 20% premium.

The notes will mature 36 months after they are issued by Moolec and will include a “payment-in-kind” feature. If the trading price of Moolec’s ordinary shares exceeds the strike price of US$6.00 per ordinary share for 10 trading days, we have the option to exercise the early conversion option pursuant to which the principal amount outstanding under the notes may be converted into ordinary shares of Moolec at the strike price. At maturity, Moolec has the option to convert the principal amount outstanding under the note into ordinary shares. In connection with our early conversion option and Moolec’s optional conversion at maturity, Moolec may deliver ordinary shares, cash, or a combination of cash and ordinary shares. The signing of the definitive Note Purchase Agreement and HB4 Soy Supply Agreement is contingent on Moolec having received an appraisal report from an independent auditor in respect of the value of the HB4 soy to be contributed by us to Moolec pursuant to the HB4 Soy Supply Agreement.

Key Agreements

Corteva Agreement

On July 18, 2023, we entered into an exclusive agreement with Corteva Agriscience (“Corteva”) to advance the availability of biological solutions in Europe. Under the agreement, we will work jointly to accelerate the regulatory processes required to bring a cutting-edge bioinsecticide developed by Pro Farm, to the European market.

The product is an extremely viable biological insecticide that can be as effective as conventional insecticides and is a good fit for mainstream agriculture, with target crops including corn and other cereals, as well as sunflower and rape seeds. Once registrations are secured, Corteva will be the exclusive distributor in Europe, through their Seed Applied Technologies team and will also treat its Pioneer® brand seed products with the technology.

In addition, Corteva Agriscience will continue to commercialize Pro Farm’s Lumidapt™, a growth nutrition seed treatment for crops.

Syngenta Exclusive Global Distribution Agreement

On September 12, 2022, we entered into a 10-year agreement with Syngenta, pursuant to which Syngenta will be the exclusive global distributor of certain Rizobacter biological solutions for seed care applications. Products included within the scope of the agreement are the nitrogen-fixing Rhizobia seed treatment solutions (inoculants), and other biological seed and soil treatment solutions currently in Rizobacter’s portfolio or pipeline. The products in the agreement will be sold under the trademarks owned by us or our affiliates, or any other trademark approved by us.

Pro Farm’s biological solutions are not included within the scope of the current agreement. We have also retained global rights for use of products included in the agreement on HB4® crops and, in the United States, Syngenta rights are non-exclusive for upstream applications.

The exclusive commercial collaboration is global, except for Argentina where both parties will continue to work under the existing framework. Implementation has been staggered, commencing in January 2023 for territories in the first phase, and in January 2024 for territories in the second phase, and subject to regulatory clearances.

The agreement establishes a global joint R&D program to accelerate the development and registration of our pipeline products and new solutions for seed treatment. Funding for the R&D platform will be shared, with Syngenta contributing 70% of the investment.

In consideration for the rights granted to Syngenta under the distribution agreement and the R&D collaboration, Syngenta made an upfront payment of US$50 million to us, on October 6th, 2022. Additionally, for the duration of the agreement, we will receive between 50% to 30% of the profits generated by sales conducted by Syngenta, depending on the geography and the year. The agreement sets global minimum targets for profits to be received by us, that amount to a total of US$230 million for the life of the agreement. If we fail to receive the minimum profit targets set for any rolling two calendar year period, we will have the option to terminate Syngenta’s exclusivity. Syngenta may opt to retain exclusivity by compensating for the shortfall in cash or other economic consideration. Syngenta will cover all operating expenses incurred in connection with the marketing and sale in the exclusive territory. Our subsidiary Rizobacter will act as the exclusive supplier to Syngenta for products under the agreement.

Significant Acquisitions

Pro Farm Merger

On July 12, 2022, we announced the closing of the Pro Farm Merger pursuant to which Pro Farm merged into us and became our wholly owned subsidiary. Each share of Pro Farm common stock was exchanged for our ordinary shares at a fixed exchange ratio of 0.088.

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

As a result of the Pro Farm Merger, Pro Farm gained access to the key row crop markets of Europe and the Commonwealth of Independent States and the merger facilitated its expansion in South America, including Brazil, Uruguay and Argentina.

Rizobacter Acquisition

On October 19, 2016, RASA Holding, our wholly owned subsidiary incorporated in Delaware, acquired 20,004,000 shares of Rizobacter, an Argentine company located in Pergamino, Province of Buenos Aires, representing 50.01% of the outstanding capital stock (the “Rizobacter Acquisition”). The total purchase price was US$57.3 million. In addition, a contingent payment of US$17.3 million may be payable by Bioceres PLC, through Parent, to certain of the selling shareholders of Rizobacter subject to an injunction and related ongoing litigation. The Rizobacter Acquisition was approved by the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia or CNDC) on August 25, 2017. See “Item 3. Key Information —D. Risk Factors—Risks Related to our Business and Strategy—Certain of the Rizobacter shares are subject to a judicial injunction and, if decided unfavorably to us, we may be required to surrender part of our interest in Rizobacter thereby reducing our equity interest in Rizobacter” and “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—An injunction in connection with the Rizobacter Acquisition may require us to surrender part of our interest in Rizobacter.”

On October 22, 2018, RASA Holding, entered into the Rizobacter Call Option Agreement. On March 14, 2019, we exercised the Rizobacter Call Option to acquire an additional 29.99% of the capital stock of Rizobacter, thereby becoming owners of 80% of the capital stock of Rizobacter.

With a 46-year history, Rizobacter has developed a leading global position in biological products and a leading ag-input channel for high-value products. Prior to the Rizobacter Acquisition, we developed a partnership relationship with Rizobacter through a jointly owned company, Bioceres Crops S.A. (formerly Semya), a product development initiative focused on identifying customized seed treatments for our Integrated Seed products. The Rizobacter Acquisition combined Rizobacter’s experience in microbials with our pre-existing pipeline of germplasm and trait assets. This combination has provided us with a unique position with respect to biological assets for key row crops. Rizobacter also provided a unique platform that facilitates the commercial launch of new products and the continued development of our pipeline of innovations.

Verdeca Acquisition

In February 2012, we signed a joint venture agreement with Arcadia Biosciences. The resulting joint venture, Verdeca, in which we held a 50% equity interest, is engaged in the development and deregulation of soybean traits.

Our joint venture agreement provided for each of the partners the right to license or sublicense their trait technologies to Verdeca for use in soybeans. Accordingly, Bioceres PLC has agreed to grant us an exclusive, worldwide, sublicensable license for HB4 technologies for use in soybeans. The main product in the Verdeca pipeline is HB4 trait for soybeans.

On November 12, 2020, we acquired from Arcadia Biosciences the remaining ownership interest in Verdeca. Please see “Item 5 Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Consideration of payment of acquisitions,” for more details.

B.Business Overview

Our Operational and Organizational Structure

Our principal executive offices are located in Rosario, Argentina. We own and operate manufacturing and distribution facilities in Pergamino, Argentina; Bangor, Michigan; and Londrina, Brazil. We also have a minority ownership in a third-party manufacturing facility in Vyborg, Russia. We are a light fixed asset company, well invested and with spare capacity to continue to expand internationally. See “Item 4. Information on the Company—D. Property, Plant and Equipment” for more details on our manufacturing assets and capabilities.

Our research and development facilities are in Pergamino, Argentina; Davis, California; and Helsinki, Finland. Additionally, we have sales offices or subsidiaries in 11 countries including: Argentina, Brazil, Bolivia, Colombia, Estonia, France, Paraguay, Russia, South Africa, United States and Uruguay. See “Item 4. Information on the Company—C. Organizational Structure” for our organizational chart and list of subsidiaries, affiliates and joint ventures as of June 30, 2023.

As of June 30, 2023, we had 790 full-time employees globally. See “Item 6 Directors, Senior Management and Employees—D. Employees” for more information on number of employees by role and location.

Our Segments and Key Products

We divide our business into the following three segments: crop protection, seed and integrated products, and crop nutrition.

The following table sets forth the key products, growth drivers, revenue and gross profit, and selected commercial partners for each of our segments. The segments are described in further detail below.

Total Revenue and
			Gross Margin	Selected
Business			(Year Ended	Commercial
Segment	Key Products	Growth Drivers	June 30, 2023)	Partners
Crop Protection	Adjuvants Pest control molecules	Penetration of bioprotection portfolio into mainstream row crop agriculture	US$205.8 million 33% Gross Margin	Corteva Syngenta

		Adjuvant expansion in Brazil and Paraguay		DOW Croda

		Expansion of manufacturing capabilities		Zschimmer & Schwarz

New registration approvals

Seed & Integrated Products	Seed treatment packs	Commercialization of HB4 technology	US$56.9 million 46% Gross Margin	Florimond Desprez

	Seed traits			Corteva GDM Seeds

	Seed germoplasm			Syngenta TMG

Crop Nutrition	Micro-bead fertilizers	International expansion of bionutrition sales	US$157.3 million 57% Gross Margin	De Sangosse Syngenta

	Inoculants			Valent BioSciences

	Biofertilizers			Corteva Biowish

Crop health products and biostimulants

Crop Protection

Our key crop protection products include high-tech adjuvants and a full range of pest control molecules.

Adjuvants

Adjuvants are high-tech molecules used in tank mixes to facilitate the application and effectiveness of active ingredients, such as herbicides, insecticides and fungicides, leading to a better spaying performance, reduced usage rates and lower residue levels. We distribute Silwet, a well-known high-end silicone-based adjuvant, and we are currently developing biological-based adjuvants in partnership with other companies.

Pest Control Molecules

Biopesticides are pesticides derived from natural materials such as plants, minerals, fungi or bacteria. We develop and market a portfolio of biopesticides capable of reducing the harm of insect pests and plant diseases during the lifecycle of crops, including biological fungicides, insecticides, nematicides and soil fumigants.  These microbial pesticides are high-performance tools for growers which have the added benefit of being nontoxic to workers, end consumers and the environment, including pollinators and other beneficial organisms.

Seed and Integrated Products

The key products of this segment include seed traits, germplasm and seed treatment packs for healthier and higher yielding crops.

Seed Traits

Our seed trait effort is primarily focused on improving plant yields by increasing plant tolerance to abiotic stress, such as drought or soil salinity. This effort is also enhanced by a secondary focus on crop protection and quality traits. We gain access to these technologies through Bioceres PLC’s collaboration with the original developers of the technologies or by co-developing new events with our partners. Our HB4 technology helps increase yields by an average of 10% to 20% for soybean and wheat crops under various growing seasons and conditions, including sporadic drought episodes. HB4 does not adversely impact yields in optimal growing conditions, which is a distinct and important factor compared to other stress tolerance technologies. Additionally, through collaborations, we are expanding the use of the HB4 traits into crops that are not part of our core business but will benefit from the technology.

Other Traits

Biotech traits are positioned as core assets in our product development efforts. Our soybean trait portfolio includes new crop protection platforms for weeds and insects that address basic farmers needs. However, our main focus is traits related to abiotic stress tolerance and nutrient use efficiency, that will help achieve our goal to an agriculture with less environmental impact. For wheat, in addition to our the HB4 technology, we have developed several traits oriented to consumers’ demand, focused on reducing gluten content, resistant starch varieties with lower glycemic index and flour with increased shelf-life. We also have started R&D projects to develop transgenic/genome edited traits to confer resistance to the main diseases that affect wheat production and limit yield potential, as well as nutrient used efficiency traits.

Germplasms

We currently have our own breeding programs for soybean and wheat and have a pipeline to create elite germplasm and use them as a channel for our own technologies as well as meet demand for non-GMO crops and other technologies from strategic partners that complement our portfolio. Our soybean breeding program, operated through Verdeca, delivers varieties that are registered or are in the process of being registered in Argentina, Uruguay, Paraguay, Bolivia and South Africa. Our wheat breeding program is operated through our joint venture, Trigall Genetics, through which we co-develop conventional and HB4 varieties with Florimond Desprez, a global leader in wheat genetics. For both crops we are now expanding the target markets, starting to develop germplasm adapted to important regions, like the United States, Australia, and Brazil.

Seed Treatment Packs

Seed treatment packs comprise high value-added products, produced and commercialized by our subsidiary Rizobacter in partnership with Syngenta Seedcare, including our flagship soybean proprietary inoculants and biofungicides. We also offer certain customized variations for peanuts, beans and chickpeas. In addition, we are pursuing the development of next-generation biologicals, particularly for seed treatments tailored for specific germplasms, seed traits and environment combinations.

Crop Nutrition

Our main crop nutrition products include inoculants, biofertilizers, micro-beaded fertilizers and crop health products.

Inoculants

Inoculants are biological fertilizers, broadly using nitrogen-fixing bacteria, which promote growth of leguminous crops such as soybeans and alfalfa. We hold a leadership position in sales of soybean inoculants, with approximately 23% global market share as of June 30, 2023. We developed the next generation of inoculants, “Ultra High Concentrate” (UHC) and Extended Shelf-Life products, for professional seed treatment.

Biofertilizers

We develop and commercialize biofertilizers for foliar or seed application based on organic acids and biopolymers that are combined with nutrients in a unique organic molecular complex that allows plants to absorb various beneficial elements in a novel and effective way. Additionally, we are developing new biofertilizers, such as plant-growth promoting rhizobia bacteria, for wheat, corn, chickpeas and peas.

Micro-beaded Fertilizers

We produce and commercialize fertilizers based on formulated micro-beads. As these fertilizers can be applied next to the seed at planting, they require a lower application dose than conventional fertilizers, resulting in logistical efficiencies and environmental benefits, minimizing contamination through water runoff into lakes and streams. Approximately 20 to 30 kilograms of our microgranular fertilizers can replace 80 kilograms of a basic fertilizer, achieving similar crop productivity and quality. Currently, our production is focused on Microstar PZ, CMB, PZ Bio and CMB Bio providing nitrogen, phosphorus, sulfur and zinc to different crops by allowing immediate nutrient availability and uptake by plant seedlings. CMB Bio is the first micro-beaded fertilizer formulated with four different bacteria.

Crop Health Products and Biostimulants

These products are derived from plant extracts or microorganisms with the aim to enhance nutrition efficiency, abiotic stress tolerance and/or crop quality traits for crops. Biostimulants are substances, microorganisms, or mixtures thereof, that, when applied to seeds, plants, the rizosphere, soil or other growth media, act to support a plant’s natural processes independently of the products nutrient content, including improving nutrient availability, uptake or use efficiency, tolerance to abiotic stress and consequent growth development, quality, or yield. Our current portfolio is mainly focused on three insignia products in this space: Emergen, which optimizes conditions for plant nutrition and resistance to abiotic stress by providing additional nutrients to the plant; Pacesetter, which is a bio-based plant health product that improves chlorophyll production and increases yield; and UBP 110, a complex micronutrient fertilizer that enhances conditions which lead to increased yield and improved crop quality.

Our Business Model

Our business model covers the entire product life cycle: technology sourcing, product development, production, and market access.

In-House R&D and Technology Sourcing

The integration of Pro Farm has led to a significant transformation in our approach to innovation. Previously, our primary focus was on sourcing technology externally. However, with the integration of Pro Farm, our emphasis has shifted towards strengthening our internal R&D capabilities. Internally, we have developed a dynamic R&D team equipped with state-of-the-art laboratories and pilot-scale facilities. We now have specialized teams in entomology and nematology for the study and development of products. Our bioprocess department has been strengthened with the capability to establish optimal parameters for the production of active metabolites and conduct larger-scale fermentation processes. The chemistry department is focused on identifying active ingredients and understanding their behavior. Our formulation team explores innovative technologies to develop effective and stable formulations. Additionally, our plant science department contributes expertise in various agriculture-related areas. This team utilizes proprietary technologies to isolate and assess naturally occurring microorganisms and plant extracts, driving the development of innovative biological-based products.

Simultaneously, we engage in collaborations with leading academic and independent research institutions, startups, and third-party companies during the initial stages of technology development. This open-architecture approach enables us to identify promising technologies and establish strategic partnerships, expediting the development of market-ready innovations.

Our current strategy strikes a balance between internal innovation and external collaboration. The Pro Farm integration has significantly elevated the importance of R&D within our innovation framework. We believe that this strategic shift positions us as a leader in biotechnology, enabling us to offer a diverse portfolio of high-quality products that cater to the evolving demands of our customers and the market.

Product Development

We are continually working on product development, both internally and in collaboration with other companies. In selecting partners, we look for internationally recognized entities that can provide complementary funding, technology, sourcing, product development capabilities, intellectual property and market access.

Production and Market Access

The production and market access stage of our business model focuses on leveraging our proprietary sales channels and partnering with third parties to access and establish multiple pathways to markets and maximize market reach. Once a technology obtains the required regulatory approvals, we, our joint ventures, or our strategic partners commercialize products that employ such technology and sell them to global end-users. We also complement our direct sales efforts by licensing our technologies to other companies for inclusion in their products or production systems. This complementary approach seeks to widen the presence of our technologies in the global agriculture market and increase our revenues.

In-House R&D, Technology Sourcing and Product Development Timeline and Process

Our process for creating innovative technologies and product development encompasses various phases: discovery, proof of concept, early development, advanced development, pre-launch, and product launch. This process involves the development and integration of technologies into commercially viable products. The duration of this process varies based on the complexity of the technology and the crop type. Additionally, the timeline can influence the uncertainty of successful product development outcomes. For instance, during technology sourcing and product development, a technology may not meet the required performance criteria to advance to later stages. Competitive landscape changes can also impact the development of certain technologies.

We have strategically integrated our in-house R&D capabilities into this process, improving our ability to innovate. This incorporation of in-house R&D, significantly bolstered through our merger with Pro Farm, strengthens our capacity to navigate each phase effectively, ensuring the delivery of high-quality biological products that meet market demands.

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

Discovery: This initial project phase typically involves the identification and characterization of potential variants (genes or microorganisms) with product potential. Key activities encompass (i) project planning, (ii) screenings, and (3) isolation of potential candidates. In our experience, the discovery phase typically lasts 18 months, although it may range from as little as six months for microbial solutions to as many as 36 months for plant GM traits.

Proof of Concept: The proof of concept phase is aimed at validating the data gathered during the discovery stage and initiating the development of a product from selected variants. Key activities include (i) efficacy validation under controlled conditions (in-vitro and in-vivo), (ii) identification and characterization of selected variants, (iii) selection of candidate variants based on efficacy and characterization, and (iv) candidate improvement (mutagenesis or transgenesis methods). In our experience, the PoC phase typically lasts 36 months, although it may range from as little as six months for a microbial solution to as many as five years for plant GM traits.

Early Development: In this phase, project objectives become more defined, pinpointing the specific conditions a final product must meet, such as application rates and pre-inoculation days. Primary activities encompass (i) bioprocess development for variant production, (ii) formulation prototype development, and (iii) initial efficacy testing under field conditions.

At the end of the early development phase and before initiating the most financially demanding stages of product development, we tend to identify strategic partners for our technologies. For collaborations involving multiple technologies within a pipeline, we often create new entities or joint ventures with our strategic partners. Examples of such collaborations are Trigall Genetics and Synertech, dedicated to wheat technologies and micro beaded fertilizers, respectively.

Advanced Development: The advanced development phase signifies that there is substantial evidence of efficacy for the selected variant, allowing for a more precise estimation of the project’s completion date. Key activities include (i) optimization of bioprocesses for variant production, (ii) final formulation, and (iii) extensive field testing to determine the mode of use. The advanced development phase typically lasts about 24 months, with some projects requiring substantial regulatory data taking from three to five years.

Pre-Launch: Activities in this phase primarily focus on finalizing the necessary details for product launch, such as data for biological production, securing registrations and regulatory approvals, and seed increases. Key activities comprise (i) transferring bioprocesses and formulations to production and (ii) managing registries and label extensions. The pre-launch phase may last up to 24 months.

Product Launch: In general, we, our joint ventures and/or our technology licensees carry out the launch and commercialization of the technology, which is the last phase of the technology sourcing and product development process. When we commercialize technology through collaboration partners or licensees, pursuant to the respective agreements, a successful product launch triggers royalty payments, which are generally calculated as a percentage of the net sales generated by the technology and captured upon commercialization. Typically, in this phase, revenues at launch are limited by our ability to make products available, especially when dealing with seed products that need multiple seasons of multiplication before they can satisfy demand.

Sales and Marketing

Our business model is based on a multi-channel sales structure of (i) direct sales to distributors and end-users via our proprietary sales channels, (ii) B2B commercial agreements, and (iii) licensing of commercial technology to third parties.

Proprietary Channels

Rizobacter

Rizobacter commercializes its products through more than 700 distributors and retailers around the world, including Argentina, Brazil, Paraguay, Uruguay, Bolivia, Colombia, USA, Canada, Mexico, Europe (Austria, France, Germany, Italy, Russia, Ukraine, among others) and Sub-Saharan Africa (South Africa, Kenya, Zambia, Ghana, among others).

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

HB4 Program

One of the channels through which we sell our HB4 soy and wheat seeds is through our identity preserved HB4 Program. The system requires having contracts with growers committed to maintaining the identity of the crop under a full seed production offtake agreement. Under these agreements, we contribute HB4 integrated seeds and other goods to growers for a pre-agreed price (based on prevailing market prices), which are later deducted from the service fees paid to growers at the time of harvest for the seed multiplication services they have provided to us.

Pro Farm

Pro Farm products are commercialized in the United States, primarily through its internal sales force, focused on managing distributor relationships and creating grower demand for its products. Pro Farm has a dedicated team of employees who provide technical service support to both customers and sales representatives on the use of their products in integrated pest management (“IPM”) and crop production programs, both for conventional and organic growers. Pro Farm’s sales force covers all major regions in the United States, with an emphasis on high-value specialty crops (fruits, nuts and vegetables). Crop protection product lines are sold through leading agricultural distributors, such as Albaugh, Aligned Ag, Helena Chemical, Nutrien Ag, Simplot and Wilbur Ellis. These are the same distribution partners that most major agrichemical companies use for delivering solutions to growers across the country.

B2B Commercial Agreements

We have commercial agreements with leading industry players with a market presence outside of our core geographic areas, or core crop expertise, for the exclusive or non-exclusive distribution of some of our products. See “Item 4. Information on the Company — B. Business Overview — Joint Ventures and Key Collaborations” for more details on these agreements.

Licensing to Third Parties

We also rely on third-party channels for the commercialization of our proprietary technologies and licenses, either directly or through our joint venture companies, among participants in the biotech seed and agro-industrial market. We license such technologies in each case for incorporation into non-proprietary products and subsequent sale to end-customers. Subsequent sales of products incorporating our technologies generate royalty income. See “Item 4. Information on the Company — B. Business Overview — Joint Ventures and Key Collaborations” for more details on licensing agreements.

Joint Ventures and Key Collaborations

We conduct some of our business through joint ventures and key collaborations. We participate in joint ventures to develop certain technologies and to maintain a diversified product pipeline. When a joint venture successfully develops a product, we integrate such product into our commercial offering and/or license the technology to third-party channels. We engage in non-joint venture collaborations to develop a single or otherwise limited product opportunity. We generate revenue from our non-joint venture collaborations primarily by licensing our technology for inclusion in end-products, or for the use of our technologies in industrial processes. Finally, we have relationships with third parties who have product development capabilities and/or market presence outside of our core geographies or crops, to whom we license our technologies. For our corporate chart, see “Item 4. Information on the Company—C. Organizational Structure.”

Joint Ventures and Unconsolidated Entities

Trigall Genetics S.A.

In December 2013, we formed a joint venture with the French company Florimond Desprez. The resulting joint venture, Trigall Genetics, in which we have a 50% equity interest, is engaged in the development of conventional wheat varieties and the development and deregulation of GM wheat varieties in Latin America. The first biotech trait is our HB4 technology.

Trigall genetics sells conventional wheat varieties through licenses with Bioceres Semillas, Grupo Don Mario (“GDM Seeds”), Asociación de Cooperativas Argentinas (“ACA”), among others.

In January 2023, Trigall Genetics entered into a joint venture with S&W Seed Company, Trigall Australia PTY, to advance wheat breeding activities in Australia. Trigall Genetics owns 80% of the newly created company. The program will encompass both conventional and transgenic varieties, including our drought-tolerance HB4 technology, that can contribute to improving yields in a region whose productivity has been increasingly affected by drought and soil salinization.

Synertech Industrias S.A.

Synertech, acquired as part of the Rizobacter Acquisition in 2016, was formed by Rizobacter in partnership with De Sangosse for the production and commercialization of micro-beaded fertilizers. Rizobacter, together with De Sangosse, operates the production plant for Synertech in Pergamino with an annual production capacity of 50,000 tons of microbeaded fertilizers.

Alfalfa Technologies S.R.L.

In December 2020, Bioceres Semillas and Produsem SA acquired a local start-up focused on developing biotech traits for alfalfa and other pastures. The joint venture is engaged in the development and deregulation of conventional and GM alfalfa varieties initially for Latin America market. The joint venture pipeline includes several technologies, of which HB4 and herbicides tolerance are the most advanced ones.

Moolec Science SA

On March 16, 2021, we acquired a 6% ownership interest in Moolec Science Ltd., a molecular farming company pursuing a hybrid concept between plant and cell-based technologies for the production of animal-free food solutions. In consideration for the acquisition, the license to use and commercialize GLA/ARA safflower patents was transferred to Moolec.

On June 14, 2022, Moolec entered into a business combination agreement by and among LightJump Acquisition Corporation, Moolec, and Moolec Acquisition, Inc., a Delaware corporation, providing for, among other things, LightJump and Moolec to become subsidiaries of Moolec Holdco and all stockholders of LightJump and Moolec to become shareholders of Moolec Holdco (the “Moolec Business Combination”). On December 28, 2022, we contributed all of our ownership in Moolec Science Limited to Moolec in exchange of 1,560,000 ordinary shares of Moolec. As of June 30, 2023, our total ownership in Moolec reached 1,860,000 ordinary shares, which represented 4.95% ownership interest. The Moolec Business Combination closed on December 30, 2022 and, as a result, Moolec’s ordinary shares began to be traded on Nasdaq.

On October 15, 2023, we entered into an MoU with Moolec. See “Item 4. Information on the Company—Significant Transactions—Binding Memorandum of Understanding with Moolec Science SA.”

Non-Joint Venture Collaborations

We engage in strategic non-joint venture collaborations for product development and commercialization with leading industry players, and with academic entities and internationally recognized research institutions with whom we collaborate in pre-competitive technology sourcing and early-stage research.

Rizobacter Non-Joint Venture Collaborations

Rizobacter has a longstanding strategic alliance with Syngenta, one of the leading global companies in the research, development, marketing and sales of seed treatment products and solutions. Syngenta placed their Seed Care Institute in Rizobacter’s principal facility located in Pergamino for the research, development and marketing of Syngenta’s seed treatment products and solutions in Argentina, including Maxim Integral, Maxim Evolution, Suren Plus, Rizopack® 420 Hc, Ekey Top, Funcion Pack and Cruiser Pack. We also purchase from Syngenta seed treatment products including Maxim XL, Maxim Integral, Maxim Evolution, Suren Plus, Compinche, Compinche SX, Tenacius, Tenacius SX, among others. The synergy of the product portfolio produced by both companies allows us to combine the most advanced technologies with a highly efficient service for agriculture producers around the world. On September 16, 2022, we announced an expansion of the collaboration through which Syngenta becomes the exclusive distributor of our biological seed treatment solutions globally, except in Argentina, see “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions—Syngenta Agreement.”

Rizobacter also engages in a strategic partnership with Momentive for the exclusive distribution and commercialization of Momentive’s well-known silicone spray adjuvant, Silwet, in Argentina, Brazil, Bolivia, Uruguay, Paraguay, and non-exclusively, in the United States. Our strategic relationship with Momentive has allowed us to jointly develop the latest generation of agricultural adjuvants and to learn about technologies that add efficiency to agricultural applications.

Additionally, Rizobacter has a strategic alliance with De Sangosse Group for the exclusive distribution in Argentina of their molluscicide line, and an agreement for De Sangosse to distribute Rizobacter RIZOLIQ and SIGNUM products in certain European countries.

Rizobacter also has distribution agreements with Microbial Biological Fertilizer International PYD LTD for the distribution of several products within Rizobacter’s portfolio in South Africa, with Brett Young for distribution in the U.S., and with BIOWISH for the provision of bascillus for the formulation of the biological support added to the chemical fertilizer “Microstar”.

Rizobacter also executed significant agreements for the provision of formulation services and production with several companies, among which are Syngenta, Corteva, UPL, FMC, and Summit Agro.

Pro Farm Non-Joint Venture Collaborations

Pro Farm has exclusive legacy international agreements with two major business partners: Syngenta for the distribution of biofungicides for specialty crop markets in Europe, the Middle East and Africa, and Corteva for distribution of UBP family of bionutrient products for the European market (foliar and seed treatments for row crops) and in Brazil (seed treatments for row crops). As of July 2023, we also entered into an exclusive distribution agreement with Corteva to advance the availability of a bioinsecticide developed by Pro Farm in Europe. See “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions” for more details on the agreement with Corteva.

Pro Farm also has a distribution agreement with PGG Wrightson Seed in Uruguay related to Pro Farm foliar and seed treatment product sales in the region, and has a number of distribution agreements with Agristar, Nufarm, UPL Limited, Jocanima/Great Havest, Elephant Vert, Kenya Biologics, Hoptri, Lidorr, AMC/Agrimatco, Disagro, Kyung Nong Corporation and Vive Crop Protection.

HB4 Non-Joint Venture Collaborations

We license our HB4 technology to third parties that have breeding and product development capabilities or a market presence outside of our core geographic areas and with whom we have developed and maintain strong relationships.

Through Verdeca, we entered into a series of agreements with GDM Seeds and TMG for the licensing of our biotechnology related to soy for breeding and/or sales in Argentina, Brazil, Paraguay, Uruguay and United States.

We also have HB4 soy R&D license agreements with Criadero Santa Rosa and INTA in Argentina, FT Sementes and Integrado Sementes in Brazil, BAUP and INBIO in Paraguay, and Prograin and Sollio in Canada, and Southern Hemisphere Seeds in South Africa

Trigall licenses wheat varieties to a number of companies including ADP Uruguay, GDM, Biosemenis, ACA and Bioceres Semillas. These are “transactional” relationships, where there are no preferred partners and licenses are re-evaluated every year.

Further under Trigall, HB4 wheat has R&D agreements with EMBRAPA and OR Sementes in Brazil, and GDM Argentina. We have a material transfer agreement for HB4 trait introgression with BUCK in Argentina, Stellenbosch in South Africa and ANAPO and SEMEXA in Bolivia.

In addition to the licensing agreements listed above, we have two main breeding collaborations — with GDM to develop HB4 soy varieties for specific regions in the United States, for maturity groups II and below, and with TMG for the development of HB4 and non-HB4 varieties for any geographic territory.

Customers and Contracts

Below is a description of our principal customers and contracts across our main segments.

Seed and Integrated Products

In the year ended June 30, 2023, we sold our seed and integrated products to customers in Argentina, Uruguay, France, Austria, among other countries. Our top five customers in our seed and integrated products segment represented approximately 17% of our total revenue in this segment for the twelve-month period ended June 30, 2023.

Crop Protection

In the year ended June 30, 2023, sales from our crop protection segment were made to customers in Argentina, United States, Brazil, Paraguay, Uruguay, among others. Our top five customers in our crop protection segment represented approximately 24% of our total revenue in this segment for the year ended June 30, 2023.

Crop Nutrition

In the year ended June 30, 2023, sales from our crop nutrition segment were made in Argentina, Brazil, Uruguay, Paraguay, Bolivia, United States, Canada, Europe, South Africa, as well as other international markets. Our top five customers in our crop nutrition segment represented approximately 37% of our total revenue in this segment for the year ended June 30, 2023.

Industry Overview

The Market Opportunity

Agriculture and the way in which we produce food are at the center of a major global challenge —increasing food production in an affordable way, while simultaneously not only reducing but reversing its impact on climate change and biodiversity loss.

There is a pressing need for the “sustainable intensification” of global agriculture in which yields can be increased without any adverse environmental impact and without the cultivation of more land. This challenge presents a massive opportunity to be addressed through additional technological innovation — sustainable approaches that integrate climate-adaptive biotechnology, the expanded use of biological products and the integration of new data, monitoring and precision agriculture tools.

Climate smart food production

Climate change is disrupting weather patterns and leading to more frequent and extreme events such as droughts, floods, and unseasonal temperatures, all of which have negative effects on food production. The latest Intergovernmental Panel on Climate Change Report indicates with high confidence that “Climate change, including increases in frequency and intensity of extremes, has adversely impacted food security and terrestrial ecosystems, as well as contributed to the desertification and land degradation in many regions”. As global food demand continues to increase, climate change will have a negative impact on crop yields and nutritional value of the food produced, decreasing agricultural outputs. Most studies agree that the impact of climate change on crop yields will be negative from the 2030s onwards, and nearly half of those predict yield reductions greater than 10% beyond 2050. There is an opportunity, and a need, to climate proof food production by improving crop resiliency to climate change, developing crops that can tolerate abiotic stress such as drought.

Reversing climate change and biodiversity loss

Agriculture is a significant contributor to climate change, with total agri-food system emissions in 2020 corresponding to 31% of total anthropogenic emissions, according to the latest estimates of the Food and Agriculture Organization. However, agriculture is also the main industry that utilizes and relies upon valuable soil microorganisms, often referred to as the soil microbiome, that are instrumental to capture atmospheric carbon in significant amounts. Therefore agriculture, particularly those agricultural practices that are biologically-based, can play a key role in mitigating climate change.

Soil conservation practices such as conservation tillage, organic production, cover cropping and crop rotations, practices that are central to the creation of Rizobacter over 40 years ago and to the now-growing regenerative agriculture movement, can drastically increase the amount of carbon stored in soils. Using higher-yielding crops or varieties, or more climate resilient crops, and maximizing the yield potential of crops can also increase soil carbon.

Addressing consumer demand for sustainable and affordable foods

Consumer attitudes and behavior are increasingly shifting towards more sustainable lifestyles, with the expectation that brands also “do good”. These preferences are redefining the entire food system all the way through to raw material origination.

Multiple studies have shown that consumers are more likely to choose products with an environmental or environmental, social and governance (“ESG”) related claim. For example, according to McKinsey and NielsenIQ’s reports, products making ESG claims outperformed those without such claims in 68% of surveyed product categories.

Younger generations are more likely to consider sustainability outcomes in their consumption decisions. A 2021 Forbes report, “The State of Consumer Spending: Gen Z Shoppers Demand Sustainable Retail,” finds that 62% of Generation Z prefers to buy from sustainable brands, a similar percentage to Millennials. Additionally, 54% of Generation Z stated that they are willing to spend an incremental 10% or more on sustainable products, with 50% of Millennials reporting the same. This contrasts with 34% of Generation X and 23% of Baby Boomers. The trend indicates that the desire and willingness to spend on sustainability is increasing with each new generation.

Traceability of products from “farm to fork” is becoming an increasingly important factor for consumers. Whole chain traceability can reduce information asymmetry, rebuilding public confidence in the entire food chain while delivering quality, safe, and nutritious foods. A US Food and Drug Administration (the “FDA”) regulation requires participants in the food value chain to maintain end-to-end traceability records to be made available upon request during a food-borne outbreak or food recall investigation. The regulation applies categories that are estimated to account for approximately 20% to 30% of food consumed in the United States.

Increased Regulation

Globally, the international regulatory landscape continues to place greater restrictions on the use of synthetic pesticides and other chemical crop inputs. For example, a new Sustainable Use of Pesticides Regulation, currently pending in the European Commission, mandates a 50% reduction in use of chemical pesticides by 2030 in all member states. To meet this mandate, the EU relies heavily on the expedited approval on new biologically-based pesticides and their increased adoption, via research and education about the use of biologicals and direct subsidies to growers, under the Common Agricultural Policy, to promote more biologically-based IPM strategies.

Similarly, following years of litigation and under a December 2022 court order, the United States Environmental Protection Agency has agreed to aggressive timelines to complete Endangered Species Act assessments for several, commonly-used chemical insecticides, herbicides, fungicides and nematicides. Under these reviews, EPA has recently proposed restrictions, or is expected to propose restrictions, on many chemical pesticides that currently hold a significant presence in the US market. In conjunction with an increasingly restrictive landscape for chemical pesticides, and other chemical crop inputs, the global public policy landscape continues to move towards the expedited approval of reduced risk biological crop inputs and their increased adoption, with South American countries at the forefront.

Sustainability-Driven Solutions

A variety of promising technologies exist with the potential to substantially modify the way in which we produce food, manage scarce resources, mitigate climate change and ensure the safety of our food supply chains. These technologies include the advancement of biotech crops to improve resilience, the increased utilization of microorganisms in replacement of chemical inputs, adoption of soil preserving cropping techniques, and the use of technologies such as blockchain to provide traceability and enhance the safety of the entire food system, farm to fork. We are at the forefront of this transformation of how we produce food, feed and fiber.

Biotechnology

Biotech crops have been around for almost 25 years and are planted on approximately 190 million hectares annually, according to the International Service for the Acquisition of Agri-biotech Applications (the “ISAAA”). The commercial adoption by farmers of transgenic crops has been one of the most rapid cases of technology diffusion in the history of agriculture. Historically, biotech traits have focused on herbicide tolerance and insect resistance. However, biotechnology can deliver much more substantial agronomic, environmental, health, economic and social benefits, including increased productivity, conservation of biodiversity, improved nutrition, and mitigation of negative impacts of climate change. Our HB4 technology, which has now been approved in multiple countries for food and feed uses and for cultivation, is the first in the world that confers tolerance to climate changes in soybeans and wheat by allowing these crops to tolerate drought and soil salinity conditions that are a significant threat to the world’s food supply.

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

Until the HB4 wheat approval in Argentina, wheat had historically been an orphan crop in the sphere of biotechnology, despite being planted in 200 million hectares globally, the largest of any crop. Argentina is Latin America’s largest wheat producer, accounting for approximately 70% of wheat produced in the region. Today, drought tolerant HB4 wheat is the only genetically modified wheat approved and on a commercial path to market anywhere in the world, which represents a major milestone in wheat’s global value chain.

Biologicals

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

Once considered a niche market, biologicals are currently the fastest-growing segment in the agricultural input market with double-digit growth industrywide, as compared with low-single-digit growth for conventional products. The market for agricultural biologicals, estimated to be approximately US$12.4 billion for 2022, still only represents about 3-5% of the total agricultural inputs market for the same year, according to data from Duham Trimmer.

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

To meet these objectives, an increasing number of growers use IPM programs to produce crops by the most economical means, and with the lowest possible risk to people, property, and the environment. Biological agricultural products and crop cultivating techniques such as crop rotation and low-or-no tillage are among the most commonly used IPM practices. Adoption of biologically based crop inputs are increasingly becoming a central component of the IPM toolbox for farmers. There is growing recognition that IPM, particularly biologically-based IPM, is an important ecosystem service that contributes to climate mitigation and biodiversity—a critical ecosystem service provided by agriculture. Recent disruptions in supply chains that significantly impacted grower access to commonly used synthetic crop inputs have resulted in new interest in integrating biologicals into existing IPM strategies that often relied solely on chemical inputs.

Our Product Portfolio Promotes Climate-Smart Outcomes

Our vast range of products not only help farmers and food companies meet growing demand for more sustainable agricultural practices, but they also preserve, and oftentimes help restore or improve the natural environment for future generations by promoting soil and soil microbiome health, enhancing on-farm carbon sequestration, safeguarding biodiversity, ensuring farmworker safety and optimizing the use of increasingly distressed and diminishing natural resources.

We develop science-driven solutions that preserve biodiversity and promote climate-smart outcomes:

●	Soy and wheat crops tolerant to adverse weather conditions: we develop crops that are resilient to adverse weather conditions associated with climate change such as drought and heat via the adoption of our HB4-traited drought tolerant crops and biologically-based seed treatment packages that help plants better weather yield and quality-robbing environmental stresses.
●	Complete portfolio of biological solutions: we enhance sequestration of GHGs in agriculture by promoting crop health and yields with effective environmentally beneficial crop protection tools, such as Rizonema, Rizoderma and MBI-306, and with microbial seed inoculants that enhance plant sustaining atmospheric nitrogen fixation, while also reducing the use rates of synthetic fertilizers – all of which reduce the negative impacts associated with runoff or soil leaching of persistent chemical compounds.
●	Next generation solutions that reduce input application rates: we promote efficient resource use with products such as ajuvants and Microstar PZ. Adjuvants are high-tech molecules used to increase the effectiveness of spray applications of crop inputs and, therefore, reduce the rate of application of both biological and chemical pesticides and other agricultural inputs. Microstar PZ is a low application rate micro-beaded starter fertilizer that provides newly planted seeds necessary nutrients, like nitrogen, phosphorus, sulphur and zinc, precisely at the time of planting. Microstar’s novel micro-beaded formulation enhances nutrient uptake efficiency at a critical point in a crops growth cycle that reduces the need for additional fertilizer applications later in the crop growth cycle —which also reduces negative air and water quality issues associated with traditional fertilizers.

HB4 Technology

HB4 technology significantly increases yields under drought conditions and positively impacts the environment through more efficient use of water resources and the reduction of GHG emissions.

Biotech traits like HB4 can only be launched after a time-consuming breeding process to develop varieties that combine the technology with locally adapted, elite germplasm. We have been developing varieties that specifically target areas identified for maximum trait performance.

Our key markets for HB4 wheat in the Southern Cone comprise approximately nine million hectares of wheat planted per year, including Argentina, Latin America’s largest wheat producer and the world’s first country to adopt HB4 drought tolerance technology, and Brazil, the second largest producer in South America and the country with the greatest potential to increase the planting area by an additional two to three million hectares. Another key market for HB4 wheat is Australia, with approximately twelve million hectares planted with the crop every year and high incidence of water stress events and salinity on soil.

For HB4 soy, our key markets include Argentina, Brazil and the United States, representing approximately 75% of the world’s total soybean acreage.

In order to estimate the size of opportunity, we obtained the official wheat and soybean production statistics in each of the aforementioned countries between 2015 and 2019/2020. We used the average yield data to estimate the yield benefit that HB4 could have produced. We then used the average price of soybean and wheat for the ten-year period to calculate the expected monetary benefit.

Subject to the conventional non-binary biotechnology solutions pricing scheme, where 75% of the value creation remains on-farm and 25% goes off-farm, the maximizing of the price times quantity equation will define the supply and demand equilibrium for the technology. We expect the target area to find higher correlation in the more drought prone areas, highlighted in darker blue in the heat maps below:

At the time of filing, HB4 soy is approved for cultivation and commercialization in the United States, Canada, Brazil, Argentina, and Paraguay, which together represent over 90% of the global soybean trade. The commercialization of HB4 soybeans for cultivation in Argentina was cleared once China’s approval for food and feed uses was obtained in April 2022. HB4 soy is also approved for food and feed uses in South Africa (September 2022) and for food uses in Indonesia (September 2023). Regulatory submissions of HB4 soy are currently under review in Bolivia, Uruguay, the European Union, India, Malaysia, Thailand, Australia and New Zealand.

HB4 wheat is approved for cultivation and commercialization in Argentina, Brazil and Paraguay. Additional key food and feed approvals obtained include Colombia (February 2022), Australia and New Zealand (May 2022), United States (June 2022), Nigeria (July 2022), South Africa (September 2022), and Indonesia (March 2023). Submissions for cultivation have been presented in Bolivia, Uruguay and United States, and for food and feed uses in Chile and Thailand. Additional submissions for both HB4 soybean and wheat will continue to be pursued as we advance to new territories.

The HB4 Identity Preserved Program: Our Systemic Approach to Empower Growers and Consumers Alike

The standard commercial method for transgenic traits is based on trait licensing to multiple breeding companies. These companies commercialize their varieties with the trait through their own channels.

We follow this model, but we have also created an innovative approach called “Generation HB4” or “HB4 Program”. We have initiated the HB4 program to multiply HB4 material and at the same time to evaluate product performance, determine product positioning, and conduct field days to showcase the HB4 technology to different stakeholders in the agriculture value chain.

Through the HB4 Program, producers grow HB4 seeds under an identity preserved model, following environmentally friendly farming practices that include crop rotation, no till, and the use of carbon footprint minimizing inputs. We contribute the HB4 seeds as well as additional inputs from our current portfolio, including micro-beaded fertilizers that reduce by one quarter the use of conventional fertilizers, nitrogen fixing inoculants that act as biological fertilizers and high-tech adjuvants that reduce the need for chemicals. In addition to mitigating production losses during drought periods, HB4 technology also facilitates double cropping, which seasonally rotates soy and wheat, an environmentally friendly farming system that is otherwise limited by water availability. When combined with soil regenerative practices, such as no-till farming, HB4 double cropping system captures more carbon than conventional growing practices. Higher crop yields with HB4 also reduce the need to expand agriculture’s land use footprint, which often entails deforestation, while aiding the rehabilitation of fragile agricultural land back to its historically productive status.

The identity-preserved production system requires having contracts with growers committed to maintaining the identity of the crop under a full seed production offtake agreement. Under these agreements, we contribute HB4 integrated seeds and other goods to growers for a pre-agreed price (based on prevailing market prices), which are later deducted from the service fees paid to growers at the time of harvest for the seed multiplication services they have provided to us. The grain produced by HB4 Program participants then enter a grading and selection process, where grain that meets specific quality standards is saved as seed inventory for the next growing season and the rest of the grain is sold as commodity dry products (grain). Our program includes a contract with processors who agree to process the qualifying grain and channel it to a selected market. Managing the production system logistics as well as the contractual requirements with farmers, processors and seed treatment plants requires that we have dedicated team. In the fiscal year ended June 30, 2023, the HB4 program covered approximately 70,000 hectares, including wheat and soy.

Digital β-platform

The HB4 Program employs robust, closed growing systems that are combined with a high level of traceability via state-of-the-art digital farming technologies and strong stewardship to ensure environmentally friendly farming practices. Growers participating in this program have access to satellite-based crop imaging, weather monitoring and crop scouting digital application platforms. The purpose of these platforms, particularly the crop imaging application, is to provide a tool to keep track of performance differences between fields planted under the HB4 program protocols versus a control group of neighboring fields that are grown under typical commercial protocols that do not include the HB4 technology package. These platforms facilitate the recording of field activities and equipment data integration and help refine our products’ positioning based on field performance.

The use of digital platforms allows us to provide traceability of HB4 crops in the identity-preserved production system, from farm to fork, and to produce specific ESG reports that provide end users with solid, traceable ESG seed and grain scoring information. We measure carbon and water footprint and generate a blended ecotoxicological score that combines Cornell University’s environmental impact quotients with the RIPEST dose-dependent pesticide risk approach. These scores consider factors such as dermal toxicity, toxicity to birds, bees, fish and beneficial arthropods, soil half-life, surface loss potential, plant surface half-life, systemicity, and leaching potential, among other factors affecting farm workers, the environment and consumers.

We believe this report will set a new industry standard. The environmental impact of exposure to different active ingredients, the carbon intensity of production processes and the water footprint of agricultural ecosystems are all key elements in designing and promoting a 21st century regenerative agriculture.

Trends and Performance by Segment

We have a top tier complementary portfolio of products addressing demand in a global market which is estimated to be worth more than US$120 billion by 2029.

Crop Protection: Adjuvants

According to Woodstone Research & Consulting, the global adjuvants market is valued at US$3.0 billion in 2023 and is projected to reach US$4.0 billion by 2029.

Segment growth is driven by the need to maintain crop protection, while improving the efficiency and effectiveness of agrochemicals usage, given an increased awareness of the negative implications of excessive usage of agrochemicals in the environment. Growth in the segment also comes from government initiatives to promote eco-friendly agricultural products, the expansion of precision agriculture, and the development of eco-friendly and biodegradable adjuvants.

By crop type, the cereals and grains segment are projected to be the fastest-growing segment in the agricultural adjuvants market during the forecast period. By product type, the herbicides segment is estimated to witness the fastest growth in the agricultural adjuvants market, in terms of value.

North America, followed by Europe, is the largest market for agricultural adjuvants at present, and it is expected to account for a significant proportion of the global market in the future. The government policies adopted by European countries toward sustainable agricultural practices support consumption of adjuvants, which is a key factor driving the growth in the region. However, the Brazilian market is expected to see the largest growth rate, as adoption of improved crop protection technologies increases.

Crop Protection: Biocontrol

The global biocontrol market is estimated at US$5.2 billion for 2022, and is projected to reach US$11.9 billion by 2029, recording an estimated CAGR of 12.6% for the forecast period, according to Woodstone Research & Consulting. Europe and the United States are the two largest markets for these products, representing 40% and 26%, respectively. Brazil and China follow, with a 6% share each.

As a result of the Pro Farm Merger, we have greatly expanded our portfolio and pipeline of biological products – with foliar, soil and seed applications – that protect both row and specialty crops against a broad range of pests.

The increasing demand for biological products can be attributed to the rise in sustainable organic farming practices and more biologically based integrated pest management strategies, as well as the need to address pest resistance, and novel invasive species. In recent years, supply chain disruptions that have restricted the availability of synthetic chemistry products and fertilizers have spurred greater grower interest in and adoption of biological products, particularly microbial-based products. Climate change has a considerable global impact on agricultural productivity and crop susceptibility to pests, making crops more vulnerable to various diseases and abiotic stresses, which significantly reduce crop yields. All of these factors have increased farmers adoption of biologically based and sustainable crop protection solutions, increasing market demand for biocontrol products.

Crop Nutrition: Biostimulants

Biostimulants are substances, microorganisms, or mixtures thereof, that, when applied to seeds, plants, the rizosphere, soil or other growth media, act to support a plant’s natural processes independently of the products nutrient content, including improving nutrient availability, uptake or use efficiency, tolerance to abiotic stress and consequent growth development, quality, or yield.

Biostimulants are among the most rapidly growing categories in agricultural inputs. The market was valued at US$2.5 billion in 2022 and is projected to grow at an estimated CAGR of 11.9% to reach US$5.5 billion by 2029. The largest markets for biostimulants are Europe, North America and China. As in other biologicals, growth is mainly attributed to the increasing impact of climate change, soil degradation and abiotic stress to crops globally.

Crop Nutrition: Biofertilizers

The biofertilizers market was valued at US$2.6 billion in 2021 and is expected to reach US$3.7 billion by 2026, growing at an estimated CAGR of 13.1% during the forecast period. These novel crop nutrition products encourage better uptake of vital nutrients that allow the plant to withstand stresses and increase output.

The acquisition of Pro Farm, with its large portfolio of biofertilizers and growing customer base, has allowed us to expand our product offering in this rapidly expanding market, adding to our existing leading position in the global inoculants market.

The nitrogen-fixing seed inoculants market is projected to increase from US$1.1 billion in 2022 to US$1.7 billion in 2028, according to Markets and Markets, recording an estimated CAGR of 7.5% in value. In South America, countries like Brazil and Argentina are projected to continue to offer high-growth prospects for seed inoculants use in coming years given their leadership position in global soybean production. Currently, the adoption of seed inoculants is very low in other major markets such as India and China, but interest in these products is growing on a global scale and we expect to play a major role in developing these markets — particularly through our recently signed global collaboration with Syngenta.

Decades of cultivation practices using synthetic pesticides and fertilizers have led to a significant negative impact on groundwater reserves and on soil health and fertility – ultimately harming crop productivity. These factors have led to an increase in the adoption of sustainable farming. This trend is still in early stages, but the number of product approvals and investment in bio-ingredients is growing rapidly to support this transformation and is expected to lead to intense market competition in the future. Among biological products, biofertilizers and biostimulants are gaining significant traction as they enhance the phosphorus and zinc absorption properties of plants as well as their resistance to pathogen attacks.

Crop Nutrition: Specialty Fertilizers

Specialty fertilizers are a category of fertilizers designed to meet specific nutritional needs of crops, soil conditions, or growth stages more precisely than standard or conventional fertilizers. They are formulated to provide targeted and balanced nutrition, which can lead to improved crop yields, quality, and resource efficiency. Increasing awareness about farm resource management, affordability of farm inputs, and a focus on agricultural profitability have helped drive the rapid expansion of specialty fertilizers usage, and these currently account for nearly 17% share of the global market for plant nutrition products.

The global market for specialty fertilizers is estimated at US$34.0 billion in 2023 and expected to reach US$42.5 billion by 2029, growing at an estimated CAGR of 3.8% for the period. Demand for specialty fertilizers has been increasing as an effective alternative to conventional fertilizers, due to their lower impact on the environment.

Seed and Integrated Products: Biotech traits

Biotechnology tools are seeing a significant increase in demand across agricultural applications. These include tissue culture and micropropagation, marker-assisted selection or molecular breeding, genetically modified crops and genetic engineering, molecular diagnostic technologies, and conventional plant breeding.

A rise in the adoption of GM crops globally is expected to drive this market. This is because genetic modification allows the production of feed and food crops with enhanced characteristics, such as high nutritional value, high yield, enhanced food-processing qualities, and resistance to diseases and insects.

The global seed market size was estimated at US$67 billion in 2022 and is projected to reach US$86 billion by 2028, growing at an estimated CAGR of 6.6%. The genetically modified seed market is estimated to account for the largest share in the seeds market. The global genetically modified seeds market size was estimated at approximately US$32 billion in the year 2022, and is projected to reach US$48 billion by 2028, growing at an estimated CAGR of 7%. This increase in the market size of GM seeds underlines the increasing significance and need for agricultural biotechnology.

Competition

The market for agricultural biotechnology products is characterized by intense commercial and technological change and we face significant direct and indirect competition in each of our business segments.

The crop productivity sector is highly competitive and includes large companies, such as Bayer, BASF, Corteva, Syngenta AG, UPL Limited and FMC Corporation and Sumitomo Corporation. Other companies, including bio-specialized biopesticide businesses such as BioSAfe Systems, Certis Biologicals, Gowan, Novozymes and Valent Biosciences may prove to be significant competitors in the biological pest management market.

Rizobacter remains a leader in the Argentine adjuvants market with a 29% market share, differentiating itself in a competitive market by introducing new, quality products year after year. The Brazilian market is an attractive market for adjuvants, given the growth in the chemical crop protection market and the strong adoption of improved technologies for crops, and we are addressing this opportunity through a B2B and channel coverage strategy. North America, followed by Europe, are the largest markets for agricultural adjuvants at present, and they are expected to account for a significant proportion of the markets for Rizobacter products in coming years.

In respect of inoculants, Rizobacter is the global leader with an estimated global market share of 23%, followed by other key competitors including Novozymes and Becker Underwood. We expect to continue to expand internationally through our recent agreement with Syngenta. See “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions—Syngenta Agreement.”

Within the fertilizer market in Argentina, Rizobacter’s focus is the phosphorous market. In this market, Rizobacter participates with a specialty product that is used at substantially lower doses than competitor’s products, with a competitive advantage in terms of storage and logistics. In Argentina, we are leaders in this niche followed by Recuperar, FYO, Red Surcos, among others. In Brazil, farmers are overcoming cultural barriers to adopt new technologies, benefitting from our micro beaded fertilizers which provide logistics and storage advantages specially for a country with large geographic extensions such as Brazil. We also expect a potential synergy with biological products and new integrated launches in the Brazilian market.

The market for bionutrition and crop health products is very fragmented and diverse, as it has lower regulatory barriers when compared with crop protection products. It includes larger players like Valagro (acquired by Syngenta Crop Protection), UPL Limited and Acadian Seaplants.

Competition in the seed and integrated products sector extends to each of the components that we provide for our integrated products. We face competition for our biotech traits from different companies. Companies such as Bayer, BASF, Corteva and Syngenta own packages of traits that focus on herbicide tolerance, which could indirectly compete with the components of HB4. Other companies such as Evogene Ltd., INARI and DBNBC also engage in trait discovery and licensing technology to customers. Genome Editing is another area that is showing a significant increase in the number of companies and may develop competition to our trait packages. There are several companies offering services for editing and R&D collaborations, however, while promising, there are no large-scale technologies commercially available.

We also face competition for our proprietary germplasm from other companies that focus on developing proprietary germplasm in open platforms. In soybeans, the South American market is dominated by local companies such as GDM Seeds in Argentina and Brazil and TMG in Brazil, though several others have market share in specific regions. Stine Seeds, a dominant company in the United States, is setting bases to commercialize soybeans in Latin America. These companies, despite being competitors in the germplasm space, offer great opportunity to collaborate and act as licensor to our traits. See “Item 4. Information on the Company—B. Business Overview—Joint Ventures and Key Collaborations—HB4 Non-Joint Venture Collaborations.” In wheat, traditional European companies such as Limagrain, KWS and RAGT compete in South and North America along with the previously mentioned local players. The multinational companies that develop biotech traits mentioned above complete the landscape of competitors.

Our Growth Strategy

Our long-term growth strategy is based on an open-architecture approach to technology origination, identifying and accessing promising technologies from third parties, as well as forming strategic and capital-efficient partnerships that leverage each party’s strategic strengths and capabilities to bring innovations more quickly. Our near-term growth strategy includes the following:

Continue to Lead Development and Commercialization of New Agricultural Biotechnology Products in Existing and New Markets

We intend to build upon our diverse portfolio of crop productivity solutions by consolidating our position in biological assets, including microbial, seed trait and germplasm assets, and continuing to pursue an integrated approach in the development of superior yielding products. We intend to expand upon our direct reach to customers by offering additional high demand technologies, such as digital farming solutions, which we believe will facilitate the adoption and subsequent sales of our products as well as achieve efficiencies to create additional value opportunities.

Scale-Up Production of Rizobacter and Pro Farm Products to Accelerate Penetration in Crop Nutrition and Protection Markets

We have invested significant capital in the future development of specialty fertilizers and operate a micro-beaded fertilizer facility in Pergamino, Argentina. The facility began operations in January 2017 and increasingly supplies high-demand specialty fertilizers in Argentina and neighboring countries. We are in the process of expanding capacity in our biological manufacturing plant in Pergamino.

We have a well invested asset base in Brazil, which includes a brand-new adjuvant production facility to sustain the execution of our international expansion plan, in addition to product registrations in place.

With the acquisition of Pro Farm, we incorporated two packaging and manufacturing facilities, one in Bangor, Michigan, and the other a third-party manufacturer in Vyborg, Russia, in which we hold a minority ownership interest. At our Bangor plant, we have made investments which aim to increase production capacity and reduce production costs.

Commercialization of HB4 Seed Products to Drive Penetration of Seed Market

HB4 wheat and HB4 soy seeds integrate the uniqueness of HB4 stress tolerance into locally adapted germplasms, customized with a seed treatment solution prescribed for specific environments. We believe that the product differentiation provided by our unique and varied technologies increase the value of our products for HB4 Seed customers and will drive significant growth. In the medium-term, we expect royalties from HB4 licenses to represent a significant component of our revenue, as this landmark technology is more broadly adopted through strategic partnerships and third-party channels.

Expand our International Business by Accelerating Registration and Sales of Products Through Multiple Subsidiaries

We are a global leader in the biological market for agriculture inputs and have used this position to establish subsidiaries in Brazil, Paraguay, Bolivia, Uruguay, the United States, South Africa, Colombia and France. We believe we can use our international footprint and sales force to continue to define our key brands by bringing our broader portfolio of crop productivity solutions to these markets, leveraged with our recent Pro Farm acquisition, which provided us with new commercial channels in the United States and Europe. We expect international growth to be driven initially by continued growth in our biological business, as well as by incorporating high-value adjuvants and crop nutrition solutions.

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

Intellectual Property

Our success depends mostly on our ability to obtain and maintain intellectual property protection for our products and technologies, defend and enforce our intellectual property rights (in particular, our patent rights, plant varieties, trademarks and trade secrets), preserve the confidentiality of our intellectual property and operate without infringing valid and enforceable intellectual property rights of others.

We seek to protect our proprietary products, technology, and trade secrets, in part, by entering into confidential disclosure agreements with our employees, consultants and potential and actual third-party collaborators. By protecting our proprietary technologies, we can offer our customers and partners unique products unavailable from our competitors, while also preventing our competitors from using technologies that we have developed or licensed exclusively or non-exclusively, from other parties.

The main countries in which we seek patent protection are the United States, Canada, Brazil, Argentina, Bolivia, Paraguay, Uruguay, Mexico, South Africa, Australia, India, China, Ukraine, Russia and certain other countries in Europe.

As of the date of this report, we, in our capacity as sublicensee (either as exclusive or non-exclusive licensee), have over 750 patents and patent applications. In some instances, our patents and our sublicenses are limited in terms of duration, geography and/or field of use.

Our licensed patents for the HB4 soy and HB4 wheat expire in 2039 and 2040, respectively, for the Coxc5-1 family in 2027 and for the HB10 family in 2030. We are the exclusive sublicensees and non-exclusive licensees of the following patents: rGRF3 technology patents which expire in 2033; NUE technology patents which expire in 2026; WUE technology patents which expire in 2029; herbicide resistant patents which expire in 2028; LXR®, a delayed senescence technology which expires in 2028; ZFP® technology, which expires in 2033; RS (Hexapolid and Tetraploid) technology which expires in 2033; RG (Reduced gluten) technology which expires in 2036; OX technology which expires in 2037; PlantArcBio technology which expires in 2042; and UHC technology ultra-highly concentrated bacterial liquid soybean inoculant technology, which expires in 2040.

During 2019 and 2020, Bioceres PLC filed patent applications covering the HB4 soy event which expires in 2039 and the HB4 wheat event which expires in 2040, respectively, within the main countries where we will launch our products once regulatory approvals are received.

Our other patents include patents around our products Regalia, Grandevo, Venerate, Emergen, Majestene, Stargus, Zelto, Pacesetter, Zequanox, Ennoble, Haven and the UBP bionutrient portfolio.

Crop Protection: the crop protection segment boasts a diverse product range, including fungicides Regalia® (Reynoutria sachalinensis) Rizoderma® and Stargus® (Bacillus amyloliquefaciens F727), insecticides Grandevo® (Chromobacterium subtsugae sp. nov.) and Venerate® (Burkholderia sp. A369), nematicides Majestene® and Zelto® (Burkholderia sp. A369), and sun and heat stress protector Haven® (stearyl alcohol). The segment, also featuring biocides, molluscicides, fumigants, and bioherbicides, holds over 450 patents.

Crop Health: Focusing on nurturing crop development, this segment spotlights Pacesetter®, a growth regulator that stimulates root development and boosts fungicides like Regalia® (Reynoutria sachalinensis). The segment holds over 20 patents.

Crop Nutrition: we deliver innovative crop nutrition solutions, spanning both foliar treatments and seed treatments. Standout products include Foramin® and Foramin ST®, Emergen®, Rizofos®and UBP 110® for foliar applications, as well as Rizoliq®, UHC® Inoculants, Lumibio Optima® and Ympact® for seed treatments. Our excellence in this area is reflected in the over 30 patents we have registered.

We seek additional protection of our seed and germplasm intellectual property through PVP certificates, which preserve a variety owner’s exclusive rights to sell, reproduce, import, and export a plant variety and our seed. The duration of PVP protection varies among jurisdictions and is 20 years from the time of issue in the United States and 20 and 15 years from the time of issue in Argentina and Brazil, respectively. As of the date of this report, we do not have PVP certificates in the United States. In addition, in Argentina, we have received, as owner and/or as licensee, registrations with the National Cultivar Registry (Registro Nacional de Cultivares) (“RNC”) for 16 wheat varieties, 19 soybean varieties, two sunflower hybrids, three corn hybrids, and two Amaranthus varieties, all of which are authorized for our marketing in Argentina. We are currently seeking registration for four soybean varieties and three wheat varieties at the RNC. We have also received, as owner and/or as licensee registrations with the Argentinian National Registry of Cultivar Ownership (Registro Nacional de la Propiedad de Cultivares) (“RNPC”) for eleven soybean varieties and 13 wheat varieties at the RNPC. We have also received the registration for 13 soybean varieties and 6 wheat varieties in Uruguay, two soybean variety in South Africa, three soybean varieties in Paraguay and two soybean varieties in Bolivia. We are currently seeking registration for one soybean variety in South Africa.

We seek to protect our non-patent intellectual property, such as know-how and regulatory data, through contracts and confidentiality agreements. Know-how generated by the activities of our companies is protected by specific services agreements or employment agreements. Employment agreements include undertakings regarding confidentiality and assignment of inventions and discoveries. Our regulatory data is protected by standard confidentiality and data protection mechanisms. We have over 1,150 trademarks and over 300 trademark applications worldwide.

We will continue to file and prosecute patents, PVP certificate and trademark applications in the United States and foreign jurisdictions, and maintain trade secrets, consistent with our business plan, to protect our intellectual property rights.

Government Regulation

We are subject to agriculture, health and environmental regulations in the countries in which we operate or in countries where final products containing our technologies (e.g., grains containing biotech traits) will be consumed. We must obtain and comply with various permits and licenses from government authorities and municipalities in the jurisdictions in which we operate before we can test and ultimately commercialize our products/technologies.

For all of our products, particularly our pesticidal products and HB4-traited seeds, compliance with the regulatory requirements of each country is one of our highest priorities. These regulations are multilayered and touch all steps in the research, development, approval and commercialization of our products. Regulators typically require extensive product performance, product characterization and quality control and product safety data for each product. On the regulations related exclusively to genetically modified organisms, we continue to conduct field tests under special permits in countries where our technologies are still not fully approved, while we continue to seek approvals, always complying with the local regulations.

The laws and regulations we are subject to will continue to evolve as there are advances in biotechnology and our other businesses. Our regulatory affairs team is responsible for generating the data necessary to secure product approvals and to oversee product stewardship programs to ensure our products are used safely, effectively and fully in compliance with all relevant regulations.

In Brazil, CTNBio, is the local regulatory agency for biosafety. Both HB4 soy and wheat have obtained approval from CTNBio for their consumption and cultivation. We further obtained regulatory approvals for consumption of the HB4 technology from many regulatory agencies around the world, including from the FDA which is one of the most important approvals. We continue to seek approvals on a global scale, always complying with the local regulations. See “Item 4. Information on the Company—B. Business Overview—Industry Overview—Sustainability-Driven Solutions—The HB4 technology” for the complete list of approvals and submissions to date.

In the United States, the EPA regulates the bio-based pest management products under the Federal Insecticide, Fungicide and Rodenticide Act (“FIFRA”), the Federal Food, Drug and Cosmetics Act (“FFDCA”) and the Food Quality Protection Act (“FQPA”). In addition, some of the plant health products are regulated as fertilizers, auxiliary plant substances, soil amendments and/or beneficial substances in each of the 50 states. In addition to EPA approval, we are required to obtain regulatory approval from the appropriate state regulatory authority in individual states and foreign regulatory authorities before we can market or sell any pest management product in those jurisdictions. We also generally pursue organic certification for our product portfolio, including USDA National Organic Program, Organic Materials Review Institute, EcoCert and ControlUnion.

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

Insurance

We maintain customary insurance policies that we consider to be in line with market practice and adequate for our business. Our principal insurance policies are personal injury (as mandated by Argentine labor law), Worker’s compensation, all operational risk, civil liability, fire, theft, cars, transport, credit, work injury risk, cyber liability, cargo cyber link, cargo STP, ERISA bond, domestic property, boiler & machinery, general liability, business auto, foreign package, umbrella, and bond insurance entered into in connection with grants received. We maintain product liability insurance coverage in respect of Pro Farm Group’s products portfolio which is covered by our general liability insurance policy.

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

C.Organizational Structure

The following diagram depicts our current organizational structure:

The following table identifies our main subsidiaries and joint ventures as of June 30, 2023:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest
BCS Holding Inc.	USA	100%	100%
Bioceres Crops do Brasil Ltda.	Brazil	100%	100%
Bioceres Crops S.A. (1)	Argentina	50%	50%
Bioceres Semillas S.A.U.	Argentina	100%	100%
Alfalfa Tehcnologies S.R.L. (2)	Argentina	49%	49%
Comer. Agrop. Rizobacter de Bolivia S.A. (1)	Bolivia	80%	80%
Glinatur S.A.	Uruguay	100%	100%
Indrasa S.A. (1) (2)	Argentina	35%	35%
Insumos Agroquímicos S.A.	Argentina	61%	61%
Pro Farm Group, Inc.	USA	100%	100%
Pro Farm International, OÜ	Finland	80%	80%
Pro Farm Michigan Manufacturing LLC	USA	100%	100%
Pro Farm Russia, LLC	Russia	100%	100%
Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda.	Brazil	99%	99%
Pro Farm Technologies, OÜ	Finland	100%	100%
Pro Farm, Inc.	USA	100%	100%
Rasa Holding LLC	USA	100%	100%
Rizobacter Argentina S.A.	Argentina	80%	80%
Rizobacter Colombia SAS (1)	Colombia	80%	80%
Rizobacter del Paraguay S.A. (1)	Paraguay	80%	80%
Rizobacter do Brasil Ltda. (1)	Brazil	80%	80%
Rizobacter France SAS (1)	France	80%	80%
Rizobacter South Africa (1)	South Africa	80%	80%
Rizobacter Uruguay (1)	Uruguay	80%	80%
Rizobacter USA, LLC (1)	United States	80%	80%
Synertech Industrias S.A. (1) (2)	Argentina	40%	40%
Trigall Genetics S.A. (2)	Uruguay	50%	50%
Verdeca LLC	USA	100%	100%

Notes:—

(1)	Calculated considering the indirect interests held through Rizobacter. The indirect equity interest participation included in this table is 80% of the direct equity interest participation that Rasa Holding LLC owns in each entity.
(2)	Joint ventures and unconsolidated entities.

D.Property, Plant and Equipment

Our main manufacturing and distribution facilities are located in Pergamino, Buenos Aires province, Argentina. Our manufacturing facilities include (i) the adjuvant formulation plant with 2.1 million-gallons in annual production capacity, (ii) the biological production plant with an annual capacity of 1 million-gallons, (iii) the insecticides and fungicides formulation plant with an annual production capacity of 1 million gallons, (iv) the micro-beaded fertilizer facility with an annual production capacity of 50,000, and (v) over 375,000 square feet of warehouse space for packaging and logistics. We test and conduct trial runs of our key technologies at our main field station located in Pergamino, Argentina, which also has processing capabilities for foundation seed.

In Londrina, Paraná state, Brazil, where our main subsidiary is located, we recently completed the construction of a new high-tech adjuvant facility plant with an annual capacity of approximately 2.6 million-gallon.

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

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the years ended June 30, 2023, 2022 and 2021, and the notes thereto, included elsewhere in this report.

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

Seasonality and weather conditions

Our revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing market prices, which influence the purchase decisions of growers, the end users of our seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting, as well as growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Our portfolio is highly oriented to crop planting. Generally, our sales are concentrated in the third and fourth quarters of each calendar year, when demand for our seed and integrated products, crop protection products and crop nutrition products increases as growers begin planting their summer crops in South America, while winter crop season occurs in the Northern hemisphere. With our seed and integrated products business, we contract with growers and seed suppliers based upon our anticipated market demand. Generally, in our seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with our crop protection and our crop nutrition business following a similar cycle to the seed cycle. Milestone, royalty, and license revenues are also likely to fluctuate from period to period given the seasonality of agriculture and time required to progress from one milestone to the next.

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

Fluctuations in commodity prices

Our results of operations, particularly the demand and price for our seed and integrated products, crop production products and crop nutrition products, are affected by global agricultural commodities prices, such as grains, biofuels and biomaterials. Global prices of agricultural commodities vary in accordance with domestic and export market prices, which are primarily affected by the local and global demand for, and supply of, those commodities. Prices for agricultural commodities are also significantly influenced by speculative actions and by currency exchange rates, volatility in credit markets and fluctuation in consumer and business confidence. In addition, prices for agricultural commodities are affected by governmental programs and policies regarding agriculture, as well as general trade, fiscal and exchange control policies. Extrinsic factors, such as drought, floods, general weather conditions, disease and natural disasters may also affect agricultural commodities prices. Demand for agricultural commodities, such as wheat and soybeans, both for human consumption and as cattle feed, has generally increased with worldwide economic growth and prosperity.

Macroeconomic conditions in Latin America

We generate a significant portion of our revenue from production in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including mainly Argentina and Brazil) remain subject to such fluctuations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America— Inflation in Argentina and government controls may adversely affect the economy and our financial condition and results of operations.”

From July 1, 2022 our main Argentine subsidiaries have changed their functional currency from the Argentine Peso to United States Dollars as a result of changes in events and conditions relevant to their business operations. However, a significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income (“statement of income”) under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

As of July 1, 2018, the Argentine economy qualifies as a hyperinflationary economy according to the guidelines of the IAS 29, since the total cumulative inflation in Argentina in the 36 months prior to July 1, 2018, as measured by the wholesale price index published by the INDEC, exceeded 100%. Accordingly, IAS 29 guidance is applicable to our financial statements for periods ending after July 1, 2018 for those subsidiaries that use the Argentine Peso as functional currency. IAS 29 requires the financial information of an entity whose functional currency is a currency of a hyperinflationary economy to be adjusted by applying a general price index and expressed in the measuring unit at the end of the reporting period and then such financial information to be translated into the presentation currency at the prevailing exchange rate. See Note 2 to our consolidated financial statements included elsewhere in this report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America—We are required to apply inflationary adjustments and tax indexation procedures in our Argentine subsidiaries, which could adversely affect our financial statements, results of operations and financial condition.”

Effective July 1, 2022 our main subsidiaries changed their functional currency from the Argentine Peso to the United States Dollars as a result of changes in events and conditions relevant to their business operations. The effect of the functional currency change was recorded prospectively in accordance with IAS 21. As a result, from July 1, 2022 there are no longer significant effects of inflation adjustments in our financial statements.

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

In October 2020, the Argentine government adopted a series of measures seeking to promote production, exports and the liquidation of U.S. dollars from exports in the FX Market, including the temporary reduction of export duties for soybean and soybean derived products through Decree No. 790/2020. Further, pursuant to Decree 790/2020, a temporary reduction scheme of export duties for soybean products and by-products was established, which increased on a monthly basis to return to the initial level as from January 2021.

In October 2022, Argentina has also imposed certain controls to the import of goods and services. In respect of imports of goods, Argentine companies currently have limited access to the FX Market to acquire foreign currency in order to make payments abroad, provided that certain requirements are met, including the registration of the import transaction under the importation payment follow-up (Seguimiento de pagos de importaciones).

Different requirements apply to goods with customs entry registration, including, among others, that: (i) there is proof of the customs registry of the entry into the country of the goods that originated the payment to be canceled; (ii) the importer has a copy of the commercial invoice issued abroad in the name of the company who made the purchase abroad; and (iii) the documentation presented allows the importer to establish the expiration date of the foreign obligation. Goods with pending customs entry registration must comply with other requirements, including, among others: (i) documentation determining the existence of a purchase of goods abroad; (ii) a sworn statement submission demonstrating the registration of the customs entry of the goods within the term that corresponds according to the type of good to be imported; (iii) provision of elements that guarantee the reasonableness of the amounts to be paid considering the importing activity of the client in recent years and the business plans presented by the importer; and (iv) no delays in the regularization of payments with pending customs entry registration made as of September 2, 2019.

Recently, the BCRA strengthened the requirements for importers that intend to access to the FX Market by requesting an approved declaration submitted in the Argentine System of Imports (“SIRA”) from local authorities. If the SIRA declaration is approved, the local authorities will inform the importer the term in which the access to the FX Market will be granted. Such date usually ranges from 60 to 270 calendar days. Foreign exchange regulations provide for certain alternatives that would allow the Argentine importer to access the FX Market before the date stated in the SIRA. These alternatives may involve financing granted by a financial institution. The declaration of the SIRA will be analyzed by the AFIP, which will assess each individual situation based on information available in the AFIP’s records and the financial and economic capacity of the importer through the CEF.

Is respect of import of services, there are currently restrictions imposed to Argentine companies looking to access the FX Market such as the limitation on the payment of imports of services. Prior approval by the BCRA is required to access the FX Market for prepayments and payment of services to foreign-related parties.

As of October 13, 2022, access to the FX Market for payments of services rendered by non-residents requires a declaration made through the SIRASE, approved by the Secretary of Commerce.

The purpose of the SIRASE is to determine whether importers willing to make payments of services abroad have complied with tax obligations and are capable of carrying out certain financial transactions. Once the SIRASE declaration is submitted, the AFIP will review the information provided and confirm the importer’s compliance regarding tax return filings and its financial economic capacity through the CEF regime.

On April 20, 2023, through Communication “A” 7746, BCRA modified foreign exchange regulations regarding foreign currency outflows. This amendment had a strong impact, mainly in the access to the FX Market, in the payment of services rendered by non-Argentine residents. BCRA’s prior approval must be requested to access the FX Market prior to 60 calendar days from the date of approval of the SIRASE declaration for research, legal and accounting, advertising, and engineering services, among others. Such prior approval will not be required, for example, if using own funds in foreign currency. Also, payment to related parties abroad for freight and transportation services must be made 90 calendar days after the date that the service has been rendered.

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

As our seed and integrated products, crop protection and crop nutrition businesses continue to develop internationally, we expect to experience continued increases in sales of micro-bead fertilizers, inoculants, biofertilizers and biostimulants from our crop nutrition solutions, biopesticides, adjuvants and other crop protection solutions and seed and integrated products, including the HB4 technologies. We expect to continue to generate license fees from payments that we receive from third parties pursuant to license agreements, as well as royalty fees from distributors and growers who save harvested seeds that contain our technology and then use the seeds in subsequent harvests. We also expect to generate additional revenues from distribution fees that our joint venture partners pay to our proprietary distribution channels for selling seed and integrated products that incorporate our technologies.

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

Comparison of the years ended June 30, 2023 and 2022

The table below illustrates our results of operations for the years ended June 30, 2023 and 2022.

	For the years ended June 30,
	2023	2022(3)

	(in millions of US$)
Revenues from contracts with customersTotal revenue and initial recognition and changes in the fair value of biological assets at the point of harvest	420.1	334.8
Cost of sales	(235.5)	(208.4)
Gross Profit	184.6	126.4
Research and development expenses	(15.3)	(6.9)
Selling, general and administrative expenses	(113.0)	(77.5)
Share of profit of joint ventures and associates	1.2	1.1
Changes in the net realizable value of agricultural products after harvest and other income or expenses, net	(3.3)	(3.3)
Operating profit	54.2	39.9
Net financial cost	(35.1)	(25.8)
Profit before income tax	19.1	14.1
Income tax	1.1	(18.0)
Profit (Loss)	20.2	(3.9)
Other comprehensive income	(0.8)	35.2
Total comprehensive profit(1)	19.3	31.3
Non-IFRS measures(2)
Adjusted EBITDA (unaudited)	81.2	51.5

Notes:—

(1)Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.

(2)Adjusted EBITDA is a non-IFRS measures. For a complete presentation of the reconciliation, see the section entitled “—Non-IFRS Financial Measures.”

(3)Our results of operations for the year ended June 30, 2022 do not include the results of operations of Pro Farm, as the Pro Farm Merger closed on July 12, 2022.

Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest

Total revenue increased by 25%, totaling US$420.1 million for the year ended June 30, 2023, compared to our total revenue for the year ended June 30, 2022. Pro Farm revenue totaled US$14.1 million for the year ended June 30, 2023. Top line expansion was achieved despite a strong historical comparison for the year ended June 30, 2022, and a number of external factors that challenged growth such as weather conditions in two of Bioceres’ key markets – a drought of historical magnitude in Argentina – and negative industry dynamics in the U.S. and Brazil.

Crop Protection. Total revenue increased by US$39.4 million, to US$205.8 million for the year ended June 30, 2023, from US$174.4 million for the year ended June 30, 2022. Pro Farm’s crop protection revenue for the year ended June 30, 2023 was US$32.5 million. Therefore, the Crop Protection segment remained almost flat, as it faced the greatest headwinds in terms of weather and high channel inventories in several geographies.

Crop Nutrition. Total revenue increased by US$48.2 million, to US$157.3 million for the year ended June 30, 2023, compared to US$109.1 million for the year ended June 30, 2022. Considering Pro Farm’s crop nutrition revenue for the year ended June 30, 2023 was US$9.8 million, crop nutrition saw the largest year-on-year increase, driven by growth in biostimulants, inoculants and micro-beaded fertilizer.

Seed and Integrated Products. Total revenue increased by US$5.4 million, to US$56.7 million for the year ended June 30, 2023, compared to US$51.3 million for the year ended June 30, 2022. Seed and integrated products saw expansion in HB4 sales as well as seed treatment packs.

Gross profit

Total gross profit increased by US$57.9 million, to US$184.6 million for the year ended June 30, 2023, from US$126.4 million for the year ended June 30, 2022. Leading gross profit contributing products included positive results from the agreement with Syngenta of $34.1 million and Pro Farm products gross profit contribution of US$24.9 million.

Segment performance was mainly driven by positive results from the agreement with Syngenta on global distribution for inoculants, as well as growth in micro-beaded fertilizers sales. Considering Pro Farm crop protection gross profit for the year ended June 30, 2023 was of US$16.8 million, crop protection gross profit contribution was almost flat, in line with sales performance. Despite higher sales, gross profit contribution from seed & integrated Products decreased by 13%, heavily impacted by product mix.

Research and development expenses

Research and development expenses include ongoing efforts to maintain and continuously update our existing product portfolio. Research and development expenses increased by US$8.4 million, to US$15.3 million for the year ended June 30, 2023 from US$6.9 million for the year ended June 30, 2022, primarily as a result of additional expenses with R&D at Pro Farm, which totaled of US$7.2 million.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by US$35.5 million, to US$113.0 million for the year ended June 30, 2023 from US$77.5 million for the year ended June 30, 2022 mainly as a result of additional selling, general and administrative expenses from Pro Farm totaling US$26.8 million.

When excluding depreciation and amortization, transaction expenses and share-based incentives, selling, general and administrative expenses for the year ended June 30, 2023 was US$94.4 million, an increase of US$28.8 million compared to US$65.6 million for the year ended June 30, 2022, of wich US$20.1 was due to Pro Farm’s selling, general and administrative expenses. The remaining US$8.7 million was mainly due to an increase in employee benefits and social security expenses, professional fees, expenses, taxes, among others.

Share of profit of joint ventures and associates

The profit resulting from our share in the profit of joint ventures and associates remained almost flat in US$1.2 million, as operational results of our joint ventures were similar to those relating to the year ended June 30, 2022.

Changes in the net realizable value of agricultural products after harvest and other income or expenses, net

Changes in the net realizable value of agricultural products after harvest and other income or expenses, net Other net results expenses maintained flat in US$0.3 million, to US$3.03 million for the year ended June 30, 2023 from US$3.3 million for the year ended June 30, 2022.and 2022. These results are presented together as they are explained due to the changes in fair value of agricultural products and its commercialization.

Finance results

Finance costs: finance costs increased by US$5.9 million, to US$23.8 million for the year ended June 30, 2023 from US$17.9 million for the year ended June 30, 2022 driven by a higher debt position compared with to the year ended June 30, 2022. Interest expenses does not include a gain from translation effects on Argentine Peso denominated loans.

Other finance results: the charge of other finance results increased by US$3.4 million to US$11.3 million for the year ended June 30, 2023, compared to a loss of US$7.9 million for the year ended June 30, 2022, mainly as a result of changes in fair value of financial assets or liabilities and other financial results.

Income tax

Income tax gain amounted to US$1.1 million for the year ended June 30, 2023, compared to an expense of US$18.0 million for the year ended June 30, 2022, primarily due to greater profitability in low taxation jurisdictions and lower tax profitability in operational subsidiaries.

Profit (Loss) for the year

As a result of the foregoing, loss for the year ended June 30, 2023 amounted to US$20.2 million compared to a loss of US$3.9 million for the year ended June 30, 2022.

Other comprehensive income (loss)

Other comprehensive loss amounted to US$0.8 million for the year ended June 30, 2023 compared to a comprehensive loss of US$35.2 million for the year ended June 30, 2022, primarily as a result of US$39.8 million reduction of the benefits of foreign differences on translation of foreign operations due to the change of functional currency in our main Argentine operational subsidiaries, which was offset by a decrease of the loss in revaluation of property, plant and equipment of US$3.8 million.

Total comprehensive income

As a result of the foregoing, we recorded a total comprehensive income of US$19.3 million for the year ended June 30, 2023 compared to a total comprehensive loss of US$31.3 million for the year ended June 30, 2022.

Comparison of the years ended June 30, 2022 and 2021

Please refer to our Annual Report on Form 20-F for the fiscal year ended June 30, 2022.

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

The table below provides a reconciliation of our income or loss for the period/year to Adjusted EBITDA:

	Year Ended June 30,
	2023	2022

	(in millions of US$)
Reconciliation of Net Loss to Adjusted EBITDA:
Profit (Loss)	20.2	(3.9)
Income tax	(1.1)	18.0
Financial results	35.1	25.8
Depreciation of property, plant and equipment	8.4	5.0
Amortization of intangible assets	11.0	4.2
Share-based incentive and stock options	3.4	1.4
Transactional expenses	4.2	1.0
Adjusted EBITDA (unaudited)	81.2	51.5

B.Liquidity and Capital Resources

Overview

Since our inception, we have funded our operations primarily with sales of our products, borrowings, including the issuance of notes and corporate bonds, and equity contributions from our shareholders. Our principal use of cash is to fund our operations, investments in intangible assets, expenditures in property, plant and equipment, working capital requirements and repayment of debt obligations.

As of June 30, 2023, our total indebtedness was US$243.5 million, of which approximately 56% consisted of long-term obligations. Cash and cash equivalents, short-term deposits and other short-term investments represented approximately 56 % of the current portion of debt. As of June 30, 2023, our cash and cash equivalents amounted to US$48.1 million, and we held other current financial assets that amounted to US$12.1 million.

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

Statement of Cash Flows

The tables below illustrate our statement of cash flows for the periods indicated:

	Year Ended June 30,
	2023	2022

	(in millions of US$)
Statement of cash flow
Net cash flows used in (generated by) operating activities	2.6	(17.5)
Net cash flows generated by investing activities	(25.7)	2.9
Net cash flows generated by financing activities	33.0	14.8
Net increase (decrease) in cash and cash equivalents	9.8	0.2
Inflation effects on cash and cash equivalents	(0.1)	(9.6)
Effect of exchange rate changes on cash and equivalents	4.9	6.8

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program and to service our debt in the future twelve months and to address short-term changes in business conditions.

Net cash flows generated by (used in) operating activities

Cash generated by operating activities for the year ended June 30, 2023 amounted to US$2.6 million. Our loss of US$20.2 million, non-cash positive adjustments relating primarily to financial results of US$35.1 million, transactional expenses and share-based incentives of US$7.6 million, changes in the net realizable value of agricultural products after harvest of US$4.4 million and depreciation and amortization charges of US$19.3 million were offset by working capital outflows of US$83.8 million.

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

Net cash flows generated by (used in) investing activities

Cash used in investing activities for the year ended June 30, 2023 amounted to US$25.7 million and was primarily attributable to net investments in property, plant and equipment of US$11.2 million and purchases and capitalized development expenditures relating to intangible assets of US$11.2 million and net investment in financial assets of US$7.7 million which was partially offset by cash acquired in the Pro Farm Merger.

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

Net cash flows generated by financing activities

Cash provided by financing activities for the year ended June 30, 2023 amounted to US$33.0 million and consisted mainly of net proceeds from borrowings of US$40.3 million, partially offset by leased assets payments and the purchase of own shares for US$3.0 million and U$S3.9 million, respectively.

Cash provided by financing activities for the year ended June 30, 2022 amounted to US$14.8 million and consisted mainly of net proceeds from borrowings of US$16.8 million, partially offset by leased assets payments and the consideration of the non-controlling interest acquired for US$1.0 million and U$S0.7 million, respectively.

Indebtedness

As of June 30, 2023, our total outstanding borrowings, including interest accrued, were US$168.3 million, which consists of US$107.6 million of current borrowings, including US$61.3 million of the short-term portion of long-term loans, US$35.5 million in corporate bonds, US$7.3 million in trust debt securities and US$3.5 million parent companies and related parties to the Parent, US$135.9 million of non-current corporate bonds of US$50.0 million and borrowings of US$10.7 million. In addition, as of June 30, 2023, we had US$75.2 million non-current debt from the Notes due 2026.

As of June 30, 2023, our borrowings denominated in US dollars totaled US$143.2 million, which bear a fixed weighted average interest rate of 2.12%. Our borrowings denominated in Argentine Pesos totaled US$14.4 million that bear a fixed weighted average interest rate of 87.11%. Our borrowings denominated in Brazilian reais totaled US$10.7 million and bear a fixed weighted average interest rate of 12.39%.

As of June 30, 2023, of our total outstanding borrowings, US$168.3 million was unsecured.

Issuance of Notes

See “Item 10. Additional Information—C. Material Contracts— Issuance of Notes due 2026.”

Bioceres LLC Loan

On May 7, 2019, we entered into an agreement with Bioceres LLC for the restructuring of US$15 million of our outstanding intercompany loans into a facility with a 5-year maturity. Cash interest is payable quarterly at a 9.875% rate. As of June 30, 2023, the principal outstanding debt amounted to US$3.5 million.

Public Corporate Bonds

Below is a summary of public corporate bonds outstanding as of June 30, 2023:

Sector	US$million	Rate	Maturity
IV	17.0	0.00%	August 18, 2023
V– Class B	20.8	5.50%	March 5, 2024
VI – Class B	3.4	5.25%	September 7, 2024
VII	20.0	1.49%	December 28, 2024
VIII – Class A	21.5	1.5%	February 10, 2025
VIII – Class B	5.0	3.98%	February 10, 2026

Series IV

On August 13, 2020, we issued US$17.0 million Series IV corporate bonds in Argentina. The Series IV bonds mature on August 18, 2023 and pay an annual nominal interest rate of 0.0%.

Series V

On March 4, 2021, we issued US$26.0 million Series V corporate bonds in Argentina. The bonds were issued in two tranches: the Class A bonds matured in March 2022 and paid an annual nominal interest rate of 0.98% and the Class B bonds mature in March 2024 and pay an annual nominal interest rate of 5.5%.

Series VI

On August 31, 2021, we issued US$16.1 million Series VI corporate bonds in Argentina. The bonds were issued in two tranches: the Class A bonds matured in March 2023 and paid an annual nominal interest rate of 3.75% and the Class B bonds mature in September 2024 and pay an annual nominal interest rate of 5.25%.

Series VII

On December 23, 2021, we issued US$20.0 million Series VII corporate bonds in Argentina. The Series VII bonds mature in December 2024 and pay an annual nominal interest rate of 1.49%.

Series VII

On February 8, 2023, we issued US$26.5 million Series VIII corporate bonds in Argentina. The bonds were issued in two tranches: the Class A bonds mature in February 2025 and pay an annual nominal interest rate of 1.5% and the Class B bonds mature in February 2026 and pay an annual nominal interest rate of 3.98%.

Consideration of payment of acquisitions

Bioceres Crops S.A.

In June 2019, we signed a share purchase agreement with Bioceres S.A. for 50% of ownership in Bioceres Crops. In consideration for the share purchase agreement, we will pay installments equivalent to 50% of the royalties that Bioceres Crops Solutions will accrue from Bioceres Crops, up to a total amount of US$0.7 million.

Verdeca and other intangibles assets

On November 12, 2020, we acquired from Arcadia Biosciences the remaining ownership interest in Verdeca. As part of this transaction, we gained full access and control of Verdeca’s vetted soybean library of gene-edited materials used to develop new quality and productivity, as well as exclusive rights to all Arcadia technologies that are applicable to soybean. In addition, through this transaction, we have also acquired rights to Arcadia’s quality wheat traits and the related Good Wheat™ brand for Latin America. In consideration for the acquisition, we paid Arcadia US$5 million in cash and US$15 million in equity consisting of 1,875,000 of our ordinary shares, as well as US$1 million in reimbursement costs associated with the transaction. In addition, we will pay Arcadia (i) US$2 million upon obtaining Chinese import clearance for HB4 soy or achieving penetration of this technology in a minimum number of planted hectares, and (ii) royalty payments equivalent to (a) 6% of the net HB4 soy technology revenues realized by Verdeca, capped at US$10 million aggregate amount, and (b) 25% of the net wheat technology revenues resulting from the in-licensed materials. On April 22, 2022, Verdeca obtained the Chinese import clearance for HB4 and we have already paid US$2 million for the contingent payment mentioned earlier.

Insuagro

On April 9, 2021, as part of the reorganization process of our crop protection business segment, we acquired a controlling interest in Insuagro, an Argentine public company listed on Bolsas y Mercados Argentinos S.A. (“BYMA”). The interest acquired is represented by a total of 11,022,000 shares, distributed as follows: (i) 2,749,390 ordinary, registered shares of AR$0.10 nominal value each and five votes per share, denominated Class A; and (ii) 8,272,610 ordinary, registered shares of Pesos 0.10 nominal value each and one vote per share, denominated Class B, jointly representing 50.1% of equity interest and 55.05% of voting interest.

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

On August 31, 2022 and based on the Adjusted EBITDA (as defined in the share exchange agreement) measured for the year ended June 30, 2022, the fixed price was increased by US$0.965 per share and was fully paid in the year ended June 30, 2023.

C.Research and Development, Patents and Licenses, etc.

For a discussion of our research and development policy, see “Item 4. Information on the Company-B. Business Overview- In-House R&D, Technology Sourcing and Product Development Timeline and Process”. For a discussion of patent and licenses, see “Item 4. Information on the Company-B. Business Overview-Intellectual Property.”

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors

As of June 30, 2023, the following persons (with ages as of the date of this report) are the directors and executive officers of Bioceres Crop Solutions.

Our Executive Officers and Directors

Name	Age	Position	Initial Appointment
Federico Trucco, Ph.D.	46	Chief Executive Officer and Executive Director	February 27, 2019
Enrique Lopez Lecube	41	Chief Financial Officer and Executive Director	February 27, 2019
Gloria Montaron Estrada	52	Non-Executive Director	March 14, 2019
Natalia Zang	47	Non-Executive Director	February 27, 2019
Ari Freisinger	38	Non-Executive Director	February 27, 2019
Yogesh Mago	42	Non-Executive Director	July 12, 2022
Keith McGovern	58	Non-Executive Director	July 12, 2022

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

Gloria Montaron Estrada. Gloria Montaron Estrada is the Legal and Intellectual Property Director of Bioceres Group PLC and manager of Bioceres LLC, our controlling shareholder. She has served as our non-executive director since March 2019. She previously served as an attorney at Marval, O’Farrell & Mairal in Buenos Aires for 16 years, where her practice as centered around intellectual property, corporate and banking matters. Ms. Montaron also serves as a director of Bioceres LLC (formerly Bioceres Inc.), BCS Holding Inc., Bioceres Tech Services LLC, AG Biomolecules LLC, BF Farming Technologies Ltd. and SF500 Trust. She received an LLM in intellectual property from the University of Palermo, Buenos Aires, a degree in Law from the University of Buenos Aires, Argentina, and she also graduated as Intellectual Property Agent in 2013. Ms. Montaron is an active international lecturer in law congresses and seminars on her field of practice, and she also teaches at various universities in the area of intellectual property. Bioceres’ legal team, led by Ms. Montaron, won the award of “Deal of the Year – Private Equity” in 2019. Ms. Montaron was included at the GC Powerlist of Legal500 in Argentina. Ms. Montaron is a member of the Bar Association of the City of Buenos Aires.

Natalia Zang.Ms. Zang serves as one of our non-executive directors. Ms. Zang is a business leader with more than 25 years of experience in private equity and corporate finance in Latin America, Europe and Australia. Ms. Zang serves as our non-executive director and chair of our audit committee. She is currently advisor of Jazzya Investments, CFO of Overture Life and member of the Investment Committee of MBV Fund. Previously, Ms. Zang held C-level positions in several industries, including retail and real estate. In late 2015, Ms. Zang joined President Macri’s administration in Argentina, initially as Undersecretary for the Chief of Staff and then as Secretary (General Coordinator of the G20). Ms. Zang is a sought-after lecturer on business and women’s leadership issues, and she is active in mentoring programs for students and women entrepreneurs. Ms. Zang received a master’s degree in finance from the Universidad del CEMA and a bachelor’s degree in Business Administration from the Universidad Torcuato Di Tella.

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

Keith McGovern. Mr. McGovern has over 30 years of experience in the agriculture industry, specializing in leading commercial potato farming and potato processing operations. He is President of R.D. Offutt Farms, a division of R.D. Offutt Company, one of the largest farming and food processing concerns in the United States. Mr. McGovern joined R.D. Offutt Company in August 1988. Mr. McGovern serves on the Management Committee of Lamb-Weston/RDO Frozen, a joint venture frozen potato product processing plant. He also serves on the Board of Alliance for Potato Research and Education, on the Management Committee for Columbia River Technologies, a whey processor in partnership with Tillamook and Fonterra, and the Management Committee for Simplot RDO, a frozen vegetable plant in Pasco, Washington. Mr. McGovern is a graduate of Embry Riddle Aeronautical University with a degree in Aeronautical Science and is still an active pilot.

B.Compensation

Remuneration of Directors and Senior Management

The aggregate compensation, including benefits in kind, accrued or paid to our senior management with respect to the year ended June 30, 2023, for services in all capacities was US$1.42 million. In addition, in the year ended June 30, 2023, we granted our senior management options to purchase US$1.2 million of our ordinary shares.

Annual Bonuses

The Annual Bonus is an annual cash incentive bonus awarded to certain employees and not contemplated in the Equity Compensation Plans, to tie a portion of their compensation to financial and operational objectives achievable within the applicable fiscal year according to a target. The objectives and other terms and conditions of the annual cash bonuses for all its employees are determined every year.

Equity Compensation Plans

2023 Omnibus Equity Incentive Plan

On May 12, 2023, our board of directors approved the 2023 Omnibus Equity Incentive Plan (the “Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. Under the Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 1,700,000 ordinary shares. The Plan allows us to establish the terms and conditions of the equity awards granted thereunder.

Our board of directors or our Compensation Committee shall determine the manner and timing of vesting, exercise and expiration of options granted under the Plan. Option periods shall not exceed ten years, unless the option period (other than in the case of an incentive share option) would expire at a time when trading in the Shares is prohibited by our securities trading policy or a self-imposed “blackout period,” in which case options period shall be extended automatically until the 30th day following the expiration of such prohibition (so long as such extension shall not violate Section 409A of the Internal Revenue Code of 1986). We may accelerate the vesting and/or exercisability of any option, which acceleration shall not affect any other terms and conditions of such option.

Amount set aside for pension, retirement or similar benefits

The total amounts set aside or accrued by us to provide pension, retirement or similar benefits was US$186,713 for the fiscal year ended June 30, 2023.

Director Compensation

Our board of directors has established a compensation program for non-executive directors, which consists of an annual retainer, board fees in accordance with their attendance at board meetings and committee fees for their service as members of a committee. We also reimburse our independent directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at board and committee meetings. Executive Directors do not receive any compensation for their services as directors.

C.Board Practices

Our Articles provide that the board of directors must comprise at least one member. Our board currently consists of seven directors. Each of our directors will have a term that expires at our annual general meeting in 2023, or until their respective successors are duly appointed and qualified, or until their earlier resignation, removal or death. None of our directors have service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

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

Our audit committee will, among other matters, oversee (i) our financial reporting, auditing and internal control activities; (ii) the integrity and audits of our financial statements; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; (v) the performance of our internal audit function and independent auditors; and (vi) our overall risk exposure and management. Duties of the audit committee will also include the following:

●	annually review and assess the adequacy of the audit committee charter and the performance of the audit committee;
●	be responsible for recommending the appointment, retention and termination of our independent auditors and determine the compensation of the independent auditors;
●	review the plans and results of the audit engagement with the independent auditors;
●	evaluate the qualifications, performance and independence of the independent auditors;
●	have sole authority to approve in advance all audit and non-audit services by the independent auditors, the scope and terms thereof and the fees therefor;
●	review the adequacy of our internal accounting controls; and
●	meet at least quarterly with our executive officers, internal audit staff and independent auditors in separate executive sessions.

Our board of directors adopted a written charter for the audit committee, which is available free of charge on Bioceres Crop Solutions’ corporate website at biocerescrops.com. The information on our website is not part of this report.

Compensation Committee

As of the date of this report, our compensation committee consists of Ari Freisinger, Enrique López Lecube and Yogesh Mago, with Ari Freisinger serving as the chair of the compensation committee. As a result of our status as a “controlled company” under the rules of Nasdaq, we were not required to have a compensation committee. However, we have established a compensation committee, the majority of which consists of independent directors.

The compensation committee has the sole authority to retain and terminate any compensation consultant, to assist in the evaluation of employee compensation and to approve consultants’ fees and the other terms and conditions of consultants’ retention. The compensation committee will also, among other matters:

●	assist the board of directors in developing and evaluating potential candidates for executive officer positions and oversee the development of executive succession plans;
●	administer, review and make recommendations to our board of directors regarding our compensation plans;

●	annually review and approve our corporate goals and objectives with respect to compensation for executive officers and, at least annually, evaluate each executive officer’s performance in light of such goals and objectives to set his or her annual compensation, including salary, bonus and any equity and non-equity incentive compensation, subject to approval by our board of directors;
●	provide oversight of management’s decisions regarding the performance, evaluation and compensation of other officers; and
●	review our incentive compensation arrangements to confirm that incentive pay does not encourage unnecessary risk-taking and review and discuss, at least annually, the relationship between risk management policies and practices, business strategy and executive officer compensation.

Nominating and Governance Committee

Our nominating and governance committee consists of Gloria Montaron Estrada, Keith McGovern and Natalia Zang, with Gloria Montaron Estrada serving as the chair of the nominating and governance committee. As a result of our status as a “controlled company” under the rules of Nasdaq, we were not required to have a nominating and governance committee. However, we have established a nominating and governance committee, the majority of which consists of independent directors.

The nominating and governance committee will, among other matters:

●	evaluate the independence of directors and nominate individuals to serve as directors;
●	review the committee structure of our board of directors and recommend directors to serve as members or chairs of each committee of our board of directors;
●	review and recommend committee slates annually and recommend additional committee members to fill vacancies as needed;
●	develop and recommend to our board of directors a set of corporate governance guidelines applicable to us and, at least annually, review such guidelines and recommend changes to our board of directors for approval as necessary; and
●	oversee the annual self-evaluation of our board of directors.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, executive officers and employees and to the board members, employees, and officers of our controlled companies. The Code of Ethics codifies the business and ethical principles that govern all aspects of our business. A copy of the Code of Ethics will be filed with the SEC and will be provided without charge upon written request to us in writing at investorelations@biocerescrops.com. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 6-K (as required) or on our website.

Nasdaq Corporate Governance Exemptions

We are a “controlled company” under Nasdaq rules. Controlled companies under Nasdaq rules are companies of which more than 50% of the voting power for the appointment of directors is held by an individual, a group or another company. Bioceres PLC owns more than 50% of our ordinary shares and, as a result, under the Nasdaq’s current listing standards, we qualify for and intend to rely on the controlled company exception under the corporate governance rules of the Nasdaq. As a controlled company, we are not required to have (i) a majority of “independent directors” on our board of directors or (ii) a compensation committee and a nominating and governance committee, although we have established a compensation committee and a nominating and governance committee, the majority of which consists of independent directors. The controlled company exception does not modify the independence requirements for the audit committee, and we have complied with the requirements of Nasdaq rules, which require that our audit committee be composed of at least three members, all of whom are independent directors.

D.Employees

The table below shows our employees by role and location, as of the dates indicated, and does not include employees of our research collaborators or joint venture partners.

	As of June 30,
	2023	2022	2021
Management, administrative and manufacturing	462	359	283
Sales	222	179	177
Argentina	114	96	104
Brazil	51	55	54
Rest of Latin America	16	17	15
North America, Europe and Asia	41	11	4
Research and development services	106	27	37
Total	790	565	497

Our management, administrative and research and development services employees are located mainly in Argentina.

E.Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2023, by our directors and senior management and major shareholders. For the purposes of this table, a person is deemed to have “beneficial ownership” of any shares on a given date in which such person has the right to acquire within the 60 days after such date. For the purpose of computing the percentage of outstanding shares held by each person, or group of persons, named below on a given date, any security which such person or persons have the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all shares beneficially owned by them. They have the same voting rights as all other holders of ordinary shares.

Beneficial owners	Number of shares	% owned (3)
Federico Trucco	413,674	*
Enrique López Lecube	270,590	*
Gloria Montaron Estrada	164,425	*
Natalia Zang	—	*
Ari Freisinger	62,483	*
Yogesh Mago	55,399	*
Keith McGovern	—	*
5% Shareholders
Bioceres LLC(2)	31,560,863	50.2%
Solel Partners LP	4,579,364	7.3%

Notes:—

*Less than 1%.

(1)	Includes shares held by Union Acquisition Associates, LLC, an entity controlled by Mr. Bransfield.
(2)	Represents shares and the shared power to vote 3,196,917 ordinary shares pursuant to Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp., held by Bioceres LLC, a limited liability company incorporated under the laws of Delaware, with its registered office at 1209 Orange Street, Wilmington 19801-1120, County of New Castle. Bioceres LLC is wholly owned by Bioceres S.A., a company organized under the laws of Argentina with its registered office at Ocampo 2010bis, Predio CCT, Rosario, Argentina. As a result, Bioceres PLC may be deemed to be the ultimate beneficial owner of shares of common stock held by Bioceres LLC. 8.15% of Bioceres PLC’s equity interest is owned by Garruchos S.A. and 54.9% of Bioceres S.A.’s equity interest owned by Bioceres PLC.
(3)	62,796,774 ordinary shares outstanding as of June 30, 2023.

For more information on our shares and share options owned by individual Directors and by individual members of our Executive Committee see “Item 6. Directors, Senior Management and Employees—B. Compensation—Bioceres Crop Solutions Stock Option Plan.”

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Changes in Ownership

We were informed of the following significant changes in the percentage ownership held by our major shareholders during the past three years:

●	On February 14, 2023, Solel Partners LP filed a Schedule 13G reporting reporting beneficial ownership of 4,579,364 ordinary shares, representing 7.3% of our share capital.
●	On January 25, 2023, Ardsley Advisory Partners LP, Ardsley Advisory Partners GP LLC, Ardsley Partners I GP LLC, Philip J. Hempleman and Ardsley Partners Renewable Energy Fund, L.P. filed a Schedule 13G. Ardsley Advisory Partners LP, Ardsley Advisory Partners GP LLC, Ardsley Partners I GP LLC and Philip J. Hempleman reported beneficial ownership of 1,854,000 ordinary shares, representing 3.0% of our share capital. Ardsley Partners Renewable Energy Fund, L.P. reported beneficial ownership of 1,845,000, representing 2.9% of our share capital.
●	On November 18, 2022, DRACO Capital Investment Management Company S.A. and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G/A reporting beneficial ownership of 215,000 ordinary shares, representing 0.3% of our share capital.
●	On November 17, 2022, Bioceres S.A., Bioceres LLC and THEO I SCSp filed a Schedule 13D/A reporting beneficial ownership of 31,560,683 ordinary shares, representing 50.2% of our share capital.
●	On August 4, 2022, DRACO Capital Investment Management Company S.A. and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G/A reporting beneficial ownership of 8,376,900 ordinary shares, representing 13.5% of our share capital.
●	On July 25, 2022, Bioceres LLC, Bioceres S.A. and THEO I SCSp filed a Schedule 13D/A reporting beneficial ownership of 23,554,111 ordinary shares, representing 37.8% of our share capital.
●	On July 15, 2022, Ospraie Ag Science LLC, Ospraie Management, LLC, Ospraie Holding I, LP, Ospraie Management, Inc., OAS MM, LLC and Dwight Anderson filed a Schedule 13G reporting beneficial ownership of 6,233,590 ordinary shares, representing 10.0% of our share capital.
●	On April 5, 2022, Bioceres LLC, Bioceres S.A. and THEO I SCSp filed a Schedule 13D/A reporting a beneficial ownership of 23,487,020 ordinary shares, representing 51.2% of our share capital.
●	On February 14, 2022, DRACO Capital Investment Management Company S.A. and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G/A reporting a beneficial ownership of 8,158,878 ordinary shares, representing 19.9% or our share capital.

●	On October 15, 2021, Bioceres LLC, Bioceres S.A. and THEO I SCSp filed a Schedule 13D/A reporting a beneficial ownership of 23,572,333 ordinary shares, representing 57.4% of our share capital.
●	On October 4, 2021, DRACO Capital Investment Management Company S.A. and 5D+ Draco I Latam Income Plus Segregated Portfolio filed a Schedule 13G/A reporting a beneficial ownership of 8,051,973 ordinary shares, representing 19.6% of our share capital. This 13G/A was also filed by Biotech Investment Holding Ltd. which ceased to be the beneficial owner of more than five percent of our ordinary shares.
●	On August 6, 2021, Bioceres LLC and Bioceres S.A. filed a Schedule 13D/A reporting a beneficial ownership of 23,572,333 ordinary shares, representing 57.4% of our share capital, and 57.4% of our share capital, respectively.
●	On August 5, 2021, DRACO Capital Investment Management Company S.A., 5D+ Draco I Latam Income Plus Segregated Portfolio and Biotech Investment Holding Ltd. filed a Schedule 13D/A reporting a beneficial ownership of 7,991,226 ordinary shares, representing 19.4% of our share capital.
●	On July 2, 2021, filed a Schedule 13D/A DRACO Capital Investment Management Company S.A., 5D+ Draco I Latam Income Plus Segregated Portfolio and Biotech Investment Holding Ltd. filed a Schedule 13D/A reporting a beneficial ownership of 8,940,635 ordinary shares, representing 21.8% of our share capital.
●	On February 16, 2021, 5D+ Capital Investment Management Company S.A., 5D+Draco I Latam Income Plus Segregated Portfolio and Biotech Investment Holding Ltd. filed a Schedule 13G/A reporting a beneficial ownership of 7,276,652 ordinary shares, representing 18.0% of our share capital.
●	On February 16, 2021, Biotech International Investment Holding Ltd., The Electricas Trust and Merco Trustees (BVI) Limited filed a Schedule 13G/A reporting that they ceased to be the beneficial owners of more than five percent of our share capital.
●	On November 25, 2020, Bioceres LLC and Bioceres S.A. filed a Schedule 13D/A reporting beneficial ownership of 22,604,544 ordinary shares, representing 56.1% % of our share capital.
●	On August 28, 2020, Bioceres LLC and Bioceres S.A. filed a Schedule 13D/A reporting beneficial ownership of 24,644,721 ordinary shares, representing 63.7% of our share capital.
●	On July 2, 2020, Bioceres LLC and Bioceres S.A. filed a Schedule 13D/A reporting beneficial ownership of 23,745,721 ordinary shares, representing 65.7% of our share capital.
●	On July 2, 2020, 5D+ Capital Investment Adviser Company S.A. and Draco I Latam Corporate Income Plus Segregated Portfolio filed a Schedule 13G reporting beneficial ownership of 7,151,515 ordinary shares, representing 19.8% of our share capital.
●	On May 8, 2020, 5D+ Capital Investment Adviser Company S.A. and Draco I Latam Corporate Income Plus Segregated Portfolio filed a Schedule 13G reporting beneficial ownership of 1,818,182 ordinary shares, representing 5.0% of our share capital.

Difference in Voting Rights

All of our ordinary shares have the same voting rights and none of major shareholder has different voting rights.

Securities Held in the Host Country

As of June 30, 2023, we had 62,796,774 ordinary shares issued and outstanding, of which 42,871,580 ordinary shares, or 68%, were held by our 105 shareholders in the United States.

Arrangements for Change in Control

We are not aware of any arrangements that may, when in force, result in a change in control.

B.Related Party Transactions

Relationship with Bioceres PLC

As of the date of this report, Bioceres PLC owns approximately 45.2% of our ordinary shares. In addition, pursuant to the Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, by and between Bioceres LLC (which is controlled by Bioceres PLC), Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp., who own approximately 5.1 % of our ordinary shares, respectively, have agreed to vote in agreement with Bioceres LLC.

Policy Concerning Related Party Transactions

Our board of directors has adopted a written policy (the “related person transaction approval policy”), for the review of any transaction, arrangement or relationship in which it is a participant, if the amount involved exceeds US$120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our total equity (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest.

A copy of the related person transaction approval policy is available on our website.

Binding Memorandum of Understanding with Moolec Science SA

See “Item 4. Information on the Company—Recent Developments— Binding Memorandum of Understanding with Moolec Science SA.”

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

Rizobacter Compensation. In return for the services provided by INDEAR during the one-year term ended June 30, 2023, Rizobacter Argentina S.A. did not accrue any amount.

Bioceres Semillas Compensation. In return for the services provided by INDEAR during the one-year term ended June 30, 2023, Bioceres Semillas accrued an amount of US$2.5 million.

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

Storage Agreement

Synertech Industrias S.A. entered into a deposit and storage services agreement with Rizobacter (the “Deposit Agreement”), pursuant to which Rizobacter stores certain Synertech products on July 1, 2022.

Term. Two-year term from the date of effectiveness. Once the initial term expires, the parties can agree the extension of the term.

Compensation. In return for the deposit and storage services provided by Rizobacter, Synertech Industrias S.A must pay a monthly amount of US$6,500.

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

Collaboration Agreement by and between Rizobacter and Espartina S.A. controlled by Marcelo Carrique, President of Rizobacter

Collaboration agreement by and between Espartina S.A. and Rizobacter (the “Collaboration Agreement”), pursuant to which Espartina S.A. performs services related to planting and harvesting of multiple crops for the 2021-2022 and 2022-2023 seasons and Rizobacter provides agricultural supplies at a price on arms’ length terms, that is, at the price offered to third parties under the same conditions. The parties to the Collaboration Agreement will distribute the profits according to their contributions.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These agreements provide that the director or officer will be indemnified by us to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of and against amounts paid or incurred by him or her in the resolution thereof. The agreements are subject to certain exceptions, including, among other exceptions, that no indemnification will be provided to any director or officer against any liability to us or our shareholders (i) by reason of actual fraud, dishonesty, actual fraudulent conduct, or gross negligence on the part of the director or officer; (ii) by reason of payment made under an insurance policy or any third party that has no recourse against the indemnitee director or officer; or (iii) if contrary to applicable law.

Secured Convertible Guaranteed Notes due 2026 and Secured Convertible Guaranteed Notes due 2026 Registration Rights Agreement

Funds affiliated with Mr. Ari Freisinger, a member of our board of directors, purchased US$9 million Secured Convertible Guaranteed Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Issuance of Notes”, “Item 10. Additional Information—C. Material Contracts—Issuance of Notes due 2026—Secured Guaranteed Notes due 2026” and “Item 10. Additional Information—C. Material Contracts—Issuance of Notes—Secured Convertible Guaranteed Notes due 2026 Registration Rights Agreement.”

Shareholders Agreement

See “Item 10. Additional Information—C. Material Contracts—Sponsors Shareholders’ Agreement.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are set forth under “Item 18. Financial Statements.” The financial statements are attached to this Annual Report on Form 20-F. The audit report of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, is included herein immediately preceding the consolidated financial statements.

Export Sales

As of June 30, 2023, 4% of our revenue are from export sales. Our total export revenues for the year ended June 30, 2023 totaled US$18.2 million.

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

An injunction in connection with the Rizobacter Acquisition may require us to surrender part of our interest in Rizobacter

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we acquired 80.00% of Rizobacter’s capital stock, which we hold through our subsidiary RASA Holding. Of our total interest in Rizobacter, 29% of the shares we hold are subject to an injunction that affects 44% of the total share capital of Rizobacter. In addition, the injunction also requires that 30% of the dividends distributed on such shares be paid into a judicially created escrow account. The injunction relates to litigation among historical shareholders of Rizobacter arising from a disputed transfer of shares that occurred in 1995. Although the Argentine Supreme Court ruled against certain of the litigating historical shareholders, such shareholders subsequently pursued other legal recourse — including the injunction and non-innovative measure (medida de no innovar) — to further dispute the original transfer of shares. The non-innovative measure was overturned by an Argentine court of appeals on April 17, 2018.

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

B.Significant Changes

No significant changes have occurred since June 30, 2023.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Not applicable.

B.Plan of Distribution

Not applicable.

C.Markets

The Nasdaq Global Select Market.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

As of June 30, 2023, we had (i) 100,000,000 ordinary shares of a US$0.0001 par value authorized, (ii) 62,796,774 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares of a US$0.0001 par value authorized, (iv) no preference shares issued and outstanding, (v) 4,042,869 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,194,032, shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

B.Memorandum and Articles of Association

Registration Number

Our registration number with the Cayman Islands Registrar of Companies is 329214.

Objects

Our Articles state that the objects for which we are established are unrestricted and we shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Directors

Our Articles do not restrict our directors’ power to vote in respect of any contract or transaction in which they are interested (provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by them at or prior to its consideration and any vote thereon), vote on compensation to themselves or any other members of their body in the absence of an independent quorum or exercise borrowing powers. There is no mandatory retirement age for our directors and our directors are not required to own our securities in order to serve as directors.

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

Share Buy-Back Program

On May 6, 2020, our board of directors approved a program to repurchase its own securities for an aggregate of up to US$10,000,000 to enhance the allocation of capital to certain equity-finance obligations. As of June 30, 2023, we have acquired 667,578 shares under the Buy-Back Program.

Voting and Appointment of Directors

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred shares, the holders of our ordinary shares will possess all voting power for the appointment of our directors and all other matters requiring shareholder action and will at all times vote together as one class on all matters submitted to a vote of our shareholders. Holders of our ordinary shares will be entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the appointment or removal of directors. Holders of our ordinary shares will not have cumulative voting rights in the appointment of directors.

Pre-emptive or Other Rights

There will be no sinking fund or redemption provisions applicable to our ordinary shares.

Appointment of Directors

Our board consists of eight directors. Each of our directors will have a term that expires at our annual general meeting in 2023, or until their respective successors are duly appointed and qualified, or until their earlier resignation, removal or death. There will be no cumulative voting with respect to the appointment of directors, with the result that directors will be appointed by a majority of the votes cast at our annual general meeting.

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

Annual General Meetings

Any annual general meeting will be held at such time and place as the directors shall appoint and if no other time and place is prescribed by them, it shall be held at the Registered Office on the second Wednesday in October of each year at ten o’clock in the morning. At these meetings the report of the directors (if any) shall be presented. Shareholders seeking to bring business before the annual general meeting or to nominate candidates for appointment as directors at the annual general meeting must deliver notice to our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting.

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

Our Articles do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of our Company. Our Articles provide we shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Cayman Islands Companies Act (As Revised)) upon such terms as our directors may determine and (to the extent required by the Cayman Islands Companies Act (As Revised)) with the approval of a Special Resolution.

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

Pursuant to the 2020 Note Purchase Agreement and a side-letter dated August 5, 2022: (i) the balance of Secured Convertible Guaranteed Notes due 2023 were converted into 1,526,454 of our ordinary shares, (ii) we repurchased such shares for US$24.0 million and (iii) we financed such repurchase with the proceeds from the issuance of an aggregate principal amount of US$24.0 million Secured Guaranteed Notes due 2026 pursuant to a Note Purchase Agreement, by and among us, Solel-Bioceres SPV, L.P., the holders from time to time party thereto and Wilmington Savings Fund Society, FSB as collateral agent. The Secured Guaranteed Notes due 2026 are secured by substantially all of the assets located in the United States of the Pro Farm. In addition, the Secured Guaranteed Notes due 2026 are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Glinatur S.A., Pro Farm, Pro Farm Michigan Manufacturing LLC, Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda. and Pro Farm, Inc. (the “Guarantors”).

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

Sponsors Shareholders’ Agreement

In connection with the consummation of the business combination, we, Bioceres LLC and UAC’s initial shareholders prior to Union’s initial public offering and their affiliates entered into the agreement, pursuant to which, among other things, the initial shareholders will have the right to nominate one director to our board of directors following the consummation of the business combination at each of our annual general meetings, provided, that, they do not hold less than a certain percentage of our shares. Bioceres LLC will agree to vote for such director nominee proposed by the initial shareholders.

D.Exchange Controls

Within the framework of the uncertain economic situation faced by the Argentine Republic, and for the purpose of “(…) strengthening the ordinary operation of the economy, contribute to a sound administration of the exchange market, reduce the volatility of financial variables, and contain the impact of any fluctuations of financial cash flows on real economy” on September 1, 2019, Argentina’s Executive Branch issued Decree No. 609/2019 whereby it was provided, among other measures, that Argentine residents must repatriate export proceeds into Argentina, and delegates to the Argentine Central Bank the power to regulate the access to the FX Market for the purchase of foreign currency with Pesos and its transfer abroad.

Since the Export Controls Decree, the BCRA has periodically issued several regulations to regulate the inflow and outflow of funds through the FX Market, which are all unified under the consolidated text of foreign exchange available at the BCRA’s website: http://www.bcra.gob.ar/Pdfs/Texord/t-excbio.pdf. The most recent and comprehensive communications issued by BCRA are Communications “A” (6844, 7272, 7422, 7516, and 7746).

Current foreign exchange controls in Argentina affects the ability of both Argentine and non-Argentine residents to access the FX Market at the official exchange rate to acquire and/or transfer foreign currency to and from Argentina. They affect all industries and cover a wide variety of matters, including, among others, trading activities, imports and exports of goods and services, financial indebtedness, payment of profits and dividends, and repatriation of investments of non-Argentine residents.

As a general rule, transfers of foreign currency to and from Argentina must be made through the FX Market and are subject to compliance with certain requirements and conditions established by the regulations issued by the Argentina Central Bank from time to time.

In this regard, the Argentine Central Bank is empowered to establish the cases in which access to the Foreign Exchange Market will require its prior authorization, the granting of which is discretionary and, in practice, rarely occurs.

Pursuant to the foreign exchange regulations currently in force, among others:

(1)	The prior authorization of the Argentine Central Bank is required for the access to the FX Market for the purchase of foreign currency, for the following purposes, among others:
●	For portfolio investment purposes for more than US$200 per calendar month by individuals, subject to certain additional requirements and restrictions, including the filing of an affidavit by which the client states that he or she has not sold and commits not to sell securities for U.S. dollars in the preceding and following 180 consecutive days – the term will only be 90 days if the securities are issued under Argentine law;
●	For portfolio investment purposes by legal entities, local governments, funds, trusts and foreign legal entities;
●	In excess of US$100 by non-Argentine resident individuals; provided that such individual may only access the FX Market to purchase up to US$100 to the extent that during the immediately preceding 90 consecutive days it sold an equal or higher amount of foreign currency through FX Market;

●	For the payment of profits and dividends out of Argentina, except up to an amount equal to 30% of the value of all new capital contributions of foreign direct investments made to the Argentine resident since such date to the extent that (i) the proceeds of those capital contributions have been repatriated into Argentina and converted into Pesos through FX Market and they have been capitalized, (ii) the registration of such capitalization has been requested before the Public Registry of Commerce and (iii) ) access to the FX Market for the payment of profits and dividends must happen in a term of no less than 30 calendar days as of the conversion into Pesos through the FX Market;
●	For the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates, except under certain limited exceptions;
●	For the repayment of principal maturing on or before the Temporal Scope under external financial indebtedness with non-related parties and foreign-currency-denominated securities issued in the local market (including, in both cases, the indebtedness of financial institutions for own operations and excluding borrowings granted or guaranteed by international organizations and official credit agencies) unless the Refinancing Plan is furnished with the Argentine Central in order to have access to the FX Market;
●	The Refinancing Plan shall comply, at least, with the following requirements:
i.	60% of the outstanding principal amount under the relevant financings with maturities falling during the Temporal Scope should be refinanced with a new financing or debt restructuring with an average life of not less than two years; and
ii.	the remaining 40% of the outstanding principal amount under the relevant financings with maturities falling during the Temporal Scope can be repaid under the original terms.

These restrictions do not apply to the repayment of principal for amounts not exceeding US$ 2 million per calendar month in all financial institutions. In addition, access to the FX Market for the repayment of principal amounts in excess of 40% of the outstanding principal amounts under the relevant financing will be granted in certain cases provided by the foreign exchange regulations, such as the issuance of Export Increase Certificates (for the amount provided by said certificates”) or the repatriation and exchange into Pesos of new securities issuances or external financial debts.

●	The Refinancing Plan must be filed at least 30 calendar days before the maturity date of the relevant financings to be refinanced.

The foreign exchange regulations establish that the Refinancing Plan should not be furnished in the following cases, among others:

iii.	financial indebtedness originated as of January 1, 2020 and whose proceeds have been repatriated and exchanged into Pesos through the FX Market;
iv.	indebtedness originated as of January 1, 2020 and that constitute refinancing to reach the parameters established before; and
v.	the remaining portion of maturities already refinanced to the extent that the refinancing reached the parameters established before including hold-outs of refinanced debt.
●	Subject to certain exemptions, until December 31, 2023, for the payment of principal under financial indebtedness to related parties;
●	For the pre-payment of indebtedness for the import of goods and services;
●	Until December 31, 2023, the prior consent from the Argentine Central Bank shall be required to have access to the FX Market to make payments of imports of goods or advance payments of imports of goods or repayment of the principal amount of debts originated in the import of goods, except if certain conditions or exceptions are met;

●	For the payment of services to foreign related parties except for expenses payable for their normal operation.

In addition to all the foregoing, access to the FX Market for the purchase of foreign currency is subject to the filing by the client of an affidavit declaring that (a) on the day it requests access to the foreign exchange market and in the previous 180 calendar days, and committing to refrain from executing them in the subsequent 180 calendar days (only regarding securities transactions executed as of April 21, 2023): (i) it has not entered into sales in Argentina of securities with settlement in foreign currency; (ii) it has not exchanged securities issued by residents for external assets; (iii) it has not transferred securities to foreign depositaries; (iv) it has not acquired in Argentina securities issued by non-residents with settlement in Pesos; (v) it has not acquired Argentine depositary receipts of foreign shares (“CEDEARS”); (vi) it has not acquired securities representing private debt issued in foreign jurisdictions; (vii) it has not delivered funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any human or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad. This does not include transactions involving securities issued under Argentine law, in which the term remains 90 calendar days; (b) all its holdings of foreign currency in Argentina are deposited at local bank accounts; (c) does not hold liquid foreign assets (i.e. holdings of foreign currency) outside Argentina or CEDEARS in excess of US$100,000; (d) commits to settle through the FX Market, within the five business days from settlement, all amounts received outside Argentina from the payment of loans granted to third parties, withdraw or expiration of term deposits or sale of any assets, when the asset was acquired, the term deposit made or the loan granted, after May 28, 2020; and (e) stating that as of the date on which access to the FX Market is requested, and in the 180 preceding days, no funds in local currency or other liquid local assets were delivered in Argentina to any individual or legal entity exercising a ‘direct control’ relationship or to a legal entity of the same economic group, excluding transactions directly associated with the acquisition of goods and services in the regular course of business. If the client has delivered local currency or any local asset (issued by an Argentine resident) to the direct controlling shareholder or to a legal entity of the same economic group, client may still comply with the abovementioned obligation if it submits an affidavit of the direct controlling shareholder and the legeal entities of the same economic group, stating that they have not carried out any Restricted Operation in the previous 180 calendar days, and undertake not to carry out any such transactions in the subsequent 180 calendar days.

(2)

The access to the FX Market for the purchase of foreign currency for any of the payments described above is subject to the compliance with the foreign indebtedness information regime before the Argentine Central Bank.

(3)

The proceeds of the disbursements of foreign financial loans incurred since September 1, 2019 must be transferred into Argentina and converted into Pesos (the “Repatriation”) in order for the Argentine resident debtor to have access to the FX Market for the payment of principal and interests under such foreign financial loan on their scheduled maturity. Foreign currency proceeds disbursed by non-Argentine residents as of September 1, 2019, must be transferred to Argentina and sold for Pesos in the FX Market. As such, a prior BCRA approval is not required for Argentine residents. In addition, the transaction must have been declared under the Reporting Foreign Assets and Liabilities Regime. See “—Reporting of Foreign Assets and Liabilities Regime.”

Prepayments of principal and interests within more than three business days prior to the scheduled maturity require prior approval by the BCRA, subject to certain exceptions.

Further, prior BCRA approval is currently required to access the FX Market to pay the principal of any foreign financial indebtedness involving related parties, subject to certain exceptions. The BCRA approval has been granted and extended until December 31, 2023. However, it may be further extended in the future. Likewise, as from Communication “A” 4776, BCRA’s prior approval will be required to access the FX Market until such date, for the payment of interest on commercial debts for imports and/or financial indebtedness between related partiesAccess to the FX Market is prohibited for the purchase of foreign currency for payment of local debts and other obligations incurred in foreign currency between Argentine residents since September 1, 2019.

(4)

Proceeds from exports of goods (the consideration (“contravalor”) in foreign currency) must be transferred to Argentina and sold for Pesos in the FX Market at the official exchange rate within a term ranging from 15 to 180 calendar days depending on the goods exported and the relationship with the importer. Regardless of the applicable term, upon collection of the export, the proceeds thereof must be repatriated no later than five business days from the date of collection.

Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in Pesos in the FX Market, up to the amount of the insured exported goods.

The exporter must appoint a financial entity to track each export transaction. The obligation of repatriation and settlement of foreign currency through the FX Market corresponding to a shipping permit will be considered satisfied when the entity designated for tracking purposes certifies that repatriation and settlement has taken place.

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

Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation will be a Passive Foreign Investment Company (“PFIC”) in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75 per cent. of its gross income is “passive income” or (ii) at least 50 per cent. of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income. Passive income generally includes interest, dividends, rents, royalties and gains from commodities transaction). Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Cash is a passive asset.

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

If the Company is a PFIC in any year during which a U.S. Holder owns ordinary shares, and the U.S. Holder has not made a mark-to-market or qualified electing fund election (if available), the U.S. Holder generally will be subject to special rules with respect to (i) any “excess distribution” (generally, any distributions treated as received by the U.S. Holder on the ordinary shares in a taxable year that are greater than 125 per cent. of the average annual distributions treated as received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder holds the Shares, the Company would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such holder owns the Shares even if the Company ceases to meet the threshold requirements for PFIC status. Dividends paid by the Company in any year for which it is a PFIC or any year following such year will not be eligible for the reduced rate of tax described above under “Dividends.”

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

A U.S. Holder who owns, or who is treated as owning, PFIC stock during any taxable year for which the Company is classified as a PFIC may be required to file Internal Revenue Service (“IRS”) Form 8621. Prospective purchasers should consult their tax advisers regarding the requirement to file IRS Form 8621 and the potential application of the PFIC regime.

Foreign Financial Asset Reporting

U.S. taxpayers that own certain foreign financial assets, including equity of foreign entities, with an aggregate value in excess of US$50,000 at the end of the taxable year or US$75,000 at any time during the taxable year (or, for certain individuals living outside the United States and married individuals filing joint returns, certain higher thresholds) may be required to file an IRS Form 8938 with respect to such assets with their tax returns. The ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at a financial institution (in which case the account may be reportable if maintained by a foreign financial institution). U.S. Holders should consult their tax advisers regarding the application of the rules relating to foreign financial asset reporting.

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

I.Subsidiary Information

See “Item 4. Information on the Company—C. Organizational Structure” and Exhibit 8.1.

J.Annual Report to Security Holders.

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our board of directors has overall responsibility for establishing and monitoring our risk management objectives and policies. While it retains ultimate responsibility for risk management, it has delegated the day-to-day monitoring to the executive management team to design and operate processes that ensure effective implementation of the risk management objectives and policies, and management periodically to the board of directors. Our audit committee will also review the risk management policies and processes, and report findings to the board of directors. The overall objective of the board of directors is to set policies that seek to reduce risk as far as possible without unduly affecting our competitiveness and flexibility.

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

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2023. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2023, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of June 30, 2023. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on their assessment, subject to the exclusion below, management concluded that, as of June 30, 2023, our internal control over financial reporting is effective based on those criteria.

Management has excluded Pro Farm from its assessment of internal control over financial reporting as of June 30, 2023, because it was acquired by the Company in the year ended June 30, 2023. Pro Farm is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment of internal control over financial reporting represent 9% and 10%, respectively, of the Company’s consolidated financial statement amounts as of and for the year ended June 30, 3023.

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2023 has been audited by Price Waterhouse & Co. S.R.L. (“PwC”), an independent registered public accounting firm, as stated in their report which appears herein.

C.Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of June 30, 2023 has been audited by PwC, an independent registered public accounting firm, as stated in their report which appears herein.

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

B.Code of Ethics

We have adopted a Code of Ethics applicable to our directors, executive officers and employees and to all board members, employees and officers of our controlled companies. The Code of Ethics codifies the business and ethical principles that govern all aspects of our business. A copy of the Code of Ethics will be filed with the SEC and will be provided without charge upon written request to Bioceres Crop Solutions in writing at investorelations@biocerescrops.com. Bioceres Crop Solutions intends to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 6-K (as required) or on our website.

C.Principal Accountant Fees and Services

PwC have acted as our principal accountants for the years ended June 30, 2023 and 2022. The following is a summary of fees paid or to be paid to PwC for services rendered for each of the last two fiscal years.

Audit Fees

Audit fees consist of fees billed for standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and for services that are normally provided by PwC in connection with regulatory filings. The aggregate fees billed by PwC for professional services rendered for the audit of our annual consolidated financial statements and review of the financial information included in our required filings with the SEC for the year ended June 30, 2023 and 2022 totaled US$0.5 and US$0.4 million, respectively.

Audit-Related Fees

Audit-related fees billed consist of fees for services such as auditing of non-recurring transactions, reviews of semi-annual financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings. PwC did not bill us for audit-related services for the years ended June 30, 2023. The aggregate fees billed by PwC for professional services rendered for audit-related services for the year ended June 30, 2022 totaled US$0.1 million.

Tax Fees

Tax services relate to the aggregated fees for services on tax compliance. The aggregate fees by PwC for tax fees for the year ended June 30, 2023 and 2022 amounted to less than US$0.1 million each.

All Other Fees

We did not pay PwC for other services for the years ended June 30, 2023 and 2022.

Pre-approval Policies

Our audit committee approves all auditing services and permitted non-audit services performed for us by our independent auditor in advance of an engagement. All auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by our independent auditor must be approved by the audit committee in advance, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the committee prior to the completion of the audit.

D.Exemptions from the Listing Standards for Audit Committees

No exemptions from the listing standards for our audit committee.

E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

F.Change in Registrant’s Certifying Accountant

Not applicable.

G.Corporate Governance

We are exempt from certain corporate governance requirements of the Nasdaq Global Select Market by virtue of being a “foreign private issuer.” Although our foreign private issuer status exempts us from most of the Nasdaq Global Select Market’s corporate governance requirements, we intend to voluntarily comply with these requirements, except those from which we would be exempt by virtue of being a “controlled company.” Bioceres PLC, directly or indirectly, a majority of the voting power of our issued and outstanding ordinary shares and we are a controlled company within the meaning of the Nasdaq Global Select Market corporate governance standards, entitled to certain limited corporate governance exemptions. Under these Nasdaq Global Select Market standards, a controlled company may elect not to comply with certain Nasdaq Global Select Market corporate governance requirements, including the requirements that:

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

I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

J.Insider Trading Policies

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending June 30, 2024.

K.Cybersecurity.

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16K will be applicable to the Company from the fiscal year ending June 30, 2024.

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

4.2*	Form of Indemnification Agreement by and between Bioceres Crop Solutions Corp. and its directors
4.3*

Registration Rights Agreement, dated as of August 5, 2022 (as amended, restated supplemented or otherwise modified from time to time in accordance with the terms hereof) by and among Bioceres Crop Solutions Corp. and each purchaser named therein

8.1	List of subsidiaries of Bioceres Crop Solutions Corp., as of June 30, 2023: See “Item 4. Information on the Company—C. Organizational Structure.”
12.1	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Financial Officer
13.1	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer
13.2	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer
15.1	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Crop Solutions Corp.’s consolidated financial statements
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: November 14, 2023
BIOCERES CROP SOLUTIONS CORP.

	By:	/s/ Federico Trucco
Name: Federico Trucco
Title: Chief Executive Officer

BIOCERES CROP SOLUTIONS CORP.

Consolidated financial statements as of and for the years ended
June 30, 2023, 2022 and 2021.

INDEX TO FINANCIAL STATEMENTS

BIOCERES CROP SOLUTIONS CORP. – AUDITED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp. and its subsidiaries (the “Company”) as of June 30, 2023, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Pro Farm Group, Inc. from its assessment of internal control over financial reporting as of June 30, 2023 because it was acquired by the Company in a purchase business combination during 2023. We have also excluded Pro Farm Group, Inc. from our audit of internal control over financial reporting. Pro Farm Group, Inc. is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 9% and 10%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2023.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment Tests on Goodwill (Pro Farm Group, Inc. and Rizobacter S.A. Cash Generating Units) and Intangible Assets Not Yet Available for Use

As described in Notes 4.6, 7.8 and 7.9 to the consolidated financial statements, the Company’s goodwill associated with the Pro Farm Group, Inc. and Rizobacter S.A. cash generating units (“CGU”) and intangible assets not yet available for use amounted to $76.1 million, $28.0 million and $27.4 million, respectively, as of June 30, 2023. Impairment tests on goodwill and intangible assets not yet available for use are undertaken annually at the end of the reporting period. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down to its recoverable amount. In each case, management determined the recoverable amount based on value in use calculations prepared by management. The determination of the recoverable amount of the CGU’s and intangible assets not yet available for use includes significant and numerous judgments and assumptions that are subject to various risks and uncertainties. The principal assumptions used in management’s models consisted of (i) budgeted market shares of joint ventures and other customers, (ii) budgeted product prices, (iii) growth rates used to extrapolate future cash flow projections to the terminal period and (iv) discount rates.

The principal considerations for our determination that performing procedures relating to impairment tests on goodwill (Pro Farm Group, Inc. and Rizobacter S.A. cash generating units) and intangible assets not yet available for use is a critical audit matter are (i) the significant judgment by management when developing the recoverable amount of the CGUs and intangible assets not yet available for use; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions used in the models related to the (i) budgeted market shares of joint ventures and other customers, (ii) budgeted product prices, (iii) growth rates used to extrapolate future cash flow projections to the terminal period and (iv) discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment tests on goodwill and intangible assets not yet available for use, including controls over the determination of the recoverable amounts for the CGUs and intangible assets not yet available for use. These procedures also included, among others (i) testing management’s process for developing the recoverable amounts of CGUs and intangible assets not yet available for use; (ii) evaluating the appropriateness of the models used; (iii) testing the completeness and accuracy of underlying data used in the models; (iv) evaluating the reasonableness of the significant assumptions used by management in the models related to budgeted market shares of joint ventures and other customers, budgeted product prices, growth rates used to extrapolate future cash flow projections to the terminal period and discount rates. Evaluating management’s assumptions used in the models related to budgeted market shares of joint ventures and other customers, budgeted product prices, growth rates used to extrapolate future cash flow projections to the terminal period and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs and the Company’s business; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumptions.

Acquisition of Pro Farm Group, Inc. – Valuation of Intangible Assets

As described in Notes 4.10 and 6 to the consolidated financial statements, on July 12, 2022, the Company completed the acquisition of Pro Farm Group, Inc. for net consideration of $156.4 million, of which approximately $79.1 million was allocated to identifiable intangible assets. To value intangible assets acquired from a business combination, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires management to develop several assumptions related to future cash flows, such as revenue growth rates, discount rates and royalty rates.

The principal considerations for our determination that performing procedures relating to acquisition of Pro Farm Group, Inc. – valuation of intangible assets is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of intangible assets acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates, discount rates and royalty rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of intangible assets acquired. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management’s future cash flows used to estimate the fair value of identifiable intangible assets, which included evaluating the reasonableness of significant assumptions used by management related to revenue growth, discount rates and royalty rates. Evaluating management’s assumptions related to revenue growth rates involved considering (i) the current and past performance of the Pro Farm Group, Inc and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the excess earnings and relief from royalty methods and (ii) the reasonableness of the revenue growth, discount rate and royalty rate assumption.

Change in Functional Currency

As described in Note 2a to the consolidated financial statements, from July 1, 2022 the main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to United States Dollars as a result of changes in events and conditions relevant to their business operations. These include a macroeconomic context with high inflation and depreciation of the Argentine peso, and inorganic growth at the close of the fiscal year ended June 30, 2022, which led to a global unification of management and commercial strategy whereby integration of the businesses was done by business units, regardless of the legal entities.

The principal considerations for our determination that performing procedures relating to change in functional currency is a critical audit matter are that there was significant judgment by management to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions, which in turn led to a high degree of auditor judgment, subjectivity and audit effort to address this matter due to its pervasive nature and impact on the consolidated financial statements of the Company.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the year end financial reporting process and disclosures. These procedures also included, among others, obtaining and evaluating the reasonableness of management’s assessment of primary and other indicators and evaluating the sufficiency of the Company’s disclosures in the consolidated financial statements regarding the facts and circumstances that led to a change in its functional currency.

/s/Price Waterhouse & Co. S.R.L.

/s/Guillermo Miguel Bosio
Guillermo Miguel Bosio
Partner
Rosario, Argentina
November 14, 2023

We have served as the Company’s auditor since 2018.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2023, 2022 and 2021

(Amounts in US$)

	Notes	06/30/2023	06/30/2022	06/30/2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	48,129,194	33,475,266	36,046,113
Other financial assets	7.2	12,135,020	5,401,133	11,161,398
Trade receivables	7.3	158,006,474	111,752,310	88,784,172
Other receivables	7.4	28,824,998	19,327,584	11,153,705
Income and minimum presumed recoverable income taxes		9,444,898	1,647,398	990,881
Inventories	7.5	140,426,975	126,044,122	61,037,551
Biological assets	7.6	146,842	57,313	2,315,838
Total current assets		397,114,401	297,705,126	211,489,658

NON-CURRENT ASSETS
Other financial assets	7.2	444,909	619,841	1,097,462
Trade receivables	7.3	—	200,412	135,739
Other receivables	7.4	2,546,241	2,254,199	2,543,142
Income and minimum presumed recoverable income taxes		16,286	44,412	12,589
Deferred tax assets	9	7,312,964	4,011,374	3,278,370
Investments in joint ventures and associates	13	39,296,810	38,554,092	30,657,173
Investment properties	7.10	3,589,749	—	—
Property, plant and equipment	7.7	67,853,835	49,908,325	47,954,596
Intangible assets	7.8	173,783,956	76,704,869	67,342,362
Goodwill	7.9	112,163,432	36,073,685	28,751,206
Right of use asset	16	13,936,575	12,144,026	1,327,660
Total non-current assets		420,944,757	220,515,235	183,100,299
Total assets		818,059,158	518,220,361	394,589,957

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2023, 2022 and 2021

(Amounts in US$)

	Notes	06/30/2023	06/30/2022	06/30/2021
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	7.11	150,807,674	125,849,620	72,091,408
Borrowings	7.12	107,639,659	71,301,468	76,785,857
Employee benefits and social security	7.14	9,606,707	7,619,121	4,680,078
Deferred revenue and advances from customers	7.15	24,875,662	5,895,313	6,277,313
Income tax payable		509,034	7,538,764	7,452,891
Consideration for acquisition		1,415,099	3,048,562	—
Lease liabilities	16	3,858,699	1,412,904	750,308
Total current liabilities		298,712,534	222,665,752	168,037,855

NON-CURRENT LIABILITIES
Borrowings	7.12	60,670,946	74,177,169	47,988,468
Deferred revenue and advances from customers	7.15	2,057,805	—	—
Government grants		—	—	784
Joint ventures and associates	13	622,823	717,948	1,278,250
Deferred tax liabilities	9	35,785,347	29,005,943	25,699,495
Provisions	7.16	891,769	603,022	449,847
Consideration for acquisition		3,578,157	9,854,228	11,790,533
Secured notes	7.13	75,213,146	12,559,071	48,664,012
Lease liabilities	16	10,030,524	10,338,380	390,409
Total non-current liabilities		188,850,517	137,255,761	136,261,798
Total liabilities		487,563,051	359,921,513	304,299,653

EQUITY
Equity attributable to owners of the parent		298,594,088	127,358,573	67,743,242
Non-controlling interest		31,902,019	30,940,275	22,547,062
Total equity		330,496,107	158,298,848	90,290,304
Total equity and liabilities		818,059,158	518,220,361	394,589,957

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2023, 2022 and 2021

(Amounts in US$)

	Notes	06/30/2023	06/30/2022	06/30/2021
Revenues from contracts with customers	8.1	419,446,439	328,455,588	206,697,620
Government grants		—	—	2,302
Initial recognition and changes in the fair value of biological assets at the point of harvest		610,554	6,388,030	2,826,255
Changes in the net realizable value of agricultural products after harvest		(4,351,433)	(42,523)	—
Total		415,705,560	334,801,095	209,526,177

Cost of sales	8.2	(235,457,053)	(208,364,095)	(118,641,803)
Research and development expenses	8.3	(15,345,315)	(6,947,460)	(5,617,655)
Selling, general and administrative expenses	8.4	(113,002,747)	(77,483,812)	(47,601,901)
Share of profit or loss of joint ventures and associates	13	1,198,628	1,144,418	997,429
Other income or expenses, net	8.5	1,084,892	(3,280,220)	(279,359)
Operating profit		54,183,965	39,869,926	38,382,888
Financial cost	8.6	(23,788,085)	(17,926,197)	(21,240,236)
Other financial results	8.6	(11,289,933)	(7,880,099)	(6,612,104)
Profit before income tax		19,105,947	14,063,630	10,530,548
Income tax	9	1,068,652	(17,972,534)	(14,351,170)
Profit (Loss) for the year		20,174,599	(3,908,904)	(3,820,622)

Profit (loss) for the year attributable to:
Equity holders of the parent		18,779,876	(7,199,618)	(6,870,163)
Non-controlling interests		1,394,723	3,290,714	3,049,541
		20,174,599	(3,908,904)	(3,820,622)

Profit (Loss) per share
Basic profit (loss) attributable to ordinary equity holders of the parent	10	0.3022	(0.1702)	(0.1752)
Diluted profit (loss) attributable to ordinary equity holders of the parent	10	0.2972	(0.1702)	(0.1752)

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30,2023, 2022 and 2021

(Amounts in US$)

Profit (Loss) for the year	20,174,599	(3,908,904)	(3,820,622)

Other comprehensive (loss) income	(835,849)	35,172,250	10,051,318

Items that may be subsequently reclassified to profit and loss	631,500	40,480,860	12,733,775

Foreign exchange differences on translation of foreign operations from joint ventures	(46,901)	7,845,756	2,657,567
Foreign exchange differences on translation of foreign operations	678,401	32,635,104	10,076,208
Items that will not be subsequently reclassified to loss and profit	(1,467,349)	(5,308,610)	(2,682,457)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates [1]	(184,630)	(586,268)	(413,618)
Revaluation of property, plant and equipment, net of tax [2]	(1,282,719)	(4,722,342)	(2,268,839)
Total comprehensive profit	19,338,750	31,263,346	6,230,696

Total comprehensive profit attributable to:
Equity holders of the parent	17,924,877	22,145,704	1,559,264
Non-controlling interests	1,413,873	9,117,642	4,671,432
	19,338,750	31,263,346	6,230,696
(1)

The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $99,415 for the year ended June 30, 2023, $315,683 for the year ended June 30, 2022 and ($222,717) for the year ended June 30, 2021.

(2)

The tax effect of the revaluation of property, plant and equipment was $703,087 for the year ended June 30,2023, $2,837,650 for the year ended June 30, 2022 and ($1,389,643) for the year ended June 30, 2021.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2023, 2022 and 2021

(Amounts in US$)

	Attributable to the equity holders of the parent
			Changes in		Stock				Foreign	Revaluation of	Equity / (deficit)
			non-	Own shares	options and				currency	PP&E and effect	attributable to
	Issued	Share	controlling	trading	share based	Convertible	Cost of own	Retained	translation	of tax rate	owners of the	Non-controlling
Description	capital	premium	interests	premium	incentives	instruments	shares held	deficit	reserve	change	parent	Interests	Total equity
06/30/2020	3,613	96,486,865	—	—	3,428,029	702,981	(30,906)	(18,613,112)	(43,198,201)	7,400,126	46,179,395	14,570,087	60,749,482
Capitalization of warrants	260	7,765,410	—	(916,202)	—	—	—	—	—	—	6,849,468	—	6,849,468
Shares issued (Note 6)	188	14,999,812	—	—	—	—	—	—	—	—	15,000,000	—	15,000,000
Share-based incentives (Note 19)	97	1,410,299	—	—	244,739	—	—	—	—	—	1,655,135	—	1,655,135
Purchase of own shares (Note 11)	—	—	—	—	—	—	(3,500,020)	—	—	—	(3,500,020)	—	(3,500,020)
Non-controlling interest for business combination (Note 6)	—	—	—	—	—	—	—	—	—	—	—	3,305,543	3,305,543
(Loss) profit for the year	—	—	—	—	—	—	—	(6,870,163)	—	—	(6,870,163)	3,049,541	(3,820,622)
Other comprehensive income or (loss)	—	—	—	—	—	—	—	—	10,575,393	(2,145,966)	8,429,427	1,621,891	10,051,318
06/30/2021	4,158	120,662,386	—	(916,202)	3,672,768	702,981	(3,530,926)	(25,483,275)	(32,622,808)	5,254,160	67,743,242	22,547,062	90,290,304
Share-based incentives (Note 19)	17	1,385,886	—	—	95,157	—	—	—	—	—	1,481,060	—	1,481,060
Capitalization of convertible notes (Note 7.13)	462	36,771,234	—	—	—	(527,236)	—	—	—	—	36,244,460	—	36,244,460
Changes in non-controlling interests	—	—	(255,893)	—	—	—	—	—	—	—	(255,893)	(724,429)	(980,322)
(Loss) Profit or the year	—	—	—	—	—	—	—	(7,199,618)	—	—	(7,199,618)	3,290,714	(3,908,904)
Other comprehensive income or (loss)	—	—	—	—	—	—	—	—	33,592,210	(4,246,888)	29,345,322	5,826,928	35,172,250
06/30/2022	4,637	158,819,506	(255,893)	(916,202)	3,767,925	175,745	(3,530,926)	(32,682,893)	969,402	1,007,272	127,358,573	30,940,275	158,298,848
Share-based incentives	63	2,640,004	—	135,361	1,257,377	—	—	—	—	—	4,032,805	—	4,032,805
Business combination (Note 6)	1,640	153,357,564	—	—	1,620,140	—	—	—	—	—	154,979,344	—	154,979,344
Capitalization of convertible notes (Note 7.13)	153	12,211,485	—	—	—	—	—	—	—	—	12,211,638	—	12,211,638
Purchase of own shares (Note 11)	—	—	—	—	—	—	(27,022,665)	—	—	—	(27,022,665)	—	(27,022,665)
Issuance of convertible notes (Note 7.13)	—	—	—	—	—	9,109,516	—	—	—	—	9,109,516	—	9,109,516
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(452,129)	(452,129)
(Loss) profit for the year	—	—	—	—	—	—	—	18,779,876	—	—	18,779,876	1,394,723	20,174,599
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	312,975	(1,167,974)	(854,999)	19,150	(835,849)
06/30/2023	6,493	327,028,559	(255,893)	(780,841)	6,645,442	9,285,261	(30,553,591)	(13,903,017)	1,282,377	(160,702)	298,594,088	31,902,019	330,496,107

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2023, 2022 and 2021

(Amounts in US$)

	Notes	06/30/2023	06/30/2022	06/30/2021
OPERATING ACTIVITIES
Profit (loss) for the year		20,174,599	(3,908,904)	(3,820,622)

Adjustments to reconcile profit to net cash flows
Income tax	9	(1,068,652)	17,972,534	14,351,170
Financial results		35,078,018	25,806,296	27,852,340
Depreciation of property, plant and equipment	7.7	4,833,274	3,769,005	3,048,539
Amortization of intangible assets	7.8	10,991,433	4,161,392	2,388,982
Depreciation of leased assets	16	3,565,894	1,257,538	827,320
Transactional expenses		4,183,916	971,539	2,022,918
Share-based incentive and stock options		3,415,108	1,430,745	1,655,135
Share of profit or loss of joint ventures and associates	13	(1,198,628)	(1,144,418)	(997,429)
Loss of participation in joint ventures and associates	13	133,079	—	—
Provisions for contingencies		221,008	292,732	158,818
Allowance for impairment of trade debtors		1,327,385	1,598,042	560,931
Allowance for obsolescence		1,066,777	849,641	579,832
Initial recognition and changes in the fair value of biological assets		(610,554)	(6,388,030)	(2,826,255)
Changes in the net realizable value of agricultural products after harvest		4,351,433	42,523	—
Gain or loss on sale of equipment and intangible assets		(74,593)	(1,944,308)	733,042

Working capital adjustments
Trade receivables		(56,867,123)	(24,971,064)	1,986,982
Other receivables		(11,475,717)	(7,298,822)	(8,330,278)
Income and minimum presumed income taxes payable		(16,154,083)	6,469,983	5,814,425
Inventories and biological assets		(11,066,489)	(55,311,365)	(34,503,283)
Trade and other payables		(4,501,398)	53,477,330	(5,831,743)
Employee benefits and social security		1,258,673	3,003,793	(693,125)
Deferred revenue and advances from customers		13,322,769	(373,584)	2,412,315
Income taxes paid		(4,072,347)	(7,059,177)	(1,837,775)
Government grants		—	(784)	(2,821)
Interest collected		5,378,413	5,628,962	2,979,889
Inflation effects on working capital adjustments		376,597	(35,846,973)	(14,735,250)
Net cash flows generated (used) by operating activities		2,588,792	(17,515,374)	(6,205,943)

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2023, 2022 and 2021

(Amounts in US$)

	Notes	06/30/2023	06/30/2022	06/30/2021
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		137,357	2,046,771	309,810
Investment in joint ventures and associates		—	—	(101,883)
Net cash received from business combination	6	4,373,265	—	355,804
Net loans granted to shareholders and other related parties		—	(421,691)	—
Proceeds from financial assets		1,316,980	12,331,390	9,324,335
Investment in financial assets		(8,990,083)	(2,055,878)	(4,275,099)
Purchase of property, plant and equipment	7.7	(11,360,469)	(3,458,790)	(2,805,825)
Capitalized development expenditures	7.8	(10,753,047)	(5,149,684)	(3,906,630)
Purchase of intangible assets	7.8	(449,673)	(389,039)	(7,210,630)
Net cash flows (used) generated by investing activities		(25,725,670)	2,903,079	(8,310,118)

FINANCING ACTIVITIES
Proceeds from borrowings		79,817,888	140,431,184	143,499,367
Repayment of borrowings and financed payments		(16,744,956)	(110,625,272)	(113,100,031)
Interest payments		(18,046,961)	(13,009,834)	(12,923,746)
Decrease in bank overdrafts and other short-term borrowings		—	(32,838)	(3,442,491)
Other financial proceeds or payments, net		(4,767,378)	(180,538)	(1,415,034)
Acquisition of non-controlling interest in subsidiaries		—	(724,429)	—
Purchase of own shares		(2,996,947)	—	(3,500,020)
Leased assets payments	16	(3,855,517)	(1,034,764)	(728,964)
Warrants tender offer payments		—	—	(1,030,952)
Cash dividend distributed by subsidiary		(452,129)	—	—
Net cash flows generated by financing activities		32,954,000	14,823,509	7,358,129

Net increase in cash and cash equivalents		9,817,122	211,214	(7,157,932)

Inflation effects on cash and cash equivalents		(101,767)	(9,624,750)	(5,584,156)

Cash and cash equivalents as of beginning of the year	7.1	33,475,266	36,046,113	42,522,861
Effect of exchange rate changes on cash and equivalents		4,938,573	6,842,689	6,265,340
Cash and cash equivalents as of the end of the year	7.1	48,129,194	33,475,266	36,046,113

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Index

1.	General information.
2.	Accounting standards and basis of preparation.
3.	New standards, amendments and interpretations issued by the IASB.
4.	Summary of significant accounting policies.
5.	Critical accounting judgments and estimates.
6.	Acquisitions and other significant transactions.
7.	Information about components of consolidated statement of financial position.
8.	Information about components of consolidated statement of comprehensive income.
9.	Taxation.
10.	Earnings per share.
11.	Information about components of equity.
12.	Cash flow information.
13.	Joint ventures and associates.
14.	Segment information.
15.	Financial instruments – Risk management.
16.	Leases.
17.	Shareholders and other related parties’ balances and transactions.
18.	Key management personnel compensation.
19.	Share-based payments.
20.	Contingencies, commitments and restrictions on the distribution of profits.
21.	Impact of COVID-19.
22.	Events occurring after the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ products create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. Bioceres has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 40 countries, mainly in Argentina, Brazil, United States, Europe and South Africa.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

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

Authorization for the issue of the Consolidated financial statements

These Consolidated financial statements of the Group as of and for the years ended June 30, 2023, 2022 and 2021 have been authorized by the Board of Directors of Bioceres Crop Solutions on September 29, 2023.

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

From July 1, 2022 the main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to United States Dollars as a result of changes in events and conditions relevant to their business operations. These include a macroeconomic context with high inflation and depreciation of the Argentine peso, and inorganic growth at the close of the fiscal year ended June 30, 2022, which led to a global unification of management and commercial strategy whereby integration of the businesses was done by business units, regardless of the legal entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

For the years ended June 30, 2022 and 2021, Argentinian subsidiaries had applied IAS 29. “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. The accumulated inflation in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy was considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, listed in a separate line item.

The effect of the functional currency change was recorded prospectively as of July 1, 2022, in accordance with IAS 21. As a result, from July 1, 2022 there are no longer effects of inflation adjustments for the above-mentioned subsidiaries.

b)	Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

c)	Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

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

As of and for the years ended June 30, 2023, 2022 and 2021

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

		Country of
		incorporation
		and principal
		place of		% Equity interest
Name	Principal activities	business	Ref	06/30/2023	06/30/2022	06/30/2021
RASA Holding, LLC	Investment in subsidiaries	USA		100.00%	100.00%	100.00%
Rizobacter Argentina S.A.	Microbiology Business	Argentina		80.00%	80.00%	80.00%
Rizobacter do Brasil Ltda.	Microbiology Business	Brazil	a	80.00%	80.00%	79.99%
Rizobacter del Paraguay S.A.	Microbiology Business	Paraguay	a	80.00%	80.00%	79.92%
Rizobacter Uruguay	Microbiology Business	Uruguay	a	80.00%	80.00%	80.00%
Rizobacter South Africa	Microbiology Business	South Africa	a	76.00%	76.00%	76.00%
Comer. Agrop. Rizobacter de Bolivia S.A.	Microbiology Business	Bolivia	a	80.00%	80.00%	79.96%
Rizobacter USA, LLC	Microbiology Business	USA	a	80.00%	80.00%	80.00%
Rizobacter Colombia SAS	Microbiology Business	Colombia	a	80.00%	80.00%	80.00%
Rizobacter France SAS	Microbiology Business	France	a	80.00%	80.00%	80.00%
Bioceres Crops S.A.	Corporate related expenses	Argentina		90.00%	90.00%	90.00%
BCS Holding, LLC	Investment in subsidiaries	USA		100.00%	100.00%	100.00%
Bioceres Semillas S.A.U.	Seeds and Traits	Argentina		100.00%	100.00%	100.00%
Verdeca, LLC	Seeds and Traits	USA		100.00%	100.00%	100.00%
Insumos Agroquímicos S.A.	Selling of agricultural inputs	Argentina		61.32%	61.32%	50.10%
Bioceres Crops Do Brasil Ltda.	Seeds and Traits	Brazil		100.00%	100.00%	—
Pro Farm Group, Inc.	Microbiology Business	United States	b	100.00%	—	—
Pro Farm International, OÜ	Microbiology Business	Finland	b	100.00%	—	—
Pro Farm Michigan Manufacturing, LLC	Microbiology Business	United States	b	100.00%	—	—
Pro Farm Russia, LLC	Microbiology Business	Russia	b	100.00%	—	—
Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda.	Microbiology Business	Brazil	b	99%	—	—
Glinatur S.A.	Microbiology Business	Uruguay	b	100.00%
Pro Farm Technologies, OÜ	Microbiology Business	Finland	b	100.00%	—	—
a)	Indirect interests held through Rizobacter. The indirect equity interest participation included in this table was the 80% of the direct equity interest participation that Rizobacter owns in each entity.
b)	On July 12, 2022 we acquired a controlling interest in Pro Farm Group Inc. (“Pro Farm”). See Note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Special purpose and structured entities (“SPE”)

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity and the relevant activities are directed by means of contractual arrangements. In these cases, we consider the purpose and design of the SPE, including a consideration of the risks the SPE was expected to be exposed to, the risks it was designed to pass on to the parties involved with the SPE and whether we are exposed to some or all of those risks or potential returns. One then considers which activities have a significant impact on the SPE’s returns and determines which parties have an ability to direct each of those activities.

The Group controls an SPE when is exposed, or has rights, to variable returns from its involvement with the SPE and has the ability to affect those returns through its power over the SPE.

3.   NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards became applicable for the current reporting period and adopted by the Group.

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

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before intended use.

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

These amendments did not have any material impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Amendments to IFRS 3 - Reference to the Conceptual Framework.

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

These amendments did not have any material impact on the Group.

Amendments to IAS 37 - Onerous Contracts - Cost of Fulfilling a Contract.

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

These amendments did not have any material impact on the Group.

b) The following new standards are not yet adopted by the Group.

Amendments to IFRS 16- Lease Liability in a Sale and Leaseback.

The amendment requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of lease.

These amendments are not expected to have material impact on the Group.

The amendments are effective for financial years beginning on or after January 1, 2024. Earlier application is permitted.

Amendments to IAS1 – Non- current liabilities with covenants.

The amendments modify the requirements introduced by Classification of Liabilities as Current or Non-current on how an entity classifies debt and other financial liabilities as current or non-current in particular circumstances. Only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. In addition, an entity must disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months.

These amendments are not expected to have material impact on the Group.

The amendments apply retrospectively for annual reporting periods beginning on or after 1 January 2024, with early application permitted.

Amendment to IAS 12 –Deferred tax related to assets and liabilities arising from a single transaction.

The amendments introduce an exception to the initial recognition exemption in IAS 12. Applying this exception, an entity does not apply the initial recognition exemption for transactions that give rise to equal taxable and deductible temporary differences.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented.

The amendments also apply to taxable and deductible temporary differences associated with right-of-use assets and lease liabilities, and decommissioning obligations and corresponding amounts recognized as assets at the beginning of the earliest comparative period presented.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023. Early application of the amendments is permitted.

These amendments are not expected to have material impact on the Group.

Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures.

The amendments introduce new disclosure requirements in IFRS Standards to enhance the transparency and, thus, the usefulness of the information provided by entities about supplier finance arrangements.

The disclosure requirements in the amendments enhance the current requirements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The amendments are effective for annual reporting periods beginning on or after 1 January 2024. Early application of the amendments is permitted.

These amendments are not expected to have material impact on the Group.

International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)

The amendments give companies temporary relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Development’s (OECD) international tax reform.

The amendments will introduce (i) a temporary exception to the accounting for deferred taxes arising from jurisdictions implementing the global tax rules. This will help to ensure consistency in the financial statements while easing into the implementation of the rules; (ii) and targeted disclosure requirements to help investors better understand a company’s exposure to income taxes arising from the reform, particularly before legislation implementing the rules is in effect.

Companies can benefit from the temporary exception immediately but are required to provide the disclosures to investors for annual reporting periods beginning on or after 1 January 2023.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Amendments to IAS 8-Definition of Accounting Estimates

These amendments help entities to distinguish between accounting policies and accounting estimates making a distinction between how an entity should present and disclose different types of accounting changes in its financial statements. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.”

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

4.3.Biological assets

Within current assets, growing crops are included as biological assets from the moment of sowing until the moment of harvest (approximately 5 to 7 months depending on the crop). At harvest time the biological assets are transformed into agricultural products, including seed varieties for resale, and incorporated into the inventory.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

As of and for the years ended June 30, 2023, 2022 and 2021

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

Estimates

There is uncertainty regarding Management’s estimates of the Group’s ability to recover the carrying amounts of the investments in joint ventures, since such estimates depend on the joint ventures’ ability to generate sufficient funds to complete the development projects, the future outcome of the project deregulation process and the amounts and timing of the cash flows from projects, among other future events.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

b)      Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs or the estimate of normal wear and tear relating to such assets could have an impact of $ 1.2 million on their revalued amounts.

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

4.9.   Leases

Leases are recognized as a right-of-use asset and corresponding liability at the date of which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

In determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Short term leases are recognized on a straight-line basis as an expense in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

At initial recognition, the right-of-use asset is measured considering the value of the initial measurement of the lease liability; any lease payments made at or before the commencement date, less any lease incentives; and any initial direct costs incurred by the lessee. After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability. Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date; amounts expected to be payable by the lessee under residual value guarantees; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease; and fixed payments, less any lease incentives receivable. After the commencement date, we measure the lease liability by increasing the carrying amount to reflect interest on the lease liability; reducing the carrying amount to reflect lease payments made; and re-measuring the carrying amount to reflect any reassessment or lease modifications.

The above-mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term ant interest rate used in the discounted cash flow involved a management’s estimations.

4.10. Intangible assets

a)Externally acquired intangible assets

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

Estimates

To value acquired intangible assets, valuation techniques generally accepted in the market are applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows such as revenue grow, discount rate and royalty rate.

b)Internally generated intangible assets (development costs)

Expenditure on internally developed products is capitalized if it can be demonstrated that:

-	It is technically feasible to develop the product for it to be sold;
-	Adequate resources are available to complete the development;
-	There is an intention to complete and sell the product;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

-	The Group is able to sell the product;
-	Sale of the product will generate future economic benefits; and
-	Expenditure on the project can be measured reliably.

Development expenditure not satisfying the above criteria and expenditure on the research phase of internal projects are recognized in the consolidated statement of profit or loss and other comprehensive income as incurred.

Capitalized development costs are amortized using the straight-line method over the periods the Group expects to benefit from selling the products developed.

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

ii) Proof of concept: Upon successful validation of the technologies in model systems (in vitro or in vivo), promising technologies graduate from discovery and are advanced to the proof-of-concept phase. The goal of this phase is to validate a technology within the targeted organism before moving forward with technology escalation activities or extensive field validation.

iii) Early development: In this phase, field tests commenced in the proof-of-concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics in order to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase because at this stage success is considered to be probable.

c)Intangible assets acquired in a business combination

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

Intangible assets acquired in a business combination have an estimated useful life as follows (in years):

Product development: 5 - 15 years

Trademarks: 20 years

Customer loyalty: 14 - 26 years

Estimates

To value intangible assets acquired from a business combination, valuation techniques generally accepted in the market were applied, based mainly on the revenue approach (such as excess earnings, relief from royalty, and with or without), considering the characteristics of the assets to be valued and available information to estimate their acquisition date fair value. Application of these valuation techniques requires the use of several assumptions related to future cash flows such as revenue grow, discount rate and royalty rate.

4.11. Investment properties

Investment properties shall be measured initially at its cost. The cost of a purchased investment property comprises its purchase price and any directly attributable expenditure. Directly attributable expenditure includes, for example, professional fees for legal services, property transfer taxes and other transaction costs.

In the measurement after initial recognition, the Group has chosen the cost model for all investment property.

4.12. Financial assets and liabilities

The Group measures its financial assets and liabilities at initial recognition at fair value and subsequently at amortized cost using the effective interest method.

The Group has not irrevocably designated a financial asset or liability as measured at fair value through profit or loss to eliminate or significantly reduce a measurement or recognition inconsistency.

Financial assets or liabilities at fair value through profit or loss are measured at fair value through profit and loss due to the business model used in their negotiation and/or the contractual characteristics of their cash flows.

Estimates

The Group makes estimates of collectability of its recorded receivables. Management analyzes trade account receivables in accordance with conventional criteria, adjusting the amount through a charge of an allowance for bad debts upon recognition of the inability of third parties to afford their financial obligations to the Group. Management specifically analyzes the accounts receivable, the historical bad debts, solvency of customers, current economic trends and the changes to the payment conditions of customers to assess the adequate allowance for bad debts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Offsetting of financial assets with financial liabilities

Financial assets and liabilities are offset and presented for their net amount in the statements of financial position only when the Group has the right, legally enforceable, to compensate the recognized amounts and has the intention to liquidate for the net amount or to settle the asset and cancel the liability simultaneously.

4.13. Borrowings

The Group measures its borrowings at initial recognition at fair value and, subsequently, are measured at amortized cost using the effective interest rate method.

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

4.14. Convertible notes

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

The Group considers that if the instrument meets the ‘fixed for fixed’ condition, as the strike price is pre-determined at inception and only varies over time, and it is therefore classified as equity. As regards to the mandatory conversion feature, as it is a contingent settlement provision, the Group decided to measure the liability component at initial recognition, based on its best estimate of the present value of the redemption amount and allocated the residual to the equity component.

4.15. Employee benefits

Employee benefits are expected to be settled wholly within 12 months after the end of the reporting period and are presented as current liabilities.

The accounting policies related to incentive payments based on shares are detailed in Note 4.21.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

The Group’s commercial activities comprise the selling of manufactured products. These sales are measured at the fair value of the consideration received or receivable, net of returns and allowances, trade and other discounts, and sales taxes, as applicable.

Revenue is recognized when the full control has been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, and there is no continuing management involvement with the goods. Transfers of control vary depending on the individual terms of the contract of sale. Revenues are recognized when control of the products has transferred, being when the products are delivered to the customer, having this full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the customer’s acceptance of the products.

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

The recognition of revenue of usage-based royalties promised in exchange for a license of intellectual property is recognized at the later of when the performance obligation is satisfied and when the sales or usages occur.

Management estimates, and includes in the transaction price at contract inception, the amount of variable consideration to which it expects to be entitled. An entity includes some or all of an amount of variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

4.20. Current and deferred income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

-	The initial recognition of goodwill;
-	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting or taxable profit; and
-	Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

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

4.21. Share-based payments

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

Critical estimates

-	Impairment testing of intangible assets not yet available for use (Note 4.7).
-	Impairment of goodwill (Notes 4.7).
-Identification and fair value of identifiable intangible assets arising in acquisitions (Note 4.10 c).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

6.    ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Pro Farm Group, Inc

On July 12, 2022, we announced the closing of the merger (the “Pro Farm Merger”) with Pro Farm Group, Inc. (formerly Marrone Bio Innovations Inc.), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated March 16, 2022, among us, BCS Merger Sub, Inc., a wholly owned subsidiary of Bioceres, and Pro Farm Group, Inc. Upon the closing of the Pro Farm Merger, Pro Farm Group, Inc. became a wholly owned subsidiary of Bioceres and each share of Pro Farm Group, Inc. common stock was exchanged for our ordinary shares at a fixed exchange ratio of 0.088.

Pro Farm Group, Inc. leads the movement to environmentally sustainable farming practices through the discovery, development and sale of innovative biological products for crop protection, crop health and crop nutrition. The company’s commercial products are sold globally and supported by more than 343 patents and patent applications. Pro Farm Group, Inc. develops novel, environmentally sound solutions for agriculture using proprietary technologies to isolate and screen naturally occurring microorganisms and plant extracts.

The combined company has a diverse customer base, product portfolio and geographic reach across a wide range of crops, positioned to serve the massive market opportunity emerging from the bio-reduction and replacement of chemical ag inputs. The merger combines our expertise in bionutrition and seed care products with Pro Farm Group’s leadership in the development of biological crop protection and plant health solutions, creating a global leader in the development and commercialization of sustainable agricultural solutions.

The consideration of payment was measured at fair value, which was calculated as the sum of the acquisition-date fair values of the assets transferred, and the liabilities incurred.

Consideration of payment (amounts in thousands of dollars):

Shares issued	154,795
Assumed RSU & Stock options	1,620
Cash payment	29
Total consideration	156,444

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Assets acquired and liabilities assumed (amounts in thousands of dollars):

Net assets incorporated

Cash and cash equivalents	4,402
Trade receivables	6,855
Other receivables	1,423
Inventories	11,183
Property, plant and equipment	12,607
Right of use assets, net	3,005
Intangible assets	17,766
Restricted cash	1,560
Other assets	683
Trade and other payables	(22,653)
Lease liabilities	(3,245)
Borrowings	(25,586)
Other liabilities	(857)

Revaluation of existing assets

Property, plant and equipment	494
Intangible assets	79,053
Deferred tax	(6,336)

Total net assets identified	80,354

Goodwill	76,090

Total consideration	156,444

Goodwill is not expected to be deductible for tax purposes.

The amounts of revenue and net profit of the acquiree since the merger date included in the consolidated statement of comprehensive income for the year ended June 30, 2023, were $ 42.3 million and $ 5.4 million, respectively.

The pro forma revenue and net profit of the combined entity for the year ended June 30, 2023 as though the date for the merger had been as of the beginning of the reporting period amount to $ 42.6 million and $ 3.1 million, respectively.

Syngenta Seedcare Agreement

On September 12, 2022, we entered into a 10-year agreement with Syngenta Crop Protection AG (“Syngenta”), pursuant to which Syngenta will be the exclusive global distributor of certain of Bioceres’ biological solutions for seed care applications (the “Agreement”). Products included within the scope of the agreement are the nitrogen-fixing Rhizobia seed treatment solutions (inoculants), and other biological seed and soil treatment solutions currently in the portfolio or pipeline of Rizobacter. Bioceres retains global rights for the use of products in HB4® crops; and, in the United States, Syngenta rights are non-exclusive for upstream applications. Pro Farm’s biological solutions are not included within the scope of the current Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The exclusive commercial collaboration is applicable for all countries, except for Argentina where both parties will continue to work under the existing framework. It has an effective date at the beginning of the 2023 calendar year, but implementation will be staggered. Bioceres will continue distributing its products in South Africa, Bolivia, Chile, Colombia, Paraguay and Uruguay during the calendar year 2023. For those countries, implementation will be in calendar year 2024, subject to regulatory clearances.

In consideration for the rights granted under the agreements to use Bioceres intellectual property as it exists at closing date, Syngenta made an upfront payment of $50 million to Bioceres on October 6th, 2022. Considering that the effective date of the agreement is January 2023 for most countries and 2024 for certain countries detailed above, we concluded that the upfront fee should be accrued and recognized as license revenue at a point in time, when Syngenta is able to use and benefit from it. Of the total upfront payment received, $32.9 million were recognized at the effective date of the agreement and the remaining $17.1 million are reported as of June 30, 2023, as deferred revenue and advances from customers and will be recognized mainly in January 2024 when Syngenta has full access to the entire target market. To determinate the type of license under IFRS 15, we took into consideration that Bioceres will not undertake any activities that significantly affects the intellectual property subject to the agreement. The fair values of the upfront payment allocated to the territories for which the agreement starts to be effective at the beginning of 2023 and 2024, respectively, were determined based on relative fair values of each territory. Bioceres also considered a variable consideration linked to certain obligations, but we concluded that it is highly unlikely that a significant reversal in the amount of cumulative revenue recognized will occur.

Concurrently with this Agreement, Rizobacter entered into a Supply Agreement with Syngenta, whereby it acts as the exclusive supplier of the products under the Agreement. The price of the products being sold under the Supply Agreement are set at fair market value. Syngenta establishes its own pricing policies and pays to Bioceres a royalty of an amount between 30% to 50% of gross profit, as defined in the agreement. The percentage of royalties varies depending on the geography and year.

The Agreement sets global minimum targets for profits to be received by Bioceres that amount to a total of $230 million for the life of the agreement. If Bioceres fails to receive the minimum profit targets set for any rolling two calendar year period, it will have the option to terminate Syngenta’s exclusivity. Syngenta may opt to retain exclusivity by compensating the shortfall in cash or other economic consideration. Syngenta will cover all operating expenses incurred in connection with the marketing and sale in exclusive territory.

Additionally, the agreement establishes a joint R&D program to accelerate the development and registration of Bioceres’ pipeline products and new solutions for seed treatment, foliar and other applications, globally. Funding of thus R&D program will be shared, with Syngenta contributing up to 70% of the investment. In those cases where Syngenta contribution corresponds to R&D services rendered by Bioceres, services are recognized as revenue. We concluded that this agreement falls within the provisions of IFRS 11, as a joint operation agreement, based on the contractual rights and obligations of each party. Bioceres recognizes its direct right to and share of any jointly held or incurred: assets, liabilities, revenues and expenses. At inception of the agreement, no impact was recognized, and expenses associated with such R&D program will be expensed as incurred.

The Agreement sets out a “Clawback” clause, by which in case of certain breaches of the Agreement or events described therein, Bioceres shall pay a penalty to Syngenta for an amount up to $30 million, at inception, that will decrease $3 million per year until extinction. We concluded that no provision shall be accrued as of the date of these financial statements, considering that there is no past obligations and the circumstances considered in the Agreement are entirely under Bioceres’ control.

Insumos Agroquímicos S.A. (“Insuagro”)

On April 9, 2021, as part of the reorganization process of the crop protection business segment, we acquired a controlling interest in Insuagro, an Argentine public company. The interest acquired is represented by a total of 11,022,000 shares, distributed as follows: (i) 2,749,390 ordinary, registered shares of AR$ 0.10 nominal value each and five votes per share, denominated Class A; and (ii) 8,272,610 ordinary, registered shares of Pesos 0.10 nominal value each and one vote per share, denominated Class B, jointly representing 50.1% of equity interest and 55.05% of voting interest. At closing, two Insuagro directors (of three total members) were replaced by two directors of Bioceres.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

The consideration for the acquisition was $0.282 per share in three annually installments, totaling an amount of $3.1 million (the “Fixed Price”). The Fixed Price may be increased up to 3.5x Adjusted EBITDA (as defined in the share exchange agreement) per share to be measured in each annual reporting period.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

As Insuagro is a public company listed in Bolsas y Mercados Argentinos S.A. (“BYMA”), and in accordance with the Capital Markets Law of Argentina, we did a mandatory public offer for the acquisition of the remaining Class B Shares for the minority shareholders who did not participate in the sale purchase agreement aforementioned. The total of shares subject to the offer and outstanding was 3,750,348 Class B Shares. The offer price payable for each Class B Share was $0.297 per share (average trading value of the last 6 months). This consideration could be adjusted, if applicable, based on the Company’s Adjusted EBITDA in the same conditions mentioned before.

On August 2, 2021, the mandatory offer was completed, and we bought 2.467.990 shares. Consideration of payment was $0.7 million in cash and $0.26 million financed as a conditional payment. The Group has recognized in equity the difference between the amount by which the non-controlling interests were incorporated, and the fair value of the consideration paid.

As of June 30, 2023, we owned 13,489,990 shares of Insuagro, which represent 61.32% of the share capital and 61.22% of the votes.

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

On December 28, 2022, Bioceres has contributed all of its ownership in Moolec Science Limited to Moolec Science S.A. (“Moolec Science”) in exchange of 1,560,000 ordinary shares. Our total ownership in Moolec Science reaches 1,860,000 ordinary shares. Moolec Science SA (Nasdaq: MLEC) quote as of June 30, 2023 was $3.68 per share.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

On April 22, 2022, Verdeca obtained the Chinese import clearance for HB4 and Bioceres has already paid the contingent payment mentioned before.

Following the transaction Bioceres agreed with Arcadia to make royalty payments equivalent to 6% of the net HB4 Soy technology revenues realized by Verdeca and capped at a maximum $10 million aggregate amount of royalty payments and a royalty payment equivalent to 25% of the net wheat technology revenues resulting from the in-licensed materials.

7.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1.  Cash and cash equivalents

	06/30/2023	06/30/2022	06/30/2021
Cash at bank and on hand	48,129,194	32,912,886	28,327,569
Money market funds	—	562,380	7,718,544
	48,129,194	33,475,266	36,046,113

7.2.  Other financial assets

	06/30/2023	06/30/2022	06/30/2021
Current
Restricted short-term deposits	212,703	265,123	425,976
US Treasury bills	9,163,298	—	7,885,937
Mutual funds	1,596,539	2,913,519	—
Other investments	1,162,480	2,222,491	2,849,485
	12,135,020	5,401,133	11,161,398

	06/30/2023	06/30/2022	06/30/2021
Non-current
Shares of Bioceres S.A.	444,635	444,870	355,251
Other investments	274	174,971	742,211
	444,909	619,841	1,097,462

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

7.3.  Trade receivables

	06/30/2023	06/30/2022	06/30/2021
Current
Trade debtors	160,269,233	111,950,965	87,709,287
Allowance for impairment of trade debtors	(7,425,604)	(7,142,252)	(5,858,503)
Shareholders and other related parties (Note 17)	—	640,258	—
Allowance for credit notes to be issued	(3,694,019)	(1,961,463)	(2,987,398)
Trade debtors - Joint ventures and associates (Note 17)	865,627	22,429	221,048
Deferred checks	7,991,237	8,242,373	9,699,738
	158,006,474	111,752,310	88,784,172

	06/30/2023	06/30/2022	06/30/2021
Non-current
Trade debtors	—	200,412	135,739
	—	200,412	135,739

The book value is reasonably approximate to the fair value given its short-term nature.

Variations in the allowance for uncollectible trade receivables are reported in Note 7.17.

7.4.  Other receivables

	06/30/2023	06/30/2022	06/30/2021
Current
Taxes	6,113,764	9,071,643	6,048,533
Receivables for PP&E sales	156,423	1,734,281	—
Shareholders and other related parties (Note 17)	3,792,429	1,182	1,547
Other receivables - Parents companies and related parties to Parents (Note 17)	—	—	770,549
Other receivables - Joint ventures and associates (Note 17)	6,104,219	2,987,765	2,219,863
Prepayments to suppliers	10,956,831	4,648,164	1,646,614
Prepayments to suppliers - Shareholders and other related parties (Note 17)	—	—	132,625
Reimbursements over exports	10,558	10,549	10,547
Prepaid expenses and other receivables	1,302,221	1,110	1,021
Loans receivables	—	230,000	230,000
Miscellaneous	388,553	642,890	92,406
	28,824,998	19,327,584	11,153,705

	06/30/2023	06/30/2022	06/30/2021
Non-current
Taxes	873,699	218,159	862,771
Reimbursements over exports	1,290,227	2,036,040	1,680,371
Loans receivables	230,000	—	—
Miscellaneous	152,315	—	—
	2,546,241	2,254,199	2,543,142

The book value of financial instruments in this note is reasonable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

7.5.  Inventories

	06/30/2023	06/30/2022	06/30/2021
Seeds	1,542,159	1,183,915	404,774
Resale products	58,544,931	35,080,737	21,368,521
Manufactured products	25,881,761	21,725,042	10,902,683
Goods in transit	3,620,606	4,340,232	1,169,303
Supplies	24,893,187	17,534,434	6,320,594
Agricultural products	28,436,830	47,284,512	21,984,626
Allowance for obsolescence	(2,492,499)	(1,104,750)	(1,112,950)
	140,426,975	126,044,122	61,037,551

Net of agricultural products	111,990,145	78,759,610	39,052,925

The roll-forward of allowance for obsolescence is in Note 7.17. Inventories recognized as an expense during the years ended June 30, 2023, 2022 and 2021 amounted to $212.2 million, $190.3 million, and $102.4 million, respectively. Those expenses were included in cost of sales.

7.6.  Biological assets

Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	—	—	44,413	12,900	—	57,313
Initial recognition and changes in the fair value of biological assets at the point of harvest	147,553	55,348	191,481	159,996	56,176	610,554
Costs incurred during the year	986,505	721,294	477,102	185,360	83,651	2,453,912
Decrease due to harvest/disposals	(1,134,058)	(776,642)	(625,211)	(299,199)	(139,827)	(2,974,937)
Year ended June 30, 2023	—	—	87,785	59,057	—	146,842

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	54,162	27,646	2,230,959	3,071	—	2,315,838
Initial recognition and changes in the fair value of biological assets at the point of harvest	3,539,061	1,088,089	1,601,002	128,836	31,042	6,388,030
Costs incurred during the year	10,888,076	756,821	20,623,599	83,356	31,812	32,383,664
Exchange differences	122,077	6,996	564,649	776	296	694,794
Decrease due to harvest	(14,603,376)	(1,879,552)	(24,975,796)	(203,139)	(63,150)	(41,725,013)
Year ended June 30, 2022	—	—	44,413	12,900	—	57,313

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

	Soybean	Corn	Wheat	Barley	HB4 Soy	HB4 Wheat	Total
Beginning of the year	105,101	271,754	45,639	34,050	—	509,184	965,728
Initial recognition and changes in the fair value of biological assets at the point of harvest	981,551	250,443	284,903	35,847	741,799	531,712	2,826,255
Costs incurred during the year	252,504	417,586	241,610	37,115	17,716,018	7,053,929	25,718,762
Exchange differences	(113,718)	(153,795)	(65,797)	(16,876)	(2,823,643)	(1,153,734)	(4,327,563)
Decrease due to harvest	(1,171,276)	(758,342)	(484,044)	(87,065)	(15,634,174)	(4,732,443)	(22,867,344)
Year ended June 30, 2021	54,162	27,646	22,311	3,071	—	2,208,648	2,315,838

7.7.  Property, plant and equipment

Property, plant and equipment as of June 30, 2023, 2022 and 2021, included the following:

	06/30/2023	06/30/2022	06/30/2021
Gross carrying amount	93,634,779	71,521,454	63,974,402
Accumulated depreciation	(25,780,944)	(21,613,129)	(16,019,806)
Net carrying amount	67,853,835	49,908,325	47,954,596

Net carrying amount for each class of assets is as follows:

	Net carrying	Net carrying	Net carrying
	amount	amount	amount
Class	06/30/2023	06/30/2022	06/30/2021
Office equipment	263,892	269,538	288,920
Vehicles	2,032,853	2,665,074	1,835,634
Equipment and computer software	174,399	231,676	67,105
Fixtures and fittings	2,862,949	3,546,919	2,967,431
Machinery and equipment	14,463,756	5,811,960	5,125,728
Land and buildings	36,144,792	34,240,384	35,674,513
Buildings in progress	11,911,194	3,142,774	1,995,265
Total	67,853,835	49,908,325	47,954,596

1.   Gross carrying amount as of June 30, 2023 is as follows

	Gross carrying amount
			Additions
	As of the		from			Foreign
	beginning		business			currency	As of the end
Class	of the year	Additions	combination	Disposals	Revaluation	translation	of the year
Office equipment	908,004	57,835	—	(4,235)	—	6,484	968,088
Vehicles	5,261,979	353,886	—	(130,583)	—	7,037	5,492,319
Equipment and computer software	925,349	90,055	12,469	(64,648)	—	11,284	974,509
Fixtures and fittings	7,606,389	47,444	5,379	—	—	4,687	7,663,899
Machinery and equipment	13,017,830	3,534,130	7,047,496	(195,327)	—	108,918	23,513,047
Land and buildings	40,659,129	4,100	4,750,136	—	(2,394,269)	92,627	43,111,723
Buildings in progress	3,142,774	7,198,309	1,285,092	—	—	285,019	11,911,194
Total	71,521,454	11,285,759	13,100,572	(394,793)	(2,394,269)	516,056	93,634,779

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

2.   Accumulated depreciation as of June 30, 2023 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of			currency		as of the end
Class	the year	Disposals	Of the year	translation	Revaluation	of the year
Office equipment	638,466	(3,715)	67,711	1,734	—	704,196
Vehicles	2,596,905	(110,323)	959,879	13,005	—	3,459,466
Equipment and computer software	693,673	(44,301)	141,839	8,899	—	800,110
Fixtures and fittings	4,059,470	—	737,816	3,664	—	4,800,950
Machinery and equipment	7,205,870	(173,690)	1,988,931	28,180	—	9,049,291
Land and buildings	6,418,745	—	937,098	19,551	(408,463)	6,966,931
Total	21,613,129	(332,029)	4,833,274	75,033	(408,463)	25,780,944

3.   Gross carrying amount as of June 30, 2022 is as follows:

	Gross carrying amount
	As of the				Foreign
	beginning				currency		As of the end
Class	of the year	Additions	Transfers	Disposals	translation	Revaluation	of the year
Office equipment	762,825	35,039	—	—	110,140	—	908,004
Vehicles	3,512,217	1,113,557	8,238	(233,674)	861,641	—	5,261,979
Equipment and computer software	592,126	235,216	—	(59,016)	157,023	—	925,349
Fixtures and fittings	5,637,943	—	397,628	(13)	1,570,831	—	7,606,389
Machinery and equipment	9,987,811	656,043	86,945	(46,303)	2,333,334	—	13,017,830
Land and buildings	41,486,215	—	188,222	(1,345,352)	9,458,810	(9,128,766)	40,659,129
Buildings in progress	1,995,265	1,418,935	(681,033)	(427,093)	836,700	—	3,142,774
Total	63,974,402	3,458,790	—	(2,111,451)	15,328,479	(9,128,766)	71,521,454

4.   Accumulated depreciation as of June 30, 2022 is as follows:

	Depreciation
	Accumulated
	as of the			Foreign		Accumulated
	beginning of			currency		as of the end
Class	the year	Disposals	Of the year	translation	Revaluation	of the year
Office equipment	473,905	—	55,420	109,141	—	638,466
Vehicles	1,676,583	(211,024)	956,409	174,937	—	2,596,905
Equipment and computer software	525,021	(58,667)	136,708	90,611	—	693,673
Fixtures and fittings	2,670,512	—	728,528	660,430	—	4,059,470
Machinery and equipment	4,862,083	(5,016)	1,169,606	1,179,197	—	7,205,870
Land and buildings	5,811,702	—	722,334	1,453,483	(1,568,774)	6,418,745
Total	16,019,806	(274,707)	3,769,005	3,667,799	(1,568,774)	21,613,129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

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

6.   Accumulated depreciation as of June 30, 2021 is as follows:

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

Revaluation of property, plant and equipment

The Group updates frequently their assessment of the fair value of its land and buildings taking into account the most recent independent valuations and market data. Valuations were performed as of June 30, 2023, 2022 and 2021. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 2 or 3 depending on the methodology used.

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

	Cost value
Class of property	06/30/2023	06/30/2022	06/30/2021
Land and buildings	21,161,294	20,661,443	17,937,729

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

7.8.  Intangible assets

Intangible assets as of June 30, 2023, 2022 and 2021 included the following:

	06/30/2023	06/30/2022	06/30/2021
Gross carrying amount	202,306,618	94,229,557	78,019,203
Accumulated amortization	(28,522,662)	(17,524,688)	(10,676,841)
Net carrying amount	173,783,956	76,704,869	67,342,362

Net carrying amount of each class of intangible assets is as follows:

	Net carrying	Net carrying	Net carrying
	amount	amount	amount
Class	06/30/2023 (1)	06/30/2022	06/30/2021
Seed and integrated products
HB4 soy and breeding program	31,679,681	29,802,534	27,611,142
Integrated seed products	2,841,008	3,137,158	2,558,220
Crop nutrition
Microbiological products	49,508,801	5,792,348	3,996,657
Other intangible assets
Trademarks and patents	59,760,753	8,267,041	6,923,256
Software	1,987,690	2,167,985	1,849,041
Customer loyalty	23,006,023	22,537,803	19,404,046
RG/RS/OX Wheat	5,000,000	5,000,000	5,000,000
Total	173,783,956	76,704,869	67,342,362
(1)	Includes $27.4 million of intangible assets not subject to amortization.

1.     Gross carrying amount as of June 30, 2023 is as follows:

	Gross carrying amount
	As of the		Additions from	Foreign
	beginning of		business	currency	As of the end
Class	the year	Additions	combination	translation	of the year
Seed and integrated products
HB4 soy and breeding program	31,371,088	3,587,337		—	34,958,425
Integrated seed products	3,181,155	—	—	38,653	3,219,808
Crop nutrition
Microbiological products	8,855,421	7,165,710	39,613,280	10,617	55,645,028
Other intangible assets
Trademarks and patents	12,183,045	49,748	55,420,441	—	67,653,234
Software	5,176,373	399,925	—	6,113	5,582,411
Customer loyalty	28,462,475	—	1,785,237	—	30,247,712
RG/RS/OX Wheat	5,000,000	—	—	—	5,000,000
Total	94,229,557	11,202,720	96,818,958	55,383	202,306,618

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

2.      Accumulated amortization as of June 30, 2023 is as follows:

	Amortization
	Accumulated
	as of			Accumulated
	beginning of		Foreign currency	as of the end
Class	the year	Of the year	translation	of the year
Seed and integrated products
HB4 soy and breeding program	1,568,554	1,710,190	—	3,278,744
Integrated seed products	43,997	332,531	2,272	378,800
Crop nutrition
Microbiological products	3,063,073	3,073,154	—	6,136,227
Other intangible assets
Trademarks and patents	3,916,004	3,976,477	—	7,892,481
Software	3,008,388	582,064	4,269	3,594,721
Customer loyalty	5,924,672	1,317,017	—	7,241,689
Total	17,524,688	10,991,433	6,541	28,522,662

3.     Gross carrying amount as of June 30, 2022 is as follows:

	Gross carrying amount
	As of the		Foreign
	beginning of		currency	As of the end
Class	the year	Additions	translation	of the year
Seed and integrated products
HB4 soy and breeding program	27,611,142	3,759,946	—	31,371,088
Integrated seed products	2,558,220	—	622,935	3,181,155
Crop nutrition
Microbiological products	6,037,680	1,389,738	1,428,003	8,855,421
Other intangible assets
Trademarks and patents	9,824,171	—	2,358,874	12,183,045
Software	3,784,593	389,039	1,002,741	5,176,373
Customer loyalty	23,203,397	—	5,259,078	28,462,475
RG/RS/OX Wheat	5,000,000	—	—	5,000,000
Total	78,019,203	5,538,723	10,671,631	94,229,557

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

4.      Accumulated amortization as of June 30, 2022 is as follows:

	Amortization
	Accumulated
	as of			Accumulated
	beginning of		Foreign currency	as of the end
Class	the year	Of the year	translation	of the year
Seed and integrated products
HB4 soy and breeding program	—	1,568,554	—	1,568,554
Integrated seed products	—	43,997	—	43,997
Crop nutrition
Microbiological products	2,041,023	505,133	516,917	3,063,073
Other intangible assets
Trademarks and patents	2,900,915	277,990	737,099	3,916,004
Software	1,935,552	591,077	481,759	3,008,388
Customer loyalty	3,799,351	1,174,641	950,680	5,924,672
Total	10,676,841	4,161,392	2,686,455	17,524,688

5.     Gross carrying amount as of June 30, 2021 is as follows:

	Gross carrying amount
			Additions
	As of the		from		Foreign
	beginning of		business	Transfers /	currency	As of the
Class	year	Additions	combination	Disposals	translation	end of year
Seed and integrated products
HB4 soy and breeding program (1)	7,345,923	20,471,002	—	(205,783)	—	27,611,142
Integrated seed products	2,296,955	—	—	—	261,265	2,558,220
Crop nutrition
Microbiological products	3,867,593	1,791,008	—	(51,716)	430,795	6,037,680
Other intangible assets
Trademarks and patents	8,432,746	4,834	499,329	—	887,262	9,824,171
Software	2,088,929	2,205,796	—	(711,441)	201,309	3,784,593
Customer loyalty	18,800,691	—	2,424,568	—	1,978,138	23,203,397
GLA/ARA safflower	—	2,931,699	—	(2,931,699)	—	—
RG/RS/OX Wheat	—	5,000,000	—	—	—	5,000,000
Total	42,832,837	32,404,339	2,923,897	(3,900,639)	3,758,769	78,019,203
(1)	Of the total additions, $18.4 million are associated with Arcadia’s transaction mentioned in Note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

6.     Accumulated amortization as of June 30, 2021 is as follows:

	Amortization
	Accumulated
	as of		Foreign	Accumulated
	beginning of		currency	as of the end of
Class	the year	Of the year	translation	the year
Crop nutrition
Microbiological products	1,363,962	523,992	153,069	2,041,023
Other intangible assets
Trademarks and patents	2,057,964	626,420	216,531	2,900,915
Software	1,401,964	396,207	137,381	1,935,552
Customer loyalty	2,675,483	842,363	281,505	3,799,351
Total	7,499,373	2,388,982	788,486	10,676,841

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

7.9.  Goodwill

	06/30/2023	06/30/2022	06/30/2021
Rizobacter Argentina S.A.	28,080,271	28,080,271	22,277,336
Bioceres Crops S.A.	7,523,322	7,523,324	6,003,780
Pro farm Group, Inc. (Note 6)	76,089,749	—	—
Insumos Agroquímicos S.A.	470,090	470,090	470,090
	112,163,432	36,073,685	28,751,206

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

Pro Farm Group Inc CGU. This CGU is composed of all revenues collected through Pro Farm from the production and sale of proprietary and third-party products, both in the domestic and international markets.

Management has made the estimates considering the cash flow projections projected by the management and third-party valuation reports on the assets, intangible assets and liabilities assumed. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The discount rate used ranges was 16.90% for Rizobacter and Bioceres Crops, 22% for Insuagro and 12.60 % for Pro Farm.

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

Budgeted product prices

The prices estimated in the revenue projections are based on current and projected market prices for the products and services of the CGUs.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

7.10.  Investment properties

	06/30/2023	06/30/2022	06/30/2021

Investment properties	3,589,749	—	—
	3,589,749	—	—

On May 3, 2023, the Group acquired a property from a client as a collection of its commercial debt. To date, we have not determined its future use and therefore it was classified as investment property.

The book value of the investment property does not differ significantly from its fair value.

7.11.  Trade and other payables

	06/30/2023	06/30/2022	06/30/2021
Current
Trade creditors	104,211,238	94,653,017	51,389,515
Shareholders and other related parties (Note 17)	35,292	44,579	52,864
Trade creditors - Parent company (Note 17)	644,191	670,730	193,718
Trade creditors - Joint ventures and associates (Note 17)	41,402,594	29,082,325	17,669,027
Taxes	3,561,058	1,265,771	2,556,945
Miscellaneous	953,301	133,198	229,339
	150,807,674	125,849,620	72,091,408

The trade and other payables include debts with grain producers. These debts represent payment obligations contracted by purchase contracts, which give the producer the right to set the price at any time between the delivery date and a future date. Those debts that are not fixed at closing are valued at their fair value and debts with a price set by the producer at their amortized cost.

The book value of financial instruments in this note is reasonable.

7.12.  Borrowings

	06/30/2023	06/30/2022	06/30/2021
Current
Bank overdrafts	—	—	32,838
Bank borrowings	61,303,952	48,305,535	33,684,287
Corporate bonds	35,547,510	12,845,934	24,742,752
Trust debt securities	7,296,506	6,492,733	3,470,448
Net loans payables- Parents companies and related parties to Parent (Note 17)	3,491,691	3,657,266	3,578,921
Subordinated loan	—	—	11,276,611
	107,639,659	71,301,468	76,785,857
Non-current
Bank borrowings	10,663,266	9,912,901	4,161,827
Corporate bonds	50,007,680	61,264,268	37,826,641
Net loans payables- Parent companies and related parties to Parent (Note 17)	—	3,000,000	6,000,000
	60,670,946	74,177,169	47,988,468

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The carrying value of some borrowings as of June 30, 2023 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	06/30/2023		06/30/2022		06/30/2021
	Amortized		Amortized		Amortized
	cost	Fair value	cost	Fair value	cost	Fair value
Current
Bank borrowings	60,302,563	57,209,155	48,305,535	46,589,131	33,684,287	32,770,615
Corporate Bonds	35,547,510	34,725,828	12,845,934	12,467,941	24,742,752	24,085,087

Non-current
Bank borrowings	10,663,266	10,374,646	9,912,901	9,344,755	4,161,827	3,864,666
Corporate Bonds	50,007,680	47,014,542	61,264,268	56,550,746	37,826,641	32,656,097

7.13.  Secured Notes

Secured Guaranteed Notes

On August 5, 2022, the 25% of the outstanding capital of the convertible note that we had issued in 2020 and which the 75% was already converted into shares on March 16, 2022, were converted into 1.5 million shares. Bioceres has repurchased such shares for $24 million issuing the “The Secured Guaranteed Notes”.

The Secured Guaranteed Notes due 2026 mature 48 months after the issue date and bear interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date and 14.0% from 37 through 48 months after the issue date. Interest is payable semi-annually. The Secured Guaranteed Notes due 2026 have no conversion rights into our ordinary shares.

The carrying value the Secured Guaranteed Notes as of June 30, 2023 are measured at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $25.1 million.

Secured Convertible Guaranteed Notes

On August 8, 2022, we issued the Secured Guaranteed Convertible Notes for a total principal amount of $55 million. The notes have a 4- year maturity and accrue interest at an annual interest rate of 9%, of which 5% is payable in cash and 4% in-kind. At any time up to maturity the note holders might opt to convert the outstanding principal amount into common shares of Bioceres at a strike price of $18 per share. The Company can repurchase the notes voluntarily 30 months after the issue date.

At inception, the fair value of the liability component of the Secured Convertible Guaranteed Notes was measured using a discount rate of 13.57%.

The carrying value the Secured Convertible Guaranteed Notes as of June 30, 2023 are measured at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $51.9 million.

Under the terms of the Secured Convertible Guaranteed Notes, the Group is in compliance with covenants.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

7.14.  Employee benefits and social security

	06/30/2023	06/30/2022	06/30/2021
Current
Salaries, accrued incentives, vacations and social security	9,388,639	7,337,774	2,341,351
Key management personnel (Note 17)	218,068	281,347	2,338,727
	9,606,707	7,619,121	4,680,078

7.15.  Deferred revenue and advances from customers

	06/30/2023	06/30/2022	06/30/2021
Current
Advances from customers	9,216,032	5,895,313	6,277,313
Deferred revenue (Note 6)	15,659,630	—	—
	24,875,662	5,895,313	6,277,313
Non-current
Advances from customers	620,893	—	—
Deferred revenue (Note 6)	1,436,912	—	—
	2,057,805	—	—

7.16.  Provisions

	06/30/2023	06/30/2022	06/30/2021
Provisions for contingencies	891,769	603,022	449,847
	891,769	603,022	449,847

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

The roll forward of the provision is in Note 7.17.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

7.17.  Changes in allowances and provisions

			Additions		Currency
			from business	Uses and	conversion
Item	06/30/2022	Additions	combination	reversals	difference	06/30/2023
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(7,142,252)	(1,327,385)	—	1,797,648	(753,615)	(7,425,604)
Allowance for obsolescence	(1,104,750)	(1,066,777)	(531,232)	690,503	(480,243)	(2,492,499)

Total deducted from assets	(8,247,002)	(2,394,162)	(531,232)	2,488,151	(1,233,858)	(9,918,103)

INCLUDED IN LIABILITIES

Provisions for contingencies	(603,022)	(221,008)	(393,073)	—	325,334	(891,769)

Total included in liabilities	(603,022)	(221,008)	(393,073)	—	325,334	(891,769)

Total	(8,850,024)	(2,615,170)	(924,305)	2,488,151	(908,524)	(10,809,872)

				Currency
			Uses and	conversion
Item	06/30/2021	Additions	reversals	difference	06/30/2022
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(5,858,503)	(1,598,042)	—	314,293	(7,142,252)
Allowance for obsolescence	(1,112,950)	(849,641)	270,032	587,809	(1,104,750)

Total deducted from assets	(6,971,453)	(2,447,683)	270,032	902,102	(8,247,002)

INCLUDED IN LIABILITIES

Provisions for contingencies	(449,847)	(292,732)	—	139,557	(603,022)

Total included in liabilities	(449,847)	(292,732)	—	139,557	(603,022)

Total	(7,421,300)	(2,740,415)	270,032	1,041,659	(8,850,024)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

			Additions		Currency
			from business	Uses and	conversion
Item	06/30/2020	Additions	combination	reversals	difference	06/30/2021
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(3,886,832)	(698,741)	(852,926)	284,727	(704,731)	(5,858,503)
Allowance for impairment of related parties	(768)	—	—	565	203	—
Allowance for obsolescence	(1,107,870)	(643,530)	(8,850)	474,945	172,355	(1,112,950)

Total deducted from assets	(4,995,470)	(1,342,271)	(861,776)	760,237	(532,173)	(6,971,453)

INCLUDED IN LIABILITIES

Provisions for contingencies	(417,396)	(162,321)	—	3,503	126,367	(449,847)

Total included in liabilities	(417,396)	(162,321)	—	3,503	126,367	(449,847)

Total	(5,412,866)	(1,504,592)	(861,776)	763,740	(405,806)	(7,421,300)

8.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8.1.  Revenue from contracts with customers

	06/30/2023	06/30/2022	06/30/2021
Sale of goods and services	385,295,414	326,460,004	204,674,072
Royalties	1,247,567	1,995,584	2,023,548
Right of use licenses	32,903,458	—	—
	419,446,439	328,455,588	206,697,620

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 17.

8.2.  Cost of sales

Item	06/30/2023	06/30/2022	06/30/2021
Inventories as of the beginning of the year	78,759,610	39,052,925	29,338,548
Business combination	11,182,602	—	5,611,918
Purchases of the year	233,471,036	229,990,487	112,084,246
Production costs	23,227,844	15,756,739	11,169,890
Foreign currency translation	806,106	2,323,554	(509,874)
Subtotal	347,447,198	287,123,705	157,694,728
Inventories as of the end of the year (*)	(111,990,145)	(78,759,610)	(39,052,925)
Cost of sales	235,457,053	208,364,095	118,641,803

(*) Net of agricultural products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

8.3.  R&D classified by nature

	Research	Research	Research
	and	and	and
	development	development	development
	expenses	expenses	expenses
Item	06/30/2023	06/30/2022	06/30/2021
Amortization of intangible assets	4,804,768	2,348,778	1,138,720
Analysis and storage	52,660	—	—
Commissions and royalties	16,257	57,662	—
Import and export expenses	855	—	5,220
Depreciation of property, plant and equipment	577,785	438,010	454,575
Freight and haulage	17,429	—	2,335
Employee benefits and social securities	4,530,533	1,787,163	1,430,277
Maintenance	452,449	87,707	54,551
Energy and fuel	111,481	59,170	44,518
Supplies and materials	2,924,994	1,533,211	1,401,869
Mobility and travel	243,865	140,179	29,783
Impairment of R&D projects	—	—	51,716
Share-based incentives	136,754	48,934	—
Professional fees and outsourced services	660,887	197,289	235,443
Professional fees related parties	542,551	180,901	691,723
Office supplies	93,623	4,254	5,170
Information technology expenses	31,356	5,325	14,531
Insurance	78,673	12,541	24,439
Depreciation of leased assets	68,321	36,426	23,286
Miscellaneous	74	9,910	9,499
Total	15,345,315	6,947,460	5,617,655

	06/30/2023	06/30/2022	06/30/2021

R&D capitalized (Note 7.8)	10,753,047	5,149,684	3,906,630
R&D profit and loss	15,345,315	6,947,460	5,617,655
Total	26,098,362	12,097,144	9,524,285

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

8.4.  Expenses classified by nature and function

		Selling, general
		and
		administrative	Total
Item	Production costs	expenses	06/30/2023
Amortization of intangible assets	173,032	6,013,633	6,186,665
Analysis and storage	4,496	700,671	705,167
Commissions and royalties	127,771	1,396,750	1,524,521
Import and export expenses	150,402	794,561	944,963
Depreciation of property, plant and equipment	2,161,236	2,094,253	4,255,489
Depreciation of leased assets	468,524	3,029,049	3,497,573
Impairment of receivables	—	1,327,385	1,327,385
Freight and haulage	2,427,296	9,645,962	12,073,258
Employee benefits and social securities	9,973,301	38,030,033	48,003,334
Maintenance	1,195,111	2,067,672	3,262,783
Energy and fuel	967,412	397,305	1,364,717
Supplies and materials	1,075,319	1,047,720	2,123,039
Mobility and travel	90,848	4,140,153	4,231,001
Publicity and advertising	2,528	5,668,569	5,671,097
Contingencies	—	221,008	221,008
Share-based incentives	—	3,278,354	3,278,354
Professional fees and outsourced services	2,629,567	13,498,757	16,128,324
Professional fees related parties	—	277,137	277,137
Office supplies and registrations fees	229,500	833,430	1,062,930
Insurance	230,388	3,006,387	3,236,775
Information technology expenses	11,556	3,087,945	3,099,501
Obsolescence	1,012,788	53,989	1,066,777
Taxes	255,227	11,533,391	11,788,618
Miscellaneous	41,542	858,633	900,175
Total	23,227,844	113,002,747	136,230,591

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2022
Amortization of intangible assets	177,782	1,634,832	1,812,614
Commissions and royalties	165,013	1,661,984	1,826,997
Import and export expenses	241,301	843,383	1,084,684
Depreciation of property, plant and equipment	1,243,606	2,087,389	3,330,995
Depreciation of leased assets	249,230	971,882	1,221,112
Impairment of receivables	—	1,598,042	1,598,042
Freight and haulage	931,592	9,528,553	10,460,145
Employee benefits and social securities	7,750,363	22,980,983	30,731,346
Maintenance	929,600	1,499,107	2,428,707
Energy and fuel	555,066	53,146	608,212
Supplies and materials	773,873	2,103,877	2,877,750
Mobility and travel	60,326	2,399,260	2,459,586
Publicity and advertising	—	4,840,864	4,840,864
Contingencies	—	292,732	292,732
Share-based incentives	—	1,381,811	1,381,811
Professional fees and outsourced services	1,483,627	7,792,707	9,276,334
Professional fees related parties	—	389,714	389,714
Office supplies and registrations fees	197,033	776,542	973,575
Insurance	99,001	1,620,959	1,719,960
Information technology expenses	1,002	1,863,134	1,864,136
Obsolescence	849,641	—	849,641
Taxes	47,296	10,671,564	10,718,860
Miscellaneous	1,387	491,347	492,734
Total	15,756,739	77,483,812	93,240,551

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2021
Amortization of intangible assets	—	1,250,262	1,250,262
Analysis and storage	23,417	123,168	146,585
Commissions and royalties	971,932	996,636	1,968,568
Import and export expenses	70,783	720,888	791,671
Depreciation of property, plant and equipment	1,274,206	1,319,758	2,593,964
Depreciation of leased assets	159,325	644,709	804,034
Impairment of receivables	—	560,931	560,931
Freight and haulage	488,683	3,894,696	4,383,379
Employee benefits and social securities	4,974,759	14,979,262	19,954,021
Maintenance	632,406	586,614	1,219,020
Energy and fuel	336,812	52,710	389,522
Supplies and materials	516,431	203,250	719,681
Mobility and travel	11,225	940,619	951,844
Publicity and advertising	—	2,518,286	2,518,286
Contingencies	—	158,818	158,818
Share-based incentives	—	1,655,135	1,655,135
Professional fees and outsourced services	787,462	7,668,043	8,455,505
Professional fees related parties	—	157,714	157,714
Office supplies and registrations fees	217,146	463,790	680,936
Insurance	79,272	993,738	1,073,010
Information technology expenses	441	1,347,374	1,347,815
Obsolescence	579,832	—	579,832
Taxes	44,228	6,001,292	6,045,520
Miscellaneous	1,530	364,208	365,738
Total	11,169,890	47,601,901	58,771,791

8.5.  Other income or expenses, net

	06/30/2023	06/30/2022	06/30/2021
Net result from commercialization of agricultural products	174,122	(5,536,561)	(1,236,533)
Reimbursements for exports	—	615,840	127,923
Expenses recovery	79,274	616,975	210,472
Other income or expenses, net	831,496	1,023,526	618,779
	1,084,892	(3,280,220)	(279,359)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

8.6.  Finance results

	06/30/2023	06/30/2022	06/30/2021
Financial costs
Interest expenses with the Parents (Note 17)	(462,575)	(817,170)	(1,219,776)
Interest expenses	(20,767,168)	(14,135,820)	(17,702,770)
Financial commissions	(2,558,342)	(2,973,207)	(2,317,690)
	(23,788,085)	(17,926,197)	(21,240,236)

Other financial results
Exchange differences generated by assets	(20,410,188)	33,661,590	22,161,855
Exchange differences generated by liabilities	10,890,789	(46,154,598)	(35,541,048)
Changes in fair value of financial assets or liabilities and other financial results	(2,209,036)	2,966,135	(5,057,589)
Net gain of inflation effect on monetary items	438,502	1,646,774	11,824,678
	(11,289,933)	(7,880,099)	(6,612,104)

9.    TAXATION

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	06/30/2023	06/30/2022	06/30/2021
Current assets
Income tax	9,444,898	1,647,398	990,881
	9,444,898	1,647,398	990,881
Non-current assets
Income tax	15,911	42,513	12,589
Minimum presumed income tax	375	1,899	—
	16,286	44,412	12,589

	06/30/2023	06/30/2022	06/30/2021
Liabilities
Income tax	509,034	7,538,764	7,452,891
	509,034	7,538,764	7,452,891

The roll forward of net deferred tax as of June 30, 2023, 2022 and 2021 is as follows:

	06/30/2023	06/30/2022	06/30/2021
Beginning of the year deferred tax	(24,994,569)	(22,421,125)	(14,164,930)
Additions for business combination	(6,335,717)	—	(777,622)
Charge for the year	2,380,157	1,031,836	(4,257,912)
Charge to OCI	712,458	2,645,997	(1,388,022)
Conversion difference	(234,712)	(6,251,277)	(1,832,639)
Total net deferred tax	(28,472,383)	(24,994,569)	(22,421,125)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The roll forward of deferred tax assets and liabilities as of June 30, 2023, 2022 and 2021 are as follows:

		Additions	Income
	Balance	for business	tax	Charge	Conversion	Balance
Deferred tax assets	06/30/2022	combination	provision	to OCI	difference	30/06/2023
Tax Loss-Carry Forward	2,683,161	10,369,053	4,052,151	—	(402,582)	16,701,783
Changes in fair value of financial assets or liabilities	113,029	—	(108,217)	—	(1,705)	3,107
Trade receivables	91,604	—	70,748	—	192,389	354,741
Allowances	654,260	—	175,692	—	(33,346)	796,606
Royalties	525,057	—	200,979	—	(2,953)	723,083
Others	2,500,218	—	1,713,497	—	(3,280)	4,210,435
Total deferred tax assets	6,567,329	10,369,053	6,104,850	—	(251,477)	22,789,755

		Additions	Income
	Balance	for business	tax	Charge	Conversion	Balance
Deferred tax liabilities	06/30/2022	combination	provision	to OCI	difference	30/06/2023
Intangible assets	(13,664,699)	(16,601,120)	1,399,616	—	67,236	(28,798,967)
Property, plant and equipment depreciation	(14,190,560)	(103,650)	37,949	712,458	(76,348)	(13,620,151)
Inflation tax adjustment	(1,607,912)	—	1,015,276	—	25,877	(566,759)
Inventories	(1,538,310)	—	(4,441,468)	—	—	(5,979,778)
Government grants	(2,215)	—	2,215	—	—	—
Others financial assets	(402,390)	—	(1,748,016)	—	—	(2,150,406)
Right-of-use leased asset	(113,994)	—	(6,446)	—	—	(120,440)
Others	(41,818)	—	16,181	—	—	(25,637)
Total deferred tax liabilities	(31,561,898)	(16,704,770)	(3,724,693)	712,458	16,765	(51,262,138)

Net deferred tax	(24,994,569)	(6,335,717)	2,380,157	712,458	(234,712)	(28,472,383)

			Transfer
			from
		Income	deferred
	Balance	tax	tax	Charge	Conversion	Balance
Deferred tax assets	06/30/2021	provision	liabilities	to OCI	difference	06/30/2022
Tax Loss-Carry Forward	3,226,305	(553,702)	—	—	10,558	2,683,161
Changes in fair value of financial assets or liabilities	89,574	2,917	—	—	20,538	113,029
Trade receivables	609,913	(670,808)	—	—	152,499	91,604
Allowances	—	—	654,260	—	—	654,260
Royalties	485,426	(83,220)	—	—	122,851	525,057
Others	1,552,370	659,511	—	—	288,337	2,500,218
Total deferred tax assets	5,963,588	(645,302)	654,260	—	594,783	6,567,329

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

			Transfer
			from
		Income	deferred
	Balance	tax	tax	Charge	Conversion	Balance
	06/30/2021	provision	assets	to OCI	difference	06/30/2022
Intangible assets	(10,624,621)	(599,428)	—	—	(2,440,650)	(13,664,699)
Property, plant and equipment	(12,632,296)	(1,149,988)	—	2,645,997	(3,054,273)	(14,190,560)
Inflation tax adjustment	(2,682,172)	1,744,722	—	—	(670,462)	(1,607,912)
Allowances	(78,076)	687,155	(654,260)	—	45,181	—
Inventories	(1,821,524)	872,120	—	—	(588,906)	(1,538,310)
Biological assets	(229,296)	287,329	—	—	(58,033)	—
Government grants	(3,179)	1,768	—	—	(804)	(2,215)
Others financial assets	(276,800)	(55,050)	—	—	(70,540)	(402,390)
Right-of-use leased asset	(32,651)	(73,770)	—	—	(7,573)	(113,994)
Others	(4,098)	(37,720)	—	—	—	(41,818)
Total deferred tax liabilities	(28,384,713)	1,677,138	(654,260)	2,645,997	(6,846,060)	(31,561,898)

Net deferred tax	(22,421,125)	1,031,836	—	2,645,997	(6,251,277)	(24,994,569)

				Transfer
				from
		Additions	Income	deferred
	Balance	for business	tax	tax	Charge	Conversion	Balance
Deferred tax assets	06/30/2020	combination	provision	liabilities	to OCI	difference	06/30/2021
Tax Loss-Carry Forward	2,362,657	—	982,329	—	—	(118,681)	3,226,305
Changes in fair value of financial assets or liabilities	41,183	—	51,037	—	—	(2,646)	89,574
Trade receivables	1,068,054	—	138,438	—	—	(596,579)	609,913
Royalties	245,140	—	214,493	—	—	25,793	485,426
Right-of-use leased asset	5,424	—	(38,793)	32,651	—	718	—
Others	813,294	370,556	(427,433)	—	—	795,953	1,552,370
Total deferred tax assets	4,535,752	370,556	920,071	32,651	—	104,558	5,963,588

				Transfer
				from
		Additions	Income	deferred
	Balance	for business	tax	tax	Charge	Conversion	Balance
Deferred tax liabilities	06/30/2020	combination	provision	assets	to OCI	difference	06/30/2021
Intangible assets	(6,839,112)	(882,434)	(2,188,663)	—	—	(714,412)	(10,624,621)
Property, plant and equipment	(9,365,882)	(537,922)	(357,614)	—	(1,388,022)	(982,856)	(12,632,296)
Borrowings	(7,930)	—	8,797	—	—	(867)	—
Inflation tax adjustment	(2,032,078)	73,755	(527,654)	—	—	(196,195)	(2,682,172)
Allowances	(209,490)	201,969	(46,622)	—	—	(23,933)	(78,076)
Inventories	(237,258)	(3,546)	(1,561,687)	—	—	(19,033)	(1,821,524)
Biological assets	—	—	(229,296)	—	—	—	(229,296)
Government grants	(3,939)	—	1,174	—	—	(414)	(3,179)
Others financial assets	—	—	(277,841)	—	—	1,041	(276,800)
Right-of-use leased asset	—	—	—	(32,651)	—	—	(32,651)
Others	(4,993)	—	1,423	—	—	(528)	(4,098)
Total deferred tax liabilities	(18,700,682)	(1,148,178)	(5,177,983)	(32,651)	(1,388,022)	(1,937,197)	(28,384,713)

Net deferred tax	(14,164,930)	(777,622)	(4,257,912)	—	(1,388,022)	(1,832,639)	(22,421,125)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The following table provides a reconciliation of the statutory tax rate to the effective tax rate. As the operations of the Group’s Argentine subsidiaries are the most significant source of profit or loss before tax, the following reconciliation has been prepared using the Argentine statutory tax rate:

	06/30/2023	06/30/2022	06/30/2021
Earnings before income tax-rate	19,105,947	14,063,630	10,530,548
Income tax benefit (expense) by applying tax rate in force in the respective countries	1,331,544	(9,166,026)	(8,481,737)
Share of profit or loss of subsidiaries, joint ventures and associates	241,301	440,944	274,877
Stock options charge	(558,026)	(50,163)	(58,248)
Rate change adjustment	—	—	(1,780,962)
Non-deductible expenses	(371,316)	(303,518)	(365,350)
Non-taxable gain	—	—	557,911
Foreign investment coverage	—	510,487	390,170
Tax inflation adjustment	7,920,895	1,826,488	(2,182,988)
Result of inflation effect on monetary items and other finance results	(8,120,822)	(10,669,710)	(3,181,733)
Others	625,076	(561,036)	476,890
Income tax expenses	1,068,652	(17,972,534)	(14,351,170)

The Group did not recognize deferred income tax liabilities of $2,105,753, $3,466,195, $2,497,033 as of June 30, 2023, 2022 and 2021, respectively, related to their investments in foreign subsidiaries, associates and joint ventures. In addition, the withholdings and/or similar taxes paid at source may be creditable against the Group’s potential final tax liability.

Principal statutory taxes rates in the countries where the Group operates for all of the years presented are:

	Income tax rate
Tax jurisdiction	2023	2022	2021
Argentina	25% - 35%	25% - 35%	30%
Cayman Island	0%	0%	0%
Paraguay	10%	10%	10%
Uruguay	25%	25%	25%
France	25%	25%	26.5%
Brazil	34%	34%	34%
United States of America	21%	21%	21%

	06/30/2023	06/30/2022	06/30/2021
Current tax expense	(1,311,505)	(19,004,370)	(10,093,258)
Deferred tax	2,380,157	1,031,836	(4,257,912)
Total	1,068,652	(17,972,534)	(14,351,170)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2023 are as follows:

Fiscal year	Tax-Loss Carry forward	Tax-Loss Carry forward	Prescription	Tax jurisdiction
2018	57,812	17,344	2023	Argentina
2019	61,535	15,384	2024	Argentina
2020	396,746	99,187	2025	Argentina
2020	223,999	47,040	2040	United States of America
2021	2,017,350	584,306	2026	Argentina
2021	511,839	107,486	2041	United States of America
2022	1,330,799	365,283	2027	Argentina
2022	1,072,159	225,154	2042	United States of America
2023	11,457,538	3,782,248	2028	Argentina
2023	51,574,868	10,830,722	2043	United States of America
2023	1,845,968	627,629	2028	Brazil
Total	70,550,613	16,701,783

The amount of tax losses for the fiscal year ended on June 30, 2023 is an estimate of the amount to be presented in the tax return.

The amount and expiry date of unused tax credits of Argentina minimum presumed income tax as of June 30, 2023 amounted to $0.4 million that corresponds to fiscal year 2016 and will expired on 2026.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

10.    EARNING PER SHARE

	06/30/2023	06/30/2022	06/30/2021
Numerator
Profit (Loss) for the year (basic EPS)	18,779,876	(7,199,618)	(6,870,163)
Profit (Loss) for the year (diluted EPS)	18,779,876	(7,199,618)	(6,870,163)
Denominator
Weighted average number of shares (basic EPS)	62,146,082	42,302,318	39,218,632
Weighted average number of shares (diluted EPS)	63,185,508	42,302,318	39,218,632

Basic profit (loss) attributable to ordinary equity holders of the parent	0.3022	(0.1702)	(0.1752)
Diluted profit (loss) attributable to ordinary equity holders of the parent	0.2972	(0.1702)	(0.1752)

For the year ended June 30, 2023, diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and the convertible notes.

The stock options were included in the diluted EPS calculation for the year ended June 30, 2023 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

Convertible notes outstanding were not included in the diluted EPS calculations for the year ended June 30, 2023 because the interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

11.   INFORMATION ABOUT COMPONENTS OF EQUITY

Capital issued

As of June 30, 2023, we had, (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 62,796,774 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 4,042,869 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,194,032, shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

Convertible notes

Convertibles notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column. See Note 7.13.

Non-controlling interests

The subsidiaries whose non-controlling interest is significant as of June 30, 2023, 2022 and 2021 is:

Name	06/30/2023	06/30/2022	06/30/2021
Rizobacter Argentina S.A.	20%	20%	20%
Insumos Agroquímicos S.A.	38.68%	38.68%	49.9%

Below is a detail of the summarized financial information of Rizobacter and Insuagro, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Rizobacter

Summary financial statements:

	06/30/2023	06/30/2022	06/30/2021
Current assets	335,866,177	294,372,669	175,906,282
Non-current assets	89,038,654	77,663,085	59,860,206
Total assets	424,904,831	372,035,754	235,766,488

Current liabilities	232,082,379	181,999,148	120,036,912
Non-current liabilities	93,498,026	98,070,280	57,480,984
Total liabilities	325,580,405	280,069,428	177,517,896

Equity attributable to controlling interest	99,323,049	91,965,153	58,246,057
Equity attributable to non-controlling interest	1,377	1,173	2,535
Total equity	99,324,426	91,966,326	58,248,592

Total liabilities and equity	424,904,831	372,035,754	235,766,488

Summary statements of comprehensive income or loss

	06/30/2023	06/30/2022	06/30/2021
Revenues	288,880,411	280,625,028	189,749,478
Initial recognition and changes in the fair value of biological assets at the point of harvest	(3,199,885)	3,973,780	1,552,746
Cost of sales	(178,970,954)	(176,497,573)	(106,636,141)
Gross margin	106,709,572	108,101,235	84,666,083

Research and development expenses	(3,851,144)	(3,190,439)	(3,208,904)
Selling, general and administrative expenses	(68,580,834)	(59,057,350)	(37,500,952)
Share of profit or loss of joint ventures and associates	222,364	611,989	481,442
Other income	361,639	113,378	507,246
Operating profit	34,861,597	46,578,813	44,944,915

Financial results	(25,356,667)	(12,668,145)	(11,032,748)
Profit before taxes	9,504,930	33,910,668	33,912,167

Income tax expense	(3,064,006)	(16,788,853)	(14,141,515)
Result for the year	6,440,924	17,121,815	19,770,652

Foreign exchange differences on translation of foreign operations	1,075,805	1,824,666	1,704,590
Revaluation of property, plant and equipment, net of tax	(1,435,739)	(5,308,610)	(2,682,457)
Total comprehensive result	6,080,990	13,637,871	18,792,785

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2023, 2022 and 2021.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Insuagro

Summary financial statements:

	06/30/2023	06/30/2022	06/30/2021
Current assets	46,335,283	40,361,614	23,293,521
Non-current assets	2,056,730	2,295,965	2,907,928
Total assets	48,392,013	42,657,579	26,201,449

Current liabilities	39,442,599	35,464,893	20,297,799
Non-current liabilities	1,242,098	118,460	1,341,613
Total liabilities	40,684,697	35,583,353	21,639,412

Total equity	7,707,316	7,074,226	4,562,037

Total liabilities and equity	48,392,013	42,657,579	26,201,449

Summary statements of comprehensive income or loss

	06/30/2023	06/30/2022	06/30/2021
Revenues	55,710,643	49,116,626	7,600,041
Cost of sales	(42,765,656)	(35,181,813)	(5,886,326)
Gross margin	12,944,987	13,934,813	1,713,715

Selling, general and administrative expenses	(7,931,425)	(7,894,444)	(1,065,147)
Other income or expenses, net	9,833	159,794	18,305
Operating profit	5,023,395	6,200,163	666,873

Financial results	(2,403,656)	(2,954,581)	(961,635)
Profit/(loss) before tax	2,619,739	3,245,582	(294,762)
Income tax	(1,053,372)	(1,421,973)	127,876
Profit/(loss) for the year	1,566,367	1,823,609	(166,886)

Exchange differences on translation of foreign operations	—	733,029	180,519
Revaluation of property, plant and equipment, net of tax	(31,610)	—	—
Total comprehensive result	1,534,757	2,556,638	13,633

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

12.    CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2023	06/30/2022	06/30/2021
Investment activities
Net assets acquisition by business combination (Note 6)	152,070,313	—	6,612,409
Investment in-kind in other related parties (Note 17)	1,163,384	1,580,556	714,359
Settlement of receivables through PPE contribution	—	—	2,164,156
Acquisition of assets financed by debt	—	—	7,637,972
Acquisition of assets through issuance of capital	—	—	15,000,000
Capitalization of interest on buildings in progress	74,710	—	—
Financed sale of property, plant and equipment	—	1,734,281	—
Investment properties	3,589,749	—	—
Sale of equity investee (Note 13)	(133,079)	—	—
Non-monetary contributions in joint ventures and associates (Note 13)	—	3,000	2,931,699
	156,765,077	3,317,837	35,060,595

	06/30/2023	06/30/2022	06/30/2021
Financing activities
Capitalization of convertible notes (Note 7.13)	12,211,638	36,244,460	—
Purchase of own shares (Note 7.13)	(24,025,718)	—	—
Consideration for acquisition	—	—	(2,625,335)
Acquisition of non-controlling interest in subsidiaries	—	255,893	—
	(11,814,080)	36,500,353	(2,625,335)

The Group has incorporated the assets and liabilities from Pro Farm Group Inc mentioned in Note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2020	104,948,345	452,654	43,029,834	148,430,833
Proceeds	143,499,367	—	—	143,499,367
Decrease bank overdraft and other short-term borrowings	(3,442,491)	—	—	(3,442,491)
Payments	(113,100,032)	—	—	(113,100,032)
Financing for assets acquisitions	—	11,214,929		11,214,929
Debt incorporated by business combination	5,928,748			5,928,748
Interest payment	(12,923,746)	—	—	(12,923,746)
Exchange differences, currency translation differences and other financial results	(135,866)	122,950	5,634,178	5,621,262
As of June 30, 2021	124,774,325	11,790,533	48,664,012	185,228,870

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2021	124,774,325	11,790,533	48,664,012	185,228,870
Proceeds	140,431,184	—	—	140,431,184
Decrease bank overdraft and other short-term borrowings	(32,838)	—	—	(32,838)
Payments	(110,625,272)	—	—	(110,625,272)
Financing for assets acquisitions	—	264,661	—	264,661
Conversion of Convertible Notes (Note 7.13)	—	—	(36,244,460)	(36,244,460)
Interest payment	(8,787,586)	—	(4,222,248)	(13,009,834)
Exchange differences, currency translation differences and other financial results	(281,176)	847,596	4,361,767	4,928,187
As of June 30, 2022	145,478,637	12,902,790	12,559,071	170,940,498

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2022	145,478,637	12,902,790	12,559,071	170,940,498
Proceeds	24,817,888	—	55,000,000	79,817,888
Payments	(13,596,339)	(3,148,617)	—	(16,744,956)
Conversion of Convertible Notes (Note 7.13)	—	—	(9,109,516)	(9,109,516)
Interest payment	(12,873,219)	—	(5,173,742)	(18,046,961)
Exchange differences, currency translation differences and other financial results	24,483,638	(4,760,917)	21,937,333	41,660,054
As of June 30, 2023	168,310,605	4,993,256	75,213,146	248,517,007

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

13.    JOINT VENTURES AND ASSOCIATES

	06/30/2023	06/30/2022	06/30/2021
Assets
Synertech Industrias S.A.	36,026,710	35,646,740	27,572,597
Indrasa Biotecnología S.A.	—	70,466	54,957
Alfalfa Technologies S.R.L.	36,502	74,827	97,920
Moolec Science Limited	—	2,759,059	2,931,699
Moolec Science S.A.	3,233,598	3,000	—
	39,296,810	38,554,092	30,657,173

On December 28, 2022, Bioceres has contributed all of its ownership in Moolec Science Limited to Moolec Science S.A. (“Moolec Science”) in exchange of 1,560,000 ordinary shares. Our total ownership in Moolec Science reaches 1,860,000 ordinary shares.

	06/30/2023	06/30/2022	06/30/2021
Liabilities
Trigall Genetics S.A.	622,823	717,948	1,278,250
	622,823	717,948	1,278,250

Changes in joint ventures investments and affiliates:

	06/30/2023	06/30/2022	06/30/2021
As of the beginning of the year	37,836,144	29,378,923	23,103,963
Monetary contributions	—	—	101,883
Non-monetary contributions (Note 12)	—	3,000	2,931,699
Revaluation of property, plant and equipment	(184,630)	(586,268)	(413,618)
Share-based incentives	3,825	50,315	—
Sale of equity investee - Indrasa Biotecnología S.A.	(133,079)	—	—
Foreign currency translation	(46,901)	7,845,756	2,657,567
Share of profit or loss	1,198,628	1,144,418	997,429
As of the end of the year	38,673,987	37,836,144	29,378,923

Share of profit or loss of joint ventures and affiliates:

	06/30/2023	06/30/2022	06/30/2021
Trigall Genetics S.A.	103,703	670,065	270,579
Synertech Industrias S.A.	564,598	856,006	708,550
Moolec Science Limited	—	(383,447)	—
Moolec Science S.A.	467,714	—	—
Indrasa Biotecnología S.A.	62,613	1,794	18,300
	1,198,628	1,144,418	997,429

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Summarized financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in relation to the joint ventures is presented below:

	Trigall Genetics (i)
Summarized balance sheet	06/30/2023	06/30/2022	06/30/2021
Current assets
Cash and cash equivalents	39,085	36,479	13,798
Other current assets	4,824,095	3,787,140	1,949,590
Total current assets	4,863,180	3,823,619	1,963,388
Non-current assets
Intangible assests	15,943,633	14,485,757	13,335,653
Investments in joint ventures and associates	3,027,061	—	—
Total non-current assets	18,970,694	14,485,757	13,335,653
Current liabilities
Other current liabilities	2,696,046	1,638,939	1,257,070
Total current liabilities	2,696,046	1,638,939	1,257,070
Non-current liabilities
Financial liabilities	18,498,360	13,947,658	12,184,030
Other non- current liabilities	471,444	745,008	1,000,774
Total non-current liabilities	18,969,804	14,692,666	13,184,804
Net assets	2,168,024	1,977,771	857,167

	Trigall Genetics (i)
Summarized statements of comprehensive income	06/30/2023	06/30/2022	06/30/2021
Revenue	2,010,229	2,205,849	1,110,303
Finance income	—	—	22,470
Finance expense	(718,388)	(97,419)	(3,586)
Depreciation and amortization	(507,860)	(234,190)	—
Profit of the year	207,410	1,340,129	586,773
Other comprehensive income	(17,156)	—	—
Total comprehensive income	190,254	1,340,129	586,773

	Synertech
Summarized balance sheet	06/30/2023	06/30/2022	06/30/2021
Current assets
Cash and cash equivalents	745,758	202,078	540,149
Other current assets	49,857,184	39,346,866	17,274,878
Total current assets	50,602,942	39,548,944	17,815,027
Non-current assets
Property, plan and equipment	12,277,213	13,846,826	13,422,832
Other non- current assets	74,459	—	39,171
Total non-current assets	12,351,672	13,846,826	13,462,003
Current liabilities
Financial liabilities	18,747,463	6,995,247	1,346,327
Other current liabilities	11,501,222	17,684,155	6,807,330
Total current liabilities	30,248,685	24,679,402	8,153,657
Non-current liabilities
Financial liabilities	—	84,391	331,306
Other non- current liabilities	3,841,374	3,257,934	4,119,471
Total non-current liabilities	3,841,374	3,342,325	4,450,777
Net assets	28,864,555	25,374,043	18,672,596

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

	Synertech
Summarized statements of comprehensive income	06/30/2023	06/30/2022	06/30/2021
Revenue	62,798,136	61,117,486	23,759,744
Finance income	633,741	7,019,720	5,584,007
Finance expense	(6,768,810)	(8,644,475)	(6,283,955)
Depreciation and amortization	(2,032,809)	(1,339,357)	(39,171)
(Loss)/Profit of the year	3,980,995	(2,429,401)	1,776,244
Other comprehensive (loss)/income	(369,259)	(1,172,537)	(827,236)
Total comprehensive (loss)/income	3,611,736	(3,601,938)	949,008

14.  SEGMENT INFORMATION

The Group is organized into three main operating segments:

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

Crop protection

The crop protection segment mainly includes the development, production and marketing of high-tech adjuvants and a full range of pest control molecules and biocontrol products. Adjuvants are used in mixtures to facilitate the application and effectiveness of active ingredients, such as insecticides, leading to better performance, reduced usage rates and lower residue levels Insecticides and fungicides are applied to control pests and significantly reduce disease during the germination period.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The following tables present information with respect to the Group’s reporting segments:

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2023	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	55,360,397	205,685,451	157,153,024	418,198,872
Royalties	1,247,567	—	—	1,247,567
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	319,428	153,460	137,666	610,554
Changes in the net realizable value of agricultural products after harvest	(1,409,874)	(1,550,570)	(1,390,989)	(4,351,433)
Total	55,517,518	204,288,341	155,899,701	415,705,560

Cost of sales	(31,012,687)	(137,529,299)	(66,915,067)	(235,457,053)
Gross profit per segment	24,504,831	66,759,042	88,984,634	180,248,507
% Gross margin	44%	33%	57%	43%

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2022	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	45,862,562	173,095,092	107,502,350	326,460,004
Royalties	1,995,584	—	—	1,995,584
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	3,672,192	1,171,749	1,544,089	6,388,030
Changes in the net realizable value of agricultural products after harvest	(214,350)	111,282	60,545	(42,523)
Total	51,315,988	174,378,123	109,106,984	334,801,095

Cost of sales	(21,839,689)	(124,489,307)	(62,035,099)	(208,364,095)
Gross profit per segment	29,476,299	49,888,816	47,071,885	126,437,000
% Gross margin	57%	29%	43%	38%

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2021	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	31,398,592	113,508,465	59,767,015	204,674,072
Royalties	2,023,548	—	—	2,023,548
Others
Government grants	2,302	—	—	2,302
Initial recognition and changes in the fair value of biological assets	1,394,127	606,269	825,859	2,826,255
Total	34,818,569	114,114,734	60,592,874	209,526,177

Cost of sales	(12,931,763)	(75,138,491)	(30,571,549)	(118,641,803)
Gross margin per segment	21,886,806	38,976,243	30,021,325	90,884,374
%	63%	34%	50%	43%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Revenue by similar group of products or services

	06/30/2023	06/30/2022	06/30/2021
Seed and integrated products	56,607,964	47,858,146	33,422,140
Seed Treatments Packs	32,469,652	29,056,276	29,072,060
Seed & Royalties Payments	7,004,400	6,384,927	4,350,080
HB4 Program	17,133,912	12,416,943	—

Crop protection	205,685,451	173,095,092	113,508,465
Adjuvants	52,978,705	51,211,406	50,443,314
Seed CP Products and Services	26,080,587	26,478,873	22,648,915
Bioprotection	32,502,175	—	—
Other CP Products and Services	94,123,984	95,404,813	40,416,236

Crop nutrition	157,153,024	107,502,350	59,767,015
Inoculants & Biofertilizers	23,621,534	23,621,552	30,465,272
Micro-beaded Fertilizers	123,731,172	83,880,798	29,301,743
Biostimulants	9,800,318	—	—

Total revenues	419,446,439	328,455,588	206,697,620

Geographical information

	06/30/2023	06/30/2022	06/30/2021
Argentina	284,964,893	261,624,779	157,352,242
United States of America	34,395,199	5,086,007	2,504,696
Cayman Islands (Note 6)	34,095,830	—	—
Brazil	24,774,203	33,049,005	24,591,539
France	8,130,638	9,794,078	4,269,368
Uruguay	8,472,043	8,064,197	5,752,913
Estonia	8,488,000	—	—
Bolivia	1,844,357	430,233	3,707,107
Paraguay	7,568,687	6,845,952	5,369,912
South Africa	5,992,124	3,126,245	2,789,322
Rest of the world	720,465	435,092	360,521
Total revenues	419,446,439	328,455,588	206,697,620

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

	06/30/2023	06/30/2022	06/30/2022
Non-current assets
Argentina	124,612,208	124,025,426	107,077,617
Cayman Islands	27,535,122	27,399,033	24,837,572
United States	192,129,674	7,407,432	7,799,448
Paraguay	720,471	760,894	742,767
Brazil	8,398,403	2,836,570	3,460,634
Bolivia	36,706	51,097	33,133
South Africa	—	6,394	3,892
Francia	7,024	14,929	26,138
Colombia	5,890	11,304	18,461
Uruguay	301,223	173,800	48,502
Finland	54,502	—	—
Total non-current assets	353,801,223	162,686,879	144,048,164

Property, plant and equipment	67,853,835	49,908,325	47,954,596
Intangible assets	173,783,956	76,704,869	67,342,362
Goodwill	112,163,432	36,073,685	28,751,206
Total reportable assets	353,801,223	162,686,879	144,048,164
Total non-reportable assets	464,257,935	355,533,482	250,541,793
Total assets	818,059,158	518,220,361	394,589,957

15.    FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The Group is exposed to a variety of financial risks that arise from its activities and from its use of financial instruments. This Note provides information on the Group’s exposure to certain main risks, the Group’s objectives, policies and processes regarding the measurement and management of each risk.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

Trade and other receivables

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations and derives mainly from trade receivables and other receivables generated by services and product sales. The Group is also exposed to political and economic risk events, which may cause nonpayment of local and foreign currency obligations to the Group owed by customers, partners, contractors and suppliers.

The Group sells its products to a diverse base of customers. Customers include multi-national and local agricultural companies, distributors, and farmers who purchase the Group’s products. Type and class of customers may differ depending on the Group’s business segments.

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

To cover trade receivables, the Group has a credit insurance for main subsidiaries, which periodically analyzes its customer portfolio.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in Management’s estimate, the loss embedded in debts, the collection of which is doubtful. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

On that basis, the loss allowance as of June 30, 2023 was determined as follows:

	Gross carrying
	amount-trade	Expected Loss	Loss
	receivables	rate	allowance
Current	120,922,675	0.11%	135,845
More than 15 days past due	7,101,550	0.48%	34,339
More than 30 days past due	1,446,803	0.10%	1,452
More than 60 days past due	4,264,227	0.12%	5,089
More than 90 days past due	13,418,222	0.60%	80,205
More than 120 days past due	3,099,980	0.71%	21,963
More than 180 days past due	8,050,817	0.94%	18,907
More than 365 days past due	7,127,804	100.00%	7,127,804
Total 06/30/2023	165,432,078		7,425,604

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

The following table sets out the contractual maturities of financial liabilities:

			Between one
	Up to 3	3 to 12	and three
As of June 30, 2023	months	months	years
Trade and other payables	60,086,911	71,780,831	3,048,515
Borrowings	29,650,553	78,835,499	62,825,777
Convertible notes	—	—	75,213,146
Leasing liabilities	616,448	1,748,504	9,660,548
Total	90,353,912	152,364,834	150,747,986

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

			Between one
	Up to 3	3 to 12	and three
As of June 30, 2022	months	months	years
Trade and other payables	57,094,063	71,093,030	—
Borrowings	13,087,870	56,356,858	77,961,511
Convertible notes	—	—	12,559,071
Leasing liabilities	366,413	1,105,619	10,352,317
Total	70,548,346	128,555,507	100,872,899

			Between one
	Up to 3	3 to 12	and three
As of June 30, 2021	months	months	years
Trade and other payables	17,379,825	44,023,803	9,266
Borrowings	26,399,791	57,195,372	53,290,976
Convertible notes	—	—	48,664,012
Leasing liabilities	374,642	2,154,835	755,932
Total	44,154,258	103,374,010	102,720,186

As of June 30, 2023, and 2022 the Group had no exposure to derivative liabilities.

Inventory price risk

The Group is exposed to the volatility of commodities prices in its inventory. For the purposes of ensuring supply, the Group enters into purchasing agreements, granting the producer the right to set the price at any time between the delivery date and a future date. The Group eventually covers risks on its financial position and on the results of a possible variation in commodities prices by selling the grains at the same time producers set prices in purchasing agreements.

As of June 30, 2023, the impact of a simultaneous movement of 10% favorable/unfavorable changes in the price of cereals, holding the rest of the variables constant, would result in a pre-tax profit/loss of $2.8 million.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of June 30, 2023:

Net foreign currency position	06/30/2023
Amount expressed in US$	(16,294,553)

The main Argentinian subsidiaries of the Group have changed their functional currency from Argentine Pesos to US Dollar (See note 2).

Considering only this net currency exposure as of June 30, 2023 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the year ended June 30, 2023 would have resulted in a net pre-tax loss or gain of approximately $1.6 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

The Group’s debt composition is set out below.

	06/30/2023	06/30/2022	06/30/2021
	Carrying	Carrying	Carrying
	amount	amount	amount
Fixed-rate instruments
Current financial liabilities	(108,610,785)	(71,694,064)	(73,125,807)
Non-current financial liabilities	(139,462,249)	(96,205,253)	(108,236,265)

Variable-rate instruments
Current financial liabilities	(443,973)	(2,655,966)	(3,660,050)
Non-current financial liabilities	—	(385,215)	(206,748)

Holding all other variables constant, including levels of our external indebtedness, as of June 30, 2023 a one percentage point increase in floating interest rates would increase interest payable by less than $ 0.01 million.

The Company does not use derivative financial instruments to hedge its interest rate risk exposure.

Capital risk

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2023, and 2022.

Financial assets by category

				Mandatorily measured at fair value
	Amortized cost			through profit or loss
Financial asset	06/30/2023	06/30/2022	06/30/2021	06/30/2023	06/30/2022	06/30/2021
Cash and cash equivalents	48,129,194	32,912,886	28,327,569	—	562,380	7,718,544
Other financial assets	657,612	884,964	1,523,438	11,922,317	5,136,010	10,735,422
Trade receivables	158,006,474	111,952,722	88,919,911	—	—	—
Other receivables (*)	12,124,724	7,642,707	5,005,283	—	—	—
Total	218,918,004	153,393,279	123,776,201	11,922,317	5,698,390	18,453,966

(*) Advances expenses and tax balances are not included.

Financial liabilities by category

				Mandatorily measured at fair value
	Amortized cost			through profit or loss
Financial liability	06/30/2023	06/30/2022	06/30/2021	06/30/2023	06/30/2022	06/30/2021
Trade and other payables	142,582,166	125,849,620	72,091,408	8,225,508	—	—
Borrowings	168,310,605	145,478,637	124,774,325	—	—	—
Secured notes	75,213,146	12,559,071	48,664,012	—	—	—
Lease liability	13,889,223	11,751,284	1,140,717	—	—	—
Consideration for acquisition of assets	4,993,256	12,902,790	11,790,533	—	—	—
Total	404,988,396	308,541,402	258,460,995	8,225,508	—	—

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

Measurement at fair value at 06/30/2023	Level 1	Level 2	Level 3

Financial assets at fair value
US Treasury bills	9,163,298	—	—
Mutual funds	1,596,539	—	—
Other investments	1,162,480	—	—
Financial liability at fair value
Trade and other payables	—	8,225,508	—

Measurement at fair value at 06/30/2022	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	562,380	—	—
Other investments	3,841,225	732,405	—

Measurement at fair value at 06/30/2021	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	7,718,544	—	—
US Treasury bills	7,885,937	—	—
Other investments	2,110,414	739,071	—

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

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 7.12).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

16.  LEASES

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

The information about the right-of-use and liabilities related with lease assets is as follows:

	06/30/2023	06/30/2022	06/30/2021
Right-of-use leased asset
Book value at the beginning of the year	15,828,032	3,688,150	2,369,326
Additions of the year	3,154,950	10,429,919	913,321
Additions from business combination	3,005,000	—	—
Disposals	(1,839,921)	—	—
Exchange differences	1,015,131	1,709,963	405,503
Book value at the end of the year	21,163,192	15,828,032	3,688,150

	06/30/2023	06/30/2022	06/30/2021
Depreciation
Book value at the beginning of the year	3,684,006	2,360,490	1,254,729
Depreciation of the year	3,565,894	1,257,538	827,320
Disposals	(171,870)	—	—
Exchange differences	148,587	65,978	278,441
Accumulated depreciation at the end of the year	7,226,617	3,684,006	2,360,490
Total	13,936,575	12,144,026	1,327,660

	06/30/2023	06/30/2022	06/30/2021
Lease liability
Book value at the beginning of the year	11,751,284	1,140,717	1,109,812
Additions of the year	3,154,950	9,937,271	259,427
Additions from business combination	3,245,000	—	—
Interest expenses, exchange differences and inflation effects	(406,494)	1,708,060	500,442
Payments of the year	(3,855,517)	(1,034,764)	(728,964)
Total	13,889,223	11,751,284	1,140,717

	06/30/2023	06/30/2022	06/30/2021
Lease Liabilities
Non-current	10,030,524	10,338,380	390,409
Current	3,858,699	1,412,904	750,308
Total	13,889,223	11,751,284	1,140,717

	06/30/2023	06/30/2022	06/30/2021
Machinery and equipment	3,655,741	828,977	661,544
Vehicles	1,475,581	1,115,087	1,061,184
Equipment and computer software	903,306	742,382	582,101
Land and buildings	15,128,564	13,141,586	1,383,321
	21,163,192	15,828,032	3,688,150
(1)	The incremental borrowing rate used was 3.44%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

17.  SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2023, and 2022, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Value of transactions for the year ended
Party	Transaction type	06/30/2023	06/30/2022	06/30/2021
Joint ventures and associates	Sales and services	27,945,312	25,585,104	9,404,716
Joint ventures and associates	Purchases of goods and services	(60,847,857)	(62,876,997)	(23,395,323)
Joint ventures and associates	Equity contributions	—	3,000	3,033,582
Key management personnel	Salaries, social security benefits and other benefits	(5,002,881)	(4,042,348)	(3,376,292)
Key management personnel	Net loans cancelled	—	—	664,398
Key management personnel	Interest gain	—	—	9,782
Key management personnel	Sales and services	691,879	—	—
Shareholders and other related parties	Sales of goods and services	6,381,641	844,587	572,110
Shareholders and other related parties	Purchases of goods and services	(2,249,940)	(2,904,956)	(3,092,506)
Shareholders and other related parties	In-kind contributions	1,163,384	1,580,556	714,359
Shareholders and other related parties	Net loans granted/(cancelled)	—	421,691	—
Shareholders and other related parties	Interest gain	5,753	42,813	—
Parent company and related parties to Parent (Note 8.6)	Net loans cancelled	—	—	(101,241)
Parent company and related parties to Parent (Note 8.6)	Interest expenses	(462,575)	(817,170)	(1,219,776)
Total		(32,375,284)	(42,163,720)	(16,786,191)

		Amounts receivable from related parties
Party	Transaction type	06/30/2023	06/30/2022	06/30/2021
Parent company and related parties to Parent	Other receivables	—	—	770,549
Shareholders and other related parties	Other receivables	—	640,258	—
Shareholders and other related parties	Other receivables	3,792,429	1,182	134,172
Joint ventures and associates	Trade debtors	865,627	22,429	221,048
Joint ventures and associates	Other receivables	6,334,219	2,987,765	2,219,863
Total		10,992,275	3,651,634	3,345,632

		Amounts payable to related parties
Party	Transaction type	06/30/2023	06/30/2022	06/30/2021
Parent company and related parties to Parent	Trade creditors	(644,191)	(670,730)	(193,718)
Parent company and related parties to Parent	Net loans payables	(3,491,691)	(6,657,266)	(9,578,921)
Key management personnel	Salaries, social security benefits and other benefits	(218,068)	(281,347)	(2,338,727)
Shareholders and other related parties	Trade and other payables	(35,292)	(44,579)	(52,864)
Joint ventures and associates	Trade creditors	(41,402,594)	(29,082,325)	(17,669,027)
Total		(45,791,836)	(36,736,247)	(29,833,257)

18.  KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2023, and 2022.

	06/30/2023	06/30/2022	06/30/2021
Salaries, social security and other benefits	1,587,773	2,611,603	1,721,157
Share-based incentives	3,415,108	1,430,745	1,655,135
Total	5,002,881	4,042,348	3,376,292

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

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

19.  SHARE-BASED PAYMENT

2023 Omnibus Equity Incentive Plan

On May 12, 2023, the board of directors of the Company approved the 2023 Omnibus Equity Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business.

Under the Plan, the maximum aggregate number of shares that may be issued pursuant to all awards is 1,700,000 ordinary shares. It amends and restates in entirety (i) the Employee Stock Purchase Plan, (ii) the Equity Compensation Plan, (iii) the Employee Stock Option Plan, and (iv) the Stand Alone Stock Option Grant.

Incentive payments based on options

-	Share option plan for directors and senior management: plan granted up to 1,200,000 underlying ordinary shares. The options have an exercise price of $4.55 and expire on October 31, 2029.
-	Share option plan for junior management: plan granted up to 100,000 underlying ordinary shares to certain key employees. The options have an exercise price of $5.55 and expire on October 23, 2030.

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

Factor	Directors and Sr. Management		Junior Management
Weighted average fair value of shares	$5.42		$13.98
Exercise price	$4.55		$5.55
Weighted average expected volatility (*)	29.69%		42.18%
Dividend rate	0%		0%
Weighted average risk-free interest rate	1.66%		1.17%
Weighted average expected life	9.89	years	9.22	years
Weighted average fair value of stock options at measurement date	$2.47		$10.10

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

The Group estimates that 100% of the share options will be exercised, taking into account historical patterns of executives maintaining their jobs and the likelihood of option exercise. This estimate is reviewed at the end of each annual or interim period.

2013 Stock Incentive Plan

As part of the merger described in Note 6, we have assumed the outstanding “2013 Stock Incentive Plan” from Pro Farm Group. On the merger date the total equity awards outstanding was converted consistent with the terms of the merger agreement into an aggregate of 1,191,362 option and or restricted stock units which was fully registered with the Securities and Exchange Commission on July 26, 2022. All equity awards retained their original granted terms. The company has not granted any additional awards under this plan during the period.

The total converted options outstanding on the date of the merger was 1,046,776. The estimated fair value of options on the merger date was $0.5 million. The Company’s fair value of the grants was estimated utilizing a Black Scholes option pricing model based on the following range of assumptions which have determined consistent with the Company’s historical methodology for such assumptions:

July 12, 2022
Exercise price	$7.16 - 204.66
Expected life (years)	0.03 - 9.83
Estimated volatility factor	34.9% - 44.4%
Risk-free interest rate	0.0%
Expected dividend yield	—

The following table shows the weighted average amount and exercise price and the movements of the stock options during the years ended June 30, 2023, 2022 and 2021:

	06/30/2023		06/30/2022		06/30/2021
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	options	price	options	price	options	price
At the beginning of the year	1,091,935	$4.63	1,166,667	$4.55	1,200,000	$4.55
Assumed for business combination	136,976	$11.83	—	—	—	—
Granted during the year	—	—	93,600	$5.55	—	—
Exercised during the year	(140,943)	$5.75	(168,332)	$4.55	(33,333)	$4.55
Effective at the end of the year	1,087,968	$3.61	1,091,935	$4.63	1,166,667	$4.55

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

Bonus in Kind is an annual in-kind incentive awarded in ordinary shares to certain executive officers, to tie a portion of their compensation to financial and operational objectives. Each year the Board of Directors will define the objectives upon approval of the annual budget.

The number of shares that can be awarded under each bonus will be determined by using a 20-day volume weighted average price (“VWAP”) of the Company’s ordinary shares, starting with the day on which the relevant financial and operational objectives are met by the Company and the bonus is granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended June 30, 2023, 2022 and 2021

(Amounts in US$, except otherwise indicated)

50% of bonus vests immediately if the financial and operational objectives are achieved as of such date, and the remaining 50% vests in the subsequent 12-months, upon meeting of the financial and operational objectives.

The total charge of share-based incentives plans recognized during the year ended June 30, 2023, 2022 and 2021 was $3.4 million, $0.3 million and $0.7 million, respectively.

20.CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The secured guaranteed notes and the convertibles notes referenced in Note 7.13 are secured by substantially all of the assets located in the United States of Pro Farm Group, Inc. and its U.S. subsidiaries and are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Pro Farm Group, Inc., Pro Farm Michigan Manufacturing LLC, Pro Farm, Inc., Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda., Glinatur S.A. and Pro Farm OU.

21.IMPACT OF COVID-19

The Group’s operations, which involve agricultural production and commercialization activities, have been mostly exempted from the disruptions caused by covid-19. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

22.EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to June 30, 2023, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.