Form 20-F
period 2024-06-30
Bioceres Crop Solutions Corp.
filed 2024-10-30
CIK 1769484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Matthew S. Poulter, Esq.

Emilio Minvielle, Esq.

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

62,848,483 ordinary shares were issued and outstanding as of June 30, 2024.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes ☒No

i

ii

PART I

INTRODUCTORY NOTE AND PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Introductory Note

Unless the context otherwise requires, “we,” “us,” “our,” “the Company,” “BIOX,” “Bioceres” and “Bioceres Crop Solutions” refers to Bioceres Crop Solutions Corp. and its subsidiaries.

Financial statement information

The consolidated statements of comprehensive income data for Bioceres for the years ended June 30, 2024, 2023 and 2022 and the consolidated statements of financial position data as of June 30, 2024 and 2023 are derived from our audited consolidated financial statements appearing elsewhere in this report. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (the “IASB”).

Our presentation currency is U.S. dollars.

We have applied the following standards and amendments for the first time for our annual reporting period commencing July 1, 2023:

●	Amendment to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction;
●	International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12);
●	Amendments to IAS 1 and Practice Statement 2 – Disclosure of Accounting Policies; and
●	Amendments to IAS 8 – Definition of Accounting Estimates.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “project,” “contemplate,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar terms or expressions. The statements we make regarding the following matters are forward-looking by their nature:

●	the impact of armed conflict in Israel and Gaza, in addition to the Ukraine, and any possible escalation of such conflicts or contagion to neighboring countries or regions;
●	our beliefs with respect to the agricultural industry and related markets, including production levels, consolidation trends, and market opportunity;
●	our plans and expectations regarding growth in our business, expansion to new markets, diversification of our product portfolio and strategic acquisitions and partnerships;
●	our ability to integrate new products, technologies, and employee teams after any strategic acquisition;
●	our ability to develop, commercialize and register biotechnology products and crop productivity technologies;
●	our ability to maintain our joint venture agreements with our current partners;
●	our ability to maintain a competitive position in our markets;
●	our ability to protect our intellectual property;
●	the success of the HB4 technology that we license and that remains subject to receipt of regulatory approval in certain jurisdictions;
●	our or our collaborators’ ability to develop commercial products that incorporate our licensed seed traits and complete the regulatory approval process for such products;
●	our expectations regarding the commercial value of our key products in yield and abiotic stress and biotic stress;
●	our expectations regarding regulatory approval of products developed or licensed by us, our joint ventures and third-party collaborators;
●	our ability to adapt to continuous technological change in our industry;
●	our ability to effectively manage sales and marketing teams and distribution networks;
●	our expectations regarding revenues and sales, including potential growth in sales, changes to sales mix and expectations regarding seasonality and the impact of weather-related conditions;
●	our plans and expectations with regarding to manufacturing and production;
●	our expectations that products containing our licensed seed traits will be commercialized and we will earn royalties from the sales of such products;
●	our expectations regarding the future growth of the global agricultural, agricultural biotechnology, biological-based chemical and agro-industrial biotechnology markets;
●	our ability to develop and exploit a proprietary channel for the sale of our licensed biotechnology products, as well as our proprietary products;
●	our compliance with laws and regulations that impact our business and changes to such laws and regulations;
●	our ability to assemble, store, integrate and analyze significant amounts of public and proprietary data;
●	our ability to maintain our licensing arrangements for the third-party products that we commercialize;
●	our plans and expectations relating to our debt agreements;

●	our ability to influence customer perception of biological agricultural products;
●	our beliefs regarding our environmental, social, and governance leadership;
●	our belief regarding our access to capital resources through equity offerings, debt financings, strategic collaborations or other means;
●	our expectations with respect to our future expenditures, available cash and other financial and operating results;
●	our anticipated impact of certain accounting pronouncements;
●	our expectations regarding market risk, including interest rate changes, foreign currency fluctuations and commodity price changes;
●	our ability to respond to health epidemics and other outbreaks, including responses by governmental bodies or regulators;
●	the outcome of any known and unknown litigation and regulatory proceedings; and
●	various other factors, including without limitation those described under “Item 3. Key Information – D. Risk Factors.”

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

The following risk factors apply to our business and operations. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on our business, cash flows, financial condition and results of operations. You should carefully consider the following risk factors in addition to the other information included in this report, including matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business or financial condition. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included herein.

Summary Risk Factors

You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings.

Risks Related to our Business and Strategy

We are subject to the following risks in respect of our business and our strategy:

●	difficulties implementing our inorganic growth strategy and integrating the operations of recently acquired and future businesses, which could adversely affect our results of operations and our ability to service our debt obligations;
●	we may not realize the benefits of future businesses or products we acquire or strategic alliances we form, which could have a material adverse effect on our business, financial conditions, earnings and prospects;
●	acquisitions may not be successful in achieving intended benefits, cost savings and synergies and may disrupt current operations;
●	we may not be successful in developing marketable or commercial technologies;
●	difficulty in obtaining timely necessary regulatory approvals for the business and the commercialization of our products currently under development could affect our ability to sell our products in certain jurisdictions;
●	our HB4 seed business is dependent on the success of a technology that we license;
●	limited number of prospective collaborators in our market;
●	our joint venture agreements or any partnerships that we may enter into in the future may not be successful, and we or our collaborators may fail to perform our respective contractual obligations, which could result in disputes;
●	we may face difficulties in collecting payments or royalties which could have an adverse impact on our business;

●	we may not have sufficient cash flow to service our indebtedness, including the payment of interest and principal in respect of the Notes due 2026;
●	inability to attract and retain qualified scientific and business personnel, which could adversely affect our business;
●	we may be unable to prevent our competitors from benefiting from the expertise of our former employees;
●	global economic conditions, including as a result of the armed conflict in Israel and Gaza and the war in the Ukraine;
●	ultimate impact on our results and operations of global pandemic and measures adopted by the governments of the countries in which we operate in response to global pandemics;
●	the seasonal nature of crops and factors beyond our control could cause our sales and operating results to fluctuate significantly;
●	circumstances beyond our control may affect our crop productivity and our results of operations;
●	certain estimates of market opportunity included in this report are based on assumptions that are inherently uncertain and subject to risks and uncertainties that could have a material adverse effect on our business;
●	resistance to genetically modified (“GM”) crops may negatively affect our public image and reduce sales of seeds or other products containing our licensed seed traits;
●	competition in crop productivity products is intense and requires continuous technological development which could affect our business, results of operations and financial condition;
●	changes in laws and regulations may materially increase our costs of operation, decrease our operating revenue and disrupt our business;
●	our indebtedness could adversely affect our financial condition;
●	price increases and shortages of raw materials could adversely affect our results of operations;
●	exposure to market risks from commodity prices volatility;
●	we may be required to pay substantial damages as a result of uninsured product liability claims;
●	our operations are subject to various health and environmental risks associated with our use, handling and disposal of potentially toxic materials, which could result in fines, liability, reputation harm or otherwise adverse effects on our business;
●	requirements of being a public company may strain our resources and distract our management;
●	obtaining required future financing or obtaining it on favorable terms which could force us to delay, reduce or the terminate of some of our activities;
●	development and commercialization of our products may incur scrutiny under the Convention on Biological Diversity Treaty;
●	our failure to accurately forecast and/or manage inventory could result in unexpected shortfalls or surplus of products;
●	reliance on third parties to grow our seeds which could negatively impact our business;
●	IT disruptions or failures in our operating system can affect our reputation and business;
●	computer system failures, cyber-attacks or a deficiency in our cybersecurity could adversely affect our business and operations;

●	labor union disputes may arise which may be time consuming and distracting to our management;
●	non-compliance with anti-corruption and anti-money laundering laws can subject us to criminal and civil liability;
●	recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations;
●	taxation in the Cayman Islands which would negatively affect our results; and
●	our “foreign private issuer” status under the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and our adherence of certain home country corporate governance practices in lieu of Nasdaq Global Market requirements.

Risks Related to our Intellectual Property

We are subject to the following risks in respect of our intellectual property rights:

●	our agreements may not adequately prevent disclosure of proprietary information, which could lead to a loss of competitive advantage and negatively impact our technology and business operations;
●	failure to protect our intellectual property rights throughout the world may result in the loss of proprietary information and competitive advantage globally;
●	changes in Argentine and U.S. patent law could diminish the value of patents and impair our ability to protect our product candidates;
●	potential litigation relating to third party intellectual property rights infringement could prevent us from using certain technologies and products;
●	technological developments or challenges by competitors could affect the relevance of our technology and products or infringe on our intellectual property; and
●	requirement to pay royalties to employees who develop inventions commercialized by us may increase our operational costs.

Risks Related to Operating in Latin America

We are subject to the following risks in respect of our operations in Latin America:

●	adverse economic or political conditions, including considerable economic uncertainty may impact our business, financial condition, and results;
●	significant government influence over the economies of the countries in which we operate could negatively impact our operational flexibility and profitability;
●	fluctuations in currency exchange rates may affect our financial results and cash flows;
●	currency of a hyperinflationary economy requires that we apply inflationary adjustments to our Argentine subsidiaries’ financial statements, which may affect our financial reporting and distort actual performance measurements;
●	inflation in Argentina and government intervention controls can affect our operating margins and limit financial maneuverability;
●	limited access of the Argentine government and the private sector to the international capital markets may restrict our ability to raise funds abroad;
●	increase in export and import duties and controls may increase costs and decrease competitiveness in international markets;

●	decline in the global prices of Latin America’s main commodity exports could negatively affect our revenue and profitability;
●	special protections for employees in the private sector could increase our labor costs;
●	taxation relating to disposition or sale of our ordinary shares in Argentina could reduce the net proceeds from such transactions, affecting shareholder value;
●	taxation relating to the payment of the In-Kind Consideration under the Rizobacter Call Option in Argentina;
●	exchange controls and restrictions limit access to the FX Market (as defined below) to make payments and distributions from our Argentine subsidiaries;
●	mandatory repatriation of export receivables may limit our financial flexibility and expose us to currency risks; and
●	changes in Argentine tax laws could adversely impact the results of our operations.

Risks Relating to our Ordinary Shares

Our shareholders are subject to the following risks:

●	our share repurchase program is funded by our existing cash reserves, which may lead to a reduction of liquidity;
●	compliance with listing standards of Nasdaq cannot be assured, which may result in restrictions on our listing and trading volume;
●	sales of substantial number of our ordinary shares in the public market by our shareholders, which could adversely affect the market price of our ordinary shares;
●	the conversion of Secured Convertible Guaranteed Notes due 2026 may result in dilution of the existing ownership percentage of our shareholders;
●	transition from our status as a “controlled company”, as defined by Nasdaq rules, which may require additional disclosure obligations, unless an exemption applies;
●	fluctuation in the price of our securities may create uncertainty in our trading markets;
●	publicity and market recommendations may decrease the price and trading volume of our ordinary shares;
●	difficulty faced by public shareholders in protecting their interests through the U.S. Federal courts, which may pose risks to shareholder rights;
●	as we ceased to be an “emerging growth company”, we may incur in increased costs related to compliance and disclosure obligations with the SEC;
●	our status as a foreign private issuer may pose additional risks and less regulatory protection for our shareholders in comparison to domestic issuers;
●	our history of no cash dividends payments on our ordinary shares; and
●	the issuance of additional securities in the future which may result in dilution to our shareholders.

Risks Related to our Business and Strategy

We may face difficulties implementing our inorganic growth strategy, including in respect of integrating the operations of the business we have acquired or expect to acquire in the future.

From time to time, we may acquire businesses, assets, or securities of companies that we believe will provide a strategic fit with our business, such as the merger (the “Pro Farm Merger”) with Pro Farm Group, Inc. (formerly Marrone Bio Innovations Inc.) (“Pro Farm”), on July 12, 2022, and the acquisition of a majority interest in Rizobacter which is held by RASA Holding, on October 19, 2016 (the “Rizobacter Acquisition”). We integrate acquired businesses with our existing operations, our overall internal control over financial reporting processes, and our financial, operations, and information systems. If the financial performance of our business, as supplemented by the assets and businesses acquired, does not meet our expectations, our results of operations may fail to meet market expectations, and we may face difficulties servicing our debt obligations. We may not effectively assimilate the business or product offerings of acquired companies into our business or within the anticipated costs or timeframes, retain key customers and suppliers or key employees of acquired businesses, or successfully implement our business plan for the combined business. In addition, our final determinations and appraisals of the estimated fair value of assets acquired and liabilities assumed in our acquisitions may vary materially from earlier estimates and we may fail to realize fully anticipated cost savings, growth opportunities or other potential synergies. We cannot assure that the fair value of acquired businesses or investments will remain constant.

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

Certain of the Rizobacter shares we own are subject to a judicial injunction that, if decided unfavorably to us, would require us to surrender part of our interest in Rizobacter thereby reducing our equity interest in Rizobacter.

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we acquired 80% of Rizobacter’s capital stock, which we hold through our subsidiary RASA Holding. An injunction relating to a disputed transfer of shares that occurred in 1995 affects 29% of the shares we hold, and affects 44% of the total share capital of Rizobacter. The injunction requires that 30% of the dividends distributed on such shares be paid into a judicially created escrow account. Although the Argentine Supreme Court ruled against certain of the litigating historical shareholders, such shareholders subsequently pursued other legal recourse—including the injunction and non-innovative measure (medida de no innovar)—to further dispute the original transfer of shares. The non-innovative measure was overturned by an Argentine court of appeals on April 17, 2018.

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

Our products may be unsuccessful or fail to achieve commercialization for any of the following reasons:

●	our products or licensed products may not be effective in the target crops or may have adverse effects on consumers;
●	we or our joint ventures or collaborators may be unable to obtain the requisite regulatory approvals for our products;
●	our competitors may develop and launch competing or more effective products;
●	our products may no longer be desirable as consumer preferences, which are unpredictable and can vary greatly, may change quickly;
●	a market may not exist for seeds containing our licensed seed traits or biological treatments or such products may not be commercially successful;
●	our products may be difficult to produce on a large scale or will not be economical to grow;
●	we or the customers to whom we sell our products may be unable to fully develop or commercialize our products in a timely manner or at all; and
●	we may be unable to patent and/or obtain breeders’ rights or any other intellectual property rights on our technologies in the necessary jurisdictions.

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

Many of our biotechnology licensed seed products currently under development incorporate HB4 technology, a drought-tolerant technology. We expect that the sale of biotech seeds that contain HB4 technology, our HB4 seed business, will comprise an increasing portion of our future revenues. As a result, our future growth and financial performance will be influenced by our ability to commercialize our licensed HB4 technology, and if this effort is unsuccessful our business could be materially and adversely affected.

The licenses Bioceres Group PLC has granted us for HB4 soy are globally exclusive, and for HB4 wheat they are exclusive in Argentina, Brazil, Paraguay, and Uruguay, and non-exclusive in all other territories. If this licensing agreement is declared unenforceable or invalid, we could lose access to one of our principal technologies and could become involved in costly or time-consuming legal disputes. Furthermore, the technology licensed to us by Bioceres Group PLC could become obsolete or uneconomical due to technological advances or entirely different approaches developed by one or more of our competitors. This scenario could prevent or limit our ability to generate revenues from the commercialization of our licensed seed traits and technology.

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

We sell certain of our products to distributors through Rizobacter, Bioceres Semillas and Pro Farm. We also often license the use of certain technologies to collaborators and licensees who use or will use the intellectual property to develop and commercialize seeds with improved seed traits. Additionally, we may be entitled under applicable intellectual property laws in the countries in which we operate to the payment of royalties from end users who subsequently multiply and use our seed technology. In each case, we may not actually receive the payments or royalties to which we are entitled, due to failure or refusal of the responsible parties to pay the amounts due. Failure to receive amounts owed to us could have an adverse impact on our business.

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

Our business is dependent on our ability to recruit and maintain highly skilled and educated individuals through direct employment or collaboration arrangements, with expertise in a range of disciplines, including biology, chemistry, plant genetics, agronomy, mathematics programming and other specializations which are relevant to our business. Our ability to recruit such talent depends in part on our ability to maintain our market leadership in agricultural biotech industry in countries in which we operate. Maintaining our ability to attract highly skilled workers and leading scientific institutions depends in part on our ability to maintain a strong technology platform and state-of-the-art facilities, as well as our ability to consistently and successfully commercialize our technology. There can be no assurance that we will be able to maintain leading scientific capabilities or continue to successfully maintain advanced technology in the market.

Our success is also dependent to a significant degree upon the technical skills and continued service of certain members of our management team, in particular those of our Chief Executive Officer, Dr. Federico Trucco, who has occupied several positions at Bioceres since 2005, and has vast experience and knowledge of our business, strategy and technologies. Furthermore, he has developed and maintained strong relationships with our original shareholders. The cessation of Dr. Trucco’s employment for any reason could have a material and negative impact on us. In addition, the number of qualified and highly educated personnel in Argentina, where most of our operations are located, is limited and competition for the services of such persons may be intense.

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

In addition, through Pro Farm, we maintain an indirectly wholly owned subsidiary in Russia, Pro Farm Russia, LLC, and own a 12% minority interest in a third-party manufacturing plant in Vyborg, Russia. While our revenues derived from sales to customers in Ukraine and Russia are currently immaterial, products for Pro Farm, our wholly owned subsidiary, are partially sourced by suppliers from the manufacturing plant in Russia. We may face risks associated with maintaining our subsidiary in Russia and minority ownership of the manufacturing plant, or with any international operations in Russia, including risks associated with our compliance with evolving international sanctions and potential reputational harm as a result of our operations in Russia. Further, Russia’s president Vladimir Putin has approved decrees which allow the government to seize assets owned by foreign businesses and has taken steps to invalidate intellectual property protections for U.S.-based companies operating in Russia, in addition to refraining from recognizing patent rights of companies from countries that have imposed sanctions on Russia in response to the ongoing conflict in Ukraine. Moreover, the ongoing conflict between Russia and Ukraine may increase cybersecurity risks, as a result of escalation in cyberattacks. Should the conflict escalate or be prolonged, supply chain, trade routes and agricultural markets could be adversely affected, which, in turn, could materially, adversely affect our business operations and financial performance.

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

Further, our earnings may be adversely affected by fluctuations in the price of certain commodities, such as grains, milk, meat, biofuels and biomaterials, which can be affected by adverse geopolitical conditions. As the outcomes of the ongoing international conflicts remain highly uncertain, they may contribute to significant volatility in global financial markets, and shortages and increases in the prices of commodities. If commodity prices continue to be negatively impacted, the value of our products could be directly and negatively impacted. Additionally, growers’ incomes have historically been negatively affected by commodity prices. As a result, fluctuations in commodity prices could have an impact on growers’ purchasing decisions and negatively affect their ability and decisions to purchase our seeds or products that incorporate our proprietary technology. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

The spread of global pandemics and government efforts to control the effect and spread of such pandemics have had and may have a disruptive effect on different aspects of our business.

The spread of global pandemics impacted the world economy and the jurisdictions in which we conduct our business. If such pandemics occur, the jurisdictions in which we conduct our business may impose mandates and/or regulations or implemented measures to counter the spread of viruses.

While it is not possible to predict the future impact of global pandemics and the effect of the measures adopted by governments, global pandemics have in the past and in the future may significantly affect global economic conditions. Furthermore, global pandemics and governments’ future responses to global pandemics may affect our financial position and results of operations. However, the impact of such pandemics on our business, results of operations, and financial position remains uncertain.

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

The crop productivity market is affected by various factors that make their operations relatively unpredictable from period to period. The development of our products may be adversely affected by circumstances beyond our control. For our crop productivity products, factors beyond our control include weather and climatic change, such as droughts or heat stress, or other factors we are unable to identify. For example, if there were a prolonged or permanent disruption to the electricity, climate control or water supply operating systems in our greenhouses or laboratories, the plants on which we are testing our licensed seed traits and the samples we store in freezers, both of which are essential to our development activities, would be severely damaged or destroyed, adversely affecting our development activities and thereby our business and results of operations. We have experienced crop failures in the past for various reasons, which have required us to re-start field trials and delays in achieving expected results. In addition, climate change may have a negative effect on agricultural productivity in the locations where we operate, which may lead to adverse long-term impacts on our business and results of operations.

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

The information regarding our market opportunities has been prepared by management and our assumptions underlying our statements about these market opportunities are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and other uncertainties that could cause actual results to differ materially from those set forth in management’s estimates. No independent third party has compiled, examined, or performed any procedures with respect to our potential market opportunities, nor has any third party expressed any opinion or any other form of assurance on the information or its achievability by us, and no independent third party has assumed responsibility for, or claimed any association with, the information we have included herein regarding such potential market opportunities. The information regarding market opportunities is not fact and should not be relied upon as being indicative of future results.

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

The prohibition of the production of certain GM crops in certain countries and the current resistance from consumer groups to GM crops not only limits our access to such markets but also has the potential of spreading to and influencing the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology. For example, in the United States, no product may be labelled as “organic” if it contains any GMO. Additionally, as of 2022, the National Bioengineered Food Disclosure Standard requires that food manufacturers, importers and certain retailers label foods that are bioengineered or contain bioengineered ingredients. Such labelling may carry a negative connotation for consumers and could make it difficult and expensive for companies to use ingredients from GM crops and distribute products in compliance with the labelling requirements, each of which could in turn have an adverse impact on the sale of our licensed GM seeds.

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

As of June 30, 2024, our total indebtedness was US$259.7 million, of which US$136.7 million matures in the fiscal year ending June 30, 2025. We may incur additional indebtedness in the future. Our indebtedness could have important adverse consequences, including:

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

We are subject to numerous federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes, discharge of pollutants into the environment and human health and safety matters. As part of our technology sourcing and product development activities, we develop GMOs by inserting new genes into the genomes of certain plants and bacteria. Though we introduce these genes in order to improve plant traits, we cannot always predict the effect that these genes may have on the organism. In some cases, the genes may render the organism poisonous or toxic, or they may cause the organism to develop other dangerous characteristics that could harm the organism’s surrounding environment. Furthermore, there is a risk that, when testing GMOs, the seeds or strains of these organisms may escape the laboratory, greenhouse, industrial facility or field in which they are being tested and contaminate nearby areas. Poisonous or toxic organisms may therefore be inadvertently introduced into the environment or possibly enter the food production system, harming the people and animals who come in contact with them. Our crop protection products, which include Rizoderma, adjuvants, therapies, fungicides and insecticides, among others, bear similar risks in the development stage.

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

We are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements is time consuming, resulting in increased costs to us or other adverse consequences.

As a public company, we are subject to the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We expect to implement additional procedures and processes for the purpose of addressing the applicable standards and requirements for public companies. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our failure to accurately forecast and/or manage seed and biological inventory could result in an unexpected shortfall or surplus of products which could harm our seed and biological business.

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

We rely on third parties to grow our seeds. If these parties do not grow our seeds at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our commercialization efforts could be delayed, and our business could be negatively impacted.

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

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Despite the continuous implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism war telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber-intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. This risk may be further enhanced as the techniques and tools used in cyber-attacks have evolved rapidly and now use advanced automation and artificial intelligence. In addition to the extraction of sensitive information, such attacks could include the deployment of harmful malware, ransomware, denial-of-service attacks, phishing attacks, social engineering and other means to affect service reliability. If any such event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, damage to our reputation, the further development of our product candidates could be delayed, which could adversely affect our business, financial condition, and operating results, and could negatively impact our share price.

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

The Cayman Islands, together with several other non-E.U. jurisdictions, have legislation aimed at addressing concerns raised by the Council of the E.U. as to offshore structures engaged in certain activities, which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Cooperation (Economic Substance) Act, as revised, came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities, which are engaged in certain “relevant activities”. As we are a Cayman Islands company, our compliance obligations include filing annual notifications, which need to state whether we are carrying out any relevant activities and whether we are claiming an exemption from the obligations to meet the economic substance tests to the extent required under the Substance Act (the “substance test”). If we are carrying out such relevant activities, or we are claiming such an exemption, we are further required to file annually a report as to whether we have satisfied the substance test or the basis on which we are claiming such exemption. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

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

In addition, as a “foreign private issuer” whose ordinary shares are listed on the Nasdaq Stock Market LLC (“Nasdaq”), we are permitted to, and will, follow certain home country corporate governance practices in lieu of certain Nasdaq Global Market requirements. A foreign private issuer must disclose in its Annual Reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. As an exempted company incorporated in the Cayman Islands and listed on the Nasdaq, we currently intend to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. Unlike the requirements of the Nasdaq, the corporate governance practice and requirements in the Cayman Islands do not require us to have a majority of our board of directors to be independent; do not require us to establish a nominations committee; and do not require us to hold regular executive sessions in which only independent directors shall be present. Such Cayman Islands home country practices may afford less protection to holders of our ordinary shares.

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

On March 6, 2022, Russia issued a decree permitting the use of certain patents without compensation or license for inventions, industrial designs, and utility models originating in unfriendly countries, which include the United States. Currently, we have eight patents issued by the Russian Federation, which following the March 6, 2022 decree may no longer be afforded any intellectual rights protections. If third party individuals, including the majority owners of the third-party manufacturing plant in Vyborg, Russia, utilize our patents and create versions of our products we would likely have limited to no recourse and would not receive any compensation for any unauthorized use. Moreover, we have one patent granted relating to the expression of HB4 traits in soy and one patent application relating to the expression of HB4 traits in wheat.

On May 20, 2024, Russia issued a decree which introduces stringent controls on the acquisition of intellectual property rights by Russian entities from U.S. persons, including governmental approval for new intellectual property agreements with U.S. entities and government clearance for withdrawal of payments. This could significantly hinder our ability to effectively manage financial transactions and intellectual property acquisitions involving Russian parties, potentially delaying or challenging our operations and strategic initiatives in Russia.

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

The Argentine Patent Office (Instituto Nacional de Propiedad Intelectual) issued Regulation 283/15 with guidelines for examining biotech inventions. These guidelines seriously restrict the patentability of several categories of inventions in the agricultural field. This restriction is still being followed in the practice of the Argentine Patent Office.

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

Our ability to generate significant revenues from our products depends on our joint ventures and licensees’ ability to develop, market and sell products and utilize our proprietary technologies without infringing the intellectual property rights and other rights of any third parties.

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

Risks Related to Operating in Latin America

A major portion of our operations and/or development activities are based in Latin America. As of June 30, 2024, approximately 85% of our consolidated sales of goods and services were attributable to our Latin American operations. In particular, fluctuations in the economy of Latin America and actions adopted by the governments of Latin American countries have had and may continue to have a significant impact on our subsidiaries operating in those countries.

Latin America, including Argentina, has experienced, and may continue to experience, adverse economic or political conditions, including inflation, government controls, and considerable economic uncertainty that may impact our business, financial condition and results of operations.

A major portion of our operations and/or development activities are based in Latin America, notably in Argentina. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in Argentina and in the remainder of Latin America.

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

Further, in recent years, Argentina has confronted significant market volatility, including numerous periods of low growth or stagnation, inflationary pressures, including the depreciation of the Argentine Peso, evidenced by significantly higher fuel, energy, and food prices, among other factors. Further, the Argentine government increased its direct intervention in the economy, including through the implementation of regulation of market conditions, expropriations or nationalizations and price controls. Therefore, the inflation rate in Argentina and the government’s intervention in the economy may adversely affect our business.

According to data published by the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”), the Consumer Price Index (“CPI”) increased 95% from January through August 2024, 211% in 2023, 94.8% in 2022 and 50.9% in 2021. If inflation remains high or continues to rise towards a hyperinflation, Argentina’s economy will continue to be negatively impacted, and our results of operations could be materially adversely affected.

On November 19, 2023, general presidential elections took place in Argentina, and a new coalition La Libertad Avanza, led by Javier Milei, took office on December 10th, 2023, with a principal mandate of curbing inflation and re-aligning macroeconomic variables.

On December 20, 2023, Emergency Decree 70/2023 entitled “Bases for the Reconstruction of the Argentine Economy” (“Decree 70/2023”) was published in the Official Gazette, repealing and amending several laws to stabilize Argentina’s economy through spending cuts, devaluing the Argentine Peso and temporarily increasing import taxes and export taxes. The most relevant measures contained in the Decree 70/2023 included the declaration of public emergency in economic, financial, fiscal, administrative, social security, tariff, health and social matters until December 31, 2025, as well as measures ranging from the repeal of regulations on housing lease contracts, supply of basic necessities, commercialization of mass consumption products, to the modification of the corporate form of companies in which the State has a stake. Moreover, Decree 70/2023 contains 44 sections by means of which changes in the labor regulations in force are ordered. With respect to the latter, different precautionary measures, contained in actions for injunctive relief, have recently been admitted in order to temporarily suspend the effects of Decree 70/2023. All these precautionary measures, filed mainly by labor unions and different workers’ unions, have been appealed by the Government of Javier Milei. Currently, it is not possible to confirm what the outcome of these measures filed against Decree 70/2023 will be. In addition, Decree 70/2023 is still subject to a subsequent legislative control established in section 99, paragraph 3, of the National Constitution and in Law 26,122. According to the provisions of the latter, Decree 70/2023 will remain in force until it is rejected by both Chambers of Congress. On March 14, 2024, after failing to comply with the deadlines stipulated by Law 26,122 for the Permanent Bicameral Commission to consider Decree 70/2023, the Senate of the Nation opened special sessions in which it voted for the rejection of Decree 70/2023. Now, DNU 70/2023 awaits its treatment in the Chamber of Deputies of the Nation; in case the Chamber of Deputies votes for its rejection, it would lose its effectiveness.

Furthermore, on December 27, 2023, the Administration of President Javier Milei submitted to Congress an extensive bill entitled “Law of Bases and Starting Points for the Freedom of Argentines” (the “Bases Law”). Among the many issues dealt with in the draft of the Bases Law is a broad declaration of emergency and the delegation of legislative powers to the executive branch. In addition, the draft of the Bases Law proposes a general program of deregulation of commerce, services and industry throughout the national territory, as well as the privatization of companies under State control, such as the national airlines (Aerolineas Argentinas), the national train company (Trenes Argentinos), the national postal service (Correo Argentino) and companies engaged in strategic services such as banking, energy, water, among others. After six months of legislative work, on June 27, 2024, the Chamber of Deputies of the National Congress approved the final text of the Bases Law, finally passing the Bases Law. The consequences of such law and the economic and political reforms it introduces may cause initial uncertainty and adjustments costs which may adversely affect the Argentine economy, stock market prices, and our business, financial condition, and operational results.

On the same date, the National Congress approved Law No. 2774 on tax measures, including a moratorium and tax amnesty regimes and amendments to the Personal Assets Tax, Income Tax, and Special Regime for Small Taxpayers, among others (“Tax Package”). The aim of this bill is, among others, achieve the voluntary payment of taxes by taxpayers and responsible parties, who, if they join the regime, will obtain different benefits according to the type of adhesion and the type of debt they have.

On July 8, 2024, the executive branch issued Decrees No. 592 and 593, whereby it enacted the Bases Law along with the Tax Package.

The executive branch issued Decree No. 608 and 695 on July 12, 2024, and August 5, 2024, respectively, regulating certain rules of the Tax Package and the following four chapters of Title II of the Base Law: (i) Administrative Reorganization; (ii) Privatizations; (iii) Administrative Procedure; and (iv) Public Employment. Finally, on August 12, 2024, the executive branch published Decree No. 713 in the Official Gazette through which it moved forward with the regulation of Section of the Bases Law related to contracts and transactional agreements (including concessions).

The social, political and economic impact of the reforms and measures announced by the Argentine government to date, such as the ambitious deregulation plan intended to be implemented through Decree 70/2023 and the Bases Law, the consequences of such law and the Tax Package and the impact of future reforms, measures and policies that may be proposed by the new Argentine administration remain uncertain, and could adversely affect the Argentine economy or our business, financial condition or results of operations.

In Brazil, the economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Since the pandemic-induced decline of 3.2% in 2020, Brazil’s GDP increased 4.7 in 2021, 3.0% in 2022, 2.9% in 2023, with an expectation of 2.2% growth in 2024. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crisis have affected the confidence of investors and the general public. As a result, Brazil continues to face uncertainty related to the future developments in policies and whether and when such policies and regulations may be implemented.

Negative current economic conditions in these markets could have an adverse effect on our financial condition and results of operations.

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

Historically, governments in Latin America have frequently intervened in the economies of their respective countries and have occasionally made significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among others, price controls, currency devaluations, capital controls and tariffs. Our business, financial condition, results of operations and prospects may be adversely affected by the changes in government policies or regulations of Latin American governments, including:

●	exchange rates and exchange control policies;
●	tariff and inflation control policies;
●	foreign exchange controls and restrictions on abroad remittances and payments of dividends;
●	price control policies;
●	liquidity of domestic capital and lending markets;
●	tax policies, royalty and tax increases and retroactive tax claims; and
●	other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

In addition, between 2006 and 2012, the Argentine government conducted expropriations including mainly utilities or companies in strategic sectors of public interest, like Aguas y Saneaminentos S.A. in 2006, Aerolíneas Argentinas S.A. in 2008 and YPF S.A. in 2012. In an unprecedented case in 2020, the government unsuccessfully attempted the expropriation of a company fully involved in the private sector with no public interest, like Vicentín S.A., which is the fourth largest grain exporter in Argentina, and, in addition, was undergoing a restructuring under reorganization proceedings. However, the government desisted due to generalized massive spontaneous protests and opposition from opposing political parties and the legal and financial community. In September 2014, the Argentine Congress enacted Law No. 26,991 which amended the Supply Law No. 20,680 (Ley de Abastecimiento) that enabled the Argentine government to intervene in certain markets when it considered that any party to such market was trying to impose prices or supply restrictions in such market. The law granted broad powers to the relevant enforcing agency including to order the sale, production, distribution and/or delivery of basic needs goods throughout the country in case of a shortage of supply.

Nonetheless, Decree 70/2023 and Resolution 51/2024 issued by the Secretary of Commerce (“Resolution 51/2024”) repealed several rules related to price and inflation control policies, such as the Supply Law, Law No. 27,545, and Law No. 26,992, and several other rules and laws that hindered commercial relations between citizens and promoted an interventionist role of the Argentine government.

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

The Argentine Peso depreciated 354% against the U.S. dollar in 2023, 70.7% in 2022, 20.0% in 2021 and 40.5% in 2020 based on the official exchange rates published by the Argentine Central Bank. In the past years, the Argentine government has imposed restrictions on the purchase of foreign currency. These measures gave rise to an unofficial market where the U.S. dollar trades at a different market value than the official Argentine Peso – U.S. Dollar exchange rate. The rigid exchange controls and transfer restrictions substantially limit the ability to obtain foreign currency or make certain payments or distributions out of Argentina. See “—Argentine exchange controls and restrictions limit access to the FX Market to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina”.

The Brazilian real has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Brazilian real against the U.S. dollar. In 2023, the Brazilian real appreciated 8.1% against the U.S. dollar, whereas in 2022 the Brazilian real appreciated 7.3% against the U.S. dollar, following a depreciation of 9.1% in 2021 and a depreciation of 28.9% in 2020.

Our consolidated financial information included herein is presented in U.S. dollars. Fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and could have a material adverse effect on our results of operations and financial condition.

We are required to apply inflationary adjustments and tax indexation procedures in some of our Argentine subsidiaries, which could adversely affect our financial statements, results of operations and financial condition.

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

Beginning with the period ending on December 31, 2018, Bioceres’ Argentine subsidiaries which have Argentine Peso as its functional currency began preparing financial statements in compliance with IFRS, adopting IAS 29. Effective July 1, 2022, our main subsidiaries changed their functional currency from the Argentine Peso to the United States Dollars as a result of changes in events and conditions relevant to their business operations. The effect of the functional currency change was recorded prospectively in accordance with IAS 21. As a result, from July 1, 2022, there are no longer significant effects of inflation adjustments in our financial statements. See “Item 5. Operating and Financial Review and Prospects.”

From a tax perspective, in December 2019, the Argentine Government promulgated Law 27,541. It provided that the tax rate reduction established by Law 27,430 (reduction of the income tax rate from 35% to 30% for fiscal periods beginning on January 1, 2018, until December 31, 2019, and 25% for fiscal periods beginning on or after January 1, 2020, inclusive) be suspended until the fiscal years beginning on or after January 1, 2021. Thus, the tax rate of 30% was maintained. Law 27,541 also provided that, for the first and second financial years starting on or after January 1, 2019, one-sixth of the inflation adjustment (provided by Law 27.420) will be computed in the fiscal year of the adjustment calculation and the remaining five-sixths in equal parts in the five tax periods immediately following.

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

In recent years, Argentina has confronted significant market volatility, including numerous periods of low growth or stagnation, inflationary pressures, including the depreciation of the Argentine Peso, evidenced by significantly higher fuel, energy, and food prices, among other factors. Further, the Argentine government increased its direct intervention in the economy, including through the implementation of regulation of market conditions, expropriations or nationalizations and price controls. Therefore, the inflation rate in Argentina and the government’s intervention in the economy may adversely affect our business.

According to data published by the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”), the Consumer Price Index (“CPI”) increased 95% from January through August 2024, 211% in 2023, 94.8% in 2022 and 50.9% in 2021. If inflation remains high or continues to rise towards a hyperinflation, Argentina’s economy will continue to be negatively impacted, and our results of operations could be materially adversely affected.

Upon taking office, in December 2023, President Milei signed a decree to stabilize Argentina’s economy through spending cuts, devaluing the Argentine Peso and temporarily increasing import taxes and export taxes. In June 2024, the Argentine National Congress approved a law that focused on mass privatization, deregulating certain sectors, and easing labor market rules. The consequences of such law and the economic and political reforms it introduces may cause initial uncertainty and adjustments costs which may adversely affect the Argentine economy, stock market prices, and our business, financial condition, and operational results. No assurances can be made as to the policies that may be implemented by the new Argentine administration, or that political developments in Argentina, will not adversely affect the Argentine economy or our business, financial condition or results of operations.

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

ON August 4, 2023, Argentina and Qatar entered into with a loan agreement for US$775 million to assist Argentina in repaying US$1.411 billion owed to the International Monetary Fund (the “IMF”) from previous loan facilities. In addition, on August 23, 2023, the former Argentine Minister of Economy announced agreements with the World Bank for U$650 million. The World Bank’s Board of Directors approved two financings for Argentina. The first was focused on increasing access to financing for small and medium-sized enterprises to help them better mitigate and adapt to climate risks, while the second supported the strengthening of food programs.

Moreover, on June 12, 2024, the People’s Bank of China and the Central Bank of Argentina renewed the full activated portion of their currency swap agreement to RMB 35 billion (equivalent to US$ 5 billion) for a period of 12 months. Starting from that date, the Argentine Central Bank will gradually reduce the activated amount over the following 12 months, aligning with the expiration date of the current currency swap agreement. Consequently, this portion will be completely deactivated by midst of 2026.

On June 13, 2024, the IMF´s Executive Board concluded the eighth revision of the agreement under the Extended Fund Facility for Argentina. The decision of the Board permitted a disbursement of approximately U$ 800 million, with which the total disbursements in the frame of the agreement increases to U$41.4 billion. This disbursement will support the efforts of the Argentine authorities to reestablish stability and strengthen the external viability of Argentina. In this sense, the Argentine program remains firmly on course, having accomplished all quantitative objectives by March 2024. To sustain this progress, the IMF stated that it is essential for the Argentine government to enhance the quality of fiscal adjustments, initiate the first steps toward improved monetary and exchange rate policies, and implement reforms to unlock growth, formal employment, and investment.

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

On November 19, 2023, the second round (ballotage) of the presidential elections in Argentina took place, in which the ruling party Unión por la Patria, with former Minister of Economy Sergio Massa as its main candidate, obtained 44.30% of the votes, and, in contrast, the party La Libertad Avanza, led by Javier Milei, obtained a result of 55.65% of the votes. In this sense, on December 10, 2023, Javier Milei took office as the new President of the Argentine Republic for the next four years.

Also, on December 20, 2023, Decree 70/2023 repealed and amended several laws. The Title IV of the Decree 07/2023 contains labor regulations, which modify substantially the Labor Contract Law 20,744. This Title is currently suspended by judicial decision. However, Law 27,742, Law of Foundations and Starting Points for the Freedom of Argentinians, enacted on June 28, 2024 and enforced on July 9, 2024, includes many of the modifications attempted in this regulation.

The Law 27,742 introduces important amendments in labor and social security matters, which are contained in two of its titles: (i) Title IV “Promotion of Registered Employment” and (ii) Title V “Labor Modernization”.

Although the Law 27,742 is enforced, pending issues for regulation or collective bargaining include: (i) the new mechanism for labor registration and the preparation of pay slips; (ii) employment regularization; (iii) a new online platform for reporting irregular registrations; (iv) the creation of a severance fund for dismissal compensation with collaborators.

Issues for immediate application and effectiveness as of July 9, 2024 include: (i) the validity of the labor contract registration by the labor provider; (ii) exclusion of service contracts from the scope of the Labor Contract Law (LCT); (iii) non-application of the presumption of employment contracts to self-employed workers who issue invoices; (iv) implementation of the new 6-month probationary period for those hired from July 9, 2024 (up to eight (8) months in companies with six (6) to one hundred (100) workers; and up to one (1) year in companies with up to five (5) workers); (v) reduction to 10 days of the pre-birth period at the pregnant woman’s option; (vi) just cause for dismissal in cases of obstruction, blockades, or damage during strike actions; (vii) increased severance compensation in cases of discriminatory dismissal; and (viii) elimination of fines and increased severance compensation in case of misclassification and failure to register employment.

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

The Argentine Income Tax Law establishes a presumption of income from Argentine source on the sale or disposition by Non-Argentine Residents of shares and participations (or rights to receive such shares or participations) in foreign entities whose underlying assets are fully or partially located in Argentina, as long as the following conditions are met:

●	At least thirty percent (30%) of the value of the shares, participations or rights of the foreign entity, at the time of sale or in any of the 12 previous months, derives from assets that the entity owns directly or indirectly in Argentina. For this purpose, such Argentine assets or rights will be valued at their fair market value and will include, among others, shares or other forms of ownership, control or participation in the profits of a company incorporated in Argentina; and

The securities or rights of the foreign entity being sold or disposed represent, at least, ten percent (10%) of the equity of that entity, at the time of their disposal or in any of the 12 previous months. For purposes of this calculation, ownership of related entities, spouses and other relatives must be considered jointly.

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

The mechanism to comply with the payment of the Tax on the Indirect Sales depends on the tax residency of the buyer: (i) if the buyer or acquirer is an Argentine corporate entity (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) (“Argentine Entity”) or an Argentine resident individual (“Argentine Individual”) the tax must be withheld and paid to the Argentine Tax Authority, by the Argentine Entity or Argentine Individual, (ii) if the buyer is not an Argentine Entity or an Argentine Individual, the tax has to be paid by the seller or transferor directly (through an international wire transfer or through its legal representative in Argentina, if any). There are specific rules if the non-Argentine resident is a resident in a non-cooperative jurisdiction or the funds invested proceed from a non-cooperative jurisdiction as defined in the Income Tax Law. Argentine Income Tax Law defines “Non-Cooperative Jurisdictions” as any jurisdiction that: (i) has not signed an exchange agreement with Argentina; (ii) has not signed a DTT with Argentina; or (iii) has signed either an information exchange agreement with Argentina; (ii) has not signed a DTT with Argentina; or (iii) has signed either an agreement or a convention but does not comply with its obligation to share information with Argentina. The Regulatory Decree of the Income Tax Law provides a closed list of the jurisdictions deemed to be “non-cooperative” for tax purposes.

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

Any gain resulting from the delivery of our ordinary shares to grantors in connection with the payment of the In-Kind Consideration under the Rizobacter Call Option may be subject to the Tax on Indirect Sales at our level if all the conditions described above in section “The disposition or sale of our ordinary shares may be subject to taxation in Argentina” are verified. If applicable, the Tax on Indirect Sales would believe, at our option, either on: (i) the net gain resulting from the difference between our ordinary shares’ tax basis (acquisition cost, equal to the redemption price of such shares) and the value received by us in connection with the payment of the In-Kind Consideration at a 15% tax rate, or (ii) on the value received by us in connection with the payment of the In-Kind Consideration at a 13.5% tax rate. Any resulting Tax on Indirect Sales would be calculated on the proportion of the value that the Argentine assets represent with respect to the total value of our ordinary shares delivered and should be paid to the Argentine tax authorities by our legal representative in Argentina.

Argentine exchange controls and restrictions limit access to the FX Market to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina.

The Argentine government has imposed exchange controls and transfer restrictions, substantially limiting the ability of legal entities and individuals to obtain foreign currency or make certain payments or distributions out of Argentina. See “—Item 10. Additional Information—D. Exchange Controls.”

In response to the reinstatement of the foreign exchange restrictions, an unofficial U.S. dollar trading market developed in which the Peso-U.S. dollar exchange rate differs substantially from the official Peso-U.S. dollar exchange rate, and the use of blue-chip swaps expanded which, are much more expensive than acquiring foreign currency through FX Market at the official exchange rate. Exchange controls have generally affected the level of international reserves deposited with the Argentine Central Bank, which decreased to US$27.662 billion as of August 21, 2024. See “—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates relative to the U.S. dollar in the countries in which we operate.”

Since the inauguration of Javier Milei’s government, access to the FX Market has been broadened, with expectations for further liberalization. These measures reflect the administration’s commitment to easing currency controls and enhancing market fluidity, which is anticipated to have a positive impact on the business environment by facilitating foreign currency transactions and reducing associated regulatory burdens.

All these measures could lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth and could adversely affect our business and results of operations.

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

On December 29, 2017, the Argentine government enacted the Law No. 27,430, resulting in a major tax reform of the Argentine tax system. One of such reforms was the reduction of the corporate income tax rate from 35% to 30% for fiscal years beginning on or after January 1, 2018, and 25% for fiscal years beginning on or after January 1, 2020. Additionally, the distribution of dividends was subject to income tax withholding at a 7% tax rate if the distributed profits derive from the fiscal years beginning on or after January 1, 2018, or a 13% tax rate if the distributed profits derive from fiscal years beginning on or after January 1, 2020.

However, on December 23, 2019, the Solidarity Law suspended the reduction of the corporate tax rate for Argentine Entities to 25% (with dividends being taxed at 13%) and maintained the 30% rate (with dividends being taxed at 7%) until fiscal years initiated on January 1, 2021. Consequently, the effectiveness of the 25% and 13% tax rates was delayed until tax years commencing after January 1, 2021.

Finally, on June 16, 2021, the Argentine Government enacted Law No. 27,630 which amended the Argentine Income Tax Law and replaced the 30% fixed rate paid by Argentine companies on their corporate income with a progressive rate ranging from 25% to 35%, depending on the net income of each year.

The applicable rate over dividends paid to shareholders, whether they are individuals or undivided estates residing in Argentina or non-Argentine residents, continues to be 7% in all cases, regardless of the tax rate paid by the company at the corporate level.

Therefore, as of fiscal year 2021, Argentine entities are subject to a progressive rate ranging from 25% to 35%, depending on the net income of each year. Moreover, dividends distributions to the shareholders mentioned in the paragraph above are subject to a 7% withholding rate.

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

On July 8, 2024, Law 27,743 introduced certain amendments to the Personal Assets Tax applicable as a of fiscal year 2023. However, such amendments do not refer to the tax treatment applicable to shares or participations in the capital of Argentine companies.

Hence, currently, Non-Argentine residents are subject to Argentine personal assets tax for holding shares and other equity participations in Argentine companies as of December 31 of each year at a rate of 0.50%, which is levied on the proportional net worth value (valor patrimonial proporcional) of the shares arising from the last balance sheet. Argentine companies are obliged to pay the tax on behalf of their Non-Argentine resident shareholders, partners or owners and are entitled to seek reimbursement from them.

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

On May 6, 2020, our board of directors approved a program to repurchase our own securities. As described in Item 10 of this Annual Report, we may repurchase up to US$10,000,000 to enhance the allocation of capital to certain equity-finance obligations (the “Buy-Back Program”). As of June 30, 2024, we have acquired 731,562 ordinary shares under the Buy-Back Program. Future purchases, if any, would be funded from our cash balances and could reduce our financial liquidity and indirectly add to our indebtedness, as well as reduce liquidity of our ordinary shares.

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

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our ordinary shares are listed on Nasdaq or another national securities exchange, they are covered securities. If our securities were no longer listed on Nasdaq, they would not be covered securities, and we would be subject to regulation in each state in which we offer securities.

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

We ceased to be a “controlled company” for purposes of the Nasdaq rules. Accordingly, we are required to comply with the corporate governance requirements of the Nasdaq rules unless an exemption applies.

As of the date of this Annual Report, Bioceres Group PLC owns less than 50% of our outstanding shares and, therefore, we are no longer considered a “controlled company” under the Nasdaq rules. Accordingly, we must comply with the provisions of the Nasdaq rules that require a majority of our board of directors to be independent and that we have nominating and compensation committees comprised entirely of independent directors, unless we choose not to comply with such requirements in accordance with Nasdaq rule 5615. In this regard, we rely on our home country practices, in lieu of these requirements, which do not require us to have a majority of our board of directors to be independent, permit our nominating and governance committee to be comprised of shareholder representatives and do not require us to hold regular executive sessions where only independent directors shall be present. Failure to comply could result in our shares being delisted, unless we choose not to comply with such requirements in accordance with Nasdaq rule 5615. Any delisting of our shares would likely have a material adverse effect on the liquidity and trading market for our shares.

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

We are an exempted company incorporated under the laws of the Cayman Islands and a majority of our officers and directors are residents of jurisdictions outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

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

We have been advised by Maples and Calder (Cayman) LLP, our Cayman Islands legal counsel that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

We expect to incur increased costs as a result of being a public company, particularly as we have ceased to qualify as an “emerging growth company.”

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

As of June 30, 2024, we owned or licensed more than 1,600 brands and more than 579 registered products and, either exclusively or non-exclusively, over 750 patents and patent applications. Our product portfolio includes (i) biological crop nutrition products such as seed inoculants, biofertilizers or biostimulants, (ii) a full range of biocontrol products including bionematicides, biofungicides and bioinsecticides, (iii) next generation crop nutrition and crop protection products such as microbeaded fertilizers and adjuvants, and (iv) seed germplasm, GMO and non-GMO traits and ready-to-use seed pack solutions.

We are a global company, and our agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe. For the year ended June 30, 2024, our total revenue was US$464.8 million, our operating profit was US$44.8 million, our GAAP net income was US$6.2 million and Adjusted EBITDA US$81.4 million. For the year ended June 30, 2023, our total revenue, net profit and adjusted EBITDA for the year ended June 30, 2023 totaled US$420.1 million, US$20.2 million and US$81.2 million, respectively. Adjusted EBITDA is a non-IFRS financial measure. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” for information regarding our use of Adjusted EBITDA and a reconciliation of net profit to Adjusted EBITDA.

We sell our products through our international subsidiaries and a sales and marketing team consisting of over 291 individuals. We enjoy exceptional access to the end-users (farmers) as a result of: (i) our strategic alliances and partnerships with global agriculture leaders and our joint ventures; (ii) the shareholders of Bioceres Group PLC, which is the majority holder of Bioceres S.A., who collectively control significant agricultural land in South America; and (iii) our longstanding relationships with more than 1,600 dealers and distributors. Our customers include global blue-chip companies and industry leaders, large distributors, co-ops and dealers, as well as large farmers and individual growers.

Our leading infrastructure, the success of our unique technology platform, and a commanding presence in key markets have made us a flagship agricultural solutions provider, as well as the natural partner for global conglomerates.

Our History

Bioceres Crop Solutions Corp is a Cayman Islands exempted company incorporated on November 14, 2017.

Our principal executive offices are located at Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina. Our telephone number at that address is +54 341 486-1100. The address of our registered office in the Cayman Islands is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 E. 42nd Street, 18th Floor, New York, NY 100168. Our website is www.biocerescrops.com and the SEC also maintains a website at http://www.sec.gov which contains reports and other information regarding registrants that file electronically with the SEC. The information on our website is not incorporated by reference into this annual report.

We have developed our business by establishing joint ventures and collaborations, in addition to implementing an acquisitive growth strategy. Our joint ventures with industry leaders, such as Florimond Desprez and De Sangosse, and non-joint venture collaborations with companies such as Syngenta, Corteva and Momentive, have allowed us to bring our products to market in an efficient and cost-effective manner. In addition, we have acquired and created multiple companies. For more details, see “Item 4. Information on the Company—B. Business Overview— Joint Ventures and Key Collaborations” and “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions.”

The timeline below illustrates the establishment of key joint ventures and our main acquisitions, which are discussed below.

Bioceres S.A. was founded in 2001 by a group of farmers and agronomists in Argentina that partnered to address the demand for higher crop productivity in a sustainable and environmentally conscious way.

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

Since our founding, we believe that we have built one of the leading fully integrated biotechnology platforms of its kind to source, validate, develop and commercialize agricultural productivity technologies that regenerate agricultural ecosystems while making crops more resilient to climate change. Together with our subsidiaries, we have a diverse customer base, comprehensive product portfolio and expanded geographic reach across a wide range of crops well positioned to serve this significant market opportunity.

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

We are pioneers in the agriculture biotechnology industry as the first and only company in the world to develop a drought-tolerant technology for soybean and wheat cropping systems. We are also the first non-governmental Latin America-based entity with an approved biotech event in a major global crop.

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

Protecting our technologies and products under intellectual property rights allows us to offer the agricultural value chain unique and highly differentiated products and technologies, improving our competitiveness in the market. We believe that our patent and trademark portfolio is among the most competitive globally. As of June 30, 2024, we have identified and sought patent protection in our capacity as either title holder or licensee, or as exclusive or non-exclusive licensee, for over 750 patents or patent applications. Through our subsidiaries Rizobacter and Pro Farm, we have over 1,334 trademarks and over 290 trademarks applications globally.

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

With over 69 active projects, we are advancing biotechnology traits, biofungicides, bioinsecticides, bioherbicides, bio-stimulants, and inoculants, as well as developing soybean and wheat varieties. All of these endeavors exemplify our commitment to achieving sustainable organic growth.

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

We believe that we have created a highly competitive and capital efficient, independent platform for developing such products and technologies. We consider Bioceres Group PLC, through Bioceres S.A., to be the premier partner for advanced validation of promising research leads developed by research institutions in Argentina, most of which do not have the necessary capabilities for this purpose. During the technology sourcing process, Bioceres Group PLC designs and develops an efficient open architecture model that allows the scientific community (public institutions, other companies, entrepreneurs, etc.) to interact with it actively and productively.

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

As of June 2024, our ecosystem had more than 19 collaborations and joint initiatives with various players on a global scale. Our collaboration network includes projects with both public institutions at national and international levels as well as with other companies in the private sector. Two of our most valuable products (HB4 and Rizoderma) were incubated through such collaborations. We followed this concept when we acquired Pro Farm, which we believe possesses a cost-effective R&D platform.

Established Relationships with Key Industry Players Leading to Early and Broad Adoption of Technologies and Products

We possess a competitive advantage in commercializing our products, leveraging our strong industry relationships to bring our products to the market faster than our competitors.

We have a well-established high quality brand perception among customers, that positions us as a key reference for farmers who recognize the quality of our brands and value of our product offering. This reputation was built over our history of more than 40 years. We also have unique access to producer/end users through our parent company. Bioceres Group PLC and Bioceres S.A. (our largest shareholder as of June 30, 2024) are jointly owned by more than 400 shareholders, amongst which are some of the largest farm operators, processors, distributors and commercial participants in the Latin American agricultural sector. Bioceres Group PLC’s and Bioceres S.A.s shareholder structures also include founding members of Argentine Association of Producers in Direct Seeding (Asociación Argentina de Productores en Siembra Directa) and leading members of Argentine Association of Regional Consortia of Agricultural Experimentation (Asociación Argentina de Consorcios Regionales de Experimentación Agrícola) – early adopters and leaders in the sustainable agriculture movement. These unique relationships not only allow us to quickly bring our products to market and integrate our technologies into the broad market by creating a proprietary distribution and commercialization channel, but also provide us with a highly desired early-stage testing platform that allows us to receive direct market feedback in the testing process in order to vet and facilitate faster market penetration.

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

Significant Transactions

We are not aware of any significant transactions requiring disclosure pursuant to this item during the past fiscal year.

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

The exclusive commercial collaboration is global, except for Argentina where both parties will continue to work under the existing framework. Implementation was staggered, commencing in January 2023 for territories in the first phase, and in January 2024 for territories in the second phase, and subject to regulatory clearances.

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

For further information on Syngenta Exclusive Global Distribution Agreement, please see Note 6 to our audited consolidated financial statements included elsewhere in this report.

Note Purchase Agreement and HB4 Soy Supply Agreement with Moolec Science SA

In September 2024, we entered into a note purchase agreement (the “Note Purchase Agreement”) and a HB4 soy supply agreement (the “HB4 Soy Supply Agreement”) with one of our affiliates, Moolec Science SA (“Moolec”). In June 2024, under the terms of the HB4 Soy Supply Agreement, we supplied to Moolec an amount of HB4 soy equivalent to US$6.6 million. In exchange, Moolec Science issued convertible notes to us in an aggregate principal amount of US$6.6 million (the “Moolec Convertible Notes”). Further, Moolec has the option to request additional deliveries of an amount of HB4 soy equivalent to US$9 million and Moolec will issue additional notes in connection with this option. HB4 soy delivered pursuant to the HB4 Soy Supply Agreement is priced at the VWAP of the Chicago Board of Trade price for soybeans on the date that delivery is made to Moolec, plus a 20% premium.

The Moolec Convertible Notes will mature 36 months after and include a “payment-in-kind” feature. If the trading price of Moolec’s ordinary shares exceeds the strike price of US$6.00 per ordinary share for 10 trading days, we have the option to exercise the early conversion option pursuant to which the principal amount outstanding under the Moolec Convertible Notes may be converted into ordinary shares of Moolec at the strike price. At maturity, Moolec has the option to convert the principal amount outstanding under the Moolec Convertible Notes into ordinary shares. In connection with our early conversion option and Moolec’s optional conversion at maturity, Moolec may deliver ordinary shares, cash, or a combination of cash and ordinary shares.

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

Rizobacter Acquisition

On October 19, 2016, RASA Holding, our wholly owned subsidiary incorporated in Delaware, acquired 20,004,000 shares of Rizobacter, an Argentine company located in Pergamino, Province of Buenos Aires, representing 50.01% of the outstanding capital stock (the “Rizobacter Acquisition”). The total purchase price was US$57.3 million. In addition, a contingent payment of US$17.3 million may be payable by Bioceres Group PLC, through Bioceres S.A., to certain of the selling shareholders of Rizobacter subject to an injunction and related ongoing litigation. The Rizobacter Acquisition was approved by the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia or CNDC) on August 25, 2017. See “Item 3. Key Information —D. Risk Factors—Risks Related to our Business and Strategy—Certain of the Rizobacter shares we own are subject to a judicial injunction that, if decided unfavorably to us, would require us to surrender part of our interest in Rizobacter thereby reducing our equity interest in Rizobacter” and “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—An injunction in connection with the Rizobacter Acquisition may require us to surrender part of our interest in Rizobacter.”

On October 22, 2018, RASA Holding, entered into the Rizobacter Call Option Agreement. On March 14, 2019, we exercised the Rizobacter Call Option to acquire an additional 29.99% of the capital stock of Rizobacter, thereby becoming owners of 80% of the capital stock of Rizobacter.

With a 47-year history, Rizobacter has developed a leading global position in biological products and a leading ag-input channel for high-value products. Prior to the Rizobacter Acquisition, we developed a partnership relationship with Rizobacter through a jointly owned company, Bioceres Crops S.A. (formerly Semya), a product development initiative focused on identifying customized seed treatments for our Integrated Seed products. The Rizobacter Acquisition combined Rizobacter’s experience in microbials with our pre-existing pipeline of germplasm and trait assets. This combination has provided us with a unique position with respect to biological assets for key row crops. Rizobacter also provided a unique platform that facilitates the commercial launch of new products and the continued development of our pipeline of innovations.

Verdeca Acquisition

In February 2012, we signed a joint venture agreement with Arcadia Biosciences. The resulting joint venture, Verdeca, in which we held a 50% equity interest, is engaged in the development and deregulation of soybean traits.

Our joint venture agreement provided for each of the partners the right to license or sublicense their trait technologies to Verdeca for use in soybeans. Accordingly, Bioceres Group PLC has agreed to grant us an exclusive, worldwide, sublicensable license for HB4 technologies for use in soybeans. The main product in the Verdeca pipeline is HB4 trait for soybeans.

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

Our research and development facilities are in Pergamino, Argentina; Davis, California; and Helsinki, Finland. Additionally, we have sales offices or subsidiaries in 11 countries including: Argentina, Brazil, Bolivia, Colombia, Estonia, France, Paraguay, Russia, South Africa, United States and Uruguay. See “Item 4. Information on the Company—C. Organizational Structure” for our organizational chart and list of subsidiaries, affiliates and joint ventures as of June 30, 2024.

As of June 30, 2024, we had 983 full-time employees globally. See “Item 6 Directors, Senior Management and Employees—D. Employees” for more information on number of employees by role and location.

Our Segments and Key Products

We divide our business into the following three segments: crop protection, seed and integrated products, and crop nutrition.

The following table sets forth the key products, growth drivers, revenue and gross profit, and selected commercial partners for each of our segments. The segments are described in further detail below.

Total Revenue and
			Gross Margin	Selected
Business			(Year Ended	Commercial
Segment	Key Products	Growth Drivers	June 30, 2024)	Partners
Crop Protection	Adjuvants Pest control molecules	Penetration of bioprotection portfolio into mainstream row crop agriculture	US$223.5 million 35.7% Gross Margin	Corteva Syngenta

		Adjuvant expansion in Brazil and Paraguay		DOW Nufarm

		Expand installed capacity utilization, particularly in Brazil		Yara Croda

		New registration approvals		Zschimmer & Schwarz Momentive

Seed & Integrated Products	Seed treatment packs	Commercialization of HB4 technology	US$96.4 million 31.2% Gross Margin	Florimond Desprez

	Seed traits			Corteva GDM Seeds

	Seed germoplasm			Syngenta TMG

Crop Nutrition	Micro-bead fertilizers	International expansion of bionutrition sales	US$144.8 million 53.0% Gross Margin	De Sangosse Syngenta

	Inoculants			Valent BioSciences

	Biofertilizers			Corteva Biowish

	Crop health products and biostimulants			Spraytec Stoller

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

Seed Traits

Our seed trait effort is primarily focused on improving plant yields by increasing plant tolerance to abiotic stress, such as drought or soil salinity. This effort is also enhanced by a secondary focus on crop protection and quality traits. We gain access to these technologies through Bioceres Group PLC’s collaboration with the original developers of the technologies or by co-developing new events with our partners. Our HB4 technology helps increase yields by an average of 10% to 20% for soybean and wheat crops under various growing seasons and conditions, including sporadic drought episodes. HB4 does not adversely impact yields in optimal growing conditions, which is a distinct and important factor compared to other stress tolerance technologies. Additionally, through collaborations, we are expanding the use of the HB4 traits into crops that are not part of our core business but will benefit from the technology.

Other Traits

Biotech traits are positioned as core assets in our product development efforts. Our soybean trait portfolio includes new crop protection platforms for weeds that address basic farmers’ needs. However, our main focus is traits related to abiotic stress tolerance and nutrient use efficiency, that will help achieve our goal of an agriculture with lower environmental impact. For wheat, in addition to the HB4 technology, we have developed several traits oriented to consumers’ demand, such as reduced gluten content, resistant starch varieties with lower glycemic indexes and flour with increased shelf-life. We have also started R&D projects to develop genetically modified/genome edited traits to confer resistance to the main diseases that affect wheat production and limit yield potential.

Germplasms

We currently have our own breeding programs for soybean and wheat and have a pipeline to create elite germplasm and use them as a channel for our own technologies as well as meet demand for non-GMO crops and other technologies from third parties that complement our portfolio. Our soybean breeding program, operated through Verdeca, delivers varieties that are registered or are in the process of being registered in Argentina, Uruguay, Paraguay and South Africa. Our wheat breeding program is operated through our joint venture, Trigall Genetics, through which we co-develop conventional and HB4 varieties with Florimond Desprez, a global leader in wheat genetics. For both crops we are now expanding the target markets, starting to develop germplasm, or working with partners to develop germplasm, that is adapted to important regions, like the United States, Australia, and Brazil.

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

Inoculants

Inoculants are biological fertilizers, broadly using nitrogen-fixing bacteria, which promote growth of leguminous crops such as soybeans and alfalfa. We hold a leadership position in sales of soybean inoculants, with approximately 23% global market share as of June 30, 2024. We developed the next generation of inoculants, “Ultra High Concentrate” (“UHC”) and Extended Shelf-Life products, for professional seed treatment.

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

Proof of Concept: The proof-of-concept phase is aimed at validating the data gathered during the discovery stage and initiating the development of a product from selected variants. Key activities include (i) efficacy validation under controlled conditions (in-vitro and in-vivo), (ii) identification and characterization of selected variants, (iii) selection of candidate variants based on efficacy and characterization, and (iv) candidate improvement (mutagenesis or transgenesis methods). In our experience, the proof-of-concept phase typically lasts 36 months, although it may range from as little as six months for a microbial solution to as many as five years for plant GM traits.

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

HB4 Program

One of the channels through which we sell our HB4 soy and wheat seeds is through our identity preserved HB4 Program. The system requires having contracts with growers committed to maintaining the identity of the crop under a full delivery of harvested product for seed production offtake agreement or delivery of grain only at approved destinations. Under these agreements, we contribute HB4 integrated seeds and other goods to growers for a pre-agreed price (based on prevailing market prices), which are later deducted from the service fees paid to growers at the time of harvest.

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

Trigall genetics markets conventional wheat varieties through licenses with Bioceres Semillas, Grupo Don Mario (“GDM Seeds”), Asociación de Cooperativas Argentinas (“ACA”), among others.

Trigall Genetics had made prior investments in joint ventures that acquired Australian wheat germplasm and breeding assets from S&W Seed Company (“S&W”). In January 2023, Trigall Genetics entered into a joint venture with S&W to advance wheat breeding activities in Australia. Initially, Trigall Genetics owned 80% of the newly created joint venture company. In April 2024, Trigall acquired the remaining 20% from S&W. The program encompasses both conventional and genetically modified varieties, including our drought-tolerant HB4 technology, which aims to improve yields in a region increasingly affected by drought and soil salinization.

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

On June 14, 2022, Moolec entered into a business combination agreement by and among LightJump Acquisition Corporation, Moolec, and Moolec Acquisition, Inc., a Delaware corporation, providing for, among other things, LightJump and Moolec to become subsidiaries of Moolec Holdco and all stockholders of LightJump and Moolec to become shareholders of Moolec Holdco (the “Moolec Business Combination”). On December 28, 2022, we contributed all of our ownership in Moolec Science Limited to Moolec in exchange of 1,560,000 ordinary shares of Moolec. The Moolec Business Combination closed on December 30, 2022, and, as a result, Moolec’s ordinary shares began to be traded on Nasdaq. As of June 30, 2024, our ownership in Moolec was 1,391,250 ordinary shares, representing less than 4% of their issued capital stock.

In September 2024, we entered into note purchase agreement with Moolec Science. See “—Key Agreements— Note Purchase Agreement and HB4 Soy Supply Agreement with Moolec Science SA.”

Non-Joint Venture Collaborations

We engage in strategic non-joint venture collaborations for product development and commercialization with leading industry players, and with academic entities and internationally recognized research institutions with whom we collaborate in pre-competitive technology sourcing and early-stage research.

Rizobacter Non-Joint Venture Collaborations

Rizobacter has a longstanding strategic alliance with Syngenta, one of the leading global companies in the research, development, marketing and sales of seed treatment products and solutions. Syngenta placed their Seed Care Institute in Rizobacter’s principal facility located in Pergamino for the research, development and marketing of Syngenta’s seed treatment products and solutions in Argentina, including Maxim Integral, Maxim Evolution, Suren Plus, Rizopack® 420 Hc, Ekey Top, Funcion Pack and Cruiser Pack. We also purchase from Syngenta seed treatment products including Maxim XL, Maxim Integral, Maxim Evolution, Suren Plus, Compinche, Compinche SX, Tenacius, Tenacius SX, among others. The synergy of the product portfolio produced by both companies allows us to combine the most advanced technologies with a highly efficient service for agriculture producers around the world. On September 16, 2022, we announced an expansion of the collaboration through which Syngenta becomes the exclusive distributor of our biological seed treatment solutions globally, except in Argentina, see “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions—Syngenta Exclusive Global Distribution Agreement.”

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

Additionally, Rizobacter has a strategic alliance with De Sangosse Group for the exclusive distribution in Argentina of their molluscicide line.

Rizobacter also has distribution agreements with Microbial Biological Fertilizer International PYD LTD for the distribution of several products within Rizobacter’s portfolio in South Africa, with Brett Young for distribution in the U.S., and with BIOWISH for the provision of bascillus for the formulation of the biological support added to the chemical fertilizer “Microstar.”

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

Through Verdeca, we entered into a series of agreements with GDM Seeds and TMG for the licensing of our biotechnology related to soy for breeding and/or sales in Argentina, Brazil, Paraguay, Uruguay and the United States.

We also have HB4 soy R&D technology license agreements with Criadero Santa Rosa and INTA in Argentina, FT Sementes, Latitude Genética and Integrado Sementes in Brazil, BAUP and INBIO in Paraguay, Prograin and Sollio in Canada, Southern Hemisphere Seeds in South Africa and Nebraska University in the United States.

Trigall licenses wheat varieties to a number of companies including ADP Uruguay, GDM, Biosemenis, ACA and Bioceres Semillas. These are “transactional” relationships, where there are no preferred partners and licenses are re-evaluated every year.

Further under Trigall, HB4 wheat has R&D agreements with EMBRAPA and OR Sementes in Brazil, and GDM in Argentina and in Brazil. We have a material transfer agreement for HB4 trait introgression with BUCK in Argentina, Stellenbosch in South Africa and ANAPO and SEMEXA in Bolivia and Colorado State University in the United States.

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

Seed and Integrated Products

In the year ended June 30, 2024, we sold our seed and integrated products to customers in Argentina, Switzerland, Uruguay, South Africa, Colombia, Paraguay, among other countries. Our top five customers in our seed and integrated products segment represented approximately 31.1% of our total revenue in this segment for the twelve-month period ended June 30, 2024.

Crop Protection

In the year ended June 30, 2024, sales from our crop protection segment were made to customers in Argentina, the United States, Brazil, Paraguay, Uruguay, among others. Our top five customers in our crop protection segment represented approximately 36.2% of our total revenue in this segment for the year ended June 30, 2024.

Crop Nutrition

In the year ended June 30, 2024, sales from our crop nutrition segment were made in Argentina, France, Switzerland, Brazil, Uruguay, Paraguay, Bolivia, South Africa, as well as other international markets. Our top five customers in our crop nutrition segment represented approximately 36.2% of our total revenue in this segment for the year ended June 30, 2024.

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

Reversing climate change and biodiversity loss

Agriculture is a significant contributor to climate change, with total agri-food system emissions in 2020 corresponding to 31% of total anthropogenic emissions, according to the latest estimates of the Food and Agriculture Organization. However, agriculture is also the main industry that utilizes and relies upon valuable soil microorganisms, often referred to as the soil microbiome, that are instrumental to capture atmospheric carbon in significant amounts. Therefore agriculture, particularly those agricultural practices that are biologically based, can play a key role in mitigating climate change.

Soil conservation practices such as conservation tillage, organic production, cover cropping and crop rotations — practices that are central to the creation of Rizobacter over 40 years ago and to the now-growing regenerative agriculture movement — can drastically increase the amount of carbon stored in soils. Using higher-yielding crops or varieties, or more climate resilient crops, and maximizing the yield potential of crops can also increase soil carbon.

Addressing consumer demand for sustainable and affordable foods

Consumer attitudes and behaviors are increasingly shifting towards more sustainable lifestyles, with the expectation that brands also “do good”. These preferences are redefining the entire food system all the way through to raw material origination.

Multiple studies have shown that consumers are more likely to choose products with an environmental or environmental, social and governance (“ESG”) related claim. For example, according to McKinsey and NielsenIQ’s reports, products making ESG claims outperformed those without such claims in 68% of surveyed product categories, based on an analysis of five years of U.S. sales data from 2017 to June 2022. A 2024 public study by PwC Spain, which surveyed over 20,000 consumers from 31 countries and territories, found that despite cost-of-living and inflation concerns, consumers are willing to spend an average of 9.7% more for sustainably produced or sourced goods, as nearly nine out of ten (85%) participants reported experiencing first-hand the disruptive effects of climate change in their daily lives.

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

Increased Regulation

Globally, the international regulatory landscape continues to place greater restrictions on the use of synthetic pesticides and other chemical crop inputs. For example, a new Sustainable Use of Pesticides Regulation was presented to the European Commission, which mandated a 50% reduction in use of chemical pesticides by 2030 in all member states. As of June 30, 2024, the proposed Sustainable Use of Pesticides Regulation was withdrawn, primarily due to opposition against the 50% mandate. The European Union is now developing a new Sustainable Use Regulation which emphasizes streamlining the approval process for biological products and promoting the adoption of integrated pest management and biological products by growers, rather than focusing on specific chemical reduction targets. Although the European Union is not establishing particular reduction targets, it continues to phase out chemical products at a significant rate.

Similarly, following years of litigation and under a December 2022 court order, the United States Environmental Protection Agency has agreed to aggressive timelines to complete Endangered Species Act assessments for several, commonly used chemical insecticides, herbicides, fungicides and nematicides. Under these reviews, EPA has recently proposed restrictions, or is expected to propose restrictions, on many chemical pesticides that currently hold a significant presence in the US market. In conjunction with an increasingly restrictive landscape for chemical pesticides, and other chemical crop inputs, the global public policy landscape continues to move towards the expedited approval of reduced risk biological crop inputs and their increased adoption, with South American countries at the forefront.

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

Biotechnology

Biotech crops have been around for more than 25 years and are planted on approximately 190 million hectares annually, according to the International Service for the Acquisition of Agri-biotech Applications (the “ISAAA”). The commercial adoption by farmers of genetically modified crops has been one of the most rapid cases of technology diffusion in the history of agriculture. Historically, biotech traits have focused on herbicide tolerance and insect resistance. However, biotechnology can deliver much more substantial agronomic, environmental, health, economic and social benefits, including increased productivity, conservation of biodiversity, improved nutrition, and mitigation of negative impacts of climate change. Our HB4 technology, which has now been approved in multiple countries for food and feed uses and for cultivation, is the first in the world that confers tolerance to climate changes in soybeans and wheat by allowing these crops to tolerate drought and soil salinity conditions that are a significant threat to the world’s food supply.

According to ISAAA’s last report, corn and soybeans represented most of the seed biotechnology market in 2019, making up approximately 80% of the global biotech seed market. The United States, Brazil and Argentina were the top planters of biotech seeds, with approximately 150 million hectares under production of biotech crops. As of 2019, the adoption of GM varieties is over 74 % for soybean, over 31% for corn and over 79% for cotton.

Until the HB4 wheat approval in Argentina, wheat had historically been an orphan crop in the sphere of biotechnology, despite being planted in 200 million hectares globally, the largest of any crop. Argentina is Latin America’s largest wheat producer, accounting for approximately 70% of wheat produced in the region. Today, drought tolerant HB4 wheat is the only genetically modified wheat approved anywhere (currently approved for cultivation in four countries: Argentina, Brazil, Paraguay and the United States) and on a commercial path to market anywhere in the world, which represents a major milestone in wheat’s global value chain.

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

Once considered a niche market, biologicals are currently the fastest-growing segment in the agricultural input market with double-digit growth industrywide, as compared with low-single-digit growth for conventional products. The market for agricultural biologicals, estimated to be approximately US$14 billion for 2023, still only represents about 3%-5% of the total agricultural inputs market for the same year, according to data from Dunham Trimmer and Woodstone Research & Consulting.

The main drivers for the strong growth performance are: regulatory policies that either encourage the adoption of bio-based products or restrict the use of chemical products; the need for products that improve soil health and nutrient utilization, yield and crop quality; insects, plant disease and weed resistance towards chemical products; need for greater convenience and flexibility in growing practices; and a need for greater R&D and innovation to meet the growing food security demands and environmental regulations.

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

We develop science-driven solutions that preserve biodiversity and promote climate-smart outcomes:

●	Soy and wheat crops tolerant to adverse weather conditions: we develop crops that are resilient to adverse weather conditions associated with climate change such as drought and heat via the adoption of our HB4-traited drought tolerant crops and biologically based seed treatment packages that help plants better weather yield and quality-robbing environmental stresses.
●	Complete portfolio of biological solutions: we enhance sequestration of GHGs in agriculture by promoting crop health and yields with effective environmentally beneficial crop protection tools, such as Rizonema, Rizoderma and MBI-306, and with microbial seed inoculants that enhance plant sustaining atmospheric nitrogen fixation, while also reducing the use rates of synthetic fertilizers – all of which reduce the negative impacts associated with runoff or soil leaching of persistent chemical compounds.

●	Next generation solutions that reduce input application rates: we promote efficient resource use with products such as adjuvants and Microstar PZ. Adjuvants are high-tech molecules used to increase the effectiveness of spray applications of crop inputs and, therefore, reduce the rate of application of both biological and chemical pesticides and other agricultural inputs. Microstar PZ is a low application rate micro-beaded starter fertilizer that provides newly planted seeds necessary nutrients, like nitrogen, phosphorus, sulfur and zinc, precisely at the time of planting. Microstar’s novel micro-beaded formulation enhances nutrient uptake efficiency at a critical point in a crops growth cycle that reduces the need for additional fertilizer applications later in the crop growth cycle — which also reduces negative air and water quality issues associated with traditional fertilizers.

HB4 Technology

HB4 technology significantly increases yields under drought conditions and positively impacts the environment through more efficient use of resources.

Biotech traits like HB4 can only be launched after a time-consuming breeding process to develop varieties that combine the technology with locally adapted, elite germplasm. We have been developing varieties that specifically target areas identified for maximum trait performance.

Our key markets for HB4 wheat in the Southern Cone comprise approximately nine million hectares of wheat planted per year, including Argentina, Latin America’s largest wheat producer and the world’s first country to adopt HB4 drought-tolerant technology, and Brazil, the second largest producer in South America and the country with the greatest potential to increase the planting area by an additional two to three million hectares. Other relevant markets for HB4 wheat are Australia, with approximately twelve million hectares planted with the crop each year and high incidence of water stress events and soil salinity, and the United States, the fourth-largest wheat producer in the world and the largest in the Americas, with approximately 15 million hectares planted per year.

For HB4 soy, our key markets include Argentina, Brazil and the United States, which collectively plant 95 million hectares of soybeans per year, approximately 70% of the world’s total soybean acreage.

Given that the HB4 trait does not incur any yield penalty under standard growing conditions, all agricultural regions within our targeted countries represent a potential market for the HB4 technology. This allows us to address all production areas, particularly as each region is vulnerable to drought events at various points in the growing season or across different seasons. Nevertheless, it is expected that certain regions will experience more pronounced benefits from the HB4 trait than others.

At the time of filing, HB4 soy is approved for cultivation and commercialization in Argentina, Brazil, Canada, Paraguay, the United States, and Uruguay, which together represent over 90% of the global soybean trade. The commercialization of HB4 soybeans for cultivation in Argentina was cleared once China’s approval for food and feed uses was obtained in April 2022. HB4 soy is also approved for food and feed uses in Australia, Colombia, Indonesia, Malaysia, New Zealand, South Africa, and Thailand. Regulatory submissions of HB4 soy are currently under review in Bolivia, and South Africa for cultivation, and for food and feed uses in India, Philippines and Vietnam.

HB4 wheat is approved for cultivation and commercialization in Argentina, Brazil, Paraguay and the United States. Additional key food and feed approvals obtained include Australia, Colombia, Chile (only for animal consumption), Indonesia, New Zealand, Nigeria, South Africa, and Thailand. Submissions for cultivation have been presented in Bolivia and Uruguay, for food and feed uses in Philippines and Vietnam, and for food uses in Chile. Additional submissions for both HB4 soybean and wheat will continue to be pursued as we advance to new territories.

The HB4 Identity Preserved Program: Our Systemic Approach to Empower Growers and Consumers Alike

The standard commercial method for genetically modified traits is based on trait licensing to multiple breeding companies. These companies commercialize their varieties with the trait through their own channels.

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

The identity-preserved production system requires having contracts with growers committed to maintaining the identity of the crop under a full offtake agreement of harvested products. Under these agreements, we contribute HB4 integrated seeds and other goods to growers for a pre-agreed price (based on prevailing market prices), which are later deducted from the service fees paid to growers at the time of harvest. The grain produced by HB4 Program participants then enter a grading and selection process, where grain that meets specific quality standards is saved as seed inventory for the next growing season and the rest of the grain is sold as commodity dry products (grain). Our program includes a contract with processors who agree to process the qualifying grain and channel it to a selected market.

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

The use of digital platforms allows us to provide traceability of HB4 crops in the identity-preserved production system, from farm to fork, and to produce specific ESG reports that provide end users with solid, traceable ESG seed and grain scoring information. We measure carbon and water footprint and generate a blended ecotoxicological score that combines Cornell University’s environmental impact quotients with the RIPEST dose-dependent pesticide risk approach. These scores consider factors such as dermal toxicity, toxicity to birds, bees, fish and beneficial arthropods, soil half-life, surface loss potential, plant surface half-life, systemic action, and leaching potential, among other factors affecting farm workers, the environment and consumers.

We believe this report will set a new industry standard. The environmental impact of exposure to different active ingredients, the carbon intensity of production processes and the water footprint of agricultural ecosystems are all key elements in designing and promoting a 21st century regenerative agriculture.

Trends and Performance by Segment

We have a top tier complementary portfolio of products addressing demand in a global market which is estimated to be worth more than US$150 billion by 2029.

Crop Protection: Adjuvants

According to Woodstone Research & Consulting, the global adjuvants market is valued at US$3.0 billion in 2023 and is projected to reach US$4.0 billion by 2029, at a CAGR of 4.8%.

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

By crop type, the cereals & grains and the oilseed & pulses segments are projected to be the fastest-growing segments in the agricultural adjuvants market during the forecast period. By product type, the herbicides segment is estimated to witness the fastest growth in the agricultural adjuvants market, in terms of value.

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

Crop Protection: Biocontrol

The global biocontrol market was estimated at US$6.2 billion for 2021 and is projected to reach more than US$15 billion by 2029, recording an estimated CAGR of 11% for the forecast period, according to Dunham Trimmer. Europe and the United States are the two largest markets for these products followed by Brazil and China.

As a result of the Pro Farm Merger, we have significantly expanded our portfolio and pipeline of biological products — with foliar, soil and seed applications — that protect both row and specialty crops against a broad range of pests.

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

Biostimulants are among the most rapidly growing categories in agricultural inputs. The market was valued at US$3.1 billion in 2023 and is projected to grow at an estimated CAGR of 11.2% to reach US$5.9 billion by 2029, according to Dunham Trimmer. The largest markets for biostimulants are Europe, North America and China. As in other biologicals, growth is mainly attributed to the increasing impact of climate change, soil degradation and abiotic stress to crops globally.

Crop Nutrition: Biofertilizers

The biofertilizers market was valued at US$2.2 billion in 2023 and is expected to reach US$4.5 billion by 2029, growing at an estimated CAGR of 12.1% during the forecast period, according to Woodstone Research & Consulting. These novel crop nutrition products encourage better uptake of vital nutrients that allow the plant to withstand stresses and increase output.

The acquisition of Pro Farm, with its large portfolio of biofertilizers and growing customer base, has allowed us to expand our product offering in this rapidly expanding market, adding to our existing leading position in the global inoculants market.

The nitrogen-fixing seed inoculants market is projected to increase from US$1.2 billion in 2023 to US$1.8 billion in 2029, according to Markets and Markets, recording an estimated CAGR of 7.5% in value. In South America, countries like Brazil and Argentina are projected to continue to offer high-growth prospects for seed inoculants use in coming years given their leadership position in global soybean production. Currently, the adoption of seed inoculants is very low in other major markets such as India and China, but interest in these products is growing on a global scale and we expect to play a major role in developing these markets — particularly through our recently signed global collaboration with Syngenta.

Decades of cultivation practices using synthetic pesticides and fertilizers have led to a significant negative impact on groundwater reserves and on soil health and fertility — ultimately harming crop productivity. These factors have led to an increase in the adoption of sustainable farming. This trend is still in early stages, but the number of product approvals and investment in bio-ingredients is growing rapidly to support this transformation and is expected to lead to intense market competition in the future. Among biological products, biofertilizers and biostimulants are gaining significant traction as they enhance the phosphorus and zinc absorption properties of plants as well as their resistance to pathogen attacks.

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

The global market for specialty fertilizers is estimated at US$42.0 billion in 2023 and is expected to reach US$75.0 billion by 2031, growing at an estimated CAGR of 7.5% for the period, according to data by Insight Ace Analytic. Demand for specialty fertilizers has been increasing as an effective alternative to conventional fertilizers, due to their lower impact on the environment.

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

The global seed market size was estimated at US$69 billion in 2023 and is projected to reach US$94 billion by 2029, growing at an estimated CAGR of 5.4%, according to Mordor Intelligence. The genetically modified seed market is estimated to experience the highest growth during the period.

The global genetically modified seeds market size is estimated at approximately US$36 billion in 2023 and is projected to reach US$63 billion by 2029, growing at an estimated CAGR of 9.8%, according to Market Data Forecast. This increase in the market size of GM seeds underlines the increasing significance and need for agricultural biotechnology.

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

Rizobacter remains a leader in the Argentine adjuvants market with a 32% market share, differentiating itself in a competitive market by introducing new, quality products year after year. The Brazilian market is an attractive market for adjuvants, given the growth in the chemical crop protection market and the strong adoption of improved technologies for crops, and we are addressing this opportunity through a B2B and channel coverage strategy. North America, followed by Europe, are the largest markets for agricultural adjuvants at present, and they are expected to account for a significant proportion of the markets for Rizobacter products in coming years.

Within the inoculants market, Rizobacter is the global leader with an estimated global market share of 23%, followed by other key competitors including Novozymes and Becker Underwood. We expect to continue to expand internationally through our recent agreement with Syngenta. See “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions—Syngenta Exclusive Global Distribution Agreement.”

Within the fertilizer market in Argentina, Rizobacter’s focus is the phosphorous market. In this market, Rizobacter participates with a specialty product that is used at substantially lower doses than competitor’s products, with a competitive advantage in terms of storage and logistics. In Argentina, we are leaders in this niche followed by Recuperar, FYO, Red Surcos, among others. In Brazil, farmers are increasingly adopting our micro beaded fertilizers which provide logistics and storage advantages.

The market for bionutrition and crop health products is very fragmented and diverse, as it has lower regulatory barriers when compared with crop protection products. It includes larger players like Valagro (acquired by Syngenta Crop Protection), UPL Limited and Acadian Seaplants.

Competition in the seed and integrated products sector extends to each of the components that we provide for our integrated products. We face competition for our biotech traits from different companies. Companies such as Bayer and Corteva own packages of traits that focus on herbicide tolerance, which could indirectly compete with the components of HB4. BASF and Syngenta, though strong players in other crops, do not currently have commercial traits for soybeans and wheat. Other companies such as Evogene Ltd., INARI and DBNBC also engage in trait discovery and licensing technology to customers. Genome Editing is another area that is showing a significant increase in the number of companies and may develop competition to our trait packages. There are several companies offering services for editing and R&D collaborations, however, while promising, there are no large-scale technologies commercially available yet.

We also face competition for our proprietary germplasm from other companies that focus on developing proprietary germplasm in open platforms. In soybeans, the South American market is dominated by local companies such as GDM Seeds in Argentina and Brazil and TMG in Brazil, though several others have market share in specific regions. Stine Seeds, a dominant company in the United States, is setting bases to commercialize soybeans in Latin America. These companies, despite being competitors in the germplasm space, offer great opportunity to collaborate and act as licensees of our traits. See “Item 4. Information on the Company—B. Business Overview—Joint Ventures and Key Collaborations—HB4 Non-Joint Venture Collaborations.” In wheat, traditional European companies such as Limagrain, KWS and RAGT compete in South and North America along with the previously mentioned local players. The multinational companies that develop biotech traits mentioned above complete the landscape of competitors.

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

Scale-Up Production of Rizobacter and Pro Farm Products to Accelerate Penetration in Crop Nutrition and Protection Markets

We have made significant investments in our manufacturing facilities in recent years, expanding and upgrading our manufacturing capabilities to keep pace with demand growth and expansion into new geographies. In 2023, we inaugurated a new manufacturing plant for adjuvants in Brazil. The new plant increased our manufacturing capacity four-fold, positioning us to support our expansion plans in the fast-growing Brazilian market. In Argentina, we recently expanded our biologicals production capacity, also providing us with the necessary installed capacity to meet the needs arising from the international expansion of our inoculants derived from our agreement with Syngenta.

As a result of the Pro Farm Merger, we incorporated two packaging and manufacturing facilities, one in Bangor, Michigan, and the other a third-party manufacturer in Vyborg, Russia, in which we hold a minority ownership interest. At our Bangor plant, we have made investments which aim to increase production capacity and reduce production costs.

Commercialization of HB4 Seed Products to Drive Penetration of Seed Market

HB4 wheat and HB4 soy seeds integrate the uniqueness of HB4 stress tolerance into locally adapted germplasms, customized with a seed treatment solution prescribed for specific environments. We believe that the product differentiation provided by our unique and varied technologies increase the value of our products for HB4 seed customers and will drive significant growth. In the medium-term, we expect royalties from HB4 licenses to represent a significant component of our revenue, as our strategic partnerships to develop more varieties and increase our portfolio of HB4 products, along with third-party commercial channels, will make this landmark technology more broadly adopted.

Expand our International Business by Accelerating Registration and Sales of Products Through Multiple Subsidiaries

We are a global leader in the biological market for agriculture inputs and have used this position to establish subsidiaries in Argentina, the United States, Brazil, Bolivia, Colombia, Estonia France, Paraguay, Russia, South Africa and Uruguay. We use our international footprint and sales force to continue to define our key brands by bringing our broader portfolio of crop productivity solutions to these markets. We expect international growth to be driven by continued growth in our biological business, as well as by incorporating high-value adjuvants and crop nutrition solutions.

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

As of the date of this annual report, we, in our capacity as sublicensee (either as exclusive or non-exclusive licensee), have over 750 patents and patent applications. In some instances, our patents and our sublicenses are limited in terms of duration, geography and/or field of use.

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

During 2019 and 2020, Bioceres Group PLC filed patent applications covering the HB4 soy event which expires in 2039 and the HB4 wheat event which expires in 2040, respectively, within the main countries where we will launch our products once regulatory approvals are received.

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

We seek additional protection of our seed and germplasm intellectual property through PVP certificates, which preserve a variety owner’s exclusive rights to sell, reproduce, import, and export a plant variety and our seed. The duration of PVP protection varies among jurisdictions and is 20 years from the time of issue in the United States and 20 and 15 years from the time of issue in Argentina and Brazil, respectively. As of the date of this report, we do not have PVP certificates in the United States. In addition, in Argentina, we have received, as owner and/or as licensee, registrations with the National Cultivar Registry (Registro Nacional de Cultivares) (“RNC”) for 16 wheat varieties, 20 soybean varieties, two sunflower hybrids, three corn hybrids, and two Amaranthus varieties, all of which are authorized for our marketing in Argentina. We are currently seeking registration for four soybean varieties and three wheat varieties at the RNC. We have also received, as owner and/or as licensee registrations with the Argentinian National Registry of Cultivar Ownership (Registro Nacional de la Propiedad de Cultivares) (“RNPC”) for 11 soybean varieties and 13 wheat varieties at the RNPC. We have also received the registration for 13 soybean varieties and five wheat varieties in Uruguay, two soybean variety in South Africa, three soybean varieties in Paraguay and two soybean varieties in Bolivia. We are currently seeking registration for one soybean variety in South Africa.

We seek to protect our non-patent intellectual property, such as know-how and regulatory data, through contracts and confidentiality agreements. Know-how generated by the activities of our companies is protected by specific services agreements or employment agreements. Employment agreements include undertakings regarding confidentiality and assignment of inventions and discoveries. Our regulatory data is protected by standard confidentiality and data protection mechanisms. We have over 1,334 trademarks and over 290 trademark applications worldwide.

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

In Brazil, CTNBio, is the local regulatory agency for biosafety. Both HB4 soy and wheat have obtained approval from CTNBio for their consumption and cultivation. We further obtained regulatory approvals for consumption of the HB4 technology from many regulatory agencies around the world, including from the FDA and USDA in the United States. We continue to seek approvals on a global scale, always complying with the local regulations. See “Item 4. Information on the Company—B. Business Overview—Industry Overview—Sustainability-Driven Solutions—The HB4 technology” for the complete list of approvals and submissions to date.

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

Around the globe, the regulatory process for biostimulants and bionutrients (biofertilizers) is significantly accelerated compared to that for biopesticides. In the United States, if plant health products are not used to control pests or do not act as plant (growth) regulators, they currently fall outside the legal scope of FIFRA, FFDCA and FQPA and, therefore, we do not need to submit applications for EPA registrations for such products. However, we must still submit state registrations for some of our products. Products containing microbes of foreign origin may also need to be “deregulated” (or determined not to be a plant pest) under the Plant Protection Act by the USDA Animal and Plant Health Inspection Service prior to use in field trials or for large scale release.

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

C.Organizational Structure

The following diagram depicts our organizational structure as of June 30, 2024:

The following table identifies our main subsidiaries and joint ventures as of June 30, 2024:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest
Alfalfa Tehcnologies S.R.L. (1)	Argentina	49%	49%
BCS Holding Inc.	USA	100%	100%
Bioceres Crops do Brasil Ltda.	Brazil	100%	100%
Bioceres Crops S.A. (2)	Argentina	90%	90%
Bioceres Semillas S.A.U.	Argentina	100%	100%
Comer. Agrop. Rizobacter de Bolivia S.A. (2)	Bolivia	80%	80%
Glinatur S.A.	Uruguay	100%	100%
Insumos Agroquímicos S.A.	Argentina	61%	61%
Moolec Science SA(1)	Luxembourg	4%	4%
Natal Agro S.R.L.	Argentina	51%	51%
Pro Farm Group, Inc.	USA	100%	100%
Pro Farm International, OÜ	Finland	100%	100%
Pro Farm Michigan Manufacturing LLC	USA	100%	100%
Pro Farm Russia, LLC	Russia	100%	100%
Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda.	Brazil	99%	99%
Pro Farm Technologies, OÜ	Finland	100%	100%
Pro Farm, Inc.	USA	100%	100%
Rasa Holding LLC	USA	100%	100%
Rizobacter Argentina S.A.	Argentina	80%	80%
Rizobacter Colombia SAS (2)	Colombia	80%	80%
Rizobacter del Paraguay S.A. (2)	Paraguay	80%	80%
Rizobacter do Brasil Ltda. (2)	Brazil	80%	80%
Rizobacter France SAS (2)	France	80%	80%
Rizobacter South Africa (2)	South Africa	80%	80%
Rizobacter Uruguay (2)	Uruguay	80%	80%
Rizobacter USA, LLC (2)	United States	80%	80%
Synertech Industrias S.A. (1) (2)	Argentina	40%	40%
Trigall Australia Pty Ltd (1) (3)	Australia	50%	50%
Trigall Genetics S.A. (1)	Uruguay	50%	50%
Verdeca LLC	USA	100%	100%

Notes:—

(1)	Joint ventures and unconsolidated entities.
(2)	Calculated considering the indirect interests held through Rizobacter. The indirect equity interest participation included in this table is 80% of the direct equity interest participation that Rasa Holding LLC owns in each entity. See “Risks Related to our Business and Strategy—Certain of the Rizobacter shares we own are subject to a judicial injunction that, if decided unfavorably to us, would require us to surrender part of our interest in Rizobacter thereby reducing our equity interest in Rizobacter.”
(3)	Calculated considering the indirect interests held through Trigall Genetics S.A.

D.Property, Plant and Equipment

Our main manufacturing and distribution facilities are located in Pergamino, Buenos Aires province, Argentina. Our manufacturing facilities include (i) the adjuvant formulation plant with 2.1 million gallons in annual production capacity, (ii) one biological production plant with an annual capacity of 1.25 million gallons, and another biological production plant, inaugurated after the fiscal year end, with an annual capacity of 0.62 million gallons, (iii) the insecticides and fungicides formulation plant with an annual production capacity of 1 million gallons, (iv) the micro-beaded fertilizer facility with an annual production capacity of 50,000, and (v) over 375,000 square feet of warehouse space for packaging and logistics. We test and conduct trial runs of our key technologies at our main field station located in Pergamino, Argentina, which also has processing capabilities for foundation seed.

In Londrina, in the state of Paraná, Brazil, where our main subsidiary is located, we recently completed the construction of a new high-tech adjuvant facility plant with an annual capacity of approximately 2.6 million gallons.

As a result of closing of the Pro Farm Merger, we incorporated a 11,400 square-foot manufacturing facility in Bangor, Michigan, where we ferment and formulate most of Pro Farm’s biopesticides, with an annual capacity of up to 0.6 million gallon, and a formulation plant of insecticides and fungicides with a production capacity of up to 0.8 million gallon per year. We test and conduct trial runs of our key technologies at our Laboratory and Research Centers in Helsinki, Finland and Davis, California, USA.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022, and the notes thereto, included elsewhere in this report.

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

A.Operating Results

Factors affecting our results of operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

Market demand for our products and services

Our sales and profitability are influenced by the demand for our crop productivity products in the particular markets in which we operate. Demand from distributors and end customers (farmers), is typically affected by fluctuations in agricultural commodities prices, operating and input costs and resulting crop profitability, weather conditions, farmer planting decisions and timing of these, technology adoption and general macroeconomic conditions including foreign exchange rates, interest rates, etc.

Seasonality and weather conditions

Our business is highly seasonal given the inherent cyclicality of crop planting and harvesting. Generally, our sales are concentrated in the third and fourth quarters of each calendar year (corresponding to our first and second fiscal quarters), when demand for our seed and integrated products, crop protection products and crop nutrition products increases as summer crop planting season begins in South America, and winter crop season occurs in the Northern hemisphere. Our portfolio of products is highly oriented towards crop planting. Our second calendar quarter (corresponding to our fourth fiscal quarter) is gaining increasing importance due to the summer planting season in the Northern Hemisphere and the growing proportion of our North American sales. This period is also strengthening relatively due to HB4 wheat sales in South America. The first calendar quarter (corresponding to our third fiscal quarter) remains our least active seasonal quarter.

In our seed and integrated products business, we enter into contracts with growers and seed suppliers based on our anticipated market demand. We generally store seeds during the harvest season and ship them from inventory throughout the year, with the objective of selling most of the inventory before the next year’s season. Our crop protection and our crop nutrition business follow a similar cycle to the seed cycle.

In addition to the structural cyclicality determined by planting seasons in each geography, there may be variations from year to year, as the timing of orders from distributors and customers may change in response to prevailing market prices or price expectations, and weather conditions in each particular year. Unpredictable weather conditions such as heavy rains, hail, floods, freezing conditions, windstorms, drought or fire, as well as other hazardous situations beyond our control, may cause our sales and operating results to fluctuate significantly. In addition, disruptions that cause delays in growers’ decisions relating to harvesting or planting can result in the movement of orders from one quarter to the next, which also causes fluctuations in our quarterly operating results. Finally, some of our customers and distributors place bulk orders only once or twice a year, which may further cause our revenues to fluctuate from period to period.

Fluctuations in commodity prices

Our results of operations, particularly the demand and price for our products, are affected by global agricultural commodities prices. Agricultural commodity prices vary in response to changes in global supply and demand conditions. Agricultural commodity prices are also significantly influenced by speculative actions and by currency exchange rates, volatility in credit markets and fluctuations in consumer and business confidence. Prices may also be affected by governmental programs and policies regarding agriculture, as well as general trade, fiscal and exchange control policies. Exogenous factors, such as drought, floods, general weather conditions, diseases and natural disasters may also affect agricultural commodities prices. Demand for agricultural commodities, such as wheat and soybeans, both for human consumption and as animal feed, has generally increased with worldwide economic growth and prosperity.

Macroeconomic conditions in Latin America

A significant portion of our revenue is generated by emerging markets, particularly Latin America. Therefore, our operating results and financial condition may be impacted by macroeconomic and fiscal conditions in these markets, including fluctuations in currency exchange rates, inflation and interest rates. The emerging markets where we operate, including mainly Argentina and Brazil, remain subject to such fluctuations and inflation-related risks. See “Item 3. Key Information—D. Risk Factors—Risks Related to Operating in Latin America— Inflation in Argentina and government controls may adversely affect the economy and our financial condition and results of operations.”

For the years ended June 30, 2022, our Argentine subsidiaries applied IAS 29 “Financial reporting in hyperinflationary economies,” which requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy be stated in terms of the current measuring unit at the closing date of the reporting period. For such purpose, the inflation occurred since the acquisition date or the revaluation date, as applicable, must be computed for non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. As of June 30, 2018, the cumulative inflation in Argentina exceeded 100%. Therefore, as of July 1, 2018, the Argentine economy was considered hyperinflationary, in accordance with IAS 29.

During an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

In summary, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as fair value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, presented in a separate line item.

From July 1, 2022, our main Argentine subsidiaries changed their functional currency from the Argentine Peso to the U.S. dollar as a result of changes in events and conditions that are relevant to their business operations, which include a hyper inflationary macroeconomic context and the depreciation of the Argentine Peso, in addition to the effects on our business of certain business combination transactions on our business, as discussed below.

In recent years, Argentina’s macroeconomic scenario has featured a misalignment between inflation rates and the devaluation of the Argentine Peso, which became more pronounced during the first half of the year ended June 30, 2022. Notwithstanding such misalignment, our Argentine subsidiaries have been able to continue pricing their products in U.S. dollars as the costs of products and services are set in U.S. dollars. This has also been achievable as the demand for the type of products we commercialize is relatively inelastic when compared to non-essential goods and services. Further, Argentina’s significant economic volatility has caused materials, and other costs of providing goods that we acquire from the Argentine domestic market, to become increasingly indexed to the U.S. dollar (i.e., denominated in Argentine Pesos but indexed to the U.S. dollar exchange rate).

Following the merger with Pro Farm, which closed at the beginning of the fiscal year ended June 30, 2023, in addition to other business combination transactions, we established a global commercial strategy with a view to unifying pricing policies for the commercialization of our products.

In accordance with IAS 21 we have considered the following primary factors to determine the functional currency of our main Argentine subsidiaries: (i) the sales prices for goods and services, which are mainly influenced and determined by the U.S. dollar; and (ii) the increasing influence of transactions indexed to the U.S. dollar related to labor, materials, and other costs of providing goods.

Taking into account the analysis of the primary factors provided by IAS 21 in determining the functional currency of our main Argentine subsidiaries (in particular the increased influence of exchange rates on their costs of operations, which are indexed to the U.S. dollar), we identified that there is strong evidence that their functional currency had changed to the U.S. dollar.

As discussed above, we assessed primary indicators and determined that they were conclusive for the analyzed period; however, consideration was also given to secondary indicators. The result of such analysis also leads to the conclusion that the U.S. dollar is the relevant currency for cash generation from operating and financing activities of our main Argentine subsidiaries.

In accordance with IAS 21, the effects of the change in functional currency were recorded prospectively. Accordingly, from July 1, 2022, there are no longer significant effects of inflation adjustments in our financial statements.

Changes in import and export duties, and import or export controls may affect the business

Since 2002, the Argentine government has imposed duties on the exports of various primary and manufactured products. Since then, and with successive administrations, these duties have been changed on several occasions.

In October 2022, Argentina has also imposed stricter controls to the import of goods and services. In respect of imports of goods, Argentine companies had limited access to the FX Market in order to make payments abroad.

Also starting in 2022, exports of goods have been frequently subject to a differential higher FX rate conversion when entering and settling their export balances (called “dolar soja” or “dólar blend”) to incentivize the sale and export of agricultural commodities. Such FX rate derives from a blend of the official exchange rate (80%) and the actual FX rate that could be obtained by entering into blue-chip swap transactions (20%).

During 2022 and 2023, the BCRA modified foreign exchange regulations regarding foreign currency outflows. This amendment had a strong impact, mainly in the access to the FX Market, in the payment of services rendered by non-Argentine residents.

On December 13, 2023, as Javier Milei took office as the new President of the Argentine Republic, the BCRA through Communication “A” 7917, repealed the requirements for import of goods and services, respectively and prior BCRA’ approval to access the FX Market to make import payments of good that are not otherwise regulated to the extent that the other applicable regulatory requirements are met. At the end of December 2023, SIRA system was abrogated through the Joint General Resolution No. 5466/2023 (Secretary of Commerce & AFIP), which created a new regime for import declarations. The SEDI system requires that importers register a sworn statement with the relevant data beforehand. This application is compared with the information in the tax authorities’ records. Once these controls are passed, the application will be set to REGISTERED status. It is worth mentioning that the “Risk Profile” controls required under the prior regimes have been discontinued. To register a definitive import, it will be necessary to have a SEDI declaration in READY status. Once the status is READY, the SEDI declaration may be used within 360 calendar days. The SEDI regime does not require any prior sworn statements on payments of services abroad. Currently, importers are not facing difficulties to obtain quick approvals of their SEDI declarations and imports are flowing more swiftly.

As of June 30, 2024, the following crop exports were subject to the following export duties: soybean and soy products 31-33%, corn, wheat, barley, sunflower and sorghum 4.5-12%, corn and wheat flour 7% and sunflower oil 7%.

Since July 23, 2024, through Communication “A” 8074, the BCRA modified the previous schedule for payments of goods that are not otherwise regulated, allowing the payment of 50% of the value free on board after 30 and the remaining 50% after 60 days from the registration of entry to customs of the goods.

Regarding export duties, the Executive Branch has not had the authority to increase the applicable export duty rate as from January 1, 2022. In this sense, any export duty applied by the Federal Executive without the due delegation of faculties assigned by the legislature would be rendered unconstitutional by judicial courts. Although the Executive Branch does not have any delegated powers to change export duties, during 2024 there have been some sector (dairy, meat products, fruits) that have seen their export duties reduced by the Federal Executive to promote exports.

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

Our costs are also impacted by the stage of development of our products and technologies, requiring, for example, expenditures in the research, development, and regulatory phases of a product without corresponding revenue generation until commercial launch. Product development expenses may fluctuate from period to period and may also increase if we choose to accelerate certain product development programs or any regulatory or commercialization process with respect to one or more of our crop productivity products in development stage.

Regulatory environment

Our results of operations will vary depending on the speed in which we are able to obtain regulatory approvals for our products and the cost associated with securing such approvals. The degree of regulation to which we are subject varies by jurisdiction and activity. Our ability to sell our technologies and products depends on our ability to obtain and maintain necessary authorizations, permits and regulatory approvals in the markets in which we operate. See “Risk Factors —Risks Related to our Business and Strategy—Our business and the commercialization of our products currently in development are subject to various government regulations and we or our collaborators may be unable to obtain, or may face delays in obtaining, necessary regulatory approvals. In addition, if we are unable to comply with applicable regulatory regimes, we may not be able to sell our products in certain jurisdictions.”

Results of operations

We have based the following discussion on our consolidated financial statements for the years ended June 2024, 2023 and 2022 included elsewhere in this report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

We have elected to omit certain discussions relating to the earliest of the three years covered by the consolidated financial statements presented. See “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended June 30, 2023, filed on November 14, 2023, for reference to such discussions for the fiscal year ended June 30, 2022, the earliest of the three fiscal years presented.

Comparison of the years ended June 30, 2024 and 2023

The table below illustrates our results of operations for the years ended June 30, 2024 and 2023.

	For the years ended June 30,
	2024	2023

	(in millions of US$)
Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest	464.8	420.1
Cost of sales	(278.2)	(235.5)
Gross Profit	186.6	184.6
Research and development expenses	(17.2)	(15.3)
Selling, general and administrative expenses	(123.7)	(113.0)
Share of profit of joint ventures and associates	4.0	1.2
Changes in the net realizable value of agricultural products after harvest and other income or expenses, net	(4.9)	(3.3)
Operating profit	44.8	54.2
Net financial costs	(34.8)	(35.1)
Profit before income tax	10.0	19.1
Income tax	(3.8)	1.1
Profit (Loss)	6.2	20.2
Other comprehensive (loss) income	(0.8)	(0.8)
Total comprehensive profit(1)	5.4	19.3
Non-IFRS measures(2)
Adjusted EBITDA (unaudited)	81.4	81.2

Notes:—

(1)Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.

(2)We define Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses. Adjusted EBITDA is a non-IFRS measures. For a complete presentation of the reconciliation, see the section entitled “—Non-IFRS Financial Measures.”

Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest

Total revenue increased by US$44.7 million, or 10.6%, totaling US$464.8 million for the year ended June 30, 2024, compared to our total revenue of US$420.1 for the year ended June 30, 2023. Revenue from HB4 sales, adjuvants, and other crop protection products increased as a result of normalized weather conditions in the southern hemisphere and, to a lesser extent, an increase in bio stimulant sales in Europe.

Crop Protection. Total revenue increased by US$17.7 million, or 8.6%, to US$223.5 million for the year ended June 30, 2024, from US$205.8 million for the year ended June 30, 2023. This increase was due to a greater demand for crop protection products in key markets, such as Brazil and Argentina, as a result of heightened pest pressure - in this segment, adjuvants and seed protection products were the main growth drivers.

Crop Nutrition. Total revenue decreased by US$12.4 million, or 7.9%, to US$144.8 million for the year ended June 30, 2024, compared to US$157.3 million for the year ended June 30, 2023. The decrease was mainly due to a US$17.2 million decrease in the accrual of the Syngenta license payment in the amount of US$15.7 million in the year ended June 30, 2024, compared to US$32.9 million in the year ended June 30, 2023. In addition, softened micro-beaded fertilizers demand in the fourth quarter interrupted the momentum shown by this product category during the first half of the fiscal year, while bio stimulants were the best performers, increasing by more than 50%, mainly in Europe.

Seed and Integrated Products. Total revenue increased by US$39.7 million, or 70.0%, to US$96.4 million for the year ended June 30, 2024, compared to US$56.7 million for the year ended June 30, 2023, as a result of the largest year-on-year increase driven by HB4 sales.

Gross profit

Gross profit remained nearly flat compared to the year before, increasing by US$2.2 million, or 1.2%, to $186.6 million for the year ended June 30, 2024, from $184.6 million for the year ended June 30, 2023 primarily due to the lower contribution of the Syngenta compensatory payment.

Crop Nutrition. In addition, the Syngenta license payment entails a 100% gross margin, and the U$$17.2 million decline translates directly into gross profit, lowering Crop Nutrition segment’s gross profit and average gross margin, compared to last year.

Crop Protection. Crop Protection saw gross margin improvement on top of top line growth, with margin expansions led by the bio protection portfolio as well as a more focused approach to third-party products’ commercialization.

Seed and Integrated Products. In Seed and Integrated Products, HB4 downstream sales ― with a lower gross margin than upstream sales – were higher in the year ended June 2024, as a result of grain inventories being drawn down to minimize working capital requirements and to develop commercial channels for fully traced grain inventories. As a result, gross profit for Seed and Integrated Products grew less than sales. Overall gross margin decreased 381 bps to 40% for the year ended June 30, 2024, from 44% in the year ended June 30, 2023.

Research and development expenses

Research and development expenses, which include ongoing efforts to maintain and continuously update our existing product portfolio, remained nearly flat at 4% of revenue in the year ended June 30, 2024, compared to the year ended June 30, 2024, totaling US$17.2 for the year ended June 30, 2024 compared to US$15.3 million for the year ended June 30, 2023.

When excluding depreciation and amortization and share-based incentives, research and development expenses remained nearly flat totaling US$10.1 million in the year ended June 30, 2024, compared to US$9.8 million in the year ended June 30, 2023.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by US$10.7 million, or 9.5%, to US$123.7 million for the year ended June 30, 2024, from US$113.0 million for the year ended June 30, 2023. Total selling, general and administrative expenses as a percentage of revenues stood flat at 27% in the year ended June 30, 2023, compared to the year ended June 30, 2023.

When excluding depreciation and amortization, transaction expenses and share-based incentives fixed selling, general and administrative expenses remained nearly flat at nearly US$72.0 million as a result of deliberate cost management actions across multiple geographies, while variable expenses increased to US27.8 million in the year ended June 30 2024 from US$22.6 million in the year ended June 30, 2023, in connection with sales performance. Main increases were related to sale taxes in the amount of US$2.7 million and freight and haulage expenses in the amount of US$2.2 million.

Share of profit of joint ventures and associates

The profit resulting from our share in the profit of joint ventures and associates increased by US$2.8 million to US$4.0 million for the year ended June 30, 2024 from US$1.2 million in the year ended June 30, 2023 mainly as a result of an increase of the share profit in Synertech.

Changes in the net realizable value of agricultural products after harvest and other income or expenses, net

The changes in the net realizable value of agricultural products after harvest, along with other net income or expenses increased by US$1.6 million reaching a loss of US$4.9 million for the year ended June 30, 2024 compared to US$3.3 million for the year ended June 30, 2023. These results are presented together as they reflect changes in the fair value of agricultural products and their commercialization. The increase was primarily driven by higher volumes of grain sold and a decline in international prices during the period.

Financial results

Financial costs increased by US$3.1 million, or 13.0%, to US$26.9 million for the year ended June 30, 2024 from US$23.8 million for the year ended June 30, 2023 driven by interest expenses in the amount of US$2.9 million and financial commission in the amount of US$0.2 million.

Other financial results decreased by US$3.4 million to US$7.9 million for the year ended June 30, 2024, compared to a loss of US$11.3 million for the year ended June 30, 2023, mainly as a result of a gain in exchange differences in the amount of US$12.9 million and net gain of inflation effect on monetary items in the amount of US$1.3 million offset by changes in fair value of financial assets or liabilities and other financial results totaling US$10.8 million.

Income tax

Income tax changed to an expense of US$3.8 million for the year ended June 30, 2024, from a gain of US$1.1 million for the year ended June 30, 2023. The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities due to share of profit or loss of subsidiaries, joint ventures and associates, share-based incentives charges, non-deductible expenses, tax inflation adjustment and result of inflation effect on monetary items, among other.

The theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities changed from a gain of US$1.3 million for the year ended June 30, 2023, to an expense of US$2.5 million for the year ended June 30, 2024 primarily due to higher profitability in profit-making entities where the average tax rate ranged at nearly 34% of US$20.0 million, a lower gain of US$20.3 million in low or null taxation jurisdictions, offset by higher losses of US$8.1 million in loss-making entities where the average tax rate ranged from 23.3% for the year ended June 30, 2023 and 26.9% for the year ended June 30, 2024.

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows:

		Weighted average	Income tax for
	Earnings before	applicable tax	the year
	income tax-rate	rate	ended June 30, 2024
Tax Jurisdiction
Low or null taxation jurisdictions	9,431,930	—	—
Profit-making entities	30,435,214	34.7%	10,560,379
Loss-making entities	(29,831,873)	26.9%	(8,027,426)
Total	10,035,271		2,532,953

Profit for the year

As a result of the foregoing, profit for the year ended June 30, 2024 totaled US$6.3 million compared to US$20.2 million for the year ended June 30, 2023.

Other comprehensive loss

Other comprehensive loss stood flat at US$0.8 million for the year ended June 30, 2024. The loss for the year ended June 30, 2024, was entirely explained by foreign exchange differences on translation of foreign operations.

Total comprehensive income

As a result of the foregoing, we recorded a total comprehensive income of US$5.5 million for the year ended June 30, 2024, compared to US$19.3 million for the year ended June 30, 2023.

Comparison of the years ended June 30, 2023 and 2022

The table below illustrates our results of operations for the years ended June 30, 2023 and 2022.

	For the years ended June 30,
	2023	2022(3)

	(in millions of US$)
Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest	420.1	334.8
Cost of sales	(235.5)	(208.4)
Gross Profit	184.6	126.4
Research and development expenses	(15.3)	(6.9)
Selling, general and administrative expenses	(113.0)	(77.5)
Share of profit of joint ventures and associates	1.2	1.1
Changes in the net realizable value of agricultural products after harvest and other income or expenses, net	(3.3)	(3.3)
Operating profit	54.2	39.9
Net financial costs	(35.1)	(25.8)
Profit before income tax	19.1	14.1
Income tax	1.1	(18.0)
Profit (Loss)	20.2	(3.9)
Other comprehensive (loss) income	(0.8)	35.2
Total comprehensive profit(1)	19.3	31.3
Non-IFRS measures(2)
Adjusted EBITDA (unaudited)	81.2	51.5

Notes:—

(1)	Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.
(2)	We define Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses. Adjusted EBITDA is a non-IFRS measures. For a complete presentation of the reconciliation, see the section entitled “—Non-IFRS Financial Measures.”
(3)	Our results of operations for the year ended June 30, 2022 do not include the results of operations of Pro Farm, as the Pro Farm Merger closed on July 12, 2022.

Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest

Total revenue increased by US$85.2 million, or 25.5%, to US$420.1 million in the year ended June 30, 2023, from US$334.8 million from the year ended June 30, 2022. Pro Farm revenue and the accrual of the upfront fee from the Syngenta Exclusive Global Distribution Agreement contributed US$41.0 million and US$32.9 million, respectively, of the increased revenue for the period. This increase in total revenue was achieved despite strong historical results for the year ended June 30, 2022, and a number of external factors that challenged growth, including a drought of historical magnitude in Argentina and negative industry dynamics in the U.S. and Brazil.

Crop Protection. Total revenue in the crop protection segment increased by US$31.4 million, or 18.0%, to US$205.8 million for the year ended June 30, 2023, from US$174.4 million for the year ended June 30, 2022. This increase includes US$31.1 million in revenue from Pro Farm’s bio-protection products. Excluding this Pro Farm revenue, crop protection revenue remained almost flat, as the segment faced significant headwinds from adverse weather conditions and high levels of channel inventories in several geographies. Adjuvant sales also remained almost flat at US$50.0 million despite a 17% reduction in sales volume.

Crop Nutrition. Total revenue in the crop nutrition segment increased by US$48.2 million, or 44.2%, to US$157.3 million for the year ended June 30, 2023, compared to US$109.1 million for the year ended June 30, 2022. Crop nutrition saw the largest yearly increase of all three segments driven by: (i) the US$32.9 million accrual of the upfront fee from the Syngenta Exclusive Global Distribution Agreement, (ii) an increase of US$10.0 million in micro-beaded fertilizer sales due to higher fertilizers prices (which more than offset the decrease in sales volume), and (iii) US$9.8 million in sales from Pro Farm’s bio-stimulants.

Seed and Integrated Products. Total revenue in the seed and integrated products segment increased by US$5.4 million, or 10.5%, to US$56.7 million for the year ended June 30, 2023, compared to US$51.3 million for the year ended June 30, 2022. The increase was mainly driven by a US$4.7 million increase in HB4 sales, resulting from greater sales volume when compared to the previous fiscal year, followed by increases of US$3.4 million and US$0.6 million in seed treatment packs and royalty payments, respectively. These revenue increases were partially offset by the initial recognition and changes in the fair value of biological assets.

Gross profit

Total gross profit increased by US$58.2 million, or 46.0%, to US$184.6 million for the year ended June 30, 2023, from US$126.4 million for the year ended June 30, 2022, which was mainly driven by the US$32.9 million upfront fee accrual under the Exclusive Global Distribution Agreement with Syngenta, US$24.9 million from the incorporation of Pro Farm products and US$1.2 million from the R&D Collaboration Agreement with Syngenta.

The crop nutrition segment achieved a 57.1% of gross margin compared to 43.1% in the previous year, mainly driven by positive results from the agreements with Syngenta for the global distribution of inoculants, as well as growth in micro-beaded fertilizers sales with higher prices. Gross profit in crop protection increased due to the inclusion of US$16.8 million from Pro Farm products. Excluding these items, gross profit for this segment was almost flat year over year, in line with sales performance. The incorporation of Pro Farm products into the portfolio increased the average margin for this segment from 28.6% to 34.2%. Finally, despite higher sales, gross profit contribution from seed & integrated Products decreased by 13.9%, heavily impacted by product mix.

Research and development expenses

Research and development expenses include ongoing efforts to maintain and continuously update our existing product portfolio. Research and development expenses increased by US$8.4 million, or 121.7%, to US$15.3 million for the year ended June 30, 2023, from US$6.9 million for the year ended June 30, 2022, primarily as a result of additional expenses with R&D at Pro Farm, which totaled of US$7.2 million.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by US$35.5 million, or 45.8%, to US$113.0 million for the year ended June 30, 2023 from US$77.5 million for the year ended June 30, 2022 mainly as a result of additional selling, general and administrative expenses from Pro Farm totaling US$26.8 million.

When excluding depreciation and amortization, transaction expenses and share-based incentives, selling, general and administrative expenses for the year ended June 30, 2023, was US$94.4 million, an increase of US$28.8 million compared to US$65.6 million for the year ended June 30, 2022, of which US$20.1 was due to Pro Farm’s selling, general and administrative expenses. The remaining US$8.7 million was mainly due to an increase in employee benefits and social security expenses, professional fees, expenses, taxes, among others.

Share of profit of joint ventures and associates

The profit resulting from our share in the profit of joint ventures and associates remained almost flat in US$1.2 million, as operational results of our joint ventures were similar to those relating to the year ended June 30, 2022.

Changes in the net realizable value of agricultural products after harvest and other income or expenses, net

Changes in the net realizable value of agricultural products after harvest and other income or expenses, net remained flat in US$3.3 million in the year ended June 30, 2023 and 2022. These results are presented together as they are explained due to the changes in fair value of agricultural products and its commercialization.

Financial results

Financial costs increased by US$5.9 million, or 33.0%, to US$23.8 million for the year ended June 30, 2023 from US$17.9 million for the year ended June 30, 2022 driven by a higher debt position compared with to the year ended June 30, 2022. Interest expenses does not include a gain from translation effects on Argentine Peso denominated loans.

Other financial results increased by US$3.4 million, or 43.0%, to US$11.3 million for the year ended June 30, 2023, compared to a loss of US$7.9 million for the year ended June 30, 2022, mainly as a result of changes in fair value of financial assets or liabilities and other financial results.

Income tax

Income tax changed to a gain of US$1.1 million in the year ended June 30, 2023, from an expense of US$18.0 million for the year ended June 30, 2022. The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities due to share of profit or loss of subsidiaries, joint ventures and associates, share-based incentives charges, non-deductible expenses, tax inflation adjustment and result of inflation effect on monetary items, among other.

The theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities changed from a loss of US$9.2 million in the year ended June 30, 2022, to a gain of US$1.3 million in the year ended June 30, 2023. In the year ended June 30, 2023, our income tax was significantly impacted by the profitability of the Syngenta Agreement, after accounting for corporate finance and operational expenses, which were subject to a 0% tax rate. Further, our income tax was affected by the inclusion of new jurisdictions resulting from the closing of the business combinations during the fiscal year, in addition to low profitability in Latin American jurisdictions resulting from adverse weather conditions.

For the year ended June 30, 2022, our income tax was mainly influenced by profitability in Latin American jurisdictions where the average tax rate ranges from 30% to 35%. Profitability was mainly offset by losses in low or null taxation jurisdictions and by losses in jurisdictions where the average tax rate ranges from 21% to 30%.

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows:

		Weighted	Income tax for
	Earnings before	average applicable	the year ended
	income tax-rate	tax rate	June 30, 2023
Tax Jurisdiction
Low or null taxation jurisdictions	29,696,082	—	—
Profit-making entities	10,484,562	34.1%	3,577,919
Loss-making entities	(21,074,697)	23.3%	(4,909,463)
Total	19,105,947		(1,331,544)

			Income tax for the
	Earnings before	Weighted average	year ended
	income tax-rate	applicable tax rate	June 30, 2022
Tax Jurisdiction
Low or null taxation jurisdictions	(10,954,972)	—	—
Profit-making entities	33,448,094	34.7%	11,591,173
Loss-making entities	(8,430,094)	28.9%	(2,425,147)
Total	14,063,630		9,166,026

Profit (Loss) for the year

As a result of the foregoing, loss for the year ended June 30, 2023 amounted to US$20.2 million compared to a loss of US$3.9 million for the year ended June 30, 2022.

Other comprehensive income (loss)

Other comprehensive loss totaled US$0.8 million for the year ended June 30, 2023 compared to a comprehensive income of US$35.2 million for the year ended June 30, 2022, primarily as a result of US$39.8 million reduction of the benefits of foreign differences on translation of foreign operations due to the change of functional currency in our main Argentine operational subsidiaries, which was offset by a decrease of the loss in revaluation of property, plant and equipment of US$3.8 million.

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

We believe that Adjusted EBITDA provides useful supplemental information to investors about us and our results. Adjusted EBITDA is among the measures used by our management team to evaluate our financial and operating performance and make day-to-day financial and operating decisions. In addition, similarly titled measures are frequently used by our competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in our industry. We also believe that Adjusted EBITDA is helpful to investors because it provides additional information about trends in our core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on our results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

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

We compensate for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation of our consolidated financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to income/(loss) for the period or year, which is the most directly comparable IFRS measure.

The table below provides a reconciliation of our income or loss for the period/year to Adjusted EBITDA:

	Year Ended June 30,
	2024	2023	2022

	(in millions of US$)
Reconciliation of Net Loss to Adjusted EBITDA:
Profit (Loss)	6.3	20.2	(3.9)
Income tax	3.8	(1.1)	18.0
Financial results	34.8	35.1	25.8
Depreciation of property, plant and equipment	9.2	8.4	5.0
Amortization of intangible assets	12.1	11.0	4.2
Share-based incentive and stock options	14.1	3.4	1.4
Transactional expenses	1.1	4.2	1.0
Adjusted EBITDA (unaudited)	81.4	81.2	51.5

B.Liquidity and Capital Resources

Overview

Since our inception, we have funded our operations primarily with sales of our products and borrowings, including the issuance of notes and corporate bonds. Our principal use of cash is to fund our operations, investments in intangible assets, expenditures in property, plant and equipment, working capital requirements and repayment of debt obligations.

As of June 30, 2024, our total indebtedness was US$259.7 million, of which approximately 47% consisted of long-term obligations. Cash and cash equivalents, short-term deposits and other short-term investments represented approximately 41% of the current portion of debt. As of June 30, 2024, our cash and cash equivalents amounted to US$44.5 million, and we held other current financial assets that amounted to US$11.7 million.

We believe that our existing cash and cash equivalents, cash inflows from revenue and borrowings (including refinancing debt and credit lines) will be adequate to meet our anticipated cash needs for the next 12 months.

Our ability to generate cash is subject to our performance, general economic conditions, industry trends and other factors. To the extent that our existing cash and cash equivalents are insufficient to fund our future activities and requirements, we may need to raise additional funds through public or private equity or debt financing. If we issue equity or convertible securities in order to raise additional funds, our existing shareholders may experience substantial dilution. If we raise cash through the issuance of indebtedness, we may be subject to additional contractual restrictions on our business. We cannot assure the investor that we would be able to raise additional funds on favorable terms or at all.

Cash Flows

Set forth below is a comparative discussion of our cash flows, which includes cash flows from discontinued operations.

Statement of Cash Flows

The tables below illustrate our statement of cash flows for the years ended June 30, 2024 and 2023:

	Year Ended June 30,
	2024	2023

	(in millions of US$)
Statement of cash flows
Net cash flows generated by operating activities	41.7	2.6
Net cash flows used in investing activities	(28.7)	(25.7)
Net cash flows (used in) generated by financing activities	(10.1)	33.0
Net increase in cash and cash equivalents	2.9	9.8
Inflation effects on cash and cash equivalents	—	(0.1)
Effect of exchange rate changes on cash and equivalents	(6.6)	4.9

We believe that funds from operations, the availability of liquid financial assets and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, to finance our planned capital spending program, to service our debt in the future twelve months and to address short-term changes in business conditions.

Net cash flows generated by operating activities

Cash generated by operating activities for the year ended June 30, 2024 amounted to US$41.7 million. Earning before financial results, income tax, depreciation and amortization, share-based incentives and transactional expenses amounted to US$81.4 million was offset by US$39.6 million of working capital outflow. The net cash flows used for working capital was manly driven by an increase in trade receivables of US$46.7 million and a reduction of deferred revenue and advances from customers of US$21.1 million that was offset by a decrease in inventories and an increase in trade and other payables for US$14.2 million.

While days of sale increased by 18% as of June 30, 2024, days of inventory outstanding has decreased by 24% as of June 30, 2024 all with respect to the year ended June 30, 2023. Days payables outstanding stood almost flat as of June 30, 2024 compared to the year ended June 30, 2023.

Cash generated by operating activities for the year ended June 30, 2023 amounted to US$2.6 million due to our incremental working capital outflow, although our earnings before interest, taxes and depreciation increased. This was mainly driven by an increase in trade receivables of US$56.9 million, recoverable income tax of US$16.2 million and other receivables of US$11.5 million.

The severe drought in Argentina negatively impacted our clients and, consequently, payment terms for trade receivables and other receivables. Days of sale and inventory outstanding increased by an average of 15%, while days payables outstanding remained almost flat in the year ended June 30, 2023 when compared to the year ended June 30, 2022.

Net cash flows used in investing activities

Cash used in investing activities for the year ended June 30, 2024 amounted to US$28.7 million. This was primarily attributable to net investments in property, plant and equipment of US$9.5 million and purchases and capitalized development expenditures relating to intangible assets of US$13.0 million and net investment in financial assets of US$6.3 million.

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

Net cash flows (used in) generated by financing activities

Cash used in financing activities for the year ended June 30, 2024 amounted to US$10.1 million and consisted mainly of net proceeds from borrowings and leased assets payments.

Cash provided by financing activities for the year ended June 30, 2023 amounted to US$33.0 million and consisted mainly of net proceeds from borrowings of US$40.3 million, partially offset by leased assets payments and the purchase of our shares pursuant to our Buy-Back Program for US$3.9 million and US$3.0 million, respectively.

Indebtedness

As of June 30, 2024, our total outstanding borrowings, including interest accrued, were US$178.8 million, which consists of US$136.7 million of current borrowings, including US$91.8 million of the short-term portion of long-term loans, US$42.0 million in corporate bonds and US$2.9 million in trust debt securities, US$42.1 million of non-current borrowing, which includes corporate bonds of US$25.1 million, borrowings of US$15.3 million and trust debt securities of US$1.7 million. In addition, as of June 30, 2024, we had US$80.8 million non-current debt from the Notes due 2026.

As of June 30, 2024, our indebtedness denominated in U.S. dollar totaled US$232.5 million, which bear a fixed weighted average interest rate of 5.2%. Our borrowings denominated in Argentine Pesos totaled US$14.8 million that bear a fixed weighted average interest rate of 35.5%. Our borrowings denominated in Brazilian reais totaled US$12.3 million and bear a fixed weighted average interest rate of 15.5%.

As of June 30, 2024, US$178.8 million (or 68.9%) of our total outstanding borrowings were unsecured and US$80.8 million (or 31.1%) were secured.

Issuance of Notes

See “Item 10. Additional Information—C. Material Contracts— Issuance of Notes due 2026.”

Public Corporate Bonds

Below is a summary of public corporate bonds outstanding as of June 30, 2024:

Sector	US$million	Rate	Maturity
VI – Class B	3.4	5.25%	September 7, 2024
VII	20.0	1.49%	December 28, 2024
VIII – Class A	21.5	1.5%	February 10, 2025
VIII – Class B	5.0	3.98%	February 10, 2026
IX – Class A	13.0	5.0%	June 28, 2026
IX – Class B	7.0	7.5%	June 28, 2026

Series VI

On August 31, 2021, we issued US$16.1 million Series VI corporate bonds in Argentina. The bonds were issued in two tranches: the Class A bonds matured in March 2023 and accrue interest at a rate of 3.75% and the Class B bonds mature in September 2024 and accrue interest at a rate of 5.25%.

Series VII

On December 23, 2021, we issued US$20.0 million Series VII corporate bonds in Argentina. The Series VII bonds mature in December 2024 and accrue interest at a rate of 1.49%.

Series VIII

On February 8, 2023, we issued US$26.5 million Series VIII corporate bonds in Argentina. The bonds were issued in two tranches: the Class A bonds mature in February 2025 and accrue interest at a rate of 1.5% and the Class B bonds mature in February 2026 and accrue interest at a rate of 3.98%.

Series IX

On July 1, 2024, we issued US$20.0 million Series IX corporate bonds in Argentina. The bonds were issued in two tranches: the Class A bonds mature in June 2026 and accrue interest at a rate of 5.0% and the Class B bonds mature in June 2026 and accrue interest at a rate of 7.5%.

Consideration of payment of acquisitions

Verdeca and other intangibles assets

On November 12, 2020, we acquired the remaining 50% ownership interest in Verdeca from Arcadia Biosciences, making it our wholly owned subsidiary. As part of this transaction, we gained full access and control of Verdeca’s vetted soybean library of gene-edited materials used to develop new quality and productivity, as well as exclusive rights to all Arcadia technologies that are applicable to soybean. In addition, through this transaction, we have also acquired rights to Arcadia’s quality wheat traits and the related Good Wheat™ brand for use in Latin America. In consideration for the acquisition, we paid Arcadia US$5.0 million in cash and US$15.0 million in equity consisting of 1,875,000 of our ordinary shares, US$1.0 million in reimbursement costs associated with the transaction and US$2 million upon Arcadia obtaining Chinese import clearance for HB4 soy royalty payments equivalent to (i) 6% of the net HB4 soy technology revenues realized by Verdeca, capped at an US$10.0 million aggregate amount, and (ii) 25% of the net wheat technology revenues resulting from in-licensed materials.

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

The consideration for the acquisition was US$0.282 per share, totaling an amount of US$3.1 million (the “Fixed Price”). At closing, we paid US$0.2 million, and the rest was payable in three installments due August 31, 2022, 2023 and 2024 for an amount of US$0.9 million, US$0.9 million and US$1.2 million, respectively. The amount payable accrued an annual interest of 5.5%. Furthermore, the Fixed Price may be increased up to 3.5x Adjusted EBITDA (as defined in the share exchange agreement) per share to be measured in each annual reporting period.

As we reached a controlling interest in Insuagro and pursuant to the Argentine Capital Market Law and the National Securities Commission rules, we filed a mandatory take-over tender offer (the “Insuagro Tender Offer”) of the Class B ordinary shares listed at BYMA. As a result of the Insuagro Tender Offer, we acquired 2,467,990 ordinary shares Class B, increasing our shareholding in Insuagro to 61.32% of the equity interest and 61.22% of the voting rights.

On August 31, 2022, the fixed price per share of the Insuagro Tender Offer increased by US$0.965 based on the Adjusted EBITDA (as defined in the share exchange agreement) for the year ended June 30, 2022

C.Research and Development, Patents and Licenses, etc.

For a discussion of our research and development policy, see “Item 4. Information on the Company—B. Business Overview— In-House R&D, Technology Sourcing and Product Development Timeline and Process”. For a discussion of patent and licenses, see “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

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

In order to provide an understanding of the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our critical accounting policies in Note 4 to our audited consolidated financial statements included elsewhere in this report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors

As of June 30, 2024, the following persons (with ages as of the date of this report) were the directors and executive officers of Bioceres Crop Solutions.

Our Executive Officers and Directors

Name	Age	Position	Initial Appointment
Federico Trucco, Ph.D.	47	Chief Executive Officer and Executive Director	February 27, 2019
Enrique Lopez Lecube	42	Chief Financial Officer and Executive Director	February 27, 2019
Gloria Montaron Estrada	53	Non-Executive Director	March 14, 2019
Natalia Zang	48	Non-Executive Director	February 27, 2019
Ari Freisinger	39	Non-Executive Director	February 27, 2019
Yogesh Mago	43	Non-Executive Director	July 12, 2022
Keith McGovern	59	Non-Executive Director	July 12, 2022

Biographical information for each member of our board of directors and senior management is set forth below.

Federico Trucco. Federico Trucco, Ph.D., has served as chief executive officer of Bioceres Group PLC since June 2011 and our chief executive officer since our listing in February 2019. He was also appointed as a member of Bioceres S.A.’s board of directors in December 2014 and President of Bioceres LLC (formerly Bioceres Inc.) in February 2012. He previously served in various positions at INDEAR including as general manager from 2009 to 2011, director of product development from 2008 to 2009 and research team leader of the Amaranth project from 2005 to 2009. Dr. Trucco also serves as president of Rasa Holding LLC, director and president of BCS Holding Inc., manager of Verdeca, director of Trigall, director of Rizobacter Argentina, president of Bioceres Semillas, president of Bioceres Crops S.A. (formerly SEMYA), director of Synertech Industrias S.A., director of Heritas S.A. and director of Moolec Science Ltd. Dr. Trucco received a Ph.D. in crop sciences and a CBA from the University of Illinois, a Master of Science degree in plant pathology and weed science from the Colorado State University and a bachelor’s degree in biochemistry from the Louisiana State University. In 2018, Federico was recognized with the Konex Award for business innovation for 2008-18, one of Argentina’s most prestigious leadership prizes. He was also recognized with the EY Entrepreneur of the Year Award for Argentina in 2019. Mr. Trucco was appointed President of the Argentine Chamber of Biotechnology in 2020.

Enrique López Lecube. Enrique López Lecube has served as chief financial officer of Bioceres Group PLC since November 2017, and our chief financial officer since our listing in February 2019. Mr. Lopez Lecube serves as director of Bioceres Semillas S.A.U. and vice president of Bioceres Crops S.A. (formerly SEMYA). He has served as Manager for M&A and Corporate Finance at Lartirigoyen & Cia S.A. – a Glencore subsidiary – since 2016, where he has led transactions in the food, chemical and service industries and worked in the finance department to oversee 10 group entities. Previously, he worked as head trader from 2010 to 2016 at Lartirigoyen & Cia S.A. From 2008 to 2010, he worked at Cargill focusing on grains and oilseeds. Mr. López Lecube earned an MBA from Kellogg of School of Management of Northwestern University and a degree in industrial engineering from ITBA (Instituto Tecnológico de Buenos Aires).

Gloria Montaron Estrada. Gloria Montaron Estrada is the Legal and Intellectual Property Director of Bioceres Group PLC and manager of Bioceres LLC, our controlling shareholder. She has served as our non-executive director since March 2019. She previously served as an attorney at Marval, O’Farrell & Mairal in Buenos Aires for 16 years, where her practice as centered around intellectual property, corporate and banking matters. Ms. Montaron also serves as a director of Bioceres LLC (formerly Bioceres Inc.), BCS Holding Inc., Bioceres Tech Services LLC, BF Farming Technologies Ltd. and SF500 Trust. She received an LLM in intellectual property from the University of Palermo, Buenos Aires, a degree in Law from the University of Buenos Aires, Argentina, and she also graduated as Intellectual Property Agent in 2013. She has successfully completed two out of three programs in the HBS Corporate Director Certificate at Harvard Business School: Making Corporate Boards More Effective and Audit Committees. Ms. Montaron is an active international lecturer in law congresses and seminars on her field of practice, and she also teaches at various universities in the area of intellectual property. Bioceres’ legal team, led by Ms. Montaron, won the award of “Deal of the Year – Private Equity” in 2019. Ms. Montaron was included at the GC Powerlist of Legal500 in Argentina and at the IAM Strategy 300, the World’s Leading IP Strategist. Ms. Montaron is a member of the Bar Association of the City of Buenos Aires.

Natalia Zang.Ms. Zang serves as one of our non-executive directors. Ms. Zang is a business leader with more than 25 years of experience in private equity, venture capital and corporate finance in Latin America, Europe, the U.S. and Australia. Ms. Zang serves as our non-executive director and chair of our audit committee. She is currently advisor of Gameto, a female-led biotech company and independent board member and chair of the audit committee of Moolec. Previously, Ms. Zang held C-level positions in several industries, including biotech, retail and real estate. In late 2015, Ms. Zang joined President Macri’s administration in Argentina, initially as Undersecretary for the Chief of Staff and then as Secretary (General Coordinator of the G20). Ms. Zang is a sought-after lecturer on business and women’s leadership issues, and she is active in mentoring programs for students and women entrepreneurs. Ms. Zang received a master’s degree in finance from the Universidad del CEMA and a bachelor’s degree in Business Administration from the Universidad Torcuato Di Tella.

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

B.Compensation

Remuneration of Directors and Senior Management

The aggregate compensation, including benefits in kind, accrued or paid to our senior management with respect to the year ended June 30, 2024, for services in all capacities was US$2.1 million. In addition, in the year ended June 30, 2024, the accrual expense related to share-based incentives to our directors and senior management amounted to US$8.1 million of our ordinary shares.

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

Equity Compensation Plans

2023 Omnibus Equity Incentive Plan

On May 12, 2023, our board of directors approved the 2023 Omnibus Equity Incentive Plan (the “Plan”), to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. Under the Plan, the maximum aggregate number of ordinary shares that may be issued pursuant to all awards is 1,700,000 ordinary shares. The Plan allows us to establish the terms and conditions of the equity awards granted thereunder.

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

Amount set aside for pension, retirement or similar benefits

The total amounts set aside or accrued by us to provide pension, retirement or similar benefits was US$0.2 million for the fiscal year ended June 30, 2024.

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

C.Board Practices

Our articles of association (the “Articles”) provide that the board of directors must comprise at least one member. As of June 30, 2024, our board consisted of seven directors. Each of our directors will have a term that expires at our annual general meeting, or until their respective successors are duly appointed and qualified, or until their earlier resignation, removal or death. None of our directors have service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

At our annual general meeting held on October 24, 2024, six directors were appointed to serve on the board of directors of the Company through our annual general meeting to be held in 2025: (i) Federico Trucco, (ii) Gloria Montaron Estrada, (iii) Enrique Lopez Lecube, (iv) Natalia Zang, (v) Keith McGovern and (vi) Yogesh Mago. In addition, our consolidated financial statements for the year ended June 30, 2024 were approved and Price Waterhouse & Co. S.R.L. (“PwC”) was reappointed as our independent registered public accounting firm.

We have ceased to be a “controlled company” for purposes of the Nasdaq rules. As a result, the Nasdaq rules require that our board of directors, compensation and nominating and governance committees be independent. However, we rely on our home country practices, in lieu of these requirements, which do not require us to have a majority of our board of directors to be independent, permit our nominating and governance committee to be comprised of shareholder representatives and do not require us to hold regular executive sessions in which only independent directors shall be present.

Audit Committee

As of June 30, 2024, our audit committee consisted of Natalia Zang, Yogesh Mago and Ari Freisinger, with Natalia Zang serving as the chair of the audit committee. Each of Yogesh Mago, Ari Freisinger and Natalia Zang meets the applicable audit committee independence standards. Ari Freisinger qualifies as an “audit committee financial expert,” as such term is defined in applicable SEC rules.

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

Our board of directors adopted a written charter for the audit committee, which is available free of charge on our corporate website at biocerescrops.com. The information on our website is not part of this report.

Compensation Committee

As of June 30, 2024, our compensation committee consisted of Ari Freisinger, Enrique López Lecube and Yogesh Mago, with Ari Freisinger serving as the chair of the compensation committee.

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

Nominating and Governance Committee

As of June 30, 2024, our nominating and governance committee consisted of Gloria Montaron Estrada, Keith McGovern and Natalia Zang, with Gloria Montaron Estrada serving as the chair of the nominating and governance committee.

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

Nasdaq Corporate Governance Exemptions

As a foreign private issuer incorporated in the Cayman Islands with our principal listing on the Nasdaq Global Market, we follow the laws of the Cayman Islands, our “home country” for corporate governance practices, in lieu of the provisions of the Nasdaq Stock Market’s Marketplace Rule 5600 series that apply to the constitution of a quorum for any meeting of shareholders, the composition and independence requirements of the board of directors, the Nominations Committee and the Compensation Committee and the requirement to have regularly scheduled meetings at which only independent directors are present. The Nasdaq Stock Market’s rules also provide for the involvement of independent directors in the selection of director nominees. However, we rely on our home country practices, in lieu of these requirements, which do not require us to have a majority of our board of directors to be independent, permit our nominating and governance committee to be comprised of shareholder representatives and do not require us to hold regular executive sessions in which only independent directors shall be present. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Nominating and Governance Committee.”

The Nasdaq Stock Market’s rules require each Compensation Committee member to be an independent director for purposes of the Nasdaq Stock Market’s Marketplace Rule 5605(d)(2). However, to preserve greater flexibility in who may be appointed to the Compensation Committee, we will be relying on our home country practices, in lieu of this requirement and corporate governance practice and requirements in the Cayman Islands. Although Nasdaq Stock Market’s rules require listed companies to have regularly scheduled meetings at which only independent directors are present, we follow our home country practices instead, which do not impose such a requirement.

D.Employees

The table below shows our employees by role and location, as of the dates indicated, and does not include employees of our research collaborators or joint venture partners.

	As of June 30,
	2024	2023	2022
Management, administrative and manufacturing	577	462	359
Sales	291	222	179
Argentina	178	114	96
Brazil	54	51	55
Rest of Latin America	24	16	17
North America, Europe and Asia	35	41	11
Research and development services	115	106	27
Total	983	790	565

Our management and administrative employees are mainly located in Argentina, while our research and development services employees are located mainly in Argentina and the United States.

E.Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2024, by our directors and senior management and major shareholders. For the purposes of this table, a person is deemed to have “beneficial ownership” of any ordinary shares on a given date in which such person has the right to acquire within the 60 days after such date. For the purpose of computing the percentage of outstanding ordinary shares held by each person, or group of persons, named below on a given date, any security which such person or persons have the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. They have the same voting rights as all other holders of ordinary shares.

Beneficial owners	Number of shares	% owned (1)
Federico Trucco	337,352	*
Enrique López Lecube	261,804	*
Gloria Montaron Estrada	154,198	*
Natalia Zang	—	—
Yogesh Mago	55,399	*
Keith McGovern	24,080	*
5% Shareholders
Bioceres LLC(2)	18,588,021	29.6%
Bioceres Group PLC(3)	6,924,868	11.0%
Solel Partners LP	4,579,364	7.3%
THEO I SCSp	4,076,898	6.5%

Notes:—

*Less than 1%.

(1)	Percentages calculated based on 62,848,483 ordinary shares outstanding as of June 30, 2024.

(2)	Represents ordinary shares and the shared power to vote 3,196,917 ordinary shares pursuant to Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp., held by Bioceres LLC, a limited liability company formed under the laws of Delaware, with its registered office at 1209 Orange Street, Wilmington 19801-1120, County of New Castle, and an affiliate of Bioceres Group PLC.
(3)	Bioceres Group PLC may be deemed to be the beneficial owner of Shares held by Bioceres LLC and THEO I SCSp as Bioceres LLC is an indirect wholly-owned subsidiary of Bioceres Group PLC, and Bioceres Group PLC owns 96.2% of the outstanding equity securities of THEO I SCSp. Accordingly, Bioceres Group PLC may be deemed to beneficially own.

For more information on our ordinary shares and share options owned by individual Directors and by individual members of our Executive Committee see “Item 6. Directors, Senior Management and Employees—B. Compensation—Bioceres Crop Solutions Stock Option Plan.”

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Changes in Ownership

The following information sets forth the beneficial ownership of our shares for each person known to us based on the information most recently available to us.

We were informed of the following significant changes in the percentage ownership held by our major shareholders during the past three years:

●	On September 20, 2024, Bioceres Group PLC, Bioceres LLC, an affiliate of Bioceres Group PLC, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group PLC reported beneficial ownership of 29,589,787 ordinary shares, representing 47.1% of our share capital. Bioceres LLC reported beneficial ownership of 18,588,021 ordinary shares, representing 29.6% or our share capital. THEO I SCSp reported beneficial ownership of 4,076,898 ordinary shares, representing 6.5% or our share capital.
●	On March 25, 2024, Bioceres Group PLC, Bioceres LLC, an affiliate of Bioceres Group PLC, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group PLC reported beneficial ownership of 30,830,632 ordinary shares, representing 49.1% of our share capital. Bioceres LLC reported beneficial ownership of 23,903,241 ordinary shares, representing 38.1% or our share capital. THEO I SCSp reported beneficial ownership of 5,000,000 ordinary shares, representing 8.0% or our share capital.
●	On February 14, 2024, Solel Partners LP filed a Schedule 13G/A reporting beneficial ownership of 4,579,364 ordinary shares, representing 7.3% of our share capital.
●	On January 25, 2023, Ardsley Advisory Partners LP, Ardsley Advisory Partners GP LLC, Ardsley Partners I GP LLC, Philip J. Hempleman and Ardsley Partners Renewable Energy Fund, L.P. filed a Schedule 13G. Ardsley Advisory Partners LP, Ardsley Advisory Partners GP LLC, Ardsley Partners I GP LLC and Philip J. Hempleman reported beneficial ownership of 1,854,000 ordinary shares, representing 3.0% of our share capital. Ardsley Partners Renewable Energy Fund, L.P. reported beneficial ownership of 1,845,000, representing 2.9% of our share capital.
●	On November 18, 2022, DRACO Capital Investment Management Company S.A. and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G/A reporting beneficial ownership of 215,000 ordinary shares, representing 0.3% of our share capital.

●	On November 17, 2022, Bioceres S.A., Bioceres LLC and THEO I SCSp filed a Schedule 13D/A reporting beneficial ownership of 31,560,683 ordinary shares, representing 50.2% of our share capital.
●	On August 4, 2022, DRACO Capital Investment Management Company S.A. and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G/A reporting beneficial ownership of 8,376,900 ordinary shares, representing 13.5% of our share capital.
●	On July 25, 2022, Bioceres LLC, Bioceres S.A. and THEO I SCSp filed a Schedule 13D/A reporting beneficial ownership of 23,554,111 ordinary shares, representing 37.8% of our share capital.
●	On July 15, 2022, Ospraie Ag Science LLC, Ospraie Management, LLC, Ospraie Holding I, LP, Ospraie Management, Inc., OAS MM, LLC and Dwight Anderson filed a Schedule 13G reporting beneficial ownership of 6,233,590 ordinary shares, representing 10.0% of our share capital.
●	On April 5, 2022, Bioceres LLC, Bioceres S.A. and THEO I SCSp filed a Schedule 13D/A reporting a beneficial ownership of 23,487,020 ordinary shares, representing 51.2% of our share capital.
●	On February 14, 2022, DRACO Capital Investment Management Company S.A. and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G/A reporting a beneficial ownership of 8,158,878 ordinary shares, representing 19.9% or our share capital.
●	On October 15, 2021, Bioceres LLC, Bioceres S.A. and THEO I SCSp filed a Schedule 13D/A reporting a beneficial ownership of 23,572,333 ordinary shares, representing 57.4% of our share capital.
●	On October 4, 2021, DRACO Capital Investment Management Company S.A. and 5D+ Draco I Latam Income Plus Segregated Portfolio filed a Schedule 13G/A reporting a beneficial ownership of 8,051,973 ordinary shares, representing 19.6% of our share capital. This 13G/A was also filed by Biotech Investment Holding Ltd. which ceased to be the beneficial owner of more than five percent of our ordinary shares.
●	On August 6, 2021, Bioceres LLC and Bioceres S.A. filed a Schedule 13D/A reporting a beneficial ownership of 23,572,333 ordinary shares, representing 57.4% of our share capital, and 57.4% of our share capital, respectively.
●	On August 5, 2021, DRACO Capital Investment Management Company S.A., 5D+ Draco I Latam Income Plus Segregated Portfolio and Biotech Investment Holding Ltd. filed a Schedule 13D/A reporting a beneficial ownership of 7,991,226 ordinary shares, representing 19.4% of our share capital.
●	On July 2, 2021, filed a Schedule 13D/A DRACO Capital Investment Management Company S.A., 5D+ Draco I Latam Income Plus Segregated Portfolio and Biotech Investment Holding Ltd. filed a Schedule 13D/A reporting a beneficial ownership of 8,940,635 ordinary shares, representing 21.8% of our share capital.

Difference in Voting Rights

All of our ordinary shares have the same voting rights and none of major shareholder has different voting rights.

Securities Held in the Host Country

As of June 30, 2024, we had 62,848,483 ordinary shares issued and outstanding, of which 29,862,017 ordinary shares, or 47.5%, were held by our 148 registered shareholders in the United States.

Arrangements for Change in Control

We are not aware of any arrangements that may, when in force, result in a change in control.

B.Related Party Transactions

Relationship with Bioceres Group PLC

As of the date of this report, Bioceres Group PLC owns approximately 47.1% of our ordinary shares. In addition, pursuant to the Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, by and between Bioceres LLC, an affiliate of Bioceres Group PLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp., who own approximately 5.0 % of our ordinary shares, respectively, have agreed to vote in agreement with Bioceres LLC.

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

Note Purchase Agreement and HB4 Soy Supply Agreement with Moolec Science SA

See “—Key Agreements— Note Purchase Agreement and HB4 Soy Supply Agreement with Moolec Science SA.”

R&D Services Agreements

In connection with R&D services, Bioceres Semillas and Rizobacter typically enter into agreements with INDEAR.

Rizobacter

On July 1, 2021, Rizobacter entered into a one-year R&D service agreement with INDEAR. The agreement may be extended indefinitely in one-year increments, and it has been extended annually since its effective date. Rizobacter accrued US$0.1 million for the services provided by INDEAR during the initial term. Under the agreement, Rizobacter will gain ownership of any intellectual property rights arising from the services rendered, encompassing patents, trademarks, plant variety rights, trade secrets, and other related intellectual property. Further, the agreement includes a confidentiality clause requiring both parties to keep terms and conditions confidential for five years following its termination or expiration, subject to certain exceptions. Additionally, INDEAR agreed to indemnify Rizobacter for any liabilities arising from the performance of the R&D services.

Bioceres Semillas

On July 1, 2021, Bioceres Semillas entered into a R&D service agreement with INDEAR, which matured on June 30, 2024. Once the initial one-year term expires, the agreement may be extended indefinitely in one-year increments. Bioceres Semillas accrued US$1.1 million for the services provided by INDEAR during the initial term. Under the agreement, Bioceres Semillas will gain ownership of any intellectual property rights arising from the services rendered, encompassing patents, trademarks, plant variety rights, trade secrets, and other related intellectual property. Further, the agreement includes a confidentiality clause requiring both parties to keep terms and conditions confidential for five years following its termination or expiration, subject to certain exceptions. Additionally, INDEAR agreed to indemnify Bioceres Semillas for any liabilities arising from the performance of the R&D services.

Field Station Lease Agreement

INDEAR entered into a field station lease agreement with Rizobacter, pursuant to which Rizobacter Argentina S.A. leases its field station located in Pergamino.

Term. Two-year term from the date of effectiveness from July 1, 2024. Once the term expires, the parties can agree to extend the term of the agreement by written agreement.

Compensation. INDEAR shall pay an annual amount of US$40,000.

Indemnification. INDEAR has agreed to indemnify Rizobacter Argentina S.A. for any liability that arises during the term of the Lease Agreement.

Storage Agreement

Synertech Industrias S.A. entered into a deposit and storage services agreement with Rizobacter (the “Deposit Agreement”), pursuant to which Rizobacter stores certain Synertech products on July 1, 2024.

Term. Two-year term from the date of effectiveness. Once the term expires, the parties can agree the extension of the term.

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

Collaboration Agreement by and between Rizobacter and Espartina S.A. controlled by Marcelo Carrique, President of Rizobacter

The collaboration agreement between Espartina S.A. and Rizobacter (the “Collaboration Agreement”), pursuant to which Espartina S.A. performs services related to planting and harvesting of multiple crops for the 2024-2025, 2023-2024, 2022-2023 and 2021-2022 seasons and Rizobacter or its affiliates provides agricultural supplies at a price on arms’ length terms, that is, at the price offered to third parties under the same conditions. The parties to the Collaboration Agreement will distribute the profits according to their contributions. Mr. Carrique served as president of Rizobacter through June 30, 2024.

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

Export Sales

For information on export sales, please see Note 14 to our audited consolidated financial statements included elsewhere in this report.

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. Other than as discussed below, we are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations, other than the proceeding described below. As of the date of this report, we do not face any claims of possible intellectual property infringement. We may become involved in material legal proceedings in the future as part of the ordinary course of our business.

An injunction in connection with the Rizobacter Acquisition may require us to surrender part of our interest in Rizobacter

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we acquired 80% of Rizobacter’s capital stock, which we hold through our subsidiary RASA Holding. An injunction relating to a disputed transfer of shares that occurred in 1995 affects 29% of the shares we hold, and affects 44% of the total share capital of Rizobacter. The injunction requires that 30% of the dividends distributed on such shares be paid into a judicially created escrow account. Although the Argentine Supreme Court ruled against certain of the litigating historical shareholders, such shareholders subsequently pursued other legal recourse — including the injunction and non-innovative measure (medida de no innovar) — to further dispute the original transfer of shares. The non-innovative measure was overturned by an Argentine court of appeals on April 17, 2018.

Should the court rule against the free transferability of the affected shares, we would be obligated to return certain shares, thereby reducing our equity interest in Rizobacter. See “Item 3. Key Information —D. Risk Factors—Risks Related to our Business and Strategy—Certain of the Rizobacter shares we own are subject to a judicial injunction that, if decided unfavorably to us, would require us to surrender part of our interest in Rizobacter thereby reducing our equity interest in Rizobacter” and “Item 4. Information on the Company—Key Agreements, Rizobacter Acquisition.”

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

B.Significant Changes

No significant changes have occurred since June 30, 2024.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Not applicable.

B.Plan of Distribution

Not applicable.

C.Markets

The Nasdaq Global Select Market.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

As of June 30, 2024, we had (i) 100,000,000 ordinary shares of a US$0.0001 par value authorized, (ii) 62,848,483 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares of a US$0.0001 par value authorized, (iv) no preference shares issued and outstanding, (v) 3,927,176 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,258,016 shares of our own.

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

Ordinary Shares

Holders of ordinary shares are entitled to receive ratable dividends when and if declared by our board of directors out of funds legally available therefore, subject to any rights of any outstanding series of preference shares.

Upon our winding up, liquidation and dissolution and after payment in full of all amounts required to be paid to creditors and to the holders of preference shares having liquidation preferences, if any, holders of ordinary shares will be entitled to receive pro rata our remaining assets available for distribution.

The rights, powers and privileges of holders of our ordinary shares are subject to those of holders of any shares of our preference shares or any other series or class of shares we may authorize and issue in the future.

Our ordinary shares are not subject to any sinking fund. All of our issued ordinary shares are fully paid up and none of our shareholders are liable for further capital calls. There are no provisions in the Articles that discriminate against any existing or prospective holder of our ordinary shares as a result of such shareholder owning a substantial number of ordinary shares.

Preference Shares

Our Articles provide that preference shares may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able, without shareholder approval, to issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of the board to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preference shares issued and outstanding at the date hereof. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future.

Share Buy-Back Program

On May 6, 2020, our board of directors approved a program to repurchase its own securities for an aggregate of up to US$10,000,000 to enhance the allocation of capital to certain equity-finance obligations. As of June 30, 2024, we have acquired 731,562 ordinary shares under the Buy-Back Program.

Voting and Appointment of Directors

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preference shares, the holders of our ordinary shares will possess all voting power for the appointment of our directors and all other matters requiring shareholder action and will at all times vote together as one class on all matters submitted to a vote of our shareholders. Holders of our ordinary shares will be entitled to one vote for each share held of record on all matters on which shareholders are entitled to vote generally, including the appointment or removal of directors. Holders of our ordinary shares will not have cumulative voting rights in the appointment of directors.

Pre-emptive or Other Rights

There will be no sinking fund or redemption provisions applicable to our ordinary shares.

Appointment of Directors

Our board consists of six directors. Each of our directors will have a term that expires at our annual general meeting in 2025, or until their respective successors are duly appointed and qualified, or until their earlier resignation, removal or death. There will be no cumulative voting with respect to the appointment of directors, with the result that directors will be appointed by an ordinary resolution, being a majority of the votes cast at our annual general meeting.

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

Pursuant to the 2020 Note Purchase Agreement and a side-letter dated August 5, 2022: (i) the balance of Secured Convertible Guaranteed Notes due 2023 were converted into 1,526,454 of our ordinary shares, (ii) we repurchased such ordinary shares for US$24.0 million and (iii) we financed such repurchase with the proceeds from the issuance of an aggregate principal amount of US$24.0 million Secured Guaranteed Notes due 2026 pursuant to a Note Purchase Agreement, by and among us, Solel-Bioceres SPV, L.P., the holders from time to time party thereto and Wilmington Savings Fund Society, FSB as collateral agent. The Secured Guaranteed Notes due 2026 are secured by substantially all of the assets located in the United States of the Pro Farm. In addition, the Secured Guaranteed Notes due 2026 are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Glinatur S.A., Pro Farm, Pro Farm Michigan Manufacturing LLC, Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda. and Pro Farm, Inc. (the “Guarantors”).

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

Secured Convertible Guaranteed Notes due 2026

On August 5, 2022, we issued an aggregate principal amount of US$55.0 million secured convertible guaranteed notes due 2026 (the “Secured Convertible Guaranteed Notes due 2026”) pursuant to a note purchase agreement among us, Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp, Liminality Partners LP, the holders from time-to-time party thereto and Wilmington Savings Fund Society, FSB, as collateral agent. The Secured Convertible Guaranteed Notes due 2026 are secured by substantially all of the assets located in the United States of Pro Farm. In addition, the Secured Convertible Guaranteed Notes due 2026 are guaranteed by the Guarantors.

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

Sponsors Shareholders’ Agreement

In connection with the consummation of the business combination, we, Bioceres LLC, an affiliate of Bioceres Group PLC, and UAC’s initial shareholders prior to Union’s initial public offering and their affiliates entered into the agreement, pursuant to which, among other things, the initial shareholders will have the right to nominate one director to our board of directors following the consummation of the business combination at each of our annual general meetings, provided, that, they do not hold less than a certain percentage of our ordinary shares. Bioceres LLC will agree to vote for such director nominee proposed by the initial shareholders.

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

Since the Export Controls Decree, the BCRA has periodically issued several regulations to regulate the inflow and outflow of funds through the FX Market, which are all unified under the consolidated text of foreign exchange available at the BCRA’s website: http://www.bcra.gob.ar/Pdfs/Texord/t-excbio.pdf. The most recent and comprehensive communications issued by BCRA are Communications “A” (6844, 7272, 7422, 7516, 7746, 7914, and 7953).

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

Pursuant to the foreign exchange regulations currently in force, among others:

(1)	The prior authorization of the Argentine Central Bank is required for the access to the FX Market for the purchase of foreign currency, for the following purposes, among others:
●	for the payment of profits and dividends out of Argentina, except up to an amount equal to 30% of the value of all new capital contributions of foreign direct investments made to the Argentine resident since such date to the extent that (i) the proceeds of those capital contributions have been repatriated into Argentina and converted into Pesos through FX Market and they have been capitalized, (ii) the registration of such capitalization has been requested before the Public Registry of Commerce and (iii) ) access to the FX Market for the payment of profits and dividends must happen in a term of no less than 30 calendar days as of the conversion into Pesos through the FX Market. See “ — Item 3. Key Information — C. Risk Factors — Argentine exchange controls and restrictions limit access to the FX Market to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina”;
●	for the pre-payment of principal and interest on foreign financial indebtedness with an anticipation of more than three business days in advance to the scheduled maturity dates, except under certain limited exceptions;
●	subject to certain exemptions, until December 31, 2024, for the payment of principal under financial indebtedness to related parties;
●	for the pre-payment of indebtedness for the import of goods and services; and

●	until December 31, 2024, the prior consent from the Argentine Central Bank shall be required to have access to the FX Market to advance payments of imports of goods or repayment of the principal amount of debts originated in the import of goods, except if certain conditions or exceptions are met. The Argentine Central Bank shall grant access to make payments of imports of goods of 50% of the value free on board after 30 days and the remaining 50% after 60 days from the registration of entry to customs of the goods.

In addition to all the foregoing, access to the FX Market for the purchase of foreign currency is subject to the filing by the client of an affidavit declaring that (a) on the day it requests access to the foreign exchange market and in the previous 90 calendar days, and committing to refrain from executing them in the subsequent 90 calendar days: (i) it has not entered into sales in Argentina of securities with settlement in foreign currency; (ii) it has not exchanged securities issued by residents for external assets; (iii) it has not transferred securities to foreign depositaries; (iv) it has not acquired in Argentina securities issued by non-residents with settlement in Pesos; (v) it has not acquired Argentine depositary receipts of foreign shares (“CEDEARS”); (vi) it has not acquired securities representing private debt issued in foreign jurisdictions; (vii) it has not delivered funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any human or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad; (b) all its holdings of foreign currency in Argentina are deposited at local bank accounts; (c) does not hold liquid foreign assets (i.e. holdings of foreign currency) outside Argentina or CEDEARS in excess of US$100,000; (d) commits to settle through the FX Market, within the five business days from settlement, all amounts received outside Argentina from the payment of loans granted to third parties, withdraw or expiration of term deposits or sale of any assets, when the asset was acquired, the term deposit made or the loan granted, after May 28, 2020; and (e) stating that as of the date on which access to the FX Market is requested, and in the 180 preceding days, no funds in local currency or other liquid local assets were delivered in Argentina to any individual or legal entity exercising a ‘direct control’ relationship or to a legal entity of the same economic group, excluding transactions directly associated with the acquisition of goods and services in the regular course of business. If the client has delivered local currency or any local asset (issued by an Argentine resident) to the direct controlling shareholder or to a legal entity of the same economic group, client may still comply with the abovementioned obligation if it submits an affidavit of the direct controlling shareholder and the legal entities of the same economic group, stating that they have not carried out any Restricted Operation in the previous 180 calendar days, and undertake not to carry out any such transactions in the subsequent 180 calendar days.

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

Prepayments of principal and interests within more than three business days prior to the scheduled maturity require prior approval by the Argentine Central Bank, subject to certain exceptions.

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

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2024. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2024, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

B.Management’s Annual Report on Internal Control Over Financial Reporting

Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as adopted by the IASB and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of our assets;
●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of June 30, 2024. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on their assessment, subject to the exclusion below, management concluded that, as of June 30, 2024, our internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of June 30, 2024 has been audited by PwC, an independent registered public accounting firm, as stated in their report which appears herein.

C.Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of June 30, 2024 has been audited by PwC, an independent registered public accounting firm, as stated in their report which appears herein.

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

C.Principal Accountant Fees and Services

PwC have acted as our principal accountants for the years ended June 30, 2024, and 2023. The following is a summary of fees paid or to be paid to PwC for services rendered for each of the last two fiscal years.

Audit Fees

Audit fees consist of fees billed for standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and for services that are normally provided by PwC in connection with regulatory filings. The aggregate fees billed by PwC for professional services rendered for the audit of our annual consolidated financial statements and review of the financial information included in our required filings with the SEC for the year ended June 30, 2024 and 2023 totaled US$1.2 million and US$0.5 million, respectively.

Audit-Related Fees

Audit-related fees billed consist of fees for services such as auditing of non-recurring transactions, reviews of semi-annual financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings. PwC did not bill us for audit-related services for the year ended June 30, 2024. PwC did not bill us for audit-related services for the year ended June 30, 2023.

Tax Fees

Tax services relate to the aggregated fees for services on tax compliance. The aggregate fees by PwC for tax fees for the year ended June 30, 2024 and 2023 amounted to less than US$0.1 million each.

All Other Fees

We did not pay PwC for other services for the years ended June 30, 2024 and 2023.

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

E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

See “Item 10 Additional Information—B. Memorandum and Articles of Association—Share Buy-Back Program.”.

F.Change in Registrant’s Certifying Accountant

Not applicable.

G.Corporate Governance

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

H.Mine Safety Disclosure

Not applicable.

I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

J.Insider Trading Policies

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us.

K.Cybersecurity

Risk Management and Strategy

We have developed and implemented cybersecurity risk management measures intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management measures are integrated into our overall enterprise risk management program.

Our cybersecurity risk management measures set out the foundation of the process for assessing, identifying and managing material risks from cybersecurity threats and provide guidance for response plan when facing cybersecurity threats. We have not engaged assessors or other third parties in connection with such processes.

There can be no assurance that our cybersecurity risk management measures and processes will be fully implemented, complied with or effective in protecting our systems and information. As of the date of this Form 20-F, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

Cybersecurity Risk Governance

Our senior vice - president of Information Technology (the “Senior Vice President of IT”), who is a certified internal auditor (CIA), and received a master’s degree in business administration from the University of Chile, is responsible for assessing and managing material risks from cybersecurity threats. Our Senior Vice - President of IT oversees our efforts to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents. The information technology department has a dedicated leadership team focused entirely on cybercrime prevention, supported by specialized third party to run tests on the effectiveness of our controls.

Our board has specific responsibility for overseeing cybersecurity risk management and evaluation and being informed on risks from cybersecurity threats. Our Senior Vice - President of IT reports to the board on cybersecurity risk management matters as needed. Any material cybersecurity incidents would be reported to the board by our Chief Financial Officer. In the case of a material cybersecurity incident, our board is responsible for ensuring that the proposed action and disclosure of the incident is adequate and that measures are put in place to prevent further incidents. See “Risk Factors” in this Annual Report.

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

8.1	List of subsidiaries of Bioceres Crop Solutions Corp., as of June 30, 2024. See “Item 4. Information on the Company—C. Organizational Structure.”
12.1	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Financial Officer
13.1	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer
13.2	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer
15.1	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Crop Solutions Corp.’s consolidated financial statements
97	Bioceres Crop Solutions Corp. Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: October 30, 2024

BIOCERES CROP SOLUTIONS CORP.

	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer

BIOCERES CROP SOLUTIONS CORP.

Consolidated financial statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022.

INDEX

Consolidated financial statements as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp. and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment Tests on Goodwill (Pro Farm Group, Inc., Rizobacter S.A. and Bioceres Crops S.A. Cash Generating Units) and Intangible Assets Not yet available for use or with indefinite useful lives.

As described in Notes 4.6, 7.8 and 7.9 to the consolidated financial statements, the Company’s goodwill associated with the Pro Farm Group, Inc. Rizobacter S.A. and Bioceres Crop S.A. cash generating units (“CGU”) and intangible assets not yet available for use or with indefinite useful lives amounted to $76.1 million, $28.1 million, $7,5 million and $23.3 million, respectively, as of June 30, 2024. Impairment tests on goodwill and intangible assets not yet available for use or with indefinite useful lives are undertaken annually at the end of the reporting period. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down to its recoverable amount. In each case, management determined the recoverable amount based on value in use calculations prepared by management. The determination of the recoverable amount of the CGU’s and intangible assets not yet available for use or with indefinite useful lives includes significant and numerous judgments and assumptions that are subject to various risks and uncertainties. The principal assumptions used in management’s models consisted of (i) budgeted market shares of joint ventures and other customers, (ii) budgeted product prices, (iii) growth rates used to extrapolate future cash flow projections to the terminal period and (iv) discount rates.

The principal considerations for our determination that performing procedures relating to impairment tests on goodwill (Pro Farm Group, Inc., Rizobacter S.A. and Bioceres Crops S.A. cash generating units) and intangible assets not yet available for use or with indefinite useful lives is a critical audit matter are (i) the significant judgment by management when developing the recoverable amount of the CGUs and intangible assets not yet available for use or with indefinite useful lives; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions used in the models related to the (i) budgeted market shares of joint ventures and other customers, (ii) budgeted product prices, (iii) growth rates used to extrapolate future cash flow projections to the terminal period and (iv) discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment tests on goodwill and intangible assets not yet available for use or with indefinite useful lives, including controls over the determination of the recoverable amounts for the CGUs and intangible assets not yet available for use or with indefinite useful lives. These procedures also included, among others (i) testing management’s process for developing the recoverable amounts of CGUs and intangible assets not yet available for use or with indefinite useful lives; (ii) evaluating the appropriateness of the models used; (iii) testing the completeness and accuracy of underlying data used in the models; (iv) evaluating the reasonableness of the significant assumptions used by management in the models related to budgeted market shares of joint ventures and other customers, budgeted product prices, growth rates used to extrapolate future cash flow projections to the terminal period and discount rates. Evaluating management’s assumptions used in the models related to budgeted market shares of joint ventures and other customers, budgeted product prices, growth rates used to extrapolate future cash flow projections to the terminal period and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs and the Company’s business; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumptions.

/s/Price Waterhouse & Co. S.R.L.

/s/Guillermo Miguel Bosio
Guillermo Miguel Bosio
Partner
Rosario, Argentina
October 30, 2024

We have served as the Company’s auditor since 2018.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2024 and 2023

(Amounts in US$)

	Notes	06/30/2024	06/30/2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	44,473,270	48,129,194
Other financial assets	7.2	11,695,528	12,135,020
Trade receivables	7.3	207,320,974	158,006,474
Other receivables	7.4	18,298,672	28,824,998
Recoverable income tax		655,691	9,444,898
Inventories	7.5	125,929,768	140,426,975
Biological assets	7.6	294,134	146,842
Total current assets		408,668,037	397,114,401

NON-CURRENT ASSETS
Other financial assets	7.2	634,553	444,909
Other receivables	7.4	17,957,121	2,546,241
Recoverable income tax		10,889	16,286
Deferred tax assets	9	9,698,860	7,312,964
Investments in joint ventures and associates	13	39,786,353	39,296,810
Investment properties	7.10	560,783	3,589,749
Property, plant and equipment	7.7	74,573,278	67,853,835
Intangible assets	7.8	174,797,456	173,783,956
Goodwill	7.9	112,339,265	112,163,432
Right of use asset	16	11,601,752	13,936,575
Total non-current assets		441,960,310	420,944,757
Total assets		850,628,347	818,059,158

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2024 and 2023

(Amounts in US$)

	Notes	06/30/2024	06/30/2023
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	7.11	168,732,469	150,807,674
Borrowings	7.12	136,747,198	107,639,659
Employee benefits and social security	7.14	7,340,958	9,606,707
Deferred revenue and advances from customers	7.15	3,923,140	24,875,662
Income tax payable		4,825,271	509,034
Consideration for acquisition		4,814,032	1,415,099
Lease liabilities	16	3,122,778	3,858,699
Total current liabilities		329,505,846	298,712,534

NON-CURRENT LIABILITIES
Borrowings	7.12	42,104,882	60,670,946
Deferred revenue and advances from customers	7.15	1,925,138	2,057,805
Joint ventures and associates	13	296,455	622,823
Deferred tax liabilities	9	34,500,445	35,785,347
Provisions		1,255,702	891,769
Consideration for acquisition		2,504,473	3,578,157
Secured notes	7.13	80,809,686	75,213,146
Lease liabilities	16	8,161,359	10,030,524
Total non-current liabilities		171,558,140	188,850,517
Total liabilities		501,063,986	487,563,051

EQUITY
Equity attributable to owners of the parent		314,008,930	298,594,088
Non-controlling interest		35,555,431	31,902,019
Total equity		349,564,361	330,496,107
Total equity and liabilities		850,628,347	818,059,158

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2024, 2023 and 2022

(Amounts in US$)

	Notes	06/30/2024	06/30/2023	06/30/2022
Revenues from contracts with customers	8.1	464,828,548	419,446,439	328,455,588
Initial recognition and changes in the fair value of biological assets at the point of harvest		(45,746)	610,554	6,388,030

Cost of sales	8.2	(278,221,812)	(235,457,053)	(208,364,095)
Changes in the net realizable value of agricultural products after harvest		(2,385,069)	(4,351,433)	(42,523)
Research and development expenses	8.3	(17,183,041)	(15,345,315)	(6,947,460)
Selling, general and administrative expenses	8.4	(123,690,910)	(113,002,747)	(77,483,812)
Share of profit or loss of joint ventures and associates	13	4,049,508	1,198,628	1,144,418
Other income or expenses, net	8.5	(2,530,882)	1,084,892	(3,280,220)
Operating profit		44,820,596	54,183,965	39,869,926

Financial cost	8.6	(26,871,698)	(23,788,085)	(17,926,197)
Other financial results	8.6	(7,913,627)	(11,289,933)	(7,880,099)
Profit before income tax		10,035,271	19,105,947	14,063,630

Income tax	9	(3,778,615)	1,068,652	(17,972,534)
Profit/ (Loss) for the year		6,256,656	20,174,599	(3,908,904)

Profit (Loss) for the year attributable to:
Equity holders of the parent		3,243,361	18,779,876	(7,199,618)
Non-controlling interests		3,013,295	1,394,723	3,290,714
		6,256,656	20,174,599	(3,908,904)

Profit/ (Loss) per share
Basic profit/ (loss) attributable to ordinary equity holders of the parent	10	0.0516	0.3022	(0.1702)
Diluted profit/ (loss) attributable to ordinary equity holders of the parent	10	0.0511	0.2972	(0.1702)

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2024, 2023 and 2022

(Amounts in US$)

	06/30/2024	06/30/2023	06/30/2022
Profit/ (Loss) for the year	6,256,656	20,174,599	(3,908,904)

Other comprehensive (loss) income	(787,354)	(835,849)	35,172,250
Items that may be subsequently reclassified to profit and loss	(787,354)	631,500	40,480,860
Foreign exchange differences on translation of foreign operations from joint ventures	(238)	(46,901)	7,845,756
Foreign exchange differences on translation of foreign operations	(787,116)	678,401	32,635,104
Items that will not be subsequently reclassified to loss and profit	—	(1,467,349)	(5,308,610)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates [1]	—	(184,630)	(586,268)
Revaluation of property, plant and equipment, net of tax [2]	—	(1,282,719)	(4,722,342)
Total comprehensive profit	5,469,302	19,338,750	31,263,346

Total comprehensive profit attributable to:
Equity holders of the parent	2,755,173	17,924,877	22,145,704
Non-controlling interests	2,714,129	1,413,873	9,117,642
	5,469,302	19,338,750	31,263,346
(1)	The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $99,415 for the year ended June 30, 2023 and $315,683 for the year ended June 30, 2022.
(2)	The tax effect of the revaluation of property, plant and equipment was $ 703,087 for the year ended June 30,2023 and $2,837,650 for the year ended June 30, 2022.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2024, 2023 and 2022

(Amounts in US$)

	Attributable to the equity holders of the parent
			Changes in		Stock				Foreign	Revaluation of	Equity / (deficit)
			non-	Own shares	options and				currency	PP&E and effect	attributable to
	Issued	Share	controlling	trading	share based	Convertible	Cost of own	Retained	translation	of tax rate	owners of the	Non-controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	shares held	deficit	reserve	change	parent	Interests	equity
06/30/2021	4,158	120,662,386	—	(916,202)	3,672,768	702,981	(3,530,926)	(25,483,275)	(32,622,808)	5,254,160	67,743,242	22,547,062	90,290,304
Share-based incentives (Note 19)	17	1,385,886	—	—	95,157	—	—	—	—	—	1,481,060	—	1,481,060
Capitalization of convertible notes (Note 7.13)	462	36,771,234	—	—	—	(527,236)	—	—	—	—	36,244,460	—	36,244,460
Changes in non-controlling interests	—	—	(255,893)	—	—	—	—	—	—	—	(255,893)	(724,429)	(980,322)
(Loss) Profit or the year	—	—	—	—	—	—	—	(7,199,618)	—	—	(7,199,618)	3,290,714	(3,908,904)
Other comprehensive income or (loss)	—	—	—	—	—	—	—	—	33,592,210	(4,246,888)	29,345,322	5,826,928	35,172,250
06/30/2022	4,637	158,819,506	(255,893)	(916,202)	3,767,925	175,745	(3,530,926)	(32,682,893)	969,402	1,007,272	127,358,573	30,940,275	158,298,848
Share-based incentives (Note 19)	63	2,640,004	—	135,361	1,257,377	—	—	—	—	—	4,032,805	—	4,032,805
Business combination (Note 6)	1,640	153,357,564	—	—	1,620,140	—	—	—	—	—	154,979,344	—	154,979,344
Capitalization of convertible notes (Note 7.13)	153	12,211,485	—	—	—	—	—	—	—	—	12,211,638	—	12,211,638
Purchase of own shares	—	—	—	—	—	—	(27,022,665)	—	—	—	(27,022,665)	—	(27,022,665)
Issuance of convertible notes (Note 7.13)	—	—	—	—	—	9,109,516	—	—	—	—	9,109,516	—	9,109,516
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(452,129)	(452,129)
Profit for the year	—	—	—	—	—	—	—	18,779,876	—	—	18,779,876	1,394,723	20,174,599
Other comprehensive income or (loss)	—	—	—	—	—	—	—	—	312,975	(1,167,974)	(854,999)	19,150	(835,849)
06/30/2023	6,493	327,028,559	(255,893)	(780,841)	6,645,442	9,285,261	(30,553,591)	(13,903,017)	1,282,377	(160,702)	298,594,088	31,902,019	330,496,107
Share-based incentives (Note 19)	7	612,117	—	—	12,781,933	—	—	—	—	—	13,394,057	—	13,394,057
Purchase of own shares	—	—	—	—	—	—	(734,388)	—	—	—	(734,388)	—	(734,388)
Bussiness combination (Note 6)	—	—	—	—	—	—	—	—	—	—	—	1,114,083	1,114,083
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(174,800)	(174,800)
Profit for the year	—	—	—	—	—	—	—	3,243,361	—	—	3,243,361	3,013,295	6,256,656
Other comprehensive loss	—	—	—	—	—	—	—	—	(488,188)	—	(488,188)	(299,166)	(787,354)
06/30/2024	6,500	327,640,676	(255,893)	(780,841)	19,427,375	9,285,261	(31,287,979)	(10,659,656)	794,189	(160,702)	314,008,930	35,555,431	349,564,361

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2024, 2023 and 2022

(Amounts in US$)

	Notes	06/30/2024	06/30/2023	06/30/2022
OPERATING ACTIVITIES
Profit/ (Loss) for the year		6,256,656	20,174,599	(3,908,904)

Adjustments to reconcile profit to net cash flows
Income tax	9	3,778,615	(1,068,652)	17,972,534
Financial results		34,785,325	35,078,018	25,806,296
Depreciation of property, plant and equipment	7.7	5,763,249	4,833,274	3,769,005
Amortization of intangible assets	7.8	12,113,107	10,991,433	4,161,392
Depreciation of leased assets	16	3,418,956	3,565,894	1,257,538
Transactional expenses		1,119,525	4,183,916	971,539
Share-based incentive and stock options		14,134,885	3,415,108	1,430,745
Share of profit or loss of joint ventures and associates	13	(4,049,508)	(1,198,628)	(1,144,418)
Loss of participation in joint ventures and associates	13	—	133,079	—
Provisions for contingencies		367,126	221,008	292,732
Allowance for impairment of trade debtors		753,428	1,327,385	1,598,042
Allowance for obsolescence		586,515	1,066,777	849,641
Initial recognition and changes in the fair value of biological assets		45,746	(610,554)	(6,388,030)
Changes in the net realizable value of agricultural products after harvest		2,385,069	4,351,433	42,523
Gain on sale of equipment and intangible assets		(125,464)	(74,593)	(1,944,308)

Working capital adjustments
Trade receivables		(46,681,153)	(56,867,123)	(24,971,064)
Other receivables		(4,967,150)	(11,475,717)	(7,298,822)
Income and minimum presumed income taxes		4,782,508	(16,154,083)	6,469,983
Inventories and biological assets		14,176,656	(11,066,489)	(55,311,365)
Trade and other payables		14,234,092	(4,501,398)	53,477,330
Employee benefits and social security		(2,289,095)	1,258,673	3,003,793
Deferred revenue and advances from customers		(21,087,704)	13,322,769	(373,584)
Income taxes paid		(853,299)	(4,072,347)	(7,059,177)
Government grants		—	—	(784)
Interest collected		2,747,398	5,378,413	5,628,962
Inflation effects on working capital adjustments		321,103	376,597	(35,846,973)
Net cash flows generated / (used) by operating activities		41,716,586	2,588,792	(17,515,374)

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2024, 2023 and 2022

(Amounts in US$)

	Notes	06/30/2024	06/30/2023	06/30/2022
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		336,726	137,357	2,046,771
Net cash received from business combination		37,508	4,373,265	—
Net loans granted to shareholders and other related parties		—	—	(421,691)
Proceeds from financial assets		888,140	1,316,980	12,331,390
Investment in financial assets		(7,208,218)	(8,990,083)	(2,055,878)
Purchase of property, plant and equipment	7.7	(9,789,574)	(11,360,469)	(3,458,790)
Capitalized development expenditures	7.8	(11,855,766)	(10,753,047)	(5,149,684)
Purchase of intangible assets	7.8	(1,137,071)	(449,673)	(389,039)
Net cash flows (used) /generated by investing activities		(28,728,255)	(25,725,670)	2,903,079

FINANCING ACTIVITIES
Proceeds from borrowings		135,818,247	79,817,888	140,431,184
Repayment of borrowings and financed payments		(112,614,437)	(16,744,956)	(110,625,272)
Interest payments		(24,724,436)	(18,046,961)	(13,009,834)
Decrease in bank overdrafts and other short-term borrowings		—	—	(32,838)
Other financial payments		(2,746,945)	(4,767,378)	(180,538)
Acquisition of non-controlling interest in subsidiaries		—	—	(724,429)
Purchase of own shares		(734,388)	(2,996,947)	—
Leased assets payments	16	(4,879,108)	(3,855,517)	(1,034,764)
Cash dividend distributed by subsidiary		(174,800)	(452,129)	—
Net cash flows (used) /generated by financing activities		(10,055,867)	32,954,000	14,823,509

Net increase in cash and cash equivalents		2,932,464	9,817,122	211,214

Inflation effects on cash and cash equivalents		(31,918)	(101,767)	(9,624,750)

Cash and cash equivalents as of beginning of the year	7.1	48,129,194	33,475,266	36,046,113
Effect of exchange rate changes on cash and equivalents		(6,556,470)	4,938,573	6,842,689
Cash and cash equivalents as of the end of the year	7.1	44,473,270	48,129,194	33,475,266

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

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

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

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

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe.

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

Authorization for the issue of the consolidated financial statements

These consolidated financial statements of the Group as of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022 have been authorized by the Board of Directors of Bioceres Crop Solutions on September 27, 2024.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

For the years ended June 30, 2022, our Argentine subsidiaries applied IAS 29 “Financial reporting in hyperinflationary economies,” which requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed for non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. As of June 30, 2018, the cumulative inflation in Argentina exceeded 100%. Therefore, as of July 1, 2018, the Argentine economy was considered hyperinflationary, in accordance with IAS 29.

During an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

In short, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as fair value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, presented in a separate line item.

From July 1, 2022, our main Argentine subsidiaries changed their functional currency from the Argentine Peso to the U.S. dollar as a result of changes in events and conditions that are relevant to their business operations, which include a hyper inflationary macroeconomic context and the depreciation of the Argentine Peso, in addition to the effects on our business of certain business combination transactions, as discussed below.

Macroeconomic context – in recent years Argentina’s macroeconomic scenario has featured a misalignment between inflation rates and the devaluation of the Argentine peso, which became more pronounced during the first half of the year ended June 30, 2022. Notwithstanding such misalignment, our Argentine subsidiaries have been able to continue pricing their products in U.S. dollars as the costs of products and services are set in U.S. dollars. This has also been achievable as the demand for the type of products we commercialize is relatively inelastic when compared to non-essential goods and services. Further, Argentina’s significant economic volatility has caused materials, and other costs of providing goods that we acquire from the Argentine domestic market, to become increasingly indexed to the U.S. dollar (i.e., denominated in Argentine Pesos but indexed to the U.S. dollar exchange rate).

Business effects – following the merger with Pro Farm (see Note 6), which closed at the beginning of the fiscal year ended June 30, 2023, in addition to other business combination transactions, we established a global commercial strategy with a view to unifying pricing policies for the commercialization of our products.

In accordance with IAS 21, we have considered the following primary factors to determine the functional currency of our main Argentine subsidiaries: (i) the sales prices for goods and services, which are mainly influenced and determined by the U.S. dollar; and (ii) the increasing influence of transactions indexed to the U.S. dollar related to labor, materials, and other costs of providing goods.

Taking into account the analysis of the primary factors provided by IAS 21 in determining the functional currency of our main Argentine subsidiaries (in particular the increased influence of exchange rates on their costs of operations, which are indexed to the U.S. dollar), we identified that there is strong evidence that their functional currency had changed to the U.S. dollar.

As discussed above, we assessed primary indicators and determined that they were conclusive for the analyzed period; however, consideration was also given to secondary indicators. The result of such analysis also leads to the conclusion that the U.S. dollar is the relevant currency for cash generation from operating and financing activities of our main Argentine subsidiaries.

In accordance with IAS 21, the effects of the change in functional currency were recorded prospectively. Accordingly, from July 1, 2022, there are no longer significant effects of inflation adjustments in our financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The subsidiaries of the Group, all of which have been included in the consolidated financial statements of the Group, are as follows:

The Group holds a majority share of the voting rights in all of its subsidiaries.

		Country of
		incorporation
		and principal
		place of		% Equity interest
Name	Principal activities	business	Ref	06/30/2024	06/30/2023
RASA Holding, LLC	Holding company	USA		100%	100%
Rizobacter Argentina S.A.	Microbiology Business	Argentina		80%	80%
Rizobacter do Brasil Ltda.	Microbiology Business	Brazil	a	80%	80%
Rizobacter del Paraguay S.A.	Microbiology Business	Paraguay	a	80%	80%
Rizobacter Uruguay	Microbiology Business	Uruguay	a	80%	80%
Rizobacter South Africa	Microbiology Business	South Africa	a	76%	76%
Comer. Agrop. Rizobacter de Bolivia S.A.	Microbiology Business	Bolivia	a	80%	80%
Rizobacter USA, LLC	Microbiology Business	USA	a	80%	80%
Rizobacter Colombia SAS	Microbiology Business	Colombia	a	80%	80%
Rizobacter France SAS	Microbiology Business	France	a	80%	80%
Bioceres Crops S.A.	Microbiology Business	Argentina		90%	90%
BCS Holding Inc	Holding Company	USA		100%	100%
Bioceres Semillas S.A.U.	Production and commercialization of seeds	Argentina		100%	100%
Verdeca LLC	Research and development	USA		100%	100%
Insumos Agroquímicos S.A.	Selling of agricultural inputs	Argentina		61.32%	61.32%
Bioceres Crops Do Brasil Ltda.	Production and commercialization of seeds	Brazil		100%	100%
Pro Farm Group Inc.	Development and sale of biological products	USA	b	100%	100%
Pro Farm International, OÜ	Development and sale of biological products	Finland	b	100%	100%
Pro Farm Michigan Manufacturing LLC	Development and sale of biological products	USA	b	100%	100%
Pro Farm Russia, LLC	Development and sale of biological products	Russia	b	100%	100%
Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda	Development and sale of biological products	Brazil	b	99%	99%
Pro Farm Technologies, OÜ	Development and sale of biological products	Finland	b	100%	100%
Glinatur S.A.	Development and sale of biological products	Uruguay	b	100%	100%
Pro Farm, Inc.	Holding Company	USA	b	100%	100%
Natal Agro S.R.L.	Development and breeding of corn varieties	Argentina	c	51%	—
a)	Indirect interests held through Rizobacter. The indirect equity interest participation included in this table was the 80% of the direct equity interest participation that Rizobacter owns in each entity.
b)	On July 12, 2022 we acquired a controlling interest in Pro Farm Group Inc. (“Pro Farm”) and its subsidiaries. See Note 6.
c)	On June 10, 2024 we acquired a controlling interest in Natal Agro S.R.L (“Natal”). See Note 6

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

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

3.   NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards became applicable for the current reporting period and adopted by the Group.

-	Amendment to IAS 12 –Deferred tax related to assets and liabilities arising from a single transaction.
-	International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12)
-	Amendments to IAS 1 and IFRS Practice Statement 2- Disclosure of Accounting Policies
-	Amendments to IAS 8-Definition of Accounting Estimates

These amendments did not have any material impact on the Group.

b)The following new standards are not yet adopted by the Group.

-	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS1 - Non - current liabilities with covenants. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS 7 - Statement of Cash Flows & to IFRS 7 - Financial Instruments: Disclosures. The amendments are effective for annual reporting periods beginning on or after 1 January 2024.
-	Amendments to IAS 21 - The Effects of Changes in Foreign Exchange Rates titled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.
-	Amendment to IAS 7 and IFRS 7 - Supplier Financing. The amendments are effective for annual periods beginning on or after January 1, 2024.
-	IFRS 19 – Subsidiaries without Public Accountability. The standard is effective for annual periods beginning on or after January 1, 2027.

The above new standards and amendments are not expected to have material impact on the Group.

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard sets out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. It is effective for annual periods beginning on or after January 1, 2027.
-	Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments. The amendments are effective for reporting periods beginning on or after 1 January 2026.

The Group is currently analyzing the potential impact of these new standard on our financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Management’s accounting policy choice is to use a prospective presentation method.

4.6.   Impairment of non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and intangible assets not yet available for use, or with indefinite useful lives, are undertaken annually at the end of the reporting period. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e., the higher of value in use and fair value less costs to sell), the asset is written down accordingly.

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

Estimate

Impairment testing of goodwill and intangible assets not yet available for use, or with indefinite useful lives, requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of goodwill are further explained in Note 7.9.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

Starting with the fiscal year ended on June 30, 2024, the Group modified its Property, Plant, and Equipment valuation policy by changing the revaluation frequency for items classified under Buildings and Land. The revaluation must never exceed five years between each occurrence, in compliance with the maximum periods established by accounting standards, or whenever there are indications that the carrying amount differs significantly from the amount that could be determined using fair value at the end of the reporting year.

To obtain fair values, the existence or not of an active market is considered for the assets in their current status. For those assets for which an active market in their current status exists, the fair values were determined based on their market values. For the remaining cases, the market values of comparable new assets are analyzed, applying a discount based on the status and wear of each asset and considering the characteristics of each of the revalued assets (for example, improvements made, maintenance status, level of productivity, use, etc.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

Intangible assets acquired in a business combination have an estimated useful life as follows (in years):

Product development: 5 - 15 years

Trademarks: 20 years

Customer loyalty: 14 - 26 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

4.18. Revenue recognition

Revenue is recognized when control has been transferred to the buyer. Transfers of control vary depending on the individual terms of the sales contract. Revenues are recognized when control of the products has been transferred, which generally means that the products have been delivered to the customer and there is no unfulfilled obligation that could affect a customer’s acceptance of the products. Generally, acceptance occurs upon shipment or delivery, but ultimately depends on the terms of the underlying contracts. The customer is then invoiced at the agreed-upon price with the usual payment terms for each geographical region. Those payment terms do not contain a significant financing component.

The timing of performance sometimes differs from the timing that the associated consideration is received from the customer, thus resulting in the recognition of a contract asset or contract liability. We recognize a contract liability if the customer’s payment of consideration is received prior to completion of our related performance obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

As a part of our customary business practices, we offer a number of sales incentives to our customers, including volume discounts, retailer incentives, prepayment options and other product rebates. For all such contracts that include any variable consideration, we estimate the amount of variable consideration that should be included in the transaction price utilizing either the expected value method or the most likely amount method, depending on the nature of the variable consideration. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Although determining the transaction price for consideration requires significant judgment, we have meaningful historical experience with incentives provided to customers and estimate the expected consideration in view of historical patterns of incentive payouts. These estimates are reassessed each reporting period.

We also offer an assurance warranty, which gives customers a refund or exchange right in the case the delivered product does not conform to specifications. Replacement products are accounted for under the warranty guidance if the customer exchanges one product for another of the same type, quality, and price. We have significant experience with historical return patterns and use this experience to include returns in the estimate of transaction price.

With respect to services, we mainly provide R&D and seed treatment services. Revenue associated with services is recognized by reference to the stage of completion of the transaction at the end of the reporting period. Each of the services to be provided has a detailed work plan in which all activities to be rendered are listed. The stage of completion for services is determined in accordance with the execution of the performed tasks listed in the respective work plan. The level of execution of such services is provided by our technical experts, who provide information relating to the transfer of goods or services. We have no material revenue for services that cannot be reliably estimated.

Revenue for usage-based royalties relating to licensed intellectual property rights is recognized at the later of when the performance obligation is satisfied and when a sale or use occurs.

Typically, our average payment terms range from 130 to 160 days at a consolidated level. Longer terms may be granted in limited circumstances; however, the effects of such sales are not material to our consolidated financial statements. Those payment terms do not contain a significant financing component.

4.19. Current and deferred income tax

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

Critical estimates

-	Impairment testing of intangible assets not yet available for use (Note 4.7).
-	Impairment of goodwill (Notes 4.7).
-	Identification and fair value of identifiable intangible assets arising in acquisitions (Note 4.10 c).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

The amounts of revenue and net profit of the acquiree since the merger date included in the consolidated statement of comprehensive income for the year ended June 30, 2023, were $42.3 million and $5.4 million, respectively.

The pro forma revenue and net profit of the combined entity for the year ended June 30, 2023 as though the date for the merger had been as of the beginning of the reporting period amount to $42.6 million and $3.1 million, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Syngenta Seedcare Agreement

On September 12, 2022, we entered into a ten-year Exclusive Global Distribution Agreement with Syngenta Crop Protection AG (“Syngenta”), pursuant to which Syngenta will be the exclusive global distributor of certain of our biological solutions for seed care applications (the “Agreement”). Products included within the scope of the Agreement include nitrogen-fixing Rhizobia seed treatment solutions (inoculants), and other biological seed and soil treatment solutions. We have retained global rights for the use of products for HB4® crops; and, in the United States, Syngenta rights are non-exclusive for upstream applications. Pro Farm’s biological solutions are not included within the scope of the Agreement. On October 6, 2022, Syngenta made an upfront payment of $50 million as consideration under the Agreement. Concurrently with the Agreement, we entered into an R&D Collaboration Agreement and a Supply Agreement with Syngenta, which are discussed below.

The exclusive commercial collaboration is applicable for all countries, except for Argentina where both parties will continue to work under the existing framework. The Agreement is effective as of January 1, 2023, but its implementation was staggered as we continued distributing our products in certain countries during calendar year 2023. Syngenta will cover all operating expenses incurred in connection with marketing and sales in the exclusive territory.

In addition, concurrently with the Agreement, we entered into a Supply Agreement with Syngenta, whereby we act as the exclusive supplier of the products under the Agreement. The manufactured products will be purchased by Syngenta at a price equivalent to the production cost plus a profit margin, to be agreed upon by the parties in compliance with applicable laws. Consequently, for purposes of complying with transfer pricing regulations, the price to be paid will be a price equivalent to market conditions for an exclusive supply agreement and Syngenta will determine the resale price for end-customers.

Further, we entered into an R&D Collaboration Agreement that establishes a joint R&D program to accelerate the global development and registration of our products pipeline and new solutions for seed treatment, foliar and other applications. Except for “late development products” (as defined in the Agreement) which will be funded by us, funding of the R&D program will be shared between Syngenta and us, with Syngenta contributing up to 70% of the investment. The R&D Collaboration Agreement falls within the provisions of IFRS 11, as a joint operation agreement, based on the contractual rights and obligations of each party. We recognize our direct right to and share of any jointly held or incurred: assets, liabilities, revenues and expenses. The R&D activities relating to “late development products,” the cost of which will be funded by us, are within the scope of IFRS 15.

In accordance with IFRS 15, we have determined three performance obligations which are distinct from each other: (i) licensing of intellectual property rights; (ii) manufacturing; and (iii) R&D services. The license, the manufacturing and R&D services are not inputs to a combined item and they are separately identifiable. Syngenta can benefit from the license together with readily available resources other than the manufacturing and R&D services. The manufacturing process used to produce the products and R&D services are not unique or specialized and several other entities can also manufacture the product and provide the services to Syngenta.

(i) Licensing of biological intellectual property rights

We identified a right to use license of intellectual property rights, which relates to biological products, such as patents, inventions, information, data (including registration data), know-how, among others. The license granted has significant independent functionality and it is not expected that we will undertake activities that significantly affect the intellectual property to which Syngenta has rights, and Syngenta will benefit from such intellectual property rights, as available, from the effective date.

To determine the suitable method for estimating the standalone selling price of the license, we considered that the license has no observable price. Therefore, we determined that the residual approach should be applied as the standalone selling price for the license is highly uncertain. We have not yet licensed such rights to other third parties and have not yet established a price for such license. The residual approach involves estimating a standalone selling price for the remaining goods or services by deducting from the total transaction price the sum of the estimated or observable standalone selling prices of other goods and services in the contract. The standalone selling price for the license was estimated based on the residual approach given that the remaining good and services in the Agreement are sold at estimated or observable standalone selling prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Furthermore, the intellectual property license, pursuant to which we have assigned the right of use intellectual property rights, has a variable consideration component, which is calculated as 30% to 50% (depending on the years and territories) of the gross margin (calculated as revenue that Syngenta obtains from the commercialization of biological products, less the cost of sale of such biological products).

The transaction price includes fixed and variable consideration components. The fixed consideration amounts to $48.6 million (from the upfront fee mentioned above) and relates to the stand-alone selling price of the license, and the variable consideration corresponds to 30% to 50% of the gross profits from the sale of licensed products.

As a right-of-use license, revenue is recognized when Syngenta has the right to use and benefit from such license. The amount of the upfront fee calculated in consideration for the transfer of the promised license was recognized according to the relevant territories. $32.9 million was recognized as revenue in January 2023 relating to the countries where Syngenta may use the license for existing products, and $15.7 million related to the remaining territories was recognized as revenue in January 2024. We estimated the split based on gross margin projections for the products in the relevant territories.

For the variable consideration component, we will apply the exception for sales-based royalties. Sales-based royalties are recognized when the sale occurs. We use information periodically provided by Syngenta for our estimates.

(ii) Manufacturing

This performance obligation is satisfied at a point in time when control of the products is transferred to Syngenta. This performance obligation includes the right to use the commercial name of the products and is remunerated as part of the sale of such products. Syngenta may only use our trademark when selling our products pursuant to the Exclusive Global Distribution Agreement.

(iii) R&D Services

We recognize revenue by reference to the stage of completion of R&D services at the end of the reporting period that is determined by our staff and is previously agreed with Syngenta. The stage of completion for services is determined according to the execution of the performed tasks listed in the respective service work plan. Each service has a detailed technical work plan which lists all activities and tasks to be performed.

The Agreement has a “Clawback” clause, pursuant to which we shall pay a penalty to Syngenta, in the event of certain breaches or events. The termination events that would trigger the payment of a penalty are under our control as they relate to our unilateral decision to terminate the Exclusive Global Distribution Agreement or a decision to sell our biological products business. Considering that there is no past event that would trigger the recognition of a liability, and that such decisions are under our control, no accounting impact has been recognized for such clauses.

Natal Agro S.R.L.

On June 10, 2024, we acquired a controlling interest in Natal, an Argentine company that breeds and develops corn varieties. The interest acquired is represented by a total of 116,225 shares of AR$ 10 nominal value each, representing 51% of equity and voting interest.

The consideration for the acquisition was $0.22 million in cash and the commitment to carrying out, at our own expense, the regulatory activities for HB4 corn to obtain authorization for its commercialization in Argentina, and the regulatory activities for HB4 corn in Brazil, once the commercialization strategy of HB4 corn in Brazil has been defined by the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Fair value of the consideration of payment (amounts in thousands of dollars)

Cash payment	215
Regulatory activities	1,120
Total consideration	1,335

The consideration of payment was measured at fair value, which was calculated as the sum of cash paid and the acquisition‑date fair values of the regulatory services to be provided. The fair values measured were based on discounting future cash flow using market discount rates. The difference between fair value and nominal value of consideration will be recognized as finance cost over the period the consideration will be paid.

Assets acquired, liabilities assumed, and non-controlling interest recognized (amounts in thousands of dollars)

Net assets incorporated

Cash and cash equivalents	253
Other financial assets	74
Trade receivables	596
Other receivables	289
Income and minimum presumed recoverable income taxes	20
Inventories	4,031
Property, plant and equipment	817
Intangible assets	122
Right of use asset	169
Trade and other payables	(2,303)
Borrowings	(743)
Employee benefits and social security	(23)
Deferred revenue and advances from customers	(3)
Provisions for contingencies	(356)
Lease liabilities	(169)
Deferred tax liabilities	(501)
Total net assets identified	2,273

Non-controlling interest	(1,114)

Goodwill	176

Total consideration	1,335

Goodwill is not expected to be deductible for tax purposes.

Non-controlling interest was measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Due to the acquisition closing at the end of the fiscal year and time constraints, as of the date these financial statements were authorized for issuance, the fair value determination of the acquired assets, mainly intangibles, and assumed liabilities of Natal has not been finalized. The figures above are provisional and may be subject to measurement period adjustment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The amounts of revenue and profit or loss of the acquiree since the acquisition date included in the consolidated statement of comprehensive income for year ended June 30, 2024, were $0.75 million and $0.09 million, respectively. The revenue and profit or loss of the combined entity for year ended June 30, 2024 as though the acquisition date for the business combination had been as of the beginning of the annual reporting period amount to $3.05 million and $(0.26) million, respectively.

7.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1.  Cash and cash equivalents

	06/30/2024	06/30/2023
Cash at bank and on hand	44,473,270	48,129,194
	44,473,270	48,129,194

7.2.  Other financial assets

	06/30/2024	06/30/2023
Current
Restricted short-term deposits	—	212,703
US Treasury bills	1,993,668	9,163,298
Mutual funds	6,658,805	1,596,539
Shares of Moolec Science S.A.	1,530,375	—
Other investments	1,512,680	1,162,480
	11,695,528	12,135,020

	06/30/2024	06/30/2023
Non-current
Shares of Bioceres S.A.	444,473	444,635
Other investments	190,080	274
	634,553	444,909

7.3.  Trade receivables

	06/30/2024	06/30/2023
Current
Trade debtors	205,057,590	160,269,233
Allowance for impairment of trade debtors	(7,050,280)	(7,425,604)
Shareholders and other related parties (Note 17)	141,224	—
Allowance for credit notes to be issued	(2,905,624)	(3,694,019)
Trade debtors - Joint ventures and associates (Note 17)	782,142	865,627
Deferred checks	11,295,922	7,991,237
	207,320,974	158,006,474

The book value is reasonably approximate to the fair value given its short-term nature.

Variations in the allowance for uncollectible trade receivables are reported in Note 7.17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

7.4.  Other receivables

	06/30/2024	06/30/2023
Current
Taxes	5,019,659	6,113,764
Receivables for PP&E sales	—	156,423
Shareholders and other related parties (Note 17)	—	3,792,429
Other receivables - Joint ventures and associates (Note 17)	207,449	6,104,219
Prepayments to suppliers	10,242,075	10,956,831
Reimbursements over exports	—	10,558
Prepaid expenses and other receivables	1,594,152	1,302,221
Miscellaneous	1,235,337	388,553
	18,298,672	28,824,998

	06/30/2024	06/30/2023
Non-current
Taxes	752,045	873,699
Other receivables - Joint ventures and associates (Note 17)	15,495,543	—
Reimbursements over exports	1,461,038	1,290,227
Loans receivables	230,000	230,000
Miscellaneous	18,495	152,315
	17,957,121	2,546,241

The book value of financial instruments in this note is reasonable.

7.5.  Inventories

	06/30/2024	06/30/2023
Seeds	5,967,231	1,542,159
Resale products	53,788,333	58,544,931
Manufactured products	26,081,250	25,881,761
Goods in transit	5,618,540	3,620,606
Supplies	22,546,093	24,893,187
Agricultural products	15,015,884	28,436,830
Allowance for obsolescence	(3,087,563)	(2,492,499)
	125,929,768	140,426,975

Net of agricultural products	110,913,884	111,990,145

The roll-forward of allowance for obsolescence is in Note 7.17. Inventories recognized as an expense during the years ended June 30, 2024, 2023 and 2022 amounted to $255.6, $200.2 and $190.3 million, respectively. Those expenses were included in cost of sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

7.6.  Biological assets

Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	—	—	87,785	59,057	—	146,842
Initial recognition and changes in the fair value of biological assets at the point of harvest	(352,199)	(32,674)	231,526	106,605	996	(45,746)
Costs incurred during the year	1,423,732	792,235	220,679	73,452	137,680	2,647,778
Decrease due to harvest/disposals	(1,071,533)	(759,561)	(319,308)	(165,662)	(138,676)	(2,454,740)
Year ended June 30, 2024	—	—	220,682	73,452	—	294,134

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	—	—	44,413	12,900	—	57,313
Initial recognition and changes in the fair value of biological assets at the point of harvest	147,553	55,348	191,481	159,996	56,176	610,554
Costs incurred during the year	986,505	721,294	477,102	185,360	83,651	2,453,912
Decrease due to harvest/disposals	(1,134,058)	(776,642)	(625,211)	(299,199)	(139,827)	(2,974,937)
Year ended June 30, 2023	—	—	87,785	59,057	—	146,842

7.7.  Property, plant and equipment

Property, plant and equipment as of June 30, 2024 and 2023, included the following:

	Net		Additions					Net
	carrying		from	Reclassification			Foreign	carrying
	amount		business	from Investment		Depreciation	currency	amount
Class	06/30/2023	Additions	combination	properties	Disposals	of the year	translation	06/30/2024
Office equipment	263,892	235,900	2,242	—	—	(77,639)	(14,057)	410,338
Vehicles	2,032,853	904,798	173,190	—	(1,677)	(908,040)	(775)	2,200,349
Equipment and computer software	174,399	702,842	462	—	(8,184)	(333,521)	(28,529)	507,469
Fixtures and fittings	2,862,949	703,027	28,672	—	6,295	(812,810)	(1,663)	2,786,470
Machinery and equipment	14,463,756	5,459,571	1,084	—	(154,492)	(2,649,074)	(410,517)	16,710,328
Land and buildings	36,144,792	1,835,054	—	3,222,044	53,217	(982,165)	(595,040)	39,677,902
Buildings in progress	11,911,194	72,480	610,926	—	(106,421)	—	(207,757)	12,280,422
Total	67,853,835	9,913,672	816,576	3,222,044	(211,262)	(5,763,249)	(1,258,338)	74,573,278

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

	Net		Additions					Net
	carrying		from				Foreign	carrying
	amount		business		Depreciation		currency	amount
Class	06/30/2022	Additions	combination	Disposals	of the year	Revaluation	translation	06/30/2023
Office equipment	269,538	57,835	—	(520)	(67,711)	—	4,750	263,892
Vehicles	2,665,074	353,886	—	(20,260)	(959,879)	—	(5,968)	2,032,853
Equipment and computer software	231,676	90,055	12,469	(20,347)	(141,839)	—	2,385	174,399
Fixtures and fittings	3,546,919	47,444	5,379	—	(737,816)	—	1,023	2,862,949
Machinery and equipment	5,811,960	3,534,130	7,047,496	(21,637)	(1,988,931)	—	80,738	14,463,756
Land and buildings	34,240,384	4,100	4,750,136	—	(937,098)	(1,985,806)	73,076	36,144,792
Buildings in progress	3,142,774	7,198,309	1,285,092	—	—	—	285,019	11,911,194
Total	49,908,325	11,285,759	13,100,572	(62,764)	(4,833,274)	(1,985,806)	441,023	67,853,835

The depreciation charge is included in Notes 8.3 and 8.4.The Group has no commitments to purchase property, plant and equipment items.

A detail of restricted assets is provided in Note 20.

Revaluation of property, plant and equipment

The Group updates frequently their assessment of the fair value of its land and buildings taking into account the most recent independent valuations and market data. Last valuations were performed as of June 30, 2023. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 2 or 3 depending on the methodology used.

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

Class of property	06/30/2024	06/30/2023
Land and buildings	27,876,636	21,161,294

7.8.  Intangible assets

Intangible assets as of June 30, 2024 and 2023 included the following:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

	Net		Additions				Net
	carrying		from			Foreign	carrying
	amount		business	Transfers/	Amortization	currency	amount
Class	06/30/2023	Additions	combination	Disposals	of the year	translation	06/30/2024
Seed and integrated products
HB4 soy and breeding program	31,679,681	5,986,682	—	—	(2,091,992)	—	35,574,371
Integrated seed products	2,841,008	—	—	—	(191,559)	32,377	2,681,826
Crop nutrition
Microbiological products	37,295,460	—	—	7,610,115	(3,718,326)	—	41,187,249
Microbiological products in progress	12,213,341	5,869,084	—	(7,610,115)	—	(19,449)	10,452,861
Other intangible assets
Trademarks and patents	51,933,444	44,073	122,305	—	(4,071,453)	—	48,028,369
Trademarks and patents with indefinite useful lives	7,827,309	—	—	—	—	—	7,827,309
Software	1,638,519	585,313	—	276,128	(670,514)	(1,463)	1,827,983
Software in progress	349,171	507,685	—	(276,128)	—	—	580,728
Customer loyalty	23,006,023	—	—	—	(1,369,263)	—	21,636,760
RG/RS/OX Wheat in progress	5,000,000	—	—	—	—	—	5,000,000
Total	173,783,956	12,992,837	122,305	—	(12,113,107)	11,465	174,797,456

	Net		Additions				Net
	carrying		from			Foreign	carrying
	amount		business	Transfers/	Amortization	currency	amount
Class	06/30/2022	Additions	combination	Disposals	of the year	translation	06/30/2023
Seed and integrated products
HB4 soy and breeding program	29,802,534	3,587,337	—	—	(1,710,190)	—	31,679,681
Integrated seed products	3,137,158	—	—	—	(332,531)	36,381	2,841,008
Crop nutrition
Microbiological products	558,027	128,161	39,613,280	62,785	(3,073,154)	6,361	37,295,460
Microbiological products in progress	5,234,321	7,037,549	—	(62,785)	—	4,256	12,213,341
Other intangible assets
Trademarks and patents	439,732	49,748	55,420,441	—	(3,976,477)	—	51,933,444
Trademarks and patents with indefinite useful lives	7,827,309	—	—	—	—	—	7,827,309
Software	2,083,642	105,229	—	29,868	(582,064)	1,844	1,638,519
Software in progress	84,343	294,696	—	(29,868)	—	—	349,171
Customer loyalty	22,537,803	—	1,785,237	—	(1,317,017)	—	23,006,023
RG/RS/OX Wheat in progress	5,000,000	—	—	—	—	—	5,000,000
Total	76,704,869	11,202,720	96,818,958	—	(10,991,433)	48,842	173,783,956

The amortization charge is included in Notes 8.3 and 8.4.

There are no intangibles assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

7.9.  Goodwill

	06/30/2024	06/30/2023
Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A.	7,523,322	7,523,322
Pro farm Group, Inc.	76,089,749	76,089,749
Insumos Agroquímicos S.A.	470,090	470,090
Natal Agro S.R.L.	175,833	—
	112,339,265	112,163,432

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

Insuagro CGU. This CGU is composed of all revenues collected through Insuagro from the production and sale of proprietary and third-party products, in the domestic markets.

Pro Farm Group CGU. This CGU is composed of all revenues collected through Pro Farm from the production and sale of proprietary and third-party products, both in the domestic and international markets.

Natal Agro CGU. This CGU is composed of all revenues collected through Natal from the production and sale of proprietary and third - party products, both in the domestic and international markets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Management has made the estimates considering the cash flow projections projected by the management and third-party valuation reports on the assets, intangible assets and liabilities assumed. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The discount rate used ranges was 15.30% for Rizobacter, Bioceres Crops, Natal and Insuagro, and 9.9% for Pro Farm.

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

7.10.  Investment properties

	06/30/2024	06/30/2023

Investment properties	560,783	3,589,749
	560,783	3,589,749

The decrease for the year is attributed to the reclassification of an investment property to Property, Plant, and Equipment for operational use.

The book value of the investment property does not differ significantly from its fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

7.11.  Trade and other payables

	06/30/2024	06/30/2023
Trade creditors	108,307,192	104,211,238
Shareholders and other related parties (Note 17)	37,985	35,292
Trade creditors - Parent company (Note 17)	729,171	644,191
Trade creditors - Joint ventures and associates (Note 17)	52,888,732	41,402,594
Taxes	5,647,550	3,561,058
Miscellaneous	1,121,839	953,301
	168,732,469	150,807,674

The trade and other payables include debts with grain producers. These debts represent payment obligations contracted by purchase contracts, which give the producer the right to set the price at any time between the delivery date and a future date. Those debts that are not fixed at closing are valued at their fair value and debts with a price set by the producer at their amortized cost.

7.12.  Borrowings

	06/30/2024	06/30/2023
Current
Bank borrowings	91,816,134	61,303,952
Corporate bonds	42,035,925	35,547,510
Trust debt securities	2,895,139	7,296,506
Net loans payables- Parents companies and related parties to Parent (Note 17)	—	3,491,691
	136,747,198	107,639,659
Non-current
Bank borrowings	15,316,612	10,663,266
Corporate bonds	25,071,823	50,007,680
Trust debt securities	1,716,447	—
	42,104,882	60,670,946

The carrying value of some borrowings as of June 30, 2024 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	06/30/2024		06/30/2023
	Amortized		Amortized
	cost	Fair value	cost	Fair value
Current
Bank borrowings	91,816,134	90,406,055	61,303,952	57,209,155
Corporate Bonds	42,035,925	41,492,963	35,547,510	34,725,828

Non-current
Bank borrowings	15,316,612	10,490,347	10,663,266	10,374,646
Corporate Bonds	25,071,823	23,845,583	50,007,680	47,014,542

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

7.13.  Secured Notes

Secured Guaranteed Notes

The Secured Guaranteed Notes due 2026 mature 48 months after the issue date and bear interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date and 14.0% from 37 through 48 months after the issue date. Interest is payable semi-annually. The Secured Guaranteed Notes due 2026 have no conversion rights into our ordinary shares.

The carrying value the Secured Guaranteed Notes as of June 30, 2024 are measured at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $25.7 million.

Secured Convertible Guaranteed Notes

The Secured Guaranteed Convertible Notes were issued for a total principal amount of $55 million. The notes have a 4- year maturity and accrue interest at an annual interest rate of 9%, of which 5% is payable in cash and 4% in-kind. At any time up to maturity the note holders might opt to convert the outstanding principal amount into common shares of Bioceres at a strike price of $18 per share. The Company can repurchase the notes voluntarily 30 months after the issue date.

At inception, the fair value of the liability component of the Secured Convertible Guaranteed Notes was measured using a discount rate of 13.57%.

The carrying value the Secured Convertible Guaranteed Notes as of June 30, 2024 are measured at amortized cost. Its fair value based on discounted cash flows, using a fair interest rate, would amount to $53.4 million.

Under the terms of the Secured Convertible Guaranteed Notes, the Group is in compliance with covenants.

7.14.  Employee benefits and social security

	06/30/2024	06/30/2023

Salaries, accrued incentives, vacations and social security	7,192,492	9,388,639
Key management personnel (Note 17)	148,466	218,068
	7,340,958	9,606,707

7.15.  Deferred revenue and advances from customers

	06/30/2024	06/30/2023
Current
Advances from customers	3,335,740	9,216,032
Deferred revenue	587,400	15,659,630
	3,923,140	24,875,662
Non-current
Advances from customers	52,511	620,893
Deferred revenue	1,872,627	1,436,912
	1,925,138	2,057,805

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

7.16.  Provisions

	06/30/2024	06/30/2023
Provisions for contingencies	1,255,702	891,769
	1,255,702	891,769

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

7.17.  Changes in allowances and provisions

			Additions		Currency
			from business	Uses and	conversion
Item	06/30/2023	Additions	combination	reversals	difference	06/30/2024
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(7,425,604)	(753,428)	—	777,558	351,194	(7,050,280)
Allowance for obsolescence	(2,492,499)	(586,515)	—	69,582	(78,131)	(3,087,563)
Total deducted from assets	(9,918,103)	(1,339,943)	—	847,140	273,063	(10,137,843)

INCLUDED IN LIABILITIES
Provisions for contingencies	(891,769)	(367,126)	(355,898)	393,073	(33,982)	(1,255,702)
Total included in liabilities	(891,769)	(367,126)	(355,898)	393,073	(33,982)	(1,255,702)
Total	(10,809,872)	(1,707,069)	(355,898)	1,240,213	239,081	(11,393,545)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

			Additions		Currency
			from business	Uses and	conversion
Item	06/30/2022	Additions	combination	reversals	difference	06/30/2023
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(7,142,252)	(1,327,385)	—	1,797,648	(753,615)	(7,425,604)
Allowance for obsolescence	(1,104,750)	(1,066,777)	(531,232)	690,503	(480,243)	(2,492,499)
Total deducted from assets	(8,247,002)	(2,394,162)	(531,232)	2,488,151	(1,233,858)	(9,918,103)

INCLUDED IN LIABILITIES
Provisions for contingencies	(603,022)	(221,008)	(393,073)	—	325,334	(891,769)
Total included in liabilities	(603,022)	(221,008)	(393,073)	—	325,334	(891,769)
Total	(8,850,024)	(2,615,170)	(924,305)	2,488,151	(908,524)	(10,809,872)

8.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8.1.  Revenue from contracts with customers

	06/30/2024	06/30/2023	06/30/2022
Sale of goods and services	443,554,101	385,295,414	326,460,004
Royalties	986,602	1,247,567	1,995,584
Right of use licenses	20,287,845	32,903,458	—
	464,828,548	419,446,439	328,455,588

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 17.

8.2.  Cost of sales

Item	06/30/2024	06/30/2023	06/30/2022
Inventories as of the beginning of the year	111,990,145	78,759,610	39,052,925
Business combination	4,031,412	11,182,602	—
Purchases of the year	249,648,267	233,471,036	229,990,487
Production costs	24,672,636	23,227,844	15,756,739
Foreign currency translation	(1,206,764)	806,106	2,323,554
Subtotal	389,135,696	347,447,198	287,123,705
Inventories as of the end of the year (*)	(110,913,884)	(111,990,145)	(78,759,610)
Cost of sales	278,221,812	235,457,053	208,364,095

(*) Net of agricultural products.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

8.3.  R&D classified by nature

	Research	Research	Research
	and	and	and
	development	development	development
	expenses	expenses	expenses
Item	06/30/2024	06/30/2023	06/30/2022
Amortization of intangible assets	5,923,389	4,804,768	2,348,778
Analysis and storage	5,302	52,660	—
Commissions and royalties	—	16,257	57,662
Import and export expenses	—	855	—
Depreciation of property, plant and equipment	618,627	577,785	438,010
Freight and haulage	30,450	17,429	—
Employee benefits and social securities	4,727,340	4,530,533	1,787,163
Maintenance	314,721	452,449	87,707
Energy and fuel	8,101	111,481	59,170
Supplies and materials	2,256,748	2,924,994	1,533,211
Mobility and travel	205,572	243,865	140,179
Share-based incentives	510,162	136,754	48,934
Publicity and advertising	23,383	—	—
Professional fees and outsourced services	1,265,765	660,887	197,289
Professional fees related parties	256,877	542,551	180,901
Office supplies	688,969	93,623	4,254
Information technology expenses	29,013	31,356	5,325
Insurance	48,872	78,673	12,541
Depreciation of leased assets	—	68,321	36,426
Miscellaneous	269,750	74	9,910
Total	17,183,041	15,345,315	6,947,460

	06/30/2024	06/30/2023	06/30/2022
R&D capitalized (Note 7.8)	11,855,766	10,753,047	5,149,684
R&D profit and loss	17,183,041	15,345,315	6,947,460
Total	29,038,807	26,098,362	12,097,144

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

8.4.  Expenses classified by nature and function

		Selling, general
		and
		administrative	Total
Item	Production costs	expenses	06/30/2024
Amortization of intangible assets	239,545	5,950,173	6,189,718
Analysis and storage	598	160,133	160,731
Commissions and royalties	217,000	1,745,169	1,962,169
Import and export expenses	147,392	734,026	881,418
Depreciation of property, plant and equipment	3,018,014	2,126,608	5,144,622
Depreciation of leased assets	1,312,849	2,106,107	3,418,956
Impairment of receivables	—	753,428	753,428
Freight and haulage	927,910	11,831,050	12,758,960
Employee benefits and social securities	10,015,691	38,253,407	48,269,098
Maintenance	2,134,116	2,558,352	4,692,468
Energy and fuel	997,066	514,422	1,511,488
Supplies and materials	1,031,386	3,520,386	4,551,772
Mobility and travel	143,046	4,250,764	4,393,810
Publicity and advertising	233	4,985,955	4,986,188
Contingencies	66,682	300,444	367,126
Share-based incentives	1,111,919	12,512,804	13,624,723
Professional fees and outsourced services	1,960,315	8,759,807	10,720,122
Professional fees related parties	—	225,950	225,950
Office supplies and registrations fees	242,790	1,601,554	1,844,344
Insurance	199,109	2,117,158	2,316,267
Information technology expenses	35,526	3,692,227	3,727,753
Obsolescence	581,804	4,711	586,515
Taxes	285,791	14,184,503	14,470,294
Miscellaneous	3,854	801,772	805,626
Total	24,672,636	123,690,910	148,363,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2023
Amortization of intangible assets	173,032	6,013,633	6,186,665
Analysis and storage	4,496	700,671	705,167
Commissions and royalties	127,771	1,396,750	1,524,521
Import and export expenses	150,402	794,561	944,963
Depreciation of property, plant and equipment	2,161,236	2,094,253	4,255,489
Depreciation of leased assets	468,524	3,029,049	3,497,573
Impairment of receivables	—	1,327,385	1,327,385
Freight and haulage	2,427,296	9,645,962	12,073,258
Employee benefits and social securities	9,973,301	38,030,033	48,003,334
Maintenance	1,195,111	2,067,672	3,262,783
Energy and fuel	967,412	397,305	1,364,717
Supplies and materials	1,075,319	1,047,720	2,123,039
Mobility and travel	90,848	4,140,153	4,231,001
Publicity and advertising	2,528	5,668,569	5,671,097
Contingencies	—	221,008	221,008
Share-based incentives	—	3,278,354	3,278,354
Professional fees and outsourced services	2,629,567	13,498,757	16,128,324
Professional fees related parties	—	277,137	277,137
Office supplies and registrations fees	229,500	833,430	1,062,930
Insurance	230,388	3,006,387	3,236,775
Information technology expenses	11,556	3,087,945	3,099,501
Obsolescence	1,012,788	53,989	1,066,777
Taxes	255,227	11,533,391	11,788,618
Miscellaneous	41,542	858,633	900,175
Total	23,227,844	113,002,747	136,230,591

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2022
Amortization of intangible assets	177,782	1,634,832	1,812,614
Commissions and royalties	165,013	1,661,984	1,826,997
Import and export expenses	241,301	843,383	1,084,684
Depreciation of property, plant and equipment	1,243,606	2,087,389	3,330,995
Depreciation of leased assets	249,230	971,882	1,221,112
Impairment of receivables	—	1,598,042	1,598,042
Freight and haulage	931,592	9,528,553	10,460,145
Employee benefits and social securities	7,750,363	22,980,983	30,731,346
Maintenance	929,600	1,499,107	2,428,707
Energy and fuel	555,066	53,146	608,212
Supplies and materials	773,873	2,103,877	2,877,750
Mobility and travel	60,326	2,399,260	2,459,586
Publicity and advertising	—	4,840,864	4,840,864
Contingencies	—	292,732	292,732
Share-based incentives	—	1,381,811	1,381,811
Professional fees and outsourced services	1,483,627	7,792,707	9,276,334
Professional fees related parties	—	389,714	389,714
Office supplies and registrations fees	197,033	776,542	973,575
Insurance	99,001	1,620,959	1,719,960
Information technology expenses	1,002	1,863,134	1,864,136
Obsolescence	849,641	—	849,641
Taxes	47,296	10,671,564	10,718,860
Miscellaneous	1,387	491,347	492,734
Total	15,756,739	77,483,812	93,240,551

8.5.  Other income or expenses, net

	06/30/2024	06/30/2023	06/30/2022
Net result from commercialization of agricultural products	(3,560,703)	174,122	(5,536,561)
Reimbursements for exports	—	—	615,840
Expenses recovery	336,815	79,274	616,975
Others	693,006	831,496	1,023,526
	(2,530,882)	1,084,892	(3,280,220)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

8.6.  Finance results

	06/30/2024	06/30/2023	06/30/2022
Financial costs
Interest expenses with the Parent (Note 17)	(45,852)	(462,575)	(817,170)
Interest expenses	(24,078,901)	(20,767,168)	(14,135,820)
Financial commissions	(2,746,945)	(2,558,342)	(2,973,207)
	(26,871,698)	(23,788,085)	(17,926,197)

Other financial results
Exchange differences generated by assets	(15,750,105)	(20,410,188)	33,661,590
Exchange differences generated by liabilities	19,166,100	10,890,789	(46,154,598)
Changes in fair value of financial assets or liabilities and other financial results	(13,026,967)	(2,209,036)	2,966,135
Net gain of inflation effect on monetary items	1,697,345	438,502	1,646,774
	(7,913,627)	(11,289,933)	(7,880,099)

9.    TAXATION

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	06/30/2024	06/30/2023
Current assets
Income tax	655,691	9,444,898
	655,691	9,444,898
Non-current assets
Income tax	10,889	16,286
	10,889	16,286

	06/30/2024	06/30/2023
Liabilities
Income tax	4,825,271	509,034
	4,825,271	509,034

The roll forward of net deferred tax as of June 30, 2024 and 2023 is as follows:

	06/30/2024	06/30/2023
Beginning of the year deferred tax	(28,472,383)	(24,994,569)
Additions for business combination	(501,478)	(6,335,717)
Charge for the year	5,115,586	2,380,157
Charge to OCI	—	712,458
Conversion difference	(943,310)	(234,712)
Total net deferred tax	(24,801,585)	(28,472,383)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The roll forward of deferred tax assets and liabilities as of June 30, 2024 and 2023 are as follows:

		Additions	Income
	Balance	for business	tax	Conversion	Balance
Deferred tax assets	06/30/2023	combination	provision	difference	30/06/2024
Tax Loss-Carry Forward	16,701,783	—	5,655,758	(775,137)	21,582,404
Changes in fair value of financial assets or liabilities	3,107	—	—	(2,232)	875
Trade receivables	354,741	—	212,688	(130,077)	437,352
Allowances	796,606	—	(297,513)	(51,567)	447,526
Royalties	723,083	—	48,310	(6,502)	764,891
Others	4,210,435	765,384	(2,094,736)	(130,148)	2,750,935
Total deferred tax assets	22,789,755	765,384	3,524,507	(1,095,663)	25,983,983

		Additions	Income
	Balance	for business	tax	Conversion	Balance
Deferred tax liabilities	06/30/2023	combination	provision	difference	30/06/2024
Intangible assets	(28,798,967)	—	867,747	113,763	(27,817,457)
Property, plant and equipment depreciation	(13,620,151)	(211,136)	(784,369)	6,380	(14,609,276)
Inflation tax adjustment	(566,759)	—	386,486	17,358	(162,915)
Inventories	(5,979,778)	(940,231)	(640,394)	—	(7,560,403)
Others financial assets	(2,150,406)	—	1,690,100	—	(460,306)
Right-of-use leased asset	(120,440)	(115,495)	30,997	14,852	(190,086)
Others	(25,637)	—	40,512	—	14,875
Total deferred tax liabilities	(51,262,138)	(1,266,862)	1,591,079	152,353	(50,785,568)

Net deferred tax	(28,472,383)	(501,478)	5,115,586	(943,310)	(24,801,585)

		Additions	Income
	Balance	for business	tax	Charge	Conversion	Balance
Deferred tax assets	06/30/2022	combination	provision	to OCI	difference	30/06/2023
Tax Loss-Carry Forward	2,683,161	10,369,053	4,052,151	—	(402,582)	16,701,783
Changes in fair value of financial assets or liabilities	113,029	—	(108,217)	—	(1,705)	3,107
Trade receivables	91,604	—	70,748	—	192,389	354,741
Allowances	654,260	—	175,692	—	(33,346)	796,606
Royalties	525,057	—	200,979	—	(2,953)	723,083
Others	2,500,218	—	1,713,497	—	(3,280)	4,210,435
Total deferred tax assets	6,567,329	10,369,053	6,104,850	—	(251,477)	22,789,755

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

		Additions	Income
	Balance	for business	tax	Charge	Conversion	Balance
Deferred tax liabilities	06/30/2022	combination	provision	to OCI	difference	30/06/2023
Intangible assets	(13,664,699)	(16,601,120)	1,399,616	—	67,236	(28,798,967)
Property, plant and equipment depreciation	(14,190,560)	(103,650)	37,949	712,458	(76,348)	(13,620,151)
Inflation tax adjustment	(1,607,912)	—	1,015,276	—	25,877	(566,759)
Inventories	(1,538,310)	—	(4,441,468)	—	—	(5,979,778)
Government grants	(2,215)	—	2,215	—	—	—
Others financial assets	(402,390)	—	(1,748,016)	—	—	(2,150,406)
Right-of-use leased asset	(113,994)	—	(6,446)	—	—	(120,440)
Others	(41,818)	—	16,181	—	—	(25,637)
Total deferred tax liabilities	(31,561,898)	(16,704,770)	(3,724,693)	712,458	16,765	(51,262,138)

Net deferred tax	(24,994,569)	(6,335,717)	2,380,157	712,458	(234,712)	(28,472,383)

Principal statutory taxes rates in the countries where the Group operates for all of the years presented are:

	06/30/2024	06/30/2023	06/30/2022
Current tax expense	(8,894,201)	(1,311,505)	(19,004,370)
Deferred tax	5,115,586	2,380,157	1,031,836
Total	(3,778,615)	1,068,652	(17,972,534)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	06/30/2024	06/30/2023	06/30/2022
Earning before income tax-rate	10,035,271	19,105,947	14,063,630
Income tax expense by applying tax rate in force in the respective countries	(2,532,953)	1,331,544	(9,166,026)
Share of profit or loss of subsidiaries, joint ventures and associates	1,371,636	241,301	440,944
Stock options charge	(1,351,831)	(558,026)	(50,163)
Non-deductible expenses	(1,468,643)	(371,316)	(303,518)
Tax inflation adjustment	8,788,533	7,920,895	1,826,488
Result of inflation effect on monetary items and other finance results	(8,999,710)	(8,120,822)	(10,669,710)
Foreign investment coverage	—	—	510,487
Others	414,353	625,076	(561,036)
Income tax expenses	(3,778,615)	1,068,652	(17,972,534)

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows:

	Earning	Weighted
	before	average	Income tax
	income tax-	applicable tax	as of
Tax jurisdiction	rate	rate	June 30, 2024
Low or null taxation jurisdictions	9,431,930	0.0%	—
Profit-making entities	30,435,214	34.7%	(10,560,379)
Loss-making entities	(29,831,873)	26.9%	8,027,426
	10,035,271		(2,532,953)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

	Earning	Weighted
	before	average	Income tax
	income tax-	applicable tax	as of
Tax jurisdiction	rate	rate	June 30, 2023
Low or null taxation jurisdictions	29,696,082	0.0%	—
Profit-making entities	10,484,562	34.1%	(3,577,918)
Loss-making entities	(21,074,697)	23.3%	4,909,462
	19,105,947		1,331,544

	Earning	Weighted
	before	average	Income
	income tax-	applicable tax	tax as of
Tax jurisdiction	rate	rate	June 30, 2022
Low or null taxation jurisdictions	(10,954,972)	0.0%	—
Profit-making entities	33,448,696	34.7%	(11,591,173)
Loss-making entities	(8,430,094)	28.8%	2,425,147
	14,063,630		(9,166,026)

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2024 are as follows:

Fiscal year	Loss Carry forward	Tax-Loss Carry forward	Prescription	Tax jurisdiction
2020	268,445	67,926	2025	Argentina
2020	223,999	47,040	2040	United States of America
2021	490,645	145,190	2026	Argentina
2021	511,839	107,486	2041	United States of America
2022	450,151	121,717	2027	Argentina
2022	1,072,159	225,154	2042	United States of America
2023	899,709	261,473	2028	Argentina
2023	51,574,868	10,830,722	2043	United States of America
2023	3,598,124	1,223,362	2028	Brasil
2024	3,200,142	880,349	2029	Argentina
2024	21,898,887	4,598,766	2044	United States of America
2024	803,432	200,858	2034	France
2024	8,448,123	2,872,361	2029	Brasil
Total	93,440,523	21,582,404

The amount of tax losses for the fiscal year ended on June 30, 2024 is an estimate of the amount to be presented in the tax return.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

10.    EARNING PER SHARE

	06/30/2024	06/30/2023	06/30/2022
Numerator
Profit/ (Loss) for the year (basic EPS)	3,243,361	18,779,876	(7,199,618)
Profit/ (Loss) for the year (diluted EPS)	3,243,361	18,779,876	(7,199,618)
Denominator
Weighted average number of shares (basic EPS)	62,840,129	62,146,082	42,302,318
Weighted average number of shares (diluted EPS)	63,485,432	63,185,508	42,302,318

Basic profit/ (loss) attributable to ordinary equity holders of the parent	0.0516	0.3022	(0.1702)
Diluted profit/ (loss) attributable to ordinary equity holders of the parent	0.0511	0.2972	(0.1702)

For the year ended June 30, 2024 and 2023, diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and the convertible notes.

The stock options were included in the diluted EPS calculation for the year ended June 30, 2024 and 2023 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

Convertible notes outstanding were not included in the diluted EPS calculations for the year ended June 30, 2024 and 2023 because the interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

11.   INFORMATION ABOUT COMPONENTS OF EQUITY

Capital issued

As of June 30, 2024, we had, (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 62,848,483 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 3,927,176 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,258,016 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

Convertible notes

Convertibles notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column. See Note 7.13.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Non-controlling interests

The subsidiaries whose non-controlling interest is significant as of June 30, 2024 and 2023 is:

Name	06/30/2024	06/30/2023
Rizobacter Argentina S.A.	20%	20%
Insumos Agroquimicos S.A.	38.68%	38.68%

Below is a detail of the summarized financial information of Rizobacter and Insuagro, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

Rizobacter

Summary financial statements:

	06/30/2024	06/30/2023
Current assets	345,561,483	335,866,177
Non-current assets	98,157,355	89,038,654
Total assets	443,718,838	424,904,831

Current liabilities	258,332,709	232,082,379
Non-current liabilities	69,831,217	93,498,026
Total liabilities	328,163,926	325,580,405

Equity attributable to controlling interest	115,554,674	99,323,049
Equity attributable to non-controlling interest	238	1,377
Total equity	115,554,912	99,324,426

Total liabilities and equity	443,718,838	424,904,831

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss

	06/30/2024	06/30/2023	06/30/2022
Revenues	303,870,411	288,880,411	280,625,028
Initial recognition and changes in the fair value of biological assets at the point of harvest	(2,468,693)	(3,199,885)	3,973,780
Cost of sales	(194,869,433)	(178,970,954)	(176,497,573)
Gross margin	106,532,285	106,709,572	108,101,235

Research and development expenses	(3,341,318)	(3,851,144)	(3,190,439)
Selling, general and administrative expenses	(65,215,877)	(68,580,834)	(59,057,350)
Share of profit or loss of joint ventures and associates	716,168	222,364	611,989
Other income	(947,068)	361,639	113,378
Operating profit	37,744,190	34,861,597	46,578,813

Financial results	(14,275,961)	(25,356,667)	(12,668,145)
Profit before taxes	23,468,229	9,504,930	33,910,668

Income tax expense	(8,216,712)	(3,064,006)	(16,788,853)
Result for the year	15,251,517	6,440,924	17,121,815

Foreign exchange differences on translation of foreign operations	(1,495,976)	1,075,805	1,824,666
Revaluation of property, plant and equipment, net of tax	—	(1,435,739)	(5,308,610)
Total comprehensive result	13,755,541	6,080,990	13,637,871

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2024, 2023 and 2022.

Insuagro

Summary financial statements:

	06/30/2024	06/30/2023
Current assets	48,088,212	46,335,283
Non-current assets	5,253,148	2,056,730
Total assets	53,341,360	48,392,013

Current liabilities	45,049,873	39,442,599
Non-current liabilities	293,858	1,242,098
Total liabilities	45,343,731	40,684,697

Total equity	7,997,629	7,707,316

Total liabilities and equity	53,341,360	48,392,013

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss

	06/30/2024	06/30/2023	06/30/2022
Revenues	57,959,538	55,710,643	49,116,626
Cost of sales	(44,575,216)	(42,765,656)	(35,181,813)
Gross margin	13,384,322	12,944,987	13,934,813

Selling, general and administrative expenses	(9,360,140)	(7,931,425)	(7,894,444)
Other income or expenses, net	(9,723)	9,833	159,794
Operating profit	4,014,459	5,023,395	6,200,163

Financial results	(3,223,411)	(2,403,656)	(2,954,581)
Profit/(loss) before tax	791,048	2,619,739	3,245,582
Income tax	(85,586)	(1,053,372)	(1,421,973)
Profit/(loss) for the year	705,462	1,566,367	1,823,609

Exchange differences on translation of foreign operations	—	—	733,029
Revaluation of property, plant and equipment, net of tax	—	(31,610)	—
Total comprehensive result	705,462	1,534,757	2,556,638

12.    CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2024	06/30/2023	06/30/2022
Investment activities
Net assets acquisition by business combination	1,297,882	152,070,313	—
Investment in-kind in other related parties (Note 17)	2,409,244	1,163,384	1,580,556
Capitalization of interest on buildings in progress	124,098	74,710	—
Financed sale of property, plant and equipment	—	—	1,734,281
Reclasification from Investment properties to property, plant and equipment	—	3,589,749	—
Sale of Moolec Science S.A. equity investment	(900,000)	(133,079)	—
Non-monetary contributions in joint ventures and associates	—	—	3,000
	2,931,224	156,765,077	3,317,837

	06/30/2024	06/30/2023	06/30/2022
Financing activities
Capitalization of convertible notes (Note 7.13)	—	12,211,638	36,244,460
Purchase of own shares	—	(24,025,718)	—
Acquisition of non-controlling interest in subsidiaries	—	—	255,893
	—	(11,814,080)	36,500,353

The Group has incorporated the assets and liabilities from Natal Agro S.R.L. and Pro Farm Group Inc mentioned in Note 6.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2022	145,478,637	12,902,790	12,559,071	170,940,498
Proceeds	24,817,888	—	55,000,000	79,817,888
Payments	(13,596,339)	(3,148,617)	—	(16,744,956)
Conversion of Convertible Notes (Note 7.13)	—	—	(9,109,516)	(9,109,516)
Interest payment	(12,873,219)	—	(5,173,742)	(18,046,961)
Exchange differences, currency translation differences and other financial results	24,483,638	(4,760,917)	21,937,333	41,660,054
As of June 30, 2023	168,310,605	4,993,256	75,213,146	248,517,007

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2023	168,310,605	4,993,256	75,213,146	248,517,007
Proceeds	135,818,247	—	—	135,818,247
Payments	(109,702,266)	(2,912,171)	—	(112,614,437)
Financing for assets acquisitions	743,279	1,119,975	—	1,863,254
Interest payment	(20,552,108)	—	(4,172,328)	(24,724,436)
Exchange differences, currency translation differences and other financial results	4,234,323	4,117,445	9,768,868	18,120,636
As of June 30, 2024	178,852,080	7,318,505	80,809,686	266,980,271

13.    JOINT VENTURES AND ASSOCIATES

	06/30/2024	06/30/2023
Assets
Synertech Industrias S.A.	39,749,851	36,026,710
Alfalfa Technologies S.R.L.	36,502	36,502
Moolec Science S.A.	—	3,233,598
	39,786,353	39,296,810

	06/30/2024	06/30/2023
Liabilities
Trigall Genetics S.A.	296,455	622,823
	296,455	622,823

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Moole Science S.A. ownership was reclassified as a marked-to-market asset (NASDAQ:MLEC). As of June 30, 2024, we own 1,391,250 ordinary shares, representing less than 4% of the company’s equity.

Changes in joint ventures investments and affiliates:

	06/30/2024	06/30/2023
As of the beginning of the year	38,673,987	37,836,144
Revaluation of property, plant and equipment	—	(184,630)
Share-based incentives	65,470	3,825
Sale of equity investment - Indrasa Biotecnología S.A.	—	(133,079)
Sale of equity investment - Moolec Science S.A.	(900,000)	—
Reclassification of Moolec Sciense S.A.	(2,398,829)	—
Foreign currency translation	(238)	(46,901)
Share of profit or loss	4,049,508	1,198,628
As of the end of the year	39,489,898	38,673,987

Share of profit or loss of joint ventures and affiliates:

	06/30/2024	06/30/2023	06/30/2022
Trigall Genetics S.A.	326,368	103,703	670,065
Synertech Industrias S.A.	3,723,140	564,598	856,006
Moolec Science Limited	—	—	(383,447)
Moolec Science S.A.	—	467,714	—
Indrasa Biotecnología S.A.	—	62,613	1,794
	4,049,508	1,198,628	1,144,418

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

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Summarized financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in relation to the joint ventures is presented below:

	Trigall Genetics
Summarised balance sheet	06/30/2024	06/30/2023
Current assets
Cash and cash equivalents	450,687	39,085
Other current assets	6,429,065	4,824,095
Total current assets	6,879,752	4,863,180

Non-current assets
Intangible assests	17,122,954	15,943,633
Investments in joint ventures and associates	3,623,325	3,027,061
Total non-current assets	20,746,279	18,970,694

Current liabilities
Other current liabilities	1,832,719	2,696,046
Total current liabilities	1,832,719	2,696,046

Non-current liabilities
Financial liabilities	22,318,949	18,498,360
Other non- current liabilities	653,604	471,444
Total non-current liabilities	22,972,553	18,969,804
Net assets	2,820,759	2,168,024

	Trigall Genetics
Summarised statements of comprenhensive income	06/30/2024	06/30/2023	06/30/2022
Revenue	2,525,061	2,010,229	2,205,849
Finance income	—	—	—
Finance expense	(24,435)	(718,388)	(97,419)
Depreciation and amortization	(507,860)	(507,860)	(234,190)
Profit of the year	674,059	207,410	1,340,129
Other comprenhensive income	—	(17,156)	—
Total comprenhensive income	674,059	190,254	1,340,129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

	Synertech
Summarised balance sheet	06/30/2024	06/30/2023
Current assets
Cash and cash equivalents	3,086	745,758
Other current assets	55,960,505	49,857,184
Total current assets	55,963,591	50,602,942

Non-current assets
Property, plan and equipment	11,195,394	12,277,213
Other non- current assets	—	74,459
Total non-current assets	11,195,394	12,351,672

Current liabilities
Financial liabilities	19,015,285	18,747,463
Other current liabilities	8,595,232	11,501,222
Total current liabilities	27,610,517	30,248,685

Non-current liabilities
Other non- current liabilities	3,447,008	3,841,374
Total non-current liabilities	3,447,008	3,841,374
Net assets	36,101,460	28,864,555

	Synertech
Summarised statements of comprenhensive income	06/30/2024	06/30/2023	06/30/2022
Revenue	61,815,678	62,798,136	61,117,486
Finance income	5,608,329	633,741	7,019,720
Finance expense	(7,385,028)	(6,768,810)	(8,644,475)
Depreciation and amortization	(1,554,452)	(2,032,809)	(1,339,357)
(Loss)/Profit of the year	7,236,901	3,980,995	(2,429,401)
Other comprenhensive (loss)/income	—	(369,259)	(1,172,537)
Total comprenhensive (loss)/income	7,236,901	3,611,736	(3,601,938)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The following tables present information with respect to the Group’s reporting segments:

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2024	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	94,457,404	223,538,317	125,558,380	443,554,101
Royalties	986,602	—	—	986,602
Right of use licenses	1,000,000	—	19,287,845	20,287,845
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	(45,746)	—	—	(45,746)
Total	96,398,260	223,538,317	144,846,225	464,782,802

Cost of sales	(66,306,974)	(143,807,301)	(68,107,537)	(278,221,812)
Gross profit per segment	30,091,286	79,731,016	76,738,688	186,560,990
% Gross margin	31%	36%	53%	40%

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2023	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	55,360,397	205,685,451	124,249,566	385,295,414
Royalties	1,247,567	—	—	1,247,567
Right of use licenses	—	—	32,903,458	32,903,458
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	319,428	153,460	137,666	610,554
Total	56,927,392	205,838,911	157,290,690	420,056,993

Cost of sales	(31,012,687)	(137,529,299)	(66,915,067)	(235,457,053)
Gross profit per segment	25,914,705	68,309,612	90,375,623	184,599,940
% Gross margin	46%	33%	57%	44%

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2022	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	45,862,562	173,095,092	107,502,350	326,460,004
Royalties	1,995,584	—	—	1,995,584
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	3,672,192	1,171,749	1,544,089	6,388,030
Total	51,530,338	174,266,841	109,046,439	334,843,618

Cost of sales	(21,839,689)	(124,489,307)	(62,035,099)	(208,364,095)
Gross profit per segment	29,690,649	49,777,534	47,011,340	126,479,523
% Gross margin	58%	29%	43%	38%

As of the current period, changes in the net realizable value of agricultural products after harvest have been excluded from segment information since those results depend on market fluctuations which are beyond the Group’s operating control. The Group has recast the comparative figures accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Revenue by similar group of products or services

	06/30/2024	06/30/2023	06/30/2022
Seed and integrated products	96,398,260	56,607,964	47,858,146
Seed Treatments Packs	29,992,052	32,469,652	29,056,276
Seed & Royalties Payments	5,587,594	7,004,400	6,384,927
HB4 Program	60,818,614	17,133,912	12,416,943

Crop protection	227,212,278	205,685,451	173,095,092
Adjuvants	56,634,128	52,978,705	51,211,406
Seed CP Products and Services	34,877,911	26,080,587	26,478,873
Other CP Products and Services	106,766,415	94,123,984	95,404,813
Bioprotection	28,933,824	32,502,175	—

Crop nutrition	141,218,010	157,153,024	107,502,350
Inoculants & Biofertilizers	18,315,253	23,621,534	23,621,552
Micro-beaded Fertilizers	88,158,727	90,827,714	83,880,798
Biostimulants	15,456,185	9,800,318	—
Syngenta license agreement	19,287,845	32,903,458	—

Total revenues	464,828,548	419,446,439	328,455,588

Geographical information

	06/30/2024	06/30/2023	06/30/2022
Argentina	346,794,376	288,228,267	261,624,779
Brazil	24,175,116	23,690,028	33,049,005
LATAM	21,952,339	21,044,547	15,340,382
North America	27,370,220	30,372,912	5,086,007
EMEA	21,320,535	22,014,855	12,920,323
ROW	23,215,962	34,095,830	435,092
Total revenues	464,828,548	419,446,439	328,455,588

	06/30/2024	06/30/2023
Non-current assets
Argentina	137,325,749	124,612,208
Brazil	7,698,175	8,398,403
LATAM	1,162,654	1,064,290
North America	189,199,549	192,129,674
EMEA	44,141	61,526
ROW	26,279,731	27,535,122
Total non-current assets	361,709,999	353,801,223

Property, plant and equipment	74,573,278	67,853,835
Intangible assets	174,797,456	173,783,956
Goodwill	112,339,265	112,163,432
Total reportable assets	361,709,999	353,801,223
Total non-reportable assets	488,918,348	464,257,935
Total assets	850,628,347	818,059,158

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

As of the current period, geographical information is reported by main countries and regions. LATAM refers to Latin America countries, excluding Argentina and Brazil which are reported separately. North America includes United States of America and Canada. The EMEA region covers Europe, the Middle East and Africa. The Group has recast the comparative figures accordingly.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

On that basis, the loss allowance as of June 30, 2024 was determined as follows:

	Gross carrying
	amount-trade	Expected Loss	Loss
	receivables	rate	allowance
Current	127,382,407	0.43%	546,098
More than 15 days past due	41,161,452	0.13%	51,834
More than 30 days past due	14,956,204	0.14%	20,313
More than 60 days past due	4,662,049	0.10%	4,707
More than 90 days past due	5,117,416	0.31%	15,674
More than 120 days past due	803,189	0.63%	5,041
More than 180 days past due	6,013,438	24.66%	1,445,178
More than 365 days past due	4,961,435	100.00%	4,961,435
Total 06/30/2024	205,057,590		7,050,280

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

The following table sets out the contractual maturities of financial liabilities:

			Between one
	Up to 3	3 to 12	and three
As of June 30, 2024	months	months	years
Trade and other payables	107,801,065	60,931,404	—
Borrowings	73,706,045	63,041,153	42,104,882
Convertible notes	—	—	80,809,686
Leasing liabilities	738,561	2,384,217	8,161,359
Total	182,245,671	126,356,774	131,075,927

			Between one
	Up to 3	3 to 12	and three
As of June 30, 2023	months	months	years
Trade and other payables	60,086,911	71,780,831	3,048,515
Borrowings	29,650,553	78,835,499	62,825,777
Convertible notes	—	—	75,213,146
Leasing liabilities	616,448	1,748,504	9,660,548
Total	90,353,912	152,364,834	150,747,986

As of June 30, 2024, and 2023 the Group had no exposure to derivative liabilities.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of June 30, 2024:

Net foreign currency position	06/30/2024
Amount expressed in US$	(6,680,256)

Considering only this net currency exposure as of June 30, 2024 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the year ended June 30, 2024 would have resulted in a net pre-tax loss or gain of approximately $0.7 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

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

The Group’s debt composition is set out below.

	06/30/2024	06/30/2023
	Carrying	Carrying
	amount	amount
Fixed-rate instruments
Current financial liabilities	(140,060,223)	(108,610,785)
Non-current financial liabilities	(125,419,041)	(139,462,249)

Variable-rate instruments
Current financial liabilities	(1,501,007)	(443,973)

Holding all other variables constant, including levels of our external indebtedness, as of June 30, 2024 a one percentage point increase in floating interest rates would increase interest payable by less than $ 0.01 million.

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

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2024, and 2023.

Financial assets by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Cash and cash equivalents	44,473,270	48,129,194	—	—
Other financial assets	634,553	657,612	11,695,528	11,922,317
Trade receivables	207,320,974	158,006,474	—	—
Other receivables (*)	18,647,862	12,124,724	—	—
Total	271,076,659	218,918,004	11,695,528	11,922,317

(*) Advances expenses and tax balances are not included.

Financial liabilities by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	06/30/2024	06/30/2023	06/30/2024	06/30/2023
Trade and other payables	156,742,677	142,582,166	11,989,792	8,225,508
Borrowings	178,852,080	168,310,605	—	—
Secured notes	80,809,686	75,213,146	—	—
Lease liability	11,284,137	13,889,223	—	—
Consideration for acquisition	4,594,391	4,993,256	2,724,114	—
Total	432,282,971	404,988,396	14,713,906	8,225,508

Financial instruments measured at fair value

Fair value by hierarchy

According to the requirements of IFRS 7, the Group classifies each class of financial instrument valued at fair value into three levels, depending on the relevance of the judgment associated to the assumptions used for measuring the fair value.

Level 1 comprises financial assets and liabilities with fair values determined by reference to quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 comprises inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

Measurement at fair value at 06/30/2024	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	6,658,805	—	—
Moolec Science S.A. shares	1,530,375	—	—
Other investments	3,506,348	—	—
Financial liability at fair value
Trade and other payables	—	11,989,792	—
Consideration for acquisition	2,724,114	—	—

Measurement at fair value at 06/30/2023	Level 1	Level 2	Level 3
Financial assets at fair value
US Treasury bills	9,163,298	—	—
Mutual funds	1,596,539	—	—
Other investments	1,162,480	—	—
Financial liability at fair value
Trade and other payables	—	8,225,508	—

Estimation of fair value

The fair value of marketable securities, mutual funds, shares and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

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

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The lease liability was initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if it can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

The information about the right-of-use and liabilities related with lease assets is as follows:

Right-of-use leased asset	06/30/2024	06/30/2023
Book value at the beginning of the year	21,163,192	15,828,032
Additions of the year	2,585,223	3,154,950
Additions from business combination	168,988	3,005,000
Disposals	(1,284,975)	(1,839,921)
Exchange differences	(1,652,831)	1,015,131
Book value at the end of the year	20,979,597	21,163,192

Depreciation	06/30/2024	06/30/2023
Book value at the beginning of the year	7,226,617	3,684,006
Depreciation of the year	3,418,956	3,565,894
Disposals	(1,092,167)	(171,870)
Exchange differences	(175,561)	148,587
Accumulated depreciation at the end of the year	9,377,845	7,226,617
Total	11,601,752	13,936,575

Lease liability	06/30/2024	06/30/2023
Book value at the beginning of the year	13,889,223	11,751,284
Additions of the year	2,585,223	3,154,950
Additions from business combination	168,988	3,245,000
Interest expenses, exchange differences and inflation effects	(480,189)	(406,494)
Payments of the year	(4,879,108)	(3,855,517)
Total	11,284,137	13,889,223

Lease Liabilities	06/30/2024	06/30/2023
Non-current	8,161,359	10,030,524
Current	3,122,778	3,858,699
Total	11,284,137	13,889,223

	06/30/2024	06/30/2023
Machinery and equipment	3,655,741	3,655,741
Vehicles	1,272,071	1,475,581
Equipment and computer software	1,130,541	903,306
Land and buildings	14,921,244	15,128,564
	20,979,597	21,163,192
(1)	The incremental borrowing rate used was 2.78% in dollars and 12.74% in reais.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

17.  SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2024, 2023 and 2022, the transactions between the Group and related parties, are as follows:

		Value of transactions for the year ended
Party	Transaction type	06/30/2024	06/30/2023	06/30/2022
Joint ventures and associates	Sales and services	32,036,547	27,945,312	25,585,104
Joint ventures and associates	Purchases of goods and services	(61,946,096)	(60,847,857)	(62,876,997)
Joint ventures and associates	Equity contributions	—	—	3,000
Key management personnel	Salaries, social security benefits and other benefits	(10,209,376)	(5,002,881)	(4,042,348)
Shareholders and other related parties	Sales of goods and services	2,911,723	6,381,641	844,587
Shareholders and other related parties	Purchases of goods and services	(1,998,349)	(2,249,940)	(2,904,956)
Shareholders and other related parties	In-kind contributions	2,409,244	1,163,384	1,580,556
Shareholders and other related parties	Net loans granted	—	—	421,691
Shareholders and other related parties	Interest expenses	—	5,753	42,813
Parent company and related parties to Parent (Note 8.6)	Interest expenses	(45,852)	(462,575)	(817,170)
Total		(36,842,159)	(33,067,163)	(42,163,720)

The related balances owed by and to them as of June 30, 2024 and 2023 are as follows:

		Amounts receivable from related parties
Party	Transaction type	06/30/2024	06/30/2023
Shareholders and other related parties	Trade debtors	141,224	—
Shareholders and other related parties	Other receivables	—	3,792,429
Joint ventures and associates	Trade debtors	782,142	865,627
Joint ventures and associates	Other receivables	15,702,992	6,104,219
Total		16,626,358	10,762,275

		Amounts payable to related parties
Party	Transaction type	06/30/2024	06/30/2023
Parent company and related parties to Parent	Trade creditors	(729,171)	(644,191)
Parent company and related parties to Parent	Net loans payables	—	(3,491,691)
Key management personnel	Salaries, social security benefits and other benefits	(148,466)	(218,068)
Shareholders and other related parties	Trade and other payables	(37,985)	(35,292)
Joint ventures and associates	Trade creditors	(52,888,732)	(41,402,594)
Total		(53,804,354)	(45,791,836)

18.  KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2024, 2023 and 2022.

	06/30/2024	06/30/2023	06/30/2022
Salaries, social security and other benefits	2,092,122	1,587,773	2,611,603
Share-based incentives	8,117,254	3,415,108	1,430,745
Total	10,209,376	5,002,881	4,042,348

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

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

19.  SHARE-BASED PAYMENT

2023 Omnibus Equity Incentive Plan

On May 12, 2023, the board of directors of the Company approved the 2023 Omnibus Equity Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. In addition to introducing new incentive plans, it comprehensively amends and restates in entirety (i) the Employee Stock Purchase Plan, (ii) the Equity Compensation Plan, (iii) the Stand Alone Stock Option Grant, and (iv) the Employee Stock Option Plan.

-Employee Stock Purchase Plan (“ESPP”): incentive plan for eligible employees with no stock compensation to purchase ordinary shares of the Company up to a maximum of 15% percent of such employee’s monthly compensation. The number of ordinary shares subject to the ESPP shall be 200,000 ordinary shares. The purchase price will be equal to 85% of the lower of the closing price of the Company’s ordinary shares on the first business day and the last business day of the relevant offering period. As of the date of these consolidated financial statements the ESSP is not yet implemented.
-Equity Compensation Plan: annual incentive plan based on certain financial and operational targets defined by the Board of Directors upon approval of the annual budget.
-Stand Alone Stock Option Grant: plan granted up to 1,200,000 underlying ordinary shares. The options have an exercise price of $4.55 and expire on October 31, 2029. Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.
-Employee Stock Option Plan: plan granted up to 100,000 underlying ordinary shares to certain key employees. The options have an exercise price of $5.55 and expire on October 23, 2030. Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.
-Past Share Option plan: immediately vested options with a strike price between $11.93 and $13.24.
-Base Share Option plan: to vest and become exercisable in equal installments on June 30, 2023, June 30, 2024, and June 30, 2025, with a strike price between $10.47 and $10.79.
-Performance Share Option plan: to vest and become exercisable if the Group’s fiscal year 2025 EBITDA reaches at least US$120 million, at 0% of the award, and linearly thereafter up to 100% of the awarded options when reaching at least US$150 million. These options have also a strike price of between $10.47 and $10.79.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

The fair value of the stock options at the grant date was estimated using the "Black-Scholes" model, considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

	Stand Alone		Employee		Past Share		Base Share		Performance
	Stock Option		Stock Option		Option		Option		Share
Factor	Grant		Plan		plan		plan		Option plan
Weighted average fair value of shares	$5.42		$13.98		$11.45		$10.80		$10.79
Weighted average exercise price	$4.55		$5.55		$12.48		$10.52		$10.52
Weighted average expected volatility	29.69%		42.18%		48.73%		54.73%		54.73%
Dividend rate	0%		0%		0%		0%		0%
Weighted average risk-free interest rate	1.66%		1.17%		4.40%		4.47%		4.47%
Weighted average expected life	9.89	years	9.22	years	4.89	years	2.97	year	2.97	year
Weighted average fair value of stock options at measurement date	$2.47		$10.10		$5.01		$4.46		$4.45

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimated that nearly 100% of the share options will be exercised, based on historical trends of executive retention and option exercise behavior. This estimate is reviewed at the end of each annual or interim period.

2013 Stock Incentive Plan

As part of the merger described in Note 6, we have assumed the outstanding “2013 Stock Incentive Plan” from Pro Farm Group. On the merger date the total equity awards outstanding was converted consistent with the terms of the merger agreement into an aggregate of 1,191,362 option and or restricted stock units which was fully registered with the Securities and Exchange Commission on July 26, 2022. All equity awards retained their original granted terms. The company has not granted any additional awards under this plan during the year.

The Company’s fair value of the grants was estimated utilizing a Black Scholes option pricing model based on the following range of assumptions which have determined consistent with the Company’s historical methodology for such assumptions:

July 12, 2022
Exercise price	$7.16 - 204.66
Expected life (years)	0.03 - 9.83
Estimated volatility factor	34.9% - 44.4%
Risk-free interest rate	0.0%
Expected dividend yield	—

The following table shows the evolution of stock option and weighted average exercise price for the years ended June 30, 2024 and 2023:

	06/30/2024		06/30/2023
		W.A.		W.A.
	Number of	Exercise	Number of	Exercise
	options	price	options	price
At the beginning of the year	1,791,000	15.79	1,047,801	4.63
Assumed for business combination	—	—	1,046,774	25.65
Granted during the year	5,631,894	10.55	—	—
Cancelled or expired during the year	(570)	10.07	(36,244)	8.46
Exercised during the year	(76,529)	10.73	(267,331)	11.86
Effective at the end of the year	7,345,795	11.83	1,791,000	15.79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024 and 2023 and for the years ended June 30, 2024, 2023 and 2022

(Amounts in US$, except otherwise indicated)

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

21.EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to June 30, 2024, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.