Form 20-F
period 2025-06-30
Bioceres Crop Solutions Corp.
filed 2025-11-10
CIK 1769484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

63,228,239 ordinary shares were issued and outstanding as of June 30, 2025.

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

Financial statement information

The consolidated statements of comprehensive income data for Bioceres for the years ended June 30, 2025, 2024 and 2023 and the consolidated statements of financial position data as of June 30, 2025 and 2024 are derived from our audited consolidated financial statements appearing elsewhere in this report. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (the “IASB”).

Our presentation currency is U.S. dollars.

We have applied the following standards and amendments for the first time for our annual reporting period commencing July 1, 2024:

●	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback.
●	Amendments to IAS1 - Non-current liabilities with covenants.
●	Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures.
●	Amendment to IAS 7 and IFRS 7 - Supplier Financing

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “project,” “contemplate,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar terms or expressions. The statements we make regarding the following matters are forward-looking by their nature:

●	the impact of armed conflict in Israel and Gaza, in addition to the Ukraine, and any possible escalation of such conflicts or contagion to neighboring countries or regions, as well as the impact of tariffs, trade barriers and other restrictions imposed on global trade;
●	our beliefs with respect to the agricultural industry and related markets, including production levels, consolidation trends, and market opportunity;
●	our financial position, our need to raise additional capital and to obtain additional capital on acceptable terms, or at all, raises substantial doubt about our ability to continue as a going concern;
●	the potential dilution of existing shareholders’ ownership percentage resulting from the possible future conversion of Convertible Secured Guaranteed Notes;
●	our plans and expectations regarding growth in our business, expansion to new markets, diversification of our product portfolio and strategic acquisitions and partnerships;
●	our ability to integrate new products, technologies, and employee teams after any strategic acquisition;
●	our ability to develop, commercialize and register biotechnology products and crop productivity technologies;
●	our ability to maintain our joint venture agreements with our current partners;
●	our ability to maintain a competitive position in our markets;
●	our ability to protect our intellectual property;
●	the success of the HB4® technology that we license are contingent on obtaining regulatory approvals in certain jurisdictions, the ongoing viability of our licensing arrangements (which are subject to termination provisions), and the successful transition from direct seed sales to a licensing-based model;
●	our or our collaborators’ ability to develop commercial products that incorporate our licensed seed traits and complete the regulatory approval process for such products;
●	our expectations regarding the commercial value of our key products in yield and abiotic stress and biotic stress;
●	our expectations regarding regulatory approval of products developed or licensed by us, our joint ventures and third-party collaborators;
●	our ability to adapt to continuous technological change in our industry;
●	our ability to effectively manage sales and marketing teams and distribution networks;
●	our expectations regarding revenues and sales, including potential growth in sales, changes to sales mix and expectations regarding seasonality and the impact of weather-related conditions;

●	our plans and expectations with regarding to manufacturing and production;
●	our expectations that products containing our licensed seed traits will be commercialized and we will earn royalties from the sales of such products;
●	our expectations regarding the future growth of the global agricultural, agricultural biotechnology, biological-based chemical and agro-industrial biotechnology markets;
●	our ability to develop and exploit a proprietary channel for the sale of our licensed biotechnology products, as well as our proprietary products;
●	our compliance with laws and regulations that impact our business and changes to such laws and regulations;
●	our ability to assemble, store, integrate and analyze significant amounts of public and proprietary data;
●	our ability to maintain our licensing arrangements for the third-party products that we commercialize;
●	our plans and expectations relating to our debt agreements;
●	our ability to influence customer perception of biological agricultural products;
●	our beliefs regarding our environmental, social, and governance leadership;
●	our belief regarding our access to capital resources through equity offerings, debt financings, strategic collaborations or other means;
●	our expectations with respect to our future expenditures, available cash and other financial and operating results;
●	our anticipated impact of certain accounting pronouncements;
●	our expectations regarding market risk, including interest rate changes, foreign currency fluctuations and commodity price changes;
●	our ability to respond to health epidemics and other outbreaks, including responses by governmental bodies or regulators;
●	the outcome of any known and unknown litigation and regulatory proceedings; and
●	various other factors, including without limitation those described under “Item 3. Key Information – D. Risk Factors.”

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

Risks Related to our Business and Strategy

We are subject to the following risks in respect of our business and our strategy:

●	we may not have sufficient cash flow to service our indebtedness, including the payment of interest and principal in respect of the recently amended Convertible Notes and Non-Convertible Notes;
●	we will need additional capital, and any inability to obtain such additional capital and on acceptable terms may limit our ability to execute our business plan and our ability to develop and expand our operations;
●	we may not be successful in developing marketable or commercial technologies;
●	difficulty in obtaining timely necessary regulatory approvals for the business and the commercialization of our products currently under development could affect our ability to sell our products in certain jurisdictions;
●	our HB4® seed business is dependent on the success of a technology that we license, which is currently subject to termination provisions, and on our transition from direct seed sales to a licensing-based model;
●	limited number of prospective collaborators in our market;
●	our joint venture agreements or any partnerships that we may enter into in the future may not be successful, and we or our collaborators may fail to perform our respective contractual obligations, which could result in disputes;
●	we may experience difficulties in collecting payments or royalties which could have an adverse impact on our business;
●	difficulties implementing our inorganic growth strategy and integrating the operations of recently acquired and future businesses, which could adversely affect our results of operations and our ability to service our debt obligations;
●	we may not realize the benefits of future businesses or products we acquire or strategic alliances we form, which could have a material adverse effect on our business, financial conditions, earnings and prospects;
●	acquisitions may not be successful in achieving intended benefits, cost savings and synergies and may disrupt current operations;
●	our indebtedness could adversely affect our financial condition;
●	inability to attract and retain qualified scientific and business personnel, which could adversely affect our business;
●	requirements of being a public company may strain our resources and distract our management;
●	dependence on our key personnel and research collaborators, and we may be adversely affected if we are unable to attract and retain qualified scientific and business personnel; at present we do not have a Chief Financial Officer;
●	we may be unable to prevent our competitors from benefiting from the expertise of our former employees;
●	global economic conditions, including as a result of the armed conflict in Israel and Gaza, the war in the Ukraine, and the impact of tariffs, trade barriers and other restrictions imposed on global trade, particularly those imposed between the United States and other countries and jurisdictions, which could adversely affect our business;

●	ultimate impact on our results and operations of global pandemic and measures adopted by the governments of the countries in which we operate in response to global pandemics;
●	the seasonal nature of crops and factors beyond our control could cause our sales and operating results to fluctuate significantly;
●	circumstances beyond our control may affect our crop productivity and our results of operations;
●	certain estimates of market opportunity included in this report are based on assumptions that are inherently uncertain and subject to risks and uncertainties that could have a material adverse effect on our business;
●	opposition to genetically modified (“GM”) crops may negatively impact our public image and reduce the demand for our seeds and products containing licensed seed traits;
●	competition in crop productivity products is intense and requires continuous technological development which could affect our business, results of operations and financial condition;
●	changes in laws and regulations may materially increase our costs of operation, decrease our operating revenue and disrupt our business;
●	price increases and shortages of raw materials could adversely affect our results of operations;
●	exposure to market risks from commodity prices volatility;
●	we may be required to pay substantial damages as a result of uninsured product liability claims;
●	our operations are subject to various health and environmental risks associated with our use, handling and disposal of potentially toxic materials, which could result in fines, liability, reputation harm or otherwise adverse effects on our business;
●	development and commercialization of our products may incur scrutiny under the Convention on Biological Diversity Treaty
●	obtaining required future financing or obtaining it on favorable terms which could force us to delay, reduce or the terminate of some of our activities;
●	our failure to accurately forecast and/or manage inventory could result in unexpected shortfalls or surplus of products;
●	reliance on third parties to grow our seeds which could negatively impact our business;
●	IT disruptions or failures in our operating system can affect our reputation and business;
●	computer system failures, cyber-attacks or a deficiency in our cybersecurity could adversely affect our business and operations;
●	labor union disputes may arise which may be time consuming and distracting to our management;
●	non-compliance with anti-corruption and anti-money laundering laws can subject us to criminal and civil liability;
●	recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations;
●	taxation in the Cayman Islands which would negatively affect our results; and
●	our “foreign private issuer” status under the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and our adherence of certain home country corporate governance practices in lieu of Nasdaq Global Market requirements.

Risks Related to our Intellectual Property

We are subject to the following risks in respect of our intellectual property rights:

●	our agreements may not adequately prevent disclosure of proprietary information, which could lead to a loss of competitive advantage and negatively impact our technology and business operations;
●	failure to protect our intellectual property rights throughout the world may result in the loss of proprietary information and competitive advantage globally;
●	changes in Argentine and U.S. patent law could diminish the value of patents and impair our ability to protect our product candidates;
●	potential litigation relating to third party intellectual property rights infringement could prevent us from using certain technologies and products;
●	technological developments or challenges by competitors could affect the relevance of our technology and products or infringe on our intellectual property; and
●	requirement to pay royalties to employees who develop inventions commercialized by us may increase our operational costs.

Risks Related to Operating in Latin America

We are subject to the following risks in respect of our operations in Latin America:

●	adverse economic or political conditions, including considerable economic uncertainty may impact our business, financial condition, and results;
●	significant government influence over the economies of the countries in which we operate could negatively impact our operational flexibility and profitability;
●	fluctuations in currency exchange rates may affect our financial results and cash flows;
●	currency of a hyperinflationary economy requires that we apply inflationary adjustments to our Argentine subsidiaries’ financial statements, which may affect our financial reporting and distort actual performance measurements;
●	inflation in Argentina and government intervention controls can affect our operating margins and limit financial maneuverability;
●	limited access of the Argentine government and the private sector to the international capital markets may restrict our ability to raise funds abroad;
●	decline in the global prices of Latin America’s main commodity exports could negatively affect our revenue and profitability;
●	special protections for employees in the private sector could increase our labor costs;
●	taxation relating to disposition or sale of our ordinary shares in Argentina could reduce the net proceeds from such transactions, affecting shareholder value;
●	taxation relating to the payment of the In-Kind Consideration under the Rizobacter Call Option in Argentina;
●	exchange controls and restrictions limit access to the FX Market (as defined below) to make payments and distributions from our Argentine subsidiaries;
●	mandatory repatriation of export receivables may limit our financial flexibility and expose us to currency risks; and

●	changes in Argentine tax laws could adversely impact the results of our operations.

Risks Relating to our Ordinary Shares

Our shareholders are subject to the following risks:

●	our share repurchase program is funded by our existing cash reserves, which may lead to a reduction of liquidity;
●	compliance with listing standards of Nasdaq cannot be assured, which may result in restrictions on our listing and trading volume;
●	sales of substantial number of our ordinary shares in the public market by our shareholders, which could adversely affect the market price of our ordinary shares;
●	the conversion of Convertible Secured Guaranteed Notes may result in dilution of the existing ownership percentage of our shareholders;
●	transition from our status as a “controlled company”, as defined by Nasdaq rules, which may require additional disclosure obligations, unless an exemption applies;
●	fluctuation in the price of our securities may create uncertainty in our trading markets;
●	publicity and market recommendations may decrease the price and trading volume of our ordinary shares;
●	difficulty faced by public shareholders in protecting their interests through the U.S. Federal courts, which may pose risks to shareholder rights;
●	our status as a foreign private issuer may pose additional risks and less regulatory protection for our shareholders in comparison to domestic issuers;
●	our history of no cash dividends payments on our ordinary shares; and
●	the issuance of additional securities in the future which may result in dilution to our shareholders.

Risks Related to our Business and Strategy

We may face challenges in servicing our indebtedness, including the recently amended Convertible Notes and Non-Convertible Notes.

Our ability to satisfy scheduled payments of principal and interest, as well as to refinance our indebtedness, remains subject to our future financial performance, which is influenced by a number of factors that are beyond our control, including prevailing economic, market and competitive conditions. The recent amendments to our secured guaranteed notes, effective from June 18, 2025, have further shaped our debt profile. Pursuant to these amendments, the aggregate principal amount of our Convertible Notes has increased to $67,868,227, bearing interest at an annual rate of 15% (of which 5% is payable in cash and 10% may be paid in kind), and the maturity has been extended to August 31, 2027. The Non-Convertible Notes have also been amended to an aggregate principal amount of $29,081,233, with an annual interest rate of 19% (14% payable in cash, 5% in kind), and require scheduled monthly amortization.

A portion of the interest on both the Convertible and Non-Convertible Notes is payable in kind, resulting in capitalization of these amounts and potentially increasing the total balance due at maturity or upon early redemption. Should we elect or become required to pay accumulated principal and interest in cash and lack sufficient liquidity, we would need to access additional financing. However, we cannot assure that we would have sufficient financial resources or will be able to arrange financing on acceptable terms, or at all.

Holders of the Convertible Notes can require us to repurchase their notes for cash if a change of control, as defined in the documents, occurs. Early voluntary repayment is more restrictive under the amendments, with prepayment penalties of 5% if paid by August 31, 2025, 7% if paid during September 2025, or the Equity Option Fee if paid after October 1, 2025. Fulfilling these obligations relies both on our liquidity position and on avoiding restrictions in our current and future financing agreements. Failure to make timely payments or effect mandatory repurchases, including as a result of any limitations placed on us by financial covenants (such as the revised Consolidated Total Net Leverage Ratio and Interest Coverage Ratio), could trigger events of default under the Notes. This, in turn, could precipitate cross-defaults under our other material indebtedness and permit our creditors to enforce their security interests over pledged collateral, with significant adverse impacts on our business and operations.

We may breach financial covenants associated with our debt obligations, which could result in acceleration of repayment and materially adversely affect our liquidity, financial condition, and ability to fund operations. As of June 30, 2025, we breached certain financial covenants associated with the Notes, which resulted in our inability to demonstrate an unconditional right to defer settlement of the liability for at least twelve months. As a result, US$102.3 million from the Notes were reclassified as a current liability as of June 30, 2025. Future breaches of financial covenants could result in our lenders declaring defaults, accelerating repayment obligations, and restricting our access to additional financing. Such events could materially adversely affect our liquidity, financial condition, and ability to fund our operations. See Note 7.13 to our audited consolidated financial statements included elsewhere in this report.

In summary, our leverage and the nature of the amended Notes pose ongoing risks to our liquidity, capital resources, and financial flexibility. Prospective investors should carefully consider these risks in light of the company’s increased debt burden and more demanding repayment profile under the amended Note Purchase Agreements.

We will need additional capital, and any inability to obtain such additional capital and on acceptable terms may limit our ability to execute our business plan and our ability to develop and expand our operations.

Additional financing may not be available to us in sufficient amounts, on satisfactory terms, or at all. Our ability to raise additional capital could be significantly affected by general market conditions, the market price of our ordinary shares, our financial condition, uncertainty regarding the future commercial success of our current and future products or services, regulatory developments, the status and scope of our intellectual property, any ongoing litigation, our compliance with applicable laws and regulations, and other factors.

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

Our financial statements for the year ended June 30, 2025, state that there is substantial doubt about our ability to continue as a going concern. If we are unable to continue as a going concern, we may be required to liquidate our assets and could receive less than their carrying value as reflected in our financial statements. As a result, investors may lose all or part of their investment.

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

Further, our business is generally subject to two types of regulations: (i) those that apply to our operations and (ii) those that apply to products containing or based on our technology. We are responsible for applying for and maintaining the regulatory approvals necessary for our operations, particularly those covering our field trials, bio-safety evaluations and feed and food tests. Under the terms of our joint venture agreements, we and our joint venture partners are jointly responsible for obtaining and maintaining the regulatory approvals necessary for the commercialization of products that contain our licensed seed traits and other technologies in the various relevant markets. Regulatory and legislative requirements affect the development, production and sale of our products, including the testing, commercialization and planting of seeds containing our biotechnology licensed seed traits. Failure to receive such approvals or non-compliance with the applicable regulatory regime could adversely impact on our operations and business strategy. Additionally, we may face difficulties in obtaining regulatory approvals in jurisdictions in which we have not previously operated or in which we have limited experience.

Our activities in principal jurisdictions are subject to complex regulatory frameworks, which may be administered and enforced by multiple authorities. In Argentina, regulatory oversight extends to biosafety, food and feed safety, and seed registration, implemented through various national agencies. Furthermore, economic considerations also play a role in the approval process.

In the United States, crop protection, plant health, and plant nutrition products are regulated by both federal and state entities. Prior approval is typically required before commercializing new products or formulations, and further conditions may be imposed following initial registration. Regulatory procedures and requirements are subject to change and may result in additional compliance obligations.

In most major markets where we operate, including Argentina and the United States, regulatory approval is generally necessary before genetically modified or similarly regulated products can be imported or commercialized. The regulatory environment in these jurisdictions is dynamic and may affect future business operations and timelines.

When products containing our licensed seed traits or other technologies advance to large-scale field trials, biosafety evaluations, or commercial approval stages, our ability, or that of our joint ventures and collaborators, to obtain the necessary regulatory approvals is uncertain. If such approvals are not obtained, or are significantly delayed, for example, due to negative public perception, legal actions by consumer groups, heightened regulatory standards, or unfamiliarity with the applicable regulatory framework, such products may not be commercialized. Any failure or delay in obtaining approvals could adversely affect our business, financial condition, and results of operations.

Our HB4 business is dependent on a licensed technology currently subject to termination provisions and on our transition from direct seed sales to a licensing-based model.

Many of our biotechnology licensed seed products currently under development incorporate HB4 technology, a drought-tolerant technology, which we lease from Bioceres Group Limited (formerly known as Bioceres Group PLC). The licenses Bioceres Group Limited has granted to us for HB4 soy and HB4 wheat are exclusive worldwide, pursuant to the amendment of our license agreement, dated May 16, 2025, which extended the exclusivity of the HB4 wheat licenses. If such licensing agreement is declared unenforceable or invalid, we could lose access to one of our principal technologies and could become involved in costly or time-consuming legal disputes. Furthermore, the technology licensed to us by Bioceres Group Limited could become obsolete or uneconomical due to technological advances or entirely different approaches developed by one or more of our competitors. This scenario could prevent or limit our ability to generate revenues from the commercialization of our licensed seed traits and technology.

Further, we are party to a license agreement, entered by us, BCS Holding Inc., and Bioceres Group Limited, dated March 4, 2022, which contains termination provisions related to change of control. On May 16, 2025, we entered into an amendment to such license agreement, pursuant to which the HB4 wheat licenses became exclusive on a worldwide basis. On June 16, 2025, a change of control occurred with respect to Bioceres Group Limited, and as a consequence, either party now has the right to terminate such license agreement. If such license agreement is terminated, we could lose the right to use the licensed HB4 technologies governed by the agreement. This loss could materially and adversely affect our operations, financial condition, and business prospects. In addition, losing these rights may limit our ability to commercialize certain products or services and could require us to incur significant costs to obtain alternative licenses or to develop or acquire substitute technology.

Additionally, during the year ended June 30, 2025, we implemented a major restructuring of our seed business. As part of this process, we discontinued the commercialization of HB4 wheat and soybean seeds under our own branded channel and transitioned to a licensing-based model for the HB4 trait. This transition fundamentally changed our approach to the HB4 program, moving from direct participation in seed sales toward a trait-licensing model. With our transition to a licensing-based business model, we expect direct sales of biotech seeds containing HB4 to become less relevant to our future revenues. Accordingly, our growth prospects and financial performance will be significantly influenced by our ability to successfully commercialize licenses and sublicenses for HB4 technology, and our ability to attract and retain third-party licensees who will develop, produce, and commercialize HB4 seeds. If these efforts are unsuccessful, our business, financial condition, and results of operations could be materially and adversely affected.

We have limited control over the commercial strategies, production quality, and market performance of these third parties. If our licensees fail to successfully commercialize HB4 seeds, experience financial difficulties, or prioritize competing technologies, our royalty revenues could be materially reduced. The licensing model may result in lower or more volatile revenues compared to direct seed sales. We may also face challenges in licensee management, royalty tracking, and compliance monitoring. If we are unable to successfully execute this business model transition, our business, financial condition, and results of operations could be materially and adversely affected.

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

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we acquired 80% of Rizobacter’s capital stock, which we hold through our subsidiary RASA Holding. Of our total interest in Rizobacter, 29% of the shares we hold are subject to an injunction that affects 44% of the total share capital of Rizobacter. In addition, the injunction also requires that 30% of the dividends distributed on such shares be paid into a judicially created escrow account. Such injunction relates to litigation among historical shareholders of Rizobacter arising from a disputed transfer of shares that occurred in 1995. Although the Argentine Supreme Court ruled against certain of the litigating historical shareholders, such shareholders subsequently pursued other legal recourse—including the injunction and non-innovative measure (medida de no innovar)—to further dispute the original transfer of shares. The non-innovative measure was overturned by an Argentine court of appeals on April 17, 2018.

We acquired our controlling stake in Rizobacter subject to the injunction and associated ongoing litigation. Should the court rule against the free transferability of the affected shares, we will be obligated to return certain shares, thereby reducing our equity interest in Rizobacter. Given the Argentine Supreme Court’s finding that the 1995 share transfer was valid, it is likely or probable that our subsidiary, RASA Holding may be obligated to pay a contingent purchase price of US$17.3 million.

Our indebtedness could adversely affect our financial condition.

As of June 30, 2025, our total indebtedness was US$260.2 million, of which US$222.0 million matures in the fiscal year ending June 30, 2026. Further, as of June 30, 2025, US$102.3 million aggregate principal amount of our Notes was classified as a current liability. This classification reflects our breach of certain financial covenants under the terms of the Notes, which resulted in our inability to demonstrate an unconditional right to defer settlement of the liability for at least twelve months. As a result, the Notes were reclassified as a current liability as of June 30, 2025. See Note 7.13 to our audited consolidated financial statements included elsewhere in this annual report. We may incur additional indebtedness in the future. Our indebtedness could have important adverse consequences, including:

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

We are required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and regulatory requirements is time-consuming, resulting in increased costs for us or other adverse consequences.

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

We depend on our key personnel and research collaborators, and we may be adversely affected if we are unable to attract and retain qualified scientific and business personnel; at present we do not have a Chief Financial Officer.

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

Nevertheless, we currently do not have an acting Chief Financial Officer. The lack of a permanent Chief Financial Officer may hinder our remediation efforts and/or may lead to additional weaknesses and deficiencies, and it could also have a negative impact on the company’s ability to timely file any required reports with the SEC. We are currently engaged in a search for a new Chief Financial Officer but can make no assurance that we will find a suitable one in a timely manner.

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

We do not enter into non-compete agreements with all of our employees, which prevents us from limiting our key employees from joining our competitors or competing directly against us. As a result, we may be unable to prevent our competitors from benefiting from the expertise of such employees. Direct competition by a former employee could adversely affect our business, results of operations and ability to capitalize on our proprietary information.

Adverse changes in global economic conditions, including as a result of the armed conflict in Israel and Palestine, the war in Ukraine and the impact of tariffs, trade barriers, and other restrictions on global trade, particularly those imposed between the United States and other countries and jurisdictions, may negatively affect our industry, business, and results of operations.

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

Moreover, on January 20, 2025, as Donald Trump took office for his second term as President of the U.S., the Trump administration marked a shift in U.S. trade policies, with the enactment of new tariffs on imports from around 90 countries, including most countries in Latin America. These changes, along with potential retaliatory responses, create uncertainty for global trade dynamics. Although Argentina and some other Latin American countries currently face relatively lower tariffs, Argentine exports to the United States are subject to a 10% tariff, except steel and aluminum which are subject to a 50% tariff since June 4, 2025. Increasing trade barriers and tariffs between major economies may negatively impact Argentina’s export sector and broader economy, heightening risks for companies with exposure to international markets. These trade policy developments could also influence macroeconomic stability and the global economy, which could adversely impact our costs, our investments, the demand and price of our products and the products of our customers or adversely affect the valuation of our securities in international markets.

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

Consumer and government resistance to GM crops may negatively affect our public image and reduce sales of products containing our licensed seed traits. In addition, Bioceres S.A., from whom we license HB4 technology, is party to a legal proceeding in Argentina, which if decided unfavorably would adversely affect our ability to sell HB4 products in Argentina.

The successful commercialization of our seed traits depends, in part, on public acceptance of genetically engineered agricultural products. Some consumers may reject foods made from GM seeds and production of certain GM crops is prohibited in certain countries. Any increase in negative perceptions of GM crops, or more restrictive government regulations in response thereto, could have a negative effect on our business and may delay or impair the development and commercialization of some of our products.

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

The prohibition of the production of certain GM crops in certain countries and the current resistance from consumer groups to GM crops not only limits our access to such markets but also has the potential of spreading to and influencing the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology. For example, in the United States, no product may be labelled as “organic” if it contains any genetically modified organism (GMO). Additionally, as of 2022, the National Bioengineered Food Disclosure Standard requires that food manufacturers, importers and certain retailers label foods that are bioengineered or contain bioengineered ingredients. Such labelling may carry a negative connotation for consumers and could make it difficult and expensive to commercialize products containing GM ingredients, which could negatively impact the sales of our licensed GM seeds and our overall business, financial condition, and operational results.

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

GM crops are grown principally in the United States, Brazil and Argentina, where there are fewer restrictions on the production of GM crops. If these or other countries where GM crops are grown or where we engage in business activities enact laws or regulations that ban the production of such crops or make regulations more stringent, we could experience a longer product development cycle for our products and may be forced to abandon projects related to certain crops or geographies, both of which would negatively affect our business and results of operations. Public attitudes towards ownership of genetic material and potential changes to laws regulating such ownership could weaken our intellectual property rights over our genetic material and discourage R&D partners from supporting, developing or commercializing our products and technologies.

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

Any of these events could have a material adverse effect on our business, results of operations and financial condition. As of the date hereof, we believe that we are in substantial compliance with applicable regulations in Argentina and other countries in which we operate relating to GM crops. However, if such regulations change, our validation trials and compliance efforts may become more costly and burdensome, which could adversely affect our ability to develop and commercialize our products.

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

In addition, we may face product liability and similar claims involving cross-pollination of crops, which has affected other companies in our industry operating in the United States, and cross-contamination of GMO and non-GMO ingredients. Product liability claims against us, our joint ventures or third-party licensees selling products that contain our licensed seed traits or technology or product liability allegations relating to seeds or other products developed by us could damage our reputation, harm our relationships with our collaborators and other counterparties and materially and adversely affect our business, results of operations, financial condition and prospects.

Our operations are subject to various health and environmental risks associated with our use, handling, storage and disposal of potentially toxic materials.

We are subject to numerous and varied environmental, health and safety laws and regulations at the federal, state, local and foreign levels, including those governing laboratory procedures, the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes, the discharge of pollutants into the environment and matters relating to human health and safety. As part of our technology sourcing and product development activities, we develop GMOs by introducing new genes into the genomes of certain plants and bacteria. Although our intention is to improve specific plant traits, we cannot always predict the effect that these genetic modifications may have on the organism. In some cases, genetic modifications may render the organism poisonous or toxic or may give rise to other characteristics that could prove dangerous to the organism’s surrounding environment.

There is a risk that, in the context of laboratory, greenhouse, industrial or field testing, GMO seeds or strains may escape containment and contaminate nearby areas. Poisonous, toxic or otherwise harmful organisms may therefore be inadvertently introduced into the environment or potentially enter the food production system, with the possibility of harming people and animals who encounter them. Our crop protection products, which include Rizoderma, adjuvants, therapies, fungicides and insecticides, bear similar risks during the development stage. The occurrence of any such events could expose us to liabilities, damage our reputation, and materially and adversely affect our business, financial condition and results of operations.

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

Our failure to accurately forecast and/or manage biological inventory could result in an unexpected shortfall or surplus of products which could harm our biological business.

We are required to produce inventories of certain of our products (mainly biologicals) and we monitor our inventory levels based on our own projections of future demand. Because of the significant time it takes to produce commercial quantities of seeds, production decisions must be made well in advance of sales. An inaccurate forecast of demand for any seed variety can result in the unavailability of seeds in high demand. Such unavailability may depress sales volumes and adversely affect customer relationships. Conversely, an inaccurate forecast could also result in an over-supply of seeds which may increase costs, negatively impact cash flow, reduce the quality of inventory and ultimately result in inventory write-offs, which could have a material adverse effect on our business, results of operations and financial condition.

Additionally, any damage to or destruction of inventory—whether from natural disasters, accidents, or other unexpected events—may significantly impair our ability to supply products on a timely basis. While we seek to maintain sufficient inventory levels to mitigate potential supply interruptions, unforeseen losses could disrupt our operations and negatively affect our customer relationships and reputation, resulting in adverse impacts on our business, results of operations and financial condition.

We rely on third parties to grow seeds with HB4 Technology.

We rely on third-party licensees for the production and commercialization of seeds with our HB4 technology. If these partners fail to produce seeds of sufficient quality, in adequate quantities, or within required timeframes, or if production or commercialization processes are disrupted, our business and financial results could suffer due to delays, reduced market penetration, and lost revenue opportunities.

As we rely on partners to market and sell HB4-incorporated products, there is a risk that they may not do so effectively, potentially resulting in lower royalty revenues and harming the reputation of our technology. Our limited control and visibility over their sales and marketing strategies increases the complexity of revenue forecasting and operational planning. Partners may prioritize their own technologies, limit HB4’s market reach, or inaccurately report sales, leading to disputed royalties, unpredictable income streams, and possible litigation.

Additionally, our HB4 technology might be used to develop products that compete directly with our offerings, further impacting future royalties. The synthetic biology industry is highly competitive and rapid technological advances or patent expirations may reduce the value or marketability of HB4. Despite contractual safeguards, these risks may not always be fully mitigated, and our long-term objective of generating substantial royalty revenues may not be achieved. If so, our revenues may depend more on research and development fees and milestone payments, rather than a stable royalty stream. The occurrence of any of these risks could adversely affect our business, financial condition, and results of operations.

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

The Cayman Islands, together with several other non-E.U. jurisdictions, have legislation aimed at addressing concerns raised by the Council of the E.U. as to offshore structures engaged in certain activities, which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Cooperation (Economic Substance) Act, as revised (the “Substance Act”), came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities, which are engaged in certain “relevant activities”. As we are a Cayman Islands company, our compliance obligations include filing annual notifications, which need to state whether we are carrying out any relevant activities and whether we are claiming an exemption from the obligations to meet the economic substance tests to the extent required under the Substance Act (the “substance test”). If we are carrying out such relevant activities, or we are claiming such an exemption, we are further required to file annually a report as to whether we have satisfied the substance test or the basis on which we are claiming such exemption.

We may become subject to taxation in the Cayman Islands which would negatively affect our results.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of the shares, debentures or other obligations we have or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our members or a payment of principal or interest or other sums due under a debenture or other obligation we have. If we were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be materially and adversely affected. See the section titled “Material Cayman Islands Income Tax Considerations.”]

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

On March 6, 2022, Russia issued a decree permitting the use of certain patents without compensation or license for inventions, industrial designs, and utility models originating in “unfriendly” countries, which include the United States. We currently hold eight patents granted by the Russian Federation—RU 2,580,105; 2,588,161; 2,549,697; 2,577,970; 2,707,045; 2,755,723; 2,802,940 (HB4 3.0 – soy); and 2,833,866 (HB4 3.0 – wheat)—which, following the March 6, 2022, decree, may no longer receive effective intellectual property protection. In addition, three filings/publications remain active: PF-0002-RU (Soluble fertilizer formulation and method for use thereof — Active filed), PF-0001-RU-CON1 (Composition of soluble fertilizer and method of its application — Active published), and WOX-0277-RU-PA (Plants with reduced lipase 1 activity — Active filed). If third parties, including the majority owners of the third-party manufacturing plant in Vyborg, Russia, use our patents and create versions of our products, we would likely have limited to no recourse and would not receive any compensation for any unauthorized use.

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

In Argentina, legislation in respect of breeders’ rights includes a concept of a “farmer’s privilege,” which allows growers to use seeds obtained from their own harvests to be replanted on their own farm. According to the National Seed Institute of Argentina (Instituto Nacional de Semillas), the reserves of seeds kept for personal use has grown significantly in recent years, which may increase the likelihood that growers illegally claiming the privilege may use GM seeds into the market without paying royalties owed to us. During recent years, certain sectors of the Argentine agricultural industry have been requesting that the Argentine plant variety protection (“PVP”) Law No. 20,247 be amended. In parallel, the seed industry has promoted “Siembra Evolución,” a voluntary initiative aimed at fostering greater recognition of intellectual property rights and encouraging royalty collection through private contracts with growers. While these efforts may improve compliance, the legal uncertainty surrounding farmers’ rights and the enforceability of royalty collection mechanisms in Argentina could materially and adversely affect our ability to capture value from our GM seed technologies.

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

In September 2016, the Argentine Patent Office issued Argentine Regulation 56/16, under which the Argentine Patent Office may partially waive the substantive examination; provided that a patent has been granted abroad for the same invention by a foreign patent office carrying out substantive examination in a country whose patent law has the same substantive requirements as Argentine law. This can result in prosecution times that are substantially shorter, and similar to those of the fastest jurisdictions. However, the patent office has applied this regulation to biotech cases only when the granted equivalent is directed to matter that is not affected by the guidelines. Furthermore, the claims of the granted equivalent must be amended so as to comply with the requirements of Regulation 283/15.

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

Risks Related to Operating in Latin America

A major portion of our operations and/or development activities are based in Latin America. As of June 30, 2025, approximately 82% of our consolidated sales of goods and services were attributable to our Latin American operations. In particular, fluctuations in the economy of Latin America and actions adopted by the governments of Latin American countries have had and may continue to have a significant impact on our subsidiaries operating in those countries.

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

Further, in recent years, Argentina has confronted significant market volatility, including numerous periods of low growth or stagnation, inflationary pressures, including the depreciation of the Argentine Peso, evidenced by significantly higher fuel, energy, and food prices, among other factors. Additionally, in the past, the Argentine government increased its direct intervention in the economy, for example, through the regulation of market conditions, expropriations or nationalizations and price controls. High levels of inflation in Argentina, as well as government intervention in the economy, could adversely affect our business.

According to data published by the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”), the Consumer Price Index (“CPI”) increased 117% in August 2024, 211% in 2023, 94.8% in 2022 and 50.9% in 2021. In 2025, the CPI increase fell to a 19.5% rise from January through August and to a 33.6% year-on-year increase. Nevertheless, if inflation returns to the percentages reached on previous years or continue to rise towards a hyperinflation, Argentina’s economy will continue to be negatively impacted, and our results of operations could be materially adversely affected.

On November 19, 2023, general presidential elections took place in Argentina, and a new coalition, La Libertad Avanza, led by Javier Milei, took office on December 10, 2023, with a principal mandate of curbing inflation and re-aligning macroeconomic variables.

On December 20, 2023, Emergency Decree 70/2023 entitled “Bases for the Reconstruction of the Argentine Economy” (“Decree 70/2023”) was published in the Official Gazette, repealing and amending several laws to stabilize Argentina’s economy through spending cuts, devaluing the Argentine Peso and temporarily increasing import taxes and export taxes. The most relevant measures contained in the Decree 70/2023 included the declaration of public emergency in economic, financial, fiscal, administrative, social security, tariff, health and social matters until December 31, 2025, as well as measures ranging from the repeal of regulations on housing lease contracts, supply of basic necessities, commercialization of mass consumption products, to the modification of the corporate form of companies in which the State has a stake. Moreover, Decree 70/2023 contains 44 sections by means of which changes in the labor regulations in force are ordered. With respect to the latter, different precautionary measures, contained in actions for injunctive relief, have recently been admitted in order to temporarily suspend the effects of Decree 70/2023. All these precautionary measures, filed mainly by labor unions and different workers’ unions, have been appealed by the Government of Javier Milei. Currently, it is not possible to confirm what the outcome of these measures filed against Decree 70/2023 will be. In addition, Decree 70/2023 is still subject to a subsequent legislative control established in section 99, paragraph 3, of the National Constitution and in Law 26,122. According to the provisions of the latter, Decree 70/2023 will remain in force until it is rejected by both Chambers of Congress. On March 14, 2024, after failing to comply with the deadlines stipulated by Law 26,122 for the Permanent Bicameral Commission to consider Decree 70/2023, the Senate of the Nation opened special sessions in which it voted for the rejection of Decree 70/2023. Now, Decree 70/2023 awaits its treatment in the Chamber of Deputies of the Nation; in case the Chamber of Deputies votes for its rejection, it would lose its effectiveness.

Furthermore, on December 27, 2023, the Administration of President Javier Milei submitted to Congress an extensive bill entitled “Law of Bases and Starting Points for the Freedom of Argentines” (the “Bases Law”). Among the many issues dealt with in the draft of the Bases Law is a broad declaration of emergency and the delegation of legislative powers to the executive branch. In addition, the draft of the Bases Law proposed a general program of deregulation of commerce, services and industry throughout the national territory, as well as the privatization of companies under State control, such as the national airlines (Aerolineas Argentinas), the national train company (Trenes Argentinos), the national postal service (Correo Argentino) and companies engaged in strategic services such as banking, energy, water, among others. After six months of legislative work, on June 27, 2024, the Chamber of Deputies of the National Congress approved the final text of the Bases Law, finally passing the Bases Law.

On the same date, the National Congress approved Law No. 27,743 on tax measures, including a moratorium and tax amnesty regimes and amendments to the Personal Assets Tax, Income Tax, and Special Regime for Small Taxpayers, among others (“Tax Package”). The aim of this Tax Package is, among others, to achieve the voluntary payment of taxes by taxpayers and responsible parties, who, if they join the regime, will obtain different benefits according to the type of adhesion and the type of debt they have.

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

The social, political and economic impact of the reforms and measures announced and implemented to the date of this annual report by the Argentine government, such as the ambitious deregulation plan implemented and continue to be implemented through Decree 70/2023 and the Bases Law, the consequences of such law and the Tax Package and the impact of future reforms, measures and policies that may be proposed by the Milei administration remain uncertain, and could adversely affect the Argentine economy or our business, financial condition or results of operations.

In Brazil, the economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Since the pandemic-induced decline of 3.2% in 2020, Brazil’s GDP increased 4.7% in 2021, 3.0% in 2022, 2.9% in 2023, 3.4% in 2024, with an expectation of 1.9% growth in 2025. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crisis have affected the confidence of investors and the general public. As a result, Brazil continues to face uncertainty related to the future developments in policies and whether and when such policies and regulations may be implemented.

Negative current economic conditions in these markets could have an adverse effect on our financial condition and results of operations.

Latin American governments have exercised, and continue to exercise, significant influence over the economies of the countries in which we operate, which could adversely affect our business, financial condition, results of operations and prospects.

Historically, governments in Latin America have frequently intervened in the economies of their respective countries and have occasionally made significant changes in policy and regulations. Governmental actions to control inflation and other policies and regulations have often involved, among others, price controls, currency devaluations, capital controls and tariffs. Our business, financial condition, results of operations and prospects may be adversely affected by the changes in government policies or regulations of Latin American governments in which we operate, including:

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

In addition, between 2006 and 2012, the Argentine government conducted expropriations including mainly utilities or companies in strategic sectors of public interest, like Aguas y Saneamientos S.A. in 2006, Aerolíneas Argentinas S.A. in 2008 and YPF S.A. in 2012. In an unprecedented case in 2020, the government unsuccessfully attempted the expropriation of a company fully involved in the private sector with no public interest, like Vicentín S.A., which is the fourth largest grain exporter in Argentina, and, in addition, was undergoing a restructuring under reorganization proceedings. However, the government desisted due to generalized massive spontaneous protests and opposition from opposing political parties and the legal and financial community. In September 2014, the Argentine Congress enacted Law No. 26,991 which amended the Supply Law No. 20,680 (Ley de Abastecimiento) that enabled the Argentine government to intervene in certain markets when it considered that any party to such market was trying to impose prices or supply restrictions in such market. The law granted broad powers to the relevant enforcing agency including to order the sale, production, distribution and/or delivery of basic needs goods throughout the country in case of a shortage of supply. Nonetheless, the Supply Law was one of the rules related to price and inflation control policies that were repealed by Decree 70/2023 and Resolution 51/2024 issued by the Secretary of Commerce (“Resolution 51/2024”), together with Law No. 27,545, Law No. 26,992, and several other rules and laws that hindered commercial relations between citizens and promoted an interventionist role of the Argentine government.

Given that a significant portion of our assets is located in Argentina, we are subject to political uncertainties, including expropriation or nationalization of our business or assets, or subject to renegotiation or annulment of existing contracts and other similar risks. Despite the present Administration’s rather liberal approach, intervention in the economy by the Argentine government could be reintroduced in the future, the occurrence of which may adversely affect Argentina’s economy and, in turn, our business, results of operations and financial condition. We cannot assure investors that these or other measures that may be adopted by the Argentine government in the future, such as nationalizations, forced renegotiations or modifications of existing contracts, new tax policies, price fixing, regulations and reforms affecting foreign trade and investments, will not have a material adverse effect on the Argentine economy and, consequently, will not adversely affect our business, results of operations and financial condition.

Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates relative to the U.S. dollar in the countries in which we operate.

Most of our operations are based in Latin America and, accordingly, a significant portion of our costs are incurred in local currencies, while our revenues are primarily denominated in or influenced by U.S. dollars. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. Therefore, fluctuations in exchange rates relative to the U.S. dollar could impair the comparability of our results from period to period and have a material adverse effect on our results of operations and financial condition.

The Argentine Peso depreciated 27.37% against the U.S. dollar in 2024, 354% in 2023, 70.7% in 2022 and 20.0% in 2021 based on the official exchange rates published by the Argentine Central Bank. In the past years, the Argentine government has imposed restrictions on the purchase of foreign currency. These measures gave rise to an unofficial market where the U.S. dollar trades at a different market value than the official Argentine Peso – U.S. Dollar exchange rate.

Rigid exchange controls and transfer restrictions, such as the ones applied by the Argentine government in the past, could substantially limit the ability to obtain foreign currency or make certain payments or distributions out of Argentina. However, notwithstanding the measures adopted by the Argentine government in the past years, it is worth noting that President Javier Milei’s administration has been gradually easing foreign exchange controls. For more information about the implementation of exchange controls see “Argentine exchange controls and restrictions limit access to the FX Market to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina”.

The Brazilian real has historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Brazilian real against the U.S. dollar. In 2024, the Brazilian real depreciated 21.8% against the U.S. dollar, whereas in 2023 the Brazilian real appreciated 8.1% against the U.S. dollar, following an appreciation of 7.3% in 2022, a depreciation of 9.1% in 2021 and a depreciation of 28.9% in 2020.

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

From a tax perspective, on June 16, 2021, the Argentine Government enacted Law No. 27,630 which amended the Argentine Income Tax Law and replaced the fixed rate paid by Argentine companies on their corporate income from 30% to a progressive rate ranging from 25% to 35%. Depending on net incomes, companies will now have to pay a fixed amount and a progressive rate over the surplus of the minimum base rate in their category.

The reform also extended the 7% withholding tax on dividends for tax years beginning 1 January 2021 and thereafter. Moreover, according to applicable law, for fiscal years beginning on or after January 1, 2021, 100% of the tax inflation adjustment (negative or positive) is allocated by fiscal year.

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

In recent years, Argentina has confronted significant market volatility, including numerous periods of low growth or stagnation, inflationary pressures, the depreciation of the Argentine Peso, government intervention in the economy, regulation of market conditions, expropriations or nationalizations and price controls.

Upon taking office in December 2023, President Milei signed Decree 70/2023 to stabilize Argentina’s economy through spending cuts, devaluing the Argentine Peso and temporarily increasing import taxes and export taxes. In June 2024, the Argentine National Congress approved the Base Law, which focused on mass privatization, deregulating certain sectors, and easing labor market rules. The implementation of said measures and the economic and political reforms introduced by them has led to a successful reduction of inflation and flexibilization of exchange controls so far. However, no assurances can be made as to the policies to be implemented by the present Argentine administration, or that new political developments in Argentina, will not adversely affect the Argentine economy or our business, financial condition or results of operations.

Argentine government and the private sector’s ability to obtain financing from the international capital markets could adversely affect our financial condition.

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

Moreover, Argentina’s ability to obtain financing from international capital markets has historically been subject to various limitations and challenges, as evidenced in past years, where the need to resort to international organizations has been recurring. In 2018, the IMF’s executive board approved the Stand-By Agreement with the Argentina government, which involved the disbursement of US$ 44 billion. On January 28, 2022, the IMF and the Argentine Government reached an understanding to restructure the current debt with the IMF though an Extended Fund Facility Arrangement which was approved by the IMF’s executive board on March 3, 2022, and approved by the Argentine Congress on March 17, 2022. Ultimately, the Extended Fund Facility Arrangement was approved definitely by the IMF´s executive board on March 25, 2022. The Extended Fund Facility Arrangement seeks to continue creating the necessary stability conditions to address existing structural challenges and to strengthen the foundations for sustainable and inclusive growth. In accordance with the Extended Fund Facility Arrangement, Argentina will be paying its debt from 2026 to 2034.

On August 4, 2023, through the Decree 404/2023, a loan agreement between Argentina and Qatar for US$775 million was approved to assist Argentina in repaying US$1.411 billion owed to the International Monetary Fund (the “IMF”) from previous loan facilities. In addition, on August 23, 2023, the former Argentine Minister of Economy announced agreements with the World Bank for U$650 million. The World Bank’s Board of Directors approved two financings for Argentina. The first was focused on increasing access to financing for small and medium-sized enterprises to help them better mitigate and adapt to climate risks, while the second supported the strengthening of food programs.

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

On June 13, 2024, the IMF’s Executive Board concluded the eighth revision of the agreement under the Extended Fund Facility for Argentina. The decision of the Board permitted a disbursement of approximately U$ 800 million, with which the total disbursements in the frame of the agreement arises to U$41.4 billion. This disbursement would support the efforts of the Argentine authorities to reestablish stability and strengthen the external viability of Argentina. In this sense, the Argentine program remains firmly on course, having accomplished all quantitative objectives by March 2024. To sustain this progress, the IMF stated that it is essential for the Argentine government to enhance the quality of fiscal adjustments, initiate the first steps toward improved monetary and exchange rate policies, and implement reforms to unlock growth, formal employment, and investment.

In January 2025, the IMF Executive Board evaluated Argentina’s exceptional access to financing under the 2022 Extended Fund Facility. Although the program did not meet its initial objectives, it allowed for the rescheduling of payments. The program’s gradual approach was insufficient to address the economic challenges; however, the measures implemented by the government of Javier Milei contributed to stabilization. In this context, Milei’s administration renegotiated new targets and, in 2024, met all the established parameters, except for the accumulation of net reserves.

More recently, on March 19, 2025, the Argentine Congress validated the presidential decree authorizing the execution of a new debt refinancing agreement with the IMF. On April 8, 2025, the IMF reached a technical agreement with the Argentine government for a new US$ 20 billion extended facility over 48 months, subject to quarterly target reviews and a repayment term of 10 years. This agreement was approved by the IMF Executive Board on April 11, 2025, authorizing disbursements for up to US$ 15 billion in 2025, and are available for use without specific restrictions, providing Argentina flexibility in addressing its financial needs. The first disbursement of US$12 billion was made on April 15, 2025.

This new agreement was complemented by different initiatives to obtain additional financing granted by other international organizations. Among those initiatives, the BCRA announced it would work with international banks in a new tender to extend the Repurchase Agreement (Repo) facility executed in January 2025 in an amount of up to US$ 2 billion, which was finally concluded on June 11, 2025. This operation helped strengthen the BCRA’s balance sheet by incorporating financing backed by sovereign assets. In exchange for these foreign currencies, the BCRA would grant the financial institutions that signed the agreement a package of securities that are currently part of its reserves, such as Bonds for the Reconstruction of a Free Argentina (BOPREAL for its acronym in Spanish) in dollars amounting to USD 1.75 billion as collateral.

Finally, the BCRA has agreed to a new 12-month extension of the activated tranche of the currency swap with the Central Bank of China (PBOC) (approximately US$ 5 billion).

In January 2025, the IMF Executive Board evaluated Argentina’s exceptional access to financing under the 2022 Extended Fund Facility. Although the program did not meet its initial objectives, it allowed for the rescheduling of payments. The program’s gradual approach was insufficient to address the economic challenges; however, the measures implemented by the government of Javier Milei contributed to stabilization. In this context, Milei’s administration renegotiated new targets and, in 2024, met all the established parameters, except for the accumulation of net reserves. Following a renegotiated agreement, the first disbursement of US$12 billion was made on April 15, 2025. This inflow brought Argentina’s international reserves to US$36,799 million.

In any case, if the Argentine government defaults again on the payment of its sovereign debt or the measures adopted and to be adopted fail to maintain the current fiscal surplus achieved in December 2024, the first one since 2010, to control inflation and to stabilize the foreign exchange market successfully, Argentina’s ability to obtain international or multilateral private financing or direct foreign investment may be affected, which may in turn impair its ability to implement reforms and public policies to foster economic growth, the ability of private sector entities to access the international capital markets or make the terms of such financing much less favorable than those accessible by companies in other countries in the region and accelerate the depreciation of the Peso, foster inflation and deepen the economic crisis and recession. Lack of access to international or domestic financial markets or increase in the costs of such financing could affect the projected capital expenditures for our operations in Argentina, which, in turn, may have an adverse effect on our financial condition or the results of our operations.

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

Although Law 27,742 is enforced, pending issues for regulation or collective bargaining include: (i) the new mechanism for labor registration and the preparation of pay slips; (ii) employment regularization; (iii) a new online platform for reporting irregular registrations; (iv) the creation of a severance fund for dismissal compensation with collaborators.

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

Due to reduction of inflation and new policies from the Labor Secretary mandatory salary increases agreed in collective bargaining agreements negotiations are currently following inflation parameters.

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

●	The relevant shares and participations in the foreign entity being sold have been acquired on or after January 1, 2018.

In case the Tax on Indirect Sales applies, the Argentine source gain on which the Tax on Indirect Sales will be calculated is a proportion to the value of the Argentine assets held by the foreign entity with respect to the total value of the securities or rights being transferred.

The Tax on Indirect Sales is levied at a 15% rate on the net capital gain (gross sale price less acquisition cost), or at a 13.5% effective rate on the gross sale price, at the option of the seller. However, such rate may be reduced if a Treaty to Avoid Double Taxation (“DTT”) applies to the seller. If the Tax on Indirect Sales becomes applicable and the tax is applied on a net basis, pursuant to current income tax rules, the acquisition costs may be adjusted by inflation to calculate the net capital gain.

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

Any gain resulting from the delivery of our ordinary shares to grantors in connection with the payment of the In-Kind Consideration under the Rizobacter Call Option may be subject to the Tax on Indirect Sales at our level if all the conditions described above in section “The disposition or sale of our ordinary shares may be subject to taxation in Argentina” are verified. If applicable, the Tax on Indirect Sales would be, at our option, either on: (i) the net gain resulting from the difference between our ordinary shares’ tax basis (acquisition cost, equal to the redemption price of such shares) and the value received by us in connection with the payment of the In-Kind Consideration at a 15% tax rate, or (ii) on the value received by us in connection with the payment of the In-Kind Consideration at a 13.5% tax rate. Any resulting Tax on Indirect Sales would be calculated on the proportion of the value that the Argentine assets represent with respect to the total value of our ordinary shares delivered and should be paid to the Argentine tax authorities by our legal representative in Argentina.

Argentine exchange controls and restrictions limit access to the FX Market to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina.

In the past, the Argentine government has imposed exchange controls and transfer restrictions, substantially limiting the ability of legal entities and individuals to obtain foreign currency or make certain payments or distributions out of Argentina. See “—Item 10. Additional Information—D. Exchange Controls.”

In response to the reinstatement of the foreign exchange restrictions, an unofficial U.S. dollar trading market developed in which the Peso-U.S. dollar exchange rate differs substantially from the official Peso-U.S. dollar exchange rate, and the use of blue-chip swaps, which, are more expensive than acquiring foreign currency through FX Market at the official exchange rate, expanded. Exchange controls have generally affected the level of international reserves deposited with the Argentine Central Bank. See “—Our business, results of operations and financial condition may be adversely affected by fluctuations in currency exchange rates relative to the U.S. dollar in the countries in which we operate.”

Nonetheless, since the inauguration of Javier Milei’s government, access to the FX Market has been broadened, with expectations for further liberalization. The measures implemented to the date of this annual report reflect the administration’s commitment to ease currency controls and enhance market fluidity, which has had and is anticipated to continue having a positive impact on the business environment by facilitating foreign currency transactions and reducing associated regulatory burdens.

Among the said measures, for example, the Milei administration has been gradually easing the extensive regulatory framework that ruled the access to foreign Exchange since it took office in December 2023. In this sense, in April 2025, the BCRA partially liberalized the foreign exchange market with some measures, including, but not limited to, restrictions for individuals to operate in the foreign exchange market have been eliminated, payment terms for foreign trade transactions have been eased, and paying profits and dividends to foreign shareholders will be allowed starting with financial statements for fiscal years beginning on or after January 1, 2025.

However, all these measures could also lead to political and social tensions and undermine the Argentine government’s public finances, as has occurred in the past, which could adversely affect Argentina’s economy and prospects for economic growth and could adversely affect our business and results of operations.

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

Regardless of the applicable maximum terms described above, upon collection of the export receivables, the proceeds thereof are subject to the mandatory repatriation within the twenty consecutive days computed from the date of payment or collection.

In addition, the Argentine government also reinstated the mandatory repatriation into Argentina and the conversion into Pesos through the FX Market of the receivables for export of services within twenty consecutive days computed from the date they are received.

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

However, on December 23, 2019, Law 27,541 suspended the reduction of the corporate tax rate for Argentine Entities to 25% (with dividends being taxed at 13%) and maintained the 30% rate (with dividends being taxed at 7%) until fiscal years initiated on January 1, 2021. Consequently, the effectiveness of the 25% and 13% tax rates was delayed until tax years commencing after January 1, 2021.

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

Under the Law 27,541, the tax rate applicable to shares or participations in the capital of companies governed by the Argentine General Companies Act was increased from 0.25% to 0.50% of the pro-rata equity value.

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

On May 6, 2020, our board of directors approved a program to repurchase our own securities. As described in Item 10 of this annual report, we may repurchase up to US$10,000,000 to enhance the allocation of capital to certain equity-finance obligations (the “Buy-Back Program”). As of June 30, 2025, we have acquired 876,238 ordinary shares under the Buy-Back Program. Future purchases, if any, would be funded from our cash balances and could reduce our financial liquidity and indirectly add to our indebtedness, as well as reduce liquidity of our ordinary shares.

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

Our ordinary shares are currently listed on Nasdaq. Our continued eligibility for listing may depend on, among other things, the amount of “public float” (equity held by non-affiliates). If Nasdaq delists our ordinary shares from trading on its exchange for failure to meet the listing standards, our shareholders could face significant material adverse consequences including:

●	a limited availability of market quotations for our ordinary shares;
●	reduced liquidity and inability to sell our ordinary shares;
●	a determination that our ordinary shares are a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional ordinary shares or obtain additional financing in the future.

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

On August 5, 2022, we issued an aggregate principal amount of US$55.0 million secured guaranteed convertible notes (the “Convertible Secured Guaranteed Notes”, and together with the Non-Convertible Secured Guaranteed Notes, the “Notes”) pursuant to a note purchase agreement, as amended, by and among us, Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp, Liminality Partners LP, the holders from time to time party thereto and Wilmington Savings Fund Society, FSB, as collateral agent.

Pursuant to the First Amendment to the Convertible Note Purchase Agreement , the aggregate principal amount of the Convertible Notes increased from US$61,652,927 to $67,868,227, and the maturity date was extended to August 31, 2027. The Convertible Notes now accrue interest at an annual rate of 15%, of which 5% is payable in cash and 10% in kind. The conversion price was reduced to US$6 per share. If we raise more than US$10 million in common equity, the strike price will reset to the lesser of (i) the then-applicable strike price or (ii) the price per share at which new shares are issued (or the weighted average price per share, if issued at different prices).

The issuance of a substantial number of additional ordinary shares upon conversion of the Convertible Notes would result in dilution to then-existing holders of our ordinary shares and increase the number of ordinary shares available in the public market. Sales of a significant number of ordinary shares in the public market could adversely affect the market price of our shares.

We are not a “controlled company” for purposes of the Nasdaq rules. Accordingly, we are required to comply with the corporate governance requirements of the Nasdaq rules unless an exemption applies.

We are not a “controlled company” under Nasdaq rules, as no shareholder currently owns more than 50% of our outstanding shares. Accordingly, we are required to comply with Nasdaq’s corporate governance requirements unless an exemption applies.

Under Nasdaq rules, non-controlled companies are required to have a majority of independent directors on their board and to establish nominating and compensation committees comprised entirely of independent directors. However, as a foreign private issuer, we rely on the home country practices exemption provided under Nasdaq rule 5615. In this regard, we rely on practices in our home country which do not require us to have a majority of our board of directors to be independent, our nominating and governance committee may include shareholder representatives, and we are not required to hold regular executive sessions attended solely by independent directors. Failure to comply with applicable Nasdaq requirements or the conditions of any exemption we rely upon, could result in our shares being delisted which, would likely have a material adverse effect on the liquidity and trading market for our shares.

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

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. If any of the analysts who cover our operations change their recommendation regarding our ordinary shares adversely, or provide more favorable relative recommendations about our competitors, the price of our ordinary shares would likely decline. If any analyst who may cover our operations were to cease coverage or fail to regularly publish reports on it, we could lose visibility in the financial markets, which could cause our ordinary share price or trading volume to decline.

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

As of June 30, 2025, we owned or licensed more than 1,600 brands and more than 650 registered products and, either exclusively or non-exclusively, over 750 patents and patent applications. Our product portfolio includes (i) biological crop nutrition products such as seed inoculants, biofertilizers or biostimulants, (ii) a full range of biocontrol products including bionematicides, biofungicides and bioinsecticides, (iii) next generation crop nutrition and crop protection products such as microbeaded fertilizers and adjuvants, and (iv) seed germplasm, GMO and non-GMO traits and ready-to-use seed pack solutions.

We are a global company, and our agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe. For the year ended June 30, 2025, our revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest was US$335.1 million, our operating loss was US$2.2 million, our GAAP net loss was US$53.6 million and Adjusted EBITDA US$28.3 million. For the year ended June 30, 2024, our revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest, net profit and adjusted EBITDA for the year ended June 30, 2024 totaled US$464.8 million, US$45.9 million and US$81.4 million, respectively. Adjusted EBITDA is a non-IFRS financial measure. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” for information regarding our use of Adjusted EBITDA and a reconciliation of net profit to Adjusted EBITDA.

We sell our products through our international subsidiaries and a sales and marketing team consisting of over 221 individuals. We enjoy exceptional access to the end-users (farmers) as a result of: (i) our strategic alliances and partnerships with global agriculture leaders and our joint ventures; (ii) the shareholders of Bioceres Group Limited, which is the majority holder of Bioceres S.A., who collectively control significant agricultural land in South America; and (iii) our longstanding relationships with more than 1,600 dealers and distributors. Our customers include global blue-chip companies and industry leaders, large distributors, co-ops and dealers, as well as large farmers and individual growers.

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

Protecting our technologies and products under intellectual property rights allows us to offer the agricultural value chain unique and highly differentiated products and technologies, improving our competitiveness in the market. We believe that our patent and trademark portfolio is among the most competitive globally. As of June 30, 2025, we have identified and sought patent protection in our capacity as either title holder or licensee, or as exclusive or non-exclusive licensee, for over 750 patents or patent applications. We have over 1,394 trademarks and over 262 trademarks applications globally.

Strong R&D engine to sustain long-term organic growth

Our robust R&D engine, in synergy with our subsidiaries, serves as the driving force behind our sustained, long-term organic growth.

Our strategy for acquiring technology and products relies on strategic partnerships, collaborative ventures, and enduring relationships with research institutions and scientists. Our R&D pipeline is dedicated to creating biological products that not only improve crop performance but also promote environmental sustainability. In integrating Bioceres’ legacy R&D platform with capabilities from Pro Farm, we formed what we believe is a world-class research and development team fully focused on upgrading our portfolio of commercially available technologies. We are also enhancing the efficiency of adjuvants through their integration with biological inputs.

With over 51 active projects, we are advancing biotechnology traits, biofungicides, bioinsecticides, bioherbicides, bio-stimulants, and inoculants. All of these endeavors exemplify our commitment to achieving sustainable organic growth.

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

We believe that we have built a highly competitive and capital-efficient independent platform for the development of biological and biotechnology-based products and technologies. Over time, we have developed our own technology sourcing channels to identify, evaluate, and integrate innovative solutions from a wide network of research institutions, start-ups, and companies across Argentina, Brazil, the United States, and other key markets.

While maintaining a close collaborative relationship with Bioceres Group Limited and benefiting from its long-standing presence in the local innovation ecosystem, our dedicated R&D and business development teams have established direct partnerships and scouting initiatives with external scientific institutions, entrepreneurs, and corporate partners. This approach enables us to continuously access and validate new technologies through an efficient, open, and globally connected innovation framework.

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

As of June 2025, our ecosystem had more than 15 collaborations and joint initiatives with various players on a global scale. Our collaboration network includes projects with both public institutions at national and international levels as well as with other companies in the private sector. Two of our most valuable products (HB4 and Rizoderma) were incubated through such collaborations. We followed this concept when we acquired Pro Farm, which we believe possesses a cost-effective R&D platform.

Established Relationships with Key Industry Players Leading to Early and Broad Adoption of Technologies and Products

We possess a competitive advantage in commercializing our products, leveraging our strong industry relationships to bring our products to the market faster than our competitors.

We have a well-established high quality brand perception among customers, that positions us as a key reference for farmers who recognize the quality of our brands and value of our product offering. This reputation was built over our history of more than 45 years. We also have unique access to producer/end users through our historical shareholder base. Some of our original investors and founders include leading farm operators, processors, distributors and other commercial participants in the Latin American agricultural sector, as well as founding members of Argentine Association of Producers in Direct Seeding (Asociación Argentina de Productores en Siembra Directa) and leading members of Argentine Association of Regional Consortia of Agricultural Experimentation (Asociación Argentina de Consorcios Regionales de Experimentación Agrícola) – early adopters and leaders in the sustainable agriculture movement. These unique relationships not only allow us to quickly bring our products to market and integrate our technologies into the broad market by creating a proprietary distribution and commercialization channel, but also provide us with a highly desired early-stage testing platform that allows us to receive direct market feedback in the testing process in order to vet and facilitate faster market penetration.

We have also become a leading choice for partnerships with global agriculture conglomerates, as evidenced by the number of development and commercial agreements. These partnerships are the result of our long-standing relationships with key distributors and major global players, which have played a key role in expanding our presence into new markets.

Significant Transactions

Seed Business Restructuring

During the year ended June 30, 2025, we implemented a major restructuring of our seed business. As part of this process, we discontinued the commercialization of HB4® wheat and soybean seeds under our own branded channel and transitioned to a licensing-based model for the HB4® trait. This strategic shift was designed to reduce fixed costs and personnel expenses, simplify operations, and broaden adoption of the HB4® technology through third-party breeding and distribution networks. The restructuring represented a fundamental change in our approach to the HB4® program, moving from direct participation in seed sales toward a trait-licensing model aligned with our core competencies in technology development. See “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions—Key Agreements—HB4 Licensing Agreements.”

Key Agreements

HB4 Licensing Agreements

As part of the transition of our seed business to a licensing-based model, we entered into new agreements with leading breeding organizations to expand adoption of the HB4® trait through third-party channels.

In February 2025, we announced a strategic agreement with Grupo Don Mario (“GDM”), a leading soybean breeder. Under this agreement, GDM obtained rights to use Verdeca’s patented platform to develop and commercialize new soybean varieties that combine superior agronomic performance with biotechnology traits, with exclusivity outside the drought-tolerant space.

In September 2025, we entered into an agreement with the Colorado Wheat Research Foundation (“CWRF”), granting CWRF exclusive rights to manage access to the HB4® trait in wheat within the United States. Under this collaboration, CWRF will oversee sublicensing of the HB4® trait to third-party breeding programs and commercial channels, as well as coordinate stakeholder engagement related to the technology. The agreement also contemplates collaboration with other industry participants for the development, registration, and commercialization of complementary herbicide formulations to be used with HB4® wheat.

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

In consideration for the rights granted to Syngenta under the distribution agreement and the R&D collaboration, Syngenta made an upfront payment of US$50 million to us, on October 6, 2022. Additionally, for the duration of the agreement, we will receive between 50% to 30% of the profits generated by sales conducted by Syngenta, depending on the geography and the year. The agreement sets global minimum targets for profits to be received by us, that amount to a total of US$230 million for the life of the agreement. If we fail to receive the minimum profit targets set for any rolling two calendar year period, we will have the option to terminate Syngenta’s exclusivity. Syngenta may opt to retain exclusivity by compensating for the shortfall in cash or other economic consideration. Syngenta will cover all operating expenses incurred in connection with the marketing and sale in the exclusive territory. Our subsidiary Rizobacter will act as the exclusive supplier to Syngenta for products under the agreement.

Note Purchase Agreement and HB4 Soy Supply Agreement with Moolec Science SA

In June 2024, we supplied Moolec Science SA (“Moolec”), one of our then affiliates, with an amount of HB4 soy equivalent to US$6.6 million, pursuant to a binding memorandum of understanding dated October 15, 2023. In September 2024, we subsequently entered into a HB4 Soy Supply Agreement (the “HB4 Soy Supply Agreement”) and a note purchase agreement with Moolec, and Moolec issued convertibles notes to us in an aggregate principal amount of US$6.6 million (the “Moolec Convertible Notes”). Further, Moolec has the option to request additional deliveries of an amount of HB4 soy equivalent to US$9 million and Moolec will issue additional notes in connection with this option. HB4 soy delivered pursuant to the HB4 Soy Supply Agreement is priced at the VWAP of the Chicago Board of Trade price for soybeans on the date that delivery is made to Moolec, plus a 20% premium.

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

Rizobacter Acquisition

On October 19, 2016, RASA Holding, our wholly owned subsidiary incorporated in Delaware, acquired 20,004,000 shares of Rizobacter, an Argentine company located in Pergamino, Province of Buenos Aires, representing 50.01% of the outstanding capital stock (the “Rizobacter Acquisition”). The total purchase price was US$57.3 million. In addition, a contingent payment of US$17.3 million may be payable by Bioceres Group Limited, through Bioceres S.A., to certain of the selling shareholders of Rizobacter subject to an injunction and related ongoing litigation. The Rizobacter Acquisition was approved by the Argentine Antitrust Commission (Comisión Nacional de Defensa de la Competencia or CNDC) on August 25, 2017. See “Item 3. Key Information —D. Risk Factors—Risks Related to our Business and Strategy—Certain of the Rizobacter shares we own are subject to a judicial injunction that, if decided unfavorably to us, would require us to surrender part of our interest in Rizobacter thereby reducing our equity interest in Rizobacter” and “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—An injunction in connection with the Rizobacter Acquisition may require us to surrender part of our interest in Rizobacter.”

On October 22, 2018, RASA Holding, entered into the Rizobacter Call Option Agreement. On March 14, 2019, we exercised the Rizobacter Call Option to acquire an additional 29.99% of the capital stock of Rizobacter, thereby becoming owners of 80% of the capital stock of Rizobacter.

With a 48-year history, Rizobacter has developed a leading global position in biological products and a leading ag-input channel for high-value products. Prior to the Rizobacter Acquisition, we developed a partnership relationship with Rizobacter through a jointly owned company, Bioceres Crops S.A. (formerly Semya), a product development initiative focused on identifying customized seed treatments for our Integrated Seed products. The Rizobacter Acquisition combined Rizobacter’s experience in microbials with our pre-existing pipeline of germplasm and trait assets. This combination has provided us with a unique position with respect to biological assets for key row crops. Rizobacter also provided a unique platform that facilitates the commercial launch of new products and the continued development of our pipeline of innovations.

Verdeca Acquisition

In February 2012, we signed a joint venture agreement with Arcadia Biosciences. The resulting joint venture, Verdeca, in which we held a 50% equity interest, is engaged in the development and deregulation of soybean traits.

Our joint venture agreement provided for each of the partners the right to license or sublicense their trait technologies to Verdeca for use in soybeans. Accordingly, Bioceres Group Limited has agreed to grant us an exclusive, worldwide, sublicensable license for HB4 technologies for use in soybeans. The main product in the Verdeca pipeline is HB4 trait for soybeans.

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

Our research and development facilities are in Pergamino, Argentina; Davis, California; and Helsinki, Finland. Additionally, we have sales offices or subsidiaries in 11 countries including: Argentina, Brazil, Bolivia, Colombia, Estonia, France, Paraguay, Russia, South Africa, United States and Uruguay. See “Item 4. Information on the Company—C. Organizational Structure” for our organizational chart and list of subsidiaries, affiliates and joint ventures as of June 30, 2025.

As of June 30, 2025, we had 751 full-time employees globally. See “Item 6 Directors, Senior Management and Employees—D. Employees” for more information on number of employees by role and location.

Our Segments and Key Products

We divide our business into the following three segments: crop protection, seed and integrated products, and crop nutrition.

The following table sets forth the key products, growth drivers, revenue and gross profit, and selected commercial partners for each of our segments. The segments are described in further detail below.

Total Revenue and
			Gross Margin	Selected
Business			(Year Ended	Commercial
Segment	Key Products	Growth Drivers	June 30, 2025)	Partners
Crop Protection	Adjuvants Pest control molecules	Penetration of bioprotection portfolio into mainstream row crop agriculture	US$181.9 million 38% Gross Margin	Corteva Syngenta

		Adjuvant expansion in Brazil and Paraguay		DOW Nufarm

		Expand installed capacity utilization, particularly in Brazil		Yara Croda

		New registration approvals		Zschimmer & Schwarz Momentive

Seed & Integrated Products	Seed treatment packs	Commercialization of HB4 technology	US$63.7 million 30% Gross Margin	Florimond Desprez

	Seed traits			Corteva GDM Seeds

	Seed germoplasm			Syngenta TMG

Crop Nutrition	Micro-bead fertilizers	International expansion of bionutrition sales	US$89.5 million 48% Gross Margin	De Sangosse Syngenta

	Inoculants			Valent BioSciences

	Biofertilizers			Corteva Biowish

	Crop health products and biostimulants			Spraytec Stoller

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

Seed Traits

Our seed trait efforts are primarily focused on improving crop yields by enhancing tolerance to abiotic stress factors such as drought and soil salinity. These efforts are complemented by a secondary focus on crop protection and quality traits. We access these technologies through Bioceres Group Limited’s collaborations with the original developers or by co-developing new events with our partners.

Our HB4® technology is designed to increase yields in soybean and wheat by an average of 10% to 20% under a wide range of growing seasons and environmental conditions, including sporadic drought episodes. Importantly, HB4 has not demonstrated adverse yield impacts under optimal growing conditions, which distinguishes it from certain other stress tolerance technologies. In addition, HB4 events combine drought tolerance with herbicide tolerance, thereby providing growers with improved weed management options. Through collaborative initiatives, we are also expanding the application of HB4 traits into crops outside our core business, broadening the potential commercial opportunities from the technology.

Other Traits

In soybeans, our trait pipeline includes new platforms targeting nutritional enhancements, insect tolerance, and herbicide tolerance. We believe these traits have the potential to improve productivity and broaden grower options, while supporting our long-term objective of advancing agricultural practices with a lower environmental footprint.

In wheat, beyond the HB4 technology, we are developing consumer-oriented traits such as reduced gluten content, resistant starch varieties with lower glycemic indexes, and flour with extended shelf life. We have also initiated research and development projects to generate genetically modified and genome-edited traits designed to confer resistance to major wheat diseases that limit yield potential. These initiatives are intended to diversify our wheat trait portfolio, address both grower and consumer needs, and broaden the commercial opportunities for our biotechnology platform.

Germplasms

We currently have our own soybean and wheat germplasm, managed through Verdeca and our joint venture Trigall Genetics, respectively. These platforms serve as channels for our own technologies as well as to meet demand for non-GMO crops and other technologies from third parties that complement our portfolio.

Our soybean breeding program, conducted through our subsidiary Verdeca, produces varieties that are either registered or undergoing registration in Argentina, Uruguay, and South Africa.

Our wheat breeding program was previously managed through Trigall Genetics in collaboration with Florimond Desprez, a global wheat genetics company. As part of our new seed business strategy, the wheat breeding program is being transferred to Florimond Desprez.

For both crops, we are expanding our target markets working with partners to develop germplasm—adapted to other key regions, including the United States, Brazil, Australia, Canada, Paraguay, Uruguay and Bolivia. These efforts are designed to strengthen our global footprint and provide broader commercialization opportunities for HB4® seed varieties.

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

Inoculants

Inoculants are biological fertilizers, broadly using nitrogen-fixing bacteria, which promote growth of leguminous crops such as soybeans and alfalfa. We hold a leadership position in sales of soybean inoculants, with approximately 20% global market share as of June 30, 2025. We developed the next generation of inoculants, “Ultra High Concentrate” (“UHC”) and Extended Shelf-Life products, for professional seed treatment.

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

In-House R&D and Technology Sourcing

The integration of Pro Farm has driven a significant transformation in our approach to innovation. Previously, our primary focus was on sourcing technology externally. Following this integration, we have reinforced internal R&D capabilities while maintaining a balanced approach that combines internal innovation with external collaboration.

Internally, we have built a dynamic R&D organization supported by state-of-the-art laboratories and pilot-scale facilities. Our specialized teams in entomology and nematology led the development of new biological products, while our bioprocess department has expanded its capacity to define optimal production parameters for active metabolites and conduct larger-scale fermentation processes. The chemistry department focuses on identifying active ingredients and understanding their properties and behavior, and our formulation group develops innovative an stable delivery technologies.

In parallel, we actively collaborate with leading academic and independent research institutions, startups, and third-party companies during the early stages of technology development. This open-architecture approach enables us to identify and validate promising innovations and form strategic partnerships that accelerate the delivery of market-ready solutions.

The integration of ProFarm has elevated the role of R&D as a central pillar of our innovation model. Supported by our global network of subsidiaries in the United States, Argentina and Brazil, we believe this strategy positions us as a leader in agricultural biotechnology, offering a diversified portfolio of high-quality, sustainable products that address the evolving needs of growers and the broader market.

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

Bioceres Semillas & HB4 Program

Bioceres Semillas is our proprietary commercial channel for seeds, marketing wheat and soybean varieties directly to distributors and end-users under the Bioceres Semillas brand. In parallel, the HB4 Program functioned as an identity-preserved channel for HB4 soy and wheat, requiring growers to sign contracts that ensured the integrity of the crop, either through full delivery of harvested product under seed production offtake agreements or by restricting delivery of grain to approved destinations.

As of fiscal 2025, we have started to transition our seed business to a license-based model through agreements with third parties.

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

Joint Ventures and Unconsolidated Entities

Trigall Genetics S.A.

In December 2013, we formed a joint venture with the French company Florimond Desprez, creating Trigall Genetics, in which we hold a 50% equity interest, is engaged in the development of conventional wheat varieties and the development and deregulation of GM wheat varieties in Latin America. The first biotech trait is our HB4 technology.

In January 2023, Trigall Genetics entered into a joint venture with S&W Seed Company to advance wheat breeding activities in Australia. Initially, Trigall Genetics owned 80% of the newly created joint venture company. In April 2024, Trigall acquired the remaining 20% from S&W. The program encompasses both conventional and genetically modified varieties, including our drought-tolerant HB4 technology, which aims to improve yields in a region increasingly affected by drought and soil salinization.

As part of the new seed strategy launched at the beginning of fiscal year 2025, Trigall Genetics exited its conventional breeding operations in Argentina and Australia, shifting its focus exclusively to the development of the HB4 trait in wheat and to directly licensing our HB4 wheat technology to partners outside Latin America.

Despite exiting breeding operations, Trigall Genetics continues to market conventional wheat varieties through licensing agreements with Bioceres Semillas, Grupo Don Mario (“GDM Seeds”), Asociación de Cooperativas Argentinas (“ACA”), and other partners.

Synertech Industrias S.A.

Synertech, acquired as part of the Rizobacter Acquisition in 2016, was formed by Rizobacter in partnership with De Sangosse for the production and commercialization of micro-beaded fertilizers. Rizobacter, together with De Sangosse, operates the production plant for Synertech in Pergamino with an annual production capacity of 50,000 tons of microbeaded fertilizers.

Alfalfa Technologies S.R.L.

In December 2020, Bioceres Semillas and Produsem SA acquired a local start-up focused on developing biotech traits for alfalfa and other pastures. The joint venture is reviewing the activities looking for additional partners.

Moolec Science SA

As of June 30, 2025, our ownership in Moolec was 155,364 ordinary shares, representing less than 5% of Moolec’s issued capital stock.

On April 17, 2025, Moolec entered into a business combination agreement with Bioceres Group Limited (formerly known as Bioceres Group PLC), Gentle Technologies Corp, and Nutrecon LLC (the “Bioceres Group Business Combination”), pursuant to which Bioceres Group Limited contributed all of its assets—including our shares held directly and indirectly—to Moolec in exchange for shares newly issued by Moolec. As a result of the Bioceres Group Business Combination, Bioceres Group Limited, which was previously our parent entity, has become a subsidiary of Moolec.

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

HB4 and other seed trait Non-Joint Venture Collaborations

We license our HB4 technology to third parties that have breeding and product development capabilities or a market presence outside of our core geographic areas, and with whom we have developed and maintain strong relationships.

Soybean collaborations. Through Verdeca, we have entered into a series of agreements with GDM Seeds and TMG for the licensing of our biotechnology for breeding and/or sales in Argentina, Brazil, Paraguay and Uruguay.

In Argentina, we also maintain HB4 soybean R&D technology license agreements with Criadero Santa Rosa and INTA. Additionally, in Brazil, we have agreements with FT Sementes, Latitude Genética, Integrado Sementes, Fundação Pró-Sementes, and JVC Seeds. In other geographical locations we maintain additional collaboration; in Paraguay we collaborate with INBIO, in Canada with Prograin; Southern Hemisphere Seeds in South Africa; and the University of Nebraska in the United States.

Wheat collaborations. Through Trigall Genetics, HB4 wheat and conventional wheat varieties are licensed to a number of companies, including ADP in Uruguay, GDM, Bioseminis, ACA, and Bioceres Semillas. These are transactional relationships with non-preferred partners, and licenses are re-evaluated on an annual basis.

After the fiscal year end, we entered into an agreement with the Colorado Wheat Research Foundation (“CWRF”), granting CWRF exclusive rights to manage access to the HB4® trait in wheat within the United States.

In addition, HB4 wheat R&D agreements have been established with EMBRAPA, OR Sementes, and GDM in Brazil; GDM and Buck Semillas in Argentina; Stellenbosch University in South Africa; CAPECO and INBIO in Paraguay; ANAPO in Bolivia; and the Colorado Wheat Research Foundation at Colorado in the United States.

Breeding collaborations. Beyond licensing, we maintain two key breeding collaborations: one with GDM to develop HB4 soybean varieties for specific regions in Latin America and another with TMG for the development of HB4 and non-HB4 varieties across all geographic territories.

Customers and Contracts

Below is a description of our principal customers and contracts across our main segments.

Seed and Integrated Products

In the year ended June 30, 2025, we sold our seed and integrated products to customers in Argentina, Switzerland, Uruguay, South Africa, Paraguay, among other countries. Our top five customers in our seed and integrated products segment represented approximately 21% of our total revenue in this segment for the twelve-month period ended June 30, 2025.

Crop Protection

In the year ended June 30, 2025, sales from our crop protection segment were made to customers in Argentina, United States, Brazil, Mexico, Paraguay, Uruguay, among others. Our top five customers in our crop protection segment represented approximately 18% of our total revenue in this segment for the year ended June 30, 2025.

Crop Nutrition

In the year ended June 30, 2025, sales from our crop nutrition segment were made in Argentina, Switzerland, Brazil, Uruguay, Paraguay, South Africa, United States, Canada as well as other international markets. Our top five customers in our crop nutrition segment represented approximately 39% of our total revenue in this segment for the year ended June 30, 2025.

Industry Overview

The Market Opportunity

Agriculture and the way food is produced are at the center of a major global challenge meeting global demand for food in an affordable way, while simultaneously not only reducing but ideally reversing the sector’s impact on climate change and biodiversity loss.

Global food demand is projected to increase by approximately 50% by 2050 (FAO, 2023). Meeting this demand requires the “sustainable intensification” of global agriculture in which yields must be increased expanding cultivated land or exacerbating environmental pressures. This challenge creates a substantial opportunity for innovation, particularly through sustainable approaches that integrate climate-adaptive biotechnology, the expanded use of biological products and the integration of new data, monitoring and precision agriculture tools.

Climate Smart Food Production

Climate change is already disrupting weather patterns and leading to more frequent and extreme events such as droughts, floods, and unseasonal temperatures, all of which have negative effects on food production. The Intergovernmental Panel on Climate Change (IPCC, AR6 Synthesis Report, 2023) concluded with high confidence that “Climate change, including increases in frequency and intensity of extremes, has adversely impacted food security and terrestrial ecosystems, as well as contributed to the desertification and land degradation in many regions”. Projections indicate that average yields for major crops will decline by 5–10% as early as the 2030s, with some scenarios showing reductions greater than 10% beyond mid-century. In addition to lower productivity, climate change is also expected to diminish the nutritional quality of staple crops. These challenges highlight the need for “climate proof” food production, including the development of crops tolerant to abiotic stress such as drought and heat.

Reversing Climate Change and Biodiversity Loss

Agriculture is a significant contributor to climate change, with total agri-food system emissions in 2020 corresponding to 30% of total anthropogenic emissions, according to the latest estimates of the Food and Agriculture Organization. At the same time. agriculture is uniquely positioned to contribute to climate change mitigation because it directly manages the soil microbiome —one of the largest potential natural sinks of atmospheric carbon.

Soil conservation practices such as no till agriculture, cover cropping, crop rotations and organic systems —practices that are central to the creation of Rizobacter over 45 years ago and to the now-growing regenerative agriculture movement— can significantly increase the amount of carbon stored in soils. Using higher-yielding crops or varieties, or more climate resilient crops, and maximizing the yield potential of crops can also increase soil carbon.

Addressing Consumer Demand for Sustainable and Affordable Foods

Consumer attitudes and behaviors are increasingly shifting towards more sustainable lifestyles, with the expectation that brands also “do good”. These preferences are redefining the entire food system all the way through to raw material origination.

Multiple studies have shown that consumers are more likely to choose products with an environmental or environmental, social and governance (“ESG”) related claim. According to a joint study by McKinsey and NielsenIQ, products making ESG claims outperformed those without such claims in 68% of surveyed product categories, based on an analysis of five years of U.S. sales data from 2017 to June 2022. A 2024 public study by PwC Spain, which surveyed over 20,000 consumers from 31 countries and territories, found that despite cost-of-living and inflation concerns, consumers are willing to spend an average of 9.7% more for sustainably produced or sourced goods, as nearly nine out of ten (85%) participants reported experiencing first-hand the disruptive effects of climate change in their daily lives.

Traceability is also becoming a critical expectation. In the United States Food and Drug Administration’s Food Traceability Rule (FSMA 204) became effective in January 2023, with compliance required by 2026. The rule obliges companies in the food value chain to maintain end-to-end traceability records for key categories representing roughly 20-30% of U.S. food consumption. Traceability requirements are expected to expand globally, reshaping supply chains to deliver greater transparency, food safety, and consumer confidence.

Evolving Regulatory Landscape

Globally, the international regulatory landscape continues to place greater restrictions on the use of synthetic pesticides and other chemical crop inputs. In the European Union, the original Sustainable Use of Pesticides Regulation mandating a 50% reduction in use of chemical pesticides by 2030 was withdrawn on June 30, 2025 due to political opposition. However, the EU is preparing a revised Sustainable Use Regulation that emphasizes integrated pest management and streamlining approvals for biological products. Even without fixed reduction targets, the EU continues to phase out chemical products at a significant pace.

In the United States, the Environmental Protection Agency (EPA) has committed under court order to complete Endangered Species Act reviews for several, commonly used chemical insecticides, herbicides, fungicides and nematicides. These reviews have already resulted in proposed restrictions on widely used herbicides and insecticides, including glyphosate, atrazine, and pyrethroids, with further actions expected in the coming years. In conjunction with an increasingly restrictive landscape for chemical pesticides, and other chemical crop inputs, the global public policy landscape continues to move towards the expedited approval of reduced risk biological crop inputs and their increased adoption, with South American countries at the forefront.

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

Biotechnology

Biotech crops have been around for more than 25 years and are planted on approximately 200 million hectares annually, in over 30 countries (the “ISAAA 2019, AgBioInvestor 2023”). The commercial adoption by farmers of genetically modified crops has been one of the most rapid cases of technology diffusion in the history of agriculture. Historically, biotech traits have focused on herbicide tolerance and insect resistance. However, biotechnology can deliver much more substantial agronomic, environmental, health, economic and social benefits, including increased productivity, conservation of biodiversity, improved nutrition, and mitigation of negative impacts of climate change. Our HB4 technology, which has now been approved in multiple countries for food and feed uses and for cultivation, is the first in the world that confers tolerance to climate changes in soybeans and wheat by allowing these crops to tolerate drought and soil salinity conditions that are a significant threat to the world’s food supply.

According to ISAAA’s and AgioInvestor’s reports, corn and soybeans represented approximately 80% of the global GM area. The United States, Brazil and Argentina were the top planters of biotech seeds, with approximately 150 million hectares under production of biotech crops. As of 2019, the adoption of GM varieties is over 74 % for soybean, over 32% for corn and over 80% for cotton.

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

Biologicals

Biological crop inputs – including bioprotection products, biofertilizers and biostimulants -occupy a unique space in agriculture, offering proven economic and environmental benefits to the consumer, the grower and the distributor.

Biologicals are currently the fastest-growing segment in the agricultural inputs market with double-digit growth industrywide, as compared with low-single-digit growth for conventional products. Despite this growth, the biologicals market was estimated to be approximately US$15 billion in 2024 (Dunhan Trimmer, 2025), representing only 3%-5% of the overall agricultural inputs and underscoring significant headroom for expansion.

The main drivers for adoption include: regulatory policies that either encourage the adoption of bio-based products or restrict the use of chemical products; the need for products that improve soil health and nutrient utilization, yield and crop quality; insects, plant disease and weed resistance towards chemical products; need for greater convenience and flexibility in growing practices; and a need for greater R&D and innovation to meet the growing food security demands and environmental regulations.

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

We believe our product portfolio is well positioned to address these industry drivers.

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

Biotech traits like HB4 can only be launched after a time-consuming breeding process to develop varieties that combine the technology with locally adapted, elite germplasm. We have been developing varieties and are also in the process of incorporating HB4 into strategic partners’ varieties that specifically target areas identified for maximum trait performance.

Our key markets for HB4 wheat in the Southern Cone comprise approximately nine million hectares of wheat planted per year, including Argentina, Latin America’s largest wheat producer and the world’s first country to adopt HB4 drought-tolerant technology, and Brazil, the second largest producer in South America and the country with the greatest potential to increase the planting area by an additional two to three million hectares. Other relevant markets for HB4 wheat are Australia, with approximately twelve million hectares planted with the crop each year and high incidence of water stress events and soil salinity, and the United States, the fourth-largest wheat producer in the world and the largest in the Americas, with approximately 18 million hectares planted per year.

For HB4 soy, our key markets include Argentina, Brazil and the United States, which collectively plant about 100 million hectares of soybeans per year, approximately 75% of the world’s total soybean acreage.

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

At the time of filing, HB4 soy is approved for cultivation and commercialization in Argentina, Bolivia, Brazil, Canada, Paraguay, the United States and Uruguay, together representing over 90% of the global soybean trade. The commercialization of HB4 soybeans for cultivation in Argentina was cleared once China’s approval for food and feed uses was obtained in April 2022. HB4 soy is also approved for food and feed uses in Australia, Colombia, Indonesia, Malaysia, New Zealand, South Africa, Thailand and Philippines. Regulatory submissions of HB4 soy are currently under review in Europe, India, Philippines and Vietnam for food and feed uses and South Africa for cultivation.

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

HB4 Technology Business

The standard commercial method for genetically modified traits is based on trait licensing to multiple breeding companies. These companies commercialize their varieties with the trait through their own channels.

We had initiated, in the past, the HB4 program to multiply HB4 material and at the same time to evaluate product performance, determine product positioning, and conduct field days to showcase the HB4 technology to different stakeholders in the agriculture value chain.

Now, we are looking to expand and reinforce the licensing standard commercial business model, expanding our R&D licensing.

Trends and Performance by Segment

We have a top tier complementary portfolio of products addressing some of the largest and fastest growing segments in the agricultural global market, representing a massive opportunity.

Crop Protection: Adjuvants

According to Woodstone Research & Consulting, the global adjuvants market is valued at US$3.1 billion in 2024 and is projected to reach US$4.0 billion by 2029, at a CAGR of 4.8%.

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

Crop Protection: Biocontrol

The global biocontrol market was estimated at US$9 billion for 2024 and is projected to reach more than US$15 billion by 2029, recording an estimated CAGR of 11% for the forecast period, according to Dunham Trimmer. Europe and the United States are the two largest markets for these products followed by Brazil and China.

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

Biostimulants are among the most rapidly growing categories in agricultural inputs. The market was valued at US$3.5 billion in 2024 and is projected to grow at an estimated CAGR of 11.2% to reach US$5.9 billion by 2029, according to Dunham Trimmer. The largest markets for biostimulants are Europe, North America and China. As in other biologicals, growth is mainly attributed to the increasing impact of climate change, soil degradation and abiotic stress to crops globally.

Crop Nutrition: Biofertilizers

The biofertilizers market was valued at US$2.5 billion in 2024 and is expected to reach US$4.5 billion by 2029, growing at an estimated CAGR of 12.2% during the forecast period, according to Fortune Business Insights. These novel crop nutrition products encourage better uptake of vital nutrients that allow the plant to withstand stresses and increase output.

The acquisition of Pro Farm, with its large portfolio of biofertilizers and growing customer base, has allowed us to expand our product offering in this rapidly expanding market, adding to our existing leading position in the global inoculants market.

The nitrogen-fixing seed inoculants market is projected to increase from US$1.3 billion in 2024 to US$1.7 billion in 2027, according to Markets and Markets, recording an estimated CAGR of 8.1% in value. The South American region, is projected to continue to offer high-growth prospects for seed inoculants use in coming years. Currently, the adoption of seed inoculants is very low in other major markets such as India and China, but interest in these products is growing on a global scale and we expect to play a major role in developing these markets—particularly through our global collaboration with Syngenta.

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

The global market for specialty fertilizers is estimated at US$43.3 billion in 2024 and is expected to reach US$61.0 billion by 2030, growing at an estimated CAGR of 6.1% for the period, according to data by Mordor intelligence. Demand for specialty fertilizers has been increasing as an effective alternative to conventional fertilizers, due to their lower impact on the environment.

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

The global seed market size was estimated at US$72 billion in 2024 and is projected to reach US$ 99.9 billion by 2030, growing at an estimated CAGR of 5.4%, according to Mordor Intelligence. The genetically modified seed market is estimated to be one of the fastest growing markets during the period.

The global genetically modified seeds market size is estimated at approximately US$39.9 billion in 2024 and is projected to reach US$92.4 billion by 2033, growing at an estimated CAGR of 9.8%, according to Market Data Forecast. This increase in the market size of GM seeds underlines the increasing significance and need for agricultural biotechnology.

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

Rizobacter remains a leader in the Argentine adjuvants market with a approximately 30% market share, differentiating itself in a competitive market by introducing new, quality products year after year. The Brazilian market is an attractive market for adjuvants, given the growth in the chemical crop protection market and the strong adoption of improved technologies for crops, and we are addressing this opportunity through a B2B and channel coverage strategy. North America, followed by Europe, are the largest markets for agricultural adjuvants at present, and they are expected to account for a significant proportion of the markets for Rizobacter products in coming years.

Within the soybean inoculants market, Rizobacter is the global leader with an estimated global market share of approximately 20%, followed by other key competitors including Novozymes and Becker Underwood. We expect to continue to expand internationally through our recent agreement with Syngenta. See “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions—Syngenta Exclusive Global Distribution Agreement.”

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

Our Growth Strategy

Our long-term growth strategy is based on an open-architecture approach to technology origination. We identify and access promising technologies from third parties, while forming strategic and capital-efficient partnerships that leverage each party’s strengths to accelerate innovation. This approach allows us to broaden our portfolio without incurring the full costs and risks of end-to-end development and commercialization.

In the near-term, our growth strategy focuses on the following priorities:

Continue Advancing Agricultural Biotechnology and Biological Products

We intend to build upon our portfolio of crop productivity solutions by consolidating our leadership in biologicals and selectively advancing biotechnology assets. Our focus is on microbial technologies and seed traits continuing to pursue an integrated approach in the development of superior yielding products. This integrated approach supports both crop performance and sustainable production practices.

Optimize Manufacturing Capacity

We have made significant investments in recent years to expand and modernize our production footprint. In 2023, we inaugurated a new manufacturing plant for adjuvants in Brazil. The new plant increased our manufacturing capacity four-fold, positioning us to support our expansion plans in the fast-growing Brazilian market. In Argentina, we recently expanded our biologicals production capacity by 60%, also providing us with the necessary installed capacity to meet the needs arising from the international expansion of our inoculants derived from our agreement with Syngenta.

As a result of the Pro Farm Merger, we incorporated two packaging and manufacturing facilities, one in Bangor, Michigan, and the other a third-party manufacturer in Vyborg, Russia, in which we hold a minority ownership interest. At Bangor, we have invested in upgrades to increase production capacity and improve cost efficiency. These investments provide the installed capacity needed to support international expansion.

Commercialize HB4 Traits Through Licensing Partnerships

Our HB4 wheat and HB4 soy traits integrate stress tolerance and weed management into locally adapted germplasms. We believe the product differentiation provided by our unique and varied technologies enhances product value for growers and customers. Following the restructuring of our seed business, we are transitioning to a licensing-driven model, where royalties from HB4 licenses are expected to represent a growing component of our revenues. Strategic partnerships with leading breeders and seed companies will expand the portfolio of HB4 products and increase adoption through third-party commercial channels.

Strengthen International Expansion

We operate through subsidiaries in Argentina, Brazil, the United States, Bolivia, Colombia, France, Paraguay, South Africa, Uruguay, and other markets, supported by a global sales force. Our international footprint provides the foundation to introduce a broader range of crop productivity solutions, including biologicals, adjuvants, and nutrition products, in markets where regulatory approvals and commercial networks are already established. We expect continued international growth to be driven primarily by biologicals, complemented by the expansion of high-value adjuvants and nutrition technologies.

Pursue Strategic Collaborations and Selective Acquisitions

We intend to continue working with our collaboration partners to bring our products to customers in key markets. In addition, we intend to pursue selective acquisitions and in-licensing opportunities that align with our strategic focus, expand our global presence, and provide access to validated later-stage technologies. In evaluating such opportunities, we intend to remain disciplined and prioritize partnerships and transactions that are capital-efficient and synergistic with our existing portfolio.

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

Our licensed patents relating to HB4 soy and HB4 wheat are scheduled to expire in 2039 and 2040, and were filed by Bioceres Group Limited in 2019 and 2020, respectively, within the main countries where our products will be launched once regulatory approvals are received in the future. Patents covering the Coxc5-1 family expire in 2027, and patents for the HB10 family expire in 2030. Additionally, Bioceres owns, through acquisition, the RG (Reduced Gluten), RS (hexaploid and tetraploid), and OX patent families, which expire in 2036, 2033, and 2037, respectively. For other technologies, Bioceres is either the exclusive sublicensee or a non-exclusive licensee. These include patents for herbicide resistance (expiring in 2028), LXR (2028), ZFP (2033), and UHC technology, which comprises an ultra-highly concentrated bacterial liquid soybean inoculant (expiring in 2040). See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Strategy—Our HB4 seed business is dependent predominantly on the success of a technology that we license.”

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

We seek additional protection of our seed and germplasm intellectual property through PVP certificates, which preserve a variety owner’s exclusive rights to sell, reproduce, import, and export a plant variety and our seed. The duration of PVP protection varies among jurisdictions and is 20 years from the time of issue in the United States and 20 and 15 years from the time of issue in Argentina and Brazil, respectively. As of the date of this report, we do not have PVP certificates in the United States. In addition, in Argentina, we have received, as owner and/or as licensee, registrations with the National Cultivar Registry (Registro Nacional de Cultivares) (“RNC”) for 6 wheat varieties, 16 soybean varieties, all of which are authorized for our marketing in Argentina. We are currently seeking registration for 8 soybean varieties and 2 wheat varieties at the RNC. We have also received, as owner and/or as licensee registrations with the Argentinian National Registry of Cultivar Ownership (Registro Nacional de la Propiedad de Cultivares) (“RNPC”) for 16 soybean varieties and 11 wheat varieties at the RNPC. We have also received the registration for 5 soybean varieties and 2 wheat varieties in Uruguay, 3 soybean variety in South Africa, 1 soybean varieties in Paraguay and 1 soybean varieties in Bolivia.

We seek to protect our non-patent intellectual property, such as know-how and regulatory data, through contracts and confidentiality agreements. Know-how generated by the activities of our companies is protected by specific services agreements or employment agreements. Employment agreements include undertakings regarding confidentiality and assignment of inventions and discoveries. Our regulatory data is protected by standard confidentiality and data protection mechanisms. We have over 1,394 trademarks and over 262 trademark applications worldwide.

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

C.Organizational Structure

The following diagram depicts our organizational structure as of June 30, 2025:

The following table identifies our main subsidiaries and joint ventures as of June 30, 2025:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest
Alfalfa Tehcnologies S.R.L. (1)	Argentina	49%	49%
BCS Holding Inc.	USA	100%	100%
Bioceres Crops do Brasil Ltda.	Brazil	100%	100%
Bioceres Crops S.A. (2)	Argentina	90%	90%
Bioceres Semillas S.A.U. (2)	Argentina	80%	80%
Comer. Agrop. Rizobacter de Bolivia S.A. (2)	Bolivia	80%	80%
Glinatur S.A.	Uruguay	100%	100%
Insumos Agroquímicos S.A.	Argentina	61%	61%
Moolec Science SA(1)	Luxembourg	3%	3%
Natal Agro S.R.L.	Argentina	51%	51%
Pro Farm Group, Inc.	USA	100%	100%
Pro Farm International, OÜ	Finland	100%	100%
Pro Farm Michigan Manufacturing LLC	USA	100%	100%
Pro Farm Russia, LLC	Russia	100%	100%
Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda.	Brazil	99%	99%
Pro Farm Technologies, OÜ	Finland	100%	100%
Pro Farm, Inc.	USA	100%	100%
Rifarm Rifarm Mexico S.R.L. de C.V.	Mexico	100%	100%
Rasa Holding LLC	USA	100%	100%
Rizobacter Argentina S.A.	Argentina	80%	80%
Rizobacter Colombia SAS (2)	Colombia	80%	80%
Rizobacter del Paraguay S.A. (2)	Paraguay	80%	80%
Rizobacter do Brasil Ltda. (2)	Brazil	80%	80%
Rizobacter France SAS (2)	France	80%	80%
Rizobacter South Africa (2)	South Africa	80%	80%
Rizobacter Uruguay (2)	Uruguay	80%	80%
Rizobacter USA, LLC (2)	United States	80%	80%
Synertech Industrias S.A. (1) (2)	Argentina	40%	40%
Trigall Australia Pty Ltd (1) (3)	Australia	50%	50%
Trigall Genetics S.A. (1)	Uruguay	50%	50%
Verdeca LLC	USA	100%	100%

Notes: —

(1)	Joint ventures and unconsolidated entities.
(2)	Calculated considering the indirect interests held through Rizobacter. The indirect equity interest participation included in this table is 80% of the direct equity interest participation that Rasa Holding LLC owns in each entity. See “Risks Related to our Business and Strategy—Certain of the Rizobacter shares we own are subject to a judicial injunction that, if decided unfavorably to us, would require us to surrender part of our interest in Rizobacter thereby reducing our equity interest in Rizobacter.”
(3)	Calculated considering the indirect interests held through Trigall Genetics S.A.

D.Property, Plant and Equipment

Our main manufacturing and distribution facilities are located in Pergamino, Buenos Aires province, Argentina. Our manufacturing facilities include (i) the adjuvant formulation plant with 2.1 million gallons in annual production capacity, (ii) one biological production plant with an annual capacity of 1.25 million gallons, as well as a newer biological production plant, with an annual capacity of 0.62 million gallons, (iii) the insecticides and fungicides formulation plant with an annual production capacity of 1 million gallons, (iv) the micro-beaded fertilizer facility with an annual production capacity of 50,000, and (v) over 375,000 square feet of warehouse space for packaging and logistics. We test and conduct trial runs of our key technologies at our main field station located in Pergamino, Argentina, which also has processing capabilities for foundation seed.

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

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023, and the notes thereto, included elsewhere in this report.

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

We applied IAS 29 “Financial reporting in hyperinflationary economies,” which requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy be stated in terms of the current measuring unit at the closing date of the reporting period. For such purpose, the inflation occurred since the acquisition date or the revaluation date, as applicable, must be computed for non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. As of June 30, 2018, the cumulative inflation in Argentina exceeded 100%. Therefore, as of July 1, 2018, the Argentine economy was considered hyperinflationary, in accordance with IAS 29.

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

Also starting in 2022, exports of goods have been frequently subject to a differential higher FX rate conversion when entering and settling their export balances (called “dolar soja” or “dólar blend”) to incentivize the sale and export of agricultural commodities. Such FX rate derives from a blend of the official exchange rate (80%) and the actual FX rate that could be obtained by entering into blue-chip swap transactions (20%). However, it should be noted that, in April 2025, the Government of Javier Milei has eliminated the so-called “Dólar blend”, which means that all export proceeds must now be settled exclusively at the official exchange rate.

During 2022 and 2023, the BCRA modified foreign exchange regulations regarding foreign currency outflows. This amendment had a strong impact, mainly in the access to the FX Market, in the payment of services rendered by non-Argentine residents.

On December 13, 2023, as Javier Milei took office as the new President of the Argentine Republic, the BCRA through Communication “A” 7917, repealed the requirements for import of goods and services, respectively and prior BCRA’s approval to access the FX Market to make import payments of good that are not otherwise regulated to the extent that the other applicable regulatory requirements are met.

On October 2024, Decree No. 953/2024 renamed the former Administración Federal de Ingresos Públicos (AFIP) as the Agencia de Recaudación y Control Aduanero (ARCA).

As from January 27, 2025, export duties for the agricultural sector were reduced temporarily under Decree No. 38/2025, which was then turned into a definitive reduction under Decree 526/2025. On February 2025, the SEDI system was repealed through Joint General Resolution No. 5651/2025 (ARCA and the Secretary of Industry and Commerce). As a result, it is no longer necessary to request prior authorization or await government validation to import goods.

As of September 9, 2025, the following crop exports were subject to the following export duties: soybean and soy products 3.5-26%, corn, wheat, barley, sunflower and sorghum 0-24.5%, corn and wheat flour 2-5.5% and sunflower oil 0-5.5%.

On April 15, 2025, through Communication “A” 8226, the BCRA modified the previous schedule for payments of goods and established that Argentine residents may access the FX Market, without the BCRA’s prior approval, to make payments for imports of goods with customs entry registration as from that date. Such access will be subject to compliance with the general requirements set forth under Argentine foreign exchange regulations.

Regarding export duties, the Executive Branch has not had the authority to increase the applicable export duty rate as from January 1, 2022. In this sense, any export duty applied by the Federal Executive without the due delegation of faculties assigned by the legislature would be rendered unconstitutional by judicial courts. Although the Executive Branch does not have any delegated powers to change export duties, during 2024 and 2025 there have been some sectors (agricultural commodities, dairy, meat products, fruits) that have seen their export duties reduced – sometimes on a temporary basis- by the Federal Executive to promote exports.

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

Results of operations

We have based the following discussion on our consolidated financial statements for the years ended June 2025, 2024 and 2023 included elsewhere in this report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

We have elected to omit certain discussions relating to the earliest of the three years covered by the consolidated financial statements presented. See “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended June 30, 2024, filed on October 30, 2024, for reference to such discussions for the fiscal year ended June 30, 2023, the earliest of the three fiscal years presented.

Comparison of the years ended June 30, 2025 and 2024

The table below illustrates our results of operations for the years ended June 30, 2025 and 2024.

	For the years ended June 30,
	2025	2024(1)

	(in millions of US$)
Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest	335.1	464.8
Cost of sales	(203.4)	(278.2)
Gross Profit	131.7	186.6
Research and development expenses	(14.9)	(17.2)
Selling, general and administrative expenses	(123.1)	(123.7)
Share of profit or loss of joint ventures and associates	(1.1)	4.0
Changes in the net realizable value of agricultural products after harvest	(1.5)	(2.4)
Other income or expenses, net	6.8	(1.5)
Operating profit	(2.2)	45.9
Net financial costs	(55.3)	(34.8)
Profit before income tax	(57.6)	11.1
Income tax	(1.3)	(3.8)
Profit (Loss)	(58.8)	7.3
Other comprehensive (loss) income	(0.7)	(0.8)
Total comprehensive profit(2)	(59.6)	6.5
Non-IFRS measures(3)
Adjusted EBITDA (unaudited)	28.3	81.4

Notes: —

(1)

Figures for the year ended June 30, 2024 have been updated to reflect the final purchase price allocation adjustments incorporated into a business combination accounting as if it has been fully accounted for on the acquisition date. See Note 6 to our audited consolidated financial statements included elsewhere in this report.

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

Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest

Total revenue decreased by US$129.7 million, or 28%, totaling US$335.1 million for the year ended June 30, 2025, compared to our total revenue of US$464.8 for the year ended June 30, 2024. We faced severe challenges in Argentina, one of our key markets, during the year ended June 30, 2025, driven by a combination of factors: (i) extraordinary prior-year sales linked to local currency devaluation, which led distribution channels to accumulate inventories beyond short-term needs; (ii) deteriorating on-farm economics; and (iii) constrained financing availability across the agricultural sector.

Crop Protection. Total revenue decreased by US$41.6 million, or 19%, to US$181.9 million for the year ended June 30, 2025, compared to our total revenue of US$223.5 million for the year ended June 30, 2024, primarily driven by reduced commercialization of third-party products in Argentina, which accounted for US$41.9 million of the total decrease. This trend aligns with our strategic shift toward prioritizing higher-margin proprietary technologies. Meanwhile, bioprotection products saw a US$5.8 million increase, which was nearly offset by a US$5.7 million decline in seed crop protection products.

Crop Nutrition. Total revenue decreased by US$55.3 million, or 38%, to US$89.5 million for the year ended June 30, 2025, compared to our total revenue of US$144.8 million for the year ended June 30, 2024. The decrease was primarily driven by a sharp contraction in micro-beaded fertilizer sales, attributed to reduced corn acreage in Argentina early in the year. This was further compounded by unfavorable farm economics and elevated channel inventories, which constrained purchasing behavior throughout the season and led to a 39% drop in sales volume. The expected reduction of US$15.7 million related to the Syngenta downpayment further weighed on comparisons.

Seed and Integrated Products. Total revenue decreased by US$32.5 million, or 34%, to US$63.9 million for the year ended June 30, 2025, compared to our total revenue of US$96.4 million for the year ended June 30, 2024. The decline reflects the ongoing transition of the HB4 business model toward strategic partnerships. Reduced volumes from the HB4 business accounted for US$31.7 million of total segment sales, highlighting the impact of this shift on overall performance.

Gross profit

Gross profit decreased by US$54.9 million, or 29%, to US$131.7 million for the year ended June 30, 2025, from US$186.6 million for the year ended June 30, 2024. The decrease reflects lower sales across all segments, including a US$15.7 million year-over-year reduction from the Syngenta agreement that carried a 100% gross margin in the year ended June 30, 2024. Even in this challenging context, gross profit performance broadly tracked sales, and the full-year gross margin held stable compared to the prior year. This reflects the relative resilience of the higher-margin proprietary products, where we retained market share and, in some international markets, achieved modest gains.

Crop Nutrition. The Syngenta license payment carries a 100% gross margin; therefore, the US$15.7 million decline had a direct and full impact on gross profit, reducing both the segment’s total gross profit and average gross margin compared to the prior year. Additionally, as described above, the segment was negatively affected by lower fertilizer volumes, which were the primary driver of the overall decline. Margin pressure was further intensified by pricing headwinds in biostimulants and, to a lesser extent, in micro-beaded fertilizers, resulting in segment margins declining from 53% to 48%.

Crop Protection. The decline in gross profit was consistent with lower sales, though less pronounced, resulting in an improved gross margin for the segment. This improvement was mainly driven by a reduction in the commercialization of low-margin third-party products, along with a more favorable product mix. Notably, bioprotection products contributed an additional US$1.6 million, and adjuvants saw a modest margin improvement, further supporting the overall margin expansion.

Seed and Integrated Products. The decrease in gross profit was consistent with the decline in sales and reflects the planned wind-down of the seed business. This transition is part of our strategic shift toward partnerships and trait development, while continuing to sell through existing grain and seed inventories.

Research and development expenses

Research and development expenses, which include ongoing efforts to maintain and continuously update our existing product portfolio, decreased to US$14.9 million in the year ended June 30, 2025, compared US$17.2 million for the year ended June 30, 2024. The reduction reflects a refocusing of resources to prioritize initiatives that balance our long-term growth prospects with nearer-term profitability opportunities.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased slightly by US$0.6 million, to US$123.1 million for the year ended June 30, 2025, from US$123.7 million for the year ended June 30, 2024. The figure reflects a US$6.4 million increase in impairment of receivables, mainly associated with non-recurring events in Bolivia and the HB4 business, and US$3.5 million in one-time workforce streamlining costs, which offset savings achieved through cost-control initiatives and lower variable costs resulting from reduced sales activity.

Share of profit or loss of joint ventures and associates

The result from our share in the profit of joint ventures and associates declined by US$5.1 million, shifting from a profit of US$4.0 million in the fiscal year ended June 30, 2024, to a loss of US$1.1 million in the fiscal year ended June 30, 2025. This loss was primarily driven by an accrued loss of US$0.4 million related to Synertech and a US$0.7 million loss from our participation in Trigall Genetics.

Changes in the net realizable value of agricultural products after harvest

The loss in net realizable value of agricultural products after harvest decreased by US$0.8 million, totaling US$1.5 million for the year ended June 30, 2025, compared to US$2.4 million in the prior year. This reduction reflects the changes in the fair value of agricultural products.

Other income or expenses

Other income totaled US$6.8 million for the year ended June 30, 2025, compared to a loss of US$1.5 million for the year ended June 30, 2024. This improvement reflects the favorable outcome of a transaction involving non-core soybean traits and intellectual property assets. In exchange of Soy ANF trait and a cash payment of US$0.8 million, we received (i) RG and OX Wheat Patents and RS exclusive rights; (ii) the cancellation of all Royalty Payments, which included 25% of the Net Wheat Technology Licensing Revenues and 6% of the Net HB4 Soybean Revenues up to US$10 million; and (iii) the release from any Performance Benchmark Obligations related to the RG, OX, and RS Varieties which amounted to US$8.1 million. This transaction resulted in the accounting of a gain from the exchange of intangible assets of US$7.5 million.

Financial results

Financial costs increased by US$2.0 million, or 7%, to US$28.8 million for the year ended June 30, 2025 from US$26.9 million for the year ended June 30, 2024, primarily due to higher interest expenses stemming from higher market interest rates in Argentina and Brazil as well as the revised terms of the Convertible Secured Guaranteed Notes.

Other financial loss increased by US$18.6 million to US$26.5 million for the year ended June 30, 2025, compared to a loss of US$7.9 million for the year ended June 30, 2024. Results mainly reflect the impact of amendments to the Secured Notes, which resulted in a non-cash increase in the principal balance of US$14.5 million and an accrued prepayment fee of US$4.8 million.

Income tax

Income tax gain decreased to US$1.3 million for the year ended June 30, 2025, from US$3.8 million for the year ended June 30, 2024.

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows:

		Weighted average	Income tax for
	Earnings before	applicable tax	the year
For the year ended June 30, 2025	income tax-rate	rate	ended June 30, 2025
Tax Jurisdiction
Low or null taxation jurisdictions	(9,187,121)	—	—
Loss-making entities	(48,384,516)	27.8%	13,417,515
Total	(57,571,637)	—	13,417,515

The theoretical tax amount, calculated using the weighted average tax rate applicable to the profits of consolidated entities, shifted from a loss of US$2.5 million for the year ended June 30, 2024, to US$13.4 million for the year ended June 30, 2025. This change was primarily driven by a US$9.2 million loss in jurisdictions with low or no taxation, and by higher losses totaling US$48.4 million in other entities where the average applicable tax rate was 27.8% in 2025. In contrast, the US$2.5 million expense recorded in 2024 reflected a US$10.5 million gain in low or no-tax jurisdictions, lower losses in loss-making entities—resulting in a US$8.0 million tax benefit at an average tax rate of 26.9%—and a US$30.4 million gain from profit-making entities, which, at a 34.7% tax rate, led to a US$10.6 million income tax charge.

The tax on the Group’s profit or loss before tax differs from the theoretical amount that would result from applying the weighted average tax rate to the profits of the consolidated entities. For the year ended June 30, 2025, the difference is mainly explained by the derecognition of US$10.9 million in tax loss carryforwards primarily due to a shift in the HB4 program’s business model affecting the allocation of taxable profits, as well as US$ 4.0 million in non-deductible expenses.

Profit or loss for the year

As a result of the foregoing, loss for the year ended June 30, 2025 totaled US$58.8 million compared to a profit of US$7.3 million for the year ended June 30, 2024.

Other comprehensive loss

Other comprehensive loss stood almost flat at US$0.7 million for the year ended June 30, 2025. The loss for the year ended June 30, 2025, and 2024, was entirely explained by foreign exchange differences on translation of foreign operations.

Total comprehensive income

As a result of the foregoing, we recorded a total comprehensive loss of US$59.6 million for the year ended June 30, 2025, compared to an income of US$6.5 million for the year ended June 30, 2024.

Comparison of the years ended June 30, 2024 and 2023

The table below illustrates our results of operations for the years ended June 30, 2024 and 2023.

	For the years ended June 30,
	2024(1)	2023

	(in millions of US$)
Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest	464.8	420.1
Cost of sales	(278.2)	(235.5)
Gross Profit	186.6	184.6
Research and development expenses	(17.2)	(15.3)
Selling, general and administrative expenses	(123.7)	(113.0)
Share of profit of joint ventures and associates	4.0	1.2
Changes in the net realizable value of agricultural products after harvest and other income or expenses, net	(3.9)	(3.3)
Operating profit	45.9	54.2
Net financial costs	(34.8)	(35.1)
Profit before income tax	11.1	19.1
Income tax	(3.8)	1.1
Profit (Loss)	7.3	20.2
Other comprehensive (loss) income	(0.8)	(0.8)
Total comprehensive profit(2)	6.5	19.3
Non-IFRS measures(3)
Adjusted EBITDA (unaudited)	81.4	81.2

Notes:—

(1)	Figures for the year ended June 30, 2024 have been updated to reflect the final purchase price allocation adjustments incorporated into a business combination accounting as if it has been fully accounted for on the acquisition date. See Note 6 to our audited consolidated financial statements included elsewhere in this report.
(2)	Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.
(3)	We define Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses. Adjusted EBITDA is a non-IFRS measures. For a complete presentation of the reconciliation, see the section entitled “—Non-IFRS Financial Measures.”

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

Gross profit

Gross profit remained nearly flat compared to the year before, increasing by US$2.2 million, or 1.2%, to US$186.6 million for the year ended June 30, 2024, from US$184.6 million for the year ended June 30, 2023 primarily due to the lower contribution of the Syngenta compensatory payment.

Crop Nutrition. In addition, the Syngenta license payment entails a 100% gross margin, and the US$17.2 million decline translates directly into gross profit, lowering Crop Nutrition segment’s gross profit and average gross margin, compared to last year.

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

Research and development expenses

Research and development expenses, which include ongoing efforts to maintain and continuously update our existing product portfolio, remained nearly flat at 4% of revenue in the year ended June 30, 2024, compared to the year ended June 30, 2024, totaling US$17.2 million for the year ended June 30, 2024 compared to US$15.3 million for the year ended June 30, 2023.

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

When excluding depreciation and amortization, transaction expenses and share-based incentives fixed selling, general and administrative expenses remained nearly flat at nearly US$72.0 million as a result of deliberate cost management actions across multiple geographies, while variable expenses increased to US27.8 million in the year ended June 30, 2024 from US$22.6 million in the year ended June 30, 2023, in connection with sales performance. Main increases were related to sale taxes in the amount of US$2.7 million and freight and haulage expenses in the amount of US$2.2 million.

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

Changes in the net realizable value of agricultural products after harvest and other income or expenses, net

The changes in the net realizable value of agricultural products after harvest, along with other net income or expenses increased by US$0.6 million reaching a loss of US$3.9 million for the year ended June 30, 2024 compared to US$3.3 million for the year ended June 30, 2023. These results are presented together as they reflect changes in the fair value of agricultural products and their commercialization. The increase was primarily driven by higher volumes of grain sold and a decline in international prices during the period.

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

The theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities changed from a gain of US$1.3 million for the year ended June 30, 2023, to an expense of US$2.5 million for the year ended June 30, 2024 primarily due to higher profitability in profit-making entities where the average tax rate ranged at nearly 34% of US$20.0 million, a lower gain of US$19.3 million in low or null taxation jurisdictions, offset by higher losses of US$8.1 million in loss-making entities where the average tax rate ranged from 23.3% for the year ended June 30, 2023 and 26.9% for the year ended June 30, 2024.

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows:

		Weighted	Income tax for
	Earnings before	average applicable	the year ended
	income tax-rate	tax rate	June 30, 2024
Tax Jurisdiction
Low or null taxation jurisdictions	10,464,257	—	—
Profit-making entities	30,435,214	34.7%	10,560,379
Loss-making entities	(29,831,873)	26.9%	(8,027,426)
Total	11,067,598		2,532,953

Profit for the year

As a result of the foregoing, profit for the year ended June 30, 2024 totaled US$7.3 million compared to US$20.2 million for the year ended June 30, 2023.

Other comprehensive loss

Other comprehensive loss stood flat at US$0.8 million for the year ended June 30, 2024. The loss for the year ended June 30, 2024, was entirely explained by foreign exchange differences on translation of foreign operations.

Total comprehensive income

As a result of the foregoing, we recorded a total comprehensive income of US$6.5 million for the year ended June 30, 2024, compared to US$19.3 million for the year ended June 30, 2023.

Non-IFRS Financial Measures

We supplement the use of IFRS financial measures in this report with non-IFRS financial measures, including Adjusted EBITDA.

These non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, these non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non - IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These non-IFRS financial measure should only be used to evaluate our results of operations in conjunction with the most comparable IFRS financial measures.

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

The table below provides a reconciliation of our income or loss for the period/year to Adjusted EBITDA:

	Year Ended June 30,
	2025	2024	2023

	(in millions of US$)
Reconciliation of Net Loss to Adjusted EBITDA:
Profit (Loss)	(58.8)	7.3	20.2
Income tax	1.3	3.8	(1.1)
Financial results	55.3	34.8	35.1
Depreciation of property, plant and equipment	11.0	9.2	8.4
Amortization of intangible assets	11.1	12.1	11.0
Share-based incentive	4.4	14.1	3.4
Transactional expenses	4.0	0.1	4.2
Adjusted EBITDA (unaudited)	28.3	81.4	81.2

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

As of June 30, 2025, our total indebtedness was US$260.2 million, of which approximately 15% consisted of long-term obligations. Cash and cash equivalents, short-term deposits and other short-term investments represented approximately 16% of the current portion of debt. As of June 30, 2025, our cash and cash equivalents amounted to US$32.7 million, and we held other current financial assets that amounted to US$1.9 million.

Additionally, in June 2025, Bioceres S.A.—a wholly owned subsidiary of Bioceres Group Limited, formerly our ultimate controlling parent—defaulted on a portion of its financial debt. This created a context of uncertainty in our financial partnership with local banks in Argentina. As a result, by the end of August 2025, such banks suspended our access to previously available credit lines, requiring us to rely on cash generated from operating activities to meet financial obligations. Moreover, due to the adverse market conditions described elsewhere in this annual report, our performance metrics were negatively impacted, resulting in a breach of the ratio thresholds stipulated in the Secured Notes, which were addressed by the First Amendment to the Non-Convertible Note Purchase Agreement and First Amendment to the Convertible Note Purchase Agreement. See “Item 10. Additional Information—C. Material Contracts—Issuance of Notes due 2026 and 2027.” As of the date of this annual report, we have not received any acceleration notices. However, as of June 30, 2025, we were unable to demonstrate an unconditional right to defer settlement of the liability for at least twelve months.

We are actively pursuing several alternatives to address our current financial situation. Notably, we have made substantial progress in optimizing our working capital and realigning our cost structure to reflect current market conditions. While discussions remain open regarding a new long-term facility or capital raise, we are also engaging with local Argentine banks to refinance current debt and restore confidence in our business. The generation of cash flow over the next twelve months depends on the success of these initiatives, which cannot be guaranteed as they rely on factors not entirely within our control. See Note 2 to our audited consolidated financial statements included elsewhere in this report.

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

Statement of Cash Flows

The tables below illustrate our statement of cash flows for the years ended June 30, 2025 and 2024:

	Year Ended June 30,
	2025	2024

	(in millions of US$)
Statement of cash flows
Net cash flows generated by operating activities	49.9	41.7
Net cash flows used in investing activities	(6.2)	(28.7)
Net cash flows (used in) generated by financing activities	(50.7)	(10.1)
Net (decrease) in cash and cash equivalents	(6.9)	2.9
Effect of exchange rate changes on cash and equivalents	(4.8)	(6.6)

As a result of the conditions described above, we currently rely primarily on cash generated from operating activities to meet financial obligations. We cannot provide assurance that funds from operations, the availability of liquid financial assets, and our access to external borrowing through the financial markets will be sufficient to satisfy our working capital needs, finance our planned capital spending program, service our debt obligations, and address short-term changes in business conditions over the next twelve months without securing additional financing or successfully implementing our restructuring initiatives.

Our financial statements for the year ended June 30, 2025, state that substantial doubt exists about our ability to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and our investors may suffer the loss of all or a part of their investment. See Note 2 to our audited consolidated financial statements included elsewhere in this report.

Net cash flows generated by operating activities

Cash generated by operating activities for the year ended June 30, 2025 amounted to US$49.9 million. Loss of the year amounted to US$58.8 million, before financial results of US$55.3 million, income tax of US$1.3 million, depreciation and amortization of US$22.2 million, share-based incentives of US$4.4 million and transactional expenses of US$4.0 million, totaling US$28.3 million. The remaining cash flow was generated by working capital, contributing US$19.4 million, mainly driven by inventories and biological assets of US$34.9 million and trade receivables of US$25.5 million, partially offset by increases in trade and other payables of US$32.0 million and income tax payments of US$7.0 million.

While days of sales outstanding increased by 13%, days of inventory outstanding decreased by 5% as of June 30, 2025, both compared to the year ended June 30, 2024. Days payables outstanding increased by 5% as of June 30, 2025, compared to the year ended June 30, 2024.

Cash generated by operating activities for the year ended June 30, 2024 amounted to US$41.7 million. Earning before financial results, income tax, depreciation and amortization, share-based incentives and transactional expenses amounted to US$81.4 million was offset by US$39.6 million of working capital outflow. The net cash flows used for working capital was mainly driven by an increase in trade receivables of US$46.7 million and a reduction of deferred revenue and advances from customers of US$21.1 million that was offset by a decrease in inventories and an increase in trade and other payables for US$14.2 million.

Net cash flows used in investing activities

Cash used in investing activities for the year ended June 30, 2025 amounted to US$6.2 million. This was primarily attributable to net investments in property, plant and equipment of US$5.6 million and purchases and capitalized development expenditures relating to intangible assets of US$9.0 million, that was partially offset by US$8.0 million of net proceeds from financial assets.

Cash used in investing activities for the year ended June 30, 2024 amounted to US$28.7 million and was primarily attributable to net investments in property, plant and equipment of US$9.5 million and purchases and capitalized development expenditures relating to intangible assets of US$13.0 million and net investment in financial assets of US$6.3 million.

Net cash flows used in financing activities

Cash used in financing activities for the year ended June 30, 2025 amounted to US$50.7 million and consisted mainly of net payments from borrowings and leased assets payments.

Cash used in financing activities for the year ended June 30, 2024 amounted to US$10.1 million and consisted mainly of net payments from borrowings and leased assets payments.

Indebtedness

As of June 30, 2025, our total outstanding borrowings, including interest accrued, were US$157.9 million, which consists of US$119.7 million of current borrowings, including US$93.7 million of the short-term portion of long-term loans, US$25.3 million in corporate bonds and US$0.7 million in trust debt securities, US$39.2 million of non-current borrowing, which includes corporate bonds of US$25.9 million and borrowings of US$12.3 million.

Additionally, as of June 30, 2025, we had US$102.3 million from the Notes classified as current. Due to a breach of financial covenants associated with the Notes, we were unable to demonstrate an unconditional right to defer settlement of the liability for at least twelve months. As a result, the Notes were reclassified as a current liability as of June 30, 2025. See Note 7.13 to our audited consolidated financial statements included elsewhere in this report.

As of June 30, 2025, our indebtedness denominated in U.S. dollar totaled US$237.1 million, which bear a fixed weighted average interest rate of 10.6%. Our borrowings denominated in Argentine Pesos totaled US$2.0 million that bear a fixed weighted average interest rate of 46.6%. Our borrowings denominated in Brazilian reais totaled US$21.1 million and bear a fixed weighted average interest rate of 18.2%.

As of June 30, 2025, US$157.9 million (or 61%) of our total outstanding borrowings were unsecured and US$102.3 million (or 39%) were secured.

Issuance of Notes

See “Item 10. Additional Information—C. Material Contracts— Issuance of Notes due 2026 and 2027.”

Public Corporate Bonds

Below is a summary of public corporate bonds outstanding as of June 30, 2025:

Sector	US$million	Rate	Maturity
VIII – Class B	5.0	3.98%	February 10, 2026
IX – Class A	13.0	5.0%	June 28, 2026
IX – Class B	7.0	7.5%	June 28, 2026
X – Class A	2.4	7.0%	November 28, 2026
X – Class B	23.5	8.0%	November 28, 2027

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

Series X

On November 25, 2024, we issued US$25.9 million Series X corporate bonds in Argentina. The bonds were issued in two tranches: the Class A bonds mature in November 2026 and accrue interest at a rate of 7.0% and the Class B bonds mature in November 2027 and accrue interest at a rate of 8.0%.

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

On March 28, 2025, we agree to transfer all rights, licenses, and materials containing or pertaining to the soy ANF trait and pay US$750,000 to a Arcadia Biosciences Inc in exchange for (i) RG and OX Wheat Patents and RS exclusive rights; (ii) the cancellation of all royalty payments, which included 25% of the net wheat technology licensing revenues and 6% of the net HB4 soybean revenues up to US$10 million; and (iii) the release from any performance benchmark obligations related to the RG, OX, and RS varieties which amounted to US$8.1 million. Therefore, as of June 30, 2025, payment related to the acquisition of Verdeca and other intangibles assets was cancelled.

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

On August 31, 2022, the fixed price per share of the Insuagro Tender Offer increased by US$0.965 based on the Adjusted EBITDA (as defined in the share exchange agreement) for the year ended June 30, 2022.

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

In order to provide an understanding of the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our accounting policies in Note 4 and the critical accounting judgments and estimates in Note 5 to our audited consolidated financial statements included elsewhere in this report.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

Directors

As of the date of this annual report, the following persons (with ages as of the date of this report) were the directors and executive officers of Bioceres Crop Solutions.

Our Executive Officers and Directors

Name(1)(2)	Age	Position	Initial Appointment
Federico Trucco, Ph.D.	48	Chief Executive Officer and Executive Director	February 27, 2019
Natalia Zang	49	Non-Executive Director	February 27, 2019
Yogesh Mago	44	Non-Executive Director	July 12, 2022
Antonio Simon Vumbaca	54	Non-Executive Director	November 5, 2025

Note:—

(1)	On June 18, 2025, former members of our board, Gloria Montaron Estrada, Enrique Lopez Lecube, and Keith McGovern, were substituted by Milen Marinov, Noah Kolatch, and Scott Crocco, who were nominated by certain holders of the Secured Convertible Guaranteed Notes pursuant to the board nomination rights under the First Amendment to the Convertible Note Purchase Agreement. As of June 30, 2025, our board of directors consisted of Federico Trucco, Natalia Zang, Milen Marinov, Yogesh Mago, Noah Kolatch, and Scott Crocco. See “Item 10. Additional Information—C. Material Contracts—Issuance of Notes due 2026 and 2027—Convertible Secured Guaranteed Notes.”
(2)	Milen Marinov, Noah Kolatch, and Scott Crocco subsequently resigned from our board of directors on August 31, 2025, September 30, 2025, and October 10, 2025, respectively. Pursuant to the First Amendment to the Convertible Note Purchase Agreement, we remain obligated to nominate individuals designated by the noteholders, as reasonably acceptable to our members of the board of directors, for as long as the Secured Convertible Guaranteed Notes remain outstanding.

On August 20, 2025, Mr. Lopez Lecube renounced his appointment as our Chief Financial Officer, and Scott Crocco, a member of our board of directors, was nominated solely to assist in managing our finance departments on an interim basis. On October 10, 2025, Scott Croco resigned from our board of directors. As of the date of this annual report, we have established an ongoing market search for a new Chief Financial Officer.

On November 5, 2025, Mr. Alejandro Villafane was appointed as our Principal Accounting Officer.

Biographical information for each member of our board of directors is set forth below.

Federico Trucco. Mr. Trucco, Ph.D., has served as chief executive officer of Bioceres Group Limited since June 2011 and our chief executive officer since our listing in February 2019. He was also appointed as a member of Bioceres S.A.’s board of directors in December 2014 and President of Bioceres LLC (formerly Bioceres Inc.) in February 2012. He previously served in various positions at INDEAR including as general manager from 2009 to 2011, director of product development from 2008 to 2009 and research team leader of the Amaranth project from 2005 to 2009. Dr. Trucco also serves as president of Rasa Holding LLC, director and president of BCS Holding Inc., manager of Verdeca, director of Trigall, director of Rizobacter Argentina, president of Bioceres Semillas, president of Bioceres Crops S.A. (formerly SEMYA), director of Synertech Industrias S.A., director of Heritas S.A. and director of Moolec Science Ltd. Dr. Trucco received a Ph.D. in crop sciences and a CBA from the University of Illinois, a Master of Science degree in plant pathology and weed science from the Colorado State University and a bachelor’s degree in biochemistry from the Louisiana State University. In 2018, Mr. Trucco was recognized with the Konex Award for business innovation for 2008-18, one of Argentina’s most prestigious leadership prizes. He was also recognized with the EY Entrepreneur of the Year Award for Argentina in 2019. Mr. Trucco was appointed President of the Argentine Chamber of Biotechnology in 2020.

Natalia Zang. Ms. Zang is a business leader with more than 28 years of experience in private equity, venture capital and corporate finance in Latin America, Europe and Australia. Ms. Zang has served as a Bioceres Crop Solutions Corp. non-executive director and chair of the audit committee since March 2019. She also served as a non-executive director of Moolec Science, chair of the audit and compensation committee until June 2025. She currently advises Gameto, a women-led biotech company developing treatment solutions to improve women’s reproductive health and Kuvia, a startup using AI to detect biomarkers directly from digitized tissue images. Previously, Ms. Zang held C level positions in several industries, including biotech, real estate, retail and mining. Ms. Zang is a sought-after lecturer on business and women’s leadership issues, and she is active in mentoring programs for students and women entrepreneurs. Ms. Zang received a master’s degree in finance from the UCEMA and a bachelor’s degree in business administration from the Universidad Torcuato Di Tella.

Yogesh Mago. Mr. Mago has served as our non-executive director since July 12, 2022. He has been a senior advisor for Ospraie Ag Science LLC, following the closing of the Pro Farm Merger one of our shareholders, since October 2016 and has over 15 years of experience in investing across a variety of industries globally, including agriculture, travel, consumer, transportation, industrials and real estate. Mr. Mago is the president and co-founder of Operation Water Inc., a nonprofit organization that aims to deliver sustainable access to clean water in impoverished countries through the development of scalable infrastructure projects. In addition, he is on the Advisory Board of Girl Rising, the nonprofit organization behind the worldwide social action campaign for girls’ education and empowerment. Mr. Mago has a Bachelor’s degree in Finance and International Business from New York University.

Antonio Simon Vumbaca. Mr. Vumbaca serves as our non-executive director since November 5, 2025. Mr. Vumbaca specializes in high-stakes strategies, focused on cross-border structuring, geopolitical maneuvering, and crisis arbitration. He advises sovereigns, ultra-high-net-worth families, and global enterprises. Mr. Vumbaca chairs AIG’s Board and serves as non-executive director of Elemental Altus (ELE). As multi-jurisdictional lawyer, Mr. Vumbaca delivers precision-driven leadership in governance and strategic resilience. Mr. Vumbaca received a degree in Law from the Université Paris II Panthéon-Assas.

B.Compensation

Remuneration of Directors and Senior Management

The aggregate compensation, including benefits in kind, accrued or paid to our senior management with respect to the year ended June 30, 2025, for services in all capacities was US$2.2 million. In addition, in the year ended June 30, 2025, the accrual expense related to share-based incentives to our directors and senior management amounted to US$0.5 million of our ordinary shares.

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

Amount set aside for pension, retirement or similar benefits

The total amounts set aside or accrued by us to provide pension, retirement or similar benefits was US$0.2 million for the fiscal year ended June 30, 2025.

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

C.Board Practices

Our articles of association (the “Articles”) provide that the board of directors must be comprised of at least one member. As of June 30, 2025, our board consisted of six directors. Each of our directors will have a term that expires at our annual general meeting, or until their respective successors are duly appointed and qualified, or until their earlier resignation, removal or death. None of our directors have service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

At our annual general meeting held on October 24, 2024, six directors were appointed to serve on our board of directors through our annual general meeting to be held in 2025: (i) Federico Trucco, (ii) Gloria Montaron Estrada, (iii) Enrique Lopez Lecube, (iv) Natalia Zang, (v) Keith McGovern and (vi) Yogesh Mago. In addition, our consolidated financial statements for the year ended June 30, 2025 were approved and Price Waterhouse & Co. S.R.L. (“PwC”) was reappointed as our independent registered public accounting firm.

On June 24, 2025, Enrique Lopez Lecube, Gloria Montaron and Keith McGovern resigned from their position as members of the board of directors, followed by the appointment of Milen Marinov, Noah Kolatch and Scott Crocco as new members.

On August 31, 2025, Milen Marinov resigned as our Chief Commercial Officer and as a member of our board of directors. On September 30, 2025, and October 10, 2025, Noah Kolatch and Scott Croco, respectively, resigned as members of our board of directors. As of the date of this report, no subsequent appointments have been made by the holders of the Secured Convertible Guaranteed Notes to fill these vacancies. On November 5, 2025, Antonio Simon Vumbaca was appointed to serve on our board of directors, and, as of the date of this annual report, our board of directors is composed by Federico Trucco, Natalia Zang, Yogesh Mago and Antonio Simon Vumbaca.

We have ceased to be a “controlled company” for purposes of the Nasdaq rules. As a result, the Nasdaq rules require that our board of directors, compensation and nominating and governance committees be independent. However, we rely on our home country’s practices, in lieu of these requirements, which do not require us to have a majority of our board of directors to be independent, permit our nominating and governance committee to be comprised of shareholder representatives and do not require us to hold regular executive sessions in which only independent directors shall be present.

Audit Committee

As of June 30, 2025, our audit committee consisted of Natalia Zang, Yogesh Mago and Scott Crocco, with Natalia Zang serving as the chair of the audit committee. On October 10, 2025, Scott Crocco resigned from our board of directors, and, on November 5, 2025, Antonio Simon Vumbaca was nominated as a new member of the board of directors. As of the date of this annual report, our audit committee is composed by Natalia Zang, Yogesh Mago and Antonio Simon Vumbaca.

Each of Yogesh Mago, Antonio Simon Vumbaca and Natalia Zang meets the applicable audit committee independence standards. Natalia Zang qualifies as an “audit committee financial expert,” as such term is defined in applicable SEC rules.

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

Compensation Committee

As of June 30, 2025, our compensation committee consisted of Scott Crocco, Noah Kolatch and Yogesh Mago, with Noah Kolatch serving as the chair of the compensation committee.

On September 30, 2025, and October 10, 2025, Noah Kolatch and Scott Croco, respectively, resigned as members of our board of directors. On November 5, 2025, Antonio Simon Vumbaca was nominated as a new member of our board of directors. As of the date of this annual report, our compensation committee is composed by Natalia Zang, Yogesh Mago and Antonio Simon Vumbaca, with Antonio Simon Vumbaca serving as the chair of the compensation committee.

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

Nominating and Governance Committee

As of June 30, 2025, our nominating and governance committee consisted of Federico Trucco, Yogesh Mago and Natalia Zang, with Yogesh Mago serving as the chair of the nominating and governance committee. As of the date of this annual report, the members of our nominating and governance committee remain the same.

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

	As of June 30,
	2025	2024	2023
Management, administrative and manufacturing	478	577	462
Sales	221	291	222
Argentina	123	178	114
Brazil	46	54	51
Rest of Latin America	21	24	16
North America, Europe and Asia	31	35	41
Research and development services	52	115	106
Total	751	983	790

Our management and administrative employees are mainly located in Argentina, while our research and development services employees are located mainly in Argentina and the United States.

E.Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of November 7, 2025, by our directors and senior management and major shareholders. For the purposes of this table, a person is deemed to have “beneficial ownership” of any ordinary shares on a given date in which such person has the right to acquire within the 60 days after such date. For the purpose of computing the percentage of outstanding ordinary shares held by each person, or group of persons, named below on a given date, any security which such person or persons have the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. They have the same voting rights as all other holders of ordinary shares.

Beneficial owners	Number of shares	% owned (1)
Federico Trucco	376,063	*
Natalia Zang	2,000	*
Yogesh Mago	55,399	*
Antonio Simon Vumbaca	—	—
5% Shareholders
Bioceres Group Limited(2)	6,265,240	9.9%
Bioceres LLC(3)	6,221,079	9.8%
Ospraie Management LLC	6,233,590	9.8%
Fourth Sail Capital LP(4)	4,627,669	7.3%
Jasper Lake Ventures One LLC(5)	7,482,961	11.8%
Solel Partners LP	4,579,364	7.2%
Agriculture Investment Group Corp	10,694,669	16.9%

Notes:—

*Less than 1%.

(1)	Percentages calculated based on 63,228,239 ordinary shares outstanding as of June 30, 2025.
(2)	Bioceres Group Limited may be deemed to be the beneficial owner of ordinary shares held by Bioceres LLC, which is an indirect wholly-owned subsidiary of Bioceres Group Limited. Accordingly, Bioceres Group Limited may be deemed to beneficially own 6,221,079 shares through its subsidiaries, plus an additional 44,161 shares held directly.
(3)	Represents ordinary shares and the shared power to vote 3,076,079 ordinary shares pursuant to Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp., held by Bioceres LLC, a limited liability company formed under the laws of Delaware, with its registered office at 1209 Orange Street, Wilmington 19801-1120, County of New Castle, and an affiliate of Bioceres Group Limited.
(4)	Represents (i) 1,104,956 ordinary shares held by Fourth Sail Discovery LLC, and (ii) 3,522,713 ordinary shares held by Fourth Sail Long Short LLC, which are affiliates of Fourth Sail Capital LP. Accordingly, Fourth Sail Long Short LLC may be deemed to beneficially own 4,627,669 ordinary shares.
(5)	Represents (i) 397,000 ordinary shares held by Jasper Lake Ventures One LLC, a limited liability company formed under the laws of Delaware, with its registered office at 930 Sylvan Avenue, Suite 140, Englewood Cliffs, NJ 0763, and (ii) 7,085,961 ordinary shares issuable upon the conversion of the Notes pursuant to the First Amendment to the Convertible Note Purchase Agreement, dated June 18, 2025, by and among Bioceres Crop Solutions Corp., Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp, Liminality Partners LP, the Holders from time to time party thereto and Wilmington Savings Fund Society, FSB, as collateral agent.

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

We were informed of the following significant changes in the percentage ownership held by our major shareholders during the past three years:

●	On October 29, 2025, Agriculture Investment Group Corp. and Granosur Holding Limited, an affiliate of Agriculture Investment Group Corp., filed a Schedule 13D/A. Agriculture Investment Group Corp. and Granosur Holding Limited reported beneficial ownership of an aggregate of 10,694,669 ordinary shares, representing 17.05% of our share capital.
●	On October 29, 2025, Agriculture Investment Group Corp. filed a Schedule 13G. Agriculture Investment Group Corp. reported beneficial ownership of an aggregate of 3,430,653 ordinary shares, representing 5.47% of our share capital.
●	On October 28, 2025, Bioceres Group Limited and Bioceres LLC, an affiliate of Bioceres Group Limited, filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 6,265,240 ordinary shares, representing 10% of our share capital. Bioceres LLC reported beneficial ownership of 6,221,079 ordinary shares, representing 9.9% of our share capital. Bioceres Group Limited and Bioceres LLC reported beneficial ownership of an aggregate of 6,265,240 ordinary shares, representing 10% of our share capital.
●	On October 1, 2025, Jasper Lake Ventures One LLC, and Noah Kolatch, director and principal of Jasper Lake Ventures One LLC, filed a Schedule 13D/A. Jasper Lake Ventures One LLC reported beneficial ownership of 7,482,961 ordinary shares, representing 10.7% of our share capital.
●	On September 18, 2025, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 12,508,975 ordinary shares, representing 19.9% of our share capital. Bioceres LLC reported a holding or having the right to receive an aggregate of 12,438,190 ordinary shares, representing 19.8% of our share capital. THEO I SCSp ceased to be a reporting person under the Schedule 13D/A.
●	On August 13, 2025, BAF Latam Credit Fund B.V. filed a Schedule 13G, reporting beneficial ownership of 3,461,430 ordinary shares, representing 5.5% of our share capital.
●	On August 8, 2025, Jasper Lake Ventures One LLC, and Noah Kolatch, director and principal of Jasper Lake Ventures One LLC, filed a Schedule 13D. Jasper Lake Ventures One LLC reported beneficial ownership of 7,382,919 ordinary shares, representing 10.6% of our share capital. Noah Kolatch reported beneficial ownership of 7,382,919 ordinary shares, representing 10.6% of our share capital.
●	On August 7, 2025, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 15,497,402 ordinary shares, representing 24.7% of our share capital. Bioceres LLC reported a holding or having the right to receive an aggregate of 7,482,961 ordinary shares, representing 23.8% of our share capital. THEO I SCSp reported beneficial ownership of 437,500 ordinary shares, representing 0.7% of our share capital.
●	On August 4, 2025, Draco I Latam SPC Ltd, Draco Capital Investment Management Company Ltd and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G. Draco I Latam SPC Ltd, Draco Capital Investment Management Company Ltd and Draco I Event Opportunity Segregated Portfolio reported beneficial ownership of 6,125,000 ordinary shares, representing 9.7% of our share capital.

●	On July 9, 2025, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 21,637,402 ordinary shares, representing 34.4% of our share capital. Bioceres LLC reported beneficial ownership of 18,066,617 ordinary shares, representing 28.7% of our share capital. THEO I SCSp reported beneficial ownership of 3,500,000 ordinary shares, representing 5.6% of our share capital.
●	On June 10, 2025, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 25,115,102 ordinary shares, representing 40.0% of our share capital. Bioceres LLC reported beneficial ownership of 18,468,238 ordinary shares, representing 29.4% of our share capital. THEO I SCSp reported beneficial ownership of 3,500,000 ordinary shares, representing 5.6% of our share capital.
●	On May 9, 2025, Fourth Sail Capital LP, Ariel Merenstein, Fourth Sail Discovery LLC, Fourth Sail Long Short LLC, Fourth Sail Capital US LP and Tordesilhas Capital Gestora De Recursos Ltda. filed a Schedule 13G. Fourth Sail Capital LP, Ariel Merenstein, Fourth Sail Capital US LP and Tordesilhas Capital Gestora De Recursos Ltda. reported beneficial ownership of 4,627,669 ordinary shares, representing 7.4% of our share capital. Fourth Sail Long Short LLC reported beneficial ownership of 3,522,713 ordinary shares, representing 5.6% of our share capital. Fourth Sail Discovery LLC reported beneficial ownership of 1,104,956 ordinary shares, representing 1.8% of our share capital.
●	On March 28, 2025, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 27,687,118 ordinary shares, representing 44.1% of our share capital. Bioceres LLC reported beneficial ownership of 21,040,254 ordinary shares, representing 33.5% of our share capital. THEO I SCSp reported beneficial ownership of 3,500,000 ordinary shares, representing 5.6% of our share capital.
●	On February 10, 2025, Fourth Sail Capital LP, Ariel Merenstein, Fourth Sail Discovery LLC, Fourth Sail Long Short LLC, Fourth Sail Capital US LP and Tordesilhas Capital Gestora De Recursos Ltda. filed a Schedule 13G. Fourth Sail Capital LP, Ariel Merenstein, Fourth Sail Capital US LP and Tordesilhas Capital Gestora De Recursos Ltda. reported beneficial ownership of 3,698,961 ordinary shares, representing 5.9% of our share capital. Fourth Sail Long Short LLC reported beneficial ownership of 2,750,182 ordinary shares, representing 4.4% of our share capital. Fourth Sail Discovery LLC reported beneficial ownership of 948,779 ordinary shares, representing 1.5% of our share capital.
●	On January 6, 2025, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 28,514,006 ordinary shares, representing 45.4% of our share capital. Bioceres LLC reported beneficial ownership of 18,443,191 ordinary shares, representing 29.3% of our share capital. THEO I SCSp reported beneficial ownership of 3,500,000 ordinary shares, representing 5.6% of our share capital.
●	On September 20, 2024, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 29,589,787 ordinary shares, representing 47.1% of our share capital. Bioceres LLC reported beneficial ownership of 18,588,021 ordinary shares, representing 29.6% of our share capital. THEO I SCSp reported beneficial ownership of 4,076,898 ordinary shares, representing 6.5% of our share capital.
●	On March 25, 2024, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 30,830,632 ordinary shares, representing 49.1% of our share capital. Bioceres LLC reported beneficial ownership of 23,903,241 ordinary shares, representing 38.1% of our share capital. THEO I SCSp reported beneficial ownership of 5,000,000 ordinary shares, representing 8.0% of our share capital.
●	On February 14, 2024, Solel Partners LP filed a Schedule 13G/A reporting beneficial ownership of 4,579,364 ordinary shares, representing 7.3% of our share capital.
●	On January 25, 2023, Ardsley Advisory Partners LP, Ardsley Advisory Partners GP LLC, Ardsley Partners I GP LLC, Philip J. Hempleman and Ardsley Partners Renewable Energy Fund, L.P. filed a Schedule 13G. Ardsley Advisory Partners LP, Ardsley Advisory Partners GP LLC, Ardsley Partners I GP LLC and Philip J. Hempleman reported beneficial ownership of 1,854,000 ordinary shares, representing 3.0% of our share capital. Ardsley Partners Renewable Energy Fund, L.P. reported beneficial ownership of 1,845,000, representing 2.9% of our share capital.
●	On November 18, 2022, DRACO Capital Investment Management Company S.A. and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G/A reporting beneficial ownership of 215,000 ordinary shares, representing 0.3% of our share capital.
●	On November 17, 2022, Bioceres S.A., Bioceres LLC and THEO I SCSp filed a Schedule 13D/A reporting beneficial ownership of 31,560,683 ordinary shares, representing 50.2% of our share capital.

●	On August 4, 2022, DRACO Capital Investment Management Company S.A. and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G/A reporting beneficial ownership of 8,376,900 ordinary shares, representing 13.5% of our share capital.
●	On July 25, 2022, Bioceres LLC, Bioceres S.A. and THEO I SCSp filed a Schedule 13D/A reporting beneficial ownership of 23,554,111 ordinary shares, representing 37.8% of our share capital.
●	On July 15, 2022, Ospraie Ag Science LLC, Ospraie Management, LLC, Ospraie Holding I, LP, Ospraie Management, Inc., OAS MM, LLC and Dwight Anderson filed a Schedule 13G reporting beneficial ownership of 6,233,590 ordinary shares, representing 10.0% of our share capital.
●	On April 5, 2022, Bioceres LLC, Bioceres S.A. and THEO I SCSp filed a Schedule 13D/A reporting a beneficial ownership of 23,487,020 ordinary shares, representing 51.2% of our share capital.
●	On February 14, 2022, DRACO Capital Investment Management Company S.A. and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G/A reporting a beneficial ownership of 8,158,878 ordinary shares, representing 19.9% of our share capital.

Difference in Voting Rights

All of our ordinary shares have the same voting rights and none of our major shareholders has different voting rights.

Securities Held in the Host Country

As of June 30, 2025, we had 63,228,239 ordinary shares issued and outstanding, of which 23.9 million ordinary shares, or 38%, were held by our 141 registered shareholders in the United States.

Arrangements for Change in Control

We are not aware of any arrangements that may, when in force, result in a change in control.

B.Related Party Transactions

Relationship with Bioceres Group Limited

As of the date of this report, Bioceres Group Limited owns approximately 10% of our ordinary shares. In addition, pursuant to the Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, by and between Bioceres LLC, an affiliate of Bioceres Group Limited, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp., who own approximately 4.9% of our ordinary shares, respectively, have agreed to vote in agreement with Bioceres LLC.

On April 17, 2025, Moolec entered into the Bioceres Group Business Combination, pursuant to which Bioceres Group Limited, which was previously our parent entity, has become a subsidiary of Moolec. See “Item 4. Information on the Company—B. Business Overview—Joint Ventures and Key Collaborations—Joint Ventures and Unconsolidated Entities—Moolec Science SA.”

Until June 18, 2025, Bioceres Group Limited exercised de facto control over us, primarily through a board member holding a casting vote, enabling Bioceres Group Limited to direct our strategic, financial, and operational decisions. However, due to the First Amendment to the Convertible Note Purchase Agreement, which modified key debt covenants and extended note maturity, certain holders of the Secured Convertible Guaranteed Notes were granted the right to nominate a majority of our board members. For as long as the Notes remain outstanding, certain holders of the Secured Convertible Guaranteed Notes will have the right to nominate members to our board of directors. As a result of the foregoing, Bioceres Group Limited lost de facto control over us. See “Item 10. Additional Information—C. Material Contracts—Issuance of Notes due 2026 and 2027—Convertible Secured Guaranteed Notes.”

On October 28, 2025, Bioceres Group Limited and Bioceres LLC reported a reduction in their beneficial ownership of our shares as a result of settling financial obligations through the transfer of shares in private transactions. Following this change, Bioceres Group Limited beneficially owns 6,265,240 shares (representing approximately 10% of our outstanding capital stock), comprising 44,161 shares held directly and 3,145,000 shares held through its subsidiary, Bioceres LLC, which independently owns approximately 9.9%. Additionally, under the Rizobacter Shareholders’ Agreement, Bioceres Group Limited and Bioceres LLC hold shared voting power over a further 3,076,079 shares. See “Item 4. Information on the Company—B. Business Overview—Joint Ventures and Key Collaborations—Joint Ventures and Unconsolidated Entities—Moolec Science SA.”

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

Compensation. Synertech Industrias S.A. must pay an amount of approximately US$25,000 on monthly basis.

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

Convertible Secured Guaranteed Notes and Convertible Secured Guaranteed Notes Registration Rights Agreement

Funds affiliated with Mr. Ari Freisinger, a former member of our board of directors, purchased US$9 million Secured Convertible Guaranteed Notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Issuance of Notes”, “Item 10. Additional Information—C. Material Contracts—Issuance of Notes due 2026 and 2027—Convertible Secured Guaranteed Notes” and “Item 10. Additional Information—C. Material Contracts—Issuance of Notes—Convertible Secured Guaranteed Notes Registration Rights Agreement.”

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

B.Significant Changes

Subsequent to June 30, 2025, there have been no other situations or circumstances that may require significant adjustments or further disclosure that were not mentioned above or in our consolidated financial statements included elsewhere in this report.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Not applicable.

B.Plan of Distribution

Not applicable.

C.Markets

The Nasdaq Global Select Market.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

As of June 30, 2025, we had (i) 100,000,000 ordinary shares of a US$0.0001 par value authorized, (ii) 63,228,239 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares of a US$0.0001 par value authorized, (iv) no preference shares issued and outstanding, (v) 3,402,744 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,402,692 shares of our own.

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

Share Buy-Back Program

On May 6, 2020, our board of directors approved a program to repurchase its own securities for an aggregate of up to US$10,000,000 to enhance the allocation of capital to certain equity-finance obligations. As of June 30, 2025, we have acquired 876,238 ordinary shares under the Buy-Back Program.

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

C.Material Contracts

Issuance of Notes due 2026 and 2027

Non - Convertible Secured Guaranteed Notes

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

Pursuant to the 2020 Note Purchase Agreement and a side-letter dated August 5, 2022: (i) the balance of Secured Convertible Guaranteed Notes due 2023 were converted into 1,526,454 of our ordinary shares, (ii) we repurchased such ordinary shares for US$24.0 million and (iii) we financed such repurchase with the proceeds from the issuance of an aggregate principal amount of US$24.0 million secured guaranteed notes due 2026 (the “Non-Convertible Secured Guaranteed Notes”) pursuant to a note purchase agreement, dated August 5, 2022 (the “Non-Convertible Note Purchase Agreement”), by and among us, Solel-Bioceres SPV, L.P., the holders from time to time party thereto and Wilmington Savings Fund Society, FSB as collateral agent. The Secured Guaranteed Notes are secured by substantially all of the assets located in the United States of the Pro Farm. In addition, the Non-Convertible Secured Guaranteed Notes are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Glinatur S.A., Pro Farm, Pro Farm Michigan Manufacturing LLC, Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda. and Pro Farm, Inc. (the “Guarantors”).

The Non-Convertible Secured Guaranteed Notes mature 48 months after the issue date and bear interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date and 14.0% from 37 through 48 months after the issue date. Interest is payable semi-annually. The Non-Convertible Secured Guaranteed Notes have no conversion rights into our ordinary shares.

On June 18, 2025, we entered into an amendment to the Non-Convertible Note Purchase Agreement (the “First Amendment to the Non-Convertible Note Purchase Agreement”), pursuant to which the holders of the Non-Convertible Secured Guaranteed Notes waive alleged defaults by the Company under the Non-Convertible Note Purchase Agreement asserted by certain of holders.

The First Amendment to the Non-Convertible Note Purchase Agreement introduced several key changes: (i) an increase in the aggregate principal amount of the Non-Convertible Secured Guaranteed Notes from US$26,437,485 to US$29,081,233; (ii) the application of an annual interest rate of 19%, with 14% payable in cash and 5% payable in kind; (iii) scheduled amortization payments of US$1,000,000 on the last business day of each calendar month; (iv) a limitation on the repurchase of the outstanding Non-Convertible Secured Guaranteed Notes, requiring that such notes be repurchased in full, with a 5% prepayment penalty applied if the notes are repurchased on or before August 5, 2025, and a 10% prepayment penalty applied if repurchased after August 5, 2025; and (v) amendments to certain financial covenants.

Convertible Secured Guaranteed Notes

On August 5, 2022, we issued an aggregate principal amount of US$55.0 million secured convertible guaranteed notes due 2026 (the “Convertible Secured Guaranteed Notes”) pursuant to a note purchase agreement (the “Convertible Note Purchase Agreement”) among us, Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp, Liminality Partners LP, the holders from time-to-time party thereto and Wilmington Savings Fund Society, FSB, as collateral agent. The Convertible Secured Guaranteed Notes are secured by substantially all of the assets located in the United States of Pro Farm. In addition, the Convertible Secured Guaranteed Notes are guaranteed by the Guarantors. The Convertible Secured Guaranteed Notes mature 48 months after the issue date, unless converted earlier, and bear interest at 5% in cash plus 4% in kind per year, payable quarterly.

On June 18, 2025, we entered into an amendment to the Convertible Note Purchase Agreement (the “First Amendment to the Convertible Note Purchase Agreement”), pursuant to which the holders of the Non-Convertible Secured Guaranteed Notes waive alleged defaults by the Company under the Convertible Note Purchase Agreement asserted by certain of holders.

The First Amendment to the Convertible Note Purchase Agreement introduced the following changes: (i) an increase in the aggregate principal amount of the Convertible Secured Convertible Guaranteed Notes from US$61,652,927 to US$67,868,227; (ii) an extension of the maturity date to August 31, 2027; (iii) the application of an annual interest rate of 15%, of which 5% is payable in cash and 10% is payable in kind; (iv) the grant of an option to holders to convert the outstanding principal amount of their Convertible Secured Convertible Guaranteed Notes into our ordinary shares at a strike price of US$6 per share (as reduced), subject to the condition that, except in the event of a Change of Control (as defined in the Convertible Note Purchase Agreement), conversion rights may not be exercised prior to September 30, 2025, and, if we raise more than US$10,000,000 in common equity, the strike price will be reset to the lesser of the then-applicable strike price or the price per share at which such new shares are issued (or weighted average price per share, where issued at varying prices); (v) a limitation on, and process for, repurchasing the outstanding Convertible Secured Guaranteed Notes, which must be repurchased in full, and (a) if has been repurchased on or before August 31, 2025, a 5% prepayment penalty would have applied, (b) if repurchased between September 1 and prior to October 1, 2025, the penalty would have increased to 7%, and (c) for repurchases on or after October 1, 2025, payment of the Equity Option Fee (as defined in the Convertible Note Purchase Agreement) is required; and (vi) the amendment of certain financial covenants; and (vii) the modification of the composition of the board of directors, which will be nominated by certain noteholders of the Secured Convertible Guaranteed Notes, for as long as the Notes remain outstanding.

Convertible Secured Guaranteed Notes Registration Rights Agreement

On August 5, 2020, we and the initial purchasers under the Convertible Note Purchase Agreement entered into a Registration Rights Agreement, by means of which we and the initial purchasers of the Convertible Note Purchase Agreement agreed to enter into the agreement to provide the initial purchasers with certain registration rights with respect to our ordinary shares issuable upon conversion of the Convertible Secured Guaranteed Notes.

Sponsors Shareholders’ Agreement

In connection with the consummation of the business combination, we, Bioceres LLC, an affiliate of Bioceres Group Limited, and UAC’s initial shareholders prior to Union’s initial public offering and their affiliates entered into the agreement, pursuant to which, among other things, the initial shareholders will have the right to nominate one director to our board of directors following the consummation of the business combination at each of our annual general meetings, provided, that, they do not hold less than a certain percentage of our ordinary shares. Bioceres LLC will agree to vote for such director nominee proposed by the initial shareholders.

D.Exchange Controls

Within the framework of the uncertain economic situation faced by the Argentine Republic, and for the purpose of “(   ) strengthening the ordinary operation of the economy, contribute to a sound administration of the exchange market, reduce the volatility of financial variables, and contain the impact of any fluctuations of financial cash flows on real economy” on September 1, 2019, Argentina’s Executive Branch issued Decree No. 609/2019 whereby it was provided, among other measures, that Argentine residents must repatriate export proceeds into Argentina, and delegates to the BCRA the power to regulate the access to the FX Market for the purchase of foreign currency with Pesos and its transfer abroad.

BCRA is empowered to establish the cases in which access to the FX Market will require its prior approval, which may be granted or denied on a discretionary basis, and, in practice, it is rarely obtained.

Since the Decree No. 609/2019 entered into force, the BCRA has periodically issued several regulations to regulate the inflow and outflow of funds through the FX Market, which are all unified under the consolidated text of foreign exchange available at the BCRA’s website. The most recent and comprehensive communications issued by BCRA include Communication “A” 6844 (as amended by, among others, Communication “A” 8307), and Communication “A” 6401 (as amended by, among others, Communication “A” 8304).

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

As a general rule, transfers of foreign currency to and from Argentina must be made through the FX Market and are subject to compliance with certain requirements and conditions established by the regulations issued by the BCRA from time to time.

It should be noted that a change in the Government Administration took place in December 2023, which presumably will take measures to relax capital controls in Argentina going forward as has happened in the past—although it is not entirely clear when and how this will occur. In fact, the government has already taken steps to ease foreign exchange controls and is expected to continue doing so in the future. However, it is still not entirely clear how and when a complete deregulation of the FX Market will take place, as happened in 2015.

Regardless of the specific requirements applicable to each particular transaction, the acquisition of foreign currency and its transfer abroad are subject to the fulfillment of certain additional or “general” requirements. These requirements are verified by sworn statements that must be submitted to the relevant financial institution and must state that (a) on the day it requests access to the foreign exchange market and in the previous 90 calendar days, and committing to refrain from executing them in the subsequent 90 calendar days: (i) it has not entered into sales in Argentina of securities with settlement in foreign currency; (ii) it has not exchanged securities issued by residents for external assets; (iii) it has not transferred securities to foreign depositaries; (iv) it has not acquired in Argentina securities issued by non-residents with settlement in Pesos; (v) it has not acquired Argentine depositary receipts of foreign shares (“CEDEARS”); (vi) it has not acquired securities representing private debt issued in foreign jurisdictions; (vii) it has not delivered funds in local currency or other local assets (except funds in foreign currency deposited in local financial institutions) to any human or legal person, resident or non-resident, related or not, receiving as prior or subsequent consideration, directly or indirectly, by itself or through a related, controlled or controlling entity, foreign assets, crypto-assets or securities deposited abroad; (b) all its holdings of foreign currency in Argentina are deposited at local bank accounts; (c) does not hold liquid foreign assets (i.e. holdings of foreign currency) outside Argentina or CEDEARS in excess of US$100,000; (d) commits to settle through the FX Market, within the five business days from settlement, all amounts received outside Argentina from the payment of loans granted to third parties, withdraw or expiration of term deposits or sale of any assets, when the asset was acquired, the term deposit made or the loan granted, after May 28, 2020; and (e) stating that as of the date on which access to the FX Market is requested, and in the 180 preceding days, no funds in local currency or other liquid local assets were delivered in Argentina to any individual or legal entity exercising a ‘direct control’ relationship or to a legal entity of the same economic group, excluding transactions directly associated with the acquisition of goods and services in the regular course of business. If the client has delivered local currency or any local asset (issued by an Argentine resident) to the direct controlling shareholder or to a legal entity of the same economic group, client may still comply with the abovementioned obligation if it submits an affidavit of the direct controlling shareholder and the legal entities of the same economic group, stating that they have not carried out any of the transactions with securities mentioned above in the previous 90 calendar days, and undertake not to carry out any such transactions in the subsequent 90 calendar days.

Below are some examples of the specific requirements set out by the regulations to access the FX Market for the most common concepts:

●	The proceeds of the disbursements of foreign financial loans incurred since September 1, 2019 must be transferred into Argentina and converted into Pesos (the “Repatriation”) in order for the Argentine resident debtor to have access to the FX Market for the payment of principal and interests under such foreign financial loan on their scheduled maturity. Foreign currency proceeds disbursed by non-Argentine residents as of September 1, 2019, must be transferred to Argentina and sold for Pesos in the FX Market. As such, a prior BCRA approval is not required for Argentine residents. In addition, the transaction must have been declared under the Reporting Foreign Assets and Liabilities Regime.
●	Prepayments of principal and interests within more than three business days prior to the scheduled maturity require prior approval by the BCRA, subject to certain exceptions.
●	Proceeds from exports of goods (“contravalor”) must be transferred to Argentina and sold for Pesos in the FX Market at the official exchange rate within a term ranging from 15 to 180 calendar days as from the date of shipment (“cumplido de embarque”) of the export destination granted by Argentine Customs. Regardless of the applicable term, upon collection of the export, the proceeds thereof must be repatriated no later than twenty business days from the date of collection. Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in Pesos in the FX Market, up to the amount of the insured exported goods.
●	In the case of exports of services, all foreign currency proceeds must be transferred to Argentina and sold for Pesos in the FX Market at the official exchange rate within twenty business days from the date they are received (“percepción”), either locally or abroad, or credited (“acreditados”) to foreign accounts.

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

This summary also does not address tax considerations applicable to investors that own (directly, indirectly or by attribution) 5%. or more of the ordinary shares of the Company by vote or value, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as:

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

U.S. Holders

Dividends

Subject to the PFIC rules discussed below, distributions paid by the Company out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to a U.S. Holder as dividend income and will not be eligible for the dividends received deduction allowed to corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s basis in the ordinary shares, and thereafter as capital gain. However, the Company cannot provide any assurance that it will maintain calculations of its earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution by the Company with respect to ordinary shares may be reported as ordinary dividend income. U.S. Holders should consult their own tax advisers with respect to the appropriate U.S. federal income tax treatment of any distribution received or treated as received from the Company.

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

Passive Foreign Investment Company Considerations

In general, a non-U.S. corporation will be a Passive Foreign Investment Company (“PFIC”) in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75%. of its gross income is “passive income” or (ii) at least 50% of the average value of its assets is attributable to assets which produce passive income or are held for the production of passive income (passive income generally includes interest, dividends, rents, royalties and gains from commodities transactions). Goodwill is treated as an active asset under the PFIC rules to the extent attributable to activities that produce active income. Cash is a passive asset.

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

If the Company is a PFIC in any year during which a U.S. Holder owns ordinary shares, and the U.S. Holder has not made a mark-to-market or qualified electing fund election (if available), the U.S. Holder generally will be subject to special rules with respect to (i) any “excess distribution” (generally, any distributions treated as received by the U.S. Holder on the ordinary shares in a taxable year that are greater than 125% of the average annual distributions treated as received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares) and (ii) any gain realized on the sale or other disposition of ordinary shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company is a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If the Company is a PFIC for any taxable year during which a U.S. Holder holds the Shares, the Company would generally continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such holder owns the Shares even if the Company ceases to meet the threshold requirements for PFIC status. Dividends paid by the Company in any year for which it is a PFIC or any year following such year will not be eligible for the reduced rate of tax described above under “Dividends.”

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

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2025. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2025, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of June 30, 2025. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on their assessment, subject to the exclusion below, management concluded that, as of June 30, 2025, our internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of June 30, 2025 has been audited by PwC, an independent registered public accounting firm, as stated in their report which appears herein.

C.Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of June 30, 2025 has been audited by PwC, an independent registered public accounting firm, as stated in their report which appears herein.

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

C.Principal Accountant Fees and Services

PwC have acted as our principal accountants for the years ended June 30, 2025, and 2024. The following is a summary of fees paid or to be paid to PwC for services rendered for each of the last two fiscal years.

Audit Fees

Audit fees consist of fees billed for standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and for services that are normally provided by PwC in connection with regulatory filings. The aggregate fees billed by PwC for professional services rendered for the audit of our annual consolidated financial statements and review of the financial information included in our required filings with the SEC for the year ended June 30, 2025 and 2024 totaled US$1.9 million and US$1.2 million, respectively.

Audit-Related Fees

Audit-related fees billed consist of fees for services such as auditing of non-recurring transactions, reviews of semi-annual financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings. PwC did not bill us for audit-related services for the year ended June 30, 2025. PwC did not bill us for audit-related services for the year ended June 30, 2024.

Tax Fees

Tax services relate to the aggregated fees for services on tax compliance. The aggregate fees by PwC for tax fees for the year ended June 30, 2025 and 2024 amounted to less than US$0.1 million each.

All Other Fees

We did not pay PwC for other services for the years ended June 30, 2025 and 2024.

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

E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

See “Item 10 Additional Information—B. Memorandum and Articles of Association—Share Buy-Back Program.”

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
2.2*

Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, among Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp. (Incorporated by reference to Exhibit 2.4 to BIOX’s Annual Report on Form 20-F (File No. 001-38836), filed with the SEC on October 24, 2019)

2.4*

Note Purchase Agreement, dated August 5, 2022, by and among Bioceres Crop Solutions Corp., Solel-Bioceres SPV, L.P., the Holders from time to time party hereto and Wilmington Savings Fund Society, FSB, as collateral agent (Incorporated by reference to Exhibit 99.9 to BIOX’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on August 8, 2022)

2.5*

Note Purchase Agreement, dated August 5, 2022, by and among Bioceres Crop Solutions Corp., Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp, Liminality Partners LP, the Holders from time to time party hereto and Wilmington Savings Fund Society, FSB, as collateral agent (Incorporated by reference to Exhibit 99.10 to BIOX’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on August 8, 2022)

2.6

First Amendment to the Non-Convertible Note Purchase Agreement, dated June 18, 2025, by and among Bioceres Crop Solutions Corp., Solel-Bioceres SPV, L.P., the Holders from time to time party hereto and Wilmington Savings Fund Society, FSB, as collateral agent (Incorporated by reference to Exhibit 99.2 to BIOX’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on June 20, 2025)

2.7

First Amendment to the Convertible Note Purchase Agreement, dated June 18, 2025, by and among Bioceres Crop Solutions Corp., Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp, Liminality Partners LP, the Holders from time to time party hereto and Wilmington Savings Fund Society, FSB, as collateral agent (Incorporated by reference to Exhibit 99.1 to BIOX’s Current Report on Form 6-K (File No. 001-38836), filed with the SEC on June 20, 2025)

4.1*

Shareholders Agreement, dated as of March 14, 2019, by and among Bioceres Crop Solutions Corp., Bioceres LLC and the shareholders named therein (Incorporated by reference to Exhibit 4.3 to BIOX’s Shell Company Report on Form 20-F (File No. 001-38836), filed with the SEC on March 14, 2019)

4.2*	Form of Indemnification Agreement by and between Bioceres Crop Solutions Corp. and its directors
4.3*

Registration Rights Agreement, dated as of August 5, 2022 (as amended, restated supplemented or otherwise modified from time to time in accordance with the terms hereof) by and among Bioceres Crop Solutions Corp. and each purchaser named therein

8.1	List of subsidiaries of Bioceres Crop Solutions Corp., as of June 30, 2025. See “Item 4. Information on the Company—C. Organizational Structure.”
11.1	Bioceres Crop Solutions Corp. Code of Conduct and Ethics
11.2	Bioceres Crop Solutions Corp. Insider Trading Policy
12.1	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Financial Officer
13.1	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer
13.2	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer
15.1	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Crop Solutions Corp.’s consolidated financial statements
97*	Bioceres Crop Solutions Corp. Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: November 10, 2025

BIOCERES CROP SOLUTIONS CORP.

	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer

BIOCERES CROP SOLUTIONS CORP.

Consolidated financial statements as of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023.

INDEX

Consolidated financial statements as of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp. and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s current economic and financial situation indicate the existence of material uncertainty that raise substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Price Waterhouse & Co. S.R.L.
Bouchard 557, piso 8°
C1106ABG - Ciudad Autónoma de Buenos Aires,
Argentina
T: +(54.11) 4850.0000
www.pwc.com.ar

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

Impairment Tests on Goodwill (Pro Farm Group, Inc., Rizobacter S.A. and Bioceres Crops S.A. Cash Generating Units), intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable. (Bioceres Crops S.A. Cash Generating Unit).

As described in Notes 4.6, 7.8 and 7.9 to the consolidated financial statements, the Company’s goodwill associated with the Pro Farm Group, Inc. Rizobacter S.A. and Bioceres Crop S.A. cash generating units (“CGU”), intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable (Bioceres Crops S.A. CGU) amounted to $76.1 million, $28.1 million, $7.5 million and $60.9 million, respectively, as of June 30, 2025. Impairment tests on goodwill and intangible assets not yet available for use or with indefinite useful lives are undertaken annually at the end of the reporting period or for other intangible assets when events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down to its recoverable amount. In each case, management determined the recoverable amount based on value in use calculations prepared by management. The determination of the recoverable amount of the CGU’s, intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable (Bioceres Crops S.A. CGU) includes significant and numerous judgments and assumptions that are subject to various risks and uncertainties. The key assumptions used in management’s models consisted of (i) market shares (ii) product prices (iii) royalties (iv) terminal value (growth rates used to extrapolate the future cash flow projections to the terminal period or EBITDA multiple) and (v) discount rates.

The principal considerations for our determination that performing procedures relating to impairment tests on goodwill (Pro Farm Group, Inc., Rizobacter S.A. and Bioceres Crops S.A. cash generating units), intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable (Bioceres Crops S.A. CGU) is a critical audit matter are (i) the significant judgment by management when developing the recoverable amount of the CGUs, intangible assets not yet available, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions used in the models related to the (i) market shares (ii) product prices, (iii) royalties (iv) terminal value (v) discount rates; and (vi) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment tests on goodwill (Pro Farm Group, Inc., Rizobacter S.A. and Bioceres Crops S.A. Cash Generating Units), intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable (Bioceres Crops S.A. CGU), including controls over the valuation of the CGUs, intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable (Bioceres Crops S.A. CGU). These procedures also included, among others (i) testing management’s process for developing the recoverable amounts of CGUs, intangible assets not yet available for use, which have indefinite useful lives and intangible assets with definite for which events or changes in circumstances indicate that their carrying amount may not be recoverable (Bioceres Crops S.A. CGU); (ii) evaluating the appropriateness of the models used; (iii) testing the completeness and accuracy of underlying data used in the models; (iv) evaluating the reasonableness of the significant assumptions used by management in the models related to market shares, product prices, royalties, terminal value and discount rates. Evaluating management’s assumptions used in the models related to market shares, product prices, royalties, terminal value and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs and the Company’s business; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumptions.

/s/Price Waterhouse & Co. S.R.L.

/s/Guillermo Miguel Bosio
Guillermo Miguel Bosio
Partner
Rosario, Argentina
November 10, 2025

We have served as the Company’s auditor since 2018.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2025 and 2024

(Amounts in US$)

	Notes	06/30/2025	06/30/2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	32,695,079	44,473,270
Other financial assets	7.2	2,040,038	11,695,528
Trade receivables	7.3	165,859,933	207,320,974
Other receivables	7.4	15,861,981	18,298,672
Recoverable income tax		1,864,817	655,691
Inventories	7.5	87,611,269	125,929,768
Biological assets	7.6	2,378,380	294,134
Total current assets		308,311,497	408,668,037

NON-CURRENT ASSETS
Other financial assets	7.2	58	634,553
Trade receivables	7.3	2,506,834	—
Other receivables	7.4	23,660,530	17,957,121
Recoverable income tax		17,995	10,889
Deferred tax assets	9	4,916,980	9,698,860
Investments in joint ventures and associates	13	39,371,264	39,786,353
Investment properties	7.10	570,324	560,783
Property, plant and equipment	7.7	74,575,386	74,573,278
Intangible assets	7.8	181,173,079	176,893,136
Goodwill	7.9	112,163,432	112,163,432
Right of use asset	16	16,377,701	11,601,752
Total non-current assets		455,333,583	443,880,157
Total assets		763,645,080	852,548,194

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2025 and 2024

(Amounts in US$)

	Notes	06/30/2025	06/30/2024
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	7.11	96,432,604	168,732,469
Borrowings	7.12	119,728,126	136,747,198
Employee benefits and social security	7.14	6,174,012	7,340,958
Deferred revenue and advances from customers	7.15	4,282,668	3,923,140
Income tax payable		452,800	4,825,271
Consideration for acquisition		1,761,274	4,617,281
Secured notes	7.13	102,270,445	—
Lease liabilities	16	6,884,042	3,122,778
Total current liabilities		337,985,971	329,309,095

NON-CURRENT LIABILITIES
Trade and other payables	7.11	48,481,726	—
Borrowings	7.12	38,198,026	42,104,882
Deferred revenue and advances from customers	7.15	1,436,912	1,925,138
Joint ventures and associates	13	1,007,678	296,455
Deferred tax liabilities	9	30,122,920	34,995,791
Provisions	7.16	1,267,572	1,255,702
Consideration for acquisition		397,774	2,309,234
Secured notes	7.13	—	80,809,686
Lease liabilities	16	9,527,939	8,161,359
Total non-current liabilities		130,440,547	171,858,247
Total liabilities		468,426,518	501,167,342

EQUITY
Equity attributable to owners of the parent		265,444,568	315,041,257
Non-controlling interest		29,773,994	36,339,595
Total equity		295,218,562	351,380,852
Total equity and liabilities		763,645,080	852,548,194

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	Notes	06/30/2025	06/30/2024	06/30/2023
Revenues from contracts with customers	8.1	333,343,987	464,828,548	419,446,439
Initial recognition and changes in the fair value of biological assets at the point of harvest		1,764,863	(45,746)	610,554

Cost of sales	8.2	(203,424,872)	(278,221,812)	(235,457,053)
Changes in the net realizable value of agricultural products after harvest		(1,541,204)	(2,385,069)	(4,351,433)
Research and development expenses	8.3	(14,914,822)	(17,183,041)	(15,345,315)
Selling, general and administrative expenses	8.4	(123,113,572)	(123,690,910)	(113,002,747)
Share of profit or loss of joint ventures and associates	13	(1,126,312)	4,049,508	1,198,628
Other income or expenses, net	8.5	6,775,970	(1,498,555)	1,084,892
Operating (loss)/ profit		(2,235,962)	45,852,923	54,183,965

Financial cost	8.6	(28,838,818)	(26,871,698)	(23,788,085)
Other financial results	8.6	(26,496,857)	(7,913,627)	(11,289,933)
(Loss)/ Profit before income tax		(57,571,637)	11,067,598	19,105,947

Income tax	9	(1,273,616)	(3,778,615)	1,068,652
(Loss)/ Profit for the year		(58,845,253)	7,288,983	20,174,599

(Loss) / Profit for the year attributable to:
Equity holders of the parent		(55,416,054)	4,275,688	18,779,876
Non-controlling interests		(3,429,199)	3,013,295	1,394,723
		(58,845,253)	7,288,983	20,174,599

(Loss)/Profit per share
Basic loss attributable to ordinary equity holders of the parent	10	(0.8764)	0.0680	0.3022
Diluted loss attributable to ordinary equity holders of the parent	10	(0.8764)	0.0673	0.2972

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	06/30/2025	06/30/2024	06/30/2023
(Loss)/ Profit for the year	(58,845,253)	7,288,983	20,174,599

Other comprehensive (loss)	(714,251)	(787,354)	(835,849)
Items that may be subsequently reclassified to (loss)/ profit	(714,251)	(787,354)	631,500
Foreign exchange differences on translation of foreign operations from joint ventures	—	(238)	(46,901)
Foreign exchange differences on translation of foreign operations	(714,251)	(787,116)	678,401
Items that will not be subsequently reclassified to loss and profit	—	—	(1,467,349)
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates [1]	—	—	(184,630)
Revaluation of property, plant and equipment, net of tax [2]	—	—	(1,282,719)
Total comprehensive (loss)/ profit	(59,559,504)	6,501,629	19,338,750

Total comprehensive (loss)/ profit attributable to:
Equity holders of the parent	(55,957,731)	3,787,500	17,924,877
Non-controlling interests	(3,601,773)	2,714,129	1,413,873
	(59,559,504)	6,501,629	19,338,750
(1)	The tax effect of the revaluation of property, plant and equipment of joint ventures and associates was $99,415 for the year ended June 30, 2023.
(2)	The tax effect of the revaluation of property, plant and equipment was $703,087 for the year ended June 30, 2023.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	Attributable to the equity holders of the parent
			Changes in		Stock				Foreign	Revaluation of	Equity / (deficit)
			non-	Own shares	options and				currency	PP&E and effect	attributable to
	Issued	Share	controlling	trading	share based	Convertible	Cost of own	Retained	translation	of tax rate	owners of the	Non-controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	shares held	deficit	reserve	change	parent	Interests	equity
06/30/2022	4,637	158,819,506	(255,893)	(916,202)	3,767,925	175,745	(3,530,926)	(32,682,893)	969,402	1,007,272	127,358,573	30,940,275	158,298,848
Share-based incentives	63	2,640,004	—	135,361	1,257,377	—	—	—	—	—	4,032,805	—	4,032,805
Business combination	1,640	153,357,564	—	—	1,620,140	—	—	—	—	—	154,979,344	—	154,979,344
Capitalization of convertible notes	153	12,211,485	—	—	—	—	—	—	—	—	12,211,638	—	12,211,638
Purchase of own shares	—	—	—	—	—	—	(27,022,665)	—	—	—	(27,022,665)	—	(27,022,665)
Issuance of convertible notes	—	—	—	—	—	9,109,516	—	—	—	—	9,109,516	—	9,109,516
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(452,129)	(452,129)
Profit for the year	—	—	—	—	—	—	—	18,779,876	—	—	18,779,876	1,394,723	20,174,599
Other comprehensive income or (loss)	—	—	—	—	—	—	—	—	312,975	(1,167,974)	(854,999)	19,150	(835,849)
06/30/2023	6,493	327,028,559	(255,893)	(780,841)	6,645,442	9,285,261	(30,553,591)	(13,903,017)	1,282,377	(160,702)	298,594,088	31,902,019	330,496,107
Share-based incentives	7	612,117	—	—	12,781,933	—	—	—	—	—	13,394,057	—	13,394,057
Purchase of own shares	—	—	—	—	—	—	(734,388)	—	—	—	(734,388)	—	(734,388)
Business combination (Note 6)	—	—	—	—	—	—	—	—	—	—	—	1,898,247	1,898,247
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(174,800)	(174,800)
Profit for the year	—	—	—	—	—	—	—	4,275,688	—	—	4,275,688	3,013,295	7,288,983
Other comprehensive loss	—	—	—	—	—	—	—	—	(488,188)	—	(488,188)	(299,166)	(787,354)
06/30/2024	6,500	327,640,676	(255,893)	(780,841)	19,427,375	9,285,261	(31,287,979)	(9,627,329)	794,189	(160,702)	315,041,257	36,339,595	351,380,852
Share-based incentives	—	2,359,832	—	—	2,036,332	—	—	—	—	—	4,396,164	—	4,396,164
Purchase of own shares	—	—	—	—	—	—	(926,899)	—	—	—	(926,899)	—	(926,899)
Business combination (Note 2- Subsidiaries)	—	—	2,891,777	—	—	—	—	—	—	—	2,891,777	(2,891,777)	—
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(72,051)	(72,051)
Loss for the year	—	—	—	—	—	—	—	(55,416,054)	—	—	(55,416,054)	(3,429,199)	(58,845,253)
Other comprehensive loss	—	—	—	—	—	—	—	—	(541,677)	—	(541,677)	(172,574)	(714,251)
06/30/2025	6,500	330,000,508	2,635,884	(780,841)	21,463,707	9,285,261	(32,214,878)	(65,043,383)	252,512	(160,702)	265,444,568	29,773,994	295,218,562

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	Notes	06/30/2025	06/30/2024	06/30/2023
OPERATING ACTIVITIES
(Loss)/ Profit for the year		(58,845,253)	7,288,983	20,174,599

Adjustments to reconcile profit to net cash flows
Income tax	9	1,273,616	3,778,615	(1,068,652)
Financial results		55,335,675	34,785,325	35,078,018
Depreciation of property, plant and equipment	7.7	5,990,809	5,763,249	4,833,274
Amortization of intangible assets	7.8	11,154,731	12,113,107	10,991,433
Depreciation of leased assets	16	5,036,703	3,418,956	3,565,894
Transactional expenses		3,992,662	1,119,525	4,183,916
Share-based incentive and stock options		4,386,688	14,134,885	3,415,108
Share of profit or loss of joint ventures and associates	13	1,126,312	(4,049,508)	(1,198,628)
Loss of participation in joint ventures and associates		—	—	133,079
Gain from a bargain purchase	8.5	—	(1,032,327)	—
Provisions for contingencies		335,773	367,126	221,008
Allowance for impairment of trade debtors		7,123,716	753,428	1,327,385
Allowance for obsolescence		1,547,723	586,515	1,066,777
Initial recognition and changes in the fair value of biological assets		(1,764,863)	45,746	(610,554)
Changes in the net realizable value of agricultural products after harvest		1,541,204	2,385,069	4,351,433
Gain on sale of equipment and intangible assets		(7,751,311)	(125,464)	(74,593)

Working capital adjustments
Trade receivables		25,499,217	(46,681,153)	(56,867,123)
Other receivables		(916,362)	(4,967,150)	(11,475,717)
Income and minimum presumed income taxes		(6,997,089)	4,782,508	(16,154,083)
Inventories and biological assets		34,910,189	14,176,656	(11,066,489)
Trade and other payables		(32,039,367)	14,234,092	(4,501,398)
Employee benefits and social security		(1,166,946)	(2,289,095)	1,258,673
Deferred revenue and advances from customers		(128,698)	(21,087,704)	13,322,769
Income taxes paid		—	(853,299)	(4,072,347)
Interest collected		120,568	2,747,398	5,378,413
Inflation effects on working capital adjustments		139,914	321,103	376,597
Net cash flows generated by operating activities		49,905,611	41,716,586	2,588,792

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2025, 2024 and 2023

(Amounts in US$)

	Notes	06/30/2025	06/30/2024	06/30/2023
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		390,381	336,726	137,357
Net cash received from business combination		—	37,508	4,373,265
Proceeds from financial assets		19,270,288	888,140	1,316,980
Investment in financial assets		(11,182,107)	(7,208,218)	(8,990,083)
Purchase of property, plant and equipment	7.7	(5,642,162)	(9,789,574)	(11,360,469)
Capitalized development expenditures	7.8	(8,614,448)	(11,855,766)	(10,753,047)
Purchase of intangible assets	7.8	(350,843)	(1,137,071)	(449,673)
Net cash flows used by investing activities		(6,128,891)	(28,728,255)	(25,725,670)

FINANCING ACTIVITIES
Proceeds from borrowings		266,390,032	135,818,247	79,817,888
Repayment of borrowings and financed payments		(288,454,302)	(112,614,437)	(16,744,956)
Interest payments		(18,932,563)	(24,724,436)	(18,046,961)
Other financial payments		(3,208,933)	(2,746,945)	(4,767,378)
Purchase of own shares		(926,899)	(734,388)	(2,996,947)
Leased assets payments	16	(5,501,387)	(4,879,108)	(3,855,517)
Cash dividend distributed by subsidiary		(72,051)	(174,800)	(452,129)
Net cash flows (used by)/ generated by financing activities		(50,706,103)	(10,055,867)	32,954,000

Net (decrease)/ increase in cash and cash equivalents		(6,929,383)	2,932,464	9,817,122

Inflation effects on cash and cash equivalents		2,557	(31,918)	(101,767)

Cash and cash equivalents as of beginning of the year	7.1	44,473,270	48,129,194	33,475,266
Effect of exchange rate changes on cash and equivalents		(4,851,365)	(6,556,470)	4,938,573
Cash and cash equivalents as of the end of the year	7.1	32,695,079	44,473,270	48,129,194

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Index

1.	General information.
2.	Accounting standards and basis of preparation.
3.	New standards, amendments and interpretations issued by the IASB.
4.	Summary of significant accounting policies.
5.	Critical accounting judgments and estimates.
6.	Acquisitions and other significant transactions.
7.	Information about components of consolidated statements of financial position.
8.	Information about components of consolidated statements of comprehensive income.
9.	Taxation.
10.	Earnings per share.
11.	Information about components of equity.
12.	Cash flow information.
13.	Joint ventures and associates.
14.	Segment information.
15.	Financial instruments – Risk management.
16.	Leases.
17.	Shareholders and other related parties’ balances and transactions.
18.	Key management personnel compensation.
19.	Share-based payments.
20.	Contingencies, commitments and restrictions on the distribution of profits.
21.	Events occurring after the reporting period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

Authorization for the issue of the consolidated financial statements

These consolidated financial statements of the Group as of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023 have been authorized by the Board of Directors of Bioceres Crop Solutions on November 10, 2025.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●	Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.
●	Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements” as described below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

During the current period, we experienced a setback due to challenges in the Argentine market—most notably, the deterioration in farmer economics driven by declining commodity prices and weak yield forecasts. These external pressures significantly impacted per-hectare income for Argentine farmers, leading to reduced investment in key inputs such as fertilizers and crop protection products.

This reduction in demand, combined with a well-supplied ag-inputs market resulting from aggressive purchasing in prior years, has led to increased price pressure and lower adoption of high-value technologies like ours.

Additionally, in June 2025, Bioceres S.A.—a wholly owned subsidiary of Bioceres Group Limited, formerly our ultimate controlling parent—defaulted on a portion of its financial debt. This created a context of uncertainty in our financial partnership with local banks in Argentina. As a result, by the end of August 2025, these banks suspended access to previously available credit lines, requiring us to rely on cash generated from operating activities to meet financial obligations. Moreover, due to the adverse market conditions described above, our performance metrics were negatively impacted, resulting in a breach of the ratio thresholds stipulated in the Secured Notes (see Note 7.13). As of the date of issuance of this financial statement, the Company has not received any acceleration notice. However, as of June 30, 2025, we were unable to demonstrate an unconditional right to defer settlement of the liability for at least twelve months. Accordingly, the liability was reclassified as current for this reporting period, and a total of $4.8 million was accrued as a Prepayment Premium Fee.

We are actively pursuing several alternatives to address this financial situation. Notably, we have made substantial progress in optimizing our working capital and realigning our cost structure to reflect current market conditions. While discussions remain open regarding a new long-term facility or assets disposal, we are also engaging with local Argentine banks to refinance current debt and restore confidence in our business. However, there is no guarantee that financing will become available on acceptable terms or at all.

It is important to highlight that, despite the adverse impact of financial difficulties faced by agricultural producers, we were able to maintain our market share in key product families and the outlook for upcoming campaigns remains positive in Argentina. This optimism is grounded in expectations of a more favorable macroeconomic environment in the country and the normalization of climatic conditions affecting the agricultural sector.

The generation of cash flows over the next twelve months depends on the success of these initiatives, which cannot be guaranteed as they rely on factors not entirely within the Group’s control. The uncertainty surrounding our ability to secure additional financing contributes to a material uncertainty that raise substantial doubt regarding the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that may be required to address potential impacts on the recoverability and classification of assets, or on the amounts and classifications of liabilities, should the Group be unable to continue as a going concern.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

Business effects – following the merger with Pro Farm, which closed at the beginning of the fiscal year ended June 30, 2023, in addition to other business combination transactions, we established a global commercial strategy with a view to unifying pricing policies for the commercialization of our products.

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The subsidiaries of the Group, all of which have been included in the consolidated financial statements of the Group, are as follows:

The Group holds a majority share of the voting rights in all of its subsidiaries.

				% Equity interest
Name	Principal activities	Country	Ref	06/30/2025	06/30/2024
RASA Holding, LLC	Holding company	USA		100%	100%
Rizobacter Argentina S.A.	Biological business	Argentina		80%	80%
Rizobacter do Brasil Ltda.	Biological business	Brazil	a	80%	80%
Rizobacter del Paraguay S.A.	Biological business	Paraguay	a	80%	80%
Rizobacter Uruguay	Biological business	Uruguay	a	80%	80%
Rizobacter South Africa	Biological business	South Africa	a	76%	76%
Comer. Agrop. Rizobacter de Bolivia S.A.	Biological business	Bolivia	a	80%	80%
Rizobacter USA, LLC	Biological business	USA	a	80%	80%
Rizobacter Colombia SAS	Biological business	Colombia	a	80%	80%
Rizobacter France SAS	Biological business	France	a	80%	80%
Bioceres Crops S.A.	Biological business	Argentina		90%	90%
BCS Holding Inc	Holding Company	USA		100%	100%
Bioceres Semillas S.A.U.	Production and commercialization of seeds	Argentina	a/b	80%	100%
Verdeca LLC	Research and development	USA		100%	100%
Insumos Agroquímicos S.A.	Selling of agricultural inputs	Argentina		61.32%	61.32%
Bioceres Crops Do Brasil Ltda.	Production and commercialization of seeds	Brazil		100%	100%
Pro Farm Group Inc.	Biological business	USA		100%	100%
Pro Farm International, OÜ	Biological business	Finland		100%	100%
Pro Farm Michigan Manufacturing LLC	Biological business	USA		100%	100%
Pro Farm Russia, LLC	Biological business	Russia		100%	100%
Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda	Biological business	Brazil		99%	99%
Pro Farm Technologies, OÜ	Biological business	Finland		100%	100%
Glinatur S.A.	Biological business	Uruguay		100%	100%
Pro Farm, Inc.	Biological business	USA		100%	100%
Rifarm Mexico S.R.L.de C.V.	Biological business	Mexico		100%	—
Natal Agro S.R.L.	Development and breeding of seeds	Argentina	c	51%	51%
a)Indirect interests held through Rizobacter. The indirect equity interest participation included in this table was the 80% of the direct equity interest participation that Rizobacter owns in each entity.

b)In June 2025, Rizobacter Argentina S.A. entered into a share purchase agreement with Bioceres Crop Solutions Corp., acquiring 100% of the share capital of Bioceres Semillas S.A.U. In line with the Group’s accounting policies, the transaction was accounted using the predecessor value method.

c)On June 10, 2024 we acquired a controlling interest in Natal Agro S.R.L (“Natal”). See Note 6

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

3.    NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group.

-	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback.
-	Amendments to IAS1 - Non-current liabilities with covenants.
-	Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures.
-	Amendment to IAS 7 and IFRS 7 - Supplier Financing.

These new standards and amendments did not have any material impact on the Group.

b)The following new standards are not yet adopted by the Group.

-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Ratestitled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.
-	Amendment to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	IFRS 19 - Subsidiaries without Public Accountability: Disclosures- The amendments are effective for annual periods beginning on or after January 1, 2027.
-	Annual Improvements to IFRS Accounting Standards—Volume 11. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity. The amendments are effective for annual periods beginning on or after January 1, 2026.

The above amendments are not expected to have material impact on the Group.

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard introduces new requirements for the presentation and disclosure of income and expenses in the statement of profit or loss, including the introduction of new defined subtotals such as Operating Profit and enhanced disaggregation requirements. The standard also includes additional guidance on aggregation principles and requires disclosures about management-defined performance measures (MPMs) used in public communications outside the financial statements. It is effective for annual periods beginning on or after January 1, 2027.

The Group is analyzing the potential impact of this standard on our financial statements, which is expected to mainly affect the presentation and structure of the primary financial statements and related disclosures, but not the recognition or measurement of transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

4.3.   Biological assets

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

Impairment testing of goodwill and intangible assets not yet available for use, with indefinite useful lives or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, requires the use of significant assumptions for the estimation of future cash flows and the determination of discount rates. The significant assumptions and the determination of discount rates for the impairment testing of intangibles and goodwill are further explained in Notes 7.8 and 7.9.

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

Research instruments: 3 to 10 years

Office equipment: 5 to 10 years

Vehicles: 5 years

Computer equipment and software: 3 years

Fixture and fittings: 10 years

Machinery and equipment: 5 to 10 years

Buildings: 50 years

However, for certain assets whose use is directly linked to the level of production, depreciation is determined using the units-of-production method, so that the depreciation expense reflects the actual pattern of consumption of the asset’s future economic benefits.

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

b)      Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tear. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs or the estimate of normal wear and tear relating to such assets could have an impact of $1.2 million on their revalued amounts.

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

Product development: 5 - 15 years

Trademarks: 20 years

Customer loyalty: 14 - 26 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

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

The accounting policies related to incentive payments based on shares are detailed in Note 4.20.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

Critical estimates

-	Impairment testing of intangible assets not yet available for use, with indefinite useful lives or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable (Note 4.6).
-	Impairment of goodwill (Notes 4.6).
-	Identification and fair value of identifiable intangible assets arising in acquisitions (Note 4.10 c).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

6.    ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Natal Agro S.R.L.

On June 10, 2024, we acquired a controlling interest in Natal Agro S.R.L (“Natal”), an Argentine company that breeds and develops corn varieties. The interest acquired is represented by a total of 116,225 shares of AR$ 10 nominal value each, representing 51% of equity and voting interest.

The consideration for the acquisition was $0.22 million in cash and the commitment to carrying out, at our own expense, the regulatory activities for HB4 corn to obtain authorization for its commercialization in Argentina, and the regulatory activities for HB4 corn in Brazil, once the commercialization strategy of HB4 corn in Brazil has been defined by the Company.

Fair value of the consideration of payment

Cash payment	215,415
Regulatory activities	727,985
Total consideration	943,400

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

Assets acquired, liabilities assumed, and non-controlling interest recognized

Cash and cash equivalents	252,923
Other financial assets	73,950
Trade receivables	596,463
Other receivables	288,861
Income and minimum presumed recoverable income taxes	19,998
Inventories	4,031,412
Property, plant and equipment	816,576
Intangible assets	2,217,985
Right of use asset	168,988
Trade and other payables	(2,302,332)
Borrowings	(743,279)
Employee benefits and social security	(23,346)
Deferred revenue and advances from customers	(2,515)
Provisions	(355,898)
Lease liabilities	(168,988)
Deferred tax liabilities	(996,824)
Total net assets identified	3,873,974

Non-controlling interest	(1,898,247)

Gain from a bargain purchase	(1,032,327)

Total consideration	943,400

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The business combination was executed in a context of financial setbacks faced by the acquired company. To address these, in addition to the initial cash payment, Bioceres has committed to providing a working capital loan of up to $3 million to help alleviate the financial strain.

Bioceres will also provide regulatory services related to its proprietary technologies, which will enable strategic business development for Natal and create a new product pipeline leveraging Bioceres’ technology. Specifically, Bioceres has agreed to grant Natal an exclusive license for certain technologies to be applied to corn, with Natal committing to pay 15% of the revenues generated from this technology.

Since the issuance of the annual financial statements for the period ending June 30, 2024, we have revisited the fair value of the services we committed to providing in exchange for payment and have concluded in the identification and valuation of specific intangible assets.

As required by the standards, measurement period adjustments are incorporated into the business combination accounting. The effect of the adjustment corresponds to the identification of an intangible asset for an amount of $0.8 million (net of deferred income tax liability and non-controlling interest of $0.5 million and $0.8 million, respectively) and a change in the fair value of the consideration by $0.4 million, generating a bargain purchase gain of $1.0 million as opposed to the $0.2 million goodwill recognized as of June 30, 2024. Comparative prior period information in the financial statements has been updated to reflect these adjustments, as if the business combination had been fully accounted for on the acquisition date.

Non-controlling interest was measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

7.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1.  Cash and cash equivalents

	06/30/2025	06/30/2024
Cash at bank and on hand	19,488,145	24,973,048
Mutual funds	13,206,934	19,500,222
	32,695,079	44,473,270

7.2.  Other financial assets

	06/30/2025	06/30/2024
Current
US Treasury bills	—	1,993,668
Mutual funds	144,606	6,658,805
Shares of Moolec Science S.A.	976,425	1,530,375
Other investments	919,007	1,512,680
	2,040,038	11,695,528

	06/30/2025	06/30/2024
Non-current
Shares of Bioceres Group PLC.	—	444,473
Other investments	58	190,080
	58	634,553

On June 16, 2025, Bioceres Group Limited (formerly Bioceres Group PLC), Moolec Science SA (“Moolec”), and other companies completed a Business Combination, resulting in an expanded corporate structure with Moolec as the parent company. As part of this transaction, the 57,600 shares we previously held in Bioceres Group PLC were converted into Moolec shares at a conversion ratio of 0.315, net of taxes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Following the merger, Moolec—through its stake in Bioceres Group Limited—initially acquired approximately 35% of our shares. However, as of September 18, 2025, Bioceres Group Limited reported a reduced ownership interest of 14.9%.

7.3.  Trade receivables

	06/30/2025	06/30/2024
Current
Trade debtors	171,840,254	205,057,590
Allowance for impairment of trade debtors	(13,847,745)	(7,050,280)
Shareholders and other related parties (Note 17)	122	141,224
Allowance for credit notes to be issued	(711,663)	(2,905,624)
Trade debtors - Joint ventures and associates (Note 17)	4,179	782,142
Deferred checks	8,574,786	11,295,922
	165,859,933	207,320,974

	06/30/2025	06/30/2024
Non-current
Trade debtors	2,123,463	—
Allowance for impairment of trade debtors	(275,718)	—
Shareholders and other related parties (Note 17)	249,579	—
Trade debtors - Joint ventures and associates (Note 17)	409,510	—
	2,506,834	—

The book value is reasonably approximate to the fair value given its short-term nature.

Variations in the allowance for uncollectible trade receivables are reported in Note 7.17.

7.4.  Other receivables

	06/30/2025	06/30/2024
Current
Taxes	8,884,305	5,019,659
Shareholders and other related parties (Note 17)	77,045	—
Other receivables - Joint ventures and associates (Note 17)	200,000	207,449
Prepayments to suppliers	5,834,158	10,242,075
Prepaid expenses and other receivables	251,590	1,594,152
Miscellaneous	614,883	1,235,337
	15,861,981	18,298,672

	06/30/2025	06/30/2024
Non-current
Taxes	576,538	752,045
Shareholders and other related parties (Note 17)	2,698,047	—
Other receivables - Joint ventures and associates (Note 17)	18,947,793	15,495,543
Reimbursements over exports	1,204,269	1,461,038
Loans receivables	230,000	230,000
Miscellaneous	3,883	18,495
	23,660,530	17,957,121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

In June 2024, we supplied Moolec Science SA (“Moolec”) with an amount of HB4 soy equivalent to US$6.6 million, pursuant to a binding memorandum of understanding dated 15 October 2023. In September 2024, we subsequently entered into a HB4 Soy Supply Agreement and a note purchase agreement (the “Note Purchase Agreement”) with Moolec and Moolec issued convertibles notes to us in an aggregate principal amount of $6.6 million (the “Moolec Convertible Notes”).

The Moolec Convertible Notes will mature 36 months after and include a “payment-in-kind” feature. If the trading price of Moolec’s ordinary shares exceeds the strike price of $6.00 per ordinary share for 10 trading days, we have the option to exercise the early conversion option pursuant to which the principal amount outstanding under the Moolec Convertible Notes may be converted into ordinary shares of Moolec at the strike price. At maturity, Moolec has the option to convert the principal amount outstanding under the Moolec Convertible Notes into ordinary shares. In connection with our early conversion option and Moolec’s optional conversion at maturity, Moolec may deliver ordinary shares, cash, or a combination of cash and ordinary shares.

7.5.  Inventories

	06/30/2025	06/30/2024
Seeds	5,317,730	5,967,231
Resale products	42,228,777	53,788,333
Manufactured products	13,648,705	26,081,250
Goods in transit	6,024,201	5,618,540
Supplies	19,286,246	22,546,093
Agricultural products	4,612,064	15,015,884
Allowance for obsolescence	(3,506,454)	(3,087,563)
	87,611,269	125,929,768

Net of agricultural products	82,999,205	110,913,884

The roll-forward of allowance for obsolescence is in Note 7.17. Inventories recognized as an expense during the years ended June 30, 2025, 2024 and 2023 amounted to $1.548, $0.587 and $1.066 million, respectively. Those expenses were included in cost of sales.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.6.  Biological assets

Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	—	—	220,682	73,452	—	294,134
Initial recognition and changes in the fair value of biological assets at the point of harvest	593,001	435,725	579,313	158,080	(1,256)	1,764,863
Costs incurred during the year	1,959,381	1,814,249	444,303	162,342	55,063	4,435,338
Decrease due to harvest/disposals	(1,275,688)	(1,148,288)	(1,244,298)	(393,874)	(53,807)	(4,115,955)
Year ended June 30, 2025	1,276,694	1,101,686	—	—	—	2,378,380

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	—	—	87,785	59,057	—	146,842
Initial recognition and changes in the fair value of biological assets at the point of harvest	(352,199)	(32,674)	231,526	106,605	996	(45,746)
Costs incurred during the year	1,423,732	792,235	220,679	73,452	137,680	2,647,778
Decrease due to harvest/disposals	(1,071,533)	(759,561)	(319,308)	(165,662)	(138,676)	(2,454,740)
Year ended June 30, 2024	—	—	220,682	73,452	—	294,134

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.7.  Property, plant and equipment

Property, plant and equipment as of June 30, 2025 and 2024, included the following:

	Net						Net
	carrying					Foreign	carrying
	amount				Depreciation	currency	amount
Class	06/30/2024	Additions	Transfers	Disposals	of the year	translation	06/30/2025
Office equipment	410,338	39,611	—	(4,791)	(78,901)	3,194	369,451
Vehicles	2,200,349	35,915	—	(17,239)	(882,264)	1,023	1,337,784
Equipment and computer software	507,469	65,953	—	(323)	(256,198)	14,862	331,763
Fixtures and fittings	2,786,470	9,084	225,338	(6,789)	(860,822)	6,350	2,159,631
Machinery and equipment	16,710,328	563,352	122,653	(143,947)	(2,891,448)	80,931	14,441,869
Land and buildings	39,677,902	—	348,085	—	(1,021,176)	71,315	39,076,126
Buildings in progress	12,280,422	5,264,663	(696,076)	—	—	9,753	16,858,762
Total	74,573,278	5,978,578	—	(173,089)	(5,990,809)	187,428	74,575,386

	Net		Additions					Net
	carrying		from	Reclassification			Foreign	carrying
	amount		business	from Investment		Depreciation	currency	amount
Class	06/30/2023	Additions	combination	properties	Disposals	of the year	translation	06/30/2024
Office equipment	263,892	235,900	2,242	—	—	(77,639)	(14,057)	410,338
Vehicles	2,032,853	904,798	173,190	—	(1,677)	(908,040)	(775)	2,200,349
Equipment and computer software	174,399	702,842	462	—	(8,184)	(333,521)	(28,529)	507,469
Fixtures and fittings	2,862,949	703,027	28,672	—	6,295	(812,810)	(1,663)	2,786,470
Machinery and equipment	14,463,756	5,459,571	1,084	—	(154,492)	(2,649,074)	(410,517)	16,710,328
Land and buildings	36,144,792	1,835,054	—	3,222,044	53,217	(982,165)	(595,040)	39,677,902
Buildings in progress	11,911,194	72,480	610,926	—	(106,421)	—	(207,757)	12,280,422
Total	67,853,835	9,913,672	816,576	3,222,044	(211,262)	(5,763,249)	(1,258,338)	74,573,278

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

All resulting fair value estimates for properties are included in level 2 or 3 depending on the methodology used.

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

Class of property	06/30/2025	06/30/2024
Land and buildings	28,304,611	27,876,636

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.8.  Intangible assets

Intangible assets as of June 30, 2025 and 2024 included the following:

	Net					Net
	carrying				Foreign	carrying
	amount		Transfers/	Amortization	currency	amount
Class	06/30/2024	Additions	Disposals	of the year	translation	06/30/2025
Seed and integrated products
HB4 technology and breeding program (*)	35,574,371	3,164,283	—	(2,274,483)	—	36,464,171
Integrated seed products (*)	2,681,826	—	—	(194,339)	38,923	2,526,410
Crop nutrition
Microbiological products	41,187,249	286,665	3,605,198	(1,511,420)	3,126	43,570,818
Microbiological products in progress	10,452,861	5,163,500	(3,706,661)	—	—	11,909,700
Other intangible assets
Trademarks and patents	48,028,369	158,557	(122,305)	(4,080,753)	—	43,983,868
Trademarks and patents with indefinite useful lives	9,922,989	—	122,305	—	—	10,045,294
Software	1,827,983	16,222	146,839	(676,995)	(102)	1,313,947
Software in progress	580,728	176,064	(146,839)	—	—	609,953
Customer loyalty	21,636,760	—	—	(1,368,659)	—	20,268,101
RG/RS/OX Wheat in progress	5,000,000	6,528,899	—	(1,048,082)	—	10,480,817
Total	176,893,136	15,494,190	(101,463)	(11,154,731)	41,947	181,173,079

(*) Intangible assets with definite useful lives included in the Bioceres Crops CGU were tested for impairment following events or changes in circumstances indicating that their carrying amount may not be recoverable. The triggering event was a change in the business model for HB4, shifting toward expanding and reinforcing the standard licensing-based commercial model. The impairment test concluded that the estimated recoverable amount of the Bioceres Crops CGU exceeded its carrying amount. For further details, see Note 7.9.

	Net		Additions				Net
	carrying		from			Foreign	carrying
	amount		business		Amortization	currency	amount
Class	06/30/2023	Additions	combination	Transfers	of the year	translation	06/30/2024
Seed and integrated products
HB4 technology and breeding program	31,679,681	5,986,682	—	—	(2,091,992)	—	35,574,371
Integrated seed products	2,841,008	—	—	—	(191,559)	32,377	2,681,826
Crop nutrition
Microbiological products	37,295,460	—	—	7,610,115	(3,718,326)	—	41,187,249
Microbiological products in progress	12,213,341	5,869,084	—	(7,610,115)	—	(19,449)	10,452,861
Other intangible assets
Trademarks and patents	51,933,444	44,073	122,305	—	(4,071,453)	—	48,028,369
Trademarks and patents with indefinite useful lives	7,827,309	—	2,095,680	—	—	—	9,922,989
Software	1,638,519	585,313	—	276,128	(670,514)	(1,463)	1,827,983
Software in progress	349,171	507,685	—	(276,128)	—	—	580,728
Customer loyalty	23,006,023	—	—	—	(1,369,263)	—	21,636,760
RG/RS/OX Wheat in progress	5,000,000	—	—	—	—	—	5,000,000
Total	173,783,956	12,992,837	2,217,985	—	(12,113,107)	11,465	176,893,136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The amortization charge is included in Notes 8.3 and 8.4.

There are no intangibles assets whose use has been restricted or which have been delivered as a guarantee. The Group has not assumed any commitments to acquire new intangibles.

There is an inherent material uncertainty related to management’s estimation of the ability of the Group to recover the carrying amounts of internally generated intangible assets, because it is dependent upon Group`s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

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

The Group is required to perform an annual impairment test for non-depreciating assets, either because they are not available for use, have indefinite useful lives, or for other intangible assets when events or changes in circumstances indicate that their carrying amount may not be recoverable. The recoverable amount is determined based on calculations of value in use. This method requires estimating future cash flows and determining a discount rate to calculate the present value of those cash flows.

Management has made the estimates considering the cash flow projections projected by the management. All key assumptions values reflect past experience or, if appropriate, are consistent with external sources of information.

Key assumption	Management’s approach
Discount rate

The discount rate applied was either 16.39% or 11.56%, depending on the target market.

The weighted average cost of capital (WACC) was estimated using the market capital structure plus 2% of risk premium which reflect the higher risk associated with intangible assets.

For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).

Market share, product prices and royalties.

The projected revenue from the products and services of the CGUs has been estimated by the management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The prices and royalties estimated in the revenue projections are based on current and projected market prices for the products and services of the CGUs.

A projection horizon longer than five years was adopted, as the GGUs are linked to biological products that require extended development and regulatory approval timelines across multiple target countries. Due to the nature of these products and the maturity level of the markets involved, a longer time frame is essential to reasonably capture the expected cash flows and the time needed to reach commercial readiness and registration milestones. Projected range period used: 8-18 years.

Management estimates that any reasonably possible change in any of these key assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.9.  Goodwill

	06/30/2025	06/30/2024
Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A.	7,523,322	7,523,322
Pro farm Group, Inc.	76,089,749	76,089,749
Insumos Agroquímicos S.A.	470,090	470,090
	112,163,432	112,163,432

The Group is required to test whether goodwill has suffered any impairment on an annual basis. The recoverable amount is determined based on value in use calculations. The use of this method requires the estimation of future cash flows and the determination of a discount rate in order to calculate the present value of the cash flows.

There is an inherent material uncertainty related to management’s estimation of the ability of the Group to recover the carrying amounts of goodwill, because it is dependent upon Group`s ability to raise sufficient funds to complete the projects development, the future outcome of the regulatory process, and the timing and amount of the future cash flows generated by the projects, among other future events.

Rizobacter CGU. This CGU is composed of all revenues collected through Rizobacter from the production and sale of proprietary and third-party products, both in the domestic and international markets. Additionally, Rizobacter generates revenue from the formulation, fragmentation and resale of third-party products.

Bioceres Crops CGU. This CGU is composed of the expected revenues from the commercialization of intensive R&D products associated to HB4.

Insuagro CGU. This CGU is composed of all revenues collected through Insuagro from the production and sale of proprietary and third-party products in the domestic markets.

Pro Farm CGU. This CGU is composed of all revenues collected through Pro Farm from the production and sale of proprietary and third-party products, both in the domestic and international markets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Management has made the estimates considering the cash flow projections projected by the management and third-party valuation reports on the assets, intangible assets and liabilities assumed. All key assumptions values reflect past experience or, if appropriate, are consistent with external sources of information. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The discount rate used ranges was 14.11% for Rizobacter UGE and for Bioceres Crops UGE, and 9.28% for Pro Farm UGE due to the target market.

The weighted average cost of capital (“WACC”) rate has been estimated based on the market capital structure.

For the cost of equity, the discount rate is estimated based on the Capital Asset Pricing Model (CAPM).

Market share, product prices and royalties.

The projected revenue from the products and services of the CGUs has been estimated by the management based on market penetration data for comparable products and technologies and on future expectations of foreseen economic and market conditions.

The prices (Rizobacter CGU and Pro Farm CGU) and royalties (Bioceres Crops CGU) estimated in the revenue projections are based on current and projected market prices for the products and services of the CGUs.

Terminal value	Rizobacter CGU and Bioceres Crops CGU: The growth rate used to extrapolate the future cash flow projections to terminal period is 2%. Pro Farm CGU: EBITDA multiple (10x)

The period used for projection was 5 years, except those GGUs that are linked to biological products that require extended development and regulatory approval timelines across multiple target countries. Due to the nature of these products and the maturity level of the markets involved, a longer time frame is essential to reasonably capture the expected cash flows and the time needed to reach commercial readiness and registration milestones. Projected range period used: 8-18 years.

Rizobacter CGU: If, as of June 30, 2025, the market share used in the value-in-use calculation for Rizobacter’s CGU had been 5% lower, the post-tax discount rate applied to the cash flow projections had been 2% higher, and the terminal growth rate had been 0.5% lower than management’s estimates, the Group would have been required to recognize an impairment loss of $24.7 million against the carrying amount of goodwill.

Bioceres Crops CGU: had the market share used in the value-in-use calculation as of June 30, 2025 been 5% lower, and the post-tax discount rate 2% higher than management’s estimates, the Group would have been required to recognize an impairment loss of $3.5 million against the carrying amount of goodwill.

Pro Farm CGU: If the market share used in the value-in-use calculation for Pro Farm’s CGU had been 5% lower, and the post-tax discount rate applied to the cash flow projections had been 1% higher than management’s estimates as of June 30, 2025, the Group would have recognized an impairment loss of $34.4 million against the carrying amount of goodwill.

7.10.  Investment properties

	06/30/2025	06/30/2024
Investment properties	570,324	560,783
	570,324	560,783

The book value of the investment property does not differ significantly from its fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.11.  Trade and other payables

	06/30/2025	06/30/2024
Trade creditors	87,073,151	108,307,192
Shareholders and other related parties (Note 17)	286,172	37,985
Trade creditors - Parent company (Note 17)	878,874	729,171
Trade creditors - Joint ventures and associates (Note 17)	3,625,406	52,888,732
Taxes	3,283,856	5,647,550
Miscellaneous	1,285,145	1,121,839
	96,432,604	168,732,469

Non-current
Trade creditors	4,785,300	—
Trade creditors - Joint ventures and associates (Note 17)	43,696,426	—
	48,481,726	—

The trade and other payables include debts with grain producers. These debts represent payment obligations contracted by purchase contracts, which give the producer the right to set the price at any time between the delivery date and a future date. Those debts that are not fixed at closing are valued at their fair value and debts with a price set by the producer at their amortized cost.

7.12.  Borrowings

	06/30/2025	06/30/2024
Current
Bank borrowings	93,752,214	91,816,134
Corporate bonds	25,265,276	42,035,925
Trust debt securities	710,636	2,895,139
	119,728,126	136,747,198
Non-current
Bank borrowings	12,271,490	15,316,612
Corporate bonds	25,926,536	25,071,823
Trust debt securities	—	1,716,447
	38,198,026	42,104,882

The Group has a pre-approved financing program authorized by the Argentine National Securities Commission (Comisión Nacional de Valores – CNV), which allows for the issuance of public corporate bonds for up to $200 million. As of June 30, 2025, the Group had utilized $51 million under this program, with $149 million remaining available for future use. The facility remains fully discretionary and may be utilized as needed by the Group.

In January 2025, we completed a $20 million financing agreement with Coöperatieve Rabobank U.A. (“Rabobank”) The capital will be repaid in seven semi-annual installments between June 15, 2026, and June 15, 2029. The annual interest rate is Term SOFR plus a margin ranging from 5.15% to 6.15%, with interest payable semi-annually at the end of each interest period.

As a result of market conditions described in Note 2, our performance indicators were affected, leading us to exceed the thresholds established in Rabobank’s agreement for both the Net Financial Debt to EBITDA ratio and the Current Liquidity ratio. However, on September 5, 2025, we reached a waiver and amendment agreement under which Rabobank agreed to waive the breach of these ratios for the fiscal year ended June 30, 2025. Nevertheless, since the waiver was granted after the closing date of these financial statements, we are unable to demonstrate, as of June 30, 2025, an unconditional right to defer settlement of the liability for at least twelve months. Accordingly, we have reclassified the loan as a current liability.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

In addition to the waiver, the amendment sets forth the following key financial provisions that our subsidiary, Rizobacter, is required to comply with: (i) new progressive limits for the Net Financial Debt to EBITDA ratio, starting at 6.00x as of September 30, 2025, and gradually decreasing to 2.75x by September 30, 2027; (ii) a maximum gross financial debt cap, ranging between USD 105 million and USD 130 million on a quarterly basis; (iii) a restriction on granting new intercompany loans (financial or commercial) that exceed the amounts in effect at the time of signing the agreement, unless funds are provided by the parent company; and (iv) for the fiscal years ending in June 2026 and 2027, capital investments will be limited to maintenance purposes only.

The carrying value of some borrowings as of June 30, 2025 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	06/30/2025		06/30/2024
	Amortized		Amortized
	cost	Fair value	cost	Fair value
Current
Bank borrowings	93,752,214	83,183,234	91,816,134	89,874,010
Corporate Bonds	25,265,276	22,529,823	42,035,925	41,492,963

Non-current
Bank borrowings	12,271,490	9,402,501	15,316,612	14,850,783
Corporate Bonds	25,926,536	18,732,545	25,071,823	23,845,583

7.13.  Secured Notes

Secured Guaranteed Notes

The Secured Guaranteed Notes due 2026 bore interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date, and 14.0% from 37 through 48 months after the issue date. Interest was payable semi-annually.

On June 18, 2025, we entered into an amendment to the Secured Guaranteed Notes pursuant to which the aggregate principal amount increases from $26,437,485 to $29,081,233, with an annual interest rate of 19%, of which 14% is payable in cash and 5% in kind. The Company is required to make scheduled amortization payments of $1,000,000 on the last business day of each calendar month and may only be repurchased in full. Had the Company repurchased it on or before August 5, 2025, a 5% “Prepayment Premium” penalty would have applied. If the repurchase occurred after that date, the penalty increased to 10%. The Prepayment Premium also applied to payments made following acceleration.

The Secured Guaranteed Notes due 2026 had no conversion rights into our ordinary shares.

The carrying value the Secured Guaranteed Notes as of June 30, 2025, are measured at amortized cost. Its fair value does not differ significantly from the carrying amount.

Secured Convertible Guaranteed Notes

The Secured Guaranteed Convertible Notes were issued for a total principal amount of $55 million. The notes had a 4- year maturity and accrued interest at an annual rate of 9%, of which 5% was payable in cash and 4% in-kind. Up to maturity, the note holders could opt to convert the outstanding principal amount into common shares of Bioceres at a strike price of $18 per share. The Company had the option to repurchase the notes voluntarily 30 months after the issue date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

On June 18, 2025, we entered into an amendment to the Secured Convertible Guaranteed Notes pursuant to which the aggregate principal amount increases from $61,652,927 to $67,868,227, and the maturity date is extended to August 31, 2027. The notes carry an annual interest rate of 15%, of which 5% is payable in cash and 10% in kind. Noteholders have now the option to convert the outstanding principal amount of their Convertible Notes into common shares of the Company at a reduced strike price of $6 per share. If the Company raises more than $10,000,000 in common equity, the strike price resets to the lesser of (1) the then-applicable strike price or (2) the price per share at which the new shares are issued (or the weighted average price per share, if issued at varying prices). The Company may voluntarily repurchase the Convertible Notes; however, it must pay either a “Prepayment Premium Fee” or an “Equity Option Fee.” If the repurchase occurs on or before August 31, 2025, a 5% prepayment penalty applies. If the repurchase had occurred on or before August 31, 2025, a 5% prepayment penalty would have applied. If repurchased between September 1 and prior to October 1, 2025, the penalty would have increased to 7%. For repurchases on or after October 1, 2025, the applicable fee would be the full Equity Option Fee. Additionally, either the Prepayment Premium Fee or the Equity Option Fee will apply in the event of payments made following acceleration.

In accordance with the terms of the amendments, certain members of the Board of Directors were nominated by the noteholders of the Secured Convertible Guaranteed Notes. For as long as the Notes remain outstanding, they will have the right to nominate members to the Board of Directors. Accordingly, as of June 30, 2025, the outstanding balance is reported as amounts payable to related parties (see Note 17). Subsequently, both directors nominated by the noteholders resigned from the Company’s Board in connection with the delivery of a reservation of rights letter sent by Jasper Lake through its legal counsel.

The carrying value the Secured Guaranteed Notes as of June 30, 2025, are measured at amortized cost. Its fair value does not differ significantly from the carrying amount.

Furthermore, the Group’s financial covenants in both Secured Notes are being amended to reset the Consolidated Total Net Leverage Ratio and Interest Coverage Ratio to the following:

Consolidated Total Net Leverage Ratio

Fiscal Quarters ended March 31, 2025 and June 30, 2025: 5.00x

Fiscal Quarters ended September 30, 2025 and December 31, 2025: 4.33x

Fiscal Quarters ended March 31, 2026 through the Maturity Date: 3.75x

Interest Coverage Ratio

Fiscal Quarter ended March 31, 2025 and June 30, 2025: 1.50x

Fiscal Quarters ended September 30, 2025 and December 31, 2025: 1.75x

Fiscal Quarters ended March 31, 2026 through the Maturity Date: 2.00x

Although the financial covenants of the Notes were amended to reflect the market conditions described in Note 2, as of the end of this fiscal year, the updated ratios in the amendment have been exceeded. This is mainly due to profitability falling short of expectations, as well as the recognition of exceptional charges arising in response to the aforementioned market conditions—such as employee severance payments, higher bad debt expenses and inventory obsolescence primary due to our shift in our seed business strategy, among others. As of the date of issuance of this financial statement, the Company has not received any acceleration notice. However, as of June 30, 2025, we were unable to demonstrate an unconditional right to defer settlement of the liability for at least twelve months. Accordingly, the liability was reclassified as current for this reporting period, and a total of $4.8 million was accrued as a Prepayment Premium Fee, see Note 8.6, as described above. Discussions with the holders of the Convertible Notes are ongoing, and the Company is actively evaluating potential solutions to address this matter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.14.  Employee benefits and social security

	06/30/2025	06/30/2024
Salaries, accrued incentives, vacations and social security	6,108,130	7,192,492
Key management personnel (Note 17)	65,882	148,466
	6,174,012	7,340,958

7.15.  Deferred revenue and advances from customers

	06/30/2025	06/30/2024
Current
Advances from customers	4,282,668	3,335,740
Deferred revenue	—	587,400
	4,282,668	3,923,140
Non-current
Advances from customers	—	52,511
Deferred revenue	1,436,912	1,872,627
	1,436,912	1,925,138

7.16.  Provisions

	06/30/2025	06/30/2024
Provisions for contingencies	1,267,572	1,255,702
	1,267,572	1,255,702

The Group has recognized a provision for probable administrative, judicial, and out-of-court proceedings that may arise in the ordinary course of business. This provision is based on a prudent approach, informed by professional legal advice and Management’s best estimate of the amount of these claims. These claims are not expected to have a material impact on the Group’s operating results, cash flows, or financial position.

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

Due to the lack of precedent in similar cases, Management believes there is insufficient objective evidence to reliably determine the timing of any potential cash outflows. Nevertheless, the provision has been classified under current or non-current liabilities, applying a prudent criterion based on Management’s judgment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

7.17.  Changes in allowances and provisions

				Currency
			Uses and	conversion
Item	06/30/2024	Additions	reversals	difference	06/30/2025
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(7,050,280)	(7,123,716)	—	50,533	(14,123,463)
Allowance for obsolescence	(3,087,563)	(1,547,723)	1,158,036	(29,204)	(3,506,454)
Total deducted from assets	(10,137,843)	(8,671,439)	1,158,036	21,329	(17,629,917)

INCLUDED IN LIABILITIES
Provisions for contingencies	(1,255,702)	(335,773)	309,793	14,110	(1,267,572)
Total included in liabilities	(1,255,702)	(335,773)	309,793	14,110	(1,267,572)
Total	(11,393,545)	(9,007,212)	1,467,829	35,439	(18,897,489)

			Additions		Currency
			from business	Uses and	conversion
Item	06/30/2023	Additions	combination	reversals	difference	06/30/2024
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(7,425,604)	(753,428)	—	777,558	351,194	(7,050,280)
Allowance for obsolescence	(2,492,499)	(586,515)	—	69,582	(78,131)	(3,087,563)
Total deducted from assets	(9,918,103)	(1,339,943)	—	847,140	273,063	(10,137,843)

INCLUDED IN LIABILITIES
Provisions for contingencies	(891,769)	(367,126)	(355,898)	393,073	(33,982)	(1,255,702)
Total included in liabilities	(891,769)	(367,126)	(355,898)	393,073	(33,982)	(1,255,702)
Total	(10,809,872)	(1,707,069)	(355,898)	1,240,213	239,081	(11,393,545)

8.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8.1.  Revenue from contracts with customers

	06/30/2025	06/30/2024	06/30/2023
Sale of goods and services	318,498,299	443,554,101	385,295,414
Royalties	1,414,864	986,602	1,247,567
Right of use licenses	13,430,824	20,287,845	32,903,458
	333,343,987	464,828,548	419,446,439

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

8.2.  Cost of sales

Item	06/30/2025	06/30/2024	06/30/2023
Inventories as of the beginning of the year	110,913,884	111,990,145	78,759,610
Business combination	—	4,031,412	11,182,602
Purchases of the year	149,950,181	249,648,267	233,471,036
Production costs	25,177,920	24,672,636	23,227,844
Foreign currency translation	382,092	(1,206,764)	806,106
Subtotal	286,424,077	389,135,696	347,447,198
Inventories as of the end of the year (*)	(82,999,205)	(110,913,884)	(111,990,145)
Cost of sales	203,424,872	278,221,812	235,457,053

(*) Net of agricultural products.

8.3.  R&D classified by nature

	Research	Research	Research
	and	and	and
	development	development	development
	expenses	expenses	expenses
Item	06/30/2025	06/30/2024	06/30/2023
Amortization of intangible assets	5,079,962	5,923,389	4,804,768
Analysis and storage	—	5,302	52,660
Commissions and royalties	14,179	—	16,257
Import and export expenses	—	—	855
Depreciation of property, plant and equipment	767,731	618,627	577,785
Freight and haulage	2,025	30,450	17,429
Employee benefits and social securities	4,032,386	4,727,340	4,530,533
Maintenance	253,581	314,721	452,449
Energy and fuel	5,576	8,101	111,481
Supplies and materials	2,589,371	2,256,748	2,924,994
Mobility and travel	141,271	205,572	243,865
Share-based incentives	217,494	510,162	136,754
Publicity and advertising	—	23,383	—
Professional fees and outsourced services	1,328,301	1,265,765	660,887
Professional fees related parties	90,533	256,877	542,551
Office supplies	247,425	688,969	93,623
Information technology expenses	40,286	29,013	31,356
Insurance	49,343	48,872	78,673
Depreciation of leased assets	54,505	—	68,321
Miscellaneous	853	269,750	74
Total	14,914,822	17,183,041	15,345,315

	06/30/2025	06/30/2024	06/30/2023
R&D capitalized (Note 7.8)	8,614,448	11,855,766	10,753,047
R&D profit and loss	14,914,822	17,183,041	15,345,315
Total	23,529,270	29,038,807	26,098,362

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

8.4.  Expenses classified by nature and function

		Selling, general
		and
		administrative	Total
Item	Production costs	expenses	06/30/2025
Amortization of intangible assets	351,240	5,723,529	6,074,769
Analysis and storage	—	14,744	14,744
Commissions and royalties	835,082	1,989,880	2,824,962
Import and export expenses	—	826,942	826,942
Depreciation of property, plant and equipment	2,861,812	2,361,266	5,223,078
Depreciation of leased assets	2,477,334	2,504,864	4,982,198
Impairment of receivables	—	7,123,716	7,123,716
Freight and haulage	1,003,986	11,367,204	12,371,190
Employee benefits and social securities	9,899,884	43,439,612	53,339,496
Maintenance	2,640,232	2,793,293	5,433,525
Energy and fuel	658,621	106,846	765,467
Supplies and materials	586,696	2,678,691	3,265,387
Mobility and travel	113,676	3,775,315	3,888,991
Publicity and advertising	—	4,509,183	4,509,183
Contingencies	84,567	251,206	335,773
Share-based incentives	315,965	3,853,229	4,169,194
Professional fees and outsourced services	1,199,979	10,142,925	11,342,904
Professional fees related parties	—	1,102	1,102
Office supplies and registrations fees	93,967	1,232,477	1,326,444
Insurance	181,595	2,846,208	3,027,803
Information technology expenses	39,583	2,931,502	2,971,085
Obsolescence	1,547,723	—	1,547,723
Taxes	260,091	12,271,870	12,531,961
Miscellaneous	25,887	367,968	393,855
Total	25,177,920	123,113,572	148,291,492

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2024
Amortization of intangible assets	239,545	5,950,173	6,189,718
Analysis and storage	598	160,133	160,731
Commissions and royalties	217,000	1,745,169	1,962,169
Import and export expenses	147,392	734,026	881,418
Depreciation of property, plant and equipment	3,018,014	2,126,608	5,144,622
Depreciation of leased assets	1,312,849	2,106,107	3,418,956
Impairment of receivables	—	753,428	753,428
Freight and haulage	927,910	11,831,050	12,758,960
Employee benefits and social securities	10,015,691	38,253,407	48,269,098
Maintenance	2,134,116	2,558,352	4,692,468
Energy and fuel	997,066	514,422	1,511,488
Supplies and materials	1,031,386	3,520,386	4,551,772
Mobility and travel	143,046	4,250,764	4,393,810
Publicity and advertising	233	4,985,955	4,986,188
Contingencies	66,682	300,444	367,126
Share-based incentives	1,111,919	12,512,804	13,624,723
Professional fees and outsourced services	1,960,315	8,759,807	10,720,122
Professional fees related parties	—	225,950	225,950
Office supplies and registrations fees	242,790	1,601,554	1,844,344
Insurance	199,109	2,117,158	2,316,267
Information technology expenses	35,526	3,692,227	3,727,753
Obsolescence	581,804	4,711	586,515
Taxes	285,791	14,184,503	14,470,294
Miscellaneous	3,854	801,772	805,626
Total	24,672,636	123,690,910	148,363,546

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2023
Amortization of intangible assets	173,032	6,013,633	6,186,665
Analysis and storage	4,496	700,671	705,167
Commissions and royalties	127,771	1,396,750	1,524,521
Import and export expenses	150,402	794,561	944,963
Depreciation of property, plant and equipment	2,161,236	2,094,253	4,255,489
Depreciation of leased assets	468,524	3,029,049	3,497,573
Impairment of receivables	—	1,327,385	1,327,385
Freight and haulage	2,427,296	9,645,962	12,073,258
Employee benefits and social securities	9,973,301	38,030,033	48,003,334
Maintenance	1,195,111	2,067,672	3,262,783
Energy and fuel	967,412	397,305	1,364,717
Supplies and materials	1,075,319	1,047,720	2,123,039
Mobility and travel	90,848	4,140,153	4,231,001
Publicity and advertising	2,528	5,668,569	5,671,097
Contingencies	—	221,008	221,008
Share-based incentives	—	3,278,354	3,278,354
Professional fees and outsourced services	2,629,567	13,498,757	16,128,324
Professional fees related parties	—	277,137	277,137
Office supplies and registrations fees	229,500	833,430	1,062,930
Insurance	230,388	3,006,387	3,236,775
Information technology expenses	11,556	3,087,945	3,099,501
Obsolescence	1,012,788	53,989	1,066,777
Taxes	255,227	11,533,391	11,788,618
Miscellaneous	41,542	858,633	900,175
Total	23,227,844	113,002,747	136,230,591

8.5.  Other income or expenses, net

	06/30/2025	06/30/2024	06/30/2023
Net result from commercialization of agricultural products	(1,890,110)	(3,560,703)	174,122
Expenses recovery	6,808	336,815	79,274
Result of intangible sales	7,751,311	—	—
Gain from a bargain purchase (Note 6)	—	1,032,327	—
Others	907,961	693,006	831,496
	6,775,970	(1,498,555)	1,084,892

On March 28, 2025, we agree to transfer all rights, licenses, and materials containing or pertaining to the Soy ANF trait and pay $750,000 to a Arcadia Biosciences Inc in exchange for (i) RG and OX Wheat Patents and RS exclusive rights; (ii) the cancellation of all Royalty Payments, which included 25% of the Net Wheat Technology Licensing Revenues and 6% of the Net HB4 Soybean Revenues up to $10 million; and (iii) the release from any Performance Benchmark Obligations related to the RG, OX, and RS Varieties which amounted to $8.1 million. This transaction resulted in the accounting of a gain from the exchange of intangible assets amounting to $7.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

8.6.  Finance results

	06/30/2025	06/30/2024	06/30/2023
Financial costs
Interest expenses with the Parent (Note 17)	—	(45,852)	(462,575)
Interest expenses	(25,629,885)	(24,078,901)	(20,767,168)
Financial commissions	(3,208,933)	(2,746,945)	(2,558,342)
	(28,838,818)	(26,871,698)	(23,788,085)

Other financial results
Exchange differences generated by assets	(11,137,132)	(15,750,105)	(20,410,188)
Exchange differences generated by liabilities	4,083,222	19,166,100	10,890,789
Changes in fair value of financial assets or liabilities and other financial results	(14,982,282)	(13,026,967)	(2,209,036)
Prepayment premium fee	(4,870,021)	—	—
Net gain of inflation effect on monetary items	409,356	1,697,345	438,502
	(26,496,857)	(7,913,627)	(11,289,933)

9.    TAXATION

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	06/30/2025	06/30/2024
Current assets
Income tax	1,864,817	655,691
	1,864,817	655,691
Non-current assets
Income tax	17,995	10,889
	17,995	10,889

	06/30/2025	06/30/2024
Liabilities
Income tax	452,800	4,825,271
	452,800	4,825,271

The roll forward of net deferred tax as of June 30, 2025 and 2024 is as follows:

	06/30/2025	06/30/2024
Beginning of the period deferred tax	(25,296,931)	(28,472,383)
Additions for business combination	—	(996,824)
Charge for the period	134,770	5,115,586
Conversion difference	(43,779)	(943,310)
Total net deferred tax	(25,205,940)	(25,296,931)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The roll forward of deferred tax assets and liabilities as of June 30, 2025 and 2024 are as follows:

		Income
	Balance	tax	Conversion	Balance
Deferred tax assets	06/30/2024	provision	difference	30/06/2025
Tax Loss-Carry Forward	21,582,404	31,609	(88,088)	21,525,925
Changes in fair value of financial assets or liabilities	875	—	(211)	664
Trade receivables	437,352	572,129	(362)	1,009,119
Allowances	447,526	463,297	6,729	917,552
Royalties	764,891	(18,311)	(2,189)	744,391
Others	2,750,935	(2,201,952)	(63,039)	485,944
Total deferred tax assets	25,983,983	(1,153,228)	(147,160)	24,683,595

		Income
	Balance	tax	Conversion	Balance
Deferred tax liabilities	06/30/2024	provision	difference	30/06/2025
Intangible assets	(28,312,803)	62,914	41,870	(28,208,019)
Property, plant and equipment depreciation	(14,609,276)	(703,042)	(2,410)	(15,314,728)
Inflation tax adjustment	(162,915)	70,804	65,303	(26,808)
Inventories	(7,560,403)	1,429,429	—	(6,130,974)
Others financial assets	(460,306)	436,364	—	(23,942)
Right-of-use leased asset	(190,086)	10,505	(1,382)	(180,963)
Others	14,875	(18,976)	—	(4,101)
Total deferred tax liabilities	(51,280,914)	1,287,998	103,381	(49,889,535)

Net deferred tax	(25,296,931)	134,770	(43,779)	(25,205,940)

		Additions	Income
	Balance	for business	tax	Conversion	Balance
Deferred tax assets	06/30/2023	combination	provision	difference	30/06/2024
Tax Loss-Carry Forward	16,701,783	—	5,655,758	(775,137)	21,582,404
Changes in fair value of financial assets or liabilities	3,107	—	—	(2,232)	875
Trade receivables	354,741	—	212,688	(130,077)	437,352
Allowances	796,606	—	(297,513)	(51,567)	447,526
Royalties	723,083	—	48,310	(6,502)	764,891
Others	4,210,435	765,384	(2,094,736)	(130,148)	2,750,935
Total deferred tax assets	22,789,755	765,384	3,524,507	(1,095,663)	25,983,983

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

		Additions	Income
	Balance	for business	tax	Conversion	Balance
Deferred tax liabilities	06/30/2023	combination	provision	difference	30/06/2024
Intangible assets	(28,798,967)	(495,346)	867,747	113,763	(28,312,803)
Property, plant and equipment depreciation	(13,620,151)	(211,136)	(784,369)	6,380	(14,609,276)
Inflation tax adjustment	(566,759)	—	386,486	17,358	(162,915)
Inventories	(5,979,778)	(940,231)	(640,394)	—	(7,560,403)
Others financial assets	(2,150,406)	—	1,690,100	—	(460,306)
Right-of-use leased asset	(120,440)	(115,495)	30,997	14,852	(190,086)
Others	(25,637)	—	40,512	—	14,875
Total deferred tax liabilities	(51,262,138)	(1,762,208)	1,591,079	152,353	(51,280,914)

Net deferred tax	(28,472,383)	(996,824)	5,115,586	(943,310)	(25,296,931)

Principal statutory taxes rates in the countries where the Group operates for all of the years presented are:

	06/30/2025	06/30/2024	06/30/2023
Current tax expense	(1,408,386)	(8,894,201)	(1,311,505)
Deferred tax	134,770	5,115,586	2,380,157
Total	(1,273,616)	(3,778,615)	1,068,652

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	06/30/2025	06/30/2024	06/30/2023
Earning before income tax-rate	(57,571,637)	11,067,598	19,105,947
Income tax expense by applying tax rate in force in the respective countries	13,417,515	(2,532,953)	1,331,544
Share of profit or loss of subsidiaries, joint ventures and associates	(294,638)	1,371,636	241,301
Stock options charge	(167,601)	(1,351,831)	(558,026)
Non-deductible expenses	(4,027,734)	(1,468,643)	(371,316)
Tax inflation adjustment	3,211,529	8,788,533	7,920,895
Result of inflation effect on monetary items and other finance results	(1,391,617)	(8,999,710)	(8,120,822)
Derecognition of tax loss carryforwards	(10,935,018)	—	—
Others	(1,086,052)	414,353	625,076
Income tax expenses	(1,273,616)	(3,778,615)	1,068,652

Derecognition of tax loss carryforwards totaling $10.9 million across BCS Holding Inc. ($2.4M), RASA Holding LLC ($1.5M), Bioceres Crops S.A. ($0.4M), Bioceres Semillas ($4.5M), and Bioceres Crops do Brasil Ltda. ($2.2M), primarily due to a shift in the HB4 program’s business model affecting the allocation of taxable profits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows:

	June 30, 2025
	Earnings	Weight
	before	average
	income tax-	applicable tax
Tax jurisdiction	rate	rate	Income tax
Low or null taxation jurisdictions	(9,187,121)	0.0%	—
Profit-making entities	—	—	—
Loss-making entities	(48,384,516)	27.8%	13,417,515
	(57,571,637)		13,417,515

	June 30, 2024
	Earnings	Weight
	before	average
	income tax-	applicable tax
Tax jurisdiction	rate	rate	Income tax
Low or null taxation jurisdictions	10,464,257	0.0%	—
Profit-making entities	30,435,214	34.7%	(10,560,379)
Loss-making entities	(29,831,873)	26.9%	8,027,426
	11,067,598		(2,532,953)

	June 30, 2023
	Earnings	Weight
	before	average
	income tax-	applicable tax	Income
Tax jurisdiction	rate	rate	tax
Low or null taxation jurisdictions	29,696,082	0.0%	—
Profit-making entities	10,484,562	34.1%	(3,577,918)
Loss-making entities	(21,074,697)	23.3%	4,909,462
	19,105,947		1,331,544

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2025 are as follows:

		Tax-Loss Carry
		forward applying
		tax rate in force
	Tax-Loss Carry	in the respective
Tax jurisdiction	forward	countries	Expiration
United States of America	69,459,595	14,586,515	—
Brazil	13,624,448	4,632,313	—
Argentina	213,252	53,313	2029
Argentina	6,467,278	2,033,203	2030
France	882,319	220,581	—
Total	90,646,892	21,525,925

The amount of tax losses for the fiscal year ended on June 30, 2025 is an estimate of the amount to be presented in the tax return.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Based on the projections of future taxable income for the periods in which the deferred tax assets are deductible, the Group’s management estimates that, except for the part of deferred tax asset that were unrecognized (tax loss carry forward for USD 10.9 million as of June 30, 2025), it is probable that the entities within the Group can utilize those deferred tax assets, which depends, among other factors, on the success of the current projects of agricultural biotechnology, the future market price of commodities and the market share of the entities within the Group.

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

10.    EARNING PER SHARE

	06/30/2025	06/30/2024	06/30/2023
Numerator
Profit/ (Loss) for the year (basic EPS)	(55,416,054)	4,275,688	18,779,876
Profit/ (Loss) for the year (diluted EPS)	(55,416,054)	4,275,688	18,779,876
Denominator
Weighted average number of shares (basic EPS)	63,228,240	62,840,129	62,146,082
Weighted average number of shares (diluted EPS)	63,228,240	63,485,432	63,185,508

Basic profit/ (loss) attributable to ordinary equity holders of the parent	(0.8764)	0.0680	0.3022
Diluted profit/ (loss) attributable to ordinary equity holders of the parent	(0.8764)	0.0673	0.2972

For the year ended June 30, 2025, diluted earnings per share have not been presented, as the Group reported a net loss and the inclusion of potential dilutive shares would have resulted in an anti-dilutive effect.

For the year ended June 30, 2024 and 2023, diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and convertible notes.

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

11.   INFORMATION ABOUT COMPONENTS OF EQUITY

Capital issued

As of June 30, 2025, we had, (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 63,228,239 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 3,402,744 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,402,692 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Convertible notes

Convertibles notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column. See Note 7.13.

Non-controlling interests

The subsidiaries whose non-controlling interest is significant as of June 30, 2025 and 2024 is:

Name	06/30/2025	06/30/2024
Rizobacter Argentina S.A.	20%	20%
Insumos Agroquimicos S.A.	38.68%	38.68%

Below is a detail of the summarized financial information of Rizobacter and Insuagro, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

Rizobacter

Summary financial statements:

	06/30/2025	06/30/2024
Current assets	198,279,028	345,561,483
Non-current assets	197,805,099	98,157,355
Total assets	396,084,127	443,718,838

Current liabilities	182,516,237	258,332,709
Non-current liabilities	121,291,077	69,831,217
Total liabilities	303,807,314	328,163,926

Equity attributable to controlling interest	92,276,497	115,554,674
Equity attributable to non-controlling interest	316	238
Total equity	92,276,813	115,554,912

Total liabilities and equity	396,084,127	443,718,838

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss

	06/30/2025	06/30/2024	06/30/2023
Revenues	197,827,605	303,870,411	288,880,411
Initial recognition and changes in the fair value of biological assets at the point of harvest	26,388	(2,468,693)	(3,199,885)
Cost of sales	(123,358,412)	(194,869,433)	(178,970,954)
Gross margin	74,495,581	106,532,285	106,709,572

Research and development expenses	(3,123,919)	(3,341,318)	(3,851,144)
Selling, general and administrative expenses	(64,711,783)	(65,215,877)	(68,580,834)
Share of profit or loss of joint ventures and associates	(1,807,263)	716,168	222,364
Other income	(759,008)	(947,068)	361,639
Operating profit	4,093,608	37,744,190	34,861,597

Financial results	(14,078,506)	(14,275,961)	(25,356,667)
Profit before taxes	(9,984,898)	23,468,229	9,504,930

Income tax expense	1,145,775	(8,216,712)	(3,064,006)
Result for the year	(8,839,123)	15,251,517	6,440,924

Foreign exchange differences on translation of foreign operations	(517,387)	(1,495,976)	1,075,805
Revaluation of property, plant and equipment, net of tax	—	—	(1,435,739)
Total comprehensive result	(9,356,510)	13,755,541	6,080,990

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2025, 2024 and 2023.

Insuagro

Summary financial statements:

	06/30/2025	06/30/2024
Current assets	44,995,363	48,088,212
Non-current assets	4,982,874	5,253,148
Total assets	49,978,237	53,341,360

Current liabilities	43,934,269	45,049,873
Non-current liabilities	98,071	293,858
Total liabilities	44,032,340	45,343,731

Total equity	5,945,897	7,997,629

Total liabilities and equity	49,978,237	53,341,360

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss

	06/30/2025	06/30/2024	06/30/2023
Revenues	40,926,498	57,959,538	55,710,643
Cost of sales	(31,554,081)	(44,575,216)	(42,765,656)
Gross margin	9,372,417	13,384,322	12,944,987

Selling, general and administrative expenses	(9,517,827)	(9,360,140)	(7,931,425)
Other income or expenses, net	16,314	(9,723)	9,833
Operating profit	(129,096)	4,014,459	5,023,395

Financial results	(3,055,433)	(3,223,411)	(2,403,656)
Profit/(loss) before tax	(3,184,529)	791,048	2,619,739
Income tax	1,319,072	(85,586)	(1,053,372)
Profit/(loss) for the year	(1,865,457)	705,462	1,566,367

Exchange differences on translation of foreign operations	—	—	—
Revaluation of property, plant and equipment, net of tax	—	—	(31,610)
Total comprehensive result	(1,865,457)	705,462	1,534,757

12.    CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2025	06/30/2024	06/30/2023
Investment activities
Net assets acquisition by business combination	—	905,892	152,070,313
Exchange of intangible assets	6,528,899	—	—
Investment in-kind in other related parties (Note 17)	4,343,549	2,409,244	1,163,384
Capitalization of interest on buildings in progress	336,416	124,098	74,710
Reclasification from Investment properties to property, plant and equipment	—	—	3,589,749
Sale of Moolec Science S.A. equity investment (Note 13)	—	(900,000)	(133,079)
	11,208,864	2,539,234	156,765,077

	06/30/2025	06/30/2024	06/30/2023
Financing activities
Assignment of receivables with shareholders and other related parties	(7,886,442)	—	—
Compensation payment financed by acquisition of intangible assets	(1,781,507)	—	—
Capitalization of convertible notes	—	—	12,211,638
Purchase of own shares	—	—	(24,025,718)
	(9,667,949)	—	(11,814,080)

The Group has incorporated the assets and liabilities from Natal Agro S.R.L. mentioned in Note 6 and Pro Farm Group for year ended June 30, 2024 and 2023, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2022	145,478,637	12,902,790	12,559,071	170,940,498
Proceeds	24,817,888	—	55,000,000	79,817,888
Payments	(13,596,339)	(3,148,617)	—	(16,744,956)
Interest payment	(12,873,219)	—	(5,173,742)	(18,046,961)
Conversion of convertible notes	—	—	(9,109,516)	(9,109,516)
Exchange differences, currency translation differences and other financial results	24,483,638	(4,760,917)	21,937,333	41,660,054
As of June 30, 2023	168,310,605	4,993,256	75,213,146	248,517,007

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2023	168,310,605	4,993,256	75,213,146	248,517,007
Proceeds	135,818,247	—	—	135,818,247
Payments	(109,702,266)	(2,912,171)	—	(112,614,437)
Financing for assets acquisitions	743,279	727,985	—	1,471,264
Interest payment	(20,552,108)	—	(4,172,328)	(24,724,436)
Exchange differences, currency translation differences and other financial results	4,234,323	4,117,445	9,768,868	18,120,636
As of June 30, 2024	178,852,080	6,926,515	80,809,686	266,588,281

	Financing activities
		Consideration	Convertible
	Borrowings	for acquisition	notes	Total
As of June 30, 2024	178,852,080	6,926,515	80,809,686	266,588,281
Proceeds	266,390,032	—	—	266,390,032
Payments	(285,418,914)	(2,035,388)	(1,000,000)	(288,454,302)
Interest payment	(12,616,737)	—	(6,315,826)	(18,932,563)
Non-cash activities	(6,797,045)	(2,870,904)	—	(9,667,949)
Prepayment Premium Fee	—	—	4,870,021	4,870,021
Exchange differences, currency translation differences and other financial results	17,516,736	138,825	23,906,564	41,562,125
As of June 30, 2025	157,926,152	2,159,048	102,270,445	262,355,645

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

13.    JOINT VENTURES AND ASSOCIATES

	06/30/2025	06/30/2024
Assets
Synertech Industrias S.A.	39,334,762	39,749,851
Alfalfa Technologies S.R.L.	36,502	36,502
	39,371,264	39,786,353

	06/30/2025	06/30/2024
Liabilities
Trigall Genetics S.A.(i)	1,007,678	296,455
	1,007,678	296,455
(i)	The investment in Trigall has a negative balance because the company intends to make additional contributions or cover the losses of the investment.

Changes in joint ventures investments and affiliates:

	06/30/2025	06/30/2024
As of the beginning of the year	39,489,898	38,673,987
Share-based incentives	—	65,470
Sale of equity investment - Moolec Science S.A.	—	(900,000)
Reclassification of Moolec Sciense S.A.	—	(2,398,829)
Foreign currency translation	—	(238)
Share of profit or loss	(1,126,312)	4,049,508
As of the end of the year	38,363,586	39,489,898

Moolec Science S.A. ownership was reclassified as a marked-to-market asset (NASDAQ:MLEC). As of June 30, 2025, we own 155,364 ordinary shares, representing less than 5% of the company’s equity.

Share of profit or loss of joint ventures and affiliates:

	06/30/2025	06/30/2024	06/30/2023
Trigall Genetics S.A.	(711,223)	326,368	103,703
Synertech Industrias S.A.	(415,089)	3,723,140	564,598
Moolec Science S.A.	—	—	467,714
Indrasa Biotecnología S.A.	—	—	62,613
	(1,126,312)	4,049,508	1,198,628

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Summarized financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in relation to the joint ventures is presented below:

	Trigall Genetics
Summarized balance sheet	06/30/2025	06/30/2024
Current assets
Cash and cash equivalents	331,201	450,687
Other current assets	5,278,565	6,429,065
Total current assets	5,609,766	6,879,752

Non-current assets
Intangible assets	19,019,926	17,122,954
Investments in joint ventures and associates	3,935,124	3,623,325
Total non-current assets	22,955,050	20,746,279

Current liabilities
Other current liabilities	1,677,894	1,832,719
Total current liabilities	1,677,894	1,832,719

Non-current liabilities
Financial liabilities	24,363,613	22,318,949
Other non- current liabilities	1,229,668	653,604
Total non-current liabilities	25,593,281	22,972,553
Net assets	1,293,641	2,820,759

	Trigall Genetics
Summarized statements of comprehensive income	06/30/2025	06/30/2024	06/30/2023
Revenue	1,910,914	2,525,061	2,010,229
Finance income	19,011	—	—
Finance expense	(580,115)	(24,435)	(718,388)
Depreciation and amortization	(507,860)	(507,860)	(507,860)
Profit of the year	(61,964)	674,059	207,410
Other comprehensive income	—	—	(17,156)
Total comprehensive income	(61,964)	674,059	190,254

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

	Synertech
Summarized balance sheet	06/30/2025	06/30/2024
Current assets
Cash and cash equivalents	1,346,714	3,086
Other current assets	9,081,341	55,960,505
Total current assets	10,428,055	55,963,591

Non-current assets
Property, plan and equipment	10,065,936	11,195,394
Other non- current assets	43,632,401	—
Total non-current assets	53,698,337	11,195,394

Current liabilities
Financial liabilities	21,927,582	19,015,285
Other current liabilities	6,667,724	8,595,232
Total current liabilities	28,595,306	27,610,517

Non-current liabilities
Financial liabilities	—	—
Other non- current liabilities	1,246,318	3,447,008
Total non-current liabilities	1,246,318	3,447,008
Net assets	34,284,768	36,101,460

	Synertech
Summarized statements of comprehensive income	06/30/2025	06/30/2024	06/30/2023
Revenue	24,430,024	61,815,678	62,798,136
Finance income	(1,467,883)	5,608,329	633,741
Finance expense	(5,136,285)	(7,385,027)	(6,768,810)
Depreciation and amortization	(1,543,069)	(1,554,452)	(2,032,809)
(Loss)/Profit of the year	(1,816,693)	7,236,901	3,980,995
Other comprehensive (loss)/ income	—	—	(369,259)
Total comprehensive (loss)/income	(1,816,693)	7,236,901	3,611,736

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The following tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2025	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	60,535,026	181,908,584	76,054,689	318,498,299
Royalties	1,414,864	—	—	1,414,864
Right of use licenses	—	—	13,430,824	13,430,824
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	1,764,863	—	—	1,764,863
Total	63,714,753	181,908,584	89,485,513	335,108,850

Cost of sales	(44,727,989)	(111,888,640)	(46,808,243)	(203,424,872)
Gross profit per segment	18,986,764	70,019,944	42,677,270	131,683,978
% Gross margin	30%	38%	48%	39%

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2024	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	94,457,404	223,538,317	125,558,380	443,554,101
Royalties	986,602	—	—	986,602
Right of use licenses	1,000,000	—	19,287,845	20,287,845
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	(45,746)	—	—	(45,746)
Total	96,398,260	223,538,317	144,846,225	464,782,802

Cost of sales	(66,306,974)	(143,807,301)	(68,107,537)	(278,221,812)
Gross profit per segment	30,091,286	79,731,016	76,738,688	186,560,990
% Gross margin	31%	36%	53%	40%

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2023	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	55,360,397	205,685,451	124,249,566	385,295,414
Royalties	1,247,567	—	—	1,247,567
Right of use licenses	—	—	32,903,458	32,903,458
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	319,428	153,460	137,666	610,554
Total	56,927,392	205,838,911	157,290,690	420,056,993

Cost of sales	(31,012,687)	(137,529,299)	(66,915,067)	(235,457,053)
Gross profit per segment	25,914,705	68,309,612	90,375,623	184,599,940
% Gross margin	46%	33%	57%	44%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

As of the current period, changes in the net realizable value of agricultural products after harvest have been excluded from segment information since those results depend on market fluctuations which are beyond the Group’s operating control. The Group has recast the comparative figures accordingly.

Revenue by similar group of products or services

	06/30/2025	06/30/2024	06/30/2023
Seed and integrated products	61,949,890	96,444,006	56,607,964
Seed Treatments Packs	28,476,396	30,037,798	32,469,652
Seeds & HB4 Program	33,473,494	66,406,208	24,138,312

Crop protection	181,908,584	223,538,317	205,685,451
Adjuvants	56,028,937	56,634,128	52,978,705
Seed CP Products and Services	28,890,840	34,877,911	26,080,587
Other CP Products and Services	62,983,430	106,720,670	94,123,984
Bioprotection	34,005,377	25,305,608	32,502,175

Crop nutrition	89,485,513	144,846,225	157,153,024
Inoculants & Biofertilizers	22,445,093	21,943,468	23,621,534
Micro-beaded Fertilizers	56,461,771	88,158,727	90,827,714
Biostimulants	10,578,649	19,084,400	9,800,318
Syngenta up-front fee	—	15,659,630	32,903,458

Total revenues	333,343,987	464,828,548	419,446,439

Geographical information

	06/30/2025	06/30/2024	06/30/2023
Argentina	231,552,406	346,794,376	288,228,267
Brazil	17,673,809	24,175,116	23,690,028
LATAM	23,900,621	21,952,339	21,044,547
North America	30,107,865	27,370,220	30,372,912
EMEA	7,920,550	21,320,535	22,014,855
ROW	22,188,736	23,215,962	34,095,830
Total revenues	333,343,987	464,828,548	419,446,439

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Non-current assets	06/30/2025	06/30/2024
Argentina	142,743,386	139,245,596
Brazil	7,448,724	7,698,175
LATAM	856,329	1,162,654
North America	185,817,356	189,199,549
EMEA	537,302	44,141
ROW	30,508,800	26,279,731
Total non-current assets	367,911,897	363,629,846

Property, plant and equipment	74,575,386	74,573,278
Intangible assets	181,173,079	176,893,136
Goodwill	112,163,432	112,163,432
Total reportable assets	367,911,897	363,629,846
Total non-reportable assets	395,733,183	488,918,348
Total assets	763,645,080	852,548,194

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

On that basis, the loss allowance as of June 30, 2025 was determined as follows:

	Gross carrying
	amount-trade	Expected Loss	Loss
	receivables	rate	allowance
Current	125,583,929	0.39%	489,540
More than 15 days past due	10,142,922	0.03%	3,206
More than 30 days past due	3,990,398	0.10%	4,155
More than 60 days past due	1,581,056	1.01%	16,047
More than 90 days past due	3,362,450	0.34%	11,449
More than 120 days past due	722,431	0.04%	302
More than 180 days past due	16,729,503	24.90%	4,165,044
More than 365 days past due	11,851,028	79.60%	9,433,720
Total 06/30/2025	173,963,717		14,123,463

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

The generation of cash flows over the next twelve months depends on the success of the initiatives mentioned in Note 2, which cannot be guaranteed as they rely on factors not entirely within the Group’s control. The uncertainty surrounding our ability to secure additional financing contributes to a material uncertainty that raise substantial doubt regarding the Group’s ability to continue as a going concern.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The following table sets out the contractual maturities of financial liabilities:

			Between one
	Up to 3	3 to 12	and three
As of June 30, 2025	months	months	years
Trade and other payables	35,989,362	60,443,242	48,481,726
Borrowings	78,084,912	41,643,214	38,198,026
Convertible notes	102,270,445	—	—
Leasing liabilities	1,010,540	5,873,502	9,527,939
Consideration for acquisition	—	1,761,274	397,774
Total	217,355,259	109,721,232	96,605,465

As a result of the market conditions described in Note 2, our performance metrics were impacted, leading us to classify a portion of the outstanding borrowings (see Note 7.12) and the full amount of the Secured Notes (see Note 7.13) as current liabilities since, as of June 30, 2025, we were unable to demonstrate an unconditional right to defer settlement of those liabilities for at least twelve months.

			Between one
	Up to 3	3 to 12	and three
As of June 30, 2024	months	months	years
Trade and other payables	107,801,065	60,931,404	—
Borrowings	73,706,045	63,041,153	42,104,882
Convertible notes	—	—	80,809,686
Consideration for acquisition	—	4,617,281	2,309,234
Leasing liabilities	738,561	2,384,217	8,161,359
Total	182,245,671	130,974,055	133,385,161

As of June 30, 2025, and 2024 the Group had no exposure to derivative liabilities.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of June 30, 2025:

Net foreign currency position	06/30/2025
Amount expressed in US$	(3,805,325)

Considering only this net currency exposure as of June 30, 2025 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the year ended June 30, 2025 would have resulted in a net pre-tax loss or gain of approximately $0.4 million.

Interest rate risk

The Group’s financing costs may be affected by interest rate volatility. Borrowings under the Group’s interest rate management policy may be fixed or floating rate. The Group maintains adequate committed borrowing facilities and holds most of its financial assets primarily in cash or checks collected from customers that are readily convertible into known amounts of cash.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered into derivative contracts to hedge this exposure.

The Group’s debt composition is set out below.

	06/30/2025	06/30/2024
	Carrying	Carrying
	amount	amount
Fixed-rate instruments
Current financial liabilities	211,497,698	142,986,250
Non-current financial liabilities	48,123,739	133,385,161

Variable-rate instruments
Current financial liabilities	19,146,189	1,501,007

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

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2025, and 2024.

Financial assets by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Cash and cash equivalents	19,488,145	24,973,048	13,206,934	19,500,222
Other financial assets	58	634,553	2,040,038	11,695,528
Trade receivables	168,366,767	207,320,974	—	—
Other receivables (*)	23,975,920	18,647,862	—	—
Total	211,830,890	251,576,437	15,246,972	31,195,750

(*) Advances expenses and tax balances are not included.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

Financial liabilities by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Trade and other payables	141,779,322	156,742,677	3,135,008	11,989,792
Borrowings	157,926,152	178,852,080	—	—
Secured notes	102,270,445	80,809,686	—	—
Lease liability	16,411,981	11,284,137	—	—
Consideration for acquisition	1,075,234	4,202,401	1,083,814	2,724,114
Total	419,463,134	431,890,981	4,218,822	14,713,906

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

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

Measurement at fair value at 06/30/2025	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	144,606	—	—
Moolec Science S.A. shares	976,425	—	—
Other investments	919,007	—	—
Other receivables - Joint ventures and associates	—	—	—
Financial liability at fair value
Trade and other payables	—	3,135,008	—
Consideration for acquisition	1,083,814	—	—

Measurement at fair value at 06/30/2024	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	6,658,805	—	—
US Treasury bills	1,993,668	—	—
Moolec Science S.A. shares	1,530,375	—	—
Other investments	1,512,680	—	—
Financial liability at fair value
Trade and other payables	—	11,989,792	—
Consideration for acquisition	2,724,114	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

The information about the right-of-use and liabilities related with lease assets is as follows:

Right-of-use leased asset	06/30/2025	06/30/2024
Book value at the beginning of the year	20,979,597	21,163,192
Additions of the year	9,569,819	2,585,223
Additions from business combination	—	168,988
Disposals	(680,110)	(1,284,975)
Exchange differences	273,529	(1,652,831)
Book value at the end of the year	30,142,835	20,979,597

Depreciation	06/30/2025	06/30/2024
Book value at the beginning of the year	9,377,845	7,226,617
Depreciation of the year	5,036,703	3,418,956
Disposals	(697,150)	(1,092,167)
Exchange differences	47,736	(175,561)
Accumulated depreciation at the end of the year	13,765,134	9,377,845
Total	16,377,701	11,601,752

Lease liability	06/30/2025	06/30/2024
Book value at the beginning of the year	11,284,137	13,889,223
Additions of the year	9,569,819	2,585,223
Additions from business combination	—	168,988
Interest expenses, exchange differences and inflation effects	1,059,412	(480,189)
Payments of the year	(5,501,387)	(4,879,108)
Total	16,411,981	11,284,137

Lease Liabilities	06/30/2025	06/30/2024
Non-current	9,527,939	8,161,359
Current	6,884,042	3,122,778
Total	16,411,981	11,284,137

	06/30/2025	06/30/2024
Machinery and equipment	3,655,741	3,655,741
Vehicles	1,214,933	1,272,071
Equipment and computer software	1,347,568	1,130,541
Land and buildings	23,924,593	14,921,244
	30,142,835	20,979,597

The incremental borrowing rate used was 4.48% in dollars and 18.55% in reais.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

17.  SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2025, 2024 and 2023, the transactions between the Group and related parties, are as follows:

		Value of transactions for the year ended
Party	Transaction type	06/30/2025	06/30/2024	06/30/2023
Joint ventures and associates	Sales and services	4,874,027	32,036,547	27,945,312
Joint ventures and associates	Purchases of goods and services	(24,076,814)	(61,946,096)	(60,847,857)
Key management personnel	Salaries, social security benefits and other benefits	(2,656,077)	(10,209,376)	(5,002,881)
Key management personnel	Sales and services	367,928	—	—
Key management personnel	Purchases of goods and services	(3,079,070)	—	—
Shareholders and other related parties	Sales of goods and services	3,714,441	2,911,723	6,381,641
Shareholders and other related parties	Purchases of goods and services	(3,517,528)	(1,998,349)	(2,249,940)
Shareholders and other related parties	In-kind contributions	4,343,549	2,409,244	1,163,384
Shareholders and other related parties	Interest expenses	—	—	5,753
Parent company and related parties to Parent	Interest expenses	—	(45,852)	(462,575)
Total		(20,029,544)	(36,842,159)	(33,067,163)

The related balances owed by and to them as of June 30, 2025 and 2024 are as follows:

		Amounts receivable from related parties
Party	Transaction type	06/30/2025	06/30/2024
Shareholders and other related parties	Trade debtors	249,701	141,224
Shareholders and other related parties	Other receivables	2,775,092	—
Joint ventures and associates	Trade debtors	413,689	782,142
Joint ventures and associates	Other receivables	19,147,793	15,702,992
Total		22,586,275	16,626,358

		Amounts payable to related parties
Party	Transaction type	06/30/2025	06/30/2024
Shareholders and other related parties	Trade creditors	(878,874)	(729,171)
Key management personnel	Salaries, social security benefits and other benefits	(65,882)	(148,466)
Shareholders and other related parties	Trade and other payables	(286,172)	(37,985)
Joint ventures and associates	Trade creditors	(47,321,832)	(52,888,732)
Other related parties	Secured notes	(102,270,445)	—
Total		(150,823,205)	(53,804,354)

18.  KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2025, 2024 and 2023.

	06/30/2025	06/30/2024	06/30/2023
Salaries, social security and other benefits	2,175,627	2,092,122	1,587,773
Share-based incentives	480,450	8,117,254	3,415,108
Total	2,656,077	10,209,376	5,002,881

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

19.  SHARE-BASED PAYMENT

2023 Omnibus Equity Incentive Plan

On May 12, 2023, the board of directors of the Company approved the 2023 Omnibus Equity Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and to promote the success of our business. In addition to introducing new incentive plans, it comprehensively amends and restates in entirety (i) the Employee Stock Purchase Plan, (ii) the Equity Compensation Plan, (iii) the Stand-alone Stock Option Grant, and (iv) the Employee Stock Option Plan.

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

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

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

The Company’s fair value of the grants was estimated utilizing a Black Scholes option pricing model based on the following range of assumptions which have determined consistent with the Company’s historical methodology for such assumptions:

July 12, 2022
Exercise price	$7.16 - 204.66
Expected life (years)	0.03 - 9.83
Estimated volatility factor	34.9% - 44.4%
Risk-free interest rate	0.0%
Expected dividend yield	—

The following table shows the evolution of stock option and weighted average exercise price for the years ended June 30, 2025 and 2024:

	06/30/2025		06/30/2024
		W.A.		W.A.
	Number of	Exercise	Number of	Exercise
	options	price	options	price
At the beginning of the year	7,345,795	11.83	1,791,000	15.79
Granted during the year	—	—	5,631,894	10.55
Cancelled or expired during the year	(221,444)	58.27	(570)	10.07
Forfeited during the year	(2,115,000)	10.52	—	—
Exercised during the year	—	—	(76,529)	10.73
Effective at the end of the year	5,009,351	10.14	7,345,795	11.83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2025 and 2024 and for the years ended June 30, 2025, 2024 and 2023

(Amounts in US$, except otherwise indicated)

20.CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The secured notes referenced in Note 7.13 are secured by substantially all of the assets located in the United States of Pro Farm Group, Inc. and its U.S. subsidiaries and are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay, Rizobacter USA, LLC, Pro Farm Group, Inc., Pro Farm Michigan Manufacturing LLC, Pro Farm, Inc., Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda., Glinatur S.A. and Pro Farm OU.

21.EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to June 30, 2025, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.