Form 20-F
period 2026-06-30
Bioceres Crop Solutions Corp.
filed 2026-10-30
CIK 1769484

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

63,815,891 ordinary shares were issued and outstanding as of June 30, 2026.

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

PART I

INTRODUCTORY NOTE AND PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Introductory Note

Unless the context otherwise requires, “we,” “us,” “our,” “the Company,” “BIOX,” and “Bioceres Crop Solutions” refers to Bioceres Crop Solutions Corp. and its subsidiaries.

Financial Statement Information

The consolidated statements of comprehensive income data for Bioceres Crop Solutions for the years ended June 30, 2026, 2025 and 2024 and the consolidated statements of financial position data as of June 30, 2026 and 2025 are derived from our audited consolidated financial statements appearing elsewhere in this report. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (the “IASB”).

Our presentation currency is U.S. dollars.

We have applied the following amendment for the first time for our annual reporting period commencing July 1, 2025:

●	Amendments to IAS 21 – Lack of Exchangeability.

The adoption of this amendment did not have a material impact on us. For more information see Note 3 of our audited consolidated financial statements beginning on page F-1 of this annual report on Form 20-F.

In addition, the IASB has issued IFRS 18 – Presentation and Disclosure in Financial Statements, which is effective for annual periods beginning on or after January 1, 2027. IFRS 18 introduces new requirements for the presentation and disclosure of income and expenses in the statement of profit or loss, including the introduction of new defined subtotals such as operating profit and enhanced disaggregation requirements. The standard also includes additional guidance on aggregation principles and requires disclosures about management-defined performance measures used in public communications outside the financial statements. The Company is analyzing the potential impact of this standard on its financial statements, which is expected to mainly affect the presentation and structure of the primary financial statements and related disclosures, but not the recognition or measurement of transactions. IFRS 18 will first apply to the Company for its fiscal year ending June 30, 2028.

Operational Information

Unless otherwise indicated, all financial and production data contained in this annual report on Form 20-F are presented on the basis of continuing operations only, which excludes the discontinued operations of Pro Farm, following the Pro Farm Foreclosure. See “Item 4. Information on the Company—Significant Acquisitions—Pro Farm Merger and Foreclosure.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this report that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, anticipated growth strategies, anticipated trends in our industry, our potential growth opportunities, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “might,” “will,” “consider,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “project,” “contemplate,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar terms or expressions. The statements we make regarding the following matters are forward-looking by their nature:

●	our financial position and liquidity constraints, our need to raise additional capital and to obtain additional capital on acceptable terms, or at all, raises substantial doubt about our ability to continue as a going concern;
●	our ability to regain and maintain compliance with the continued listing requirements of the Nasdaq Capital Market, including the minimum bid price requirement;
●	the ongoing litigation with the holders of our Secured Notes, which may materially adversely affect our business, financial condition, and results of operations;
●	the reduction in the scope of our businesses, including following the Pro Farm Foreclosure, which has resulted in a smaller and more concentrated company and may increase our exposure to adverse developments affecting our remaining businesses and markets;
●	impacts of conflicts in the Middle East, as well as the Russia-Ukraine conflict, and any possible escalation of such conflicts or contagion to neighboring countries or regions, as well as the impact of tariffs, trade barriers and other restrictions imposed on global trade;
●	our beliefs with respect to the agricultural industry and related markets, including production levels, consolidation trends, and market opportunity;
●	the potential dilution of existing shareholders’ ownership percentage resulting from the possible future conversion of Convertible Secured Guaranteed Notes;
●	our plans and expectations regarding growth in our business, expansion to new markets, diversification of our product portfolio and strategic acquisitions and partnerships;
●	our ability to integrate new products, technologies, and employee teams after any strategic acquisition;
●	our ability to develop, commercialize and register biotechnology products and crop productivity technologies;
●	our ability to maintain our joint venture agreements with our current partners;
●	our ability to maintain a competitive position in our markets;
●	our ability to protect our intellectual property;
●	the success of the HB4® technology that we license is contingent on obtaining regulatory approvals in certain jurisdictions, the ongoing viability of our licensing arrangements (which are subject to termination provisions), and the successful transition from direct seed sales to a licensing-based model;
●	our or our collaborators’ ability to develop commercial products that incorporate our licensed seed traits and complete the regulatory approval process for such products;
●	our expectations regarding the commercial value of our key products in yield and abiotic stress and biotic stress;
●	our expectations regarding regulatory approval of products developed or licensed by us, our joint ventures and third-party collaborators;

●	our ability to adapt to continuous technological change in our industry;
●	our ability to effectively manage sales and marketing teams and distribution networks;
●	our expectations regarding revenues and sales, including potential growth in sales, changes to sales mix and expectations regarding seasonality and the impact of weather-related conditions;
●	our plans and expectations with regarding to manufacturing and production;
●	our expectations that products containing our licensed seed traits will be commercialized and we will earn royalties from the sales of such products;
●	our expectations regarding the future growth of the global agricultural, agricultural biotechnology, biological-based chemical and agro-industrial biotechnology markets;
●	our ability to develop and exploit a proprietary channel for the sale of our licensed biotechnology products, as well as our proprietary products;
●	our compliance with laws and regulations that impact our business and changes to such laws and regulations;
●	our ability to assemble, store, integrate and analyze significant amounts of public and proprietary data;
●	our ability to maintain our licensing arrangements for the third-party products that we commercialize;
●	our plans and expectations relating to our debt agreements, including the consequences of any defaults, acceleration or cross-defaults thereunder and our ability to refinance or extend upcoming maturities;
●	our ability to influence customer perception of biological agricultural products;
●	our beliefs regarding our environmental, social, and governance leadership;
●	our belief regarding our access to capital resources through equity offerings, debt financings, strategic collaborations or other means;
●	our expectations with respect to our future expenditures, available cash and other financial and operating results;
●	our anticipated impact of certain accounting pronouncements;
●	our expectations regarding market risk, including interest rate changes, foreign currency fluctuations and commodity price changes;
●	our ability to respond to health epidemics and other outbreaks, including responses by governmental bodies or regulators;
●	the outcome of any known and unknown litigation and regulatory proceedings; and
●	various other factors, including without limitation those described under “Item 3. Key Information – D. Risk Factors.”

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

Risks Related to our Business and Strategy

We are subject to the following risks in respect of our business and our strategy:

●	there is substantial doubt about our ability to continue as a going concern due to liquidity constraints;
●	the ongoing litigation with the holders of our Secured Notes may materially adversely affect our business, financial condition, and results of operations;
●	our substantial indebtedness and defaults under certain debt obligations could materially adversely affect our financial condition and ability to operate our business;
●	we may not be successful in developing marketable or commercial technologies;
●	difficulty in obtaining timely necessary regulatory approvals for the business and the commercialization of our products currently under development could affect our ability to sell our products in certain jurisdictions;
●	our HB4® seed business is dependent on the success of a technology that we license, which is currently subject to termination provisions;
●	limited number of prospective collaborators in our market;
●	our joint venture agreements or any partnerships that we may enter into in the future may not be successful, and we or our collaborators may fail to perform our respective contractual obligations, which could result in disputes;
●	we may experience difficulties in collecting payments or royalties which could have an adverse impact on our business;
●	acquisitions, investments and other strategic transactions may not achieve their intended benefits and could adversely affect our business and financial condition;
●	acquisitions may not be successful in achieving intended benefits, cost savings and synergies and may disrupt current operations;
●	certain of the Rizobacter shares are subject to a judicial injunction and, if decided unfavorably to us, we may be required to surrender part of our interest in Rizobacter;
●	our indebtedness could adversely affect our financial condition;
●	requirements of being a public company may strain our resources and distract our management;
●	dependence on our key personnel and research collaborators, and we may be adversely affected if we are unable to attract and retain qualified scientific and business personnel;
●	we may be unable to prevent our competitors from benefiting from the expertise of our former employees;
●	global economic conditions, including as a result of the armed conflict in the Middle East, the war in the Ukraine, and the impact of tariffs, trade barriers and other restrictions imposed on global trade, particularly those imposed between the United States and other countries and jurisdictions, which could adversely affect our business;

●	ultimate impact on our results and operations of global pandemic and measures adopted by the governments of the countries in which we operate in response to global pandemics;
●	the seasonal nature of crops and factors beyond our control could cause our sales and operating results to fluctuate significantly;
●	circumstances beyond our control, such as adverse weather conditions, climate change, crop diseases and pests, could adversely affect our product development activities, agricultural markets and results of operations;
●	certain estimates of market opportunity included in this report are based on assumptions that are inherently uncertain and subject to risks and uncertainties that could have a material adverse effect on our business;
●	opposition to genetically modified (“GM”) crops may negatively impact our public image and reduce the demand for our seeds and products containing licensed seed traits;
●	legal proceedings relating to HB4 technology could adversely affect our ability to commercialize products containing HB4 technology;
●	competition in crop productivity products is intense and requires continuous technological development which could affect our business, results of operations and financial condition;
●	changes in laws and regulations may materially increase our costs of operation, decrease our operating revenue and disrupt our business;
●	price increases and shortages of raw materials could adversely affect our results of operations;
●	exposure to market risks from commodity prices volatility;
●	we may be required to pay substantial damages as a result of uninsured product liability claims;
●	our operations are subject to various health and environmental risks associated with our use, handling and disposal of potentially toxic materials, which could result in fines, liability, reputation harm or otherwise adverse effects on our business;
●	development and commercialization of our products may incur scrutiny under the Convention on Biological Diversity Treaty
●	our failure to accurately forecast and/or manage inventory could result in unexpected shortfalls or surplus of products;
●	reliance on third parties to develop and commercialize seeds with HB4 technology which could negatively impact our business;
●	IT disruptions or failures in our operating system can affect our reputation and business;
●	computer system failures, cyber-attacks or a deficiency in our cybersecurity could adversely affect our business and operations;
●	labor union disputes may arise which may be time consuming and distracting to our management;
●	non-compliance with anti-corruption and anti-money laundering laws can subject us to criminal and civil liability;
●	recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations;
●	taxation in the Cayman Islands which would negatively affect our results; and
●	our “foreign private issuer” status under the rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and our adherence of certain home country corporate governance practices in lieu of Nasdaq Capital Market requirements.

Risks Related to our Intellectual Property

We are subject to the following risks in respect of our intellectual property rights:

●	our agreements may not adequately prevent disclosure of proprietary information, which could lead to a loss of competitive advantage and negatively impact our technology and business operations;
●	failure to protect our intellectual property rights throughout the world may result in the loss of proprietary information and competitive advantage globally;
●	changes in Argentine and U.S. patent law could diminish the value of patents and impair our ability to protect our product candidates;
●	potential litigation relating to third party intellectual property rights infringement could prevent us from using certain technologies and products;
●	technological developments or challenges by competitors could affect the relevance of our technology and products or infringe on our intellectual property; and
●	requirement to pay royalties to employees who develop inventions commercialized by us may increase our operational costs.

Risks Related to Operating in Latin America

We are subject to the following risks in respect of our operations in Latin America:

●	adverse economic or political conditions, including considerable economic uncertainty may impact our business, financial condition, and results;
●	significant government influence over the economies of the countries in which we operate could negatively impact our operational flexibility and profitability;
●	fluctuations in currency exchange rates may affect our financial results and cash flows;
●	currency of a hyperinflationary economy requires that we apply inflationary adjustments to our Argentine subsidiaries’ financial statements, which may affect our financial reporting and distort actual performance measurements;
●	inflation in Argentina and government intervention controls can affect our operating margins and limit financial maneuverability;
●	limited access of the Argentine government and the private sector to the international capital markets may restrict our ability to raise funds abroad;
●	decline in the global prices of Latin America’s main commodity exports could negatively affect our revenue and profitability;
●	special protections for employees in the private sector could increase our labor costs;
●	taxation relating to disposition or sale of our ordinary shares in Argentina could reduce the net proceeds from such transactions, affecting shareholder value;
●	taxation relating to the payment of the In-Kind Consideration under the Rizobacter Call Option in Argentina;
●	exchange controls and restrictions limit access to the FX Market (as defined below) to make payments and distributions from our Argentine subsidiaries;
●	mandatory repatriation of export receivables may limit our financial flexibility and expose us to currency risks; and

●	changes in Argentine tax laws could adversely impact the results of our operations.

Risks Relating to our Ordinary Shares

Our shareholders are subject to the following risks:

●	we may be delisted from the Nasdaq Capital Market because our ordinary shares have been trading at less than $1.00 per share;
●	compliance with listing standards of Nasdaq cannot be assured, which may result in restrictions on our listing and trading volume;
●	sales of substantial number of our ordinary shares in the public market by our shareholders, which could adversely affect the market price of our ordinary shares;
●	the acceleration of the Secured Notes, the related litigation and any settlement or restructuring thereof could result in substantial dilution to our shareholders;
●	we are not a “controlled company”, as defined by Nasdaq rules, and are required to comply with Nasdaq corporate governance requirements unless an exemption applies;
●	fluctuation in the price of our securities may create uncertainty in our trading markets;
●	the absence of securities analyst coverage of our ordinary shares could adversely affect their market price, trading volume and liquidity;
●	difficulty faced by public shareholders in protecting their interests through the U.S. Federal courts, which may pose risks to shareholder rights;
●	our status as a foreign private issuer may pose additional risks and less regulatory protection for our shareholders in comparison to domestic issuers;
●	our history of no cash dividends payments on our ordinary shares; and
●	the issuance of additional securities in the future which may result in dilution to our shareholders.

Risks Related to our Business and Strategy

We face substantial liquidity constraints and there is substantial doubt regarding our ability to continue as a going concern.

Our financial statements for the year ended June 30, 2026, state that there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern depends on our ability to generate sufficient cash flows from operations and successfully implement initiatives to address our liquidity needs, including obtaining additional financing and refinancing or otherwise addressing our existing financial obligations, optimizing the utilization of fixed assets, pursuing potential asset dispositions, evaluating equity financing opportunities, and continuing to improve working capital efficiency and align our cost structure with current market conditions. The success of these initiatives cannot be assured and depends, in part, on factors that are not entirely within our control.

Our ability to generate sufficient liquidity may be adversely affected by our operating performance, prevailing economic and market conditions, our existing indebtedness and debt service requirements, the availability and terms of financing, and the ongoing legal proceedings involving holders of our Secured Notes. If we are unable to generate sufficient cash flows from operations, obtain additional financing or successfully implement other measures to address our liquidity requirements, we may be unable to meet our obligations as they become due or fund our ongoing operations.

There can be no assurance that additional financing or refinancing will be available when needed or on terms acceptable to us, or that the measures we undertake to improve our liquidity position will be successful. Our inability to address our liquidity requirements could require us to further reduce or delay expenditures, curtail operations, dispose of assets, seek modifications to our existing obligations or pursue other alternatives that could materially adversely affect our business, financial condition and results of operations.

If we are unable to successfully address our liquidity requirements, our ability to continue operations could be adversely affected, and we may be required to pursue additional measures to meet our obligations, which could materially adversely affect our business, financial condition and the value of our ordinary shares. If we are unable to continue as a going concern, we may be required to liquidate our assets and could realize less than the carrying value of those assets as reflected in our financial statements, and investors could lose all or part of their investment.

The ongoing litigation with the holders of our Secured Notes could materially adversely affect our business, financial condition and results of operations.

We are currently involved in litigation with the holders of our Secured Notes arising from alleged defaults under the Convertible Note Purchase Agreement and the Non-Convertible Note Purchase Agreement. The holders of the Secured Notes have sought payment of amounts they claim are due under the Secured Notes and enforcement of related guarantees and collateral. We dispute certain claims asserted by the holders of the Secured Notes and have asserted claims and defenses in connection with the proceedings.

In January 2026, the Pro Farm Foreclosure was conducted with respect to collateral pledged by certain Pro Farm entities, at which an affiliate of the holders of the Secured Notes was the successful bidder through a $15 million credit bid, less $1.4 million of court-awarded expenses. The bid was made against a carrying value of the net assets subject to foreclosure of approximately US$194.9 million, resulting in an impairment loss of approximately US$181.3 million recognized under IFRS 5. As a result of the foreclosure process, the disposal qualifies as a discontinued operation in accordance with IFRS 5, and, following the Pro Farm Foreclosure, we have reclassified such operations as discontinued in our consolidated financial statements. We have reserved our rights and remedies with respect to the foreclosure and related matters. See Note 6 to our audited consolidated financial statements included elsewhere in this annual report.

The ultimate outcome of these proceedings, including the amount of any liability we may ultimately be required to satisfy, cannot be predicted with certainty. An adverse outcome could result in significant additional payment obligations or enforcement actions against us or certain of our subsidiaries and could further adversely affect our liquidity and ability to meet our other financial obligations. The proceedings may also result in substantial legal and other costs, divert management’s attention and resources from our operations, adversely affect our relationships with lenders and other counterparties, and make it more difficult or costly for us to obtain additional financing or refinance existing indebtedness. Any of these consequences could materially adversely affect our business, financial condition and results of operations. For further information, see “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings.”

Our substantial indebtedness and defaults under certain debt obligations could materially adversely affect our financial condition and ability to operate our business.

Our ability to satisfy our payment obligations and refinance our indebtedness depends on our future operating and financial performance, our ability to generate sufficient cash flows from operations and our ability to obtain financing or refinance existing obligations on acceptable terms. These factors are subject to economic, financial, competitive and other conditions, many of which are beyond our control.

During the year ended June 30, 2026, we experienced defaults and other events of non-compliance under certain of our financing arrangements. In November 2025, the holders of our Secured Notes accelerated the amounts outstanding thereunder and initiated legal proceedings seeking payment and enforcement of related collateral and guarantees. In January 2026, the Pro Farm Foreclosure was conducted.

We have also experienced defaults or non-compliance under other financing arrangements, including certain financial covenant and change-of-control provisions. Such defaults or non-compliance have resulted, or may result, in the acceleration or reclassification as current of amounts outstanding under the relevant facilities and may adversely affect our ability to obtain additional financing. Defaults under one financing arrangement may also result in cross-defaults under our other material indebtedness and permit our creditors to enforce their security interests over pledged collateral. See Note 7.12 to our audited consolidated financial statements included elsewhere in this annual report, and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.”

During the year ended June 30, 2026, we undertook a number of liability-management initiatives intended to extend the maturity profile of our indebtedness, including the refinancing of a substantial portion of Rizobacter Argentina’s bank indebtedness and the exchange or amendment of certain corporate bonds. These actions have extended the maturity of a portion of our indebtedness; however, they do not eliminate the risks associated with our overall indebtedness and liquidity position. Our ability to meet our obligations and execute our business plan remains dependent on our operating cash flows and, where necessary, our ability to obtain additional financing, refinance existing obligations or otherwise address upcoming maturities. Particularly, Rizobacter do Brazil currently presents a leveraged capital structure relative to their current scale of operations, short-term debt maturities, and more limited access to external financing.

Additional financing may not be available to us in sufficient amounts, on satisfactory terms, or at all. Our ability to obtain financing could be adversely affected by, among other factors, our financial condition and operating performance, our existing indebtedness, the ongoing litigation with holders of our Secured Notes, the market price of our ordinary shares, prevailing financial market conditions and other factors. If we seek to raise additional capital through the issuance of additional equity securities, our existing shareholders may experience dilution. Additional debt financing may increase our debt service obligations and could contain restrictive covenants that further limit our operating and financial flexibility.

Our indebtedness may also require us to dedicate a significant portion of our cash flows to debt service, reducing the funds available for working capital, capital expenditures, research and development and other operating requirements, and may limit our financial flexibility and ability to pursue strategic opportunities or respond to adverse economic, industry or competitive developments.

If we are unable to generate sufficient cash flows, obtain additional financing or successfully refinance or otherwise address our financial obligations, we may be required to reduce or delay expenditures, delay or terminate development initiatives or the commercialization of our technology and products, curtail operations, dispose of assets, grant licenses to our technology on terms that are not favorable to us, modify our business plans or pursue other strategic alternatives. We may also incur substantial costs in pursuing additional financing, including investment banking, legal and accounting fees. Any such developments could materially adversely affect our business, financial condition and results of operations.

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

Our HB4 business is dependent, among other factors, on licensed intellectual property currently subject to termination provisions.

Our HB4 technology integrates intellectual property that we licensed directly or via our joint ventures established through Bioceres LLC (formerly known as Bioceres Inc.), Bioceres SA, and Bioceres Group Limited (formerly known as Bioceres Group PLC).

In addition, some of this intellectual property may be partly owned by public institutions that have sublicensable arrangements with Bioceres SA. The license agreement we hold through Bioceres Group Limited, dated March 4, 2022, contains termination provisions related to change of control. On June 16, 2025, a change of control occurred with respect to Bioceres Group Limited and, as a consequence, the parties thereto have the right to terminate such license agreement. If this license agreement is terminated, we could lose the right to use the licensed intellectual property governed by such agreement. Furthermore, Bioceres SA was declared bankrupt on March 3, 2026, which creates uncertainty as to the continuity of its sublicensing arrangements with public institutions. If any of these licensing arrangements is terminated or declared unenforceable or invalid, we could lose access to one of our principal technologies and could become involved in costly or time-consuming legal disputes.

Furthermore, the technology licensed to us could become obsolete or uneconomical due to technological advances or entirely different approaches developed by one or more of our competitors. This scenario could prevent or limit our ability to generate revenues from the commercialization of our licensed seed traits and technology. This loss could materially and adversely affect our operations, financial condition, and business prospects. In addition, losing these rights may limit our ability to commercialize certain products or services and could require us to incur significant costs to obtain alternative licenses or to develop or acquire substitute technology.

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

We sell certain of our products to distributors. We also often license the use of certain technologies to collaborators and licensees who use or will use the intellectual property to develop and commercialize seeds with improved seed traits. Additionally, we may be entitled under applicable intellectual property laws in the countries in which we operate to the payment of royalties from end users who subsequently multiply and use our seed technology. In each case, we may not actually receive the payments or royalties to which we are entitled, due to failure or refusal of the responsible parties to pay the amounts due. Failure to receive amounts owed to us could have an adverse impact on our business.

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

Acquisitions, investments and other strategic transactions may not achieve their intended benefits and could adversely affect our business and financial condition.

From time to time, we may pursue acquisitions, investments, strategic alliances, licensing arrangements or other transactions that we believe complement our existing businesses, expand our product portfolio or technological capabilities, or otherwise provide strategic opportunities. We may be unable to identify suitable opportunities, complete transactions on acceptable terms or obtain the financing necessary to pursue them.

Acquisitions and other strategic transactions involve a number of risks, including difficulties integrating acquired businesses, technologies, systems and personnel; failure to retain key employees, customers, suppliers or business partners; delays and unexpected costs; diversion of management attention and resources from our existing operations; difficulties maintaining appropriate internal controls and regulatory compliance; and the assumption of unanticipated liabilities, including contractual obligations or litigation.

We may also fail to achieve the revenues, profitability, cost savings, growth opportunities or other benefits anticipated from a transaction, or such benefits may take longer to realize or cost more to achieve than expected. Acquired businesses, products or technologies may perform below our expectations, and transactions may adversely affect our existing operations or business relationships.

Acquisitions may also result in the recognition of goodwill and other intangible assets. We are required to assess goodwill and certain intangible assets for impairment in accordance with applicable accounting standards, and adverse developments affecting an acquired business or changes in our expectations regarding its future performance could result in impairment charges that adversely affect our results of operations and financial condition.

Any failure to successfully execute or integrate acquisitions or other strategic transactions, or to realize their anticipated benefits, could materially adversely affect our business, financial condition and results of operations.

Acquisitions may not be successful in achieving their intended benefits, cost savings and synergies and may disrupt current operations.

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

Certain Rizobacter shares are subject to a judicial injunction and, if decided unfavorably to us, we may be required to surrender part of our interest in Rizobacter thereby reducing our equity interest in Rizobacter.

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we acquired 80% of Rizobacter’s capital stock, which we hold through our subsidiary RASA Holding. An injunction currently affects shares representing 44% of Rizobacter’s total share capital, including shares held by RASA Holding representing approximately 29% of Rizobacter’s total share capital. In addition, the injunction also requires that 30% of the dividends distributed on such shares be paid into a judicially created escrow account. Such injunction relates to litigation among historical shareholders of Rizobacter arising from a disputed transfer of shares that occurred in 1995. Although the Argentine Supreme Court ruled against certain of the litigating historical shareholders, such shareholders subsequently pursued other legal recourse—including the injunction and non-innovative measure (medida de no innovar)—to further dispute the original transfer of shares. The non-innovative measure was overturned by an Argentine court of appeals on April 17, 2018.

We acquired our controlling stake in Rizobacter subject to the injunction and associated ongoing litigation. Should the court rule against the free transferability of the affected shares, we will be obligated to return certain shares, thereby reducing our equity interest in Rizobacter. Given the Argentine Supreme Court’s finding that the 1995 share transfer was valid, it is likely or probable that our subsidiary, RASA Holding may be obligated to pay a contingent purchase price of US$17.3 million. Accordingly, we have recognized a provision in accordance with IAS 37, measured as the best estimate of the expenditure that would be required to settle the present obligation, taking into consideration the contractual terms and the current assessment of the relevant legal and financial circumstances. The total provision recognized amounts to $3.5 million, which represents the present value of the estimated obligation, determined based on our assessment of the probability of occurrence of the triggering conditions and the expected timing of the related cash outflows. The ultimate timing and amount of any cash outflow remain uncertain and will depend on the final outcome and timing of the underlying judicial proceedings, as well as on future legal developments, including the potential for extrajudicial settlements. See Note 7.16 to our audited consolidated financial statements included elsewhere in this annual report.

Our indebtedness could adversely affect our financial condition.

As of June 30, 2026, our total indebtedness was US$229.2 million, of which US$169.2 million matures in the fiscal year ending June 30, 2027, including $122.0 million related to the Secured Notes classified as current liabilities, and approximately US$27 million of additional indebtedness classified as current as a result of covenant breaches and change-of-control provisions set forth in the relevant agreements. This classification reflects the acceleration of the Secured Notes and the noteholders’ enforcement actions following events of default under the Convertible Note Purchase Agreement and the Non-Convertible Note Purchase Agreement, which resulted in the outstanding amounts becoming immediately due and payable. See Note 7.13 to our audited consolidated financial statements included elsewhere in this annual report. We may incur additional indebtedness in the future. Our indebtedness could have important adverse consequences, including:

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

Our success is also dependent to a significant degree upon the technical skills and continued service of certain members of our management team, in particular those of our Chief Executive Officer, Dr. Federico Trucco, who has occupied several positions at Bioceres Crop Solutions since 2019, and has vast experience and knowledge of our business, strategy and technologies. Furthermore, he has developed and maintained strong relationships with our original shareholders. The cessation of Dr. Trucco’s employment for any reason could have a material and negative impact on us. In addition, the number of qualified and highly educated personnel in Argentina, where most of our operations are located, is limited and competition for the services of such persons may be intense.

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

Adverse changes in global economic conditions, including as a result of the armed conflict in the Middle East, the war in Ukraine and the impact of tariffs, trade barriers, and other restrictions on global trade, particularly those imposed between the United States and other countries and jurisdictions, may negatively affect our industry, business, and results of operations.

Our industry is affected by changes in economic conditions outside our control, which can result in a general decrease in product demand from our customers. Such economic and geopolitical developments, like inflationary pressures in the U.S. and elsewhere, the China trade wars, the conflict in Iran and overall heightened instability in the Middle East, the armed conflict in Israel and Palestine and the war in Ukraine may affect our business in a number of ways, including disruptions to key maritime routes and chokepoints such as the Strait of Hormuz, commodity price volatility, energy supply constraints, shipping route interruptions and increased cybersecurity risks. Further, reduced demand may drive us and our competitors to offer products at promotional prices, which would have a negative impact on our profitability. In addition, the tightening of credit in financial markets may adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in, or cancellation of, orders for our products. If demand for our products slows down or decreases, we will not be able to maintain our revenue and we may run the risk of failing to satisfy the financial and other restrictive covenants to which we are subject under our existing indebtedness. Reduced revenue as a result of decreased demand may also reduce our planned growth and otherwise hinder our ability to improve our performance in connection with our long-term strategy.

These geopolitical developments may also implicate international sanctions and trade restrictions. While we have policies and procedures in place designed to ensure compliance with applicable sanctions and trade restrictions, our employees, contractors, and agents may take actions in violation of such policies and applicable law, and we could be held ultimately responsible. If we are held responsible for a violation of U.S. sanctions laws, we may be subject to various penalties, any of which could have a material adverse effect on our business, financial condition or results of operations.

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

Our crop productivity business is highly seasonal, which may cause our sales and operating results to fluctuate significantly.

The sale of our products is dependent upon planting and harvest seasons and therefore tend to follow highly seasonal patterns than can result in substantial fluctuations in quarterly sales and profitability. As we change the mix of products sold within our existing markets, or expand into markets in different geographies, the seasonality of our business may change and may differ from our expectations.

Our operating results may also fluctuate as a result of the size and timing of significant distributor transactions, delays or deferrals in the use of our commercial technologies or products, and the purchasing and inventory management decisions of our customers. Customers may purchase large quantities of our products in a particular period for storage and subsequent use or otherwise adjust the timing of purchases to manage their inventories. These factors may result in significant fluctuations in our sales and operating results from period to period.

Adverse weather conditions, climate change, crop diseases and pests could adversely affect our product development activities, agricultural markets and results of operations.

Our business is exposed to weather and climatic conditions, including drought, heat stress, excessive rainfall, floods, freezing conditions and other extreme weather events. Such conditions may affect agricultural productivity and demand for our products and may also adversely affect our research, development and field-testing activities. We have experienced crop failures in the past that required us to re-start field trials and delayed the achievement of expected results.

Our development activities may also be affected by electricity, climate control or water supply operating systems used in our greenhouses or laboratories. A prolonged disruption could damage or destroy plants used to test licensed seeds traits or samples stored for research and development purposes, resulting in delays and additional costs.

Agricultural production is also vulnerable to crop diseases and to pests, the severity of which may depend on climatic conditions, the stage of crop development and the effectiveness of available treatments. Climate change may affect the frequency, severity and geographic distribution of adverse weather events, diseases and pests and may have longer-term effects on agricultural productivity in the markets in which we operate. Any of these developments could increase our costs, delay our development activities, reduce demand for our products or otherwise adversely affect our business and results of operations.

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

Consumer and government resistance to genetically modified (GM) crops may negatively affect the commercialization of products containing our licensed seed traits.

The successful commercialization of products containing our seed traits depends, in part, on public acceptance of genetically engineered agricultural products. Some consumers may reject foods made from GM seeds and production of certain GM crops is prohibited in certain countries. Any increase in negative perceptions of GM crops, or more restrictive government regulations in response thereto, could delay or impair the development and commercialization of some of our products.

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

The prohibition of the production of certain GM crops in certain countries and the current resistance from consumer groups to GM crops can limit the access to such markets for some of our technologies has and have the potential of spreading to and influencing the acceptance of products developed through biotechnology in other regions of the world and may also influence regulators in other countries to limit or ban production of GM crops, which could limit the commercial opportunities to exploit biotechnology. For example, in the United States, no product may be labelled as “organic” if it contains any genetically modified organism (GMO). Additionally, as of 2022, the National Bioengineered Food Disclosure Standard requires that food manufacturers, importers and certain retailers label foods that are bioengineered or contain bioengineered ingredients. Such labelling may carry a negative connotation for consumers and could make it difficult and expensive to commercialize products containing GM ingredients, which could negatively impact the sales of our licensed GM seeds and our overall business, financial condition, and operational results.

Legal proceedings relating to HB4 technology could adversely affect our ability to commercialize products containing HB4 technology.

In Argentina, a class action suit has been filed, in which plaintiffs request that GMO foods be mandatorily labelled as such and that measures be taken to protect land use, among others. In the context of this lawsuit, if such action were to be decided in favor of the plaintiffs, our ability to derive revenues from the commercialization the HB4 technology would be negatively affected. As of the date of this report, the plaintiffs’ request for injunctions against GMO approvals were rejected by the Federal Court of Appeals and an injunction appealed before the Argentine Supreme Court was also rejected.

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

Our results of operations may be affected by the availability and pricing of raw materials, principally materials needed to design our technologies, such as raw glycerin. Factors such as changes in the global or regional levels of supply and demand, weather conditions, seasonal fluctuations, shortages or interruptions, changes in global climates and government regulations could substantially impact the price of raw materials. These and other factors could also cause plant shutdowns, reductions in capacity, delays and increased costs with associated manufacturers. To the extent we are unable to pass on increases in raw materials and energy prices to our customers, a substantial increase in raw material prices or a continued interruption in supply could increase our production or product development costs and have a material adverse effect on our business, financial condition and results of operations.

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

We rely on third parties to develop and commercialize seeds with HB4 Technology.

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

As we rely on partners to market and sell HB4-incorporated products, there is a risk that they may not do so effectively, potentially resulting in lower royalty revenues and harming the reputation of our technology. Our limited control and visibility over the timing and progression of each partner’s seed development process, sales and marketing strategies increases the complexity of revenue forecasting and operational planning. Partners may prioritize their own technologies, limit HB4’s market reach, or inaccurately report sales, leading to disputed royalties, unpredictable income streams, and possible litigation.

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

Additionally, our employees, management and service providers may use third-party AI tools, including generative AI applications, in their day-to-day work. AI systems and other automated tools may produce outputs that appear credible but are inaccurate, incorrect, incomplete, or biased, and such limitations may be difficult to detect. Errors, omissions, or inappropriate reliance on such outputs could result in flawed decisions, misstatements, regulatory scrutiny or inquiries, litigation or other liability, reputational harm, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, AI tools may be used by malicious actors to enhance the sophistication of cyberattacks, fraud schemes, and social engineering, amplifying our existing cybersecurity risks.

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

In addition, as a “foreign private issuer” whose ordinary shares are listed on the Nasdaq Stock Market LLC (“Nasdaq”), we are permitted to, and will, follow certain home country corporate governance practices in lieu of certain Nasdaq Capital Market requirements. A foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission, or the SEC, each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. As an exempted company incorporated in the Cayman Islands and listed on the Nasdaq, we currently intend to follow our home country practice with respect to the composition of our board of directors and nominations committee and executive sessions. Unlike the requirements of the Nasdaq, the corporate governance practice and requirements in the Cayman Islands do not require us to have a majority of our board of directors to be independent; do not require us to establish a nominations committee; and do not require us to hold regular executive sessions in which only independent directors shall be present. Such Cayman Islands home country practices may afford less protection to holders of our ordinary shares.

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

On March 6, 2022, Russia issued a decree permitting the use of certain patents without compensation or license for inventions, industrial designs, and utility models originating in “unfriendly” countries, which include the United States. We currently hold two patents granted by the Russian Federation—RU 2,802,940 (HB4 3.0 – soy); and 2,833,866 (HB4 3.0 – wheat)—which, following the March 6, 2022, decree, may no longer receive effective intellectual property protection. In addition, the filing/publication WOX-0277-RU-PA (Plants with reduced lipase 1 activity — Active filed) remains active. If third parties, including the majority owners of the third-party manufacturing plant in Vyborg, Russia, use our patents and create versions of our products, we would likely have limited to no recourse and would not receive any compensation for any unauthorized use.

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

In Argentina, legislation in respect of breeders’ rights includes a concept of a “farmer’s privilege,” which allows growers to use seeds obtained from their own harvests to be replanted on their own farm. According to the National Seed Institute of Argentina (Instituto Nacional de Semillas), the reserves of seeds kept for personal use has grown significantly in recent years, which may increase the likelihood that growers illegally claiming the privilege may use GM seeds into the market without paying royalties owed to us. For several years, certain sectors of the Argentine agricultural industry have called for amendments to Argentina’s plant variety protection (“PVP”) Law No. 20,247 to strengthen intellectual property protection for seeds. In the absence of such legislative reform, the seed industry has implemented “Sembrá Evolución,” a voluntary, contract-based framework launched in 2022 to facilitate the recognition of intellectual property rights and the collection of royalties through private agreements with growers. Since its launch, the framework has gained increasing adoption among seed companies and growers and continues to support royalty collection for participating varieties, including in connection with farm-saved seed. Sembrá Evolución remains the Company’s primary mechanism for collecting royalties on varieties commercialized under this framework in Argentina. While these efforts may improve compliance, the legal uncertainty surrounding farmers’ rights and the enforceability of royalty collection mechanisms in Argentina could materially and adversely affect our ability to capture value from our GM seed technologies.

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

The foreclosure of Pro Farm may give rise to uncertainties or disputes regarding jointly developed intellectual property.

Pro Farm and Rizobacter and other entities within our group have collaborated on research and development activities that have resulted in jointly developed intellectual property. Following the foreclosure of Pro Farm, these entities are no longer under common control, which may give rise to uncertainties or disagreements regarding their respective rights and responsibilities with respect to the ownership, management, further development, protection and commercial exploitation of such intellectual property. Resolving these matters may require additional agreements or negotiations with the relevant parties and could result in disputes, delays or additional costs. If we are unable to reach satisfactory arrangements or resolve potential disagreements, our ability to develop, use or commercialize such intellectual property, or to realize its anticipated benefits, could be adversely affected.

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

In September 2016, the Argentine Patent Office (Instituto Nacional de Propiedad Intelectual) issued Argentine Regulation 56/16, under which the Argentine Patent Office may partially waive the substantive examination, provided that a patent has been granted abroad for the same invention by a foreign patent office carrying out substantive examination in a country whose patent law has the same substantive requirements as Argentine law. This can result in prosecution times that are substantially shorter, and similar to those of the fastest jurisdictions. Prior to the repeal of Resolution 283/15, the Argentine Patent Office applied Regulation 56/16 to biotech cases only when the granted equivalent was directed to matter that was not affected by the restrictive guidelines and required that the claims be amended to comply with the requirements of Resolution 283/15.

On May 8, 2026, the Argentine Patent Office issued Resolution 142/2026, which amended Regulation 56/16 by repealing Article 4 and replacing Article 5, thereby streamlining the voluntary petition procedure for applicants seeking to apply the expedited examination mechanism. Subsequently, on June 18, 2026, the Argentine Patent Office issued Resolution 197/2026, which repealed Resolution 283/15, the regulation that had incorporated restrictive guidelines for the examination of biotechnology inventions. According to the rationale of Resolution 197/2026, those restrictions had created an unfavorable environment for innovation and investment, hindering access to key technologies that could substantially improve the productivity, sustainability and international competitiveness of Argentina’s agricultural sector, and had positioned Argentina unfavorably relative to other countries that adopted more flexible criteria for the protection of biotechnological inventions. Resolution 197/2026 restored the original patenting guidelines under Resolution 243/03 (as they existed prior to the 2015 amendments), aligning the Argentine patent framework with internationally recognized standards. As a result of the repeal of Resolution 283/15, the limitations previously applicable to biotech cases under Regulation 56/16 are no longer applicable, and Regulation 56/16 may now be applied to biotech inventions on the same basis as other fields of technology. As a limited exception, holders of patent applications that were pending at the time of the repeal and are granted as a result of Resolution 197/2026 will not have the right to demand compensation from, or to prevent, the continued commercialization by good-faith third parties of products covered by such patents that were already on the local market at the date the resolution entered into force.

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

Risks Related to Operating in Latin America

The majority of our operations and/or development activities are based in Latin America. As of June 30, 2026, approximately 97% of our consolidated revenues were generated from sales to customers in Latin America. In particular, fluctuations in the economy of Latin America and actions adopted by governments of Latin American countries have had and may continue to have a significant impact on our subsidiaries operating in those countries.

Economic and political conditions in Latin America, particularly Argentina, could materially adversely affect our business, financial condition and results of operations.

A major portion of our operations and development activities are based in Latin America, notably in Argentina. Accordingly, our business, financial condition and results of operations are substantially dependent on economic, political and regulatory conditions in Argentina and other Latin American countries in which we operate.

Argentina has historically experienced significant economic and political volatility, including periods of low growth or recession, high inflation, currency depreciation, restrictions on access to foreign currency and the transfer of funds abroad, government intervention in the economy, and significant changes in economic and regulatory policies. These conditions may affect, among other things, our operating costs, access to financing, ability to import goods and services, ability to transfer funds, customer demand and the value of our assets and liabilities denominated in Argentine Pesos.

Argentina has experienced high levels of inflation in recent years, although inflation moderated significantly during 2025 and 2026. According to data published by the Argentine National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos) (“INDEC”), the Consumer Price Index (“CPI”) increased 118% in 2024, 211% in 2023 and 95% in 2022. In 2025, however, the CPI increase fell to 31.5%, the lowest in eight years, and year-to-date inflation in 2026 (January through July) was 19.3%. There can be no assurance that this trend will continue. A renewed increase in inflation, further currency depreciation, recession or other deterioration in macroeconomic conditions could materially adversely affect our business and results of operations.

Since taking office in December 2023, the administration of President Javier Milei has implemented significant fiscal, monetary, economic and regulatory reforms intended to address Argentina’s macroeconomic imbalances and deregulate portions of the economy, including through Emergency Decree 70/2023, Law No. 27,742, entitled “Law of Bases and Starting Points for the Freedom of Argentines” (the “Bases Law”) and related measures.

The most relevant measures contained in Decree 70/2023 included the declaration of public emergency in economic, financial, fiscal, administrative, social security, tariff, health and social matters until December 31, 2025. According to section 99, paragraph 3, of the National Constitution and Law 26,122, Decree 70/2023 will remain in force unless rejected by both Chambers of Congress. Even though the Senate of the Nation voted for the rejection of Decree 70/2023, as of the date of this annual report, the Chamber of Deputies has not voted on Decree 70/2023; accordingly, under Law 26,122, the decree remains in force. The decree also includes measures ranging from the repeal of regulations on housing lease contracts, supply of basic necessities and commercialization of mass consumption products to the modification of the corporate form of companies in which the State has a stake. Moreover, Decree 70/2023 contains 44 sections by means of which changes in the labor regulations in force are ordered. With respect to the latter, different precautionary measures, contained in actions for injunctive relief, were admitted in order to temporarily suspend the effects of Decree 70/2023. These precautionary measures, filed mainly by labor unions and different workers’ unions, have been appealed by the Government of Javier Milei. Currently, it is not possible to confirm what the outcome of these measures filed against Decree 70/2023 will be.

On June 27, 2024, the National Congress approved the Bases Law, which was enacted and entered into force on July 9, 2024. The Bases Law declared a one-year public emergency in administrative, economic, financial and energy matters and delegated certain legislative powers to the executive branch. Among other matters, Title II (State Reform) authorizes the executive branch to reorganize, merge, dissolve or otherwise restructure certain government entities and to privatize certain state-owned enterprises; Title III establishes a general program for the deregulation of commerce, services and industry; Titles IV (Promotion of Registered Employment) and V (Labor Modernization) introduce significant amendments to the Labor Contract Law No. 20,744; and Title VII creates the Régimen de Incentivo para Grandes Inversiones (RIGI). On the same date, the National Congress approved Law No. 27,743 on tax measures (the “Tax Package”), including moratorium and tax amnesty regimes and amendments to the Personal Assets Tax, Income Tax, and Special Regime for Small Taxpayers. On July 8, 2024, the executive branch enacted both laws through Decrees No. 592 and 593.

RIGI, established under Title VII (articles 164 to 228) of the Bases Law, provides tax incentives, customs benefits, foreign exchange benefits and 30-year regulatory stability for qualifying large-scale investment projects carried out through Vehículos de Proyecto Único (VPUs). Eligible sectors include forestry, tourism, infrastructure, mining, technology—including biotechnology, nanotechnology, artificial intelligence, software and aerospace—steel, energy, oil and gas. Implementing regulations were issued through Decree No. 749/2024 on August 22, 2024, and subsequently amended by Decrees No. 940/2024 and 1028/2024. In February 2026, Decree No. 105/2026 extended the RIGI adhesion period by one year, until July 8, 2027, expanded the oil and gas sector to include onshore new developments, and introduced adjustments for the technology sector.

The executive branch issued Decrees No. 608 and 695 on July 12, 2024, and August 5, 2024, respectively, regulating certain rules of the Tax Package and the following four chapters of Title II of the Bases Law: (i) Administrative Reorganization; (ii) Privatizations; (iii) Administrative Procedure; and (iv) Public Employment. On August 12, 2024, the executive branch published Decree No. 713 in the Official Gazette through which it moved forward with the regulation of sections of the Bases Law related to contracts and transactional agreements (including concessions). On September 25, 2024, the executive branch issued Decree No. 847/2024, approving the regulations for Title IV (Promotion of Registered Employment) and Title V (Labor Modernization) of the Bases Law, including the implementation of a new severance fund system (Fondo de Cese) as an alternative regime available through collective bargaining agreements. Additional implementing regulations were issued through Decree No. 749/2024 (regulating the RIGI) and Decree No. 1057/2024, which regulated articles 101 to 158 of the Bases Law covering additional energy-related titles.

On March 6, 2026, Law No. 27,802 (the “Labor Modernization Law”) was published in the Official Gazette and, as a general matter, took effect on that date. On March 30, 2026, National Labor Court No. 63 granted an injunction requested by the Confederación General del Trabajo (CGT), temporarily suspending many of the challenged provisions, including key amendments to the Labor Contract Law No. 20,744. The suspension was lifted in April 2026. The principal amendments introduced by the Labor Modernization Law include the following: (i) contracts for works or services, independent workers and independent platform service providers are excluded from the scope of the Labor Contract Law; (ii) the presumption of an employment relationship does not apply to service arrangements that are invoiced or paid through bank transfer, including for social security purposes; (iii) settlements approved by a court or competent administrative authority have res judicata effect; (iv) collective bargaining agreements may no longer be applied by extension or analogy, and expired agreements must be renegotiated within one year; (v) clauses that remain in force solely by virtue of ultra-activity (ultraactividad) may be suspended; (vi) where a worker inexcusably overstates a claim, the worker and their counsel are jointly liable for the resulting costs; (vii) a user company is liable only for obligations accrued during the period in which the worker actually provided services to it; (viii) employers may introduce variable compensation components that do not become a permanent part of the worker’s salary; and (ix) averaged working hours and hour banks are permitted, subject to a minimum of 12 hours of daily rest and 35 hours of weekly rest.

In addition, the Labor Modernization Law created the Labor Assistance Fund (Fondo de Asistencia Laboral), a new regime designed to help finance severance and other termination payments, which is expected to reduce employers’ termination costs. The start date of the Labor Assistance Fund has been postponed to December 1, 2026, pursuant to Decree No. 1228/2026.

These reforms have resulted in significant changes to Argentina’s economic and regulatory environment, and additional reforms may continue to be implemented. The ultimate effects and sustainability of these measures, as well as the potential effects of future changes in government policy, remain uncertain and could adversely affect the Argentine economy or our business.

Other Latin American countries in which we operate, including Brazil, have also experienced periods of economic and political volatility, including fluctuations in economic growth, inflation, interest rates and exchange rates, and changes in government policies and regulations. Adverse economic, political or regulatory developments in these countries could materially adversely affect our operations, financial condition and results of operations.

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

In the past, the Argentine government conducted expropriations of companies in strategic sectors, including Aguas y Saneamientos S.A. (2006), Aerolíneas Argentinas S.A. (2008) and YPF S.A. (2012), and in 2020 unsuccessfully attempted the expropriation of Vicentín S.A., a private-sector grain exporter. Additionally, interventionist legislation such as the Supply Law (Law No. 20,680, as amended by Law No. 26,991) granted the government broad powers to intervene in certain markets. However, under the current administration, Decree 70/2023 and Resolution 51/2024 repealed the Supply Law together with Law No. 27,545, Law No. 26,992 and several other interventionist regulations, and the Bases Law authorized the privatization of certain state-owned enterprises.

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

The Argentine Peso depreciated 40.8% against the U.S. dollar in 2025, 27.4% in 2024, 354% in 2023, 70.7% in 2022 and 20.0% in 2021 based on the official exchange rates published by the Argentine Central Bank. In the past years, the Argentine government has imposed restrictions on the purchase of foreign currency. However, President Javier Milei’s administration has been gradually easing foreign exchange controls. For more information about the implementation of exchange controls see “Argentine exchange controls and restrictions limit access to the FX Market to make payments and distributions from our Argentine subsidiaries and receive the proceeds of any sale of our assets in Argentina”.

The Brazilian real has also historically suffered frequent fluctuations. As a consequence of inflationary pressures, in the past, the Brazilian government has implemented various economic plans and adopted a number of exchange rate policies, including sudden devaluations, periodic mini devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. Formally the value of the real against foreign currencies is determined under a free-floating exchange rate regime, but in fact the Brazilian government is currently intervening in the market, through currency swaps and trading in the spot market, among other measures, every time the currency exchange rate is above or below the levels that the Brazilian government considers appropriate, taking into account, inflation, growth, the performance of the real against the U.S dollar in comparison with other currencies and other economic factors. Periodically, there are significant fluctuations in the value of the Brazilian real against the U.S. dollar. In 2025, the Brazilian real appreciated 11.1% against the U.S. dollar, whereas in 2024 the Brazilian real depreciated 21.8% against the U.S. dollar, whereas in 2023 the Brazilian real appreciated 8.1% against the U.S. dollar, following an appreciation of 7.3% in 2022, a depreciation of 9.1% in 2021 and a depreciation of 28.9% in 2020.

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

Pursuant to the International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies (“IAS 29”), the financial statements of entities whose functional currency is that of a hyperinflationary economy must be adjusted for the effects of changes in a suitable general price index. IAS 29 does not prescribe when hyperinflation arises but includes several characteristics of hyperinflation. The IASB does not identify specific hyperinflationary jurisdictions. However, in June 2018, the International Practices Task Force of the Centre for Quality, which monitors “highly inflationary countries” categorized Argentina as a country with projected three-year cumulative inflation rate greater than 100%. Additionally, some of the other qualitative factors of IAS 29 were present, providing prima facie evidence that the Argentine economy is hyperinflationary for purposes of IAS 29. Therefore, entities with Argentine Peso as their functional currency that prepare financial statements in accordance with IFRS as adopted by the IASB are required to apply IAS 29 to their financial statements for periods ending on and after July 1, 2018.

It should be noted that the significant reduction in Argentine inflation during 2025 and 2026 may result in the three-year cumulative inflation rate falling below the 100% threshold in the near term, which could lead to a reassessment of whether the Argentine economy continues to be classified as hyperinflationary for purposes of IAS 29.

Beginning with the period ending on December 31, 2018, Bioceres Crop Solutions’ Argentine subsidiaries which have Argentine Peso as its functional currency began preparing financial statements in compliance with IFRS, adopting IAS 29. Effective July 1, 2022, our main subsidiaries changed their functional currency from the Argentine Peso to the United States Dollars as a result of changes in events and conditions relevant to their business operations. The effect of the functional currency change was recorded prospectively in accordance with IAS 21. As a result, from July 1, 2022, there are no longer significant effects of inflation adjustments in our financial statements. See “Item 5. Operating and Financial Review and Prospects.”

From a tax perspective, on June 16, 2021, the Argentine Government enacted Law No. 27,630 which amended the Argentine Income Tax Law and replaced the fixed rate paid by Argentine companies on their corporate income from 30% to a progressive rate ranging from 25% to 35%. Depending on net income, companies will now have to pay a fixed amount and a progressive rate over the surplus of the minimum base rate in their category.

The reform also extended the 7% withholding tax on dividends for tax years beginning 1 January 2021 and thereafter. Moreover, according to applicable law, for fiscal years beginning on or after January 1, 2021, 100% of the tax inflation adjustment (negative or positive) is allocated by fiscal year, subject to certain transitional deferral provisions applicable to prior fiscal years. In addition, Law No. 27,802, enacted in 2026, amended the Argentine Income Tax Law to provide that tax losses generated in fiscal years beginning on or after January 1, 2025 may be adjusted based on changes in the Consumer Price Index until the fiscal year in which they are utilized.

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

Moreover, Argentina’s ability to obtain financing from international capital markets has historically been subject to various limitations and challenges, as evidenced in past years, where the need to resort to international organizations has been recurring. In 2018, the IMF’s executive board approved the Stand-By Agreement with the Argentina government, which involved the disbursement of US$44 billion. On January 28, 2022, the IMF and the Argentine Government reached an understanding to restructure the current debt with the IMF though an Extended Fund Facility Arrangement which was approved by the IMF’s executive board on March 3, 2022, and approved by the Argentine Congress on March 17, 2022. Ultimately, the Extended Fund Facility Arrangement was approved definitely by the IMF´s executive board on March 25, 2022. The Extended Fund Facility Arrangement seeks to continue creating the necessary stability conditions to address existing structural challenges and to strengthen the foundations for sustainable and inclusive growth. In accordance with the Extended Fund Facility Arrangement, Argentina will be paying its debt from 2026 to 2034.

On August 4, 2023, through Decree 404/2023, a loan agreement between Argentina and Qatar for US$775 million was approved to assist Argentina in repaying US$1.411 billion owed to the International Monetary Fund (the “IMF”) from previous loan facilities. In addition, on August 23, 2023, the former Argentine Minister of Economy announced agreements with the World Bank for US$650 million. The World Bank’s Board of Directors approved two financings for Argentina, one focused on increasing access to financing for small and medium-sized enterprises to help them better mitigate and adapt to climate risks and the other supporting the strengthening of food programs. On April 11, 2025, the World Bank Group announced a US$12 billion support package for Argentina, including US$5 billion in IBRD public sector commitments, with a US$1.5 billion Development Policy Financing Operation disbursed immediately, up to US$5.5 billion from the IFC for private sector development, and MIGA guarantees. On June 9, 2026, the World Bank announced a new Country Partnership Framework for 2026-2033 to support private sector-led growth. On June 16, 2026, the World Bank approved a guarantee-backed financing package combining IBRD and MIGA guarantees to help mobilize up to US$2 billion in commercial loans for Argentina, with guarantees covering 95% of debt service payments on a six-year supported commercial loan.

Moreover, on June 12, 2024, the People’s Bank of China and the Central Bank of Argentina renewed the activated tranche of their currency swap agreement for CNY 35 billion (equivalent to US$5 billion) for a period of 12 months. On April 10, 2025, the BCRA and PBOC renewed the full activated tranche for another 12 months instead of the previously agreed gradual deactivation, maintaining the full CNY 35 billion (US$5 billion) through mid-2026. On August 5, 2026, the BCRA and PBOC renewed the entire bilateral currency swap agreement for CNY 130 billion, extending its term from 3 to 5 years. The activated tranche of CNY 35 billion (US$5 billion) remains in effect to strengthen financial stability and support trade and investment between the two countries.

On June 13, 2024, the IMF’s Executive Board concluded the eighth revision of the agreement under the Extended Fund Facility for Argentina. The decision of the Board permitted a disbursement of approximately U$800 million, with which the total disbursements in the frame of the agreement arises to U$41.4 billion. This disbursement would support the efforts of the Argentine authorities to reestablish stability and strengthen the external viability of Argentina. In this sense, the Argentine program remains firmly on course, having accomplished all quantitative objectives by March 2024. To sustain this progress, the IMF stated that it is essential for the Argentine government to enhance the quality of fiscal adjustments, initiate the first steps toward improved monetary and exchange rate policies, and implement reforms to unlock growth, formal employment, and investment.

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

On March 19, 2025, the Argentine Congress validated the presidential decree authorizing the execution of a new debt refinancing agreement with the IMF. On April 8, 2025, the IMF reached a technical agreement with the Argentine government for a new US$20 billion extended facility over 48 months, subject to quarterly target reviews and a repayment term of 10 years. This agreement was approved by the IMF Executive Board on April 11, 2025, authorizing disbursements for up to US$15 billion in 2025, including an immediate disbursement of US$12 billion, and was intended to strengthen the BCRA’s reserves, support the easing of foreign exchange restrictions and consolidate Argentina’s stabilization program. The first disbursement of US$12 billion was made on April 15, 2025. The IMF Executive Board completed the first review of the EFF on July 31, 2025, enabling a disbursement of approximately US$2 billion, bringing total disbursements to approximately US$14 billion. While the mid-June 2025 quantitative target for net international reserves accumulation was missed, other key performance criteria and indicative targets were met. On May 21, 2026, the IMF Executive Board completed the second review of the EFF arrangement and concluded the 2026 Article IV consultation, unlocking approximately US$1 billion, bringing total disbursements to approximately US$15.8 billion. The Board granted a waiver of nonobservance for the end-December 2025 net international reserves performance criterion. The program envisages semi-annual reviews over 2026-2029, with disbursements of approximately US$0.7 billion for each of the remaining reviews.

This agreement was complemented by different initiatives to obtain additional financing granted by other international organizations. Among those initiatives, the BCRA announced it would work with international banks in a new tender to extend the Repurchase Agreement (Repo) facility executed in January 2025 in an amount of up to US$2 billion, which was finally concluded on June 11, 2025. This operation helped strengthen the BCRA’s balance sheet by incorporating financing backed by sovereign assets. In exchange for these foreign currencies, the BCRA would grant the financial institutions that signed the agreement a package of securities that are currently part of its reserves, such as Bonds for the Reconstruction of a Free Argentina (BOPREAL for its acronym in Spanish) as collateral. On January 7, 2026, the BCRA arranged a new reverse repurchase agreement for US$3 billion with six leading international banks, for a term of 372 days at SOFR plus an average spread of 400 basis points. The BCRA received bids for US$4.4 billion, exceeding the auctioned amount by approximately 50%. On July 3, 2026, the BCRA repaid all outstanding reverse repos totaling US$6 billion and entered into a new reverse repo agreement for the same amount with ten leading international banks, maturing in September 2028 at SOFR plus 400 basis points, with bids received totaling US$8.25 billion.

In addition, in June 2026, Decree 478/2026 authorized, for loans of up to US$5 billion backed by partial guarantees from multilateral credit organizations, the inclusion of New York jurisdiction clauses and waivers of jurisdictional immunity, while expressly preserving Argentina’s immunity from execution over specified protected assets. In July 2026, Joint Resolution No. 41/2026 implemented this framework for a US dollar-denominated loan of up to US$1.2 billion with Deutsche Bank AG, London Branch, supported by a partial guarantee from the Inter-American Development Bank of up to US$550 million; while the Development Bank of Latin America and the Caribbean (CAF) announced a US$400 million loan to Pan American Energy for natural gas operations and was considering approximately US$500 million in additional support.

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

As per the current context, the prohibition on terminations and duplication of severance are not in force. A company is entitled to dismiss, without cause, employees at its convenience, as long as severance is paid in duly manner and time. In addition, inflation has moderated significantly during 2025 and 2026; however, we cannot assure that the government will not create special measures against salary depreciation in the future.

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

Also, on December 20, 2023, Decree 70/2023 repealed and amended several laws. Title IV of Decree 70/2023 contains labor regulations, which modify substantially the Labor Contract Law 20,744. This Title is currently suspended by judicial decision. However, Law 27,742, Law of Bases and Starting Points for the Freedom of Argentinians, enacted on June 27, 2024 and enforced on July 9, 2024, includes many of the modifications attempted in this regulation. On September 25, 2024, the executive branch issued Decree No. 847/2024, approving the implementing regulations for both Title IV (Promotion of Registered Employment) and Title V (Labor Modernization) of Law 27,742. In addition, Law No. 27,802 (Ley de Modernización Laboral), enacted on February 27, 2026, promulgated on March 5, 2026, and published in the Official Gazette on March 6, 2026, is a comprehensive 218-article labor reform law that substantially modifies the Labor Contract Law 20,744, including provisions addressing employment relationships, subcontracting, the legal concept of work, severance and a new Fondo de Asistencia Laboral under Title II, regulated by Decree No. 408/2026.

Law 27,742 introduces important amendments in labor and social security matters, which are contained in two of its titles: (i) Title IV “Promotion of Registered Employment” and (ii) Title V “Labor Modernization”.

Issues for immediate application and effectiveness as of July 9, 2024 include: (i) the validity of the labor contract registration by the labor provider; (ii) exclusion of service contracts from the scope of the Labor Contract Law; (iii) non-application of the presumption of employment contracts to self-employed workers who issue invoices; (iv) implementation of the new 6-month probationary period for those hired from July 9, 2024 (up to eight (8) months in companies with six (6) to one hundred (100) workers; and up to one (1) year in companies with up to five (5) workers); (v) reduction to 10 days of the pre-birth period at the pregnant woman’s option; (vi) just cause for dismissal in cases of obstruction, blockades, or damage during strike actions; (vii) increased severance compensation in cases of discriminatory dismissal; and (viii) elimination of fines and increased severance compensation in case of misclassification and failure to register employment.

Following the issuance of Decree No. 847/2024, several previously pending regulatory items under Law 27,742 have been addressed, including the employment regularization regime (with condonation percentages ranging from 70% to 90% depending on employer size) and the implementation of the severance fund system (Fondo de Cese). Certain additional items remain subject to further regulation or collective bargaining, including the full implementation of the new online platform for reporting irregular labor registrations. In addition, Law No. 27,802 (2026) further expanded the labor modernization framework established by Law 27,742, with additional implementing decrees including Decrees No. 315/2026, 407/2026, 408/2026, 409/2026 and 612/2026. Decree No. 407/2026, issued on May 29, 2026, approved the implementing regulations for several provisions of the Labor Contract Law as amended by Law No. 27,802, including rules on temporary employment agencies. Decree No. 612/2026, issued on July 17, 2026, further supplemented the regulatory framework for collective labor law reforms introduced by Law No. 27,802.

Due to reduction of inflation and new policies from the Labor Secretary, salary increases agreed in collective bargaining negotiations have generally moderated, with inflation remaining an important reference point, although actual adjustments may vary depending on the sector, collective bargaining agreements, and prevailing economic and market conditions.

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

The mechanism to comply with the payment of the Tax on the Indirect Sales depends on the tax residency of the buyer: (i) if the buyer or acquirer is an Argentine corporate entity (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of foreign entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) (“Argentine Entity”) or an Argentine resident individual (“Argentine Individual”) the tax must be withheld and paid to the Argentine Tax Authority, by the Argentine Entity or Argentine Individual, (ii) if the buyer is not an Argentine Entity or an Argentine Individual, the tax has to be paid by the seller or transferor directly (through an international wire transfer or through its legal representative in Argentina, if any). There are specific rules if the non-Argentine resident is a resident in a non-cooperative jurisdiction or the funds invested proceed from a non-cooperative jurisdiction as defined in the Income Tax Law. Argentine Income Tax Law defines “Non-Cooperative Jurisdictions” as those countries or jurisdictions that: (i) do not have in force with Argentina a tax information exchange agreement; (ii) do not have in force with Argentina a double taxation treaty with a broad information exchange clause or (iii) having such an agreement or treaty in force, do not effectively comply with the exchange of information. The Regulatory Decree of the Income Tax Law provides a closed list of the jurisdictions deemed to be “non-cooperative” for tax purposes. If the Non-Argentine Resident is resident in a non-cooperative jurisdiction, or if the funds originate from a non-cooperative country, the applicable tax rate will be 35% on the net capital gain, or an effective rate of 31.5% on the gross sale price.

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

Effective January 1, 2026, the exchange rate band regime was adjusted so that the monthly crawl rate of the band floor and ceiling is based on the latest monthly inflation data reported by INDEC (with a two-month lag), replacing the initial fixed rate of 1% per month. The exchange rate has continued to move within the widening band, with the BCRA purchasing approximately US$13.3 billion in the FX market during the first seven months of 2026, exceeding the US$10 billion reference target set for the full year. Restrictions on portfolio investment have also been relaxed, and foreign companies have distributed more than US$3.3 billion in dividends in 2026, the first time such distributions have occurred in six years. However, certain restrictions on access to the FX Market for legal entities remain in place as of the date of this annual report, including limitations on dividend distributions corresponding to earnings accrued prior to fiscal years beginning on January 1, 2025, and on repayment of certain commercial debts predating 2023. The BCRA has indicated that further easing of these restrictions may occur as progress is observed in strengthening the balance in the foreign exchange market and in the Treasury’s smooth access to external markets. In addition, in August 2026, Emergency Decree (DNU) No. 736/2026, published in the Official Gazette on August 14, 2026, amended Article 23 of Decree No. 905/2002, allowing financial entities to extend foreign currency loans to legal entities that do not have income from foreign trade activities, subject to prudential regulations to be issued by the BCRA, thereby broadening access to dollar-denominated credit in the Argentine financial system. As an Emergency Decree, this measure is subject to the congressional control procedure established by Law No. 26,122.

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

On July 8, 2024, Law 27,743 introduced certain amendments to the Personal Assets Tax applicable as of fiscal year 2023. However, while those amendments did not change the general 0.50% substitute-tax rate applicable to shares and participations in the capital of Argentine companies held by Non-Argentine Residents, article 65 of Law No. 27,743 introduced a reduced rate for qualifying substitute taxpayers classified as Micro, Small and Medium-Sized Enterprises that were compliant with their tax obligations for fiscal years 2020, 2021 and 2022, applicable for fiscal years 2023, 2024 and 2025.

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

In January 2026, Law No. 27,799 was published, introducing significant amendments to the Tax Criminal Regime and certain tax procedure rules, including substantially increasing the monetary thresholds applicable to tax offenses and penalties.

In September 2026, ARCA issued General Resolution No. 5,903, which replaced the existing regulations on international transactions and transfer pricing and updated the applicable reporting and documentation requirements.

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

Risks Related to Our Ordinary Shares

We may be delisted from the Nasdaq Capital Market because our ordinary shares have been trading at less than $1.00 per share.

Companies listed on Nasdaq are subject to delisting for, among other things, failure to maintain a minimum closing bid price of $1.00 per share for 30 consecutive business days, pursuant to Nasdaq Listing Rule 5550(a)(2).

On March 16, 2026, the Company received a deficiency letter (the “Nasdaq Deficiency Letter”) from Nasdaq indicating that the closing bid price of the Company’s ordinary shares had been below the minimum $1.00 per share requirement for the last 30 consecutive business days, as set forth in Nasdaq Listing Rule 5550(a)(2). In accordance with Nasdaq Listing Rules, the Company was provided 180 calendar days, or until September 14, 2026, to regain compliance. The Company did not regain compliance with the minimum bid price requirement by September 14, 2026. On September 15, 2026, Nasdaq notified the Company that it had approved the Company’s application to transfer its securities from the Nasdaq Global Select Market to The Nasdaq Capital Market, effective September 18, 2026. As a result of the transfer, the Company has been granted an additional 180 calendar day period, or until March 15, 2027, to regain compliance with the minimum bid price requirement. If, at any time during this additional compliance period, the closing bid price of the Company’s ordinary shares is at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance and the matter will be closed. We may determine that a reverse stock split is necessary or advisable to seek to regain compliance with the minimum bid price requirement. A reverse stock split may not result in a sustained increase in the market price of our ordinary shares, and there can be no assurance that implementing a reverse stock split would enable us to regain or maintain compliance with Nasdaq’s listing requirements. If the Company chooses to implement a reverse stock split to regain compliance, it must complete the split no later than ten business days prior to March 15, 2027.

We cannot assure you that we will be able to regain compliance with the minimum closing bid price requirement by March 15, 2027, or maintain compliance with other requirements for continued listing on The Nasdaq Capital Market in the future. If the Company cannot demonstrate compliance by March 15, 2027, or does not comply with the terms of the extension, Nasdaq will provide written notification that the Company’s securities will be delisted, at which time the Company may appeal Nasdaq’s determination to a hearings panel.

Further, if our ordinary shares are delisted from Nasdaq, our securities would likely trade in the over-the-counter market. A delisting could adversely affect the liquidity and market price of our ordinary shares, reduce the number of investors willing or able to hold or acquire our ordinary shares, including institutional investors whose investment policies or mandates restrict holdings to exchange-listed securities, limit our ability to access the public capital markets, and make it more difficult for shareholders to sell our ordinary shares because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. In addition, in the event our ordinary shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our ordinary shares, further limiting the liquidity of our ordinary shares. These factors could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares. Any actual or anticipated delisting from Nasdaq and continued or further declines in our share price could also adversely affect our ability to raise additional necessary capital through equity or debt financing and could significantly increase the ownership dilution to shareholders caused by our issuing equity in financing or other transactions.

There can be no assurance that we will be able to comply with the continued listing standards of the Nasdaq Capital Market.

Our ordinary shares are currently listed on Nasdaq. In addition to Nasdaq’s minimum bid price requirement, our continued listing on The Nasdaq Capital Market is subject to compliance with the quantitative and qualitative continued listing standards set forth in Nasdaq Listing Rule 5550, including requirements relating to the market value of publicly held shares, the amount of “public float” (equity held by non-affiliates), the number of registered and active market makers and, in the alternative, minimum shareholders’ equity, market value of listed securities or net income. We cannot assure you that we will continue to satisfy all applicable Nasdaq listing requirements.

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

The acceleration of the Secured Notes, the related litigation and any settlement or restructuring thereof could result in substantial dilution to our shareholders.

On August 5, 2022, we issued Convertible Secured Guaranteed Notes that, as amended, have a maturity date of August 31, 2027 and provide holders with the right to convert the outstanding balance into our ordinary shares at a conversion price of $6.00 per share, subject to certain adjustment mechanisms. The original terms of the Convertible Secured Guaranteed Notes contemplated the possibility of conversion and, accordingly, the issuance of additional ordinary shares. However, the circumstances surrounding such notes have materially changed. As described elsewhere in this annual report, following alleged events of default, the Secured Notes were accelerated, the noteholders initiated legal proceedings seeking payment in full of the outstanding obligations and enforcement of the related collateral, and certain collateral assets were subsequently foreclosed. The related litigation remains ongoing, and its ultimate outcome is uncertain.

In connection with any settlement, judgment, restructuring, refinancing, exchange transaction, recapitalization or other resolution of the Secured Notes and related claims, we may determine, or be required, to issue ordinary shares or other equity-linked securities, including convertible instruments, warrants, preferred shares or similar securities. Such issuances could occur pursuant to negotiated settlements with the noteholders, court-approved arrangements, debt-for-equity exchanges, capital raising transactions undertaken to satisfy related obligations, or other strategic financing alternatives.

Any such transaction could result in the issuance of a substantial number of additional ordinary shares, either immediately or in the future upon conversion, exchange or exercise of equity-linked instruments. As a result, existing shareholders could experience significant dilution of their ownership interests and voting power. Furthermore, the actual or anticipated issuance of additional equity securities in connection with the resolution of the Secured Notes or other indebtedness could adversely affect the market price of our ordinary shares and the value of existing shareholders’ investments.

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

The absence of securities analyst coverage of our ordinary shares could adversely affect their market price, trading volume and liquidity.

The trading market for our ordinary shares may be influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. During the year ended June 30, 2026, the securities analysts that previously covered us discontinued coverage, and, as of the date of this annual report, we do not have securities analyst coverage.

The absence of analyst coverage may reduce our visibility in the financial markets and limit investor awareness of our business, which could adversely affect the market price, trading volume and liquidity of our ordinary shares. We cannot assure you that securities analysts will initiate coverage of us in the future. Even if analyst coverage is initiated, such coverage may subsequently be discontinued, analysts may fail to regularly publish reports about us, or they may publish research or recommendations that are unfavorable regarding us or our business, any of which could adversely affect the market price, trading volume or liquidity of our ordinary shares.

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

ITEM 4.INFORMATION ON THE COMPANY

A.History and Development of the Company

General Overview

We develop and commercialize productivity solutions designed to improve crop performance and support more sustainable agricultural practices. We have a broad biotech platform with high-impact, licensed and patented technologies for seeds and microbial ag-inputs, as well as biological and next generation conventional crop nutrition and protection solutions.

As of June 30, 2026, we owned or licensed more than 1,250 brands and more than 600 registered products and, either exclusively or non-exclusively, over 180 patents and patent applications. Our product portfolio includes (i) biological crop nutrition products such as seed inoculants, biofertilizers or biostimulants, (ii) a full range of biocontrol products including bionematicides, biofungicides and bioinsecticides, (iii) next generation crop nutrition and crop protection products such as microbeaded fertilizers and adjuvants, and (iv) seed germplasm, GMO and non-GMO traits and ready-to-use seed pack solutions.

We are a global company, and our agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe. For the year ended June 30, 2026, and from continuing operations, our revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest was US$238.3 million, our operating loss was US$23.4 million, our net loss from continuing operations was US$82.4 million and Adjusted EBITDA US$25.5 million. For the year ended June 30, 2025, and from continuing operations, our revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest was US$289.4 million, our operating profit was US$6.6 million, our net loss from continuing operations was US$49.1 million and Adjusted EBITDA US$28.9 million. Adjusted EBITDA is a non-IFRS financial measure. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-IFRS Financial Measures” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business” for information regarding our use of Adjusted EBITDA and a reconciliation of net profit to Adjusted EBITDA.

We sell our products through our international subsidiaries and a sales and marketing team consisting of 148 individuals. We enjoy exceptional access to the end-users (farmers) as a result of our strategic alliances and partnerships with global agriculture leaders and our joint ventures and our longstanding relationships with more than 1,600 dealers and distributors. Our customers include global blue-chip companies and industry leaders, large distributors, co-ops and dealers, as well as large farmers and individual growers.

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

We have developed our business by establishing joint ventures and collaborations, in addition to implementing an acquisitive growth strategy. Our joint ventures with industry leaders, such as Florimond Desprez and De Sangosse, and non-joint venture collaborations with companies such as Syngenta, have allowed us to bring our products to market in an efficient and cost-effective manner. In addition, we have acquired and created multiple companies. For more details, see “Item 4. Information on the Company—B. Business Overview— Joint Ventures and Key Collaborations” and “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions.”

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

On March 14, 2019, Union Acquisition Corp. (“Union” or “UAC”) completed a business combination pursuant to a share exchange agreement, dated as of November 8, 2018 (as amended, the “Exchange Agreement”), by and among UAC and Bioceres, Inc., a company incorporated under the laws of Delaware, which converted into Bioceres LLC on February 28, 2019. Upon the consummation of the business combination, Union changed its name to Bioceres Crop Solutions Corp, and our ordinary shares and public warrants started trading on the NYSE American with the ticker BIOX.

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

On September 12, 2022, we entered into a ten-year agreement with Syngenta Crop Protection AG, under which Syngenta became the exclusive global distributor of certain of our biological seed care solutions, including our nitrogen-fixing inoculants and other seed and soil treatment products.

On January 5, 2025, we appointed a new Chief Financial Officer, and later in the fiscal year we implemented additional changes to our leadership team and Board composition, including the departure of our Chief Commercial Officer, as we realigned our organization to support our financial and commercial priorities.

On January 20, 2026, the Pro Farm Foreclosure was conducted with respect to the Pro Farm collateral assets. The bid submitted by an affiliate of the holders of the Secured Notes was US$15 million, less US$1.4 million of court-awarded expenses, against a carrying value of the net assets subject to foreclosure of approximately US$194.9 million, resulting in an impairment loss of US$181.3 million recognized under IFRS 5. As of the date of this annual report, we are evaluating the circumstances of the foreclosure process and considering available legal remedies. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Strategy—The ongoing litigation with the holders of our Secured Notes could materially adversely affect our business, financial condition and results of operations.” and “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—Noteholder litigation in connection with the Secured Notes.”

On September 18, 2026, our securities were transferred to The Nasdaq Capital Market due to non-compliance with the Nasdaq Listing Rule 5550(a)(2). Please see “Item 3. Key Information—D. Risk Factors— Risks Related to Our Ordinary Shares—We may be delisted from the Nasdaq Capital Market because our ordinary shares have been trading at less than $1.00 per share.”

Since our founding, we have developed a fully integrated biotechnology platform that sources, validates, develops and commercializes agricultural productivity technologies that support more sustainable farming practices across a wide range of crops and geographies.

Competitive Strengths

Our diversified platform generates revenues through multiple technologies, customers, distribution channels and end-markets. Our key competitive strengths include:

Pioneering high impact technology platform with strong IP

Our greatest competitive strength lies in the uniqueness and innovative nature of our portfolio of technologies, designed to address the large market opportunity that stems from grower’s need for more effective solutions to improve crop productivity, protect yield potential, manage agronomic risks and optimize input use across diverse production conditions.

We are pioneers in the agriculture biotechnology industry as the first and only company in the world to develop a drought-tolerant technology for soybean and wheat cropping systems. We are also the first non-governmental Latin America-based entity with an approved biotech event in a major global crop.

We are leaders in the development and commercialization of high impact, products that support regenerative agriculture, one of the most dynamic segments of agriculture, with a broad and innovative portfolio and pipeline for biologicals.

Protecting our technologies and products under intellectual property rights allows us to offer the agricultural value chain unique and highly differentiated products and technologies, improving our competitiveness in the market. We have over 1,250 trademarks and over 195 trademarks applications globally.

Strong R&D engine

Our R&D organization, together with our subsidiaries and strategic collaborators, continues to drive innovation across biological and sustainable agricultural technologies. As of June 30, 2026, our development portfolio comprised 23 active projects spanning crop protection, seed technologies, biological inputs, adjuvants, biostimulants and formulation platforms.

Our innovation strategy is focused on developing differentiated technologies that improve agricultural productivity while supporting more sustainable farming practices. Through internal research efforts, collaborations with scientific institutions, and partnerships across the agricultural value chain, we continue expanding our technology platforms and advancing products designed to address evolving grower needs.

During the year ended June 30, 2026, we continued strengthening our adjuvant technology platform through the development of next-generation functional adjuvants. These efforts included advancements in adjuvant technologies intended to enhance herbicide and fungicide performance while maintaining crop safety and supporting application efficacy under diverse environmental conditions.

We also continued advancing seed treatment technologies through the development of formulation platforms designed to integrate conventional chemical seed treatment solutions with biological-based technologies. These activities are intended to support the future development of hybrid seed treatment products capable of combining established protection standards with biological tools aimed at improving nutrient utilization, plant vigor and overall crop establishment.

Within our biological crop protection portfolio, we further progressed the development of microbial-based technologies, including our Trichoderma-based biofungicide platform. Research efforts focused on broadening the potential applicability of these technologies across different crops and production systems while evaluating alternative application approaches intended to maximize agronomic performance.

In parallel, we continued investing in formulation science and technology platforms that support the development of biological and hybrid agricultural solutions. These capabilities are intended to accelerate product development, expand commercial opportunities and strengthen our long-term innovation pipeline.

Through these initiatives, we remain committed to delivering differentiated agricultural technologies that combine scientific innovation, sustainability and productivity, supporting long-term value creation for growers, customers and stakeholders.

Capital-Efficient, Technology Development Model

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

While maintaining a close collaborative relationship with the local innovation ecosystem, our dedicated R&D and business development teams have established direct partnerships and scouting initiatives with external scientific institutions, entrepreneurs, and corporate partners. This approach enables us to continuously access and validate new technologies through an efficient, open, and globally connected innovation framework.

As of June 2026, our ecosystem had 6 collaborations and joint initiatives with various players on a global scale. Our collaboration network includes projects with both public institutions at national and international levels as well as with other companies in the private sector.

Established Commercial Relationships and Distribution Network

We have a well-established high quality brand perception among customers, that positions us as a key reference for farmers. This reputation was built over our history of more than 45 years. We also have unique access to producer/end users through our historical shareholder base. Some of our original investors and founders include leading farm operators, processors, distributors and other commercial participants in the Latin American agricultural sector, as well as founding members of Argentine Association of Producers in Direct Seeding (Asociación Argentina de Productores en Siembra Directa) and leading members of Argentine Association of Regional Consortia of Agricultural Experimentation (Asociación Argentina de Consorcios Regionales de Experimentación Agrícola) – early adopters and leaders in the sustainable agriculture movement. These relationships not only allow us to quickly bring our products to market and integrate our technologies into the broad market by creating a proprietary distribution and commercialization channel, but also provide us with a highly desired early-stage testing platform that allows us to receive direct market feedback in the testing process in order to vet and facilitate faster market penetration.

We have also become a leading choice for partnerships with global agriculture conglomerates, as evidenced by the number of development and commercial agreements. These partnerships are the result of our long-standing relationships with key distributors and major global players, which have played a key role in expanding our presence into new markets.

Significant Transactions

Pro Farm Foreclosure

On November 10, 2025, we received a declaration of acceleration from the holders of the Convertible Secured Guaranteed Notes and Non-Convertible Secured Guaranteed Notes, alleging defaults under the Convertible Note Purchase Agreement and the Non-Convertible Note Purchase Agreement. On November 11, 2025, the holders commenced a lawsuit against us and certain of our subsidiaries and affiliates that guaranteed such notes in the Supreme Court of the State of New York, County of New York, captioned Jasper Lake Ventures One LLC, et al. v. Bioceres Crop Solutions Corp., et al. (Index No. 659704/2025), seeking full repayment of the amounts allegedly due under the notes. We have disputed the alleged defaults and the validity of the acceleration.

On December 18, 2025, the Court granted the holders of the Secured Notes a preliminary injunction prohibiting the transfer or encumbrance of the relevant collateral. On January 20, 2026, a foreclosure auction was held at which the collateral pledged by Pro Farm Group, Inc. and Pro Farm Michigan Manufacturing, LLC (together, “Pro Farm”) under the Convertible Note Purchase Agreement and the Non-Convertible Note Purchase Agreement (the “Pro Farm Foreclosure”) was sold. An affiliate of the noteholders, PFG Holdings Corp., was the only bidder and submitted the winning credit bid of $15 million.

On June 16, 2026, the Court granted the holders of the Secured Notes partial summary judgment on liability, finding that multiple events of default had occurred under the Convertible Note Purchase Agreement, the Non-Convertible Note Purchase Agreement and Secured Notes, and that both us and our relevant guarantors are jointly and severally liable. On September 18, 2026, the Court granted the noteholders’ motion for summary judgment as to damages, and on September 23, 2026, the Court entered an order awarding the noteholders a judgment in the amount of approximately $110.1 million, plus per diem and statutory interest, and attorneys’ fees and costs totaling $1.4 million. On October 2, 2026, the Clerk entered the corresponding judgment. The judgment and the orders granting judgment in favor of the noteholders are currently on appeal in the New York Appellate Division, First Department.

As of the date of this report, this dispute has resulted in two additional actions currently pending in the Supreme Court of the State of New York, County of New York, captioned Bioceres Crop Solutions Corp. v. PFG Holding Corp. (Index No. 652841/2026) and Bioceres Crop Solutions Corp. v. Jasper Lake Ventures One LLC, et al. (Index No. 654087/2026). These actions relate to our continued dispute as to the alleged defaults, the validity of the acceleration, and the commercial reasonableness of the Pro Farm Foreclosure process. We have reserved all rights and remedies in this respect. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Strategy—The ongoing litigation with the holders of our Secured Notes could materially adversely affect our business, financial condition and results of operations.” and “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—Noteholder litigation in connection with the Secured Notes.”

Due to the circumstances described above, as of June 30, 2026, the collateral assets subject to the court-mandated disposal process met the criteria under IFRS 5 for classification as non-current assets held for sale. The disposal group subject to foreclosure represents a separate major geographical area of operations and a significant component of our consolidated assets and revenues. Accordingly, it qualifies as a discontinued operation under IFRS 5.

Seed Business Restructuring

During the years ended June 30, 2026 and 2025, we implemented a major restructuring of our seed business. As part of this process, we discontinued the commercialization of HB4® wheat and soybean seeds under our own branded channel and transitioned to a licensing-based model for the HB4® trait. This strategic shift was designed to reduce fixed costs and personnel expenses, simplify operations, and broaden adoption of the HB4® technology through third-party breeding and distribution networks. The restructuring represented a fundamental change in our approach to the HB4® program, moving from direct participation in seed sales toward a trait-licensing model aligned with our core competencies in technology development. See “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions—Key Agreements—HB4 Licensing Agreements.”

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

Syngenta Exclusive Global Commercial Collaboration Agreement

On September 12, 2022, we entered into a 10-year agreement with Syngenta Crop Protection AG (“Syngenta”), pursuant to which Syngenta will be the exclusive global distributor of certain Rizobacter biological solutions for seed care applications (the “Global Commercial Collaboration Agreement”). Products included within the scope of the agreement are the nitrogen-fixing Rhizobia seed treatment solutions (inoculants), and other biological seed and soil treatment solutions currently in Rizobacter’s portfolio or pipeline. The products in the agreement will be sold under the trademarks owned by us or our affiliates, or any other trademark approved by us.

We have also retained global rights for use of products included in the agreement on HB4® crops and, in the United States, Syngenta rights are non-exclusive for upstream applications.

The exclusive commercial collaboration is global, except for Argentina where both parties will continue to work under the existing framework. Implementation was staggered, commencing in January 2023 for territories in the first phase, and in January 2024 for territories in the second phase.

The agreement establishes a global joint R&D program to accelerate the development and registration of our pipeline products and new solutions for seed treatment. Funding for the R&D platform will be shared, with Syngenta contributing 70% of the investment.

In consideration for the rights granted to Syngenta under the distribution agreement and the R&D collaboration, Syngenta made an upfront payment of US$50 million to us, on October 6, 2022. Additionally, for the duration of the agreement, we will receive between 30% to 50% of the profits generated by sales conducted by Syngenta, depending on the geography and the year. The agreement sets global minimum targets for profits to be received by us during the term of the agreement. If we fail to receive the minimum profit targets set for any rolling two calendar year period, we will have the option to terminate Syngenta’s exclusivity. Syngenta may opt to retain exclusivity by compensating for the shortfall in cash or other economic consideration. Syngenta will cover all operating expenses incurred in connection with the marketing and sale in the exclusive territory. Our subsidiary Rizobacter will act as the exclusive supplier to Syngenta for products under the agreement.

On January 23, 2026, we entered into an amendment to the Global Commercial Collaboration Agreement with Syngenta, to align the contractual framework with changes in the product portfolio, market scope, and the stage of development of the collaboration, without modifying its strategic nature. The amendment primarily introduces changes related to commercial targets, distribution rights, and exclusivity provisions. In particular, it revises the scope of exclusivity by product and territory, including differentiated arrangements for certain countries and product lines, and formalizes the inclusion and removal of specific products under the agreement.

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

On January 20, 2026, the Pro Farm Foreclosure was held, and as a result, the Pro Farm operations have been classified as discontinued in our consolidated financial statements, pursuant to IFRS 5. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Strategy—The ongoing litigation with the holders of our Secured Notes could materially adversely affect our business, financial condition and results of operations.” and “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—Noteholder litigation in connection with the Secured Notes.”

Rizobacter Acquisition

On October 19, 2016, RASA Holding, our wholly owned subsidiary incorporated in Delaware, acquired 20,004,000 shares of Rizobacter, an Argentine company located in Pergamino, Province of Buenos Aires, representing 50.01% of the outstanding capital stock (the “Rizobacter Acquisition”). The total purchase price was US$57.3 million and a contingent payment of US$17.3 million which, as part of the corporate reorganization that led in March 2019 to the formation of Bioceres Crop Solutions Corp., was assumed by our former parent company, Bioceres LLC.

On October 22, 2018, RASA Holding entered into the Rizobacter Call Option Agreement. On March 14, 2019, we exercised the Rizobacter Call Option to acquire an additional 29.99% of the capital stock of Rizobacter, thereby becoming owners of 80% of the capital stock of Rizobacter.

In March 2026, a bankruptcy was decreed in respect of Bioceres S.A., our former controlling parent, and the ultimate controlling parent of Bioceres LLC. In light of these events, we have reassessed the economic and legal substance of the contingent payment of US$17.3 million described above. Under the relevant agreements, this additional consideration becomes payable only if all of the following cumulative conditions are met: (i) final and binding judicial decisions are issued rejecting the claims brought by third parties; (ii) all related proceedings are concluded, with no pending appeals or actions; (iii) no additional claims have arisen that may affect the transferred shares; and (iv) the applicable statutory periods for the potential review of such decisions have expired.

Based on the information available as of the reporting date, we have concluded that, in the event of a judicial claim arising from Bioceres LLC’s inability to satisfy its obligations due to insolvency, it is probable that RASA Holding would be deemed responsible for the underlying obligation and, accordingly, required to assume all or a portion of the related contingent payment liability. Accordingly, RASA Holding has recognized a provision in accordance with IAS 37, measured as the best estimate of the expenditure that would be required to settle the present obligation, taking into consideration the contractual terms and the current assessment of the relevant legal and financial circumstances. Although the assumption of such obligations would, in principle, give rise to a right of reimbursement against Bioceres LLC, no reimbursement asset has been recognized, as recovery is not considered virtually certain within the meaning of IAS 37 and, in any event, is not regarded as collectible given Bioceres LLC’s financial condition.

The total provision recognized amounts to $3.5 million, which represents the present value of the estimated obligation, determined based on management’s assessment of the probability of occurrence of the triggering conditions and the expected timing of the related cash outflows. The ultimate timing and amount of any cash outflow remain uncertain and will depend on the final outcome and timing of the underlying judicial proceedings, as well as on future legal developments, including the potential for extrajudicial settlements.

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

B.Business Overview

Our Operational and Organizational Structure

Our principal executive offices are located in Rosario, Argentina. We own and operate manufacturing and distribution facilities in Pergamino, Argentina; and Londrina, Brazil. We are a light fixed asset company, with spare capacity to continue to expand internationally. See “Item 4. Information on the Company—D. Property, Plant and Equipment” for more details on our manufacturing assets and capabilities.

Our research and development facilities are in Pergamino, Argentina; we have sales offices or subsidiaries in 11 countries including: Argentina, Brazil, Bolivia, Colombia, France, Paraguay, South Africa, United States and Uruguay. See “Item 4. Information on the Company—C. Organizational Structure” for our organizational chart and list of subsidiaries, affiliates and joint ventures as of June 30, 2026.

As of June 30, 2026, we had 562 full-time employees globally. See “Item 6 Directors, Senior Management and Employees—D. Employees” for more information on number of employees by role and location.

Our Segments and Key Products

We divide our business into the following three segments: crop protection, seed and integrated products, and crop nutrition.

The following table sets forth the key products, growth drivers, revenue and gross profit, and selected commercial partners for each of our segments. The segments are described in further detail below.

Revenue and Gross
Margin from
			Continuing Operations	Selected
Business			(Year Ended	Commercial
Segment	Key Products	Growth Drivers	June 30, 2026)	Partners
Crop Protection	Adjuvants	Adjuvant expansion in Brazil and Paraguay	US$123.7 million	Syngenta

	Pest control molecules	Expand installed capacity utilization, particularly in Brazil	34% Gross Margin	Nufarm

		New registration approvals		Yara

Seed & Integrated Products	Seed treatment packs	New seed treatment packs	US$37.7 million	Florimond Desprez

	Seed traits	Commercialization of HB4 technology	46% Gross Margin	Syngenta

	Seed germplasm			TMG

Crop Nutrition	Micro-bead fertilizers	International expansion of bionutrition sales	US$77.0 million	De Sangosse

	Inoculants		31% Gross Margin	Syngenta

Biofertilizers

Crop health products and biostimulants

Crop Protection

Our key crop protection products include high-tech adjuvants and a full range of pest control molecules.

Adjuvants

Adjuvants are high-tech molecules used in tank mixes to facilitate the application and effectiveness of active ingredients, such as herbicides, insecticides and fungicides, leading to a better spaying performance, reduced usage rates and lower residue levels. We are currently developing functional adjuvants in partnership with other companies.

Pest Control Molecules

Biopesticides are pesticides derived from natural materials such as plants, minerals, fungi or bacteria. We develop and market a portfolio of biopesticides capable of reducing the harm of insect pests and plant diseases during the lifecycle of crops, including biological fungicides and nematicides. These microbial pesticides are high-performance tools for growers which have the added benefit of being nontoxic to workers, end consumers and the environment, including pollinators and other beneficial organisms.

Seed and Integrated Products

The key products of this segment include seed traits, germplasm and seed treatment packs for healthier and higher yielding crops.

Seed Traits

Our seed trait efforts are primarily focused on improving crop yields by enhancing tolerance to abiotic stress factors such as drought and soil salinity. These efforts are complemented by a secondary focus on crop protection and quality traits. We access these technologies through collaborations with the original developers or by co-developing new events with our partners.

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

Germplasms

We currently have our own soybean and wheat germplasm, managed through Verdeca and our joint venture Trigall Genetics, respectively. These platforms serve as channels for our own technologies and other technologies from third parties that complement our portfolio.

Our soybean breeding program, conducted through our subsidiary Verdeca, produces varieties that are either registered or undergoing registration in Argentina, Uruguay, Paraguay and South Africa.

Our wheat breeding program was previously managed through Trigall Genetics in collaboration with Florimond Desprez, a global wheat genetics company. As part of our new seed business strategy, the wheat conventional breeding program is being transferred to Florimond Desprez. HB4 wheat breeding programs remains under Trigall Genetics management.

For both crops, we are expanding our target markets working with partners to develop germplasm—adapted to other key regions, including the United States, Brazil, Australia, Canada, Paraguay, Uruguay, Bolivia and South Africa. These efforts are designed to strengthen our global footprint and provide broader commercialization opportunities for HB4® seed varieties.

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

Inoculants

Inoculants are biological fertilizers, broadly using nitrogen-fixing bacteria, which promote growth of leguminous crops such as soybeans and alfalfa. We hold a leadership position in sales of soybean inoculants, with approximately 23% global market share as of June 30, 2026. We developed the next generation of inoculants, “Ultra High Concentrate” (“UHC”) and Extended Shelf-Life products, for professional seed treatment.

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

In-House R&D and Technology Sourcing

Internally, we have built a dynamic R&D organization supported by state-of-the-art laboratories and pilot-scale facilities. Our specialized teams in microbiology and pest control led the development of new biological products, while our bioprocess department has expanded its capacity to define optimal production parameters for active metabolites and conduct larger-scale fermentation processes. The chemistry department focuses on identifying active ingredients and understanding their properties and behavior, and our formulation group develops innovative and stable delivery technologies.

In parallel, we actively collaborate with leading academic and independent research institutions, startups, and third-party companies during the early stages of technology development. This open-architecture approach enables us to identify and validate promising innovations and form strategic partnerships that accelerate the delivery of market-ready solutions.

The integration of Rizobacter’s R&D platform with our legacy research capabilities has elevated the role of R&D as a central pillar of our innovation model. Supported by our global network of subsidiaries in the United States, Argentina and Brazil, we believe this strategy positions us as a leader in agricultural biotechnology, offering a diversified portfolio of high-quality, sustainable products that address the evolving needs of growers and the broader market.

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

In-House R&D, Technology Sourcing and Product Development Timeline and Process

Our process for creating innovative technologies and product development encompasses various phases: conceptualization, proof of concept, early development, advanced development, pre-launch, and product launch. This process involves the development and integration of technologies into commercially viable products. The duration of this process varies based on the complexity of the technology and the crop type. Additionally, the timeline can influence the uncertainty of successful product development outcomes. For instance, during conceptualization and product development, a technology may not meet the required performance criteria to advance to later stages. Competitive landscape changes can also impact the development of certain technologies.

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

Conceptualization: New ideas are managed through a process in which R&D performs a preliminary assessment, and key areas contribute their expertise. If the initiative is approved, a Project Charter and a detailed project workplan are developed, and the initiative advances to the product development stage.

Proof of Concept: The proof-of-concept phase is aimed at validating the preliminary data gathered during the conceptualization process. Key activities include (i) isolation of potential candidates or selection of potential active ingredients (ii) preliminary efficacy validation under controlled conditions (in-vitro and in-vivo), (iii) identification and characterization of selected variants, (iv) selection of candidate variants based on efficacy and characterization, and (v) candidate improvement (mutagenesis or transgenesis methods). Key activities differ depending on the origin of the agricultural product (biological or chemical). In our experience, the proof-of-concept phase typically lasts 36 months, although it may range from as little as three months for chemical and microbial solutions to as many as five years for plant GM traits.

Early Development: In this phase, project objectives become more defined, pinpointing the specific conditions a final product must meet, such as application rates and pre-inoculation days. Primary activities encompass (i) efficacy validation for selected prototypes (in-vivo) (ii) process development for prototype production, (iii) formulation development, (iv) initial efficacy testing under field conditions and (v) final prototype selection.

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

Advanced Development: The advanced development phase signifies that there is substantial evidence of efficacy for the selected prototype, allowing for a more precise estimation of the project’s completion date. Key activities include (i) final formulation, (ii) large-scale formulation development, (iii) extensive field testing to determine the mode of use. The advanced development phase typically lasts about 24 months, with some projects requiring substantial regulatory data taking from three to five years.

Pre-Launch: Activities in this phase primarily focus on finalizing the necessary details for product launch, such as data for biological production and seed increases. Key activities comprise (i) transferring bioprocesses and formulations to production and (ii) preparing and submitting regulatory dossiers, including registration and label extension applications. The pre-launch phase may last up to 24 months.

Product Launch: In general, we, our joint ventures and/or our technology licensees carry out the launch and commercialization of the technology, which is the last phase of the conceptualization and product development process. When we commercialize technology through collaboration partners or licensees, pursuant to the respective agreements, a successful product launch triggers royalty payments, which are generally calculated as a percentage of the net sales generated by the technology and captured upon commercialization. Typically, in this phase, revenues at launch are limited by our ability to make products available, especially when dealing with seed products that need multiple seasons of multiplication before they can satisfy demand. Key activities comprise (i) completing regulatory requirements and securing the necessary registrations and approvals, (ii) preparing production and commercial conditions for launch, and (iii) conducting market benchmarking and developing marketing forecasts to support the launch strategy.

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

Pro Farm

Prior to the Pro Farm Foreclosure, Pro Farm products were commercialized in the United States, primarily through its internal sales force, which focused on managing distributor relationships and creating grower demand for its products. Pro Farm had a dedicated team of employees who provided technical service support to both customers and sales representatives on the use of its products in integrated pest management (“IPM”) and crop production programs, both for conventional and organic growers. Pro Farm’s sales force covered all major regions in the United States, with an emphasis on high-value specialty crops (fruits, nuts and vegetables). Crop protection product lines were sold through leading agricultural distributors, such as Albaugh, Aligned Ag, Helena Chemical, Nutrien Ag, Simplot and Wilbur Ellis. Following the Pro Farm Foreclosure, we no longer own or control the Pro Farm assets and operations, and these activities are now classified as discontinued operations. See “Item 4. Information on the Company—A. History and Development of the Company—Significant Acquisitions—Pro Farm Merger and Foreclosure” and “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—Noteholder litigation in connection with the Secured Notes.”

B2B Commercial Agreements

We have commercial agreements with leading industry players with a market presence outside of our core geographic areas, or core crop expertise, for the exclusive or non-exclusive distribution of some of our products. See “Item 4. Information on the Company—B. Business Overview—Joint Ventures and Key Collaborations” for more details on these agreements.

Licensing to Third Parties

We also rely on third-party channels for the commercialization of our proprietary technologies and licenses, either directly or through our joint venture companies, among participants in the biotech seed and agro-industrial market. We license such technologies in each case for incorporation into non-proprietary products and subsequent sale to end-customers. Subsequent sales of products incorporating our technologies generate royalty income. See “Item 4. Information on the Company—B. Business Overview—Joint Ventures and Key Collaborations” for more details on licensing agreements.

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

In January 2023, Trigall Genetics entered into a joint venture with S&W Seed Company to advance wheat breeding activities in Australia. As part of the transaction, S&W Seed Company transferred its Australia-based wheat breeding program business and related assets to S&W Wheat Pty Ltd, which was subsequently renamed Trigall Australia Pty Ltd. Trigall Genetics initially held an 80% interest in Trigall Australia, with S&W retaining the remaining 20%. In April 2024, Trigall Genetics acquired S&W’s remaining interest, becoming the sole owner of Trigall Australia. On July 2, 2025, Trigall Genetics sold its entire interest in Trigall Australia to Florimond Desprez. In connection with the transaction, BIOX, Trigall Australia and Florimond Desprez entered into an agreement focused on advancing the deregulation and potential commercialization of HB4 wheat in Australia and its principal wheat export destinations. Under this arrangement, Trigall Australia committed to fund certain costs associated with obtaining cultivation approval in Australia and food and feed approvals in relevant export markets, while BIOX retained ownership of the related regulatory dossiers, data and HB4 marketing rights. As part of the new seed strategy launched at the beginning of fiscal year 2025, Trigall Genetics exited its conventional breeding operations in Argentina and Australia, shifting its focus exclusively to the development of the HB4 trait in wheat and to directly licensing our HB4 wheat technology to partners outside Latin America.

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

Natal Agro

On June 10, 2024, we acquired a 51% equity and voting interest in Natal Agro S.R.L., an Argentine company engaged in the breeding and development of corn varieties, comprising 116,225 shares with a nominal value of AR$10 each. In February 2026, we disposed of a 20% ownership interest, reducing our interest in Natal Agro S.R.L. to 31% and resulting in the loss of control. Accordingly, Natal Agro S.R.L. ceased to be consolidated and has since been accounted for under the equity method.

Non-Joint Venture Collaborations

We engage in strategic non-joint venture collaborations for product development and commercialization with leading industry players, and with academic entities and internationally recognized research institutions with whom we collaborate in pre-competitive technology sourcing and early-stage research.

Rizobacter Non-Joint Venture Collaborations

Rizobacter has a longstanding strategic alliance with Syngenta, one of the leading global companies in the research, development, marketing and sales of seed treatment products and solutions. Syngenta placed their Seed Care Institute in Rizobacter’s principal facility located in Pergamino for the research, development and marketing of Syngenta’s seed treatment products and solutions in Argentina, including Maxim Integral, Maxim Evolution, Suren Plus, Rizopack® 420 Hc, Ekey Top, Funcion Pack and Cruiser Pack. We also purchase from Syngenta seed treatment products including Maxim XL, Maxim Integral, Maxim Evolution, Suren Plus, Compinche, Compinche SX, Tenacius, Tenacius SX, among others. The synergy of the product portfolio produced by both companies allows us to combine the most advanced technologies with a highly efficient service for agriculture producers around the world. On September 16, 2022, we announced an expansion of the collaboration through which Syngenta became a key distributor of our biological seed treatment solutions in multiple markets globally. The collaboration has subsequently been amended, including with respect to certain distribution rights and territories, see “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions—Syngenta Exclusive Global Distribution Agreement.”

Additionally, Rizobacter has a strategic alliance with De Sangosse Group for the exclusive distribution in Argentina of their molluscicide line.

Rizobacter also has distribution agreements with Brett Young for distribution in the U.S., and with BIOWISH for the provision of bacillus for the formulation of the biological support added to the chemical fertilizer “Microstar.”

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

Soybean collaborations. Through Verdeca, we have entered into a series of agreements with GDM Seeds and TMG for the licensing of our biotechnology for breeding and/or sales in Argentina, Brazil, Paraguay, Bolivia and Uruguay.

In Argentina, we also maintain HB4 soybean R&D technology license agreements with Criadero Santa Rosa and INTA. Additionally, in Brazil, we have agreements with FT Sementes, Latitude Genética, Integrado Sementes, Fundação Pró-Sementes, JVC Seeds and INOVA Sementes. In other geographical locations we maintain additional collaboration; in Paraguay we collaborate with INBIO, in Canada with Prograin; Southern Hemisphere Seeds in South Africa; ANAPO in Bolivia, and the University of Nebraska in the United States.

Wheat collaborations. Through Trigall Genetics, HB4 wheat and conventional wheat varieties are licensed to a number of companies, including ADP and Kilafen in Uruguay, GDM, Bioseminis, and ACA. As part of the Seed Business restructuring process previously mentioned, the Bioceres Semillas portfolio was transferred to Horus Agro and Natal Seeds in Argentina. These are transactional relationships with non-preferred partners, and licenses are re-evaluated on an annual basis.

Additionally, we entered into a collaboration with Colorado Wheat Research Foundation (CWRF) granting exclusive, sublicensable rights to the HB4® trait in the U.S. territory. CWRF will serve as Trait Manager, facilitating broad access to HB4® wheat for third-party breeding programs and commercial channels, and leading engagement with U.S. stakeholders.

HB4 wheat R&D agreements have been established with EMBRAPA, OR Sementes, GDM, Xiru Genetica and JVC Seeds in Brazil; GDM and Buck Semillas in Argentina; Stellenbosch University in South Africa; CAPECO and INBIO in Paraguay; ANAPO in Bolivia; and through Colorado Wheat Research Foundation at Colorado agreements, 3 universities in the United States.

Customers and Contracts

Below is a description of our principal customers and contracts across our main segments.

Seed and Integrated Products

In the year ended June 30, 2026, we sold our seed and integrated products to customers in Argentina, Switzerland, Uruguay, South Africa, Paraguay, among other countries. Our top five customers in our seed and integrated products segment represented approximately 25% of our total revenue in this segment for the twelve-month period ended June 30, 2026.

Crop Protection

In the year ended June 30, 2026, sales from our crop protection segment were made to customers in Argentina, Brazil, Mexico, Paraguay, Uruguay, among others. Our top five customers in our crop protection segment represented approximately 21% of our total revenue in this segment for the year ended June 30, 2026.

Crop Nutrition

In the year ended June 30, 2026, sales from our crop nutrition segment were made in Argentina, Switzerland, Brazil, Uruguay, Paraguay, United States, Canada as well as other international markets. Our top five customers in our crop nutrition segment represented approximately 22% of our total revenue in this segment for the year ended June 30, 2026.

Industry Overview

The Market Opportunity

Agriculture and the way food is produced are at the center of a major global challenge meeting global demand for food in an affordable way, while simultaneously not only reducing but ideally reversing the sector’s impact on climate change and biodiversity loss.

Global food demand is projected to increase by approximately 50% by 2050 (FAO, 2023). Meeting this demand requires the “sustainable intensification” of global agriculture in which yields must be increased without expanding cultivated land or exacerbating environmental pressures. This challenge creates a substantial opportunity for innovation, particularly through sustainable approaches that integrate climate-adaptive biotechnology, the expanded use of biological products and the integration of new data, monitoring and precision agriculture tools.

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

Reversing Climate Change and Biodiversity Loss

Agriculture is a significant contributor to climate change, with emissions from on-farm crop and livestock production accounting for roughly 16% of global anthropogenic greenhouse gas emissions, according to the latest estimates of the Food and Agriculture Organization. At the same time. agriculture is uniquely positioned to contribute to climate change mitigation because it directly manages the soil microbiome —one of the largest potential natural sinks of atmospheric carbon.

Soil conservation practices such as no till agriculture, cover cropping, crop rotations and organic systems —practices that are central to the creation of Rizobacter more than 45 years ago and to the now-growing regenerative agriculture movement— can significantly increase the amount of carbon stored in soils. Using higher-yielding crops or varieties, or more climate resilient crops, and maximizing the yield potential of crops can also increase soil carbon.

Addressing Consumer Demand for Sustainable and Affordable Foods

Consumer attitudes and behaviors are increasingly shifting towards more sustainable lifestyles, with the expectation that brands also “do good”. These preferences are redefining the entire food system all the way through to raw material origination.

Multiple studies have shown that consumers are more likely to choose products with an environmental or environmental, social and governance (“ESG”) related claim. According to a joint study by McKinsey and NielsenIQ, products making ESG claims outperformed those without such claims in 68% of surveyed product categories, based on an analysis of five years of U.S. sales data from 2017 to June 2022. A 2024 public study by PricewaterhouseCoopers International Limited (2024 Voice of the Consumer Survey), which surveyed over 20,000 consumers from 31 countries and territories, found that despite cost-of-living and inflation concerns, consumers are willing to spend an average of 9.7% more for sustainably produced or sourced goods, as nearly nine out of ten (85%) participants reported experiencing first-hand the disruptive effects of climate change in their daily lives. PwC’s 2025 Voice of the Consumer survey, covering more than 20,000 consumers across 28 markets, confirms that health, convenience and sustainability continue to drive food purchasing decisions, although cost-of-living pressures increasingly constrain consumers’ ability to act on those preferences.

Traceability is also becoming a critical expectation. In the United States Food and Drug Administration’s Food Traceability Rule (FSMA 204) became effective in January 2023, with compliance originally required by January 20, 2026. In August 2025 the FDA proposed a 30-month extension, and the compliance date is now July 20, 2028. The substantive requirements of the rule remain unchanged. The rule obliges companies in the food value chain to maintain end-to-end traceability records for key categories representing roughly 20-30% of U.S. food consumption. Traceability requirements are expected to expand globally, reshaping supply chains to deliver greater transparency, food safety, and consumer confidence.

Evolving Regulatory Landscape

Globally, the regulatory landscape continues to place greater restrictions on the use of synthetic pesticides and other chemical crop inputs. In the European Union, the proposed Sustainable Use of Pesticides Regulation mandating a 50% reduction in use of chemical pesticides by 2030 was withdrawn in 2024 due to political opposition. Nevertheless, the EU continues to pursue policies aimed at reducing reliance on conventional chemical pesticides through stronger implementation of Integrated Pest Management (IPM), increased support for non-chemical alternatives, and efforts to improve the regulatory framework for biological crop protection products. In parallel, the EU continues to review and, where appropriate, restrict or phase out certain chemical active ingredients based on evolving environmental and human health assessments.

In the United States, the Environmental Protection Agency’s (EPA) ongoing efforts to comply with the Endangered Species Act has accelerated the review of several, commonly used chemical insecticides, herbicides, fungicides and nematicides. These reviews have already resulted in proposed restrictions on widely used herbicides and insecticides, including glyphosate, atrazine, and pyrethroids, with further actions expected in the coming years.

At the same time, policymakers in many jurisdictions are increasingly supporting the development and adoption of biological and reduced-risk crop protection technologies through streamlined regulatory pathways and other incentives. These trends are expected to support continued growth in the biological crop inputs market and increase adoption of alternative crop protection solutions globally.

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

Biotechnology

Biotech crops have been around for nearly 30 years and are planted on approximately 216 million hectares annually, in over 30 countries (AgbioInvestor GM Monitor, Global GM Crop Area Review 2025). The commercial adoption by farmers of genetically modified crops has been one of the most rapid cases of technology diffusion in the history of agriculture. Historically, biotech traits have focused on herbicide tolerance and insect resistance. However, biotechnology can deliver much more substantial agronomic, environmental, health, economic and social benefits, including increased productivity, conservation of biodiversity, improved nutrition, and mitigation of negative impacts of climate change. Our HB4 technology, which has now been approved in multiple countries for food and feed uses and for cultivation, is the first in the world that confers tolerance to climate changes in soybeans and wheat by allowing these crops to tolerate drought and soil salinity conditions that are a significant threat to the world’s food supply.

According to AgbioInvestor’s latest report, corn and soybeans represented approximately 84% of the global GM area in 2025 (soybean 106.2 million hectares and maize 74.6 million hectares). The United States, Brazil and Argentina were the top planters of biotech seeds, with approximately 171 million hectares under production of biotech crops. As of 2025, the adoption of GM varieties is over 74 % for soybean, over 36% for corn and over 77% for cotton.

Until the HB4 wheat approval in Argentina, wheat had historically been an orphan crop in the sphere of biotechnology, despite being planted in 200 million hectares globally, the largest of any crop. Argentina is Latin America’s largest wheat producer, accounting for approximately 70% of wheat produced in the region. Today, drought tolerant HB4 wheat is the only genetically modified wheat approved anywhere (currently approved for cultivation in five countries: Argentina, Brazil, Paraguay, Bolivia and the United States) and on a commercial path to market anywhere in the world, which represents a major milestone in wheat’s global value chain.

Biologicals

Biological crop inputs – including bioprotection products, biofertilizers and biostimulants -occupy a unique space in agriculture, offering proven economic and environmental benefits to the consumer, the grower and the distributor.

Biologicals are currently the fastest-growing segment in the agricultural inputs market with sustained growth well above conventional products. Despite this growth, the biologicals market was estimated to be approximately US$15 billion in 2024 (Dunhan Trimmer, 2025), representing only 3%-5% of the overall agricultural inputs and underscoring significant headroom for expansion.

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

Our Product Portfolio Promotes Climate-Smart Outcomes

We believe our product portfolio is well positioned to address these industry drivers.

●	Soy and wheat crops tolerant to adverse weather conditions: we develop crops that are resilient to adverse weather conditions associated with climate change such as drought and heat via the adoption of our HB4-traited drought tolerant crops and biologically based seed treatment packages that help plants better weather yield and quality-robbing environmental stresses.
●	Complete portfolio of biological solutions: we enhance sequestration of GHGs in agriculture by promoting crop health and yields with effective environmentally beneficial crop protection tools, such as Rizonema, Rizoderma, and with microbial seed inoculants that enhance plant sustaining atmospheric nitrogen fixation, while also reducing the use rates of synthetic fertilizers – all of which reduce the negative impacts associated with runoff or soil leaching of persistent chemical compounds.
●	Next generation solutions that reduce input application rates: we promote efficient resource use with products such as adjuvants and Microstar PZ. Adjuvants are high-tech molecules used to increase the effectiveness of spray applications of crop inputs and, therefore, reduce the rate of application of both biological and chemical pesticides and other agricultural inputs. Microstar PZ is a low application rate micro-beaded starter fertilizer that provides newly planted seeds necessary nutrients, like nitrogen, phosphorus, sulfur and zinc, precisely at the time of planting. Microstar’s novel micro-beaded formulation enhances nutrient uptake efficiency at a critical point in a crops growth cycle that reduces the need for additional fertilizer applications later in the crop growth cycle — which also reduces negative air and water quality issues associated with traditional fertilizers.

HB4 Technology

HB4 technology increases yields under drought conditions and positively impacts the environment through more efficient use of resources.

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

At the time of filing, HB4 soy is approved for cultivation and commercialization in Argentina, Bolivia, Brazil, Canada, Paraguay, the United States and Uruguay, together representing over 90% of the global soybean trade. The commercialization of HB4 soybeans for cultivation in Argentina was cleared once China’s approval for food and feed uses was obtained in April 2022. HB4 soy is also approved for food and feed uses in Australia, Colombia, Indonesia, Malaysia, New Zealand, South Africa, Thailand and Philippines. Regulatory submissions of HB4 soy are currently under review in Europe, India, and Vietnam for food and feed uses and South Africa for cultivation.

HB4 wheat is approved for cultivation and commercialization in Argentina, Brazil, Paraguay, the United States and Bolivia. Additional key food and feed approvals obtained include Australia, Colombia, Chile (only for animal consumption), Indonesia, New Zealand, Nigeria, South Africa, and Thailand. Submission for cultivation has been presented in Uruguay, for food and feed uses in Philippines and Vietnam, and for food uses in Chile. Additional submissions for both HB4 soybean and wheat will continue to be pursued as we advance to new territories.

HB4 Technology Business

We are transitioning the HB4 business from a model centered on the direct multiplication, positioning and commercialization of proprietary seed varieties to a licensing-driven model focused on making the HB4 trait broadly available through third-party breeding and commercial channels.

Under this model, breeding companies and other strategic partners will incorporate HB4 into locally adapted germplasm, complete product development and commercialization through their established market channels, while we provide access to the technology and supporting know-how under license agreements

Consistent with this strategic shift, we are actively identifying and pursuing additional licensing opportunities with seed companies, breeding organizations and other agricultural industry participants across relevant crops and geographies, with the objective of accelerating adoption, broadening market reach and generating royalty-based revenues with a more capital-efficient operating structure.

Trends and Performance by Segment

We have a top tier complementary portfolio of products addressing some of the largest and fastest growing segments in the agricultural global market, representing a massive opportunity.

Crop Protection: Adjuvants

According to Woodstone Research & Consulting, the global adjuvants market is valued at US$3.1 billion in 2025 and is projected to reach US$4.0 billion by 2029, at a CAGR of 6.6%.

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

Crop Protection: Biocontrol

The global biocontrol market was estimated at US$10 billion for 2025 and is projected to reach more than US$16 billion by 2030, recording an estimated CAGR of 10% for the forecast period, according to DunhamTrimmer. Europe and the United States are the two largest markets for these products followed by Brazil and China.

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

Biostimulants are among the most rapidly growing categories in agricultural inputs. The market was valued at US$3.94 billion in 2025 and is projected to grow at an estimated CAGR of 11.2% to reach US$6.7 billion by 2030, according to DunhamTrimmer. The largest markets for biostimulants are Latin America – led by Brazil – and the United States, which remains the largest single-country market. As in other biologicals, growth is mainly attributed to the increasing impact of climate change, soil degradation and abiotic stress to crops globally.

Crop Nutrition: Biofertilizers

The biofertilizers market was valued at US$2.81 billion in 2025 and is expected to reach US$8.09 billion by 2034, growing at an estimated CAGR of 12.6% during the forecast period, according to Fortune Business Insights. These novel crop nutrition products encourage better uptake of vital nutrients that allow the plant to withstand stresses and increase output.

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

Decades of cultivation practices using synthetic pesticides and fertilizers have led to a significant negative impact on groundwater reserves and on soil health and fertility—ultimately harming crop productivity. These factors have led to an increase in the adoption of sustainable farming. This trend is still in early stages, but the number of product approvals and investment in bio-ingredients is growing rapidly to support this transformation and is expected to lead to intense market competition in the future. Among biological products, biofertilizers and biostimulants are gaining significant traction as they enhance the phosphorus and zinc absorption properties of plants as well as their resistance to pathogen attacks.

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

The global market for specialty fertilizers is estimated at US$25.3 billion in 2025 and is expected to reach US$36.5 billion by 2031, growing at an estimated CAGR of 6.3% for the period, according to data by Mordor Intelligence. Demand for specialty fertilizers has been increasing as an effective alternative to conventional fertilizers, due to their lower impact on the environment.

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

The global seed market size was estimated at US$77 billion in 2025 and is projected to reach US$99.9 billion by 2030, growing at an estimated CAGR of 5.4%, according to Mordor Intelligence. The genetically modified seed market is estimated to be one of the fastest growing markets during the period.

The global genetically modified seeds market size is estimated at approximately US$43.7 billion in 2025 and is projected to reach US$101.5 billion by 2031, growing at an estimated CAGR of 9.8%, according to Market Data Forecast. This increase in the market size of GM seeds underlines the increasing significance and need for agricultural biotechnology.

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

Rizobacter remains a leader in the Argentine adjuvants market with approximately 30% market share, differentiating itself in a competitive market by introducing new, quality products year after year. The Brazilian market is an attractive market for adjuvants, given the growth in the chemical crop protection market and the strong adoption of improved technologies for crops, and we are addressing this opportunity through a B2B and channel coverage strategy. North America, followed by Europe, are the largest markets for agricultural adjuvants at present, and they are expected to account for a significant proportion of the markets for Rizobacter products in coming years.

Within the soybean inoculants market, Rizobacter is the global leader with an estimated global market share of approximately 23%, followed by other key competitors including Novonesis and BASF. We expect to continue to expand internationally through our agreement with Syngenta. See “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions—Syngenta Exclusive Global Distribution Agreement.”

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

In the near-term, our growth strategy focuses on the following priorities:

Product Development

Product development is our foremost growth priority and has been central to bringing our company to its current position. For more than 45 years, we have grown by understanding the evolving needs of growers and translating those needs into differentiated, high-value agricultural solutions and new product segments. We intend to build on this proven capability by continuously advancing our pipeline, expanding into adjacent categories and bringing innovative products to market that improve crop performance, address practical agronomic challenges and create sustainable long-term growth.

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

Commercialize HB4 Traits Through Licensing Partnerships

We intend to expand the commercialization of our HB4 wheat and HB4 soybean technologies through licensing agreements with seed companies, breeding organizations and other agricultural industry participants. By leveraging our partners’ breeding capabilities, locally adapted germplasm and established commercial channels, we seek to broaden the availability and adoption of HB4 technologies across relevant markets, while generating royalty-based revenues through a more capital-efficient business model.

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

As of the date of this annual report, we, in our capacity as sublicensee (either as exclusive or non-exclusive licensee), have over 180 patents and patent applications. In some instances, our patents and our sublicenses are limited in terms of duration, geography and/or field of use.

Our licensed patents relating to HB4 soy and HB4 wheat are scheduled to expire in 2039 and 2040 within the main countries where our products will be launched once regulatory approvals are received in the future. Patents covering the Coxc5-1 family expire in 2027, and patents for the HB10 family expire in 2030. Additionally, we own, through acquisition, the RG (Reduced Gluten), RS (hexaploid and tetraploid), and OX patent families, which expire in 2036, 2033, and 2037, respectively. For other technologies, Bioceres Crop Solutions is either the exclusive sublicensee or a non-exclusive licensee. These include patents for herbicide resistance (expiring in 2028), and UHC technology, which comprises an ultra-highly concentrated bacterial liquid soybean inoculant (expiring in 2040). See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Strategy—Our HB4 seed business is dependent predominantly on the success of a technology that we license.”

Crop Protection: the crop protection segment includes the Rizoderma® fungicide products, which are covered by a single patent family.

Crop Nutrition: we deliver innovative crop nutrition solutions, spanning both foliar treatments and seed treatments. Standout products include Rizofos® for foliar applications, as well as Rizoliq® and UHC® Inoculants, for seed treatments.

We seek additional protection of our seed and germplasm intellectual property through PVP certificates, which preserve a variety owner’s exclusive rights to sell, reproduce, import, and export a plant variety and our seed. The duration of PVP protection varies among jurisdictions and is 20 years from the time of issue in the United States and 20 and 15 years from the time of issue in Argentina and Brazil, respectively. As of the date of this report, we do not have PVP certificates in the United States. In addition, in Argentina, we have received, as owner and/or as licensee, registrations with the National Cultivar Registry (Registro Nacional de Cultivares) (“RNC”) for 12 wheat varieties, 11 soybean varieties, all of which are authorized for our marketing in Argentina. We are currently seeking registration for 8 soybean varieties and 2 wheat varieties at the RNC. We have also received, as owner and/or as licensee registrations with the Argentinian National Registry of Cultivar Ownership (Registro Nacional de la Propiedad de Cultivares) (“RNPC”) for 16 soybean varieties and 11 wheat varieties at the RNPC. We have also received the registration for 8 soybean varieties and 4 wheat varieties in Uruguay, 3 soybean variety in South Africa, 1 soybean varieties in Paraguay and 1 soybean varieties in Bolivia.

We seek to protect our non-patent intellectual property, such as know-how and regulatory data, through contracts and confidentiality agreements. Know-how generated by the activities of our companies is protected by specific services agreements or employment agreements. Employment agreements include undertakings regarding confidentiality and assignment of inventions and discoveries. Our regulatory data is protected by standard confidentiality and data protection mechanisms. We have over 1,250 trademarks and over 195 trademark applications worldwide.

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

In the United States, the EPA regulates the bio-based pest management products under the Federal Insecticide, Fungicide and Rodenticide Act (“FIFRA”), the Federal Food, Drug and Cosmetics Act (“FFDCA”) and the Food Quality Protection Act (“FQPA”). In addition, some of the plant health products are regulated as fertilizers, auxiliary plant substances, soil amendments and/or beneficial substances in each of the 50 states. In addition to EPA approval, we are required to obtain regulatory approval from the appropriate state regulatory authority in individual states and foreign regulatory authorities before we can market or sell any pest management product in those jurisdictions. We also generally pursue organic certification for our product portfolio, including USDA National Organic Program, Organic Materials Review Institute, EcoCert and Control Union.

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

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not currently involved in any legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition, or results of operations, other than the proceeding described in “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings.” We may become involved in other material legal proceedings in the future as part of the ordinary course of our business.

C.Organizational Structure

The following diagram depicts our organizational structure as of June 30, 2026:

The following table identifies our main subsidiaries and joint ventures as of June 30, 2026:

	Country of	Ownership	Voting
Name	Incorporation	Interest	Interest
BCS Holding Inc.	USA	100%	100%
Bioceres Crops do Brasil Ltda.	Brazil	100%	100%
Bioceres Crops S.A. (2)	Argentina	90%	90%
Bioceres Semillas S.A.U. (2)	Argentina	80%	80%
Comer. Agrop. Rizobacter de Bolivia S.A. (2)	Bolivia	80%	80%
Insumos Agroquímicos S.A.	Argentina	61%	61%
Natal Agro S.R.L.	Argentina	31%	31%
Pro Farm Group, Inc. (3)	USA	100%	100%
Rasa Holding LLC	USA	100%	100%
Rizobacter Argentina S.A.	Argentina	80%	80%
Rizobacter Colombia SAS (2)	Colombia	80%	80%
Rizobacter del Paraguay S.A. (2)	Paraguay	80%	80%
Rizobacter do Brasil Ltda. (2)	Brazil	80%	80%
Rizobacter France SAS (2)	France	80%	80%
Rizobacter South Africa (2)	South Africa	76%	76%
Rizobacter Uruguay (2)	Uruguay	80%	80%
Rizobacter USA, LLC (2)	United States	80%	80%
Synertech Industrias S.A. (1) (2)	Argentina	40%	40%
Trigall Genetics S.A. (1)	Uruguay	50%	50%
Verdeca LLC	USA	100%	100%

Notes: —

(1)	Joint ventures and unconsolidated entities.
(2)	Calculated considering the indirect interests held through Rizobacter. The indirect equity interest participation included in this table is 80% of the direct equity interest participation that Rasa Holding LLC owns in each entity. See “Risks Related to our Business and Strategy—Certain of the Rizobacter shares we own are subject to a judicial injunction that, if decided unfavorably to us, would require us to surrender part of our interest in Rizobacter thereby reducing our equity interest in Rizobacter.”
(3)	Following the Pro Farm Foreclosure in January 2026, Pro Farm Group Inc. no longer holds operating assets or conducts business operations

D.Property, Plant and Equipment

Our main manufacturing and distribution facilities are located in Pergamino, Buenos Aires province, Argentina. Our manufacturing facilities include (i) the adjuvant formulation plant with 2.1 million gallons in annual production capacity, (ii) one biological production plant with an annual capacity of 1.25 million gallons, as well as a newer biological production plant, with an annual capacity of 0.62 million gallons, (iii) the insecticides and fungicides formulation plant with an annual production capacity of 1 million gallons, (iv) the micro-beaded fertilizer facility with an annual production capacity of 50,000 tons, and (v) over 375,000 square feet of warehouse space for packaging and logistics. We test and conduct trial runs of our key technologies at our main field station located in Pergamino, Argentina, which also has processing capabilities for foundation seed.

In Londrina, in the state of Paraná, Brazil, where our main subsidiary is located, we recently completed the construction of a new high-tech adjuvant facility plant with an annual capacity of approximately 2.6 million gallons.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024, and the notes thereto, included elsewhere in this report.

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

In accordance with IAS 21, the effects of the change in functional currency were recorded prospectively. Accordingly, from July 1, 2022, there are no significant effects of inflation adjustments in our financial statements.

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

On October 2024, Decree No. 953/2024 dissolved the Administración Federal de Ingresos Públicos (AFIP) and created the Agencia de Recaudación y Control Aduanero (ARCA) as its legal successor.

As from January 27, 2025, export duties for the agricultural sector were reduced temporarily under Decree No. 38/2025. On June 27, 2025, Decree No. 439/2025 extended the temporary reduction for certain products, including wheat and barley, adjusting the required liquidation percentage from 95% to 90% and the mandatory settlement period from 15 to 30 business days from the corresponding sworn statements of foreign sales. This was then turned into a definitive reduction under Decree 526/2025. On February 2025, the SEDI system was repealed through Joint General Resolution No. 5651/2025 (ARCA and the Secretary of Industry and Commerce). As a result, it is no longer necessary to request prior authorization or await government validation to import goods.

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

As of September 9, 2025, the following crop exports were subject to the following export duties: soybean and soy products 3.5-26%, corn, wheat, barley, sunflower and sorghum 0-24.5%, corn and wheat flour 2-5.5% and sunflower oil 0-5.5%. Subsequently, in September 2025, Decree No. 682/2025 temporarily set export duties on all grains and agro-industrial by-products to 0% until October 31, 2025 to accelerate foreign currency inflows. In December 2025, Decree No. 877/2025 further reduced export duties on a permanent basis, lowering soybeans from 26% to 24%, soy by-products from 24.5% to 22.5%, wheat and barley from 9.5% to 7.5%, corn and sorghum from 9.5% to 8.5%, and sunflower from 5.5% to 4.5%. On June 3, 2026, Decree No. 423/2026 reduced export duties on wheat and barley from 7.5% to 5.5% effective immediately, and established a gradual reduction schedule for soybeans, soy products, corn, sorghum and sunflower beginning in January 2027 through December 2028, contingent on economic conditions. Under this schedule, soybean export duties are projected to decline from 24% to 15%, soy by-products from 22.5% to 14%, corn and sorghum from 8.5% to 5.5%, and sunflower from 4.5% to 3%. In addition, on July 1, 2026, Decree No. 566/2026 implemented additional reductions in export duties on certain industrial products, including products from the automotive and petrochemical sectors, with immediate elimination for certain tariff positions and a gradual reduction schedule for others.

Regarding export duties, the Executive Branch has not had the authority to increase the applicable export duty rate as from January 1, 2022. In this sense, any export duty applied by the Federal Executive without the due delegation of faculties assigned by the legislature would be rendered unconstitutional by judicial courts. Although the Executive Branch does not have any delegated powers to change export duties, during 2024, 2025 and 2026 there have been successive reductions across multiple sectors (agricultural commodities, dairy, meat products, fruits, steel, automotive, petrochemical and machinery industries) implemented by the Federal Executive to promote exports and improve the competitiveness of the Argentine economy.

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

Regulatory environment

Our results of operations will vary depending on the speed in which we are able to obtain regulatory approvals for our products and the cost associated with securing such approvals. The degree of regulation to which we are subject varies by jurisdiction and activity. Our ability to sell our technologies and products depends on our ability to obtain and maintain necessary authorizations, permits and regulatory approvals in the markets in which we operate. See “Item 3. Key Information —D. Risk Factors —Risks Related to our Business and Strategy—Our business and the commercialization of our products currently in development are subject to various government regulations and we or our collaborators may be unable to obtain, or may face delays in obtaining, necessary regulatory approvals. In addition, if we are unable to comply with applicable regulatory regimes, we may not be able to sell our products in certain jurisdictions.”

Results of operations

We have based the following discussion on our consolidated financial statements for the years ended June 2026, 2025 and 2024 included elsewhere in this report. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

Discontinued operations

On January 20, 2026, the Pro Farm Foreclosure was conducted with respect to the Pro Farm collateral assets. Please see “Item 4. Information on the Company—Significant Transactions.”

As a result of the related foreclosure process, the disposal qualified as a discontinued operation in accordance with IFRS 5. Consequently,

●	the results of the discontinued operation have been presented separately from continuing operations in the consolidated statements of profit or loss and other comprehensive income;
●	the assets and liabilities related to the discontinued operation have been presented separately in the consolidated statement of financial position (“assets and liabilities subject to foreclosure”).
●	cash flow attributable to the discontinued operation have been presented separately from those of continuing operations in the consolidated statement of cash flows, disclosing operating, investing and financing cash flows; and
●	comparative information has been recast to reflect the discontinued operation presentation.

Unless otherwise indicated, results of operations are presented on the basis of continuing operations.

Comparison of the years ended June 30, 2026 and 2025

The table below illustrates our results of operations for the years ended June 30, 2026 and 2025.

	For the years ended June 30,
	2026	2025(1)

	(in millions of US$)
Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest	238.3	289.4
Cost of sales	(155.1)	(184.4)
Gross Profit	83.2	105.0
Research and development expenses	(11.0)	(9.5)
Selling, general and administrative expenses	(71.2)	(93.7)
Share of profit or loss of joint ventures and associates	0.2	(1.1)
Changes in the net realizable value of agricultural products after harvest	(0.3)	(1.5)
Other income or expenses, net	(24.2)	7.4
Operating loss	(23.4)	6.6
Net financial costs	(52.1)	(53.1)
Loss before income tax	(75.5)	(46.5)
Income tax	(7.0)	(2.6)
Loss of the year from continuing operations	(82.4)	(49.1)
Discontinued operations	(0.2)	(9.7)
Loss related to foreclosure	(181.3)	—
Loss of the year from discontinuing operations	(181.5)	(9.7)
Loss of the year	(263.9)	(58.8)
Other comprehensive (loss) income from continued operations(2)	2.5	(0.7)
Total comprehensive profit (loss)	(261.4)	(59.6)
Non-IFRS measure(3)
Adjusted EBITDA (continuing operations) (unaudited)	25.5	28.9

Notes: —

(1)	Figures for the year ended June 30, 2025 have been recast to reflect the classification of Pro Farm as discontinued operations in accordance with IFRS 5.
(2)

Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.

(3)

We define Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and non-recurring, restructuring and transaction-related expenses. Adjusted EBITDA is a non-IFRS measures. For a complete presentation of the reconciliation, see the section entitled “—Non-IFRS Financial Measures.”

Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest

Total revenue decreased by US$51.1 million, or 18%, totaling US$238.3 million for the year ended June 30, 2026, from US$289.4 million for the year ended June 30, 2025.

Crop Protection. Revenue decreased by US$23.0 million, or 16%, from US$146.7 million for the year ended June 30, 2025. The decrease was primarily driven by an US$9.0 million decline in adjuvant sales in Argentina and Brazil, reflecting a 22% decrease in volumes; a US$6.9 million decline in seed crop protection product sales, mainly due to lower sales of seed treatment products, for which volumes decreased by 13%; and a US$7.1 million decline in other crop protection products and services.

Crop Nutrition. Revenue decreased by US$1.9 million, or 2%, to US$77.0 million for the year ended June 30, 2026, from US$78.9 million for the year ended June 30, 2025. Revenue remained broadly stable, as growth in microbeaded fertilizers, primarily in Argentina and driven largely by increased volumes sold, substantially offset lower inoculant sales, mainly reflecting the reduced contribution from the Syngenta agreement.

Seed and Integrated Products. Revenue decreased by US$26.2 million, or 41%, to US$37.7 million for the year ended June 30, 2026, from US$63.9 million for the year ended June 30, 2025. The decrease reflected the continued reduction in Seeds, and HB4-related activities consistent with the business model transition implemented during the year.

Gross profit

Gross profit decreased by US$21.9 million, or 21% for the year ended June 30, 2026, compared to US$105.0 million for the year ended June 30, 2025

Crop Protection. Gross profit decreased by US$7.7 million, or 15% to US$42.0 million for the year ended June 30, 2026, from US$49.7 million for the year ended June 30, 2025. The decrease was broadly consistent with the decline in revenue, while gross margin remained stable at 34%.

Crop Nutrition. Gross profit decreased by US$12.4 million, or 34%, to US$23.7 million for the year ended June 30, 2026, from US$36.2 million for the year ended June 30, 2025. Although the contribution from micro beaded fertilizers increased in line with sales, driven by a 33% increase in volumes sold, the benefit was moderated by a 13% reduction in average selling prices. Nevertheless, this improvement was more than offset by a lower contribution from the Syngenta agreement.

Seed and Integrated Products. Gross profit decreased by US$1.7 million or 9% to US$17.4 million for the year ended June 30, 2026, from US$19.1 million for the year ended June 30, 2025. Despite the significant decline in revenue, gross profit decreased only modestly, reflecting the continued shift away from lower-margin seed and HB4-related activities and the increased contribution from seed treatment packs.

Research and development expenses

Research and development expenses increased to US$11.0 million in the year ended June 30, 2026, compared to US$9.5 million for the year ended June 30, 2025, primarily reflecting higher professional and outsourced services and materials, partially offset by lower personnel expenses. Depreciation and amortization expenses and share-based incentives included were $5.5 million, compared to $5.0 million in prior year.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by US$22.5 million, to US$71.2 million for the year ended June 30, 2026, from US$93.7 million for the year ended June 30, 2025. Variable expenses declined 38% and fixed expenses declined 19%, with both decreasing as a percentage of revenues, reflecting the cumulative impact of the cost actions implemented during the year. The improvement was mainly driven by lower freight, storage and tax expenses within variable costs, and reductions in personnel expenses, including share-based incentive compensation, together with lower advertising and marketing expenses within fixed costs.

Share of profit or loss of joint ventures and associates

The result from our share in the profit of joint ventures and associates increased by US$1.3 million, shifting from a loss of US$1.1 million in the fiscal year ended June 30, 2025. This improvement was primarily driven by a higher contribution from Synertech Industrias S.A., which generated income of US$0.8 million during the year ended June 30, 2026, compared to a loss of US$0.4 million in fiscal year 2025. This favorable performance was partially offset by losses attributable to Natal Agro S.R.L. of US$0.5 million and Trigall Genetics S.A. of US$0.1 million during the year ended June 30, 2026.

Changes in the net realizable value of agricultural products after harvest

The loss in net realizable value of agricultural products after harvest decreased by US$1.2 million, totaling a loss of US$0.3 million for the year ended June 30, 2026, compared to US$1.5 million for the year ended June 30, 2025 due to more favorable post-harvest grain price conditions.

Other income or expenses

Other expenses totaled US$24.2 million for the year ended June 30, 2026, compared to other income of US$7.4 million for the year ended June 30, 2025. The unfavorable year-over-year variation was mainly attributable to the impairment of intangible related to HB4 assets of US$15.6 million, impairments of other receivables of US$7.7 million, and the recognition of other contingencies of US$3.5 million during the year ended June 30, 2026, combined with the absence of the gain on sale of intangible assets recognized of US$7.7million in fiscal year 2025.

Financial results

Financial costs increased by US$14.8 million, or 59%, to US$39.9 million for the year ended June 30, 2026, from US$25.1 million for the year ended June 30, 2025. This increase was mainly driven by higher interest expense of US$13.5 million, reflecting our financing structure during the period, together with a US$1.3 million increase in financial commissions.

Other financial loss decreased by US$15.9 million to US$12.1 million for the year ended June 30, 2026, compared to a loss of US$28.0 million for the year ended June 30, 2025. The improvement was primarily attributable to lower losses from changes in the fair value of financial assets and liabilities of US$13.0 million and lower net foreign exchange losses of US$4.4 million, partially offset by higher prepayment premium fees of US$1.2 million and an inflation effect on monetary items of US$0.2 million. The favorable variation in the fair value of financial assets and liabilities was largely driven by the absence of the impact recognized in year ended June 30, 2025 in connection with amendments to the Secured Notes, which resulted in a non-cash increase of approximately US$14.5 million in the principal of the debt.

Income tax

Income tax expense increased to US$7.0 million for the year ended June 30, 2026, from US$2.6 million for the year ended June 30, 2025.

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows:

		Weighted average	Income tax for
	Earnings before	applicable tax	the year
For the year ended June 30, 2026	income tax-rate	rate	ended June 30, 2026
Tax Jurisdiction
Low or null taxation jurisdictions	(22,958,240)	—	—
Profit-making entities	4,635,787	35.0%	(1,622,525)
Loss-making entities	(57,157,833)	26.5%	15,164,566
Total	(75,480,286)		13,542,041

		Weighted average	Income tax for
	Earnings before	applicable tax	the year
For the year ended June 30, 2025	income tax-rate	rate	ended June 30, 2025
Tax Jurisdiction
Low or null taxation jurisdictions	(9,187,121)	—	—
Profit-making entities	—	—	—
Loss-making entities	(37,330,401)	29.7%	11,096,151
Total	(46,517,522)		11,096,151

The theoretical tax amount, calculated using the weighted average tax rate applicable to the profits of consolidated entities, changed from US$11.1 million for the year ended June 30, 2025, to US$13.5 million for the year ended June 30, 2026. This change was primarily driven by the increase in taxable profits generated by profit-making entities during fiscal 2026. In contrast, the tax benefit of US$11.1 million recorded in 2025 reflected the predominance of losses incurred during the period, with no offsetting taxable profits generated by profit-making entities.

The tax on our profit or loss before tax differs from the theoretical amount that would result from applying the weighted average tax rate to the profits of the consolidated entities. For the year ended June 30, 2026, the difference is mainly explained by the derecognition of US$13.3 million in tax loss carryforwards primarily as a result of a reassessment of the recoverability of such tax attributes in light of changes to the HB4 program’s business model and the need to reposition our business and product portfolio following the loss of the Pro Farm business, as well as US$5.5 million of non-deductible expenses mainly related to allowance and contingency charges.

Loss for the year from continuing operations

As a result of the foregoing, loss from continuing operations for the year ended June 30, 2026 totaled US$82.4 million compared to a loss of US$49.1 million for the year ended June 30, 2025.

Loss from discontinued operations

The loss from discontinued operations for the year ended June 30, 2026 totaled $181.5 million compared to a loss of US$9.7 million for the year ended June 30, 2025. The increase of US$171.8 million was primarily driven by the Pro Farm Foreclosure. In connection with the foreclosure sale, an affiliate of the holders of the Secured Notes acquired the foreclosed assets through a US$15.0 million credit bid, less US$1.4 million in court-awarded expenses. As the carrying value of the net assets subject to foreclosure was approximately US$194.9 million, the transaction resulted in an impairment loss of approximately US$181.3 million.

Other comprehensive profit / (loss) from continuing operations

Other comprehensive profit total$2.5 million mainly driven by a US$2.6 million gain from the revaluation of property, plant and equipment, net of tax. This gain was partially offset by foreign currency translation losses of US$0.1 million arising from the translation of foreign operations, compared to losses of US$0.7 million in the prior fiscal year

Total comprehensive loss

As a result of the foregoing, we recorded a total comprehensive loss of US$261.4 million for the year ended June 30, 2026, compared to a total comprehensive loss of US$59.6 million for the year ended June 30, 2025.

Comparison of the years ended June 30, 2025 and 2024

The table below illustrates our results of operations for the years ended June 30, 2025 and 2024.

	For the years ended June 30,
	2025(1)	2024(1)

	(in millions of US$)
Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest	289.4	420.4
Cost of sales	(184.4)	(263.0)
Gross Profit	105.0	157.4
Research and development expenses	(9.5)	(8.4)
Selling, general and administrative expenses	(93.7)	(97.0)
Share of profit or loss of joint ventures and associates	(1.1)	4.0
Changes in the net realizable value of agricultural products after harvest	(1.5)	(2.4)
Other income or expenses, net	7.4	(1.5)
Operating profit	6.6	52.1
Net financial costs	(53.1)	(29.9)
(Loss) / profit before income tax	(46.5)	22.3
Income tax	(2.6)	(6.6)
(Loss) / profit from continuing operations	(49.1)	15.7
Discontinued operations	(9.7)	(8.4)
Loss / profit for the year	(58.8)	7.3
Other comprehensive income / (loss) from continued operations(2)	(0.7)	(0.8)
Total comprehensive (loss) / profit	(59.6)	6.5
Non-IFRS measures(3)
Adjusted EBITDA (continued operations) (unaudited)	28.9	76.8

Notes:—

(1)	Figures for the years ended June 30, 2025 and 2024 have been recast to reflect the classification of Pro Farm operations as discontinued operations in accordance with IFRS 5.
(2)	Includes (i) exchange differences on translation of foreign operations from joint ventures, (ii) exchange differences on translation of foreign operations, (iii) revaluation of property, plant and equipment, net of tax from joint ventures and (iv) revaluation of property, plant and equipment, net of tax.
(3)	We define Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and non-recurring, restructuring and transaction-related expenses. Adjusted EBITDA is a non-IFRS measures. For a complete presentation of the reconciliation, see the section entitled “—Non-IFRS Financial Measures.”

Revenues from contracts with customers and initial recognition and changes in the fair value of biological assets at the point of harvest

Total revenue decreased by US$131.0 million, or 31%, totaling US$289.4 million for the year ended June 30, 2025, compared to our total revenue of US$420.4 for the year ended June 30, 2024. We faced severe challenges in Argentina, one of our key markets, during the year ended June 30, 2025, driven by a combination of factors: (i) extraordinary prior-year sales linked to local currency devaluation, which led distribution channels to accumulate inventories beyond short-term needs; (ii) deteriorating on-farm economics; and (iii) constrained financing availability across the agricultural sector.

Crop Protection. Total revenue decreased by US$51.6 million, or 26%, to US$146.7 million for the year ended June 30, 2025, compared to US$198.2 million for the year ended June 30, 2024. The decrease was primarily attributable to lower sales of third-party products and services in Argentina, which represented US$45.0 million of the total decline, reflecting our strategic shift toward higher-margin proprietary technologies. Additionally, revenue from seed crop protection products decreased by US$6.0 million, or 17%, to US$28.9 million in fiscal 2025 from US$34.9 million in fiscal 2024.

Crop Nutrition. Total revenue decreased by US$46.9 million, or 37%, to US$78.9 million for the year ended June 30, 2025, compared to our total revenue of US$125.8 million for the year ended June 30, 2024. The decrease was primarily driven by a sharp contraction in micro-beaded fertilizer sales, attributed to reduced corn acreage in Argentina early in the year. This was further compounded by unfavorable farm economics and elevated channel inventories, which constrained purchasing behavior throughout the season and led to a 39% drop in sales volume. The expected reduction of US$15.7 million related to the Syngenta downpayment further weighed on comparisons.

Seed and Integrated Products. Total revenue decreased by US$32.5 million, or 34%, to US$63.9 million for the year ended June 30, 2025, compared to our total revenue of US$96.4 million for the year ended June 30, 2024. The decline reflects the ongoing transition of the HB4 business model toward strategic partnerships. Reduced volumes from HB4 business accounted for US$31.7 million of total segment sales, highlighting the impact of this shift on overall performance.

Gross profit

Gross profit decreased by US$52.3 million, or 33%, to US$105.0 million for the year ended June 30, 2025, from US$157.4 million for the year ended June 30, 2024. The decrease reflects lower sales across all segments, including a US$15.7 million year-over-year reduction from the Syngenta agreement that carried a 100% gross margin in the year ended June 30, 2024. Even in this challenging context, gross profit performance broadly tracked sales, and the full-year gross margin held stable compared to the prior year. This reflects the relative resilience of the higher-margin proprietary products, where we retained market share and, in some international markets, achieved modest gains.

Crop Nutrition. The Syngenta license payment carries a 100% gross margin; therefore, the US$15.7 million decline had a direct and full impact on gross profit, reducing both the segment’s total gross profit and average gross margin compared to the prior year. Additionally, as described above, the segment was negatively affected by lower fertilizer volumes, which were the primary driver of the overall decline. Margin pressure was further intensified by pricing headwinds resulting in segment margins declining from 50% to 46%.

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

Research and development expenses

Research and development expenses, which include ongoing efforts to maintain and continuously update our existing product portfolio, increased to US$9.5 million in the year ended June 30, 2025, compared US$8.4 million for the year ended June 30, 2024. The increase reflects a refocusing of resources to prioritize initiatives that balance our long-term growth prospects with nearer-term profitability opportunities.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by US$3.3 million, to US$93.7 million for the year ended June 30, 2025, from US$97.0 million for the year ended June 30, 2024. The figure reflects a US$6.3 million increase in impairment of receivables, mainly associated with non-recurring events in Bolivia and the HB4 business, and US$3.5 million in one-time workforce streamlining costs, which offset savings achieved through cost-control initiatives and lower variable costs resulting from reduced sales activity.

Share of profit or loss of joint ventures and associates

The result from our share in the profit of joint ventures and associates declined by US$5.2 million, shifting from a profit of US$4.0 million in the fiscal year ended June 30, 2024, to a loss of US$1.1 million in the fiscal year ended June 30, 2025. This loss was primarily driven by an accrued loss of US$4.1 million related to Synertech and a US$0.7 million loss from our participation in Trigall Genetics.

Changes in the net realizable value of agricultural products after harvest

The loss in net realizable value of agricultural products after harvest decreased by US$0.8 million, totaling US$1.5 million for the year ended June 30, 2025, compared to US$2.4 million in the prior year. This reduction reflects the changes in the fair value of agricultural products.

Other income or expenses

Other income totaled US$7.4 million for the year ended June 30, 2025, compared to other expenses of US$1.5 million for the year ended June 30, 2024. This improvement reflects the favorable outcome of a transaction involving non-core soybean traits and intellectual property assets. In exchange of Soy ANF trait and a cash payment of US$0.8 million, we received (i) RG and OX Wheat Patents and RS exclusive rights; (ii) the cancellation of all Royalty Payments, which included 25% of the Net Wheat Technology Licensing Revenues and 6% of the Net HB4 Soybean Revenues up to US$10 million; and (iii) the release from any Performance Benchmark Obligations related to the RG, OX, and RS Varieties which amounted to US$8.1 million. This transaction resulted in the accounting of a gain from the exchange of intangible assets of US$7.5 million.

Financial results

Financial costs increased by US$0.3 million, or 1%, to US$25.1 million for the year ended June 30, 2025 from US$24.8 million for the year ended June 30, 2024, primarily due to higher interest expenses stemming from higher market interest rates in Argentina and Brazil as well as the revised terms of the Convertible Secured Guaranteed Notes.

Other financial loss increased by US$23.0 million to US$28.0 million for the year ended June 30, 2025, compared to a loss of US$5.1 million for the year ended June 30, 2024. Results mainly reflect the impact of amendments to the Secured Notes, which resulted in a non-cash increase in the principal balance of US$14.5 million and an accrued prepayment fee of US$4.8 million.

Income tax

Income tax expense decreased to US$2.6 million for the year ended June 30, 2025, from US$6.6 million for the year ended June 30, 2024.

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows:

		Weighted	Income tax for
	Earnings before	average applicable	the year ended
For the year ended June 30, 2025	income tax-rate	tax rate	June 30, 2025
Tax Jurisdiction
Low or null taxation jurisdictions	(9,187,121)	—	—
Loss-making entities	(37,330,401)	29.7%	11,096,151
Total	(46,517,522)	—	11,096,151

		Weighted	Income tax for
	Earnings before	average applicable	the year ended
For the year ended June 30, 2024	income tax-rate	tax rate	June 30, 2024
Tax Jurisdiction
Low or null taxation jurisdictions	10,464,257	—	—
Profit-making entities	30,435,214	34.7%	(10,560,379)
Loss-making entities	(18,643,684)	30.5%	5,677,906
Total	22,255,787	—	(4,882,473)

The theoretical tax amount, calculated using the weighted average tax rate applicable to the profits of consolidated entities, shifted from a loss of US$4.9 million for the year ended June 30, 2024, to a gain of US$11.1 million for the year ended June 30, 2025. This change was primarily driven by a US$9.2 million loss in jurisdictions with low or no taxation, and by higher losses totaling US$37.3 million in other entities where the average applicable tax rate was 29.7% in 2025. In contrast, the US$4.9 million expense recorded in 2024 reflected a US$10.6 million gain in low or no-tax jurisdictions, lower losses in loss-making entities—resulting in a US$5.7 million tax benefit at an average tax rate of 30.5%—and a US$30.4 million gain from profit-making entities, which, at a 34.7% tax rate, led to a US$10.6 million income tax charge.

The tax on our profit or loss before tax differs from the theoretical amount that would result from applying the weighted average tax rate to the profits of the consolidated entities. For the year ended June 30, 2025, the difference is mainly explained by the derecognition of US$10.9 million in tax loss carryforwards primarily due to a shift in the HB4 program’s business model affecting the allocation of taxable profits, as well as US$3.1 million in non-deductible expenses related to unpaid royalties with affiliates and changes in allowances. For year ended June 30, 2024, the difference is mainly explained by non-deductible expenses of US$1.9 million, stock options changes of US$1.4 million offset by US$1.4 million of share results in joint ventures.

Profit or Loss from continuing operations

As a result of the foregoing, loss from continuing operations for the year ended June 30, 2025 totaled $49.1 million compared to a profit of US$15.7 million for the year ended June 30, 2024.

Loss from discontinued operations

Loss from discontinued operations totaled US$9.7 million for the year ended June 30, 2025, compared to a loss of US$8.4 million for the year ended June 30, 2024. The US$1.3 million increase in loss was primarily attributable to a higher operating loss resulting from lower gross margins from discontinued operations.

Other comprehensive loss from continuing operations

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

Unless otherwise indicated, all non-IFRS financial measures contained in this annual report are presented on the basis of continuing operations only, which excludes the Pro Farm operations, following the Pro Farm Foreclosure. See “Item 4. Information on the Company—Significant Acquisitions—Pro Farm Merger and Foreclosure.”

Adjusted EBITDA

We define Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, and non-recurring, restructuring and transaction-related expenses.

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

The table below provides a reconciliation of our income or loss for the period/year to Adjusted EBITDA:

	Year Ended June 30,
	2026	2025	2024

	(in millions of US$)
Reconciliation of Net Loss (continuing operations) to Adjusted EBITDA (continuing operations):
Profit (Loss)	(82.4)	(49.1)	15.7
Income tax	7.0	2.6	6.6
Financial results	52.1	53.1	29.9
Depreciation of property, plant and equipment	9.2	9.0	6.8
Amortization of intangible assets	6.5	6.1	5.0
Share-based incentive	0.2	3.7	12.8
Non-recurring, restructuring and transaction-related(1)	33.0	3.4	0.1
Adjusted EBITDA (continuing operations) (unaudited)	25.5	28.9	76.8

Notes:—

(1)	Includes (i) impairment of intangible assets and goodwill of US$15.6 million, (ii) impairment of other receivables from joint ventures and associates of US$7.7 million, (iii) other contingencies related to provision for Rizobacter acquisition-related contingent obligations of $3.5 million; and (iv) other restructuring and transaction-related expenses of $6.2 million mainly related to expenses associated with the Secured Notes litigation and costs incurred in connection with the restructuring and transition of the HB4 business model.

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

As of June 30, 2026, our total indebtedness was US$229.2 million, of which US$169.2 million matures in the fiscal year ending June 30, 2027, including US$122.0 million related to the Secured Notes classified as current liabilities and approximately US$27 million of additional indebtedness classified as current as a result of covenant breaches and change-of-control provisions set forth in the relevant agreements. This classification reflects the acceleration of the Secured Notes and the noteholders’ enforcement actions following events of default under the Convertible Note Purchase Agreement and the Non-Convertible Note Purchase Agreement, which resulted in the outstanding amounts becoming immediately due and payable. See Note 7.13 to our audited consolidated financial statements included elsewhere in this annual report.

As of June 30, 2026, our cash and cash equivalents amounted to US$11.2 million, and we held other current financial assets that amounted to US$1.0 million.

We are actively pursuing several alternatives to address our current financial situation. Notably, in Argentina, we successfully completed a restructuring of US$74.3 million of our financial debt. Although, as of June 30, 2026, the measurement date, certain financial covenants were not met, and we are currently in discussions with relevant lenders regarding covenant non-compliance and potential waivers or other arrangements. In addition to ongoing discussions regarding new long-term financing facilities, management is evaluating alternatives to optimize the utilization of its fixed assets, pursue potential asset dispositions, and assessing equity financing opportunities. Concurrently, the Group has achieved meaningful progress in improving working capital efficiency and aligning its cost structure with current market conditions.

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

Statement of Cash Flows

The tables below illustrate our statement of cash flows for the years ended June 30, 2026, 2025 and 2024:

	Year Ended June 30,
	2026	2025	2024

	(in millions of US$)
Statement of cash flows
Net cash flows generated by operating activities	77.2	41.3	30.9
Net cash flows used in investing activities	(3.8)	(2.4)	(22.7)
Net cash flows (used in) generated by financing activities	(81.6)	(52.7)	(8.3)
Net decrease in cash and cash equivalents from continuing operations	(8.2)	(13.8)	(0.1)
Net (decrease) / increase in cash and cash equivalents from discontinued operations	(10.3)	6.9	3.0

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

Our financial statements for the year ended June 30, 2026, state the uncertainty surrounding our ability to secure additional financing contributes to material uncertainty that raises substantial doubt regarding our ability to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and our investors may suffer the loss of all or a part of their investment. See Note 2 to our audited consolidated financial statements included elsewhere in this report.

Net cash flows generated by operating activities (continuing operations)

Cash generated by operating activities for the year ended June 30, 2026 amounted to US$77.2 million. Net loss for the year of US$82.4 million, mainly adjusted for net financial results of US$52.1 million, income tax expense of US$7.0 million, depreciation and amortization of US$15.8 million, impairment of intangible assets and goodwill of US$15.6 million, impairment losses on receivables of US$13.3 million, provisions for contingencies and inventory obsolescence of US$7.9 million and other restructuring and transaction-related expenses of $6.2 million, resulted in net cash generated from operations before changes in working capital of US$35.2 million. The remaining US$41.9 million was generated from working capital movements, primarily driven by reductions in inventories and biological assets of US$27.4 million and trade receivables of US$51.1 million, partially offset by a decrease in trade and other payables of US$39.0 million.

As of June 30, 2026, days sales outstanding and days inventory outstanding decreased by 17% and 28%, respectively, compared to June 30, 2025. Days payables outstanding also decreased by 6% during the same period. These changes reflect an overall improvement in working capital efficiency.

Cash generated by operating activities for the year ended June 30, 2025 amounted to US$41.3 million. Net loss for the year of US$49.1 million, mainly adjusted for non-cash and other items, including net financial results of US$53.1 million, income tax expense of US$2.6 million, depreciation and amortization of US$15.2 million, share-based compensation expense of US$3.7 million, restructuring and transaction-related expenses of US$3.4 million, impairment allowances of US$8.6 million, and a gain on the sale of intangible assets of US$7.6 million, resulted in net cash generated from operating activities before changes in working capital of US$31.0 million. An additional US$10.3 million was generated from working capital movements, mainly reflecting reductions in inventories and biological assets of US$36.4 million and trade receivables of US$23.8 million, partially offset by decreases in trade and other payables of US$40.9 million and income tax payments of US$7.0 million.

As of June 30, 2025, days sales outstanding increased by 11%, while days inventory outstanding decreased by 5%, compared to June 30, 2024. Days payables outstanding also increased by 5% during the same period. These movements reflect longer collection and payment cycles and improved inventory turnover.

Cash generated by operating activities for the year ended June 30, 2024 amounted to US$30.9 million. Net income for the year of US$15.6 million, mainly adjusted net financial results of US$29.9 million, income tax expense of US$6.6 million, depreciation and amortization of US$11.8 million, share-based compensation expense of US$12.8 million, and other non-cash adjustments, resulted in cash generated from operating activities before changes in working capital of US$76.8 million. Working capital movements reduced operating cash flow by approximately US$45.8 million, mainly due to an increase in trade receivables of US$40.8 million other receivables of US$5.0 million and deferred revenue and advances from customers of US$21.1 million, partially offset by reductions in inventories and biological assets of US$15.0 million and income taxes of US$4.8 million. As a result, cash generated by operating activities totaled US$30.9 million for the year ended June 30, 2024.

Net cash flows used in investing activities (continuing operations)

Cash used in investing activities (continuing operations) for the year ended June 30, 2026 totaled US$3.8 million. The net cash outflow primarily reflected US$0.9 million of net investments in property, plant and equipment and US$2.6 million of purchases and capitalized development expenditures related to intangible assets and net investment of US$0.3 million of investment in financial assets.

Cash used in investing activities (continuing operations) for the year ended June 30, 2025 totaled US$2.4 million. The net cash outflow primarily reflected US$4.8 million of net investments in property, plant and equipment and US$5.7 million of purchases and capitalized development expenditures related to intangible assets. These outflows were partially offset by US$8.1 million of net proceeds from financial assets.

Cash used in investing activities (continuing operations) for the year ended June 30, 2024 totaled US$22.7 million. The net cash outflow primarily reflected US$8.2 million of net investments in property, plant and equipment and US$8.2 million of purchases and capitalized development expenditures related to intangible assets. These outflows were partially offset by US$6.4 million of net proceeds from financial assets.

Net cash flows used in financing activities (continuing operations)

Cash used in financing activities (continuing operations) for the year ended June 30, 2026 totaled US$81.6 million, primarily reflecting net repayments of borrowings and other financial payments of US$64.4 million, interest payments of US$13.4 million and lease liability payments of US$4.3 million. The significant use of cash in financing activities reflects the Company’s focus on reducing indebtedness and servicing its financial obligations, supported by the strong cash flows generated from operating activities during the period.

Cash used in financing activities (continuing operations) for the year ended June 30, 2025 totaled US$52.7 million, primarily reflecting net repayments of borrowings and other financial payments of US$28.1 million, interest payments of US$18.2 million and lease liability payments of US$5.4 million. The significant use of cash in financing activities reflects the Company’s focus on reducing indebtedness and servicing its financial obligations, supported by the strong cash flows generated from operating activities during the period.

Cash used in financing activities (continuing operations) for the year ended June 30, 2024 totaled US$8.3 million, primarily reflecting net proceeds of borrowings and financed payments of US$23.2, interest payments of US$24.6 million and lease liability payments of US$3.3. The financing cash outflow reflects a balanced level of borrowing and repayment activity during the year.

Indebtedness

As of June 30, 2026, our total outstanding borrowings, including interest accrued, were US$107.2 million, which consists of US$47.3 million of current borrowings, including US$46.2 million of the short-term portion of long-term loans, US$0.1 million in corporate bonds and US$1.0 million loans with related parties, US$60.0 million of non-current borrowing, which includes corporate bonds of US$38.4 million, borrowings of US$20.5 million and loans to with related parties of US$1.1 million.

Additionally, as of June 30, 2026, we had US$122.0 million from the Secured Notes classified as current. This classification reflects the acceleration of the Secured Notes and the noteholders’ enforcement actions following events of default under the Convertible Note Purchase Agreement and the Non-Convertible Note Purchase Agreement, which resulted in the outstanding amounts becoming immediately due and payable. See Note 7.13 to our audited consolidated financial statements included elsewhere in this annual report

As of June 30, 2026, our U.S. dollar-denominated indebtedness totaled US$210.6 million and carried a weighted average interest rate of 14.5%; only US$15.5 million bore a variable rate (term SOFR plus 5.15%). Our Brazilian real-denominated borrowings totaled US$18.6 million and bore a fixed weighted average interest rate of 19.3%. Our Argentine peso-denominated borrowings were not significant as of June 30, 2026.

As of June 30, 2026, US$107.2 million (or 47%) of our total outstanding borrowings were unsecured and US$122.0 million (or 53%) were secured.

Issuance of Notes

See “Item 10. Additional Information—C. Material Contracts— Issuance of Notes due 2026 and 2027.”

Public Corporate Bonds

In February 2026, Rizobacter Argentina S.A. refinanced US$3.8 million of outstanding Series VIII Class B corporate bonds, increasing the interest rate to 9.0%, extending the final maturity to 42 months from settlement and revising the amortization schedule.

Subsequently, in June 2026, the Series IX and Series X bonds were exchanged for approximately US$36.9 million of Series XI corporate bonds, bearing a fixed annual interest rate of 9.0% and maturing in September 2029 under a staggered amortization schedule.

Financing Agreement with Cooperatieve Rabobank U.A.

In the year ended June 30, 2026, Rizobacter Argentina S.A., together with Pro Farm Technologies Oy, entered into a US$20 million financing agreement with Coöperatieve Rabobank U.A., comprising a US$3 million tranche available to Pro Farm at Term SOFR + 6.15% and a US$17 million tranche available to Rizobacter Argentina S.A. at Term SOFR + 5.15%, with principal repayable in seven semi-annual installments through June 2029. Following the loss of control of Pro Farm, we ceased to comply with the change-of-control provisions under the agreement. Accordingly, considering our joint and several liability, the $12.4 million non-current portion of the approximately $15.3 million outstanding balance was reclassified as current as of June 30, 2026. In addition, the outstanding amount borrowed by Pro Farm could also become payable by us under the joint and several liability provisions.

Debt restructuring at Rizobacter

In the year ended June 30, 2026, Rizobacter Argentina S.A. completed the refinancing of substantially all of its bank borrowings, extending maturities through 2028 and, in certain cases, 2029. The refinanced facilities generally bear fixed annual interest rates of 9%, while certain Argentine peso-denominated borrowings bear interest at TAMAR plus 5%. As of June 30, 2026, we were not in compliance with certain financial covenants and, accordingly, approximately US$14.6 million of related borrowings were reclassified as current liabilities.

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

Our Executive Officers and Directors

Name	Age	Position	Initial Appointment
Federico Trucco, Ph.D.	49	Chief Executive Officer and Executive Director	February 27, 2019
Ezequiel Simmermacher	40	Chief Financial Officer	January 5, 2026
Yogesh Mago	45	Non-Executive Director	July 12, 2022
Antonio Simon Vumbaca	55	Non-Executive Director	November 5, 2025
Duraiswami (“D”) Narain	63	Non-Executive Director	December 29, 2025

Note:—

(1)	Pursuant to the First Amendment to the Convertible Note Purchase Agreement, we are obligated to nominate individuals designated by the noteholders, as reasonably acceptable to our members of the board of directors, for as long as the Convertible Notes remain outstanding. The Convertible Notes have since been accelerated and reduced to a judgment that is on appeal, as of the date of this annual report. Accordingly, the continued applicability of this provision is uncertain.

On August 20, 2025, Mr. Lopez Lecube renounced his appointment as our Chief Financial Officer, and Scott Crocco, a member of our board of directors, was nominated solely to assist in managing our finance departments on an interim basis. On August 31, 2025, Milen Marinov and Noah Kolatch resigned from our board of directors. On October 10, 2025, Scott Croco resigned from our board of directors. On January 5, 2026, Mr. Simmermacher was appointed as our Chief Financial Officer.

Biographical information for each member of our board of directors is set forth below.

Federico Trucco. Dr. Trucco has served as chief executive officer of Bioceres SA from June 2011 until 2019 and then of Bioceres Group Limited until June 2025, and as our chief executive officer since our listing in February 2019. He previously served in various positions at INDEAR including as general manager from 2009 to 2011, director of product development from 2008 to 2009 and research team leader of the Amaranth project from 2005 to 2009. Federico Trucco received a Ph.D. in crop sciences and a CBA from the University of Illinois, a Master of Science degree in plant pathology and weed science from the Colorado State University and a bachelor’s degree in biochemistry from the Louisiana State University. In 2018, Dr. Trucco was recognized with the Konex Award for business innovation for 2008-18, one of Argentina’s most prestigious leadership prizes. He was also recognized with the EY Entrepreneur of the Year Award for Argentina in 2019. Dr. Trucco was President of the Argentine Chamber of Biotechnology from 2020 to 2024. Dr. Trucco has held or continues to hold board positions in multiple affiliated entities of Bioceres Crop Solutions Corp and Bioceres Group Ltd.

Ezequiel Simmermacher. Mr. Simmermacher has served as director of operational excellence & business development for South America at CHS Inc. since 2024. In this role, he oversaw the design and execution of strategic growth initiatives for South America. Mr. Simmermacher previously served as regional finance director for South America at CHS Inc. from 2022 to 2024 and as chief financial officer for the Southern cone region (comprising Argentina, Paraguay and Uruguay) from 2016 to 2022 and other finance roles at CHS Inc. since 2012. Prior to joining CHS Inc., Mr. Simmermacher worked at Monsanto and other agribusiness companies in Argentina. Mr. Simmermacher also served since 2020 as a director of Sitio 0 de Quequen S.A. Mr. Simmermacher received an Executive MBA from IAE Business School and a degree in Industrial Engineering from Instituto Tecnológico de Buenos Aires.

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

Duraiswami (“D”) Narain. Mr. Narain has served as a non-executive director of RiceTec, Inc. since 2025 and as an independent non-executive director of Medi Assist Healthcare Services Ltd. since 2024. Mr. Narain is also a founding partner of AgVaya, an organisation that collaborates with agri businesses, food companies and developmental organizations to create sustainable opportunities and drive growth in smallholder agricultural markets. Mr. Narain served as vice chairman, managing director and chief executive officer of Bayer CropScience Limited from December 2018 to October 2023, and concurrently as president at Bayer South Asia and global head of smallholder farming at Bayer. He previously served as vice president and treasurer of Monsanto Company from November 2015 to October 2018, and held various senior finance and commercial roles at Monsanto from 1998, including chief executive officer of Monsanto’s India region. Mr. Narain received an MBA from the Kellogg School of Management at Northwestern University, is a chartered accountant from the Institute of Chartered Accountants of India, and holds a Bachelor of Commerce degree from the University of Madras.

B.Compensation

Remuneration of Directors and Senior Management

The aggregate compensation, including benefits in kind, accrued or paid to our senior management with respect to the year ended June 30, 2026, for services in all capacities was US$1.0 million. In addition, in the year ended June 30, 2026, the accrual expense related to share-based incentives to our directors and senior management amounted to US$0.2 million of our ordinary shares.

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

Amount set aside for pension, retirement or similar benefits

The total amounts set aside or accrued by us to provide pension, retirement or similar benefits was US$0.1 million for the fiscal year ended June 30, 2026.

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

C.Board Practices

Our articles of association (the “Articles”) provide that the board of directors must be comprised of at least one member. As of June 30, 2026, our board consisted of four directors. Each of our directors will have a term that expires at our annual general meeting, or until their respective successors are duly appointed and qualified, or until their earlier resignation, removal or death. None of our directors have service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

At our annual general meeting held on January 30, 2026, four directors were appointed to serve on our board of directors through our annual general meeting to be held in 2027: (i) Federico Trucco, (ii) Duraiswami Narain, (iii) Antonio Simon Vumbaca and (iv) Yogesh Mago. In addition, our consolidated financial statements for the year ended June 30, 2025 were approved and Price Waterhouse & Co. S.R.L. (“PwC”) was reappointed as our independent registered public accounting firm.

As of June 30, 2026, our board of directors was composed of Federico Trucco, Yogesh Mago, Antonio Simon Vumbaca and Duraiswami (“D”) Narain. There have been no changes to the composition of our board of directors since June 30, 2026.

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

Audit Committee

As of June 30, 2026, our audit committee consisted of Yogesh Mago, Duraiswami Narain and Antonio Simon Vumbaca, with Duraiswami Narain serving as the chair of the audit committee. There have been no changes to the composition of our audit committee since June 30, 2026.

Each of Yogesh Mago, Duraiswami Narain and Antonio Simon Vumbaca meets the applicable audit committee independence standards. Duraiswami Narain qualifies as an “audit committee financial expert,” as such term is defined in applicable SEC rules.

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

Compensation Committee

As of June 30, 2026, our compensation committee consisted of Antonio Simon Vumbaca, Duraiswami Narain and Yogesh Mago, with Antonio Simon Vumbaca serving as the chair of the compensation committee. There have been no changes to the composition of our compensation committee since June 30, 2026.

On September 30, 2025, and October 10, 2025, Noah Kolatch and Scott Croco, respectively, resigned as members of our board of directors. On November 5, 2025, Antonio Simon Vumbaca was nominated as a new member of our board of directors. As of the date of this annual report, our compensation committee is composed by Duraiswami Narain, Yogesh Mago and Antonio Simon Vumbaca, with Antonio Simon Vumbaca serving as the chair of the compensation committee.

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

Nominating and Governance Committee

As of June 30, 2026, our nominating and governance committee consisted of Duraiswami Narain, Yogesh Mago and Antonio Simon Vumbaca, with Yogesh Mago serving as the chair of the nominating and governance committee. There have been no changes to the composition of our nominating and governance committee since June 30, 2026.

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

Nasdaq Corporate Governance Exemptions

As a foreign private issuer incorporated in the Cayman Islands with our principal listing on the Nasdaq Capital Market, we follow the laws of the Cayman Islands, our “home country” for corporate governance practices, in lieu of the provisions of the Nasdaq Stock Market’s Marketplace Rule 5600 series that apply to the constitution of a quorum for any meeting of shareholders, the composition and independence requirements of the board of directors, the Nominations Committee and the Compensation Committee and the requirement to have regularly scheduled meetings at which only independent directors are present. The Nasdaq Stock Market’s rules also provide for the involvement of independent directors in the selection of director nominees. However, we rely on our home country practices, in lieu of these requirements, which do not require us to have a majority of our board of directors to be independent, permit our nominating and governance committee to be comprised of shareholder representatives and do not require us to hold regular executive sessions in which only independent directors shall be present. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Nominating and Governance Committee.”

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

D.Employees

The table below shows our employees from continuing operations by role and location, as of the dates indicated, and does not include employees of our research collaborators or joint venture partners.

	As of June 30,
	2026	2025	2024
Management, administrative and manufacturing	395	399	493
Sales	148	201	268
Argentina	81	123	178
Brazil	44	46	54
Rest of Latin America	19	21	24
North America, Europe and Asia	4	11	12
Research and development services	19	20	58
Total employees (continuing operations)	562	620	819

Our management and administrative employees, as well as our research and development services employees are located mainly in Argentina.

E.Share Ownership

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of October 31, 2026, by our directors and senior management. For the purposes of this table, a person is deemed to have “beneficial ownership” of any ordinary shares on a given date in which the person has the right to acquire within the 60 days after such date. For the purpose of computing the percentage of outstanding ordinary shares held by each person, or group of persons, named below on a given date, any security which such person or persons have the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. They have the same voting rights as all other holders of ordinary shares.

Beneficial owners	Number of shares	% owned(1)
Federico Trucco	356,000	*
Ezequiel Simmermacher	—	—
Duraiswami Narain	—	—
Yogesh Mago	55,399	*
Antonio Simon Vumbaca	—	—

Notes:—

*Less than 1%.

(1)	Percentages calculated based on 63,815,891 ordinary shares outstanding as of June 30, 2026.

For more information on our ordinary shares and share options owned by individual Directors and by individual members of our Executive Committee see “Item 6. Directors, Senior Management and Employees—B. Compensation—Equity Compensation Plans.”

F.Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The table below sets forth information regarding the beneficial ownership of our ordinary shares as of October 31, 2026, by our major shareholders. For the purposes of this table, a person is deemed to have “beneficial ownership” of any ordinary shares on a given date in which the person has the right to acquire within the 60 days after such date. For the purpose of computing the percentage of outstanding ordinary shares held by each person, or group of persons, named below on a given date, any security which such person or persons have the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, the holders listed below have sole voting and investment power with respect to all ordinary shares beneficially owned by them. They have the same voting rights as all other holders of ordinary shares.

Beneficial owners	Number of shares	% owned(1)
5% Shareholders
Jasper Lake Ventures One LLC(2)(5)	8,710,707	13.6%
Bioceres LLC(3)(5)	6,221,079	9.8%
Ospraie Management LLC(4)(5)	6,233,590	9.8%
Solel Partners LP(5)	4,579,364	7.2%
Agriculture Investment Group Corp.(5)(6)	3,722,732	5.8%

Notes:—

(1)	Percentages calculated based on 63,815,891 ordinary shares outstanding as of June 30, 2026.

(2)

Represents (i) 397,000 ordinary shares held by Jasper Lake Ventures One LLC, a limited liability company formed under the laws of Delaware, with its registered office at 930 Sylvan Avenue, Suite 140, Englewood Cliffs, NJ, and (ii) 8,313,707 ordinary shares issuable upon the conversion of the Notes pursuant to the First Amendment to the Convertible Note Purchase Agreement, dated June 18, 2025, by and among Bioceres Crop Solutions Corp., Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp, Liminality Partners LP, the Holders from time to time party thereto and Wilmington Savings Fund Society, FSB, as collateral agent. The number of ordinary shares issuable upon conversion of the Notes increases as PIK interest accrues and is compounded thereon. Noah Kolatch, a principal of Jasper Lake Ventures One LLC, may be deemed to share voting and investment power over these ordinary shares and disclaims beneficial ownership thereof except for purposes of the Exchange Act.

(3)

Bioceres LLC is a limited liability company formed under the laws of Delaware, with its registered office at 1209 Orange Street, Wilmington, Delaware 19801-1120, County of New Castle. Bioceres LLC directly holds 3,145,000 ordinary shares and shares voting power over an additional 3,076,079 ordinary shares pursuant to the Rizobacter Shareholders’ Agreement, dated March 5, 2019, among Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp. Bioceres Group Limited was previously deemed to beneficially own these shares through its ownership and control of Bioceres S.A., the sole owner of Bioceres LLC. As disclosed in Moolec Science SA’s Forms 6-K filed with the SEC on January 22, 2026, January 23, 2026 and May 13, 2026, following the commencement of bankruptcy proceedings by Bioceres S.A. on December 26, 2025, Bioceres Group Limited lost control over Bioceres S.A. and Bioceres LLC, which were consequently deconsolidated. Accordingly, the shares beneficially owned by Bioceres LLC are no longer attributed to Bioceres Group Limited.

(4)	Represents ordinary shares reported jointly by Ospraie Ag Science LLC, Ospraie Management, LLC, Ospraie Holding I, LP, Ospraie Management, Inc., OAS MM, LLC and Dwight Anderson.
(5)

Beneficial ownership information is based on publicly available information, including, where applicable, the most recent Schedules 13D, 13D/A, 13G or 13G/A and other reports filed with or furnished to the SEC. Such information may not reflect subsequent changes in beneficial ownership that have not been publicly reported.

(6)

Agriculture Investment Group Corp. may be deemed to be the beneficial owner of ordinary shares held by Granosur Holding Limited, a company incorporated under the laws of the British Virgin Islands, with its registered office at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, VG1110, which is a wholly-owned subsidiary of Agriculture Investment Group Corp. Granosur Holding Limited holds 3,722,732 ordinary shares directly.

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

We were informed of the following significant changes in the percentage ownership held by our major shareholders during the past three years:

●	On July 7, 2026, Agriculture Investment Group Corp. and Granosur Holding Limited, an affiliate of Agriculture Investment Group Corp., filed a Schedule 13D/A (Amendment No. 7). Agriculture Investment Group Corp. and Granosur Holding Limited reported beneficial ownership of an aggregate of 3,722,732 ordinary shares, representing 5.83% of our share capital.
●	On June 1, 2026, Agriculture Investment Group Corp. and Granosur Holding Limited filed a Schedule 13D/A (Amendment No. 6). Agriculture Investment Group Corp. and Granosur Holding Limited reported beneficial ownership of an aggregate of 4,399,443 ordinary shares, representing 6.89% of our share capital.
●	On April 28, 2026, Agriculture Investment Group Corp. and Granosur Holding Limited filed a Schedule 13D/A (Amendment No. 5). Agriculture Investment Group Corp. and Granosur Holding Limited reported beneficial ownership of an aggregate of 5,072,705 ordinary shares, representing 7.95% of our share capital.

●	On March 24, 2026, Agriculture Investment Group Corp. and Granosur Holding Limited filed a Schedule 13D/A (Amendment No. 4). Agriculture Investment Group Corp. and Granosur Holding Limited reported beneficial ownership of an aggregate of 5,776,807 ordinary shares, representing 9.05% of our share capital.
●	On March 13, 2026, Agriculture Investment Group Corp. and Granosur Holding Limited filed a Schedule 13D/A (Amendment No. 3). Agriculture Investment Group Corp. and Granosur Holding Limited reported beneficial ownership of an aggregate of 6,877,973 ordinary shares, representing 10.8% of our share capital.
●	On February 12, 2026, Draco I Latam SPC Ltd, Draco Capital Investment Management Company Ltd and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G/A. Each of the reporting persons reported beneficial ownership of zero ordinary shares, representing 0.0% of our share capital, and ceased to be the beneficial owner of more than 5% of our ordinary shares.
●	On February 5, 2026, Agriculture Investment Group Corp. and Granosur Holding Limited filed a Schedule 13D/A (Amendment No. 2). Agriculture Investment Group Corp. and Granosur Holding Limited reported beneficial ownership of an aggregate of 9,113,170 ordinary shares, representing 14.36% of our share capital.
●	On January 21, 2026, Fourth Sail Capital LP, Ariel Merenstein, Fourth Sail Discovery LLC, Fourth Sail Long Short LLC, Fourth Sail Capital US LP and Tordesilhas Capital Gestora De Recursos Ltda. filed a Schedule 13G/A. Fourth Sail Capital LP, Ariel Merenstein, Fourth Sail Capital US LP and Tordesilhas Capital Gestora De Recursos Ltda. reported beneficial ownership of 4,331,096 ordinary shares, representing 6.82% of our share capital. Fourth Sail Long Short LLC reported beneficial ownership of 3,841,473 ordinary shares, representing 6.05% of our share capital. Fourth Sail Discovery LLC reported beneficial ownership of 489,623 ordinary shares, representing 0.77% of our share capital.
●	On January 21, 2026, Jasper Lake Ventures One LLC and Noah Kolatch, a principal of Jasper Lake Ventures One LLC, filed a Schedule 13D/A (Amendment No. 3). Each reported beneficial ownership of 8,710,707 ordinary shares, representing 12.13% of our share capital.
●	On November 13, 2025, Draco I Latam SPC Ltd, Draco Capital Investment Management Company Ltd and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G/A. Each of the reporting persons reported beneficial ownership of 4,906,000 ordinary shares, representing 7.8% of our share capital.
●	On November 12, 2025, BAF Latam Credit Fund B.V. filed a Schedule 13G/A. BAF Latam Credit Fund B.V. reported beneficial ownership of zero ordinary shares, representing 0.0% of our share capital, and ceased to be the beneficial owner of more than 5% of our ordinary shares.
●	On November 12, 2025, Jasper Lake Ventures One LLC and Noah Kolatch, a principal of Jasper Lake Ventures One LLC, filed a Schedule 13D/A (Amendment No. 2). Each reported beneficial ownership of 8,487,972 ordinary shares, representing 11.9% of our share capital.
●	On October 29, 2025, Agriculture Investment Group Corp. and Granosur Holding Limited, an affiliate of Agriculture Investment Group Corp., filed a Schedule 13D/A. Agriculture Investment Group Corp. and Granosur Holding Limited reported beneficial ownership of an aggregate of 10,694,669 ordinary shares, representing 17.05% of our share capital.
●	On October 29, 2025, Agriculture Investment Group Corp. filed a Schedule 13G. Agriculture Investment Group Corp. reported beneficial ownership of an aggregate of 3,430,653 ordinary shares, representing 5.47% of our share capital.
●	On October 28, 2025, Bioceres Group Limited and Bioceres LLC, an affiliate of Bioceres Group Limited, filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 6,265,240 ordinary shares, representing 10% of our share capital. Bioceres LLC reported beneficial ownership of 6,221,079 ordinary shares, representing 9.9% of our share capital. Bioceres Group Limited and Bioceres LLC reported beneficial ownership of an aggregate of 6,265,240 ordinary shares, representing 10% of our share capital.
●	On October 1, 2025, Jasper Lake Ventures One LLC, and Noah Kolatch, director and principal of Jasper Lake Ventures One LLC, filed a Schedule 13D/A. Jasper Lake Ventures One LLC reported beneficial ownership of 7,482,961 ordinary shares, representing 10.7% of our share capital.

●	On September 18, 2025, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 12,508,975 ordinary shares, representing 19.9% of our share capital. Bioceres LLC reported a holding or having the right to receive an aggregate of 12,438,190 ordinary shares, representing 19.8% of our share capital. THEO I SCSp ceased to be a reporting person under the Schedule 13D/A.
●	On August 13, 2025, BAF Latam Credit Fund B.V. filed a Schedule 13G, reporting beneficial ownership of 3,461,430 ordinary shares, representing 5.5% of our share capital.
●	On August 8, 2025, Jasper Lake Ventures One LLC, and Noah Kolatch, director and principal of Jasper Lake Ventures One LLC, filed a Schedule 13D. Jasper Lake Ventures One LLC reported beneficial ownership of 7,382,919 ordinary shares, representing 10.6% of our share capital. Noah Kolatch reported beneficial ownership of 7,382,919 ordinary shares, representing 10.6% of our share capital.
●	On August 7, 2025, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 15,497,402 ordinary shares, representing 24.7% of our share capital. Bioceres LLC reported a holding or having the right to receive an aggregate of 14,989,117 ordinary shares, representing 23.8% of our share capital. THEO I SCSp reported beneficial ownership of 437,500 ordinary shares, representing 0.7% of our share capital.
●	On August 4, 2025, Draco I Latam SPC Ltd, Draco Capital Investment Management Company Ltd and Draco I Event Opportunity Segregated Portfolio filed a Schedule 13G. Draco I Latam SPC Ltd, Draco Capital Investment Management Company Ltd and Draco I Event Opportunity Segregated Portfolio reported beneficial ownership of 6,125,000 ordinary shares, representing 9.7% of our share capital.
●	On July 9, 2025, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 21,637,402 ordinary shares, representing 34.4% of our share capital. Bioceres LLC reported beneficial ownership of 18,066,617 ordinary shares, representing 28.7% of our share capital. THEO I SCSp reported beneficial ownership of 3,500,000 ordinary shares, representing 5.6% of our share capital.
●	On June 10, 2025, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 25,115,102 ordinary shares, representing 40.0% of our share capital. Bioceres LLC reported beneficial ownership of 18,468,238 ordinary shares, representing 29.4% of our share capital. THEO I SCSp reported beneficial ownership of 3,500,000 ordinary shares, representing 5.6% of our share capital.
●	On May 9, 2025, Fourth Sail Capital LP, Ariel Merenstein, Fourth Sail Discovery LLC, Fourth Sail Long Short LLC, Fourth Sail Capital US LP and Tordesilhas Capital Gestora De Recursos Ltda. filed a Schedule 13G. Fourth Sail Capital LP, Ariel Merenstein, Fourth Sail Capital US LP and Tordesilhas Capital Gestora De Recursos Ltda. reported beneficial ownership of 4,627,669 ordinary shares, representing 7.4% of our share capital. Fourth Sail Long Short LLC reported beneficial ownership of 3,522,713 ordinary shares, representing 5.6% of our share capital. Fourth Sail Discovery LLC reported beneficial ownership of 1,104,956 ordinary shares, representing 1.8% of our share capital.
●	On March 28, 2025, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 27,687,118 ordinary shares, representing 44.1% of our share capital. Bioceres LLC reported beneficial ownership of 21,040,254 ordinary shares, representing 33.5% of our share capital. THEO I SCSp reported beneficial ownership of 3,500,000 ordinary shares, representing 5.6% of our share capital.
●	On February 10, 2025, Fourth Sail Capital LP, Ariel Merenstein, Fourth Sail Discovery LLC, Fourth Sail Long Short LLC, Fourth Sail Capital US LP and Tordesilhas Capital Gestora De Recursos Ltda. filed a Schedule 13G. Fourth Sail Capital LP, Ariel Merenstein, Fourth Sail Capital US LP and Tordesilhas Capital Gestora De Recursos Ltda. reported beneficial ownership of 3,698,961 ordinary shares, representing 5.9% of our share capital. Fourth Sail Long Short LLC reported beneficial ownership of 2,750,182 ordinary shares, representing 4.4% of our share capital. Fourth Sail Discovery LLC reported beneficial ownership of 948,779 ordinary shares, representing 1.5% of our share capital.

●	On January 6, 2025, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 28,514,006 ordinary shares, representing 45.4% of our share capital. Bioceres LLC reported beneficial ownership of 18,443,191 ordinary shares, representing 29.3% of our share capital. THEO I SCSp reported beneficial ownership of 3,500,000 ordinary shares, representing 5.6% of our share capital.
●	On September 20, 2024, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 29,589,787 ordinary shares, representing 47.1% of our share capital. Bioceres LLC reported beneficial ownership of 18,588,021 ordinary shares, representing 29.6% of our share capital. THEO I SCSp reported beneficial ownership of 4,076,898 ordinary shares, representing 6.5% of our share capital.
●	On March 25, 2024, Bioceres Group Limited, Bioceres LLC, an affiliate of Bioceres Group Limited, and THEO I SCSp filed a Schedule 13D/A. Bioceres Group Limited reported beneficial ownership of 30,830,632 ordinary shares, representing 49.1% of our share capital. Bioceres LLC reported beneficial ownership of 23,903,241 ordinary shares, representing 38.1% of our share capital. THEO I SCSp reported beneficial ownership of 5,000,000 ordinary shares, representing 8.0% of our share capital.
●	On February 14, 2024, Solel Partners LP filed a Schedule 13G/A reporting beneficial ownership of 4,579,364 ordinary shares, representing 7.3% of our share capital.
●	On January 25, 2023, Ardsley Advisory Partners LP, Ardsley Advisory Partners GP LLC, Ardsley Partners I GP LLC, Philip J. Hempleman and Ardsley Partners Renewable Energy Fund, L.P. filed a Schedule 13G. Ardsley Advisory Partners LP, Ardsley Advisory Partners GP LLC, Ardsley Partners I GP LLC and Philip J. Hempleman reported beneficial ownership of 1,854,000 ordinary shares, representing 3.0% of our share capital. Ardsley Partners Renewable Energy Fund, L.P. reported beneficial ownership of 1,845,000, representing 2.9% of our share capital.

Difference in Voting Rights

All of our ordinary shares have the same voting rights and none of our major shareholders has different voting rights.

Securities Held in the Host Country

As of June 30, 2026, we had 63,815,891 ordinary shares issued and outstanding, of which 21.3 million ordinary shares were held by our 146 registered shareholders in the United States.

Arrangements for Change in Control

We are not aware of any arrangements that may, when in force, result in a change in control.

B.Related Party Transactions

Relationship with Bioceres Group Limited

Bioceres Group Limited was previously our parent entity and ceased to hold that status during the fiscal year ended June 30, 2025.

On October 28, 2025, Bioceres Group Limited and Bioceres LLC reported a reduction in their beneficial ownership of our shares as a result of settling financial obligations through the transfer of shares in private transactions. At that time, Bioceres Group Limited reported beneficial ownership of 6,265,240 ordinary shares, representing approximately 10% of our outstanding ordinary shares, comprising 44,161 shares held directly, 3,145,000 shares held by Bioceres LLC, then an indirectly controlled subsidiary, and shared voting power over an additional 3,076,079 shares pursuant to the Rizobacter Shareholders’ Agreement.

On December 26, 2025, Bioceres S.A., the sole owner of Bioceres LLC, filed for bankruptcy. As disclosed in Moolec’s subsequent filings, the commencement of these proceedings resulted in the transfer of decision-making authority and the loss of control over Bioceres S.A. and Bioceres LLC, which were consequently deconsolidated. Accordingly, the shares held by Bioceres LLC and the shares subject to shared voting power under the Rizobacter Shareholders’ Agreement are no longer attributed to Bioceres Group Limited for purposes of the beneficial ownership presented herein.

As of the date of this report, Bioceres LLC owns approximately 5% of our ordinary shares. Pursuant to the Rizobacter Shareholders’ Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, Maria Marta Mac Mullen and International Property Services Corp., the other parties thereto have agreed to vote an aggregate of 3,076,079 ordinary shares, representing approximately 5% of our outstanding ordinary shares, in agreement with Bioceres LLC.

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

Note Purchase Agreement and Commercial Agreements with Moolec Science SA

In June 2024, we supplied Moolec Science SA (“Moolec”), one of our then affiliates, with soybeans produced under the Generation HB4 soybean program with a value equivalent to US$6.6 million, pursuant to a binding memorandum of understanding dated October 15, 2023. In September 2024, we subsequently entered into a Generation HB4 Soy Supply Agreement (the “Generation HB4 Soy Supply Agreement”) and a note purchase agreement with Moolec, and Moolec issued convertibles notes to us in an aggregate principal amount of US$6.6 million (the “Moolec Convertible Notes”). Further, Moolec has the option to request additional deliveries of soybeans produced under the Generation HB4 soybean program with a value equivalent to US$9 million and Moolec will issue additional notes in connection with this option. Soybean delivered pursuant to the Generation HB4 Soy Supply Agreement is priced at the VWAP of the Chicago Board of Trade price for soybeans on the date that delivery is made to Moolec, plus a 20% premium.

The Moolec Convertible Notes mature 36 months after and include a “payment-in-kind” feature. If the trading price of Moolec’s ordinary shares exceeds the strike price of US$900.00 per ordinary share (equivalent to the original strike price of US$6.00 per ordinary share, adjusted to reflect Moolec’s 1-for-10 reverse stock split effective May 14, 2025 and 1-for-15 reverse stock split effective January 5, 2026) for 10 trading days, we have the option to exercise the early conversion option pursuant to which the principal amount outstanding under the Moolec Convertible Notes may be converted into ordinary shares of Moolec at the strike price. At maturity, Moolec has the option to convert the principal amount outstanding under the Moolec Convertible Notes into ordinary shares. In connection with our early conversion option and Moolec’s optional conversion at maturity, Moolec may deliver ordinary shares, cash, or a combination of cash and ordinary shares.

On December 30, 2024, we entered into a soy supply agreement with Moolec, pursuant to which we agreed to sell, and Moolec agreed to purchase, 4,000 tons of non-identity preserved soybeans for an aggregate consideration of approximately US$1.6 million. The 4,000 tons were delivered prior to the effective date of the agreement. The agreement provides that such consideration is to be incorporated into the Note Purchase Agreement or, if such incorporation cannot be achieved for justifiable reasons, paid in cash on the expiration date of the Note Purchase Agreement in accordance with its terms and conditions. As of the date of this annual report, such amount has not been incorporated into the Moolec Convertible Notes.

Further, we entered into an exclusive technology access license agreement with Moolec, effective as of June 29, 2024, pursuant to which we granted Moolec an exclusive, non-transferable right to use certain HB4 technology for research and discovery purposes. The agreement provided for a one-time fee of US$1.0 million, to be incorporated as a contribution amount under the Note Purchase Agreement. On September 5, 2025, Moolec notified us of its early termination of such license agreement and, as a result, the contribution amount to be incorporated into the Note Purchase Agreement was reduced to US$0.2 million. As of the date of this annual report, such amount has not been incorporated into the Moolec Convertible Notes.

On October 20, 2026, Moolec held an extraordinary general meeting, at which its shareholders approved, among other matters, the voluntary winding-up of Moolec and the appointment of joint voluntary liquidators. As of June 30, 2026, we had recognized an expected credit loss in our financial statements in respect of the outstanding amounts due from Moolec, and we will continue to assess the recoverability of such amounts in light of developments in the proposed winding-up process.

Loan Agreement with Trigall Genetics S.A.

BCS Holding Inc. maintains a loan facility with Trigall Genetics S.A. to fund its working capital requirements and certain capital expenditures in accordance with its strategic plan. Under the facility, BCS Holding Inc. has committed to provide up to US$10.0 million. Drawdowns under the facility are interest-free.

Loan Agreement with Natal Agro S.R.L.

In 2024, Rizobacter Argentina S.A. entered into a revolving credit facility with Natal Agro S.R.L. for an aggregate amount of up to US$3.0 million. In June 2025, the availability period under the facility was extended through June 30, 2026 and the applicable interest rate for the extended period was set at 15% per annum. In 2026, Rizobacter Argentina S.A and Natal Agro S.R.L. entered into a debt acknowledgment and refinancing agreement pursuant to which Natal Agro S.R.L. acknowledged outstanding principal and accrued interest due to Rizobacter Argentina S.A in an aggregate amount of approximately US$2.9 million. The refinanced amount bears interest at a rate of 10% per annum and is repayable in installments through June 2028. The obligations under the refinancing agreement are also supported by personal guarantees from certain shareholders of Natal Agro S.R.L.

Storage Agreement

Synertech Industrias S.A. entered into a deposit and storage services agreement with Rizobacter (the “Deposit Agreement”), pursuant to which Rizobacter stores certain Synertech products on July 1, 2026.

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

Moolec Science Ltd.

License agreement dated March 15, 2021, between Bioceres Crop Solutions Corp. and Moolec Science Ltd. (the “Moolec License Agreement”), pursuant to which we granted Moolec Science Ltd. and its affiliates an exclusive, worldwide sublicense, with the right to sublicense, to certain technology relating to gamma-linolenic acid (“GLA”) and arachidonic acid (“ARA”) in safflower for research, development and commercial use, subject to certain third-party rights and restrictions.

Term. The Moolec License Agreement will remain in full force and effect unless terminated in accordance with its terms.

Service Agreements to Joint Ventures

Trigall Genetics S.A., FD Admiral SAS, BCS Holding Inc. and INDEAR

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

Synertech Industrias S.A. and Rizobacter

Services Agreements

On March 1, 2026, Synertech Industrias S.A. (“Synertech”) and Rizobacter mutually terminated their Global Services Agreement dated June 30, 2016. On the same date, Synertech and Rizobacter entered into a human resources services agreement and an IT services agreement, each of which has a three-year term from its date of effectiveness that may be extended by mutual agreement.

Exclusive Distribution Agreement

On January 1, 2026, Synertech and Rizobacter entered into an exclusive distribution agreement pursuant to which Rizobacter was granted exclusive distribution rights for microbeaded fertilizers manufactured by Synertech in certain countries across the Americas and Europe. The agreement has an initial five-year term and automatically renews for successive three-year periods unless either party provides at least 12 months’ prior notice of non-renewal.

Other Related Party Transactions

The following are certain other transactions with our directors, executive officers and shareholders.

Collaboration Agreement by and between Rizobacter and Espartina S.A. controlled by Marcelo Carrique, President of Rizobacter

Espartina S.A. and Rizobacter entered into a collaboration agreement (the “Collaboration Agreement”), pursuant to which Espartina S.A. performs services related to planting and harvesting of multiple crops for the 2025-2026, 2024-2025, 2023-2024, 2022-2023 and 2021-2022 seasons and Rizobacter or its affiliates provide agricultural supplies on arms’ length terms, that is, at the price offered to third parties under the same conditions. The parties to the Collaboration Agreement will distribute the profits according to their contributions. Mr. Carrique served as president of Rizobacter through October 2024, and was a member of the Board of Directors of Rizobacter until October 2025.

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

Legal Proceedings

From time to time, we may become party to litigation or other legal proceedings arising in the ordinary course of our business. Except for the litigation with the holders of our Secured Notes described below, which is not within the ordinary course of our business and could have a material adverse effect on our business, prospects, financial condition or results of operations, we are not currently involved in any legal proceedings that could reasonably be expected to have such an effect. As of the date of this report, we do not face any claims of possible intellectual property infringement. We may become involved in material legal proceedings in the future.

Noteholder litigation in connection with the Secured Notes

On November 10, 2025, we received a declaration of acceleration from the holders of the Secured Notes, alleging defaults under the Convertible Note Purchase Agreement and the Non-Convertible Note Purchase Agreement. On November 11, 2025, the holders commenced a lawsuit against us and certain of our subsidiaries and affiliates that guaranteed such notes in the Supreme Court of the State of New York, County of New York, captioned Jasper Lake Ventures One LLC, et al. v. Bioceres Crop Solutions Corp., et al. (Index No. 659704/2025), seeking full repayment of the amounts allegedly due under the Secured Notes. We have disputed the alleged defaults and the validity of the acceleration.

On December 18, 2025, the Court granted the holders of Secured Notes a preliminary injunction prohibiting the transfer or encumbrance of the relevant collateral. On January 20, 2026, the Pro Farm Foreclosure auction was held at which the collateral pledged by Pro Farm Group, Inc. and Pro Farm Michigan Manufacturing, LLC was sold. An affiliate of the noteholders, PFG Holdings Corp., was the only bidder and submitted the winning credit bid of $15 million.

On June 16, 2026, the Court granted the holders’ partial summary judgment on liability, finding that multiple events of default had occurred under the Convertible Note Purchase Agreement and the Non-Convertible Note Purchase Agreement and Secured Notes, and that both us and our relevant guarantors are jointly and severally liable. On September 18, 2026, the Court granted the holders’ motion for summary judgment as to damages, and on September 23, 2026, the Court entered an order awarding the holders a judgment in the amount of approximately $110.1 million, plus per diem and statutory interest, and attorneys’ fees and costs totaling $1.4 million. On October 2, 2026, the Clerk entered the corresponding judgment. The judgment and the orders granting judgment in favor of the holders are currently on appeal in the New York Appellate Division, First Department.

As of the date of this report, this dispute has resulted in two additional actions currently pending in the Supreme Court of the State of New York, County of New York, captioned Bioceres Crop Solutions Corp. v. PFG Holding Corp. (Index No. 652841/2026) and Bioceres Crop Solutions Corp. v. Jasper Lake Ventures One LLC, et al. (Index No. 654087/2026). These actions relate to our continued dispute as to the alleged defaults, the validity of the acceleration, and the commercial reasonableness of the Pro Farm Foreclosure process. We have reserved all rights and remedies in this respect. Please see Note 6 to our audited consolidated financial statements included elsewhere in this annual report, “Item 4. Information on the Company—A. History and Development of the Company—Significant Transactions—Pro Farm Foreclosure” and “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Strategy—The ongoing litigation with the holders of our Secured Notes could materially adversely affect our business, financial condition and results of operations.”

An injunction in connection with the Rizobacter Acquisition may require us to surrender part of our interest in Rizobacter

Concurrently with the closing of business combination, the Rizobacter Call Option was exercised and we acquired 80% of Rizobacter’s capital stock, which we hold through our subsidiary RASA Holding. An injunction currently affects shares representing 44% of Rizobacter’s total share capital, including shares held by RASA Holding representing approximately 29% of Rizobacter’s total share capital. The injunction requires that 30% of the dividends distributed on such shares be paid into a judicially created escrow account. Although the Argentine Supreme Court ruled against certain of the litigating historical shareholders, such shareholders subsequently pursued other legal recourse — including the injunction and non-innovative measure (medida de no innovar) — to further dispute the original transfer of shares. The non-innovative measure was overturned by an Argentine court of appeals on April 17, 2018.

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

B.Significant Changes

Subsequent to June 30, 2026, there have been no other situations or circumstances that may require significant adjustments or further disclosure that were not mentioned above or in our consolidated financial statements included elsewhere in this report.

ITEM 9.THE OFFER AND LISTING

A.Offer and Listing Details

Not applicable.

B.Plan of Distribution

Not applicable.

C.Markets

The Nasdaq Capital Market.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.Share Capital

As of June 30, 2026, we had (i) 100,000,000 ordinary shares of a US$0.0001 par value authorized, (ii) 63,815,891 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares of a US$0.0001 par value authorized, (iv) no preference shares issued and outstanding, (v) 3,389,224 ordinary shares reserved for our equity compensation plans. Of the total issued shares, as of June 30, 2026, we held 539,160 ordinary shares as treasury shares pursuant to our share repurchase program.

Holders of ordinary shares are entitled to one vote for each ordinary share.

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

Appointment of Directors

Our board consists of four directors. Each of our directors will have a term that expires at our annual general meeting in 2027, or until their respective successors are duly appointed and qualified, or until their earlier resignation, removal or death. There will be no cumulative voting with respect to the appointment of directors, with the result that directors will be appointed by an ordinary resolution, being a majority of the votes cast at our annual general meeting.

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

On January 20, 2026, the Pro Farm Foreclosure auction was conducted with respect to collateral pledged by Pro Farm Group, Inc. and Pro Farm Michigan Manufacturing, LLC under the Convertible Note Purchase Agreement and the Non-Convertible Note Purchase Agreement. The Pro Farm Foreclosure was initiated by certain holders of the Convertible Secured Guaranteed Notes and Non-Convertible Secured Guaranteed Notes following an acceleration of the obligations thereunder. Pursuant to IFRS 5, the Pro Farm operations have been classified as discontinued in our consolidated financial statements. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Strategy—The ongoing litigation with the holders of our Secured Notes could materially adversely affect our business, financial condition and results of operations.” and “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—Noteholder litigation in connection with the Secured Notes.”

Convertible Secured Guaranteed Notes

On August 5, 2022, we issued an aggregate principal amount of US$55.0 million secured convertible guaranteed notes due 2026 (the “Convertible Secured Guaranteed Notes” and, together with the Non-Convertible Secured Guaranteed Notes, the “Secured Notes”) pursuant to a note purchase agreement (the “Convertible Note Purchase Agreement”) among us, Jasper Lake Ventures One LLC, Redwood Enhanced Income Corp, Liminality Partners LP, the holders from time-to-time party thereto and Wilmington Savings Fund Society, FSB, as collateral agent. The Convertible Secured Guaranteed Notes are secured by substantially all of the assets located in the United States of Pro Farm. In addition, the Convertible Secured Guaranteed Notes are guaranteed by the Guarantors. The Convertible Secured Guaranteed Notes mature 48 months after the issue date, unless converted earlier, and bear interest at 5% in cash plus 4% in kind per year, payable quarterly.

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

On January 20, 2026, the Pro Farm Foreclosure auction was conducted with respect to collateral pledged by Pro Farm Group, Inc. and Pro Farm Michigan Manufacturing, LLC under the Convertible Note Purchase Agreement and the Non-Convertible Note Purchase Agreement. The Pro Farm Foreclosure was initiated by certain holders of the Secured Notes following an acceleration of the obligations thereunder. Pursuant to IFRS 5, the Pro Farm operations have been classified as discontinued in our consolidated financial statements. Please see “Item 3. Key Information—D. Risk Factors—Risks Related to our Business and Strategy—The ongoing litigation with the holders of our Secured Notes could materially adversely affect our business, financial condition and results of operations.” and “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Legal Proceedings—Noteholder litigation in connection with the Secured Notes.”

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

Since the Decree No. 609/2019 entered into force, the BCRA has periodically issued several regulations to regulate the inflow and outflow of funds through the FX Market, which are all unified under the consolidated text of foreign exchange available at the BCRA’s website. The consolidated text on foreign exchange rules (Texto Ordenado sobre Exterior y Cambios), as most recently updated by Communication “A” 8481, sets forth the applicable framework for access to the FX Market. Additional communications issued during 2026, including Communication “A” 8390, have amended specific provisions relating to, among other things, the pre-cancellation of foreign currency-denominated debt. Current foreign exchange controls in Argentina affects the ability of both Argentine and non-Argentine residents to access the FX Market at the official exchange rate to acquire and/or transfer foreign currency to and from Argentina. They affect all industries and cover a wide variety of matters, including, among others, trading activities, imports and exports of goods and services, financial indebtedness, payment of profits and dividends, and repatriation of investments of non-Argentine residents.

As a general rule, transfers of foreign currency to and from Argentina must be made through the FX Market and are subject to compliance with certain requirements and conditions established by the regulations issued by the BCRA from time to time.

Since the change in the Government Administration in December 2023, the Milei administration has taken significant steps to ease foreign exchange controls. In April 2025, the BCRA partially liberalized the foreign exchange market, including the elimination of restrictions for individuals to operate in the foreign exchange market, the easing of payment terms for foreign trade transactions, and the authorization of profit and dividend payments to foreign shareholders starting with financial statements for fiscal years beginning on or after January 1, 2025. In 2026, the BCRA has continued to gradually ease remaining restrictions, including relaxing portfolio investment rules, enabling dividend distributions for post-2024 earnings, and broadening foreign currency lending to non-export-oriented companies through Decree No. 736/2026. Notwithstanding this progress, certain exchange controls applicable to legal entities remain in effect as of the date of this annual report, and it is not yet clear when a complete deregulation of the FX Market will take place.

To the extent applicable to the relevant type of transaction, access to the FX Market for outflows remains subject to certain complementary requirements under the BCRA’s consolidated foreign exchange regulations. In particular, for clients other than resident individuals, financial institutions generally must obtain a sworn statement from the client confirming that, on the date on which access to the FX Market is requested and during the preceding 90 calendar days, the client has not, directly or indirectly or on behalf of third parties: (i) sold securities in Argentina with settlement in foreign currency; (ii) exchanged securities issued by Argentine residents for external assets; (iii) transferred securities to foreign depositaries; (iv) purchased in Argentina securities issued by non-residents with settlement in Pesos; (v) purchased Argentine depositary receipts of foreign shares (“CEDEARS”); (vi) purchased securities representing private debt issued in foreign jurisdictions; (vii) delivered Pesos or other local assets, other than foreign currency funds deposited with local financial institutions, to any human or legal person, resident or non-resident, whether related or unrelated, in exchange for, directly or indirectly, before or after such delivery, external assets, crypto-assets or securities deposited abroad. The client must also undertake not to carry out any of those transactions, directly or indirectly or on behalf of third parties, during the 90 calendar days following the request for access to the FX Market.

In addition, subject to applicable exceptions, the relevant financial institution must obtain a sworn statement that all of the client’s foreign currency holdings in Argentina are deposited in accounts with local financial institutions and that, at the beginning of the day on which access to the FX Market is requested, the client did not hold CEDEARs and/or available liquid external assets whose aggregate value exceeded US$100,000. For these purposes, available liquid external assets include, among others, foreign currency cash, gold coins or good-delivery gold bars, demand deposits with foreign financial institutions, external securities, investment accounts abroad, crypto-assets and funds held with payment service providers, although certain reserve or guarantee funds and other specified assets may be excluded under the BCRA rules.

The client must also undertake to settle through the FX Market, within the five business days from settlement, any funds received abroad from the collection of loans granted to third parties, the withdrawal or maturity of term deposits or sale of any assets, where the relevant asset was acquired, deposit was made or loan was granted after May 28, 2020 using assets covered by the liquid-assets sworn statement described above.

For legal entities, the financial institution must also obtain information identifying the persons or entities exercising direct control over the client and other legal entities within the same economic group. of the client must state that, on the date on which access to the FX Market is requested, and during the preceding 90 calendar days, it has not delivered in Argentina Pesos or other liquid local assets, other than foreign currency funds deposited with local financial institutions, to any such direct controlling person or entity or to any other company within the same economic group, except for amounts directly associated with ordinary transactions among residents for the acquisition of goods and/or services. If the client has delivered Pesos or any local asset issued by an Argentine resident to a direct controlling shareholder or to a legal entity within the same economic group, the client may still comply with the foregoing requirement by submitting sworn statements from the direct controlling shareholder and the relevant legal entities of the same economic group confirming that they have not carried out any of the securities transactions described above during the preceding 90 calendar days and undertaking not to carry out any such transactions during the following 90 calendar days, provided that, with respect to that forward-looking undertaking, each recipient’s commitment extends only until the 90th day following its receipt of the funds.

Below are some examples of the specific requirements set out by the regulations to access the FX Market for the most common concepts:

●	The proceeds of the disbursements of foreign financial loans incurred since September 1, 2019 must be transferred into Argentina and converted into Pesos (the “Repatriation”) in order for the Argentine resident debtor to have access to the FX Market for the payment of principal and interests under such foreign financial loan on their scheduled maturity. Foreign currency proceeds disbursed by non-Argentine residents as of September 1, 2019, must be transferred to Argentina and sold for Pesos in the FX Market. As such, a prior BCRA approval is not required for Argentine residents. In addition, the transaction must have been declared under the Reporting Foreign Assets and Liabilities Regime.
●	Prepayments of principal and interests within more than three business days prior to the scheduled maturity require prior approval by the BCRA, subject to certain exceptions.
●	Proceeds from exports of goods (“contravalor”) must be transferred to Argentina and sold for Pesos in the FX Market at the official exchange rate within a term ranging from 15 to 180 calendar days as from the date of shipment (“cumplido de embarque”) of the export destination granted by Argentine Customs. Regardless of the applicable term, upon collection of the export, the proceeds thereof must be repatriated no later than twenty business days from the date of collection. Amounts collected in foreign currency for insurance claims related to the exported goods must also be repatriated and settled in Pesos in the FX Market, up to the amount of the insured exported goods. Notwithstanding the foregoing, for as long as mandatory repatriation and settlement requirements remain in effect, projects approved under the RIGI benefit from special foreign exchange incentives, including the right to freely dispose of export proceeds, pursuant to article 100(c) of Annex I to Decree No. 749/2024, as amended by article 14 of Decree No. 105/2026 and implemented by BCRA Communication ‘A’ 8099. These incentives form part of the 30-year regulatory stability framework established under Title VII of the Bases Law.
●	In the case of exports of services, all foreign currency proceeds must be transferred to Argentina and sold for Pesos in the FX Market at the official exchange rate within twenty business days from the date they are received (“percepción”), either locally or abroad, or credited (“acreditados”) to foreign accounts.

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

Dividends paid by the Company generally will be taxable to a non-corporate U.S. Holder at the reduced rate normally applicable to long-term capital gains, provided that (i) the ordinary shares are readily tradable on an established securities market in the United States; (ii) certain holding period requirements are satisfied; and (iii) the Company is not classified as a PFIC for its taxable year during which the dividend is paid or its immediately preceding taxable year. See “—Passive Foreign Investment Company Considerations” below.

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

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of June 30, 2026. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2026, the end of the period covered by this report, at a reasonable assurance level and, accordingly, provide reasonable assurance that the information required to be disclosed by us in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting (as defined in Rules 13(a)-13(f) and 15(d)-15(f) under the U.S. Securities Exchange Act of 1934) as of June 30, 2026. In making this assessment, it used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on their assessment, management concluded that, as of June 30, 2026, our internal control over financial reporting is effective based on those criteria.

The effectiveness of our internal control over financial reporting as of June 30, 2026 has been audited by PwC, an independent registered public accounting firm, as stated in their report which appears herein.

C.Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of June 30, 2026 has been audited by PwC, an independent registered public accounting firm, as stated in their report which appears herein.

D.Changes in Internal Control Over Financial Reporting

During the period covered by this annual report, there have not been any changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.Reserved

A.Audit Committee Financial Expert

Our board of directors has determined that Duraiswami Narain is an “audit committee financial expert” as defined by the SEC item 16A of Form 20-F. All members of the audit committee are independent directors as defined in the Nasdaq Capital Market corporate governance standards and Rule 10A-3 under the Exchange Act.

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

C.Principal Accountant Fees and Services

PwC have acted as our principal accountants for the years ended June 30, 2026, and 2025. The following is a summary of fees paid or to be paid to PwC for services rendered for each of the last two fiscal years.

Audit Fees

Audit fees consist of fees billed for standard audit work that needs to be performed each year in order to issue opinions on our consolidated financial statements and for services that are normally provided by PwC in connection with regulatory filings. The aggregate fees billed by PwC for professional services rendered for the audit of our annual consolidated financial statements and review of the financial information included in our required filings with the SEC for the year ended June 30, 2026 and 2025 totaled US$1.0 million and US$1.9 million, respectively.

Audit-Related Fees

Audit-related fees billed consist of fees for services such as auditing of non-recurring transactions, reviews of semi-annual financial results, consents and comfort letters and any other audit services required for SEC or other regulatory filings. PwC did not bill us for audit-related services for the year ended June 30, 2026. PwC did not bill us for audit-related services for the year ended June 30, 2025.

Tax Fees

Tax services relate to the aggregated fees for services on tax compliance. The aggregate fees by PwC for tax fees for each of the years ended June 30, 2026 and 2025 amounted to less than US$0.1.

All Other Fees

We did not pay PwC for other services for the years ended June 30, 2026 and 2025.

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

2.6*

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

2.7*

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

8.1	List of subsidiaries of Bioceres Crop Solutions Corp., as of June 30, 2026. See “Item 4. Information on the Company—C. Organizational Structure.”
11.1*	Bioceres Crop Solutions Corp. Code of Conduct and Ethics
11.2*	Bioceres Crop Solutions Corp. Insider Trading Policy
12.1	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) -– Section 302 - Certification of Chief Financial Officer
13.1	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Executive Officer
13.2	18 U.S.C. SECTION 1350 - Section 906 - Certification of Chief Financial Officer
15.1	Consent of Price Waterhouse & Co. S.R.L., independent registered public accounting firm, with respect to Bioceres Crop Solutions Corp.’s consolidated financial statements
97*	Bioceres Crop Solutions Corp. Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Date: October 30, 2026

BIOCERES CROP SOLUTIONS CORP.

	By:	/s/ Federico Trucco
		Name:	Federico Trucco
		Title:	Chief Executive Officer

BIOCERES CROP SOLUTIONS CORP.

Consolidated financial statements as of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024.

INDEX TO FINANCIAL STATEMENTS

BIOCERES CROP SOLUTIONS CORP.—AUDITED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Bioceres Crop Solutions Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Bioceres Crop Solutions Corp. and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2026, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s current economic and financial situation indicates the existence of material uncertainty that raises substantial doubt on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

www.pwc.com.ar	Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad Autónoma de Buenos Aires, Argentina, T: +(54.11) 4850.0000

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

Impairment Tests on Goodwill (Rizobacter S.A. and Bioceres Crops S.A. Cash Generating Units), intangible assets not yet available for use and intangible assets with indefinite useful lives associated with the Rizobacter S.A. Cash Generating unit and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable associated with the Bioceres Crops S.A. Cash Generating Unit.

As described in Notes 4.6, 7.8 and 7.9 to the consolidated financial statements, the Company has goodwill associated with the Rizobacter S.A. and Bioceres Crop S.A. cash generating units (“CGU”), intangible assets not yet available for use and intangible assets with indefinite useful lives associated with the Rizobacter S.A. CGU and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable associated with the Bioceres Crops S.A. CGU. The total amount of the abovementioned goodwill and intangible assets as of June 30, 2026 related to Rizobacter S.A. and Bioceres Crops S.A. CGUs are $42.1 million and $29.3 million, respectively. Impairment tests on goodwill and intangible assets not yet available for use or with indefinite useful lives are undertaken annually at the end of the reporting period or for other intangible assets when events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e. the higher of value in use and fair value less costs to sell), the asset is written down to its recoverable amount. In each case, management determined the recoverable amount based on value in use calculations prepared by management. The determination of the recoverable amount of the CGU’s, intangible assets not yet available for use and intangible assets with indefinite useful lives associated with the Rizobacter S.A. CGU and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable associated with the Bioceres Crops S.A. CGU considers significant and numerous judgments and assumptions that are subject to various risks and uncertainties. The key assumptions used in management’s models consisted of (i) market shares (ii) product prices (iii) royalties (iv) terminal value (growth rates used to extrapolate the future cash flow projections to the terminal period) and (v) discount rates.

The principal considerations for our determination that performing procedures relating to impairment tests on goodwill (Rizobacter S.A. and Bioceres Crops S.A. cash generating units), intangible assets not yet available for use and intangible assets with indefinite useful lives associated with the Rizobacter S.A. CGU and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable associated with the Bioceres Crops S.A. CGU is a critical audit matter are (i) the significant judgment by management when developing the recoverable amount of the CGUs, intangible assets not yet available and intangible assets with indefinite useful lives associated with the Rizobacter S.A. CGU and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable associated with the Bioceres Crops S.A. CGU; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions used in the models related to the (i) market shares (ii) product prices, (iii) royalties (iv) terminal value (v) discount rates; and (vi) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment tests on goodwill (Rizobacter S.A. and Bioceres Crops S.A. Cash Generating Units), intangible assets not yet available for use and intangible assets with indefinite useful lives associated with the Rizobacter S.A. CGU and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable associated with the Bioceres Crops S.A. CGU, including controls over the valuation of the CGUs, intangible assets not yet available for use and intangible assets with indefinite useful lives associated with the Rizobacter S.A. CGU and intangible assets with definite useful lives for which events or changes in circumstances indicate that their carrying amount may not be recoverable associated with the Bioceres Crops S.A. CGU. These procedures also included, among others (i) testing management’s process for developing the recoverable amounts of CGUs, intangible assets not yet available for use and intangible assets with indefinite useful lives associated with the Rizobacter S.A. CGU and intangible assets with definite for which events or changes in circumstances indicate that their carrying amount may not be recoverable associated with the Bioceres Crops S.A. CGU; (ii) evaluating the appropriateness of the models used; (iii) testing the completeness and accuracy of underlying data used in the models; (iv) evaluating the reasonableness of the significant assumptions used by management in the models related to market shares, product prices, royalties, terminal value and discount rates. Evaluating management’s assumptions used in the models related to market shares, product prices, royalties, terminal value and discount rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the CGUs and the Company’s business; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumptions.

/s/Price Waterhouse & Co. S.R.L.

/s/Guillermo Miguel Bosio
Guillermo Miguel Bosio
Partner
Rosario, Argentina
October 30, 2026

We have served as the Company’s auditor since 2018.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2026 and 2025

(Amounts in US$)

	Notes	06/30/2026	06/30/2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7.1	11,242,958	32,695,079
Other financial assets	7.2	1,001,241	2,040,038
Trade receivables	7.3	98,211,154	165,859,933
Other receivables	7.4	12,060,759	15,861,981
Recoverable income tax		1,445,908	1,864,817
Inventories	7.5	46,408,777	87,611,269
Biological assets	7.6	594,543	2,378,380
Assets subject to foreclosure	6	44,430,378	—
Total current assets		215,395,718	308,311,497

NON-CURRENT ASSETS
Other financial assets	7.2	—	58
Trade receivables	7.3	731,919	2,506,834
Other receivables	7.4	16,228,480	23,660,530
Recoverable income tax		—	17,995
Deferred tax assets	9	274,314	4,916,980
Investments in joint ventures and associates	13	40,780,055	39,371,264
Investment properties	7.10	—	570,324
Property, plant and equipment	7.7	60,655,861	74,575,386
Intangible assets	7.8	74,655,056	181,173,079
Goodwill	7.9	28,550,361	112,163,432
Right of use asset	16	10,956,448	16,377,701
Total non-current assets		232,832,494	455,333,583
Total assets		448,228,212	763,645,080

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION.

As of June 30, 2026 and 2025

(Amounts in US$)

	Notes	06/30/2026	06/30/2025
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	7.11	57,674,444	96,432,604
Borrowings	7.12	47,260,267	119,728,126
Employee benefits and social security	7.14	4,846,155	6,174,012
Deferred revenue and advances from customers	7.15	2,140,338	4,282,668
Income tax payable		4,866,139	452,800
Consideration for acquisition		42,564	1,761,274
Secured notes	7.13	121,956,575	102,270,445
Lease liabilities	16	2,108,964	6,884,042
Liabilities subject to foreclosure	6	29,430,378	—
Total current liabilities		270,325,824	337,985,971

NON-CURRENT LIABILITIES
Trade and other payables	7.11	41,956,936	48,481,726
Borrowings	7.12	59,982,642	38,198,026
Deferred revenue and advances from customers	7.15	1,436,912	1,436,912
Joint ventures and associates	13	1,092,995	1,007,678
Deferred tax liabilities	9	23,907,907	30,122,920
Provisions	7.16	6,325,454	1,267,572
Consideration for acquisition		359,846	397,774
Lease liabilities	16	8,781,609	9,527,939
Total non-current liabilities		143,844,301	130,440,547
Total liabilities		414,170,125	468,426,518

EQUITY
Equity attributable to owners of the parent		10,716,733	265,444,568
Non-controlling interest		23,341,354	29,773,994
Total equity		34,058,087	295,218,562
Total equity and liabilities		448,228,212	763,645,080

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2026, 2025 and 2024

(Amounts in US$)

	Notes	06/30/2026	06/30/2025	06/30/2024

Revenues from contracts with customers	8.1	237,835,325	287,661,057	420,438,539
Initial recognition and changes in the fair value of biological assets at the point of harvest		441,141	1,764,863	(45,746)

Cost of sales	8.2	(155,095,436)	(184,384,992)	(263,035,619)
Changes in the net realizable value of agricultural products after harvest		(346,277)	(1,540,776)	(2,385,069)
Research and development expenses	8.3	(11,033,441)	(9,455,598)	(8,372,532)
Selling, general and administrative expenses	8.4	(71,227,886)	(93,701,345)	(96,974,913)
Share of profit or loss of joint ventures and associates	13	216,110	(1,126,312)	4,049,508
Other income or expenses, net	8.5	(24,198,391)	7,380,799	(1,539,458)
Operating (loss) / profit		(23,408,855)	6,597,696	52,134,710
Financial cost	8.6	(39,923,224)	(25,078,507)	(24,809,708)
Other financial results	8.6	(12,148,207)	(28,036,711)	(5,069,215)
(Loss) / Profit before income tax		(75,480,286)	(46,517,522)	22,255,787
Income tax	9	(6,957,743)	(2,618,488)	(6,603,649)
(Loss) / Profit of the year from continuing operations		(82,438,029)	(49,136,010)	15,652,138

Discontinued operations	6	(199,719)	(9,709,243)	(8,363,155)
Loss related to foreclosure	6	(181,305,248)	—	—
Loss of the year from discontinued operations		(181,504,967)	(9,709,243)	(8,363,155)

(Loss) / Profit of the year		(263,942,996)	(58,845,253)	7,288,983

(Loss) / Profit from continuing operations attributable to:
Equity holders of the parent		(76,646,452)	(45,706,811)	12,638,843
Non-controlling interests		(5,791,577)	(3,429,199)	3,013,295
		(82,438,029)	(49,136,010)	15,652,138

Loss from discontinued operations attributable to:
Equity holders of the parent		(181,504,967)	(9,709,243)	(8,363,155)
Non-controlling interests		—	—	—
		(181,504,967)	(9,709,243)	(8,363,155)

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the years ended June 30, 2026, 2025 and 2024

(Amounts in US$)

	Notes	06/30/2026	06/30/2025	06/30/2024
(Loss) / Profit of the year		(263,942,996)	(58,845,253)	7,288,983

Other comprehensive profit / (loss) from continuing operations		2,523,157	(714,251)	(787,354)
Items that may be subsequently reclassified to loss		(118,587)	(714,251)	(787,354)
Foreign exchange differences on translation of foreign operations from joint ventures		—	—	(238)
Foreign exchange differences on translation of foreign operations		(118,587)	(714,251)	(787,116)
Items that will not be subsequently reclassified to loss and profit		2,641,744	—	—
Revaluation of property, plant and equipment, net of tax, of joint ventures and associates [1]		555,963	—	—
Revaluation of property, plant and equipment, net of tax [2]		2,085,781	—	—
Total comprehensive (loss) / profit		(261,419,839)	(59,559,504)	6,501,629

Total comprehensive (loss)/ profit from continuing operations attributable to:
Equity holders of the parent		(74,746,519)	(46,248,488)	12,150,655
Non-controlling interests		(5,168,353)	(3,601,773)	2,714,129
		(79,914,872)	(49,850,261)	14,864,784
Total comprehensive loss from discontinued operations attributable to:
Equity holders of the parent		(181,504,967)	(9,709,243)	(8,363,155)
Non-controlling interests		—	—	—
		(181,504,967)	(9,709,243)	(8,363,155)
(Loss)/Profit per share
From continuing operations
Basic (loss)/profit attributable to ordinary equity holders of the parent	10	(1.2043)	(0.7229)	0.2011
Diluted (loss)/profit attributable to ordinary equity holders of the parent	10	(1.2043)	(0.7229)	0.1991

From discontinued operations
Basic loss attributable to ordinary equity holders of the parent	10	(2.8518)	(0.1536)	(0.1331)
Diluted loss attributable to ordinary equity holders of the parent	10	(2.8518)	(0.1536)	(0.1331)

From continuing and discontinued operations
Basic (loss)/profit attributable to ordinary equity holders of the parent	10	(4.0561)	(0.8764)	0.0680
Diluted (loss)/profit attributable to ordinary equity holders of the parent	10	(4.0561)	(0.8764)	0.0673
[1]	The revaluation of property, plant and equipment of joint ventures and associates is disclosed net of the corresponding income tax effect, which amounted to a charge of $299,365 as of June 30, 2026.
[2]	The revaluation of property, plant and equipment is disclosed net of the corresponding income tax effect, which amounted to a charge of $1,123,112 as of June 30, 2026.

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended June 30, 2026, 2025 and 2024

(Amounts in US$)

	Attributable to the equity holders of the parent
			Changes in		Stock				Foreign	Revaluation of	Equity / (deficit)
			non-	Own shares	options and				currency	PP&E and effect	attributable to
	Issued	Share	controlling	trading	share based	Convertible	Cost of own	Retained	translation	of tax rate	owners of the	Non-controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	shares held	deficit	reserve	change	parent	Interests	equity
06/30/2023	6,493	327,028,559	(255,893)	(780,841)	6,645,442	9,285,261	(30,553,591)	(13,903,017)	1,282,377	(160,702)	298,594,088	31,902,019	330,496,107
Share-based incentives	7	612,117	—	—	12,781,933	—	—	—	—	—	13,394,057	—	13,394,057
Purchase of own shares	—	—	—	—	—	—	(734,388)	—	—	—	(734,388)	—	(734,388)
Business combination	—	—	—	—	—	—	—	—	—	—	—	1,898,247	1,898,247
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(174,800)	(174,800)
Profit for the year	—	—	—	—	—	—	—	4,275,688	—	—	4,275,688	3,013,295	7,288,983
Other comprehensive loss	—	—	—	—	—	—	—	—	(488,188)	—	(488,188)	(299,166)	(787,354)
06/30/2024	6,500	327,640,676	(255,893)	(780,841)	19,427,375	9,285,261	(31,287,979)	(9,627,329)	794,189	(160,702)	315,041,257	36,339,595	351,380,852
Share-based incentives	—	2,359,832	—	—	2,036,332	—	—	—	—	—	4,396,164	—	4,396,164
Purchase of own shares	—	—	—	—	—	—	(926,899)	—	—	—	(926,899)	—	(926,899)
Business combination (Note 2- Subsidiaries)	—	—	2,891,777	—	—	—	—	—	—	—	2,891,777	(2,891,777)	—
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(72,051)	(72,051)
Loss for the year	—	—	—	—	—	—	—	(55,416,054)	—	—	(55,416,054)	(3,429,199)	(58,845,253)
Other comprehensive loss	—	—	—	—	—	—	—	—	(541,677)	—	(541,677)	(172,574)	(714,251)
06/30/2025	6,500	330,000,508	2,635,884	(780,841)	21,463,707	9,285,261	(32,214,878)	(65,043,383)	252,512	(160,702)	265,444,568	29,773,994	295,218,562
Share-based incentives	—	—	—	—	164,563	—	—	—	—	—	164,563	—	164,563
Contingent consideration payment	—	807	—	(2,861,242)	—	—	3,731,230	—	—	—	870,795	—	870,795
Sale of own shares	—	—	—	(2,825,092)	—	—	3,313,385	—	—	—	488,293	—	488,293
Change in ownership interest / Loss of control (Note 13)	—	—	—	—	—	—	—	—	—	—	—	(1,264,287)	(1,264,287)
Loss of the year	—	—	—	—	—	—	—	(258,151,419)	—	—	(258,151,419)	(5,791,577)	(263,942,996)
Other comprehensive (loss)/profit	—	—	—	—	—	—	—	—	(198,713)	2,098,646	1,899,933	623,224	2,523,157
06/30/2026	6,500	330,001,315	2,635,884	(6,467,175)	21,628,270	9,285,261	(25,170,263)	(323,194,802)	53,799	1,937,944	10,716,733	23,341,354	34,058,087

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2026, 2025 and 2024

(Amounts in US$)

	Notes	06/30/2026	06/30/2025	06/30/2024
OPERATING ACTIVITIES
Loss of the year		(263,942,996)	(58,845,253)	7,288,983
Loss of the year from discontinued operations		181,504,967	9,709,243	8,363,155

Adjustments to reconcile profit to net cash flows
Income tax	9	6,957,743	2,618,488	6,603,649
Financial results		52,071,431	53,115,218	29,878,923
Depreciation of property, plant and equipment	7.7	5,908,863	4,724,278	4,481,546
Amortization of intangible assets	7.8	6,543,341	6,113,503	4,978,718
Depreciation of leased assets	16	3,334,114	4,313,516	2,337,840
Other contingencies	7.16	3,499,866	—	—
Impairment of intangible assets and goodwill	7.8	15,584,021	—	—
Impairment of other receivables from joint ventures and associates	7.4	7,667,621	—	—
Other restructuring and transaction-related expenses and charges		6,242,915	3,445,247	87,198
Share-based incentive and stock options		164,030	3,702,351	12,787,122
Share of profit or loss of joint ventures and associates	13	(216,110)	1,126,312	(4,049,508)
Provisions for contingencies		2,401,951	335,773	367,126
Allowance for impairment of trade debtors		5,630,839	7,032,818	753,428
Allowance for obsolescence		1,967,300	1,547,723	586,515
Initial recognition and changes in the fair value of biological assets		(441,141)	(1,764,863)	45,746
Changes in the net realizable value of agricultural products after harvest		346,277	1,540,776	2,385,069
Gain on sale of equipment and intangible assets		—	(7,751,311)	(125,464)

Working capital adjustments
Trade receivables		51,097,375	23,764,716	(40,786,580)
Other receivables		8,574,580	(916,362)	(4,967,150)
Income and minimum presumed income taxes		(3,366,121)	(6,997,089)	4,782,508
Inventories and biological assets		27,437,305	36,367,436	15,023,507
Trade and other payables		(39,080,791)	(40,860,354)	1,270,082
Employee benefits and social security		(917,004)	(1,166,946)	(2,289,095)
Deferred revenue and advances from customers		(1,758,908)	(128,698)	(21,087,704)
Income taxes paid		(342,697)	—	(853,299)
Interest collected		248,805	120,568	2,747,398
Inflation effects on working capital adjustments		44,660	139,914	321,103
Net cash flows generated by operating activities from continuing operations		77,162,236	41,287,004	30,930,816
Net cash flows (used in)/generated by operating activities from discontinued operations		(11,151,173)	8,618,607	10,785,770
Net cash flows generated by operating activities		66,011,063	49,905,611	41,716,586

The accompanying Notes are an integral part of these consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30, 2026, 2025 and 2024

(Amounts in US$)

	Notes	06/30/2026	06/30/2025	06/30/2024
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		139,923	390,381	336,726
Net cash received from business combination		—	—	37,508
Net cash outflow from deconsolidation of subsidiary		(25,287)	—	—
Proceeds from financial assets		737,658	19,270,288	888,140
Investment in financial assets		(1,021,273)	(11,182,107)	(7,208,218)
Purchase of property, plant and equipment	7.7	(1,053,612)	(5,178,951)	(8,492,554)
Capitalized development expenditures	7.8	(2,474,879)	(5,339,782)	(7,094,693)
Purchase of intangible assets	7.8	(89,769)	(350,843)	(1,137,071)
Net cash flows used in investing activities from continuing operations		(3,787,239)	(2,391,014)	(22,670,162)
Net cash flows used in investing activities from discontinued operations		(2,076,440)	(3,737,877)	(6,058,093)
Net cash flows used in investing activities		(5,863,679)	(6,128,891)	(28,728,255)

FINANCING ACTIVITIES
Proceeds from borrowings		88,386,288	266,390,032	135,818,247
Repayment of borrowings and financed payments		(148,244,840)	(291,324,731)	(112,614,437)
Interest payments		(13,406,328)	(18,165,853)	(24,575,170)
Other financial payments		(4,523,759)	(3,208,933)	(2,746,945)
Purchase of own shares		—	(926,899)	(734,388)
Sales of own shares		488,293	—	—
Leased assets payments	16	(4,289,095)	(5,405,955)	(3,314,216)
Cash dividend distributed by subsidiary		—	(72,051)	(174,800)
Net cash flows used in financing activities from continuing operations		(81,589,441)	(52,714,390)	(8,341,709)
Net cash flows (used in)/generated by financing activities from discontinued operations		2,879,907	2,008,287	(1,714,158)
Net cash flows used in financing activities		(78,709,534)	(50,706,103)	(10,055,867)

Net decrease in cash and cash equivalents from continuing operations		(8,214,444)	(13,818,400)	(81,055)
Net (decrease) / increase in cash and cash equivalents from discontinued operations		(10,347,706)	6,889,017	3,013,519
Net (decrease) / increase in cash and cash equivalents		(18,562,150)	(6,929,383)	2,932,464

Inflation effects on cash and cash equivalents		(321)	2,557	(31,918)

Cash and cash equivalents as of beginning of the year	7.1	32,695,079	44,473,270	48,129,194
Effect of exchange rate changes on cash and equivalents		(2,333,822)	(4,851,365)	(6,556,470)
Cash reclassified to assets subject to foreclosure		(555,828)	—	—
Cash and cash equivalents as of the end of the year	7.1	11,242,958	32,695,079	44,473,270

The accompanying Notes are an integral part of these Consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

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

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

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

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standard Board (“IASB”) following the accounting policies as set forth and summarized in Note 4. All IFRS issued by the IASB, effective at the time of preparing these consolidated financial statements, have been applied.

Authorization for the issue of the consolidated financial statements

These consolidated financial statements of the Group as of June 30, 2026, and 2025 and for the years ended June 30, 2026, 2025 and 2024 have been authorized by the Board of Directors of Bioceres Crop Solutions on October 30, 2026.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

During previous fiscal year, the Group has experienced a setback due to challenges in the Argentine market—most notably, the deterioration in farmer economics driven by declining commodity prices and weak yield forecasts. These external pressures significantly impacted per-hectare income for Argentine farmers, leading to reduced investment in key inputs such as fertilizers and crop protection products. This reduction in demand, combined with a well-supplied ag-input market resulting from aggressive purchasing in prior years, has led to increased price pressure and lower adoption of high-value technologies like ours in last fiscal year.

Due to these adverse market conditions, our performance metrics were negatively impacted, leading to a breach of the ratio thresholds stipulated in the Secured Notes. On November 10, 2025, we received a Declaration of Acceleration, and on November 11, 2025, the noteholders initiated legal proceedings against the Group seeking full payment of the amounts due. In this context, the intervening court issued a precautionary measure prohibiting us from transferring, assigning, encumbering or liquidating any collateral or security interest. On January 20, 2026, a judicial foreclosure sale of granted collateral took place, resulting in the loss of the Pro Farm business and, on October 2, 2026, the court entered judgment against the Group in connection with the amounts due under the Secured Notes. Subsequently, the Group has filed a notice of appeal of the judgment (see Note 6).

In light of Pro Farm business developments, the Group undertook a broader reassessment of its commercial strategy and market positioning. As part of this reassessment, particular attention has been placed on its operations in Brazil, which currently present a leveraged capital structure relative to their current scale of operations, short-term debt maturities, and more limited access to external financing.

In parallel, in Argentina, we successfully completed a restructuring of $74.3 million of our financial debt. Although, as of June 30, 2026, the measurement date, certain financial covenants were not met, the Group is currently engaged in constructive discussions with its lending banks to address this situation (see Note 7.12).

As a result of the acceleration of the Secured Notes, together with the reclassification of approximately $27.0 million of Rizobacter’s borrowings as current due to covenant breaches and change-of-control provisions set forth in the relevant agreements, as of June 30, 2026, the Group’s current liabilities exceeded its current assets by $54.9 million.

Management is actively pursuing several initiatives to strengthen the Group’s financial position. In addition to ongoing discussions regarding new long-term financing facilities and exploring potential settlement alternatives with the noteholders, management is evaluating alternatives to optimize the utilization of its fixed assets, pursue potential asset dispositions and assessing equity financing opportunities. Concurrently, the Group has achieved meaningful progress in improving working capital efficiency and aligning its cost structure with current market conditions.

Despite the adverse impact of financial difficulties faced by agricultural producers, we were able to maintain our market share in key product families and the outlook for upcoming campaigns remains positive in Argentina. This optimism is grounded in expectations of a more favorable macroeconomic environment in the country and the normalization of climatic conditions affecting the agricultural sector, even though the market remains challenging.

The generation of cash flow over the next twelve months depends on the success of these initiatives, which cannot be guaranteed as they rely on factors not entirely within the Group’s control. The uncertainty surrounding our ability to secure additional financing contributes to material uncertainty that raises substantial doubt regarding the Group’s ability to continue as a going concern.

The accompanying consolidated financial statements do not include any adjustments that may be required to address potential impacts on the recoverability and classification of assets, or on the amounts and classifications of liabilities, should the Group be unable to continue as a going concern.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

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

Transactions entered by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

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

De-facto control exists in situations where the Group has the practical ability to direct the relevant activities of an entity without holding the majority of the voting rights. In determining whether de facto control exists, the Group considers all relevant facts and circumstances, including:

-	The relative share of the Group’s voting rights with respect to both the size and dispersion of other parties who hold voting rights;
-	Substantive potential voting rights held by the Group and by other parties;
-	Other contractual arrangements; and
-	Historic patterns in voting attendance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The subsidiaries of the Group, all of which have been included in the consolidated financial statements of the Group, are as follows:

The Group holds a majority share of the voting rights in all of its subsidiaries.

				% Equity interest
Name	Principal activities	Country	Ref	06/30/2026	06/30/2025
RASA Holding, LLC	Holding company	USA		100%	100%
Rizobacter Argentina S.A.	Biological business	Argentina		80%	80%
Rizobacter do Brasil Ltda.	Biological business	Brazil	a	80%	80%
Rizobacter del Paraguay S.A.	Biological business	Paraguay	a	80%	80%
Rizobacter Uruguay	Biological business	Uruguay	a	80%	80%
Rizobacter South Africa	Biological business	South Africa	a	76%	76%
Comer. Agrop. Rizobacter de Bolivia S.A.	Biological business	Bolivia	a	80%	80%
Rizobacter USA, LLC	Biological business	USA	a	80%	80%
Rizobacter Colombia SAS	Biological business	Colombia	a	80%	80%
Rizobacter France SAS	Biological business	France	a	80%	80%
Bioceres Crops S.A.	Biological business	Argentina		90%	90%
BCS Holding Inc	Holding Company	USA		100%	100%
Bioceres Semillas S.A.U.	Production and commercialization of seeds	Argentina	a/b	80%	80%
Verdeca LLC	Research and development	USA		100%	100%
Insumos Agroquímicos S.A.	Selling of agricultural inputs	Argentina		61.32%	61.32%
Bioceres Crops Do Brasil Ltda.	Production and commercialization of seeds	Brazil		100%	100%
Pro Farm Group Inc.	Biological business	USA		100%	100%
Pro Farm International, OÜ	Biological business	Finland	c	—	100%
Pro Farm Michigan Manufacturing LLC	Biological business	USA	c	—	100%
Pro Farm Russia, LLC	Biological business	Russia	c	—	100%
Pro Farm Technologies Comércio de Insumo Agrícolas do Brasil Ltda	Biological business	Brazil	c	—	99%
Pro Farm Technologies, OÜ	Biological business	Finland	c	—	100%
Glinatur S.A.	Biological business	Uruguay	c	—	100%
Rifarm Mexico S.R.L.de C.V.	Biological business	Mexico	c	—	100%
Natal Agro S.R.L.	Development and breeding of seeds	Argentina	d	31%	51%
a)Indirect interests are held through Rizobacter. The indirect equity interest participation included in the above table was 80% of the direct equity interest participation that Rizobacter owns in each entity.

b)In June 2025, Rizobacter Argentina S.A. entered into a share purchase agreement with Bioceres Crop Solutions Corp., acquiring 100% of the share capital of Bioceres Semillas S.A.U. In line with the Group’s accounting policies, the transaction was accounted using the predecessor value method.

c)Entities derecognized following the judicial foreclosure sale (see Note 6).

d)During February 2026, the Group disposed of a 20% ownership interest in Natal Agro S.R.L. As a result, the Group no longer retains control over Natal Agro S.R.L., which therefore ceased to be a consolidated subsidiary and is subsequently accounted for under the equity method. As part of the transaction, the Group was also released from its commitment related to the deregulation of HB4 corn.

Special purpose and structured entities (“SPE”)

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity and the relevant activities are directed by means of contractual arrangements. In these cases, we consider the purpose and design of the SPE, including a consideration of the risks the SPE was expected to be exposed to, the risks it was designed to pass on to the parties involved with the SPE and whether we are exposed to some or all of those risks or potential returns. We then consider which activities have a significant impact on the SPE’s returns and determine which parties have an ability to direct each of those activities.

The Group controls an SPE when it is exposed, or has rights, to variable returns from its involvement with the SPE and has the ability to affect those returns through its power over the SPE. As of and for the year ended June 30, 2026, the Group had no active SPEs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

3.    NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

-a) Amendments to IAS 21- Lack of Exchangeability.

These new standards and amendments did not have any material impact on the Group.

b)The following new standards are not yet adopted by the Group.

-	Amendment to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	IFRS 19 - Subsidiaries without Public Accountability: Disclosures- The amendments are effective for annual periods beginning on or after January 1, 2027.
-	Annual Improvements to IFRS Accounting Standards—Volume 11. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	Amendment to IAS 21 – Translation into a Hyperinflationary Presentation Currency. The amendments are effective for annual periods beginning on or after January 1, 2027.
-	IFRS 20 - Regulatory Assets and Regulatory Liabilities. Effective for annual periods beginning on or after 1 January 2029.
-	Amendments to IAS 28 - Fair Value Option for Investments in Associates and Joint Ventures. The amendments are effective for annual periods beginning on or after January 1, 2027.

The above new standards and amendments are not expected to have material impact on the Group.

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard introduces new requirements for the presentation and disclosure of income and expenses in the statement of profit or loss, including the introduction of new defined subtotals such as Operating Profit and enhanced disaggregation requirements. The standard also includes additional guidance on aggregation principles and requires disclosures about management-defined performance measures (MPMs) used in public communications outside the financial statements. It is effective for annual periods beginning on or after January 1, 2027.

The Group is analyzing the potential impact of this standard on our financial statements, which is expected to mainly affect the presentation and structure of the primary financial statements and related disclosures, but not the recognition or measurement of transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

4.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

4.1.   Cash and cash equivalents

For the purposes of the statements of financial position and statements of cash flows, cash and cash equivalents include cash on hand and in banks and short-term highly liquid investments. Investments can be readily convertible to known amounts of cash, and they are subject to insignificant risk of changes in value. In the consolidated statements of financial position, bank overdrafts are included in borrowings within current liabilities.

4.2.   Inventories

Inventories are initially recognized at cost and subsequently measured at the lower of cost and net realizable value. Cost comprises all costs of purchase and conversion as well as other costs incurred in bringing the inventories to their present location and condition.

Weighted average cost is used to determine the cost of ordinarily interchangeable items.

The Group assesses the recoverability of inventories considering their sale price, whether the inventories are damaged and whether they have become obsolete as a whole or in part.

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

Costs are capitalized as biological assets if, and only if, (a) it is probable that future economic benefits will flow to the entity, and (b) the cost can be measured reliably. The Group capitalizes costs such as planting, harvesting, weeding, seedlings, irrigation, agrochemicals, fertilizers and a systematic allocation of fixed and variable production overheads that are directly attributable to the management of biological assets, among others.

Biological assets, both at initial recognition and at each subsequent reporting date, are measured at fair value at less costs to sell, except where fair value cannot be reliably measured. Cost approximates fair value when little biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material.

Gains and losses that arise from measuring biological assets at fair value less costs to sell and measuring agricultural produce at the point of harvest at fair value less costs to sell are recognized in the statement of income in the period in which they arise in the line item “Initial recognition and changes in fair value of biological assets”.

From the harvest time, agricultural products are valued at net realizable value because there is a market asset, and the risk of non-sales is non-significant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Generally, the estimation of the fair value of biological assets is based on models or inputs that are not observable in the market, and the use of unobservable inputs is significant to the overall valuation of the assets. Unobservable inputs are determined based on the best information available. Key assumptions include future market prices, estimated yields at the point of harvest, estimated production cycle, future cash flows, future costs of harvesting and other costs, and estimated discount rates.

Market prices are generally determined by reference to observable data in the principal market for agricultural produce. Harvesting costs and other costs are estimated based on historical and statistical data. Yields are estimated based on several factors, including the location of the farmland and soil type, environmental conditions, infrastructure and other restrictions and growth at the time of measurement. Yields are subject to a high degree of uncertainty and may be affected by several factors out of the Group’s control including but not limited to extreme or unusual weather conditions, plagues and other crop diseases, among other factors.

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

After initial recognition, goodwill is measured at cost less than any accumulated impairment losses. For impairment testing, goodwill acquired in a business combination is, as of the acquisition date, allocated to each of the cash-generating units of the Group that is expected to benefit from the synergies of the combination, without considering whether other assets or liabilities of the subsidiary are allocated to those units.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

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

4.6.   Impairment of non-financial assets (excluding inventories and deferred tax assets)

Impairment tests on goodwill and intangible assets not yet available for use, or with indefinite useful lives, are undertaken annually at the end of the reporting period. Other non-financial assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount (i.e., the higher value in use and fair value less costs to sell), the asset is written down accordingly.

Where it is not possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the smallest group of assets to which it belongs for which there are separately identifiable cash flows (its Cash Generating Unit or CGU). Goodwill is allocated on initial recognition to each of the Group’s CGUs that are expected to benefit from a business combination that gives rise to goodwill.

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

The Group is a party to a joint arrangement when there is a contractual arrangement that confers joint control over the relevant activities of the Group and at least one other party. Joint control is assessed under the same principles as control over subsidiaries.

The Group classifies its interests in joint arrangements as either:

-	Joint ventures: where the group has rights to only the net assets of the joint arrangement.
-	Joint operations: where the group has both the rights to the assets and obligations for the liabilities of the joint arrangement.

In assessing the classification of interests in joint arrangements, the Group considers:

-	The structure of the joint arrangement;
-	The legal form of joint arrangements is structured through a separate vehicle;
-	The contractual terms of the joint arrangement agreement; and
-	Any other facts and circumstances (including any other contractual arrangements).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

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

Profits and losses arising on transactions between the Group and its joint ventures are recognized only to the extent of unrelated investors’ interest in the joint venture. The Group’s share in a joint venture’s profits and losses resulting from a transaction is eliminated against the carrying amount of investment in the joint venture through the line “share of profit (or loss) of joint ventures” in the Consolidated statements of profit or loss and other comprehensive income.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

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

To obtain fair values, the existence or not of an active market is considered as assets in their current status. For those assets for which an active market in their current status exists, the fair values were determined based on their market values. For the remaining cases, the market values of comparable new assets are analyzed, applying a discount based on the status and wear of each asset and considering the characteristics of each of the revalued assets (for example, improvements made, maintenance status, level of productivity, use, etc.

The Group carries certain classes of property, plant and equipment under the revaluation model under IAS 16. The revaluation model requires that the Group carry property, plant and equipment at revalued amounts, being of fair value at the date of revaluation less any subsequent accumulated depreciation and any subsequent accumulated impairment losses. IAS 16 requires that the Group carry out these revaluations with sufficient regularity so that the carrying amounts of its property, plant and equipment do not differ materially from that which would be determined using fair value at the end of a reporting period. The determination of fair value at the date of revaluation requires judgments, estimates and assumptions based on market conditions prevailing at the time of any such revaluation. Changes to any of the Group’s judgments, estimates or assumptions or to the market conditions subsequent to a revaluation will result in changes to the fair value of property, plant and equipment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Property valuation is a significant area of estimation uncertainty. Fair values are prepared regularly by Management, considering independent valuations. The determination of fair value for the different classes of property, plant and equipment is sensitive to the selection of various significant assumptions and estimates. Changes in those significant assumptions and estimates could materially affect the determination of the revalued amounts of property, plant and equipment. The Group utilizes historical experience, market information and other internal information to determine and/or review the appropriate revalued amounts.

The following are the most significant assumptions used in the preparation of the revalued amounts for its classes of property, plant and equipment:

a)Land: The Group generally uses the market price of a square meter of land for the same or similar location as the most significant assumption to determine the revalued amount. The Group typically uses comparable land sales in the same location to assess appropriateness of the value of its land.

b)Industrial buildings and warehouses: The Group generally determines the construction cost of a new asset and then the Group adjusts it for normal wear and tears. Construction prices may include, but are not limited to, construction materials, labor costs, installation and assembly costs, site preparation, professional fees and applicable taxes. Construction costs may differ significantly from year to year and are subject to macroeconomic changes in the economy where the Group operates, such as the impact of inflation and foreign exchange rates. The construction cost of its industrial buildings and warehouses is determined on a US dollar per constructed square meter basis, while the construction cost of its mills, facilities and grain storage facilities is determined by reference to their total capacity measured in tons milled or stored, respectively. A 5% increase or decrease in the construction costs or the estimate of normal wear and tears relating to such assets could have an impact of $1.2 million on their revalued amounts.

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

4.9.   Leases

Leases are recognized as a right-of-use asset and corresponding liability at the date on which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

In determining the lease term, we consider all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

Short term leases are recognized on a straight-line basis as an expense in the income statement.

At initial recognition, the right-of-use asset is measured considering the value of the initial measurement of the lease liability; any lease payments made at or before the commencement date, less lease incentives; and any initial direct costs incurred by the lessee. After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability. Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date; amounts expected to be payable by the lessee under residual value guarantees; the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease; and fixed payments, less any lease incentives receivable. After the commencement date, we measure the lease liability by increasing the carrying amount to reflect interest in the lease liability; reducing the carrying amount to reflect lease payments made; and re-measuring the carrying amount to reflect any reassessment or lease modifications.

The above-mentioned inputs for the valuation of the right of use assets and lease liabilities including the determination of the contracts within the scope of the standard, the contract term and interest rate used in the discounted cash flow involved a management’s estimations.

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

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The research and development process can be divided into several discrete steps or phases, which generally begin with discovery, validation and development and end with regulatory approval and commercial launch. The process for developing seed traits is relatively similar for both GM and non-GM traits. However, the two differ significantly in later phases of development. For example, obtaining regulatory approval for GM seeds is a far more comprehensive and lengthy process than for non-GM seeds. Although breeding programs and industrial biotechnology solutions may have shorter or simpler phases than those described below, the Group has used the industry consensus for seed-trait development phases to characterize its technology portfolios, which are generally divided into the following six phases:

i) Conceptualization: New ideas are managed through a process in which R&D performs a preliminary assessment, and key areas contribute to their expertise. If the initiative is approved, a detailed project workplan are developed, and the initiative advances to the product development stage.

ii) Proof of concept: This phase is aimed at validating the preliminary data gathered during the conceptualization process. The goal of this phase is to validate technology within the targeted organism before moving forward with technology escalation activities or extensive field validation.

iii) Early development: In this phase, field tests commenced in the proof-of-concept phase are expanded to evaluate various permutations of a technology in multiple geographies and growing cycles, as well as other characteristics to optimize the technology’s performance in the targeted organisms. The goal of the early development phase is to identify the best mode of use of a technology to define its performance concept.

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

v) Pre-launch: This phase involves finalizing the regulatory approval process and preparing for the launch and commercialization of the technology. Key activities comprise (i) transferring bioprocesses and formulations to production and (ii) preparing and submitting regulatory dossiers, including registration and label extension applications. Usually, a more detailed marketing strategy and preparation of marketing materials occur during this phase.

vi) Product launch: In general, this phase, which is the last milestone of the research and development process, is carried out by the Group, the joint ventures and/or the Group’s conceptualization. When technology is commercialized through joint ventures or technology licenses, a successful product launch will trigger royalty payments to the Group, which are generally calculated as a percentage of the net sales realized by the technology and captured upon commercialization.

Demonstrability of technical feasibility generally occurs when the project reaches the “advanced development and deregulation” phase because at this stage success is probable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

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

4.11. Investment properties

Investment properties shall be measured initially at its cost. The cost of a purchased investment property comprises its purchase price and any directly attributable expenditure. Directly attributable expenditure includes, for example, professional fees for legal services, property transfer taxes and other costs.

In the measurement after initial recognition, the Group has chosen the cost model for all property investment.

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

Financial assets or liabilities at fair value through profit or loss are measured at fair value through profit or loss due to the business model used in their management and/or the contractual characteristics of their cash flows.

When a financial instrument is required to be measured at fair value, the Group applies valuation techniques that are appropriate in the circumstances and for which sufficient data are available, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Fair value measurements are classified within the fair value hierarchy established by IFRS 13 based on the lowest level input that is significant to the measurement as a whole.

The Group applies the expected credit loss (“ECL”) model prescribed by IFRS 9 to assess impairment of financial assets measured at amortized cost and other financial instruments subject to IFRS 9 impairment requirements. At each reporting date, the Group assesses whether there has been a significant increase in credit risk since initial recognition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Modification of financial instruments

The Group assesses whether modifications to the contractual terms of a financial instrument result in the derecognition of the original instrument.

Where a modification results in derecognition, the original financial asset or financial liability is derecognized and a new financial instrument is recognized. Any difference between the carrying amount of the derecognized instrument and the consideration paid or received, or the fair value of the newly recognized instrument, as applicable, is recognized immediately in profit or loss.

Where a modification does not result in derecognition, the financial instrument continues to be recognized and its carrying amount is adjusted to reflect the revised contractual cash flows. The resulting modification gain or loss, representing the difference between the instrument’s previous carrying amount and the recalculated carrying amount, is recognized immediately in profit or loss. Thereafter, interest income or expense is recognized using the effective interest method based on the revised carrying amount.

For financial assets, contractual modifications are also considered in assessing whether there has been a significant increase in credit risk and in measuring expected credit losses in accordance with IFRS 9.

Offsetting of financial assets and financial liabilities

Financial assets and financial liabilities are offset and presented net in the statement of financial position only when the Group has a current legally enforceable right to set off the recognized amounts and there is an intention either to settle on a net basis or to realize the asset and settle the liability simultaneously.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

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

4.18. Revenue recognition

Revenue is recognized when control has been transferred to the buyer. Transfers of control vary depending on the individual terms of the sales contract. Revenues are recognized when control of the products has been transferred, which generally means that the products have been delivered to the customer and there is no unfulfilled obligation that could affect a customer’s acceptance of the products. Generally, acceptance occurs upon shipment or delivery but ultimately depends on the terms of the underlying contracts. The customer is then invoiced at the agreed-upon price with the usual payment terms for each geographical region. Those payment terms do not contain a significant financing component.

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

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

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

4.19. Current and deferred income tax

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability in the Consolidated statement of financial position differs from its tax base, except for differences arising on:

-	The initial recognition of goodwill;
-	The initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction effects neither accounting or taxable profit; and
-	Investments in subsidiaries and jointly controlled entities where the Group is able to control the timing of the reversal of the difference and it is probable that the difference will not reverse in the foreseeable future.

Recognition of deferred tax assets is restricted to those instances where it is probable that taxable profit will be available against which the difference can be utilized.

The amount of the asset or liability is determined using tax rates that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the deferred tax liabilities are settled / (recovered).

Deferred tax assets and liabilities are offset when the Group has a legally enforceable right to offset current tax assets and liabilities, and the deferred tax assets and liabilities relate to taxes levied by the same tax authority on either:

-	The same taxable entity within the Group, or
-	Different entities within the Group which intend either to settle current tax assets and liabilities on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

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

This cost is recognized as an expense together with an increase in equity throughout the period in which the service or performance conditions are satisfied (i.e., the vesting period). The accumulated expense recorded in connection with these transactions at the end of each year until the vesting date reflects the time elapsed between the vesting period and Management’s best estimate of the number of equity instruments that will vast. The charge to income/loss for the period represents the variation in the accumulated expense recorded between the beginning and the end of the year.

Non-market related service and performance conditions are not considered when determining the grant date fair value of the equity instruments, but the probability that the conditions are fulfilled is assessed as part of Management’s best estimate of the number of equity instruments that will vest. Market-related performance conditions are reflected in the grant date fair value. Any other conditions related to equity-settled share-based payment transactions but without a service requirement are considered as non-vesting conditions. Non-vesting conditions are reflected in the fair value of the equity instruments and are charged to income/loss immediately unless there are service and/or performance conditions as well.

No amount is recognized for transactions that will not vast because non-market related performance conditions and/or service conditions were not satisfied. When transactions include market-related conditions or non-vesting conditions, the transactions are considered to be vested, irrespective of whether a market-related condition or the non-vesting condition is satisfied, provided that all the other performance and/or service conditions are met.

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

When the transaction is settled by Bioceres Crop Solutions or by the counterparty, any remainder of the fair value is charged to income immediately.

The dilutive effect of current options is considered in the calculation of the diluted earnings per share.

The estimate of the fair value of equity-settled share-based payment transactions requires a determination to be made of the most adequate option pricing model to apply depending on the terms and conditions of the arrangement. This estimate also requires determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these transactions at the grant date by applying the Black-Scholes formula adjusted to consider the possible dilutive effect of the future exercise of the share options granted on their estimated fair value at grant date, as established in paragraph B41 of IFRS 2.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

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

6.    SIGNIFICANT TRANSACTIONS

ASSETS SUBJECT TO FORECLOSURE AND DISCONTINUED OPERATIONS

On November 10, 2025, we received a declaration of acceleration from the holders of the Secured Notes, alleging defaults under the note documents. On November 11, 2025, the holders commenced a lawsuit against us and certain of our subsidiaries and affiliates that guaranteed such notes in the Supreme Court of the State of New York, County of New York, captioned Jasper Lake Ventures One LLC, et al. v. Bioceres Crop Solutions Corp., et al. (Index No. 659704/2025), seeking full repayment of the amounts allegedly due under the notes. We have disputed the alleged defaults and the validity of the acceleration.

On December 18, 2025, the Court granted the noteholders a preliminary injunction prohibiting the transfer or encumbrance of the relevant collateral. On January 20, 2026, the Pro Farm Foreclosure auction was held at which the collateral pledged by Pro Farm Group, Inc. and Pro Farm Michigan Manufacturing, LLC was sold. An affiliate of the noteholders, PFG Holdings Corp., was the only bidder and submitted the winning credit bid of $15 million.

On June 16, 2026, the Court granted the noteholders partial summary judgment on liability, finding that multiple events of default had occurred under the note documents and that both us and our relevant guarantors are jointly and severally liable. On September 18, 2026, the Court granted the noteholders’ motion for summary judgment as to damages, and on September 23, 2026, the Court entered an order awarding the noteholders a judgment in the amount of approximately $110.1 million, plus per diem and statutory interest, and attorneys’ fees and costs totaling $1.4 million. On October 2, 2026, the Clerk entered the corresponding judgment. The judgment and the orders granting judgment in favor of the noteholders are currently on appeal in the New York Appellate Division, First Department.

As of the date of this report, this dispute has resulted in two additional actions currently pending in the Supreme Court of the State of New York, County of New York, captioned Bioceres Crop Solutions Corp. v. PFG Holding Corp. (Index No. 652841/2026) and Bioceres Crop Solutions Corp. v. Jasper Lake Ventures One LLC, et al. (Index No. 654087/2026). These actions relate to our continued dispute as to the alleged defaults, the validity of the acceleration, and the commercial reasonableness of the Pro Farm Foreclosure process. We have reserved all rights and remedies in this respect.

Due to the situation described above, as of June 30, 2026, the collateral assets subject to the court-mandated disposal process met the criteria set forth in IFRS 5 to be classified as non-current assets held for sale, as:

●	the assets were available for immediate sale in their present condition;
●	the sale was highly probable and imposed by a binding judicial rule;
●	an active and irreversible process to dispose of the assets had been initiated; and
●	the sale was expected to be completed within twelve months of the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

In accordance with IFRS 5, the assets classified as subject to foreclosure were measured at the lower of their carrying amount and fair value less costs to sell. Based on the $15.0 million consideration determined in the foreclosure auction, less the $1.4 million of court-awarded expenses, the Group recognized an impairment loss to reduce the carrying amount of the assets to their estimated recoverable amount.

The cumulative loss recognized due to the measurement in connection with the net assets subject to foreclosure amounted to $181.3 million, as detailed below.

Net assets reclassified as subject to foreclosure	194,905,248
Consideration offered net of court-awarded expenses	(13,600,000)
Net loss from foreclosure	181,305,248

The disposal group classified subject to foreclosure represents a separate major geographical area of operations, primarily related to the Group’s activities, mainly in the United States and Europe, and constitutes a significant component of the Group’s consolidated assets and revenues.

As a result, the disposal qualifies as a discontinued operation in accordance with IFRS 5. Consequently, from the foreclosure date onward:

●	the results of the discontinued operation have been presented separately from continuing operations in the consolidated statements of profit or loss and other comprehensive income;
●	the assets and liabilities related to the discontinued operation have been presented separately in the consolidated statement of financial position (“assets and liabilities subject to foreclosure”).
●	cash flow attributable to the discontinued operation have been presented separately from those of continuing operations in the consolidated statement of cash flows, disclosing operating, investing and financing cash flows; and
●	comparative information has been recast to reflect the discontinued operation presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Net assets classified as subject to foreclosure

The carrying amount of the net assets subject to foreclosure was estimated based on the best information available on the reporting date as the transition process remained ongoing and had not been formally finalized.

Amount
Current assets
Cash and cash equivalents	555,828
Trade receivables	22,427,071
Other receivables	3,046,129
Inventories	12,742,121
Non-current assets
Other receivables	2,229,671
Investment properties	568,967
Property, plant and equipment	12,171,900
Intangible assets	89,619,466
Goodwill	76,089,749
Right of use asset	4,884,724
Total assets subject to foreclosure	224,335,626

Current liabilities
Trade and other payables	20,483,115
Borrowings	21,046
Employee benefits and social security	369,852
Consideration for acquisition	7,530
Lease liabilities	988,531
Non-current liabilities
Borrowings	3,024,032
Deferred revenue and advances from customers	383,422
Lease liabilities	4,152,850
Total liabilities subject to foreclosure	29,430,378

Net assets subject to foreclosure	194,905,248

The assets subject to foreclosure had an aggregate carrying amount of $224.3 million, while the related liabilities amounted to $29.4 million, resulting in net assets subject to foreclosure of $194.9 million. The assets were remeasured based on the $15.0 million foreclosure consideration offered by the noteholders, net of $1.4 million of court-awarded expenses, plus $29.4 million of liabilities associated with the foreclosed assets expected to be assumed as part of the foreclosure process. Accordingly, the assets subject to foreclosure were remeasured to $44.4 million and presented separately in the consolidated statements of financial position as “Assets subject to foreclosure.”

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Net income from discontinued operations

As described above, the Group consolidated the discontinued operations through the foreclosure procedure. The results presented below as discontinued operations have been included in the consolidated financial statements for the year ended June 30, 2026, 2025 and 2024.

	06/30/2026	06/30/2025	06/30/2024
Revenues from contracts with customers	24,253,498	45,682,930	44,390,009
Cost of sales	(7,900,947)	(19,039,880)	(15,186,193)
Changes in the net realizable value of agricultural products after harvest	—	(428)	—
Research and development expenses	(3,577,786)	(5,459,224)	(8,810,509)
Selling, general and administrative expenses	(12,779,498)	(29,412,227)	(26,715,997)
Other income or expenses, net	129,029	(604,829)	40,903
Operating profit /(loss)	124,296	(8,833,658)	(6,281,787)

Financial cost	(361,892)	(3,760,311)	(2,061,990)
Other financial results	243,043	1,539,854	(2,844,412)
Loss before income tax	5,447	(11,054,115)	(11,188,189)

Income tax	(205,166)	1,344,872	2,825,034
Loss for the year from discontinued operations	(199,719)	(9,709,243)	(8,363,155)

7.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

7.1.  Cash and cash equivalents

	06/30/2026	06/30/2025
Cash at bank and on hand	7,215,888	19,488,145
Mutual funds	4,027,070	13,206,934
	11,242,958	32,695,079

7.2.  Other financial assets

	06/30/2026	06/30/2025
Current
Mutual funds	—	144,606
Trusts	793,632	895,660
Shares of Moolec Science S.A.	186,550	976,425
Other investments	21,059	23,347
	1,001,241	2,040,038

	06/30/2026	06/30/2025
Non-current
Other investments	—	58
	—	58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

7.3.  Trade receivables

	06/30/2026	06/30/2025
Current
Trade debtors	110,542,153	171,840,254
Allowance for impairment of trade debtors	(20,027,728)	(13,847,745)
Shareholders and other related parties (Note 17)	—	122
Allowance for credit notes to be issued	(927,128)	(711,663)
Trade debtors - Joint ventures and associates (Note 17)	429,387	4,179
Deferred checks	8,194,470	8,574,786
	98,211,154	165,859,933

	06/30/2026	06/30/2025
Non-current
Trade debtors	349,792	2,123,463
Allowance for impairment of trade debtors	(29,378)	(275,718)
Shareholders and other related parties (Note 17)	411,505	249,579
Trade debtors - Joint ventures and associates (Note 17)	—	409,510
	731,919	2,506,834

The book value is reasonably approximate to the fair value given its short-term nature.

Variations in the allowance for uncollectible trade receivables are reported in Note 7.17.

7.4.  Other receivables

	06/30/2026	06/30/2025
Current
Taxes	6,384,813	8,884,305
Shareholders and other related parties (Note 17)	4,656	77,045
Other receivables - Joint ventures and associates (Note 17)	226,617	200,000
Prepayments to suppliers	4,087,966	5,834,158
Prepaid expenses and other receivables	155,873	251,590
Miscellaneous	1,200,834	614,883
	12,060,759	15,861,981

	06/30/2026	06/30/2025
Non-current
Taxes	518,813	576,538
Shareholders and other related parties (Note 17)	—	2,698,047
Other receivables - Joint ventures and associates (Note 17)	14,304,069	18,947,793
Reimbursements over exports	1,175,598	1,204,269
Loans receivables	230,000	230,000
Miscellaneous	—	3,883
	16,228,480	23,660,530

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

7.5.  Inventories

	06/30/2026	06/30/2025
Seeds	—	5,317,730
Resale products	22,934,208	42,228,777
Manufactured products	11,476,925	13,648,705
Goods in transit	2,660,233	6,024,201
Supplies	10,972,172	19,286,246
Agricultural products	1,933,252	4,612,064
Allowance for obsolescence	(3,568,013)	(3,506,454)
	46,408,777	87,611,269

Net of agricultural products	44,475,525	82,999,205

The roll-forward of allowance for obsolescence is in Note 7.17. Inventories recognized as an expense during the years ended June 30, 2026, 2025 and 2024, amounted to $1.967, $1.548 and $0.587 million, respectively. Those expenses were included in cost of sales.

7.6.  Biological assets

Changes in Biological assets:

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	1,276,694	1,101,686	—	—	—	2,378,380
Initial recognition and changes in the fair value of biological assets at the point of harvest	326,896	3,001	(95,296)	(16,257)	222,797	441,141
Costs incurred during the year	2,756,925	1,941,574	128,269	21,909	269,903	5,118,580
Decrease due to harvest/disposals	(4,360,515)	(2,451,718)	(32,973)	(5,652)	(492,700)	(7,343,558)
Year ended June 30, 2026	—	594,543	—	—	—	594,543

	Soybean	Corn	Wheat	Barley	Sunflower	Total
Beginning of the year	—	—	220,682	73,452	—	294,134
Initial recognition and changes in the fair value of biological assets at the point of harvest	593,001	435,725	579,313	158,080	(1,256)	1,764,863
Costs incurred during the year	1,959,381	1,814,249	444,303	162,342	55,063	4,435,338
Decrease due to harvest/disposals	(1,275,688)	(1,148,288)	(1,244,298)	(393,874)	(53,807)	(4,115,955)
Year ended June 30, 2025	1,276,694	1,101,686	—	—	—	2,378,380

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

7.7.  Property, plant and equipment

Property, plant and equipment as of June 30, 2026 and 2025, included the following:

	Net								Net
	carrying				Subject to			Foreign	carrying
	amount				foreclosure	Depreciation		currency	amount
Class	06/30/2025	Additions	Transfers	Disposals(2)	(Note 6)	of the year(1)	Revaluation	translation	06/30/2026
Office equipment	369,451	36,140	18,062	(2,937)	—	(78,749)	—	8,098	350,065
Vehicles	1,337,784	3,726	—	(181,337)	—	(567,722)	—	2,828	595,279
Equipment and computer software	331,763	34,934	—	(2,964)	—	(247,781)	—	9,553	125,505
Fixtures and fittings	2,159,631	21,268	4,795,492	(29,610)	(77,040)	(1,302,030)	—	1,460	5,569,171
Machinery and equipment	14,441,869	407,237	7,416,681	(67,569)	(5,778,571)	(3,634,319)	—	173,932	12,959,260
Land and buildings	39,076,126	67,122	2,297,558	—	(3,968,509)	(1,233,971)	3,208,893	138,527	39,585,746
Buildings in progress	16,858,762	2,103,874	(14,527,793)	(638,270)	(2,347,780)	—	—	22,042	1,470,835
Total	74,575,386	2,674,301	—	(922,687)	(12,171,900)	(7,064,572)	3,208,893	356,440	60,655,861

	Net						Net
	carrying					Foreign	carrying
	amount				Depreciation	currency	amount
Class	06/30/2024	Additions	Transfers	Disposals	of the year(1)	translation	06/30/2025
Office equipment	410,338	39,611	—	(4,791)	(78,901)	3,194	369,451
Vehicles	2,200,349	35,915	—	(17,239)	(882,264)	1,023	1,337,784
Equipment and computer software	507,469	65,953	—	(323)	(256,198)	14,862	331,763
Fixtures and fittings	2,786,470	9,084	225,338	(6,789)	(860,822)	6,350	2,159,631
Machinery and equipment	16,710,328	563,352	122,653	(143,947)	(2,891,448)	80,931	14,441,869
Land and buildings	39,677,902	—	348,085	—	(1,021,176)	71,315	39,076,126
Buildings in progress	12,280,422	5,264,663	(696,076)	—	—	9,753	16,858,762
Total	74,573,278	5,978,578	—	(173,089)	(5,990,809)	187,428	74,575,386
(1)	For the years ended June 30, 2026 and 2025, depreciation expense of $1,155,709 and $1,266,531, respectively, related to property, plant and equipment has been reclassified to Loss from discontinued operations in the consolidated statement of comprehensive income.
(2)	As of June 30, 2026, disposals include $782,764 related to assets derecognized upon the deconsolidation of Natal Agro S.R.L. following the loss of control.

The depreciation charge is included in Notes 8.3 and 8.4. The Group has no commitments to purchase property, plant and equipment items.

A detail of restricted assets is provided in Note 20.

Revaluation of property, plant and equipment

The Group updates frequently their assessment of the fair value of its land and buildings taking into account the most recent independent valuations and market data. Last valuations were performed as of June 30, 2026. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates.

All resulting fair value estimates for properties are included in level 2 or 3 depending on the methodology used.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The following are the carrying amounts that would have been recognized if land and building were stated at cost.

Class of property	06/30/2026	06/30/2025
Land and buildings	25,912,392	28,304,611

7.8.  Intangible assets

Intangible assets as of June 30, 2026 and 2025 included the following:

	Net						Net
	carrying		Transfers,	Subject to		Foreign	carrying
	amount		Disposals &	foreclosure	Amortization	currency	amount
Class	06/30/2025	Additions	Impairments (2)	(Note 6)	of the year (1)	translation	06/30/2026
Seed and integrated products
HB4 technology and breeding program (3)	36,464,171	767,710	(5,620,765)	—	(2,309,306)	—	29,301,810
Integrated seed products (3)	2,526,410	—	(2,383,280)	—	(143,130)	—	—
Crop nutrition
Microbiological products	43,570,818	130,207	—	(38,485,408)	(2,394,879)	35,519	2,856,256
Microbiological products in progress (4)	11,909,700	2,503,821	(2,602)	(8,187,674)	—	—	6,223,245
Other intangible assets
Trademarks and patents	43,983,868	35,369	—	(41,664,092)	(1,889,733)	—	465,413
Trademarks and patents with indefinite useful lives (4)	10,045,294	—	(2,217,985)	—	—	—	7,827,309
Software	1,313,947	6,794	473,673	—	(1,112,210)	(223)	681,981
Software in progress	609,953	47,606	(501,017)	—	—	—	156,542
Customer loyalty	20,268,101	—	—	(1,282,292)	(1,276,044)	—	17,709,765
RG/RS/OX Wheat	10,480,817	—	—	—	(1,048,082)	—	9,432,735
Total	181,173,079	3,491,507	(10,251,976)	(89,619,466)	(10,173,384)	35,296	74,655,056

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

	Net					Net
	carrying				Foreign	carrying
	amount		Transfers &	Amortization	currency	amount
Class	06/30/2024	Additions	Disposals	of the year (1)	translation	06/30/2025
Seed and integrated products
HB4 technology and breeding program	35,574,371	3,164,283	—	(2,274,483)	—	36,464,171
Integrated seed products	2,681,826	—	—	(194,339)	38,923	2,526,410
Crop nutrition
Microbiological products	41,187,249	286,665	3,605,198	(1,511,420)	3,126	43,570,818
Microbiological products in progress	10,452,861	5,163,500	(3,706,661)	—	—	11,909,700
Other intangible assets
Trademarks and patents	48,028,369	158,557	(122,305)	(4,080,753)	—	43,983,868
Trademarks and patents with indefinite useful lives	9,922,989	—	122,305	—	—	10,045,294
Software	1,827,983	16,222	146,839	(676,995)	(102)	1,313,947
Software in progress	580,728	176,064	(146,839)	—	—	609,953
Customer loyalty	21,636,760	—	—	(1,368,659)	—	20,268,101
RG/RS/OX Wheat	5,000,000	6,528,899	—	(1,048,082)	—	10,480,817
Total	176,893,136	15,494,190	(101,463)	(11,154,731)	41,947	181,173,079
(1)For the years ended June 30, 2026 and 2025, amortization expense of $3,630,043 and $5,041,228, respectively, related to intangible assets has been reclassified to Loss from discontinued operations in the consolidated statement of comprehensive income.
(2)As of June 30, 2026, disposals include $2,217,985 related to assets derecognized upon the deconsolidation of Natal Agro S.R.L. following the loss of control.
(3)HB4 Technology and Integrated Seed Products, an intangible asset allocated to the Bioceres Crops CGU, was tested for impairment following events and changes in circumstances indicating that its carrying amount may not be recoverable. While the transition of the HB4 business model toward a standard licensing-based commercialization strategy began in prior periods, management reassessed the asset’s expected future economic benefits based on updated projections and revised assumptions reflecting the current commercial outlook. As a result of this assessment, the impairment test concluded that the carrying amount of the asset exceeded its estimated recoverable amount. Accordingly, as of June 30, 2026, the Group recognized within ‘Other income or expenses, net’ in the consolidated statement of comprehensive income, an impairment loss of the net carrying amount for a total of $15.5 million resulting in the full write-down of the Integrated Seed Products intangible asset of $2.4 million, together with the goodwill allocated to the Bioceres Crops CGU (see Note 7.9) of $7.5 million and $5.6 million of the net carrying amount of HB4 Technology.

The recoverable amount of HB4 Technology was estimated at $29.3 million. The Group will continue to monitor the performance of the underlying business and the assumptions supporting future cash flow projections as market conditions and commercialization strategies evolve.

Sensitivity analysis. Had the market share used in the value-in-use calculation as of June 30, 2026 been 5% lower, and the post-tax discount rate 2% higher than management’s estimates, the Group would have been required to recognize an additional impairment loss of $4.6 million against the carrying amount of HB4 Technology.

(4)Microbiological products in progress and Trademarks and patents with indefinite useful lives are intangible assets allocated to the Rizobacter S.A. CGU.

The amortization charge is included in Notes 8.3 and 8.4.

There are no intangibles assets whose use has been restricted, or which have been delivered as a guarantee. The Group has not assumed any commitments to acquiring new intangibles.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

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

The Group is required to perform an annual impairment test for non-depreciating assets, either because they are not available for use, with indefinite useful lives, or for other intangible assets when events or changes in circumstances indicate that their carrying amount may not be recoverable. The recoverable amount is determined based on calculations of value in use. This method requires estimating future cash flows and determining a discount rate to calculate the present value of those cash flows.

Management has developed estimates based on its cash flow projections. All key assumptions values reflect past experience or, if appropriate, are consistent with external sources of information.

Key assumption	Management’s approach
Discount rate

The average discount rate applied was approximately 8%.

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

A projection horizon longer than five years was adopted, as the CGUs are linked to biological products that require extended development and regulatory approval timelines across multiple target countries. Due to the nature of these products and the maturity level of the markets involved, a longer time frame is essential to reasonably capture the expected cash flow and the time needed to reach commercial readiness and registration milestones. Projected range period used: 8-17 years.

Management estimates that any reasonably possible change in any of these key assumptions would not cause the aggregate carrying amount of the CGU to exceed its recoverable amount.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

7.9.  Goodwill

	06/30/2026	06/30/2025
Rizobacter Argentina S.A.	28,080,271	28,080,271
Bioceres Crops S.A. (1)	—	7,523,322
Pro Farm Group, Inc. (Note 6)	—	76,089,749
Insumos Agroquímicos S.A.	470,090	470,090
	28,550,361	112,163,432
(1)As mentioned in Note 7.8, the Bioceres Crops CGU and the assets allocated thereto were tested for impairment following events and changes in circumstances indicating that their carrying amounts may not be recoverable. Accordingly, the Group recognized an impairment loss resulting in the full write-down of the $7.5 million goodwill balance allocated to the CGU, which was recorded within “Other income or expenses, net” in the consolidated statement of comprehensive income.

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

Rizobacter CGU. This CGU is composed of all revenues collected through Rizobacter from the production and sale of its own products and third-party products, both in the domestic and international markets. Additionally, Rizobacter generates revenue from the formulation, fragmentation and resale of third-party products.

Insuagro CGU. This CGU is composed of all revenues collected through Insuagro from the production and sale of its own products and third-party products in the domestic markets.

Bioceres Crops CGU. This CGU was composed of the expected revenues from the commercialization of R&D-intensive products associated with HB4.

Pro Farm CGU. This CGU was composed of all revenues collected through Pro Farm from the production and sale of proprietary and third-party products, both in the domestic and international markets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Management has made estimates considering the cash flow projections projected by the management and third-party valuation reports on the assets, intangible assets and liabilities assumed. All key assumptions values reflect past experience or, if appropriate, are consistent with external sources of information. The key assumptions utilized are the following:

Key assumption	Management’s approach
Discount rate

The average discount rate used was approximately 8%.

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

The prices (Rizobacter CGU) and royalties (Bioceres Crops CGU) estimated in the revenue projections are based on current and projected market prices for the products and services of the CGUs.

Terminal value	The growth rate used to extrapolate the future cash flow projections to terminal period is 2%.

The period used for projection was 5 years, except those CGUs that are linked to biological products that require extended development and regulatory approval timelines across multiple target countries. Due to the nature of these products and the maturity level of the markets involved, a longer time frame is essential to reasonably capture the expected cash flow and the time needed to reach commercial readiness and registration milestones. Projected range period used: 8-17 years.

Rizobacter CGU: If, as of June 30, 2026, the market share used in the value-in-use calculation for Rizobacter’s CGU had been 5% lower, the post-tax discount rate applied to the cash flow projections had been 1% higher, and the terminal growth rate had been 0.5% lower than management’s estimates, the recoverable amount of the CGU would have been approximately $9 million below its carrying amount.

7.10.  Investment properties

	06/30/2026	06/30/2025
Investment properties	—	570,324
	—	570,324

The book value of the investment property does not differ significantly from its fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

7.11.  Trade and other payables

	06/30/2026	06/30/2025
Current
Trade creditors	49,091,273	87,073,151
Shareholders and other related parties (Note 17)	195,585	286,172
Trade creditors - Parent company (Note 17)	—	878,874
Trade creditors - Joint ventures and associates (Note 17)	2,476,882	3,625,406
Taxes	4,980,301	3,283,856
Miscellaneous	930,403	1,285,145
	57,674,444	96,432,604

Non-current
Trade creditors	2,633,003	4,785,300
Trade creditors - Joint ventures and associates (Note 17)	39,323,933	43,696,426
	41,956,936	48,481,726

7.12.  Borrowings

	06/30/2026	06/30/2025
Current
Bank borrowings	46,194,472	93,752,214
Corporate bonds	107,132	25,265,276
Trust debt securities	—	710,636
Shareholders and other related parties (Note 17)	958,663	—
	47,260,267	119,728,126
Non-current
Bank borrowings	20,515,091	12,271,490
Corporate bonds	38,350,225	25,926,536
Shareholders and other related parties (Note 17)	1,117,326	—
	59,982,642	38,198,026

The carrying value of some borrowings as of June 30, 2026 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	06/30/2026		06/30/2025
	Amortized		Amortized
	cost	Fair value	cost	Fair value
Current
Bank borrowings	46,194,472	38,827,378	93,752,214	83,183,234
Corporate Bonds	107,132	105,074	25,265,276	22,529,823

Non-current
Bank borrowings	20,515,091	16,247,035	12,271,490	9,402,501
Corporate Bonds	38,350,225	32,040,284	25,926,536	18,732,545

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Cooperatieve Rabobank U.A.

In prior fiscal year, our subsidiary Rizobacter Argentina S.A., together with Pro Farm Technologies Oy, entered into a $20 million financing agreement with Coöperatieve Rabobank U.A. (“Rabobank”), the principal terms of which are summarized below:

●Tranche I: up to $3 million available to Pro Farm Technologies Oy for general corporate purposes, bearing interest at Term SOFR + 6.15% per annum, with semi-annual interest payments.
●Tranche II: up to $17 million available to Rizobacter Argentina S.A. as an export pre-financing credit facility, bearing interest at Term SOFR + 5.15% per annum, with semi-annual interest payments.

The principal amount is repayable in seven semi-annual installments commencing on June 15, 2026 and ending on June 15, 2029.

As a result of the circumstances described in Note 2, the Group’s operating performance indicators were adversely affected, leading to non-compliance, as of the end of the prior fiscal year, with certain financial covenants established under the agreement. Accordingly, the related debt balance was classified as current at that date.

On September 5, 2025, the Group entered into a waiver and amendment agreement with Rabobank, pursuant to which Rabobank waived the covenant breaches for the fiscal year ended June 30, 2025. The amendment included the following key financial provisions: (i) revised step-down limits for the Net Financial Debt-to-EBITDA ratio; (ii) the establishment of a maximum gross financial indebtedness threshold; (iii) restrictions on granting new intercompany loans in excess of the amounts outstanding at the date of execution of the amendment, unless funded directly by the parent company; and (iv) a limitation whereby, during the fiscal years ending June 30, 2026 and June 30, 2027, capital expenditures would be restricted to maintenance investments.

Notwithstanding the foregoing amendments, as described in Note 2, the Group subsequently lost control of Pro Farm Technologies Oy and, as a consequence, ceased to comply with the change-of-control provisions set forth in the agreement. Accordingly, and considering the Group’s joint and several liability under the facility, the $12.4 million non-current portion of the approximately $15.3 million outstanding balance was reclassified as current as of the reporting date.

Furthermore, pursuant to the same joint and several liability provisions, the outstanding balance borrowed by Pro Farm Technologies Oy could also become payable by the Group.

Corporate bonds

On February 26, 2026, Rizobacter Argentina S.A. obtained the consent of holders representing at least 70% of the outstanding principal amount of its Series VIII Class B corporate bonds, which had originally been issued for $5.1 million, with an outstanding principal balance of $3.8 million, an original maturity date of February 10, 2026, and an interest rate of 3.98%. As a result, the terms of the corporate bonds were amended to include: (i) an increase in the interest rate to 9.0%, payable semi-annually; (ii) an extension of the final maturity date to 42 months from the settlement date; and (iii) a revised amortization schedule providing for an initial repayment of 20% at settlement, with the remaining balance payable in installments through the final maturity date.

In addition, on June 5, 2026, Rizobacter Argentina S.A. completed an exchange offer for its Series IX Class A and Class B corporate bonds and Series X Class A and Class B corporate bonds through the issuance of Series XI corporate bonds, comprising three classes, with an aggregate nominal amount of approximately $36.9 million. The new corporate bonds were issued at a fixed nominal annual interest rate of 9.0% and provide for a staggered amortization schedule, with final maturity on September 3, 2029. Under this schedule, principal repayments consist of 20% in June 2026, 20% in November 2027, 5% in March 2028, 20% in September 2028, 5% in March 2029, and the remaining 30% in September 2029.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Bank debt restructuring at Rizobacter

During current fiscal year, Rizobacter Argentina S.A. completed a comprehensive refinancing process with all of its lending financial institutions. As a result, borrowings originally scheduled to mature between October 2025 and July 2026 were substantially refinanced and replaced with revised repayment schedules extending through 2028 and, in certain cases, 2029.

The refinanced facilities generally bear fixed annual interest rate of 9%, while certain peso-denominated borrowings accrue interest at a variable rate of TAMAR plus 5 percentage points. The new financing arrangements provide for staggered amortization schedules and were designed to improve the Group’s debt maturity profile and overall liquidity position.

In connection with these financing agreements, the Group is subject to compliance with certain financial covenants, which are tested annually in accordance with the terms established in the respective contracts. As of June 30, 2026, the Group was not in compliance with all of them and accordingly, financial obligations totaling $14.6 million were classified as current liabilities in these consolidated financial statements.

7.13.  Secured Notes

For the reasons outlined in Notes 2 and 6, since June 30, 2025, the Group has been unable to demonstrate an unconditional right to defer settlement of the liability for at least twelve months. Accordingly, the liability was reclassified as current as of that date.

Pursuant to the terms of the agreement and following the allegation of the event of default, the Group accrued a prepayment premium fee of $6.1 million as of June 30, 2026, of which $4.9 million had already been recognized as of June 30, 2025, and the outstanding balance became subject to an additional 5% default interest rate.

The carrying amount of the liability as of June 30, 2026 was $121.9 million. The $110.1 million judgment amount awarded by the Court on September 23, 2026, mentioned in Note 6, can be reconciled to such carrying amount by deducting the $15 million credit bid and the court-awarded expenses of $1.4 million and adding $4.6 million of interest accrued from June 30, 2026 through September 23, 2026.

7.14.  Employee benefits and social security

	06/30/2026	06/30/2025
Salaries, accrued incentives, vacations and social security	4,712,073	6,108,130
Key management personnel (Note 17)	134,082	65,882
	4,846,155	6,174,012

7.15.  Deferred revenue and advances from customers

	06/30/2026	06/30/2025
Current
Advances from customers	2,140,338	4,282,668
	2,140,338	4,282,668
Non-current
Deferred revenue	1,436,912	1,436,912
	1,436,912	1,436,912

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

7.16.  Provisions

	06/30/2026	06/30/2025
Provisions for contingencies	6,325,454	1,267,572
	6,325,454	1,267,572

Following the recent bankruptcy decreed in March 2026 of Bioceres S.A. – our formerly controlling parent, and the parent of Bioceres LLC – and changes in its controlling ultimate parent, the Group reassessed the economic and legal substance of certain historical arrangements. We concluded that, in light of the resulting financial condition and the limited recovery capacity of Bioceres LLC, it is probable that the Group will be required to assume obligations previously supported by Bioceres LLC. Accordingly, the Group’s subsidiary, RASA Holding LLC, recognized a provision in respect of these contingent payment obligations, as described below.

As part of the corporate reorganization that led in March 2019 to the formation of Bioceres Crop Solutions Corp., Bioceres Inc. (subsequently converted into Bioceres LLC) contributed its crop protection business to BCS Holding Inc., including RASA Holding as a subsidiary. In that context, certain obligations related to prior acquisitions, including contingent payment obligations arising from share purchase agreements, were assumed by Bioceres LLC in exchange for equity interest in RASA Holding and, ultimately, in Bioceres Crop Solutions Corp. However, as a consequence of the bankruptcy event of Bioceres S.A., changes in its ultimate controlling parent, and the resulting inability of Bioceres LLC to meet such obligations, the Group has reassessed its exposure considering the underlying contractual structure. In particular, the Group has concluded that, given the nature of the agreements and the obligations that may arise therefrom, it may ultimately be required to assume payment of such contingent amounts directly, in substitution of Bioceres LLC.

The contingent payment obligations arise from the Share Purchase Agreements executed on October 18, 2016, in connection with the acquisition of Rizobacter Argentina S.A. These agreements include purchase price adjustment clauses that establish additional consideration payable upon the occurrence of specific conditions, primarily linked to the favorable and final resolution of certain judicial proceedings from a disputed transfer of shares that occurred in 1995 affecting the ownership and enforceability of the underlying shares.

The additional consideration is contractually payable only upon the full satisfaction of cumulative conditions, including the issuance of final and binding judicial decisions rejecting the claims brought by third parties, the conclusion of all related proceedings with no pending appeals or actions, the absence of any additional claims that may affect the transferred shares, and the expiration of applicable statutory periods related to the potential review of such decisions. As a result, the obligation is subject to uncertainty and is dependent on future events that are outside the control of the Group.

Based on the information available as of the reporting date, we have concluded that, in the event of a judicial claim arising from the inability to recover the credit from Bioceres LLC due to its insolvency, it is probable that the Group would be deemed responsible of the underlying debt and, as a consequence, would be required to assume all or a portion of the related contingent payment obligations. Accordingly, the Group has recognized a provision in accordance with IAS 37, measured as the best estimate of the expenditure that would be required to settle the present obligation, taking into consideration the contractual terms and the current assessment of the relevant legal and financial circumstances. Although the assumption of such obligations would, in principle, give rise to a right of reimbursement against Bioceres LLC, no reimbursement asset has been recognized, as recovery is not considered virtually certain within the meaning of IAS 37 and, in any event, is not regarded as collectible given Bioceres LLC’s financial condition.

The total provision recognized amounts to $3.5 million, which represents the present value of the estimated obligation, determined based on management’s assessment of the probability of occurrence of the triggering conditions and the expected timing of the related cash outflows. The nominal contractual exposure associated with these arrangements amounts to $17.25 million, which represents the maximum potential liability (cap) under the relevant agreements. The ultimate timing and amount of any cash outflow remain uncertain and will depend on the final outcome and timing of the underlying judicial proceedings, as well as on future legal developments, including the potential for extrajudicial settlements.

The Group continues to monitor the situation with legal advice, and the provision will be reassessed periodically and adjusted as necessary to reflect the best estimate of the potential obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

7.17.  Changes in allowances and provisions

				Subject to	Deconsolidation	Currency
			Uses and	foreclosure	of subsidiary	conversion
Item	06/30/2025	Additions(1)	reversals	(Note 6)	(Note 13)	difference	06/30/2026
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(14,123,463)	(5,703,377)	1,663,857	105,050	—	(1,999,173)	(20,057,106)
Allowance for obsolescence	(3,506,454)	(1,967,300)	704,997	1,125,337	—	75,407	(3,568,013)
Total deducted from assets	(17,629,917)	(7,670,677)	2,368,854	1,230,387	—	(1,923,766)	(23,625,119)

INCLUDED IN LIABILITIES
Provisions for contingencies(2)	(1,267,572)	(5,901,817)	513,228	—	355,898	(25,191)	(6,325,454)
Total included in liabilities	(1,267,572)	(5,901,817)	513,228	—	355,898	(25,191)	(6,325,454)
Total	(18,897,489)	(13,572,494)	2,882,082	1,230,387	355,898	(1,948,957)	(29,950,573)

				Currency
			Uses and	conversion
Item	06/30/2024	Additions(1)	reversals	difference	06/30/2025
DEDUCTED FROM ASSETS

Allowance for impairment of trade debtors	(7,050,280)	(7,123,716)	—	50,533	(14,123,463)
Allowance for obsolescence	(3,087,563)	(1,547,723)	1,158,036	(29,204)	(3,506,454)
Total deducted from assets	(10,137,843)	(8,671,439)	1,158,036	21,329	(17,629,917)

INCLUDED IN LIABILITIES
Provisions for contingencies	(1,255,702)	(335,773)	309,793	14,110	(1,267,572)
Total included in liabilities	(1,255,702)	(335,773)	309,793	14,110	(1,267,572)
Total	(11,393,545)	(9,007,212)	1,467,829	35,439	(18,897,489)
(1)	For the years ended June 30, 2026 and 2025, provision expense of $72,538 and $90,898, has been reclassified to Loss from discontinued operations in the consolidated statement of comprehensive income.
(2)	The provision for contingencies charge is included in Notes 8.4 and 8.5.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

8.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

8.1.  Revenue from contracts with customers

	06/30/2026	06/30/2025	06/30/2024
Sale of goods and services	235,222,435	272,815,369	399,164,092
Royalties	933,157	1,414,864	986,602
Right of use licenses	1,679,733	13,430,824	20,287,845
	237,835,325	287,661,057	420,438,539

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 17.

On January 23, 2026, we entered into an amendment to the Global Commercial Collaboration Agreement with Syngenta Crop Protection AG, designed to align the contractual framework with changes in the product portfolio, market scope, and the stage of development of the collaboration, without modifying its strategic nature. The amendment primarily introduces changes related to commercial targets, distribution rights, and exclusivity provisions. In particular, it revises the scope of exclusivity by product and territory, including differentiated arrangements for certain countries and product lines, and formalizes the inclusion and removal of specific products under the agreement.

8.2.  Cost of sales

Item	06/30/2026	06/30/2025	06/30/2024
Inventories as of the beginning of the year	82,999,205	110,913,884	111,990,145
Subject to foreclosure (Note 6)	(12,742,121)	—	—
Deconsolidation of subsidiary (Note 13)	(4,392,180)	—	—
Business combination	—	—	4,031,412
Purchases of the year	107,152,833	149,950,181	249,648,267
Production costs (1)	23,541,266	25,177,920	24,672,636
Foreign currency translation	3,011,958	382,092	(1,206,764)
Subtotal	199,570,961	286,424,077	389,135,696
Inventories as of the end of the year (2)	(44,475,525)	(82,999,205)	(110,913,884)
Cost of sales (3)	155,095,436	203,424,872	278,221,812
(1)	For the years ended June 30, 2026, 2025 and 2024, production costs amounting to $2,966,222, $4,999,315 and $4,935,589, respectively, were reclassified to Loss from discontinued operations in the consolidated statement of comprehensive income.
(2)	Net of agricultural products.
(3)	For the year ended June 30, 2025, and 2024, cost of sales amounting to $19,039,880 and $15,186,193, respectively, were reclassified to Loss from discontinued operations in the consolidated statement of comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

8.3.  R&D classified by nature

	Research	Research	Research
	and	and	and
	development	development	development
	expenses	expenses	expenses
Item	06/30/2026	06/30/2025	06/30/2024
Amortization of intangible assets	4,621,754	4,204,390	3,206,969
Analysis and storage	—	—	5,302
Commissions and royalties	—	14,179	—
Depreciation of property, plant and equipment	786,906	680,427	511,525
Freight and haulage	3,028	2,025	15,295
Employee benefits and social securities	1,185,045	2,204,371	1,941,035
Maintenance	31,056	98,286	153,737
Energy and fuel	6,557	5,576	8,101
Supplies and materials	2,295,914	1,704,919	1,512,037
Mobility and travel	36,394	99,212	135,249
Share-based incentives	—	80,229	308,797
Professional fees and outsourced services	2,041,450	167,136	282,701
Professional fees related parties	—	90,533	256,877
Office supplies	3,615	14,709	14,144
Information technology expenses	6,051	22,066	8,675
Insurance	11,122	12,234	11,776
Depreciation of leased assets	—	54,505	—
Miscellaneous	4,549	801	312
Total	11,033,441	9,455,598	8,372,532

	06/30/2026	06/30/2025	06/30/2024
R&D capitalized (Note 7.8)	3,401,738	8,614,448	11,855,766
R&D profit and loss	11,033,441	9,455,598	8,372,532
Total	14,435,179	18,070,046	20,228,298

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

8.4.  Expenses classified by nature and function

		Selling, general
		and
		administrative	Total
Item	Production costs	expenses	06/30/2026
Amortization of intangible assets	114,641	1,806,946	1,921,587
Commissions and royalties	887,127	1,152,941	2,040,068
Import and export expenses	—	227,443	227,443
Depreciation of property, plant and equipment	2,748,570	2,373,387	5,121,957
Depreciation of leased assets	2,332,382	1,001,732	3,334,114
Impairment of receivables	—	5,630,839	5,630,839
Freight and haulage	463,940	5,147,142	5,611,082
Employee benefits and social securities	6,928,182	24,406,269	31,334,451
Maintenance	1,609,089	1,578,642	3,187,731
Energy and fuel	820,316	94,385	914,701
Supplies and materials	253,061	604,901	857,962
Mobility and travel	56,951	1,707,341	1,764,292
Publicity and advertising	11	1,899,300	1,899,311
Contingencies	1,377,281	1,024,670	2,401,951
Share-based incentives	—	164,030	164,030
Professional fees and outsourced services	777,113	9,089,252	9,866,365
Office supplies and registrations fees	78,659	588,569	667,228
Insurance	135,305	2,065,019	2,200,324
Information technology expenses	13,494	2,089,244	2,102,738
Obsolescence	1,967,300	—	1,967,300
Taxes	8,152	8,383,931	8,392,083
Miscellaneous	3,470	191,903	195,373
Total	20,575,044	71,227,886	91,802,930

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2025
Amortization of intangible assets	351,240	1,557,873	1,909,113
Analysis and storage	—	14,744	14,744
Commissions and royalties	835,082	1,707,036	2,542,118
Import and export expenses	—	826,942	826,942
Depreciation of property, plant and equipment	1,699,712	2,344,139	4,043,851
Depreciation of leased assets	2,458,547	1,800,464	4,259,011
Impairment of receivables	—	7,032,818	7,032,818
Freight and haulage	1,002,788	9,736,765	10,739,553
Employee benefits and social securities	7,531,692	29,170,375	36,702,067
Maintenance	1,671,113	1,873,461	3,544,574
Energy and fuel	658,621	104,541	763,162
Supplies and materials	510,048	1,585,890	2,095,938
Mobility and travel	102,791	2,223,186	2,325,977
Publicity and advertising	—	3,913,059	3,913,059
Contingencies	84,567	251,206	335,773
Share-based incentives	286,472	3,335,650	3,622,122
Professional fees and outsourced services	1,079,379	8,159,169	9,238,548
Professional fees related parties	—	1,102	1,102
Office supplies and registrations fees	70,038	802,950	872,988
Insurance	163,455	2,247,992	2,411,447
Information technology expenses	37,521	2,540,271	2,577,792
Obsolescence	1,547,723	—	1,547,723
Taxes	61,929	12,262,383	12,324,312
Miscellaneous	25,887	209,329	235,216
Total	20,178,605	93,701,345	113,879,950

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

		Selling,
		general and
	Production	administrative	Total
Item	costs	expenses	06/30/2024
Amortization of intangible assets	239,545	1,532,204	1,771,749
Analysis and storage	598	160,133	160,731
Commissions and royalties	217,000	1,691,440	1,908,440
Import and export expenses	147,392	448,938	596,330
Depreciation of property, plant and equipment	1,848,833	2,121,188	3,970,021
Depreciation of leased assets	1,312,849	1,024,991	2,337,840
Impairment of receivables	—	753,428	753,428
Freight and haulage	926,040	11,449,561	12,375,601
Employee benefits and social securities	7,725,756	27,328,708	35,054,464
Maintenance	1,677,171	2,138,566	3,815,737
Energy and fuel	598,496	60,535	659,031
Supplies and materials	945,988	2,133,463	3,079,451
Mobility and travel	133,516	2,747,867	2,881,383
Publicity and advertising	233	4,406,708	4,406,941
Contingencies	66,682	300,444	367,126
Share-based incentives	1,001,274	11,477,051	12,478,325
Professional fees and outsourced services	1,852,115	7,084,075	8,936,190
Professional fees related parties	—	225,950	225,950
Office supplies and registrations fees	158,967	1,126,608	1,285,575
Insurance	182,822	1,410,327	1,593,149
Information technology expenses	14,705	3,007,280	3,021,985
Obsolescence	581,804	4,711	586,515
Taxes	101,407	14,120,585	14,221,992
Miscellaneous	3,854	220,152	224,006
Total	19,737,047	96,974,913	116,711,960

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

8.5.  Other income or expenses, net

	06/30/2026	06/30/2025	06/30/2024
Net result from commercialization of agricultural products	(23,209)	(1,890,110)	(3,560,703)
Expenses recovery	609,191	6,808	336,815
Result of intangible asset sales (1)	—	7,751,311	—
Other contingencies (Note 7.16)	(3,499,866)	—	—
Gain from a bargain purchase	—	—	1,032,327
Loss from impairment of intangible assets (Note 7.8)	(15,584,021)	—	—
Loss from impairment of other receivables from joint ventures and associates (2)	(7,667,621)	—	—
Others	1,967,135	1,512,790	652,103
	(24,198,391)	7,380,799	(1,539,458)
(1)On March 28, 2025, we agree to transfer all rights, licenses, and materials containing or pertaining to the Soy ANF trait and pay $750,000 to a Arcadia Biosciences Inc in exchange for (i) RG and OX Wheat Patents and RS exclusive rights; (ii) the cancellation of all Royalty Payments, which included 25% of the Net Wheat Technology Licensing Revenues and 6% of the Net HB4 Soybean Revenues up to $10 million; and (iii) the release from any Performance Benchmark Obligations related to the RG, OX, and RS Varieties which amounted to $8.1 million. This transaction resulted in the accounting of a gain from the exchange of intangible assets amounting to $7.5 million.
(2)As of June 30, 2026, the Group had net receivables from Moolec Science SA, and Trigall Genectis S.A., of $9.6 million and $6.2 million, respectively. In accordance with IFRS 9, the Group recognized an expected credit loss allowance of $7.7 million based on management’s assessment of the recoverability of these receivables as of the reporting date. Subsequent to year-end, on October 20, 2026, at an extraordinary general meeting, Moolec’s shareholders approved, among other matters, the voluntary winding-up of Moolec Science SA. Management continues to monitor developments and will reassess the recoverability of these receivables as additional information becomes available.

8.6.  Finance results

	06/30/2026	06/30/2025	06/30/2024
Financial costs
Interest expenses with the Parent (Note 17)	—	—	(45,852)
Interest expenses	(35,399,465)	(21,887,245)	(22,028,587)
Financial commissions	(4,523,759)	(3,191,262)	(2,735,269)
	(39,923,224)	(25,078,507)	(24,809,708)

Other financial results
Exchange differences generated by assets	(5,528,265)	(12,146,222)	(15,750,105)
Exchange differences generated by liabilities	2,912,529	5,157,370	19,507,281
Changes in fair value of financial assets or liabilities and other financial results	(3,597,166)	(16,587,194)	(10,487,174)
Prepayment premium fee (Note 7.13)	(6,119,022)	(4,870,021)	—
Net gain of inflation effect on monetary items	183,717	409,356	1,660,783
	(12,148,207)	(28,036,711)	(5,069,215)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

9.    TAXATION

The balances of income tax and minimum presumed income tax recoverable and payable are as follows:

	06/30/2026	06/30/2025
Current assets
Income tax	1,445,908	1,864,817
	1,445,908	1,864,817
Non-current assets
Income tax	—	17,995
	—	17,995

	06/30/2026	06/30/2025
Liabilities
Income tax	4,866,139	452,800
	4,866,139	452,800

The roll forward of net deferred tax as of June 30, 2026 and 2025 is as follows:

	06/30/2026	06/30/2025
Beginning of the year deferred tax	(25,205,940)	(25,296,931)
Charge for the year (1)	1,298,945	134,770
Deconsolidation of subsidiary (Note 13)	978,154	—
Charge to OCI	(704,752)	(43,779)
Total net deferred tax	(23,633,593)	(25,205,940)
(1)	For the year ended June 30, 2025 the charge of the period includes $360,880 that were reclassified to Loss from discontinued operations in the consolidated statement of comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The roll forward of deferred tax assets and liabilities as of June 30, 2026 and 2025 are as follows:

		Income
	Balance	tax	Deconsolidation of	Charge	Conversion	Balance
Deferred tax assets	06/30/2025	provision	subsidiary	to OCI	difference	06/30/2026
Tax Loss-Carry Forward	21,525,925	(20,532,763)	—	—	365,111	1,358,273
Changes in fair value of financial assets or liabilities	664	(185,174)	—	—	(125)	(184,635)
Trade receivables	1,009,119	(342,993)	—	—	8,563	674,689
Allowances	917,552	712,543	—	—	14,171	1,644,266
Royalties	744,391	(723,979)	—	—	(3,225)	17,187
Others	485,944	991,720	(765,384)	—	—	712,280
Total deferred tax assets	24,683,595	(20,080,646)	(765,384)	—	384,495	4,222,060

		Income
	Balance	tax	Deconsolidation of	Charge	Conversion	Balance
Deferred tax liabilities	06/30/2025	provision	subsidiary	to OCI	difference	06/30/2026
Intangible assets	(28,208,019)	15,068,566	495,345	—	33,140	(12,610,968)
Property, plant and equipment depreciation	(15,314,728)	2,254,115	192,467	(1,123,112)	4,699	(13,986,559)
Inflation tax adjustment	(26,808)	26,622	—	—	186	—
Inventories	(6,130,974)	3,285,566	940,231	—	—	(1,905,177)
Others financial assets	(23,942)	23,985	—	—	—	43
Right-of-use leased asset	(180,963)	80,703	—	—	—	(100,260)
Others	(4,101)	640,034	115,495	—	(4,160)	747,268
Total deferred tax liabilities	(49,889,535)	21,379,591	1,743,538	(1,123,112)	33,865	(27,855,653)

Net deferred tax	(25,205,940)	1,298,945	978,154	(1,123,112)	418,360	(23,633,593)
(1)

The income tax provision includes the derecognition of deferred tax balances associated with assets and liabilities subject to foreclosure (Note 6), including $14.6 million related to tax loss carryforwards, $14.5 million related to intangible assets and $0.1 million related to property, plant and equipment.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

		Income
	Balance	tax	Conversion	Balance
Deferred tax liabilities	06/30/2024	provision	difference	30/06/2025
Intangible assets	(28,312,803)	62,914	41,870	(28,208,019)
Property, plant and equipment depreciation	(14,609,276)	(703,042)	(2,410)	(15,314,728)
Inflation tax adjustment	(162,915)	70,804	65,303	(26,808)
Inventories	(7,560,403)	1,429,429	—	(6,130,974)
Others financial assets	(460,306)	436,364	—	(23,942)
Right-of-use leased asset	(190,086)	10,505	(1,382)	(180,963)
Others	14,875	(18,976)	—	(4,101)
Total deferred tax liabilities	(51,280,914)	1,287,998	103,381	(49,889,535)

Net deferred tax	(25,296,931)	134,770	(43,779)	(25,205,940)

Principal statutory taxes rates in the countries where the Group operates for all of the years presented are:

	06/30/2026	06/30/2025	06/30/2024
Current tax expense	(8,256,688)	(2,392,378)	(10,754,919)
Deferred tax	1,298,945	(226,110)	4,151,270
Total	(6,957,743)	(2,618,488)	(6,603,649)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	06/30/2026	06/30/2025	06/30/2024
Earning before income tax-rate	(75,480,286)	(46,517,522)	22,255,787
Income tax expense by applying tax rate in force in the respective countries	13,542,041	11,096,151	(4,882,473)
Share of profit or loss of subsidiaries, joint ventures and associates	139,556	(294,637)	1,371,636
Stock options charge	—	(167,601)	(1,351,831)
Non-deductible expenses	(5,463,790)	(3,051,244)	(1,944,157)
Tax inflation adjustment	(984,851)	3,211,529	8,788,534
Result of inflation effect on monetary items and other finance results	(944,340)	(1,391,617)	(8,999,711)
Derecognition of tax loss carryforwards	(13,278,363)	(10,935,018)	—
Others	32,004	(1,086,051)	414,353
Income tax expenses	(6,957,743)	(2,618,488)	(6,603,649)

Derecognition of deferred tax assets related to tax loss carryforwards of $11.9 million and $10.9 million for the fiscal years ended June 30, 2026 and 2025, respectively, primarily as a result of a reassessment of the recoverability of such tax attributes following changes in the HB4 program’s business model and, as described in Notes 6, the loss of the Pro Farm business and the related need to reposition our business and product portfolio. These developments increased the uncertainty surrounding future taxable profit projections and the expected utilization of tax loss carryforwards within certain Group entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows:

	June 30, 2026
	Earning	Weight
	before	average
	income tax-	applicable tax
Tax jurisdiction	rate	rate	Income tax
Low or null taxation jurisdictions	(22,958,240)	0.0%	—
Profit-making entities	4,635,787	35.0%	(1,622,525)
Loss-making entities	(57,157,833)	26.5%	15,164,566
	(75,480,286)		13,542,041

	June 30, 2025
	Earning	Weight
	before	average
	income tax-	applicable tax
Tax jurisdiction	rate	rate	Income tax
Low or null taxation jurisdictions	(9,187,121)	0.0%	—
Profit-making entities	—	—	—
Loss-making entities	(37,330,401)	29.7%	11,096,151
	(46,517,522)		11,096,151

	June 30, 2024
	Earning	Weight
	before	average
	income tax-	applicable tax	Income
Tax jurisdiction	rate	rate	tax
Low or null taxation jurisdictions	10,464,257	0.0%	—
Profit-making entities	30,435,214	34.7%	(10,560,379)
Loss-making entities	(18,643,684)	30.5%	5,677,906
	22,255,787		(4,882,473)

The charge for income tax charged directly to profit or loss and the amount and expiry date of carry forward tax losses as of June 30, 2026 are as follows:

		Tax-Loss Carry
	Tax-Loss Carry	forward by applying
Tax jurisdiction	forward	tax rate	Prescription
Argentina	231,032	—	2027
Argentina	703,806	—	2028
Argentina	1,579,886	—	2029
Argentina	14,905,107	1,144,142	2030
Argentina	18,977,334	—	2031
United States of America	8,921,286	—	2046
Francia	856,524	214,131	—
Brazil	26,912,748	—	—
Total	73,087,723	1,358,273

The amount of tax losses for the fiscal year ended on June 30, 2026 is an estimate of the amount to be presented in the tax return.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

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

The estimates of management about the demonstrability of the recognition criteria for these deferred tax assets and their subsequent recoverability represent the best estimate that can be made based on all the available evidence, existing facts and circumstances and the use of reasonable and supportable assumptions in the projections of future taxable income. Therefore, the Consolidated financial statements do not include adjustments that could result if the entities within the Group would not be able to recover the deferred tax assets through the generation of enough taxable income.

10.    EARNING PER SHARE

	06/30/2026	06/30/2025	06/30/2024
Numerator
(Loss)/Profit for the year from continuing operations attributable to equity holders of the parent	(76,646,452)	(45,706,811)	12,638,843
Loss for the year from discontinued operations attributable to equity holders of the parent	(181,504,967)	(9,709,243)	(8,363,155)
(Loss)/Profit for the year attributable to equity holders attributable to equity holders of the parent	(258,151,419)	(55,416,054)	4,275,688

Denominator
Weighted average number of shares (basic EPS)	63,645,110	63,228,240	62,840,129
Weighted average number of shares (diluted EPS)	63,645,110	63,228,240	63,485,432

(Loss)/Profit per share from continuing operations
Basic (loss)/profit attributable to ordinary equity holders of the parent	(1.2043)	(0.7229)	0.2011
Diluted (loss)/profit attributable to ordinary equity holders of the parent	(1.2043)	(0.7229)	0.1991

Loss per share from discontinued operations
Basic loss attributable to ordinary equity holders of the parent	(2.8518)	(0.1536)	(0.1331)
Diluted loss attributable to ordinary equity holders of the parent	(2.8518)	(0.1536)	(0.1331)

(Loss)/Profit per share for the year attributable to equity holders
Basic (loss)/profit attributable to ordinary equity holders of the parent	(4.0561)	(0.8764)	0.0680
Diluted (loss)/profit attributable to ordinary equity holders of the parent	(4.0561)	(0.8764)	0.0673

For the year ended June 30, 2026 and 2025, diluted earnings per share is the same as basic earnings per share as the Group reported a net loss and the inclusion of potential dilutive shares would have resulted in an anti-dilutive effect.

For the year ended June 30, 2024, diluted earnings per share were calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and convertible notes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The stock options were included in the diluted EPS calculation for the year ended June 30, 2024 only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

Convertible notes outstanding were not included in the diluted EPS calculations for the year ended June 30, 2024 because the interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

11.   INFORMATION ABOUT COMPONENTS OF EQUITY

Capital issued

As of June 30, 2026, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 63,815,891 ordinary shares issued and outstanding, (iii) 1,000,000 preferred shares ($0.0001 par value) authorized, (iv) no preferred shares issued and outstanding, (v) 3,389,224 ordinary shares reserved for our equity compensation plans. As of June 30, 2026, the company held 1,828,560 treasury shares acquired through share repurchase transactions.

Holders of ordinary shares are entitled to one vote for each ordinary share.

Non-controlling interests

The subsidiaries whose non-controlling interest is significant as of June 30, 2026 and 2025 is:

Name	06/30/2026	06/30/2025
Rizobacter Argentina S.A.	20%	20%
Insumos Agroquimicos S.A.	38.68%	38.68%

Below is a detail of the summarized financial information of Rizobacter and Insuagro, prepared in accordance with IFRS, and modified due to fair value adjustments at the acquisition date and differences in accounting policies. The information is presented prior to eliminations between that subsidiary and other Group companies.

Rizobacter

Summary financial statements:

	06/30/2026	06/30/2025
Current assets	137,800,201	198,279,028
Non-current assets	149,889,003	197,805,099
Total assets	287,689,204	396,084,127

Current liabilities	100,360,308	182,516,237
Non-current liabilities	119,146,188	121,291,077
Total liabilities	219,506,496	303,807,314

Equity attributable to controlling interest	68,182,425	92,276,497
Equity attributable to non-controlling interest	283	316
Total equity	68,182,708	92,276,813

Total liabilities and equity	287,689,204	396,084,127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss

	06/30/2026	06/30/2025	06/30/2024
Revenues	204,782,187	197,827,605	303,870,411
Initial recognition and changes in the fair value of biological assets at the point of harvest	441,141	—	—
Cost of sales	(135,359,546)	(123,358,412)	(194,869,433)
Gross margin	69,863,782	74,469,193	109,000,978

Changes in the net realizable value of agricultural products after harvest	(346,277)	26,388	(2,468,693)
Research and development expenses	(7,075,583)	(3,123,919)	(3,341,318)
Selling, general and administrative expenses	(54,019,584)	(64,711,783)	(65,215,877)
Share of profit or loss of joint ventures and associates	(1,574,539)	(1,807,263)	716,168
Other income	2,392,051	(759,008)	(947,068)
Operating profit	9,239,850	4,093,608	37,744,190

Financial results	(29,939,506)	(14,078,506)	(14,275,961)
Profit before taxes	(20,699,656)	(9,984,898)	23,468,229

Income tax expense	(4,799,100)	1,145,775	(8,216,712)
Result for the year	(25,498,756)	(8,839,123)	15,251,517

Foreign exchange differences on translation of foreign operations	400,629	(517,387)	(1,495,976)
Revaluation of property, plant and equipment, net of tax	2,562,786	—	—
Total comprehensive result	(22,535,341)	(9,356,510)	13,755,541

There were no dividends paid to Rizobacter non-controlling interest (NCI) in the years ended June 30, 2026, 2025 and 2024.

Insuagro

Summary financial statements:

	06/30/2026	06/30/2025
Current assets	35,197,061	44,995,363
Non-current assets	3,481,251	4,982,874
Total assets	38,678,312	49,978,237

Current liabilities	34,511,963	43,934,269
Non-current liabilities	53,152	98,071
Total liabilities	34,565,115	44,032,340

Total equity	4,113,197	5,945,897

Total liabilities and equity	38,678,312	49,978,237

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Summary statements of comprehensive income or loss

	06/30/2026	06/30/2025	06/30/2024
Revenues	28,987,430	40,926,498	57,959,538
Cost of sales	(22,598,928)	(31,554,081)	(44,575,216)
Gross margin	6,388,502	9,372,417	13,384,322

Selling, general and administrative expenses	(6,996,659)	(9,517,827)	(9,360,140)
Other income or expenses, net	21,622	16,314	(9,723)
Operating profit	(586,535)	(129,096)	4,014,459

Financial results	(1,571,121)	(3,055,433)	(3,223,411)
Profit/(loss) before tax	(2,157,656)	(3,184,529)	791,048
Income tax	245,997	1,319,072	(85,586)
Profit/(loss) for the year	(1,911,659)	(1,865,457)	705,462

Revaluation of property, plant and equipment, net of tax	78,958	—	—
Total comprehensive result	(1,832,701)	(1,865,457)	705,462

12.    CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	06/30/2026	06/30/2025	06/30/2024
Investment activities
Net assets derecognized upon of deconsolidation of subsidiary	1,290,603	—	—
Exchange of intangible assets	—	6,528,899	—
Investment in-kind in other related parties (Note 17)	1,838,521	4,343,549	2,409,244
Capitalization of interest on buildings in progress	471,108	336,416	124,098
Net assets acquisition by business combination	—	—	905,892
Sale of Moolec Science S.A. equity investment	—	—	(900,000)
	3,600,232	11,208,864	2,539,234

	06/30/2026	06/30/2025	06/30/2024
Financing activities
Contingent consideration payment with own shares (1)	(870,795)	—	—
Compensation financial activities by deconsolidation of subsidiary	(1,723,271)	—	—
Assignment of receivables with shareholders and other related parties	(1,172,293)	(19,894,045)	—
Compensation payment financed by acquisition of intangible assets	—	(1,781,507)	—
	(3,766,359)	(21,675,552)	—
(1)

In July 2025, we partially settled the contingent consideration related to the Pro Farm acquisition, assumed as part of the business combination with Pro Farm Inc. (formerly Marrone Bio Innovations, Inc.), through the delivery of 237,054 treasury shares and the issuance of 220 new shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Disclosure of changes in liabilities arising from financing activities:

	Financing activities
	Continuing operations			Discontinued operations
		Consideration	Secured		Consideration for
	Borrowings	for acquisition	notes	Borrowings	acquisition	Total
As of June 30, 2025	154,837,281	1,075,234	102,270,445	3,088,871	1,083,814	262,355,645
Proceeds	88,386,288	—	—	3,301,115	—	91,687,403
Payments	(143,244,840)	—	(5,000,000)	(42,817)	—	(148,287,657)
Interest payment	(10,721,395)	—	(2,684,933)	—	—	(13,406,328)
Non-cash activities	1,133,536	(727,985)	—	(3,301,115)	(870,795)	(3,766,359)
Subject to foreclosure (Note 6)	—	—	—	(3,045,078)	(7,530)	(3,052,608)
Court-awarded expenses (Note 6)	—	—	1,400,000	—	—	1,400,000
Prepayment Premium Fee	—	—	6,119,022	—	—	6,119,022
Interest accrued	15,541,202	—	19,852,041	6,222	—	35,399,465
Exchange differences, currency translation differences and other financial results	1,310,837	55,161	—	(7,198)	(205,489)	1,153,311
As of June 30, 2026	107,242,909	402,410	121,956,575	—	—	229,601,894

	Financing activities
	Continuing operations			Discontinued operations
		Consideration	Secured		Consideration
	Borrowings	for acquisition	notes	Borrowings	for acquisition	Total
As of June 30, 2024	178,633,638	4,202,401	80,809,686	218,442	2,724,114	266,588,281
Proceeds	266,390,032	—	—	14,878,032	—	281,268,064
Payments	(288,289,343)	(2,035,388)	(1,000,000)	—	—	(291,324,731)
Interest payment	(11,850,027)	—	(6,315,826)	(766,710)	—	(18,932,563)
Non-cash activities	(6,797,045)	(2,870,904)	—	(12,007,603)	—	(21,675,552)
Prepayment Premium Fee	—	—	4,870,021	—	—	4,870,021
Interest accrued	10,703,660	—	10,416,875	766,710	—	21,887,245
Exchange differences, currency translation differences and other financial results	6,046,366	1,779,125	13,489,689	—	(1,640,300)	19,674,880
As of June 30, 2025	154,837,281	1,075,234	102,270,445	3,088,871	1,083,814	262,355,645

	Financing activities
	Continuing operations			Discontinued operations
		Consideration	Secured		Consideration
	Borrowings	for acquisition	notes	Borrowings	for acquisition	Total
As of June 30, 2023	168,124,685	4,574,746	75,213,146	185,920	418,510	248,517,007
Proceeds	135,818,247	—	—	—	—	135,818,247
Payments	(109,702,266)	(2,912,171)	—	—	—	(112,614,437)
Interest payment	(20,402,842)	—	(4,172,328)	(149,266)	—	(24,724,436)
Financing for assets acquisitions	743,279	727,985	—	—	—	1,471,264
Interest accrued	12,077,931	—	9,768,868	181,788	—	22,028,587
Exchange differences, currency translation differences and other financial results	(8,025,396)	1,811,841	—	—	2,305,604	(3,907,951)
As of June 30, 2024	178,633,638	4,202,401	80,809,686	218,442	2,724,114	266,588,281

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

13.    JOINT VENTURES AND ASSOCIATES

	06/30/2026	06/30/2025
Assets
Synertech Industrias S.A.	40,711,600	39,334,762
Natal Agro S.R.L	68,455	—
Alfalfa Technologies S.R.L.	—	36,502
	40,780,055	39,371,264

	06/30/2026	06/30/2025
Liabilities
Trigall Genetics S.A.	1,092,995	1,007,678
	1,092,995	1,007,678

The investment in Trigall Genetics has a negative balance because the company intends to make additional contributions or cover the losses of the investment.

Changes in joint ventures investments and affiliates:

	06/30/2026	06/30/2025
As of the beginning of the year	38,363,586	39,489,898
Reclassification of Natal Agro S.R.L.	587,903	—
Impairment of investment in Alfalfa Technologies S.R.L.	(36,502)	—
Revaluation of property, plant and equipment, net of tax	555,963	—
Share of profit or loss	216,110	(1,126,312)
As of the end of the year	39,687,060	38,363,586

During February 2026, the Group disposed of a 20% ownership interest in Natal Agro S.R.L. As a result, the Group no longer retains control over the affiliate, which therefore ceased to be a consolidated subsidiary and is subsequently accounted for under the equity method.

Furthermore, as of the end of the fiscal year, the carrying amount of its investment in Alfalfa Technologies S.R.L. was fully written down, as the entity has ceased operations.

Share of profit or loss of joint ventures and affiliates:

	06/30/2026	06/30/2025	06/30/2024
Trigall Genetics S.A.	(85,317)	(711,223)	326,368
Natal Agro S.R.L	(519,448)	—	—
Synertech Industrias S.A.	820,875	(415,089)	3,723,140
	216,110	(1,126,312)	4,049,508

There are no significant restrictions on the ability of the joint ventures and affiliates to transfer funds to the Group for cash dividends, or to repay loans or advances made by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Summarized financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) in relation to the joint ventures is presented below:

	Trigall Genetics
Summarized balance sheet	06/30/2026	06/30/2025
Current assets
Cash and cash equivalents	425,614	331,201
Other current assets	2,743,009	5,278,565
Total current assets	3,168,623	5,609,766

Non-current assets
Intangible assets	18,244,330	19,019,926
Investments in joint ventures and associates	—	3,935,124
Total non-current assets	18,244,330	22,955,050

Current liabilities
Other current liabilities	1,529,491	1,677,894
Total current liabilities	1,529,491	1,677,894

Non-current liabilities
Financial liabilities	21,582,967	24,363,613
Other non- current liabilities	486,485	1,229,668
Total non-current liabilities	22,069,452	25,593,281
Equity	(2,185,990)	1,293,641

	Trigall Genetics
Summarized statements of comprehensive income	06/30/2026	06/30/2025	06/30/2024
Revenue	1,126,515	1,910,914	2,525,061
Finance income	—	19,011	—
Finance expense	(934,072)	(580,115)	(24,435)
Depreciation and amortization	(861,964)	(507,860)	(507,860)
Profit of the year	(1,568,472)	(61,964)	674,059
Other comprehensive income	—	—	—
Total comprehensive income	(1,568,472)	(61,964)	674,059

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

	Synertech
Summarized balance sheet	06/30/2026	06/30/2025
Current assets
Cash and cash equivalents	661,444	1,346,714
Other current assets	42,674,468	8,026,552
Total current assets	43,335,912	9,373,266

Non-current assets
Property, plan and equipment	11,003,161	10,065,936
Other non- current assets	8,392,727	43,627,627
Total non-current assets	19,395,888	53,693,563

Current liabilities
Financial liabilities	6,236,402	15,829,783
Other current liabilities	7,949,807	6,662,950
Total current liabilities	14,186,209	22,492,733

Non-current liabilities
Financial liabilities	7,798,483	—
Other non- current liabilities	3,022,704	1,246,318
Total non-current liabilities	10,821,187	1,246,318
Equity	37,724,404	39,327,778

	Synertech
Summarized statements of comprehensive income	06/30/2026	06/30/2025	06/30/2024
Revenue	43,357,107	24,430,024	61,815,678
Finance income	2,083,685	(1,467,883)	5,608,329
Finance expense	(5,862,594)	(5,136,285)	(7,385,027)
Depreciation and amortization	(1,137,417)	(1,543,069)	(1,554,452)
(Loss)/Profit of the year	2,327,712	(1,816,693)	7,236,901
Other comprehensive (loss)/ income	1,111,924	—	—
Total comprehensive (loss)/income	3,439,636	(1,816,693)	7,236,901

14.  SEGMENT INFORMATION

As a result of the circumstances described in Note 6, discontinued operations have been excluded from segment information for the current period, and comparative figures have been recast accordingly.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

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

The following tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2026	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	36,276,603	123,666,954	75,278,878	235,222,435
Royalties	933,157	—	—	933,157
Right of use licenses	—	—	1,679,733	1,679,733
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	441,141	—	—	441,141
Total	37,650,901	123,666,954	76,958,611	238,276,466

Cost of sales	(20,248,672)	(81,629,845)	(53,216,919)	(155,095,436)
Gross profit per segment	17,402,229	42,037,109	23,741,692	83,181,030
% Gross margin	46%	34%	31%	35%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2025	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	60,677,484	146,661,845	65,476,040	272,815,369
Royalties	1,414,864	—	—	1,414,864
Right of use licenses	—	—	13,430,824	13,430,824
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	1,764,863	—	—	1,764,863
Total	63,857,211	146,661,845	78,906,864	289,425,920

Cost of sales	(44,733,220)	(96,930,752)	(42,721,020)	(184,384,992)
Gross profit per segment	19,123,991	49,731,093	36,185,844	105,040,928
% Gross margin	30%	34%	46%	36%

	Seed and
	integrated	Crop	Crop
Year ended June 30, 2024	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	94,457,404	198,232,709	106,473,979	399,164,092
Royalties	986,602	—	—	986,602
Right of use licenses	1,000,000	—	19,287,845	20,287,845
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	(45,746)	—	—	(45,746)
Total	96,398,260	198,232,709	125,761,824	420,392,793

Cost of sales	(65,942,370)	(134,549,703)	(62,543,546)	(263,035,619)
Gross profit per segment	30,455,890	63,683,006	63,218,278	157,357,174
% Gross margin	32%	32%	50%	37%

Since the year ended June 30, 2025, changes in the net realizable value of agricultural products after harvest have been excluded from segment information since those results depend on market fluctuations which are beyond the Group’s operating control. The Group has recast the comparative figures accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Revenue by similar group of products or services

	06/30/2026	06/30/2025	06/30/2024
Seed and integrated products	37,209,760	62,092,348	96,444,006
Seed Treatments Packs	29,467,900	30,383,718	29,992,052
Seeds & HB4 Program	7,741,860	31,708,630	66,451,954

Crop protection	123,666,954	146,661,845	198,232,709
Adjuvants	47,052,883	56,028,936	56,634,128
Seed CP Products and Services	21,959,743	28,890,840	34,877,911
Other CP Products and Services	53,941,110	61,742,069	106,720,670
Bioprotection	713,218	—	—

Crop nutrition	76,958,611	78,906,864	125,761,824
Inoculants & Biofertilizers	11,126,281	22,445,093	21,943,467
Micro-beaded Fertilizers	60,713,874	56,461,771	88,158,727
Biostimulants	5,118,456	—	—
Syngenta up-front fee	—	—	15,659,630

Total revenues	237,835,325	287,661,057	420,438,539

Geographical information

	06/30/2026	06/30/2025	06/30/2024
Argentina	200,549,303	232,034,876	351,778,631
Brazil	9,917,166	14,861,671	13,671,110
LATAM	14,840,808	18,581,425	21,590,901
ROW	12,528,048	22,183,085	33,397,897
Total revenues	237,835,325	287,661,057	420,438,539

Non-current assets	06/30/2026	06/30/2025
Argentina	127,926,334	142,743,386
Brazil	6,825,688	7,448,724
LATAM	676,187	856,329
North America	5,844,868	185,817,356
EMEA	—	537,302
ROW	22,588,201	30,508,800
Total non-current assets	163,861,278	367,911,897

Property, plant and equipment	60,655,861	74,575,386
Intangible assets	74,655,056	181,173,079
Goodwill	28,550,361	112,163,432
Total reportable assets	163,861,278	367,911,897
Total non-reportable assets	284,366,934	395,733,183
Total assets	448,228,212	763,645,080

Beginning in the prior year, geographical information has been presented by principal countries and regions. LATAM represents Latin American countries, excluding Argentina and Brazil, which are disclosed separately. ROW (Rest of the World) includes all remaining countries not otherwise classified. Comparative figures have been recast accordingly to conform to the current presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

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

The Group’s risk management policy is established to identify and analyze the risks facing the Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. The risks and methods for managing the risks are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all the employees understand their roles and obligations.

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

The principal risks and uncertainties facing the business, set out below, do not appear in any order of potential materiality or probability of occurrence.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations, which derive mainly from trade and other receivables, as well as from cash and deposits in financial institutions.

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

The Group sells its products to a diverse base of customers. Customers include multinational and local agricultural companies, distributors, and farmers who purchase the Group’s products. Type and class of customers may differ depending on the Group’s business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The Group’s management determines concentrations of credit risk by periodically monitoring the credit worthiness rating of existing customers and through a monthly review of the trade receivables’ aging analysis. In monitoring the customers’ credit risk, customers are grouped according to their credit characteristics.

The Group’s policy is to manage credit exposure to counterparties through a process of credit rating. The Group performs credit evaluations of existing and new customers, and every new customer is examined thoroughly regarding the quality of its credit before offering the customer transaction terms. The examination made by the Group includes outside credit rating information, if available. Additionally, and even if there is no independent outside rating, the Group assesses the credit quality of the customer considering its financial position, experience, bank references and other factors. A credit limit is prescribed for each customer. These limits are examined periodically. Customers that do not meet the Group’s criteria for credit quality may do business with the Group on a prepayment basis or by furnishing collateral satisfactory to the Group. The Group may still seek collateral and guarantees as it may be considered appropriate regardless of the credit profile of any customer.

To cover trade receivables, the Group has credit insurance for main subsidiaries, which periodically analyzes its customer portfolio.

The financial statements contain specific provisions for doubtful debts, which properly reflect, in Management’s estimate, the loss embedded in debts, the collection of which is doubtful. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position after deducting any impairment allowance.

On that basis, the loss allowance as of June 30, 2026, was determined as follows:

	Gross carrying
	amount-trade	Expected Loss	Loss
	receivables	rate	allowance
Current	64,457,407	0.99%	639,043
More than 15 days past due	8,821,111	0.04%	3,572
More than 30 days past due	6,669,481	1.82%	121,148
More than 60 days past due	3,029,218	1.33%	40,425
More than 90 days past due	1,462,126	2.84%	41,591
More than 120 days past due	745,079	18.26%	136,075
More than 180 days past due	6,454,034	21.95%	1,416,876
More than 365 days past due	19,253,489	91.72%	17,658,376
Total 06/30/2026	110,891,945		20,057,106

Cash and deposits in banks

The Group is exposed to counterparty credit risk on cash and cash equivalent balances. The Group holds cash on deposit with a number of financial institutions. The Group manages its credit risk exposure by limiting individual deposits to clearly defined limits. The Group only deposits with high-quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position.

Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting its financial obligations when they come due.

The Group’s approach to managing its liquidity risk is to manage the profile of debt maturities and funding sources, maintaining sufficient cash, and ensuring the availability of funding from an adequate amount of committed credit facilities. The Group’s ability to fund its existing and prospective debt requirements is managed by maintaining diversified funding sources with adequate committed funding lines from high-quality lenders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The cash flow forecast is determined at both an entity level and consolidated level. The forecasts are reviewed by the Board of Directors in advance, enabling the Group’s cash requirements to be anticipated. The Group examines the forecasts for its liquidity requirements to ascertain that there is sufficient cash for the operating needs, including the amounts required to settle financial liabilities.

The following table sets out the contractual maturities of financial liabilities:

			Between one
	Up to 3	3 to 12	and three
As of June 30, 2026	months	months	years
Trade and other payables	21,436,416	36,238,028	41,956,936
Borrowings (1)	29,346,306	17,913,961	59,982,642
Secured notes (2)	121,956,575	—	—
Leasing liabilities	792,576	1,316,388	8,781,609
Consideration for acquisition	—	42,564	359,846
Total	173,531,873	55,510,941	111,081,033

			Between one
	Up to 3	3 to 12	and three
As of June 30, 2025	months	months	years
Trade and other payables	35,989,362	60,443,242	48,481,726
Borrowings	78,084,912	41,643,214	38,198,026
Secured notes (2)	102,270,445	—	—
Leasing liabilities	1,010,540	5,873,502	9,527,939
Consideration for acquisition	—	1,761,274	397,774
Total	217,355,259	109,721,232	96,605,465
(1)	As described in Note 7.12, the certain financing agreements were reclassified as current liability.
(2)	As described in Note 7.13, the Secured Notes were reclassified as current liability.

The generation of cash flow over the next twelve months depends on the success of the initiatives mentioned in Note 2, which cannot be guaranteed as they rely on factors not entirely within the Group’s control. The uncertainty surrounding our ability to secure additional financing contributes to material uncertainty that raises substantial doubt regarding the Group’s ability to continue as a going concern.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of June 30, 2026:

Net foreign currency position	06/30/2026
Amount expressed in US$	(10,107,122)

Considering only this net currency exposure as of June 30, 2026 if a US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income because of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar of other currencies of 10% during the year ended June 30, 2026, would have resulted in a net pre-tax loss or gain of approximately $1.1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

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

The Group’s interest rate arises from long-term borrowing. Borrowings issued at floating rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group has not entered derivative contracts to hedge this exposure.

The Group’s debt composition is set out below:

	06/30/2026	06/30/2025
	Carrying	Carrying
	amount	amount
Fixed-rate instruments
Current financial liabilities	155,900,520	211,497,698
Non-current financial liabilities	69,124,097	48,123,739

Variable-rate instruments
Current financial liabilities	15,467,850	19,146,189

The Company does not use derivative financial instruments to hedge its interest rate risk exposure.

Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

The Group manages its capital structure and adjusts it in the light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the amount of any dividends it could pay to shareholders, return capital to shareholders, issue new shares, or sell assets to reduce debt.

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of June 30, 2026, and 2025.

Financial assets by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Cash and cash equivalents	7,215,888	19,488,145	4,027,070	13,206,934
Other financial assets	—	58	1,001,241	2,040,038
Trade receivables	98,943,073	168,366,767	—	—
Other receivables (*)	17,141,774	23,975,920	—	—
Total	123,300,735	211,830,890	5,028,311	15,246,972

(*) Advances expenses and tax balances are not included.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

Financial liabilities by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Trade and other payables	99,574,143	141,779,322	57,237	3,135,008
Borrowings	107,242,909	157,926,152	—	—
Secured notes	121,956,575	102,270,445	—	—
Lease liability	10,890,573	16,411,981	—	—
Consideration for acquisition	402,410	1,075,234	—	1,083,814
Total	340,066,610	419,463,134	57,237	4,218,822

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

Level 3 comprises financial instruments with inputs for estimating fair value that are not based on observable market data.

Measurement at fair value at 06/30/2026	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	4,027,070	—	—
Moolec Science S.A. shares	186,550	—	—
Other investments	814,691	—	—
Financial liability at fair value
Trade and other payables	—	57,237	—

Measurement at fair value at 06/30/2025	Level 1	Level 2	Level 3
Financial assets at fair value
Mutual funds	13,351,540	—	—
Moolec Science S.A. shares	976,425	—	—
Other investments	919,007	—	—
Financial liability at fair value
Trade and other payables	—	3,135,008	—
Consideration for acquisition	1,083,814	—	—

Estimation of fair value

The fair value of marketable securities, mutual funds, shares and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The information about the right-of-use and liabilities related to lease assets is as follows:

Right-of-use leased asset	06/30/2026	06/30/2025
Book value at the beginning of the year	30,142,835	20,979,597
Additions of the year	2,626,725	9,569,819
Subject to foreclosure (Note 6)	(8,076,841)	—
Deconsolidation of subsidiary (Note 13)	(168,988)	—
Disposals	(177,480)	(680,110)
Exchange differences	302,591	273,529
Book value at the end of the year	24,648,842	30,142,835

Depreciation	06/30/2026	06/30/2025
Book value at the beginning of the year	13,765,134	9,377,845
Depreciation of the year (1)	3,628,805	5,036,703
Disposals	(175,688)	(697,150)
Subject to foreclosure (Note 6)	(3,192,117)	—
Deconsolidation of subsidiary (Note 13)	(129,991)	—
Exchange differences	(203,749)	47,736
Accumulated depreciation at the end of the year	13,692,394	13,765,134
Total	10,956,448	16,377,701

Lease liability	06/30/2026	06/30/2025
Book value at the beginning of the year	16,411,981	11,284,137
Additions of the year	2,626,725	9,569,819
Subject to foreclosure (Note 4)	(5,141,381)	—
Deconsolidation of subsidiary (Note 13)	(29,848)	—
Interest expenses, exchange differences and inflation effects	1,690,582	1,059,412
Payments of the year	(4,667,486)	(5,501,387)
Total	10,890,573	16,411,981

Lease Liabilities	06/30/2026	06/30/2025
Non-current	8,781,609	9,527,939
Current	2,108,964	6,884,042
Total	10,890,573	16,411,981

	06/30/2026	06/30/2025
Machinery and equipment	828,977	3,655,741
Vehicles	1,095,365	1,214,933
Equipment and computer software	1,296,516	1,347,568
Land and buildings	21,427,984	23,924,593
	24,648,842	30,142,835

(1)For the years ended June 30, 2026, and 2025, depreciation expense of $294,691 and $723,187, respectively, related to leased assets has been reclassified to Loss from discontinued operations in the consolidated statement of comprehensive income.

The incremental borrowing rate used was 7.01% in dollars and 18.47% in reais.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

17.  SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the year ended June 30, 2026, 2025 and 2024, the transactions between the Group and related parties, are as follows:

		Value of transactions for the year ended
Party	Transaction type	06/30/2026	06/30/2025	06/30/2024
Joint ventures and associates	Sales and services	16,426,881	4,874,027	32,036,547
Joint ventures and associates	Purchases of goods and services	(45,233,940)	(24,076,814)	(61,946,096)
Key management personnel	Salaries, social security benefits and other benefits	(2,095,363)	(2,656,077)	(10,209,376)
Key management personnel	Sales and services	—	359,793	—
Key management personnel	Purchases of goods and services	(323,547)	(821,959)	—
Shareholders and other related parties	Sales of goods and services	1,800,392	3,714,441	2,911,723
Shareholders and other related parties	Purchases of goods and services	(2,535,475)	(3,517,528)	(1,998,349)
Shareholders and other related parties	In-kind contributions	1,838,521	4,343,549	2,409,244
Parent company and related parties to Parent	Interest expenses	—	—	(45,852)
Total		(30,122,531)	(17,780,568)	(36,842,159)

The related balances owed by and to them as of June 30, 2026, and 2025 are as follows:

		Amounts receivable from related parties
Party	Transaction type	06/30/2026	06/30/2025
Shareholders and other related parties	Trade debtors	411,505	249,701
Shareholders and other related parties	Other receivables	4,656	2,775,092
Joint ventures and associates	Trade debtors	429,387	413,689
Joint ventures and associates	Other receivables	14,530,686	19,147,793
Total		15,376,234	22,586,275

		Amounts payable to related parties
Party	Transaction type	06/30/2026	06/30/2025
Parent company	Trade creditors	—	(878,874)
Key management personnel	Salaries, social security benefits and other benefits	(134,082)	(65,882)
Shareholders and other related parties	Trade and other payables	(195,585)	(286,172)
Joint ventures and associates	Trade creditors	(41,800,815)	(47,321,832)
Other related parties	Secured notes	—	(102,270,445)
Total		(42,130,482)	(150,823,205)

In accordance with the terms of the amended agreement of the Secured Notes, certain members of the Board of Directors were nominated by the noteholders; accordingly, the outstanding balance of the notes was classified as related party payables as of June 30, 2025. Subsequently, those directors resigned following the receipt of a reservation of rights letter issued by Jasper Lake through its legal counsel. As a result of such resignations, the outstanding balance is no longer reported as amounts payable to related parties

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

18.  KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Group.

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the year ended June 30, 2026, 2025 and 2024.

	06/30/2026	06/30/2025	06/30/2024
Salaries, social security and other benefits	1,028,617	2,175,627	2,092,122
Share-based incentives	164,030	480,450	8,117,254
Total	1,192,647	2,656,077	10,209,376

The Group entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide that the relevant director or officer will be indemnified by the Group to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a director or officer of the Group and against amounts paid or incurred by him or her in the settlement thereof.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

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
-Base Share Option plan: to vest and become exercisable in equal installments on June 30, 2023, June 30, 2024, and June 30, 2025, with a strike price between $10.47 and $10.79. During fiscal year 2026, an additional grant of 450,000 options was awarded, vesting in equal installments on June 30, 2026, June 30, 2027, and June 30, 2028, with a strike price between $1.29 and $1.50.
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

	Stand Alone		Employee		Past Share		Base Share		Performance		Base Share
	Stock Option		Stock Option		Option		Option plan		Share		Option plan
Factor	Grant		Plan		plan		(2023 Grant)		Option plan		(2026 Grant)
Weighted average fair value of shares	$5.42		$13.98		$11.45		$10.80		$10.79		$1.13
Weighted average exercise price	$4.55		$5.55		$12.48		$10.52		$10.52		$1.36
Weighted average expected volatility	29.69%		42.18%		48.73%		54.73%		54.73%		57.16%
Dividend rate	0%		0%		0%		0%		0%		0%
Weighted average risk-free interest rate	1.66%		1.17%		4.40%		4.47%		4.47%		3.77%
Weighted average expected life	9.89	periods	9.22	periods	4.89	periods	2.97	period	2.97	period	3.22	period
Weighted average fair value of stock options at measurement date	$2.47		$10.10		$5.01		$4.46		$4.45		$0.42

During fiscal year 2026, we granted 50,000 restricted stock units (“RSUs”) as sign-on awards to certain Board member. The awards vest one year from the grant date, contingent upon the recipient’s continued service with the Company. Upon vesting, each RSU is settled through the issuance of one ordinary share.

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimated that nearly 100% of the share options will be exercised, based on historical trends of executive retention and option exercise behavior. This estimate is reviewed at the end of each annual or interim period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026 and 2025 and for the years ended June 30, 2026, 2025 and 2024

(Amounts in US$, except otherwise indicated)

The following table shows the evolution of stock option and weighted average exercise price for the years ended June 30, 2026 and 2025:

	06/30/2026		06/30/2025
		W.A.		W.A.
	Number of	Exercise	Number of	Exercise
	options	price	options	price
At the beginning of the year	5,009,351	10.14	7,345,795	11.83
Granted during the year	450,000	1.36	—	—
Cancelled or expired during the year	—	—	(221,444)	58.27
Forfeited during the year	—	—	(2,115,000)	10.52
Exercised during the year	—	—	—	—
Effective at the end of the year	5,459,351	9.43	5,009,351	10.14

20.CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

The Secured Notes referenced in Note 7.13 are secured by substantially all of the assets located in the United States of Pro Farm Group, Inc. and its U.S. subsidiaries and are guaranteed by BCS Holding Inc., Bioceres Crops do Brasil Ltda., Bioceres Crops S.A., Bioceres Semillas S.A.U., Verdeca LLC, Rasa Holding LLC, Rizobacter Argentina S.A., Rizobacter del Paraguay S.A., Rizobacter do Brasil Ltda., Rizobacter South Africa, Rizobacter Uruguay and Rizobacter USA, LLC.

As of June 30, 2026, pledged assets subject to restrictions on availability are summarized in the table below:

Description	Carrying Amount	Type of debt	Outstanding debt	Type of restriction
IT equipment	116,820	Leasing	250,740	Leasing
Land and buildings	1,171,309	Leasing	9,738,960	Leasing
Land and buildings	4,535,000	Borrowing	1,900,000	Mortgage

In addition, the Group had outstanding guarantee arrangements consisting of an Aval Fertil SGR guarantee with a maximum coverage amount of $1 million and a BIND SGR guarantee with a maximum coverage amount of $2.5 million.

21.EVENTS OCCURRING AFTER THE REPORTING PERIOD

See Notes 2 and 6 for a discussion of subsequent events relating to the Secured Notes and the related enforcement proceedings.

Subsequent to June 30, 2026, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.